United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale S.A.

Reference Form

1. Identification of the people responsible for the content of the form

1.1 - Statement and Identification of the Responsible People

Name of the person responsible for the content of the form	Eduardo de Salles Bartolomeo
Responsible person´s position	Chief Executive Officer
Name of the person responsible for the content of the form	Gustavo Duarte Pimenta
Responsible person´s position	Investor Relations Executive Officer
The officers, qualified above, hereby declare that:

a. reviewed the reference form;

b. all information in the form complies with the provisions in CVM Resolution No. 80, especially articles 15 to 20;

c. the set of information therein is a true, accurate and complete reproduction of the issuer's economic and financial situation and the risks inherent to its activities and the securities issued by it.

CHIEF EXECUTIVE OFFICER´S STATEMENT

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Eduardo de Salles Bartolomeo, Brazilian, married, engineer, holder of Identity Card IFP/RJ nº 053253845, registered at CPF/ME under nº 845.567.307-91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Torre Oscar Niemeyer , Praia de Botafogo, nº 186, room 701 to room 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Chief Executive Officer of Vale S.A., a joint stock company, headquartered in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, nº 186, room 701 to room 1901, Botafogo, CEP 22250-145, registered at CNPJ/ME under nº 33.592.510/0001-54 (“Company”), hereby declares:

a. to have reviewed the Company´s Reference Form;

b. all information in the Reference Form complies with the provisions in Resolution of the Securities Commission No. 80 dated March 29, 2022, as amended, especially articles 15 to 20; and

c. the set of information therein is a true, accurate and complete reproduction of the economic and financial situation of the Company and the risks inherent to its activities and the securities issued by it.

_____________________________________

Eduardo de Salles Bartolomeo

Chief Executive Officer

STATEMENT OF THE FINANCE AND INVESTOR RELATIONS CHIEF EXECUTIVE OFFICER

FOR THE PURPOSES OF ITEM 1.1 OF THE REFERENCE FORM

Gustavo Duarte Pimenta, Brazilian, married, economist, holder of Identity Card SSP/MG No. M5.762.765, registered at CPF/ME under No. 035.844.246-07, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro de Janeiro, with business address at Torre Oscar Niemeyer, Praia de Botafogo, nº 186, room 701 to room 1901, Botafogo, CEP 22250-145, in the city and state of Rio de Janeiro, in the capacity of Finance and Investor Relations Chief Executive Officer of Vale S.A., a joint stock company, headquartered in the city and state of Rio de Janeiro, at Torre Oscar Niemeyer, Praia de Botafogo, nº 186, room 701 to room 1901, Botafogo, CEP 22250-145, registered at CNPJ /ME under No. 33.592.510/0001-54 (“Company”), for the purposes of item 1.1 of the Company's Reference Form, hereby declares that:

a. to have reviewed the Company´s Reference Form;

b. all information in the Reference Form complies with the provisions in Resolution of the Securities Commission No. 80 dated March 29, 2022, as amended, especially articles 15 to 20; and

c. the set of information therein is a true, accurate and complete reproduction of the economic and financial situation of the Company and the risks inherent to its activities and the securities issued by it.

___________________________________________________

Gustavo Duarte Pimenta

Finance and Investor Relations Chief Executive Officer

1.2 - Individual statement of the new holder of the position of Chief Executive Officer or Investor Relations Executive Officer, duly signed, attesting that:

Item not applicable.

2. Auditors

2.1/2.2 - Identification and remuneration of the Auditors

Is there an auditor?	YES
CVM Code	2879
Type of auditor	National
Name/Corporate Name	PricewaterhouseCoopers Auditores Independentes
CPF / CNPJ	61562112/0001-20
Date of the service contracting	02/15/2019
End of the service provision	Not applicable.
Description of contracted service

Provision of professional services related to the audit of the financial statements, both for local and international purposes and internal control certification work (compliance with “Section 404” of the Sarbanes-Oxley Act of 2002), for the fiscal years from 2019 to 2023, and Review of the Quarterly Financial Information (ITR) for the period ended on March 31, 2019 through the period which will end on December 31, 2023.

Additionally, the scope of work also encompasses the provision of other audit-related services, such as issuance of reports on prior agreed procedures in accordance with NBC TSC4400.

Total amount of the independent auditors´ remuneration segregated by service	The services contracted with the Company's external auditors for the fiscal year ended on December 31, 2021 for the Company and its subsidiaries were as follows: In thousands reais Accounting Audit 28,516 Audit - Sarbanes Oxley Law 3,070 Audit-Related Services (1) 453 Total External Audit Services 32,039 (1) These services are mostly contracted for periods shorter than year.
Justification of the replacement	Not applicable.
Reason presented by the auditor in case of disagreement with the issuer's justification	Not applicable.

Technical responsible person´s name	Service provision period	CPF	Address
Patricio Marques Roche	As of 1/01/2019	993.005.407-34	Rua do Russel, 804, 6º e 7º Ed. Manchete – Glória, Rio de Janeiro/RJ, 22210-907 E-mail: patricio.roche@pwc.com Telephone: (21) 3232-6112

2.3 - Other relevant information

At a meeting of the Administration Board held on September 10, 2020, the Policy for the Hiring of Vale Independent Auditors was approved, which aims to set the guidelines and the principles for hiring audit services and services related to audit or not of the consolidated financial statements of the Company and its subsidiaries, in compliance with the requirements set forth in the applicable legislation.

This policy sets the specific internal procedures for the initial hiring of independent auditors, as well as the subsequent hiring of other services by the independent audit firm, based on principles that preserve the auditor's independence.

All contracts are evaluated by the Audit Committee, which is responsible for recommending the hiring of independent auditors for approval by the Administration Board, as defined in the Company's Bylaws. The policy also contains the forecast of specific services which are forbidden for the independent auditors, even if they declare to be independent for the service.

3. Selected financial statements

3.1 Financial Statements - Consolidated

(Brazilian Reais)	Fiscal year (12/31/2021)	Fiscal year (12/31/2020)	Fiscal year (12/31/2019)
Net Equity	197,058,000,000.00	180,986,000,000.00	157,149,000,000.00
Total Assets	499,128,000,000.00	478,130,000,000.00	369,671,000,000.00
Rec. Net/Rec. Intermed. Fin./Prem. Ins. Gains	293,524,000,000.00	206,098,000,000.00	144,635,000,000.00
Gross Income	176,257,000,000.00	115,150,000,000.00	68,198,000,000.00
Net Income (Loss)	121,228,000,000.00	26,713,000,000.00	(6,672,000,000.00)
Number of Shares, Ex-Treasury	4,839,616,936	5,129,910,954	5,128,282,469
Share Asset Value (Brazilian Reais/Unit)	40.72	35.28	30.64
Basic Earnings per Share	24.18	5.21	(1.30)
Diluted Earnings per Share	24.18	5.21	(1.30)

3.2 - Non-accountable measurements

a. value of the non-accountable measurements

The Company uses Adjusted EBITDA from continuing operations, Adjusted EBIT from continuing operations, net debt (cash) and expanded net debt as non-accounting measurement methods.

	Fiscal year ended on December 31,
(In R$ million)	2021	2020	2019
Adjusted EBITDA from continuing operations	168,056	92,236	44,435
Adjusted EBIT from continuing operations	151,677	75,639	30,621
Net Debt (Cash)	10,472	3,996	26,887
Expanded net debt	84,054	69,302	71,607

b. reconciliations between the disclosed amounts and the amounts in the audited financial statements

Adjusted EBITDA, Adjusted EBIT

	Fiscal year ended on December 31,
(In R$ million)	2021	2020	2019
Net income from continuing operations attributed to Vale shareholders	133,236	33,789	1,485
Net income (loss) attributed to non-controlling shareholders	591	(11)	449
Net income from the continuing operations	133,827	33,778	1,934
(+) Taxes on profit	25,320	4,627	(2,509)
(+) Financial income, net	(17,812)	24,152	13,375
EBIT from continuing operations	141,335	62,557	12,800
(+) Depreciation, amortization and exhaustion	16,379	16,597	13,814
EBITDA from continuing operations	157,714	79,154	26,614
Income from equity interests and other income from associated companies and joint ventures	6,947	5,210	2,585
Received dividends and interest on loans of associated companies and joint ventures	1,043	904	1,423
Impairment and write-off of non-current assets	2,352	6,968	13,813
Adjusted EBITDA from continuing operations	168,056	92,236	44,435
Depreciation, amortization and exhaustion	(16,379)	(16,597)	(13,814)
Adjusted EBIT from continuing operations	151,677	75,639	30,621

Net debt (cash) and expanded net debt

(In million Brazilian reais)	On December 31,
	2021	2020	2019
Short-term loans and financing	5,744	4,602	4,895
Gross debt (¹)	76,909	78,088	59,843
(-) Cash, cash equivalents and financial investments	65,409	70,086	29,627
(-) Short-term financial investments	1,028	4,006	3,329
Debt (cash) net	10,472	3,996	26,887
(+) Exchange swaps (²)	4,036	4,591	62
(+) Refinancing program (“REFIS”) (³)	12,772	14,262	15,749
(+) Liabilities related to Brumadinho (³)	19,737	23,774	12,022
(+) Dam de-characterization (³)	19,666	11,897	10,034
(+) Liabilities related to interest in associated companies and joint ventures (³)	17,371	10,782	6,853
Expanded net debt	84,054	69,302	71,607

(1) Includes the amounts presented in current liabilities and non-current liabilities and lease.

(2) Refers to net active derivatives and passive derivatives related to exchange and interest rate risk.

(3) Includes the amounts presented in current liabilities and non-current liabilities.

c. reason why the Company understands that such measurement is more appropriate for the correct comprehension of its financial condition and the results of its operations

The Company calculates Adjusted EBITDA from continuing operations and Adjusted EBIT from continuing operations in the terms of CVM Instruction No. 527, dated October 4, 2012, as amended (“CVM Instruction 527”).

The bodies responsible for the operational, resource allocation and performance assessment decisions, which include the Executive Office and the Administration Board, use the adjusted EBITDA from continuing operations as performance measurement. Adjusted EBITDA from continuing operations corresponds to the operating profit or loss plus dividends received from investee companies and interest on loans from associated companies and joint ventures, excluding (i) depreciation, depletion and amortization and (ii) impairment and write-off of non-current assets. Adjusted EBITDA from continuing operations is approximate measurement of the Company's cash generation, as it excludes non-recurring and non-cash effects.

Adjusted EBITDA from continuing operations corresponds to the Adjusted EBITDA from continuing operations, including depreciation, amortization and depletion.

The definitions of Adjusted EBITDA and Adjusted EBIT used by Vale may not be comparable with the Adjusted EBITDA and Adjusted EBIT disclosed by other companies.

The Company evaluates Net Debt (Cash) and Expanded Net Debt in order to assure the long-term continuity of its business. The Company adopted the concept of Expanded Net Debt for its liquidity and cash flow management, and includes, in addition to the obligations contracted with financial institutions, the obligations to deliver cash to third parties out of its regular operating process, specifically the liabilities related to the liabilities of the Brumadinho event, Fundação Renova, Samarco and REFIS.

The Company presents Net Debt (Cash) and Expanded Net Debt as additional information and it shall be considered together with other measurements and indicators for better understanding of the Company's performance and financial conditions.

Adjusted EBITDA, Adjusted EBIT, Net Debt (Cash), and Expanded Net Debt are not measurements recognized by the Accounting Practices Adopted in Brazil (BR GAAP) or the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”), not they represent cash flow for the presented periods and shall not be considered as substitute for net income, operating performance indicators or substitute for the cash flow as an indicator of the Company's liquidity. There is no standard meaning for them and these cannot be comparable with similar measurements used by other companies.

3.3 - Events subsequent to the last financial statements

The Company's consolidated financial statements for the fiscal year ended on December 31, 2021 were approved by the Company's Administration Board and issued on February 24, 2022.

In the terms of the rules set forth in Technical Pronouncement CPC 24, approved by CVM Resolution No. 593/09, the following subsequent events are included in the Company's consolidated financial statements:

  On February 24, 2022, the Administration Board approved the cancellation of 133,418,347 common shares issued by the Company acquired and held in treasury, with no reduction of the value of its capital stock.

  On February 24, 2022, the Company's Administration Board approved the proposal for recommendation to the General Meeting for the merger of New Steel into Vale S.A.

  In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and are related to the manganese ferroalloys business, at the amount of R$223 million (US$40 million). Due to this agreement, these assets and liabilities were classified as held for sale and measured at fair value less alienation costs, resulting in the recognition of loss at the amount of R$143 million, recognized in the income statement for the year ended on December 2021 as "Impairment and write-off of non-current assets". The transaction was completed in January 2022 and there will be no material impact on the results for 2022.

  In February 2022, the Company completed the sale and the transfer of its 50% interest in CSI for the total amount of R$2,440 million (US$437 million). Upon completion of the transaction, the Company will record gain of approximately R$1,200 million in the income for 2022, R$309 million of which from the sale and R$891 million due to the reclassification of the accrued conversion adjustments of the net equity to the income for the period.

  In September 2020, the federal government enacted Law No. 14,066, which amended the National Dam Safety Policy (Law No. 12,334/2020), reinforcing the prohibition of construction and raising of dams upstream in Brazil. The statute also requires the companies to de-characterize the facilities built by the upstream method by 2022, or later, if it is proven that de-characterization is not technically feasible by 2022. A substantial part of the Company's de-characterization projects will be completed in a period after the date set in the legislation due to the characteristics and the safety levels of the geotechnical facilities. Thus, on February 21, 2022, the Company filed a request for extension of the deadlines at the competent bodies.

  On February 24, 2022, the Administration Board approved the remuneration to the shareholders at the total gross amount of R$17,849 million, paid on March 16, 2022.

3.4 - Profit allocation policy

Fiscal year ended on December 31,
	2021	2020	2019
a. Profit retention rules	According to articles 39 and 40 of the Bylaws, after the constitution of the legal reserve, the constitution of (i) tax incentive reserve, to be constituted in accordance with the legislation in force; and (ii) investment reserve, with the purpose to assure the maintenance and the development of the main activities part of the Company's corporate object, must be considered in the proposal for profit distribution at amount not exceeding 50% of the distributable net income up to the maximum limit of the Company's capital stock
a.i Retained profit amounts	Out of the total net income of R$121,227,595,297.20 in the year: (i) R$6,061,379,764.86 were allocated to the legal reserve, (ii) R$13,778,845,340.60 were allocated to the tax incentive reserve, and (iii) R$ 42,616,191,940.54, to the investment reserve.	Out of the total net income of R$ 26,712,688,500.84 in the year: (i) R$1,335,634,425.04 were allocated to the legal reserve, (ii) R$9,061,939.21 were allocated to the tax incentive reserve, and (iii) R $3,502,326,464.04, to the investment reserve.	The loss for the year of R$6,671,445,224.86 was fully absorbed through investment reserve.
a.ii Percentages in relation to the total stated profit	Out of the total net income for the year, (i) 5% was allocated to the legal reserve, (ii) 11.37% to the tax incentive reserve, and (iii) 32.15% to the investment reserve.	Out of the total net income for the year, (i) 5% was allocated to the legal reserve, (ii) 0.03% to the tax incentive reserve, and (iii) 13.11% to the investment reserve.	Loss for the year 100% absorbed through investment reserve.
b. Rules on dividend distribution

According to article 41 of the Bylaws, at least 25% of the annual net incomes, adjusted in terms of the law, will be allocated to the payment of dividends.

In the last three fiscal years, in the terms of article 5, §5 of the Bylaws, the holders of preferred shares were entitled with the right to participate in the dividend to be distributed calculated as per Chapter VII of the Bylaws, according to the following criterion:

(a) priority to receive dividends corresponding to (i) at least 3% of the net equity value of the share, calculated based on the financial statements that have served as a reference for the payment of the dividends or (ii) 6% calculated on the portion of the capital constituted by that class of shares, whichever is greater;

(b) right to participate in the distributed profits, on equal terms with the common shares, after assuring dividend equal to the minimum priority set in accordance with item “a” above;

(c) right to participate in any bonus, on equal terms with the common shares, following the priority set for the distribution of dividends.

c. Frequency of the dividend distributions	In fiscal year 2021, R$11,045,500,000.00 was paid on June 30, 2021 and R$ 40,200,000,000.00 on September 30, 2021 as dividends.	From the result for fiscal year 2020, R$4,288,000,000.00 was paid as interest on equity and R$17,577,665,672.55 as dividends, paid on March 15, 2021.	None
d. Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	None	None	None
e. Whether the issuer has a formally approved policy for the profit allocation, informing the body responsible for approval, date of approval and whether the issuer discloses the policy, locations on the internet where the document can be checked.	The remuneration policy applicable to 2021 is the remuneration policy approved on March 29, 2018 by the Administration Board, which is available for check on the websites of CVM (www.gov.br/cvm) and the Company (www.vale.com).

The remuneration policy applicable to 2020 is the remuneration policy approved on March 29, 2018 by the Administration Board, which is available for check on the websites of CVM (www.gov.br/cvm) and the Company (www.vale.com). This policy was suspended on January 27, 2019 due to the failure of Dam I of the Córrego do Feijão Mine in

Brumadinho (MG), and was restored, without changes, on July 29, 2020.

The remuneration policy applicable to 2019 is the remuneration policy approved on March 29, 2018 by the Administration Board, which is available for check on the websites of CVM (www.gov.br/cvm) and the Company (www.vale.com). However, the validity of this policy was suspended.

3.5 - Dividend distribution and net income retention

(In Brazilian reais)	Fiscal year 12/31/2021	Fiscal year 12/31/2020	Fiscal year 12/31/2019
Adjusted net income	101,387,370,191.74	25,367,991,136.59	-6,671,445,226.01
Distributed dividend in relation to the adjusted net income	60.838889	86.193915	0.000000
Return rate over the issuer´s net equity	32.059310	14.759533	0.000000
Total distributed dividend	61,682,950,000.00	21,865,665,672.55	0.00
Retained net income	62,456,417,046.00	4,847,022,828.29	0.00
Retention approval date	04/29/2021	04/30/2021	04/30/2020

01/01/2021 to 12/31/2021

Share Kind	Share Class	Distributed dividend	Amount (Unit)	Dividend Payment
Ordinary	-	Obligatory dividend	11,045,500,000.00	06/30/2021
Ordinary	-	Obligatory dividend	40,200,000,000.00	09/30/2021
Ordinary		Obligatory dividend	17,848,950,000.00	03/16/2022

01/01/2020 to 12/31/2020

Share Kind	Share Class	Distributed dividend	Amount (Unit)	Dividend Payment
Ordinary	-	Interest on Own Capital	4,288,000,000.00	03/15/2021
Ordinary	-	Obligatory dividend	17,577,665,672.55	03/15/2021

01/01/2019 to 12/31/2019

Share Kind	Share Class	Distributed dividend	Amount (Unit)	Dividend Payment
-	-	-	0.00	-

3.6 - Statement of dividends to the retained profit or reserves account

	Fiscal year closed on December 31,
Dividends distributed to account (in R$ thousand)	2021	2020	2019
Retained Profit	-	-	-
Reserve Realization	7,411,540	12,350,316	7,253,260

3.7 - Debt level

Fiscal year	Sum of the current liabilities and the non-current liabilities	Type of rate	Debt rate	Description and reason to use another rate
12/31/2021	R$302,070,000,000.00	Debt rate	0.61	Not applicable.
12/31/2021	0	Other rates	0.41

Gross debt/Adjusted EBITDA. The referred rate is based on US dollar. Gross debt consists of the sum of “Short-term loans and financing”, “Long-term loan current portion” and “Long-term loans and financing”. Adjusted EBITDA is calculated as described in item 3.2.b of this Reference Form annualized over the last twelve months - ADJUSTED EBITDA.

The debt to net worth ratio Gross Debt/Adjusted EBITDA indicates the approximate time it would take for a company to pay all debts using its cash generation exclusively.

The Company adopts the debt to net worth ratio Gross debt/Adjusted EBITDA and the interest coverage ratio Adjusted EBITDA/Interest expenses. These ratios are broadly used by the market (rating agencies and financial institutions) and serve as a reference to assess the Company's financial situation, in addition to being included in covenant clauses in certain loan and financing agreements.

12/31/2021	0	Other rates	46.04

Adjusted EBITDA/Interest Expenses - This ratio is based on US dollar. Adjusted EBITDA is calculated as described in item 3.2.b of this Reference Form. Interest expenses comprehend the sum of all interest appropriated or capitalized, paid or not, in given period, arising from the Company's debt.

The interest coverage ratio (Adjusted EBITDA/Interest Expense) is used to determine the capacity of a company to generate sufficient cash flow to cover its interest payment expenses.

The Company adopts the debt to net worth ratio Gross debt/Adjusted EBITDA and the interest coverage ratio Adjusted EBITDA/Interest expenses. These ratios are broadly used by the market (rating agencies and financial institutions) and serve as a reference to assess the Company's financial situation, in addition to being included in covenant clauses in certain loan and financing agreements.

3.8 - Obligations according to nature and maturity date

Ult. Inf. Accounting (12/31/2021)
Type of obligation	Type of Guarantee	Other Guarantees or Privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Debt bonds	Unsecured		458,664,421.36	-	-	-	458,664,421.36
Loans	Unsecured		1,682,257,458.38	192,874,760.69	9,704,441,854.38	32,166,944,441.51	43,746,518,514.96
Loans	Real Guarantee		3,605,327,138.10	12,603,896,615.72	1,159,007,766.26	6,393,984,739.70	23,762,216,259.78
Total			5,746,249,017.84	12,796,771,376.41	10,863,449,620.64	38,560,929,181.21	67,967,399,196.10
Remark: The information in this item refers to the Company's consolidated financial statements. The debt bond field comprehends debt bonds and transactions in the capital market.

3.9 - Other relevant information

Additional information

In 2021, the Company announced the sale of its coal assets, as part of the strategic sustainable mining agenda, which was completed in 2022. Thus, the coal segment is now presented as discontinued operation in the Company's financial statements for the fiscal year ended on December 31, 2021. For information about such sale, see item 7.9 of this Reference Form.

An operation is classified as discontinued upon disposition, or when the operation meets the criteria to be classified as held for sale, whichever occurs earlier. A discontinued operation is a component of a Company business which comprehends operations and cash flows that can be clearly distinguished from the rest of the Company and that represents a separate major line of business or geographic area of operations.

The information presented in this item 3 refers to the Company's continuing operations.

Additional Information about Financial Contracts

Part of the financing agreements entered into by the Company, as well as the outstanding debt bonds issued by it (for further information on such bonds see item 18 of this Reference Form), contain clauses which determine early maturity of the outstanding installments in case of early maturity (cross acceleration) of another financial contract signed with the same counterparty and/or any other financial contract.

For further information about the covenants in the contracts, see item 10.1 (f).

4. Risk factor

4.1 - Description of the risk factors

The ruptureof a dam or other geotechnical structure may cause severe damages, including personal, property and environmental damages.

The Company owns a significant number of dams and other geotechnical structures. Some of these structures were built using the “upstream” raising method, which may present higher stability risks, especially related to liquefaction. The rupture of any of these structures could cause loss of life and severe personal, property and environmental damages, as well as negative social impact, and could have adverse effects on the Company's business and reputation, as evidenced by the consequences of the dam ruptue in Brumadinho and Samarco’s dam in Mariana. Some of the Company's joint ventures and investees, including Samarco and Mineração Rio do Norte S.A. (MRN), also own dams and similar structures, including structures built using the upstream raising method.

Laws and regulations approved in Brazil after the rupture of Brumadinho damrequire the Company to de-characterize all of its upstream dams on a specified timetable. Due to the technical complexity involved in the de-characterization works and the necessary actions to increase the safety of the structures, in February 2022, the Company has entered into an agreement (term of commitment) with the state of Minas Gerais, regulatory agencies and state and federal public prosecutors, establishing a new schedule and reinforcing the commitment to eliminate all upstream structures in Brazil. The Company is still determining the appropriate measures for the de-characterization of certain upstream dams in Brazil.

As of the date hereof, the Company has completed approximately 23% of its de-characterization plan. This means that these structures have lost their upstream characteristics and no longer have the function of storing tailings. The elimination of 100% of the dams is expected to be achieved by 2035, given the dams technical characteristics, such as volumes of tailings contained. Additional information regarding such schedules is available on our ESG Portal at www.vale.com/ESG. The information on our website is not incorporated by reference into this Reference Form. As of December 31, 2021, the provision for the conclusion of the de-characterization plan for the Company's structures is US$3.523 billion and for Samarco's structure is US$202 million, and additional provisions may be recognized as a result of the adjustments of de-characterization projects.

The works related to the de-characterization process may impact the geotechnical behavior of certain upstream tailings facilities, affecting the risk of rupture of these structures. In extreme cases, this process, when associated with other conditions, may contribute to the rupture of structures. The evacuation of the downstream zones of the critical dams, the construction of physical barriers (back-up damns) to contain the tailings in case of failure and other safety measures the Company takes may not be sufficient to prevent damage and impact on the communities.

The rupture of the Company's tailings dam in Brumadinho has adversely affected its business, financial condition and reputation, and the overall impact of the dam rupture is still uncertain.

In January 2019, the dam rupture in Brumadinho resulted in 270 fatalities or presumed fatalities, in addition to personal, property and environmental damages. This event has adversely affected and will continue to adversely affect Vale's operations. For further information, see item 7.9 of this Reference Form.

2.	Liabilities and legal proceedings. The Company continues to be a defendant in a number of legal proceedings and investigations related to the dam rupture, including criminal investigations in Brazil and securities litigation in the United States. Additional proceedings and investigations may be initiated in the future. Adverse results in these proceedings may have a material adverse effect on the Company's business and financial condition. See items 4.3 to 4.7 and 7.9 of this Reference Form for more information.

3.	Suspension of operations Following the dam rupture, several operations were suspended, which have adversely impacted and may continue to adversely impact the Company's production and cash flows. It is possible that some of these operations may not to be resumed. In addition, orders by the relevant authorities or courts may result in substantial operational inefficiencies, which may lead to the suspension of certain operations. For further information, see item 7.9 of this Reference Form.

4.	Impact on the financial performance. The dam rupture continues to have a significant impact on the Company's financial performance, which includes reduced revenues due to the suspension of the operations, increased assistance and remediation expenses, impairment of fixed assets, provisions for costs of de-characterization, restoration and recovery and provisions for legal proceedings. For further information, see item 7.9 of this Reference Form.

5.	Increase in the production costs and capital investments. The Company has made investments and adjustments to its operations and may need to make additional investments and adjustments to increase production, mitigate the impact of the suspended operations or comply with additional safety requirements. Alternative disposal methods may also have to be used to continue operating certain mines and plants, particularly those that rely on tailings dams. These alternative methods may be more expensive or require significant capital investments in mines and plants. As a result, the costs are expected to increase, which may have a material adverse effect on the Company's business and financial condition.

6.	Additional regulation and restrictions on the mining operations. The rules on mining activities and ancillary activities, such as dam safety, have become stricter following the Brumadinho dam rupture. Additional rules may be approved. The licensing process for the Company's operations has become longer and subject to more uncertainties. Also, external experts may be reluctant to attest to the stability and the safety of the Company's dams as a result of increasing risks of liability. If any of the Company's dams is unable to comply with the safety requirements or if the Company is unable to obtain the required certification for any of its dams, the Company may need to suspend operations, evacuate the area surrounding the dam, relocate communities and take other emergency actions. These measures are costly, may have adverse impact on our business and financial condition and may cause further damage to the Company's reputation.

7.	Additional environmental impacts. The entire environmental consequences of the Brumadinho dam rupture remain uncertain, and additional damages may be identified in the future. Also, failure to implement the Company's dam de-characterization plan and measures to prevent further accidents could also lead to additional environmental damages, additional impacts on its operations and additional claims, investigations and proceedings against the Company.

8.	Reserves and resources. New regulations applicable to dam licensing and operation have caused, and may further cause, decreases in the reported reserves and resources or reclassification from proven reserves as probable reserves.

9.	Increased cost of insurance. The Company's cost of insurance may rise, and the Company may not be able to obtain insurance for certain risks.

10.	Increased taxation and other obligations. The Company may be subject to new or increased taxes or other obligations to fund remedial measures and compensate direct and indirect impacts of dam ruptures.

(b) Risks related to the Company

Operational problems could materially and adversely affect the Company's business and financial performance.

Ineffective project management and operational breakdowns might require to suspend or curtail Company's operations, in which could generally reduce its productivity. Operational breakdowns could entail critical plant and machinery failures. There can be no assurance that ineffective project management or other operational problems will not occur. Any damages to the Company's projects or delays in its operations caused by ineffective project management or operational breakdowns could materially and adversely affect its business and operating results.

The Company's business is subject to a number of operational risks that may adversely affect the results of its operations, such as:

11.	Unexpected weather conditions or other force majeure events;
12.	Adverse mining conditions delaying or hampering its ability to produce the expected quantity of minerals and meet the specifications required by customers, which can trigger price adjustments;
13.	Accidents or incidents involving its mines, industrial facilities and related infrastructure, such as dams, plants, railways and railway bridges, ports and ships;
14.	Delays or interruptions in the transportation of its products, including railroads, ports and ships;
15.	Tropical diseases, viral outbreaks, such as the coronavirus, and other contagious diseases in regions where some of its operations or projects are located, which pose health and safety risks to its employee;
16.	Labor disputes that may disrupt its operations from time to time;
17.	Changes in the market conditions or regulations may affect the economic prospects of an operation and make it inconsistent with the Company's business strategy;
18.	Failure to obtain the renewal of required permits and licenses, or delays or higher-than-expected costs to obtain them;
19.	Disruptions to or unavailability of critical information technology systems or services resulting from accidents or malicious acts; and
20.	Modern slavery, child labor and child sexual exploitation, among other human rights violations related to the Company's activities or its supply chain, may also affect its business and operations.

The Company's business could be adversely affected by the failure or unavailability of certain critical assets or infrastructure.

The Company relies on certain critical assets and infrastructure to produce and transport its products to the customers. These critical assets include mines, industrial facilities, ports, railways, roads and bridges. The failure or unavailability of any critical asset, whether resulting from natural events or operational issues, could have a material adverse effect on its business.

Substantially the entire iron ore production in the Northern System is transported from Carajás, in the Brazilian state of Pará, to the Port of Ponta da Madeira, in the Brazilian state of Maranhão, through the Carajás railroad (“EFC”). Any interruption of EFC or the port of Ponta da Madeira could significantly impact the Company's ability to sell its Northern System production. Regard Carajás railroad, there is a particular risk of interruption at the bridge over the Tocantins River, where trains run on a single railway line. In the port of Ponta da Madeira, there is a particular risk of interruption at the São Marcos access channel, a deep water channel that provides access to the port. Also, any failure or interruption of the long-distance conveyor belt (TCLD) used to transport iron ore production from S11D mine to the beneficiation plant could adversely impact the operations at the S11D mine.

The Company's projects are subject to risks that may result in increased costs or delays in their implementation.

The Company is investing to maintain and further increase its production and logistics capabilities. Vale regularly review the economic viability of its projects. As a result of this review, the Company may decide to postpone, suspend or interrupt the implementation of certain projects. Its projects are also subject to a number of risks that may adversely affect its growth prospects and profitability, including the following:

21.	The Company may not be able to obtain financing at attractive rates.
22.	The Company may encounter delays or higher-than-expected costs to obtain the necessary equipment or services and implementation of new technologies to build and operate a project.
23.	Cur efforts to develop projects on schedule may be hampered by a lack of infrastructure, including reliable telecommunications services and power supply.
24.	Suppliers and contractors may fail to meet their contractual obligations to the Company.
25.	The Company may face unexpected weather conditions or other force majeure events.
26.	The Company may fail to obtain or renew the required permits and licenses to build a project, or face delays or higher-than-expected costs to obtain or renew them.
27.	Changes in the market conditions or regulations can make a project less profitable than expected at the time of the work start.
28.	There may be accidents or incidents during the project implementation.
29.	The Company may face shortages of skilled personnel.
30.	The project may not achieve the expected results in terms of production and operating costs.

The Company's business could be adversely affected by the performance of its counterparties, contractors, joint venture partners or joint ventures which the Company does not control.

Customers, suppliers, contractors, financial institutions, joint venture partners and other third parties may fail to perform existing contracts and obligations, which may unfavorably impact the Company's operations and financial results. The ability of these third parties to perform their obligations may be adversely affected in times of financial stress and economic downturn.

Important parts of Vale's iron ore, pelletizing, nickel, copper, energy and other businesses are held through joint ventures. This may reduce the Company's degree of control, as well as its ability to identify and manage risks. Vale's forecasts and plans for these joint ventures and consortia assume that their partners will observe their obligations to make capital contributions, purchase products, and in some cases, provide skilled and competent management personnel. If any of its partners fails to observe their commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or it is possible that the Company will have to increase the level of its investment to implement these plans.

Some of the Company's investments are controlled by partners or have a separate and independent management. These investments may not fully comply with the Company's standards, controls and procedures, including health, safety, environment and community standards. Failure by any of the contractors, partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental, litigation, health and safety incidents or accidents, which could adversely affect the results and the reputation of the Company.

Legal proceedings and investigations could have a material adverse effect on the Company's business.

The Company is involved in legal proceedings in which adverse parties have sought injunctions to suspend certain operations or claimed substantial amounts against Vale. According to the Brazilian law, a broad range of conduct that could be considered to be in violation of Brazilian environmental, labor or tax laws can be considered criminal offenses. Accordingly, the executive officers, employees, and in certain cases, the Company and its subsidiaries could be subject to criminal investigations and criminal proceedings in connection with allegations of violation of environmental, labor or tax laws, and the Company or its subsidiaries could be subject to criminal investigations and criminal proceedings in connection with allegations of violations of environmental laws and human rights.

The defense of these lawsuits may be costly and time-consuming. Possible consequences of adverse results in some legal proceedings include suspension of operations, payment of significant amounts, triggering of creditor remedies and damage to reputation, which could have a material adverse effect on the Company's operating results or financial condition. For additional information, see items 4.3 to 4.7 of this Reference Form.

In addition to the investigations and legal proceedings related to the Brumadinho dam failure, as a shareholder of Samarco, the Company also faces the consequences of the failure of the Fundão tailings dam, in November 2015. Vale is involved in multiple legal proceedings and investigations relating to the rupture of Fundão tailings dam. Tax authorities or other creditors of Samarco, may attempt to recover from Vale amounts due by Samarco, if Samarco is unable to fulfill its obligations or is unable to restructure its debt. Failure to contain theremaining tailings in Samarco's dams could cause additional environmental damage, additional impacts on the operations and additional claims, fines and proceedings against Samarco and the Company. The Company has financed the Fundação Renovato support certain remediation measures undertaken by Samarco. If Samarco is unable to generate sufficient cash flows to fund the remediation measures required under these agreements, the Company will be required to continue funding these remediation measures. For further information, see item 7.9 of this Reference Form.

The Company's governance, internal controls and compliance processes may fail to prevent breaches of legal, accounting, regulatory, ethical or governance standards.

The Company operates in a global environment and its activities extend over multiple jurisdictions and complex regulatory frameworks, with increasing enforcement activities worldwide. Vale is required to comply with a wide range of laws and regulations in the countries where it operates or does business, including anti-corruption, international sanctions, anti-money laundering and related laws and regulations. The Company's governance and compliance processes, which include reviewing internal controls over financial reporting, may not timely identify or prevent future breaches of legal, regulatory, accounting, governance or ethical standards. The Company may be subject to breaches of its Code of Conduct, anti-corruption policies, human rights policies or other internal policies, or breaches of business conduct protocols and to instances of fraudulent behavior, corrupt practices and dishonesty of its employees, contractors, counterparties and other agents. This risk is heightened by the fact that Vale has a large number of contracts with local and foreign suppliers, as well as by the geographic distribution of its operations and the wide variety of counterparties involved in its business. Failure to comply with applicable laws and other standards by the Company may subject it to investigations by the authorities, litigation, fines, loss of operating licenses, disgorgement of profits involuntary dissolution and reputational harm.

Developments relating to the pandemic of the coronaviru may have a material adverse impact on the Company's financial condition or operational results.

It is unclear how the COVID-19 pandemic will evolve throughout 2022 and the following years. Since March 2020, governmental authorities in various jurisdictions have imposed lockdowns or other restrictions to contain the virus, and several companies have experienced suspensions or reduced operations.

The Company, its customers, suppliers and service providers may face restrictions imposed by regulators and authorities. These restrictions may result in difficulties related to employee absences, and consequently in insufficient personnel at some sites, disruption of our supply chain, deterioration in the financial health of our customers, higher costs and expenses associated with the suspension of contractors’ work on non-essential projects, operational difficulties, such as the postponement of the resumption of our production capacity due to delayed inspections, assessments or authorizations, among other operational difficulties. The Company may need to adopt further contingency measures, or eventually, suspend additional operations, which may have a material adverse impact on our production and sales, result in additional costs and expenses, and, eventually, adversely impact our financial condition or operational result.

The Company made a transition of a significant number of employees to a remote work regime to mitigate the spread of COVID-19 and since then, it has adopted remote work regime in certain areas on a permanent basis. Remote working may amplify certain business risks due to increased demand for information technology resources combined with increased risk of phishing scams and other cybersecurity attacks, increased risk of unauthorized dissemination of sensitive personal or confidential information and increased risk of business interruptions. The Company may also be more exposed to lawsuits by employees claiming unpaid overtime or other labor-related claims. These risks may result in additional costs and expenses for the Company, affect its ability to operate effective internal controls over financial reporting and adversely affect its reputation.

As a result of the current outbreak of the coronavirus pandemic, the business activities worldwide including construction and manufacturing activities, which are two of the main drivers of demand for iron ore and other metals, have been significantly impacted and general recovery of such industries may take long. If the coronavirus outbreak continues and efforts to contain the pandemic, whether governmental or otherwise, further limit the business activity or the Company's ability to transport its products to the customers in general for a period of time, demand for its products could be adversely affected. All of these factors could also have a material adverse impact on the Company's financial condition or operational results. For further information, see items 7.9 and 10.3 of this Reference Form.

Higher energy costs or energy shortages would adversely affect the Company's business.

Fuel oil, gas and electricity costs are a significant component of the Company's production cost, representing 7.6% of its total cost of goods sold in 2021. To fulfill its energy needs, the Company relies on the following resources: oil byproducts, which represented 37.7% of the total energy needs in 2021, coal (14.8%), electricity (29.6%), natural gas (13.6%) and other energy sources (4.3%).

Electricity costs represented 2.9% of its total cost of goods sold in 2021. If the Company is unable to secure reliable access to electricity at acceptable prices, it may be forced to curtail production or may experience higher production costs, either of which would adversely affect its operational results. The Company faces the risk of energy shortages in the countries where it has operations and projects, especially in Brazil, due to lack of infrastructure or weather conditions, such as floods or droughts. Future shortages and government efforts to respond to or prevent shortages may adversely impact the cost or supply of electricity to the Company's operations. In addition, the transition of the energy matrix to meet the decarbonization commitments may, at first, lead to an increase in energy costs until renewable sources are globally consolidated.

The Company's mineral reserve estimates may materially differ from the volume of minerals that the Company is actually able to recover; the Company's estimates of mine life may prove inaccurat; more stringen regulations,market price fluctuations and changes in operating and capital costs may render certain mineral reserves uneconomical to mine; the Company may not be able to replenish its reserves.

There are numerous uncertainties inherent in estimating quantities of mineral resources and mineral reserves, and in projecting potential future rates of mineral production, including factors beyond the Company's control. The reduction in the Company's mineral resources and mineral reserves may affect its future production and cash generation, impact depreciation and amortization and result in asset write-downs or write-offs, which may have an adverse effect on the Company's financial performance.

Below, there are the main risks related to the Company's mineral resources and mineral reserves:

31.	Mineral reserve reporting and mine life estimates involve estimating mineral deposits that cannot be measured in an exact manner, and the accuracy of any mineral reserve estimate is a function of the quality of the available data, engineering, minerals and metals market prices, more stringent regulations, cost estimates, investments, geotechnical analysis, geological interpretation and judgment. No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates anticipated by the Company. The Company reviews its estimates of mineral resources and mineral reserves from time to time in light of updated information and changes in the regulatory framework (including conditions imposed by environmental laws and regulations), which may result in reduction in reported mineral resources and reserves.

32.	The Company's difficulties or inability to obtain licenses for new operations, supporting structures or activitie (such as dams), or to renew its existing licenses, can cause reduction in its mineral resources which could be converted into mineral reserves.

33.	Once the mineral deposits are discovered, it can take several years, from the initial stages of drilling, until production is possible, during which the economic feasibility of production may change. If it is proven that a project is not economically feasible at the time when it is ready for exploration, Vale may incur substantial losses and be be obliged to take write-downs, or at least, downgrade its mineral reserves into mineral resource categories. In addition, potential changes or complications involving metallurgical and other technological processes that arise during the course of a project may result in delays and cost overruns which, in turn, may render the project not economically feasible at the time of reporting.

34.	The Company is engaged in mineral exploration, which is highly uncertain in nature, it involves many risks and frequently is non-productive. The Company's exploration programs, which involve significant expenditures, may not result in the mineral resources definition suitable for expansion or replacement of mineral reserves depleted by the current production. If the Company does not develop new mineral resources and reserves, it will not be able to sustain its current level of production beyond the remaining useful lives of its existing mines.

35.	Mineral reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances from the primary crusher and to waste deposits become longer, pits become steeper, mines may move from open pit to underground, and underground operations become deeper. In addition, for some types of deposits, the mineralization grade descreases and the hardness increases at greater depths. As a result, over time, the Company usually experiences rising unit extraction costs with respect to each mine, or may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Many of the Company's mines have been operating for long periods, and it is likely that the Company will experience increased extraction costs per unit in the future in these operations in particular.

Lower cash flows, resulting from the suspension of operations or decreased prices of the Company's products, may adversely affect the Company's credit ratings, and the cost and availability of financing.

The suspension of operations or decline in the prices of the Company's products could adversely affect its future cash flows, credit ratings and ability to secure financing at attractive rates. This could also adversely affect its ability to finance its capital investments, including disbursements required to remediate and compensate damages resulting from the Brumadinho dam rupture, provide the financial assurances required to obtain licenses in certain jurisdictions, pay dividends and comply with the financial covenants in some of its long-term debt instruments. For additional information, see items 4.2 and 10.1 of this Reference Form.

Failures in the Company's cyber security, information technology, operating technology and telecommunications systems controls may adversely affect its business and reputation.

The Company relies heavily on cybersecurity controls, information technology, operating technology and telecommunications systems for the operation of many of its business processes. Failures in those controls, whether caused by obsolescence, technical failures, negligence, accident or cyber attacks, may result in the disclosure or theft of sensitive information, loss of data integrity, misappropriation of funds and interruptions in the Company's business operations and impact its ability to disclose its financial results. The Company may be the target of attempts to gain unauthorized access to information technology and operational technology systems through the internet, including sophisticated and coordinated attempts, often referred to as advanced persistent threats. Disruption of critical cybersecurity controls, information technology, operational technology or telecommunications systems, as well as data breaches, may harm the Company's reputation and have a material adverse effect on its operating performance, earnings and financial condition.

The Company is subject to laws and regulations relating to data protection and privacy, including the European Union General Data Protection Regulation (GDPR) and Brazilian Lei Geral de Proteção de Dados (LGPD). Any failure to comply with these laws and regulations could result in proceedings or actions against the Company, the imposition of fines or penalties or damage to reputation, which could have an adverse effect on the Company and its business, reputation and operational results.

The Company's performance and its ability to achieve its ambitions and maintain its competitive position depend on the Company's culture and capacity to attract, develop and retain skilled and experienced personnel and business partners.

Since 2019, Vale has been promoting a transformation in its culture, which it believes is fundamental for the implementation of its business strategy and its ambitions. The Company's ability to attract, develop and retain experienced and talented professionals also depends on the transformation of its corporate culture. If it fails to achieve its cultural transformation goals and to attract, develop and retain talent, the Company's reputation, performance and competitive position could be adversely affected.

Labor disputes may disrupt the Company's operations from time to time.

A substantia number of the Company's employees and some of the employees of its subcontractors are represented by labor unions and covered by collective bargaining or other labor agreement, subject to periodic negotiation. Strikes and other labor disruptions in any of its operations are capable of adversely affect the operation of these facilities, the deadline for completion and the cost of the Company's capital projects. For further information about the labor relationships, see item 14 of this Reference Form. In addition, the Company could be adversely affected by labor disruptions involving third-party suppliers that may provide it with goods or services.

The Company may not have adequate insurance coverage for some business risks.

The Company's business is, in general, subject to different risks and hazards, which could have impact on people, assets and the environment. The insurance that Vale maintains against typical risks in its business may not provide adequate coverage. Insurance against some risks (including liability for environmental damage, damage resulting from a dam breaches, spills or leakage of hazardous substances and interruption of certain business activities) may not be available at a reasonable cost or at all. Even when available, the Company may self-insure in cases where it determines that doing so will be more cost-effective. As a result, accidents or other adverse events involving its mining, production or transportation facilities may not be covered by insurance and could have a material adverse effect on its operations.

It could be difficult for investors to enforce any judgment obtained outside Brazil against the Company or any of its associates.

The Company's investors may be located in jurisdictions outside Brazil and could seek to bring actions against the Company or against the members of the Board officers in the courts of their home jurisdiction. Vale is a Brazilian company, and the majority of its directors and Board members reside in Brazil. The vast majority of the Company's assets and the assets of its directors and Board members are likely to be located in jurisdictions other than the jurisdictions of its foreign investors. It might not be possible for investors outside Brazil to effect service of process within their home jurisdictions on Vale or on Vale’s officers or directors who reside outside their home jurisdictions. In addition, a final conclusive foreign judgment will be enforceable in the courts of Brazil without another examination of the merits, only if previously ratified by the Brazilian Superior Court of Justice (STJ), and ratification will only be granted if the foreign judgment: (i) fulfills all formalities required for its enforceability under the law of the country in which it has been issued; (ii) was issued by a competent court after due service of process on the defendant, as required in the applicable law; (iii) is not subject to appeal; (iv) is not in conflict with a final and unappealable decision issued by a Brazilian court; (v) has been authenticated by a Brazilian consulate in the country where it has been issued or is duly apostille-certified in accordance with the Convention for Abolishing the Requirement for Legalization of Foreign Public Documents and is accompanied by a sworn translation into Portuguese, unless this procedure was exempted by an international treaty entered into by Brazil; (vi) does not cover matters of exclusive jurisdiction of the Brazilian courts; and (vii) is not contrary to the Brazilian national sovereignty, public policies or good morals. Therefore, the investors might not be able to recover against Vale or Vale’s directors and officers on judgments of the courts of their home jurisdictions predicated upon the laws of such jurisdictions.

(c) Risks related to the Company's Controller or Controlling Group and Risks related to the Company's shareholders.

The Company does not have a controlling shareholder or controlling group and, as a result, is subject to certain risks.

Since 2020, the Company does not have a controlling shareholder or a control group that holds rights that permanently guarantee it the majority of votes in the resolutions at the general shareholders' meeting, and the power to elect the majority of the members of the Company's Board of Directors. When there is no controlling shareholder or a controlling group, the minimum quorum required by law for certain decisions at a general shareholders' meeting may not be reached in relation to certain matters, which could adversely affect the Company's business. Vale is also exposed to shareholder activism, with shareholder groups seeking to cause Vale to take actions not consistent with its business strategy. This may require the Company to incur significant expenses, time and attention from its r management and Board of Directors, which could interfere with its ability to implement its business strategy and adversely affect its business and operational results.

The Brazilian Government has certain veto rights.

The Brazilian Government own 12 golden shares of Vale, which give it limited veto power over certain matters of the Company, such as changes in its corporate name, location of its headquarters or corporate purpose regarding mining activities. For a detailed description of the veto power of the golden shares, see item 18.1 of this Reference Form.

36.	Risks related to the Company's subsidiaries

For information on the risks related to companies invested in by the Company, see the Risk Factor described in item (b) above: "The Company's business could be adversely affected by the performance of its counterparties, contractors, joint venture partners or joint ventures which the Company does not control.”

37.      Risks related to the Company's suppliers

For information on the risks related to the Company's suppliers, see the Risk Factors described in item (b) above: "The Company's business could be adversely affected by the performance of its counterparties, contractors, joint venture partners or joint ventures which the Company does not control." and “Higher energy costs or energy shortages would adversely affect the Company's business.”.

38.	Risks related to the Company's customers

For information on the risks related to the Company's customers, see the risk factor described in item (b) above: "The Company's business may be adversely affected by the performance of its counterparties, contractors, joint venture partners or joint ventures which the Company does not control.”

39.     Risks Related to the Sectors of the Economy in which the Company operates

Adverse economic developments in China could negatively impact Vale's revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals in the last decades. In

China has been the main driver of global demand for minerals and metals over recent decades. In 2021, Chinese demand represented 74% of global overseas demand for iron ore, 56% of global demand for nickel and 52.5% of global demand for copper. The percentage of our net operating revenues attributable to sales to customers in China was 52% in 2021. Therefore, any contraction of China's economic growth or change in its economic profile, or changes in the political or sanctions environment globally could result in lower demand for our products, leading to lower revenues, cash flow and profitability. Underperformance in the Chinese real estate and infrastructure sector, the largest consumer of carbon steel in China, would also negatively impact our results. COVID-19 pandemic control measures, such as shutdowns resulting from localized outbreaks, could potentially impact the industrial activity and the supply chain.

The Company's businesses are exposed to the cyclicality of global economic activity and require significant capital investments.

As a mining company, Vale is a supplier of industrial raw materials. Industrial production is cyclical and volatile, which affects the demand for minerals and metals. At the same time, investment in mining requires a substantial amount of financial resources in order to replenish reserves and resources, expand and maintain production capacity, build infrastructure, preserve the environment, prevent fatalities and occupational hazards, and minimize social impacts. Sensitivityto industrial production, together with the need for significant long-term capital investments, are important sources of risk to Vale's financial performance and growth prospects.

It is possible that the Company may not be able to adjust production volume in a timely or cost-effective way in response to changes in demand. Lower capacity utilization during periods of weak demand may expose the Company to higher production costs per unit, as a significant part of its cost structure is fixed in the short term, due to the capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand may be limited by labor regulations or previous labor or government agreements. Conversely, during periods of high demand, Vale's ability to increase production quickly is limited, which could prevent it from meeting demand for its products. In addition, the Company may not be able to complete expansions and greenfield projects in time to take advantage of rising demand for iron ore, nickel or other products. When demand exceeds its production capacity, the Company may meet excess customer demand by purchasing iron ore fines, iron ore pellets or nickel from third parties processing and reselling it, which increases its costs and narrow its operating margins. If it is not able to meet the excess demand of its customers in this way, Vale may lose customers. In addition, operating close to full capacity may expose the Company to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

The development of new battery technologies using less nickel may impact demand for the Company's nickel products.

Global demand for battery metal is subject to the evolution of the battery chemistry technologies, which are affected by many factors including cost, performance, safety, material availability and consumer preferences, as well as government regulation. Sustained production and consumption of non-nickel batteries chemistries from end-use demand markets could result in lower nickel demand, reduced prices, postponements of certain projects and decrease in the production levels. For years there have been competitive products on the market and with end-use consumers, in particular electric vehicle OEMs, increasingly adopting a broad and efficient battery chemistries portfolio , new battery technologies could overtake current technologies, including nickel-based chemistries, having a negative impact on the Company's nickel business.

Geopolitical tensions and military hostilities, including the ongoing military conflict between Russia and Ukraine, and the economic sanctions imposed as a result of such conflicts, could adversely impact the Company's business.

The Company's business is subject to external risk factors related to its global operations and the global profile of its client portfolio and supply chains. US and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, in particular, in connection with the military conflict between Russia and Ukraine.

The economic sanctions imposed by the United States, European Union, United Kingdom and other countries as a direct consequence of this conflict could continue to impact supply chains significantly, lead to market disruptions, including significant volatility in commodity prices, and bring heightened near-term uncertainty for the global financial system, including through instability in credit and capital markets. These factors may impact the Company's production and sales, result in additional costs and expenses and, eventually, adversely impact its financial condition or operating results.

The escalation of the Russia-Ukraine conflict could lead to other additional impacts that could adversely affect the Company's business, such as disruption of international trade flows, extreme market pricing volatility, with particular impact on the energy sector, industrial and agricultural supply chainsl, shipping and regulatory and contractual uncertainty and increased geopolitical tension around the world. These factors may disrupt global markets in ways difficult to predict and estimate in advance as to their potential impact on the Company's business, financial position or operational results.

The development of new decarbonization technologies using lower grade iron ores may increase the demand for low grade iron ore and could impact the premium and the demand for our iron ore products.

Demand and premium for the Company's iron ore products are defined by value-in-use and demand for such products by the steel industry, in accordance with existing steel production routes. Given the challenge of decarbonization, new decarbonization technologies and new production routes are being developed. The successful development of new technologies that allow use of lower-grade ores or ores with higher level of impurities in more competitive conditions may reduce the relative value-in-use of our higher-grade material, and the large adoption of such technologies by the steel industry may have a negative impact on demand and premium for the Company's iron ore products.

Political, economic and social conditions in countries where the Company has operational projects, customers or suppliers could adversely impact its business.

Vale may have its financial performance adversely affected by regulatory, political, economic and social conditions in the countries in which it has significant operations or projects. In many of these jurisdictions, Vale is exposed to different risks, such as political instability, bribery, cyber attacks, extortion, corruption, robbery, sabotage, kidnapping, civil strife, human rights violations, acts of war, guerrilla activities, piracy on international shipping routes and terrorism. These issues could adversely affect the economic and other conditions under which the Company operates in ways that could have a materially negative effect on its business.

In Brazil, where a significant part of the operations are concentrated, the economic policies of the federal government may have important effects on Brazilian companies, including Vale, and on market conditions and prices of securities of Brazilian companies. The financial condition and results of operations may be adversely affected, for instance, by the following factors and the Brazilian federal government's response to these factors:

40.	exchange rate movements and volatility;
41.	inflation and high interest rates;
42.	financing of the current account deficit;
43.	liquidity of domestic capital and lending markets;
44.	tax policy;
45.	pension, tax and other reforms;
46.	political instability resulting from allegations of corruption involving political parties, elected officials and other public officials; and
47.	other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the political situation in the country has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, resulting in economic deceleration, downgrading of credit ratings of the Brazilian government and Brazilian issuers, and heightened volatility in the securities issued abroad by Brazilian companies. Political instability may aggravate economic uncertainties in Brazil and increase the volatility of securitiess of Brazilian issuers. Future economic, social and political developments in Brazil may impair the Company's business, financial condition or results of operations, or cause the market value of its securities to decline.

Disagreements with local communities could adversely impact on the Company's business and reputation.

Disputes with communities where the Company operates may arise from time to time. Accidents or incidents involving mines, industrial facilities and related infrastructure, such as the rupture of the tailings dam in Brumadinho, may significantly impact the communities where the Company operates. In some cases, the Company's operations and mineral reserves and resources are located on or near lands owned or used by indigenous pleople or other stakeholder groups. Some of the Company's mining and other operations are located in territories whose ownership may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with landowners, social movements organizations, local communities and the government. In some jurisdictions, the Company may be required to consult and negotiate with these groups as part of the process to obtain the necessary licenses to operate, in order to minimize the impact on its operations or obtain access to the land. Disagreements or disputes with local communities and groups, including indigenous people, organized social movements and local communities, could cause delays in obtaining licenses, increases in the planned budget, delays or interruptions of the operations. These issues could adversely affect the Company's reputation or hamper its ability to develop reserves and resources, and conduct its operations. In addition, difficulties in engaging with stakeholders on the social, environmental and health and safety aspects of the mine closure process may have a negative impact on the Company's business and reputation. For further information, items 4.3 a 4.7 of this Reference Form.

The Company could be adversely affected by changes in government policies or by trends, such as resource nationalism, including the imposition of new taxes or royalties on the mining activities.

Mining is subject to governmental regulation, including taxes and royalties, which can have a significant financial impact on the Company's operations. In the countries where it is present, the Company is subject to potential renegotiation, annulment or forced modification of existing contracts and licenses, expropriation or nationalization of property, foreign exchange controls, capital ownership requirements, changes in local laws, regulations and policies and audits and reassessments. The Company is also exposed to new taxes or increases in existing taxes and royalty rates, reduction of tax exemptions and benefits, renegotiation of tax stabilization agreements or changes in the calculation basis in an unfavorable way to the Company. The governments that have committed to provide a stable taxation or regulatory environment may change or shorten the duration of those commitments. The Company also faces the risk of having to submit to the jurisdiction of a foreign arbitration panel or court, or enforce a judgment against a sovereign nation within its own territory. For further information, see item 7.5 of this Reference Form.

The Company is also required to meet domestic beneficiation requirements in certain countries in which it operates, such as local processing rules, export taxes or restrictions, or charges on unprocessed ores. The imposition or increase of such requirements, taxes or charges could significantly increase the risk profile and operating costs in those jurisdictions. The Company and the mining industry are subject to rising trends of resource nationalism in certain countries where it operates, which may result in constraints on its operations, increased taxation or even expropriations and nationalizations.

As a supplier of iron ore, nickel and other raw materials to the global integrated steel industry and other metal-consuming sectors, such as battery production and other specific industrial end uses, the Company is subject to additional risk of imposition of duties, tariffs, export and import controls and other trade barriers, which affect the Company's products and the products the Company's customers produce. Global trade is subject to a growing trend of increased trade barriers, which could exacerbate commodities’ prices, and, in turn, result in price instability for the Company's products.

The Company's concessions, authorizations, licenses and permissions are subject to expiration, renewal limitations and several risks and uncertainties.

Vale's operations depend on authorizations,concessions and licenses from governmental regulatory agencies and other authorities in the countries where it operates. The Company is subject, in many jurisdictions, to laws and regulations that may change at any time, and such changes in laws and regulations may require modifications to Vale's technologies and operations, resulting in unexpected capital expenditures.

Some of Vale's mining concessions are subject to fixed expiration dates and can be renewed a limited number of times, for a limited period. Apart from mining concessions, it is possible that the Company may have to obtain several authorizations, licenses and permits from governmental or other regulatory bodies in relation to the planning, maintenance, operation and closure of its mines, and the related logistical infrastructure, which may be subject to fixed expiration dates or a periodic review or renewal. There is no guarantee that such renewals will be granted when requested, and there is no guarantee that new conditions will not be imposed for renewal. The fees for the mining concessions might increase substantially over time from the original issuance of each individual exploration license. If this happens, the costs of obtaining or renewal of the mining concessions could make the Company's business goals unfeasible. Therefore, the Company needs to assess the mineral potential of each mining concession continually, especially at the time of renewal, in order to determine whether the maintenance costs of the concessions are justified by the results of the operations to date, and thus, it may decide to let some concessions lapse. There can be no assurance that such concessions will be obtained on terms favorable to the Company, or at all, for its future intended mining or exploration targets.

In several jurisdictions where the Company has exploration projects, it may be required to retrocede to the state a certain portion of the area covered by the exploration license, as a condition to renewing the license or obtaining a mining concession. This obligation could lead to a substantial loss of part of the mineral deposit originally identified in the Company's feasibility studies.

The Company is also subject to laws and regulations and acts by authorities, related to dams, caves, indigenous tribes that may limit or modify its mining plans, impact its production volumes, costs and mineral resources and mineral reserves. For further information about mining concessions and other similar rights, see “Mining Rights and Regulation of Mining Activities” in item 7.5 of this Reference Form.

For information about risks related to environmental regulations, see the Risk Factors described in item (j) below: "The Company's business may be adversely affected by social, environmental and health and safety regulations, including regulations related to the climate change.”

Changes in the Brazilian fiscal policies and tax laws could have an adverse effect on the Company's financial condition, results and investments in securities.

The Brazilian government has frequently implemented and may continue to implement changes to its fiscal policies, including, but not limited to, tax rates, fees, sectoral charges and, occasionally, the collection of temporary contributions. Changes in the tax laws and in the interpretation of tax laws by the Brazilian tax authorities and courts may occur and may result in tax increases and revocation of tax exemptions. Currently, the Brazilian legislators are debating a comprehensive tax reform, which may include elimination or unification of certain taxes, creation of new taxes, increase of existing taxes and contribution rates, revocation of income tax exemptions on profit and dividend distribution and changes related to the interest on net equity. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations could impact tax obligations and could have a material adverse effect on the Company's financial condition and results, and on investments in securities.

48.  Risks related to the Company's ADS (American Depositary Shares)

If ADR holders exchange ADSs for the underlying shares, they risk losing the ability to remit foreign currency abroad.

The custodian for the shares underlying the Company's ADSs maintains a registration with the Central Bank of Brazil, allowing the custodian to remit US dollars outside Brazil for payments of dividends and other distributions related to the shares underlying ADSs or upon disposition of the underlying shares. If an ADR holder exchanges its ADSs for the underlying shares, it will be entitled to rely on custodian registration only for five business days from the date of exchange. Thereafter, an ADR holder may not be able to obtain and remit foreign currency abroad upon the disposition or distribution related to the underlying shares, unless it obtains its own registration in accordance with the applicable regulation. See item 18.8 for more details on Vale's ADSs. If an ADR holder attempts to obtain its own registration, it may incur expenses or face delays in the application process, which could delay the receipt of dividends and other distributions related to the underlying shares or the return of capital in a timely manner.

The custodian's registration or any registration obtained could be affected by future legislative changes, and additional restrictions applicable to ADR holders, the disposition of the underlying shares or the repatriation of proceeds from disposition and taxation of dividends could be imposed in the future.

ADR holders may not have all rights of Vale's shareholders and may not be able to exercise voting or preemptive rights related to the shares underlying their ADSs.

ADR holders may not have the same rights granted to the Company's shareholders under the Brazilian law or its bylaws, and the rights of ADR holders may be subject to certain limitations provided in the deposit agreement or by securities intermediaries through which ADR holders hold their securities.

ADR holders do not have shareholder rights. They have only the contractual rights set forth for their benefit under the deposit agreements. ADR holders are not permitted to attend shareholders' meetings and can vote only by providing instructions to the depositary. In practice, the ability of an ADR holder to instruct the depositary on how to vote will depend on the timing and the procedures for providing instructions to the depositary, either directly or through the holder's clearing and custody system. To what refers to ADSs for which instructions have not been received, the depositary may, subject to certain limitations, grant a proxy to someone designated by the Company.

The ability of ADR holders to exercise their preemptive rights is not assured, especially if applicable law in the holder's jurisdiction (for example, the Securities Act in the United States) requires a registration statement to be effective or an exemption from registration to be available in relation to these rights, as in the United States. The Company is not obliged to extend the offer of preemptive rights to ADRS holders, to file a registration statement in the United States, or to make any other registration in any other jurisdiction, relating to preemptive rights, or to undertake steps that may be needed to provide exemptions from registration available, and cannot guarantee to the holders that it will file any registration statement or take such steps.

The legal protections for the holders of the Company's securities differ from one jurisdiction to another and may be inconsistent, unfamiliar or less effective than investors anticipate.

Vale is a global company with securities traded in several markets and with investors located in many different countries. The legal regime for the investor protection varies across the world, sometimes in important ways, and the investors in the Company's securities should recognize that the protections and remedies available to them may be different from those they are accustomed to in their home markets. The Company is subject to the securities legislation in several countries with different rules, supervision and enforcement practices. The only Brazilian Corporate Law applicable to the Company is the Brazilian law, with its specific substantive rules and judicial procedures. The Company is subject to the corporate governance rules in several jurisdictions in which its securities are listed; however, as a foreign private issuer, the Company is not required to follow many of the corporate governance rules applied to domestic issuers in the United States, which own securities listed on the New York Stock Exchange, and is not subject to the US proxy rules.

49.                          Risks related to social-environmental issues

The Company's business is subject to environmental, health, safety and human rights incidents.

The viability of the Company's business is intrinsically connected to the well-being of the environment, workers and communities where it operates.

The Company's activities involve use, handling, storage, disposal and discharge of hazardous substances into the environment and use of natural resources, resulting in significant risks and potential adverse impacts on people and the environment, including fire, explosion, toxic gases leaks, spilling or seepage of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures, as well as activities involving mobile equipment, vehicles or machinery and other potentially fatal incidents and accidents. Incidents may occur due to deficiencies in identification and assessment of risks or implementation of sound risk management, and once these risks materialize, they can result in significant environmental and social impacts, human rights violations, damage to or destruction of mines or production facilities, injuries, diseases and fatalities involving employees, contractors or members of the community surrounding the operations, as well as production delays, financial losses and possible legal liability. In addition, the Company´s employees may be exposed to tropical and contagious diseases that could affect their health and safety. Notwithstanding the Company's standards, policies, controls and monitoring procedures, its operations remain subject to incidents or accidents, which may adversely affect its business, stakeholders, reputation or the human rights.

The Company's business may be adversely affected by social, environmental and health and safety regulations, including regulations related to the climate change.

Nearly all aspects of the Company's activities, products and services associated with capital projects and operations, including mine closure activities around the world, are subject to social, environmental, health and safety regulations, which may expose it to increased liability or costs. These regulations require Vale to have environmental licenses, permits and authorizations for its operations and projects and to carry out environmental and social impact assessments, including hazard identification and risk analysis, in order to obtain approval for its projects and permission to start construction and continue operating. Significant changes to existing operations are also subject to these requirements. In connection with the Company's authorizations, licenses and permissions, it may be subject to restrictions related to the operation and maintenance of dams, protection of indigenous peoples, protection of caves, fauna and flora, climate change, among others, which may demand it to limit or modify its mining plans, impacting your production volumes, costs and reserves and resources. Difficulties in obtaining or renewing licenses could lead to construction delays, cost increases and could adversely impact the Company's production volumes. The social-environmental and health and safety regulations also impose standards, procedures, monitoring and operational controls on the activities related to mineral research, mining, beneficiation, pelletizing activities, railway and maritime services, ports, de-characterization, decommissioning, mine closure activities, distribution and sale of its products. Such regulation may lead to significant costs and liabilities. Litigation and legal and regulatory uncertainties related to these or other related matters could adversely affect the Company's financial condition or damage its reputation.

Social, environmental and health and safety regulations in many countries in which Vale operates have become stricter in the last years, and it is possible that more regulations or more stringent enforcement of existing regulations affect Vale negatively by imposing restrictions on its activities, products and assets, creating new requirements for the issuance or renewal of environmental licenses and labor permits, resulting in delays in licensing and operation, increasing its costs, or requiring it to participate in costly recovery efforts. All these factors may affect the Company's practices and result in increased costs or expenses, require new capital expenditures, restrict or suspend operations, write down or write off assets or reserves and resources.

For a discussion of the rules related to the licensing and operation of dams after the rupture of the tailings dam in Brumadinho, see item 7.5 of this Reference Form. For more information on the rules regarding the protection of cavities in Brazil, which may require the Company to limit or modify its mining plans from time to time, see item 7.5 of this Reference Form. For discussion of national policies and international regulations related to climate change, which may affect a number of the Company's businesses in several countries, see item 7.5 of this Reference Form. For discussion of the 2020 regulatory initiatives of the International Maritime Organization (IMO) Standard, which prohibits high sulfur fuel oil, as well as the IMO targets on greenhouse gas reductions in the industry, see item 7.5 of this Form of reference.

Natural disasters may cause severe damage to the Company's operations and projects in the countries in which it operates and may have a negative impact on its sales to countries affected by such disasters.

Natural disasters, such as windstorms, droughts, floods, earthquakes and tsunamis, may adversely affect Vale's operations and projects in the countries where it operates, and may cause contraction in the sales for adversely affected countries due, among other factors, to power outages and destruction of industrial facilities and infrastructure. The physical impact of the climate change on the Company's business has been assessed based on both the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and "Vale Climate Forecast", the Company's own methodology, but cannot be fully assessed. It has been identified, so far, that the Company is likely to experience changes in rainfall patterns, increased temperatures, floods, droughts, water shortages, sea level rise, increased incidence and intensity of atmospheric discharges (lightning), which may affect its operations adversely. On some occasions in the last years, the Company has determined that force majeure events have occurred due to the effect of severe weather on its mining and logistics activities.

4.2 - Description of the main market risks

Significant Market Risks Applicable to the Company

Considering the nature of the Company's business and operations, the main market risk factors it is exposed to are:

  prices of products and inputs;
  exchange rates and interest rates.

Product and input price risk

The Company is exposed to market risks related to the volatility of the prices of its production inputs and products, as highlighted below:

Global prices for the Company's products are subject to volatility, which could adversely affect its business.

Global metal prices are subject to significant fluctuations and are affected by many factors, including current and expected global macroeconomic and political conditions, regional and industry factors, levels of supply and demand, availability and cost of substitutes, inventory levels, technological development, regulatory and international trade issues, investments by commodity funds and others, and actions by participants in commodity markets. The persistence of low market prices for the products sold by the Company may result in suspension of some of its projects and operations, reduction of its mineral reserves and resources, loss of value of its assets, which may adversely affect its cash flows, financial situation and the results of its operations. The Company expects that the price of its products may be subject to additional volatility in 2022 due to the continued impact of the COVID-19 pandemic, withdrawal of government benefits and relief measures, geopolitical risk and other macroeconomic factors.

The demand for iron ore and nickel products depends on the global demand for steel. Iron ore and pellets, which together accounted for 84% of the Company's net operating revenues in 2021 from continuing operations, are used for the production of carbon steel. The nickel products, which accounted for 6.0% of the Company's net operating revenues in 2021 from continuing operations, are used primarily to produce stainless steels and alloys. The prices of different types of steel and the performance of the global steel industry are highly cyclical and volatile, and these economic cycles in the steel industry affect demand and prices for the Company's products. In addition, the upstream vertical integration of the steel and stainless steel industries and the use of scrap could reduce the global overseas trade in iron ore and primary nickel. The demand for copper is affected by the demand for copper wire, and a sustained decline in demand from the construction industry could have a negative impact on Vale's copper business. The copper products accounted for 4.8% of net operating revenues from continuing operations of the Company.

The Company is mainly affected by movements in iron ore prices. For example, a price reduction of US$1 per dry metric ton ("dmt") unit in the average price of iron ore would have reduced operating income for the year ended on December 31, 2021 by approximately US$310 million. The average iron ore prices have changed significantly over the past five years, from US$71.3 per dmt in 2017, US$69.49 per dmt in 2018, US$93.40 per dmt in 2019, US$108.87 per dmt in 2020 and $159.49 per dmt in 2021, according to the Platts IODEX average (62% Fe CFR China). On March 10, 2022, the average year-to-date price of Platts IODEX iron ore was $139.55 per dmt.

For information about the risks related to inputs, see the Risk Factor described in item 4.1(b) above: "Higher energy costs or energy shortages could adversely affect the Company's business.”

Exchange risk

The Company's cash flow is subject to the volatility of several currencies, since the prices of its products are predominantly indexed to the US dollar, while a significant part of the costs, expenses and investments are indexed to other currencies, mainly reais and Canadian dollars, as highlighted in the risk below.

The Company also has debt instruments and other liabilities denominated in currencies other than the US dollar, mainly in Brazilian reais.

Variations in the exchange rates of the currencies in which the Company carries out its operations may adversely affect its financial condition and the operational results.

A substantial part of the Company's revenues, trade receivables and debt is denominated in US dollars, and considering that its functional currency is the Brazilian real, variations in exchange rates may result in (i) gains or losses on its net debt expressed in US dollars and on accounts receivable, in addition to (ii) losses or gains in fair value on its foreign exchange derivatives used to stabilize its cash flow in US dollars. In 2021, the Company had net foreign exchange gains of US$408 million, vs. net foreign exchange gains of US$549 million in 2020. In addition, changes in the value of the Brazilian real, Canadian dollar, Indonesian rupiah, Chinese yuan and other currencies against the US dollar affect the Company's results, as most of its cost of goods sold is denominated in currencies other than the US dollar, primarily Brazilian real (40.8% in 2021) and the Canadian dollar (5.9% in 2021), while its revenues are largely denominated in US dollars. Exchange fluctuations should continue to affect the Company's financial results, expenses and cash flow generation.

On April 1, 2022, the commercial US dollar selling rate published by the Central Bank was R$4.6643 per US$1.00, which represents a 16.4% decrease compared to the selling rate of $5.5805 per $1.00 on December 31, 2021. Significant volatility in currency prices may also result in disturbances in foreign exchange markets and limit the Company's ability to transfer or convert certain currencies into US dollars and other currencies in order to be able to make interest and principal payments on its debts when due. The central banks and governments of the countries in which Vale operates may institute restrictive exchange rate policies in the future and levy taxes on exchange transactions.

Interest rate risk

The Company is also exposed to interest rates on loans and financing. Debts with floating interest rates in US dollars consist primarily of loans that include export prepayment operations and loans from commercial banks and multilateral organizations. In general, these debts are indexed to Libor (London Interbank Offered Rate).

The uncertainties related to the discontinuation and replacement of LIBOR may adversely affect the Company.

In July 2017, the UK Financial Conduct Authority (“FCA”), the entity that regulates the London Interbank Rate (“LIBOR”), announced the effective discontinuation of LIBOR. After December 31, 2021, FCA will no longer require panel banks to submit quotes for LIBOR configurations, except for overnight and 12-month dollar, sterling, euro, Swiss franc and yen configurations, and as of June 30, 2023, FCA will no longer require panel banks to submit quotes for other LIBOR settings in US Dollars.

4.3 - Non-confidential and relevant judicial, administrative or arbitration proceedings

Vale is a party to labor, civil, taxation and other lawsuits in progress at administrative and judicial levels. The provisions for loss pursuant to these lawsuits are estimated and updated by the Company, supported by the opinion of legal consultants.

For the purposes of this item 4.3, individually relevant lawsuits were considered, among others, those that could significantly impact the Company's equity or business, quantitatively representing involved amount higher than the equivalent of 1% of the Company's Net Equity on December 31, 2021. Additionally, notwithstanding the materiality criterion highlighted above, relevant lawsuits for other aspects were also included, regardless of the involved amount.

On December 31, 2021, the provision for contingencies pursuant to administrative and judicial proceedings of a tax, civil, labor and environmental nature recognized in the Company's consolidated financial statements totaled BRL 6,163 million, and its composition can be summarized as follows:

Provisions for lawsuits (BRL million)	12/31/2021
Taxation	2,542
Civil	1,579
Labor	2,000
Environmental	42
Total	6,163

•	Labor

On December 31, 2021, the Company and its subsidiaries were parties to 17,068 labor lawsuits, involving total amount of BRL 20,288 million. The labor lawsuits filed against the Company are related to subject matters such as overtime, unhealthy and hazardous work additional payments, outsourcing, among others.

The tables below present individual description of the labor lawsuits considered relevant to the Company's and/or its subsidiaries´ business on December 31, 2021:

1) Process n. 0126600-17.2006.5.03.0012
Court	5th Panel of TST
Instance	Superior
Date filed	11/27/2006
Parties to the lawsuit	Public Ministry of Labor of Minas Gerais (“MPT-MG”) (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	BRL 20,701,542.73

Main facts

On November 27, 2006, MPT-MG filed a public civil suit to prevent the outsourcing of services for (i) operation of machinery and equipment intended for mining, such as wheel loaders, excavators and drills; (ii) monitoring and reading of instruments in tailings dams and waste dumps; and (iii) preparation and execution of a fire plan (blasting).

On August 20, 2009, a decision was announced (partially valid) determining Vale to refrain from outsourcing the aforementioned services, and therefore must perform such activities with its own employees. The court understood that such services would be core activities of the Company, and therefore, could not be outsourced.

On February 22, 2010, the Regional Labor Court of the 3rd Region ("TRT3") denied the appeal filed by Vale and partially granted the MPT-MG appeal to grant the intended anticipated relief forcing Vale to fulfill the sentence immediately.

On May 18, 2010, Vale filed a review appeal at the Superior Labor Court (“TST”), claiming a violation of art. 129, III of the Federal Constitution and art. 83 of Complementary Law No. 75/93, as well as jurisprudential divergence regarding the lack of collective interest to authorize the filing of public civil suit by MPT-MG, which would entail its illegitimacy to propose the suit, and consequently, the extinction of the process without judgment on merits (art. 267, I and VI and art. 295, V of the Civil Procedural Code). Vale also argued the violation of article 5, items XXII, LIV and LV, of the Federal Constitution, and article 899 of the Consolidation of Labor Laws (CLT), due to an unreasonable judicial mortgage determined by TRT3 without enforcement procedure in place. Finally, Vale claimed violation of items II and XIII, article 5, and sole paragraph, art. 170, both of the Federal Constitution, for disrespecting the right to free exercise of work or trade, since the legal qualifications are met, considering that the activities performed bythe service providers are specialized and can be legitimately contracted.

On May 21, 2010, in the notification of the Writ of Prevention proposed by Vale, TST granted the request for injunction to suspend the preliminary injunction that determined the immediate fulfillment of the sentence.

On July 19, 2010, Vale filed an interlocutory appeal at TST due to the inadmissibility of the Review Appeal by TRT3.

On March 18, 2015, the Interlocutory Appeal filed by Vale was granted, determining the appreciation of Vale's Review Appeal.

On April 8, 2015, the Review Appeal was judged partially favorable to Vale, annulling the decision on Motion for Clarification issued by TRT3.

Despite the above decision, MPT-MG understands that there is a fine for alleged non-compliance with the decision, and as a precaution, Vale determined the amounts intended by the Public Prosecutor´s Office (approximately BRL 7.6 million) which would be added to the original requests of the process and classified with the prognosis of remote loss. As a result of the aforementioned questioning by MPT-MG, the amount involved in the case was reevaluated in order to consider the new claims by MPT-MG about non-compliance with the court decision. Thus, the amount of the lawsuit was reevaluated from BRL 856.0 thousand on December 31, 2014 to BRL 12.8 million on December 31, 2015, although Vale did not agree with the imputation of non-compliance, nor with the application of the fine.

The case files were returned to TRT3 for another judgment of the Motion for Clarification. Once the Motion for Clarification was issued, a new Review Appeal was filed, and in view of its inadmissibility, an Interlocutory Appeal was filed, pending judgment by TST, which was distributed to the 6th Panel.

In March 2018, Vale filed a petition with TST, requesting the Court to recognize the loss of the object, given that Laws 13,429/17 and 13,467/17 authorize the outsourcing of the core activity. Subsequently and in case of non-acceptance of this request, the Reporting Judge of the appeal was requested to limit the sentence until November 2017, when the aforementioned law came into force.

In September 2018, the process was suspended as it depended on the judgment by STF on the matter of “outsourcing”. This situation remains to date.

Probability for loss	1.88% of the total updated claim was classified as Probable Loss, with the remaining amount classified as Remote Loss.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	If the unfavorable decision is maintained, in the region of Minas Gerais, Vale will be obliged to refrain from outsourcing the aforementioned services, thus, performing such activities with its own employees; and to arrange for the termination of the outsourcing contracts the objects of which include such services. However, with the advent of the labor reform and consequent legal permission for outsourcing of core activities, there is the possibility of recognition of loss of the object of the lawsuit or yet limitation of the conviction until the advent of the new legislation.
Notes	Not applicable.

2) Notices of Infringement 20.588.905-1 and 20.589.903-0
Administrative Area	Ministry of Labor and Employment (“MTE”)
Instance	2nd Administrative Instance
Date filed	02/12/2015
Parties to the lawsuit	MTE and Vale
Amounts, assets or rights involved	BRL 363,243.23 (namely BRL 362,367.42 related to notice 20.588.905-1 and BRL 875.81 related to notice 20.589.903-0)

Main facts

In February 2015, the Ministry of Labor and Employment (MTE) inspected the activities of Ouro Verde Locação e Serviços S.A. (“Ouro Verde”), which provided services to Vale for the transportation of finished products between the Pico Mine (Itabirito-MG) and the railway terminals at the Fábrica Mine (Congonhas-MG).

Said inspection resulted in notices of infringement issued by MTE, related to claimed (i) inadequate hygiene conditions; (ii) violation of safety standards; (iii) excessive working hours; (iv) outsourcing of finished products was considered a core activity, not subject to outsourcing; and (v) pursuant to the set of notifications mentioned above, MTE issued a notice of infringement for practices similar to slave labor.

Although all practices object of the notices of infraction refer to Ouro Verde, as the outsourcing was considered illegal, all notices were drawn up against Vale.

Vale presented administrative defenses before MTE claiming: (i) that the product transport activity is outsourced; (ii) that there is no direct employment relationship between Vale and Ouro Verde's employees; (iii) that there was a mistake in classifying the claimed irregularities as “labor similar to slavery”. The administrative defenses were not provided and Vale appealed to the second administrative instance. In April 2016, decisions were announced denying Vale's appeals.

Once the administrative area was exhausted, Vale filed a Writ of Protection (process no. 0010627-83.2016.5.03.0005) in which it obtained injunction in favor of Vale to suspend the enforceability of the fine. The main suit, Suit for Annulment of Notices of Infraction, was distributed by dependency on May 27, 2016.

As a result of the notices of infringement drawn up by MTE, the Public Ministry of Labor (“MPT”) launched Public Civil Inquiry No.3212.2014.03.000/9-12, to investigate the supposed practice of labor similar to slavery in the services provided by Ouro Verde, and Vale signed a Term of Adjustment of Conduct No. 118/2015 (“TAC”) with MPT, through which preventive and corrective measures were adjusted to guarantee the labor rights of service providing company´s employees. The adjusted commitments are duly implemented. For information about the referred TAC, see item 4.7 of this Reference Form. Due to the fulfillment of the agreed commitments, the Civil Inquiry is provisionally closed.

When adopting a broad interpretation of the law, the Ministry of Labor concluded that the employees were working in conditions similar to slavery. Upon acknowledgment of the findings, the Company promptly remedied the problems, and subsequently, terminated the contract with the transport company.

However, the Ministry of Labor started administrative proceedings against the Company. Vale presented its defense, which was denied, maintaining the notices. An administrative appeal was filed against this decision, which was not granted, and the administrative proceeding was closed.

In June 2016, Vale started a lawsuit demanding the annulment of the administrative notice and the Ministry of Labor to refrain from classifying it as a company involved in practices similar to slavery. For information on such lawsuits, see items 4 and 5 below.

On April 30, 2018, the sentences related to the annulment suits mentioned in items 4 and 5 below were pronounced, through which, among other things, the preliminary injunction that prevented the inclusion of fines in the outstanding debt was revoked.

Competent appeals were filed against the referred sentences. After considering the appeals filed by Vale S.A., notice of infringement nº 20.588.905-1 was annulled by TRT of the 3rd region and the outsourcing of activities provided by the company Ouro Verde Locações e Serviços S.A. was considered lawful. On November 19, 2021, there was a res judicata of the decision that annulled the notice in question and recognized the outsourcing as legal. Continuous act, the aforementioned notice was shelved on March 7, 2022.

Regarding the lawsuits that discusses the notice of infringement nº 20.589.903-0, Vale S.A.'s appeal was denied and the Company continues to appeal the decisions.

Probability for loss	Probable for notice of infringement No. 20.589.903-0.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Low economic value, but relevant due to the image impact.
Notes	Notice nº 20.588.905-1 was shelved.

3) Process n. 0010784-59.2016.5.03.0004
Court	5th Court of Labor of Belo Horizonte/MG
Instance	1st Instance
Date filed	05/27/2016
Parties to the lawsuit	Vale S.A. (Plaintiff) Federal Government (Defendant)
Amounts, assets or rights involved	BRL 10,081.69
Main facts

The purpose of the present suit is the annulment of notice of infringement 20,588,905-1, drawn up against Vale by the Ministry of Labor, and which was based on the understanding of the supervisory authority that the transport of ore on the Pico/ Fábrica section would not be subject to outsourcing, which is why the contract between the Company and the employees of Ouro Verde Locação e Serviços S.A. (“Ouro Verde”) would have been illegal.

On May 10, 2016, an injunctive relief was granted in favor of Vale, determining,by means of Write of Prevention issued on April 29, 2016, that the Ministry of Labor refrain from registering the Notice of Infringement in active debt as well as executing it “before the res judicata of the annulment suit that will be filed by the plaintiff” (Vale).

On May 2, 2018, a decision was published denying the annulment suit and revoking the injunction granted before. Motions for clarification were filed by Vale on May 9, 2018, to remedy omissions and contradictions, including the relevant point of revocation of the guardianship.

The opposing Motions for clarification were partially accepted. Subsequently, Vale filed an Ordinary Appeal, which was granted in December 2018 to nullify notice of infringement No. 20,588,905-1, considering the outsourcing legal.

The appeal filed by the Federal Government was judged not grounded and the decision that recognized the lawfulness of outsourcing of the activities provided by the company Ouro Verde Locações e Serviços S.A. became final on November 19, 2021.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The maintenance of the understanding of illegality, at first, would oblige the Company to in-source the transport of ore, even in case of finished product, in the Pico/Fábrica section. Considering the recent decision of dismissal, as well as the final decision of the action, there are no financial and reputational losses to the Company to be indicated.
Notes	On November 19, 2021, there was a res judicata of the decision which recognized the outsourcing as legal.

4) Process n. 0010787-11.2016.5.03.0005
Court	5th Court of Labor of Belo Horizonte/MG
Instance	1st Instance
Date filed	05/27/2016
Parties to the lawsuit	Vale S.A. (Plaintiff) Federal Government (Defendant)
Amounts, assets or rights involved	BRL 19,924.00

Main facts

The purpose of the present suit is the annulment of notice of infringement 20,589,903-0, issued against Vale by the Ministry of Labor, and which is based on the supervisory authority's understanding that employees of the company Ouro Verde Locação e Serviços S.A. (“Ouro Verde”) worked in conditions similar to slavery, subject to exhausting working hours and degrading working conditions. Due to the understanding held by the auditors of the Ministry of Labor, regarding the illegality of the outsourcing between the Company and Ouro Verde, the notice of infringement regarding slave labor was drawn up against Vale.

On May 10, 2016, an injunctive relief was granted, by means of Write of Prevention distributed on April 29, 2016, in favor of Vale, determining that the Ministry of Labor refrain from registering the Notice of infringement in active debt, as well as execute it before the res judicata of the annulment suit filed by the plaintiff (Vale)

On May 2, 2018, the sentence was judged ungrounded for the annulment action. A motion for clarification was filed by Vale on May 9, 2018, and on May 21, 2018, it was decided that the revocation of the injunctive relief will take effect after the decision becomes final, which has not occurred yet considering that the case is in the appeal phase.

Vale filed an Ordinary Appeal on June 6, 2018. In February 2019, despite the termination of the employment relationship between Vale and the workers of Ouro Verde Locações e Serviços S.A., a fact that should be noted again, that had given rise to the assessment of Vale on the degrading working conditions, the 4th Panel of the Regional Labor Court of MG, through a non-unanimous decision, kept the notice of infringement, denying the Ordinary Appeal.

Motions for clarification were filed by Vale, which were deemed not grounded. A review appeal was filed against the decision that kept the aforementioned notice of infringement, which was denied. An Interlocutory Appeal was filed against the decision that refused to proceed with the Review Appeal, which is pending judgment by TST.

On the date of this Reference Form, Vale awaits the judgment of the appeal filed by Vale S.A., forwarded to TST.

Probability for loss	Probable
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Any loss of the aforementioned lawsuit and the one described in item 4 above could cause significant financial and reputation losses to the Company, especially as it could lead to inclusion of Vale being in the list of slave employers kept by the Ministry of Labor.
Notes	Not applicable.

5) Process nº0001698-92.2014.5.03.0179
Court	41st Court of Labor of Belo Horizonte/MG
Instance	Superior Instance
Date filed	05/29/2014
Parties to the lawsuit	Union of the Workers in Railway Companies of Belo Horizonte – STEFBH (Plaintiff) Vale S.A (Defendant)
Amounts, assets or rights involved	The value of the case attributed by the Union was BRL 40,000.00. The updated value of the claim (on December 31, 2021) according to the Company's understanding was BRL 28,771,401.30

Main facts

By means of the aforementioned labor claim, the Union intended the following claims be granted to the replaced ones:

(i) indemnity for individual pain and suffering;

(ii) indemnity for collective pain and suffering;

(iii) 01 hour daily overtime with 50% additional pay or higher conventional for not fully granting the break in the shifts;

(iv) extra payment for the entire period available as pass, on-call and readiness hours;

(v) union fees;

(vi) obligation to refrain from adopting a single-drive system and adopt dual-drive, provide decent health conditions, adopt single-drive with permission to use toilets during trips or stops, opening stations in the stretches so that they can use for food and physiological needs, all under penalty of a fine to be determined by the court;

(vii) advance relief to fulfill obligations to do;

(viii) union fees;

On June 9, 2014, Vale filed a preliminary objection on the Union's active illegitimacy, exclusion of the non-associated substitutes. It argued the statute of limitations and on the merits, it fully challenged all requests.

The pre-trial hearing was scheduled on November 26, 2014. At the instruction hearing, the testimony of Vale's agent was collected and a witness from the plaintiff was heard. Trial was scheduled on December 5, 2014.

In the sentence, the court dismissed the process in relation to the substitutes listed in case file 0001784-59.2012.5.03.0106 in view of the lis pendens of the requests, defined the preliminary arguments, declared the statute of limitations of the claims prior to December 9, 2008 and sentenced Vale to the following installments:

(i) intra-day break and reflexes;

(ii) pass hours and consequent;

(iii) Union fees at the amount of 15% of the net amount determined in the settlement of the sentence;

Arbitrated the conviction BRL 30,000.00 with costs by Vale at the amount of BRL 600.00.

Vale filed an Ordinary Appeal requesting the amendment of the sentence so that the active illegitimacy of the plaintiff union is recognized, and on the merits, so that the conviction in intra-day break, hours of pass and union fees is not covered.

The plaintiff Union filed an Ordinary Appeal requesting the amendment of the sentence to determine that the defendant operates the locomotives in dual driving; order the defendant to pay individual and collective pain and suffering; condemnation to pay the deferred installments including the installments falling due.

In TRT3, the relevance and public interest of the matters dealt with in the case was recognized as well as their referral to the Public Labor Ministry, which expressed itself in the sense the Ordinary Appeal filed by the plaintiff Union to condemn the defendant to adopt a system of dual conduct and compensation for individual and collective pain and suffering.

The judgment denied the preliminary arguments, and on the merits, partially granted the Ordinary Appeal filed by Vale to deduct the pass hours and consequent from the conviction.

However, the aforementioned judgment partially granted the Ordinary Appeal filed by the plaintiff Union to add to the conviction

(i) on one hand, abstain from adopting single-drive and adopt a dual-drive system for locomotives from the final decision, under penalty of a daily fine of BRL 2,000.00 for each injured worker found in irregular situation for each monthly finding of non-compliance ;

(ii) indemnity for individual pain and suffering at the amount of BRL 10,000.00 for each substituted;

(iii) indemnity for collective pain and suffering at the amount of R$500,000.00 reverted to FAT – Worker Support Fund;

(iv) add the installments due for the payment obligations of overtime hours, while the situations that give rise thereto persist;

(v) payment of FGTS, clarifying that they must consider the overtime intervals already increased by the deferred consequences as a basis for calculation;

It increased the amount of the conviction from R$30,000.00 to R$550,000.00, with consequent procedural costs at the amount of R$ 11,000.00.

The plaintiff Union filed a Review Appeal to amend the judgment regarding the denial of the hours of readiness and on-call.

Vale filed a Review Appeal to amend the judgment to recognize the plaintiff Union's active illegitimacy, nullity of the judgment for denial of jurisdictional provision, insofar as it did not analyze the thesis addressed in the Ordinary Appeal, as well as the absence of exhaustive or analytical reasoning of the judgment , extra and ultra petita judgment; and on the merits amendment regarding the granting of overtime intervals, obligation to do and not to do regarding the adoption of a dual driving system; indemnification for individual and collective pain and suffering and reduction of the indemnity quantum and application of a fine for litigation in bad faith.

The Regional Court of the 3rd Region received the Review Appeal filed by the Author Union and refused to proceed with the Review Appeal filed by Vale.

The interlocutory appeal filed by Vale was denied at TST. The Company filed an extraordinary appeal with the Federal Supreme Court. Awaiting judgment of the appeal on the date of this Reference Form. Final case for decision. Provisional execution suspended.

Probability for loss	Probable (66%) and Remote (34%)
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The relevance of the process is due to the fact that if the decision of the Regional Court is upheld, Vale, in the territorial base of STEFBH, will have to implement the dual driving regime, that is, the train drivers must be accompanied by another employee when carrying out of travel.

The loss of said lawsuit could cause significant financial losses to the Company.

Notes	Not applicable.

6) Process n. 0010261-67.2019.5.03.0028
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	03/25/2019
Parties to the lawsuit	Public Ministry of Labor ("MPT") / Government of the Employees in Cleaning Companies / Government of the Employees in Collective Meals / Public Defender's Office / SINDIASSEIO / Government of the Workers in the Iron Extraction and Base Metals Industry of Brumadinho and Region / Government of the Workers in Event Production, Organization and Project Companies in the State of Minas Gerais/ SITICOP MG/ FETICOM MG/ SINTRAL MG/ Sindados (Authors) and Vale S.A. (Defendant)
Amounts, assets or rights involved

R$ 3,600,000,000.00 (amount of the matter). On December 31, 2021, the amount of the matter updated by the SELIC rate was R$ 4,012,908,000.00. The amount involved is unvaluable, with exception of the collective moral damage since the adhesions and agreements with family members are carried out in individual actions.

Main facts

The purpose of the present suit is obligations aimed at protecting the employment contracts of those who worked at the Feijão mine on the occasion of the Brumadinho dam break, in addition to the pension of dependents of deceased/disappeared employees, payment of collective pain and suffering and indemnity for social dumping. The initial hearing was scheduled on May 17, 2019, later rescheduled to June 3, 2019.

The amount of R$1,600,000,000.00 in Vale's accounts was blocked, due to a court order issued in the records of the Early Guardianship, process 0010080-15.2019.5.03.0142, which preceded the filing of this Public Civil Suit.

On July 15, 2019, a deal was signed between Vale and MPT, with the participation of the unions, through which the following indemnity parameters were set for the families of the workers who were victims of the B1 Dam break: (i) parents, spouses or partners and children of deceased workers will receive, individually, R$500 thousand for pain and suffering and the payment of additional insurance for labor accident at the amount of R$200 thousand, (b) siblings will receive R$150 thousand. There will also be the payment of material damage to the family core of dependents, whose minimum amount is R$ 800 thousand. The deal also provides day care assistance at the amount of R$920 per month for children of deceased workers up to 3 years of age, and education assistance at the amount of R$998 per month for children between 3 and 25 years of age. There is also a lifetime health plan for spouses or partners and for children up to 25 years of age.

The deal also provides stability for own and outsourced workers, allocated at the Córrego do Feijão Mine on the day of the break, and for survivors who were working at the time of the break, for a period of 03 years, from January 25, 2019, considering that it can be converted into cash. The deal also established the payment of R$400 million as collective pain and suffering. Finally, the deal also determined the release of the amount of R$ 1.6 billion of Vale initially blocked.

On August 4, 2019, Vale proved the deposit of R$400 million as collective pain and suffering.

On September 26, 2019, a decision was rendered in which it was determined that “the termination of the employment relationship constitutes a presupposition (necessary antecedent) of the exercise of the option to convert temporary stability into cash. Regarding the health plan, the approved deal guarantees such benefit only to spouses, partners, children and dependents of employees who died or disappeared due to the break of the B1 dam in Brumadinho (item 4 of the deal), not affecting the surviving employees who exercise the faculty of converting temporary stability into cash”, the request for a hearing was denied.

On February 10, 2020, considering the statement of MPT, Vale manifested in the records clarifying the impossibility of discussing the terms of the ACP deal, given the impossibility of investing against an approved conciliation term, clarifying that all and any incidents or pending issues be resolved within the scope of qualifications.

On March 26, 2020, the judge granted the request of the management committee to allocate the amount of indemnity for pain and suffering, so that part of the amount was destined to combat Covid-19.

On August 20, 2020, an amendment was signed to set a term for the respective adhesions to the deal, which is July 15, 2021, except for the cases of interruption/suspension of the prescription.

Until April 7, 2022, deals had been signed with 1,712 family members of deceased workers, and more R$ BRL 1.1 billion has been paid in the Labor Court.

Probability for loss

Probable, only for the collective pain and suffering object and for the other indemnity installments provided in the agreement signed on July 15, 2019, namely: day care allowance, education allowance, individual pain and suffering, material damages, additional insurance for work accident, health plan, job guarantee, psychological/psychiatric assistance.

The other objects of the suit, the “probability of loss” is remote.

Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The deal on July 15, 2019 ended the public civil suit. The process is strategic for the Company, as it consensually set the parameters for compensation for the families of workers who died and disappeared as a result of the accident. Only the request for collective pain and suffering was quantified in ACP, while the other indemnity parameters were quantified in the individual adhesions promoted by family members. The process is active due to individual adhesions still in progress.
Notes	Not applicable.

7) Process n. 0010357-31.2019.5.03.0142
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	04/10/2019
Parties to the lawsuit	Metabase Brumadinho / SITICOP-MG / SEERC-MG / FETICOM / SINTEPOPE / Union of the Workers in Location Companies MG/ SINDADOS-MG
Amounts, assets or rights involved

R$ 10,000,000,000.00 (amount of the matter). On December 31, 2021, the amount of the matter updated by the SELIC rate was R$11,120,400,000.00. The amount involved is unvaluable since the adhesions and agreements with the workers and survivors are carried out in individual actions.

Main facts

The purpose of the present suit is the payment of indemnity to the families of the deceased or disappeared at at the amount of R$ 10,000,000.00, as well as R$ 1,500,000.00 to the rescued survivors and R$ 1,000,000.00 to the survivors who were not on site, but who had employment or working relationship with Vale. The claim also covers the payment of indemnity for material damages to the families of the fatal victims and the surviving victims. In the end, there is still a request for indemnity for collective pain and suffering equivalent to R$4,000,000,000.00 and indemnity for social dumping. Finally, the plaintiffs intend to oblige Vale to keep the jobs, wages and benefits of the workers until the mining activity is resumed on site, and at least for a period of 3 years, while the decommissioning lasts, condemning the Company to reinstate employees eventually dismissed after January 25, 2019.

Blocking of R$5,480,000,000.00 in Vale's accounts was requested, which was denied because the magistrate did not see any danger of damage or risk to the useful outcome of the process. The Company entered into a partial deal with SITICOP, SEERC, SINDIASSEIO, the Union of Employees in Security and Surveillance Companies, FETICOM and SINTETOPE, which was duly approved by the Court on 04/22/2020. Through said deal, the following parameters were set:

50.   R$100 will be paid to surviving employees, who are the own and outsourced workers who were working at the Córrego do Feijão Mine at the time of the B1 dam break (10/25/2019 at 12:28 pm), regardless of the formal functional capacity, R$100 thousand will be paid for pain and suffering, R$150 thousand for material damages and psychiatric and psychological treatment granted, in accredited chain, until January 2022 or while the employment contract that already includes the same benefit lasts;

51.   To the full-time employees, who are the workers, both in-house and outsourced, with active contract on 01/25/2019, and who actually worked at the Córrego do Feijão Mine, although they were not in that establishment at the exact moment of the B1 dam break, and who are not allocated in other Vale units or in other locations defined by their employers, even if occasionally they have provided services at the Córrego do Feijão Mine and/or Jangada, R$40 thousand will be paid for pain and suffering, R$40 thousand for material damage;

52.   Indemnity of R$40,000 will be paid to employees on leave, which are the workers, both in-house and outsourced, who, on the date of the B-1 dam break (01/25/2019), were on leave for any reason for more than 30 days .

Subsequently, the Company entered into a deal with the Union Metabase Brumadinho and the Union of Employees in Location Companies of the State of Minas Gerais, in the same parameters above, which was duly approved by the Court on December 6, 2021.

Until April 14, 2022, deals had already been signed with 778 workers, either in-house or outsourced, and more than R$ 108 million had been paid within the scope of the Labor Court. The fulfillment of the deal takes place by means of an action to comply with the judgment filed individually by each of the substituted beneficiaries.

Probability for loss

Registration blocking: Remote loss

Capital constitution: Remote loss

Indemnity for individual pain and suffering: Probable loss

Indemnity for individual pain and suffering: Probable loss

Indemnity for collective pain and suffering: Remote loss

Indemnity for social dumping: Remote loss

Obligation to refrain from dismissing employees with stability: Probable loss

Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The fact could potentially damage Vale's reputation, as a result of the dam break and its serious repercussions, and as a result of the discussion about the situation of the workers who survived the B1 dam break, as well as the workers assigned to the Córrego do Feijão Mine. The indemnity amounts are quantified in each individual action, based on the parameters set in this ACP.
Notes	The signing of deals with the Union Entities prevented the potential damage to Vale's reputation.

8) Process n. 0010319-76.2019.5.03.0026
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	04/05/2019
Parties to the lawsuit	SITRAMONTI-MG - Union of the Workers in Industrial Assemblies of Minas Gerais
Amounts, assets or rights involved	R$ 500,000.00 (amount of matter). On December 31, 2021, the amount of the matter updated by the SELIC rate was R$556,453.33. The updated amount involved is R$6,456.45 according to the Company’s understanding.

Main facts

The purpose of the present suit is the payment of indemnity for material damage to the dependents of deceased/disappeared employees; indemnity for material damage related to all benefits provided in ACT/CCT, in a single installment; and, alternatively, as pension. The union also intends to pay indemnity not lower than R$5,000,000.00 to each family group, and finally, to pay legal fees.

Upon pronouncement of the sentence, which extinguished the process without resolution of merit, considering that the suit represented a simulated dispute between the parties, once there is a collective suit in progress with other unions and which deal with the object of indemnity of dependents of disappeared or deceased employees, and the Plaintiff of the present suit is not part of the plaintiff of the aforementioned class suit, and sentenced the parties (plaintiff and defendant) to pay a fine for bad faith litigation at the amount of BRL 5,000.00 in a several way.

The process awaits judgment of the internal appeal filed by Vale before TST since November 2020.

Probability for loss	Fine for malice litigation: Probable loss Other objects: Remote loss
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The case increases the damage to Vale's reputation.
Notes	Not applicable.

9) Processes n. 0000356-94.2019.5.08.0126 and 0000361-07.2019.5.08.0130
Court	2nd Labor Court of Parauapebas – PA
Instance	1st Instance
Date filed	07/16/2019 and 07/19/2019 - respectively
Parties to the lawsuit	Vale S.A. (defendant) and Public Ministry of Labor of Pará (“MPT – PA”) (plaintiff)
Amounts, assets or rights involved	Both R$ 134,483,000.00 (December 31, 2021).

Main facts

On June 16 and 19, 2019, MPT-PA filed a Public Civil Suit against Vale S.A., claiming different obligations and collective pain and suffering due to the Water Capturing Dams and Tailings Ponds, located at the Igarapé Bahia Mine – Parauapebas /PAN. These obligations would be: (i) immediate statement of the emergency situation of both dams; (ii) preparation of a report by an independent technical audit about the possibility of carrying out emergency activities remotely; (iii) implement remote correction mechanisms and all necessary security measures described in the report in favor of protecting direct and indirect workers; (iv) carry out a special safety inspection prepared by a multidisciplinary team of specialists, contracted and paid for by Vale; (v) prepare PSB and PAE/PAEBM of the aforementioned dams containing specification of effective protection of workers' safety in case of break; (vi) implement the entire PAE/PAEBM of these dams in the entire area that could be affected by a rupture or serious misfortune and carry out qualification and training of workers exposed to the risk; (vii) hire an independent audit firm to review and certify full compliance with PSB and PAE/PAEBM; (viii) submit monthly reports in court, signed by a multidisciplinary team of experts or a company contracted for this purpose until a significant reduction in the risk of rupture and an express declaration of safety of the workers or until the issuance of the stability certificate upon presentation of the Stability Condition Declaration (“DCE”) signed by a competent professional – all of which are subject to a daily fine of R$ 1,000,000.00 (one million reais).

As for lawsuit No. 361-07.2019.0130, Vale has the following obligations: (i) prove the hiring of companies responsible for the execution of all stages of the construction project necessary to prevent risks of rupture/overtopping of the indicated dams; (ii) prove the contracting of a company responsible for the design and execution of temporary emergency measures, such as water pumping and control of the free edge of dams; arrange for the hiring of an independent auditing firm to monitor and certify the court on compliance with obligations; (iii) perform basic safety maintenance works/services at the dams; (iv) prepare and implement a specific risk study; (v) implement risk mitigation measures, implementing the water pumping system and freeboard control of the dams; (vi) prepare a specific risk study; (vii) execute projects to implement the overflow systems of both dams; (viii) prepare and implement a specific study of risks to which the workers who will carry out the measures will be exposed; (ix) carry out mitigating measures recommended by the independent external audit; (x) publish in large circulation newspapers, as a material fact, the decisions of provisional and definitive protection; (xi) periodically submit – 30 days – a progress report on the measures described in previous requests; all these obligations are subject to a fine of R$ 1,000,000.00 (one million reais) in the event of non-compliance; collective pain and suffering.

On July 19, 2019, a decision was pronounced on the request for injunction for Vale to declare the emergency situation of both dams, present a report to be prepared by an independent technical audit, among others, under penalty of a daily fine of R$ 1,000. 000.00 (one million reais). A request for reconsideration was requested by Vale, which was accepted by the court that suspended the injunction.

On August 2, 2019, the first hearing took place, where the parties decided to conciliate (in both actions) regarding some obligations, one of them being the declaration of an emergency situation (although not recognizing it), in addition to several obligations, each of which with specific term.

The agreement was approved in court and also affects the two ACPs that are pending in the Federal Court (1002242-17.2019.4.01.3901 and 1002244-84.2019.4.01.3901).

Currently, the obligations continue to be met and the recommendations presented by the external audit firm (PCE) are being fulfilled (some of which have already been completed).

The core of the approved agreement was the replacement of the auditing company previously contracted for another which, in the understanding of the MPF and MPT, would be independent. At the same time, the MPF and MPT committed to request the revocation of the emergency declaration judicially and waived the claims for damages.

In the records of Public Civil Suit No. 0000356-94.2019.5.08.0126, MPT requested attachment of DCE of the Tailings Pond Dam and the demonstration of compliance with the complementary measures indicated in PSB and RISR and submit DCEs for the Water Capturing Dam, which was attended to.

In April 2022, MPT listed situations pointed out by the Independent External Audit Company, which were responded promptly and the answers will be reflected in the next PCE report.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The Company considers both processes as strategic because of the matter discussed in the lawsuits, which is linked to the dam safety issue.

Considering that, in an approved extrajudicial deal, MPT and MPF waived collective indemnity, it does not qualify as relevant.

Notes	These lawsuits are being processed together and serve the same purpose on the same site - Igarapé Bahia and its tailings and water capturing dams. There was a formalization of a first judicial deal in which Vale assumed several obligations. Subsequently, an extrajudicial deal was signed, involving ACPs pending in the Federal Court, in which Vale hired an external auditing company and MPs waived the collective moral indemnity.

10) Process n. 0001703-41.2014.5.08.0126
Court	2nd Labor Court of Parauapebas – PA
Instance	1st Instance
Date filed	11/27/2014
Parties to the lawsuit	Vale S.A. (defendant) and Public Ministry of Labor of Pará (“MPT – PA”) (plaintiff)
Amounts, assets or rights involved	R$ 710,000.00 (amount of matter)

Main facts

The Public Ministry of Labor of the 8th region filed a Public Civil Suit against Vale S.A. and Sindicato Metabese de Carajás, requesting a preliminary injunction regarding the obligation or not to make the time of all employees who have a higher education degree, managers and supervisors be recorded, under penalty of a fine at the amount of R$20,000.00 and immediately start recording the arrival and departure time of the employees in these categories, as well as granting breaks during and between working hours, correctly remunerating with additional 50% when there is overtime. Finally, it requested, as an injunction, Vale to refrain from collectively agreeing on clauses that waive the time record.

In a sentence, the judgment of the 2nd Labor Court of Parauapebas judged the claim partially valid, condemning Vale to carry out the immediate, correct control of the working hours of employees who hold higher education (invaliding the clause of the collective agreement), except for those who meet the requirements of art. 62 of CLT. It condemned the union in the obligation of doing and not doing so as not to enter into clauses that exempt employees from signing up for attendance.

Vale was also condemned to pay R$300,000.00 (three hundred thousand reais) as compensation for collective pain and suffering.

From this decision, an ordinary appeal was filed aiming at the reversal of the decision for total dismissal. MPT appealed only on the question of the destination of the indemnity amount and the increase in the amount.

The records were distributed to the 3rd Panel of TRT8, in which they understood the exclusion of collective moral indemnity, but the invalidation of the clause that exempts higher-level employees, managers, supervisors from signing a time card.

Currently, the notices are in TST. The case file is suspended due to the judicial decision of ARE 1,121,633 in STF - Topic 1,046 in which a decision will be made on the validation/invalidation of Collective Agreement clauses)

Probability for loss	Remote Loss, considering that STF has been taking a position on the validation of the collectively agreed terms, Topic 1046 of STF.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The Company considers the process strategic, as MPT seeks to invalidate a clause in ACT which exempts higher-level employees, managers, administrators, supervisors, etc. to record their attendance. If the decision is maintained, with the invalidation of the clause, the financial consequences will be highly expressive.
Notes	Demand involving a request for invalidation of a Collective Agreement clause.

11) Process n. 0010730-45.2021.5.03.0028
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	06/25/2021
Parties to the lawsuit

“Union of the Employees in Cleanliness, Conservation and

and Urban Cleaning of the Belo Horizonte Metropolitan Region - SINDI-ASSEIO RMBH” (Plaintiff) and “Public Ministry of Labor” (Guardian of the Law) and Vale (Defendant)

Amounts, assets or rights involved	R$ 37,500,000.00 (amount of the matter). The amount updated by SELIC is BRL 38,678,250.00 up to 12.31.2021. The updated amount involved is R$ 43,125,000.00 according to the Company’s understanding.
Main facts

On June 25, 2021, a group suit was filed in which the plaintiff Union asks:

(a) statement “incident tantum” of the unconstitutionality of the rules in art. 223-G, §1, items I to IV, included with the labor reform, in the terms of the grounds;

(b) the defendant to be sentenced to pay indemnity for individual pain and suffering, pursued at individual amount of R$ 1,500,000.00 pursuant to the death of each worker, including the disappeared, totaling $37,500,000.00, of approximately 25. To constitute a hereditary bond to be received by heirs and successors, upon timely qualification of the referred credits;

(c) the defendant to be sentenced to pay the attorney´s fees of 15% of the amount of the matter, at the estimated amount of R$ 5,625,000.00 corrected until the date of effective satisfaction;

(d) the defendant to be sentenced to pay the court costs, as a corollary;

(e) applicability of art. 18 of Law no. 7,347/1985, as applicable, mainly regarding the plaintiff's loss of suit, as to costs and attorney's fees;

(f) granting of free justice;

(g) MPT to be summoned for the exercise of its duties, in accordance with the law.

(h) interest and monetary correction falling upon, as provided by law.

On April 22, 2022, a sentence was pronounced, deeming the requests made against Vale valid, condemning it to pay compensation for pain and suffering at the amount of R$1,500,000.00 per fatal victim, to the estate/heirs of replaced employees to repair the “damage-death” resulting from the break of the Córrego do Feijão Mine dam in Brumadinho-MG; and fees for loss of suit at the amount of 10% of the amount awarded to the conviction. On May 4, 2022, an ordinary appeal was filed by Vale.

Probability for loss	Possible

Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

This is a collective suit in which the plaintiff Union claims indemnity for pain and suffering on behalf of the deceased workers themselves (“death damage”) due to the accident on January 25, 2019 at the Córrego do Feijão Mine.

Financial and image impact.

Notes	Not applicable.

12) Process n. 0010693-64.2021.5.03.0142
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	06/17/2021
Parties to the lawsuit	“Union of the Workers in the Heavy Construction Industries of Minas Gerais - SITICOP” (Author); Union Employees in Collective Meal Companies of Minas Gerais (Author); Federation of the Workers in the Construction and Real Estate Industries of the State of Minas Gerais (Plaintiff) and “Public Ministry of Labor” (guardian of the law) and Vale (Defendant)
Amounts, assets or rights involved	R$ 135,000,000.00 (amount of the matter). The amount updated by SELIC is BRL 139,353,300.00 up to 12.31.2021. The updated amount involved is R$ 155,250,000.00 according to the Company’s understanding.
Main facts

On Thursday, June 17, 2021, a civil group suit was filed in which the plaintiff Unions (and others) ask:

(a) statement “incident tantum” of the unconstitutionality of the rules in art. 223-G, §1, items I to IV, included with the labor reform;

(b) the defendant to be sentenced to pay indemnity for individual pain and suffering, pursued at individual amount of R$ 1,500,000.00 pursuant to the death of each worker, including the disappeared, totaling approximately 135,000,000.00 to constitute a hereditary bond to be received by heirs and successors, upon timely qualification of the referred credits;

(c) the defendant to be sentenced to pay the attorney´s fees of 15% of the amount of the matter, at the estimated amount of R$ 20,250,000.00 , corrected until the date of effective satisfaction;

(d) the defendant to be sentenced to pay the court costs, as a corollary;

(e) applicability of art. 18 of Law no. 7,347/1985, as applicable, mainly regarding the plaintiff's loss of suit, as to costs and attorney's fees;

(f) granting of free justice;

(g) the Public Ministry of Labor to be summoned;

(h) interest and monetary correction falling upon, as provided by law.

On September 18, 2021, a sentence was pronounced to accept the requests made and order the defendant to pay indemnity for pain and suffering at the amount of R$ 1,000,000.00 per fatal victim, to the estates/heirs of the replaced employees to repair the “damage-death” pursuant to the break of the Córrego do Feijão Mine dam in Brumadinho-MG.

On December 13, 2021, the Amendment of Judgment filed by Vale were judged partially grounded to correct a material error in the sentence.

On January 26, 2022, an ordinary appeal was filed by Vale, which is pending judgment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

This is a collective suit in which the plaintiff Union claims indemnity for pain and suffering on behalf of the deceased workers themselves (“death damage”) due to the accident on January 25, 2019 at the Córrego do Feijão Mine.

Financial and image impact.

Notes	Not applicable.

13) Process n. 0010165-84.2021.5.03.0027
Court	5th Court of Labor Betim/MG
Instance	1st Instance
Date filed	01/24/2021
Parties to the lawsuit	“Union of Workers in the Iron and Base Metals Extraction Industry of Brumadinho and Region” (Author) and “Public Ministry of Labor” (guardian of the law) and Vale (Defendant)
Amounts, assets or rights involved	R$ 471,600,000.00 (amount of the matter), which coincides with the amount involved. The amount of the matter updated by the SELIC rate on December 31, 2021, is R$ 491,595,840.00.

Main facts

On January 24, 2021, a civil group suit was filed in which the plaintiff Union asks:

(a) granting of injunction, with judicial blocking of the amount of R$ 471,600,000.00;

(b) declaration of direct liability by the defendant for the accident that occurred at the Córrego do Feijão Mine on January 25, 2019;

(c) incidental declaration of unconstitutionality of art. 223-G, §1, and items I to IV, of CLT;

(d) condemnation of the defendant to pay indemnity for individual pain and suffering to the fatal victims of the work accident and direct employees, replaced by the plaintiff's Union, at the minimum amount of R$ 3,000,000.00 per fatal victim;

(e) conviction of the defendant in costs and attorney's fees at the amount of 20% of the total amount of the conviction.

On April 12, 2021, the blocking request of R$ 471,600,000.00 was denied.

On Wednesday, June 9, 2021, a sentence was pronounced, deeming the requests made against Vale valid, condemning it to pay compensation for pain and suffering at the amount of R$1,000,000.00 per fatal victim, to the estate/heirs of replaced employees to repair the “damage-death” resulting from the break of the Córrego do Feijão Mine dam in Brumadinho-MG; and fees for loss of suit at the amount of 10% of the amount awarded to the conviction. On March 18, 2022, the Regional Labor Court issued a decision denying the ordinary appeals filed by the Parties and maintaining the judgment of the First Instance.

On May 17, 2022, a decision was rendered on the motion for clarification, in which clarifications were provided with no change on the judgment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

This is a collective suit in which the plaintiff Union claims indemnity for pain and suffering on behalf of the deceased workers themselves (“death damage”) due to the accident on January 25, 2019 at the Córrego do Feijão Mine.

Financial and image impact.

Notes	Not applicable.

(ii) Taxation

The tables below present individual description of the taxation lawsuits considered relevant to the Company's and/or its subsidiaries´ business on December 31, 2021.

1) Rescission Action nº 2006.02.01001869-2
Court	Superior Court of Justice
Instance	Third Instance
Date filed	02/20/2006
Parties to the lawsuit	Federal Government (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	Not applicable.

Main facts

In 2004, a decision issued by the Superior Court of Justice (“STJ”) in favor of Vale became final, which granted it the right to deduct the amounts paid as Social Contribution on Net Income (“CSLL”) from the Income Tax. Corporate Income (“IRPJ”).

In 2006, the Federal Government filed an Rescission Action (ação rescisória) aiming to overturn the final decision of 2004. This suit was judged ungrounded by the Federal Court of Rio de Janeiro and by the Regional Federal Court of the 2nd Region (“TRF”).

In 2008, the Federal Government filed motions for clarification for TRF's decision, which were denied.

In 2009, the Federal Government appealed to STJ and the Federal Supreme Court (“STF”).

In 2012, the Federal Government's Special Appeal was denied, which filed an interlocutory appeal. This, in turn, was granted, which led to the filing of a appeal by Vale in 2014.

In 2016, Vale's appeal was denied and STJ determined the case to be referred to TRF for new judgment of the Motions for Clarifications filed by the Federal Government in 2008.

In 2017, Vale presented its counterarguments to the motions for clarifications.

In 2019, TRF, in a new judgment, granted the motion for clarification filed by the Federal Government, in order to rescind the Company’s favorable decision rendered in 2004. In view of the new decision of TRF, the Company filed a motion for clarification, which was deemed not grounded.

In 2020, the Company filed a Special Appeal and an Extraordinary Appeal, which were admitted by the Vice-President of TRF. In September 2021, a favorable decision was rendered by STJ to determine new judgment by TRF, of the Company's motion for clarification. The Federal Government filed an appeal against this decision and is awaiting judgment by STJ.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of any definitive decision granting of the Rescission Action, determining the annulment of the 2004 sentence, the Company may lose the right to deduct the CSLL from taxable income.
Notes

Due to the developmentsof this suit, the Company decided not to deduct CSLL from its taxable income, as of base year 2018.

Vale argues that the Rescission Action brought by the Federal Government is not applicable (Precedent 343/STF) and, even if it were, the periods prior to the res judicata of the rescission action are not required.

See items 5 and 6 below in this item 4.3 of this Reference Form.

2) Writ of Mandamus nº 2011.51.01.011763-1
Court	17th Federal Court of the Judiciary Section of Rio de Janeiro
Instance	First Instance
Date filed	08/05/2011
Parties to the lawsuit	Representative of the Federal Department of Revenues of the State of Rio de Janeiro (defendant) and Vale S.A. (successor by incorporation of Valepar S.A., from 2017, plaintiff).
Amounts, assets or rights involved	Total charged: R$ 2.2 billion (December 31, 2021) Total judicial deposits: R$ 2.6 billion (December 31, 2021) and R$ 533 million related to the adhesion to Refis.

Main facts

In 2011, Valepar (merged in 2017 by Vale) filed a Writ of Mandamus with the purpose of safeguarding its right not to include amounts received as interest on shareholder’s equity (“JCP”) in the PIS and COFINS calculation basis from 2004. In summary, it argued that the treatment given to taxpayers was unequal in terms of the tax regime and/or the domicile of the shareholder. PIS and COFINS amounts levied on JCP were deposited at each distribution.

The lower court decision dismissed the action without judgment on the merits, in view of the alleged lis abili pendens with another Writ of Mandamus previously filed which, despite also aiming to rule out the levy of PIS and COFINS on JCP, had a different cause of action.

In 2012, the Appeal filed by Valepar was denied by the Court.

In October 2013, Valepar filed Special and Extraordinary Appeals. In December 2013, the company adhered to REFIS, set forth inLaw No. 12,865/2013 and partially withdrew from the legal dispute in relation to the triggering events in Oct/2004, Apr/2005, Oct/2005, Apr/2006, Oct/2006, Apr/2007, Oct/2007, Apr/2008 and Oct/2008. After joining, a decision was pronounced which approved partial withdrawal of appeals in relation to the triggering events included in Refis.

In 2014, the Special and Extraordinary Appeals were inadmissible, and Interlocutory Appeals were filed against the denying decisions.

In 2016, Valepar's Special Appeal was judged favorably to dismiss the lis pendens, with the annulment of the sentence and determination of the return of the case to the origin for analysis of the merits.

In 2017, an unfavorable decision was pronounced with determination of conversion into income of all deposits made, conditioned to the final and unappealable decision of the suit. Amendment of Judgment were filed, which were denied.

In 2018, an Appeal was filed, which was denied. The Motions for Clarification opposed in view of this decision were denied.

In 2019, a new Extraordinary Appeal was filed by Vale, which was denied by the Vice-President of the Federal Regional Court of the 2nd Region. Thus, an Interlocutory Appeal was filed in an Extraordinary Appeal. Upon receiving the case, the Federal Supreme Court ordered the writ of mandamus to be superseded due to the general repercussion signed in RE 607.642.

Vale filed an internal appeal against this decision demonstrating that the general repercussion does not apply to the case, given that in that leading case what is being discussed is the constitutionality of non-cummulativeness for PIS established by Law no. 10,637/02 on the billing of services providing legal entities.

In 2020, Vale requested partial withdrawal of the process regarding the remaining tax credit, related to the taxable events that occurred from October/2009 to April/2017, whose period was not included in REFIS, with waiver, in this part, of the any claims of law on which this suit is based. The partial waiver request was approved, becoming final on August 4, 2020.

Once the discussion on the merits of the case was concluded, the Company made the following requests: (i) as for the escrow deposits linked to the first partial waiver (generating events from October/2004 to October/2008): the withdrawal, in favor of the Company, of part of the escrow deposits referring to the amounts granted amnesty due to the adhesion to REFIS and the conversion into income, in favor of the Federal Government, of the remaining balance; (ii) regarding judicial deposits linked to the second partial withdrawal (generating events from October/2009 to April/2017): conversion into income in favor of the Federal Government.

The Federal Government opposed the request to withdraw any amount deposited in court, on the grounds of non-compliance with the requirements for joining REFIS. The Company refuted the treasury thesis.

In 2021, the judge designated an accounting expert to be carried out to verify the amounts to be raised by the Federal Government and any balance for Vale, related to the benefits arising from the adhesion to REFIS. The Federal Government appealed against this decision and the judgment of this appeal is awaited.

Probability for loss	Probable
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In view of the withdrawal of the process: (i) escrow deposits will be partially converted into income in favor of the Federal Government; and (ii) the Company's request to withdraw part of the amounts deposited as a result from the adhesion to REFIS may not be accepted.
Notes	Not applicable.

3) Fiscal Provisional Measure nº 0021378-63.2018.4.01.3800
Court	Federal Regional Court of the 1st Region
Instance	Second Instance
Date filed	06/05/2018
Parties to the lawsuit	Federal Government (plaintiff) and Vale S.A. (defendant) and others
Amounts, assets or rights involved	The request concerns the unavailability of assets and rights for the provision of tax and social security credit at the amount of approximately R$ 11 billion, according to an assessment carried out in June 2018.

Main facts

The Federal Government requested, before the 27th Federal Court of Belo Horizonte, the unavailability of Vale's assets and rights, as a precaution to guarantee Samarco's claimed tax and social security debts, at the amount of approximately R$ 11 billion, according to evaluation made in June 2018.

Initially, an injunction was granted to make Vale's assets and rights unavailable. This decision was reversed in all its material aspects, because all debts covered by the aforementioned writ of prevention had their enforceability suspended, pursuant to the Brazilian legislation.

Vale's writ of summons was added to the case file in January 2019, and the company presented its defense. The defense was based on the lack of legal grounds for bringing the aforementioned action, in view of the suspension of the enforceability of tax and social security credits, as well as the non-occurrence of the legal hypotheses that would authorize Vale's liability for guaranteeing the amounts in question.

In May 2019, a favorable decision was rendered that determined the extinction of the process, without resolution of the merits, due to lack of procedural interest. Against this decision, the Federal Government filed a motion for clarification.

In June 2019, a decision was rendered that partially accepted such Motions for Clarification only to restrict the confidentiality of the documents attached to the case file.

In July 2019, the Federal Government filed an appeal against the decision reported above, and Vale presented its counterarguments. Currently, the appeal filed by the Federal Government is awaiting judgment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Unavailability of assets and rights for the provision of tax and social security credit at the amount of approximately R$ 11 billion, according to an assessment carried out in June 2018.
Notes	Not applicable.

4) Administrative Process nº 16682.721173/2013-04
Court	CARF Superior Chamber of Tax Appeals
Instance	3rd Administrative Instance
Date filed	11/14/2013
Parties to the lawsuit	Federal Government (plaintiff) and Vale S.A. (defendant).
Amounts, assets or rights involved	R$ 1.89 billion (December 2021)
Main facts

Vale was assessed by the Brazilian Federal Department of Revenue for the collection of an isolated fine due to alleged omissions and inaccuracies in magnetic files in the delivery of accessory obligations referred to PIS and COFINS from 2008 to 2010, based on IN/RFB 86.

The charge considered as a basis for calculation 1% of gross revenue in the years 2008 to 2010.

A favorable decision was pronounced at the 1st administrative instance, which reduced the percentage of the fine on gross revenue from 1% to 0.2%.

At the 2nd administrative instance, a favorable decision was pronounced to the Company, which kept the reduction of the percentage of the fine of 0.2% and limited the calculation base so that only the billing of the month prior to the delivery of the magnetic files is considered. Against this decision, the Federal Government filed an administrative appeal which is pending judgment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of unfavorable final administrative decision, there will be a possibility to submit guarantee for discussion in the judicial area.
Notes	Not applicable.

5) Tax Assessment Proceeding nº 16682.721.163/2020-90
Court	CARF Administrative Tax Appeal Council
Instance	Second Instance
Date filed	11/24/2020
Parties to the lawsuit	Federal Government (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	On December 31, 2021, the amount was R$2.36 billion, in addition to the reduction of tax losses, whose tax effect corresponds to R$137 million.

Main facts

In November 2020, the Company received a tax assessment for the collection of IRPJ and fines for the base years 2016 and 2017, referring to the disallowance of CSLL deduction from taxable income.

The Company understands that this collection is undue because it was supported by a final court decision in force in the period assessed, which remains valid and in force until the termination of the rescission action and, alternatively, that no amount could be charged as fines or interest moratoriums.

The Company presented a defense, which was partially accepted to cancel part of the assessed amount. Currently, the Company and the Federal Government's appeal is awaiting judgment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of unfavorable final administrative decision, there will be a possibility to request guarantee of the claimed amounts.
Notes	See item 1 above in this item 4.3 of this Reference Form.

6) Tax Assessment Proceeding nº 16682.721.410/2021-39
Court	Regional Judgment Office
Instance	First Instance
Date filed	11/24/2021
Parties to the lawsuit	Federal Government (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	On December 31, 2021, the amount was R$5.47 billion, in addition to the reduction of tax losses, whose tax effect corresponds to R$802 million
Main facts

On November 24, 2021, the Company received a tax assessment for the collection of IRPJ related to the deduction of CSLL from its taxable income for the calendar years from 2011 to 2013.

The Company understands that this charge is undue, notably due to the statute of limitations.

A defense was presented at the first administrative instance and a decision is awaited.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of unfavorable final administrative decision, there will be a possibility to request guarantee of the claimed amounts.
Notes	See item 1 above in this item 4.3 of this Reference Form.

7) Administrative Process nº 16682-900.154/2021-44
Court	Administrative Tax Appeal Council - CARF
Instance	2nd Administrative Instance
Date filed	03/08/2021
Parties to the lawsuit	Federal Government (plaintiff) and Vale S.A. (defendant).
Amounts, assets or rights involved	In December 2021, the total amount under discussion was R$ 2.23 billion for the base year 2016.
Main facts

In March 2021, the Company received a charge resulting from the partial approval of the tax offset for the base year 2016, ., with the disallowance of all amounts related to taxes paid abroad that were used to deduct the IRPJ due in that year.

The Tax Authorities claim that the the Company has failed to comply with the applicable rules relating to the offset in Brazil of income taxes paid abroad..

The Company understands that this charge is undue and has presented its defense at the first administrative instance, which was partially granted to cancel part of the charge. The Company filed an appeal and is awaiting judgment at the second administrative instance.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of unfavorable final administrative decision, there will be a possibility to request guarantee of the claimed amounts.
Notes	Not Applicable

8) Tax Assessment Proceeding nº 13136-725.420/2021-41
Court	Regional Judgment Office - DRJ
Instance	1st Administrative Instance
Date filed	12/13/2021
Parties to the lawsuit	Federal Government (plaintiff) and Vale S.A. (defendant).

Amounts, assets or rights involved	In December 2021, the total amount under discussion was R$115 million in relation to the base year of 2016, in addition to the reduction of tax loss, whose tax effect was R$24 million, plus fine and interest.
Main facts

In December 2021, the Company received a tax assessment for collection of IRPJ and CSLL for base year 2016.

The tax authorities allege that there was an undue deduction of expenses incurred by Vale and destined to Fundação Renova to repair the accident that occurred in Mariana-MG, as they understand that these expenses are not necessary for Vale's activities.

The Company understands that this tax assessment is improper, since it is strictly liable for these obligations, arising from the Transaction and Conduct Adjustment Agreement (TTAC) and from its status as a shareholder.

Defense was presented at first administrative instance, pending decision.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of unfavorable final administrative decision, there will be a possibility to request guarantee of the claimed amounts.
Notes	It is possible new similar notices to be received in other years.

(iii) Civil

The tables below present individual description of the civil lawsuits considered relevant to the Company's and/or its subsidiaries´ business moved until December 31, 2021.

1) Process n. 0063023-34.2008.8.19.0001
Court	41st Civil Court of the Court of Justice of Rio de Janeiro
Instance	1st Instance
Date filed	03/17/2008
Parties to the lawsuit	Vale (plaintiff) and Movimento dos Sem Terra (“MST”) (defendant)
Amounts, assets or rights involved	Protection of the Company's assets and guarantee of its operational activities.

Main facts

Vale has filed a lawsuit with the objective of putting an end to acts of violence, violence or incitement that lead to the interruption of the Company's operational activities by MST. The request for preliminary injunction was granted, to determine that MST refrain from such acts. MST failed to comply with the aforementioned court decision, which is why Vale requested an increase in the fine established in the event of non-compliance, which was granted by the court.

In 2012, the parties started an effort towards a possible composition for the solution of this case. On July 6, 2015, an order was published determining the parties to express whether they actually have an interest in entering into an agreement, and it is no longer possible for the parties to request the suspension of the process. The evidence production phase has begun. Due to a recent failure to comply with the court decision that anticipated the injunction in the process, Vale requested a new application and increase of the previously established fine.

On September 30, 2016, the case left the sentencing group because the judge found that part of the order had not been fulfilled. Subsequently, the judge ordered the Plaintiff to promote the collection of costs for the issuance of the rogatory letters aimed at collecting the testimonies of the witnesses listed by him, a decision published on October 19, 2016.

On October 26, 2016, Vale presented the petition declining the testimonial evidence due to the long lapse that had elapsed since the filing of the action, asking for confirmation of the preliminary injunction granted in 2008 and the judgment on the merits of the initial request, as well as the increase of the fine for disrespecting the injunctive relief, in view of the new breaches reported in the records.

On February 15, 2018, a sentence was pronounced in the case, and therefore, Vale's claim was deemed grounded to determine that the defendants refrain from inciting and promoting the practice of violent acts in the face of the plaintiff's facilities, as well as acts that result in the interruption of the activities of the plaintiff company, within 72 hours from the publication of the sentence, under penalty of a fine of R$ 100,000.00 per act performed in violation of this precept. The decision was also confirmed in the sentence, making it final, observing the increase in the fine imposed. The defendants were also ordered to pay court costs and attorney fees in favor of the plaintiff's patron, which were set at 10% of the value of the case.

On April 20, 2018, the final decision was certified by the civil service.

In mid-2018, the execution of the judgment was started to receive the fines, costs and fees, and, on February 26, 2019, the issuance of a letter of request for subpoena and service of the defendants was granted.

On May 14, 2019, the Letter of Request is received at TJ/SP and returns to TJ/RJ in September 2019 with a negative result. As a result, a new letter was requested, which was granted. This letter of request was issued on September 23, 2020 and has not been returned.

In March 2022, costs were collected by Vale for the issuance of a new letter of request.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The process was initiated with the aim of guaranteeing the protection of the Company's assets and its operating activities. Any unfavorable decision could increase the company's exposure to MST's offensive acts. Favorable sentence, ruling out such possibility.
Notes	Not applicable.

2) Process nº 0009362-71.1997.4.02.5001
Court	5th Panel of the Federal Regional Court of the 2nd Region
Instance	2nd Instance
Date filed	11/10/1997
Parties to the lawsuit	Public Prosecutor´s Office – Espírito Santo (plaintiff) and Federal Government, Gerdau Açominas S.A., Companhia Siderúrgica de Tubarão, Usinas Siderúrgicas de Minas Gerais S.A., Vale, Odacir Klein, Luis Andre Rico Vicente, Jorge Eduardo Brada Donato, José Armando Figueiredo Campos, Rinaldo Campos Soares, João Jackson Amaral, Claudio José Anchieta de Carvalho Borges, Ivo Costa Serra and Companhia Docas do Espírito Santo - CODESA (defendants).
Amounts, assets or rights involved	Inestimable – Request for annulment of the Concession Contract for port exploration of the Tubarão Complex Terminals.
Main facts

This is a Public Civil Suit which seeks to annul the authorization by which Vale and some of the other defendants to operate the Praia Mole port terminal, in the State of Espírito Santo.

In November 2007, after 10 years of processing the case, a decision was pronounced judging the suit totally not grounded and recognizing the validity of the concession contracts that allow the exploitation of the port terminals located in Praia Mole.

On July 3, 2012, the sentence was confirmed by the Federal Regional Court of the 2nd Region (TRF2) when the appeal (Appeal) presented by the Federal Public Prosecutor´s Office was judged. Dissatisfied with the decision of TRF2, the latter presented, on October 23, 2012, a Special (STJ) and Extraordinary Appeal (STF). The judgment of Special Appeal No. 1534854/RJ is pending before STJ. Closed for trial since June 14, 2019. The movement remains until the closing date of this Reference Form.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable value, as it may impact Vale's operation in the State of Espírito Santo, since the aforementioned process questions the validity of the concession agreement for the exploration of the Tubarão Complex Terminals.
Notes	Not applicable.

3) Process n. 0024892-89.2011.8.13.0570
Court	1st Civil Court of the District of Salinas/MG
Instance	1st Instance
Date filed	09/14/2011

Parties to the lawsuit	Public Prosecutor´s Office of the State of Minas Gerais (“MPMG”) (Plaintiff), Vale S.A., Instituto de Terras de Minas Gerais – ITER (“ITER”), Manoel da Silva Costa Junior, Evandro Carvalho, Mauro Eurípedes Rocha Mendes, Ricardo de Carvalho Rocha, Luciana Rocha Mendes, Orozino Marques de Carvalho, Adelzuith Marques Santos, Altemar Alves Ferreira, Breno Rodrigues Mendes (Defendants).
Amounts, assets or rights involved	Compensation for damages to the State of Minas Gerais at the minimum amount of R$200.0 million, civil fine at amount not lower than R$600.0 million, as well as the ownership of the land acquired by Vale. It should be noted, however, that such amounts were attributed by the Plaintiff, and it is not possible, at this moment, to estimate any amount to be paid by the Company.
Main facts

This is a public civil suit filed by the State Public Prosecutor (MP) against Vale and ten other defendants, in which MP sustains, in summary, the existence of an “organized group of people who act to illegally appropriate of lands belonging to the State of Minas Gerais”. MP requested an injunction declaring the assets unavailability of the defendants, with the exception of Vale, up to the amount of R$200,000,000.00, in addition to the search and seizure of movable assets and breach of bank and tax secrecy, which was granted by the court and maintained by the Court of Justice of Minas Gerais. In the end, the Public Prosecutor's Office pleaded “suspension of all effects – with consequent annulment – of all land titles issued by ITER, involving lands located in the Municipalities of Salinas, Santa Cruz de Salinas, Padre Carvalho, Fruta de Leite”. , Rubelita, in the period between January 2007 and August 2011”, the condemnation of ITER “to hire, at its own expense, a specialized company to carry out an audit on all the legitimation titles issued by the State of Minas Gerais, in the period between January/2007 to August 2011", the conviction of all defendants "the loss of assets or values illicitly added to the assets, full compensation for the damage imposed on the State of Minas Gerais whose minimum value must correspond to R$200,000,000.00" , “civil fine at amount not lower than R$600,000,000.00”, “loss of public functions and positions”, “suspension of political rights” and “prohibition to contract with the Public Power or receive benefits therefrom”.

Vale filed its defense (answer) on March 15, 2012. On March 23, 2017, a conflict of jurisdiction was raised. On May 8, 2017, a “positive conflict of jurisdiction” was raised by the Judge, which is why TJMG instituted conflict of jurisdiction n. 0238729-84.2017.8.13.0000, defining the competence of the Judge of the 1st Civil Court of the District of Salinas to judge the public civil suit.

On October 26, 2018, the Motion for Clarification filed by Vale were not accepted, which refuted the removal of the preliminary defendants, and an appeal was not filed due to the prohibition of art. 1015 of CPC/15. In any case, the judge granted the probationary delay and the possibility of defining the object of the expert examination to be carried out at the time of the Instruction and Judgment Hearing, not causing losses to the Company. On May 3, 2019, the process was completed for order.

Remediation Hearing scheduled on September 14, 2020 has been canceled due to COVID 19.

Hearing rescheduled to November 11, 2021 and held without fixing the disputed points. The Judge chose to collect the interest of the parties on possible conciliation and on the evidence that each one intends to produce, and then issue the remedial decision.

After the hearing, an order was issued determining the submission of the records to Cejusc of the second degree. Currently, the appointment of the conciliation hearing at Cejusc of TJMG is awaited.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Damage to the Company's image as a result of linking the company's name to the practice of land grabbing in the northern region of the State of Minas Gerais, cancellation of acquisitions and loss of amounts paid by Vale (approximately R$35.0 million).
Notes	Not applicable.

4) Interlocutory Appeal in Extraordinary Appeal - 808621
Court	Supreme Federal Court
Instance	Superior
Date filed	05/15/2014
Parties to the lawsuit	Interunion Capitalização S.A. (plaintiff) and others and Companhia Paulista de Ferro Ligas – CPFL (defendant)
Amounts, assets or rights involved	R$ 2,495,322,986.01 (on December 31, 2021)

Main facts

Interunion filed an enforcement suit against CPFL (Vale's subsidiary) to receive R$248,968,222.18, corresponding to 200 debentures object of the contract which, although it was called "Purchase and Sale of Term Debentures", was, in actually a Debenture Lease Agreement. The defense (embargoes to execution) presented by CPFL was denied, prompting the filing of an appeal (appeal) to the Court of Justice of Bahia. In the judgment of this appeal, the Bahia Court of Justice kept the decision of denial, giving rise to the filing of a special appeal (STJ) by CPFL. STJ accepted CPFL's special appeal, ordering the termination of the execution, as it understood that Interunion had not adequately demonstrated the calculation of the executed amount, which is essential for the filing of an execution. Against the STJ's decision, Interunion presented a series of appeals (embargoes for clarification, embargoes of divergence, regimental grievance and new embargoes for clarification), all of which were denied in sequence. Interunion then filed an extraordinary appeal (addressed to STF). When analyzing its admissibility, STJ understood that the appeal would be incapable, denying its follow-up, that is, its referral to STF for analysis of the merits, according to the decision published on March 10, 2014. Against this decision of inadmissibility, Interunion filed an appeal (interlocutory appeal), which on April 22, 2014 was forwarded to STF. Subsequently, an opinion was issued by the Attorney General's Office, with the opinion that it was not possible to proceed with the grievance of the extraordinary appeal.

After the aforementioned opinion of the Attorney General's Office, a monocratic decision was issued denying continuation to the interlocutory appeal of an extraordinary appeal instrument, published on August 30, 2016. On September 5, 2016, Interunion filed an Agravo Regimental against the monocratic decision. It was opened on September 13, 2016 to the opposing party for counterarguments. The grievance was answered on October 4, 2016. On the same date, in a subsequent act, the case was concluded with the Reporting Minister.

On August 7, 2017, the interlocutory appeal was included in the virtual agenda to be judged, however, Interunion, due to the relevance of the case, presented a timely petition requesting that the judgment not take place virtually. This request was accepted by the Reporting Minister Gilmar Mendes on August 23, 2017.

On August 21, 2017, emphasis was given to the in-person judgment of the interlocutory appeal in an extraordinary appeal. Thus, the case files returned for conclusion on September 15, 2017.

The Appeal of Interunion was judged and was denied by unanimous vote, and its judgment was published on May 17, 2021. Against this decision, Interunion filed a motion for clarification, which was duly challenged by CPFL.

Subsequently, Interunion withdrew from the motion for clarification, and the final and unappealable decision was certified on September 24, 2021.

After the final decision, the case was sent to the Superior Court of Justice, which determined the return to the Federal Supreme Court for consideration of the Interlocutory Appeal filed by CPFL.

At this moment, recognition of the loss of the object of the Interlocutory Appeal filed by CPFL is awaited, considering that CPFL's Special Appeal at STJ was granted.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Any unfavorable decision in the process would generate financial losses for the Company.
Notes	Not applicable.

5) Process nº 1024354-89.2019.4.01.3800 (former nº 0069758-61.2015.4.01.3400)
Court	12nd Federal Court of Minas Gerais
Instance	1st Instance
Date filed:	12/17/2015

Parties to the lawsuit	Federal Government, Brazilian Institute os the Environment and Renewable Natural Resources (“IBAMA”), Chico Mendes Institute, National Water Agency (“ANA”), National Department of Mineral Production (“DNPM”), State of Minas Gerais, State Forest Institute (“IEF”), Minas Gerais Institute for Water Management (“IGAM”), State Foundation for the Environment (“FEAM”), State of Espírito Santo, State Institute for the Environment and Water Resources (“IEMA”) and the State Agency for Water Resources (“AGERH”), and jointly, with the other authors listed above, “Plaintiffs”) and Samarco, Vale, BHPB (jointly, “Defendants”).
Amounts, assets or rights involved	Amount attributed by the Plaintiffs to the case of R$ 23,955,160,294.89, which, updated until December 2021, represents R$ 33,007,602,169.28. In view of the object and progress of the process, the Company understands that the amount involved in a possible conviction is inestimable.

Main facts

On December 17, 2015, the Federal Government filed a public civil action in which it was intended to charge Vale, Samarco and BHPB with the adoption of a series of urgent measures, in order to obtain reparation for the alleged socio-environmental damages resulting from the break of the Samarco tailings dam located in the city of Mariana (“Fundão Dam”) and prevent possible future environmental damage. For information about the referred break, see item 7.9 of this Reference Form.

On December 18, 2015, a decision was handed down that granted the injunction requested by the plaintiffs, in order to (i) determine that Samarco prevents (or proves that it is already stagnant) the leakage of the volume of tailings that are still in the ruptured dam , (ii) determine that the Defendants (a) hire companies that can immediately begin the assessment of the contamination of fish by inorganic components and the possible risk caused to human consumption, as well as carry out the control of the proliferation of synatropic species, (b) elaborate studies and adopt measures to prevent the volume of mud released into Rio Doce from reaching the Rio Doce lagoon system and the protection of mineral water sources mapped by DNPM, (c) carry out mapping studies of the different resilience potentials of the impacted places , (iii) that Samarco make an initial judicial deposit of R$2.0 billion, (iv) decree the unavailability of existing mining concession licenses on behalf of the Defendants, (v) grant interim relief so that the Defendants present a global recovery plan Within the scope of the aforementioned decision, the imposition of a daily fine of R$150 thousand was also established in case of non-compliance with each of the measures imposed on the Defendants, and a fine of R$1.5 million per day was also stipulated for delay in compliance judicial deposit obligation at the amount of R$2.0 billion highlighted above.

On January 14, 2016, against the preliminary injunction, Vale, Samarco and BHP filed an interlocutory appeal, requesting the granting of suspensive effect and, in the end, the full amendment of the preliminary decision.

On March 2, 2016, the Federal Government, the states of Minas Gerais and various government authorities signed a Transaction and Conduct Adjustment Agreement (“TTAC”), having presented it in court on March 7, requesting its judicial approval. and suspension of the action, which was granted within the scope of the Federal Court Conciliation System of the Federal Regional Court of the 1st Region (“TRF-1”).

On August 17, 2016, the 5th Chamber of TRF-1 declared the decision that ratified TTAC null and void and denied the interlocutory appeals filed by Vale, BHP and Samarco, and the preliminary decision issued by the Court of the 12th Federal Court of Belo Horizonte on December 18, 2015 18 was maintained, which includes the unavailability of the Defendants' mining concessions for mining, without, however, limiting their production and marketing activities.

On November 4, 2016, TRF-1 determined that the defendants: (i) within 90 days, present evidence that the leakage of waste from the Fundão dam has been definitively contained, (ii) within six months, present conclusive studies, with the endorsement of the appropriate environmental agencies, regarding an action plan and the feasibility of removing mud placed on the banks of the Rio Doce, its tributaries and in the areas close to its estuary, (iii) in 30 days, make a deposit in the total amount of R$ 1.2 billion to guarantee future remedial measures. This cash deposit of R$1.2 billion was provisionally replaced by the guarantees provided for in the preliminary conduct adjustment term I, entered into between the Defendants and MPF (“Preliminary Adjustment Term I”).

On January 26, 2017, a decision was pronounced that suspended the course of the procedural term referring to the deposit of R$1.2 billion and opened a period of five days for the plaintiffs to express their views on the Preliminary Adjustment Term I entered into between the defendants and MPF.

On March 16, 2017, a decision was pronounced which (i) partially ratified the Preliminary Adjustment Term I, determining the suspension of the process until further judicial resolution, and (ii) accepted, for the time being, the guarantees provided for in the Preliminary Adjustment Term I, with the exception that they do not replace or modify the injunction for cash deposit.

Throughout 2017, in order to allow the continuity of negotiations between the parties, successive requests were made to extend the legal and procedural effects of the Preliminary Adjustment Term I, including the suspension of the act.

On August 8, 2018, the term of conduct adjustment ("Governance TAC") was approved in its entirety and ratified in part and with interpretative/additive reservations, the amendment to the preliminary adjustment term (TAP). In view of the aforementioned approvals, the knowledge phase of ACP No. 0069758-61.2018.4.01.3400 was terminated with a resolution of merit. It should be noted that Governance TAC consists of an instrument signed, on June 25, 2018, with the Federal Public Prosecutor, Public Prosecutor of the State of Minas Gerais, Public Prosecutor of the State of Espírito Santo, Public Defender's Office of the Government, Public Defender's Office of the State of Minas Gerais, Public Defender's Office of the State of Espírito Santo and other public entities, whose purpose is (a) to change the governance process provided for in the TTAC for the definition and execution of programs, projects and actions aimed at full repair of damages resulting from the break of the Fundão dam, (b) the improvement of mechanisms for the effective participation of people affected by the failure and (c) the establishment of a negotiation process aimed at the eventual renegotiation of the programs.

TTAC remains valid and the parties will continue to fulfill their obligations, which have already been provided.

For additional information on the main terms and conditions of TTAC, the Preliminary Adjustment Agreement I and Governance TAC mentioned above, see “Terms Relating to the Samarco Dam Failure” in item 4.7 of this Reference Form.

On December 11, 2019, a hearing was held to present the thematic axes defined as priorities by the interested parties, in addition to any agreements or controversial points to be considered in due course, by means of which the parties submitted these differences in relation to the interpretation for judicial appreciation and/or fulfillment by Fundação Renova of the obligations set forth in TTAC.

Thus, priority axes deal with judicially detailed obligations and terms, set from the obligations agreed in TTAC, dividing them by topic, in order to facilitate the procedural organization of the discussions.

In January 2020, the following decisions were pronounced in ACP case file in question: (i) decision that granted the extension of the term for manifestation on the hiring of Technical Advisors until January 29, 2020 at 6:00 pm, (ii) decision that granted the request made by Samarco and Vale and determined the immediate dispatch of an official letter to the ANM , determining the lifting of legal encumbrances that eventually fall on the mining concessions held by the defendants, (iii) determined the subpoena of the defendants to express their opinion on the hiring of technical advisors to those affected by January 17, 2020.

Furthermore, considering that, at the hearing held on October 15, the obligation of the parties involved was established to submit to the court the thematic axes considered as priorities, in order to speed up the execution of the reparation and indemnification programs, as of January 7, 2020, the creation of the following thematic axes was instituted, to be discussed in their own records, but being linked to the records of this suit:

- Priority Axis No. 1: Environmental recovery inside and outside the channel (process n. 1000242-22.2020.4.01.3800):

On January 7, 2020, an order was published determining the opening of a specific process for each Priority Axis.

On January 9, 2020, a decision was announced partially validating the challenge opposed by the defendant companies in relation to Items 13 and 14, , which refer to the obligation to present a signed contract with the company that will carry out Step 2 of the environmental characterization of the marine tailings management plan, if the results of Step 1 indicate the need to carry out Step 2, as well as to mobilize the company that will carry out Step 2 of the characterization of a Section of the Tailings Management Plan, if the results of Step 1 indicate the need to carry out Step 2.

On March 2, 2020, a decision was published (i) judging partially grounded (a) the challenge opposed by the defendants, modifying the obligation of items 5 and 6 which refer to the obligation to submit in court, for purposes of judicial approval, the detailed schedule for the effective expansion of the Renaturalization Project in other areas of the Gualaxo do Norte rivers and to finalize and submmit the studies and to the CIF System for the purpose of technical manifestation, submitted to subsequent judicial deliberation, all the necessary procedures for the execution of the following stages of the Term of Reference "Complementary Studies - Marginal Lagoons of Rivers Gualaxo do Norte and Carmo"; and (b) the motions for clarification of the plaintiffs, modifying Items 13 and 14; and (ii) rejecting CIF's request for unrestricted and unconditional access to the GIS Portal.

On January 21, 2022, the companies added a list of compliance with items, in which they submitted their technical and legal considerations regarding the panorama prepared by AGU, demonstrating compliance with the obligations established through Priority Axis nº 1, as well as making comments additional information regarding compliance with items 6 and 6.1, wich refer to the obligation to file with the competent environmental agencies the requests to obtain the corresponding environmental authorizations/licenses of the executive plan of this Axis. They also presented a detailed report on compliance with the established obligations and the recommendations issued through the CIF deliberations.

- Priority Axis No. 2: Risk to Human Health and Ecological Risk pursuant to the break (process n. 1000260-43.2020.4.01.3800):

On September 25, 2021, a decision was pronounced denying the request of the defendant companies (Samarco, Vale and BHP) to impose the obligation of secrecy and confidentiality "on the President of CIF, the coordinator and members of the Task Force from the Public Prosecutor's Office, the Defender-General of the Public Defender's Offices of the Government, the State of Minas and the State of Espírito Santo, as well as the Attorney General of the State of Espírito Santo” in relation to the studies carried out; granted the request made by the State of Minas Gerais and the State of Espírito Santo, in order to determine to the Renova Foundation full compliance and observance of CIF Resolutions 487 and 488. It granted the request made by AGU-CIF, so that the Renova Foundation is summoned to submit in court, within 30 days, a detailed report on the fulfillment of each of the established obligations.

On September 13, 2021, motions for clarification of the companies were filed against the decision, alleging obscurity regarding the studies that should be disclosed through a strategic plan to be presented by CIF; omission regarding the submission of the dissemination strategy of the pertinent studies to the consolidated report of Linhares to the contradictory; omission regarding the considerations presented by the companies on the CIF deliberation nº 487/2021 and work and action plans for the continuity of the studies of Risk Assessment to Human Health “ARSH”.

On February 15, 2022, a decision was filed in the records of interlocutory appeal No. 1000260-43.2020.4.01.3800, filed by the Renova Foundation, which, among others, partially granted the request for urgent appeal to determine the suspension of the decision of the first degree in the part that determines the rehiring of the company AMBIOS to complement/review the ARSH studies carried out in the cities of Mariana/MG and Barra Longa/MG, recognizing, consequently, the freedom of choice of the Renova Foundation regarding the company to be hired for the purpose.

- Priority Axis No. 3: Resettlement of Gesteira District in Barra Longa (process n.1000321-98.2020.4.01.3800):

53.   On January 8, 2020, an order was issued determining the opening of a specific process for issues involving the resettlement of the affected communities to be discussed, giving rise to Priority Axis nº 3 (Gesteira).

54.   On October 7, 2021, a decision was rendered in the Axis 3 records, in which the Expert Work Plan was approved, with adjustments, and, as a consequence, officially determined the start of the expertise on October 8, 2021. The Expert Work Plan aims to assess the adequacy and technical regularity of the "Conceptual Project" presented by the Renova Foundation, in order to bring to court an adjusted and definitive version of the "Conceptual Project for Collective Resettlement of Gesteira", due to the reduction of families choosing the collective resettlement modality.

55.   On March 11, 2022, in the case file of Axis 3, the Expert of the Court added the Simplified Expert Report to the case file.

- Priority Axis No. 4: Infrastructure and Development (process n. 1000398-10.2020.4.01.3800):

On January 22, 2020, a decision was announced with preliminary considerations and interpretative reservations. There, items 1 (fulfillment of the obligation determined by CIF) and 7 (measures related to the resettlement of Paracatu de Baixo) of the dissent spreadsheet presented in the case file were maintained, and other determinations were made to the defendant and the expert. In addition to other procedural determinations, the magistrate determined that technical expertise be carried out by the company AECOM to examine the technical issues (damage to infrastructure) that guide the entire Axis 4; and the adoption of measures aimed at repairing the infrastructure impacted by the breach, with adjustments as to the form of service and terms, including the start of judicial expertise for possible reconstruction, resettlement and/or renovation of damaged infrastructure, to be submitted to judicial deliberation .

On October 8, 2021, a decision was rendered determining that the Simplified Indemnity System (Novel Infrastructure) should be able to receive adhesions from October 25, 2021, for those affected who have the appraisal report of damages of their properties approved and choose to receive a cash payment instead of carrying out the reform.

On October 8, 2021, a decision was rendered that fully approved the final reports presented by the court expert, regarding the individualized reports, related to the housing units examined in Rio Doce, Santa Cruz do Escalvado and Ponte Nova - Minas Gerais.

On November 18, 2021, a decision was handed down that summoned Renova and the defendant companies to prove in the case file, within 5 (five) days, that Renova had taken the appropriate measures to accommodate the families whose residence was in danger of collapsing and granted the request made by the justice institutions for prioritizing the preparation of reports from the 18 units in which there were serious pathologies in their structures.

On November 18, 2021, an interlocutory appeal was filed by Vale with a request for suspensive effect, with the purpose to amend the decision in the first instance, especially regarding (i) the approval of expert reports, due to the failure to observe the causal link with the breach and inadequate repair parameters, and (ii) the criteria for remuneration of expert work. On April 28, 2022, the reporting judge of the appeal under TRF-1, in a monocratic decision, granted the request for suspensive effect to the appeal.

On April 28, 2022, a decision was announced granting the request for urgent relief to (i) suspend the first-degree decision which approved the Expert Reports; and (ii) suspend any demand for payment of any amount as expert fees.

- Priority Axis No. 5: Operational return of hydroelectric plant Risoleta Neves (process n. 1000406-84.2020.4.01.3800):

56.   On September 8, 2021, a decision was pronounced in Axis 5 granting the entry of the Municipality of Rio Doce as amicus curiae; granting a period for the Renova Foundation and the Candonga Consortium, indistinctly, to proceed with the conclusion of all studies, evaluations and execution programming, informing in the records the measures/measures adopted; determining that the Candonga Consortium inform the legal situation regarding the compensation mechanism linked to MRE and CCEE, as well as the subpoena of Renova, the companies and the Consortium to take to the file the updated information regarding the stage of compliance with the duties of environmental recovery . Furthermore, it summoned the Renova Foundation to (i) “do not interrupt the work aimed at socio-environmental repair, maintaining or immediately restarting programs and actions at points where there is no disagreement as to what is determined in the environmental licensing (scenario 03), conditioned to the existence of authorization by SEMAD”; (ii) inform the court of the measures to ensure the safety conditions of the HPP Risoleta Neves dam, within 30 days; raising a positive conflict of competence in order to declare the competence of the 12th Court of the Federal Court to also consider the lawsuit between Consortium Candonga x ANEEL (nº 0013856-19.2017.4.01.3800).

57.   On December 17, 2021, Aliança petitioned in Axis 5, arguing that it was affected by the break and requesting that, in view of the decision that determined that Samarco refrain from funding the “Candonga Program”, due to the judicial reorganization, It was urgently determined that Renova resume the cost of the Reservoir Recovery program at HPP Risoleta Neves and that Vale and BHP be responsible for all financial contributions from the Program for Recovery of the HPP Risoleta Neves Reservoir.

58.   On January 31 and March 8, 2022, the Defendants submitted information regarding the measures that have been adopted, regarding the operational return of the Risoleta Neves Hydroelectric Power Plant.

- Priority Axis nº 6: edition of performance and follow-up (process n. 1000412-91.2020.4.01.3800):

On May 19, 2021, a decision was pronounced in which the motion for clarification opposed by the defendant companies was granted to, correcting the material error pointed out, fix the wording of the item on the maintenance of the monitoring works of aquatic fauna by Universidade Federal de Viçosa. Furthermore, the request made by AGU was granted and the Renova Foundation was determined to establish, within 90 days, the Mariana Disaster Information Monitoring System, through an access portal; it was agreed that the burden of proof regarding the food safety of the fish and the agricultural products, observing the causal link due to the harmful event, shall be exclusively provided by the defendant companies, and that the expertise to be carried out must be equated observing the protocols and the food safety guidelines applicable to the topic, among others.

On July 3, 2021, a decision was issued approving the work plan and fees presented by the expert and officially determining the start of the expertise. Also on this date, the State of MG manifested itself to consolidate the indication of the technical assistants who will accompany the work.

On September 22, 2021, the expert team started to gather the monthly reports regarding stages 3A and 3B of the activities provided in the Work Plan. Since then, until May 25, 2022, 20 reports were presented containing the related observations and this scope.

- Priority Axis No. 7: Registration and Indemnities of the impacted people for the break (process n. 1000415-46.2020.4.01.3800):

59.   In Axis 7, which deals with the registration of those affected and individual compensation, decisions were made including new categories as eligible for compensation, municipalities not provided for in TTAC, as well as the compensation system extended to the territory of Mariana, which already has its own indemnity matrix, agreed within the scope of the public civil suit itself.

60.   On June 21, 2021, a decision was rendered in the records of the Mariana Affected People Commission (PJE No. 1035923-19.2021.4.01.3800) recognizing the procedural and material legitimacy of said commission to open the discussion related to compensation for damages caused by the break. On August 20, 2021, a judgment was handed down specifying the damage indemnity matrix.

61.   In October 2021, a decision was rendered in Axis 7 (i) indistinctly admitting the adhesion to the new indemnity system by all municipalities listed in TTAC and in CIF Deliberation that dealt with the "New Areas", waiving the filing of specific incidents by each People Affected Commission, (ii) including in the new indemnity system the provision for indemnity for “water damage” and (iii) establishing differentiated pain and suffering for the Municipality of Barra Longa, higher than that of Mariana.

62.   On December 16, 2021, a decision was pronounced recognizing the possibility of the affected people who had already been indemnified by the Mediated Indemnity Program “PIM” to claim complementation of the indemnity in the new indemnity system, provided that the amounts received in PIM were lower than the amounts of the damage matrix of the new indemnity system. Such decisions are being faced by appeal, still pending a final judgment.

63.   In November 2021, the Term of Agreement for the reparation of Individual Economic Damages and Comprehensive Reparation Processes was approved in full.

64.   In March 2022, the terms of individual settlement of the Guarani Mboapy Pindó Indigenous Community were added to the records referring to the Commission of Caciques Tupiniquim and Guarani - Indigenous Territory of Aracruz, and the Indigenous Community of Comboios also signed a deal.

65.   On March 23, 2022, a decision was pronounced in the records of Interlocutory Appeal No. 1008684-91.2021.4.01.0000 granting the request for an appeal injunctive relief to suspend the decision at the point that establishes the transition regime, with changes in the amounts paid as Emergency Fund Help (AFE) to all fishermen, characterized by the Renova Foundation as subsistence. In case the payment of AFE has been interrupted, the Renova Foundation shall provide the retroactive payment of the amounts that have not been paid, and it to refrain from cutting payments not in agreement with the deliberations of the CIF.

- Priority Axis No. 8: Resumption of the economic activities impacted by the break (process n. 1000417-16.2020.4.01.3800):

a.     On February 3, 2021, the companies manifested, in Axis 8, regarding the entry of the Municipality of Ouro Preto in the dispute, demonstrating that the alleged impacts alleged by the Municipality are not repairable.

b.     In May, 2021, the companies filed of an Interlocutory Appeal, in Axis 8, against the decision that, within the scope of Axis 8, determined the creation of a Reparation and Compensation Plan for the municipalities of Ouro Preto/MG and Anchieta/ES, which consequently generates recognition as impacted by the Fundão dam break, not in agreement with the stipulated in TTAC.

c.     On July 15, 2021, a decision was pronounced indicating AECOM do Brasil Ltda. as the official expert of the court, to carry out simplified expert evidence, inspecting and inspecting each of the rural properties, preparing and bringing to court for deliberation the respective "Simplified Technical Opinoins", assessing the irregularity/fraud/ineligibility raised by the Companies, among other points. Among the analyzed fraud cases, the expertise did not find any irregularity/fraud/non-enforceability in any of the inspected properties.

d.     On December 14, 2021, the Municipality of Ouro Preto manifested in the Axis 8 records requesting its inclusion in the set of affected Municipalities, mainly in Environmental Area 2; the compensation to the Municipality to be fixed at R$149,381,354.31, "necessary for the universalization of the water supply and sanitary sewage services; and alternatively, the compensation to the Municipality to be fixed at R$88,101,800.00".

e.     On March 25, 2022, a decision was pronounced in the records of Interlocutory Appeal No. 1014686-77.2021.4.01.0000, filed by the companies against the institutions of justice. The aforementioned decision denied the request for urgent appeal aimed at suspending the first-degree decision in the part that determines the inclusion of the municipalities of Ouro Preto-MG and Anchieta-ES as impacted.

f.      On March 28, 2022, in Axis 08, a decision was pronounced on several points, in which the claim made by the Justice Institutions was granted in order to carry out an expert examination as initially determined with the scope/inclusion of the 105 cases of possible ineligibility recognized the Municipality of Ouro Preto as an impacted Municipality, with all resulting legal consequences and determined its inclusion in the set of impacted municipalities, especially in Environmental Area 2 (TTAC), to participate in the Program for Sewage Collection and Treatment and Disposal of Solid Waste.

- Priority Axis No. 9: Water supply for human consumption (process n. 1000462-20.2020.4.01.3800):

66.   On August 12, 2020, the expert attached the final version of the Work Plan, which is currently being implemented.

- Priority Axis No. 10: Contracting of the Technical Advisors in favor of the people impacted by the Break (process n. 1003050-97.2020.4.01.3800):

On January 31, 2020, Axis 10 was created to resolve the differences between the parties regarding the scope, term and purpose of the performance of technical advisors to those affected that are provided in the Governance TAC.

67.   On October 4, 2021, a decision was rendered determining adjustments to the work plans presented by the technical advisors. In addition, some affected groups made a request dismissal of the hiring of these advisors, and the Defendants filed a motion for clarification, requesting the appointment of technical advisors for areas not expressly provided in TTAC to be suspended, which is still pending analysis. In the incident initiated by the Degredo Affected Commission, a sentence was pronounced admitting the adhesion of the territory to the new indemnity system and establishing differentiated indemnity criteria for the affected quilombolas, such as, for example, pain and suffering of R$50 thousand per quilombola resident in Degredo - such decision is the subject of appeal filed by the Companies. Still on the matter of the Territory of Degredo, the Renova Foundation added the "Transaction Term" entered into between the Quilombola Commission of Degredo and the Association of Fishermen and Extractivists and Remainers of Quilombo de Degredo ( "ASPERQD") to the case file again in March 2022, at the Renova Foundation on December 10, 2021 for the judicial deposit of R$2,046,000.00, in order to enable ASPERQD to undertake responsibility for supplying water to the Quilombola do Degredo Community from January 1, 2022.

- Priority Axis No. 11: Health Actions - Fund of 150 million (process n. 1021611-72.2020.4.01.3800):

i.        On November 8, 2020, a decision was issued determining the opening of a specific process for the fund established by the Renova Foundation, at the amount of R$150 million, to be allocated to health actions and projects in the municipalities, as a compensatory measure. Within the scope of this axis, the legal nature of this measure has been discussed, as well as the form and criteria for releasing the funds.

ii.        Decision rendered on July 15, 2021, in Axis 8, (i) maintaining the decision appealed by the Defendants, who denied the motions for clarification regarding the alleged obscurity related to the "effective condition of non-impacted in the municipalities of Ouro Preto and Anchieta "; (ii) deniying the request of the Municipality of Ouro Preto for unrestricted entry in the case.

- Priority Axis No. 12: IEF Ordinance No. 40/2017 - Prohibition of fishing in the Rio Doce basin in Minas Gerais (process No. 1029406-32.2020.4.01.3800):

68.   Regarding the discussion about the fishing prohibition, on July 24, 2020, expertise was determined to assess the current situation of the biodiversity of aquatic fauna (ichthyofauna) in the section of Rio Doce in Minas Gerais, and consequently, generate technical-scientific information to support decision-making on the restriction of fishing of native species of fish in the region, due to the break of the Fundão dam. The expertise is in progress and conducted by AECOM, which has been presenting periodic reports.

69.   On December 17, 2021, AECOM presented Report No. 6, containing detailed planning of Stages 3 and 4 provided for in the Work Plan. In addition, on March 30, 2022, April 18, 2022, and May 20, 2022, the expert team complemented the information through Report No. 7, 8 and 9, respectively.

- Priority Axis No. 13: Restructuring of the Internal Organizational Management System of the Renova Foundation (process n. 1011729-52.2021.4.01.3800):

70.   On March 10, 2021, AGU requested the establishment of a new Compliance Axis of TTAC and Governance TAC aimed at remodeling and improving the Renova Foundation. On the same date, a decision was issued granting the request and requesting the opening of a specific process for Priority Axis 13 (1011729-52.2021.4.01.3800);

71.   On March 25, 2021, the Justice Institutions submitted an Interlocutory Appeal against the decision that created Axis 13 (n° 1011729-52.2021.4.01.3800), whose object is the restructuring of the organizational management system of the Renova Foundation. In this context, an injunction request was granted to carry out an expertise and diagnosis at Fundação Renova, in particular its governance mechanisms. Subsequently, the Companies filed motions for clarification, claiming that, in order to remedy the alleged inefficiency of the governance system that permeates the reparation, it would be opportune to expand the scope of the expert's analysis so that the entire management structure of these measures, instituted with TTAC, and requesting that the expert also evaluate the external management carried out by the Inter-federative Committee (“CIF”) in the scope of the preliminary diagnosis.

72.   In November 2021, the Defendants filed an Interlocutory Appeal (No. 1040087-78.2021.4.01.0000), with a request for anticipation of an appeal and partial suspensive effect against the decision that approved the work plan and the expert fees indicated by the expert of the court. In March 2022, the court a quo authorized the resumption of the expertise as of 03.14.2022, maintaining the fees in the previously approved manner, even after the partial granting of the appeals protection that determined the presentation of clarifications to follow-up of the expertise, as well as a different way of paying fees.

73.   In May 2021, a decision was rendered attributing suspensive effect to the interlocutory appeal of the defendants, thus suspending the effects of the first-degree decision that determined the resumption/continuity of the expert work without changing the payment criterion. Still, until the final judgment of the appeal, it removed the criterion of monthly payment.

Within the scope of the main public civil action, on April 28, 2020, after the creation of the first priority axes, whose specific steps were discussed above, Vale certified the deposit of the amount of R$ 60,460,721.71, as an anticipation partial of compensatory measures for the damages resulting from the overload of the State Health Systems caused by the break.

On May 21, 2020, Fundação Renova requested that the amount of the fund of R$150 million to be used exclusively in actions to combat COVID-19, by the States of Minas Gerais and Espírito Santo, be considered as anticipation of the compensatory measures for the impacts resulting from the dam disruption, that these transfers were made in a transparent way, with compliance criteria and adequate accountability by the Government and through the presentation of detailed projects that are strictly relevant to the purpose of the created fund.

On May 27, 2020, Fundação Renova requested these costs to be deducted from the obligations provided in TTAC, considering their compensatory nature.

In this regard, on June 5, 2020, the States of Minas Gerais and Espírito Santo requested that, for their assessment of the Renova Foundation's claim, it should present a detailed account of the amount already spent on compensatory actions.

On July 12, 2020, a decision was pronounced granting the preliminary injunction requested by AGU against the Renova Foundation, determining that: a) the Renova Foundation suspend, until the decision of the Court, or CIF, after the Court's knowledge, always preceded by due process legal and full analysis of the merits, the effective cancellation of Emergency Financial Help (“AFE”); b) the Renova Foundation informs on its website and publicly the suspension of the cancellation, referring to the court decision, in order to staunch the social panic in the affected areas; c) the Renova Foundation presents the reasons and grounds for unilaterally adopting the initiative to cancel AFEs; d) for any and all acts that affect Renova's current or future positions regarding Programs with individual or collective effects, a transition regime with application of progressive effects, in favor of legal certainty and predictability of the affected.

On August 24, 2020, the requests made by the State of MG were granted and the immediate transfer of the amounts of R$ 2,762,500.00 and R$ 3,010,000.00 for the settlement of the lung ventilators was determined. So far, the amount of R$ 16,832,500.00 has been raised in favor of the State of Minas Gerais, related to the acquisition of lung ventilators.

On November 4, 2020, the Municipality of Mariana requested all measures carried out in accordance with the object of the dispute to be prior reported to the Municipality and that it be accepted as a joinder of parties. The request was not analysed yet. In view of the variety of discussions regarding the release of resources from the fund to COVID, a specific topic priority axis nº 11 was established, as explained above.

The motions for clarification of MPF, DPU, DPE/MG and DPE/ES were denied, regarding the claimed contradiction between the subsistence and craft categories; partially accepting the motions for clarification, just to establish that each and every cut (or suspension) of AFE obligatorily requires the Renova Foundation to follow the due legal process.

On February 11, 2021, the State of Espírito Santo requested the transfer of R$167,753.95 to the Health Fund. So far, the amount of R$ 66,155,311.77 has been raised in favor of the State of Espírito Santo.

On March 22, 2021, MPF requested the suspension of process No. 1016756-84.2019.4.01.3800 (former No. 0023863-07.2016.4.01.3800) until April 27, 2021, in order to start, in the period, negotiations to a possible renegotiation of measures to fully repair the socio-economic and socio-environmental damage resulting from the break of the Fundão Dam.

The institutions have promoted several measures against the judge and the Court – such as Writs of Mandamus and Complaints – claiming existence of alleged decisions that are manifestly null and void and harmful to those affected, as well as omissions by the Court of the 12th VFBH in considering petitions filed by the Justice Institutions and consideration of requests in the different priority areas. The main measures in this regard are:

- 1008894-45.2021.4.01.0000 - Writ of Mandamus MPF, MPMG and Legal Defense: In the context of urgent relief, aiming at the immediate appreciation of manifestations presented both by the Petitioners, and by the Companies and Renova Foundation regarding dissent in relation to the methodological proposal presented by Fundação Getúlio Vargas ("FGV") for the execution of the collection work of primary data related to the health of those affected (Work Front 5 – Damage to Health from Primary Data).

- 1035333-30.2020.4.01.0000 - Writ of Mandamus (Axis 7): MPF filed a writ of mandamus, “with injunction against repeated abusive conduct practiced by the judgment of the 12th Federal and Agrarian Court of the Judiciary Section of the State of Minas Gerais, resulting in the proliferation of processes and decisions that are manifestly null and void and harmful to the people affected by the break of the Fundão dam”, due to decisions rendered under judicial secrecy in compliance with the sentence of Axis 7 and/or without prior hearing of MPF.

In May 2021, a decision was pronounced determining the redistribution of this writ of mandamus to prevent Interlocutory Appeals Nos. 1034892-79.2020.4.01.0000 and 1034788-57.2020.4.01.0000, which deal with the same discussion.

- 1008884-98.2021.4.01.0000 - Writ of Mandamus (Axis 08): MPF, MPMG and Defenders - In the context of urgent relief, aiming at the immediate consideration of the petition filed by the Petitioners, on November 25, 2020, in which they requested the maintenance of the delivery of silage until the final examination of the matter by the 12th Federal Court of Belo Horizonte to the affected people who requested receipt, but whose registration was not carried out, a measure that would be essential to assure fundamental rights belonging to the affected people (rural landowners) located in various territories affected by the Fundão dam break.

- 1008874-54.2021.4.01.0000 - Writ of Mandamus (Axis 03)– MPF, MPMG and Legal Defense: They claim that the consideration of requests made in the Priority Axis incident nº 3 (1000321-98.2020.4.01.3800) is awaited since July 2020. They maintain that the judge was acting with “personality and selectivity” by not appreciating their manifestations in the aforementioned Axis.

- 1008899-67.2021.4.01.0000 - Writ of Mandamus (Axis 07) MPF, MPMG and Legal Defense - AFE: They require the granting of emergency relief on injunction with the purpose to compel the Renova Foundation, under penalty of daily fines, to refrain from interrupting or ceasing the payment of present and future Emergency Financial Help (AFE) for the affected people who decided to join the new indemnity system as a result of the signing of a full and definitive settlement term, among other claims.

- 1008877-09.2021.4.01.0000 - Complaint MPs and Public Defender's Office (Axis 02) - Request the granting of injunction to determine to the Court of the 12th Federal Court of the Judiciary Section of Minas Gerais the material fulfillment of the monocratic decision pronounced by the eminent Federal Judge Daniele Maranhão in interlocutory appeal No. 1010332-43.2020.4.01.0000, summoning the defendant companies to immediately proceed with the repair process based on studies previously prepared by AMBIOS and Grupo EPA Engenharia e Proteção Ambiental for assessment of the risk to human and ecological health.

On May 24, 2021, a decision was pronounced to determine immediate transfer of the amount of R$ 375,157.06 and e R$ 912,489.98 for the payment of the works (renovation and physical adaptations) to be carried out at Hospital Geral de Linhares - HGL.

On November 4, 2021, in the records of ACP of 20Bi, Samarco's creditors petitioned requesting the exclusive jurisdiction of the judicial reorganization court to be determined to decide on the competition of credits against Samarco.

On March 23, 2021, a decision was pronounced that determined the subpoena of all parties, especially the Defendant Companies, to express their views on the petition from Instituto Lactec, in which it requests deferral of the request for payment of the claimed amounts due to the institute, at the amount of R$ 2,494,693.13.

On April 22, 2022, a decision was pronounced with the nomination of experts to assist in the resolution of conflicts. Namely: To work in the social-economic area: A specialist in agrarian development, traditional indigenous peoples, social and community development, education, history, sacred art, culture and medium and long-term planning, resolution and mediation of social conflicts was nominated. To work in the social-environmental area: A specialist on the topic related to the Sustainable Development Goals of the UN 2030 Agenda was nominated. In this sense, the summons of the nominated experts was determined to say, within 15 days, whether they accept the nomination, and if they wish, for them to present a proposal for fees, observing the initial period of operation of 6 months.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The process is relevant by virtue of matter and value.

TTAC was signed between the parties, through which it was agreed to carry out programs necessary for the environmental and social recovery in the areas impacted by the accident. For further information about TTAC, see item 4.7 of this Reference Form. In addition, Preliminary Adjustment Term I was signed in relation to the guarantees and Governance TAC, which extinguished this action. For further information, see item 4.7 of this Reference Form.

Notes	Not applicable.

6) Process nº 0007284-81.2016.4.01.3800 (former nº 0197171-92.2015.8.13.0521)
Court	12th Federal Court of BH (2nd Civil Court of Ponte Nova – TJMG)
Instance	1st Instance
Date filed:	11/17/2015
Parties to the lawsuit	Núcleo Assessoria Comunidades Atingidas Por Barragens – NACAB ("Plaintiff") and Samarco, Vale, BHPB (together, "Defendants")

Amounts, assets or rights involved	Amount attributed to the cause of R$ 100,000.00, which, updated until December 2021, represents R$ 166,581,118.33. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.
Main facts

On November 17, 2015, the Plaintiff filed a public civil suit through which it requests, as a preliminary injunction, the Defendants to present and fulfill, for the region of the municipalities of Santa Cruz do Escalvado, Rio Doce and Barra Longa, along the rivers of the Carmo and Doce, (i) programs for the recovery of permanent preservation areas and springs affected by the mud resulting from the Samarco dam break, and (ii) the registration of the impacted people and the respective damages, with immediate social assistance plans and indemnity. In other specific areas, it requires permanent monthly monitoring and population studies of a genetic nature in the ichthyofauna of the rivers, for which an emergency recovery program must be submitted. In addition to the ratification of the preliminary injunctions, it definitely requires the payment of compensation to all people impacted by the accident, as well as for environmental damage, at the amount of R$100,000,000.00.

On November 18, 2015, a decision was pronounced which referred the case to the Federal Court, Belo Horizonte subsection.

On November 23, 2015, the Plaintiff filed an interlocutory appeal with a preliminary injunction against the decision, requesting amendment of the decision of the first instance, for the case could be kept in the State Court. In addition, NACAB requested the preliminary injunction for the Defendants to be obliged to carry out different measures in order to recover the damages resulting from the accident, such as, for example, presentation, within 30 days, of a program for the recovery of the ichthyofauna of the Rio Doce, Rio do Carmo and Rio Piranga in the municipalities of Santa Cruz do Escalvado, Rio Doce, Barra Longa and Ponte Nova, the provision of social assistance to the victims of the accident, among others.

On November 26, 2015, a decision was pronounced which postponed the analysis of the preliminary injunction until after the analysis of the defense of the Defendants.

On February 3, 2016, in view of the expressed interest of the Government, the records were sent to the 12th Federal Court, pursuant to art. 109, I of the Constitution of the Federative Republic of Brazil 1988 (“Federal Constitution”).

On July 22, 2016, a decision was pronounced which determined the meeting on the case with ACP No. 23863-07.2016.4.01.3800, as well as the suspension of the process. Until today, the process remains suspended.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The amount of the claim given by the Plaintiff is R$100,000,000.00. However, it shall be pointed out that the suit is still at a very early stage, which makes it difficult to analyze the loss in case of loss more precisely.
Notes	Not applicable.

7) Process nº 0028358-94.2016.4.01.3800 (former number 0426085-72.2015.8.13.0105)
Court	12th Federal Court of the Judiciary Section of Belo Horizonte (former 7th Civil Court of Governador Valadares – TJMG)
Instance	1st Instance
Date filed	12/14/2015
Parties to the lawsuit	MP-MG (“Plaintiff”) and Samarco and Vale (together, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the cause by the Plaintiff of R$ 100,000.00, which, updated until December 2021, represents R$ 10,841,495,748.53. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.

Main facts

On December 14, 2015, MP-MG filed this public civil suit, through which it intends to condemn the Defendants to adopt numberless measures aimed at mitigating the impacts resulting from the break of the Fundão dam. The Plaintiff requests, in injunction, under penalty of a daily fine of R$2,000,000.00, the defendants to: (i) provide and keep the measures deferred in Public Civil Action for Injunction No. 0395595-67.2015.8.13.0105, which preceded the present demand, therefore having the same purpose (as described below in "Remarks"),(ii) prepare and execute an executive project for the construction of water collection, pumping and adduction stations from the Suaçuí Pequeno and Grande River to the Autonomous Water and Sewage Service (“SAAE”) stations within a maximum period of 12 months; (iii) regularly supply SAAE with the polymers necessary for the treatment of the Rio Doce water until the aforementioned water intake and adduction facilities are operational; (iv) install equipment for the provisional collection and adduction of water in the Suaçuí Pequeno or Grande River in order to reduce the intake in the Doce River, within 45 days; (v) install a modular water treatment plant, with treatment capacity of 120 liters per second, to be collected from the Capim stream, within a maximum period of 45 days; (vi) have their accounts blocked in the minimum amount of R$100,000,000.00, and (vii) confirmation of the preliminary injunction and compensation for collective pain and suffering in the minimum amount of R$5,000,000,000.00.

On December 17, 2015, a decision was pronounced that partially granted the injunction to reverse the burden of proof and determining that the Defendants pay for the monitoring of the water quality of the Rio Doce and the drinking water served to the population, under penalty of a daily fine of R$2,000,000.00. In addition, compliance with the preliminary injunction granted in the case file No. 0395595-67.2015.8.13.0105 was determined, including the determination of delivery of water to homes, within 48 hours, as well as the presentation of a logistics plan to regarding the delivery of water to homes, within 10 days.

Against the preliminary decision, MP-MG filed an interlocutory appeal, requesting the anticipation of the appeal remedy, so that the adoption of preventive, emergency measures in the regions impacted by the accident can be determined. On February 17, 2016, a decision was rendered suspending the processing of the aforementioned interlocutory appeal. Thus, the interlocutory appeal was suspended until the final decision was rendered in the records of the Positive Conflict of Jurisdiction filed by Samarco, which aims to pacify the discussion on the competence of the Federal or State Courts for the judgment of matters related to the city of Governador Valadares. The conflict originates from the fact that there are two Public Civil Suits that deal with the distribution and potability of water in Governador Valadares, one pending in the federal court and the other in the state court. The Conflict of Jurisdiction has not yet been judged, however, there is a decision in the sense that, while there is no final decision, urgent measures must be taken by the federal court.

On May 10, 2016, (i) a monocratic decision, in the second instance, issued in the records of the interlocutory appeal filed by MP-MG, of January 28, 2016, which determined the remittance of the records, as well as the appeals related, to the 12th Federal Court of the Judiciary Section of Belo Horizonte; (iii) petition from the Municipality of Governador Valadares, dated February 16, 2016, expressing interest in joining the active pole of the process; (iii) official letter from the Court of the 12th Federal Court of Minas Gerais requesting the attachment of MPF's petition and of its decision, due to the decision in the Conflict of Jurisdiction that was being processed by STJ.

On May 24, 2016, the process was distributed to the 12th Federal Court.

On July 4, 2016, VALE's defense was added, alleging MPMG's lack of interest in taking action in view of (i) the measures already implemented by the defendants, as well as the fact that the water quality of the rivers has already returned to the situation before the accident; (ii) Vale’s lack of legitimacy to appear on the defendant's side of the claim; and (iii) the lack of collective pain and suffering and the impossibility of reversing the burden of proof.

On July 4, 2016, Samarco's defense was also added, on merits similar to those sustained by Vale.

On March 21, 2017, the joint decision was added to the case file, in cases No. 0069758-61.2015.4.01.3400 and 0023863-07.2016.4.01.3800, which approved, in part, the Preliminary Adjustment Term I, only in what refers to the socio-environmental diagnosis (to be carried out by the Institute of Technology for Development - LACTEC and diagnosis and monitoring of ongoing programs (to be carried out by Ramboll Brasil Engenharia e Consultoria Ambiental Ltda. and determined the suspension of other processes related to them, to avoid conflicting decisions.

On March 29, 2017, an order was published which, considering the ratifying decision issued in the scope of cases No. 69758-61.2015.4.01.3400 and 23863-07.2016.4.01.3800, suspended the case until further judicial resolution. Until today, the process remains suspended.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	MPMG awarded the case the amount of R$5,100,000,000.00. However, it shall be pointed out that the suit is still at a very early stage, which makes it difficult to analyze the loss in case of loss more precisely.
Notes	Civil Public Writ of Prevention nº 0395595-67.2015.8.13.0105 it is a precautionary writ of prevention for suit 0426085-72.2015.8.13.0105 described above. This suit was filed on November 10, 2015 by MPMG against Samarco, before the 7th Civil Court of Governador Valadares – TJMG and later sent to MM. Court of the 12th Federal Court of Belo Horizonte.

8) Process nº 0043356-50.2015.8.13.0400
Court	2nd Civil Court of the District of Mariana - (returned from the 12th Federal Court of the Judiciary Section of Belo Horizonte)
Instance	1st Instance
Date filed	12/10/2015
Parties to the lawsuit	MP-MG (“Plaintiff”) and Samarco, Vale and BHPB (together, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the cause by the Plaintiff of R$ 2,000,000,000.00, which, updated until December 2021, represents R$ 3,229,484,625.49. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.

Main facts

On December 10, 2015, MP-MG filed a public civil action, through which it requires, under penalty of a daily fine at the amount of R$200,000.00, the conviction of the Defendants to (i) adopt various measures aimed at mitigating of the impacts resulting from the Fundão dam failure, (ii) carrying out a social communication program on the activities carried out, (iii) providing health care and education for those impacted and (iv) providing support in the rescue of goods, animals and others; rescue of tombstones and mortal remains in the affected places, among others.

The main request aims at converting the preliminary injunction into a final one, in order to allow full compensation for the alleged material and pain and suffering incurred by those impacted by the accident and the cost of a Reparation Plan, which allows for social and environmental recovery, in view of the alleged damage verified as a result of the accident at the Fundão Dam. MP-MG also requires the resettlement and economic and social restructuring of the affected families and that effects of the decision rendered in the preliminary injunction in the writ of protection nº 0039891-33.2015.8.13.0400 to be kept, this was before such demand and the blocking of the amount of R$ 300,000,000.00 was granted.

On December 16, 2015, an order was issued postponing the consideration of the preliminary injunctions until after the conciliation hearing. On the same date, MP-MG requested the addition of the initial petition to include new requests, among them: (i) the granting of emergency relief, (ii) the payment of R$10,000.00 as a financial contribution to the victims (iii) identification and restoration of sports groups in the affected communities and other leisure practices developed by the affected people, ( iv) increase and pay the amount for assistance to the victims, (v) pay financial assistance to victims who have not been directly impacted in their source of income and (vi) submit a plan of immediate and concrete actions, among other measures.

On December 23, 2015, a hearing was held between the parties, approved by the judge, in which the following was discussed: (i) placement of families in rented houses, noting that, in relation to this point, Samarco stated that it had already spontaneously complied with part of the aforementioned measure; (ii) emergency assistance, with Samarco stating that it was already paying a minimum wage for each person in the family nucleus who lost their income as a result of the accident, plus 20% per dependent member of the family nucleus, in addition to the value of a basic food basket per family and having committed to support the aforementioned monthly allowance for twelve months, with the conditions present in the hearing term; (iii) payment by Samarco of (a) R$100,000.00 per family unit that lost loved ones in the event, and (b) R$ 10,000.00 anticipating indemnity, per family unit, for families who suffered physical displacement, that is, had properties destroyed, regardless of having lost income that comes from such property; (iv) the rendering of accounts by Samarco in court for the amount spent on indemnities and recovery of the area until January 31, 2016. For the purpose of paying the aforementioned amounts, except for the monthly assistance allowance, a permit at the amount of R$5,500,000.00 was issued.

On January 20, 2016, the second hearing was held between the parties, approved by the judge, in which, in addition to certain individual cases, the following was discussed: (i) the anticipation of R$10,000.00 to the people impacted by the accident, with Samarco committing to anticipate the indemnity at the referred amount, as agreed in the previous hearing, for individuals who lost built properties owned by them that were used without the habitual residence, under the terms agreed upon at the hearing; (ii) compensation for the loss of vehicles, with Samarco committing to indemnify people who lost vehicles; (iii) the release permit, in which Samarco agreed to release R$1.0 million to carry out the purposes set out above.

On February 17, 2016, in view of the expressed interest of the Government, the records were sent to the 12th Federal Court, pursuant to art. 109, I of the Federal Constitution. Judgment awaited.

On March 28, 2016, Vale filed a defense, requesting the dismissal of the process, without appreciation of the merits, considering the Plaintiff's lack of interest in taking action. Considering the hypothesis of not extinguishing the process without resolution of the merits, Vale also requested the claims formulated in the initial to be judged not grounded; in addition to condemning the Plaintiff to pay attorneys' fees and costs.

On August 23, 2016, in the 12th Federal Court of the Judiciary Section of Belo Horizonte/MG, a decision was rendered determining the return of the case records to the Court of the 2nd Civil, Criminal and Criminal Executions Court of the District of Mariana/MG.

On September 12, 2016, MP-MG filed a petition at the 2nd Court of the District of Mariana, requesting, among others: (a) reactivation of the Process in the State Court; (b) attachment of the technical assistance process to the records of the main suit and the writ of prevention; (c) release of the amount of R$3.5 million, by means of a court order, to Cáritas Brasileira Regional MG, a non-governmental organization, which was responsible for the start of the technical assistance work to the affected; (d) attachment of several documents, including receipt for deposit of R$500 thousand, made by Samarco; (e) appointment of a new conciliation hearing.

On May 15, 2017, the Public Prosecutor's Office presented a petition, requesting the subpoena of the defendants so that, within 5 days, (i) they could respond to the agreement regarding the methodology for the analysis of cases of non-compliance, (ii) add to the file the response to the cases of non-compliance, (iii) attach to the file copies of the deeds of the properties purchased for the resettlement of Bento Rodrigues and Paracatu, in relation to process no. 0400.15.004335-6.

On February 6, 2018, a conciliation hearing was held between the parties, in which the guidelines for repairing the right to housing of those impacted by the Fundão dam break were agreed by means of partial deal.

On May 9, 2019, the Judge granted the Public Prosecutor's request made on June 26, 2018 to collect the amount of R$5,477,850.04 to be used to continue the work of registering the affected people from Mariana.

On October 2, 2018, a new conciliation hearing was held and the transaction that established the indemnification procedure in Mariana was approved.

On February 19, 2019, an order was issued which ratified the Transaction Agreement entered into by the parties, referring to the indemnity of the affected people for damages caused as a result of the Fundão dam break, determining the issuance of a permit to collect the amount on behalf of Rodrigo Ires Vieira, representative of Cáritas Brasileira Regional Minas Gerais.

A hearing was held on June 27, 2019, at which it was stated that “1) There will be assembly of the affected people from Bento Rodrigues to decide on the readjustment of collective resettlement, on the location of the Sewage Treatment Station, the readjustment of the projects and the allocation of vacant lots, and the result will be brought to the next hearing; 2) The defendant companies will have a common period of 15 days to comment on the compensation proposals for collective and family resettlements, presented by the Public Prosecutor at this hearing; 3) The defendant companies will have a period of 5 days to gather the updated schedule for the resettlement of the affected people (family, collective and reconstructions); 4) From this date onwards, Cáritas Brasileira will attach to the records of the affected people the inspection refusal term or the reason why this inspection was not carried out. For previous registrations, the defendant companies, through the Renova Foundation, may request the inspection refusal term or the reason why this inspection was not carried out directly from Cáritas Brasileira, which will have a period of 15 (fifteen) days for the answer; 5) The Public Prosecutor presented the following agenda for the next hearing: Analysis of the time frame and negotiations for new family cores”.

Hearing held on August 6, 2019, it was agreed that “1) The Public Prosecutor informed the defendant companies of the result of the Assembly of the affected people, of changing the location of ETE of the collective resettlement of Bento Rodrigues, in accordance with proposal "10" , as stated by the SEMAD representative; 2) Cáritas must deliver the list of those affected who wish to relocate or readjust the collective resettlement lots of Bento Rodrigues until September 5, 2019, directly to the Renova Foundation, without prejudice to the addition of affected persons that are identified later; 3) The defendant companies must submit, at the next hearing, a counter-proposal for an agreement regarding the resettlement of those affected, contemplating the change in the location of the ETE; 4) The Public Prosecutor suggested as an agenda for the next hearing the time frame for the creation of new family cores”.

Hearing held on September 17, 2019, it was stated that “1) The issue related to the relocation or readjustment of the collective resettlement lots of Bento Rodrigues will be discussed in a specific hearing, with individual analysis of the cases presented by Caritas Brasileira. 2) The affected people will analyze the proposal submitted by the defendant companies in this settlement regarding the compensation of missing and tested area and declivity for families in the collective resettlement of Bento Rodrigues and Paracatu, and must submit a response until the next hearing; 3)The affected people will analyze the proposal submitted by the defendant companies, in this settlement regarding the final term for completing the resettlement of the communities of Bento Rodrigues and Paracatu and family resettlement, and must submit a response until the next hearing; 4) The defendant companies undertake to evaluate and submit a response to the proposal for compensation and conversion related to family resettlement, within 15 (fifteen) days, in the records and directly to the Public Prosecutor”.

On October 8, 2019, Samarco expressed its opinion on item 4, mentioned above, advocating for the establishment of compensation and conversion criteria under the terms set out by Fundação Renova, in line with the terms of the resettlement guidelines agreed and with civil legislation applicable, within the principles of reasonableness.

On October 22, 2019, Samarco clarified the situation and destination of one of the resettlement lots, as determined in a hearing, and, in addition, provided the relevant clarifications on the relationship of alleged dissatisfaction with the collective resettlement lots.

On January 7, 2020, in the records of Compliance with Sentence III (0041497-28.2017.8.13.0400), the magistrate established the term for compliance with the obligation to repair the right to housing (collective and family resettlements and reconstructions) to the affected by the Fundão dam failure, changing the date from August 2020 to February 27, 2021, under penalty of a daily fine of R$1,000,000.00. This decision was appealed by the companies and the Public Prosecutor's Office of Minas Gerais.

On July 20, 2020, an order was issued in ACP records ordering the defendant companies to pay the indemnities due to certain persons, under the terms of the collective agreement approved in this case and the extrajudicial agreement approved in the pre-procedural sector of CEJUS, in the period of 15 days.

On May 5, 2021, MPMG requested, in Compliance with Sentence III (0041497-28.2017.8.13.0400), provisional execution by means of a judicial deposit of the fine established in court at the amount of R$ 1,000,000.00 per day of delay in the delivery of the housing, as of February 27, 2021, totaling the amount of R$ 76,901,628.19 to date.

After the hearing was held on September 9, 2021, the parties agreed, among other matters, to grant a new term to the Cáritas Brasileira advisory service to complete a limited universe of registers of affected people.

A new hearing was held on October 1, 2021, the agreement entered into by the parties was ratified in order to produce its regular and legal effects. In addition, the judge also designated a continuation hearing for October 8, 2021, to discuss the expansion of the agreement for families who have already received their registrations and have not yet completed the negotiation process with Fundação Renova.

At the hearing on October 8, 2021, the Defendants disagreed to the expansion of the agreement entered into at the last hearing on October 4, 2021.

On December 03, 2021, the Defendants jointly manifested themselves stating that the disorganization of the dossier delivery flow was evident, so that the potential delay of Cáritas Brasileira to finalize part of the delimited universe of registrations will invariably impact the works from Fundação Renova for analysis of the dossiers and return within 3 (three) months.

On December 13, 2021, the Public Prosecutor's Office was summoned to inform whether Cáritas Brasileira complied with the agreement regarding the completion of the first part of the late files.

On March 11, 2022, MPMG added a statement to the file urgently requesting the appointment of a conciliation hearing, in order to discuss and analyze in court the request for an extension for another 02 (two) months of the registrations still in progress after April 2022. 2022, without making new financial contributions.

In a new hearing on March 29, 2022, the Defendants disagreed to the extension of the registration term defined in the last agreement, as well as a term for manifestation about the final external audit to be carried out in the advisory.

On April 4, 2022, a decision was rendered granting the request for extension of the term set in the court agreement for completing the registration by Cáritas Brasileira for another 2 months, that is, until June 4, 2022. Furthermore, the judge also granted the release of the amount of R$9,719,456.15 of the financial assets blocked in injunction n. 0400.15.003989-1.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The amount attributed to the case by MPMG is R$2,000,000,000.00. The terms of the agreement, however, are not net, which makes it difficult to specify the exact involved amounts.

As a result of the process, individual and collective judgments were executed, which are processed at the same Court.

Notes	Not applicable.

9) Process nº 1012518-22.2019.4.01.3800 (former nº 0273073-38.2015.8.13.0105)
Court	12th Federal Court of the Judiciary Section of Belo Horizonte (origin: 5th Civil Court of Governador Valadares – Court of Justice of the State of Minas Gerais (“TJMG”)
Instance	1st Instance
Date filed:	12/28/2015
Parties to the lawsuit	MP-MG (“Plaintiff”) and Samarco, Vale, Serviço Autônomo de Água e Esgoto (“SAAE”, and, together with Samarco and Vale, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the cause by the Plaintiff of R$ 1,000,000.00, which, updated until December 2021, represents R$ 1,792,991.10. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.

Main facts

On December 23, 2015, MP-MG filed a public civil suit seeking to condemn the Defendants (i) to present a solid waste management plan from the water treatment plants in the municipality of Governador Valadares, with the proper disposal of these solids; and (ii) to refrain from disposing, in any way, waste from water treatment in any body or in natura, until the implementation of the management plan.

On December 25, 2015, a decision was pronounced that granted the claimed injunction, determining the Defendants to submit a solid waste management plan in the water treatment plants of the Municipality of Governador Valadares and to refrain from disposing of waste from the treatment of water in any body in natura or in the open until the implementation and operationalization of said plan, setting a daily fine in case of non-compliance and determining the reversal of the burden of proof.

Samarco and Vale filed an interlocutory appeal against this decision, which was granted partial suspensive effect.

On January 29, 2016, Vale filed a defense claiming that it was an illegitimate party to appear on the defendant's side of the demand, since SAAE is solely responsible for the public water supply in Governador Valadares. In view of this, it requested the dismissal of the process, without appreciation of the merits, in view of the lack of interest of the Plaintiff to act. Considering the hypothesis of not extinguishing the process without resolution of the merits, Vale also requested the claims formulated in the initial to be judged not grounded; in addition to condemning the Plaintiff to pay attorneys' fees and costs.

On September 30, 2016, Samarco filed a petition in the case file requesting the referral of the lawsuit to the 12th Federal Court of Belo Horizonte.

On November 1, 2016, a judgment was added to the case file that accepted the preliminary incompetence of the 5th Civil Court of the District of Governador Valadares, determining referral of the case to the 12th Federal Court of Belo Horizonte. Then, examination was opened at MP-MG.

On March 27, 2017, the decision rendered in the case records of interlocutory appeal No. 0040043-83.2016.8.13.0000, filed by VALE, which accepted the preliminary raised, was added to the case file to determine referral of the case file to the 12th Federal Court of Belo Horizonte Judiciary Section.

On May 31, 2017, SAMARCO requested referral of the case to the Federal Court, notwithstanding the granting of a suspensive effect to the special appeal presented by the Public Prosecutor's Office, through which it requests reform of the judgment that recognized the competence of the 12th Federal Court of Belo Horizonte to judge the case.

On March 26, 2018, an order was issued that (i) granted the required expert evidence and appointed the expert of the court, (ii) ordered the subpoena to, in case of acceptance, submit a proposal for fees within 05 days; (iii) after the submission of the proposal, it determined the subpoena of the defendants to, within five days, deposit the expert fees. The decision did not analyze requests related to the injunction.

On March 7, 2019, an order was issued determining referral to the 12th Federal Court in Belo Horizonte. On May 10, 2019, there was a definitive write-off and the records were sent to the competent court.

On October 03, 2020, in 12th Federal Court of the Judiciary Section of Belo Horizonte, a decision was rendered determining the suspension of the process until a further decision and the link to the records of n. 69758-61.2015.4.01.3400 (PJE 1024354-89.2019.4.01.3800). Until today, the process remains suspended.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The Public prosecutor claims that the Fundão dam accident directly impacted the distribution of water in the municipality of Governador Valadares and intends to carry out a constant assessment of the potability of the water distributed in that location.

The action is still at a very early stage for impact assessment. Notwithstanding the foregoing, the Company also considers the lawsuit relevant due to the discussed matter.

Notes	Not applicable.

10) Case no. 0073114-91.2016.4.01.3800 (former number 0000640-06.2016.8.08.0014)
Court	12th Federal Court of Belo Horizonte (origin: 2nd Civil Court of Colatina – Appellate Court of the State of Espírito Santo)
Instance	1st Instance
Date filed	01/15/2016
Parties to the lawsuit	Public Ministry of the State of Espírito Santo (Plaintiff) (“MP-ES”) and Samarco Mineração S.A. (“Samarco”), Vale S.A. (“Company or “Vale”) and BHP Billiton Brasil Ltda. (“BHPB”) (collectively “Defendants”)
Amounts, assets or rights involved	Amount attributed to the case by the Plaintiff of BRL 2,000,000,000.00, which, updated until December 2021, represents BRL 4,181,601,840.74. In view of the object and progress of the process, the Company understands that the amount involved in a possible sentence is inestimable.

Main facts

On January 15, 2016, the MP-ES, filed a public civil action seeking to condemn Samarco to pay diffuse moral damage, resulting from the alleged constraints experienced by the population of the municipality of Colatina, due to the rupture of a tailings dam in the city Mariana. For information on the aforementioned accident, see item 7.9 of this Reference Form.

The plaintiff has made precautionary requests, by means of which he seeks: (i) blocking the amount of BRL 2 billion from the Defendants' accounts, in order to guarantee future execution; (ii) removal of the Defendants' tax secrecy; (iii) the provision of documentation pertinent to the accident; and (iv) communication to the CVM regarding this demand.

In this sense, the MP-ES requested the disregard of the legal personality of Samarco's shareholders, claiming that, although there is no evidence that Samarco, owner and operator of the Fundão Dam, is in a state of insolvency, there is a possibility that this to occur.

On January 22, 2016, the MP-ES presented an amendment to the complaint, through which it included the Municipal Consumer Protection and Defense Fund, in the amount of BRL 2,000,000.00, as beneficiary.

On January 19, 2016, Samarco filed a defense in which it argued that measures to support those impacted by the accident had already been implemented, as well as that the financial resources were being fully allocated to the remediation of the damage caused by the accident. Additionally, within the scope of the aforementioned, Samarco argued that the precautionary requests were not useful to justify their acceptance, and that, in addition, they could compromise additional efforts aimed at mitigating the impacts caused by the accident.

On February 11, 2016, the decision was handed down rejecting the injunctive relief requested by the MP-ES in relation to the blocking of the defendants' cash.

On February 17, 2016, the MP-ES filed an interlocutory appeal (“AI”) against the decision that denied the anticipation of injunction, requesting the blocking of BRL 2.0 billion reais and the disregard of the legal personality of the Defendants, among other measures.

On March 23, 2016, a decision was rendered regarding the AI filed by the MP-ES, which upheld the decision that had been appealed. As it is a decision by the trial court, however, one must await the judgment of the grievance by the board.

On April 25, 2016, Vale filed a defense, requesting the dismissal of the plaintiff's claims; in addition to condemning the Plaintiff to pay attorneys' fees and costs, in the absence of collective moral damages to be indemnified.

On October 3, 2016, an order was issued that attested to the existence of a positive conflict of competence of actions related to the dispute and, for this reason, determined the subpoena of the MP-MG to manifest on the judgment.

On November 4, 2016, a decision was rendered that determined the remittance of the case to the 12th Federal Court, in compliance with the judgment given in the scope of interlocutory appeal No. 000320103.2016.8.08.0014, filed by the MPMG, which accepted the preliminary injunction of incompetence alleged by the defendants and ordered the remittance of the case to the 12th Federal Court.

On November 23, 2016, the case was sent to the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the homologation decision issued in the scope of cases No. 697586120154013400 and 238630720164013800, suspended the case, until further judicial deliberation.

At first instance, the Defendants have already submitted a defense, requesting the dismissal of the case.

On May 30, 2017, the suspension of the process was determined, in view of the decision rendered on March 29, 2017, and remains until the moment.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The financial impact can reach up to BRL 2,343,560,742.81, which was the value of the case given by the MP-ES. It is noteworthy, however, that the action is still at a very early stage, which makes it difficult to analyze more accurately the losses in the event of a loss.
Notes	Not applicable.

11) Process nº 0062888-27.2016.4.01.3800 (former number 0016395-63.2016.8.13.0521)
Court	12th Federal Court of the Judiciary Section of Belo Horizonte (origin: 2nd Civil Court of the District of Ponte Nova – Court of Justice of the State of Minas Gerais (“TJMG”)
Instance	1st Instance
Date filed	02/18/2016
Parties to the lawsuit	Public Ministry of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (together, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the case by the Plaintiff of BRL 600,000,00,00, which, updated until December 2021, represents BRL 1,243,044,542.44. In view of the object and progress of the process, the Company understands that the amount involved in a possible sentence is inestimable.

Main facts

On February 17, 2016, the MP-MG filed a public civil action, by which it intends to condemn the Defendants to adopt certain measures aimed at recovering the damage allegedly caused to the urban environmental heritage of the Municipality of Barra Longa, District of Gesteira and village of Barretos. The MP-MG intends to determine the fulfillment, by the Defendants, of obligations to do generic, as well as the preventive constraint of an amount of money in order to “guarantee” the future execution of measures still unknown.

On February 19, 2016, a decision was issued by the TJMG granting the preliminary injunction, in order to (i) partially grant the injunctive relief determining the performance of the following obligations, under penalty of a daily fine of R$500,000.00: (a) carrying out basic, structural and executive projects for the full recovery of the impacted public assets and (b) carrying out works to contain the entire bed of the Rio do Carmo in the necessary stretches, (ii) determine the blockade of R$500,000,000 .00 and, (iii) determine the submission of a settlement proposal, if any.

On February 18, 2016, Samarco filed a petition, through which (i) it requested that (a) the lawsuit be referred to the Federal Court, given the incompetence of the TJMG to judge the lawsuit, (b) the designation of a conciliation hearing between the parties before the consideration of any preliminary injunction, as well as (ii) it stated that Samarco has already implemented several measures of protection, as well as entered into a preliminary commitment term with the Federal Public Ministry and the MP-MG to the creation of a fund, in the amount of R$1.0 billion, to support the socio-environmental damage resulting from the disaster.

Additionally, within the scope of the aforementioned petition, Samarco clarified that documents had already been provided demonstrating the realization of relevant deposits and guarantees, in the amount of R$ 2.3 billion, as well as the adoption of measures aimed at repairing alleged environmental and of the Fundão dam accident. Furthermore, he argued that the granting of financial constriction could have negative effects on Samarco and on the obligations assumed by it to mitigate the impacts resulting from the rupture of the dam in Mariana. In view of this, he pleaded the dismissal of the preliminary injunction formulated in the initial.

On February 23, 2016, a decision was rendered that determined the maintenance of the case in the State Court.

On March 4, 2016, Samarco filed a petition with the aim of expressing its opinion on the decision that granted the injunction, in which it informed that it had already started the reconstruction, recovery and repair works of public assets affected by the accident, as well as having contracted specialized company, called 3T Construções, to act in this action.

On March 17, 2016, Samarco filed a petition in which it demonstrated full compliance with the injunction, given that all necessary emergency measures are already being carried out.

On March 18, 2016, Vale filed a petition with the purpose of evidencing compliance with the preliminary decision, stating that Samarco hired specialized companies to start the activities of rebuilding the infrastructure of Barra Longa, the projects being in the elaboration phase.

Against the preliminary decision, Vale, BHP and Samarco filed an interlocutory appeal, which was granted suspensive effect.

On April 8, 2016, Vale filed a defense in order to demonstrate that the measures claimed by the Plaintiff have already been spontaneously complied with by Samarco. As a result, it requested the dismissal of the process, without consideration of the merits, in view of the Plaintiff's lack of interest in acting. Considering the hypothesis that the process will not be extinguished without resolution of the merits, Vale also requested the dismissal of the requests made in the initial, through the revocation of the injunction granted; in addition to condemning the Plaintiff to pay attorneys' fees and costs.

On March 30, 2016, a permit was issued to withdraw the amounts blocked in Samarco's accounts, in the amount of R$ 19,775.25

On June 8, 2016, a permit was issued to withdraw the amounts blocked in the accounts of Vale and BHPB., in the amounts of R$11,144,645.24 and R$19,655.54 respectively.

On October 11, 2016, a decision was rendered that determined the referral of the case to the 12th Federal Court of Belo Horizonte.

On October 25, 2016, the records were received at the 12th Federal Court of Belo Horizonte.

On March 29, 2017, a decision was published that, considering the homologation decision issued in the scope of cases No. 697586120154013400 and 238630720164013800, suspended the case, until further decision.

On July 6, 2017, SAMARCO filed a petition requesting the issuance of a permit to collect the amounts still constricted in an account linked to the process.

On September 15, 2017, the permit to collect the amounts in favor of SAMARCO was issued, in an amount totaling BRL 28,239.25.

On March 21, 2018, the suspension of the process was ordered in accordance with the decision rendered on March 29, 2017.

On March 14, 2022, the Defendants petitioned for the issuance of a permit for the lifting of Vale's blocked amounts in the amount of BRL 8,775,685.20.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The financial impact can reach up to BRL 696,658,960.41, which was the value of the case given by the MP-MG. It is noteworthy, however, that a decision on the merits has not yet been rendered regarding the requests made in the process, which makes it difficult to analyze more accurately the losses in the event of loss.
Notes	Not applicable.

12) Public Civil Action No. 1016756-84.2019.4.01.3800 (formerly No. 0023863-07.2016.4.01.3800)
Court	12th Federal Court of Belo Horizonte
Instance	1st Instance
Date filed	05/03/2016
Parties to the lawsuit	Federal Public Ministry (“MPF” or “Plaintiff”) and Samarco, BHPB, Vale, Federal Government, States of Minas Gerais and Espírito Santo, National Water Agency (“ANA”), Brazilian Institute for the Environment and Renewable Natural Resources (“IBAMA”), National Department of Mineral Production (“DNPM”), Chico Mendes Biodiversity Institute (“ICMBio”), National Indian Foundation (“FUNAI”), National Health Surveillance Agency (“ANVISA”), Instituto of the National Historical and Artistic Heritage (“IFAN”), the National Bank for Economic and Social Development (“BNDES”), the State Forestry Institute (“IEF”), the Minas Gerais Water Management Institute (“IGAM”), the State Foundation of the Environment ("FEAM"), State Institute of Historic and Artistic Heritage of Minas Gerais ("IEPHA"), State Institute of Environment and Water Resources ("IEMA"), Institute of Agricultural and Forestry Defense of Espírito Santo (" IDAF”) and State Agency for Water Resources (“AGERH”) (together, “Defendants”).
Amounts, assets or rights involved	Amount attributed to the cause by the Plaintiff is BRL 155,520,000,000.00. The updated amount of the order (on December 31, 2021) according to the Company's understanding was BRL 203,547,204,000.00. In view of the object and progress of the process, the Company understands that the amount involved in a possible sentence is inestimable.

Main facts

On May 3, 2016, the MPF filed this public civil action, through which it requires (i) the adoption of measures aimed at mitigating the social, economic and environmental impacts resulting from the failure of the Fundão dam, as well as other emergency measures ; (ii) the conviction of the Defendants to pay compensation to the community for the time it would have been unfeasible to enjoy a balanced environment; and (iii) adverse judgment to pay collective moral damages. Among the requests made, the following stand out: (i) that the Defendants, jointly and severally, within 30 days deposit in their own private fund, under their own management and inspection by an independent audit of a specialized company, the initial amount of BRL 7,752 .600,000.00, which will be allocated linked to the execution of initial and emergency socio-environmental and socio-economic programs; (ii) the defendant companies, jointly and severally, within 30 days submit suitable guarantees in the amount of BRL 155,052,000,000.00; (iii) the defendant companies, jointly and severally, in case of blocking or restrictive measure on the fund's values, pay, within 5 business days, an amount equivalent to the blocked amount, in order to resume the minimum available net balance; (iv) the prohibition of encumbrance or disposal of fixed assets of the Defendant companies is determined, and the measure must cover, among others, the real estate, mining rights and equity interests they hold in national territory; (v) a ban on the distribution of profits by the defendant companies is decreed, whether in the form of dividends, interest on equity, or any other means; (vi) the judicial blocking of amounts arising from the profits of the defendant companies that have not been distributed to date is decreed; (vii) the defendant companies jointly and, in a subsidiary manner, the public entities: a) submit a plan for the recovery, mitigation and socio-environmental compensation of the total environmental impact that occurred as a result of the Fundão dam failure, within a maximum period of 90 days; b) submit a recovery, mitigation, compensation and socioeconomic plan for the entire socioeconomic impact that occurred as a result of the Fundão dam failure, within a maximum period of 90 days; (viii) the defendant companies and, secondarily, the public entities, which cover expenses and fees of international organizations that may act as collaborators in the processes of defining the most appropriate economic, social and environmental measures, especially in the intermediation and dialogue with the communities impacted; (ix) the defendant companies initiate and implement, as quickly as the technique allows, the necessary actions to restore environmental balance, restore the environment impacted by the Fundão dam failure, and recovery, compensation and indemnification of socio-economic damages , through the programs, projects and actions included in the environmental recovery plan of the total environmental impact and in the socio-economic recovery plan previously foreseen and duly approved by the Government, with this obligation falling jointly between the defendant companies and subsidiarily to public entities; (x) the Defendants adopt effective measures capable of definitively interrupting the transport of mining tailings still dammed in the Germano Complex or accumulated on the banks of the Gualaxo do Norte, Carmo and Doce rivers to their water bodies; (xi) the defendant companies adopt effective measures capable of guaranteeing the stability and security of the remaining structures used by Samarco in the city of Mariana, and must, within 30 days, submit: a) proof of the adoption of measures that ensure stability the Germano Dam, the Santarém Dam and the other structures remaining in Fundão (Diques 2, Sela, Tulipa and Selinha);
b) emergency action plan to be adopted in the event of a rupture of structures; c) systematic updating of the existing Emergency Action Plan based on a new "Dam Break" study of the Germano Dam, the Santarém Dam and the other remaining structures in Fundão; d) improvement of the routes indicated for the displacement of the population potentially impacted in the event of a new rupture, including by paving the planned escape route for the population of Barra Longa, which connects this municipality to that of Ponte Nova (MG); (xi) the companies, within 10 days, submit a detailed plan of short-term actions, without prejudice to the subsequent presentation of a definitive plan, for the management of tailings from the Fundão dam; (xii) the defendant companies carry out the environmentally appropriate disposal of mining waste that is removed from the area affected by the Fundão dam failure, with its introduction into another production chain; (xiii) the defendant companies, within 10 days, submit a detailed short-term action plan, without prejudice to the presentation of a further definitive plan, for emergency actions of revegetation, reforestation and recovery of permanent preservation areas; (xiv) the defendant companies submit, within 60 days, a preliminary diagnosis of all the degraded permanent preservation areas along the marginal strips of the rivers of the Rio Doce Hydrographic Basin and, based on the diagnosis, prepare an emergency action plan for his full recovery; (xvi) the defendant companies, within 30 days, begin the execution of an emergency action plan for the recovery and conservation of aquatic fauna, which must contain, at least, the following lines of action: a) schedule of provisional repopulation actions of impacted native species; b) measures to support entities that conserved specimens collected in Operation Noah's Ark, for the conservation of genetic material and development of research; (xvii) that, within 30 days, the defendant companies submit and begin the execution of an emergency plan of actions for the recovery of cultural assets of a material nature and preservation of the cultural heritage of the districts of Bento Rodrigues, Paracatu de Baixo and Gesteira, as well as the Municipality of Barra Longa, following at least the following parameters: a) development and implementation, by means of qualified professionals, of an archaeological project of the impacted sites; b) dissemination of scientific knowledge already produced regarding the archaeological heritage of the impacted region, whose access and continuation of research was made impossible by the changes in relief caused by the rupture; c) execution of works to recover the impacted cultural heritage, preferably through school sites that favor the use and training of local labor; d) actions for the rescue, generational transmission and promotion of cultural activities in communities, such as festivals and signs, traditional knowledge and techniques, handicrafts and cuisine; (xviii) to the defendant companies that, within 30 days, complete the registration process of all those affected, considering for this purpose all individuals, legal entities, and communities that have suffered material or immaterial impacts as a result of the breach of the Fundão dam, located in the municipalities bathed by the rivers Doce, Gualaxo do Norte, do Carmo, Santarém stream and estuarine, coastal and marine areas between the municipalities of São Mateus (ES) and Aracruz (ES), among others. May 2016, the Federal Government requested the dismissal of the preliminary injunctions.

On June 3, 2016, a petition was filed by BHPB, requesting the denial of preliminary injunctions from the MPF without the defendants being heard beforehand. Basically, it was claimed: (i) the inexistence of the periculum in mora; (ii) the absence of fumus boni iuris; and (iii) the existence of significant reverse risk.

On June 21, 2016, the state of Minas Gerais filed a petition requesting the rejection of the requests for urgent relief made by the plaintiff and requesting the dismissal of the case without judgment on the merits due to the lack of procedural interest of the MPF.

In July 2016, the Court excluded all government authorities and BNDES as defendants in this proceeding. In addition, the decision postponed the analysis of preliminary injunctions until after the preliminary conciliation hearing was held and summoned Samarco to clarify the issue of containment of the mud carried by the rains within 30 days, specifying the emergency measures to be adopted.

On July 26, 2016, a decision was rendered granting the motion for clarification of the MPF to impose a fine of BRL 150,000.00 on the defendants for non-compliance with the injunction.

On August 10, 2016, Samarco filed a petition informing that it would comply with the injunction and take all necessary measures to strengthen the remaining structures, as well as to contain and manage the Fundão tailings. However, he informed that given the complexity of the measures that are necessary, the definitive solutions take time, so that it would not be reasonable to accept the preliminary injunction from the MPF so that the defendants were sentenced to pay a fine and to dredge and dry the tailings existing in the region.

In September 2016, a preliminary conciliation hearing was held.

On October 5, 2016, a new hearing was held between the parties and their lawyers to define the method of contracting the expertise companies. In addition, the compensation program developed by the companies was presented and will be appreciated by the MPF. A new meeting was held on October 28, 2016, at which the same topics were discussed.

On November 11, 2016, a decision was rendered that reversed the burden of proof and summoned the experts to submit their fee proposals. In addition, the decision summoned the defendants to submit their defenses. On January 24, 2017, Vale filed an interlocutory appeal against this decision, which reversed the burden of proof.

In January 2017, Samarco, Vale and BHPB entered into two preliminary terms with the Federal Public Ministry regarding this public civil action and the public civil action No. 0023863-07.2016.4.01.3800 filed by the Brazilian government and others

The Preliminary Adjustment Term I, already partially approved, aims to define the procedures and the negotiation schedule for the execution of a final conduct adjustment term, scheduled to occur until June 30, 2017. This Preliminary Adjustment Term I creates the basis for conciliation around two public civil actions that seek to establish socioeconomic and socio-environmental reparations and compensation for the impacts of the Fundão dam failure: (i) Public Civil Action n. 0023863-07.2016.4.01.3800, filed by the MPF (amount indicated by the plaintiff of BRL 155 billion), and (ii) Public Civil Action n. 0069758-61.2015.4.01.3400, filed by the Federal Government, the states of Minas Gerais and Espírito Santo and other government authorities (amount of BRL 20.2 billion).

The Preliminary Adjustment Term I also provides for: (a) the hiring of “experts” chosen by the MPF and paid by the companies to make the diagnosis and monitor the progress of the 41 TTAC programs signed on March 2, 2016 between the companies, the Federal, Minas Gerais and Espírito Santo governments Santo and other government authorities; and (b) holding at least 11 public hearings by April 15, 2017, 5 of which in Minas Gerais, 3 in Espirito Santo, and the others in the Krenak, Tupiniquim Guarani, Comboios and Caieiras Velhas indigenous lands, with the objective of allow communities to participate in defining the content of the final adjustment term.

Additionally, a second preliminary conduct adjustment term was signed, which establishes a schedule for the availability of resources for programs to repair the socio-economic and socio-environmental damage caused by the Fundão dam failure in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova in the amount of BRL 200 million (“Preliminary Adjustment Agreement II”). This Preliminary Adjustment Term II was approved by the Court of the 12th Federal Court on March 23, 2017.

On January 26, 2017, a decision was rendered that suspended the course of the procedural term referring to the deposit of BRL 1.2 billion and opened a period of five days for the plaintiffs to express their views on the Preliminary Adjustment Term I, entered into between the defendants and the MPF.

On March 16, 2017, a decision was rendered that (i) partially approved the Preliminary Adjustment Terms I and II, determining the suspension of the process until further judicial resolution, (ii) accepted, for the time being, the guarantees provided for in the Adjustment Agreement Preliminary I, with the exception that they do not replace or modify the injunction for cash deposit.

On July 17, 2017, a decision was rendered that (i) reiterated the suspension of the case to protect the term for challenging the Federal Public Ministry's defense and (ii) failed to analyze the claim made by the Federal Public Defender's Office, in the sense of entry into the dispute, considering that it will be the object of deliberation in the ACP records of BRL 20 billion.

On October 31, 2017 and November 30, 2017, decisions were rendered that, granting the requests submitted by Samarco, Vale, BHP and the Federal Public Ministry for the extension of the term for the presentation of TACF I, approved a partial amendment to the Preliminary Adjustment Term, granting additional terms for the presentation of the terms of the final agreement (TACF). These same decisions extended the legal and procedural effects of the Preliminary Adjustment Term and the ratifying decision of March 16, 2017.

On November 20, 2017, a decision was rendered that, granting the request presented by Samarco, Vale, BHP and the Federal Public Ministry, approved a partial amendment to the Preliminary Adjustment Term, granting the term until April 20, 2018 for the presentation of the terms of the final agreement (TACF). The same decision extended the legal and procedural effects of the Preliminary Adjustment Term and the ratifying decision of March 16, 2017.

On August 31, 2018, a joint decision was published that (i) ruled extinct, with a resolution on the merits, the phase of knowledge of ACP No. O069758-61.2015.340O, pursuant to article 487, item III, "b" c /c item 354; both from the CPC; in order to have its legal and legal effects; (ii) suspended ACP No. 0023863-07.2016.4.01.3800 in relation to requests not covered by the Conduct Adjustment Agreement (TAC Governança) and Addendum to the Preliminary Adjustment Agreement - which aims to adapt the provisions contained in the TAP with regard to activities related to the socioeconomic axis, allowing the socioeconomic diagnosis and the hiring of technical advisors to the affected people —, duly approved; (iii) immediately suspended ACP No. 0023863-07.2016.4.01.3800, until the MPF and the companies, by mutual agreement, define the requests that will remain extinct and those that will remain, submitting them to the deliberation of this court. Against this decision, a request for clarification was presented regarding the adjustments to the TAP and its amendment. This request for clarification was received as a motion for clarification only with regard to the part of the sentence that was the object of the request for clarification.

On September 27, 2018, a decision was published that (i) rejected the request for intervention of the Municipality of Ponte Nova as amicus curiae or joinder of parties, (ii) rejected the request of the Federal Public Defender's Office ("DPU") to join the lawsuit as a party granting its admission as amicus curiae, (iii) rejected the request of the Municipality of Mariana to join the lawsuit as a simple assistant or joinder, (iv) rejected the request for intervention of the Brazilian Bar Association - Minas Section Gerais as amicus curiae, (v) rejected the request for intervention of the Municipality of Ouro Preto to join the case through anomalous intervention, (vi) rejected the request for intervention of the Group of Socio-environmental Studies and Research GEPSA of the HOMA Centro de Human Rights and Companies of ORGANON Research and Extension Study Group on Social Mobilizations and the Research and Extension Group Policy Economy Mining Environment and Society POEMAS in quality of amicus curiae, (vii) rejected the request for intervention by the Municipality of Anchieta to join the case through anomalous intervention, (viii) rejected the request for suspension of the effects of the decision until the judgment of the requests now initiated, but unprovided. Finally, the institutional adhesion of the Public Prosecutor's Office of the State of Espírito Santo, the DPU of the Public Defender's Office of the State of Minas Gerais and the Public Defender's Office of the State of Espírito Santo to the TAP Preliminary Adjustment Term and to the Addendum was approved in order to that has its legal and legal effects. Subsequently, the action was suspended until further judicial resolution.

On June 25, 2020, the defendants jointly manifested themselves in the case file about the methodology and process of implementation of the health studies, referred to in the item "Work Front 5 - Damage to Health from Primary Data" of Proposal 3 and 4th EDTs - 12/30/2019". They requested that a hearing be held to attempt a conciliation and, if this is not obtained, that a conceptual expert be determined, through which the appropriate methodology and implementation process are defined to comply with the scope of work of Work Front 5 of the hiring FGV, considering technical and specific clarifications to be presented in due course.

On August 14, 2020, the MPF expressed its opinion on the petition filed by the defendants on the scope and methodology of the work of the expert Fundação Getúlio Vargas, alleging that the companies' attitude jeopardizes an accurate assessment and diagnosis of the socioeconomic damages caused by the technological disaster caused by the rupture of the Fundão dam, in order to allow the beginning, continuity and implementation of studies on human health in the case, including that of Fundação Getúlio Vargas (Front 5), as conceived.

On August 25, 2020, based on Clause 258 of the TTAC and Clause 103, second paragraph, of the TAC Governança, the defendants jointly submitted an incident of divergence of interpretation in the execution of the TTAC.

On September 30, 2020, the MPF, MPMG and Defensorias manifested themselves in the case file, requesting the immediate return of the procedural progress of the process regarding the requests contained in the initial, to deal with those that were not contemplated in the TAC-Gov, as well as as well as those that have not been complied with and those that have had a different implementation from the agreed one, determining the subpoena of the defendant companies so that they can manifest themselves on the set of reports produced by their experts so far.

On October 29, 2020, the MPF requested the extension of the damage matrix established for the categories of affected people recognized in Baixo Guandu/ES and Naque/MG in the respective compliance with the sentence of Axis 7, to all other territories affected by the breach of the Fundão dam, qualifying the respective amounts as a minimum indemnity floor without requiring the signature of a full and definitive settlement term, as well as a waiver/waiver of indemnity claims contained in lawsuits pending in foreign countries.

On March 2, 2021, the DPU and the Centro Alternativo de Formação Popular Rosa Fortini joined petitions alleging that the Renova Foundation has promoted mass cancellation of the AFE and requesting: the restoration of full payment of all emergency financial aid cut off in whole or in part relating to quilombola families in the community of Degredo (Linhares/ES) or to families in the municipalities of Santa Cruz do Escalvado/MG, Rio Doce/MG and Chopotó district (Ponte Nova/MG), as they suffered undue and unjustified reductions.

On March 10, 2021, the MPF requested the suspension of the action until April 27, 2021, with a view to starting, in the period, negotiations for a possible renegotiation of measures to fully repair the socio-economic and socio-environmental damage arising from the rupture of the dam of Fundão.

On March 19, 2021, the companies expressed their agreement to suspend the action until April 27. The suspension request was granted on March 25.

In the same month of March 2021, the MPF filed an Allegation of Suspicion against the Magistrate, Dr. Mário de Paula, objecting to the magistrate's behavior, which would indicate partiality in the conduct of the processes related to the repair of the rupture and impossibility of the continuity of the process to be carried out, in an impartial way, with the judge who has conducted the case so far.

On April 5, 2021, an order was issued acknowledging the exception of suspicion, informing that the court will rule within the legal time and suspending the process under the terms of art. 313, item III of the Code of Civil Procedure.

On May 23, 2021, a decision was rendered receiving the Suspicion Incident without suspensive effect, as there was no urgency to justify its concession.

In June 2021, the Justice Institutions, the States of Minas Gerais and Espírito Santo and the companies (Vale S.A., BHP Billiton Brasil Ltda. and Samarco Mineração S.A.) signed the letter of premises for the conclusion of a renegotiation, among other reasons, considering the monitoring, since 2019, of the Samarco Case by the National Observatory on Environmental, Economic and Social Issues of High Complexity and Great Impact and Repercussion. Its objective is to direct the renegotiation of the Mariana accident, with a reassessment of existing programs, observing a schedule of 120 days.

In July 2021, the MPF requested a new suspension of proceedings for 120 days, aiming at the continuity of extrajudicial negotiations.

In August 2021, a decision was issued determining the suspension of the process for a period of 120 days, in view of the ongoing negotiations with the CNJ. Then, the Interfederative Committee (CIF), through the AGU, as well as the Federal Government, requested the continuation of the case.

On August 30, 2021, the Interfederative Committee (CIF), through the AGU, attached a petition requesting that the companies and the plaintiffs attach to the case file the list of preliminary and final requests resolved, in accordance with the TAC-Gov. In addition, they requested the continuation of the deed and compliance with the fixings defined in the TAC-Gov, as well as the subpoena for the other parties to the process to present compliance with Item II of Clause 103 of the TAC-Gov, which determines that the Parties must jointly petition the Court of the 12th Federal Court of Minas Gerais, requesting the approval of the agreement, with the consequent partial extinction, with resolution of the merits, of the knowledge phase of ACP No. 0023863-07.2016.4.01.3800. The companies have not yet been summoned to comment on this.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The process is relevant by virtue of matter and value. A TTAC was signed between the parties, and later the Governance TAC, remaining agreed to carry out the programs necessary for the environmental and social recovery in the areas impacted by the accident. For further information about TTAC, see item 4.7 of this Reference Form. In addition, Preliminary Adjustment Term I was signed in relation to the guarantees and Governance TAC, which extinguished this action. For more information, see item 4.7 of this Reference Form
Notes	Not applicable.

13) Case No. 16-CV-8800
Court	Federal Court of New York
Instance	United States District Court for the Southern District of New York
Date filed	03/06/2017
Parties to the lawsuit	Holders of debt securities issued by Samarco Mineração S.A. (“Plaintiffs”) and Samarco, Vale and BHP (collectivelly “Defendants”)
Amounts, assets or rights involved	Not applicable. The request was dismissed, therefore, there was no payment to be made, with no amounts involved as of December 31, 2021.

Main facts

In March 2017, the Plaintiffs filed a citizen suit claiming compensation for alleged violations of securities laws and other claims related to the purchase and sale of debt securities issued by Samarco.

The lawsuits allege that Vale had made false and misleading statements or had omitted disclosures about the risks and dangers of Samarco's Fundão dam operations and the adequacy of related programs and procedures.

With the incident of the Fundão dam failure in November 2015, they claim that the bonds had a sharp drop in their value, so investors who had acquired them in error should be compensated.

On April 4, 2017, the plaintiffs filed a petition voluntarily withdrawing all claims that had been directed at the individual defendants.

On June 26, 2017, Vale and the other defendants jointly submitted a motion to dismiss the request.

On August 1, 2017, the application for dismissal was challenged by the plaintiffs.

On August 31, 2017, Vale and the other defendants jointly submitted a reply to the defense submitted by the plaintiffs.

In March 2018, the Judge issued a decision dismissing the application for dismissal, without examining the merits, determining that the plaintiffs present an amendment to the complaint. The plaintiffs have already submitted the amendment and, on April 30, 2018, the judge determined the new action schedule, setting May 21, 2018 for the defendants to file a new motion to dismiss. On May 21, 2018, the Defendants submitted a motion to dismiss.

On October 5, 2018, a special hearing was held with the Judge, in which the parties submitted oral arguments on the case.

In June 2019, the Court dismissed the action, upholding the preliminary defense (“Motion to Dismiss”) presented by the defendants.

In December 2019, the plaintiff presented a statement informing that he would appeal the decision.

On March 10, 2020, the plaintiff filed his reasons for appeal.

On March 20, 2020, the defendants jointly submitted a petition with the Court of Appeals (“Court of Appeals for the Second Circuit”) requesting that June 8, 2020 be set as the term for joint submission of the appeals, which was upheld by the Court of Appeals.

On June 8, 2020, the defendants submitted a response to the Plaintiff's appeal.

On January 13, 2021, a trial session was held for the oral arguments of the parties.

On March 4, 2021, a decision was rendered by the Court of Appeals for the Second Circuit dismissing the Plaintiff's appeal and, therefore, upholding the decision of the lower court.

The plaintiff did not filed any appeal with a request for a new trial by the Court of Appeals or to the Supreme Court, being right that the time for this measure has already been expired and that already is a res judicata of the decision issued by the Court of Appeals. The Court of Appeals has already confirmed the decision of dismissing the claim. The case is closed.

Probability for loss	Not applicable. The case is closed with the dismissing of the claim.
Analysis of the impact in case of loss / Reasons for the relevance of the process for the Company	Not applicable. The case is closed with the dismissing of the claim.
Notes	Not applicable.

14) Case no. 1002605-16.2019.4.01.3800 (former number 0033942-91.2016.8.13.0400))
Court	1st Civil Court of Mariana/MG
Instance	1st Instance
Date filed	09/28/2016
Parties to the lawsuit	Public Ministry of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (together, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the case by the Plaintiff of BRL 1,394,308.39 which, updated until December 2021, represents BRL 2,045,689.46. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.

Main facts

On August 29, 2016, the Public Prosecutor's Office of the State of Minas Gerais filed this public civil action, alleging that the suspension of Samarco's activities would have caused the suspension of payment to the Municipality of Mariana of the Financial Compensation for the Exploration of Mineral Resources — "CEFEM”, whose funds would ordinarily be allocated for spending on health and education. And, therefore, plaintiff requests that the defendants be, in preliminary injunction, obliged to transfer to the Municipality of Mariana, on a monthly basis, the amount of BRL 1,394,308.39 which would correspond to the monthly average of the municipality's collection as a result of Samarco's activities.

On September 12, 2017, a decision was rendered that denied the preliminary injunction requested by the Public Prosecutor's Office of the State of Minas Gerais.

Against this decision, the Public Prosecutor's Office filed an interlocutory appeal, whose preliminary injunction was denied (case No. 0766492-37.2016.8.13.0000)

On December 6, 2017, Samarco filed a defense, claiming that the claim made by the Public Prosecutor's Office was unfounded, given its illegitimacy to do so. Plaintiff also adds that the payment of compensation is not due since Samarco's activities are paralyzed.

On August 31, 2017, Vale presented its answer, requesting the dismissal of the demand, since the Public Prosecutor's Office does not have the legitimacy to claim any right of ownership of the Municipality of Mariana; and, on the merits, the dismissal of the requests, considering that the payment of compensation is inappropriate when Samarco's activities are paralyzed.

On April 2, 2019, the case file was sent to the 12th federal court of BH.

Decision rendered on March 25, 2021, through which the judge of the 12th Federal Court affirmed his competence to judge the demand, emphasizing that the matter discussed through this ACP is covered by the discussions held within the scope of the ACPs of 155 Bi and 20 Bi, in addition to the priority axes, consequently determining the suspension of the process until further judicial resolution, except for the possibility of proceeding with the case, if the particularities of the case so recommend. Finally, it was determined the linking of the process to the ACP of 20 Bi.

On January 17, 2022, a petition was filed by the Municipality of Ouro Preto requesting to join the case.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The financial impact can reach BRL1,546,286.55, which was the value of the lawsuit given by the MPMG, making the discussion relevant, considering the allegation of loss of tax collection.
Notes	Not applicable.

15) Case no. 0019601-77.2017.4.01.3800 (former number 0041994-76.2016.8.13.0400))
Court	12th Federal Court of Belo Horizonte/mg
Instance	1st Instance
Date filed	10/26/2016
Parties to the lawsuit	Public Ministry of the State of Minas Gerais (Plaintiff) (“MP-MG”) and Samarco, Vale and BHP (together, “Defendants”)
Amounts, assets or rights involved	Amount attributed to the case by the Plaintiff of BRL 150,000,000.00 which, updated until December 2021, represents BRL 211,915,702.29. In view of the object and the progress of the process, the Company believes that the amount involved in a possible conviction is inestimable.
Main facts

On October 26, 2016, the Public Prosecutor's Office of the State of Minas Gerais filed this public civil action with the purpose of obtaining adverse judgment against VALE, SAMARCO and BHP to repair the damage allegedly caused to assets of a speleological nature, such as shelters, caves and caverns.

On November 22, 2016, the conciliation hearing was held without an agreement.

On February 8, 2017, SAMARCO filed a defense, requesting the dismissal of the demand, considering that practically all the cavities that the plaintiff identifies as affected are not legally protected. In relation to the others, SAMARCO demonstrates the absence of proof of the damages alleged by the plaintiff. It also asks for the remittance of the case to the 12th Federal Court, in view of the Federal Government's interest in the demand.

On February 16, 2017, the defenses presented by VALE and BHP were added, both requesting the dismissal of the demand.

On April 7, 2017, it was definitively discharged and the case was sent to the 12th Federal Court of Belo Horizonte.

On October 30, 2017, a decision was rendered that determined the suspension of the process, in view of the decision rendered in the records of cases n/s 23863-07.2016.4.01.3800 and 69758-61.2015.4.01.3400. Until today, the proceeding remain suspended.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The financial impact can reach BRL 150,000,000.00, which was the value of the case given by the MP-MG. It is noteworthy, however, that the action is still at an early stage, which makes it difficult to analyze more accurately the losses in the event of a loss.
Notes	Not applicable.

16) Case n. 1009492-23.2017.4.01.3400
Court	22nd Federal Court of the Judiciary Section of the Federal District
Instance	1st Instance
Date of filing	08/09/2017
Parties to the lawsuit	Max Mauran Pantoja da Costa, Antonio Augusto de Miranda e Souza, Ronaldo Tedesco Vilardo, Silvio Sinedino Pinheiro and Délvio Joaquim Lopes de Brito, as Plaintiffs and Vale S.A., Valepar S.A., Banco Nacional do Desenvolvimento Econômico e Social – BNDES, BNDES Participações S.A. – BNDESPAR, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobrás de Seguridade – PETROS, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Federal Government, as Defendants
Values, assets or rights involved	Inestimable value

Main facts

This is a citizen suit filed by some directors of FUNCEF and oil workers against Vale, Valepar, BNDES, BNDESPAR, Federal Government, FUNCEF, PETROS and PREVI, with a request for an injunction to determine the suspension of: i) the conversion of shares Vale's preferred shares in common shares; ii) the extinction of the control block until then; iii) the merger of Valepar by Vale; and iv) all other acts and resolutions carried out at the EGM held on June 27, 2017, in which the acts necessary for Vale's entry into the B3 Novo Mercado were approved. On the merits, it is required that the aforementioned Meeting be annulled, on the grounds that Vale's new corporate structure and its entry into the Novo Mercado would result in damages to the Federal Government and its subsidiaries and entities.

The injunction was rejected by the Court, a decision against which no appeal was filed and, therefore, it is stabilized.

On January 22, 2018, Vale, in its own name and as Valepar's successor, contested the action. The other defendants then submitted their defenses.

On December 18, 2018, PREVI entered the case, requesting its authorization in the process, since it had not yet been summoned. The plaintiffs did not file a reply to the defenses submitted by the defendants, which was certified by the notary's office.

On April 12, 2019, the Public Prosecutor’s Office filed a request with the Court to issue an official letter to the CVM to inform the stage of Case n. 19957.006030/2017-13 before this governmental agency, which deals with the object of the present citizen suit, being the object of the aforementioned administrative procedure to investigate alleged irregularities “in the deliberation process of the statutory bodies of Litel Participações S.A., Valepar S.A. and Vale S.A.”.

On July 4, 2019, the CVM responded to the Official Letter requested by the MPF, informing about the stage of Process n. 19957.006030/2017-13 and demonstrating that the investigation report stated that it was not possible, based on the claimant's statement, "to conclude that there was undue external interference in the process that decided for the Company's Corporate Restructuring".

It is clarified that, according to the contact made by the Company with the CVM, the aforementioned administrative proceeding is now closed.

On October 18, 2019, after the CVM's response on the aforementioned administrative procedure before this Authority, the MPF presented an opinion to the Court opining for the judgment of the case in the state in which it is, with the dismissal of the plaintiff's request.

On March 23, 2020, an order was issued by the Court determining the manifestation of the parties on the opinion of the MPF.

On May 21, 2020, Vale filed a petition reiterating the defense arguments and reinforced the understanding of the MPF itself, so that the action is dismissed.

On September 19, 2020, a decision was handed down dismissing the action as totally groundless, thus recognizing the regularity of all corporate acts related to the insertion of Vale in the Novo Mercado of B3.

On September 25, 2020, the plaintiffs filed motions for clarification of the judgment, which were challenged by Vale on May 27, 2021.

On May 20, 2021, the defendants were notified of the decision that determined the defendants' manifestation on the motion for clarification filed by the plaintiffs.

On May 27, 2021, Vale filed an objection to the motion for clarification.

On June 2, 2021, an objection to the motion for clarification was presented by the Caixa de Previdência dos Empregos do Banco do Brasil.

On June 4, 2021, the Federal Government presented counterarguments to the motions for clarification filed by the plaintiff of the citizen suit.

On January 7, 2022, a decision was rendered accepting the motion for clarification of the plaintiff, to remove the adverse judgment to pay attorney's fees.

On February 4, 2022, the plaintiff filed a statement acknowledging the judgment and waiving the right to appeal.

Probability for loss	Possible.
Analysis of the impact in case of loss / Reasons for the relevance of the processfor the Company	The loss of the aforementioned lawsuit could cause significant financial and reputational losses to the Company.
Notes	Not applicable.

17) Cases no. 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024), 5044954-73.2019.8.13.0024 e 5087481-40.2019.8.13.0024
Court	2nd Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	01/25/2019
Parties to the lawsuit	State of Minas Gerais, Public Prosecutor’s Office of the State of Minas Gerais and Public Defender's Office of the State of Minas Gerais x Vale S.A.
Amounts, assets or rights involved

Inestimable.

The amount attributed to the case of ACP 5026408-67.2019.8.13.0024 was BRL 20,000,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. Amount attributed to the cause updated until December 31, 2021 was BRL 24,097,452,066.79.

The amount attributed to the case of ACP 5044954-73.2019.8.13.0024 was BRL 50,000,000,000.00, however, there are illiquid claims and/or that involve the adoption of various measures, which naturally have an economic nature. The updated amount as of December 31, 2021 was equivalent to BRL 60,243,630,166.98.

The amount attributed to the case of ACP 5087481-40.2019.8.13.0024 was BRL 100,000,000,000.00, however, there are illiquid claims and/or that involve the adoption of various measures, which naturally have an economic nature. The updated amount as of December 31, 2021 was equivalent to BRL 120,487,260,333.96.

Main facts

These are preliminary injunctions in an antecedent nature, later added to convert into Public Civil Actions, proposed by the State of Minas Gerais (5026408-67.2019.8.13.0024) and the Public Ministry of the State of Minas Gerais (5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024) against Vale S.A. due to the rupture of the tailings dam I at the Córrego do Feijão Mine, in Brumadinho, and the damage caused to the environment and to the victims, aiming at full reparation for the environmental and socioeconomic damages resulting from the event.

An injunction was granted, in Relief 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024), on January 25, 2019 to determine the unavailability and blocking of BRL 1,000,000,000.00 of Vale S.A. or any of its affiliates; as well as the execution of several emergency measures and the sending, within 48 hours, of the detailed report of the measures already adopted; follow the general protocols for accidents of this nature in order to stop the volume of tailings and mud released by the dam failure, informing the court and the competent authorities on a weekly basis of the activities carried out and the results obtained; mapping of the different resilience potentials of the affected area, observing the thickness of the mud cover, granulometry and the PH of the material, in addition to the possible concentration of heavy materials; prevent tailings from contaminating spring sources and water capture, as indicated by the DNPM, presenting a report on the adopted initiatives; control the proliferation of synanthropic species (rats, cockroaches, etc.) and vectors of diseases communicable to humans and animals close to homes and communities, by itself or by a specialized company duly contracted.

The following day, preliminary decisions were rendered in actions 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024. The first decision determined: (a) adoption of all necessary measures to ensure the stability of dam VI of the Mina do Feijão Complex; (b) presentation of reports on the measures being adopted and the situation of stability or not of Dam VI to SEMAD, State Civil Defense and Municipalities at Risk, and Fire Department, every 6 hours or as soon as necessary; (c) blocking of amounts found in Vale's accounts in amounts not less than BRL 5 billion. In the event that there is no available balance, the unavailability of automobiles was requested through Renajud and of real estate through the dispatch of official letters to the real estate registry offices in Belo Horizonte and Brumadinho.

While the second decision defined: (a) the blocking of the amounts of BRL 5 billion from VALE's accounts, through the BACENJUD system; (b) that VALE be responsible for the reception, shelter in hotels, inns, leased properties, bearing the costs related to the transfer, transport of movable goods, people and animals, in addition to the total cost of food, supply of drinking water, observing the dignity and suitability of the places to the characteristics of each family, always in conditions equivalent to the status quo prior to the disaster, for all people who had their housing conditions compromised as a result of the rupture; (c) that people be heard about the option regarding the place of shelter; (d) that the community of affected residents be guaranteed full assistance, and for that purpose, a multidisciplinary team should be made available; (e) that an adequate structure be made available for the reception of family members of victims who are missing and those with confirmation of death, providing updated information to each family, food, support from the multidisciplinary team, transport, burial expenses and all support logistical and financial requested by the families; (f) that newsletters about missing persons be released, updated every six hours; and (g) that VALE provide the Court on a weekly basis with the list of families removed from their homes, places where they are sheltered, in addition to a detailed report of all measures to support the affected people.

Several hearings designated by the Court were held, opportunities in which different agreements were signed between Vale and the plaintiffs, such as, for example, emergency payment to those affected, procedure for reimbursement of State expenses, work suggested by COPASA to capture water in the Rio Paraopeba in a different location from the current one, release of BRL 500,000,000.00 previously blocked in ACP 5026408-67.2019.8.13.0024, monitoring of the water management of the Paraopeba River, availability of part of the funds deposited in court for temporary hiring of government officials.

The decision that granted the preliminary injunction on January 25, 2019 was challenged by an interlocutory appeal, which was denied the attribution of suspensive effect. Subsequently, the appeal was granted in part, to determine that the amount deposited in court (BRL 500 million) be used only in cases of prior consent of the parties or a court decision. The judgment became final and unappealable on February 10, 2020.

On February 20, 2019, a conciliation hearing was held, in which the parties signed the Preliminary Agreement for emergency payment to those affected. On the same occasion it was determined by Honorable Judge of the 6th Court of Public Finance and Municipalities of Belo Horizonte, currently the 2nd Court of Public Finance and Municipalities of Belo Horizonte, the remittance of the record one of the actions filed by the Public Prosecutor’s Office (5044954-73.2019.8.13.0024), at the time in progress before the 1st Civil Court of the District of Brumadinho. The jurisdiction was effectively declined on March 21, 2019, and, once it arrived at the 2nd Court of Public Finance of Belo Horizonte, ACP n. 5044954-73.2019.8.13.0024 started to be prosecuted together with ACP n. 5026408-67.2019.8.13.0024.

On June 10, 2019, Honorable Judge of the 1st Civil Court of the Judicial District of Brumadinho, declared lack of jurisdiction to enter judgment on action n. 5087481-40.2019.8.13.0024 and ordered the referral of the case to the competent judge, namely, that of the 6th Court of Public Finance and Municipalities of Belo Horizonte, currently the 2nd Court of Public Finance and Municipalities of Belo Horizonte, to be prosecuted together with the other two public civil actions.

Pretrial order rendered in a hearing held on July 9, 2019, in which the merit was partially judged to, in the absence of opposition from Vale, declare its responsibility for compensating the damages caused by the rupture. The other requests made in the complaint were also considered, as well as the replacement of half of the amount blocked in the two ACPs proposed by the Public Prosecutor’s Office of Minas Gerais (equivalent to BRL 5.5 billion) by guarantee insurance or bank guarantee.

The technical advisors chosen by the communities were approved, with the participation of the Public Prosecutor’s Office, namely, AEDAS (Regions 1 and 2), NACAB (Region 3) and Instituto Guaicuy (Regions 4 and 5), in the hearings on May 21, 2019 and July 8, 2019.

With the advent of the coronavirus pandemic, the State of Minas Gerais was requested to raise of BRL 500 million and, later, an additional BRL 1 billion, to help fight the COVID-19 virus. The Company agreed with the request, provided that the amounts were considered as anticipation of compensation for damages caused by the rupture of the B-1 dam, and both were granted by the Court.

On August 25, 2020, a petition for specification of evidence was presented by the plaintiffs, requesting, in the context of urgent relief, the blocking of BRL 26 billion in Vale's accounts, as a guarantee for the reimbursement of alleged economic losses of the Government. They also made a request for immediate adverse judgment against Vale in the payment of BRL 28 million as collective moral damages. Both requests were denied.

On October 22, 2020, a mediation procedure was initiated before the CEJUSC-2nd degree for possible approval of an agreement to be drawn up by the parties.

On February 4, 2021, a mediation hearing was held in which the parties submitted the final draft agreement for signature and subsequent judicial approval. The Judicial Agreement for Comprehensive Remediation, entered into with the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais and the Federal and State of Minas Gerais Public Prosecutors' dam B-1, in Brumadinho (MG), in the amount of BRL 37,689,767,329.00 (thirty-seven billion, six hundred and eighty-nine million, seven hundred and sixty-seven thousand, three hundred and twenty-nine reais). To this end, the agreement includes an environmental recovery program, environmental compensation projects for known damage and socioeconomic repair projects for all collective and diffuse damage caused by the rupture. Specifically in this socioeconomic aspect, the agreement includes projects demanded by the affected communities (allocation of BRL 3 billion to execute projects to be defined by the affected themselves and implemented according to their decision and management by the Justice Institutions), an income transfer program to the population affected (with BRL 4.4 billion) - replacing the current payment of emergency aid - and projects for Brumadinho and other affected municipalities in the Paraopeba Basin, in addition to resources for the execution, by the government of the State of Minas Gerais, of the Program of Urban Mobility and the Public Service Strengthening Program. In terms of socio-environmental remediation, the agreement establishes guidelines and governance for Vale to implement the Environmental Recovery Plan, as well as projects to be implemented to compensate for already known environmental damage and projects aimed at water security in the affected region.

At the same hearing, the judge rendered a decision ratifying the Judicial Agreement, given that it provides full compensation for damages, the strengthening of public services in remedy measures and the centrality of the people affected.

On the occasion, the parties ratified, re-ratified and extinguished several Terms of Agreement signed by Vale with the different Justice Institutions and/or the State of Minas Gerais for the compensation of damages resulting from the Brumadinho rupture.

Also due to the Agreement, all guarantees previously provided by VALE in the case were released, including letter of guarantee and guarantee insurance, in addition to the blocked amounts.

On April 7, 2021, the final decision that ratified the Comprehensive Agreement on February 4, 2021 was certified.

Vale filed a motion for clarification against material error in decision, in which it was clarified that the final and unappealable decision took place on March 30, 2021. The motion was granted.

The State of Minas Gerais filed an interlocutory appeal against this decision so that the final and unappealable decision on February 4, 2021 could be recognized. On April 7, 2022, the Court ruled, partially granting the appeal to define that the final judgment of the agreement ratifying the Agreement took place on February 24, 2021, recognizing the term for filing a motion for clarification by the amicus curiae. Subsequently, Vale filed a motion for clarification against this decision, on April 25, 2022, with the aim of amending said decision so that the final and unappealable decision is set, again, on March 30, 2021.

The entity chosen as the socio-economic audit of the Judicial Agreement for Comprehensive Remedy was FGV. The term presented for hiring FGV was approved on September 3, 2021.

In November 2021, the emergency payment came to an end for the start of the Income Transfer Program, to be managed by the Commitments, with the help of FGV.

On April 29, 2022, a conciliation hearing was held, at which it was agreed that the audits to be contracted for the financial examination of the accounts referring to the expenses of annexes I.1 and I.2 will be selected by the parties, submitted to the court, with definitive reports. It was also determined that the assessment should be carried out, in an appendix, of separate records for the performance of an obligation. E&Y was chosen as the financial audit of the Agreement, being in the negotiation phase for the preparation of the contract.

On February 18, 2022, an official letter was sent to Banco do Brasil to inform about the existence of the blocking of the amount of BRL 50,015,195.41, arising from civil investigation no. 0090.19.000012-6. In response, Banco do Brasil stated that it did not find a judicial account for cases 5087481-40.2019.8.13.0024, 5059535-25.2021.8.13.0024 and 5059321-34.2021.8.13.0024. In view of this, the letter was resent, certifying that the amount comes from civil inquiry n. 0090.19.000012-6. On March 17, 2022, the letter was resubmitted with the blocking order. Banco do Brasil has not yet returned to the case file with clarifications.

Probability for loss	Probable.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

With the execution of the Comprehensive Remedy Agreement and the full delimitation of the environmental remediation and the redress of collective and diffuse socio-economic damages, the judicial discussion in the ACPs will remain only in relation to the determination and quantification of individual damages, which were excluded from the Comprehensive Remedy Agreement and will be the subject of the judicial expertise already designated in these ACPs.

The requests and decisions rendered in the actions justified the reparation agreement and the respective amounts of the guarantees still pending will be converted into discharge as soon as the transfer is made by Banco do Brasil.

Notes	Not applicable.

18) Case n. 5000045-50.2019.8.13.0054
Court	Single Court of the District of Barão de Cocais
Instance	1st Instance
Date filed	02/25/2019
Parties to the lawsuit	Public Prosecutor’s Office of Minas Gerais (“MPMG”), Public Defender's Office of the State of Minas Gerais and VALE S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case, for purely tax purposes, was BRL 20,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. The updated amount of the case, based on the TJMG index, until December 31, 2021, totaled BRL 24,011.01.

Main facts

The triggering event of this action was the evacuation carried out by Vale at dawn on February 8, 2019, determined by the National Mining Agency, of approximately 500 residents of the communities of Socorro, Tabuleiro, Piteiras and Vila Congo, all located in the Municipality of Barão of Cocais downstream of the Mina Gongo Soco dam.

This is a preliminary injunction in defense of human rights resulting from the evacuation and of those who suffered material and moral damages due to the risk of a tailings dam ruptured in the municipality of Barão de Cocais.

On February 25, 2019, an injunction was filed seeking compensation for the damage caused as a result of the aforementioned evacuation.

An interlocutory appeal was filed by Vale against the decision, rendered on February 26 and March 1, 2019 (correcting a material error of the previous one), which granted, in part, the urgent relief required in the initial, with partial suspensive effect granted appeal, to stop the BRL 3 billion blocking order.

After the MPMG petition was filed, informing the risk of the Sul Superior Dam breaking, a new preliminary decision was issued on March 25, 2019, determining the adoption of a series of measures to mitigate the damages resulting from the evacuation of the area. Subsequently, the Company filed a new interlocutory appeal, which was also granted the suspensive effect, to suspend the part of the decision that determined the hiring of an entity to provide technical advice to the residents of Barão de Cocais and indemnify the residents of the ZSS.

Interlocutory appeals were filed by the Public Ministry and another by the Federal Public Ministry against the interlocutory decision, on July 17, 2019, which only partially granted the required preliminary injunctions. The appeal of the Public Prosecutor’s Office was not known on the grounds that the entity is an illegitimate party for the filing of the appeal, since in the action it appears only as amicus curiae.

In the main proceedings, the TAC signed between Vale, the Public Prosecutor’s Office of Labor and the Public Prosecutor’s Office of Minas Gerais was ratified, having determined the dismissal of part of the requests contained in the complaint.

On November 5, 2019, a decision was rendered partially revoking the preliminary decision issued on March 25, 2019, with regard to requests for the immediate suspension of the operation of the other structures and activities of the mining complex where the Sul Superior Dam is located, being requested that VALE submit, within 72 hours, an updated dam break study, review by VALE, within a maximum period of 5 days, of the safety factors of all structures of the Sul Superior mining complex, within a maximum period of 5 days, of the action plan aimed at guaranteeing the stability and safety of the Sul Superior Dam. In the remainder, the appealed decision was maintained. In relation to the aforementioned requests, the process was dismissed without resolution of the merits.

On October 26, 2020, a decision was rendered determining the payment by Vale of monthly emergency aid, for an additional period of 01 year, to those affected who are displaced from their homes, as owners, possessors, tenants or occupants of buildings in the Self-rescue and Secondary Rescue Zones - in the amount of 01 (one minimum wage) for each adult, 1/2 (half) minimum wage for each teenager and 1/4 (one quarter) of the minimum wage for each child, in addition to the payment of the value of a basic basket, established by DIEESE, for each family, allowing, at the end of this additional period, the reassessment of the facts and situation of these people by the parties and the Court.

On November 13, 2020, a decision was rendered in the Interlocutory Appeal granting the suspensive effect to the aggravated decision that determined the payment of emergency aid.

On March 11, 2021, a decision was rendered determining the suspension of the case, due to a partial agreement related to the emergency payment. The case is in the 2nd degree CEJUSC for an attempt to mediate by the Court in the search for an agreement between the parties.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office and the Public Defender's Office of the State of Minas Gerais with a view to repairing and adopting measures in the event of a rupture of the Gongo Soco dam, and the loss of the process may cause significant financial losses to the Company.
Notes	Not applicable.

19) Case n. 5027434-03.2019.8.13.0024
Court	17th Civil Court of the Judicial District of Belo Horizonte
Instance	1st Instance
Date filed	02/26/2019

Parties to the lawsuit	Interstate Commission for the Defense of Human Rights and Citizenship – CIDDHC and Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 8,710,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. The updated amount as of its closing was of R$ 10,456,794,855.00
Main facts

Public Civil Action for mandatory injunction in conjunction with compensation for collective moral damages and request for injunctive relief. It requires the intensification of the search and rescue work of the bodies of the victims of the accident that occurred at the Córrego do Feijão dam.

On March 12, 2019, Vale filed a petition requesting the dismissal of the preliminary injunctions.

On March 25, 2019, Vale presented, in addition to the previous one, a new petition, requesting the dismissal of the case.

On April 15, 2019, the Public Prosecutor's Office added an opinion stating that the Jurisdiction of the Judiciary of Brumadinho belongs to the Judicial District.

On April 22, 2019, a decision was rendered determining the subpoena of the parties to comment on the opinion of the Public Prosecutor’s Office. Vale has already presented its statement.

On June 5, 2019, CIDDHC's petition was attached requesting the granting of injunctive relief.

On June 17, 2019, a decision was rendered declining jurisdiction, determining the redistribution of the case to the district of Brumadinho.

On August 9, 2019, a certificate was issued certifying the lack of manifestation of the plaintiff and the 1st defendant.

On August 13, 2019, a petition was presented informing about the decision of the interlocutory appeal.

On September 5, 2019, a petition was presented reinstating the request for granting relief, and on November 10, 2019, a judgment was handed down, dismissing the case without resolution of the merits due to the active illegitimacy of the CIDDHC. In addition, the defendants passive illegitimacy and lis pendens with other public civil actions were recognized.

On December 10, 2019, CIDDHC filed an appeal, and on February 11, 2020, Vale filed its counter-arguments to the appeal.

On February 18, 2020, an order was issued maintaining the judgment and ordering the referral of the case to the Court of Appeals.

On March 4, 2020, a final and unappealable certificate of the decision that did not know the Interlocutory Appeal filed in view of the decision to decline jurisdiction was attached to the case file.

On March 30, 2020, Samarco added its counter-arguments to the appeal, and on April 1, 2020, BHP added its counter-arguments to the appeal.

After the appeal was dismissed, an order was issued on December 20, 2021, confirming the dismissal of the case. On December 23, 2021, the case was definitively shelved.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action arose from the fact that it was a public civil action filed by the CIDDHC with a view to repairing and adopting measures due to the rupture of dams B1, BIV and BIV-A. Even though the action was shelved, the risk to the Company’s reputation still remains, as it is yet another lawsuit filed against Vale, added to the rationale of lawsuits already filed.
Notes	Not applicable.

20) Case n. 5000901-97.2019.8.13.0188
Court	2nd Civil Court of the Judicial District of Nova Lima
Instance	1st Instance
Date filed	03/14/2019
Parties to the lawsuit	Public Prosecutor’s Office and Public Defender's Office of the State of Minas Gerais and Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 2,000,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. Said updated amount as of December 31, 2021 was BRL 2,388,204,935.56.

Main facts

This is a preliminary injunction with a preliminary request for the defense of the human rights of the people who were evacuated and of those who, in some way, suffered material and moral damages due to the elevation of the emergency level of the B3/B4 dam, located in the District of São Sebastião das Águas Claras - Nova Lima-MG.

On March 15, 2019, an injunction was handed down that granted the injunctive relief required by the MPMG, determining the blocking of BRL 1 billion, in addition to the adoption of various measures. From this decision, Vale filed an interlocutory appeal, whose suspensive effect was fully granted. Motion for clarification by the Public Defender's Office against the decision granting suspensive effect was filed, which was rejected on June 4, 2019.

Interlocutory appeal filed by the Defender's Office against the decision of the first instance, in view of the partial approval of the preliminary injunctions, whose request for attribution of suspensive effect was denied. On July 1, 2019, the amendment to the complaint was presented by the Public Prosecutor's Office.

Subsequently, on July 2, 2019, a new preliminary decision was issued regarding the requests made in the amendment.

Vale filed a new interlocutory appeal against this decision, which also had its suspensive effect granted on August 9, 2019. Thus, all obligations imposed in the aforementioned decision were suspended, except for the payment of food vouchers and the cost of food, accommodation and transport to the evacuees. Motion for clarification by Vale on this point was filed and rejected on September 20, 2019.

Internal appeal filed by the Public Prosecutor's Office aiming to change the suspensive effect granted to the preliminary decision. Vale presented its counter-arguments on February 13, 2020.

The parties jointly petitioned, on March 20, 2020, requesting the replacement of food vouchers provided to those affected by payment, due to the emergency situation of COVID-19. After the judicial approval, however, the Defender's Office filed a motion for clarification, claiming that the judge did not observe the situation of economic reduction due to the coronavirus when granting the reduction of the amount to be paid to those affected. For this reason, it requires, once again, that the measure presented by the entity be granted, that is, the bank deposit without reduction of values.

On May 13, 2020, a decision was rendered not accepting the Motion for Clarification of the Defender's Office.

On July 20, 2020, the report on the monitoring of the transition from the voucher to emergency payment was presented by the Public Prosecutor's Office, adding the CRAS list requested by the Defender's Office.

On March 12, 2021, Vale requested the addition and approval of the Commitment Term signed between VALE and the Public Defender's Office on March 4, 2021, which regulates and establishes broad and comprehensive criteria for the payment of pecuniary, extrajudicial compensation and individual to the people who were impacted by the evacuation, from which the payments taken as emergency payments will not be deducted.

Before issuing the ratifying decision, the court determined the summons to the Public Prosecutor's Office to express its opinion on its terms. The Public Prosecutor’s Office reported that it was not aware of the Commitment Term, but that it is restricted to requiring the return of families lodged in hotels to their homes.

On May 14, 2021, a decision was rendered that rejected DPMG's request to grant emergency relief, on an incidental basis, alleging that the agreement entered into with the MPMG on the substitutive payment does not meet the interests of Macacos. In this way, requests for delivery of the value to people's homes, payment of vouchers to all residents of Macacos and defrayment of health expenses were rejected.

On May 25, 2021, DPMG expressed its non-opposition to the agreement with MPMG for the return of families, residing in locations outside the Self-Rescue Zone, previously removed and who are currently in hotels/temporary housing.

On June 17, 2021, the parties jointly petitioned requesting the approval of a partial agreement on compensation for the return of the families, with a request for suspension of the process, in view of the ongoing negotiations at CEJUSC. Judgment was rendered on June 22, 2021, ratifying the Commitment Term and suspending the process. The MPF petitioned on March 14, 2022, requesting its intervention as amicus curiae.

The case remains at CEJUSC for mediation by the TJMG and an attempt to reach an agreement between the parties.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office and the Public Defender's Office of the State of Minas Gerais with a view to repairing and adopting measures in the event of a rupture of B3/B4 dam, and the loss of the process may cause significant financial losses to the Company.
Notes	Not Applicable

21) Case n. 5036049-79.2019.8.13.0024
Court	2nd Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	03/21/2019
Parties to the lawsuit	Association of Servants of the Fire Department and Military Police of the State of Minas Gerais - ASCOBOM/MG X Vale S.A. and State of Minas Gerais
Amounts, assets or rights involved

Inestimable. The amount attributed to the case was BRL 100,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature.

The updated amount as of December 31, 2021 was BRL 119,410.26.

The request for unavailability of goods made in the ACP of the Firefighters was related to the values that were already blocked by the State in the ACPs of Brumadinho. For this reason, in order to avoid duplication of amounts that are already registered in the ACP, this request was provisioned at BRL 1.00.

Main facts

This is a public civil action managed by the Association, aiming at the support of all military firefighters who worked in search and rescue activities in the city of Brumadinho due to the environmental tragedy.

Still without verification of the injunction, the State of Minas Gerais requested the referral of the case to the 6th Court of the Public Treasury and Municipalities of the District of Belo Horizonte, currently the 2nd Court of the Public Treasury, so that the assessment of the injunction is taken together with the decisions of public civil actions n. 5046408-67.2019.8.13.0024 and n. 5026408-67.2019.8.13.0024. The request was accepted on September 9, 2019 and the case was forwarded to the 6th Court of the Public Treasury and Municipalities of Belo Horizonte, currently the 2nd Court of the Public Treasury.

On October 16, 2020, a decision was rendered suspending the case until the judgment of the aforementioned actions.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Association, aiming at the support of all military firefighters who worked in the search and rescue activities in the city of Brumadinho due to the environmental tragedy, being that, although the prognosis is remote, the risk to the Company’s reputation remains, as it is yet another lawsuit filed against Vale, added to the rationale of lawsuits already filed.
Notes	Not applicable.

22) Case no. 1:19-cv-526-RJD-SJB
Court	Federal Court of New York
Instance	United States District Court for the Eastern District of New York
Date filed	01/28/2019 (First Complaint) and 10/25/2019 (“Amended Complaint”).

Parties to the lawsuit	Colleges of Applied Arts and Technology Pensions Plan (“Plaintiff”) and Vale S.A., Murilo Ferreira, Fabio Schvartsman, Luciano Siani, Peter Poppinga and Luis Eduardo Osorio (“Defendants”).
Amounts, assets or rights involved	The plaintiffs did not specify the amounts of the alleged damages.
Main facts

Vale and some of its current and former executives have been named as defendants in potential citizen suits relating to securities before the Federal Court of New York, filed by investors holding American Depositary Receipts issued by Vale, based on U.S. federal securities laws. In the lawsuits, it is alleged that Vale made false and misleading statements or failed to make disclosures about the risks and dangers of Dam I operations and the adequacy of related programs and procedures. The plaintiffs did not specify an amount of the alleged losses in these lawsuits, they only asked for the defendants to be sentenced to reimbursement of the losses allegedly incurred, which will be calculated in an expert's phase.

On May 13, 2019, the District Court Judge for the Eastern District of New York ordered the consolidation of these actions and designated the lead plaintiff for the case and respective attorney.

On October 25, 2019, the lead plaintiff of the action filed an amended and consolidated initial request that will serve as a complaint in the process.

On December 13, 2019, Vale filed a request to reject the consolidated amended complaint (Motion to Dismiss), in which it basically claimed (i) that the plaintiff's cause of action does not meet the requirements for a Securities Fraud Claim; (ii) that the plaintiff did not identify which omissions had been committed by the defendants or demonstrate that the alleged false statements were, in fact, false at the time they were published; (iii) that the plaintiff would not have demonstrated the defendant's intent to defraud the market; and (iv) that the plaintiff did not demonstrate any causal link between the allegations of the initial and the alleged losses that could authorize any claim for compensation. The individual defendants have not yet been formally summoned and, therefore, the defense was presented only on behalf of the Company, and the individual defendants must consolidate their defenses in due course.

On January 31, 2020, the Plaintiff challenged Vale's preliminary defense (Opposition to Motion to Dismiss).

On February 21, 2020, Vale filed a reply to the opposition.

On May 20, 2020, the Court issued a decision rejecting, in part, the preliminary defense presented by Vale (Motion to Dismiss), and dismissing the action only with respect to some of the Plaintiff's allegations.

In this sense, part of the preliminary allegations (Statements) cited by the Plaintiff were maintained by the Court's decision, and, with that, the action will proceed to the stage of production of evidence (Discovery), still without a term defined by the court.

On August 27, 2020, the individual defendants filed a Joint Answer to the amended and consolidated complaint presented by the Plaintiff in October 2019, ratifying the previous answer presented by the Company.

The Discovery phase is in progress, and the production of documentary evidence by the parties was terminated. In April 2022, the phase of testimonies of factual witnesses began, expected to end until October 2022, when, then, the phase of production of technical evidence (“expert discovery”) will begin, which should extend until the first quarter of 2023. In parallel, on February 15, 2021, the Plaintiff filed a Motion for Class Certification.

On April 9, 2021, Vale presented its defense to the request (Opposition to Class Certification).

On March 31, 2022, the Judge of the case fully accepted the opinion of his assistant magistrate in order to certify the class required by the Plaintiff. On April 14, 2022, Vale submitted to the United States Court of Appeals for the Second Circuit a request for permission to appeal against an interlocutory decision that granted class certification. A decision by the Court of Appeals on permission to appeal is awaited.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Any loss could generate financial losses and damages to the Company's image and reputation.
Notes	In November 2021, seven related investment funds and their financial advisors filed a separate request (“opt-out claim”) to disassociate themselves from the class members that are part of the main action (“putative class action”). The requests are practically identical to those made by the main Plaintiff in the class action and there has still been no formal summons from Vale and the individual defendants (the same defendants in the main action). No defense has been presented so far. The suit was brought before the same Judge of the United States District Court in the Eastern District of New York and was assessed under the name Orbis Global Equity LE Fund (Australia) et al. Vs Vale S.A. et al. At the. 21 Civilian 6590 (E.D.N.Y.).

23) Case n. 5002549-18.2019.8.13.0090
Court	1st Civil, Criminal, Child and Youth Court of the Judicial District of Brumadinho
Instance	1st Instance
Date filed	10/17/2019
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais (“MPMG”) and Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 30,004,900,000.00 The updated amount of the lawsuit on December 31, 2021 was BRL 35,226,733,760.23

Main facts

The MPMG filed a lawsuit against Vale, based on Law 12,846/2013, since, according to the Public Prosecutor's Office, Vale, through the actions of its employees, had hindered inspection activities by Public Entities at the Córrego do Feijão Mining Complex, where the BI Dam was located, thus making the Company liable based on the administrative and civil sanctions provided for in Articles 6 and 19 of the aforementioned Law. The responsible court granted, on May 26, 2020, an injunction from the Public Prosecutor’s Office (MP), determining the presentation, by the Company, of guarantees in the total amount of BRL 7,931,887,500.00, within 10 (ten) days.

In June 2020, Vale filed an interlocutory appeal against this decision and the Minas Gerais Court of Justice, through the replacement judge, suspended the effects of the injunction.

Subsequently, a negative conflict of competence was raised to define the competent judge to decide the appeals related to this lawsuit.

Then, on June 17, 2020, Vale presented its defense in the first instance.

On August 5, 2020, the Public Prosecutor’s Office of Minas Gerais untimely presented its reply. Subsequently, Vale presented a petition demonstrating the timeliness of the reply presented by the Public Prosecutor’s Office of Minas Gerais and requesting its removal.

On August 12, 2020, the Brumadinho court upheld one of the preliminary objections raised by Vale, declaring itself incompetent to judge the case and ordering the remittance of the case to the 2nd Court of the Public Treasury of Belo Horizonte.

On September 18, 2020, Vale filed a motion for clarification to resolve the contradiction in this decision, which were accepted to determine the remittance of the case to the 1st Court of the Public Treasury. At the same time, the Public Prosecutor’s Office of Minas Gerais filed an interlocutory appeal against the decline in jurisdiction in order to defend the processing of this action before the Brumadinho court.

On January 18, 2021, Vale's motions for clarification were accepted to resolve the contradiction and recognize the competence of the 1st Court of the State Public Treasury of the Judicial District of Belo Horizonte. The attachment of this decision was determined in the records of the liability action of Tuv Sud and in the Interlocutory Appeals filed by Vale and the MPMG.

On June 14, 2021, an order was issued determining the remittance of the records to the Court of the 1st State Public Treasury Court of the District of Belo Horizonte, where they were redistributed for prevention due to lis pendens with other cases that are already being prosecuted before such judgment. In the same period, the Conflict of Jurisdiction was judged to define the Judge Belizário de Lacerda as competent to process the appeals related to this liability action, a judgment that became final on August 23, 2021.

On August 26, 2021, the judgment of the 1st State Public Treasury Court of the district of Belo Horizonte revoked the decision that had partially granted the preliminary injunction of the Public Ministry of Minas Gerais, regarding the presentation of a suitable guarantee. At the same time, the attachment of the liability action filed by the Public Prosecutor’s Office of Minas Gerais against the Tüv Süd Bureau and Tüv Süd SFDK was determined.

Subsequently, in view of the incompetence of the Brumadinho court and the redistribution of the records to the 1st State Public Treasury Court of the district of Belo Horizonte, the TJMG judged the interlocutory appeal initially filed by Vale to be impaired in view of the preliminary decision issued by that court.

On September 23, 2021, the Public Prosecutor’s Office of Minas Gerais filed an interlocutory appeal against the decision handed down by the 1st State Public Treasury Court of the district of Belo Horizonte, postulating, as a preliminary injunction, the unavailability of assets and values of Vale in the amount indicated in the liability action and, on the merits, the reform of the first degree decision before the TJMG with a view to seeking the definitive unavailability of assets and values until the final judgment of the action. The Judge-Rapporteur, when analyzing the appeal, rejected the preliminary injunction. Against this decision, the Public Ministry of Minas Gerais filed an internal appeal.

On October 25, 2021, Vale presented a counter-draft to the appeals filed by the Public Procesutor’s Office of Minas Gerais in view of the decision rendered by the 1st State Public Treasury Court of the judicial district of Belo Horizonte.

On January 10, 2022, the Court of Appeals of the State of Minas Gerais determined that the judgment of the Interlocutory Appeal (filed by the MPMG in view of the preliminary decision issued by the 1st State Public Treasury Court of the district of Belo Horizonte) shall wait for the final judgment of the Conflict of Jurisdiction.

On February 3, 2022, Vale presented a counter-draft to the interlocutory appeal filed by the Public Prosecutor's Office of the State of Minas Gerais in view of the change in jurisdiction, raising, in preliminary, that the appealed decision became moot with the decision on the motion for clarification filed by Vale. Subsequently, the Reporting Justice ordered the subpoena of the appellant to comment on the preliminary injunction requested by Vale.

On February 7, 2022, the confirmation of the final and unappealable Conflict of Jurisdiction was added to the Liability Action file, which defined that Judge Belizário de Lacerda of the 7th Civil Chamber of the Court of Appeals of Minas Gerais is competent to judge the appeals related to this action.

On May 3, 2022, the records of the Interlocutory Appeal were sent for conclusion.

Currently, on appeal, still pending the judgment of the two appeals filed by the MPMG against (i) the decline of competence of the Brumadinho court to the 1st State Public Treasury Court of the judicial district of Belo Horizonte and (ii) the decision that has rejected its request for injunctive relief by the court of the 1st State Public Treasury Court of the judicial district of Belo Horizonte are pending.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a Liability Action filed by the Public Prosecutor’s Office of the State of MG, based on Law 12,846/2013. In addition to the reputation and image risk to VALE, the judgment may determine that the Company pay a fine calculated on the annual gross revenue of 2018, in the percentage of 5 to 20%.
Notes	Not applicable.

24) Case n. 5003202-20.2019.8.13.0090
Court	1st Civil, Criminal, Child and Youth Court of the Judicial District of Brumadinho
Instance	1st Instance
Date filed	12/05/2019
Parties to the lawsuit	Norma Saraiva Soares and others (“Plaintifs”); Vale S.A., COPASA and State of Minas Gerais (“Defendants”)
Amounts, assets or rights involved

The amount attributed to the case was BRL 231,000.00.

The updated amount as of 12/31/2021 was correspondent to BRL 334,350.04. This is, however, a declaratory action, without a request for Vale to pay the aforementioned amount. Matter that has implications for water supply works in the metropolitan region of Belo Horizonte (obligation signed in “TC Água”, together with MPMG).

Main facts

The Plaintiffs filed a Declaratory Action for the Nullity of an Expropriation Decree with a Request for the Exhibit of Documents, requesting a preliminary injunction for the suspension of the effects of State Decree No. Vale deposited BRL 5,000,000.00 (five million reais) in court as compensation. Finally, they asked for a declaration of nullity of the Decree. The aforementioned Decree declared the public utility of several properties in Brumadinho/MG, for the purpose of implementing the new water capture system from the Paraopeba River, necessary for the water supply of the metropolitan region of Belo Horizonte, which is subject to the Commitment Term signed between Vale and the Public Ministry of Minas Gerais (“TC Água”).

Any declaration of nullity of the Decree would remove the nature of public utility from the property. As a consequence, it could prevent the performance of works and activities in the areas, necessary for the implementation and maintenance of the new water collection network that is subject to “TC Água”.

On January 15, 2020, the Plaintiffs amended the complaint, giving up only the request for Vale to judicially deposit BRL 5,000,000.00.

On Wednesday, February 12, 2020, Vale filed a preliminary statement requesting the dismissal of the preliminary injunctions filed by Plaintiffs.

On March 9, 2020, a decision was rendered rejecting the injunctions of the Plaintiffs.

On April 3, 2020, the Plaintiffs filed an Interlocutory Appeal against the decision that rejected the preliminary injunction.

On April 7, 2020, the State of Minas Gerais filed a defense, asking for the recognition of its illegitimacy to appear as a Defendant in the process and the judgment for dismissal of the action.

On April 13, 2020, Vale submitted a Counter-Draft to the Interlocutory Appeal, asking for the appeal to be dismissed. COPASA and the State of Minas Gerais submitted a Counter-Draft in the same direction (on May 14 and June 9, 2020, respectively).

On April 15, 2020, the Minas Gerais Court of Appeals rejected the request for an appeal filed by the Plaintiffs/Appellants.

On April 28, 2020, COPASA filed a defense, requesting the dismissal of the action.

On May 21, 2020, Vale filed a defense, asking for the recognition of its illegitimacy to appear as a Defendant in the process and the judgment for dismissal of the action.

On September 25, 2020, an order was issued determining specification of evidence.

On November 17, 2020, Vale filed a petition requesting dismissal of the case without resolution of merits and, successively, judgment of groundlessness.

On June 12, 2021, a final and unappealable judgment certificate was attached to the Interlocutory Appeal, in which the TJMG recognized the appeal by the Plaintiff became moot.

The case is in the investigation phase, awaiting a court decision on the request for an early judgment of the dispute.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

Inestimable. The relevance of the action derives from the matter under discussion, since the continuity of validity of the Decree is essential for the works of water supply in the metropolitan region of Belo Horizonte and compliance with the TC Water signed with the MPMG. There are, therefore, implications for the Company's image. The purpose of the Decree is the declaration of public utility of several properties in Brumadinho/MG, for the purpose of implementing the new water capture system from the Paraopeba River, necessary for the water supply of the metropolitan region of Belo Horizonte.

Any declaration of nullity of the Decree would remove the nature of public utility from the property. As a consequence, it could prevent the performance of works and activities in the areas, necessary for the implementation and maintenance of the new water collection network that is subject to “TC Água”.

Notes	Not applicable.

25) Case no. 1000504-03.2020.4.01.3822
Court	12th Federal Civil and Agrarian Court of the SJMG of the Judiciary Section of Belo Horizonte
Instance	1st Instance
Date filed	03/12/2020
Parties to the lawsuit	Federal Public Prosecutor’s Office, Municipality of Barra Longa, Samarco Mineração, Renova Foundation, Vale, BHP Billiton Ltda.
Amounts, assets or rights involved	The amount attributed to the case was BRL 32,588,712.00, which, updated until December 2021, represents BRL 34,395,102.34

Main facts

This is a public civil action filed by the Federal Public Prosecutor’s Office, through which it intends to order that the defendants pay the full cost of the implementation of the Barra Longa Health Action Plan, in favor of the Unified Health System - SUS, including through transfers that are necessary to the municipality of Barra Longa.

On March 30, 2020, Renova filed a petition requesting the rejection of the request for urgent provisional relief and that the competence of the 12th Federal Court of Belo Horizonte/MG be recognized and consequent remittance to that Honorable Judge.

On April 13, 2020, the Municipality of Barra Longa requested its registration as an interested third party.

On April 14, 2020, an Opinion of the MPF was added defending the jurisdiction of the Judiciary Subsection of Ponte Nova and reiterating the request for granting urgent relief.

On April 16, 2020, a decision was rendered recognizing the lack of jurisdiction of the Judiciary Subsection of Ponte Nova, determining the remittance of the case to the 12th Federal Court of Belo Horizonte and not acknowledging the preliminary injunctions.

On May 26, 2020, the companies submitted challenges supporting the illegitimacy of the Federal Public Ministry to file the action.

On July 29, 2020, a judgment was handed down declaring the process extinct for lack of procedural assumptions, accepting the active illegitimacy of the MPF. On the same date, the Municipality of Barra Longa proposed a similar action in the amount of BRL 2,800,000.00 (no. 1024832-63.2020.4.01.3800), requiring full funding for the implementation of the Barra Longa Health Action Plan, in in favor of the Unified Health System – SUS, including through transfers that are necessary to the municipality of Barra Longa; and that the Renova Foundation is compelled to continue funding and carrying out the transshipment of solid waste, as well as its final destination, until the CIF approves the request made by the Municipality of Barra Longa, and the duly licensed transshipment station is delivered to the Municipality. On September 10, 2020, the Term of Agreement signed between the parties regarding the implementation of the Barra Longa Health Plan was ratified; and, on October 5, 2020, the Agreement regarding the implementation of a definitive solution regarding the transshipment and final disposal of solid waste was approved, and the case was dismissed.

On August 19, 2020, the MPF filed an Appeal against the Judgment. The companies submitted Counter-arguments on February 10, 2021.

On March 19, 2021, the MPF requested the immediate submission of the case to the Regional Federal Court of the 1st Region, pursuant to § 3 of art. 1010, of the CPC.

On May 6, 2021, the case was sent to the Federal Regional Court of the 1st Region for analysis of the appeal.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Federal Public Prosecutor’s Office, requesting the cost of implementing the Barra Longa Health Action Plan, in the context of compensating damages resulting from the rupture of the Fundão dam.
Notes	Not applicable.

26) Case n. 5000885-66.2020.8.13.0461
Court	1st Civil Court of the Judicial District of Ouro Preto
Instance	1st Instance
Date filed	04/07/2020
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais x Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 1,000,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. The updated amount as of December 31, 2021 was BRL 1,146,986,400.00.

Main facts

This is a preliminary injunction, distributed by dependence to ACP Doutor (n. 5000435-60.2019.8.13.0461), aiming at the adequate protection of individual, collective and diffuse rights of an economic, social and cultural nature of the existing communities to downstream of the Doutor dam belonging to the Timbopeba Mine complex, which were surprised with a compulsory removal during the traffic restrictions imposed due to the new coronavirus pandemic.

On April 13, 2020, a decision was rendered determining the filing of the case by lot, since there is no relationship between the requests of this and the other case to which it was linked. Subsequently, the case was filed in the 1st Civil Court of the District of Ouro Preto. Vale filed a statement on the same date.

On April 14, 2020, the requested injunction was partially granted, imposing on Vale compliance with several measures, as well as blocking, via BACENJUD, of BRL 50 million.

On May 8, 2020, the statement of defense was filed by Vale.

On June 2, 2020, the amendment to the complaint was presented by the Public Prosecutor's Office. On June 15, 2020, a decision was rendered partially granting the main requests formulated in the amendment, as well as those for urgent relief, increasing the amount of the previously granted blocking to BRL100 million. On July 1, 2020, the statement of defense to the amendment was presented by Vale.

On September 10, 2020, a decision was rendered partially upholding the plaintiff's requests, recognizing Vale's responsibility for the damage caused as a result of the process of removal of families residing in the area to be potentially affected in the event of the failure of the Doutor dam, in the District of Antônio Pereira, in Ouro Preto, and, consequently, imposing it to full remedy. It also reversed the burden of proof and considered the process to be pretried. On September 28, 2020, Vale filed a Motion for Clarification against this decision. On October 2, 2020, the Public Prosecutor’s Office filed a Motion for Clarification.

On October 15, 2020, the Public Prosecutor’s Office filed counter-arguments to the Internal Appeal filed by Vale. On October 26, 2020, Vale filed counter-arguments to the Motion filed by the MPMG.

On November 15, 2020, a decision was rendered acknowledging the Motion for Clarification and partially granting the appeal of the first objecting party (VALE S.A) and fully granting the appeal of the second objecting party (Public Prosecutor’s Office of the State of Minas Gerais).

On December 17, 2020, an official letter was attached requesting the transfer of the amount of BRL 50,000,000.00, deposited in court account n. 2500118674749, as well as its legal additions, if any, for the benefit of Vale.

On March 22, 2021, an order was issued ratifying the choice of the entity Instituto Guaicuy to perform the independent technical advisory activities and determining the summons to Vale to make the judicial deposit in the amount of BRL 41,678.00, by way of anticipation of fees.

On April 26, 2021, Vale petitioned for the removal, albeit compulsory, by the Civil Defense, of all families still resident or squatters in the ZAS.

In parallel, Work Plans of the Guaicuy Institute and GEPSA-UFOP were joined and challenged. On August 9, 2021, an order was issued determining a hearing to discuss the plans, which took place on September 21, 2021. On the occasion, Vale requested an attempt at conciliation before the 2nd degree CEJUSC, and a mediation session was held on February 2, 2022 at the TJMG. The parties remain in negotiations with CEJUSC to conclude an eventual agreement.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office of the State of Minas Gerais with a view to repairing and adopting measures in the event of a rupture of Doutor dam, and the loss of the process may cause significant financial losses to the Company.
Notes	Not applicable.

27) Case No. 1035519-02.2020.4.01.3800
Court	14th Federal Civil Court of SJMG/TRF1
Instance	1st Instance
Date filed	08/31/2020
Parties to the lawsuit	FEDERAL PROSECUTOR’S OFFICE - MPF (plaintiff), VALE (defendant), CVM (defendant) and ANM (defendant)
Amounts, assets or rights involved	The amount attributed to the case was BRL 20,000,000.00, however, in practice, this is an inestimable value, given that the MPF requested judicial intervention in VALE's governance system. The updated amount as of December 31, 2021 was BRL 22,880,614.00.
Main facts

This is a public civil action filed by the Federal Public Prosecutor’s Office against Vale S.A., the National Mining Agency - ANM and the Securities and Exchange Commission - CVM, requesting the conviction of the defendant Vale S.A. to implement a complete restructuring of its internal security and disaster prevention policies, by carrying out judicial intervention in its governance system, with the elaboration and implementation of a governance restructuring work plan, as well as the appointment of an intervener and the hiring of an independent auditor, at VALE's expense. Finally, it requested, as a coercive measure, the prohibition of the payment of dividends or interest on equity. The plaintiff alleges that VALE has developed an internal culture of contempt for environmental and human risks arising from the activity it performs. With this, it takes advantage of the profit from its operations and, at the same time, puts society at risk, suffering from the effects of the mining company's irresponsibility, as in the Mariana and Brumadinho disasters.

VALE presented its answer on October 28, 2020. ANM and CVM submitted their statement of defense on November 5, 2020 and November 20, 2020, respectively.

After analyzing the arguments, on March 5, 2021, the court handed down a judgment dismissing the requests of the Federal Public Prosecutor’s Office.

On April 29, 2021, an appeal was filed by the MPF. Subsequently, the counter-arguments of Vale, ANM and CVM were presented, and, as of March 31, 2022, a decision is still pending.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Immeasurable, since it is a request, by the MPF, for judicial intervention in VALE's governance system. Even though the prognosis is remote, the risk to VALE's reputation remains, as it is yet another lawsuit filed against the Company, added to the rationale of lawsuits already filed, as well as the content of the lawsuit.

Notes	The judgment has not yet become final and may be appealed by the MPF.

28) Process n. 5002387-92.2021.8.13.0400
Court	2nd Civil, Criminal and Penal Executions Court of the District of Mariana
Instance	1st Instance
Date filed	08/31/2020
Parties to the lawsuit	PUBLIC PROSECUTOR’S OFFICE OF THE STATE OF MINAS GERAIS - MPMG (plaintiff), VALE (defendant), SAMARCO (defendant) and BHP (defendant)
Amounts, assets or rights involved	Obligation to pay an amount, consisting of an amount corresponding to the minimum due to compensation for material and immaterial damages borne by the registered victims, in the amount of BRL 2,450,770,051.25, which, updated until December 31, 2021, represents BRL 2,803,756,176.98.
Main facts

This is Satisfaction of Judgment filed by the Public Prosecutor’s Office of the State of Minas Gerais against Vale, Samarco and BHP, in view of the alleged situation of non-compensation of those affected by the Fundão Dam Failure. The intention is that the lawsuit is divided into two stages. The first one claims, as a preparatory act for compliance, the deposit in an account linked to the Court, of the amount obtained by arithmetic calculation, understood as a supposedly uncontroversial and minimal portion.

In the second one, it is claimed a) the liquidation of the judicial bond produced by the approval of the agreement term, complementing the cognitive activity, as to the quality of injured person and the extent of the damage, and b) the fulfillment of the right and net individual bond, proceeding with the deposit of the amount due to each victim individually.

In this sense, the plaintiff requests the global amount of BRL 2,450,770,051.51 as compensation for material and immaterial damages borne by the registered victims.

On February 24, 2022, the defendants submitted a defense, demonstrating the absence of non-compliance with the agreements signed in the Public Civil Actions of Mariana, nor of resistance to the payment of compensation to those affected by the rupture. It was evident, on the contrary, that the Renova Foundation has made all efforts to compensate all the people who suffered damages, and that the delays observed in the presentation of compensation proposals by the Renova Foundation are duly justified by the lack of organization in the presentation of the information that subsidize the elaboration of such indemnity proposals by Cáritas Brasileira, over the years 2018 and 2019. In addition, preliminarily, the companies alleged the MPMG's active illegitimacy to claim liquidation of a collective judgment of individual and homogeneous rights available.

In April 2022, the Public Prosecutor's Office of Minas Gerais presented a challenge to the defendants' answer.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action is demonstrated since it deals with Satisfaction of Judgement of the MPMG, with a high value of the case and dealing with amounts of compensation due to those affected by the rupture of the Fundão Dam.
Notes	The calculation of the MPMG to reach the minimum amount claimed as indemnity amount was demonstrated in the initial petition through a mathematical formula, based on information collected by the Technical Advisory, Cáritas Brasileira, during the registration of those affected.

29) Case n. 5006199-05.2021.8.13.0090
Court	1st Civil, Criminal, Child and Youth Court of the Judicial District of Brumadinho
Instance	1st Instance
Date filed	12/02/2021
Parties to the lawsuit	Municipality of Brumadinho x Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case had been BRL 10,000,000.00. However, with the addition to the complaint, the amount was fixed at BRL 12,047,727,902.41.

Main facts

This is an ordinary action filed by the Municipality of Brumadinho against Vale in which it seeks compensation for alleged individual property and off-balance sheet damage suffered by the municipality. It requests the blocking of the amount of 5 billion reais and the payment of BRL 3,788,394.32 as an average of CFEM collection. In the end, it requests that the Company be ordered to pay (i) moral damages, for the alleged damages to its image and reputation, in the amount of BRL 1 billion; (ii) emerging damages, given the increase in public spending; (iii) “loss of profits”, in view of the loss of collection until 2034 (expected depletion of the CFJ Mine).

On December 15, 2021, Vale filed an undertaking memorial requesting the termination of the action due to the res judicata of the Comprehensive Remedy Agreement or, if not understood, requesting declaration of lack of jurisdiction of the court.

An order was rendered on December 16, 2021, giving the plaintiff permission to amend the complaint to correct the value of the case and justify the request for free legal assistance. The amendment was made by the plaintiff on February 10, 2022.

Vale contested the lawsuit on February 3, 2022, and as of March 31, 2022, trial is still pending.

On May 2, 2022, a decision was rendered rejecting the free legal aid claimed by the Municipality of Brumadinho.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The relevance of the action arises from the fact that it is an ordinary action filed by the Municipality of Brumadinho in which it requires compensation for alleged individual damages suffered, and the precedence of the action may cause a relevant financial disbursement to the Company. Even though the prognosis is remote, the risk to VALE's reputation remains, as it is yet another lawsuit filed against the Company, added to the rationale of lawsuits already filed, as well as the content of the lawsuit.
Notes	Not applicable.

30) Case no. 5023635-78.2021.8.13.0024
Court	5th State Civil Court of the Judicial District of Belo Horizonte - TJMG
Instance	First
Date filed	02/24/2021
Parties to the lawsuit	MPMG X VALE, SAMARCO, BHP and Fundação Renova
Amounts, assets or rights involved	BRL 500,000,000.00 equivalent to the value of the claim, which, updated until December 31, 2021, represents BRL 545,336,800.00.

Main facts

Action proposed by the Public Prosecutor’s Office of Minas Gerais, alleging that remedying the damage caused by the rupture of the Fundão dam, in the way that FUNDAÇÃO RENOVA has been doing, would be inefficient due to management failures attributable to Renova itself, and requires the Intervention in the Foundation, in preliminary order, so that the Justice Institutions assume the governance of the remedy. In the context of definitive protection, the MPMG requires (i) Extinction of Renova and its replacement by new governance of the remedial measures; (ii) ordering the companies jointly and severally to repair the material damages caused by the misuse of purpose and illicit acts practiced at and through the Foundation, to be determined in the settlement of the judgment; without prejudice to the civil and criminal measures to be adopted against the directors who contributed to the practice of illicit acts; and (iii) ordering the companies jointly and severally to remedy moral damages caused by the misuse of purpose and illicit acts practiced at and through the Foundation, in the amount of BRL 10 billion.

On March 1, 2021, the defendants submitted a statement requesting the recognition of competence and remittance of the case to the 12th Federal Court and the subpoena of the Government, the states of Minas Gerais and Espírito Santo to submit a statement about their interest in the case.

On March 4, 2021, a decision was rendered determining that "the requests for Provisional Urgency Relief will be analyzed, after the response of the requested parties, or the lapse of the period for that, considering the peculiarities of the case, the effects of any granting”.

On March 10, 2021, the MPF presented a statement defending the jurisdictionof the State Court to analyze the case and reiterating that the federal interest, sufficient to justify the intervention of both the Federal Government and the MPF, in the case, would be a possible legal interest, there is only interest in remedying the damage, with the Renova Foundation being a mere instrument for this outcome.

On March 22, 2021, the Attorney General's Office manifested itself in the case file, requesting the application of Precedent No. 150 of the Superior Court of Justice and requesting the remittance of the case to the Federal Court.

The defendant companies and the Renova Foundation submitted their respective challenges on March 22, 24 and 26, 2021.

The Federal Government raised a positive conflict of competence before the STJ on May 21, so that the competent jurisdiction of the 12th Federal Court to try and judge the action is declared. In the context of an injunction, it requested that the case be suspended and the Federal Court appointed to decide on urgent matters, since a decision on the MPMG's request for intervention in the Foundation is imminent.

On May 25, 2021, a decision was rendered by Minister OG Fernandes granting the preliminary injunction sought by the Federal Government and indicating as provisionally competent the judgment of the 12th Federal Court for the consideration of urgent matters.

On May 25, 2021, a decision was rendered canceling the conciliation hearing scheduled for May 26, 2021, due to the decision of the conflict of competence that determined the suspension of the case.

On June 11, 2021, the Renova Foundation filed a Motion for Clarification against the decision of May 25, 2021, requesting that the omission pointed out, regarding the analysis of the harmful relationship of the MPF as a signatory of the TAC-Governance and participation in the elaboration of the complaint itself.

On August 10, 2021, a decision was rendered considering the grant given by the STJ in the records of Conflict of Jurisdiction No. 179,834, determining the suspension of the case. However, urgent decisions will be considered by the 12th Civil and Agrarian Court of Belo Horizonte – SJ/MG.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. Allegation that the Renova Foundation, whose sponsors are the companies Vale, Samarco and BHP, had committed illegal acts and was acting with a misuse of purpose in the context of repairing and compensating for the damage caused as a result of the Fundão dam failure. Alleged lack of independence between the Renova Foundation and its sponsoring companies, leading to a controversial repair management model, led by the “damage-causer” (Samarco and its shareholders, Vale and BHP). Renova's internal management failures, which would have led to the disapproval of its accounts for the year 2019. In the event of a court decision extinguishing the Renova Foundation, as a consequence, a new model of reparation may be discussed or determined involving the companies Samarco, Vale and BHP, which demonstrates the relevance of the action for the Company.
Notes	Not applicable.

31) Case no. 1013658-23.2021.4.01.3800
Court	13th Federal Civil Court of the Judiciary Section of Minas Gerais
Instance	First
Date filed	03/23/2021
Parties to the lawsuit	State of Minas Gerais - Attorney of the Legislative Assembly (Applicant); Vale S.A., Federal Government and ANTT (Defendants)
Amounts, assets or rights involved	BRL 1,000,000.00, equivalent to the value of the claim and the 3rd Amendment to the Concession Agreement for the Vitória a Minas Railroad. Despite the indicated value of the action, the impacts on Vale's business are priceless.

Main facts

On March 23, 2021, a complaint was filed based on alleged irregularities linked to, or produced by, the 3rd Amendment to EFVM Concession Agreement held by Vale, namely: (i) lack of clear definition regarding the items in the asset base worksheet; (ii) lack of provision for the possibility that the Granting Authority will gloss items unduly included in the asset base; (iii) the fact that the list of reversible assets would be prepared “unilaterally by Vale S.A., and the Granting Authority could only consult and inspect this list”; (iv) the fact that the study of demand for iron ore transported in the EFVM, which was prepared prior to the execution of the 3rd Amendment, as required by article 8, §1, item III, of Law No. 13,448/2017, would have been produced “unilaterally, given that it was based on information provided only by Vale; (v) the fact that the 3rd Amendment would have an undetermined subject matter, in alleged violation of the provisions of article 104, item II, of the Civil Code, insofar as it "establishes the possibility for ANTT to determine, if it so wishes, the making additional investments in the future”, which, he claims, would also violate article 7 of Law No. 13,448/2017, which establishes that the agreement contains the schedule of mandatory investments foreseen; (vi) the fact that the value of the grant to be paid by Vale to the Federal Government (ANTT) until 2057 as a result of the 3rd Amendment and the extension of its Concession Agreement would have been calculated in an allegedly irregular manner and would be insufficient for adequate protection in the public interest; (vii) the fact that the alleged "insufficient investments planned for the railway sector in the State of Minas Gerais" would result from the execution of the 3rd Amendment and the reversal of the revenue earned by the Federal Government (ANTT), as a result of the provision of the service granted to Vale and the consequent payment of the grant, in investments in the federal rail network, including through the so-called “cross investments”.

As a preliminary point, the ACP requires the immediate suspension of the contractual execution of the 3rd Addendum or, alternatively, the provisional suspension of the contractual performance only in order to avoid the advance payment of the grant by Vale to the Federal Government / ANTT.

Definitively, the declaration of nullity of the 3rd Amendment is required due to the “extrapolation of the Federal Government's administrative discretion in the extension of the concession, harmful to the constitutionally recognized autonomy of the States (CR, art. 18, caput) and contrary to the fundamental precept of the Federative Pact that sustains the integrity and national Government (CR, art. 1) and, also, due to the various illegalities contained in the agreement", especially due to the alleged "distortion of the application of the early extension mechanism instituted by the Law No. 13,448/2017 (...) to circumvent the need for bidding for the exploitation of public assets and allocate to the National Treasury funds that should be reversed in new investments in transport infrastructure”, or, alternatively, to determine to the defendants (Vale, União and ANTT) to regularize the irregularities in the 3rd Addendum pointed out in the initial petition “in order to determine the application action of the balance of the grant for the benefit of the States of Minas Gerais and Espírito Santo, as a condition of validity of the legal transaction of anticipation of the extension of the EFVM concession to Vale”.

On March 24, 2021, the Federal Government requested a subpoena from the Federal Attorney General's Office to provide an opportunity to present a prior defense. On March 24, 2021, an order was issued summoning the Defendants to comment on the preliminary injunction within 72 hours and determining their summons to file a defense within 15 working days. On March 29, 2021, subpoenas and summons were issued. On April 2, 2021, Vale petitioned raising the existence of preliminary issues that require the termination of the process without resolution of the merits and requesting the dismissal of the injunction sought. On April 4, 2021, ANTT manifested itself in the same direction. On April 16, 2021, a challenge was filed by Vale. On April 19, 2021, the statement of lack of pleading capacity of the Attorney of the State Senate of Minas Gerais was accepted, and the lawsuit was terminated without resolution of the merits.

On May 13, 2021, an appeal was filed by the State of Minas Gerais. On January 23, 2022, the Federal Public Prosecutor’s Office issued a favorable opinion to the dismissal of the appeal and recognition of the active illegitimacy of the State Senate of Minas Gerais. However, it opined, for procedural economy, that the case file should return to the first instance for the expression of possible interest of the Executive Power of the State of Minas Gerais in joining the action as plaintiff. Appeal not yet decided.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In the event of loss, part or all of the 3rd Amendment to the Concession Agreement for the Vitória a Minas Railroad (EFVM), held by Vale S.A., may be annulled, thus impairing the early extension of the Concession Agreement and/or the feasibility advance payment of the grant by Vale, under the terms of the 3rd Amendment.
Notes	In the first instance, the case was dismissed without resolution of the merits. Awaiting judgment of the appeal by the Court.

32) Case no. 1023835-46.2021.4.01.3800
Court	15th Federal Civil Court of the Judiciary Section of Minas Gerais
Instance	First

Date filed	05/11/2021
Parties to the lawsuit	Federal Public Prosecutor’s Office, Public Prosecutor’s Office of the State of Minas Gerais, Public Defender's Office of the Federal Government, Public Defender's Office of the State of Minas Gerais and Public Defender's Office of the State of Espírito Santo (Plaintiff); Vale S.A., Samarco, BHP Billiton and Renova Foundation
Amounts, assets or rights involved	Amount attributed to the case of BRL 84,453,846.90, which, updated until December 31, 2021, represents BRL 89,998,436.19.
Main facts

On May 11, 2021, a complaint was filed based on the alleged illegitimacy of the advertisements for the remediation activities carried out from the perspective of the polluting and maintenance companies of Renova, since, being interested parties, they would be guided by the guidelines of the private initiative and enhancement of their own image through the publication of data in favor of polluters, and not from the perspective of the fundamental right to the environment and the individual and collective rights of those directly affected by the tragedy and that the expense with the production, placement and promotion of the advertising campaign would offend the principle of centrality of the victim's suffering, consumer legislation, the right to information, the principles of prevention and precaution, as well as the guidelines established in the TTAC and other agreements signed with the various public bodies.

As a preliminary point, the ACP requires the immediate suspension of the broadcasting of advertisements, the abstention from carrying out new expenses related to advertisements and publicity campaigns, the disclosure of an official note sustaining that the campaigns already broadcast would be based on partial technical-scientific conclusions and the realization of a new campaign informing the persistent doubt about the current conditions of water quality and toxicity of the tailings in order to prevent contamination and exposure of the affected population to risks.

In addition, they demand the condemnation of the payment of indemnity for collective pain and suffering in an amount not less than BRL 56,302,564.60, equivalent to twice the amount allocated to advertising campaigns carried out by Fundação Renova and that the expenses incurred in advertising be reimbursed, which total BRL 28,151,282.30.

On May 20, 2021, the Federal Government requested the subpoena of the Interfederative Committee - CIF to manifest itself in the records, given that the demand in question directly affects its duties.

On May 21, the Renova Foundation filed a petition requesting a preliminary analysis regarding the jurisdiction over this citizen suit, so that the jurisdiction of the 12th Federal Court of Belo Horizonte is recognized, and the rejection of the request for urgent relief.

On August 19, 2021, an order was issued granting the suspension of this action for 120 days, in view of the Letter of Assumptionssigned within the scope of the National Council of Justice "CNJ", which, among the various stipulations, provides for the suspension of this action.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. Allegation that the Renova Foundation, whose sponsors are the companies Vale, Samarco and BHP, had committed illegal acts and was acting with a misuse of purpose in the context of repairing and compensating for the damage caused as a result of the Fundão dam failure, specifically regarding expenses related to advertisements and advertising campaigns. In the event of a conviction by the Renova Foundation, as a consequence, the payment of compensation for collective pain and suffering in an amount not less than BRL 56,302,564.60, which, updated until December 31, 2021, corresponds to BRL 57,635,826.22, which demonstrates the relevance of the action for the Company, also from an institutional perspective.
Notes	Not applicable.

33) Case no. 1010780-28.2021.4.01.3800
Court	15th Federal Civil Court of the Judiciary Section of Minas Gerais
Instance	First
Date filed	03/10/2021
Parties to the lawsuit	Instituto Cidades (autor); Vale S.A., Agência Nacional de Transportes Terrestres – ANTT and Federal Government (defendants)
Amounts, assets or rights involved	BRL 2,000,000.00 (two million reais), equivalent to the historical value of the case

Main facts

On March 10, 2021 the public civil action was filed.

On March 23, 2021, a decision was handed down rejecting the preliminary injunction from Instituto Cidades which, among other measures, requested (a) immediate suspension of the execution of article 18 of the 3rd Amendment to the Concession Agreement for the Vitória Minas Railroad (EFVM); (b) the opening of an adequate period for the States of Minas Gerais and Espírito Santo to present projects to be incorporated into Annex 9 - Investment Obligations of the 3rd Amendment; (c) the distribution of the total amount of the grant provided for in sub-clause 18.1.1 of the 3rd Amendment is made to the States of Minas Gerais and Espírito Santo.

On March 30, 2021, Instituto Cidades filed an interlocutory appeal against the decision that rejected its preliminary injunction and requested, to the lower court, the reconsideration of the contested decision (in the scope of this interlocutory appeal, a decision was rendered rejecting the request of anticipatory relief deducted by Instituto Cidades and, therefore, maintaining the denial of its preliminary injunction in the public civil action at first instance).

On May 19, 2021, Vale submitted a request to join the dispute and challenge.

On August 27, 2021, an order was issued maintaining the decision that rejected the preliminary injunction.

On March 28, 2022 the Parties were summoned to specify the evidence they intend to produce, with Vale expressing a lack of interest in the production of evidence and pronouncing itself on the early judgment of the dispute.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	It has immeasurable value because it conveys declaratory requests of alleged illegality and nullity of clauses of the 3rd Amendment to the Concession Agreement for the Vitória Minas Railroad (EFVM) that is held by Vale. Therefore, the case discusses predominantly legal matters (alleged illegality and nullity of contractual clauses) that are not associated with values, contingencies or immediate economic benefits. In this sense, we emphasize that, in this case, any acceptance of the requests in the action will imply recognition of the nullity of the provisions of the 3rd Amendment, whose practical consequence will be the imposition of incalculable economic and financial losses to the concession currently held by Vale and, possibly, even the practical and legal infeasibility of the early extension of the EFVM Concession Agreement, which was formalized through the execution of such 3rd Amendment.
Notes	Due to the immeasurable value of the case, due to the potential impact it represents to Vale's business, the associated value of BRL 1.00 is indicated.

34) Process No. 5164648-65.2021.8.13.0024 - Incident of Piercing of Samarco’s Corporate Veil
Court	2nd Business Court of the District of Belo Horizonte
Instance	1st instance
Date filed	10/18/2021
Parties to the lawsuit	York Global Finance BDH, LLC – Citibank DTVM AS and others (“Plaintiffs”) and Samarco, Vale, BHP (together, “Defendants”)
Amounts, assets or rights involved	Considering the request for the assets and ownership rights of Vale and BHP to be affected for the payment of obligations subject to Samarco's judicial reorganization, the approximate amount of R$ 51,219,049,141.25 (liability listed in the Samarco's judicial recovery at the time of filing of the claim).

Main facts

On October 18, 2021, the plaintiffs filed the incident requesting, in summary, that the legal personality of Samarco Mineração S.A. be disregarded, with the consequent liability of its shareholders, Vale and BHP, for the liability listed in Samarco's judicial reorganization, in the amount of R$ 50,737,049.65, at the time of filing the demand.

On November 17, 2021, an order was issued determining the summons of the defendants.

On April 26, 2022, VALE and BHP filed a defense.

On May 9, 2022, Samarco filed an objection.

At the moment, a deadline for reply is awaited.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The amount involved in the incident exceeds BRL 50 billion, and it is certain that, in case the plaintiff's request is successful, it will be shared between Vale and BHP, with the credits held by the shareholders themselves against Samarco, referring mainly to contributions carried out at Fundação Renova, Samarco's primary obligation, and resources made available to Samarco to cover its basic expenses while operating. It is noteworthy, however, that the action is still at a very early stage, which makes it difficult to analyze more accurately the losses in the event of a loss.
Notes	Not applicable.

35) Process No. 5124030-78.2021.8.13.0024 - Incident of Piercing of Samarco’s Corporate Veil
Court	2nd Business Court of the District of Belo Horizonte
Instance	1st instance
Date filed	08/18/2021
Parties to the lawsuit	Public Ministry of Minas Gerais ("Plaintiff") and Samarco, Vale, BHP (together, "Defendants")
Amounts, assets or rights involved	The MPMG attributed the amount of R$ 51,219,049,141.25 to the incident (corresponding to the amount of the liability listed in Samarco's judicial reorganization at the time of its filing).
Main facts

On August 18, 2021, the MPMG filed the incident requesting, in summary, that the legal personality of Samarco Mineração S.A. be disregarded, with the consequent liability of its shareholders, Vale and BHP, for the total liabilities listed in Samarco's judicial reorganization, in the amount of R$50,737,049.65, at the time the lawsuit was filed.

In an injunction, the MPMG requested (i) the provisional seizure of the assets of Vale and BHP in the amount of the claims listed by Samarco in the request for judicial recovery; and (ii) the suspension of Samarco's judicial recovery process until the final judgment of the incident.

On August 19, 2021, a decision was rendered rejecting the preliminary injunctions made by the MPMG. On the same day, the summons of the defendants were issued.

On August 26, 2021, the MPMG notified the filing of an interlocutory appeal against the decision that rejected its preliminary injunctions (1837851-54.2021.8.13.0000).

On September 10, 2021, Vale filed a defense.

On November 5, 2021, the MPMG presented its reply to Vale's challenge.

On February 7, 2022, the Judicial Administration expressed its awareness of the incident, as well as the arguments deducted by the parties.

AI (1837851-54.2021.8.13.0000) - interlocutory appeal filed by the MPMG against the decision that rejected its preliminary requests:

On September 1, 2021, a decision was rendered rejecting the request for granting an appeal.

On September 14, 2021, Vale presented its counter-arguments to the appeal.

On April 20, 2022, the case was removed from the agenda and assigned to a face-to-face trial on June 8, 2022.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	The amount involved in the incident exceeds BRL 50 billion, and it is certain that, in case the plaintiff's request is successful, it will be shared between Vale and BHP, with the credits held by the shareholders themselves against Samarco, referring mainly to contributions carried out at Fundação Renova, Samarco's primary obligation, and resources made available to Samarco to cover its basic expenses while operating. It is noteworthy, however, that the action is still at a very early stage, which makes it difficult to analyze more accurately the losses in the event of a loss.
Notes	Not applicable.

(iv) Environmental

The tables below present an individual description of the processes of an environmental nature considered relevant to the business of the Company and/or its subsidiaries.

1) Case no. 0317.02.002974-8 - 0029748-94.2002.8.13.0317
Court	2nd Civil Court of the Judicial District of Itabira - Minas Gerais
Instance	1st instance
Date of filing	09/26/1996
Parties to the lawsuit	Municipal Government of Itabira (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	BRL 8,824,965,208.54 on December 31, 2021.

Main facts

The municipality of Itabira seeks compensation for the expenses it would have incurred with public services provided as a result of Vale's mining activity.

The proceeding was suspended at that time, pending the judgment of the writ of mandamus presented by Vale so that favorable evidence produced in another proceeding could be used in this proceeding (item 2 below).

In January 2012, the writ of mandamus was considered unfavorably to Vale. However, this procedure remained suspended at the time, as the court of first instance had not yet received from the Court of Appeals of Minas Gerais the information on the decision on the writ of mandamus. The parties submitted a joint petition on March 12, 2013, with a request to suspend the case in an attempt to reach an agreement.

On March 27, 2014, the case was suspended by agreement of the parties, but resumed its normal course as the parties failed to reach an agreement.

On November 19, 2015, an order was published asking the Municipality of Itabira to inform about the decision on the writ of mandamus.

On March 29, 2016, the Municipality of Itabira informed that Writ of Mandamus no. 1.0000.07.465984-8/000 was denied and fought for the summons of the Expert already appointed to produce the expert evidence.

On June 12, 2017, process was served on the municipality of Itabira for the same to express its opinion on the proposal for fees, under penalty of preclusion of the evidence.

On November 20, 2017, the record of the municipality of Itabira was received, in which the plaintiff requested the holding of a conciliation hearing, with the aim of reaching a settlement between the parties.

On June 11, 2018, the record was delivered in cargo to the Municipal Attorney's Office, being returned on June 20, 2018.

On August 15, 2018, the case was held by the judge under advisement.

On October 14, 2019, a Conciliation Hearing was held, however, without entering into an agreement. Awaiting the pretrial of the case and production of the expert evidence.

On February 12, 2020, the record was delivered in cargo to the municipal attorney's office.

On March 03, 2020, a petition was filed by the Municipality of Itabira, challenging the fee proposal presented by the appointed expert, requesting, in the end, the setting of fees in compatible values for carrying out the expertise, and if not possible, requires the appointment of another professional.

On March 6, 2020, a statement was filed by Vale, requesting that the Judge call the case to order, deciding on the preclusion of the expert evidence required by the Municipality since, when summoned to pay the fees, the Municipality was inert.

On February 3, 2021, record sent to the Municipal Attorney's Office and received on February 12, 2021.

On February 25, 2021, it was attached to the manifestation records and, subsequently, the case was held under advisement.

On June 22, 2021, a decision was rendered rejecting the Defendant's request for the preclusion of evidence and appointing a new expert. Interlocutory appeal filed by Vale on July 19, 2021, No. 0029748-94.2002.8.13.0317.

On July 25, 2021, a decision was rendered granting suspensive effect to the Appeal.

On December 19, 2021, a decision was rendered dismissing the Interlocutory Appeal. Motion for clarification with a request for modifying effects was filed by Vale on January 27, 2022.

Probability for loss	Total amount divided into possible loss (15%) and remote loss (85%).
Analysis of the impact in case of loss / Reasons for the relevance of the processfor the Company

Any unfavorable decision in the case would generate great financial losses for the Company, but there is no risk of interruption of activities.

Considering that the object of the public civil action is of a declaratory nature, there is no way to estimate, a priori, the total economic value involved in the case.

Notes	Not applicable.

2) Case no. 0317.02.007032-0
Court	1st Civil Court of the Judicial District of Itabira - Minas Gerais
Instance	1st instance
Date filed	08/22/1996
Parties to the lawsuit	Municipal Government of Itabira (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	BRL 8,806,688,935.00 (on December 31, 2021).

Main facts

Action brought by the municipality of Itabira, in the State of Minas Gerais, alleging that the operations of the iron mines in Itabira caused environmental and social damage and demanding the restoration of the site and the conduction of environmental recovery programs in the region. An expert opinion was carried out in this action, and the report issued jointly by the Brazilian Institute for the Environment and Renewable Natural Resources (“IBAMA”) and the State Foundation for the Environment (“FEAM”) was favorable to Vale. However, the Municipality requested the production of new expert evidence, which was granted by the judge. For this purpose, a multidisciplinary team from the Federal University of Lavras was designated. On November 6, 2012, a conciliation hearing was held, in which the request for suspension of the case until May 6, 2013 was granted, in order to attempt settlement between the parties. Considering that the suspension period had elapsed, the Municipality was summoned to comment on the value of the expert fees. In February 2014, the Municipality of Itabira's statement was presented in relation to the proposal for expert fees, requesting the revaluation of the amount of BRL 1,604,000.00, considering that the Municipality can provide some inputs, such as accommodation, food, and the plans, maps or sketches.

On May 7, 2015, an order was published determining the subpoena of the appointed expert to comment, as well as informing about the possibility of reducing the value of expert fees, within 10 (ten) days. On January 19, 2016, a petition for statement was filed by Vale, reiterating that the expert evidence to be prepared in this case was requested by the Municipality of Itabira, which is why the burden of its remuneration does not fall on the defendant company, in the exact terms of the article 33 of the Code of Procedure. On February 15, 2016, it was certified that the period of the Plaintiff, Municipality of Itabira, had elapsed, without the presentation of any statement. On June 6, 2016, another expert was appointed to replace him, pending the presentation of expert fees. On January 30, 2017, the case was delivered to the Municipal Treasury Attorney's Office. On January 30, 2018, the case was held under advisement.

On June 11, 2018, the case was handed over to the Itabira Municipal Treasury Attorney's Office and returned on June 20, 2018, with a request for a conciliation hearing.

On February 14, 2019, a conciliation hearing was held. Vale expressed interest in conciliation, which resulted in the suspension of the case until the technical report was added to the record of Public Civil Action no. 0029771-40.2002.8.13.0317, opportunity in which Vale will meet with the municipality and the Public Ministry to try to conciliate.

On February 22, 2019, a certificate was attached to the case, attesting to the distribution dates of the shares in which the municipality of Itabira and the company are involved, and have similar cause of action and request.

On March 23, 2019, the case was suspended by court decision.

On August 23, 2019, a decision was rendered determining the suspension of the case until the report in case 0317.02.0029977-1 was added.

On November 21, 2019, the record was handed over to the Public Prosecutor's Office.

On December 17, 2019, the record of the Public Ministry was received.

On August 10, 2020, official order (copies are awaited, given that due to the pandemic, secretarial service was and remains unavailable). The case remains suspended.

Probability for loss	Total amount divided into possible loss (7%) and remote loss (93%).
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

Any unfavorable decision in the case would generate great financial losses for the Company, but there is no risk of interruption of activities.

Considering that the object of the public civil action is of a declaratory nature, there is no way to estimate, a priori, the total economic value involved in the case.

Notes	Not applicable.

3) Case no. 0026295-47.2012.4.01.3700
Court	8th Federal Court of São Luís - Maranhão
Instance	1st Instance
Date filed	07/22/2012
Parties to the lawsuit	Maranhão Society of Human Rights, Indigenous Missionary Council (CIMI), Maranhão Black Culture Center - CNN (plaintiffs) and IBAMA and VALE (defendants).
Amounts, assets or rights involved	Inestimable.

Main facts

The public civil action aims to suspend the licensing process for the Expansion of the Carajás Railroad. To this end, the plaintiffs claim that the environmental licenses granted by IBAMA were based on an insufficient environmental study to characterize - globally - the impacts generated by the work, in addition to fragmenting the environmental licenses in order to distort the company's obligation for the environmental compensation due due to of the installation of the enterprise. In the end, after criticizing the required licensing model, the plaintiffs request a declaration of nullity of the licensing process.

In July 2012, the court granted the injunction requested, determining the suspension of all works and activities linked to the expansion of the Carajás Railroad. Vale and IBAMA submitted appeals (interlocutory appeals), with the objective of reversing the decision, as well as presenting to the Presidency of the TRF of the 1st Region (DF) a request for suspension of the preliminary injunction, sustaining (i) the risk of serious irreversible economic damages arising from the maintenance of that preliminary decision, as well as (ii) the fact that the environmental study prepared by Vale fully adhered to the terms of RES CONAMA 237, with no basis for the plaintiff's request related to the risk of serious socio-environmental imbalance. The suspension request was accepted by the Presidency of the TRF of the 1st Region, and the plaintiffs appealed against this decision (interlocutory appeals), but were not successful, maintaining the decision favorable to Vale.

In the first instance, Vale and IBAMA submitted their defenses, supporting (a) the regularity of the licensing process, (b) the clear definition, in the study, of all diagnoses regarding the impacts on areas and communities under the direct and indirect influence of the (including traditional communities), and (c) the need to respect IBAMA's competence and technical discretion to conduct and complete the environmental study. In a recent decision, the federal judge accepted the request of the Federal Public Defender's Office to join as the plaintiff of the dispute. Vale filed an appeal (interlocutory appeal) against this decision, in line with the opinion of the Federal Public Ministry (“MPF”), in the sense that the Public Defender's Office was illegitimate to participate in the dispute. The appealed decision was maintained, and the successive period for the Public Defender's Office, IBAMA and VALE to submit their statements was reestablished. The Public Defender's Office manifested itself reiterating the annulment of the Licensing and IBAMA was required to submit new information on the operation of the Railway and on the removal of families. After IBAMA's statement on August 12, 2014, the case was sent for analysis by the court. The preliminary injunction was rejected on September 15, 2014, and the State of Pará expressed its lack of interest in the dispute. On February 27, 2015, an order was published to acknowledge the beginning of Vale's term for manifestation about the licensing process joined by IBAMA.

On March 17, 2016, the production of expert evidence, required by Vale, which presented questions and technical assistants on April 5, 2016, was approved.

On December 5, 2016, the MPF filed a petition challenging the issues presented by Vale.

On May 23, 2017, the case was held under advisement for the judge of the action to decide on the acceptance of the requirements presented by Vale and the challenge presented by the MPF.

The parties await the order mentioned in the previous item and the production of the requested expert evidence.

The start of the judicial expertise was set for July 22, 2019, whose scope will be the analysis and verification of the regularity of the documents and information presented in the environmental licensing process of the enterprise.

The experts petitioned in the case file requesting an extension of the term on November 14, 2019, and the judge, on the same date, granted the request.

On December 9, 2020, an Expert Report was presented, which in the main aspects was favorable to the Company. For all of Vale's requirements, the report responded affirmatively and favorably. As for the consultation and the impacts on the communities, the report states that there were meetings and the study complied with the terms of reference. The parties have not yet been summoned to comment on the report, but Vale has already anticipated its statement and, on June 17, 2021, a statement was filed with highlights to the expert report, which reinforces the defense arguments and evidence in favor of Vale

Process migration to PJE is awaited.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Despite the completion of the EFC expansion works, any decision unfavorable to Vale could compromise EFC's operating license, impacting VALE's logistical operations for the outflow of production from the S11D Project.
Notes	Not applicable.

4) Case no. 0013741-46.2017.8.08.0024
Court	5th Court of State, Municipal Public Treasury, Public Records, Environment and Health
Instance	1st Instance
Date filed	05/25/2017
Parties to the lawsuit	Juntos SOS ES Ambiental Association (plaintiff) and Vale (defendant)
Amounts, assets or rights involved	Loss and/or limitation of the right to exploit artesian wells, payment of losses and damages (without settlement in the complaint), property (without settlement in the complaint) and moral (without settlement in the complaint) due to the allegation of diseases caused by the alleged contamination, as well as the payment of moral or collective equity compensation due to the alleged damage to diffuse rights (settled in the complaint in the updated amount of BRL 12,413,001.24 on 12/31/2021). The value of the case was assigned at BRL 100,000,000.00.

Main facts

This is a Public Civil Action filed by the Juntos SOS ES Ambiental Association against Vale, with a preliminary injunction for urgent relief and compulsory precept of obligation to do, in which the exploitation of artesian wells is questioned and the contamination of aquifers of Greater Vitória by Vale and its operation of the Tubarão Complex is alleged. Urgent relief was requested for Vale to (i) suspend the exploitation of artesian wells, (ii) adopt measures to eliminate the alleged contamination of the tanks, reservoirs and lagoons of its industrial park, (iii) submit evaluations in all the abstraction wells of water tanks, reservoirs and ponds, (iv) execute a plan for the improvement of sanitary treatment systems, (v) submit/execute projects for the implementation or expansion of high environmental risk projects and any other sources of great environmental impact, (vi) submit a hydrological study to assess water availability and the non-commitment of the Greater Vitória aquifer and (vii) submit authorization for the use of groundwater. The requests for urgent relief were not granted. On the merits, the Plaintiff requests that Vale be condemned to pay damages, property and moral, to those who suffered diseases caused by the alleged contamination, as well as the payment of collective moral or property compensation due to the alleged damage to diffuse rights, in the amount of BRL 10,000,000.00, giving the case the amount of BRL 100,000,000.00.

Vale was summoned on October 10, 2017, having presented its defense. On January 31, 2019, the Plaintiff filed an objection to the answer.

On February 6, 2019, a pretrial order was issued rejecting the preliminaries raised by Vale and determining the subpoena of the parties to submit the evidence they intend to produce.

On March 2, 2019, Vale filed an Interlocutory Appeal against this decision and the Plaintiff presented its counterarguments.

In parallel, given that the interlocutory appeal had not been granted suspensive effect, on November 25, 2020, an order was issued requesting a manifestation on the request for expert evidence and delimitation of its scope. Vale reiterated the terms of the Interlocutory Appeal and highlighted that this burden should fall on the Plaintiff.

On September 10, 2021, a mere expedient order was issued by which the magistrate, in addition to maintaining the dynamics of the burden of proof, took care of appointing an expert and subpoenaing the parties to submit questions and appoint technical assistants. On November 29, 2021, a petition was filed by the company, in compliance with the aforementioned order.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of adverse judgment, the Company will suffer losses in expressive amounts and priceless damages to its image.
Notes	Not applicable.

5) Case No. 0002383-85.2012.4.01.3905
Court	Federal Court of the Judicial Subsection of Redenção
Instance	1st Instance
Date filed	05/28/2012
Parties to the lawsuit	Federal Public Prosecutor’ Office (“MPF”) (plaintiff); Kakarekre Indigenous Association for the Defense of the Xikrin People of Djudjeko, Indigenous Association Tuto Pombo, Porekro Indigenous Association for the Defense of the Xikrin People of Cateté, Pore Kayapo Indigenous Association, Baypra Indigenous Association for the Defense of the Xikrin People of Oodja (“Assistant Co-Parties”); Vale, Fundação Nacional do Índio (“FUNAI”) and the State of Pará (“Defendants”).
Amounts, assets or rights involved	The amount is indefinite, given that it is a demand involving (i) indemnification amount that will depend on expertise for its determination, as well as (ii) the request to stop the Company's nickel operations in Onça Puma, in the State of Pará.

Main facts

In 2012, the MPF filed a Public Civil Action (“ACP”) against Vale, against the State of Pará and FUNAI, seeking the suspension of the nickel Company’s operations at the Onça Puma mine, in the State of Pará, due to the alleged impact on the Xikrin do Cateté and Kayapo indigenous communities located near the mining site. MPF argues (i) that the Company's operations would be contaminating the water of the Cateté River that crosses the Xikrin Indigenous Land ("TI"), (ii) that the Company failed to meet certain conditions arising from the environmental licensing of the mine undertaking de Onça Puma, and (iii) that the State of Pará should not have granted an environmental license for this project. Additionally, MPF requested the payment of compensation in favor of the indigenous people and the monthly deposit of BRL 1.0 million until the action becomes final and unappealable, for the benefit of the Xikrin and Kayapo indigenous villages.

On October 18, 2012, the court did not recognize the urgency of the preliminary injunction made within the scope of the ACP, having rejected such injunction requested by MPF.

On May 25, 2015, three years after the preliminary injunction was denied, the MPF submitted a request for reconsideration to the Redenção court, alleging that the operations of the Onça Puma mine were contaminating the Cateté River, causing damage to the health of indigenous tribes, and, as a result, reiterated the request to stop the project and pay monthly compensation in the amount of BRL 1.0 million for the benefit of the Xikrin and Kayapo indigenous villages.

On June 2, 2015, the Redenção court partially accepted the MPF's request, ordering Vale to deposit approximately BRL 400 thousand monthly, to be received and divided proportionally among the villages that make up the Xikrin TI.

On July 14, 2015, MPF filed an appeal claiming an increase in the monthly deposit obligation initially determined by the judge of Redenção, requesting that Vale be obliged to deposit the monthly amount of BRL 1.0 million per village affected by the project, as well as the immediate stoppage of the Onça Puma mine project. The Judge-Rapporteur granted the preliminary injunction made and fully accepted the request made by MPF.

On August 21, 2015, Vale presented a Writ of Mandamus (“MS”) addressed to the President of TRF 1, against this new preliminary decision to increase the indemnity and stop the activities of the enterprise.

On August 28, 2015, the Judge Inspector upheld the MS formulated by Vale, and granted an injunction in favor of the Company determining the suspension of the effects of the order that determined the stoppage of the Onça Puma mine undertaking and the (second) increase in the amount monthly to be deposited.

On September 16, 2015, due to this new decision in MS, the MPF submitted a request for suspension of security to the Minister President of the STJ, alleging a risk to public order and health. After collecting the manifestation of all interested parties (Vale, State of Pará and Indigenous Associations), the Minister President of the STJ recognized the risks alleged by the MPF and granted an injunction determining the suspension of the effects of the injunction obtained by Vale at the headquarters of MS, determining new stoppage of the Onça Puma mine and resumption of monthly deposits (BRL 7 million).

On October 29, 2015, the State of Pará filed an appeal to suspend the preliminary injunction to the Minister President of the STF, alleging that the stoppage of the project would bring a series of losses to the State. The Minister President of the STF determined that all interested parties should express their views on the request made by the State of Pará. On this occasion, Vale complemented the information presented by the State.

On December 16, 2015, the STF suspended the effects of the preliminary injunction granted by the STJ, therefore, releasing the operation of the Onça Puma mine, as well as determining the implementation within 120 days of the Management Plan and other mitigating measures. and compensatory measures for the impacts of the Onça Pumas project on the Indigenous Lands.

On June 15, 2016, the trial at the STF began on the appeals filed by VALE (ED) and the MPF (Agravo Regimental - AGR) against the order made by Min. President of the STF in the records of SL No. 933-PA/2016, which released the operation of the Onça Puma project and determined the implementation of the management plan and other mitigating measures within 120 days, under penalty of returning the monthly deposit obligation . Due to some doubts of the other ministers present, especially Min. Barroso, who asked for a view of the case, the trial was suspended.

On May 31, 2017, the judgment of SL no. 933/PA-2015 was resumed and Min. Barroso presented his vote to, differing from the initial rapporteur of the process (Min. Ricardo Lewandowisk), to revoke the decision that suspended the effects of the decision that determined the stoppage of the enterprise and payment of the monthly amount of BRL 1,000,000.00/month/village, thus returning the matter to the ordinary instances, as it was understood not to be paper of the STF to assess the factual issues.

On September 13, 2017, the judgment of AI No. 0042106-84.2015 took place, where the 5th Panel of the TRF 1st Region decided to partially accept the vote of the Judge-Rapporteur, and, as I support the Principles of Precaution and Prevention, determined the suspension of the Onça Puma project and reduced the amount of the monthly compensatory allowance from BRL 1 million/month/village to 1 minimum wage/indigenous person/month until Vale implements the PGE.

On September 15, 2017, Vale was notified of the judgment handed down by the 5th Panel of the TRF 1st region, and, in compliance with the court decision, suspended the activities of the operations of the Onça and Puma mines.

On September 22, 2017, Vale filed a Motion for Clarification (DE) against the decision handed down by the 5th Panel of the TRF 1st region, pointing out the obscurities of the decision, since the 5th Panel failed to analyze several arguments presented by the company, as well as as the highlighted contradictions.

On January 28, 2018, the expertise was carried out at the Onça Puma project, in the specialties of Civil Engineering, Forestry, Metallurgy, Limnology, Ichthyology, Geology, Social Assistance.

On October 23, 2018, the motions for clarification presented by Vale were judged and were dismissed, and the integrity of the judgment rendered in the records of interlocutory appeal 00042307-42.2016 was maintained, which determined the stoppage of the project and the payment of a monthly amount to the indigenous.

On November 6, 2018, the reports of the expert examinations carried out to date were added to the records of the Public Civil Action - Civil Eng. Civil, Eng. Forestry Eng., Metallurgy, Agronomy, Socioeconomy, Geology, Limnology and Biology –, which concluded that the Onça Puma project does not contaminate the Cateté River.

On December 12, 2018, Vale filed a Provisional Remedy Action (TC01 - Proc. 1036188-62.2018.4.01.0000), requesting the granting of suspensive effect to the Special Appeal and Extraordinary Appeal filed by Vale against the judgment that determined the stoppage of the Onça Puma mines and the payment of a monthly amount.

On January 7, 2019, the Municipality of Ourilândia do Norte entered the STF with a request for Suspension of Injunction (STP-PA 105/2019), presenting the damages that the municipality will suffer with the total stoppage of the Onça Puma project due to of the maintenance of the decision rendered by the TRF1stR, in the records of Interlocutory Appeal No. 00042307-42.2016.

On January 12, 2019, Min. The President of the STF ruled on the records of the request for Suspension of Provisional Guardianship submitted by the Municipality of Ourolândia do Norte (STP 105-PA/2019), postponing the consideration of the preliminary injunction until after the manifestation of the other interested parties and determined the subpoena of all.

On April 15, 2019, Min. President of the STF appointed a conciliation hearing for April 30, 2019.

On April 30, 2019, a conciliation hearing was held at the STF, where Vale presented a proposal for an agreement, which was refused by the indigenous people and the MPF. Due to the denial of conciliation, the records were concluded for the Minister President of the STF to decide on the request for release of the project.

On September 16, 2019, the Minister President of the STF issued a monocratic injunction fully releasing the operation of the Onça Puma project, as well as the withdrawal by the Xikrin of the amounts deposited by Vale in a judicial account.

On November 3, 2019, the indigenous associations reiterated the request for payment of the difference in amounts due to the increase in the population of the villages, requesting the payment of the complementation of approximately BRL 40 million. This request is still pending analysis by the Judiciary.

On December 12, 2019, Vale submitted a request for accountability, alleging that the indigenous associations were not respecting the commands of the decision handed down by the 5th Panel of the TRF 1st Region, as well as the conditions set in the Adjustment Term of Conduct signed with the MPF/Redenção.

On December 4, 2020, the process was suspended for one year at the request of the parties for dialogue and discussion of the terms of an agreement that will end all actions in which VALE and the associations representing the Xikrin Indigenous Community appear as parties.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary.

On February 25, 2022, the MPF/Redenção expressed itself positively to the agreement.

On March 7, 2022, the judgment of the Federal Court of Redemption approved the agreement, ordering the court secretariat to perform the necessary acts to close the reconciled requests, with the suspension of the case being maintained for the treatment with the MPF of requests of a similar nature. environmental.

Probability for loss	Possible loss, given that the process is still in the investigation phase, and the technical expertise required by the parties has not yet been completed.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Possibility of considerable financial impact if Vale is sentenced, as well as due to the stoppage of operations at the Onça Puma Mine. On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party.
Notes	Not applicable.

6) Case No. 0001254-18.2016.4.01.3901
Court	2ª Federal Court of the Judicial Subsection of Marabá
Instance	1st Instance
Date filed	05/12/2016
Parties to the lawsuit	Kakarekré Indigenous Association for the Defense of the Xikrin do djudjêkô People, Bayaprã Indigenous Association for the Defense of the Xikrin do O-Odja People and Porekro Indigenous Association for the Defense of the Xikrin do Catetê People (“Plaintiff Associations”) and Company, FUNAI, IBAMA and BNDES (collectively "Defendants")
Amounts, assets or rights involved	The value of the claim attributed by the Plaintiff Associations is BRL 72,385,600,000.00. In view of the object and progress of the process, the Company understands that the amount involved in a possible judgment is inestimable.

Main facts

The Plaintiff Associations filed a public civil action requesting (i) suspension of the environmental licensing process for the S11D project, (ii) payment of material and moral damages to be determined, and (iii) payment of a monthly income of BRL 2,000. 000.00/per village, due to the failure to carry out the Indigenous Component Study (ECI) and prior consultation with the Xikrin indigenous community.

On September 22, 2016, an order was issued in the records (i) designating November 7, 2016 to carry out a judicial inspection in order to superficially verify the alleged impacts; (ii) that Vale should provide the necessary means to transport the representatives of the plaintiffs, the defendants and the attorneys-in-fact for each of them and the Attorney General to the indicated location, and; (iii) certify the removal of attorneys.

On November 7, 2016, the judicial inspection of the S11D project was carried out.

On January 24, 2017, the decision of the judge accompanying the case was published, denying the injunction handed down, on the grounds, in a tight summary, that at least in this preliminary phase it is not proven that the S11D project has an impact on IT Xikrin.

On February 13, 2017, Associação Bayprã communicated to the lower court the presentation of an interlocutory appeal against the decision that denied the injunction to suspend the S11D project, requesting the reconsideration of the decision denying the injunction sought, alleging the new fact of Vale obtained the LO from IBAMA for the S11D mine. Judge Rapporteur of AI (5755-44.2017) denied the preliminary injunction made by the Indigenous Associations.

On March 14, 2017, Vale presented its answer, reiterating the points presented in the preliminary statement and, in addition, highlighted the importance of the project for the region and the country, and the lack of interest of the indigenous people to act. On the merits, he highlighted the absence of the impact alleged by the indigenous people, as well as the presumption of legality and legitimacy of the administrative acts carried out during the licensing process. Finally, he requested the dismissal of the process.

On June 14, 2017, the MPF/Marabá presented to the ACP court a request for reconsideration of the negative decision of the injunction sought.

On June 20, 2017, the MPF/Marabá filed an appeal against the ACP court's denial decision, requesting the granting of an injunction that obliges Vale to carry out the study of the indigenous component of the S11D project.

On July 18, 2017, the court of the case partially reconsidered the decision to reject the initial request, on the grounds that carrying out the study would not harm the procedural relationship, as well as the operation of the enterprise, and determined that Vale and to present in court, within 180 days, the study of the indigenous component of the S11D project, maintaining the denial regarding the stoppage of the mine and payment of monthly indemnity sum.

On July 20, 2017, Vale was notified of the decision to partially reconsider the order denying the injunction and became aware of the obligation to carry out and submit the study of the indigenous component of the S11D project.

On November 28, 2017, there was a manifestation of the MPF suggesting that a conciliation hearing be held to align the issues related to the performance of the determined study.

On February 5, 2018, a petition was presented by Vale not opposing the holding of the conciliation hearing to be designated by the court.

On April 6, 2018, a conciliation hearing was held to define the steps to be taken to comply with the decision that determined the study of the indigenous component by Vale. The court accepted the arguments of the embargo for clarification submitted by Vale and rejected those submitted by the Associations, as well as the request for reconsideration made by them, establishing a period of 60 days for Vale to submit the work plan and the technical team to carry out the study. Additionally, a period of 15 days was established for FUNAI to approve or request additions to the work plan. Once the plan is approved, they will be submitted to the indigenous people for analysis and approval, and the community does not have a term for this analysis.

On April 23, 2018, the Association filed an interlocutory appeal against the decision that rejected the request for reconsideration and postponed the decision on whether or not to hire a technical team to assist the indigenous people in the analysis of the study.

On April 27, 2018, Vale filed an interlocutory appeal against the decision that determined that the company should prepare the study of the indigenous component of the S11D project.

On May 2, 2018, the injunction sought by the indigenous people was denied and the effects of the lower court decision that denied the stoppage of the enterprise and the payment of a monthly amount as indemnification was maintained.

On June 8, 2018, Vale filed a petition stating that on the same date it carried out the aforementioned protocol before FUNAI of the Work Plan and team appointment.

On August 16, 2018, the MPF requested: a) summons from FUNAI to submit a statement on the documents submitted by Vale; and b) subpoena of the author Associations to express their reasons regarding the work plan - technical team - of Vale.

On August 22, 2018, the MPF petitioned requesting the attachment of Official Letter n. 437/2018/CGLIC/DPDS-FUNAI to the records and, considering the reservations pointed out by FUNAI, the summons by Vale to remedy them within 20 days before FUNAI.

On September 20, 2018, a petition was submitted by the MPF to request the attachment of official letter No. 437/2018/CLIC/DPDS-FUNAI and to express its opinion on the summons of FUNAI to: a) clarify whether the additional information provided by Vale is satisfactory , and, if so; b) define the dates on which the autarchy and Vale will submit the work plan to the indigenous communities.

On February 15, 2019, FUNAI announced the designation of the dates of April 1 and 2, 2019 to hold the event to present the Work Plan for the Study of the Indigenous Component in Xikrin villages.

On March 28, 2019, FUNAI informed Vale and the associations representing the Xikrin that it would have to postpone the meetings scheduled for April 1 and 2, 2019 and that the new dates for these meetings would be communicated in the future.

On July 16, 2019, a meeting was held in the Djudjêkô village to present the Work Plan (“PT”) for the Study of the Indigenous Component of the S11D project. The indigenous leaders did not allow the event to be concluded and declared that the PT did not agree and that they demanded that Vale pay for the payment of a team of technicians for the indigenous people, so that they could carry out the study themselves.

On July 29, 2019, Vale informed the court of the case that it was impossible to hold the PT presentation meeting and requested that the study be waived due to the contradictory position of the indigenous people.

On July 30, 2019, FUNAI presented a statement in the records, declaring that it does not see any impediment to the performance of the technical team hired to carry out the study; did not see relevance in the request made by the associations and the cost of technicians by Vale to represent the indigenous people in carrying out the studies, and; reiterated the PT's declaration of regularity.

On October 7, 2019, an order was issued in the case file ordering FUNAI to comment on the existence or not of any pending issues in the PT, as well as deciding which court expert would analyze the PT and monitor the study.

On January 16, 2020, FUNAI presented its statement to the court, declaring that the PT was approved by the foundation and that the hired technical team was ready to work.

On December 4, 2020, the process was suspended for one year at the request of the parties for dialogue and discussion of the terms of an agreement that will end all actions in which VALE and the associations representing the Xikrin Indigenous Community appear as parties.

On Thursday, January 28, 2021, VALE filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural procedure to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary.

On March 11, the MPF/Marabá manifested itself positively to the agreement and the case was sent to the judge of the case for a decision.

On April 1, 2022, the court of the Federal Court of Marabá fully ratified the agreement entered into between Vale and the Xikrin Indigenous Community, declaring the indigenous people's waiver of preparing the ECI.

Probability for loss	Remote Loss.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party.
Notes	Not applicable.

7) Case no. 0151584-90.2015.4.02.5111
Court	Federal Court of Angra dos Reis
Instance	1st Instance
Date filed	12/09/2015
Parties to the lawsuit	Federal Public Prosecutor’s Office X VALE S.A., Petróleo Brasileiro S.A.; ICMBio; IBAMA; Estaleiro Brasfels LTDA; TPAR Operadora Portuária S.A. (formerly Technip); Petrobras Transporte S/A; INEA
Amounts, assets or rights involved	The total amount of the legal agreement entered into by the defendant companies in the lawsuit to close the process is BRL 18,000,369.00.

Main facts

Action Filed on December 9, 2015 by the Federal Public Ministry against the Defendants, with a request for the adoption of measures to mitigate and control the Coral Sol, an alleged invasive species in the Ilha Grande Bay, which would have been introduced in the region due to the defendants' operation.

On June 16, 2017, an injunction was published by which the court determined the adoption of the following measures:

a) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO, PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A, TERMINAL ILHA GUAÍBA (TIG) and TPAR OPERADORA PORTUÁRIA S.A., submit, within 60 days, inspection report in the respective terminals, and in all ships, platforms, floating means and submerged structures that can serve as a substrate for fixing the Coral-Sol, which has a direct and indirect relationship with the respective business activities, as well as an emergency plan and schedule of execution, to control the presence of invasive exotic species of the genus Tubastraea (Coral-Sol) in the respective structures, and the aforementioned plan must provide for the monitoring and periodic control of the species, with follow-up and supervision by IBAMA, technical support from the Brazilian Institute of Biodiversity (Coral-Sol Project) and scientific support from the Department of Ecology - Instituto de Biologia Roberto Alcântara Gomes (UERJ), with presentation of quarterly reports of the progress of the situation;

b) that the defendant PETROBRAS - PETRÓLEO BRASILEIRO S/A, under the supervision of IBAMA, technical support from the Brazilian Institute of Biodiversity (Coral-Sol Project) and scientific support from the Department of Ecology - Instituto de Biologia Roberto Alcântara Gomes (UERJ), present , within 90 days, complete diagnosis of the establishment of invasive species of the genus Tubastraea (Coral-Sol) in Ilha Grande Bay and schedule of local eradication, control and extraction of the species within a maximum period of 2 years;

c) that the defendants PETROBRAS - PETRÓLEO BRASILEIRO S/A, TRANSPETRO - PETROBRAS TRANSPORTE S/A, ESTALEIRO BRASFELS LTDA, VALE S/A - TERMINAL ILHA GUAÍBA (TIG), TPAR OPERADORA PORTUÁRIA S.A. and IBAMA, establish a method for inspecting, within 15 days, all vessels and platforms that may travel in the area and have any relationship with oil exploration and/or prospecting (even after their entry), including those destined only the provision of support to the aforementioned activities, in order to prevent further introductions of the invading organism; proceed with the elaboration of an information/education program on areas already infested by Coral-Sol, until its total eradication, according to the Environmental Education Program carried out by the Brazilian Institute of Biodiversity (Coral-Sol Project);

d) that the defendants INEA and IBAMA carry out a review, within 90 days, of all Environmental Impact Studies related to activities in Ilha Grande Bay that are under the licensing of the aforementioned bodies and that import in locomotion of ships and platforms of oil, to provide for a specific obligation for the prevention and control of Coral-Sol, in addition to including the same forecast in the EIA currently under analysis and in the future.

Furthermore, the court set a daily fine of BRL 50,000.00 (fifty thousand reais), in case of unjustified non-compliance with the preliminary injunction that was granted.

The parties submitted an interlocutory appeal, and Vale's appeal was distributed on June 30, 2017.

On July 13, 2017, the Judge-Rapporteur of the Interlocutory Appeal Appeal granted suspensive effect to the Appeal, to suspend the effects of the preliminary decision.

On October 17, 2017, the process was suspended, at the request of the parties, for an attempt at composition.

On Tuesday, March 27, 2018, the parties again requested the suspension of the process, for a period of 100 days to continue the attempt to self-compose the dispute.

On April 3, 2019, the parties again requested the suspension of the process, for another 100 days, to continue the attempt to self-compose the dispute.

On May 24, 2019, the judge with authority over the deed granted the parties' request, suspending the course of the process for a period of 100 days.

On Thursday, October 31, 2019, the parties again requested the suspension of the process, for a period of 100 days to continue the attempt to self-compose the dispute.

On July 28, 2020, the judge responsible for the deed ordered a conciliation hearing to be held.

On September 1, 2020, a virtual conciliation hearing was held, in which the terms of the agreement subject to negotiations between the parties to the action were discussed, with a new conciliation hearing being designated for October 20, 2020.

On October 19, 2020, the court issued an order rescheduling the hearing from October 20, 2020 to November 3, 2020.

On November 3, 2020, a new virtual conciliation hearing was held, in which the terms of the agreement object of negotiation between the parties were discussed, with a period of fifty days for the defendant companies to submit a new draft of the agreement considering the negotiations carried out in audience. Additionally, a new conciliation hearing was scheduled for February 9, 2020.

On January 8, 2021, the court issued an order rescheduling the hearing from February 9, 2021 to March 9, 2021.

On March 9, 2021, a new virtual conciliation hearing was held, in which the terms of the agreement subject to negotiations between the parties were discussed.

On April 5, 2021, IBAMA presented a petition requesting the appointment of a new conciliation hearing, aiming at amending the draft agreement.

On April 7, 2021, the court issued an order designating a new conciliation hearing for April 19, 2021.

On April 19, 2021, a new conciliation hearing was held, in which the parties reached a consensus on the terms of the agreement, with a period of 30 (thirty) days being granted by the judge for the collection of signatures.

On May 17, 2021, the Defendants PETROBRAS and TRANSPETRO requested an extension of the term for collecting the signatures for another 30 (thirty) days, which was granted by the court.

On May 20, 2021, the court agreement signed by ICMBio, as an intervener, was added to the case file.

On June 10, 2021, the court agreement signed by the Defendants in the action was added to the case file.

On June 11, 2021, the Federal Public Prosecutor’s Office filed a petition, attaching the judicial agreement signed by the ministerial entity and requesting that the requests made in the action against IBAMA be dismissed.

On June 16, 2021, the court agreement signed by the Brazilian Fund for Biodiversity - FUNBIO, as an intervener, was added to the case file.

On June 21, 2021, the court agreement signed by INEA was added to the file.

After the signing of the judicial agreement by all the parties involved, on June 28, 2021, a decision was rendered ratifying the agreement and extinguishing the deed with resolution of the merits, pursuant to article 487, III, letter "b" of the CPC, in in relation to the defendants INEA, ICMBio, Petrobras, Transpetro, Estaleiro Brasfels Ltda., TPar Operadora Portuária S.A. (formerly Technip) and Vale S.A., and pursuant to article 487, III, letter “c”, with respect to the defendant IBAMA. The purpose of the judicial agreement is the contribution, by the defendant companies in the action, of financial resources in the maximum total amount of BRL 18,000,369.00, for the cost of technical projects of an environmental nature in the region of Ilha Grande Bay related to Coral -Sol, whose financial and operational management is in charge of FUNBIO.

On October 28, 2021, the final decision was certified.

On May 5, 2022, the process was definitively shelved.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Any loss in the lawsuit could impact the operating conditions of Terminal Ilha Guaíba (TIG), a maritime terminal located in the State of Rio de Janeiro. With the conclusion of a judicial agreement to close the process and its due compliance, such risk, however, is removed.
Notes	Not applicable.

8) Process n. 5154226-70.2017.8.13.0024
Court	1st Court of the State Public Treasury and Municipalities of the District of Belo Horizonte - Minas Gerais
Instance	1st Instance
Date filed	October 2017
Parties to the lawsuit	MPMG (plaintiff) Vale and State of Minas Gerais (defendants)
Amounts, assets or rights involved	Invaluable, given that the structures involved in the litigation are essential for the continuity of operations at the Vargem Grande Complex.

Main facts

This is a Public Civil Action filed by the MPMG against Vale and the State of Minas Gerais, with a view to not granting environmental licenses for the construction of the Maravilhas III Dam. Notwithstanding the granting of the Installation License and Operating License by the State, an injunction was granted determining that the Company not practice any act aimed at the implementation of the enterprise. The Company obtained a favorable decision on reconsideration by the court of first degree, and the Company may proceed with the implementation of the dam. An appeal was filed by the MPMG, without the granting of active effect, pending judgment. A conciliation hearing was scheduled for June 8, 2018.

In the main proceedings, the MP/MG challenged the answer.

On February 7, 2019, an incidental guardianship was filed by the MP/MG, requesting, as a matter of urgency, due to the dam failure in Brumadinho, to review the decision that revoked part of the decision of ID 32428405 that anticipated the guardianship for reinstate the protection granted in that decision.

On February 14, 2019, there was a summons from Vale about the incidental protection of the MP/MG.

On February 27, 2019, there was a manifestation by Vale about the incidental protection, informing the inexistence of factual alteration, demonstrating the lack of interest in acting, reiterating the difference between the types of upstream and downstream raising and finally requesting that no the MP/MG request is provided.

On March 27, 2019, the preliminary injunction requested by the MP/MG was not granted.

After the end of the preparatory phase and presentation of closing arguments by the parties, on March 23, 2020, the case was held under advisement.

In the meantime, the process was only processed in the second instance, with judgment of the Interlocutory Appeal filed by the MPMG, aiming at obtaining an injunction to suspend the environmental licenses granted. On February 18, 2021, the appeal was judged, partially granting it, to determine that VALE present some documents proving security, without, however, suspending the licenses. Both Vale and the State filed a Motion for Clarification in light of the aforementioned ruling.

On December 6, 2021, a judgment was published that met and partially granted the Motion for Clarification filed by Vale, to fill the omission in order to explain, specifically and in detail, the preventive safety measures that the Company should implement. Term of 120 days for implementation.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	If the injunction is revoked or the process is deemed valid, the Maravilhas III dam cannot be implemented. It should be noted that the Maravilhas III tailings dam will support the Company's operations at the Vargem Grande mining complex, in the Southern System. If the construction of this dam is interrupted, the Company's operations at the Vargem Grande mining complex could be adversely affected.
Notes	Not applicable.

9) Case No. 5021728-34.2022.8.13.0024 (formerly No. 0119078-42.2018.8.13.0188)
Court	02nd Civil Court of Nova Lima
Instance	1st Instance
Date filed	10/02/2018
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais (Plaintiff) Vale S.A. (Defendant)
Amounts, assets or rights involved	BRL 3.63 (on December 31, 2021). In view of the priceless nature of the claims, consisting of an obligation to make, the value attributed by the Company to the claims is BRL 3.63.

Main facts

This is a Public Civil Action filed by the Public Ministry of Minas Gerais against Vale S.A on the grounds that a Civil Inquiry had been initiated under number 0188.16.000069-4, in which it was found that an irregular subdivision called Vale dos Pinhais was established.

It adds that the subdivision in question is located in the area of influence of the Maravilhas II Tailings Dam, owned by Vale S.A. and, also, that another dam, called Maravilhas III, was under licensing before the state environmental agency, whose total volume of tailings will be 03 times greater than the Fundão Dam, located in Mariana.

As a result, the MPMG claims that the community has been alerting public bodies since 2012 about the impacts of successive elevations, that with the construction of a new dam, Maravilhas III, less than 1,000 meters away from the subdivision, the risks to the allotment residents.

So it requires:

a) Within a maximum period of 15 days, prepare, submit to the approval of competent bodies and execute (where applicable), an Emergency Action Plan for the Maravilhas II and III projects, which contemplates the most critical scenario, observing all the foreseen requirements in Ordinance DNPM 70.389/2017;

b) Within a maximum period of 15 days, prepare, submit to the approval of competent bodies and execute the Dam Safety Plan of the Maravilhas II and III projects, observing all the requirements provided for in DNPM Ordinance 70.389/2017 and including the Manual of Dam Operations;

c) Immediately notify the competent bodies of any situation of elevation/increase of risk of rupture of the existing tailings containment structures in the Maravilhas II and III projects;

d) Refrain from throwing tailings into Maravilhas and II III dams;

e) Within 03 months, submit in court the registration of all residents of the self-rescue zone of the Maravilhas II and III developments, accompanied by an assessment of the respective properties, improvements, accessions, including the Vale dos Pinhais, Estância Alpina, Fazenda Riviera , Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, in accordance with ABNT standards;

f) Within 24 months, indemnify the residents, through the acquisition of all real estate properties located in the self-rescue zone of the Maravilhas II and III dams, comprising the value of the indemnity, in addition to the properties, improvements, accessions, also individual moral damages in value compatible with the suffering borne by the diffuse environmental damage caused, such as atmospheric pollution, noise, compromise of the landscape, which resulted in loss of quality of life for those affected, proving the legal transactions entered into in the records;

g) Publication of the public notice provided for in article 94 of the CDC, also imposing on the defendant to disclose in the local, regional and national media, the filing of the action, so that the interested parties can intervene in the process as co-defendants;

h) The subpoena of the legal representatives of the Condomínios Vales dos Pinhais and Estância Alpina to be aware of the present action and to express their interest in intervening in the active pole as co-joint within a period specified by the court.

On October 2, 2018, the records were distributed by draw.

On October 10, 2018, the preliminary injunction was granted in part, in the following terms:

“For all the foregoing, I partially grant the urgent relief, and determine to the defendant Vale S/A that: Within a maximum period of 15 (fifteen) days, prepare, submit to the approval of competent bodies and execute (where applicable), an Emergency Action Plan for the Maravilhas II and III projects, which contemplates the most critical scenario, observing all the foreseen requirements in Ordinance DNPM 70.389/2017;

Within a maximum period of 15 (fifteen) days, prepare, submit to the approval of competent bodies and execute the Dam Safety Plan of the Maravilhas II and III projects, observing all the requirements provided for in DNPM Ordinance 70.389/2017 and including the Manual of Dam Operations;

Immediately notify the competent bodies of any situation of elevation/increase of risk of rupture of the existing tailings containment structures in the Maravilhas II and III projects;

Immediately refrain from releasing tailings into Maravilhas II and III dams;

within 03 (three) months, present in court the registration of all residents of the self-rescue zone of the Maravilhas II and III projects, accompanied by an assessment of the respective properties, improvements, accessions, including the Vale dos Pinhais, Estância Alpina, Fazenda Riviera, Fazenda Retiro das Flores, Rancho Loyola and Rancho do Sossego, prepared by a legally qualified professional, according to ABNT standards;

Promote, within 15 (fifteen) days, the publication of the notice provided for in article 94 of the CDC, in the local, regional and national media, about the proposal of this action, so that the interested parties can intervene in the process as co-parties;

Any non-compliance is subject to a daily fine that is fixed in the amount of 100,000.00 (one hundred thousand reais), up to the limit of BRL 50,000,000.00 (fifty million reais).

The requested party must be served with process at the address given in the complaint. The legal representatives of the Condomínios Vales dos Pinhais and Estância Alpina be summoned to be aware of the present action and to express their interest in intervening in the active pole as co-party, within 15 (fifteen) days.”

On October 8, 2018, a writ of summons and subpoena was issued and, on the same date, a writ was sent to the Writs Center.

On October 10, 2018, a request for reconsideration of the preliminary injunction was added to the records by the company and, as a result, the term for filing a defense was started (Vale spontaneously appeared in the records).

On October 11, 2018, a collective decision was rendered by the Rapporteur of Interlocutory Appeal No. 1.0000.18.116304-9/000 filed by the Municipality of Nova Lima in the TJMG, granting the request in part and definitively, to suspend the effects of the urgent relief only in relation to its items “a”, “b”, “d” and “e”, and the effects of the suspensive decision must survive until the original action becomes res judicata.

On November 6, 2018, Vale was added to the challenge records.

On January 24, 2019, the process was suspended until the decision of the Interlocutory Appeal.

On February 27, 2019, a petition was added by the MP, requesting the regular continuation of the deed, with the appointment of an evidentiary and trial hearing.

On April 30, 2019, the process was delivered in cargo to the MP/MG.

On April 29, 2019, the request made by the MP/MG in the Internal Appeal records was partially granted by the President of TJMG, to change the period of the suspensive effect granted, which was previously until the final and unappealable Public Civil Action of origin until the merits of the matter are judged by the Court.

The Internal Appeal filed by the MPMG was dismissed, and the judgment of the internal appeal filed by the Condomínio Estância Alpina was scheduled for April 22, 2020. Such trial took place on April 29, 2020, when the internal appeal filed by the condominium was dismissed. Likewise, on July 25, 2020, an order was issued that determined the subpoena of the parties to point out the questions of fact and law that they deem relevant to the trial of the dispute.

On February 22, 2020, a decision was rendered determining the meeting of the process with Public Civil Action 5154226-70.2017.8.13.002, by connection, and the process received a new number (5021728-34.2022.8.13.0024).

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Considering that the object of the public civil action is of an indemnity nature and of obligation to do, there is no way to estimate, a priori, the total economic value involved in the case. Additionally, if there is a conviction determining that the company refrain from releasing tailings into the Maravilhas II dam, the Company will be subject to operational impacts at the Vargem Grande Complex.
Notes	Not applicable.

10) Case No. 1000305-06.2018.4.01.3901
Court	2ª Federal Court of the Judicial Subsection of Marabá
Instance	1st Instance
Date filed	07/10/2018
Parties to the lawsuit	Bayaprã Indigenous Association for the Defense of the Xikrin People of O-Odjã, Kakarekré Indigenous Association for the Defense of the Xikrin People of Djudjekô, Porekrô Indigenous Association for the Defense of the Xikrin People of Cateté and Bebô Xikrin Association of Bacajá (“Author Associations”) and Vale S. A. ( VALE), SALOBO METAIS S. A. (SALOBO), UNIÃO, Fundação Nacional do Índio (FUNAI), Brazilian Institute for the Environment and Renewable Natural Resources (IBAMA), Chico Mendes Institute for Biodiversity Conservation (ICMBIO), Institute of Historical and Artistic Heritage (IPHAN), National Mining Agency (ANM) and National Bank for Economic and Social Development (BNDES) ("Defendants")
Amounts, assets or rights involved	Despite the fact that, by court decision, the value of the case in the amount of BRL 2,000,000,000.00 was attributed, the Company understands that the amount involved in a possible conviction is priceless.

Main facts

On July 10, 2018, the Indigenous Associations submitted in the Federal Judiciary Subsection of Marabá the initial of Public Civil Action (ACP), process No. 1000305-06.2018, requesting injunction: (i) suspension of the Salobo Mine Operating License and, as a result, the stoppage of the project; (ii) obligation to do – Study of the Indigenous Component (ECI) of the Salobo enterprise, and; (iii) obligation to pay - (a) 5 minimum wages/per indigenous and (b) hiring a technical team to assist the indigenous people, and, on the merits, the stoppage of the enterprise until the effective implementation of the proposed mitigating measures and payment of compensation.

On July 18, 2018, Vale previously met with the judge of the action and presented a verbal request for the preliminary injunctions made to be considered after the preliminary manifestation of Vale and Salobo, as occurred in the process of Public Civil Action Xikrin/S11D.

On October 5, 2018, an initial order was made by the court of the case, in the following terms: (i) Refusal to maintain the Federal Government, IPHAN, ANM and BNDES as co-defendants of the process. Excluded from the deal; (ii) Determination for the indigenous to proceed with amendments; (iii) Determination of the summons of SALOBO/VALE, to contest the action, and we are already working on this defense; (iv) Determination for VALE to present a list of all lawsuits in progress in the Federal Court, involving any of the tribes of the Xikrin Indigenous Community (Cateté and Bacajá), indicating the undertakings considered in each lawsuit, with a copy of the initials and decisions rendered; (v) Determination for the company to gather a list of all amounts transferred to all Xikrin Indigenous Communities, monthly or annually, clarifying under what title such transfers are made, indicating which undertakings are determined to carry out the Indigenous Component Study and in which of them has already presented them or is already in progress.

On October 8, 2018, the Indigenous Associations were notified of the decision that determined the amendment of the initial and postponed the analysis of the preliminary injunction.

On October 29, 2018, indigenous associations presented a petition to amend the complaint.

On November 28, 2018, the association representing the Xikrin do Bacajá presented a petition requesting authorization in the case file, ratifying all the arguments and requests made by the associations representing the Xikrin do Cateté.

On December 4, 2018, the court issued an order accepting Associação Bebô's application for authorization; arbitrating the value of the case at BRL 2 billion and determining the summons of the defendants.

On February 8, 2019, Vale and Salobo submitted a joint defense, rejecting all the arguments submitted by the plaintiff indigenous associations and fighting for the total dismissal of the action, especially regarding the preliminary injunctions made.

On February 26, 2019, ICMBIO and IBAMA submitted their objections, rebutting all the arguments submitted by the plaintiff indigenous associations and advocating the total dismissal of the action.

On June 19, 2019, a conciliation attempt was held, which was unsuccessful. On the same date, the court issued a decision determining that Salobo and Vale carry out the Study of the Indigenous Component (ECI), to assess whether or not the project has impacts on the Xikrin do Cateté IT. The other preliminary injunctions, including the suspension of operations and the payment of a monthly amount, were rejected.

On July 12, 2019, the MPF filed a motion for clarification against the decision, the decision that determined the execution of the ECI, requiring the magistrate to remedy the omission regarding the analysis of the request for FUNAI to prepare a new Term of Reference (TR) for the study.

On July 15, 2019, the plaintiff indigenous associations filed an interlocutory appeal against the decision that denied the preliminary injunctions made, in particular the suspension of the enterprise and payment of a monthly amount.

On July 29, 2019, Vale filed an interlocutory appeal against the decision that determined the conduction of the ECI.

On August 1, 2019, FUNAI petitioned in the case file to present a new TR to carry out the ECI.

On August 28, 2019, the court of appeal accepted the new TR and ordered Salobo e Vale to consider this new term for carrying out the ECI, as well as start the elaboration process with the presentation of the CVs of the technical team hired to carrying out the work.

On September 16, 2019, Salobo and Vale filed a petition questioning the terms of the new TR, in particular the obligation to carry out a synergistic study considering the other projects surrounding the Xikrin TI.

On October 31, 2019, it was stated in the case file rejecting the questions presented by Vale and maintaining the new TR as the one that should be considered for carrying out the study.

On November 11, 2019, Salobo and Vale submitted to FUNAI the CVs of the technicians hired to carry out the work and prepare the ECI. The company awaits the statement from FUNAI.

On December 4, 2019, Salobo and Vale submitted the Work Plan (PT) to FUNAI for the preparation of the ECI. The company awaits the statement from FUNAI.

On January 28, 2020, order issued in the case file determining that Salobo and Vale prove compliance with the obligations assigned to them.

On February 6, 2020, Salobo and Vale petitioned the court to submit copies of the correspondence presenting the CVs of the technicians hired to carry out the study, as well as the PT prepared by them.

On February 12, 2020, an order was issued in the case file ordering FUNAI to express its opinion, within five days, on the documents presented by Salobo and Vale.

On March 3, 2020, the Judge Rapporteur of AI No. 1021625-44.2019.4.01.0000 partially accepted the request for an injunction made by indigenous associations and determined that Vale pay for the hiring of technicians to represent the indigenous people in monitoring the preparation of the ECI , rejecting the other preliminary injunctions, in particular the suspension of the enterprise and the payment of a monthly amount.

On April 3, 2020, Vale filed an internal appeal against this decision, the decision that determined the cost of the technical team and awaits its trial.

On December 4, 2020, the process was suspended for one year at the request of the parties for dialogue and discussion of the terms of an agreement that will end all actions in which VALE and the associations representing the Xikrin Indigenous Community appear as parties.

On Thursday, January 28, 2021, VALE filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural procedure to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties. There was not a decision by the Court about this specific request.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary.

On March 11, the MPF/Marabá manifested itself positively to the agreement and the case was sent to the judge of the case for a decision.

Probability for loss	Possible, considering that the case is still in the first degree of jurisdiction.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Possibility of considerable financial impact if Vale is sentenced, as well as due to the stoppage of operations at the Salobo mine.
Notes	Not applicable.

11) Case no. 5012680-56.2019.8.13.0024
Court	2nd Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	01/30/2019
Parties to the lawsuit	Network of Non-Governmental Organizations of the Atlantic Forest (“RMA”) X Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 30,000,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. Said updated amount as of Friday, December 31, 2021 was correspondent to BRL 36,146,178,100.19.
Main facts

This is a public civil action for compensation for collective moral damage in the amount of BRL 30,000,000,000.00 and individual moral damage in the amount of BRL 1,000,000.00 or BRL 500,000.00 depending on the severity of the damage. In addition, it requires compensation for property damage.

Suspended from March 11, 2019 until the trial of case n. 5010709-36.2019.8.13.0024.

Process redistributed to the 2nd Court of the Public Treasury and Municipalities of the District of Belo Horizonte, due to the judicial extinction.

Additionally, there is a writ of mandamus filed against the decision of the 6th Court of the Public Treasury and Municipalities of the District of Belo Horizonte, currently the 2nd Court of the Public Treasury, which determined the suspension of the process due to the previous processing of the action proposed by the State of Minas Gerais. As the preliminary injunction requested in the context of a writ of mandamus was rejected, RMA filed an internal appeal, ordinary and special appeal. The internal grievance was not known and the special appeal was inadmissible. The preliminary injunction made in the ordinary appeal was dismissed and the appeal is still pending judgment.

On October 15, 2021 and again on October 26, RMA requested the continuation of the case. It therefore fought for the summons of Vale to file a defense, in the form required in the complaint. A decision is still pending.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Priceless in view of the illiquid claims of the action. The relevance of the action arises from the fact that it is a public civil action filed by the Network of Non-Governmental Organizations of the Atlantic Forest with a view to compensation for collective and individual moral damages due to the rupture, and any consequences of this process may have financial, operational and reputational for the Company. Even though the prognosis is remote, the risk to VALE's reputation remains, as it is yet another lawsuit filed against the Company, added to the rationale of lawsuits already filed, as well as the content of the lawsuit.
Notes	Not Applicable

12) Case n. 0003811-02.2019.8.13.0054
Court	Single Court of the District of Barão de Cocais/MG
Instance	1st Instance
Date filed	02/13/2019
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais (“MPMG”) and Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 1,000,000.00, however, this was changed to BRL 2,000,000.00, in view of the agreement between the parties. The updated amount of the case as of December 31, 2021 was correspondent to BRL 2,219,537.00.

Main facts

This is a public civil action, filed on February 13, 2019, in defense of the environment with a request for urgent protection, in which the MPMG postulates that Vale implements various emergency measures for the protection and preservation of the fauna, located in the Mine Gongo Soco, in Barão de Cocais.

On February 14, 2019, an injunction requested by the MPMG was granted for Vale to comply with obligations to do with regard to the fauna of Barão de Cocais, a decision that was the subject of an interlocutory appeal, to which a partial suspensive effect was attributed to extend the period to comply with the measures.

On March 26, 2019, Vale filed a defense, and on May 24, 2019, there was an objection to the defense filed by the Plaintiff.

On June 7, 2019, the MP requested the attachment of the TAC signed between the parties and its approval.

On June 13, 2019, a decision was rendered ratifying the TAC, dismissing the case, without resolution of merit, and condemning Vale to pay the procedural costs.

On September 5, 2019, the records were sent to the accountant to calculate the final costs, and on September 6, 2019, the amount of BRL 6,520.40 was indicated in the final calculation.

On October 3, 2019, Vale was summoned to pay the final costs, and on November 5, 2019, the records were definitively shelved.

On March 16, 2020, a petition was filed requesting the reopening of the records, in view of the amendment TAC Fauna, in which clause III of the amendment of May 21, 2019 was reworded, and, in summary, Vale must pay the amount of BRL 2,000,000.00 in terms of ecological compensation.

On February 25, 2021, the process was reactivated with the publication of the decision that approved the TAC Fauna amendment.

On April 15, 2021, an email with proof of payment made by Vale in the amount of BRL 2 million, deposited on May 11, 2020, was attached to the case file.

On August 2, 2021, the decision that approved the amendment to the TAC became final and unappealable.

On January 26, 2022, after definitive discharge, the records were delivered in cargo to the MP.

Subsequently, on February 10, 2022, the MPMG requested the issuance of a court order in the amount of BRL 776,467.00, for the benefit of Aliança Judge for the Defense of Animals - AJUDA, for the cost of the Animal Defense Project, to be carried out in the district of Barão de Cocais; clarified that the project will be covered with part of the resource arising from the Commitment Term signed with Vale.

On February 11, 2022, a decision was rendered granting the above request and determining the issuance of a court order in the amount required, and AJUDA must sign a commitment to report to the court on the full execution of the developed project, within 24 months, as well as how to identify all purchased equipment. A certificate was attached certifying the issuance of the court permit and the Commitment Term.

Probability for loss	Probable.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	BRL 2,000,000.00 (two million), value of the agreement signed. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office related to the emergency level structure (Gongo Soco dam) with a view to avoiding impacts on the fauna, which could reflect negatively on the Company's image.
Notes	On November 5, 2019, the records were definitively shelved. On February 25, 2021, the process was reactivated for approval of the Amendment to TAC Fauna and release of the amount already paid by Vale in the records

13) Case n. 5000683-69.2019.8.13.0188
Court	2nd Civil Court of the Judicial District of Nova Lima
Instance	1st Instance
Date filed	02/25/2019
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais (“MPMG”) and Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 2,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. Said updated amount as of Friday, December 31, 2021 was correspondent to BRL 2,680,007.00.
Main facts

This is a public civil action in defense of the environment with a request for urgent relief, filed by the MPMG against Vale. It requested, in addition to requests for urgent guardianship, that Vale be obliged to (i) take care of all rescued animals properly, ensuring conditions of well-being inherent to the species, until they can be returned to their guardians, (ii) indemnify, morally and materially, tutors who cannot receive the animals back, (iii) indemnify the tutors, morally and materially, in the event of the animal's death, (iv) hold fairs for the adoption of rescued dogs and cats that cannot be returned to their tutors, and the animals must be delivered under a term of responsible custody, which must be monitored for six months. In case of non-compliance with the term, the defendant must resume custody of the animal, (v) carry out the rehabilitation and release of wild animals apprehended in irregular captivity, in accordance with the relevant legislation and under the supervision of the competent environmental agencies, (vi) take care of rescued animals and that are not returned to their guardians, adopted or reintroduced into nature, until the end of their lives, being prohibited the slaughter, commercialization or use for work of these animals, (vii) condemn to payment of moral damages collective in the amount of BRL 2 million, to be allocated to the Special Fund of the Public Prosecution Office - FUNEMP for application in projects for the protection of fauna.

On the same day of filing, the injunctive relief sought by the MPMG was granted.

Action filed in court on February 23, 2019, and regularly distributed to the 2nd Civil Court of Nova Lima on February 25, 2019. Decision rendered in the on-call regime, granting the initial requests, setting a term for Vale to start complying with the measures in 24 hours, and end in 120 hours. It set a daily fine for non-compliance at BRL 100 thousand.

Vale filed a petition on February 28, 2019, requesting reconsideration of the decision, as well as warning of the interlocutory appeal filed, in which the suspensive effect claimed by Vale was granted, to suspend the court order, without prejudice to the appellant taking the appropriate measures for the rescue and treatment of domestic animals and for the protection of wild fauna in the areas of Self-Rescue Zones in the Vargem Grande and Mar Azul regions.

Vale filed its answer on March 26, 2019.

The parties entered into an agreement on September 25, 2019, which was ratified on November 29, 2019, determining the dismissal of the action. The judgement became final and unappealable, but the case has not yet been filed. This is because, despite Vale having complied with its obligation and deposited the amount agreed in court at the disposal of the Public Prosecutor’s Office, the project for the allocation of the amount has not yet been approved.

On December 15, 2020, the Public Prosecutor’s Office presented the project called "Castramóvel Regional Nova Lima, Rio Acima, Raposos", which was approved. Therefore, the issuance of a permit was required for the withdrawal of BRL 1,094,139.17 of the BRL 2 million deposited in court – deferred. The license was issued on May 5, 2021, and the process was suspended.

Probability for loss	Probable.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	BRL 2,000,000.00 (two million), value of the agreement signed. The relevance of the action stems from the fact that it is a public civil action filed by the Public Prosecutor's Office related to the emergency level structure (B3/B4 dam) with a view to avoiding impacts on the fauna, which could reflect negatively on the Company's image.
Notes	Not Applicable

14) Case n. 5002909-47.2019.8.13.0188
Court	1st Civil Court of the Judicial District of Nova Lima
Instance	1st Instance
Development	Interlocutory Appeal No. 1397280-77.2019.8.13.0000 (MPMG) Interlocutory Appeal No. 4771240-05.2020.8.13.0000 (ASSPROA) Interlocutory Appeal No. 0181717-10.2020.8.13.0000 (Vale)
Date filed	06/28/2019
Parties to the lawsuit	Public Prosecutor’s Office of Minas Gerais x Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 2,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature. In view of the priceless nature of the claims, consisting of an obligation to make, the value attributed by the Company to the claims is BRL 2.96 on December 31, 2021.

Main facts

This is a Public Civil Action filed by the Public Prosecutor’s Office of Minas Gerais against Vale S.A., for the alleged irregular emission of noise above the legal permissives, resulting from the activity of mining iron ore in the Vargem Grande Mining Complex, located in Nova Lima. /MG, which would be causing damage to the environment and to the population living in the area close to the project.

The Public Prosecutor's Office, in the context of urgent relief, requires that Vale S.A. to refrain from emitting noise at levels that exceed the limit of 45dB(A) at night and 50dB(A) during the day, under penalty of criminal liability and the imposition of a fine of BRL 2,000,000.00 (two million reais) per harmful event.

In the end, it asks that the requests be upheld, confirming the urgent relief and sentenced to Vale S.A. in the following obligations: (I)prohibitory injunction consistent with abstaining, within the scope of its activities at the Vargem Grande Mining Complex, from emitting noise at levels that exceed the limit of 45 dB(A) at night and 50 dB(A) during the day ; (ii) payment of compensation for intercurrent environmental damages and for environmental damages considered irrecoverable, in an amount to be determined in the settlement of the judgment.

Main movements:

On June 28, 2019, process filed.

On August 13, 2019, an order was issued that determined the summons to the Public Prosecutor's Office to collect the entirety of the technical report on the emission of noise.

On September 5, 2019, the Public Prosecutor's Office added to the case file the entirety of the technical report on noise emission. On the same date, case was held under advisement.

On September 16, 2019, a decision was handed down that rejected the requests for urgent relief requested by the MP, as it understood that the requirements of the danger of delay and probability of the intended right were absent.

On September 20, 2019, the Associação dos Proprietários do Solar da Lagoa - ASSPROA, manifested itself in the case file requesting its authorization in the process as an assistant co-plaintiff, on the grounds that the resident population of the Solar da Lagoa Condominium is the main interested party, and the one most affected by the noise pollution in question.

On October 23, 2019, an interlocutory appeal No. 1397280-77.2019.8.13.0000 was filed by the MPMG in view of the decision that rejected the requests for urgent relief made by the MP in its complaint.

On October 30, 2019, an order was issued upholding the appealed decision on its own grounds,

On November 6, 2019, ASSPROA added to the file new probative elements asking for the reconsideration of the decision that denied the urgency.

On December 10, 2019, attached to the case file a monocratic decision rendered in the case file of interlocutory appeal No. 1397280-77.2019.8.13.0000, which rejected the request for active suspensive effect requested by the MPMG. On the same date, an order was made in the ACP records, through which the court took care to grant the request for inclusion of ASSPROA as an assistant co-plaintiff.

On May 28, 2020, ASSPROA filed a Motion for Clarification against the decision that dismissed the request for reconsideration of the preliminary decision.

On June 03, 2020, a decision was rendered rejecting the Motion for Clarification filed by ASSPROA.

On July 6, 2020, the MPMG petitioned in the case file to request the granting of incidental urgency relief, so that Vale is determined to refrain from emitting noise at levels that exceed the limit of 45 dB(A) at night and 50 dB(A) during the day, under penalty of a fine of 2 million reais per event.

On July 24, 2020, a new appeal was filed against Interlocutory Appeal No. 4771240-05.2020.8.13.0000 by ASSPROA, in view of the decision that rejected the preliminary injunctions, requesting the appellant to amend said decision so that it is determined to Vale that, within the scope of its activities in the Vargem Grande Complex, refrain from emitting noise that exceeds the levels determined by NBR 10.151/2000.

On July 30, 2020, an interlocutory decision was rendered rejecting the request and granting of emergency relief requested on an incidental basis, intended by the Public Prosecutor's Office. On the same date, a preliminary statement was presented by Vale S.A., at which time it requested the rejection of the request for granting emergency relief in an incidental nature presented by the plaintiff.

On November 19, 2020, in compliance with the judgment handed down in AI No. 4771240-05.2020.8.13.0000, a decision was rendered that, in reanalysis of the preliminary injunction made by the MPMG, rejected the requests for urgent relief, as it understood the judgment that not characterized the plausibility of the initial allegations.

On March 30, 2021, a conciliation hearing was held, which was unsuccessful due to the absence of the plaintiff, the Public Prosecutor's Office.

On May 31, 2021, a decision was rendered in the Interlocutory Appeal, which provided the appeal, only to be able to adjust the limits in decibels for noise emission, to the current regulations.

On November 3, 2021, the parties entered into an agreement to put an end to the claim. Approval judgement on November 18, 2021.

Case concluded in agreement, still active with the Court to certify compliance with agreed obligations.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. If the action is upheld, the company must comply with the parameters regarding the emission of noise, under penalty of payment of a fine and possible criminal liability for any non-compliance, in addition to the payment of compensation for material damages to be arbitrated by the court. It is important to highlight that any restrictions imposed by the decision could impact Vargem Grande's operations.
Notes	Not applicable.

15) Case n. 0027542-58.2019.8.08.0024
Court	2Nd Court of State, Municipal Public Treasury, Public Records, Environment and Health
Instance	1st Instance
Date filed	09/23/2019
Parties to the lawsuit	Juntos SOS Espírito Santo Association X Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 20,000,000.00 as collective pain and suffering and other claims of a non-monetary nature (BRL 29,522,929.05 updated on 12/31/2021).

Main facts

Public Civil Action filed on 9.23.2019, questioning the licensing of the expansion of the Tubarão Pellet Plant - increase in production at Pellet Plants I to VII and implementation of Plant VIII.

It requires (i) the suspension of activities at the Tubarão Unit until its adequacy to the percentage limit of pollutants is proven, (ii) the company's compliance with all the conditions it has committed to; (iii) that the company be compelled to eliminate emissions of pollutants in violation of the parameters presented in the EIA and (iv) the condemnation of the company for collective moral damage in the amount of BRL 20,000,000.00

Vale's writ of summons was added to the case file on October 18, 2019.

On November 8, 2019, the challenge was filed.

On October 19, 2020, a decision was rendered rejecting the preliminary injunction handled by the Plaintiff and determining the specification of the evidence to be produced. A decision was taken to appoint a company to conduct expert evidence required by the Plaintiff, which is pending publication for the parties to express their opinion on the expertise determined by the court.

On January 18, 2021, an order was issued revoking the appointment of the previously appointed expert and appointing a new company to carry out the expert work.

On December 6, 2021, given the refusal of the previous experts, a new company was appointed to act as an expert in the process. The parties were summoned to submit requirements and appoint technical assistants.

On February 14, 2022, Vale filed a petition presenting the requirements to be considered in the expertise, as well as appointing a technical assistant.

Probability for loss	Remote
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. If the action is upheld, the initial impact would be the suspension of activities at the Tubarão Complex and the need to take various environmental control measures not mapped by the company would arise.
Notes	Not applicable.

16) Case n. 5013909-51.2019.8.13.0024
Court	1st Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	02/01/2019
Parties to the lawsuit	Public Prosecutor’s Office of the State of Minas Gerais and State of Minas Gerais x Vale S.A.
Amounts, assets or rights involved

This is a public civil action filed by the MPMG against Vale, due to the rupture of the tailings dam I at the Córrego do Feijão Mine, in Brumadinho, requiring the adoption of various safety measures in several of the company's dams in the state of Minas Gerais (Laranjeiras dams (Mina Brucutu), Menezes II (Mina do Feijão), Capitão do Mato (Mina Capitão do Mato), Dique B (Mina Capitão do Mato), Taquaras and B3/B4 (Mina Mar Azul), Forquilha I , Forquilha II and Forquilha III (Factory Mine), Superior South (Gongo Soco Mine).

Main facts

On February 1, 2019, an injunction was handed down ordering Vale to immediately adopt actions, such as the stoppage of structures and activities, hiring a new auditing company, preparation of plans and studies, among others. Specifically in relation to the stoppage of activities at the Norte Laranjeiras dam, the court reconsidered authorizing the resumption of activities. This decision, however, was subject to an interlocutory appeal, in relation to which a suspensive effect was attributed, still lacking a final judgment.

After negotiation and conclusion of several agreements between the Company and MPMG, most of the requests made in this ACP were extinguished.

The Commitment Term signed between the Company and the MPMG, with the intervention of the auditing company Worley, regarding the Norte Laranjeiras structures, at the Brucutu Mine, Capitão do Mato and Dique B, at the Capitão do Mato Mine, is still pending approval. , as well as the appreciation regarding the recognition that the Commitment Term signed with the MPMG, in February 2019, for the audit of the company AECOM at the Córrego de Feijão mine also materially covers the copyright requests made in relation to the Menezes II dam, its extinction must be recognized.

Chance of Loss	Possible
Analysis of impact in case of loss	Inestimable.
Notes	Not applicable.

17) Case n. 5000021-03.2019.8.13.0319
Court	2nd Civil, Criminal and Penal Executions Court of the District of Itabirito
Instance	1st Instance
Date filed	04/03/2019
Parties to the lawsuit	Public Prosecutor’s Office of Minas Gerais x Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 1,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature.

Main facts

This is a public civil action in which the Public Prosecutor’s Office (“MP”) requested the immediate stoppage of the activities of the Maravilhas II Dam and other structures of the mining complex, in addition to the adoption of preventive measures.

A decision was rendered on April 11, 2019, ordering the Company to immediately adopt actions such as the stoppage of structures and activities, hiring a new auditing company, preparation of plans and studies and the adoption of numerous emergency measures related to dams located in the Municipality of Itabirito, all from Mina Pico, under penalty of a daily fine of BRL 1,000,000.00 (one million reais).

On October 25, 2019, Vale presented a petition requesting the ratification of the TAC signed between the parties and the consequent extinction of the requests covered by the agreement. A decision was rendered on December 4, 2019, ratifying the Commitment Term, and determining the continuation of the deed in relation to the other items not covered, specifically the interruption of activities that increase the risk of the mine structures, as well as the adoption of measures to repair and compensation in the event of an evacuation due to lack of stability.

On September 28, 2020, a decision was rendered reversing the burden of proof, transferring to VALE the duty to prove that its conduct does not pose risks to dams and/or damage to the environment. As for the analysis of the evidentiary instruction, the production of evidence at the hearing was authorized, consisting of the hearing of witnesses, documentary evidence, up to the date of the hearing and expert evidence to be scheduled in the future. After the appointment of a judicial expert, the parameters of expert fees and scope are currently being discussed.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Immeasurable
Notes	-

18) Case n. 1002244-84.2019.4.01.3901
Court	2nd Federal Civil and Criminal Court of the SSJ of Marabá/PA
Instance	1st Instance
Date filed	07/12/2019
Parties to the lawsuit	Federal Public Prosecutor’s Office of Minas Gerais x VALE S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 100,000,000.00
Main facts

This is a public civil action filed by the Federal Public Prosecutor’s Office (“MPF”) against VALE and ANM, with the objective of seeking to carry out safety measures, necessary emergency works and basic safety maintenance of the Igarapé Bahia Mine structures, notably the performance of works for the construction of overflow dams, in addition to the temporary implementation of risk mitigation measures and, finally, the complete decommissioning of the tailings pond dam and deactivation of the water capture dam. Thecomplaint also included an injunction for a weekly bond of BRL 1,000,000.00 (one million reais) and suspension of all administrative proceedings pending at the Judicial Subsection of Marabá/PA.

On September 17, 2019, a decision was rendered granting the request for urgent relief made by the MPF, determining that Vale adopt a series of obligations to do, such as hiring a new auditing company, drawing up plans and studies and adopting numerous emergency measures related to the Tailings Pond and Water Collection dams. On the other hand, it rejected the provision of a weekly bond of BRL 1 million, as well as the establishment of a daily fine of BRL 1 million in the event of non-compliance with the injunctions and the suspension of all administrative procedures in the region. In the same preliminary decision, a request for publication of a material fact about the court decision was granted, which was duly complied with.

On September 8, 2020, an agreement was signed between Vale and the MPF, requiring the termination of the process. On September 14, 2021, a sentence was rendered extinguishing the ACP, with subsequent closing of the case.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable.
Notes	-

19) Breach Notification No. 109203/2019
Administrative Area	State Foundation for the Environment (“FEAM”)
Instance	1st Instance
Date filed	08/01/2019
Parties to the lawsuit	FEAM and Vale
Amounts, assets or rights involved	A fine of 101,250 UFEMGS was applied, which represented, in December 2021, BRL 529,292.61.
Main facts

Notice of Breach No. 109203/2019 - Notice of Breach drawn up by the State Foundation for the Environment ("FEAM") on August 1, 2019, which attributed to Vale the following breach regarding the Statement of Stability Condition (DCE) mentioned below: "To prepare or submit information or study, report or environmental report totally or partially false, misleading or omitted, whether in the official control systems, whether in the licensing, granting or others". As stated in Inspection Notice No. 82637/2019, Vale would have presented the last DCE referring to B1, in the Environmental Information Bank (BDA), in September 2018 and that in the "Conclusion" field Vale would have informed, according to its auditor that “to ensure the safety conditions of dam I” “the activities of periodic inspection, monitoring, critical analysis of readings and periodic maintenance should be maintained”.

Defense presented on September 12, 2019, with no administrative decision to date.

Probability for loss	Probable
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Low economic value, but it is evaluated as having a high impact on the image, given that it is a tax assessment involving alleged false documentation related to dam safety.
Notes	Not applicable.

20) Case No. 1020547-27.2020.4.01.3800
Court	21st Federal Civil Court of SJMG
Instance	1st Instance
Developments	N/A
Date filed	06/02/2020
Amounts, assets or rights involved	BRL 5.32 (on December 31, 2021). In view of the priceless nature of the claims, consisting of an obligation to make, the value attributed by the Company to the claims is BRL 5.32.
Parties to the lawsuit	Vale S.A (ré) x Passargada Owners Association - ASPAS
Amounts, assets or rights involved	Suspension of mining and environmental licenses for the Mar Azul, Tamanduá and Capão Xavier mines.

Main facts

This is a Public Civil Action filed by ASPAS – Associação dos Proprietários de Passargada against Vale, ANM and the State of Minas Gerais, in which it alleges the existence of losses to water sources resulting from the mining activity carried out by the company.

It notes, at this point, that the Hydroenvironmental Diagnosis prepared by Projeta Engenharia, contracted by the Rio das Velhas River Basin Committee, would prove the existence of mining activities in the Fechos and Tamanduá basins, with the Mar Azul mine in the Fechos basin and the Tamanduá mine in the Tamanduá basin and that affect the water supply of the Metropolitan Region of Belo Horizonte.

It highlights the contamination of heavy metals from Ribeirão Macacos, which receives water from Fechos, since 2014, as presented by researchers from SENAI/MG and UFOP at the 14th Congress of the Sanitation and Water Supply Network (RESAG) in 2014, in addition to discussing on the impacts of mining activity on the Fechos and Tamanduá springs.

Therefore, it requires the granting of guardianship of evidence for the suspension of mining and environmental licenses for the Mar Azul, Tamanduá and Capão Xavier mines. Subsequently, if the guardianship of evidence is not granted, it fights for the granting of urgent guardianship for the suspension of the aforementioned mining and environmental licenses, in addition to maintaining the suspension of mining licenses until the Mine Closure Plan is executed.

On the merits, it asks for the confirmation of the injunction granted and the annulment of the mining and environmental licenses of the Mar Azul, Tamanduá and Capão Xavier Mines, in addition to the annulment of the environmental authorization that would have excluded contaminating metals from the monitoring of the water quality of Fechos, the condemnation of the Vale in the execution of the Mar Azul, Tamanduá and Capão Xavier Mine Closure Plans, under penalty of a daily fine to be fixed by the court, as well as the payment of i) heavy metal tests in water or food consumers of Macacos; ii) treatment for the contaminated; iii) indemnities for material and moral damages for the contaminated in amounts to be fixed by the Court; and, iv) decontamination of the Macacos stream bed.

The condemnation of the State of Minas Gerais for the execution of the Closure Plans for the Mar Azul, Capão Xavier and Tamanduá mines (if not carried out by Vale), under penalty of a daily fine to be fixed by the Court, as well as payment (if not compliance by Vale) of i) tests for heavy metals in consumers of water or food for Monkeys; ii) treatment for the contaminated; iii) indemnities for material and moral damages for the contaminated in amounts to be fixed by the Court; and, iv) decontamination of the Macacos stream bed.

It set BRL 100,000.00 (one hundred thousand reais) as the value of the case for tax purposes.

Case filed on June 2, 2020. On June 5, 2020, ANM presented its preliminary statement to the file, fighting for its exclusion from the defendant's side of the dispute.

On June 8, 2020, Vale S.A. presented to the case file this preliminary statement, at which time he maintained: (i) the incompetence of the Federal Court to process and judge the present demand, in view of the illegitimacy of the ANM to appear in the passive pole of the dispute; (ii) the ad causa illegitimacy of the author association; (iii) the non-existence of the necessary requirements for granting urgent relief; (iv) the absence of probability of the intended right; (v) the absence of danger of delay; (vi) the irreversibility of the effects of the decision and danger of reverse damage; On June 22, 2020, an interlocutory decision was rendered, through which the court declared the Federal Court's incompetence to process and judge the present demand, in view of the illegitimacy of the ANM to appear in the defendant's position, which removes the interest of the Federal Government in the case. It then determined the dismissal of the process in relation to the aforementioned autarchy, as well as the remittance of the case to the common state court.

On June 25, 2020, ASPAS filed an appeal against the aforementioned interlocutory decision.

On July 28, 2020, EMG presented its counter-arguments to the appeal filed by ASPAS.

On June 28, 2020, Vale presented its counter-arguments to the appeal filed by ASPAS, at which time it alleged, mainly, the inadmissibility of the appeal, in view of its non-application against the interlocutory decision - attached on August 24, 2020.

On October 24, 2020, the case file was submitted as an appeal to the TRF-1.

On November 9, 2020, the Opinion of the MPF was added, which fought for the declaration of nullity of the judgment, in view of the lack of subpoena from the Federal Public Prosecutor’s Office in a case whose intervention is mandatory. On the same date, case was held under advisement.

On March 10, 2021, ASPAS petition requesting that an injunction be issued in the case file due to a new fact, substantiated in the expansion of the Tamanduá Mine.

On June 2, 2021, Vale added a statement about the new preliminary injunction.

On December 1, 2021, a petition was filed by the association, requesting the reconsideration of the appeal in the face of a new fact (new legislation).

On April 8, 2022, a monocratic decision was rendered not knowing the appeal filed by ASPAS, recognizing the lack of jurisdiction of the Federal Court to decide on the action.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	It is not possible to fully anticipate the impacts, however, if the merits are judged valid in the State Court, where the case will be restarted due to the recognition of the incompetence of the Federal Court, the operations of the Mar Azul, Tamanduá and Capão Xavier Mines will be paralyzed, in addition to VALE being responsible for preparing environmental and contamination studies in areas, repairing environmental damage and recovering degraded areas.

Notes	Not applicable.

21) Process n. 5000818-88.2020.8.13.0239
Court	Single Court of the District of Entre-Rios de Minas
Instance	1st Instance
Date filed	09/22/2020
Parties to the lawsuit	Municipality of Jeceaba (plaintiff) Vale (defendant) and MPMG (law enforcement officer)
Amounts, assets or rights involved	Inestimable value.
Main facts

This is a Public Civil Action filed by the Municipality of Jeceaba against Vale, in the context of which an injunction was issued, on September 24, 2020, determining that Vale refrain from (i) launching tailings at Dam 7, belonging to the Viga Mine, without Location and Operation Permit (issued on December 28, 2020, in the records of Warrant No. 5001141-93.2020.8.13.0239 – cf. observations below); and (ii) carry out works on Dam 7 without issuing the relevant Construction Permit.

On the merits, it is requested that (i) “planning for the removal and installation in new homes of all citizens residing in the critical self-rescue area be established, upon presentation/preparation of a study that demonstrates areas at risk of human lives in the event of a rupture of the dam”; (ii) "adoption of a project/plan that presents a definitive solution to meet the safety of other areas not included in the previous item" and (iii) "presentation of a project/plan aiming at the adoption of short and medium-term measures that are effective and definitive in the protection and protection of the environment in the area of influence of the enterprise – ore tailings dam”. Finally, the Municipality of Jeceaba requests (iv) the condemnation of VALE to pay compensation to the population of Jeceaba for collective moral damages due to the maintenance of the dam operation “without the due authorization of the municipal public power”, in the astronomical and inadmissible amount of BRL 500 million.

Challenge filed by Vale on October 19, 2020.

Request made by Vale on December 3, 2020, after submitting all the necessary documentation, for the issuance of the Construction Permit for Dam 7.

Specification of evidence by the parties on February 12, 2021, when Vale requested the early judgment of the dispute, and the Municipality of Jeceaba fought for the production of testimonial and expert evidence.

On March 2, 2021, a decision was rendered that (i) rejected the requests for reversal of the burden of proof and testimonial evidence made by the Municipality of Jeceaba; (ii) granted the request for expert evidence (civil and mining engineering), to be funded by the Municipality of Jeceaba; (iii) ordered the party to the defendant to present the Administrative Proceeding ANM 27203.002771/1935-61, in full, within 15 days; and (iv) was not aware of the request for the issuance of the Construction Permit for Dam 7 presented by Vale, as it is not the object of the action.

On March 11, 2021, Vale filed a motion for clarification with the aim of resolving contradictions and filling omissions in the aforementioned decision. Decision on April 22, 2021, rejecting the motion. The process continued with the parties presenting their manifestations and questions for conducting the expertise that had been determined.

On November 25, 2021, the parties signed a Partial Agreement, whereby Vale undertook to perform various obligations to do, consisting of carrying out interventions in the B7 dam, in return, issuing the competent operation permit.

On November 26, 2021, a decision was issued ratifying the partial agreement. The process will continue for the other objects not included in the agreement.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Delay in works to reinforce and increase the safety of the dam, which aim to increase the safety factor of the structure.

Notes	At the same time, within the scope of the Writ of Mandamus filed more recently by Vale (no. 5001141-93.2020.8.13.0239), the order was granted, by preliminary decision, and on December 28, 2020 the Permit for the Location and Operation of Dam 7 was issued. It should be noted that the application for renewal of the license for the year 2021, with all the documents that instruct it, was filed by Vale on October 29, 2020, with the respective payment of the fee, and its analysis is awaited by the Municipality of Jeceaba. Regarding case No. 5001141-93.2020.8.13.0239, a decision was handed down on May 18, 2021, dismissing the case without resolution of merit, in view of the recognition of the existence of lis pendens. Currently, the appeal filed by Vale, on which the Municipality of Jeceaba manifested itself in counterarguments, is pending analysis.

22) Process n. 0800301-57.2020.8.14.0062
Court	Single Court of the Judicial District of Tucumã/PA
Instance	1st Instance
Date filed	05/13/2020
Parties to the lawsuit	MPPA (plaintiff) Vale (defendant) and Rural Producers Association (defendant)
Amounts, assets or rights involved	Inestimable value.
Main facts

Public civil action seeking the annulment of TAC TUCUMÃ, on the grounds of irregularities in its execution, either because the then signatory prosecutor did not have the authority to sign the agreement (as he was already responsible for another district), or because of territorial and material jurisdiction (facts that occurred in more than one municipality and there are issues of interest to the Federal Government).

In an injunction in August 2020, the TAC was suspended to prevent any transfer of financial resources to the Rural Producers Association, a court order maintained by the court.

In January 2021, Incra expressed its disagreement with the terms of the TAC, as per the opinion attached to the case file.

In March 2021, the MPPA requested an early judgment of the dispute, as there was no other evidence to be produced.

In the same month, envisioning “a real possibility of composition” between Vale, INCRA and the Association “aiming to put an end to the litigation”, INCRA asked for the suspension of the action for 60 days, which has not yet been analyzed by the judge.

After the Attorney General's Office informed that there was no ordinance for the joint action of the TAC signatory prosecutor, an order is awaited on requests for early judgment of the dispute, formulated by Vale and the MPPA.

For more information about the TAC and its replacement, see item 4.7 of this Reference Form.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Reputational impact on the Rural Producers Association, which has already blocked the access road to the Onça Puma operational unit, as well as the resumption of the public civil investigation underway at the MPPA in Tucumã, which would be terminated with the approval of the TAC that is intended to be annulled.
Notes	This process is related to the case "13) Term of Conduct Adjustment (TAC ICP TUCUMÃ/PA)", reported in item "(C) Other Terms of Conduct Adjustment and Relevant Commitment Terms" of item 4.7 of this Reference Form.

23) Case no. 1059046-89.2020.4.01.3700
Court	8th Federal Court Judicial Section of Maranhão
Instance	1st Instance
Date filed	12/14/2020
Parties to the lawsuit	Federal Public Prosecutor’s Office of Minas Gerais x Vale S.A.
Amounts, assets or rights involved	As the demand involves environmental damage, the value is immeasurable. The current amount involved is BRL 1,568,701.00.

Main facts

In December 2020, the Federal Public Ministry (“MPF”) filed a public civil action against the Company seeking compensation for alleged environmental damage resulting from the incident and reimbursement of expenses incurred by the government in relation to the salvage operation of the iron ore ship MV Stellar Banner.

On February 24, 2020, after identifying 02 cracks in the bow of the hull, the iron ore carrier MV Stellar Banner, from Marshall Islands, which had departed the Ponta da Madeira Maritime Terminal bound for Qingdao (China) , loaded with approximately 295 Mt of iron ore produced by us, had undertaken a shallow ground stranding maneuver around 100 kilometers off the coast of São Luís, thus preventing its sinking.

Vale supported the shipowner with technical-operational and preventive measures to safely remove the cargo of fuel and iron ore from the vessel. Despite all efforts during the salvage operation, the damage to the vessel's structure was very serious and with the approval of the Brazilian maritime authority and the Brazilian Institute of the Environment and Renewable Natural Resources - IBAMA, the bulk carrier was sunk in June 2020 along with a small part of the cargo that could not be taken off the ship.

Vale was summoned and presented its defense on March 16, 2022. A summons from the plaintiff is awaited to submit a reply and other developments of the procedural instruction.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	As this process is at an early stage, it is not possible to reasonably estimate its impact.
Notes	As this process is at an early stage, notwithstanding the manifest passive illegitimacy of VALE, unfavorable risks for the Company are seen as those arising from judicial precedents that denote an inclination to recognize objective civil liability for environmental damage, in addition to the possibility of liability based on in the broad interpretation of Law no. 9,990/2000. it is possible to reasonably estimate its impact.

24) Case no. 1002061-67.2020.4.01.3905
Court	Federal Court Judicial Section of Redemption
Instance	1st Instance
Date filed	07/11/2020
Parties to the lawsuit	Kakarekré Indigenous Association for the Defense of the Xikrin do djudjêkô People, Bayaprã Indigenous Association for the Defense of the Xikrin do O-Odja People, Porekro Indigenous Association for the Defense of the Xikrin do Catetê People and Djôre Indigenous Association for the Defense of the Xikrin do Pokrô People (“Plaintiff Associations” ) and VALE, FUNAI, IBAMA and SEMAS/PARÁ (together “Defendants”)
Amounts, assets or rights involved	The value of the claim attributed by the Plaintiff Associations is BRL 1,000,000,000.00 (December 31, 2021). In view of the object and progress of the process, the Company understands that the amount involved in a possible judgement is inestimable at this moment.

Main facts

On July 11, 2020, the Plaintiff Associations filed with the ACP, claiming that, because the project is neighboring the Indigenous Territory, the licensing authority should be IBAMA and not SEMAS/PA, and therefore request the suspension of the enterprise, the transfer of the licensing process to IBAMA and payment of a monthly amount in favor of the plaintiff associations until the completion of the new licensing.

On August 10, 2020, the judgment of the case determined the plaintiffs to amend the initial, given the lack of elements pointed out by him.

On August 28, 2020, the Author Associations submitted the petition to amend the complaint. On the same date, FUNAI petitioned the case file, requesting that the request for an injunction be evaluated after the presentation of a preliminary statement by all the defendants.

On September 4, 2020, VALE presented its preliminary statement, alleging, in summary, the illegality of the request, that the impacts of the enterprise are local, reaffirming the competence of SEMA/PA. On September 11, 2020, IBAMA presented its preliminary statement, alleging the same as VALE.

On October 15, 2020, the Plaintiff Associations submitted a request for preference in the analysis of the preliminary injunction.

On October 22 and November 9, 2020, respectively, SEMAS/Pará and FUNAI submitted their preliminary statements, arguing the same as VALE and IBAMA.

On December 29, 2020, Vale filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural procedure to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties. On February 9, 2021, VALE filed a petition in the case file to communicate the dismissal of the lawyer representing the Plaintiff Associations, as well as to reiterate the request for suspension of the procedural course due to the agreement entered into.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary.

On February 25, 2022, the MPF/Redenção expressed itself positively to the agreement.

On March 7, 2022, the Federal Court of Redenção approved the agreement, ordering the court secretariat to close the case due to the conciliation.

Probability for loss	Remote, given that the process is in its final stage, with approval in accordance with
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	A low impact is estimated, considering that there was an approval of the agreement to close the process.
Notes	Not applicable.

25) Case no. 1002171-66.2020.4.01.3905
Court	Federal Court Judicial Section of Redemption
Instance	1st Instance
Date filed	07/30/2020
Parties to the lawsuit	Kakarekré Indigenous Association for the Defense of the Xikrin do djudjêkô People, Bayaprã Indigenous Association for the Defense of the Xikrin do O-Odja People, Porekro Indigenous Association for the Defense of the Xikrin do Catetê People and Djôre Indigenous Association for the Defense of the Xikrin do Pokrô People (“Plaintiff Associations” ) and VALE, FUNAI, IBAMA and ANM (together “Defendants”)
Amounts, assets or rights involved	The value of the claim attributed by the Plaintiff Associations is BRL 1,000,000,000.00 (on December 31, 2021). In view of the object and progress of the process, the Company understands that the amount involved in a possible judgement is inestimable at this moment.

Main facts

On July 30, 2020, the Plaintiffs' Associations filed with the ACP, claiming that, because the Onça Puma project is located in an old indigenous cemetery and that this fact would configure the site as indigenous territory, the plaintiffs would have the right to participate in the result of the mining (royalties) and that the payment of this right should be retroactive to the first month of operation of the Onça Puma project, requiring the granting of an injunction obliging VALE to pay the alleged participation in the mining result on a monthly basis.

On October 26, 2020, the court of the case dismissed the preliminary injunction made by the plaintiff associations and determines the summons of the defendants.

On December 7, 2020, ANM filed a defense in the case file, alleging the illegitimacy of participation in the process and the impossibility of the requests made by the Plaintiff Associations because the area where the Onça Puma project is located is not indigenous land. On Tuesday, December 15, 2020, VALE filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural procedure to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties.

On January 8, 2021, FUNAI filed a defense in the case file, alleging the same as the ANM.

On December 29, 2020, Vale filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural procedure to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties. On February 9, 2021, VALE filed a petition in the case file to communicate the dismissal of the lawyer representing the Plaintiff Associations, as well as to reiterate the request for suspension of the procedural course due to the agreement entered into.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary.

On February 25, 2022, the MPF/Redenção expressed itself positively to the agreement.

On March 7, 2022, the Federal Court of Redenção approved the agreement, ordering the court secretariat to close the case due to the conciliation.

Probability for loss	Remote, given that the process is in its final stage, with approval in accordance with
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	A low impact is estimated, considering that there was an approval of the agreement to close the process.
Notes	Not applicable.

26) Case no. 1002950-33.2020.4.01.3901
Court	2nd Federal Civil Court Judicial Section of Marabá
Instance	1st Instance
Date filed	07/16/2020
Parties to the lawsuit	Kakarekré Indigenous Association for the Defense of the Xikrin do Djudjêkô People, Bayaprã Indigenous Association for the Defense of the Xikrin do O-Odja People, Porekro Indigenous Association for the Defense of the Xikrin do Catetê People and Djôre Indigenous Association for the Defense of the Xikrin do Pokrô People (“Plaintiff Associations”) and VALE, FUNAI, IBAMA, ICMBio, Federal Government and ANM (together “Defendants”)
Amounts, assets or rights involved	The value of the claim attributed by the Plaintiff Associations is BRL 2,000,000,000.00 (on December 31, 2021). In view of the object and progress of the process, the Company understands that the amount involved in a possible judgment is inestimable at this moment.

Main facts

On July 16, 2020, the Author Associations filed with the ACP, claiming that the environmental licensing of the German Project is fraught with error, due to the failure to carry out the Indigenous Component Study (ECI) linked to this undertaking, and that the Community Xikrin would have the right to compensation for the damage caused by the Igarapé Bahia Mine project, which has already ended.

On July 24, 2020, the court of the case dismissed the request for redistribution of the case to the 1st Civil Court, declaring the competence of the 2nd VCF Marabá to hear and prosecute the case.

On July 28, 2020, the Indigenous Associations filed a request for reconsideration regarding the refusal to re-file the case.

On August 3, 2020, the court of the 1st VCF Marabá declared that it lacked jurisdiction for cognizance and prosecution of the case.

On August 4, 2020, the Indigenous Associations filed a petition informing the filing of an interlocutory appeal against the decision that rejected the re-filing request.

On November 13, 2020, the court in the case determined the summons of the defendants.

On November 30, 2020, the Indigenous Associations petitioned the case file with a point of order requesting the establishment of a conflict of competence between the 1st and 2nd VCF of Marabá.

On February 25, 2020, the court of the case dispatches in the case file reiterating the determination to summon the defendants, indirectly disregarding the request to raise a conflict of jurisdiction.

On March 8, 2021, a rogatory letter was issued for service of process on VALE in Rio de Janeiro.

On April 5, 2021, VALE presented its defense in the file, alleging, in summary, the illegality of the requests, the regularity of the licensing process for the German Project and the inexistence of the right to compensation claimed. In addition, VALE filed a request for suspension of the action due to the procedural agreement entered into with the MPF and Indigenous Associations within the scope of Public Civil Action 002383-85.2012.4.01.3905, which had as its object the interruption of the procedural process to enable the composition, so that an agreement is signed that puts an end to the existing legal actions between the parties. The Company awaits the court's decision on this request.

On May 9, 2021, IBAMA presented its defense in the case file, alleging, in summary, the same arguments as VALE and the existence of a lis pendens with ACP Xikrin/Ferro.

On May 22, 2021, the Government presented its defense, arguing the same as IBAMA.

On May 30, 2021, ICMBio presented its defense arguing the same as IBAMA.

On May 3, 2021, FUNAI presented its defense arguing the same as IBAMA.

On May 10, 2021, the case was held under advisement for the judge of the case to consider the pending requests and the requests for the answer.

Throughout 2021, the parties held several meetings for dialogue, negotiations and deliberations on the terms of the global agreement that will partially end the action.

On December 17, 2021, Vale and the Xikrin Indigenous Community entered into a global agreement for the extinction of all actions in which they were party. Days later, the agreement was filed in the case file for approval by the Judiciary. Agreement approval is awaited.

Probability for loss	Remote, given that the process is in its initial phase and the defense theses are presented.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	As this process is at an early stage, it is not possible to reasonably estimate its impact.
Notes	Not applicable.

27) Case n. 5170520-61.2021.8.13.0024 (former number 1011405-62.2021.4.01.3800)
Court	1st Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	03/12/2021
Parties to the lawsuit	NGO Abracr a Serra da Moeda (author), State of Minas Gerais, National Agency of Mining and Vale (defendants)
Amounts, assets or rights involved	Inestimable.

Main facts

This is a Collective Civil Action submitted by the NGO Abrace a Serra da Moeda against Ferrous Resources do Brasil S.A., Vale S.A., State of Minas Gerais and National Mining Agency - ANM, due to the concession of LAS/RAS no. 44/ 2020 to Ferrous on April 29, 2020 for the reuse of iron ore fines at Mina Serrinha, which exempted the mining company from licensing the tailings dam, presenting EIA/RIMA and plan for recovery of degraded area, mine closure or emergency in case of dam collapse.

Thus, the plaintiff requested, in an injunction: (a) suspension of the effects of LAS/RAS 44/2020 granted by the State; (b) display of the mineral concession processes that are being processed by the ANM or, in case of confidentiality of documents, their availability under judicial secrecy; (c) judicial authorization for the NGO to monitor all administrative acts related to Mina Serrinha, especially those involving Mining Ordinance No. 004.547/1961 and Research Permit No. 830.895/1989.

On merit, it argued: (i) LAS/RAS nº 44/2020 granted by the State to Ferrous/Vale Companies is declared null; (ii) the ANM is compelled to authorize the NGO to monitor all administrative acts related to Mina Serrinha, especially those involving Mining Ordinance No. 004.547/1961 and Research Permit No. 830.895/1989; (iii) condemnation of collective moral damages, to be converted into the obligation to carry out measures for the recovery of the degraded area and closure of the Serrinha Mine, as well as the regularization of the Mãe d'Água Municipal Natural Monument, in Brumadinho/MG, under the terms of Municipal Decree No. 59/2013.

The Public Civil Action was initially distributed before the Federal Court, being assessed under No. 1011405-62.2021.4.01.3800.

On March 17, 2021, the Defendants were summoned to respond within 72 hours on the preliminary injunction made by the Plaintiff.

On April 8, 2021, after the Defendants' manifestation, a decision was rendered declaring the court's incompetence to judge and prosecute the case, which is why the case was sent to the State Court.

On May 10, 2021, the Plaintiff filed an Appeal, however, on September 25, 2021, a request for withdrawal of the appeal was filed, which was subsequently approved.

Subsequently, the records were received and distributed by lot to the 1st Court of the Public Treasury and Municipalities of the District of Belo Horizonte, under number 5170520-61.2021.8.13.0024.

In a decision rendered on November 4, 2021, the preliminary injunction made by the Plaintiffs was rejected.

Objections and reply were presented, in March 2022 the parties were summoned to specify the evidence to be produced. On March 10, 2022, Vale filed a petition informing that there was no evidence to produce and reiterating grounds for the denial of the reversal of the burden of proof claimed by the Plaintiff.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable value, as an unfavorable decision in the process or in the preliminary injunction could result in the annulment of the Environmental License and, subsequently, in the interruption of activities at Mina Serrinha.
Notes	Not applicable.

28) Case n. 5205612-03.2021.8.13.0024
Court	1st Court of the Public Treasury and Municipalities of the District of Belo Horizonte
Instance	1st Instance
Date filed	12/17/2021
Parties to the lawsuit	Public Prosecutor’s Office of Minas Gerais x Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 100,000.00.
Main facts

This is a Public Civil Action, filed by the Public Ministry of Minas Gerais, through which it intends to impose on Vale to refrain from operating the Forquilha V dam, at Fábrica Mine, until it has an Emergency Action Plan (PAE). ), duly approved by Organs competent bodies, which ensures the supply of drinking water to the affected communities in the event of a rupture, under penalty of a daily fine in the amount of BRL 100,000.00 (one hundred thousand reais).

Vale spontaneously appeared in the case file, attaching an anti-injuncition petition and a defense. Summoned, it also presented evidence to be produced. The case file is still awaiting consideration of the requests for urgent relief.

Probability for loss	Possible.

Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action arises from the fact that it is a public civil action filed by the Public Prosecutor's Office of Minas Gerais with a view to stopping the activities of the Forquilha V dam, and the loss of the process could cause significant financial losses to the Company due to the stoppage of activities from the Fábrica Mine.
Notes	Not Applicable

(v) Criminal

1. Case no. 0002725-15.2016.4.01.3822
Court	Single Court of the Federal Court of Ponte Nova
Instance	1st Instance
Date filed	10/20/2016
Parties to the lawsuit	Federal Public Prosecutor’s Office (“Plaintiff”) and Samarco, Vale, BHPB, VogBr Recursos Hídricos e Geotecnia Ltda. and certain individuals who were employees of Samarco or members of Samarco's governance bodies or advisory boards (together the “Defendants”)
Amounts, assets or rights involved	Not applicable

Main facts

On October 20, 2016, the MPF filed a criminal action against the Defendants, accusing them of murder, bodily harm and various environmental crimes due to the collapse of the Samarco dam.

On November 16, 2016, the complaint was received by the judge, initiating the criminal process.

On March 2, 2017, Vale presented its response to the accusation.

On July 4, 2017, the Ponte Nova court ordered the suspension of the process and the issuance of an official letter to the telephone operators to inform the periods in which the telephone interception granted during the police investigations took place, in order to verify any nullity by the non-observance of the legal term.

On November 13, 2017, the Ponte Nova court determined the continuation of the process and maintained the telephone interceptions in the records but determined the removal of Samarco's corporate chats that were outside the time lapse, whose collection was previously authorized in court when the search and seizure injunction was granted at Samarco.

In April 2019, three Habeas Corpus were judged by the Federal Regional Court 1st Region, filed to stopping the criminal action regarding the imputation of homicide, and all had the order granted and its effects extended to all the defendats. Thus, because of the halting of the criminal action conceming the accusation of homicide the process no longer proceeds under the rite of the jury Court.

On May 2, 2019, the Ponte Nova court determined the change of the procedural class from jury rite to ordinary rite, determining, in the end, the manifestation to the Federal Public Ministry and, successively, to the defenses, to subsequent application of article 397 of the Criminal Procedure Code (summary acquittal).

On September 20, 2019, the Ponte Nova/MG court issued a decision rejecting the accusations concerning the former executives, current and former employees of Vale, which dealt, as regards individuals, with charges of crimes in potential, including homicide, landslide and flooding. Vale remains denounced by the accusation indictment, for the practice of alleged environmental crimes. The Company and a former employee remained denounced in another accusation, related to the alleged omission of information to a public administration body.

At the same time, Vale filed a petition requesting recognition of the statute of limitations for environmental crimes, and on May 2, 2019, the court rejected the request, which is why Vale filed, on May 27, 2019, an Appeal in the Strict Sense.

On July 14, 2020, the Appeal in Strict Sense was rejected by the 4th Panel of the Regional Court of the 1st Region.

In February and March 2022, the hearings of two former members of the Independent Tailings Review Board (“ITRB”) residing in Canada were held, and the hearing of the third member will be rescheduled for a date yet to be determined. The witnesses were heard by videoconference.

With regard to the Special Appeal filed in December 1, 2021, due to the non-provision of the Appeal in the Strict Sense that sought recognition of the statute of limitations of the state punitive claim in relation to VALE, the case remains in the Federal Regional Court of the 1st Region awaiting remittance to the Superior Court of Justice.

In addition to this Appeal, still pendind the judgement the appeals in the strict sense filed by the Federal Public Ministry against the decision that rejected the complaint in relation to the governance members representing Vale and BHP in the Samarco structure, as well as against the decision that decreed the removal of evidence produced in the period not covered by the court order that authorized the search and seizure of the company.

In May 2022, the Ponte Nova/MG court established the continuous the testimony hearings.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. In case of loss or preliminary injunction, there is a risk of condemnation of individuals and legal entities to the penalties provided for in Law no. 9,605/98 with consequent financial and image impact on legal entities and individuals.
Notes	Not applicable.

2. Case No. 0004766-45.2016.8.19.0030
Court	Single Court of the District of Mangaratiba/RJ
Instance	First Instance
Date filed	Receipt of the complaint on 12/06/2016.
Parties to the lawsuit	Plaintiffs: Public Prosecutor’s Office Defendants: Former directors of MBR
Amounts, assets or rights involved	The amount involved in the tax proceedings related to the criminal action is approximately BRL 9.1 million (as of December 31, 2021), fully guaranteed by an insurance policy.
Main facts

The complaint refers to the alleged conduct of tax evasion by former directors of the company, relating to the tax assessment issued by the State of Rio de Janeiro for the demand for Tax on the Circulation of Goods and Services (ICMS), due on ore re-sanding activities at its port facilities.

The Company understands that the allegations are unfounded. The defense presented evidence and arguments in the criminal proceeding and a decision is pending.

The tax collection is under discussion at the judicial level through a tax foreclosure proceeding that has already been challenged by the company, which is in the stage of expert evidence production. The Company presented, as evidence borrowed, a favorable expert report, produced in a tax action that has a similar object to this proceeding (ICMS on ore re-sanding in port facilities), which became unappealable in favor of the Company, confirming the inexistence of a triggering event for the ICMS on the rescreening activity carried out at the TIG.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of loss of the tax process, the Company will pay the debt. If the debt is settled, the object of the criminal proceeding will be terminated, with the extinction of the punishment of the directors. The process is relevant in view of the allegation of a possible tax crime.
Notes	If the tax process is judged in favor of the company, the punishment of former directors in the criminal action will be dismissed.

3) Case no. 15460-44.2018.810.0001
Court	8th Criminal Court of São Luís/MA
Instance	First Instance
Date filed	Receipt of the complaint on Tuesday, February 19, 2019.
Parties to the lawsuit	Plaintiffs: Public Prosecutor’s Office Defendants: VALE and former directors of VALE
Amounts, assets or rights involved	This is a Criminal Action. The offenses provided for in Law 9.605/1998, art. 54, §2, II (Atmospheric Pollution).

Main facts

The complaint refers to the alleged conduct of Emission of atmospheric pollution, potentially harmful to human health, in breach of Resolutions 003/1990 and 008/1990, both of CONAMA. The emission of mismatched particulates would have occurred on December 15 and 16, 2011. The defenses in the case were timely presented.

On September 1, 2020, a partially valid decision was handed down to exclude the then executive directors of Vale from the Criminal Action, and the action will continue against the Company.

On January 22, 2021, a decision was rendered designating an instruction hearing for May 3, 2021, which was later rescheduled to June 25, 2021.

On June 25, 2021, an instruction hearing took place, in which, after reading the complaint, testimony was taken from the prosecution witnesses, as well as the defense witnesses. The company's agent was then questioned. Finally, the MP offered the possibility of conditional suspension of the process.

On July 1, 2021, Vale S/A declined the proposal for conditional suspension of the process presented by the MPMA and then, on July 27, 2021, Vale presented its closing arguments.

On October 25, 2021, the case was sentenced and the complaint to absolve the defendant Vale from the imputation attributed to it, based on art. 386, Item V, of CPP. On November 9, 2021, the final decision was certified and the case files were filed on the same date.

Probability for loss	Remote.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Absence of impact, given the total dismissal of the action and the filing of the case records.
Notes	Not applicable.

4) Process n. 0138811-17.2018.8.13.0245
Court	1st Criminal Court of the District of Santa Luzia/MG
Instance	1st Instance
Date filed	May 2020
Parties to the lawsuit	MPMG (plaintiff) Vale and Ana Luiza Almeida (defendants)
Amounts, assets or rights involved	Impaired value, as it is a demand of a criminal nature. Alleged violation of articles 38, 68 and 69-A of Law No. 9,605/98.
Main facts

This is a criminal action arising from a complaint filed by the MPMG against Vale and its employee Ana Luiza Almeida, charging them with the crimes provided for in articles 38, 68 and 69-A of Law No. 9,605/98.

The alleged criminal offenses date back to the environmental intervention carried out, in 2017, at the Mining Development Center located in Santa Luzia/MG, when the (authorized) suppression of seventy-one tree specimens was necessary, due to the risk of slope destabilization there existing.

On May 4, 2020, the Public Prosecutor’s Office filed the aforementioned complaint.

On June 10, 2020, the Judicial Authority received the aforementioned complaint, determining the summons of Vale and its collaborator Ana Luiza Almeida to present their responses to the accusation.

On February 23, 2020, Vale was summoned to present a response to the accusation within ten days, at which time it will defend that the aforementioned intervention was carried out in absolute accordance with the legislation, seeking its acquittal.

Filed a response to the accusation on March 4, 2021.

Judicial decision finally receiving the complaint offered by the Public Prosecutor's Office and designating an instruction hearing for December 1, 2021 at 1:30 pm. Hearing of instruction and trial held. All witnesses for the prosecution and part of those listed by the defense were interviewed. A new hearing will be designated to continue the cross-examination of the defense witnesses.

Probability for loss	Possible

Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Any conviction will result in the payment of a fine, in addition to reputational risks.
Notes	Not applicable.

5) Case no. 0003237-65.2019.8.13.0090
Court	2nd Civil, Criminal and Criminal Execution Court of the District of Brumadinho/MG
Instance	1st Instance
Date filed	02/14/2020
Parties to the lawsuit	Public Ministry of Minas Gerais (“Plaintiff”) and Vale, Tüv Süd, and certain individuals who were employees of Vale and Tüv Süd (together “Defendants”)
Amounts, assets or rights involved	Not applicable
Main facts

On January 21, 2020, the Public Prosecutor’s Office of Minas Gerais filed a complaint against the defendants to seek their responsibility for the rupture of Dam I, at the Córrego do Feijão mine, in Brumadinho/MG, on January 25, 2019. The Public Prosecutor's Office of Minas Gerais imputes the crimes of double qualified homicide to the defendants and to all the defendants crimes of the Environmental Crimes Law.

On February 14, 2020, the Brumadinho court received the complaint and determined the summons of the defendants to present a response to the accusation.

On December 14, 2020, VALE was summoned to submit its defense to the criminal action brought before the Brumadinho court. On December 15, 2020, the Brumadinho court suspended the action.

On August 24, 2021, in the lower court, the Brumadinho court issued a decision ordering the resumption of the criminal action, granting a period of 90 days to present the defenses.

On October 19, 2021, the sixth class of the Superior Court of Justice , in ordinary appeals in Habeas Corpus, ruled that the competence to process and judge the complaint as brought by the Public Ministry of Minas Gerais belongs to the Federal Court. The Superior Court also determined the remittance of the case to the competent court, and declared null and void all decisions rendered by the Brumadinho court, including the receipt of the complaint.

On January 14, 2022, the Public Prosecutor's Office of Minas Gerais filed an Extraordinary Appeal against the decisions rendered in the context of the ordinary appeals in Habeas Corpus, aiming the reversing decision of the Superior Court of Justice’s decision so that the competence of the State Common Justice is recognized.

On March 30, 2022, the Vice-President of the Superior Court of Justice admitted the appeals of the Public Prosecutor’s Office of Minas Gerais, as he understood the admissibility requirements for referral to the Federal Supreme Court.

On April 28, 2022, one of the extraordinary appeals filed by the Public Prosecutor’s Office of Minas Gerais was distributed in the Federal Supreme Court to Minister Edson Fachin. The other appeal is still awaiting referral to the Federal Supreme Court’s trial.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. In case of loss, there is a risk of condemnation of individuals and legal entities to the penalties provided for in Law no. 9,605/98 with consequent financial and image impact on legal entities and individuals. Individuals still face the risk of receiving the penalties provided for the crime of homicide.
Notes	The records of the investigations carried out by the Federal Police were forwarded to the Federal Public Prosecutor’s Office, which, so far, has not commented on them and has not concluded its own investigation, which may result in new criminal proceedings.

3. Case No. 0002261-08.2021.8.19.0030
Court	Single Court of the District of Mangaratiba/RJ
Instance	First Instance
Date filed	Receipt of the complaint on 8/1/2021.

Parties to the lawsuit	Plaintiffs: Public Prosecutor’s Office Defendants: Former executives of MBR
Amounts, assets or rights involved	The amount involved in the tax proceedings related to the criminal action is approximately BRL 796 million (as of December 31, 2021), fully guaranteed by an insurance policy.
Main facts

The complaint refers to the imputation - to former MBR executives - of an alleged crime against the tax order, consisting of the alleged under-invoicing in the provision of port cargo handling services at the Ilha Guaíba Terminal (TIG), located in Mangaratiba, in the State of Rio de Janeiro.

The Company understands that the criminal action is unfounded. We await the summons of all former administrators to present a defense, in order to demonstrate the absence of grounds for criminal prosecution.

The tax collection, in turn, is being discussed in the judicial sphere through a tax foreclosure already embargoed by the company, which is awaiting judgment of the appeal. There is, in the case file, a judicial expert's report favorable to the Company, as well as a report from an independent auditing company (Ernst Young) and an opinion from a USP professor (Paulo Ayres) favorable to the company's thesis.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In case of loss of the tax process, the Company will pay the debt. If the debt is settled, the object of the criminal proceeding will be terminated, with the extinction of the punishment of the directors. The process is relevant in view of the allegation of a possible tax crime.
Notes	If the tax process is judged in favor of the company, the punishment of former directors in the criminal action will be dismissed.

4.3.1. – Indicate the total amount provisioned, if any, of the cases described in item 4.3

(i) Labor

As of December 31, 2021, the total amount provisioned, considering the 13 labor claims described in sub-item (i) of item 4.3 above, was approximately BRL 10 million.

(ii) Taxation

On December 31, 2021, the total amount provisioned, considering the 8 tax claims described in sub-item (i) of item 4.3 above, was approximately BRL 2,243 million.

(iii) Civil

On December 31, 2021, there was no amount provisioned, considering the 35 civil claims described in sub-item (iii) of item 4.3 above.

(iv) Environmental

On December 31, 2021, the total amount provisioned, considering the 28 environmental claims described in sub-item (iv) of item 4.3 above, was BRL 5 million.

(v) Criminal

On December 31, 2021, there was no provision for the 6 criminal proceedings described in sub-item (v) of item 4.3 above.

4.4 - Non-confidential judicial, administrative or arbitration proceedings whose opposing parties are managers, former managers, controllers, former controllers or investors

The tables below present an individual description of the non-confidential administrative or arbitration proceedings whose opposing parties are managers, former managers, controllers, former controllers or investors of the Company:

1) Case no. 0079940-46.2010.4.01.3800
Court	18th Federal Court of Belo Horizonte - Minas Gerais
Instance	1st Instance
Date filed	02/18/2004
Parties to the lawsuit	Transger S/A (plaintiff) and Ferrovia Centro Atlântica S/A, Mineração Tacumã Ltda., KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda., Fundação Vale do Rio Doce de Seguridade Social - Valia and Companhia Siderúrgica Nacional - CSN (defendants)
Amounts, assets or rights involved	Priceless – Request for the cancellation of the meeting.

Main facts

The plaintiff filed a lawsuit requesting, in addition to compensation, the annulment of the meeting that authorized the capital increase of Ferrovia Centro-Atlântica S.A. - FCA (“FCA”) in 2003, due to the alleged practice of abusive acts by the controlling group of FCA. The judgment, which had upheld the action, was annulled by the Minas Gerais Court of Justice, which ordered a new expert evidence to be carried out. In the course of the new expert examination, the National Land Transport Agency (“ANTT”) expressed its interest in participating in the case and, for this reason, the jurisdiction over this case was transferred to the Federal Court of Minas Gerais.

The judge of the 18th Federal Court of Belo Horizonte issued a decision recognizing the competence of the Federal Court to judge the case, due to ANTT's interest in maintaining the concession and the integrity of the administrative act. ANTT manifested itself in the process, ratifying its understanding of the validity of the act that authorized the increase in FCA's capital stock. The judge issued a decision ending the procedural instruction of the case and opened a term for closing arguments. All parties submitted their final arguments, including ANTT, without prejudice to the submission of appeals (motion for clarification and denied appeals) due to the decision that declared the procedural instruction of the case concluded.

New decisions were rendered maintaining this position, as well as that the discussion about the necessary active joinder of two shareholders that are not part of the dispute (Sérgio Feijão and Associação da Preservação da Memória Ferroviária) is already precluded. This last understanding was the object of the filing of interlocutory appeals and interlocutory appeal withheld - given that the decision was rendered before the effectiveness of CPC/15 - by the companies involved.

On November 10, 2016, a conciliation hearing was held, deciding to grant a period for Transger to bring proposals for agreement. Two were presented, both of which were refuted, in petitions filed on January 23, 2017, by the defendant companies, due to the lack of reasonableness and because they were based on the expert report produced in the case file. Only VLI (Mineração Tacumã) formulated a counter-proposal, which was refuted by Transger on February 6, 2017. On the same occasion, the Plaintiff made a request for guardianship of evidence in order to anticipate the effects of any favorable judgment. Additionally, on March 31, 2017, Transger petitioned for an urgent injunction aiming to suspend resolutions on a possible reverse split of FCA shares in AGO/AGE scheduled for April 28, 2017.

On April 20, 2017, the Judge issued a decision highlighting the impossibility of an agreement and determining the upholding of the case for advisement and judgment. On the occasion, he stated that the urgent relief would be considered in the judgment itself. However, on September 20, 2017, it issued an order giving the defendants a view on the request for relief of evidence. The term for manifestation ended on October 10, 2017.

After the filing of the demonstrations on October 10, 2017, the records were sent to ANTT, which presented a manifestation on October 16, 2017. On October 5, 2017, FCA spontaneously added to the case file an opinion issued by Nelson Eizirik on the "legitimacy of the request for annulment of the resolution that approved, on May 14, 2003, an increase in FCA's share capital". In view of the opinion, the Judge lowered the case files in diligence to attach the petition with the opinion and consequent opening of successive views to the parties on the opinion within 5 days, according to the decision published on January 12, 2018. Transger submitted its statement to the opinion on January 29, 2018 and, therefore, the Company's statement to the opinion took place on February 8, 2018. A view was then opened to ANTT, which manifested itself on April 3, 2018, having reiterated the legality of the capital increase questioned by Transger. On April 6, 2018, the case was returned for conclusion, thus awaiting a new decision.

On June 6, 2019, a judgment was published, judging in part the plaintiff's request and condemning the Defendants to pay the compensation in favor of the plaintiff in the amount of BRL 56,352,307.12, updated until May 2019, to be apportioned among the defendants in the current proportion of the controlling interest in relation to the former RFFSA. If the obligation to pay in June is not fulfilled, interest and monetary restatement will apply from that date onwards in accordance with the Manual of Calculations of the Federal Justice. The defendants were condemned to carry out a new election to ensure the participation of former railroad workers on the Parent Company's Board of Directors, as well as to pay attorney's fees in the percentage of 10% of the total conviction in favor of the plaintiff's patrons, considering the reciprocal loss of suit.

On June 19, 2019, KRJ Participações S/A, CPP Participações S/A, Carmo Administração e Participações Ltda., filed motions for clarification against the terms of the judgment. Until the present date, the judgment of the embargoes presented by all parties (plaintiff and defendant) is awaited, with the objective of defining what would be the time frame of the shareholding composition that should be used for the purposes of apportionment of the indemnity.

Probability for loss	Possible
Analysis of impact in case of loss	The lawsuit is relevant due to the request for annulment of the Extraordinary Shareholders Meeting that authorized the capital increase of FCA in 2003.
Notes	Not applicable.

2) The original process was distributed in the Juiz de Fora/MG District and as the alleged incompetence exception was accepted, the process was redistributed to the 7th Business Court of Rio de Janeiro, receiving No. 0354058-47.2015.8.19.0001
Court	7Thth Business Court of the District of Rio de Janeiro
Instance	1st Instance
Date filed	01/24/2013
Parties to the lawsuit	SUDFER (plaintiff) and Júlio Fontana Neto, Henrique Aché Pillar, José Paulo de Oliveira Alves, Pablo Javier de La Quintana Bruggemann, Lauro Henrique Campos Rezende, Wanderlei Viçoso Fagundes, Hugo Serrado Stoffel, Guilherme Frederico Escalhão, Delson de Miranda Tolentino, Marcus Jurandir de Araújo Tambasco, Chequer Hanna Bou-Habib, Roberto Gottschalk, Joaquim de Souza Gomes, Luiz Antônio Bonaguara, Companhia Siderúrgica Nacional S.A., Minerações Brasileiras Reunidas S.A. - MBR, Usiminas – Usinas Siderúrgicas de Minas Gerais, Gerdau S.A. and Vale S.A. (defendants).
Amounts, assets or rights involved	Inestimable.

Main facts

Clube Sudfer, as a minority shareholder of MRS Logística S.A. (“MRS”) filed a lawsuit against the directors, the members of the Board of Directors and the controlling shareholders of MRS (among which, Vale). It alleges that the directors and directors would have committed acts of mismanagement when approving a harmful tariff model for MRS, which was in force from 1998 to 2002. It alleges that there was a conflict of interests between the controlling shareholders and MRS, insofar as, as captive customers of the rail network, they took advantage of setting tariffs at a value below what was practiced in the market. As a consequence of the adoption of the tariff model, MRS would have recorded losses, without the distribution of dividends to shareholders. As no dividends were distributed, it claims that it would not have been able to honor its financial commitments to third parties and, in addition, it would not have been able to obtain financing from BNDES to participate in the second offering of shares of MRS, in the midst of the privatization process. Based on these allegations, it claims: (i) the conviction of the defendants to pay compensation for pain and suffering, in the amount of BRL 150.0 thousand; (ii) the condemnation of the controlling shareholders to comply with the obligation to do, consisting of the sale, in proportion to their interest, of 3,744,440 MRS shares, at the same price and under the same conditions established in the privatization Notice; and (iii) considering the claimed shareholding, it requires the defendants to be sentenced to pay all differences related to unpaid dividends.

On March 15, 2012, Vale, MBR, and the former directors of MRS, Messrs. Chequer Hanna Bou-habib, Guilherme Frederico Escalhão, Hugo Serrado Stoffel and Roberto Gottschalk submitted their defenses. Vale also raised procedural issues (exception of lack of jurisdiction), with the aim of having the action referred to the District of Rio de Janeiro. A decision was rendered upholding this claim and ordering the remittance of the case to the courts of Rio de Janeiro. Against this decision, Clube Sudfer filed an interlocutory appeal, which was not granted in July 2012. Faced with the denial, Clube Sudfer filed a Special Appeal, which has been pending judgment at the STJ since February 2013. In August 2015, the case was sent to Rio de Janeiro, after the decision that upheld the objection of lack of jurisdiction presented by Gerdau became final. The case was distributed to the 7th Business Court of the Court of Justice of the State of Rio de Janeiro/RJ, and the notary's office certified the existence of negative summons of some of the defendants. On November 16, 2015, SUDFER was summoned to comment on the pending summons, and the summons had not been completed until then. There has not yet been a complete summons of all the defendants in this action. In fact, on July 5, 2017, a public notice was published for the summons of the Estate of Wanderlei Viçoso Fagundes and Lauro Henrique Campos.

On January 8, 2018, the Defendants who were summoned by public notice were declared in absentia, however, they were granted a Special Curator pursuant to the Law. On April 9, 2018, a decision was published for the parties to express whether they are interested in holding a conciliation hearing, in addition to specifying the evidence they intend to produce. On April 24, 2018, Vale filed a petition stating that it has no interest in a conciliation hearing, as well as no further evidence to be produced, as it is a matter of law. On May 2, 2018, a decision was published determining the plaintiff to express its opinion on the allegations presented by the defendants, with a term in progress.

On August 27, 2018, a judgment was published, and the request was judged unfounded, as it was fulminated by the statute of limitations.

Against the sentence, SUDFER filed a motion for clarification on September 24, 2018, however, they were rejected, according to the decision published on November 16, 2018.

SUDFER filed an appeal and a view was opened for the defendants to counter the appeal.

Subsequently, the defendants submitted an adhesive appeal only to increase the loss of suit established in the judgment.

Case sent to TJ/RJ on May 31, 2019 and distributed to the 18th. CC. On June 26, 2019, it was brought to trial and, unanimously, the appeals were dismissed.

At the end of June, MRS and SUDFER began an out-of-court settlement with a view to extinguishing the disputes they had between them. MRS conditioned that the out-of-court settlement should also reach the actions filed by the CLUBE against the controlling shareholders and members of the MRS Board, such as this lawsuit, which would imply SUDFER waiving this action.

The out-of-court settlement was entered into by MRS and the CLUBE at the beginning of July 2019, with the shareholders of MRS participating in it.

On July 12, 2019, CLUBE SUDFER presented a petition for waiver of the right to appeal the judgment and, thus, postulating the dismissal of the case with judgment on the merits. The petition was signed jointly by the defendants who were party of the action, presented by their attorneys. The order was approved on August 15, 2019.

On September 2, 2019, the decision ratifying the request for waiver in the 2nd instance was final and unappealable. In 1st Degree, a decision was rendered determining satisfaction of the judgment, which took place on September 10, 2020.

Final procedures are awaited by the notary's office for the purposes of shelving the case.

Probability for loss	Remote.
Analysis of impact in case of loss	Any unfavorable decision in the process would generate financial losses for the Company and for its image.
Notes	Awaiting for the final procedures of the notary to lower the process.

4.4.1. – Indicate the total amount provisioned, if any, of the cases described in item 4.4

On December 31, 2021, there was no amount provisioned for the processes mentioned in item 4.4 above.

4.5 - Relevant confidential processes

Item 4.5 covers confidential processes relevant to the business of the Company and/or its subsidiaries as of December 31, 2021. For relevant proceedings, as applicable, after December 31, 2021, see item 4.7 of this Reference Form.

1) Process n. 0393909-98.2012.8.19.0001
Amounts, assets or rights involved

Discussion about the the conditions provided in the debentures’ deed.

The parties entered into an agreement in mid-2018, which was ratified in October 2018. After compliance with the agreement, the case was shelved.

Analysis of impact in case of loss	N/A - Agreement ratified by judgment in 2018.

2) Case no. 1015425-06.2019.4.01.3400
Amounts, assets or rights involved	Inestimable value. This is a citizen suit that aims to prevent CADE from definitively authorizing Vale to acquire a certain company.
Analysis of impact in case of loss	The process is relevant due to the economic impact in the event of eventual cancellation of the deal carried out, in addition to reputation/image reflections.

3) Case no. 00190.104883/2020-98
Amounts, assets or rights involved

Up to 20% of 2018 gross profit.

The Comptroller General of the Federal Government has instituted an administrative process of accountability (PAR) against Vale based on art. 5, item V, of Law no. 12,846/13, alleging that the company had hindered the inspection of the National Mining Agency (ANM) by inserting incomplete or untrue information in the SIGBM regarding Dam I, located at the Córrego do Feijão mine, in Brumadinho /MG, and presentation of a false stability condition statement (DCE) in September 2018 for the same structure.

The administrative proceeding has already completed the investigation phase, at which time Vale presented a written defense and the testimonies of the witnesses listed were collected. Afterwards, the Processing Commission presented the Report and Vale added its closing arguments.

On May 2, 2022, there was an attachment of an order from the DIREP (Directorate for the Responsibility of Private Entities), manifesting itself by the regularity of the PAR, as well as, after the manifestation of the legal advice of the CGU, the referral to the competent judging authority.

It is awaiting the consideration of Vale's final allegations by the Commission.

Analysis of impact in case of loss	In the event of a loss, there is a risk that the Company will be sentenced to pay a fine calculated on the annual gross revenue for 2018, arbitrated between 5% and 20% of this total amount, in addition to image and reputation risks.

4) Case no. 02/2020
Amounts, assets or rights involved

Up to 20% of 2018 gross profit.

The Controller General of the State of Minas Gerais initiated an administrative process of accountability (PAR) against Vale based on art. 5, item V, of Law no. 12,846/13, alleging that the company had hindered the inspection of FEAM by submitting a false declaration of stability condition (DCE) for Dam I, located at the Córrego do Feijão mine, in Brumadinho/MG, in September 2018, and the presentation of this same document, together with its audit report, in November 2018, to the Public Prosecutor’s Office of Minas Gerais.

On March 2, 2021, Vale presented a written defense before the Comptroller General of the State and, at the same time, filed a writ of mandamus against this PAR based on bis in idem, considering that the application of the fine penalty has already been requested in the judicial sphere by the Public Prosecutor’s Office of Minas Gerais.

The preliminary injunction formulated in this writ of mandamus was granted to suspend the progress of the PAR.

On April 19, 2021, the AGE, representing the State of Minas Gerais, filed an interlocutory appeal against the decision that granted the injunction of the writ of mandamus. On December 14, 2021, the interlocutory appeal filed by the AGE was granted, revoking the injunction of the writ of mandamus that had suspended the progress of the PAR.

On May 10, 2022, a notification was sent to Vale S.A, for a manifestation about the CPAR's deliberation order, regarding the instructive acts, such as hearings, expertise and gathering of documents.

On May 16, 2022, Vale S.A petitioned on the writ of mandamus, reiterating the need for its immediate judgment.

Currently, we await the judgment of the writ of mandamus and the resumption of the PAR movement, since the decision that suspended it has been revoked.

Analysis of impact in case of loss	In the event of a loss, there is a risk that the company will be sentenced to pay a fine calculated on the annual gross revenue for 2018, arbitrated between 5% and 20% of this total amount, in addition to image and reputation risks.

5) Arbitration proposed by minority shareholders, trade associations and foreign funds (Nos 136/19, 137/19, 172/20, 206/22, 207/22 and 208/22))
Amounts, assets or rights involved

Vale appears as required in: (i) an arbitration initiated by 385 alleged minority shareholders; (ii) two arbitrations instituted by a trade association that supposedly represented the Company's shareholders; and (iii) three arbitrations instituted by foreign legal entities, acting as representatives or jointly with as many foreign legal entities. All arbitrations are managed by the B3 Market Chamber and are processed confidentially.

In the six arbitrations, the Claimants allege that Vale was aware of the risks associated with B1 dam in Brumadinho and other tailings dams and would have failed in its duty to disclose such risks to investors, which would be required by applicable Brazilian legislation and the of the Securities and Exchange Commission. Based on this argument, the Claimants seek damages.

The Company contests all the proceedings in progress, in which not even an arbitration term has been signed so far. Based on the assessment of the Company's legal advisors, the expectation of loss is classified as possible for the six procedures and, considering the initial phase of all arbitrations, it is not possible at this time to reliably estimate the amount and possible impact of a loss.

Regarding the amounts involved in the disputes, in four of the six arbitrations, amounts were indicated solely for the purpose of collecting costs. In one of the arbitrations brought by foreign legal entities, the claimants estimated the amount of the alleged losses at approximately BRL 1.8 billion, while in the other arbitration, the claimants estimated the amount at approximately BRL 3.9 billion. The Company understands that, for these two arbitrations, the expectation of loss of value as estimated by the claimants is remote.

Analysis of impact in case of loss	Any unfavorable decision in the proceedings would generate financial losses for the Company, in addition to having reputational/image effects.

6) Arbitration Procedure n. 109/2021/SEC
Amounts, assets or rights involved

BRL 150,000,000.00, on December 31, 2021.

Arbitration proceeding brought by the buyers of Vale Cubatão Fertilizantes LTDA. against the Company, in which a possible indemnification for alleged losses arising from the purchase and sale operation is discussed, as well as the nullity of certain clauses established in the respective contract.

On November 18, 2021, the parties to the procedure submitted a joint application for suspension of the arbitration, in view of the progress of negotiations aimed at the composition of the dispute, which was registered by the Secretariat of the Arbitration Chamber on November 22, 2021.

On March 21, 2022, the parties jointly requested the extension of the suspension of the arbitration in question for another 40 days, as they continued to negotiate a possible agreement to settle the dispute. Such request was registered by the Secretariat of the Arbitration Chamber on March 23, 2022.

On April 29, 2022, the parties submitted a new joint application for an extension of the suspension of the arbitration, for another 40 days, considering the negotiations about an agreement to settle the dispute, which was registered by the Arbitration Chamber Secretariat on May 03, 2022.

Analysis of impact in case of loss	Any unfavorable decision in the proceedings would generate financial losses for the Company, in addition to having reputational/image effects.

4.6 - Repetitive or related, non-confidential and relevant judicial, administrative or arbitration proceedings together

The items below present a description of repetitive or related, non-confidential and material judicial, administrative or arbitration proceedings jointly initiated until December 31, 2021. For information on relevant proceedings initiated or in which the Company was summoned after that date, see item 4.7 of this Reference Form.

(i) Labor

In this section 4.6 of the Reference Form, the amounts involved in repetitive or related processes are highlighted. Considering the size of the Company, the number of employees and service providers and the number of labor claims, those representing more than 5% of the total claims filed against the Company on December 31, 2021 were considered repetitive, which are described in the table below, namely: joint/subsidiary liability (26%); overtime (17%); additional health and risk factors (7%); obligation to do (6%); attorney fees (6%).

Fact and/or legal case	The most recurrent objects are subsidiary/solidarity liability, overtime and additional for unhealthy work and hazardous work.
Values involved	BRL 9.7 billion.
Practice of the Company or its subsidiary that caused such contingency	Differences in interpretation between the Company, employees and unions regarding various facts, legal provisions and normative instruments related to the objects mentioned above.

(ii) Taxation

Fact and/or legal case	Fines resulting from non-approved compensation.
Values involved	BRL 1.6 billion (as of December 31, 2021)
Practice of the Company or its subsidiary that caused such contingency	Vale, its subsidiaries and divested companies (whose liabilities remain under Vale’s responsibility) are parties to several assessments by the Brazilian Federal Revenue Service (“RFB”) referring to the imposition of fines of 50% on the value of non-approved compensation for settlement of federal debts. The RFB understands that these offsets were made with undue tax credits. The Company understands that these assessments are undue and contests the aforementioned fines, as well as the non-approval of compensation in other proceedings. If it is successful in the proceedings in which the non-approval of the compensation is discussed, the expectation is that the corresponding collection of fines will be cancelled. The constitutionality of the fine collection is discussed by another company in a leading case before the STF, and a favorable decision in this case will apply to all taxpayers who dispute this thesis. It is possible that new similar assessments will be received.

Fact and/or legal case	Discussions on Financial Compensation for the Exploration of Mineral Resources - CFEM
Values involved	BRL 8.89 billion (as of December 31, 2021)
Practice of the Company or its subsidiary that caused such contingency

Vale, its subsidiaries and divested companies (whose liabilities remain under the Company's responsibility) are party in several administrative and judicial proceedings related to mining royalties known as CFEM. The proceedings arising from assessments by the former National Department of Mineral Production (“DNPM”), current National Mining Agency (“ANM”), which main discussions involve the deduction of taxes, insurance and transportation costs indicated in the corresponding invoice of CFEM payments , in addition to CFEM charges on pellet sales and the revenue from sales made by the Company's subsidiaries abroad.

The Company understands that these charges are without merit and contest these claims according to the applicable means under Brazilian law, including challenges in the administrative tribunals and in the judicial courts. There are favorable and unfavorable decisions, and such decisions have not yet become final.

In 2013, the companies paid amounts related to transportation, not indicated and not preempted, considering the statute of limitations period of 5 years.

The former DNPM argued that the applicable statute of limitations for CFEM collections would be 20 years. The companies argued that the applicable statute of limitations would be 5 years. In December 2015, the Office of the Federal Attorney General (AGU) issued a legal opinion concluding that CFEM collections are subject to a 10-year statute of limitations. This conclusion is in accordance with the decisions of the Superior Court of Justice (STJ).

In 2016, the complementary discharge of transportation amounts not indicated in a note and not time-barried was carried out, this time considering the statute of limitations of 10 years.

ANM conducted a review the collections of the deduction of lost values, in accordance with the opinion of the Federal Attorney General's Office (AGU), and the allocation of supplemental payments made by the Company in relation to transportation costs that had not been indicated in the corresponding invoice. A statement was presented regarding the amounts indicated by the ANM

Fact and/or legal case	Taxation on Profits Earned by Subsidiaries Abroad
Values involved

For the periods from 1996 to 2002 (and glosses for 2005), the amount involved on December 31, 2019 was BRL 2.3 billion, which became BRL 1.00 as of May 2020, in view of favorable final court decision obtained by Vale.

For the periods from 2003 to 2012, the amount is BRL 22.2 billion (amount paid in installments in REFIS in 2013).

Practice of the Company or its subsidiary that caused such contingency

In 2003, Vale filed a Writ of Mandamus to recognize the right not to be subject to IRPJ and CSLL taxation on profits of its subsidiaries and affiliates abroad, pursuant to art. 74 of Provisional Measure 2,158-34/2001, and subsequent reissues.

The Company's main arguments are: (i) article 74 of the Provisional Measure ignores the treaties against double taxation signed by Brazil; (ii) the National Tax Code prohibits said taxation by means of a Provisional Measure; (iii) even if article 74 of the Provisional Measure were valid, the exchange variation should be excluded from the calculation of due taxes; (iv) illegality of IN 213/2002; and (v) violation of the principle of non-retroactivity, in relation to triggering events that occurred before December 2001.

The Federal Government issued several administrative and judicial collections to demand the IRPJ and CSLL levied on profits earned by Vale's subsidiaries and affiliated companies abroad, referring to the calendar years from 1996 to 2008, and the amounts referring to the base years of 2009 to 2012 were confessed and constituted by the company, for inclusion in the installment plan discussed below.

In 2013, the amount under discussion was significantly reduced due to the Company's participarion in the REFIS-TBU for the years 2003 to 2012, except for the base year 2005, the portion related to the effects of the years 1996 to 2002. Within the scope of REFIS, the Company paid BRL 5.9 billion in 2013 and paid the remaining BRL 16.3 billion in monthly installments, updated by SELIC. As of December 31, 2021, the remaining balance was BRL 12.36 billion, to be paid by the Company in 82 future installments.

The discussion for the period from 1996 to 2002, which had not been included in the REFIS, was closed in favor of the Company by a final decision of the 5th Federal Court of Tax Enforcement of Rio de Janeiro. This decision determined the full extinction of the debt in the amount of BRL 2.3 billion (base date December 2019), on the grounds that MP 2,158/2001 could not be retroacted to reach triggering events prior to its validity, as decided by the Supreme Court. Federal Court (STF) in ADI 2588.

In March 2021, the rapporteur of the Writ of Mandamus filed in 2003, rejected the extraordinary appeal filed by the Federal Government. Against this decision, the Federal Government filed an appeal, which is awaiting judgment by the STF.

The decision of the Superior Court of Justice (STJ), currently in force, determines: (i) the incompatibility of the taxation regime for the profits of subsidiaries and affiliates domiciled abroad introduced by art. 74 of Provisional Measure No. 2,158-35/01 with certain international treaties against double taxation; (ii) the illegality of the taxation of the positive result of the equity method provided for in article 7 of Normative Instruction No. 213/2002 and (iii) that the profits determined by Vale in Bermuda are subject to art. 74, caput of MP 2.158-35/2001.

Fact and/or legal case	Discussion on the taking of PIS and COFINS credits
Values involved	BRL 5.8 billion (as of December 31, 2021).
Practice of the Company or its subsidiary that caused such contingency

Vale, its subsidiaries and divested companies, whose liabilities remain under Vale's responsibility, are parties to several collections related to the taking of PIS and COFINS credits (federal taxes levied on the companies' gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items.

The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven.

The charges are considered undue by the Company and are under discussion at the administrative and judicial levels.

Fact and/or legal case	ICMS and fine collections
Values involved	BRL 2.63 billion (as of December 2021).
Practice of the Company or its subsidiary that caused such contingency

Vale, its subsidiaries and the divested companies (whose liabilities remain under Vale's responsibility) discuss collections of Value-added Tax on the Circulation of Goods and Services (ICMS) and fines in several Brazilian states. In these proceedings, the main claims of the tax authorities are: (i) undue tax credit, (ii) non-compliance with certain accessoryobligations, (iii) ICMS on transfers between establishments of the same holder, (iv) operations related to the payment of a tax differential – DIFAL.

These charges are considered undue by the Company and are under discussion at the administrative and judicial levels..

Fact and/or legal case	ICMS collection on the company’s own transport and fines
Values involved	BRL 1.1 billion (as of December 2021)
Practice of the Company or its subsidiary that caused such contingency

Vale is discussing the collection of Value-added Tax on the Circulation of Goods and Services (ICMS) and fines, allegedly due to the State of Minas Gerais, levied on the transportation of iron ore by Vale itself.

The tax authorities of the State of Minas Gerais allege that ICMS (and fines) are due on the mentioned operation. Vale understands that ICMS is not due for this activity, as the ore was transported by Vale to its own establishment.

In December 2018, Vale obtained a favorable final court decision concerning the tax assessment covering the years 2009 and 2010, in the total amount of R$ 632 million.

The amount under discussion for the years 2011, 2012 and 2013 is R$ 1.1 billion (included in the amounts mentioned above). The State of Minas Gerais has filed appeals in the Superior Courts and a decision is pending

Fact and/or legal case	Collection of IRPJ and CSLL on the alleged non-deductibility of the amortization of the goodwill recorded in the acquisition of the company CAEMI
Values involved	As of December 31, 2021, the total amount under discussion involved a charge of approximately BRL 1.60 billion (taxes, interest and fine) for the years 2013 to 2016, in addition to the reduction of tax losses in the assessed period, whose tax effect corresponds to BRL 319.8 million.
Practice of the Company or its subsidiary that caused such contingency

Vale is discussing 3 (three) tax assessments issued by the Federal Government for the collection of IRPJ and CSLL for the years 2013 to 2016.

The aforementioned assessments are based on the alleged non-deductibility of goodwill amortization expenses recorded by Vale in the acquisition of the company CAEMI (merged by Vale).

The Company understands that these assessments are undue and discusses such charges at the administrative level.

Fact and/or legal case	Deductibility of Intermediation Cost in Transfer Pricing Calculation - PECEX
Values involved	As of December 31, 2021, the total amount under discussion was BRL 3.73 billion, in addition to to the reduction of tax losses, whose tax effect is BRL 1.88 billion, plus fines and interest.
Practice of the Company or its subsidiary that caused such contingency

Vale received tax assessments for the collection of corporate income tax (IRPJ) and social contribution on net income (CSLL), referring to the base years from 2015 to 2017.

The tax authorities allege that these charges arise from the supposedly improper deduction of intermediation costs in the calculation, by the Company, of the transfer pricing on the sale of iron, pellets, copper and manganese to its subsidiary located abroad.

The Company understands that these assessments are undue and discusses the aforementioned charges at the administrative level. After unfavorable decisions at the first administrative level, the Company filed appeals, which are pending judgment.

Fact and/or legal case	Collection of IRPJ and CSLL on the alleged non-deductibility of Interest on Shareholder’s Equity (Juros sobre Capital Próprio)
Values involved	As of December 31, 2021, the total amount under discussion involved a charge of BRL 5.48 billion for the years 2017 and 2018, in addition to the reduction of tax losses, whose tax effect corresponds to BRL 699 million.
Practice of the Company or its subsidiary that caused such contingency

The Company received tax assessments for the collection of IRPJ and CSLL for the base years of 2017 and 2018

The tax authorities claim that there was an improper deduction of Interest on Shareholder’s Equity (Juros sobre Capital Próprio), due to an alleged violation of the accrual basis and non-compliance with certain deductibility requirements.

The Company understands that the assessments are undue and discusses the aforementioned charges at the administrative level, which are still pending decision.

(iii) Civil

Fact and/or legal case	Twelve lawsuits were filed by pension funds, which, through these demands, postulate the receipt of inflationary purges arising from the economic plans called Plano Verão and Plano Collor on the amounts paid in the forward gold purchase and sale contracts entered into with Vale from 1988. Of these 12 lawsuits, Vale had only 1 favorable decision, which has already become final and filed with the TJ/RJ on July 6, 2020. Some of these decisions became final and Vale paid the convictions. In 2020, 8 lawsuits were still pending in the Judiciary, also with unfavorable results for the company. With this unfavorable scenario and the progress of the processes, Vale signed agreements in 5 actions, which were approved and paid. In one of the ongoing actions, Vale did not reverse the judgment and paid the sentence at the end of 2020, leading to the termination of this process. In another, in which Vale was unable to reverse the decision, the payment of the conviction was made in 2021, leading to the termination of this process. As a result, today there is only 1 action in progress, which is provisioned.
Values involved	BRL 71,035,394.89 (as of December 31, 2021) corresponding to the total amount involved in the only case that was still pending in the Judiciary as of December 31, 2021. The provision for the only lawsuit remaining today in the Judiciary corresponds to BRL 13,904,227.12 as of December 31, 2021.
Practice of the Company or its subsidiary that caused such contingency	The contingency was generated due to the edition of economic plans called Plano Verão and Plano Collor, both edited by the Federal Government, between 1989 and 1991. The contracts under discussion in these lawsuits were all paid by Vale and reported to have been settled by the plaintiffs at the time. However, the authors filed a lawsuit seeking to extend the application of the thesis consolidated in the STJ for savings accounts to contracts signed with Vale. The Company maintains that the inflationary purges are not due.

Fact and/or legal case	Claims that deal with moral and/or material damages arising from reflexes caused by the rupture of the Fundão Dam located in the Municipality of Mariana, whose objects are covered by ACPs 20 BI and 155 BI (processes n. 23863-07.2016.4.01.3800 and 69758 -61.2015.4.01.3400), the connection being recognized by the MM. Court of the 12th Federal Court of Belo Horizonte. These actions are suspended, until further judicial decision, in view of the existence of a universal judgment and the need for a procedural unit, avoiding conflicting or contradictory decisions.
Values involved	As of December 31, 2021, Vale had been cited in 22 claims falling into this category, with inestimable value involved.
Practice of the Company or its subsidiary that caused such contingency	The claims claim moral and/or material damages arising from the Fundão Dam located in the Municipality of Mariana, in the State of Minas Gerais, owned by Samarco Mineração S.A., a company in which Vale holds 50% of the capital stock, the remaining 50% being held by BHP Billiton Brasil Ltda. (“BHPB”).

Fact and/or legal case	Three claims were proposed by holders of participating debentures issued by the Company in 1997, in which the authors claim a different remuneration condition than that contained in the debenture indenture. Vale is defending itself in the aforementioned actions, demonstrating that there is no obligation to make premium payments before the term specifically provided for in the debentures indenture.
Values involved	Inestimable.
Practice of the Company or its subsidiary that caused such contingency	Participating debentures are governed by a debenture indenture, which provides that premium payments would be due when trading volumes of reference assets reach specified limits. Vale made all payments in accordance with the applicable provisions of the debenture indenture and the privatization prospectus. However, some debenture holders filed a lawsuit, claiming that the payments of remuneration other than that stated in the premiums book should have been triggered by the valume of extraction, and not by the commercialization volumes. In the event of success, these actions could change the time frame considered for the payment of the award to the authors. The Company understands that such actions are groundless.

4.6.1. – Indicate the total amount provisioned, if any, of the cases described in item 4.6

(i) Labor

As of December 31, 2021, the total amount provisioned, considering the labor proceedings that, together, are relevant, described in sub-item (i) of item 4.6 above, was approximately BRL 814 million.

(ii) Taxation

As of December 31, 2021, the total amount provisioned, considering the relevant tax proceedings, described in sub-item (ii) of item 4.6 above, was approximately BRL 5 million.

(iii) Civil

As of December 31, 2021, there was no amount provisioned, considering the civil proceedings that together are relevant described in sub-item (iii) of item 4.6 above.

4.7 - Other relevant contingencies

Additional Clarifications to items 4.3 to 4.7

In this item, the Company provides information on:

1.    the relevant proceedings that have been initiated or in which the Company has been summoned after December 31, 2021;

2.    inquiries and CPIs to which the Company was subject as of December 31, 2021;

3.    relevant lawsuits as they deal with the Company's mining rights;

4.    Commitment Terms and Conduct Adjustment Terms entered into by the Company or its subsidiaries, which are relevant to the business;

1.	RELEVANT PROCEEDINGS ESTABLISHED AFTER DECEMBER 31, 2021

(I.a) Non-confidential judicial, administrative or arbitration proceedings in which the issuer or its subsidiaries are a party

As of March 31, 2022, the Company and/or its subsidiaries were not party to any non-confidential arbitration.

(i) Labor

The tables below present an individual description of the labor lawsuits considered relevant to the business of the Company and/or its subsidiaries filed or in which the Company was cited after December 31, 2021:

1) Public Civil Action 0000080-85.2022.5.08.0117
Court	2nd Labor Court of Maraba
Instance	1st Instance
Date of Establishment	03/04/2022
Parties to the Process	Vale S/A and Public Ministry of Labor
Amounts, assets or rights involved	BRL 1.01 (this is an obligation to do, as described below).

Main facts

Filing of ACP by the Public Ministry of Labor, requesting 46 preliminary injunctions, namely:

1) PREVENT direct or indirect workers from suppliers of products or services, or any passers-by, from staying in the ZAS - Self-rescue Zone of the Mirim Dam, except for workers strictly necessary for the performance of the operation and maintenance activities of dams or structures and associated equipment. Term: immediate. 2) PROVIDE the immediate demobilization of the following structures, in order to prevent the permanence of workers, except for those strictly necessary for the performance of the operation and maintenance activities of the dams or associated structures and equipment: a) Sewage Treatment Station - ETE; b) Centralized Workshop and Warehouse; c) Salobo III carriers; d) Salobo III Warehouse; e) Warehouse Structures; f) Salabo III Concrete Plant; g) Gas Station; h) TCLD Salobo; i) Salobo Secondary Crushing and j) Pátio da Castanha. Term: immediate. 3) PREPARE a technical report with probabilistic stability analysis of the Mirim dam. Term: 30 days. 4) PREPARE a study of Percolation Analysis, Stability and Deformation Stress of the Mirim Dam. Term: 30 days. 5) SUBMIT Declaration of Stability by Probabilistic methodology for the Mirim dam. Term: 30 days. 6) PREPARE AND SUBMIT new studies on the Dam Break of the Mirim Dam, with a new envelope of the maximum flooding of the Rejeitos Mirim dam at an elevation of El 285m, which would be the last quota of the dam's crest, in a rainy day scenario (Rainy Day). The studies must be carried out in at least two dimensions (2D), at the maximum tailings disposal quota, including: Studies on the regionalization of natural flows; Definition of the failure scenario at the final height of the bus - El 285; and Mapping of potentially floodable areas with tailings at the final level of the dam. Term: 30 days. 7) IMPLEMENT, reconciling, geophysical techniques (seismographs, electroresistivity and/or MASW, for example, or others indicated by geophysicists and approved by the MPT) in the dam to record vibratory actions that may induce damage actions, aiming at monitoring and evaluation geophysics, currently practiced by VALE / SALOBO METAIS S.A. in the localities around the Salobo Mine and especially for monitoring the geological fault below the dam massif. Term: 30 days. 8) IMPLEMENT and KEEP in operation a monitoring system through Interferometric Synthetic Aperture Radar (InSAR), or higher, at the Mirim Dam. Term: 30 days. With respect to the workers strictly necessary for the performance of the operation and maintenance activities of the Mirim Dam, at the Salobo Mine, and/or associated structures and equipment, the MPT requires the granting of a provisional emergency injunction that obliges the defendants to comply with the following obligations: 9) CARRY OUT specific training for all workers who work at the Mirim Dam, with registration and control of training, in order to enable service and compliance with all the prevention measures of the complex, by parts of its contractors, documenting the demonstrations of according to the scope of each contract, through receipt and analysis. Term: immediate. 10) FULFILL the obligations set forth in the (Regular Safety Inspection Report of the Dam) within the terms set forth in this document (execution of basic safety maintenance works/services in the dams, repairing the nonconformities indicated in the regular inspections present in the RISR report ) of the semester prior to the exam. Term: immediate. 11) INSTALL, in the Auto Rescue Zone - ZAS, an alarm system, including sirens, and other alert mechanisms suitable for efficient alerting in the ZAS, ensuring immediate awareness by workers in case of emergency. The alarm system must include the following parameters: a) It must be installed in a location(s) that allow workers to easily identify the existence of the system; b) It must have a remote activation number system from the dam monitoring room, being equipped with redundant systems (eg activation by radio signal, wires, cellular telephony, satellite, etc.); c) It must have alternative energy supply systems, such as batteries, solar panels, electrical cabling, etc.; d) It must also be able to be activated locally by means of buttonholes installed on the pole or siren tower; e) The power of the sirens must be dimensioned in order to cover the territorial extension of human occupation. To do so, the system must guarantee a minimum level of 70 decibels at any point in the coverage area. Area coverage can be obtained by installing one or more combined sirens, installed at strategic points in the region: f) Lights indicating system operation must be installed on posts or siren towers. In this way, when the system is activated, there will also be visual signals, helping to bring the alert to any hearing impaired people present in the area; g) Have monitoring mechanisms for the remote detection of malfunctions in any siren unit. Term: immediate. 12) PREPARE AND UPDATE annually And whenever there are significant risk changes, the PAEBM, contemplating all existing risk scenarios, defining actions and measures for the rescue of victims and other treatments in case of occurrences. Term: immediate. 13) DISPLAY the PAEBM to all workers in the Mirim Dam Self-Rescue Zones, before the start of activities. Term: immediate. 14) GUARANTEE compliance by its employees and the employees of its contractors with the PS - Safety Plan, including the PAEBM, before the start of activities. Term: immediate. 15) DISCLOSE to those involved the changes made in the PAEBM within 24 hours in relation to each change. Term: immediate. 16) ESTABLISH a system of periodic verification of the actions defined in the PAEBM. Term: immediate. 17) IMPLEMENT the science term referring to the Mirim Dam PAEBM. Term: immediate. 18) ESTABLISH a system for carrying out and recording the drills to be carried out. Term: immediate. 19) CARRY OUT specific safety training with information on existing risks, control measures and escape routes, for all workers, direct, indirect, of product and service suppliers or any passerby who access the areas of the ZAS of the Mirim Dam. Term: immediate. 20) PREPARE the Rotogram for access to the Self-Rescue Zones and Barragem Mirim sites, which should include the routes to be traveled, the distances, the risks existing on the route and the precautions and safety recommendations to be followed by drivers. Term: immediate. 21) PUBLISH to workers and drivers the Rotogram for access to the ZAS and sites of the Mirim Dam. Term: immediate. 22) IMPLEMENT formal release of workers, direct, indirect and visitors, who will access the areas considered ZAS - Mirim Dam Self Rescue Zone, in order to guarantee their safety and physical integrity. Term: immediate. 23) ESTABLISH a control system, in order to identify and register the presence on the site of workers, direct, indirect, from suppliers or bystanders, in the surroundings of the Mirim Dam. Term: immediate 24) IMPLEMENT systematic control and monitoring and traceability of workers who enter the ZAS areas, to carry out activities, through GPS devices (SPOT). Term: immediate. 25) CARRY OUT specific training for all workers using the device (SPOT). Term: immediate. 26) ESTABLISH a communication, registration and approach procedure for the removal of visiting workers not authorized to stay in risk areas – ZAS. Term: immediate. 27) IMPLEMENT a system for issuing a Work Permit - PT, issued by a geotechnician, daily for all workers who will access the ZAS. Term: immediate. 28) GUARANTEE transportation, meeting all safety conditions, and with an efficient information system for workers involved in the activities of the ZAS and on the Mirim Dam sites. Term: immediate. 29) MAKE support vehicles available for possible emergencies, as well as Helicopter resources for fast and safe rescue, with service in less than 15 minutes. Term: immediate. 30) MAINTAIN a system for releasing mobile equipment in the ZAS and on the Mirim Dam sites. Term: immediate. 31) PROVIDE safe shelters against lightning and lightning. Term: immediate. 32) IMPLEMENT a weekly check system for the Dam Safety Plan – PSB and PAEBM. Term: immediate. 33) PROVIDE the monitoring of the dam structures, by a geotechnician, during the entire period that there are activities being carried out by workers in the ZAS areas. Term: immediate. 34) IMPLEMENT AND GUARANTEE a radio communication system with an exclusive band for activities and control in the ZAS areas. Term: immediate. 35) DEFINE, IMPLEMENT, MAINTAIN AND SIGNAL meeting points, outside the ZAS areas, including emergency routes, with effective and accurate signaling, built with stable horizontal and vertical elements. Term: immediate. 36) ENSURE that the installed piezometers are automated in order to avoid exposure of workers during the reading process, information collection and if there is a need for manual collection. Term: immediate. 37) ENSURE that all activities performed in the ZAS areas are preceded by a risk analysis, which must be prepared and discussed by the executing teams with validation by the manager and all employees involved must participate in the preparation and have full knowledge of the risks involved and the measures of control to be adopted during the execution of the activities. Term: immediate. 38) PROVIDE safety signs, height limits and lengths of vehicles authorized to enter the areas of the ZAS of the Mirim Dam. Term: immediate. 39) CARRY OUT lane maintenance with land adjustment, opening of retreat places and speed signs, wild animals. Term: immediate. 40) IMPLEMENT a vehicle speed control system in the areas of the Mirim Dam ZAS. Term: immediate. 41) CARRY OUT periodic maintenance in order to maintain good traffic conditions, thus preventing the occurrence of erosion, depressions, holes, ditches caused by drainage failures, minimizing the risk of accidents such as collisions, tipping and overturning in the areas of the Mirim Dam ZAS. Term: immediate. 42) CARRY OUT periodic cleaning and pruning of vegetation in order to maintain good visibility conditions and prevent signs (traffic and wild animal signs) from being covered by vegetation, thus minimizing the risk of accidents in the areas of the ZAS of the Mirim Dam. Term: immediate. 43) SIGNAL appropriately and with educational and traffic signs sufficient to guide drivers to drive safely, avoid accidents and MAINTAIN roads in good condition and unobstructed in order to provide conditions for rapid evacuation in emergencies in areas of Mirim Dam ZAS. Term: immediate. 44) REPLACE damaged lighting poles in the areas of the Mirim Dam ZAS. Term: immediate. 45) MAINTAIN the emergency light system on escape routes and meeting points in the areas of the Mirim Dam ZAS in perfect condition. Term: immediate. 46) GUIDE all workers to respect the speed indicated on the highway and accesses, as well as the existing signs and signals, keep the lights on throughout the route, correctly fill in the checklist items and in case of non-compliance, notify the person in charge to corrections are made. Term: immediate

3) Preliminary decision issued by the court of 2 VT of Marabá in the ACP records proposed by the Public Ministry of Labor, which granted the 44 requests required in the ACP, with compliance within 60 days.

The other two requests that deal with (withdrawal of workers and structures from ZAS) have not been determined, and their analysis is conditioned to the presentation of a manifestation by Salobo, with a hearing scheduled for 04.15.2022, at 9 am;

4) Opening of an Administrative Procedure by the Public Labor Ministry, with a view to verifying the adoption of measures to combat and prevent the spread of COVID-19 in the work environment in all VALE mining units in the State of Minas Gerais;

5) Opening of an Administrative Procedure by the Public Ministry of Labor, with a view to verifying the adoption of measures to combat and prevent the spread of COVID-19 in the work environment in all mining units of VALE in Brazil;

As a result of the ACP, Vale was summoned in the records of PAJ 000196.2020.03.007/2 (administrative process related to ACP 0010170-96.2020.5.03.0171), to express its opinion on complaints made against two outsourced companies. The complaint against MIP stems from the possible involvement of COVID by 40 employees at the construction site within Vale's area. The complaint against Salum is related to the dimensioning in the cafeteria in the dam demobilization area, with the risk of spreading COVID.

OBLIGATIONS ASSUMED

1.                            Keep the measures provided for in the coronavirus prevention and combat plan always up to date and in accordance with the guidelines established by the competent public bodies (Federal, State and Municipal);

2.                            Remove, for a period of seven days, the asymptomatic worker who, after undergoing a rapid test, submits the 1st positive result for IgM;

3.                            Remove the worker who has had contact with another worker who, after undergoing a rapid test, submits the 1st positive result for IgM, for a period of seven days, counted from the performance of the rapid test;

4.                            Hire a specialized company to prepare a single study, in order to support the epidemiological study report;

5.                            Forward to the MPT a report with technical analyzes as an epidemiological study;

6.                            Promote the clinical monitoring of workers on leave with a 1st positive result for IgM, through the program called Dr. PASA or the local Department of Health or another program implemented by the third-party companies;

7.                            Require that outsourced companies, which provide services in the Mining Complexes located in the State of Minas Gerais, adopt the same standard of clinical monitoring of workers on leave with a first positive result for IgM;

8.                            Maintain the procedures provided for in the daily checklist and body temperature measurement;

9.                            Adopt effective measures of work organization and movement that prevent the agglomeration of people in the work environment (the measures are specified in the Commitment Term);

10.                          Consider as an agglomeration the gathering of people, in face-to-face contact less than 1.50 (one meter and fifty centimeters) away from each other, for more than 15 (fifteen) minutes, without prejudice to other health and safety standards. workplace safety;

11.                          Maintain a minimum distance of 1.00 (one meter) between each worker, during transport, and a maximum occupancy of 50% (fifty percent) of the total seats must be observed. VALE is allowed to adopt blocking devices, physical barriers, capable of preventing physical contact between vehicle occupants and the propagation of particles;

12.                          Provide protective masks and implement guidance measures on the use, hygiene and replacement of masks every two hours of work;

13.                          Implement the measures contained in the PRO (Procedure for preventing and combating COVID-19) for cleaning and disinfecting equipment and vehicles;

TERM:

Itabira: Term conditioned to the maintenance of the declaration of a COVID-19 pandemic condition provided for in Decree issued by the Municipality of Itabira.

Minas Gerais and National: Obligations will remain in force as long as the declaration of the condition of a pandemic by municipal norm, issued by the Municipality in which its essential activities of extraction and processing of iron ore are predominantly located, or activities carried out in the Dams in an emergency situation and downstream of them, limited to the respective self-rescue zones, or the declaration of a State of Calamity as a result of the COVID-19 pandemic by the Government of the State of Minas Gerais, in any case, whichever occurs later.

CONDUCTS THAT ARE BEING ADOPTED:

14.                          Screening measures in the access of workers;

15.                          Control measures in the work environment to avoid agglomeration and physical contact;

16.                          Control measures in transport to avoid agglomeration and physical contact;

17.                          Mechanisms for communication and dissemination of measures to prevent and combat COVID-19;

18.                          Supply of protective masks and supervision of their use and periodic replacement;

19.                          Availability of alcohol gel;

20.                          Disinfection of the work environment;

21.                          Monitoring and support for workers diagnosed with COVID-19;

22.                          Conducting rapid tests;

23.                          Preparation of epidemiological study

CONSEQUENCES IN CASE OF NON-COMPLIANCE

Itabira:

1) Fine of BRL 200,000.00 (two hundred thousand reais) per item not complying with clause II.1, which provides for the main measures to prevent the spread of COVID-19 to be adopted by Vale;

2) Fine of BRL 100,000.00 (one hundred thousand reais) per item not complied with in clause II.2, which provides for additional measures to prevent the spread of COVID-19 to be adopted by Vale;

3) Adoption of other measures by the MPT, with a view to promoting a new interdiction of the Complex.

Minas Gerais and National:

1) Fine of BRL 100,000.00 (one hundred thousand reais) per item not complied with in clause II.1, which provides for the main measures to prevent the spread of COVID-19 to be adopted by Vale;

2) Fine of BRL 50,000.00 (fifty thousand reais) per item not complied with in clause II.2, which provides for additional measures to prevent the spread of COVID-19 to be adopted by Vale.

3) Adoption of other measures by the MPT, with a view to promoting interdiction of the Complex identified in an irregular situation.

The preliminary injunction pleaded by the Public Ministry of Labor was partially accepted, with a period of 60 days for compliance, in addition to scheduling a conciliation hearing. There was a petition requesting an extension of time, which was granted.

There was a petition requesting the reconsideration of the injunction granted (total or partial) as well as the presentation of documents.

In parallel, there is a petition informing about Partial Correction No. 10000217-35.2022.5.00.0000 considering that the General Inspector would have scheduled a face-to-face meeting to attempt conciliation. The hearing of this Public Civil Action has been rescheduled.

Salobo presented a proposal for an agreement in the records in which the Public Ministry of Labor agreed with some terms, disagreed with others and presented suggestions, one of which was the inclusion of a clause of astreintes for cases of non-compliance. Publication of this manifestation is awaited

Probability for loss	Probable loss
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Impacts on image, reputation and operation. Shutdown of the enterprise until employees and structures are removed from the ZAS (Self-rescue Zones)
Notes	not applicable

2) Process n. 0000184-50.2022.5.08.0126
Court	2nd Labor Court of Parauapebas
Instance	1st Instance
Date filed	03/10/2022
Parties to the lawsuit	Public Ministry of Labor x Vale S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 293,500,000.00.

Main facts

This is a Public Civil Action, filed by the Public Ministry of Labor, whose purpose is to prevent the permanence of workers located in the Self-rescue Zone of the Pera Jusante Dam, of the Serra Norte Mine, as well as the adoption of several other measures related to protection of the life and physical integrity of workers.

On March 17, 2022, the preliminary injunction sought by the MPT was granted, imposing on Vale, among other measures, that, within 24 hours, i) prevent the permanence of workers at ZAS, with the exception of those strictly necessary for the performance of activities operation and maintenance or associated structures and equipment; and ii) provide for the immediate demobilization of various structures that are part of the mining process. Furthermore, the preliminary decision required Vale to adopt the other measures requested, referring to the PAEBM and the safety of the structure, within 30 days.

On March 19, 2022, the parties jointly pleaded for the suspension of the preliminary injunction for a period of 15 days, in order for Vale to present a technical proposal to the initial requests. The request was rejected by the court on March 21.

Against the decision, Vale filed a writ of mandamus, with a request for urgent relief, pleading for the full suspension of its effects. In the second instance, the injunction was partially accepted to determine the suspension of the injunction for a period of 15 days. In protest against the decision of partial approval, Vale filed an interlocutory appeal, which is awaiting judgment, as well as a partial correction. Within the scope of the partial correction, the appeal was granted urgent relief to suspend the effects of the preliminary injunction of the first degree until the judgment of the regimental grievance.

As part of the partial correction, a conciliation hearing was designated, held on April 6, 2022, when Vale undertook to present proposals regarding the fulfillment of the obligations to do contained in the provisional emergency relief granted in the original action. On the other hand, the MPT undertook to analyze the aforementioned proposal. Due to the negotiation between the parties for composition, the process remains suspended.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action stems from the fact that it is a public civil action filed by the Public Ministry of Labor with a view to preventing the permanence of workers located in the Self-Salvage Zone of the Pera Downstream Dam, and the loss of the process could cause significant financial losses. to the Company as a result of the stoppage of activities at the Carajás Mining Complex.
Notes	Not Applicable

24. Process n. 0000080-85.2022.5.08.0117
Court	2nd Labor Court of Maraba
Instance	1st Instance
Date filed	03/04/2022
Parties to the lawsuit	Public Ministry of Labor x Vale S.A. and Salobo Metais S.A.
Amounts, assets or rights involved	The amount attributed to the case was BRL 293,500,000.00.

Main facts

This is a Public Civil Action, filed by the Public Ministry of Labor, whose purpose is to prevent the permanence of workers located in the Self-rescue Zone of the Mirim Dam, of the Salobo Mine, as well as the adoption of several other measures related to the protection of life. and the physical integrity of workers.

On March 12, 2022, the preliminary injunction sought by the MPT was granted, imposing on Vale, among other measures, that, within 60 hours, i) prevent the permanence of workers at ZAS, with the exception of those strictly necessary for the performance of activities operation and maintenance or associated structures and equipment; and ii) arrange for the immediate demobilization of several structures that are part of the mining process, with the exception of the TCLD and secondary crushing structures, whose need for demobilization would be evaluated after Vale's statement. Furthermore, the preliminary decision required Vale to adopt part of the other measures requested, referring to the PAEBM and the safety of the structure, within 60 days.

On April 1, 2022, Vale presented a statement about the requests. On April 12, 2022, a conciliation hearing was held, in which it was established that Vale would present, within 10 business days, a proposal for an agreement in relation to most of the initial requests. The deadline was met and the Union/Plaintiff has already presented its opinion on Vale's proposed agreement, as well as the MPT's opinion.

On May 12, 2022, a decision was published, opening a period of 5 working days for the parties to express their views on the MPT's opinion and, after that, the Plaintiff and the Union/Assistant will be notified to manifest also within 5 working days on the allegations of the required. Once the deadlines have expired, the records will continue to be concluded for: a) approval of the agreed items; b) Appointment of a conciliation hearing regarding the various clauses that both are in agreement with, but differ only in the wording, aiming at the joint construction of the term of the agreement regarding these obligations.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Inestimable. The relevance of the action arises from the fact that it is a public civil action filed by the Public Ministry of Labor with a view to removing workers from the Self-Rescue Zones of the Mirim Dam, and the loss of the process could cause significant financial losses to the Company due to the stoppage of activities at the Salobo Mine.
Notes	Not Applicable

(ii)       Civil

The tables below present an individual description of the civil lawsuits considered relevant to the business of the Company and/or its subsidiaries filed or in which the Company was mentioned after December 31, 2021:

1) Case n. 5002708-51.2022.8.13.0317
Court	1st Civil Court of the District of Itabira
Instance	First
Date filed	04/25/2022
Parties to the lawsuit	Public Ministry of the State of Minas Gerais and Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 5,000,000,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, which naturally have an economic nature.
Main facts

This is a public civil action proposed by the MPMG in order to, in short, fully repair the alleged damages and socioeconomic impacts caused to Itabira as a result of the "loss of stability" and the consequent increase in the risk of the mining dams and dikes breaking, belonging to the Pontal System, in Itabira.

On April 28, 2022, Vale petitioned requesting a period of 10 (ten) days for a manifestation on the urgency requests made by the Public Ministry, in view of the complexity of the demand. On April 29, 2022, the request was granted. On May 23, 2022, Vale presented a defense.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	In addition to the image and reputational impacts that may be caused to VALE, there are also Vale financial impacts, due to requests for (i) hiring of independent technical advice, (ii) cost of expertise, (iii) cost of a technical assistant to the MPMG; (iv) blocking of BRL 500 million from the Company's accounts; and (v) funding for prior and emergency measures for public health policy. In the event of an emergency removal, Vale may be determined to (i) pay emergency and basic food baskets; (ii) funding for temporary housing; (iii) obligation to pay BRL 10 thousand, per unoccupied real estate unit; (iv) payment of IPTU for each owner of an unoccupied property; (v) health assessment of residents; and (vi) supply of PPE.
Notes	Not applicable.

2) Case n. 1:22-cv-02405-RJD-VMS
Court	Federal Court of New York
Instance	United States District Court for the Eastern District of New York
Date filed	04/28/2022
Parties to the lawsuit	United States Securities and Exchange Commission (“SEC” or “Plaintiffs”) and Vale (“Defendant”)
Amounts, assets or rights involved	Inestimable.
Main facts

On April 28, 2022, the SEC filed a lawsuit against Vale alleging that certain disclosures by Vale would have violated US securities laws.

The lawsuit focuses on disclosures related to Vale’s dam safety management prior to the tragic dam failure in Brumadinho, Minas Gerais, Brazil, in January 2019.

Vale denies the SEC's allegations and charges, including the allegation that its disclosures violated US law, and will vigorously defend this case.

Until the submission of this Reference Form, the term for Vale to file the request for the motion to dismiss was still in progress.

Probability for loss	Considering the initial stage of the action, which follows the procedural rules of the United States of America, until the presentation of this form it was not possible to determine the prognosis.
Analysis of the impact in case of loss / Reasons for the relevance of the process for the Company	Inestimable. So far, the amount involved in the action has not been determined.
Notes	Not applicable.

(iii) Environmental

The tables below present an individual description of the processes of an environmental nature considered relevant to the business of the Company and/or its subsidiaries initiated or in which the Company was mentioned after December 31, 2021:

1) Case no. 1003397-62.2022.4.01.3800
Court	13th Federal Civil Court of SJMG
Instance	First
Date filed	01/26/2022
Parties to the lawsuit	Federal Public Ministry; Pataxó Hã Hãe Indigenous People; Pataxó Indigenous People of the Naô Xohã Village; Public Defender's Office; Vale S.A.
Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 500,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, with an invaluable valuation until March 31, 2022. The updated amount of the case as of March 31, 2022 was correspondent to BRL 508,383.50.

Main facts

MPF and DPU promoted the present Anticipated Relief, in antecedent nature, requesting the conviction of Vale in:

25.   Presentation of a temporary relocation plan for the Pataxó and Pataxó Hã-Hã-Hãe indigenous communities;

26.   Monthly payment of installation and maintenance allowance to relocated families;

27.   Study carried out by the Institute for Sustainable Development Studies

On February 8, 2022, Vale requested the dismissal of the preliminary injunctions made by the plaintiffs, in view of the lack of verisimilitude of the author's allegations and the danger of damage, as required by arts. 300 and 303 of the Civil Procedure Code. He also stated that Vale's technical relationship team maintained daily contact with the communities and Indigenous Leaders of the Naô Xohã and Katurãma villages, as well as with the managers of the municipality of São Joaquim de Bicas, with a view to articulating possible humanitarian support in the face of the calamity public and that the land occupied was not recognized as such by FUNAI.

On February 16, 2022, a decision was rendered partially granting the request for urgent relief to determine that Vale: (i) submit, within 05 days, a plan for the temporary relocation of the Pataxó and Pataxó Há Hãe indigenous community, from Aldeia Naô Xohâ, respecting the rights to free, prior and informed consultation and participation in the process of choosing the place and preparation of the plan (Convention 169 ILO; art. 3, III, of State Law No. 23,795/2021); and (ii) make the monthly payment of installation and maintenance funds to the relocated families, including those who were forced to move before the Aldeia Naô Xohã flooded, in the amount of one minimum wage per family group, until it is decided on the definitive relocation of the indigenous community.

On March 2, 2022, Vale presented the Temporary Relocation Plan of the Pataxó and Pataxó Hã Hã Hãe Indigenous Community, from Aldeia Naô Xohã.

On March 8, 2022, Vale filed a motion for clarification to remedy (i) the omission about the way in which the monthly payment of installation and maintenance funds should be made to the relocated families; and (ii) the contradiction arising from the inclusion of families “who were forced to move before the Aldeia Naô Xohã flooded” in the list of beneficiaries.

On April 1, 2022, the MPF and the DPU submitted counterarguments to the motion for clarification submitted by Vale.

On April 19, 2022, the MPF and DPU amended the Cautelar order to determine Vale:

28.   the immediate contracting of the IEDS Socioeconomic Consultancy to start the execution of the activities provided for in its Work Plan, by carrying out a diagnosis of the damages and impacts caused to the Indigenous Community and subsequent elaboration of the comprehensive repair plan;

29.   confirmation of the deferred emergency relief, notably regarding the monthly payment of installation and maintenance funds to the relocated families;

30.   the condemnation of Vale to carry out the definitive settlement of Aldeia Naô Xohã, including structural aspects related to the implementation and sustainability of the settlement;

31.   the condemnation of Vale to fully repair the damage suffered by the Indigenous Community, in line with the Preliminary Reparation Plan and the Comprehensive Reparation Plan, to be prepared by the Socioeconomic Consultancy;

32.   the condemnation of Vale to guarantee the extension of the performance of ATI-INSEA throughout the reparation process, even if the 30 months provided for in the Compliance Term are exceeded, as well as all necessary adjustments to the entity's work plan, so that begin to reflect the current reality of the indigenous community;

33.   compensation for collective moral damage, in the amount of BRL 500 million;

34.   the payment of the fine provided for in Clause 10, paragraph 3, of the TAP-E, counting the delay, for the purposes of a daily fine, from the fulmination of the first period established in Interinstitutional Notification n. 106/2022/MPF/DPU;

35.   the summons from Vale to submit the reports produced and delivered by the company Clínicas Expressas do Brasil LTDA (Doctor Agora).

On May 12, 2022, a decision was rendered partially accepting the motion for clarification to determine that the Company pays the monthly installation and maintenance allowance to the relocated families, including those who were forced to to move before the flooding of Aldeia Naô Xohã, included in the TAP-E Pataxó extrajudicial agreement, with the exception of families belonging to Aldeia Katurãma and the Dona Eline Family Nucleus, given their separation from the chieftaincy of Aldeia Naô Xohã, as reported by the MPF and the DPU, in the amount of a minimum wage per family group, until a decision is made on the definitive relocation of the indigenous community.

Payment must be made by bank deposit/transfer in the current account or savings account held by the nominated head of each contemplated family, as defined in the preceding paragraph, and the Company must prove, on a monthly basis, that the respective deposits have been made, under penalty of a fine to be fixed in the event of non-compliance.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Financial impact, due to the request for emergency payment and community relocation, and the Company's image/reputation as they are traditional peoples impacted by the B1 Dam failure.
Notes	Not applicable.

2) Popular Action no. 5020547-95.2022.8.13.0024
Court	5th Court of the Public Treasury and Municipalities of the District of Belo Horizonte/MG
Instance	First
Date filed	02/07/2022
Parties to the lawsuit	Councilor Duda Salabert Rosa; Vale S.A.; Minas Gerais state; Taquaril Mineração S.A.

Amounts, assets or rights involved	Inestimable. The amount attributed to the case was BRL 1,000.00, however, there are claims that are illiquid and/or involve the adoption of various measures, with an invaluable valuation until March 31, 2022. The updated amount of the case as of March 31, 2022 was correspondent to BRL 1,010.00.
Main facts

This is a class action filed by Councilor Salabert Rosa, against Vale S.A., Estado de Minas Gerais and Taquaril Mineração S.A. The action asks that “the illegality of the omission of the defendant Government of Minas Gerais be declared, determining the suspension of the environmental licensing of the Complexo Minerário Serra do Taquaril ventures, of the company Taquaril Mineração S/A., process n° 218/2020, that will use the technology of co-disposition of tailings and sterile in piles, and the Apollo Project, by Vale S/A, process # 4977/2021, which will use the technology of dry mineral processing and the stacking of sterile, until suitable environmental studies are carried out considering the climate emergency scenario, especially in terms of the intensification of rains”. It also requires the “determination of the immediate start of the corrective environmental licensing of the Downstream Containment Structure - ECJ, built by Vale S/A in the district of São Sebastião das Águas Claras, municipality of Nova Lima”.

Vale presented initial clarifications, requesting the dismissal of the preliminary injunction, on February 11, 2022. A decision was rendered determining the hearing of the State of Minas Gerais within 5 days on the preliminary injunctions on February 14, 2022. EMG petitioned sustaining lack of interest to act on March 9, 2022. The statement of defense was filed by Vale on March 16, 2022.

On March 31, 2022, an order was issued opening a view to the MP for 10 days and subpoenaing the plaintiff to express an opinion on the preliminary objections within 5 days.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company

The risks involved in this action consist of the possibility of determining (i) suspension of the environmental licensing process for the Apolo Project, which is in its initial phase, without obtaining a prior license; as well as (ii) immediate start of the corrective environmental licensing of ECJ of Mina Mar Azul.

Point "i" is of greater concern because, once accepted, it may have an impact on the licensing process. Regarding item "ii", according to the technical information received so far, VALE has already formally filed a request for environmental regularization from ECJ, so the corrective licensing sought is already being provided. As it is a request formulated by the councilor with great social movement, we understand that there is a risk of impacting the Company's image.

Notes	It is noted that there is no request for blocking of values or imposition of fines.

(I.a.1) - Indicate the total amount provisioned, if any, of the processes described in item (I.a) above

On March 31, 2022, there was no amount provisioned, considering the individually relevant processes described in sub-items (i), (ii) and (iii) of item (I.a) above.

(I.b) Legal, administrative or arbitration proceedings repetitive or related, non-confidential and relevant judicial, administrative or arbitration proceedings jointly

The items below present a description of repetitive or related, non-confidential and material judicial, administrative or arbitration proceedings jointly initiated or in which the Company was summoned after December 31, 2021:

(i) Taxation

Fact and/or legal case	ICMS and fine collections
Values involved	BRL 187 million (base date March 31, 2022)

Practice of the Company or its subsidiary that caused such contingency

Vale, its subsidiaries and the divested companies (whose liabilities remain under Vale's responsibility) discuss collections of Value-Added Tax on the Circulation of Goods and Services (ICMS) and fines in several Brazilian states.

The Company received new ICMS charges in the period from January to March 2022, which will be defended in all their aspects since they are considered undue.

In these new proceedings, the main claims of the tax authorities are: (i) ICMS on imports; (ii) payment of ICMS/DIFAL; and (iii) undue tax crediting.

Fact and/or legal case	Discussion on the taking of PIS and COFINS credits
Values involved	BRL 2.07 billion (base date March 31, 2022)
Practice of the Company or its subsidiary that caused such contingency

Vale, its subsidiaries and divested companies, whose liabilities remain under Vale’s responsibility, received new charges, in the period from January to April 2022, related to the taking of PIS and COFINS credits (federal taxes levied on the companies’ gross revenue). Brazilian tax legislation authorizes taxpayers to use PIS and COFINS tax credits, such as those referring to the acquisition of inputs for the production process and other items.

The tax authorities mainly claim that (i) some credits were not related to the production process, and (ii) the right to use the tax credits was not adequately proven.

These charges are considered undue by the Company and are under discussion at the administrative level.

(I.b.1) - Indicate the total amount provisioned, if any, of the processes described in item (I.b)

On March 31, 2022, there was no amount provisioned, considering the processes described in item (I.b) above.

(II) INVESTIGATIONS AND CPIs (Parliamentary Committee for Inquiry)

1) Civil Inquiry # 0054.21.000181-1 (SEI # 19.16.1486.0101650/2021-76)
Procedure	MPMG - Prosecutor's Office of the District of Barão de Cocais - MG
Instance	Administrative
Date filed	10/22/2021
Parties to the lawsuit	VALE S.A. (Investigated)
Amounts, assets or rights involved	Inestimable. In the case of civil inquiry, administrative investigation procedure, there is no attribution of values to the case or requests.
Main facts

This is a civil inquiry initiated by the Public Ministry of the State of Minas Gerais, in order to determine whether Vale may have violated or threatened to violate individual and collective human rights within the scope of factual and legal relations with the communities and people affected in the Municipality of Barão de Cocais /MG, after the evacuation resulting from the elevation of the emergency level of the Sul Superior dam, at the Gongo Soco Mine.

Vale provided information refuting the alleged facts in November 2021 and again in March 2022. On March 31, 2022, a new progress of the Civil Inquiry is awaited, after Vale's manifestation.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Impact on the image, since this is a civil inquiry that deals with human rights, despite the fact that Vale is refuting the allegations of any violation in this regard. In addition, if the Civil Inquiry is not filed, the MPMG may file a Public Civil Action, with economic claims in the future. In any case, it is an investigation process.
Notes	Vale vehemently refutes the allegation of human rights violations, given that its conduct during the removals was guided by respect for the affected community, as well as the need to protect people's physical integrity and lives.

2) CPI BRUMADINHO - Pipeline
Procedure	Brumadinho City Council
Instance	Parliamentary Commission of Inquiry
Date filed	09/27/2021
Parties to the lawsuit	VALE S.A. (Investigated)
Amounts, assets or rights involved	Inestimable. Considering that the case if at a Parliamentary Inquiry Commission, there is no attribution of values to the case or requests.
Main facts

The creation of a Parliamentary Commission of Inquiry was requested by the City Council of Brumadinho to investigate the impacts, violated rights and developments of the water abstraction work in the Paraopeba River, as a result of the rupture of the mining dam located in Córrego de Feijão, Brumadinho/MG, on January 25, 2019.

A date is awaited for the hearing of a Vale representative.

Probability for loss	Possible.
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Reputational or image impacts.
Notes	Vale clarifies that the investigation is about the construction of the new water intake on the Paraopeba River, in comply with the Commitment Term (TC Águas) signed with the MPMG, with the intervention of the State of MG and COPASA, considering the break of the B1 Dam.

3) CPI Betim - Environmental crimes resulting from flooding
Procedure	Betim City Council
Instance	Parliamentary Commission of Inquiry
Date filed	February 12, 2022
Parties to the lawsuit	VALE S.A. (Investigated)
Amounts, assets or rights involved	Inestimable. In the case of a Parliamentary Inquiry Commission, an administrative investigation procedure, there is no attribution of values to the case or requests.
Main facts

On February 12, 2022, application no. 324/2022, which requires the creation of a Parliamentary Commission of Inquiry within the Betim City Council, in order to investigate possible environmental crimes, crimes against public health, material and moral damages, in the Municipality of Betim, caused by the invasion of mud of the tailings from the extraction of iron ore brought by the flooding of the Paraopeba River, which was affected by the rupture of Dam I, located at the Córrego do Feijão Mine in Brumadinho, which took place on 01/25/2019.

In a session of April 5, 2022, CPI members presented requests for the inquiry of various public and private agents, such as the manager of the Betim Regional District of COPASA, the Secretary of Economic Development of Betim, the Secretary of Social Assistance of Betim, the Mayor of Betim, the Attorney of Betim and a representative of Vale, the latter with a suggested date for the 11th of May 2022.

Vale appointed the Director of Reparations to be heard on May 11, 2022.

Probability for loss	Possible
Analysis of the impact in case of loss/ Reasons for the relevance of the lawsuit for the Company	Reputational or image impacts.
Notes	Vale has already collected material for analysis and is conducting a technical assessment of the possible effects caused by the floods that occurred. In addition, for the well-being of people affected by the rains, during the emergency period, Vale delivered more than 480 thousand liters of water to the Paraopeba Basin, in addition to basic food baskets, cleaning products, personal hygiene, mattresses and PPE.

(III) PROCEEDINGS RELATING TO MINING RIGHTS

Regarding the mining processes previously considered relevant to the business of the Company and/or its subsidiaries, Vale informs that it has withdrawn all appeals and requests for admission.

The development of these actions also does not impact its activities or mining reserves, given that it has given up and renounced all mining rights in indigenous lands.

(IV) Commitment Terms and Terms of Conduct Adjustment

(i)           Failure of Dam I of the Córrego do Feijão Mine

1) TAC AECOM – MPMG
Origin: Civil Inquiry # MPMG 0090.16.000311-8 and approved in ACP 5026408-67.2019.8.13.0024
(a) Signatories	Public Ministry of Minas Gerais (“MPMG”) and Vale S/A, with the intervention of AECOM do Brasil LTDA.
(b) Date of sign	02/15/2019
(c) Description of the facts that led to the execution of the term	On January 26, 2019, the day after the rupture of the BI, BIV and BIVA dams, the MPMG, acting on an emergency basis, called the intervener to have its technicians immediately go to the site of the failure to assess the effectiveness of the measures adopted by the company. to guarantee the safety and stability of the remaining structures of the Paraopeba II Complex – Córrego Feijão Mine, in the municipality of Brumadinho-MG, as well as to verify the adequacy of the measures adopted to contain the tailings and mitigate the impacts and damages to the environment, due to the need to verify compliance with the judicial decision issued by the court of the Brumadinho district.
(d) Obligations assumed

(a) verify the safety and stability of the remaining structures of the Paraopeba 11 Complex - Mina do Feijão, in Brumadinho; (b) assess the effectiveness of the measures that have been and will be adopted by Vale for the containment of tailings and for the socio-environmental recovery of all impacted areas.

Scope of services: (i) independent audit in the areas of geotechnics; (ii) dam safety; (iii) archaeology, (iv) speleology, (v) tailings management, (vi) characterization, (vii) environmental remediation and (viii) monitoring of the air, fauna, flora and water resources impacted by the dam failure.

(e) Term, if any

a. Field visits by the AECOM's geotechnical, hydraulic, hydrology, environmental remediation audit team, weekly in the first 6 months, and monthly from the seventh month onwards, with the appropriate duration to meet the defined scope;

b. Preparation of detailed independent audit reports, which will be submitted to the committer and the commitee, within 10 working days, counting from the presentation meeting, which will be held after each monthly field visit.

The terms are still in progress given the continuity of the repair works.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The Company is adopting the necessary conducts to fulfill the TAC obligations that remain in the Agreement Term (safety of paralyzed structures) after the Global Agreement.

This TAC was ratified in the Comprehensive Reparations Judicial Agreement signed on February 4, 2021.

(g) Consequences in case of non-compliance	Failure to comply with the obligations assumed will be notified by the committer to the commitee so that it can be remedied, or duly justified, within 30 working days. If the non-compliance persists and is not justified, a daily fine of up to BRL 30,000.00 may be applied to the compromiser, limited to a 30-day penalty period, which amount will be reverted to FUNEMP.

2) TAC Government – WATER
Origin: Case # 1001659-44.2019.4.01.3800.
(a) Signatories	Federal Government and Vale.
(b) Date of sign	03/13/2019
(c) Description of the facts that led to the execution of the term	On February 7, 2019, the Federal Government filed a preliminary injunction before the 19th Federal Court of the Judiciary Section of Minas Gerais (# 1001659-44.2019.4.01.3800) in order to determine the water conditions of the Paraopeba River.

(d) Obligations assumed	The contracting and funding by the committed party of an independent laboratory that meets the requirements specified in NBR ISO/IEC 17025:2005, to be made available to the committer, with analytical capacity to analyze samples in collective and individual alternative solutions for water supply, whose collections in underground springs are located at a distance of up to 100 meters from the banks of the Paraopeba River, to be collected by agents of the Unified Health System - SUS, with the specific objective of provisionally meeting the demand not supported by public health laboratories.
(e) Term, if any

The sample collection frequency, defined above, will be weekly in the first month of validity of the Term and, in the others, if there are changes, it will be, at most weekly, at the highest frequency.

Cost of laboratory analyzes for a period of 1 year, counting from the approval of the Commitment Term.

On March 13, 2020, Vale and the Federal Government informed the court that they had agreed to extend, for a period of 30 (thirty) days, the cost of laboratory analyses.

On April 13, 2020, Vale and the Federal Government informed the court that they had agreed to extend, for a period of 1 (one) year, the cost of laboratory analyses.

On May 22, 2020, the court of the 19th Federal Civil Court of the Judicial Section of Minas Gerais approved the parties' request to extend the term of the agreement for another 12 months from the final term of the agreement.

After the term, the agreement was finalized and the case was filed.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	In view of the completion of the fulfillment of obligations, the process has already been completed.
(g) Consequences in case of non-compliance	Failure to comply with the obligations assumed herein will be notified by the committer to the commitee so that it can be remedied, or duly justified, within 5 working days. If non-compliance persists and is not justified, a daily fine of up to BRL 30,000.00 may be applied to the compromiser, limited to a 30-day penalty period.

3) TAC PARÁ DE MINAS
Origin: Cases # Processos 5010709-36.2019.8.13.0024, 5026408-67.2019.8.13.0024 and 5044954-73.2019.8.13.0024
(a) Signatories	Public Ministry of the State of Minas Gerais, Municipality of Pará de Minas, Águas de Pará de Minas S/A and Vale.
(b) Date of sign	03/15/2019
(c) Description of the facts that led to the execution of the term	The water abstracted from the Paraopeba River, in the city of Pará de Minas, became unfit for use after the B1 Dam collapsed on January 25, 2019, in Brumadinho.
(d) Obligations assumed	The main purpose of this Adjustment Term consists of the preparation, costing and execution of projects and works for the construction of new systems for the capture and adduction of raw water, capable and sufficient to guarantee, at least, a flow of at least , 284 liters per second, to be made available at the existing water treatment plant, located in Pará de Minas, replacing the capture that was carried out in the Paraopeba River.

(e) Term, if any

Vale undertook, within the period until April 14, 2019, to submit the geographical coordinates for the edition, by the municipality, of the competent Decree on the institution of easement relating to the area in which the works will be carried out, which has already been complied with;

Vale undertakes to execute and complete the project by July 20, 2020 (completed obligation);

Vale undertook, until May 17, 2019, to promote the collection of raw water at the confluence of the Moreira and Cova Danta streams, until the work is completed, an obligation that has already been fulfilled;

Vale, until June 16, 2019, undertook to drill enough artesian wells to guarantee a new water availability of at least 25 liters per second, an obligation that has already been fulfilled;

Vale undertakes to supply drinking water to the population of Pará de Minas until the presentation of a report proving that the collection and adduction facilities are operating properly, which has already ended

(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The Company is adopting the necessary measures to comply with the TAC obligations, having delivered the works on February 3, 2021 and the assisted operation period ended on April 3, 2021. Negotiations with the MPMG regarding the fine for the delay in the delivery of works in the amount of BRL 10 million were concluded, that is, the TAC has already been fulfilled.

This TAC was ratified in the Comprehensive Reparations Judicial Agreement signed on February 4, 2021.

(g) Consequences in case of non-compliance	The total or partial non-compliance with the clauses of the Term will result in the payment, by Vale, of a daily fine in the amount of BRL 100,000.00 reais, limited to BRL 127,000,000.00.

4) Preliminary Adjustment Term - TAP-E Pataxó
Origin: IC MPF: 1.22.000.000418/2019-12
(a) Signatories	Federal Public Prosecutor's Office, Pataxó Há Há Hãe Indigenous People, Pataxó Indigenous People Naô Xohã Community, National Indian Foundation – FUNAI and Vale.
(b) Date of sign	04/05/2019
(c) Description of the facts that led to the execution of the term	Definition and Regulation of emergency measures to interrupt and/or mitigate the socioeconomic and environmental damage suffered by the indigenous community.
(d) Obligations assumed

Adoption or continuity of actions to control the appearance of animal carcasses, the proliferation of synanthropic species and vectors of communicable diseases, caused by the B1 Dam Failure.

Costs for hiring an entity that will provide an independent technical audit to the members of the Indigenous Community, for carrying out impact studies, preparing and defining mitigating, reparatory and/or compensatory programs and the implementation of these programs.

Emergency monthly payments to all indigenous people already residing in the Indigenous Community on the date of the rupture for a period of 12 months.

Hiring of an independent entity to carry out a diagnosis of damages and impacts suffered by the Indigenous Community as a result of the rupture (socioeconomic consultancy).

On January 7, 2020, the parties signed the amendment to the Preliminary Adjustment Term, through which they agreed to extend the emergency payment for another 10 (ten) months, starting in January 2020.

Through negotiations held in hearings with the MPF, the emergency payment was extended until May 2021.

In August 2021, the 2nd Addendum was signed, providing for the replacement of the emergency payment with a financial transfer equivalent to the installments until December 2023, in addition to the extension of complementary health care.

(e) Term, if any

30 days for funding the entity that will provide technical advice. It was recorded in the minutes of the meeting held on January 31, 2020 that "the term for hiring the technical assistance shall be counted from the receipt of the work plan, since it shall submit the proposal and plan to its internal procedures for comparing values with other companies/institutions in the sector, scope of work, compliance, among others”. The work plan has not yet been received.

12 months of emergency payments.

10 (ten) months, from January 2020, to make the emergency payment, in favor of the members of the indigenous community. Through negotiations held in hearings with the MPF, the emergency payment was extended until May 2021.

In August 2021, the parties signed the 2nd Addendum to anticipate the discharge of the emergency payment that would be made until 2023 and maintained the obligations for health care.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations.
(g) Consequences in case of non-compliance	Fine of BRL 360,000.00 for breached clause, combined with a daily fine of BRL 20,000.00.

5) Commitment Terms on Dam Safety

Origins:

TC Mina Cauê: ACPs5000406-54.2019.8.13.0317 and 5000402-17.2019.8.13.0317;

TC Minas do Meio and Conceição: ACPs n. 5000548-58.2019.8.13.0317 and 5000549-43.2019.8.13.0317

TC Minas Brucutu and Capitão do Mato: ACPs n. 5013909-51.2019.8.13.0024, 5000153-77.2019.8.13.0572 and 5000121-74.2019.8.13.0054

TC Mina Gongo Soco: ACPs n. 5013909-51.2019.8.13.0024, n. 5000121-74.2019.8.13.0054 and n. 5000045-50.2019.8. 13 .0054

TC Mina Fábrica: ACPs n. 5013909-51.2019.8.13.0024, 0004741-98.2019.8.13.0319 and 5000203-75.2019.8.13.0064

TC Minas Abóboras, Mar Azul, Tamanduá, Alegria, Pico and Timbopeba: ACPs n. 5013909-51.2019.8.13.0024 , 5000435-60.2019.8.13.0461, 5100838-87.2019.8.13.0024, 5000905-37.2019.8.13.0188, 5001130-57.2019.8.13.0188, 5000616-50.2019.8.13.400, 5000021-03.2019.8.13.0319 and 5000901-97.2019.8.13.0188.

TC Minas Córrego do Meio, Capanema and Fazendão: ACPs n. 5000149-40.2019.8.13.0572, 5000150-25.2019.8.13.0572 and 5000833-77.2019.8.13.0567

TC Minas do Igarapé Bahia: ACPs n. 1002242-17.2019.4.01.3901, 1002244-84.2019.4.01.3901, 0000356-94.2019.5.08.0126 and 0000361-07.2019.5.08.0130

TC Minas Água Limpa and Fábrica Nova: ACP n. 5000092-67.2019.8.13.0557

(a) Signatories	Public Ministry of the State of Minas and Vale, State of Minas Gerais, the respective auditing company and, as the case may be, the Public Ministry of Labor.
(b) Date of sign

TC Mina Cauê: 04/16/2019

TC Mina Conceição and do Meio: 06/03/2019

TC Minas Brucutu and Capitão do Mato: 07/17/2019

TC Mina Gongo Soco: 07/23/2019

TC Mina Fábrica: 09/23/2019

TC Minas Abóboras, Mar Azul, Tamanduá, Alegria, Pico and Timbopeba: 09/23/2019

TC Minas Córrego do Meio, Capanema and Fazendão: 01/23/2020

TC Minas do Igarapé Bahia: 08/14/2020

TC Minas Água Limpa and Fábrica Nova: 10/02/2020

(c) Description of the facts that led to the execution of the term	After the rupture of the B-I dam, the MPMG filed several public civil actions requesting, in preliminary injunction, the adoption of a series of safety measures for VALE dams, including verification of the stability conditions of their structures, review of the PAEBM and PSB, among others. The preliminary injunctions were, to a large extent, granted, imposing on VALE the execution of measures within technically unenforceable terms, under penalty of a daily fine of BRL 1,000,000.00. In this scenario, VALE and MPMG began negotiating agreements to technically adjust the obligations imposed by the preliminary decisions and resolve the respective ACPs. As a result of these negotiations, several similar Commitment Terms were signed, in which it was agreed to hire an independent technical auditing company, that has never been contracted by VALE before, to assess issues relevant to the safety of VALE's dams in all its mines in the State of Minas Gerais, with the exception of Mina Del Rey.

(d) Obligations assumed	Hiring an independent technical audit to verify the safety parameters of the dams, monitoring the execution of the necessary safety measures to guarantee the stability of the dams, as well as monitoring the review of the Dam Safety Plan and PAEBM, due to the preliminary decision issued in the respective records of public civil actions. Regarding emergency level 3 dams, the audit of the necessary measures of worker safety bias was also included. In accordance with the Commitment Terms, Vale, unless otherwise technically justified, must guide its conduct in accordance with the recommendations of these audits.
(e) Term, if any	Ongoing follow-up compliance.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the Commitment Terms.
(g) Consequences in case of non-compliance	Daily fine of BRL 100,000.00 in case of non-compliance with any clause in the agreements.

6) Preliminary Commitment Term Fauna – Brumadinho
Origin: Civil Inquiry # 0090.019.000014-2
(a) Signatories	Public Ministry of Minas Gerais and Vale
(b) Date of sign	04/05/2019
(c) Description of the facts that led to the execution of the term	Adoption of emergency/mitigation measures and action plans to preserve domestic and wild fauna directly and indirectly affected by the disruption.
(d) Obligations assumed

Vale undertook to maintain the actions of the emergency plan for the search, rescue and care of animals affected by the dam failure at its mining complex in Brumadinho until the final term is defined by SEMAD. The obligation includes (i) the maintenance of sufficient and qualified professionals to compose the technical team; (ii) the availability of infrastructure, equipment, machinery, vehicles and supplies necessary for the search, rescue and care of animals; (iii) elaboration of a diagnosis of the affected areas; (iv) promotion of immediate rescue of isolated animals, unless technically unfeasible.

Vale is also obliged to send the report on compliance with the plan weekly to the Public Prosecutor's Office for a period of 2 months.

Vale also undertook to ensure favorable conditions for the welfare of the animals, including testing for canine visceral leishmaniasis, with cases of positive result being treated.

Vale also undertook to complete the mud fencing.

(e) Term, if any	Vale's obligations relating to TAPe Fauna Brumadinho remain valid until the Fauna Plan is approved by the environmental agency.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The Company is adopting the necessary measures to fulfill the TAC obligations.

In accordance with the Judicial Comprehensive Reparation Agreement entered into on February 4, 2021, the General Fauna TAC was terminated and, consequently, the independent technical audit on this TCP-Fauna Brumadinho was terminated.

(g) Consequences in case of non-compliance

7) Commitment Term - FAUNA GENERAL
Origin: Public Civil Actions 0003811-02.2019.8.13.0054 5000045-50.2019.8.13.0054 5000121-74.2019.8.13.0054, 5000905-37.2019.8.13.0188, 5000435-60.2019.8.13.0461, 5000915-81.2019.8.13.0188, 5001130-57.2019.8.13.0188, 5000021-03.2019.8.13.0319, 0004741-98.2019.8.13.0319, 5000203-75.2019.8.13.0064, 5000616-50.2019.8.13.0400, 5000092-67.2019.8.13.0557, 5000402-17.2019.8.13.0317, 5000406-17.2019.8.13.0317, 5000548-58.2019.8.13.0317, 5000549-43.2019.8.13.0317, 5000833-77.2019.8.13.0567, 5000149-40.2019.8.13.0572, e 5000153-77.2019.8.13.0572 (“ACPs”) and Antecedents Precautionary Guardianship # 5000901-97.2019.8.13.0188 and 5000150-25.2019.8.13.0572.
(a) Signatories	Public Ministry of Minas Gerais and Vale
(b) Date of sign	07/16/2021
(c) Description of the facts that led to the execution of the term	Adoption of measures to protect domestic and wild animals found in the flooding areas of Vale's structures in Minas Gerais.

(d) Obligations assumed

Vale undertook to continue the actions aimed at protecting the fauna in the flooding areas of dikes and dams under Vale's responsibility in the State of Minas Gerais. The obligations are divided into (i) elaboration of a single Term of Reference that will objectively delimit the content necessary to guide the elaboration/update of emergency response plans focused on faunal issues for all the Commitment's Structures; and (ii) the establishment of conditions for contracting and funding an independent technical audit to verify the Commitment's compliance with the obligations: a) relating to the establishment of the Term of Reference for the preparation or updating of emergency response plans focused on faunal issues; b) referring to the elaboration/update of emergency response plans focused on faunal issues of Structures with Associated Potential Damage (DPA) considered high, listed exhaustively attached to the Term and c) of the activities provided for under the agreements signed in Public Civil Actions 3811-02.2019 .8.13.0054 9 (Sul Superior Dam in Barão de Cocais) and 5000683-69.2019.8.13.0188 (Dam B3/B4 in Nova Lima), as well as, exclusively, care actions with animals arising from evacuations already carried out to the Norte/Laranjeiras, Doutor and Forquilhas dams, which will be replaced by the obligations of the Fauna Plan approved for these structures, for a period of two years, by carrying out quarterly cycles, according to the constant methodology attached to the Term, from the signing of the Commitment Term.

(e) Term, if any	2 years of subscription.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the Commitment Term.
(g) Consequences in case of non-compliance	As it is an extrajudicial executive term, in the event of unjustifiable non-compliance, Vale will be sued, including through the application of administrative penalties, which may have an impact on the image because it is the management of fauna related to structures at the emergency level.

8) TAC Dam Break
Origin: N/A
(a) Signatories	Public Ministry of the State of Minas Gerais, Vale S.A., Aecom do Brasil Ltda. and State of Minas Gerais
(b) Date of sign	09/23/2019
(c) Description of the facts that led to the execution of the term	After the rupture of the BI dam, in Brumadinho, the Public Ministry of the State of Minas Gerais filed several public civil actions against Vale, seeking to inspect and ensure dam safety measures. As a result, they entered into a Commitment Term aimed at preparing/updating the hypothetical failure studies of all mining dams in the State of Minas Gerais, with the external audit firm Aecom as an intervener.
(d) Obligations assumed	(i) Elaboration/updating of the review methodology of hypothetical failure studies of all mining structures in the State of Minas Gerais and monitoring of said review by an independent technical audit; (ii) establishment of a schedule for the preparation and/or updating of hypothetical scenario studies of ruptures; (iii) establishment of conditions for contracting and funding the audit to be carried out by the company Aecom; and (iv) adoption of all measures resulting from the updating of the flooding areas, such as updating/reviewing the Dam Safety Plan, the Emergency Action Plan, with adaptations of escape routes and meeting points, implementation of field signs and of an alert system, strategies for the evacuation and rescue of the population, communication, adaptation of the logistic structure, rescue and care of animals, cultural assets, etc.
(e) Term, if any	In addition to the schedule agreed between the parties, adopt within 120 days, counting from the delivery of the final report of the hypothetical failure studies of each mining structure, all measures resulting from the update of the flood areas, such as the update/revision of the Safety Plan of Dams - PSB and the Emergency Action Plan - PAEBM.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	Vale's operational team (geotechnics and engineering) is aligned with the independent technical audit company AECOM to fulfill the obligations.

(g) Consequences in case of non-compliance	Application of a daily fine in the amount of BRL 100,000.00 (one hundred thousand reais).

9) TC Monitoring IGAM
Origin: ACP 5010709-36.2019.8.13.0024 (ACP n. 5026408-67.2019.8.13.0024), 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024
(a) Signatories	Public Ministry of the State of Minas Gerais and VALE S.A., with the intervention of AECOM, the State of Minas Gerais, IGAM and the Federal Public Ministry.
(b) Date of sign	11/13/2019
(c) Description of the facts that led to the execution of the term	Provision of independent technical and environmental audit services by AECOM to assess and ensure reliability: (i) the surface water and sediment quality monitoring plan in the Paraopeba and São Francisco river basins; (ii) the groundwater quality monitoring plan; (iii) the potable water distribution program for the population affected by the rupture; (iv) sediment transport studies; and (v) the program to transfer the management of monitoring and generated data to IGAM.
(d) Obligations assumed	Execution (i) of the surface water and sediment quality monitoring plan in the Paraopeba and São Francisco river basins; (ii) the groundwater quality monitoring plan; (iii) the potable water distribution program for the population affected by the Disruption, currently carried out by Vale; and funding (v) of the program to transfer the management of monitoring and data generated to the Minas Gerais Water Management Institute – IGAM. Cost of providing technical audit services.
(e) Term, if any

The term for transferring monitoring management to IGAM was renewed by the Global Agreement signed on February 4, 2021, to be concluded in 33 months. Monitoring obligations: 10 years.

This TC was ratified in the Judicial Comprehensive Reparations Agreement entered into on February 4, 2021.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations.
(g) Consequences in case of non-compliance	Daily fine of BRL 100 thousand.

10) Term of Substitute Agreement for Environmental Fine Penalty SEMA Brumadinho
Origin: ACP 5001905-75.2019.8.13.0090
(a) Signatories	Municipality of Brumadinho, Secretariat for the Environment and Sustainable Development of the Municipality of Brumadinho – SEMA and VALE S.A.
(b) Date of sign	07/11/2019
(c) Description of the facts that led to the execution of the term	Assumption of obligations of a socio-environmental nature by VALE vis-à-vis the MUNICIPALITY OF BRUMADINHO, with a view to ensuring that the entire amount of the fines imposed by SEMA, that is, BRL 108,782,890.00, is applied, within the scope of Brumadinho, in (i ) projects, works and related infrastructure initiatives, including those related to health, and (ii) in projects of a socio-environmental nature, both directly or indirectly related to the Disruption and its consequences.
(d) Obligations assumed

Allocate the necessary resources to carry out the aforementioned projects, works and initiatives.

Contract the INCT Diagnostic and Proposition Plan, which has already been carried out.

Execute, by itself or by third parties, the socio-environmental measures to be established in the Executive Project, under the terms, terms and conditions defined therein.

(e) Term, if any	The Term of Agreement was ratified in court and the terms depend on the approval of projects by the municipality of Brumadinho, after which the provisioned amount will be released.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations. This Term was ratified by the Judicial Comprehensive Reparation Agreement entered into on February 4, 2021.
(g) Consequences in case of non-compliance	Fine of BRL 20 thousand per act of default.

11) TAC COPASA (TAC Water)
Origin: Custody 5010709-36.2019.8.13.0024, ACPs 5026408-67.2019.8.13.0024 and 5044954-73.2019.8.13.0024 e 5087481-40.2019.8.13.0024
(a) Signatories	Public Ministry of the State of Minas Gerais and VALE S.A., with the intervention of AECOM, the State of Minas Gerais, COPASA and the Federal Public Ministry.
(b) Date of sign	07/08/2019
(c) Description of the facts that led to the execution of the term	Provision of independent technical and environmental audit services by AECOM to verify compliance with the measures aimed at reestablishing water abstraction by COPASA for the Metropolitan Region of Belo Horizonte and other municipalities impacted by the disruption.

(d) Obligations assumed

Cost of providing technical audit services.

Execute all action plans to repair the impacts of the disruption in the water intake of the RMBH and other impacted municipalities and protect the integrity of the water supply system in the face of the risk of rupture of other structures.

Build, at its own expense, a new point for capturing water from the Paraopeba River, indicated by COPASA.

Implement the works already agreed upon by the parties for the installation of cofferdam gates to protect COPASA's capture and substation in Rio das Velhas.

Funding for the acquisition and transfer to COPASA of the area where the new water intake from the Paraopeba River will be built.

(a)    Signed the 1st Amendment to the Commitment Term on September 25, 2019, with the following obligations: a) monitoring and execution of measures aimed at complying with the schedule steps; b) fully implement all the electrical installations necessary for the new capture of COPASA from the connection point to the substation of the new capture, including the expansion of CEMIG's Brumadinho SE; c) prepare projects, submit them to CEMIG for approval, and build an electrical substation for COPASA's new collection.

1.     Signed the 2nd Amendment to the Commitment Term on October 21, 2019, with the following obligations: a) to carry out interconnection works between the water supply systems of the Paraopeba Basin (SBP) and the Rio das Velhas Basin (SRV); b) implement deep wells to serve essential customers located in the aforementioned Basins, as listed in Annex II of the Addendum (obligation in renegotiation for replacement by miscellaneous obligations); c) reactivate wells for the municipalities of Lagoa Santa, São José da Lapa and Vespasiano, including the necessary adjustments in the distribution network, tests of the water quality of the wells and environmental regularization.

2.     Signed the 3rd Amendment to the Commitment Term on August 5, 2021, with the following obligations: a) water supply to the municipalities of Nova Lima, Raposos through the implementation of a new capture system at the Cambimbe dam, owned by Anglo Gold Ashanti; b) supply to the municipality of Sabará through the implementation of wells; c) implementation of reservoirs for Essential Customers (hospitals, schools, prisons, etc.).

3.     Signed the 4th Amendment to the Commitment Term on February 1, 2022, with the obligation to supply Parque da Cachoeira and Tejuco, both communities in the Municipality of Brumadinho, affected directly and indirectly, respectively, by the rupture of the B-1 Dam, in January /2019.

(e) Term, if any	Finalize the works on the new intake of the Paraopeba River, initially scheduled for until September 30, 2020, but which is still in progress. Works related to essential customers and Sabará wells are also in progress. The work of Cambimbe was fulfilled. Works in Tejuco and Parque da Cachoeira with a schedule under discussion.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The Company is adopting the necessary measures to comply with the TAC obligations despite the impacts of the COVID-19 pandemic and other facts beyond Vale's control in the works.

This TAC was ratified by the Judicial Comprehensive Reparations Agreement entered into on February 4, 2021.

(g) Consequences in case of non-compliance	Daily fine of BRL 100 thousand.

12) TC SEMA Brumadinho
Origin: Official Letter 287/2019
(a) Signatories	Municipality of Brumadinho and VALE S/A
(b) Date of sign	09/25/2019
(c) Description of the facts that led to the execution of the term	Provide environmental technical consultancy to SEMA Brumadinho.
(d) Obligations assumed

1) Pay for the hiring of a specialized company to perform the environmental technical consulting services for monitoring and evaluating the measures that have been adopted for the environmental recovery of the municipality.

2) Lease of the following vehicles, in a single and exclusive service for inspection and monitoring activities within the competence of the municipality: a double cab pickup truck, 4x4 traction, diesel and two passenger vehicles. The lease period has now ended.

3) Carry out the maximum and global financial transfer of up to BRL 1,715,000.00 (one million, seven hundred and fifteen thousand reais), which it understands to be sufficient for the execution of the purpose of the Term, with the said amount being used exclusively for such purposes.

(e) Term, if any	Term of 6 months from the hiring of the environmental consultancy and ending automatically on completion of the services provided.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The Company is adopting the necessary measures to fulfill the TC obligations. The City Hall held the competition for the hiring of technical advice in 2021.

This term was ratified by the Judicial Comprehensive Reparations Agreement signed on February 4, 2021

(g) Consequences in case of non-compliance	-

13) TC DUP Brumadinho
Origin: Official Letter 287/2019
(a) Signatories	Municipality of Brumadinho and VALE S/A
(b) Date of sign	07/11/2019

(c) Description of the facts that led to the execution of the term	Vale assumes all expropriation costs and any other costs of the properties affected by the dam failure and undertakes to implement the Ferro-Carvão Municipal Park in the area with the costs of managing the UC for 12 years after the recovery of the area.
(d) Obligations assumed	Assumption of full responsibility for the execution of environmental recovery activities that enable the creation, implementation and maintenance of the Ferro-Carvão Municipal Park, occupying the territory affected by the sludge of mining tailings arising from the rupture of the dam of the córrego do Feijão.
(e) Term, if any

Creation and implementation of the Park within 18 months of signing the Term and the final removal of the rejects, being extended in December 2021 for mor 18 months and with expectation of a new automatic extension in case of the activities of the management of the rejects is not finalized until the new term to be established.

Vale communicated to City Hall about the need to extend the period for creating and implementing the Park, considering that the area where the implementation will be carried out is still under the care of the Fire Department for carrying out searches and removal of the tailings.

Responsible for the maintenance of the Park for a period of 12 years.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations.
(g) Consequences in case of non-compliance	-

14) Agreement on Procedure for Reimbursement and Provision of Emergency Measures to the State of Minas Gerais
Origin: Custody 5010709-36.2019.8.13.0024 and ACP 5026408-67.2019.8.13.0024
(a) Signatories	State of Minas, Attorney General of the State of Minas Gerais and Vale.
(b) Date of sign	03/07/2019
(c) Description of the facts that led to the execution of the term	Filing of action # 5010709-36.2019.8.13.0024, in which the State requested that Vale pay for the anticipation of emergency compensation.
(d) Obligations assumed	Hiring and/or supply of products and/or services necessary and technically adequate for the execution, by the State of Minas Gerais, its acting bodies and its Indirect Administration of the emergency works related to the rupture. Furthermore, Vale must reimburse the State of Minas Gerais and its direct and indirect agencies for all emergency expenses related to the breach.
(e) Term, if any	12 months, extendable, by mutual agreement between the parties, if there is a need for continuation of the remedial measures. The agreement was terminated by the Judicial Comprehensive Reparations Agreement.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term

Vale, until the present date, has been complying with the agreement, through the seal of the Judiciary Power and prior evaluation of the expenses appointed by the State.

The Agreement on Procedure for Reimbursement and Provision of Emergency Measures to the State of Minas Gerais, signed and ratified on March 7, 2019, was terminated by the Comprehensive Reparation Agreement.

The Comprehensive Reparation Agreement re-ratified the “term of agreement for temporary contracts”: signed on 02.28.20 and ratified on 03.19.20.

In addition, it established that the amount of BRL 310,000,000.00 will be allocated to public expenditures and temporary hiring of personnel as a result of the breach and execution of the Agreement.

(g) Consequences in case of non-compliance	-

15) Substitute Environmental Penalty Agreement - IBAMA
Origin: 1030458-63.2020.4.01.3800
(a) Signatories	IBAMA and Vale, with the intervention of the Government and ICMBio.
(b) Date of sign	07/06/2020

(c) Description of the facts that led to the execution of the term	Application of environmental penalties to VALE, due to the rupture of the Brumadinho Dam, in the amount of BRL 250 million.
(d) Obligations assumed	Make the judicial deposit of BRL 250 million. Subsidiarily, invest up to BRL 150 million in the National Parks of Serra da Canastra, Caparaó, Serra do Cipó, Serra do Gandarela, Cavernas do Peruaçu, Grande Sertão Veredas and das Semper-Vivas, all in the State of Minas Gerais, making it possible to strengthen these conservation units and increase the ecotourism activity, with works (infrastructure, renovation or implementation), fencing and signaling, strengthening and management support, management plans, when absent or outdated, fire fighting, demarcation and adaptation of trails. Forward to IBAMA, ICMBio and the Ministry of the Environment, every six months (i) monitoring and follow-up reports, detailing the physical and financial execution until the final implementation of these projects and measures; and (ii) accountability report.
(e) Term, if any	36 (thirty-six) months.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term

The process is suspended due to the appeal presented by the MPF against the ratification decision.

This Agreement was ratified in the Comprehensive Reparation Judicial Agreement entered into on February 4, 2021.

(g) Consequences in case of non-compliance	-

16) Commitment Term Civil Defense
Origin: Custody # 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024), 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024
(a) Signatories	State of Minas Gerais, Public Ministry of the State of Minas Gerais and Vale, with the intervention of the Military Office of the Governor of Minas Gerais.
(b) Date of sign	11/20/2020
(c) Description of the facts that led to the execution of the term	Application of resources to assist members of the Civil Defense who participated and still participate in the actions of Brumadinho.
(d) Obligations assumed	Acquisition and transfer, by VALE, of assets to the Civil Defense of Minas Gerais, in order to integrate a set of compensatory actions for the benefit of the State of Minas Gerais.
(e) Term, if any	None.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	Vale, to date, has been complying with the agreement. This Agreement was ratified in the Comprehensive Reparation Judicial Agreement entered into on February 4, 2021.
(g) Consequences in case of non-compliance	-

17) Commitment Term Firefighters
Origin: Custody # 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024), 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024
(a) Signatories	State of Minas Gerais, Public Ministry of the State of Minas Gerais and Vale, with the intervention of the Military Fire Department of Minas Gerais.
(b) Date of sign	11/17/2020
(c) Description of the facts that led to the execution of the term	Application of resources to assist the military firefighters who participated and still participate in the actions of Brumadinho.
(d) Obligations assumed	Acquisition and transfer, by VALE, of assets to the Minas Gerais Military Fire Brigade, in order to integrate a set of compensatory actions for the benefit of the State of Minas Gerais.
(e) Term, if any	None.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	Vale, to date, has been complying with the agreement. This Agreement was ratified in the Comprehensive Reparation Judicial Agreement entered into on February 4, 2021.

(g) Consequences in case of non-compliance	-

18) Judicial Settlement for Comprehensive Reparations (Global Settlement)
Origin: Custody # 5010709-36.2019.8.13.0024 (ACP 5026408-67.2019.8.13.0024), 5044954-73.2019.8.13.0024 and 5087481-40.2019.8.13.0024
(a) Signatories	State of Minas Gerais, Public Ministry of the State of Minas Gerais, Federal Public Ministry, Public Defender's Office of the State of Minas Gerais and Vale.
(b) Date of sign	02/04/2021
(c) Description of the facts that led to the execution of the term	Reparation and full compensation of damages, negative impacts and socio-environmental and socio-economic damages, with the exception of divisible individual damages) as a result of the rupture and its consequences.
(d) Obligations assumed

The estimated economic value of BRL 37,689,767,329.00 corresponds to the sum of the obligations defined in the Agreement and the amounts indicated by Vale as expenses already incurred in the repair actions and as an anticipation of indemnification for collective and diffuse damages. As a rule, the amounts provided for in the Agreement will be monetarily corrected by the IPCA.

On the environmental axis:

4.     Development and execution, after approval by the parties involved, of the Environmental Recovery Plan for the Paraopeba River Basin.

5.     Development and implementation of projects to compensate for already known environmental damages, after approval by the parties involved (ceiling amount BRL 1,550,000,000.00).

6.     Availability of resources for the operation and execution of Water Security Projects, to be managed by the State Executive Branch (BRL 2,050,000,000.00).

On the socioeconomic axis:

7.     Availability of resources for the cost of Demand Projects of the Affected Communities, ceiling value of BRL 3,000,000,000.00).

8.     Availability of resources for the cost of the Income Transfer Program to the affected population and its operationalization – in definitive replacement of the Emergency Payment (ceiling amount of BRL 4,400,000,000.00).

9.     Development and execution of projects for the affected municipalities in the Paraopeba Basin (ceiling value of BRL 2,500,000,000.00).

10.   Development and execution of projects for Brumadinho (ceiling value of BRL 1,500,000,000.00).

11.   Availability of resources for the development, by the State of Minas Gerais, of the Mobility Program (ceiling amount BRL 4,950,000,000.00).

12.   Availability of resources for development, by the State of Minas Gerais, for the Public Service Strengthening Program (ceiling amount BRL 3,650,000,000.00).

13.   Development of the Biofábrica Wolbachia and Funed projects, in the total amount of BRL 135,000,000.00.

14.   Funding of Public expenses and temporary hiring of personnel as a result of the Breach and execution of this Agreement, in the total amount of BRL 310,000,000.00.

15.   Funding of the support structure provided for in the agreement, including audits and technical advisory services, in the total amount of BRL 700,000,000.00.

16.   Payment, to the Public Ministry's Diffuse Rights Fund, of compensation for damages caused to the "Berros II" Archaeological site, in the amount of BRL 361,250.00.

(e) Term, if any

For obligations to do, terms are individualized by projects – some projects in the rapid response package have already had the execution order issued by the Commitments and have specific timelines.

For obligations to pay:

As a rule, Vale has 30 days from the release of the value of the guarantees deposited to make the deposit of the complement, in case the balance is not sufficient.

The Cash Transfer Program had as a milestone for Vale to make the deposit at the end of the transition period.

The Mobility Program and the Public Service Strengthening Program will be paid in 12 and 6 installments, respectively, the first 60 days after the decision ratifying the Agreement becomes final.

The Payment to FUNEMP observed the period of 10 working days from the final decision of the ratification of the Agreement.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	Required release of guarantees and amounts deposited in court to comply with certain payment obligations provided for in the Agreement - one part has already been transferred and the other is pending, and the Bank has already been notified to proceed. Deposit of the balance of BRL 4.4 billion intended for the PTR and the first installments of the Mobility Program and the Public Service Strengthening Program. Payment made to FUNEMP. The socio-economic audit was contracted and is working. The contracting of the financial audit is in the contractual negotiation phase. Obligations to do are in compliance
(g) Consequences in case of non-compliance	If the default is not remedied or justified, in the case of obligations to pay, Vale will be subject to a fine of 2% on the amount in arrears and late payment interest of 1% per month. In the case of obligations to do, Vale will be subject to a daily fine of BRL 100,000.00, with a limit of BRL 6 million or up to the value of the economic content of the defaulted obligation, whichever is lower.

19) Commitment Term on the de-characterization of upstream dams
(a) Signatories	Public Ministry of the State of Minas, Federal Public Ministry, State of Minas Gerais, State Environmental Foundation, National Mining Agency and Vale.
(b) Date of sign	02/25/2022
(c) Description of the facts that led to the execution of the term	After the rupture of the B-I dam, new federal and state regulations determined the de-characterization of dams built by the upstream method within 3 years. In view of the state agency's understanding of the impossibility of extending this period, on the one hand, and the technical impossibility of decharacterizing part of the dams upstream of Vale, on the other, the public agencies proposed to Vale and other entrepreneurs in the same situation to signature of this agreement, as a way to avoid the judicialization of the matter. Failure to comply with state law, given the failure to comply with the 3-year period, created the risk of suspension of environmental licenses for these structures, with the consequent risk of paralyzing Vale's operational activities.
(d) Obligations assumed	Hiring of a specialized technical team to support public bodies in the evaluation of de-characterization projects and measures to control and repair environmental impacts proposed by Vale, as well as payment of BRL 236,759,722.00 (two hundred and thirty-six million, seven hundred and fifty and nine thousand seven hundred and twenty-two reais) for the purpose of funding projects aimed at environmental preservation and the improvement of public performance related to the safety of mining tailings dams.
(e) Term, if any	Continuous follow-up until the completion of the de-characterization works.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary conducts to fulfill the obligations of the Commitment Terms.
(g) Consequences in case of non-compliance	Daily fine of BRL 20,000.00 in case of non-compliance with any clause of the agreements, with the exception of the clause referring to the de-characterization period, according to the specific schedule for each structure, whose daily fine for non-compliance was set at BRL 100,000.00.

(B) Terms Relating to the Samarco Dam Failure

Vale is a defendant in several public civil actions filed by prosecutors in Minas Gerais and Espírito Santo, by other authorities or civil associations claiming compensation for environmental damage as a result of the rupture of the Samarco dam. The provisions sought in these proceedings are generally similar to the claims made in the public civil action brought by the Brazilian government (case # 0069758-61.2015.4.01.3400, current # 1024354-89.2019.4.01.3800) and by others and similar to the public civil action filed by the MPF (Case # 0023863-07.2016.4.01.3800, current # 1016756-84.2019.4.01.3800).

In 2017, the Superior Court of Justice (STJ) decided that the 12th Federal Court of Belo Horizonte is the competent court to rule on all these public civil actions. Several public civil actions were suspended, due to the negotiations and agreements signed with the MPF, as described in this item 4.7 of the Reference Form.

In October 2020, the MPF requested the resumption of the main public civil action filed before the 12th Federal Court of Belo Horizonte (“ACP 155 BI”), due to the impasse in hiring experts to assist the MPF in reviewing existing programs, as provided for in the June 2018 Agreement (“Tac Governança”). Due to negotiations mediated by the National Council of Justice (“CNJ”), the request has not yet been analyzed by the 12th Federal Court.

In July 2021, the MPF requested a new suspension of the process to allow the continuity of extrajudicial negotiations before the CNJ. As already mentioned, Tac Governança provided for the possibility of renegotiating the Renova Foundation's repair programs through the conclusion of studies carried out by a specialist hired by the Public Ministry. Negotiations began in April 2021, and in June 2021 a letter of principles was signed by the companies BHP, Samarco and us, as well as representatives of the Public Ministry and other authorities involved. Discussions on the renegotiation are still ongoing.

Vale was named as a defendant in several private lawsuits, which are being processed before different state and federal courts in the states of Minas Gerais and Espírito Santo, filed by individuals, legal entities, municipalities and other entities that claim remediation and compensation for environmental, property damages and morale resulting from the failure of the Fundão dam. These proceedings include requests for significant amounts in damages, injunctions, pre-sentence seizure of assets and blocking of our bank accounts. Vale reconciled part of these lawsuits and continues to defend itself in several others.

Samarco is involved in several other investigations and actions seeking compensation for damages resulting from the dam failure. Immediately after the dam failure, the environmental agency of the state of Minas Gerais and the DNPM (currently, ANM) ordered an investigation into the causes of the dam failure and ordered the suspension of Samarco's operations, conditioning the resumption to the conclusion of these investigations of the causes. of the dam failure. The investigations concluded that there were concomitant factors – structural failures and earthquakes – that culminated in the rupture. Subsequently, in September 2019, Samarco obtained the Corrective Operational Licensing (“LOC”), covering the regularization of existing structures, regularization of emergency works and new solutions for the treatment of tailings. After obtaining the LOC, the implementation of measures necessary for the resumption of operations began, such as operational readiness and installation of the filtering process. For more information on Samarco's activities, see item 7.9 of this Reference Form.

1) Term of Transaction and Conduct Adjustment within the scope of Public Civil Action No. 0069758-61.2015.4.01.3400 (“TTAC”)
3. Signatories	Samarco Mineração S.A., Vale S.A., BHP Billiton Brasil Ltda. (“BHPB”), Federal Government, States of Espírito Santo and Minas Gerais, Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), Instituto Chico Mendes, National Water Agency (“ANA”), National Department of Mineral Production (“DNPM”), National Indian Foundation (“FUNAI”), State Forestry Institute (“IEF”), Minas Gerais Water Management Institute (“IGAM”), State Environmental Foundation (“FEAM”) ), and the State Institute for the Environment and Water Resources, the Espírito Santo Agricultural and Forestry Defense Institute and the State Water Resources Agency.
4. Date of sign	03/02/2016
5. Description of the facts that led to the conclusion of the term

The signatory authorities filed a Public Civil Action (Process no. 0069758-61.2015.4.01.3400) against Samarco and its shareholders seeking compensation for alleged socio-economic and socio-environmental damages resulting from the rupture of the Samarco tailings dam, as well as the adoption of a series of of measures by Samarco and its shareholders with the purpose of mitigating, repairing and compensating for the damages allegedly arising from the aforementioned accident. For information on the aforementioned Public Civil Action No. 0069758-61.2015.4.01.3400, see item 4.3 of this Reference Form and for additional information regarding the accident, see items 4, 7.9 and 10.1 of this Reference Form.

The value of the Public Civil Action set by its authors was BRL 20,204,968,949.00. After a series of negotiations between the authorities, Samarco, Vale and BHPB, the parties signed the TTAC, which provides for a long-term repair and compensation plan in response to the event that occurred.

6. Obligations assumed

Under the terms of the TTAC, Samarco, Vale and BHPB established on June 24, 2016, a Foundation, called “Fundação Renova”, which will develop and execute environmental and socio-economic programs in order to repair and compensate for the damage caused by the failure of the Samarco dam (“Fundação”).

The TTAC includes two broad types of programs: a) Reparation Programs to restore the environment, local communities and social conditions in affected regions; b) Compensation Programs to compensate for damages in cases where repair is not possible and to provide resources for certain special projects, always acting in good faith.

Additionally, the Foundation's activities are monitored by an independent external auditor.

Samarco will provide resources to the Foundation with contributions such as (calendar year):

7.         BRL 2 billion in 2016, less the amount already spent on, or allocated to, remediation and compensation actions;

8.         BRL 1.2 billion in 2017;

9.         BRL 1.2 billion in 2018;

10.        From the year 2019, the value of the annual contributions will be defined in a sufficient amount and compatible with the forecast of execution of the Projects for the corresponding year.

Samarco has agreed approved annual contributions necessary to carry out the remediation and compensation projects for each year, and for the years 2019 to 2021 these contributions will range from BRL 800 million to BRL 1.6 billion.

From the signing of the TTAC, the Foundation will allocate an annual amount of BRL 240 million, for a period of 15 years, for the execution of repair and compensation projects. These annual amounts are already included in the reported contribution amounts for the first six years. Additionally, a contribution of BRL 500 million will be made for basic sanitation in the affected regions.

Finally, it should be noted that the TTAC does not provide for any recognition of civil, criminal or administrative liability for the failure of the Fundão dam. The TTAC provides that, within three years from the date of the agreement, the parties review its terms to assess the effectiveness of ongoing remediation and compensation activities.

11. Term, if any	The term of the TTAC is 15 years, renewable for successive one-year periods, until all obligations provided for in the aforementioned term are fulfilled.
12. Information on the conduct being adopted to comply with the obligations assumed in the term	Data and studies are already being evaluated and developed to comply with the TTAC. Additionally, the programs foreseen by the TTAC are being implemented. Furthermore, a review of such programs is taking place.
13. Consequences in case of non-compliance	If Samarco fails to fulfill its obligation to contribute funds to the Foundation, Vale and BHPB are obliged to contribute funds to the Foundation in proportion to their 50% interest in Samarco.

14. Other remarks

Status of Procedural Progress regarding the TTAC

The TTAC was approved by the Federal Regional Court of the 1st Region on May 5, 2016, having suspended the Public Civil Action (Case No. 0069758-61.2015.4.01.34) highlighted above.

However, against the decision that ratified the TTAC, the Federal Public Ministry filed a motion for clarification, questioning the competence of the Federal Regional Court of the 1st Region to ratify the TTAC. In addition, the Federal Public Ministry questioned the terms of the TTAC signed, regarding the adequacy of the measures established therein, as well as the legitimacy of the agreeing parties for the execution of the TTAC. It requested, therefore, the granting of infringing effects to the embargoes and the suspension of the effectiveness of the decision.

The Federal Public Ministry also filed a complaint with the Superior Court of Justice (STJ) against the decision of the Federal Regional Court of the 1st Region that ratified the TTAC.

On June 30, 2016, the Minister reporting the claim issued an injunction to suspend, until the final judgment of the claim, the decision of the Federal Regional Court of the 1st Region (TRF), of May 5, 2016, which ratified the TTAC.

On August 17, 2016, the Fifth Panel of the Federal Regional Court of the 1st Region declared the decision that ratified the TTCA null and void and dismissed the interlocutory appeals filed by Vale, BHP and Samarco, and the preliminary decision issued by the 12th Court was maintained. Federal Court on December 18, 2015 in Belo Horizonte, which includes the unavailability of the Defendants' mining concessions for mining, without, however, limiting their production and marketing activities.

TTAC remains valid and the parties will continue to fulfill their obligations, which have already been provided.

The Company further clarifies that:

i.               The following letters were sent: (i) OF/CPI/Nº 124/2019, by the Legislative Assembly of the State of Espírito Santo, which generically alleges the existence of non-compliance with the TTAC; and (ii) Of. no. 11/2020/CAO-MA, by the Public Ministry of the State of Minas Gerais, through which 07 (seven) occurrences of application of fines are listed, until January 7, 2020. These official letters were also questioned by the CVM, at which time it was clarified that:

ii.              the facts and alleged breaches mentioned in the official letters OF/CPI/Nº 124/2019 and Of. no. 11/2020/CAO-MA and their respective fines are directed to FUNDAÇÃO RENOVA, with VALE being simply liable in a subsidiary manner for the fulfillment of financial obligations of primary responsibility of SAMARCO, only in proportion to its participation;

iii.             these facts are being discussed in administrative appeals by Fundação Renova and in legal incidents, as provided for in the TTAC, with no definitive decision recognizing them; and still,

iv.             the proposal to create the ten priority thematic axes, as described in item 4.3 of this Reference Form, which materialize the main differences between the parties, in order, thus, to speed up the execution of the repair and compensation programs of the TTAC, was presented at the end of 2019, which is why such information is provided for in this Reference Form and was not in the Reference Form for the year 2018;

there is no contradiction of the existence of these discussions, whose mechanisms are provided for in the TTAC, with the statement that the agreement has been complied with by the parties and by the Company, whose exclusive financial obligation In January 2021, letter n. 008/2021 of the Legislative Assembly of the State of Espírito Santo, which generically alleges the existence of non-compliance with clauses 19 and 38 of the TTAC, in relation to the payment of compensation to rural producers impacted by the Fundão dam failure.

In response, Vale clarified, among other issues, that: (i) the elaboration and execution of projects, within the limits established by the socio-economic and socio-environmental programs provided for in the TTAC, are solely and exclusively the responsibility of Fundação Renova, established and maintained by SAMARCO, VALE and BHP. The sponsors are responsible for the financial obligations of the TTAC, especially the contribution of resources for the formation and maintenance of the assets of the Renova Foundation. These financial obligations are primarily SAMARCO's responsibility, and only in the event of non-compliance with this obligation, will Vale and BHP, in the proportion of 50% for each, bear any amounts not contributed to the Renova Foundation in relation to each annual budget. This is clearly extracted from clauses 225 et seq. of the TTAC; and (ii) despite the existence of several factors unrelated to the measures to be adopted by Fundação Renova and its sponsors that influence the flow and prevent the conclusion of indemnification proceedings, Fundação Renova has complied with the terms set for payment within the scope of of the indemnification processes, which are normally carried out well before the expiration date, and there is no need to talk about any delaying action or non-compliance.

v.              did not have its compliance questioned.

For information on Public Civil Action No. 0069758-61.2015.4.01.3400 and the aforementioned themes, see item 4.3 of this Reference Form.

TTAC does not automatically cover private civil actions, other public civil actions or criminal charges.

2) Origin: Public Civil Action No. 0023863-07.2016.4.01.3800 Preliminary Conduct Adjustment Term I (“Preliminary Adjustment Term I”)
• Signatories	Federal Public Ministry, Samarco, Vale and BHPB
• Date of sign	01/18/2017

• Description of the facts that led to the conclusion of the term

The Federal Public Ministry filed public civil action No. 0023863-07.2016.4.01.3800, pending before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders, claiming compensation for alleged socio-economic and socio-environmental damages resulting from the rupture of the dam in Samarco's tailings, as well as the adoption of a series of measures to mitigate, repair and compensate for the damage allegedly arising from the aforementioned accident.

The value of the Public Civil Action set by its authors was BRL 155,052,000,000.00. After a series of negotiations between the authorities, Samarco, Vale and BHPB, the parties signed the Preliminary Adjustment Term I, whose purpose is to establish conditions and parameters for the hiring of a body of technical assistants that will assist the Federal Public Ministry in the carrying out a socio-environmental and socio-economic diagnosis, in addition to defining a specific schedule for holding public hearings and prior consultations with traditional populations. Financial guarantees were also offered to comply with the court order issued in the scope of case No. 0069758-61.2015.4.01.3400.

This Commitment Term was the subject of a Contract Amendment on November 16, 2017, entered into with the MPF and MPMG, in order to contemplate the hiring of Experts in the socio-economics area to: (i) elaboration of a socioeconomic diagnosis by Fundação Getúlio Vargas, (ii) provision of technical advice to those affected and coordination of public hearings by the Brazil Fund for Human Rights and (iii) definition of mechanisms for participation and social control. All other clauses of the Preliminary Adjustment Term, including the guarantees, remained unchanged.

Based on the amendment and the progress of negotiations, the Parties requested an extension of the term for the execution of the Final Commitment Term and the hiring of Experts.

On April 20, 2018, the court of the case granted a new extension of the term for the execution of the Final Commitment Term and the hiring of Experts until the date of June 25, 2018. On this date, contracts signed with the Brazil Human Rights Fund and Fundação Getúlio Vargas were signed and presented in court to carry out the work on the socioeconomic axis.

• Obligations assumed

By the contracting companies, it was assumed the obligation to pay, in full, the activities to be carried out by the experts, in the capacity of experts, advisors/technical assistants, as well as financing the socio-environmental and socio-economic repair programs for the impacts resulting from the failure of the Fundão dam.

Furthermore, the obligation to promote at least 11 public hearings was assumed, being 5 in the state of Minas Gerais and 3 in the state of Espírito Santo and one for each Indigenous Land involved in the TTAC (Krenak, Combiois, Caieiras Velhas).

The companies committed to give guarantees to the Court of the 12th Federal Court of Belo Horizonte to meet the funding and financing obligations of the Socio-environmental and Socio-economic Reparation Programs for the impacts resulting from the Fundão dam failure, in the amount of BRL 2.2 billion.

• Term, if any

Below are the main terms:

15.   From January 30, 2017 to November 27, 2017 – Societies will make available to experts all studies and research carried out to date for the assessment of impacts; file suspension requests in court; finalization of the hiring of experts; definition of schedule, technical support and methodology of public hearings and previous consultations; conclusion of hearings and prior consultations; meetings and diligences to define the final conduct adjustment term – including the Public Power and, when possible or appropriate, other branches of the Public Ministry; term for signing preliminary contracts with Fundação Getúlio Vargas and the Brazil Human Rights Fund.

16.   Until June 25, 2018: Term for signing the final conduct adjustment term and hiring Socioeconomics Experts.

Under the terms of this Preliminary Adjustment Term, the schedule is subject to changes, due to negotiations with the Federal Public Ministry.

• Information on the conduct being adopted to comply with the obligations assumed in the term	This Preliminary Adjustment Term I is being duly complied with in the agreed manner. Negotiations have been signed in order to make it possible to sign a final agreement.
• Consequences in case of non-compliance	Failure to meet the term for completing the hiring of experts, through the sole fault of the companies, will result in a daily fine in the amount of BRL 100,000.00, to be reversed for the hiring of said experts.
• Other remarks	The Preliminary Adjustment Term I was approved by the Court of the 12th Federal Court of the Judicial Section of Belo Horizonte on March 16, 2017.

3) Origin: Public Civil Action No. 0010263-16.2016.4.01.3800

Preliminary Commitment Term for the Creation of a Reserve and Implementation of Socio-economic and Socio-environmental Reparation Measures in the Barra Longa area (“Preliminary Adjustment Term II”)

17. Signatories	Federal Public Ministry, Samarco, Vale and BHPB
18. Date of sign	01/18/2017
19. Description of the facts that led to the conclusion of the term

The Public Prosecutor's Office of the State of Minas Gerais filed public civil action No. 0010263-16.2016.4.01.3800, before the 2nd Civil Court of the District of Ponte Nova, later referred to the 12th Federal Court of the Judiciary Section of Belo Horizonte, claiming the adoption and funding by Samarco, Vale and BHPB of a series of measures to repair the damage caused by the rupture of the Fundão dam in the municipalities of Barra Longa, Rio Doce, Santa Cruz do Escalvado and Ponte Nova.

Considering that Samarco, Vale and BHPB have agreed, together with the Public Ministry of Minas Gerais, the adoption of certain measures to mitigate the impact of the Fundão rupture in the municipality of Mariana, the Federal Public Ministry understands that the same measures must be implemented, as appropriate, in Barra Longa and surrounding areas. In view of this, the signatory societies agreed to adopt the measures described below in Barra Longa and its surroundings.

20. Obligations assumed

(i)  Payment of emergency financial assistance to affected families, to be deducted from any future compensation. In the event that a family nucleus has more than one economically active member who is unable to continue his work, due to the failure of the Fundão dam, the amount will be paid to each of them;

(ii) Payment of residential lease expenses for displaced families, as well as the provision of furniture, bedding, appliances and utensils necessary for the maintenance of a dignified life. This obligation must persist until definitive resettlement;

(iii)Establishment of a communication channel that allows access to information in an assertive and agile way;

(iv)          Providing health care to affected families, with the immediate availability of a team of health professionals, including doctors, nurses, psychologists and social workers, to provide care every day of the week, in articulation with the Municipal Health Departments of the covered municipalities, as well as dispensing of medicines and supplies necessary for care, according to the medical prescription of the aforementioned health team, in a supplementary way to the Unified Health System – SUS;

(v) Promotion of the rescue of goods, animals and others, including those belonging to those affected that can be returned;

(vi)          Hiring of independent multidisciplinary advice, with recognized experience and reputation in the area, chosen by the community and with the participation of the Public Ministry, with the objective of monitoring the implementation of the programs and providing technical and legal support to the affected families;

(vii)          Reconstruction of rural infrastructure; and

(viii)         Registration of those affected, which, in the event of failures or gaps identified by the technical advisor and agreed by the parties, may be reviewed.

The companies committed to create a reserve in the amount of BRL 200 million in the name and under the management of the companies or third parties freely identified by them, for the purpose of funding and financing the Socio-environmental and Socio-economic Reparation Programs in Barra Longa and surrounding areas.

21. Term, if any

The companies agreed, within a maximum period of 15 days, counted from the signing of this Preliminary Adjustment Term II, to initiate the necessary measures for the execution of the measures.

The amounts of BRL 200 million will be contributed, by way of anticipation, with information to the Federal Public Ministry, by the companies within a period of up to 90 days after the acceptance of the guarantees provided for in the Preliminary Adjustment Term I signed with the Federal Public Ministry, in the same date.

The amounts of BRL 200 million will be contributed according to the following schedule: (i) BRL 50 million up to February 28, 2017; (ii) BRL 100 million as of March 31, 2017; and (iii) BRL 50 million through April 30, 2017.

Failure to comply with the terms defined herein will result in a daily fine of BRL 100,000, to be reversed to comply with the purpose of this Commitment Term.

The companies will submit to the Federal Public Ministry, within 30 days, a detailed report of the measures that are planned or being implemented in Barra Longa and surrounding areas.

22. Information on the conduct being adopted to comply with the obligations assumed in the term	This Preliminary Adjustment Term II is being duly complied with as agreed.
23. Consequences in case of non-compliance	Failure to comply with the terms will result in a daily fine of BRL 100,000.00 to be reversed to comply with the purpose of this Preliminary Adjustment Agreement II.
24. Other remarks	This Preliminary Adjustment Term II was ratified by the Court of the 12th Federal Court of the Judiciary Section of Belo Horizonte. The homologation decision was published on March 23, 2017.

4) Term of Adjustment of Governance Conduct within the scope of Public Civil Actions No. 00238630720164013800 and 00697586120154013400 (“Governance TAC”)
(a) Signatories	Federal Public Ministry, Public Ministry of the State of Minas Gerais, Public Ministry of the State of Espírito Santo, Public Defender's Office of the Government, Public Defender's Office of the State of Minas Gerais, Public Defender's Office of the State of Espírito Santo, Samarco Mineração S.A., BHP Biliton Brasil Ltda. , Renova Foundation, Vale and other public entities.
(b) Date of sign	06/25/2018

(c) Description of the facts that led to the execution of the term

On June 25, 2018, Vale, Samarco, BHPB and the Federal and State Public Prosecutors (Minas Gerais and Espírito Santo), public defenders and attorneys general, among other parties, entered into a comprehensive agreement to improve the governance of Fundação Renova, and establish a process for possible revisions of the remediation programs foreseen in the TTAC, based on the results of experts hired by Samarco to advise the MPF during a period of two years (the June 2018 Agreement). The June 2018 Settlement provided for the termination of certain actions, including public civil actions brought by the Brazilian federal government and the states of Minas Gerais and Espírito Santo. It also contemplates the future termination of other public civil actions upon agreement on the remediation programs under expert review, and confirmed the guarantee provided by the parties to guarantee the payment of remedial measures in the amount of BRL 2.2 billion.

On August 8, 2018, the TAC Governança was approved in its entirety. In addition, the amendment to the Preliminary Adjustment Term I was approved, in part and with interpretative/additional reservations, (for more information on this term, see the table above). In view of the aforementioned approvals, the knowledge phase of ACP No. 0069758-61.2081.3400 was terminated with a resolution of merit, as well as the partial extinction of ACP No. 23863-07.2016.4.01.3800, within the scope of the requests included in the aforementioned agreement.

It should be noted that the Governance TAC consists of an instrument whose purpose is (a) to change the governance process provided for in the Transaction and Conduct Adjustment Agreement under Public Civil Action No. 0069758-61.2015.4.01.3400 ("TTAC") for the definition and execution of programs, projects and actions aimed at the full repair of damages resulting from the Fundão dam failure, (b) the improvement of mechanisms for the effective participation of people affected by the failure and (c) the establishment of a negotiation process aimed at the eventual renegotiation of the programs foreseen by the TTAC.

(d) Obligations assumed

(ix)Hiring of managers, through which the expenses of the members of the Interfederative Committee, the Local Commissions, the Regional Commissions and the Forum of Observers will be carried out with the participation and logistics and meeting structures, as well as monitoring activities of the Interfederative Committee – CIF, within the limits of previously established annual budgets.

(x) Redefinition of contracts with experts, according to the new attributions derived from the new governance of the TTAC.

(xi)Preparation and approval of a management policy for funding the Interfederative Committee – CIF and those affected.

(e) Term, if any	The selection of managers, for submission to the Public Ministry's approval, must be done within 10 days. As for the process of redefining the scope of experts, it must start in 10 days and be completed in 60 days, counted from the approval of the agreement. The other obligations do not have a defined term.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Conduct Adjustment Term is being implemented, as agreed between the parties.
(g) Consequences in case of non-compliance	The unjustified non-compliance with any funding obligations assumed by the companies and Fundação will result in a daily fine of BRL 100,000.00 for the non-compliance with the obligation.

(C) Other Relevant Terms of Conduct Adjustment and Commitment Terms

1) TAC Fauna – Barão de Cocais
Origin: ACP 0003811-02.2019.8.13.0054
(a) Signatories	Public Ministry of the State of Minas Gerais and Vale S.A.
(b) Date of sign	05/29/2019
(c) Description of the facts that led to the execution of the term	Adoption of measures to continue the protection of domestic and wild animals that have already been rescued or that are still in the dam break areas of the Sul Superior Dam, object of ACP 0003811-02.2019.8.13.0054 and, also, within the scope of this process, establish ecological compensation for the impacts to fauna resulting from the evacuations, object of said demand.
(d) Obligations assumed

Maintain the measures established in the emergency plans for the search, rescue and care of animals in areas provided for in the “Dam Break” in question, according to the declared emergency level.

Carry out all measures provided for in the Action Plan for the Protection of Fauna, promoting improvements in their actions, as indicated by public bodies and the Commitment.

Maintain enough professionals and vocation to compose a qualified technical team, preferably, qualified in ecological management, to carry out actions of search, rescue and care of animals; and make available infrastructure, equipment, machinery, vehicles and supplies necessary for the search, rescue and care of animals.

Promote the immediate rescue of isolated animals and, until the rescue is carried out, the provision of food, water and veterinary care.

Carry out actions aimed at locating the guardians of rescued animals, according to the plan prepared by a qualified professional, which at least provides for publicity campaigns, face-to-face meetings with affected residents, as well as the creation of a virtual database for consultation and an executive schedule.

Promote the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their tutors, and for that purpose, carry out fairs and advertising campaigns with this task, for a period of 12 (twelve) months after the assignment of the emergency situation in all evacuated areas.

Carry out ecological compensation for the impacts on fauna resulting from the evacuation.

Carry out the transfer of BRL 1 million to the Municipality of Barão de Cocais to PREPARE and execute programs aimed at apprehending, welcoming, caring and guarding animals.

On March 3, 2020, the parties signed an amendment to the TAC, which included the obligation to deposit BRL 2 million in a judicial bank account, with the first installment to be paid within 30 days from the date of receipt of the account data, and the second on the same subsequent day.

(e) Term, if any

Promote, in 20 days, improvements in the Action Plan for the Protection of Fauna.

Carry out (i) the test for canine visceral leishmaniasis (CVL) of all rescued dogs, in accordance with the official public protocol, within 30 days of receiving the animals at the shelter; and (ii) start the treatment of animals positive for CVL, through the use of officially permitted medication and repellent collars, within 10 days from the diagnosis.

Submit, monthly, for 24 months, the printed report of the actions taken to comply with the Term.

Submit the action plan provided for in the Term, within 30 days of signing the document.

Promote, for a period of 12 months, the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their tutors, and for that purpose, holding fairs and advertising campaigns with this task.

Supervise, for a period of 8 months, the delivery of animals to adopters by signing a term of responsible custody.

Submit to the State Forestry Institute (IEF), within 45 days, with a copy to the MPMG: (a) Rehabilitation Plan, release and monitoring of wild animals seized in captivity in the evacuation areas; (b) Wildlife Monitoring Plan in the dam break area and its surroundings.

Carry out ecological compensation for the impacts on fauna resulting from evacuations, through support in the preparation and execution of an ethical population control project for dogs and cats in the Municipality of Barão de Cocais; (ii) support in the elaboration and execution of a program aimed at the apprehension, reception, care and custody of medium and large stray animals, which must be registered in the Seed Platform within 90 days, in the amount of BRL 1 million, which must be passed on within 45 days from the signature of the Commitment Term with the platform. If the project is not registered in the Seed Platform within 90 days, or after this period, the deposit of the amount must be made in the FUNEMP account, within 30 days from the notification by the MPMG.

On March 3, 2020, the 1st Amendment to the Commitment Term was signed, establishing the deposit of BRL 2 million in a judicial bank account, with the first installment to be paid within 30 days of receipt of the account data, and the second on the same day of the following month. The deposit was made on May 11, 2020, it has not yet been added to the file due to the suspension of the physical protocols.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations.
(g) Consequences in case of non-compliance	Daily fine of up to BRL 100 thousand.

2) TAC FAUNA – Macacos (Nova Lima)
Origin: ACP 5000683-69.2019.8.13.0188
(a) Signatories	Public Ministry of the State of Minas Gerais and VALE S.A.
(b) Date of sign	08/30/2019
(c) Description of the facts that led to the execution of the term	Measures intended to continue the protection of domestic and wild animals that have already been rescued or that are still in the self-rescue zone (ZAS) of dams B3 and B4, object of ACP 5000683-69.2019.8.13.0188

(d) Obligations assumed

Maintain the measures established in the emergency plans for the search, rescue and care of animals in the dams' ZAS.

Promote the immediate rescue of isolated animals and, until the rescue is carried out, the provision of food, water and veterinary care.

Carry out actions aimed at locating the guardians of rescued animals, according to the plan prepared by a qualified professional, which at least provides for publicity campaigns, face-to-face meetings with affected residents, as well as the creation of a virtual database for consultation and an executive schedule.

Promote the adoption of dogs, cats and other small or large domestic animals rescued and not returned to their tutors, and for that purpose, carry out fairs and advertising campaigns with this task, for a period of 12 (twelve) months after the assignment of the emergency situation in all evacuated areas.

Carry out ecological compensation for the impacts on fauna resulting from the evacuations, by depositing BRL 2 million in a judicial bank account, within 30 days of receiving the account data. The deposit was made on February 05, 2020 and added to the file on February 7, 2020.

(e) Term, if any

Promote, within 30 days from the signing of the term, improvements in the Action Plan for the Protection of Fauna, including, among others, proposals for measures to scare away wild animals from emergency areas, a communication plan with the affected community on the care of the animals and collection of animals in the secondary security zone (ZSS).

Carry out ecological compensation for the impacts on fauna resulting from the evacuations, by depositing BRL 2 million in a judicial bank account, within 30 days of receiving the account data.

The commitments foreseen in the TAC remain until the Fauna Plan is approved by the environmental agency.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company has already fulfilled the obligations assumed in the TAC and has already paid the compensatory amount.
(g) Consequences in case of non-compliance	Daily fine of BRL 100 thousand.

3) TC Water Security
Origin: ACP 5010709-36.2019.8.13.0024, ACP 5026408-67.2019.8.13.0024 and ACP 5044954-73.2019.8.13.0024
(a) Signatories	Public Ministry of the State of Minas Gerais, VALE S.A., with the intervention of AECOM, the State of Minas Gerais, COPASA and the Federal Public Ministry.
(b) Date of sign	02/07/2020
(c) Description of the facts that led to the execution of the term	Carrying out technical-environmental feasibility studies and elaborating the basic projects based on these studies of structuring interventions that guarantee meeting the current water demand of the RMBH corresponding to 15,000 L/s.
(d) Obligations assumed

1) PREPARE and conclude the Feasibility Studies to support the assessment of the technical-environmental feasibility of implementing a new run-of-river capture, adduction and reservation in Ribeirão da Prata, with a minimum flow of 600 L/s;

2) Prepare and complete the Feasibility Studies to support the evaluation of the technical-environmental feasibility of implementing a new run-of-river capture, adduction and reservation in the region called "Ponte de Arame do Rio das Velhas, guaranteeing the expected minimum flow 2,000 L/s and the required operating flow rate also during dry periods.

3) Prepare and conclude the Feasibility Studies to support the evaluation of the technical-environmental feasibility of implementing a new run-of-river capture, adduction and reservation in Ribeirão Macaúbas, with a minimum flow of 2500 L/s.

4) Prepare and conclude the Feasibility Studies to support the evaluation of the technical-environmental feasibility for the expansion of the Rio Manso system, between the catchment and the Morro Vermelho reservoir, including the water mains, lifts and substation, in order to achieve a Nominal flow of 9,000 l/s.

5) Prepare and complete the Feasibility Studies to support the evaluation of the technical-environmental feasibility for the implementation of a transfer pipeline between the Paraopeba Basin (SPB) and Rio das Velhas (SRV) Systems, for a transport capacity of 3,200 L /s.

(e) Term, if any	The terms agreed in the schedule between VALE, MPMG and Copasa are being met in a timely manner and the competent justifications have been presented when necessary to review the schedule, which is monitored by the MPMG audit.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Company is adopting the necessary measures to fulfill the TAC obligations. This Term was ratified by the Global Agreement signed on February 4, 2021.
(g) Consequences in case of non-compliance	Daily fine of BRL 100 thousand.

4) Environmental Commitment Term No. 035/2018

(a) Signatories	Vale S.A., Federal Public Ministry (“MPF”), Public Ministry of the State of Espírito Santo (“MP/ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”) and the State Institute of Environment and Water Resources (“IEMA”).
(b) Date of sign	09/21/2018.
(c) Description of the facts that led to the execution of the term	Environmental Commitment Term ("TCA") entered into between Vale S.A., MPF, MP/ES, Espírito Santo State, SEAMA and IEMA with the objective of complying with CETESB's recommendations arising from the Preliminary Environmental Commitment Term previously entered into, which addressed the same theme, aiming to guarantee improvements in the control of atmospheric emissions at the Tubarão Unit to improve the air quality in the Greater Vitória Metropolitan Region.
(d) Obligations assumed by Vale and terms

Implementation of Guidelines, Goals (48 goals) and Action Plan based on the Emission Reduction Goals Plan for the Tubarão Industrial and Port Complex proposed by IEMA, resulting from the technical analysis services carried out by CETESB.

Short-term goals are expected to end for at least 12 months from the signing of the TCA.

Long-term goals can vary by up to 5 years from the date of signing the TCA.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term

VALE is making every effort to comply with the TCA and its monitoring is monitored monthly by a Monitoring Committee composed of representatives of all the signatories of the TCA, as well as eventually representatives of the Municipalities of Vitória, Vila Velha and Serra.

It also encompasses the Term of Preliminary Atmospheric Environmental Commitment (“TCAP”), signed by Vale S.A., Federal Public Ministry (“MPF”), Public Ministry of the State of Espírito Santo (“MP/ES”), State of Espírito Santo, Public Ministry of the State for the Environment and Water Resources (“SEAMA”) and the State Institute for the Environment and Water Resources (“IEMA”) on November 17, 2017.

Long-term goals were expected to be met by 2023. However, as a result of the impacts verified due to the COVID-19 pandemic (whether in contracts or absenteeism, for example), in December 2021 a request was filed to extend the term of some goals to 2024.

(f) Consequences in case of non-compliance

In the event of unjustified non-compliance with the obligations assumed in this TCA, provided that it has been shown that the default was the sole fault of Vale, the MPF and/or MPES must notify Vale so that any non-compliance can be remedied and/or justified within 30 days, under penalty of incurring a compensatory fine in the amount of BRL 50,000.00 per day of delay, limited, in any case , to the amount corresponding to the respective unfulfilled obligation, not exceeding BRL 100,000,000.00.

The presentation of justification by Vale, documented and understood as valid by the MPF and MPES, will prevent the application of the compensatory fine. In the event that the MPF and MPES consider the justification presented by Vale to be unfounded, they must notify the company to start the application of the compensatory fine.

The amounts of any penalties will be allocated in 70% to the State Environment Fund, called FUNDEMA, established by the State Complementary Law No. 513, of 12.11.2009, 20% to the Municipal Environment Fund called FUNDAMBIENTAL, established by the Municipal Law of Vitória nº 7,876 of 01.12.2010 and 10% divided to the Municipal Environment Funds of the Municipalities of Vila Velha and Serra, with the possibility of converting into services or donation of goods for the development of actions aimed at environmental protection and control, respecting the proportionality and the form to be established by the Entities, or, if proposed by Vale, with the approval of the Entities.

5) Conditional Release Term - TDC No. 001/2019

(a) Signatories	Vale S.A and Municipality of Vitória
(b) Date of sign	02/12/2019.
(c) Description of the facts that led to the execution of the term	Vale signed a Term of Release of the Tubarão Port Complex (“TDC”) with the Municipality of Vitória/ES, with the release of the interdicted effluent treatment systems on February 7, 2019, with the consequent immediate return of operations in the input yard, in pellet plants 1, 2, 3 and 4, circulation of the access road to the pier of coal
(d) Obligations assumed by Vale and terms	The agreement establishes that Vale will invest in actions to improve the liquid and atmospheric effluent treatment systems at plants 1 to 4 and in improving the air quality of the municipality of Vitória. Varied terms established according to the nature of each obligation.
(e) Information on the conduct being adopted to comply with the obligations assumed in the term	VALE is making every effort to comply with the TDC.
(f) Consequences in case of non-compliance

In the event of unjustified non-compliance with the obligations assumed by Vale, the TDC may be suspended and/or terminated with the possibility of new interdictions.

In addition to the termination of the TDC, Vale will be subject, in the event of non-compliance, to the application of the penalties established in art. 16, item XXXII of Municipal Decree No. 10.023/1997.

6) Term of Cooperation not arising from Judicial/Administrative Process
Origin: Commitment Terms signed with the Comunidade da Terra Indígena (TI) Mãe Maria
(a) Signatories	Mpakwyri Mpawor Indigenous Association, Gaviao Je Amjip Indigenous Association, Parkrekapare Association, Je Jokrityiti Association, Te Mempapytarka Indigenous Association, Parkateje Amjip and Vale Indigenous Association
(b) Date of sign	05/19/2015; 05/29/2015; 05/26/2015; 05/07/2015; 04/01/2015; 05/01/2015, 02/28/2022.
(c) Description of the facts that led to the execution of the term	Based on its social responsibility policy, Vale already had Commitment Terms signed with the indigenous people who inhabit the Mãe Maria TI, which expired in 2012. Thus, due to the influence of the Carajás Railroad (“EFC”) on this community, Vale decided to keep the transfer of financial resources destined to meet the emergency needs of the members of the community, ensuring the completion of the study of the Indigenous Component and the Basic Environmental Plan ("PBA"), documents necessary for the licensing process for the expansion of the Carajás Railroad, now counting on the participation of FUNAI, which is helping communities in the resource administration.
(d) Obligations assumed	Make financial transfers to support actions in health, education, productive activities, surveillance of the territory and administration. On the other hand, the indigenous communities committed themselves not to paralyze any productive activity or invade Vale's facilities, especially the Carajás Railroad, as well as authorizing the study of the Indigenous Component and the PBA, documents necessary for the granting of the licensing process for the Carajás Railroad expansion project.

(e) Term, if any

Various terms, due in July 2021. The Community Relations Department, together with the legal area, is in dialogue and discussing with the Gavião Indigenous Community of the Mãe Maria TI the conditions for signing a new Commitment Term that will replace the one that is about to expire.

Throughout 2021, it entered into agreements with the associations representing the Gavião Indigenous Community of the Mãe Maria TI, concluding this process in 2022, signing an agreement with the 15 villages that make up the Gavião TI.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term	The Community Relations Department has focal points that monitor compliance with the obligations established in the Commitment Terms, in particular the transfer of financial resources.
(g) Consequences in case of non-compliance	Non-compliance on the part of the indigenous people results in the suspension of the transfer of resources and health care. If the breach is made by Vale, this creates the risk of indigenous people promoting actions that paralyze or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, harming the EFC's rail operations. Said manifestations also tend to have repercussions on the lack of authorization, by the indigenous people, of access by Vale teams or contractors who carry out studies inherent to the environmental licensing processes and carry out actions related to compliance with conditions, which may be characterized as non-compliance with the environmental licenses granted by the environmental agency and weakening the position of Vale or its subsidiaries at an institutional level, without prejudice to executive measures to be taken by the MPF, IBAMA, FUNAI and other authorities involved in protecting indigenous rights.

7) 2nd Addendum to the Term of Promotion of Sustainable Promotion, formalized with FUNAI and the Krenak People, effective from 2011 to 2019, and this term is an addendum to the Agreement that ended Public Civil Action No. 2006.38.13.009676- 0
Origin: Approved agreement that extinguished the Public Civil Action filed by the MPF and FUNAI against CEMIG – Companhia Energética de Minas Gerais, CVRD – Companhia Vale do Rio Doce and CHA – Consórcio Hidrelétrico Aimorés (“Public Civil Action” and “Agreement”, respectively) . After the termination of the Agreement, on 11/30/2011, the following were formalized by the Company: (i) Term of Promotion for the Sustainable Promotion of the Krenak Indigenous Land (“Term of Promotion”), (ii) First Amendment to the Term of Promotion and (ii) Second Amendment to the Term of Promotion.
(1) Signatories

a) Agreement - MPF, FUNAI, CEMIG – Companhia Energética de Minas Gerais, CVRD – Companhia Vale do Rio Doce and CHA – Consórcio Hidrelétrico Aimorés;

b) Term of Promotion – Vale, Krenak Indigenous People, FUNAI and MPF;

c) First Addendum to the Term of Promotion – Vale, Krenak Indigenous People, FUNAI and MPF;

d) Second Addendum to the Term of Promotion - Vale, Krenak Indigenous People and with the intervention of FUNAI

e) Third Amendment to the Promotion Term – Vale, Krenak Indigenous People with the intervention of FUNAI;

f) Fourth Amendment to the Term of Promotion – Vale, Krenak Indigenous People with the intervention of FUNAI;

g) Fifth Amendment to the Development Term – Vale, Krenak Indigenous People with the intervention of FUNAI;

h) Sixth Amendment to the Development Term – Vale, Krenak Indigenous People with the intervention of FUNAI.

(2) Date of sign

25.     Agreement - signed on 07/18/2008 - in force from 07/18/2008 to 11/30/2011

26.    Term of Promotion - signed on 10/24/2011 - in force from 12/01/2011 to 06/01/2012

27.     First Addendum to the Term of Promotion - signed on 05/03/2012 - in force from 12/01/2011 to 12/01/2013*

28.     Second Addendum to the Term of Promotion - entered into on 03/27/2015 - in force from 12/01/2011 - 12/01/2019*

(e) Third Amendment to the Term of Promotion - Signed on 11/13/2019 - in force from December 1, 2011 to September 1, 2020**

(f) Fourth Amendment to the Term of Promotion - Signed on 09/01/2020 - in force from December 1, 2011 to April 1, 2021**

(g) Fifth Amendment to the Term of Promotion - Signed in April/2021 - effective from December 1, 2011 to December 30, 2021**

(h) Sixth Addendum to the Term of Development - Signed in November/2021 effective from December 1, 2011 to December 30, 2022**

* The above additive terms change clauses of the original Term of Promotion, producing retroactive effects. Therefore, their respective validity must be considered as of December 1, 2011, the date on which the Term of Promotion enters into force.

** The amendments, third, fourth, fifith and sixth only change the term of validity of the Original Term of Promotion.

(3) Description of the facts that led to the conclusion of the term	The ratification of the Agreement extinguished the Public Civil Action, filed by the MPF and FUNAI, which aimed to implement mitigating and compensatory measures as a result of the installation of the Aimorés Hydroelectric Power Plant. The purpose of the formalized agreement was to provide environmental, social and economic assistance, through the recovery of 54 hectares of green area, construction of 5 cultural centers and implementation of a dairy cattle project. After the end of the Agreement, at the discretion of the Company, and aiming at maintaining Vale's support and relationship with the Krenak People, new terms were formalized, maintaining the Company's assistance to the ethnodevelopment of indigenous peoples. The instrument currently in force is the Second Addendum to the Promotion Term.
(4) Obligations assumed	Provide financial and technical support for a dairy farming project, in addition to the delivery of feed, mineral salt, and medicines for cattle and basic food baskets to families.
(5) Term, if any

(1)    Agreement - 07/18/2008 to 11/30/2011 - signed on 07/18/2008

(2)    Term of Promotion - 12/01/2011 to 06/01/2012 - signed on 10/24/2011

(3)    First Amendment to the Term of Promotion - 12/01/2011 to 12/01/2013* - signed on 05/03/2012

(4)    Second Amendment to the Term of Promotion - 12/01/2011 - 12/01/2019* - signed on 03/27/2015

(5)    Third Amendment to the Term of Promotion - 12/01/2011 - 09/01/2020** - Signed on 11/13/2019

(6)    Fourth Amendment to the Promotion Agreement - 12/01/2011 - 04/01/2021** - Signed on 09/01/2020

(g) Fifth Amendment to the Term of Promotion - 12/01/2011 04/28/2021 - in force from December 1, 2011 to December 30, 2021**

(h) Sixth Amendment to the Term of Development - effective from December 1, 2011 to December 30, 2022**

* The above additive terms change clauses of the original Term of Promotion, producing retroactive effects. Therefore, their respective validity must be considered as of December 1, 2011, the date on which the Term of Promotion enters into force.

** The amendments, third and fourth, only change the term of validity of the Original Term of Promotion.

(1) Information on the conduct being adopted to comply with the obligations assumed in the term	The Relationship Management with Indigenous Peoples and Traditional Communities has a focal point that monitors compliance with the obligations established in the Second Addendum to the Term de Fomento.

(2) Consequences in case of non-compliance	Non-compliance by indigenous people with the Second Addendum to the Term de Fomento results in the suspension of the transfer of funds. If the non-compliance is attributed to Vale, there is a risk that the indigenous people promote actions that paralyze or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the Vitória-Minas Railroad (“EFVM”), harming EFVM's rail operations. Said manifestations also tend to have repercussions on the lack of authorization, by the indigenous people, of access by Vale teams or contractors who carry out studies inherent to the environmental licensing processes and carry out actions related to compliance with conditions, which may be characterized as non-compliance with the environmental licenses granted by the environmental agency and weakening the position of Vale or its subsidiaries at an institutional view, without prejudice to executive measures to be taken by the MPF, IBAMA, FUNAI and other authorities involved in protecting indigenous rights.

8) Court Agreement
Origin: Case # 21337.52. 2011
29. Signatories	Vale, MPF, Palmares Cultural Foundation, National Institute for Colonization and Agrarian Reform and IBAMA.
30. Date of sign	03/08/2012
31. Description of the facts that led to the conclusion of the term	Denunciation of the MPF regarding the insufficiency of the environmental study by Vale, which subsidized the licensing process of the Carajás Railroad expansion project, on the grounds of lack of effective diagnosis on the impacts directed to the two quilombola communities located in the State of Maranhão.
32. Obligations assumed

(i) Transfer the amount of BRL 700,000.00 in favor of Fundação Palmares, for the feasibility and construction of health posts and an educational center; and

(ii) Preparation of a study on local environmental impacts, recovery of water courses and installation of viaducts in the next four years, according to the schedule defined in a court agreement.

33. Term, if any

All terms defined in the Term entered into in which Vale was responsible have already been met, highlighting (i) transfer already carried out, in favor of the communities, in the total of BRL 700,000.00 necessary to fund the acquisition and construction of social devices by the community and Palmares Foundation; (ii) carrying out an environmental study – already carried out and filed with IBAMA – and adopting measures to mitigate the impacts generated by the Company's works and operations in the region; (iii) construction of four viaducts in favor of the communities involved in the agreement. The viaducts have already been built and delivered.

Effective confirmation of compliance with the Term and issuance of the respective certificate is awaited.

34. Information on the conduct being adopted to comply with the obligations assumed in the term	Acting before IBAMA to obtain a statement from the agency in relation to the environmental study produced by Vale.
35. Consequences in case of non-compliance	MPF may request that the Company be compelled to comply with the obligations assumed, under penalty of a fine to be defined by the competent federal judge.
36. Other remarks	Vale has already made the deposit of the amount established in the agreement, as well as concluded the works of two viaducts, which were transferred to the Municipalities. The Company filed in court the evidence of compliance with the obligations, requesting the termination of the process, and is awaiting the rendering of an order in this regard.

9) Term of Cooperation not arising from Judicial/Administrative Process
Origin: Commitment Terms signed with Indigenous Communities in Maranhão.
1. Signatories	Vale, Guajajara Indigenous Community of the Caru Indigenous Land, Guajajara Indigenous Community of the Rio Pindaré Indigenous Land, Ka’apor Indigenous Community of the Alto Turiaçu Indigenous Land, Awá Indigenous Community of the Caru, Awá and Alto Turiaçu Indigenous Lands and National Foundation of the Indian – FUNAI.
2. Date of sign	02/20/2017

3. Description of the facts that led to the conclusion of the term	Based on its social responsibility policy, Vale already had Commitment Terms signed with indigenous people whose indigenous lands are close to the Carajás Railroad (EFC). Due to the influence of the railroad on these communities, Vale decided to keep the transfer of financial resources destined for application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, in compliance with what had been approved by the Fiscal Council constituted to monitor the application of resources, with the participation of FUNAI, which is assisting the communities in the administration of the amounts received.
4. Obligations assumed	Transfer of financial resources intended for application in strategic actions of territorial protection, preservation and conservation of natural resources, economic sustainability and income generation, cultural strengthening, Institutional strengthening, health, education, citizenship, basic sanitation and infrastructure, in compliance with what was previously approved by the Fiscal Council constituted to monitor the application of resources.
5. Term, if any	Term of 10 years.
6. Information on the conduct being adopted to comply with the obligations assumed in the term	The Community Relations Department has focal points that monitor compliance with the obligations established in the Commitment Terms, which is now in its fourth year of execution, in particular the transfer of financial resources.
7. Consequences in case of non-compliance	Non-compliance on the part of the indigenous people results in the suspension of the transfer of resources. If Vale does not comply, this creates the risk of indigenous people taking actions that paralyze or interfere with the activities of the Company or its subsidiaries, such as demonstrations that imply the stoppage of the EFC, harming its railway operations.

10) Environmental Commitment Term: TCA of Pico do Itabirito
Origin: Public Civil Inquiry No. 0319.02.000001-8 MPMG
(a) Signatories	Minerações Brasileiras Reunidas S.A. - MBR, Vale S.A., State Public Ministry-MG (“MPMG”), State Forestry Institute, State Secretariat for the Environment and Sustainable Development of Minas Gerais and Anglogold Ashanti Brasil Mineração Ltda.
(b) Date of sign	07/09/2010
(c) Description of the facts that led to the execution of the term	Term signed for the execution of the environmental and landscape rehabilitation of the tipping area of Pico do Itabirito and of the area covered by the sterile piles called “Trincheira e Mina Velha”. Adoption of measures to preserve the Historic and Archaeological Site of Cata Branca.
(d) Obligations assumed

i) Execute Rehabilitation Project according to considerations of environmental agencies;

ii) Carry out the continuous follow-up and monitoring of the Project implementation;

iii) Develop Heritage Education Project;

iv) Fencing the Archaeological Site of the Cata Branca Mine and indicating and interpreting the area;

v) Submit the fencing and signaling project to IEF and IPHAN for approval;

vi) Prepare the georeferencing of the area;

vii) Allow the IEF unrestricted access, free of charge and free of charge, to the area mentioned in item (iv) above, as well as authorizing the interventions and constructions intended for the implantation, construction and maintenance of the Conservation Unit, free of charge, without any charge, provided that such interventions do not imply in any way the restriction of the use of their mining rights, observing what is established in the agreement.

(e) Term, if any	The maximum period for the total execution of the rehabilitation project, extendable upon presentation of technical justifications accepted by the Public Ministry or in the event of force majeure or unforeseeable circumstances, was 5 years, counted from September 1, 2010. See item (f) below for information regarding Vale's compliance with its obligations.

(f) Information on the conduct being adopted to comply with the obligations assumed in the term

Procedures for the recovery of areas in progress, with the execution of fencing and signaling of the archaeological site, environmental and heritage education programs and execution of an environmental rehabilitation project in the Pico do Itabirito area. The TAC was fully complied with, as per the letter sent by the Company to the MPMG on September 2, 2015.

On July 14, 2017, a report was presented by CONPATRI concluding that the TAC was not fully complied with.

In November 2017, the Company presented a technical report contesting said document and corroborating the understanding that the TAC was fully complied with, with no return until the date of this Reference Form.

In March 2020, the MP requested the submission of updated information on the full service of the TAC, and this request was answered in May 2020. On the occasion, VALE reiterated that it fulfilled all the obligations of the TAC, with the conclusion of the environmental rehabilitation works of Pico de Itabirito and approval of the RPPN. He also highlighted that, although land regularization of the RPPN property remains necessary, the area receives adequate protection and treatment, with full access and support being granted to the IEF for inspection and scheduling of technical visits in the area. Since then, the investigation has been suspended due to measures to prevent COVID 19.

(g) Consequences in case of non-compliance	Mandatory fine of BRL 2,500.00/day of delay and execution of the agreed and non-fulfilled part.

11) Term of Conduct Adjustment No. 118/2015
Origin: Public Civil Inquiry No. 3212.2014.03.000/9-12 - Regional Labor Attorney of the 3rd Region/MG - Minas Gerais
(a) Signatories	Public Ministry of Labor and Vale S.A.
(b) Date of sign	07/31/2015
(c) Description of the facts that led to the execution of the term	The alleged practice of labor analogous to slavery practiced by Vale's contractor, the company Ouro Verde Locação e Serviços S/A. For additional information, see sub-item (i) of item 4.3 of this Reference Form.
(d) Obligations assumed	Preventive measures have been adjusted and corrective measures to guarantee the labor rights of employees of service providers, especially in relation to the sanitary conditions of its facilities, and for the promotion of decent work and the elimination of any forms of forced or slave-like labor. The adjusted commitments are duly implemented.
(e) Term, if any	Indefinite term in the absence of different provision.
(f) Information on the conduct being adopted to comply with the obligations assumed in the term	As of the 2nd half of 2015, Vale promoted several training sessions with the company's managers, in that same state, in order to inform them of the obligations assumed by Vale. There was guidance for the inclusion of a specific standard clause in the contracts signed by the company, providing for its resolution in the event of the use of child labor or slave labor by the contractor or any situation that may characterize an attack on human dignity.
(g) Consequences in case of non-compliance	BRL 20,000.00 per item not complied with up to the limit of BRL 500,000.00
(h) Other observations	The Conduct Adjustment Term, in addition to avoiding a possible action by the Public Labor Ministry, allows Vale to objectively demonstrate the adoption of preventive measures that prevent the exploitation of degrading or slave-like labor in its production chain, proving compliance with the National Pact to Combat Slave Labor signed by the same.

12) Passivo Camburi Environmental Commitment Term (“TCA”)
(a) Signatories	Vale S.A., Federal Public Ministry (“MPF”), Public Ministry of the State of Espírito Santo (“MP/ES”), State of Espírito Santo, State Secretariat for the Environment and Water Resources (“SEAMA”), State Institute of Environment and Water Resources (“IEMA”), Municipality of Vitória and Municipal Secretary of Environment of Vitória (“SEMMAM”).
(b) Date of sign	03/16/2017.
(c) Description of the facts that led to the execution of the term	This is a TCA signed between Vale S.A., MPF, MP/ES, State of Espírito Santo, SEAMA, IEMA, Municipality of Vitória and SEMMAM, which consists in the execution of action plans that allow the full compensation and recovery of the northern region from Camburi Beach.

(d) Obligations assumed and terms

(1)            Specific monitoring of the beach intervention area: execution, after approval by IEMA and SEMMAM, of the environmental monitoring program of the northern region of Praia de Camburi, contemplating the actions of adequate monitoring of the environmental compartments involved (water, sediment and biota) of the body of interest and ecosystems of the Espírito Santo Bay, with systematic documentation of the development of actions and evaluation of trends and possible deviations in the execution of the proposed activities, anticipating and forecasting the possibilities of achieving the objectives and recommending corrective and preventive actions for the adjustment or replanning, under supervision by IEMA and SEMMAM, with the following actions:

a.   Approval by IEMA, after consulting SEMMAM, of the monitoring plan for water, sediment and biota of the body of interest and ecosystem of the Espírito Santo Bay presented by Vale on 12.07.2015. Term: 30 days from the date of signing the TCA; and

b.   Start of execution of the monitoring plan. Term: 6 months from the approval of the monitoring plan by IEMA.

(2)            Recovery of the emerged shore, through the superficial removal of sediments with iron from the emerged region and the recovery (pedological, vegetational with native and landscape species) of the area object of this Term, with the following actions:

c.    Mapping and identification of the limits of the Coastal Park, in the Parque Atlântico area, without prejudice to the creation of a future conservation unit in the area. Term: 4 months from the signing of the TCA;

d.   Preparation and presentation of a methodology for carrying out the removal of sediments and the recovery of the area. Term: 6 months from the signing of the TCA; and

e.   Implementation of the area removal and recovery project. Term: as defined by the area removal and recovery plan approved by IEMA and SEMMAM.

(3)            Compensatory measures for environmental recovery through the implementation of ecosystem protection and revitalization actions, with the following actions:

f.    Elaboration of the project and implementation of the Coastal Park in response to the demand for proposing future use of the northern region of Praia de Camburi to be recovered:

(1)                 Definition of the objective, scope and assumptions of the project by the Municipality of Vitória in conjunction with Vale. Term: 4 months from the signing of the TCA;

(2)                 Hiring a company by Vale to design the project. Term: to be defined by Vale;

(3)                 Preparation and presentation of the project with executive schedule. Term: to be presented by Vale after the conclusion of the item above;

(4)                 Hiring a company for the implementation of the work. Term: to be presented by Vale; and

(5)                 Implementation of the work. Term: to be presented by Vale after the conclusion of the item above;

g.   Develop and implementation of the Parque Zé da Bola leisure area:

(6)                 Definition of the objective, scope and assumptions of the project by the Municipality of Vitória in conjunction with Vale. Term: 4 months from the signing of the TCA;

(7)                 Hiring a company by Vale to design the project. Term: to be presented by Vale after the conclusion of the item above;

(8)                 Elaboration of the project, with executive schedule. Term: to be presented by Vale after the conclusion of the item above;

(9)                 Hiring a company for the implementation of the work. Term: to be presented by Vale after the concussion of the above item; and

(10)               Implementation of the work. Term: to be presented by Vale after the conclusion of the item above;

h.   Elaboration of the project and implementation of the physical protection of the restinga vegetation on the edge of Camburi beach:

(11)               Definition of the objective, scope and assumptions of the project by the Municipality of Vitória in conjunction with Vale. Term: 4 months from the signing of the TCA;

(12)               Hiring a company by Vale to design the project. Term: to be presented by Vale after the conclusion of the item above;

(13)               Elaboration of the project, with executive schedule. Term: to be presented by Vale after the conclusion of the item above;

(14)               Hiring a company to implement the work. Term: to be presented by Vale after the conclusion of the item above; and

(15)               Implementation of the work. Term: to be presented by Vale after the conclusion of the item above;

(4)            Additional measures for environmental recovery, through the elaboration of a technical cooperation agreement, with the following actions:

i.    Elaboration of a technical cooperation agreement between Vale and SEMMAM for the elaboration of the necessary studies for the elaboration of the necessary studies for the recovery of the erosion of the south portion of the Camburi beach. The studies will be funded by Vale. Term: 6 months from the signing of the TCA.

(5)            Social mobilization, through the dissemination and promotion of the enterprise, so that, in a transparent way, actions for the socio-environmental development of the region are presented, as well as for the mitigation of the environmental impacts caused by the works, with the following actions:

j.    Preparation and presentation, for approval by IEMA and SEMMAM, of the Communication Plan. Term: 3 months from the signing of the TCA; and

Implementation of the Communication Plan. Term: 6 months, from approval by IEMA and SEMMAM, and execution as defined by the communication plan to be approved.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term

VALE is making every effort to comply with the TCA and has been accompanied by a Monitoring Committee made up of 08 (eight) members, one being a representative of the MPF, a representative of the MP/ES, a representative of SEMMAM, a representative of IEMA, a representative of Vale, a representative of the Residents' Association of Jardim Camburi, a representative of the Residents' Association of Jardim da Penha and a representative of the Mata da Praia Residents' Association.

For the purpose of signing, with the Municipality of Vitória, the Assignment Term of a portion of the area in which the implementation of the Coastal Park is planned, it will be necessary to obtain consent from the SPU. The approval is awaited to proceed with the issuance of the Environmental Licenses necessary for the implementation of the park.

(f) Consequences in case of non-compliance	In the event of non-compliance with its obligations, Vale must be notified so that, within 30 (thirty) days, it can remedy such non-compliance, under penalty of a daily compensatory fine of BRL 5,000.00 (five thousand reais) per day of delay in compliance of each obligation, amounts that will be allocated in 50% (fifty percent) to the State Environment Fund ("FUNDEMA"), established by the State Complementary Law No. 513, of December 11, 2009, and 50% (fifty per cent) to the Municipal Environment Fund (“FUNDAMBIENTAL”), established by the Municipal Law of Vitória No. 7,876, of January 12, 2010.

13) Conduct Adjustment Term (TAC ICP TUCUMÃ/PA)
(a) Signatories	Vale S.A., MPPA and Association of Rural Producers Colônia Campos Nosso
(b) Date of sign	12/18/2019.
(c) Description of the facts that led to the execution of the term

Public civil inquiry aimed at investigating alleged environmental and social damage caused to to 61 remaining families of the Campos Altos Settlement Project as a result of the implementation of the Onça Puma project.

(d) Obligations assumed by Vale and terms

As a result of the decision rendered in Case No. 0800301-57.2020.8.14.0062, which suspended the effects of the TAC signed in 2019, and the manifestation of Incra, contrary to its execution, it was decided to discuss a new TAC only with obligations related to payment of amounts to 61 families.

(I) payment of BRL 19,487,790.00 to the 61 families, as compensation for the time of occupation of the respective lots, direct and indirect losses, and damages of any nature. TERM: 60 days from the signing of the TAC.

(II) payment of compensation, directly to the families, as improvements. Evaluations in progress (~BRL 49 million). TERM: 60 days from the signing of the TAC.

(III) indemnification as compensation for any damages suffered, regardless of their nature, to the members of the Association, in the amount of up to BRL 3,050,000.00. TERM: 60 days from the signing of the TAC.

Environmental issues are being addressed within the scope of ICP No. 002/2016, in which evidence of their compliance has already been presented and which are awaiting approval from the MPPA.

The other obligations provided for in the TAC entered into in 2019, the effect of which was suspended by the decision handed down in Case No. 0800301-57.2020.8.14.0062, referred to (i) audit installation and conclusive report to the Public Prosecutor's Office regarding possible inconsistencies identified in Technical Analysis no. 384/2018 of the Interdisciplinary Technical Support Center of the Public Ministry of the State of Pará;(ii) carry out negotiations with the Government of the State of Pará, Municipalities of the Region and Technical Analysis and Authorization Bodies, in compliance with the commitment signed in 2012, in the sense of installing a Regional Hospital Unit, committing to verify the evolution of the negotiations within the scope of the administrative procedure for monitoring the TAC; (iii) Monitor its atmospheric emissions by installing continuous meters in the chimneys of Onça Puma, at the outlet of the electrostatic precipitators; (iv) Carry out a study in order to indicate and define, together with the environmental agency, reference parameters for the nickel iron industry in the State of Pará; (v) Carry out a representative characterization of the fine slag residue stored in the sheds of the Onça Puma Mine and promote, if necessary, the adaptation of the aforementioned sheds for the temporary storage of said material; (vi) Carry out an investigation of possible environmental liabilities in the following areas (total 07): I - Shed G3; II - Workshop parking; III - Ancient organic cell; IV - South refining slag shed; V - Shed G1; VI - Former Class 1 waste storage of the implantation; VII - Deactivated SAO box area of the workshop. In the event of confirmation of the existence of any liability, VALE undertakes to remedy the area, according to the plan to be approved by the competent environmental agency; (vii) Identify, through studies, alternatives for the disposal of the residue (refining slag), and (viii) in relation to wood, pay financial compensation for the 1,024.64 m3 of wood to a non-profit institution, to be defined between the parties, according to the value in the SRFAZ/2019 table, in the total amount of BRL 369,225.42 (three hundred and sixty-nine thousand, two hundred and twenty-five reais and forty-two cents).

(e) Information on the conduct being adopted to comply with the obligations assumed in the term	The effectiveness and validity of the instrument is conditioned to the express favorable expression of Incra, with retroactive effectiveness to the date of signature of the TAC. The terms for complying with the obligations will start counting from the express knowledge, on the part of Vale, of Incra's consent.
(f) Consequences in case of non-compliance	Daily fine of BRL 100 thousand, to be reverted to the State Environmental Fund, after prior notification and term for manifestation.
(g) Update note	Individual negotiations are underway with the families on the amounts that will be paid to each one.

14) COVID-19 Commitment Term

Origins: Writ of Mandamus No. 0011029-43.2020.5.03.0000, arising from Public Civil Action No. 0010170-96.2020.5.03.0171;

COUNTRIES PROMO 000762.2020.03.000-8, PA - PROMO 001089.2020.03.000-6 and PROMO 000059.2020.03.006-8.

(a) Signatories	Vale S/A and Public Ministry of Labor
(b) Date of sign	06/22/2020 (Judicial Settlement of Itabira) 09/24/2020 (Minas Gerais Commitment Term) 11/10/2020 (National Commitment Term)
(c) Description of the facts that led to the execution of the term

1) Filing of ACP by the Public Ministry of Labor, requesting the suspension of the activities of the Itabira Complex, until the proper implementation of measures to combat and prevent the spread of COVID-19 in the work environment;

2) Drafting of the Interdiction Term of the Itabira Complex by the SRT, until the proper implementation of measures to combat and prevent the spread of COVID-19 in the work environment;

3) Preliminary decision issued by the TRT in the case of the writ of mandamus filed by the Public Ministry of Labor in view of the decision rendered by the Court of the 2nd VT of Itabira that authorized the resumption of activities at the Itabira Complex;

4) Opening of an Administrative Procedure by the Public Labor Ministry, with a view to verifying the adoption of measures to combat and prevent the spread of COVID-19 in the work environment in all VALE mining units in the State of Minas Gerais;

5) Opening of an Administrative Procedure by the Public Ministry of Labor, with a view to verifying the adoption of measures to combat and prevent the spread of COVID-19 in the work environment in all mining units of VALE in Brazil;

(d) Obligations assumed and terms

OBLIGATIONS ASSUMED

8.     Keep the measures provided for in the coronavirus prevention and combat plan always up to date and in accordance with the guidelines established by the competent public bodies (Federal, State and Municipal);

9.     Remove, for a period of seven days, the asymptomatic worker who, after undergoing a rapid test, submits the 1st positive result for IgM;

10.   Remove the worker who has had contact with another worker who, after undergoing a rapid test, submits the 1st positive result for IgM, for a period of seven days, counted from the performance of the rapid test;

11.   Hire a specialized company to prepare a single study, in order to support the epidemiological study report;

12.   Forward to the MPT a report with technical analyzes as an epidemiological study;

13.   Promote the clinical monitoring of workers on leave with a 1st positive result for IgM, through the program called Dr. PASA or the local Department of Health or another program implemented by the third-party companies;

14.   Require that outsourced companies, which provide services in the Mining Complexes located in the State of Minas Gerais, adopt the same standard of clinical monitoring of workers on leave with a first positive result for IgM;

15.   Maintain the procedures provided for in the daily checklist and body temperature measurement;

16.   Adopt effective measures of work organization and movement that prevent the agglomeration of people in the work environment (the measures are specified in the Commitment Term);

17.   Consider as an agglomeration the gathering of people, in face-to-face contact less than 1.50 (one meter and fifty centimeters) away from each other, for more than 15 (fifteen) minutes, without prejudice to other health and safety standards. workplace safety;

18.   Maintain a minimum distance of 1.00 (one meter) between each worker, during transport, and a maximum occupancy of 50% (fifty percent) of the total seats must be observed. VALE is allowed to adopt blocking devices, physical barriers, capable of preventing physical contact between vehicle occupants and the propagation of particles;

19.   Provide protective masks and implement guidance measures on the use, hygiene and replacement of masks every two hours of work;

20.   Implement the measures contained in the PRO (Procedure for preventing and combating COVID-19) for cleaning and disinfecting equipment and vehicles;

TERM:

Itabira: Term conditioned to the maintenance of the declaration of a COVID-19 pandemic condition provided for in Decree issued by the Municipality of Itabira.

Minas Gerais and National: Obligations will remain in force as long as the declaration of the condition of a pandemic by municipal norm, issued by the Municipality in which its essential activities of extraction and processing of iron ore are predominantly located, or activities carried out in the Dams in an emergency situation and downstream of them, limited to the respective self-rescue zones, or the declaration of a State of Calamity as a result of the COVID-19 pandemic by the Government of the State of Minas Gerais, in any case, whichever occurs later.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term

21.   Screening measures in the access of workers;

22.   Control measures in the work environment to avoid agglomeration and physical contact;

23.   Control measures in transport to avoid agglomeration and physical contact;

24.   Mechanisms for communication and dissemination of measures to prevent and combat COVID-19;

25.   Supply of protective masks and supervision of their use and periodic replacement;

26.   Availability of alcohol gel;

27.   Disinfection of the work environment;

28.   Monitoring and support for workers diagnosed with COVID-19;

29.   Conducting rapid tests;

30.   Preparation of epidemiological study.

(f) Consequences in case of non-compliance

Itabira:

1) Fine of BRL 200,000.00 (two hundred thousand reais) per item not complying with clause II.1, which provides for the main measures to prevent the spread of COVID-19 to be adopted by Vale;

2) Fine of BRL 100,000.00 (one hundred thousand reais) per item not complied with in clause II.2, which provides for additional measures to prevent the spread of COVID-19 to be adopted by Vale;

3) Adoption of other measures by the MPT, with a view to promoting a new interdiction of the Complex.

Minas Gerais and National:

1) Fine of BRL 100,000.00 (one hundred thousand reais) per item not complied with in clause II.1, which provides for the main measures to prevent the spread of COVID-19 to be adopted by Vale;

2) Fine of BRL 50,000.00 (fifty thousand reais) per item not complied with in clause II.2, which provides for additional measures to prevent the spread of COVID-19 to be adopted by Vale.

3) Adoption of other measures by the MPT, with a view to promoting interdiction of the Complex identified in an irregular situation.

(g) Update note	As a result of the ACP, Vale was summoned in the records of PAJ 000196.2020.03.007/2 (administrative process related to ACP 0010170-96.2020.5.03.0171), to express its opinion on complaints made against two outsourced companies. The complaint against MIP stems from the possible involvement of COVID by 40 employees at the construction site within Vale's area. The complaint against Salum is related to the dimensioning in the cafeteria in the dam demobilization area, with the risk of spreading COVID.

15) Court Agreement signed in Case No. 5000430-27.2019.8.13.0400
(a) Signatories	PUBLIC MINISTRY OF THE STATE OF MINAS GERAIS AND VALE S.A.
(b) Date of sign	04/16/2019
(c) Description of the facts that led to the execution of the term	As a result of the Vargem Grande Dam having been raised to level 2 and emergency part of the BR 356 was interfered with through the implementation of a “STOP AND FOLLOW” system in compliance with the safety plan approved by the Civil Defense. The ban increased displacement by alternative routes and brought other risks to the population.

(d) Obligations assumed and terms

Agreement signed and approved at a hearing for VALE to (i) restore the "assisted operation" system on BR 356 in the event that the Vargem Grande Dam's risk level is increased to Level II or III, within 24 hours, depending on the urgency of the specific case and orders/instructions from the Civil Defense and State Highway Police; (ii) carry out improvement works in the public building of Post 04 of the State Highway Police, in accordance with the work/demand plan to be presented by the State Highway Police to VALE, within the limit of BRL 40 thousand; and (iii) implement the replacement of the stop-follow system by the assisted operation, through: (i) flatbed on April 17, 2019, from 12:00 to 20:00, on the assisted operation; (ii) radio programs on April 17, 2019 and April 18, 2019, about the assisted operation; (iii) information on the VALE website about the assisted operation; (iv) theoretical training of operators of the assisted operation, on April 17, 2019, in the morning shift; (v) practical training of operators and simulation of the assisted operation, on April 17, 2019; (vi) signposts covering kms 37 and 40 of BR 356, pursuant to the presentation made by Imtraff at the hearing on April 16, 2019, within 15 days; (vii) flexible beacons between kms 37 and 40, with the aim of discouraging users from returning in the opposite direction in the event of a dam failure, within 45 days; and (viii) adopt all other guidelines contained in Imtraff's presentation, provided that the approval of the competent public bodies is obtained.

Terms:

The terms defined in the Commitment Term were immediately met, which, at the time, were met. When the emergency level of the dam is increased to level 2, the term for VALE to resume the actions outlined in the document is 24 hours.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term	The actions of the agreement were of immediate fulfillment for information to the community and traffic control for a short period. There is a commitment that by changing the emergency level of the dam, VALE will resume the flow of communication and traffic control. This no longer occurred, as the dam remains at emergency level 1.
(f) Consequences in case of non-compliance	In case of non-compliance, VALE will be notified to remedy the irregularity in the shortest possible time. If the irregularity remains, a daily fine of BRL 30,000.00 may be applied.

16) Commitment Term Macacos - Individual Indemnities
(a) Signatories	PUBLIC DEFENDER'S OFFICE OF THE STATE OF MINAS GERAIS
(b) Date of sign	03/04/2021
(c) Description of the facts that led to the execution of the term	Commitment Term signed due to the increase in the risk level of the structure of Dam B3/B4, located in the Mar Azul Mine, which led to the need to evacuate the Self-rescue Zone, in the community of the District of São Sebastião das Águas Claras, Municipality of Nova Lima/MG, causing damage to residents of the region and community members.
(d) Obligations assumed and terms

Said Commitment Term brought the indemnity parameters to be applied in individual indemnities, referring to the following damages: (i) rural and urban bare land; (ii) rural and urban housing; (iii) non-reproductive improvements and buildings; (iv) seedlings; (v) movable property and equipment; (vi) expenses related to the increase in the cost of living; (vii) financial losses, loss of profit in commerce, industry, and also in agricultural activities; (viii) loss of employment and interruption of income-generating activities; (ix) moral damages.

Terms: This is a Commitment Term of immediate application, from the signing of the document, in individual cases.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term	The actions of the agreement were immediately implemented for the execution of individual agreements in the Extrajudicial Indemnity Program. Also, meetings are held with the Public Defender's Office of Minas Gerais, for eventual adjustments and verification of the progress of the execution.
(f) Consequences in case of non-compliance	In the event of non-compliance with the Term, there may be an impact on the company's image, as well as, in relation to the payment obligations established in the individual agreements, the Company may incur the payment of a 30% fine on the unpaid amount. In addition, said Commitment Term may be executed by the Public Defender's Office.

17) Itabira General Commitment Term - Individual Indemnities
(a) Signatories	PUBLIC DEFENDER'S OFFICE OF THE STATE OF MINAS GERAIS
(b) Date of sign	11/12/2021

(c) Description of the facts that led to the execution of the term	General Commitment Term signed due to possible impact on urban area, which could lead to the removal of people to carry out interventions, works and the safety zone of the work, as well as the recomposition of the local urban dynamics, when the Downstream Containment Structure (ECJ2) is built, necessary for the de-characterization of the Minervino and Cordão Nova Vista, from the Pontal dam.
(d) Obligations assumed and terms

Said Commitment Term brought the general parameters, with chapters (i) of the object of the TC; and (ii) the guidelines applicable to indemnification. These items will be used to prepare a Specific Commitment Term, when the damages to be treated by Vale will be defined.

Terms: There is no term to be met, starting from the General Commitment Term, which is prepared to enable the continuation of the negotiations of a Specific Commitment Term.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term	The signing of the General Commitment Term did not bring immediate obligations to Vale, given the need to structure a Specific Commitment Term, which will detail the damages to be considered by Vale. As a result, there are no established control procedures.
(f) Consequences in case of non-compliance	There are no immediate obligations to be fulfilled, and therefore we do not have established conducts.

18) Xikrin Global Agreement Term
(a) Signatories	Vale S. A., Bayprã Indigenous Association of the Xikrin do Cateté TI, Kakarekré Indigenous Association of the Xikrin do Cateté TI, Porekrô Indigenous of the Xikrin do Cateté TI and Djôre Indigenous of the Xikrin do Cateté TI, with the consent of the MPF/Redenção
(b) Date of sign	12/17/2021
(c) Description of the facts that led to the execution of the term

Term of agreement for the extinction of 6 Public Civil Actions in which Vale and the indigenous associations are a party, through the assumption of reciprocal obligations to transfer resources for application in ethnodevelopment actions of the Xikrin Indigenous Community of TI Cateté.:

31.                           ACP Xikrin/Ferro (Processo nº 0001061-52.2006.4.01.3901);

32.                           ACP Xikrin/Onça Puma (Case nº 0002383-85.2012.4.01.3905);

33.                           ACP Xikrin/S11D (Processo nº 0001254-18.2016.4.01.3901);

34.                           ACP Xikrin/Salobo (Case nº 1000305-06.2018.4.01.3901);

35.                           ACP Xikrin/Projeto Alemão (Case nº 1002950-33.2020.4.01.3901);

36.                           ACP Xikrin/Royalties (Case nº 1002171-66.2020.4.01.3905), e;

ACP Xikrin/SEMAS (Case nº 1002061-67.2020.4.01.3905)

(d) Obligations assumed and terms

Transfer of monthly funds by Vale to Xikrin indigenous associations to invest in ethnodevelopment actions, in the following amounts:

• Carajás Iron – R$ 1.705 million;

• Jaguar Puma – BRL 1.705 million

• S11D - BRL 1.362 million

• Salobo – R$1.362 million

• German – BRL 1.362 million

• New Developments < 10 km on the edge of the IT – R$ 1.705 million;

• New Developments >10km on the edge of the IT and within a Conservation Unit adjacent to the IT – R$ 0.852 million

The values informed above will be updated every 12 months, starting from 09/01/2021.

The terms of the agreement, in particular the payment obligation, will last for the duration of the operations of each enterprise.

(e) Information on the conduct being adopted to comply with the obligations assumed in the term	The Vale area of Relations with Indigenous Peoples and Traditional Populations (PICT) is responsible for managing the agreement and fulfilling the monthly processing of the payment action and monitoring the application of resources by indigenous associations.
(f) Consequences in case of non-compliance	Payment of 2% fine and suspension of agreement obligations.

4.8 - Rules of the country of origin and the country in which the securities are held in custody

Not applicable to the Company, considering that it is not a foreign issuer.

5. Risk management policy and internal controls

5.1 - Risk management policy and internal controls in relation to the risks indicated in item 4.1

▪   Whether the Company has a formalized market risk management policy, highlighting, if so, the body that approved it and the date of its approval, and, if not, the reasons why the company did not adopt such a policy

The Company understands believes that effective risk management is essential to support the achievement of its goals objectives and to assure guarantee the Company's financial strength and flexibility, and the continuity of its business. Thus, it developed its risk management strategy with the purpose in order to provide an integrated view of the risks to which it is exposed to.

The directives and guidelines on for the corporate risk management strategy are established set in the Company's Risk Management Policy, originally approved by the Board of Directors on December 22, 2005 and amended on August 25, 2011, September 27, 2018, July 31, 2019, November 26, 2019, August 13, 2020 and March 15, 2021, and available at http://www.vale.com/esg/pt/Paginas/PoliticasDocumentosCorporativos.aspx.

▪	Risk management policy objectives and strategies, if any, including:

The Company's Risk Management Policy, which sets directives and establishes the guidelines on for the global integrated management of the risks to which the Company is exposed to, is based on the following principles and guidelines: (i) support the strategic planning, budget and sustainability of the Vale System´s business; (ii) strengthen the Vale System's capital structure and asset management of the Vale System, introducing management concepts and criteria based on the risks of the operation, the assets maintenance and the logistics modalities modes; (iii) strengthen Vale's governance practices, based on the concept of Lines of Defense model; (iv) Adopt the consider concepts of ISO 31000, ISO 55000 and COSO-ERM as a references in for risk management. For Operational Safety, adopt the RBPS (Risk Based Process Safety) as an the operational safety management system; (v) measure and monitor the potential risks of the Vale System on a consolidated basis, considering the effects of diversification, when applicable, of its set of businesses group; (vi) establish a specialized structure for dedicated and independent performance action, such as the a 2nd Specialist Defense Line, in the assessment of potential operational risks, including geotechnical risks; (vii) assess the impact of new investments, acquisitions, and divestitures on Vale System risk map and risk tolerance evaluate the reflections on the map and on the risk tolerance of the Vale System when deciding on new investments, acquisitions and divestitures.

Based on the aforementioned policy and organizational structure of internal controls, the Company seeks to protect from the main risks that may adversely and materially impact the objectives outlined set by the Company's senior top management, its reputation, as well as its financial and operating results.

•	Risks for which protection is sought

Based on the aforementioned policy and organizational structure of Governance, Risk and Compliance, together with the business, project, support and administrative areas, the Company seeks protection for the main risks that may have an adversely and significantly relevant impact on the objectives set. by the Company's senior management, its reputation, as well as its financial and operating results, including those described in item 4.1 of this Reference Form, among which the following stand out:

  risks that may impact the Company's operations, especially related to events, whether of force majeure or arising from ordinary processes of the Company and its subsidiaries that may impact its production process and use of installed capacity;

  risks associated with the Company's strategic decisions for the purpose of achieving its objectives and/or arising from the Company's ability to protect itself or adapt to changes in the mining sector, especially related to the demand for its products, the Company's capital structure and operations in different markets;

  risks of legal or regulatory sanctions, initiation of legal proceedings against the Company and its subsidiaries, whose loss or application of penalties may significantly impact the Company, from a financial or operational point of view, or cause damage to its image;

  risks of interruption of the project activities of the Company's and its subsidiaries' projects due to the failure to obtain or not renew regulatory licenses, including, but not limited to, environmental licenses;

  risk of increases in the costs of the Company's operations, not only due to market conditions but also resulting from legal and regulatory changes in the locations where the Company operates;

  risks associated with the lack of consistency and suitability of the Company's systems and control of operations and projects, including, but not limited to, information systems, as well as failures in the management of the Company's internal controls;

  risks associated with the safety of employees due to the performance of activities and tasks classified as critical and which, if not properly controlled, can lead to fatalities or changed lives. Critical controls (preventive and mitigating) are defined for each of them, capable of preventing the occurrence or mitigating the consequences if the risk materializes;

  risks associated with the occupational health of employees due to exposure to certain physical or chemical agents in the work environment. For each of these agents, review of processes, use of alternative technologies and engineering actions are provided, which, combined with sampling and monitoring strategies, attest to their effectiveness in the face of the relevant legal requirements;

  risks associated with process events and which, if materialized, imply catastrophic severity to people, the environment and facilities, such as geotechnical risks. For these types of risks, controls capable of modifying their probability of occurrence are identified and implemented, as well as those capable of modifying their consequences, which are periodically inspected through specific protocols.

  risks associated with sustainability that may impact the Company's regarding to adopt the adoption of a comprehensive approach to sustainability and safety, establishing a positive social, economic and environmental legacy in the regions where the Company operates (in addition to commitments related to taxes, social projects already established in relation to the Brumadinho reparation).

  risks associated with culture and talent management, which may impact the Company's ability to achieve the strategic ambitions and keep its competitive position, as well as the ability to attract, develop and retain qualified personnel and business partners.

•	Instruments used for protection

The Integrated Risk Map is a non-exhaustive tool instrument that contains the set of potential risk topics themes proposed by the Executive Board and approved by the Board of Directors, on the recommendation of the Executive Board, which needs to be evaluated assessed and monitored in all Vale units in the different geographies of their operational, commercial, project, support and administrative areas. Such risk topics themes are established set out in the Integrated Risk Map in categories, which include including, but are not limited to, People, Sustainability, Institutional Relations and Reputation, Strategic, Cybernetics, Financial, Operational Planning and Operational Continuity, Operational, Geotechnical and Compliance.

Periodically, at least once a year or when requested, the themes should be evaluated of the Integrated Risk Map must be assessed and validated by Vale's Board of Directors, as on the recommendation by the of the Executive Board and the Audit Committee, and may be maintained kept, reviewed, excluded deleted or included added. in the Integrated Risk Map

The Risk Matrix contains the classification of risks based on the combination of two factors: probability and severity of the events. This combined analysis establishes a risk priority scale, with each event being classified as Very High, High, Medium or Low priority. This method allows comparisons between among potential risk events, allowing prioritization for preventive risk.

Vale has an integrated Risk Management Governance flow, which is based on the concept of Lines of Defense model, which establishing how periodic reassessments are carried out in order to align revaluations are periodically carried out, aiming the alignment between strategic decisions, performance, definition and monitoring of risk tolerance limits approved by the Board of Directors, on the recommendation of the Executive Board.

As provided for in Vale's bylaws, the Board of Directors has 07 (seven) permanent advisory committees, named below: People, Remuneration and Governance Committee, Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Appointment Committee, Sustainability Committee and Innovation Committee. It should be noted that 2 (two) of the aforementioned committees have a greater major roles in advising the Board of Directors in monitoring the Company's risks, namely the Audit Committee, which evaluates and monitors the effectiveness and sufficiency of the controls and risk management systems , and the Operational Excellence and Risks Committee, focusing on the operational area and geotechnical risks.

The main risks are periodically monitored, as well as the effectiveness of the instruments used for protection. Thus, Vale seeks to have a clear view of its main risks, acting on them systematically through the adoption of protection or mitigation measures, among which, for example:

(1)	definition of indicators and parameters for the purpose of monitoring risks;

(2)	for geotechnical risks, such as tailing dams and , pits, and piles, the Company has been implementing standards and processes in line with international best practices for management best practices international management, such as:

a.	GISTM (Global Industry Standard for Tailings Management), which includes the adoption of EoR (Engineer of Record) and ITRB (Independent tailings review boards) in the risk management process;
b.	implementation of a dam and tailings management system called TDMS (Tailings and Dams Management System);
c.	implementation of a mine management system called GCMS (Ground control management system).

(3)	development and acquisition of technological solutions in compliance with information security requirements for the optimization of the Company's processes;

(4)	continuous improvement of the Company's health and safety management systems, as well as the continuous dissemination of information and prevention campaigns in the Company to improve the health and safety standards of employees;

(5)	development and training of the Company's employees in the execution of their activities and projects, focused on risk management;

(6)	adoption of actions to improve the efficiency in the licensing processes of its projects, such as (a) promoting better integration between the environment and project development teams, (b) full compliance with environmental legislation, demands and commitments, with emphasis on conditions (c) development and periodic review of tools and regulations aimed at standardizing processes and improving the quality of environmental deliveries, (d) qualification and training of teams, (e) encouraging better interaction with environmental agencies and the establishment of trust relationships;

(7)	control and management of environmental liabilities in its units, as well as the application of corrective measures aimed at mitigating risks and eliminating environmental liabilities;

(8)	elaboration of environmental studies aimed at delimiting the extent of environmental degradation and potential risks to health and the environment;

(9)	choosing high-level partners and maintaining a fair relationship and long-term partnership with its main customers and partners in the Company's joint ventures. For information regarding the control of counterparties' credit risk, see item 5.6 of this Reference Form;

(10)	choosing suppliers that identify with the Company’s values and meet the requirements set out in the Supplier Code of Ethics and Conduct, in addition to conducting the contracting processes in an integral, transparent and ethical manner, respecting the company's rules and procedures and applicable laws to the process;

(11)	portfolio management consisting of energy from its own generation plants, consortia and affiliated companies, and long-term supply contracts, based on the current and expected energy needs of its operating units, in order to maximize cost competitiveness, reduce environmental impacts and safe supply;

(12)	emphasis on cost reduction, capital discipline, liability management, working capital management and divestments;

(13)	in order to mitigate risks related to extraction, (a) guarantee the maintenance of current mining rights that support operations and projects, (b) make investments in mineral exploration with the purpose of reducing the risks inherent to the estimates of reserves and contributing to a possible expansion or replacement of reserves consumed by current production;

(14)	systematic monitoring of changes in government policies and regulations in the sector, to react quickly and timely adapt to these changes, as well as, when applicable, participate in discussions regarding such changes through representative entities of the mining sector in which it participates;

(15)	promoting its activities in a responsible manner in all locations where it is present, aiming at respect for the communities and the environment;

(16)	continuous monitoring of the Company's contingencies and lawsuits, making every effort to defend the lawsuits which the Company and its subsidiaries are a party to;

(17)	adoption, in crisis and disaster situations, of measures that include (a) emergency plans that include an immediate response to safeguard people, assets and the Company's image, (b) definition of crisis response protocols and (c) alternative solutions defined by each operation to guarantee business continuity and agility in recovery to return to the normal productive flow of critical activities;

(18)	contracting insurance insurance contracts. For information about insurance contracts, see item 5.6 of this Reference Form .

The Risk Management Governance process, based on the Lines of Defense model, is structured as follows:

(d)	The 1st Line of Defense consists of Vale personnel responsible for executing the Company's operational and business processes, being responsible for registering the risks identified in the entire chain of the operating model; for managing risks; for implementing risk management controls and their respective action plans. It is formed by the risk owners, i.e., the people directly responsible for maintaining risks within the tolerable limits defined at Vale; by the control owners, accountable for the execution of the preventive and mitigative controls, assigned to them by the risk owner; and by personnel responsible for executing operational, finance, commercial, project, support and administrative business processes .

Among other tasks, the risk owners are primarily responsible to:

1.	operate and maintain the integrity and the reliability of the assets, developing and implementing the performance of asset from operations, projects, support and administrative activities. Must immediately stop the assets(s) operation if critical deviations occur or if complete or partial unavailability of the critical control increases the risk to the “Mandatory Reduction of the Risk Level”.

2.	proactively implement and execute mitigation or elimination actions deemed appropriate, whether transfer, share or reject risks classified at the “Mandatory Reduction Risk Level”;

3.	manage the risks directly, identifying, assessing, handling treating, preventing and monitoring risks consistent with Vale’s Integrated Risk Management Process them in an integrated way ;

4.	continuously assess the applicability of the risk themes of the Integrated Risk Map to the operations and associated activities under their accountability;

5.	monitor the risk compliance in order to meet with external regulations, policies and internal standards;

6.	in the event there is an increased likelihood a risk may materialize, the risk owner must immediately and proactively take the preventive and mitigating actions which he considers appropriate, with no need to obtain prior authorizations. Subsequently, if any support is required, or if ratification is or is believed to be required at higher levels, the request must be forwarded to the corresponding department or function, according to the governance of response established in the Strategy and Governance in Response to Risks Tables;

7.	establish and implement Crisis Management protocols and Business Continuity plans for all risks events within their responsibility, that are classified with Critical or Very Critical severity, and for other risks when appropriate. For risks with Critical and Very Critical severity, drills should be performed to verify the efficiency and effectiveness of Crisis Management protocols. The frequency of the drills should be defined by the risk owner according to the, risk rating, considering local rules and specific legislation, and according to internal normative documents, always following the most restrictive deadline;

8.	comply with the technical and management guidelines defined by the 2nd Line of Defense;

9.	periodically monitor risk management indicators to ensure the effectiveness of the controls and action plans associated with the risks within their accountability;

10.	evaluate corrective action plans, proposals for continuous improvement of controls and/or implementation of new controls suggested by the control owners, aiming the risk management continuous improvement.

Among other functions, the control owner is mainly responsible to:

11.	manage the preventive and mitigative controls assigned, ensuring the accuracy and the timeliness of the information and the integrity of the process, in accordance with applicable legislation, internal policies and standards, and seek to correct the controls, in the event a deficiency is identified ;

12.	perform or review all control tests, respecting the frequency defined in the control documentation;

13.	mobilize the risk owner if deficiencies are found in control verification tests, which have an impact on risk prevention or mitigation, especially in the case of critical controls.

(e)	The 2nd Line of Defense (Enterprise Risk Management (ERM)) - Business Risks Integrated Management), recently incorporated into the Financial Planning and Analysis and Business Risk Management Department, reports to the Finance and Investor Relations Executive Board , which has the following main responsibilities:

1.	develop and implement policies, methodologies, processes and the Integrated Business Risk System needed so that business risk management takes place at Vale in a standardized way;

2.	support the 1st Line of Defense, providing methodology, tools, and associated training on the Business Risk Management model;

3.	support and promote exchange of knowledge and information in order to disseminate the risk management and risk prevention culture at Vale ;

4.	support and monitor the compliance with the business risk governance model;

5.	support external disclosure of official business risk management information;

6.	consolidate the deliberations of the Business Risk Executive Committees for submission to the Executive Board, and follow up the status / completion of such recommendations. It is the responsibility of the 2nd Lines of Defense Specialist to assess the technical effectiveness of such recommendations, when applicable.

Operational risk management, under the responsibility of the Executive Board of Safety and Operational Excellence, corresponds to acting as a 2nd Specialist Defense Line on potential risks with impacts on the People dimension, and also on potential geotechnical risks, whose responsibilities are:

I.	act as a technical authority responsible for the definition of standards and rules for management of Occupational Safety, Industrial processes, Geotechnical processes, and asset integrity;

II.	act as the authority and assure the critical assets1 management process is established according to the adopted concepts.;

III.	keep an integrated and regular management system in the application of standards and good operational management practices.

IV.	monitor and present the risks associated with operational processes with a level of Critical or Very Critical severity, in the forums indicated by the Operational Excellence and Risk Committee.

In addition to the responsibilities described above, the areas of from Safety and Operational Excellence Executive Boards have the responsibilities as follows below, from 2nd Lines of Defense Specialist.

Additionally to the Safety and Operational Excellence Executive Board, which is the 2nd Line of Defense for Operational Risks, there are areas such as the Environment, Corporate Integrity, Social and Human Rights, not exhaustively, that should also act as the 2nd Specialist Line of Defense of the respective potential risks. All 2nd Specialist Defense Lines have the following attributions:

▪	define methodologies, minimum technical, technological and management standards, as well as risks and assets reliability indicators to be mandatorily adopted by 1st Lines of Defense;

▪	define the method and technical selection criteria of critical control;

▪	conduct independent checks (assessment of effectiveness) of critical controls, related to relevant potential risks, performed by the 1st Line of Defense. In the exercise of their duties, if any deviation is identified in the existing controls and barriers for risks classified as high and very high priority , the 2nd Line of Defense has the power to specify immediate actions to be implemented by the 1st Line of Defense, including the authority to stop the operation of the (s) asset(s), when applicable;

▪	act as support for the 1st Line of Defense, by assessing the concepts adopted, verifying whether the risks have mapped controls and whether the barriers implemented are suitable and adequate to the relevant potential risks;

▪	support the risks identification, the need to implement additional controls, the identification of non-conformities of existing controls and issue recommendations, provide technical support in the implementation of the model and management standards and risk prevention;

▪	assess the implementation of standards and indicators by the operational, commercial, project, support and administrative areas (1st Line of Defense) with independence and transparency;

▪	address relevant potential risks to specific Executive Committees, if preventive actions decisions, which require additional support, are necessary.

(f)	3rd Line of Defense is composed of areas with total independence from the administration, that is, the Internal Audit and the Whistleblower Channel which perform, observing their respective scopes, evaluations and , inspections through the execution of control tests and complaints investigation , providing exempt assurance, including on the effectiveness of risk management and prevention, internal controls and compliance. These two areas are linked to the Chief Audit and Compliance Officer, which reports directly to the Board of Directors and is supervised by the Audit Committee, ensuring autonomy and independence from other executive structures of the company. In addition to Internal Audit and the Whistleblower Channel, the Audit and Compliance Department is also responsible for overseeing Corporate Integrity, which acts as a 2nd Line of Defense Specialist of risks related to Vale's Ethics & Compliance Program.

Among other tasks, the 3rd Line of Defense is responsible for:

Internal Audit:

  Independent assessment of risk management, processes and internal controls, and compliance with laws and internal standards, in accordance with the annual work plan approved by the Board of Directors;

  Provision of consulting and advising services provided that they are intended to add value and improve the governance, risk management and control processes, with no need for the internal auditor to undertake responsibility inherent to the attributions of the Process Owners and the 1st and 2nd Lines of Defense;

  Communication to responsible managers and competent governance bodies about exposure to significant risks and control deficiencies.

Whistleblower Channel:

  Availability of a communication channel on violations of the Code of Conduct, which guarantees the anonymity of the complainant, guaranteeing the control of the complaints received and their respective investigation;

  Investigation of all received complaints, preparing a reports used to justify the measures of consequences, among other adjustments to the Company's internal processes and controls;

  Systematic accountability on the progress of the whistleblower channel, its results and information, to the main governance bodies of the Company, including the Conduct and Integrity Committee, Audit Committee and the Board of Directors.

•	Risk management organizational structure

The organization chart below presents the main bodies involved in risk management at Vale:

General Meeting
Fiscal Council
Board of Directors
Sustainability Committee
Finance Committee
Personnel, Compensation and Governance Committee
Audit Committee
Operational Excellence and Risk Committee
Nomination Committee²
Innovation Committee
Corporate Governance General Office
Audit and Compliance
- Conduct and Integrity Committee
- Whistleblower Channel
- Internal Audit
-Corporate Integrity
Executive Board¹
Business Risk Executive Committee - Operational
Business Risk Executive Committee - Geotechnics
Business Risk Executive Committee – Sustainability, Institutional Relations and Reputation
Business Risk Executive Committee - Strategic, Financial and Cybernetics
Business Risk Executive Committee - Compliance
Ferrous Executive Director
Business Support Executive Director
Executive Board of Business Strategy and Innovation
Safety and Operational Excellence Executive Director
Sustainability Executive Director
Finance and IR Executive Director
Institutional Relations and Communication Executive Director
Personnel Executive Director
Tax and Legal Executive Director
H&S and Operational Risks Director
Geotechnical Structures Director
Controllership and Accounting Director
FP&A and Enterprise Risk Management Director
Occupational Health
Environment
Operational Risks and Process Safety
Internal Controls - SOX
Enterprise Risks, Market and Insurance

¹ Provided for in Vale's Bylaws
² To be installed every 12 months prior to the Board of Directors election

The main risks are periodically monitored, as well as the effectiveness of its key prevention/mitigation controls and the execution of its treatment strategies. Therefore, Vale seeks to have a clear view of its main risks, acting on them systematically through the adoption of protection or mitigation measures.

For this purpose, the Company has an operational structure to verify and monitor the policy and internal controls.

▪	Board of Directors. The Board of Directors is responsible for approving Vale's risk policies, as well as validating the following documents: Integrated Risk Map, Multiannual Investment Plan for Risk Management, Risk Matrix and Severity Table, Risk Tolerance Matrix and Strategy and Governance Tables in response to risks. . The Board of Directors has advisory committees which, in general, are responsible for supervising the scope of action and the effectiveness of the management of business risks by the Executive Board, in line with the guidelines established by Vale’s Board of Directors.

▪    Division:

  Executive Board: responsible, among other duties, for providing, by means of human, financial and other resources, by approvals within their authority limits , the support required by the 1st and 2nd Lines of Defense to reduce or eliminate risks classified at “Mandatory Risk Level Reduction” in the Risk Matrix and to allow that the risks classified at the “Continuous Monitoring” level have effective controls and action plans.

  Audit and Compliance Department (Chief Audit and Compliance Officer). The composition and duties of the Audit Committee are regulated in Vale's Bylaws, in order to comply with the rules of the Statutory Audit Committee regulated by CVM and the New Market Regulation, as well as the Audit Committee rules applicable to Brazilian companies with ADRs listed on the American market. The Audit Committee is responsible, among other things, for (a) Oversee the activities of the internal controls and controller area, responsible for preparing the Company's financial statements, as well as evaluating the internal control environment at its different levels, competences and responsibilities with regard to the preparation of the Company's financial statements; (b) Monitor the recommendations for improvements in the internal control and risk management systems made by the internal auditors and independent auditors contained in the annual letter of recommendations, review them with the Board and monitor their deployment in order to eliminate or mitigate eventually relevant deficiencies identified; (c) Evaluate and monitor Vale's integrated risk map, as well as the effectiveness and sufficiency of the control and risk management systems, and propose improvements; (d) Assess and monitor the Company's risk exposures, including requiring detailed information on policies and procedures related to (i) management compensation; (ii) the use of the Company's assets; and (iii) expenses incurred on behalf of the Company.

  Executive Board of Safety and Operational Excellence - Operational Risk Management, 2nd Specialist Line of Defense, according to the responsibilities described above.

▪	Committees. Vale has the following Committees, which main duties and responsibilities within the scope of the risk management organizational structure include:

  Audit Committee: The composition and attributions of the Audit Committee are regulated in Vale's Bylaws, in order to comply with the rules of the Statutory Audit Committee regulated by CVM and the New Market Regulation, as well as the Audit Committee rules applicable to Brazilian companies with ADRs listed on the American market. The Audit Committee is responsible, among other things, for (a) supervising internal audit activities, monitoring its independence, effectiveness and sufficiency of the structure, as well as the quality and integrity of the internal audit processes, and proposing to the Board of Directors the actions necessary to improve them; (b) supervising the activities of the area of internal controls and controlling, responsible for preparing Vale's financial statements; (c) supervising the procedures and channels to be used by the Company to receive, process and handle reports, complaints and information about (i) non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, (ii) accounting matters, (iii) internal controls, and (iv) audit matters, including the provision of specific procedures to protect the whistleblower's identity and the confidentiality of the information, in compliance with the applicable legislation. Furthermore, as provided in its Internal Regulations, the main duties of the Audit Committee regarding risk management are: (d) assess and discuss with the independent auditor (d.i) the accounting principles and criteria used in the financial statements; (d.ii) accounting for the main provisions, contingencies and disputes that may have an impact on the financial statements; (d.iii) risk assessment methods and the main risks identified; and (d.iv) any changes in scope in the work of the independent audit and any failures and relevant deficiencies identified in Vale's internal controls; (e) assess and monitor Vale's risk exposures; (f) evaluate and monitor Vale's integrated risk map, as well as the effectiveness and sufficiency of the control and risk management systems, and propose improvements in mitigation plans; (g) assess, monitor and recommend the correction or improvement of Vale's internal risk policies, including the Related Party Transactions Policy, as well as the adequacy of related party transactions carried out by Vale and the mechanisms to address conflicts of interest , pursuant to the aforementioned Policy.

  Advisory Committees to the Board of Directors: as mentioned in item 5.1.b.ii of this Reference Form, there are 07 (seven) Advisory Committees. For information about the main competencies of these Committees, including competencies related to risk management, see items 12.1 and 12.12 of this Reference Form.

  Business Risk Executive Committees[1]: The Business Risk Executive Committees are divided into 5 (five) committees with different scope of action: (i) Operational Risks, (ii) Geotechnical Risks, (iii) Strategic, Financial and Cyber Risks, (iv) Compliance Risks and (v) Sustainability, Institutional Relations and Reputation Risks. They are preventive and their mission is to support Vale's Executive Board in monitoring business risks and in the necessary deliberations of this collegiate, in accordance with Vale's Risk Management Policy. The Business Risk Executive Committees, among other attributions, must: support the 1st Line of Defense regarding additional requests for human, financial and any other resources for the adequate management and prevention of potential risks, and in particular for the reduction or elimination of risks classified as “Mandatory Reduction Risk Level”, and in the effectiveness of controls and in the timeliness of action plans for risks at the “Continuous Monitoring” level; support Vale's Executive Board in the preventive monitoring of potential operational, cyber, geotechnical, strategic, financial and compliance, sustainability, institutional relations and reputation, people, planning and operational continuity risks and issue preventive recommendations regarding potential risks based on the meetings of the aforementioned committees; evaluate and suggest, when necessary, changes in the business risk management strategy for subsequent approval by the Executive Board; offer the Executive Board a consolidated macro view of the Vale System's exposure to potential risks in the categories of the Integrated Risk Map: People, Sustainability, Institutional Relations and Reputation, Strategic, Cybernetic, Financial, Operational, Operational, Geotechnical and Compliance Planning and Continuity, as applicable, and support in the preparation of the Multi-annual Risk Management Investment Plan.

▪	Fiscal Council: established in accordance with Brazilian law and whose main responsibility is to inspect and verify the actions of the Managers and the fulfillment of their legal and statutory duties. For further information, see item 12.1 of this Reference Form.

▪	Financial Planning and Analysis and Business Risk Management Board: responsible for Enterprise Risk Management, as per the responsibilities described above.

▪	Lines of Defense: for further information on the attributions of the three lines of defense within the scope of the risk management process, see item 5.1.b.(ii) above.

Risk management standards and procedures complement the Risk Management Policy and define practices, processes, controls, roles and responsibilities in the Company with regard to risk management.

•	Adequacy of the internal control operational structure verify the effectiveness of the adopted policy

In line with the Company's Risk Management Policy, Vale has the Financial Planning and Business Risk Management Department, responsible for the 2nd Line of Defense - Enterprise Risk Management (ERM) to develop and implement policies, methodologies, processes, infrastructure and the integrated communication system so that business risk management takes place at Vale in a standardized way, allowing verification of the effectiveness of the adopted policy.

Vale also has other structures that act as Specialist 2nd Lines of Defense, in particular the Executive Board of Safety and Operational Excellence, which is the 2nd Line of Defense for Operational and Geotechnical Risks, which, among other attributions, carries out independent verifications of the critical controls related to to relevant potential risks, thus reinforcing the verification of the effectiveness of the policy.

[1] The Executive Committees support the Executive Board, not acting as a 2nd Line of Defense.

The 3rd Line of Defense is composed of the Internal Audit and the Whistleblower Channel, which carry out assessment and inspections, through the execution of control tests and investigation of complaints, providing unbiased assurance on the effectiveness of the management and prevention of risks, internal controls and verification of compliance with the guidelines and rules of the Company's normative documents.

Additionally, the Internal Controls and Process Governance Management performs, during the SOX Certification stages (Sarbanes-Oxley), assessment of the entity-level control environment in order to ensure the Company's business risk management governance. The focus of this assessment is to provide assurance regarding the reliability of the financial statements.

5.2 - Description of the market risk management policy informed in item 4.2

▪    Whether the Company has a formalized market risk management policy, highlighting, if so, the body that has approved it and the date of its approval, and, if not, the reasons why the company did not adopt such a policy

The Company's risk management is carried out in an integrated manner, in order to ensure that the Company's overall risk level remains aligned with its strategic guidelines.

Thus, the Risk Management Policy, originally approved by the Board of Directors on December 22, 2005, with subsequent amendments, the last changes dated March 15, 2021, sets guidelines that apply to the management of all risks to which the entities of the Vale System are exposed, and not specifically to the market risks only. Among these guidelines, the following stand out:

•	Support the strategic planning, budgeting and sustainability of the Company’s business.

•	Measure and monitor the Company’s potential risks on a consolidated basis, considering the effects of diversification, when applicable, of its set of businesses.

•	Evaluate the reflections on the Company’s map and risk tolerance when deciding on new investments, acquisitions and divestitures.

Additionally, the Company has a Derivative Use Policy, approved by the Board of Directors on November 26, 2019 and revised on September 16, 2021, which sets guidelines and approval levels for the contracting of operations to hedge its exposure to market risk factors, among other provisions.

b.       Risk management policy goals and strategies

Based on its Risk Management Policy and risk governance structure, the Company seeks protection for the main risks that may have an adverse and significant impact the objectives set by the Company's top management, its reputation, as well as its financial and operational results.

i.       The market risks for which protection is sought

The Company is exposed to several market risk factors that may impact its cash flow. In this regard, and as mentioned in item 4.2 of this Reference Form, considering the nature of the Company's business and operations, the main market risk factors it is exposed to are:

exchange rates and interest rates: the Company's cash flows are exposed to the volatility of various currencies against the US dollar and interest rates on loans and financing. Although most of the prices of its products are indexed to US dollars, most of its costs, expenses and investments are indexed to other currencies, mainly reais and Canadian dollars. On December 31, 2021, the Company also had debt instruments and other liabilities denominated in currencies other than the US dollar, mainly in Brazilian reais and Canadian dollars.

The Company's floating rate debt consists primarily of loans, including export prepayments, loans from commercial banks and multilateral organizations. In general, floating rate debt in US dollars is subject to Libor (London Interbank Offered Rate) variations, with the end of publication of the rate scheduled for June 2023. The Company is monitoring the transition through a multidisciplinary group and has been following market practices in its contracts.

I.             product prices and input costs: the Company is also exposed to market risks associated with volatilities in commodity prices that may impact its revenues or costs.

ii.       The asset protection strategy (hedge)

Periodically, an assessment is made of the potential impact on the Company's cash flow of exposure to the aforementioned market risk factors, to support the decision-making process in relation to the appropriate hedging strategy, which may incorporate financial instruments, including derivatives. This assessment is made considering together the main market risk factors and their correlations, in order to take advantage of potential natural hedges.

When necessary, to adjust the Company's risk profile and reduce the volatility of its future cash flows, market risk mitigation strategies are evaluated and implemented in line with these goals.

Several forms of mitigation can be used, such as:

  financial operations through the use of derivatives for hedging purposes;
  committed credit lines guaranteeing liquidity;
  eventually strategic decisions with the objective of reducing the cash flow risk.

The derivatives portfolios are monitored monthly on a consolidated basis, allowing the Company to properly assess the financial results and their impact on cash flow and to ensure compatibility between the strategies implemented and the proposed goals.

For further information, see item (iv) below.

iii.       Instruments used for protection (hedge)

The financial instruments used for hedging predominantly include forward transactions, swaps, futures and options.

The protection programs contracted by Vale and their goals are as follows:

•	Protection program for loans and financing in reais indexed to CDI: with the objective of reducing cash flow volatility, swap operations were carried out to convert to US dollars the cash flow of debts indexed to CDI in contracts of loans and financing. In these operations, Vale pays fixed rates in US dollars and receives remuneration in reais linked to the CDI.

•	Protection program for loans and financing in reais indexed to TJLP: with the objective of reducing the volatility of the cash flow, swap operations were carried out to convert the cash flow of debts indexed to TJLP in debt agreements into US dollars in loan contracts with BNDES. In these transactions, Vale pays fixed and/or floating rates (Libor) in US dollars and receives remuneration in reais linked to the TJLP.

•	Protection program for loans and financing in reais with fixed rates: with the objective of reducing cash flow volatility, swap operations were carried out to convert the cash flow of debt denominated in reais at fixed rates into US dollars in loan contracts with BNDES. In these transactions, Vale pays fixed rates in US dollars and receives fixed rates in reais.

•	Protection program for loans and financing in reais indexed to IPCA: with the purpose to reduce the cash flow volatility, swap transactions were carried out to convert the cash flow of debts indexed to IPCA into US dollars. In these transactions, Vale pays fixed rates in US dollars and receives remuneration in reais linked to IPCA.

•	Protection program for nickel product purchase transactions: with the purpose to reduce the risk of price mismatch between the period of purchase of nickel products (concentrate, cathode, sinter and other types) and the period of sale of the end product, protection transactions were carried out. The purchased items are raw materials used in the refined nickel production process. The transactions usually carried out in this case are nickel sales for future settlement, either on the stock exchange (LME) or in the over-the-counter market.

•	Fixed-price nickel sales program: with the purpose to keep the exposure of revenues to nickel price fluctuations, derivative transactions were carried out to convert nickel commercial contracts with customers who request price fixing to floating prices. The transactions aim to assure that the prices related to these sales are equivalent to the average prices of the London Metal Exchange (LME) at the time of physical delivery of the product to the customer. The transactions usually carried out in this program are nickel purchases for future settlement, either on the stock exchange (LME) or in the over-the-counter market.

37.	Program for protection of part of the nickel revenues: in order to reduce the volatility of its cash flow as a result of nickel price fluctuations, the Company implemented a Nickel Revenue Hedge Program. Under this program, hedging transactions were carried out, through term contracts, to protect a part of the forecast volume of the sales at floating prices, of highly probable realization, guaranteeing prices above the average unit cost of nickel production and investments to the protected volumes. This program accounted for as hedge. The contracts are traded on the stock exchange (LME) or on the over-the-counter market.

38.	Program for protection of part of the palladium revenues: in order to reduce the volatility of its cash flow as a result of palladium price fluctuations, the Company implemented a Palladium Revenue Hedge Program. Under this program, hedging transactions were carried out, through option contracts, to protect a part of the forecast volume of sales at floating prices, of highly probable realization. This program accounted for as hedge. The contracts are traded on the over-the-counter market.

•	Protection program for the purchase of fuel oil for navigation: with the purpose to reduce the impact of fluctuations in fuel oil prices on the contracting/provision of sea freight and, consequently, reducing the volatility of the Company's cash flow, transactions were carried out for protection, through options.

39.	Protection program for maritime charter agreement: with the purpose to reduce the impact of the volatility of the maritime charter price on the company's cash flow, protection operations were carried out through forward freight contracts called Forward Freight Agreements (FFAs) . The protected item is a part of Vale's cost linked to the spot price of maritime charter.

Accounting policy for derivative financial instruments and hedge accounting

Derivative financial instruments are recognized in the balance sheet at fair value and fair value gains or losses are recorded in profit or loss for the year, unless designated as a hedge accounting program, in accordance with the parameters set in IFRS 9 “Financial instruments: recognition and measurement” (CPC 48, in Brazil).

In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the hedged item and effectiveness tests are performed in order to assess the effectiveness and quantify the ineffectiveness of the relationship between the financial instrument and the hedged item. At the beginning of hedge accounting transactions, the Company documents the type of protection, the relationship between the hedging instruments and the item to be hedged, its risk management and the strategy for carrying out the program.

On the date of this Reference Form, the Company has a program designated as nickel and palladium cash flow hedge accounting, whereby the effective portion of changes in the fair value of derivatives designated and qualified as cash flow hedge is recognized in the net equity, in account "Carrying value adjustments". The gain or loss related to the ineffective part is immediately recognized in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets hedge accounting criteria, any accrued gain or loss existing in equity at that time remains in equity and is recognized in profit or loss when the transaction is recognized in the income statement.

iv.       The parameters used to manage these risks

In relation to the market risks, it should be noted that the periodic monitoring and evaluation of the consolidated position of financial instruments used to mitigate Vale's market risks allows monitoring the financial results and the impact on cash flow, and assuring that the initially set goals are achieved. The calculation of the fair value of positions is made available monthly for management monitoring.

The parameters used to verify the classification or non-compliance of the Company's exposure are:

(a)	verification of the execution of the programs mentioned in item 5.2(iii), above;

(b)	analysis and constant monitoring of the contracted volumes; and

(c)	compliance with maturity terms, considering their respective protection strategies, assuring that the Company's exposures are not declassified. Mismatch between exposure and protection strategies can occur if:

40.	the volumes/values contracted for protection become greater than the volumes/values of the respective exposure;
41.	the exposure for which protection was sought ceases to exist; or
42.	there is maturity mismatch between the hedging strategies and their respective exposures.

In order to avoid potential non-compliance due to the provisions of item “(iii).a” above, the procedure adopted is the periodic monitoring of the volumes/values to be carried out used as a basis for the proposal of protection strategies. In case of hedging for input prices, for example, if updated consumption estimates point to a drop in volumes from the initial estimates used to propose hedging strategies, hedging strategy volumes will be adjusted accordingly.

In order to avoid potential non-compliance due to the provisions of item “(iii).b”, if in the periodic monitoring the initially estimated exposure does not materialize, the hedging strategy is terminated (unwind of the contracted positions).

As for the potential non-compliance due to the provisions of item “(iii).c”, the alignment between the maturity of the contracted protection strategies and the maturity of the initially estimated exposure is constantly checked.

v.       Whether the Company operates financial instruments with different asset protection goals (hedge) and what these goals are

43.	Positions in embedded derivatives: Vale's cash flow is also exposed to market risks associated with contracts that contain embedded derivatives. The embedded derivatives observed on December 31, 2021 are as follows: 1) nickel concentrate and raw materials purchase agreements that contain price provisions based on the futures price of copper and nickel; 2) purchase of gas by Vale Oman Pelletizing Company (LLC), with a premium clause in the gas price if the Company's iron ore pellets are traded above a pre-defined level and 3) option related to SPEs Casa dos Ventos. The Company has an option to purchase shares in the special purpose companies Ventos de São Bento Energias Renováveis, Ventos São Galvão Energias Renováveis and Ventos de Santo Eloy Energias Renováveis (together, “SPEs Casa dos Ventos”), which comprise the wind farm of Folha Larga Sul project, in Campo Formoso, Bahia. This option was acquired in the context of the Company's execution of contracts for the purchase and sale of electricity with Casa dos Ventos, with supply from the aforementioned wind farm.

vi.       Organizational structure of market risk management control

Market risk management is carried out by the same organizational structure described in item 5.1 (b) (iii) above.

The approval of the programs to hedge the Company's exposure to market risk factors is the responsibility of the Board of Directors, or the Executive Board, by delegation of the Board of Directors, in accordance with the limits established in the Policy on Derivatives Use mentioned in item 5.2(a). The Executive Board, in turn, can delegate powers in the hierarchical line, within its scope of approval. The Financial Committee is kept informed about the approvals of new hedging programs deliberated by the Executive Board or by its delegation.

Additionally, it is worth mentioning that all operations involving derivatives are subject to prior risk assessment and approval by the competent authority, and control of all these operations is centralized in the Company's Global Treasury and Corporate Finance Department.

c.       The suitability of the operating structure and internal controls to verify the effectiveness of the adopted policy

The periodic monitoring and evaluation of the consolidated position of financial instruments used to mitigate Vale's market risks allows monitoring the financial results and the impact on cash flow, and assuring that the initially set goals are achieved. The calculation of the fair value of positions is made available monthly for management monitoring.

For this purpose, the Backoffice area, a member of the Global Treasury and Corporate Finance Board, monitors such financial instruments, being responsible for confirming the financial characteristics of the operations, as well as the counterparties with which the operations were carried out and reporting the fair value of the positions. This area also assesses whether the operations were carried out in accordance with internal approval.

In addition to this area, the Executive Management of Internal Controls and Process Governance works to verify, during the SOX Certification (Sarbanes-Oxley) stages, the integrity of controls that mitigate risks in contracted operations within the governance criteria set out above. Additionally, the Internal Audit area also works to verify compliance with the guidelines and rules of the company's normative documents.

In accordance with the recommendations of Organs regulatory bodies, on March 11, 2020, Vale installed an Audit Committee, which oversees the quality and integrity of financial reports, compliance with legal, statutory and regulatory standards, the adequacy of management processes risks and the activities of internal and independent auditors. In order to comply with the legislation issued by CVM, SEC and the New Market Regulation - B3, the Audit Committee started exercising all its duties at Vale as of the statutory amendment approved at the Ordinary and Extraordinary Shareholders' Meetings held in April 2020.

5.3 In relation to the controls adopted by the issuer to assure the preparation of reliable financial statements, indicate:

a.       The main practices of internal controls and the degree of efficiency of such controls, indicating possible inaccuracies and measures adopted to correct them.

As part of the Sarbanes-Oxley (SOX) Certification process, Vale´s administration assessed the effectiveness of the company’s internal controls over financial reporting designed to provide reasonable assurance of the reliability of financial statements . The evaluation is in accordance with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework, criteria set in the Internal Control – Integrated framework – 2013.

The internal control assessment process provides joint action with the business areas to assess reporting risks, mapping processes, assessing their compliance with other policies and standards, as well as validating applicable controls aimed at mitigating risks that could affect the Company's ability to initiate, authorize, record, process and disclose material information in the financial statements.

The Company's administration has not identified any material changes into its internal controls over financial reporting that occurred during the fiscal year ended December 31, 2021 which materially affected or would be likely to materially affect its internal control over financial reporting.

Additionally, the Management of Internal Controls and Process Governance interacts with the Internal Audit, the Whistleblower Channel and the Audit Committee, with the purpose of capturing potential occurrences that may impact financial statements.

As at completion of the fiscal year ending 2021, based on control testing performed as part of Vale’s annual SOX certification, no material control deficiencies were identified. However, a significant deficiency was identified of a quarterly update control related to decharacterization of dams, specifically, in relation to the activity of identifying and communicating new facts and circumstances, as described in item 5.3 (d) below.

b.       The organizational structures involved

The company has an organizational structure intended to ensure the reliability of financial statements, which is composed of Internal Controls and Process Governance area, subordinated to the Controllership and Accounting Board which reports to the Executive Board of Finance and the Investor Relations , while being overseen by the Audit Committee. There is also participation from the Internal Audit group and the Whistleblower channel who report up to the Chief Audit and Compliance officer who reports up Board of Directors and are overseen by the Audit Committee.

c. Whether and how the efficiency of the internal controls is supervised by the issuer's administration, indicating the position of the people responsible for the referred follow-up

As part of the annual certification process of the internal control environment, the Management evaluates all controls with the effective participation of the Executive Boards involved in the processes. Effective as of 2022, the Internal Audit group will validate the control tests in order to seek the effectiveness of the controls, which until 2021 were carried out by Internal Controls and Process Governance area.

Upon completion of the annual cycle, all executives responsible for the Company's business and support areas processes, mapped in the controls and effectiveness tests into Sarbanes-Oxley’ s scope, signed off electronically SOX Term in order to certify the assessment of the internal control environment as well as the the financial statements.

In addition to this, the Audit Committee supervises the process of evaluating internal controls carried out by the Management , Internal Audit and also the Independent Auditors, through regular meetings to present the results of Internal Controls and Process Governance Management’ s work and respective remediation plans established by the areas responsible for the processes.

d.       Deficiencies and recommendations on internal controls present in the detailed report, prepared and forwarded to the Company by the independent auditor

The Management assessed the effectiveness of Vale's internal controls over the financial statements as at December 31, 2021 and concluded that the internal controls provided reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements, and therefore are considered effective. For the purposes of Sarbanes Oxley Act, the internal control environment was audited by PricewaterhouseCoopers Auditores Independentes, an independent audit firm, according to the criteria set in document Internal Controls - Integrated Structure (2013) (Internal Control (2013)), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and in its assessment, no material deficiencies were identified.

Among the recommendations communicated in the report dated December 31, 2021, the auditors identified a significant deficiency regarding the quarterly update control of dam de-characterization events.

As part of the Auditors' communications with the Company, a significant deficiency was reported regarding the quarterly update control related to the decharacterization of dams. The Company presents, in an explanatory note in its financial statements, the provision for decharacterization of dams as one of its "critical accounting estimates", however, during the preparation of quarterly information throughout 2021, the follow-up control of these estimates could have been more strictly, addressing the accounting judgment factors in more detail, to address the occurrence of potential events that could be materialized and that would require qualitative disclosure in an explanatory note. It is worth mentioning that additional testing was performed, and the conclusion was that no adjustments were required as a result of any events in each of the quarters

e.       Directors' comments on the deficiencies identified in the detailed report prepared by the independent auditor and the adopted corrective measures

The Company's directors prepared a detailed plan, which requires the finance area’s participation on regular meetings with the technicians responsible for the dam decharacterization works, in order to allow timely follow-up of engineering and geotechnical developments. Also, there will be implemented of a questionnaire which addresses the critical accounting judgment assumptions of the provision as presented in the financial statements.

The Company's directors evaluated the other recommendations reported by the independent auditor, and based on the relevance, probability and possible magnitude of these failures, concluded that the action plans defined were adequate for the effective implementation of that recommendations.

5.4 – Regarding the internal integrity mechanisms and procedures adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts committed against the public administration, national or foreign, inform:

a. whether the issuer has rules, policies, procedures or practices aimed at the prevention, detection and remediation of fraud and illegal practices against the public administration, identifying, if so:

i. the main adopted integrity mechanisms and procedures and their suitability to the profile and risks identified by the issuer, informing how often the risks are reassessed and the policies, procedures and practices are adapted

The Chief Audit and Compliance Office is responsible for overseeing Corporate Integrity, Internal Audit and the Whistleblower Channel.

In March 2021, Vale launched the Ethics & Compliance Program, marking a new format in the management and training of topics related to ethics, conduct and the Whistleblower Channel. The Program has six important elements: (1) Governance; (2) Guidelines; (3) Communication & Training; (4) Monitoring & Risks; (5) Whistleblower Channel; (6) Consequence Management.

Vale's Code of Conduct establishes the Company's ethical principles, which are based on its values and purpose. The document, which had a new edition published during the launch of the Ethics & Compliance Program in 2021, is available in nine languages and there are audiobooks accessible for visually impaired people. The employees were invited to renew their commitment to ethics by signing the Code's acknowledgment and commitment term. New employees sign the Code of Conduct at the time of hiring.

In 2021, three new editions of the Ethics & Compliance Program documents were also published. The Global Anti-Corruption Manual, revised in 2021, details the rules defined in the Global Anti-Corruption Policy. The Company also published its Global Guidelines on Conflict of Interest and launched its first Consequence Management Policy, a document that sets guidelines for the application of disciplinary measures for confirmed misconduct.

Vale has zero tolerance for corruption and bribery. The Company's anti-corruption rules are mechanisms designed to assure compliance with all applicable anti-corruption laws, including the US Foreign Anti-Corruption Practices Act (FCPA), the Brazilian Anti-Corruption Law (nº 12.846/2013) and local laws from countries where the company operates.

The Ethics & Compliance Program has 16 controls related to Vale's anti-corruption rules. Six of these controls are classified as key and are related to the approval of socioenvironmental investments, specific conditions for donations and sponsorships, suppliers in general, high-risk suppliers, hiring of public agents and Ethics & Compliance Program trainings. In addition, Vale's anti-corruption rules prohibit: donations, political contributions and facilitation payments.

Another important element of the Ethics & Compliance Program is the Whistleblower Channel, which is structured to assure confidentiality, protect the anonymity of the whistleblower and preserve information for fair investigation. The Whistleblower Channel offers all conditions for a report to be investigated independently, and prohibits breaches of confidentiality, intimidation or retaliation against whistleblowers.

Any violation of the Code of Conduct, policies and standards can be reported by anyone, including employees, contractors, suppliers, members of affected communities and other interested parties, through the Whistleblower Channel.

Both the Code of Conduct and the Anti-Corruption Policy must be reviewed at least once every three years, or on demand.

ii. the organizational structures involved in the monitoring of the functioning and efficiency of internal integrity mechanisms and procedures, indicating their attributions, whether their creation has been formally approved, the issuer's bodies they report to, and the mechanisms to guarantee the independence of their directors, if any

The Audit and Compliance Department is the area responsible for Vale's Ethics & Compliance Program. This Department works in partnership with the Conduct and Integrity Committee, is supervised by the Audit Committee and reports directly to Vale's Board of Directors.

This structure guarantees the necessary autonomy and independence for the Audit and Compliance Department to conduct the Internal Audit, Whistleblowing Channel and Corporate Integrity areas.

According to chapter 5 of the regulation of the Board of Directors, in general, this body is responsible for establishing the general orientation of the business, defining the strategy of the Company and its subsidiaries and monitoring and evaluating the management, carrying out the activities within its competence established in the applicable legislation, in the Bylaws and in the internal rules of the Company.

The duties of the Audit Committee are: Recommend adoption of policies whereby complaints and claims involving managers and leaders who report directly to the Company's Chief Executive Officer, Members of the Board of Directors and Fiscal Council, of the Advisory Committees of the Board of Directors and Leaders who report directly to the Chief Audit and Compliance Officer, are immediately informed to the Audit Committee; and give opinion on the development of procedures to assure the effectiveness of the management of consequences conducted by the Society, including the preparation and review of a specific policy proposed by the Chief Audit and Compliance Officer.

The Conduct and Integrity Committee is composed of five (5) members, including the Chief Audit and Compliance Officer, the Executive Director of People, the Executive Director of Legal, the Executive Manager of Corporate Integrity and, since 2021, an external member, with no conflicts of interest with Vale or its subsidiaries or affiliates, and with knowledge compatible with the objectives of this Committee. Among the duties and responsibilities of Vale's Conduct and Integrity Committee, the following stand out: (a) Supervise the application of the Vale Code of Conduct and related policies, procedures and guidelines (which collectively form the “Vale Ethics & Compliance Program”); (b) Monitor and evaluate the effectiveness of Vale's Ethics & Compliance Program and propose improvements; (c) Guide Corporate Integrity regarding the interpretation of the guidelines and rules of Vale's Ethics & Compliance Program; (d) Monitor the performance of the Whistleblower Channel and the application of the Consequences Management Policy; (e) Recommend to the Executive Board, the Board of Directors and their advisory committees in cases of divergences in the application of the Consequences Management Policy; (f) Support the Executive Board, the Board of Directors and their advisory committees in reviewing Vale's Consequence Management Policy.

According to Vale's Global Anti-Corruption Policy, the Chief Audit and Compliance Officer is primarily responsible for managing the implementation, monitoring and enforcement of this policy and Vale's anti-corruption rules, as well as overseeing and managing the Corporate Integrity and its members. The Chief Audit and Compliance Officer and the other members of Corporate Integrity must be independent and have the tools to investigate and bring suspicious situations or possible violations of the Policy’s rules to the governance bodies and Vale’s Board of Directors. Corporate Integrity is responsible for determining the guidelines for carrying out the Anti-Corruption Due Diligence and other requested analyses, as well as for establishing guidelines and providing the necessary training to comply with this Policy, and should be checked in case of doubts about the rules provided in this Policy.

iii. whether the issuer has a formally approved code of ethics or conduct, indicating:

•	whether it applies to all officers, tax advisors, directors and employees and whether it also covers third parties, such as suppliers, service providers, intermediary agents and associates

The Code of Conduct is approved by the Board of Directors and is part of Vale's Ethics & Compliance Program, which is monitored by the Audit Committee, the Conduct and Integrity Committee and the Audit and Compliance Department.

The Code of Conduct applies to Vale and its subsidiaries, in Brazil or in other countries, employees, Administrators, interns, Suppliers and any person acting on behalf of Vale or its controlled companies. At the same time, Vale seeks to encourage the adoption of the principles of the Code of Conduct in all companies in which it has a shareholding.

•	whether and how often officers, tax advisors, directors and employees are trained in relation to the code of ethics or conduct and other standards related to the topic

The communication and training strategy of the Ethics & Compliance Program includes mandatory actions for all employees and specific training for areas classified as priority due to exposure to the risk of corruption.

In 2021, as part of the communication actions for the launch of the program, four short films on relevant topics were released – Ethics, Whistleblower Channel, Harassment and Corruption & Fraud – and the production of educational booklets that detail the ethical principles of the Company's Code of Conduct.

In addition, an online ethics and compliance course was launched, with participation of 89% of Vale's employees globally, totaling 64,330 people. Additionally, 1,886 employees from priority areas received specific training on anti-corruption rules. The first global edition of the Company's conflicts of interest campaign was also held in 2021.

Training on anti-corruption rules for the Company's top leadership is carried out at every two years, the last training done in 2021. In the year in question, members of the Board of Directors, the Fiscal Council, the Advisory Committees and the Executive Board of Vale participated in the educational activities.

Further information on Vale’s Ethics & Compliance Program are available at the Ethics & Compliance Annual Report (http://www.vale.com/PT/investors/information-market/annual-reports/relatorio-de-
transparencia-fiscal/libRTF/Ethics_Compliance_Program_Report_2021_v2.pdf).

•	the sanctions applicable in case of violation of the code or other rules related to the matter, identifying the document where these sanctions are foreseen

When any principle of Vale's Code of Conduct is not followed, there is a misconduct. This action will have consequences for those responsible, in order to discourage this type of practice and its negative impacts.

The Consequences Management Policy, published in 2021, sets guidelines that characterize a misconduct, the expected consequences for each level of severity and the roles and responsibilities of each party involved in the consequences management process.

The application of disciplinary measures is conducted in an equitable way, in accordance with local legislation and the appropriate terms of collective bargaining agreements.

Misconduct classifications include very mild, mild, medium, high or very high severity. The classification of misconduct determines what type of disciplinary action should be applied. The disciplinary measures provided in Vale's Consequence Management Policy include verbal warning, written warning, re-execution of training, suspension, dismissal, among others.

Vale’s Consequence Management policy is available at: http://www.vale.com/PT/investors/corporate-governance/policies/Documents/docs/POL-0041-G_Rev00_Port.pdf.

•	body that approved the code, date of approval, and if the issuer discloses the code of conduct, sites on the internet where the document can be checked

Vale's Code of Conduct is a document that gathers the fundamental principles that support the Company's purpose.

The latest version of the Code of Conduct was approved on November 12, 2020 by Vale's Board of Directors and released during the launch of Vale's ethics & compliance program in March 2021.

The Code of Conduct is available on the Company's website: http://www.vale.com/brasil/pt/aboutvale/ethics-and-conduct-office/code-of-ethics/Paginas/default.aspx, in 9 languages, and there are audiobook versions in Portuguese, English and Spanish, as well as on the CVM website (www.gov.br/cvm).

b. whether the issuer has a reporting channel, indicating, if so:

•	whether the whistleblowing channel is internal or whether third parties are in charge

Vale has a Whistleblower Channel which is one of the elements of the Ethics & Compliance Program. The Whistleblower Channel area, an independent and autonomous body, linked to the Board of Directors through the Audit and Compliance Department and supervised by the Audit Committee. The Whistleblower Channel is responsible for investigation of the reports and handling of the received complaints. The complaints are received via an independent outsourced company; however, the coordination of the complaint investigation is provided by the Whistleblower Channel team.

•	whether the channel is open to receive complaints from third parties or whether it receives complaints from employees only

Any person, inside or outside the Company, who wants to report a case of suspicion or misconduct must use Vale's Whistleblower Channel.

•	whether there are mechanisms for anonymity and protection for bona fide whistleblowers

As provided in the Code of Conduct, under no circumstances will there be any breach of confidentiality, intimidation or retaliation against the whistleblower. In addition, the Whistleblower Channel is structured to guarantee absolute secrecy, protecting the anonymity of the whistleblower and preserving the information for fair investigation to be made. The Whistleblower Channel guarantees all the conditions for a report to be investigated independently.

•	body of the issuer responsible for the complaint investigation

The person responsible for the Whistleblower Channel area centralizes the investigation of complaints, and when necessary, uses the support of other lines of Defense of the Company for timely investigation. In turn, the person responsible for the Whistleblower Channel reports directly to the Chief Audit and Compliance Officer, who is supervised by the Audit Committee and is hierarchically subordinate to the Board of Directors.

The Whistleblower Channel area issues periodic executive summaries on the result of each investigation included in the scope of the Channel shared with the Conduct and Integrity Committee, the Audit Committee, the Board of Directors and the Fiscal Council, recording the evidence obtained for the reported situations, as well as the appropriate actions to resolve the irregularities. The main data related to the Whistleblower Channel are available in the Ethics & Compliance Program Annual Report http://www.vale.com/PT/investors/information-
market/annual-reports/relatorio-de-transparencia-fiscal/libRTF/Ethics_Compliance_Program_Report_2021_v2.pdf).

c. whether the issuer adopts procedures in merger, acquisition and corporate restructuring processes aimed at identifying vulnerabilities and risk of irregular practices in the involved legal entities

All parties involved in a joint venture, consortium, association or any other business combination with any third party (such as in mergers or acquisitions) must first undergo due diligence, including on corruption aspects, to assure that the terms and business conditions will not result in – or cause – a material risk of violation of applicable anti-corruption laws.

d. whether the issuer does not have rules, policies, procedures or practices aimed at prevention, detection and remediation of fraud and illegal practices against the public administration, identify the reasons why the issuer has not adopted controls in this regard.

Not applicable, considering that the Company has procedures for that, as described in this item 5.

5.5 – Significant changes in the main risks to which the Company is exposed or in the risk management policy adopted, commenting on any expectations of reduction or increase in the Company's exposure to such risks

Risks related to Dam Rupture

By the end of 2021, Vale had completed 23% of the Dam De-characterization Plan. Several stages must be taken to assure that all work is in line with the best engineering practices and is carried out as safely as possible. The most recent update to the De-characterization Plan indicates that 90% of upstream dams are expected to be eliminated by 2029 and 100% by 2035. The longer-term facilities are those with the highest risk and complexity and require slower execution for higher safety. It is also worth mentioning the completion of all Downstream Containment Structures for emergency level 3 dams in 2021. The dam de-characterization is an important process in the reduction and the mitigation of the Company's risks.

Regarding the Dams and EARs (Tailings Storage Structures) risk management program, progress in the implementation of TDMS (dams and tailings management system) stands out, which aims to establish processes and standards in line with the best international practices. Among these practices, the Engineer of Record (EoR) stands out, which was implemented in all EARs, as well as ITRBs (independent safety review panels) implemented in 2021 within the ferrous business. Another important process throughout 2021 was the progress in HIRAS (Hazard Identification and Risk Analysis) where 100% of the Tailings Storage Structures (EAR) classified as extreme consequences were assessed by HIRA, having defined their respective critical controls.

Risks Related to the Sectors of the Economy in which the Company operates

Geopolitical tensions and military hostilities, including the ongoing military conflict between Russia and Ukraine, and the economic sanctions imposed as a result of such conflicts, could adversely impact the Company's business.

Escalating geopolitical tensions, in particular the military conflict between Russia and Ukraine, could significantly impact the industrial and agricultural supply chains, disrupt international trade flows, lead to market disruptions, including significant volatility in commodity prices, generate particular impacts on the energy sector, bring regulatory, contract and global financial system uncertainties. These factors may impact the global markets, with low predictability and estimation of their potential impact on the Company's business, financial position or operating results.

The development of new decarbonization technologies using low grade iron ores could increase the demand for low grade iron ore and could impact the premium and the demand for the iron ore products and the development of new battery technologies using less nickel may impact the demand for the Company's nickel products.

In the product development area, the global demand for metals for batteries depends on a series of factors, such as technological progress, prices, performance, safety, availability, among others. The development of new battery technologies which use less nickel, added to the adoption by customers, in particular by electric vehicle manufacturers, may result in lower demand for nickel, impacting the Company's business in terms of production, prices, projects, among others.

To address the decarbonization challenge, new production routes are being developed. New technologies that allow using lower grade ores or with higher levels of impurities, if adopted on a large scale by the steel industry, could have a negative impact on the demand and the premiums for the Company's iron ore products.

It shall be pointed out that, in order to control and reduce the risk exposure, Vale has an integrated Risk Management Governance flow, based on the concept of Lines of Defense, with guidelines, roles and responsibilities set in its normative documents. The main risks are periodically monitored, as well as the effectiveness of its critical prevention/mitigation controls and the execution of its handling strategies.

Interest rate risk

The uncertainties related to the discontinuation and replacement of LIBOR may adversely affect the Company.

The Company has over the years assessed potential LIBOR substitutes and has been following market practices for both new and existing contracts currently linked to LIBOR. Effects on contracts and systems have been mapped and the necessary changes are being implemented gradually. For further information, see section 4.2 of this Form.

5.6 - Other relevant information

An integrated framework was developed to manage the risks the Company is exposed to, in order to support the achievement of its objectives, financial strength and flexibility and business continuity. In 2021, the Company expanded the use of its global risk management platform to promote synergies among its lines of defense, ensuring greater sharing of knowledge and process simplification. The risk management strategy considers the impact on the Company's business of market risk factors (market risk), risks associated with inadequate or failed internal processes, people, systems or external events (operational risk), risks arising from third parties obligations (credit risk), risks from exposure to legal penalties, fines or reputational losses associated with failure to act in accordance with applicable laws and regulations, internal policies or best practices (compliance risk) and risks associated with the business model, ESG and political and regulatory conditions in the countries where Vale operates (strategic risk), among others.

Operational Risk

The operational risk management is the structured approach the Company has adopted to manage uncertainty related to internal and external events. Internal events consist of inadequate or failed internal processes, people and systems, while external events include natural and operational catastrophes caused by third parties.

Vale conduct Hazard Identification and Risk Assessment (HIRA), a process that identifies and analyzes operational risks and defines performance criteria and establishes assurance to the associated critical controls. The Hazard Identification and Risk Assessment (HIRA) process was implemented to strengthen the risk management discipline. In the first cycle, 100% of all mines, processing plants, railways and ports were assessed from 2019 to 2021, and the assessment of 100% of the tailings dams is expected to be completed in 2022. The first cycle is focusing on scenarios with potential consequences for human life and the environment. A second cycle is already starting in 2022 and will not only re-assess the scenarios covered in the first cycle, but will also add business interruption scenarios to the analysis. The process is part of Element #4 of the Company's Management System, and will be carried out in a cycle of 3 to 5 years continuously. To date, more than 850 material unwanted events have been identified, and the Company has taken more than 2,100 immediate actions to manage them, in addition to mapping and monitoring more than 8,700 critical controls. Some of the measures implemented included changing or replacing the production process, such as replacing the use of liquid chlorine with bleach (sodium hypochlorite) in the operations in Canada and reducing the ammonium nitrate stocks in Mozambique. In broader terms, Vale is currently developing a strategic plan to reduce the use of potentially hazardous substances in its production processes.

The operational risk was reduced by implementing new controls, improving existing ones and monitoring their effectiveness. Response plans address high-risk scenarios and identify the resources necessary to mitigate impacts. The Company seeks a clear view of the main risks to which it is exposed, the cost-effectiveness of mitigation plans and existing controls to closely monitor the impact of the operational risks and efficiently allocate capital to reduce it.

Geotechnical Risk

The geotechnical risk management is the structured approach Vale adopts to manage, especially, the risks of dams, slopes and ore piles with potential to cause fatalities, impacts to the community, the environment and/or interrupt its activities, which are very significant to its business. The geotechnical risks are continuously monitored and duly integrated in the corporate risk management. Vale has been working on improving its tailings management practices through implementation of the Tailings and Dams Management System (“TDMS”). This system is based on the adoption of several layers of protection, including the three internal lines of defense and external lines of defense, such as the Engineer of Record (EoR) and the Independent Tailings Review Board (ITRB).

The risks imposed by the geotechnical structures are also assessed by the HIRA process. The HIRA methodology was adjusted to reflect the particularities of the Company's geotechnical structures, and to allow the implementation of critical control tools based on the identified risks.

Operational, Planning and Continuity Risk

The planning and operational continuity risks include risks that may paralyze the operations, such as unavailability of critical resources and a place for the disposal of tailings, risks of not obtaining or not renewing licenses, concessions and mining rights, logistical risks and risks of availability and quality of reserves.

Additionally, according to the Company's methodology, developed internally to assess physical risks related to climate change, “Vale Climate Forecast”, based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), physical impacts on its assets caused by climatic events are also considered operational impacts and these impacts are evaluated as operational, planning and continuity risks.

Cyber Risk

The cyber risk management is the approach taken to manage information security, risks such as information theft and leakage, technology assets unavailability and compromising data integrity. The increase on the threat landscape is a natural trend in the world and it is not different in the mining sector. The ever-evolving risks in this space come from a variety of actors, such as nation-states, cybercriminals, hacktivists, and insiders, each with different motivations. Vale faces threats to the security of its information, but none of them had impact on its business in 2021.

The Company employs several measures to manage this risk in order to protect, detect and respond to cyber events, including information security policies and standards, security protection technologies, detection and monitoring of threat, as well as testing response and recovery procedures. To encourage vigilance among its employees, a culture of cybersecurity awareness was created in the organization through a training program covering topics such as email phishing, information classification, and other information security best practices.

Credit Risk

Vale is exposed to credit risk arising from trade receivable , derivative transactions , guarantees, down payment for suppliers and cash investments. Vale's credit risk management process provides a framework for assessing and managing counterparties credit risk and to keep the Company's risk at an acceptable level.

Vale assigns an internal credit rating and credit limit to each counterparty using its own quantitative methodology for credit risk analysis, which is based on market prices, external credit ratings and counterparty financial information, as well as qualitative information. on the strategic position of the counterparty and history of commercial relations.

Based on the counterparty's credit risk, risk mitigation strategies may be used to manage the Company's credit risk. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

From a geographical point of view, Vale has a diversified accounts receivable portfolio, Asia, Europe and Brazil are the regions with the highest exposure. According to each region, different guarantees can be used to improve the credit quality of the receivables. The Company monitors the counterparty's exposure in the portfolio periodically and blocks additional commercial credit to customers in delinquency.

To manage credit exposure arising from financial investments and derivative instruments, credit limits are approved for each counterparty to which the Company has credit exposure. Vale controls portfolio diversification and monitors different solvency and liquidity indicators of its different counterparties that have been approved for trading.

Compliance Risks

Public Agent Corruption Risk

The Company's Ethics & Compliance Program has specific anti-corruption rules, which are established in the Code of Conduct, the Global Anti-Corruption Policy and the Global Anti-Corruption Manual. The program, which is under the responsibility of the Audit and Compliance Department, establishes that the Company has zero tolerance for corruption and bribery in all its forms (direct or indirect).

The Company's main anti-corruption rules are related to:

44.	Political contributions directly or indirectly on behalf of Vale are prohibited. This includes company donations or contributions to political parties, political candidates and election campaigns.
45.	Facilitation payments are prohibited.
46.	Social and environmental investments must be previously approved by Corporate Integrity through an internal tool and must have contracts with anti-corruption and accountability clauses.
47.	Gifts, meals and entertainment involving government officials above a specific amount must be previously approved by Corporate Integrity through an internal tool, and gifts in cash or equivalent are prohibited at Vale, regardless of the amount.
48.	All suppliers, entities, associations or any third parties that receive payments from the Company must, before being registered, undergo a due diligence process, where a background check is carried out and a risk of corruption is defined. Anti-corruption clauses must be included in contracts.
49.	The process of recruiting and selecting employees and leaders related to any Government official must also be previously approved by Corporate Integrity.
50.	Any conflicts of interest must be declared by the Company's employees (with access to computer) through a global campaign carried out periodically.
51.	On 4/27/22, a new rule was released that prohibits Company employees from holding political positions. This rule is in the Global Conflicts of Interest Guidelines.
52.	The Company provides regular training and communications on its global anti-corruption rules, as well as specialized training for employees who have substantial compliance-related responsibilities.

Strategic Risk

Strategic risk comprises governance, business model, environmental issues, regulatory, political, economic or social actions taken by governments or other stakeholders.

Sustainability, institutional relationships and reputation risks

Social Risk

Since 2020, after reviewing the Company's governance and risk management, social risk management and violation of human rights has been incorporated into the business risk management process and involves the assessment of the socioeconomic characteristics of the communities with which it relates, how it fulfills its commitments to them and how the potential impacts of their operations are perceived by these communities.

In 2020-2021, Vale's operations recorded their social and human rights risks in their risk management system and developed action plans to address situations considered critical.

In addition, human rights due diligence was carried out on its projects and operations. The results are integrated into action plans, which are monitored. Vale develops a set of actions and measures to identify possible failures, monitor environmental and social impacts and keep whistleblower channels to support dialogue with all stakeholders.

Regarding Vale’s suppliers, Human Rights management is carried out in the certification, registration, selection and contracting of them as well as in the management of contracts, including development and training of suppliers. In the period, 100% of the suppliers base with active contracts in Brazil was evaluated regarding the risk of violation of Human Rights. In-person due diligence processes were also carried out. Suppliers who present a higher degree of risk are engaged, their action plans are monitored, and participate in meetings on Human Rights and the sharing of good practices.

Climate Change Risk:

At Vale, transition risks (e.g., carbon pricing, reputation issues, new technology issues) and physical risks (e.g., operational impacts caused by climate variables) related to climate change are evaluated in accordance with the recommendation of TCFD.

The Climate Change Team works with the Risk Management Team to map constantly the transition risks related to climate change recorded in the Company's Risk Management System.

As for the physical risks, a methodology called “Vale Climate Forecast” to deal with short- and long-term risks related to physical impacts on the Company's assets was developed.

For further information, see http://www.vale.com/esg/en/Pages/ClimateChange.aspx

Insurances

Vale contracts several types of insurance policies, such as: operational risk insurance, engineering risk insurance (projects), credit risk insurance, civil liability, life insurance for its employees, among others. The coverage of these policies, similar to those used by large companies in the mining industry, are contracted in accordance with the objectives defined by the Company, the corporate risk management practice and the limitations imposed by the global insurance and reinsurance markets. The insurance management is carried out with the multidisciplinary support of the Company's operational areas. Among its insurance management instruments, Vale can use a captive insurance company which enables retention of part of the risk, contracting of insurance on a competitive basis, as well as direct access to the main international insurance and reinsurance markets and diversification of counterparties.

Information about internal and external claims regarding the Code of Conduct and the improvements made as a result of the complaints

In 2021, Vale's Whistleblower Channel underwent a restructuring process, through the implementation of new protocols. The cultural transformation experienced by the company, together with the launch of the Ethics & Compliance Program, led to a 33.8% increase in the number of reports received by the Whistleblower Channel, totaling 6,248 reports including complaints, queries and complaints. During the year, 5,526 registers were closed. All confirmed violations triggered remediation plans. During the year, 3,014 corrective actions were established, including dismissal actions for 157 employees.

Additionally, Vale adopts preventive measures to promote culture and integrity in teams who have confirmed misconduct. For the complaints confirmed in 2021, there was also action plan with promotion of conversation circles and DSS (Health & Safety Dialogues) on the topics of culture of respect, moral and sexual harassment, discrimination, among others. Further information about Vale’s Whistleblower Channel and actions to promote culture of ethics and integrity in the company are reported in the Ethics & Compliance Program’s Annual Report (http://www.vale.com/brasil/PT/aboutvale/news/Documents/2022/Relat%C3%B3rio_do_Programa_de_%C3%89tica_Compliance_2021.pdf).

6. Issuer´s history

6.1 / 6.2 / 6.4 - Constitution of the issuer, duration and date of registration at CVM

Issuer´s Constitution Date	01/11/1943
Issuer´s Constitution Type	Quasi-public company
Country of Constitution	Brazil
Duration Period	Indefinite Duration
Date of registration at CVM	01/02/1970

6.3 - Brief history

Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, by means of Decree-Law No. 4,352, and definitively, on January 11, 1943, by the General Meeting for the Organization of the Corporation Companhia Vale do Rio Doce S.A., as quasi-public company, with the purpose to explore, sell, transport and export iron ores from the Itabira mines, and explore the traffic of Estrada de Ferro Vitória-Minas (EFVM), which transported iron ore and agricultural products through the Rio Doce Valley in the Southeast region of Brazil to the port of Vitória, located in the State of Espírito Santo.

When iron ore was discovered in Carajás, the concession for construction, use and exploration of the railroad between Carajás and São Luís, in the states of Pará and Maranhão, respectively, was granted to Vale by Decree No. 77,608 dated May 13, 1976. In 1979, the implementation of the Carajás Iron Project was effectively started, and in February 1985, the Carajás Railroad (“EFC”) and the Carajás Iron Project were inaugurated, the Company’s production was classified into two distinct logistics systems (North and South).

The Company's privatization process started in 1997. In the terms of Privatization Notice of PND-A-01/97/CVRD (Notice) and the Resolution of the National Privatization Council - CND nº 2, dated March 5, 1997, on April 18, 1997, the Extraordinary General Meeting approved the issuance of 388,559,056 participatory debentures, not convertible into shares (Participatory Debentures), with the purpose to guarantee the right to participate in the revenues from the mining deposits of Vale and its subsidiaries to pre-privatization shareholders, including the Federal Government itself, not valued for purposes of setting the minimum price for Vale's privatization tender. The Participatory Debentures were attributed to Vale's shareholders as payment of the redemption value of preferred shares class "B” issued as a bonus in the proportion of one share held by the holders of common and preferred shares class "A” at the time, upon partial capitalization of Vale's profit reserves. The Participatory Debentures could be traded only after upon authorization from the Securities and Exchange Commission (“CVM”), as of 3 months following the end of the Secondary Public Offering of Shares provided in the privatization process.

On May 6, 1997, the privatization tender was held, when the Brazilian Government sold 104,318,070 common shares issued by Vale, equivalent to 41.73% of the voting capital, to Valepar S.A. (Valepar), for approximately R$3.3 billion.

Subsequently, in the terms of the Public Notice, the Brazilian Government also sold 11,120,919 common shares, representing approximately 4.5% of the outstanding common shares, and 8,744,308 preferred shares class "A” representing 6.3% of the outstanding preferred shares Class “A”, by means of an offer restricted to Vale employees.

On March 20, 2002, a Secondary Public Offering of Shares issued by Vale was made, in which the Brazilian Government and the National Bank for Economic and Social Development ("BNDES") alienated 34,255,582 common shares issued by Vale each. The demand from investors in Brazil and abroad was substantial, exceeding the offer approximately three times, which led to the sale of the entire lot of 68,511,164 shares. A part of around 50.2% was placed on the Brazilian market, and the remainder was sold to foreign investors. Subsequently, on October 4, 2002, the relevant registration of the Participatory Debentures at CVM was obtained, allowing their trade on the secondary market.

In June 2000, American Depositary Receipts (“ADRs”), representing preferred shares issued by the Company, started to be traded on the New York Stock Exchange (“NYSE”), and in 2002, the Company's securities started to be effectively traded on NYSE, the program of which had been launched in March 1994. That same year, Vale is also listed on the Madrid Stock Exchange – Latibex.

In December 2003, Vale joined Level 1 of the Differentiated Corporate Governance Practices Program established by B3 S.A. – Brasil, Bolsa e Balcão (“B3”), the new corporate name of BM&FBOVESPA.

In 2008, Vale was listed on Euronext Paris S.A., where it remained until 2019.

In 2010, Vale listed Depositary Receipts representing its common and preferred shares class A (HDRs) on the Stock Exchange of Hong Kong Limited (HKEx). HDRs started to be traded on December 8, 2010 and remained until 2016.

In 2017, all preferred shares class “A” issued by Vale were converted into common shares at ratio of 0.9342 common share for each preferred share class “A”.

Since December 22, 2017, the common shares issued by the Company started to be traded on the New Market segment of B3.

Vale in 2021

Below, there are the most important historical events described in the Company's history in the last years:

2015-2022

- On November 5, 2015, one of Samarco's iron ore tailings dams (Fundão) located at the Germano Mining Complex in Mariana, in the state of Minas Gerais, broke causing social and environmental impacts. As a consequence of the dam break, Samarco's operations in Germano/Alegria (Mariana Complex) were temporarily suspended as determined by governmental bodies.

- On February 19, 2017, Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co, Ltd. and BNDES Participações S.A. – BNDESPAR entered into a new Shareholders' Agreement of Valepar, effective since May 10, 2017, i.e., after the expiry of the Valepar Shareholders' Agreement entered into on May 24, 1997. In addition to the common rules related to voting and preemptive rights in the acquisition of shares by the signatory shareholders, the new Shareholders' Agreement provided submission of a proposal by the referred shareholders to the Company with the purpose to enable Vale's listing in the special New Market segment of B3 and transform it into a company with no defined control.

- On June 27, 2017, the Extraordinary General Meeting approved the proposal submitted by Valepar on May 11, 2017 for corporate restructuring of the Company, as well as changes in the corporate governance, with the purpose to transform Vale into a company with no defined control and enable its listing on the special New Market segment of B3 (“Corporate Restructuring”). This restructuring became effective on August 14, 2017, upon (i) the merger of Valepar into Vale, approved at Valepar's Extraordinary General Meeting held on August 14, 2017 and (ii) the acceptance of 84.4% of the preferred shares Class A from the voluntary conversion into common shares.

- On August 14, 2017, Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. - BNDESPAR signed the Shareholders' Agreement of Vale, with no forecast for renewal, which was signed by Litela Participações S.A. on September 9, 2019, in order to provide stability to the Company and adjust its corporate governance structure during the transition period to become a dispersed capital company. The agreement was closed on November 9, 2020.

- On October 18, 2017, the Extraordinary General Meeting and the Special General Meeting approved the conversion of all preferred shares class "A” issued by Vale, in the ratio of 0.9342 common share for each preferred share class “A”, same ratio applied in the voluntary conversion completed in August 2017 (“Remaining Shares Conversion”).

- On November 27, 2017, as a result of the Remaining Shares Conversion, all shares issued by Vale and traded on B3 became common shares and the American Depositary Shares representing preferred shares class “A” (“Preferred ADSs”) ”) are no longer traded on NYSE.

- On December 21, 2017, the Extraordinary General Meeting of the Company approved, among other matters, (i) the proposal to migrate Vale to the special listing segment of B3 S.A. – Brasil, Bolsa, Balcão Novo Mercado (“New Market”), and (ii) the amendment of the Company's Bylaws to reflect the conversion of all preferred shares Class A into common shares and adapt it to the current rules of New Market at the time of migration.

- Since December 22, 2017, the Company's common shares started to be traded on New Market.

- On March 29, 2018, a new Remuneration Policy for Vale's shareholders was approved, effective as of the publication of the results for the first half 2018, the content of which is available for check on the websites of CVM (www.gov.br/cvm) and the Company (www.vale.com).

- On January 25, 2019, Dam I of the Córrego do Feijão Mine, which belongs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil, (“Brumadinho Dam”) broke. For further information, see items [7.9 and 10.3] of this Reference Form.

- After the break of the Brumadinho dam, there were: (i) the suspension of the shareholder remuneration policy and the variable remuneration of executives on January 27, 2019, (ii) the hiring of a panel of specialists by the Company's management, composed of geotechnics and engineering experts ("Panel of Specialists”); (iii) the creation of three non-statutory Extraordinary Independent Advisory Committees: (a) Extraordinary Independent Dam Safety Advisory Committee (“Dam Safety CIAE”); (b) Independent Investigation Advisory Committee (“Investigation CIAE”); and (c) Extraordinary Independent Advisory Committee for Support and Repair (“Support and Repair CIAE”), all composed of external, independent, reputable and experienced specialists in the area on topics related to their area of expertise; (iv) the creation, in April 2019, of the Special Division for Repair and Development, which coordinates social-economic and environmental restoration actions in the affected municipalities; and (v) the creation, in June 2019, of the Executive Board of Safety and Operational Excellence, with scope of independent action focused on Vale's operations.

- In December 2019:

53.	Vale made the redemption with the consequent cancellation of all preferred shares class A issued by MBR, fully held by Banco Bradesco BBI S.A., for the total amount of R$3,309 million. Upon the completion of the share redemption and cancellation operation, Vale now holds 98.3% of the capital of MBR, closing the sale of minority interest notified to the market on July 30, 2015.
54.	Vale reviewed the sustainability goals defined in 2018, in line with the Sustainable Development Goals (SDG) of the United Nations 2030 Agenda. These goals are described in item 7.8 of this Reference Form.
55.	The Panel of Specialists presented the final report of the work carried out, entitled “Report of the Panel of Experts on the Technical Causes of the break of Dam I of Córrego do Feijão”.

- On February 20, 2020, the final report prepared by the Investigation CIAE, available in an executive summary format entitled "Executive Summary of the Independent Investigation Report", and the Final Report of the Support and Repair CIAE were presented to the Administration Board. The two committees mentioned above had their activities closed after the submission of the documents. On the same date, the extension of the operation of the Dam Safety CIAE, which presented its final report on April 26, 2021 and had its activities closed on May 7, 2021, was approved for another year and its members became members of the Independent Tailings Review Board working as external reviewers. ITRB is an important practice, in line with the requirements of the Global Industry Standard for Tailings Management (GISTM) and other international industry benchmarks. ITRB performs an independent technical review of the design, construction, operation, closure and management of tailings storage facilities.

- On March 25, 2020, the Company announced the final composition of its Audit Committee, the installation of which was approved by the Administration Board on March 11, 2020, when the creation of the Compliance Officer was also approved (Chief Compliance Officer, “CCO”), currently called Chief Audit and Compliance Officer, directly reporting to the Administration Board, who will be responsible for the integrity and internal audit areas and the management of the Whistleblower Channel, among others attributions.

- Also in March 2020, after the World Health Organization (“WHO”) declared pandemic of the new coronavirus (COVID-19), Vale intensified measures which had been taken since January 2020 to comply with health and safety protocols in each of the countries where it operates.

- In June 2020, the subsidiary Vale Canada Limited (“VCL”) signed, together with Sumitomo Metal Mining Co. Ltd., the definitive agreements for the sale of 20% interest in PT Vale Indonesia Tbk to PT Indonesia Asahan Aluminum. The sale was completed in October 2020, VCL received IDR 4,126 billion, approximately US$ 278 million in cash.

- In July 2020, the Company's Nomination Committee was created; its main function is to present improvements related to the size and structure of the Administration Board and present a proposal for the composition of the Administration Board for consideration by the General Meeting.

- In July 2020, Vale entered into a non-binding agreement to establish the preliminary terms and conditions for the creation of a new venture (“NewVen”) to supply low GHG (greenhouse gas) metal minerals and steelmaking solutions to the steel industry with Kobe Steel, Ltd and Mitsui & Co., Ltd. The main purpose of the potential creation of NewVen is to deliver low CO2 metal minerals to the global market, providing new technological solutions to our customers and will use existing and new CO2 iron production technology, such as Tecnored® technology and Midrex® process.

- In August 2020, Project Serra Sul 120 was approved; it consists of increase of the capacity of the S11D mine and plant by 20 Mtpy with multi-year investments of US$ 1.5 billion and startup expected in the 1st half-year 2024. The project aims to assure higher operational flexibility before possible production or licensing restrictions in the Northern System.

- In October 2020, by means of its subsidiary Vale International S.A., Vale created a Joint Venture (“JV”) with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), a subsidiary of Zhejiang Provincial Seaport Investment & Operation Group Co. Ltd. (Ningbo Zhoushan Port Group Co. Ltd.), to build, own and operate the West III Project at the Port of Shulanghu, in the city of Zhoushan, China, which consists of expansion of the facilities of the referred Port. The investments in the project is at total multi-year amount of RMB 4.3 billion (~US$ 624 million). Vale will hold 50% of JV. The project and creation of JV is still subject to approval by the Chinese government. The startup of the project is expected in 2026.

- In November 2020, the subsidiary Vale Canada Limited ("VCL") entered into exclusivity with the consortium Prony Resources New Caledonia to negotiate the sale of its 95% interest in the company Vale Nouvelle-Calédonie S.A.S. ("VNC"). In December 2020, a binding put-option agreement was signed, and the share interest sale transaction was completed in March 2021, providing a US$ 1.1 billion financial package to the operations of VNC, in which Vale Canada Limited will contribute with US$555 million to support the continuity of the operations. Furthermore, Vale will continue to be entitled to a long-term supply contract for part of the production, enabling it to continue meeting the growing demand for nickel by the electric vehicle industry.

- In November 2020, Vale sold 100% of the shares of Biopalma da Amazônia S.A - Reflorestamento, Indústria e Comércio to Brasil Bio Fuels Pará Ltda., a company of the Brasil Bio Fuels S.A. group, resulting in the total divestment of our palm oil business.

- In November 2020, Vale Shareholders' Agreement signed in 2017 was also terminated; the signatories were Litela Participações S.A., Litel Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. - BNDESPAR.

- In December 2020, solar energy generation project Sol do Cerradoin the municipality of Jaíba (MG) was announced, an important project for the generation of renewable and competitive energy for Vale´s and its affiliates' operations.

- In December 2020, early extension of the term of the rail concession contracts of Estrada de Ferro Carajás and Estrada de Ferro Vitória a Minas was approved, jointly and for thirty years, from the expiry of the contracts in force in 2027.

- In December 2020, Vale received the necessary permits to start the construction of the Capanema Project, located in the municipalities of Santa Bárbara, Ouro Preto and Itabirito (MG). The Project consists of investments in the Capanema mine for reactivation of the facilities and acquisition of new equipment, and necessary adjustments, totaling expected investments at multi-year amount of US$ 495 million, with startup scheduled for the second half-year 2023.

- In December 2020, Vale announced gradual resumption of the operations at Samarco, with integrated resumption of the operations at the Germano Complexes, located in Mariana, Minas Gerais, and Ubu, located in Anchieta, Espírito Santo. In April 2021, Samarco filed a request for judicial recovery before one of the Business Courts of the District of Belo Horizonte, state of Minas Gerais, based on Law 11,101/05.

- In January 2021, Vale announced signing of a Heads of Agreement with Mitsui & Co., Ltd, allowing the parties to structure the leave of Mitsui from the Moatize coal mine and the Nacala Logistics Corridor, as a first step for Vale's divestment from the coal business. The definitive contract was signed on April 19, 2021.

- In February 2021, Vale signed the Global Agreement for the repair of the environmental and social damages pursuant to the break of dam B-1 in Brumadinho, Minas Gerais with the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais and the Federal and State Public Prosecutor´s Offices.

- In February 2021, Vale completed the transfer of shares of Potassio Rio Colorado to the Province of Mendoza in Argentina.

- In February 2021, Vale completed US$6 million investment in Boston Electrometallurgical Company (“Boston Metal”) to acquire a minority interest and promote the development of a technology focused on the steel decarbonization.

- In March 2021, at the General Debenture Holders´ Meeting, the fourth amendment to the Deed of the 6th Issue of debentures by Vale was approved.

- In 2021, Vale signed the following Memorandums of Understanding (“MoU”) with the purpose to seek opportunities to develop solutions for the steel industry, focused on the reduction of CO2 emissions: (i) MoU with Ternium S.A., signed in August 2021; (ii) MoU with Jiangsu Shagang Group Co., Ltd., signed in October 2021; (iii) MoU with POSCO; and (iv) MoU with China Baowu Steel Group Corporation Limited, the last two signed in November 2021.

- In September 2021, the creation of the “green briquette” was announced, a new product developed by Vale over 20 years, consisting of iron ore and a technological solution for binders, including sand from the treatment of mining tailings. The green briquette is able to reduce the emission of greenhouse gases by up to 10% in the steel production of its steelmaking customers.

- In November 2021, Vale announced the sale of all shares of The Mosaic Company held by the Company. The sale of 34,176,574 shares was done via secondary offering, totaling approximately US$ 1.26 billion.

- In December 2021, Vale entered into a binding agreement with Vulcan Minerals ("Vulcan") to sell the Moatize coal mine and the Nacala Logistics Corridor ("CLN") for a total of US$ 270 million; plus a 10-year Royalty Agreement subject to certain conditions of mine production and the coal price. On April 25, 2022, the completion of the transaction was announced upon fulfillment of all precedent conditions.

- In January 2022, the installation of the Nomination Committee and its new composition was approved to assist the Administration Board in the election of the members of this body to be held at the Annual General Meeting in April 2022.

- In February 2022, Vale completed the sale and the transfer of its 50% interest in California Steel Industries ("CSI") to Nucor Corporation ("Nucor"), as detailed in item 15.7 of this Reference Form.

-In February 2022, Vale signed a Memorandum of Understanding (MoU) to develop decarbonization solutions for the steel industry with Hunan Valin Iron & Steel Group (“Valin Group”).

- In April 2022, it signed a binding sales agreement for J&F Mineração Ltda. (“J&F” or “Buyer”) for the sale of its assets in the Central-West System. Under the agreed terms, the enterprise value of the transaction is approximately US$1.2 billion for a set of assets that contributed with US$110 million of adjusted EBITDA to Vale in 2021. Upon the closure of the transaction, Vale will receive approximately US$150 million, in addition to transferring the obligations related to the take-or-pay logistics contracts to the buyer, subject to the consent of the applicable counterparties, and other liabilities existing in the set of assets of the referred companies.

Except for the provisions in item 8.4 about the impacts of COVID-19, Vale hereby clarifies that there were no sector or macroeconomic policy decisions which have significantly affected the Company in the last fiscal year ended on December 31, 2021 and until the annual filing date of this Reference Form.

6.5 - Information about bankruptcy filing based on relevant amount or judicial or extrajudicial recovery

Not applicable. There is no bankruptcy filing based on relevant amount or judicial or extrajudicial recovery of the Company.

6.6 - Other relevant information

There is no other relevant information which has not been disclosed in the items above.

7. Issuer´s activities

7.1 - Description of the main activities of the issuer and its subsidiaries

Vale is one of the largest mining and metal companies in the world, based on market capitalization. Vale is one of the world's largest producers of iron ore and nickel. It also produces iron ore pellets, copper, platinum group metals (PGMs), gold, silver and cobalt. Vale participates in greenfield mineral exploration in 5 (five) countries. Vale operates a large logistics system in Brazil and other regions of the world, including railways, maritime terminals and ports, integrated with its mining operations. In addition, Vale has distribution centers to support the delivery of iron ore around the world. Directly and through affiliates and joint ventures, Vale also has investments in energy and steel businesses.

The Company's corporate purpose consists of:

I.	use of mineral deposits in the national territory and abroad, through research, exploration, extraction, processing, industrialization, transport, shipment and commerce of mineral goods;

II.	build railways, operate and exploit own or third-party rail traffic;

III.	build and operate its own or third-party maritime terminals, as well as explore navigation and port support activities;

IV.	provide integrated cargo transport logistics services, comprehending the capture, storage, transshipment, distribution and delivery in the context of a multimodal transport system;

V.	produce, benefit, transport, industrialize and commercialize any and all sources and forms of energy, and may also act in the production, generation, transmission, distribution and commercialization of its products, derivatives and by-products;

VI.	carry out, in the country or abroad, other activities that may be of interest, directly or indirectly, to the achievement of the corporate purpose, including research, industrialization, purchase and sale, import and export, as well as the exploration, industrialization and commercialization of forest resources and the provision of services of any nature; and

VII.	constitute or participate, under any modality, in other companies, consortia or entities whose corporate objects are, directly or indirectly, linked, accessory or instrumental to its corporate purpose.

For information about the Company constitution, see item 6.3 of this Reference Form.

For information about the activities carried out by the Company and its subsidiaries and their markets, see items 7.2 and 7.3 below.

7.1-A. Indicate, if the issuer is a government-controlled company:

a. public interest that justified its creation

Not applicable, given that Vale is a publicly-held company, not a government-controlled company.

It is hereby clarified that Vale was founded by the Brazilian Federal Government (Brazilian Government) on June 1, 1942, by means of Decree-Law No. 4,352, and definitively, on January 11, 1943, by the Definite Meeting for the Organization of the Corporation Companhia Vale do Rio Doce S.A., as a government controlled company, with the purpose to explore, sell, transport and export iron ores from the Itabira mines, state of Minas Gerais, and explore the traffic of Vitória-Minas Railway (EFVM), which transported iron ore and agricultural products through the Vale do Rio Doce in the Southeast region of Brazil to the port of Vitória, located in the State of Espírito Santo. Although it was incorporated as a government-controlled company, Vale was privatized in 1997.

b. issuer's performance in compliance with public policies, including universalization targets, indicating:

(i) the government programs performed in the previous fiscal year, those defined for the current fiscal year, and those planned for the next fiscal years, criteria adopted by the issuer to classify this action as developed to meet the public interest indicated in letter "a”

Not applicable, considering that Vale is not a government-controlled company.

(ii) regarding the aforementioned public policies, investments made, costs incurred and the origin of the involved resources - own cash generation, transfer of public funds and financing, including funding sources and conditions

Not applicable, considering that Vale is not a government-controlled company.

(iii) estimate of the impacts of the aforementioned public policies on the issuer's financial performance or declare that an analysis of the financial impact of the aforementioned public policies has not been made

Not applicable, considering that Vale is not a government-controlled company.

c. pricing process and rules applicable to the tariffs stipulation

Not applicable, considering that Vale is not a government-controlled company.

7.2 - Information about operating segments

a. Products and services sold in each operating segment

(xii)	Ferrous Minerals – It comprehends extraction of iron ore and production of pellets, as well as the northern, southern, southeastern and midwestern transport corridors, including railways, ports, terminals and vessels, linked to the mining operations. Manganese ore exploration is also included in this segment.

o	Iron ore. Vale operates four systems in Brazil for the production and distribution of iron ore, which it refers to as the Northern, Southeastern, Southern and Midwestern systems. Each of the Northern and Southeastern systems is fully integrated, consisting of mines, railroads, maritime terminals and a port. The Southern System consists of two mining complexes and two maritime terminals.

o	Iron ore pellets. Currently, Vale operates nine pellet plants in Brazil and two in Oman.

o	Manganese. Vale conducts its manganese mining operations in Brazil.

(xiii)       Base metals – It comprehends the production of non-ferrous minerals, including the nickel (co-products and by-products) and copper operations.

o	Nickel. The Company's main nickel operations are conducted through its wholly-owned subsidiary, Vale Canada Limited (“Vale Canada”), which owns mines and processing plants in Canada and Indonesia, and controls and operates nickel refining facilities in United Kingdom and Japan. Vale has nickel operations in Onça Puma, located in the Brazilian state of Pará, as well.

o	Copper. In Brazil, Vale produces copper concentrates in Sossego and Salobo, in Carajás, in the state of Pará. In Canada, Vale produces copper concentrates, copper anode and copper cathodes, associated with its nickel mining operations in Sudbury, Ontario, Voisey’s Bay and Labrador.

o	Cobalt, PGM and other precious metals. The ore extracted at the Company's operations in Sudbury, Ontario, also produces cobalt, PGMs, silver and gold as by-products, processed at its refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbor facilities in Newfoundland and Labrador. Vale receives silver and gold as by-product credits from its copper operations in Sossego and Salobo, Brazil.

b. Revenues from the segment and its share in the Company's net revenues

In R$ thousand	2021
			2020		2019
Segment	Net revenues	% of the total	Net revenues	% of the total	Net revenues	% of the total
Ferrous Minerals	249,143,000.00	84.88	167,365,000.00	81.21	118,767,000.00	82.11
Base Metals	43,125,000.00	14.69	35,468,000.00	17.21	23,148,000.00	16.00
Others¹	1,256,000.00	0.43	3,265,000.00	1.58	2,720,000.00	1.88
Total revenues of continuing operations	293,524,000.00	100.00	206,098,000.00	100.00	144,635,000.00	100.00
Coal - discontinued operation	5,877,000.00	-	2,431,000.00	-	4,005,000.00	-
Total Revenues	299,401,000.00	-	208,529,000.00	-	148,640,000.00	-

¹ Includes VNC's negative EBITDA, since unpon the decision to sell this operation, the bodies responsible for making decisions on the Company's operating performance no longer analyze this operation as part of the Base Metals operating segment.

c.       Profit or loss resulting from the segment and its share in the Company's net income

The Company does not present net income (loss) by segment.

In R$ thousand	2021		2020		2019
	Profit	% of the total	Profit	% of the total	Profit	% of the total
Net income (loss)	121,343,000.00	-	24,903,000.00	-	(8,697,000.00)	-
Net income (loss) attributable to noncontrolling interests	115,000.00	-	(1,810,000.00)	-	(2,025,000.00)	-
Net income (loss) attributable to Vale's stockholders	121,228,000.00	100.00	26,713,000.00	100.00	(6,672,000.00)	100.00

7.3 - Information on products and services related to the operating segments

a. Characteristics of the production process

b. Characteristics of the distribution process

c. Characteristics of the markets in which it operates, especially:

i.       conditions of competition in the markets

ii.       participation in each of the markets

d. Possible seasonality

e. Main inputs and raw materials, informing:

i.       description of the relationships kept with suppliers, including whether they are subject to control or regulation, indicating the bodies and the respective applicable legislation

ii.       any dependence on few suppliers

iii.       any volatility in their prices

1. Ferrous Minerals

Vale's ferrous minerals business includes iron ore mining, iron ore pellet production and manganese ore mining. Each of these operations is described below.

1.1	Iron Ore and Pellets

1.1.1	Iron ore properties

Vale conducts its iron ore operations in Brazil, mainly at the level of Vale S.A., the parent company. Vale's iron ore mines, all open pit, and the operations associated with them are essentially concentrated in three systems: the Southeastern System, the Southern System and the Northern System, each with its own transport and shipping capacity. Vale also carries out mining operations in the Midwestern System, through its subsidiary Corumbaense Reunida S.A. (“MCR”). In addition to the properties described below, Vale has other non-material or non-operational properties, mainly in the surroundings of its operations, described in this item.

Northern System
Serra Norte Complex
Serra Sul Complex
Serra Leste Complex
Southeastern System
Mariana Complex
Itabira Complex
Minas Centrais Complex
Midwestern System
Midwestern Complex
Southern System
Vargem Grande Complex
Paraopeba Complex
Brazil

Iron Ore Operations

Northern System

Ownership interest	100%
Location	Carajás, State of Pará, Brazil
Operator	Vale S.A.
Mining complexes

Three mining complexes:

- Serra Norte (three main mining areas and three processing plants),

- Serra Sul (one main mining area and one processing plant)

- Serra Leste (one mining area and one processing plant).

Mining titles(1)	Mining Ordinance without expiry date. Area: Serra Norte: 30,000 ha, Serra Sul: 98,910 ha and Serra Leste: 9,915ha.
Main conditions of licensing	The company has or expects to obtain timely the necessary permits for the operations. Vale is in process of obtaining or renewing (i) certain environmental licenses, including licenses related to approval of areas of influence of cavities and ponds and (ii) approval of mining zones for the areas that provide an environmental management plan. For further information see item 7.5 of this Reference Form.
Stage/Operations	All complexes are in phase of production. Serra Norte has been operating since 1984, Serra Sul since 2016 and Serra Leste since 2014.
Types of mine and mining styles	Open pit mining operations with high grade hematite ore (iron content around 65%) for Serra Norte, Serra Sul and Serra Leste. In Serra Leste, there is also a small amount of itabirite material (iron grade 35-60%).
Associated facilities and infrastructure

Processing plant: In Serra Norte, two of the processing plants apply the natural moisture beneficiation process, which consists of crushing and screening, and one of the plants applies the natural and wet moisture beneficiation process in different routes. The wet beneficiation process simply consists of sorting operations, including screening, hydrocycloning, crushing and filtration. The product of this site consists of sinter feed, pellet feed and lump ore. The natural moisture beneficiation process in Serra Leste and Serra Sul consists of crushing and screening. Serra Sul and Serra Leste produce only sinter feed.

Other facilities: Tailings and waste disposal facilities in Serra Norte and Serra Leste and waste waste disposal facilities in Serra Sul.

Logistics: Estrada de Ferro Carajás (“EFC”) transports the iron ore to the Ponta da Madeira Maritime Terminal in São Luiz, Maranhão. The iron ore from Serra Leste is transported by truck from the mine site to railroad EFC. The ore from Serra Sul is transported by a 101-kilometer rail branch to railroad EFC.

Energy: Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.

(1) The illustrated areas related to the mining titles are limited to those in which the Company has reserves and resources.

Southeastern System

Ownership interest	100% Itabira and Mariana 98.7% of the Central Mines (China Baowu Steel Group Corporation Limited indirectly holds 1.3% of the Central Mines as it has 50% interest in the Morro Agudo mine).
Location	Iron Quadrangle, Minas Gerais, Brazil
Operator	Vale S.A.
Mining complexes

Three mining complexes:

- Itabira (two mines with three main processing plants)

- Central mines (two mines with two main processing plants and one secondary plant)

- Mariana (three mines with three main processing plants)

Mining titles(1)	Predominantly Mining Ordinances without expiry date. Involved area: Itabira: 9,135 ha, Central Mines: 4,810 ha and Mariana: 7,192ha.
Stage/Operations	All complexes are in phase of production. Itabira operates since 1957, Central Mines since 1994, and Mariana since 1976.
Main licensing conditions

The company has or expects to obtain timely the necessary permits for the operations.

Vale is in process of obtaining or renewing (i) certain environmental licenses, including licenses related to approvals for areas of influence of cavities and dams and (ii) licenses for tailings and waste disposal sites. For further information see item 7.5 of this Reference Form.

Types of mine and mining styles	Open pit mining operations with high proportions of itabirite ore in relation to hematite. The iron grade of itabirite ore is 35-60%. Part of the ore is concentrated to reach the required grade for shipment and part is shipped and blended in Asia with high grade ore from the Company's Northern System.
Associated facilities and infrastructure

Processing plants: Generally, the raw ore (run-of-mine) is processed through standard crushing, classification and concentration stages, producing sinter feed, lump and pellet feed in the processing plants located in the mining complexes.

Other facilities: Waste and tailings disposal structures in all complexes.

Logistics: Railroad Estrada de Ferro Vitória Minas (“EFVM”) connects these mines to the port of Tubarão, in the state of Espírito Santo.

Energy: Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.

(1) The illustrated areas related to the mining titles are limited to those in which the Company has reserves and resources.

Southern system

Ownership interest	100%
Location	Iron Quadrangle, State of Minas Gerais, Brazil
Operator	Vale S.A.
Mining complexes	Two mining complexes: - Vargem Grande (five mines and five main processing plants). - Paraopeba (five mines and three main processing plants).
Mining titles(1)	Mainly mining concessions without expiry date. Involved area: Vargem Grande: 5,746 ha, Paraopeba: 5,826ha.
Stage/Operations	All complexes are in phase of production. Vargem Grande operates since 1942 and Paraopeba since 2003.
Main licensing conditions

The company has or expects to obtain timely the necessary permits for the operations.

Vale is in process of obtaining or renewing (i) certain environmental licenses, including licenses related to approvals for areas of influence of cavities and dams and (ii) licenses for tailings and waste disposal sites. For further information see item 7.5 of this Reference Form.

Types of mine and mining styles	Open pit mining operations with high proportions of itabirite ore in relation to hematite. The iron grade of itabirite ore is 35-60%. Part of the ore is concentrated to reach the required grade for shipment and part is shipped and blended in Asia with high grade ore from the Company's Northern System.
Associated facilities and infrastructure

Processing plants: Generally, the raw ore (run-of-mine) is processed through standard crushing, classification and concentration stages, producing sinter feed, lump and pellet feed in the processing plants located in the mining complexes.

Other facilities: Waste and tailings disposal structures in all complexes.

Logistics: MRS transports iron ore products from the mines to the maritime terminals of Ilha Guaíba and Itaguaí, in the state of Rio de Janeiro. Railroad EFVM connects some mines to the port of Tubarão, in the state of Espírito Santo.

Energy: Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.

(1) The illustrated areas related to the mining titles are limited to those where Vale has reserves and resources.

Midwestern system

Ownership interest	100% In April 2022, a binding agreement was entered into with J&F Mineração Ltda. for the sale of all assets in the Center-west System For further information, see item 7.9 of this Reference Form.
Location	State of Mato Grosso do Sul, Brazil
Operator	MCR
Mining complexes	One mine and plant located in the city of Corumbá.
Mining titles(1)	Mining Ordinance without expiry date. Involved area: 9,111ha
Stage/Operations	The complex operates since 1978.
Main licensing conditions	The company has or expects to obtain timely the necessary permits for the operations.
Types of mine and mining styles	Open pit mining with hematite ore, which generates granulate predominantly. Iron grade 62% average.
Associated facilities and infrastructure

Processing plant: The beneficiation process for the raw ore (run-of-mine) consists of standard crushing and classification stages, producing lump ore and sinter feed.

Other facilities: Waste and tailings disposal structures.

Logistics: Transported by ferries that cross the Paraguay and Paraná rivers to customers along the waterway and by transshipments at the port of Nueva Palmira in Uruguay or delivered to customers in Corumbá.

Energy: Supplied through the national electric grid. Acquired by means of energy purchase contracts.

(1) The illustrated areas related to the mining titles are limited to those in which the Company has reserves and resources.

1.1.2	Iron ore production

The following table presents information about Vale's iron ore production.

		Production for the year ended on December 31,(1)			Recovery in processing 2021(2)
		2021	2020	2019
Mine/Plant	Type	(million metric tons) (%)
Southeast System
Itabira	Open-pit	28.7	23.9	35.9	55.7
Central Mines(3)	Open-pit	19.3	15.7	25.9	80.4
Mariana	Open-pit	21.8	17.7	11.3	83.0
Total Southeast System		69.8	57.3	73.1	71.0
South System
Vargem Grande	Open-pit	31.3	25.1	13.1	85.6
Paraopeba	Open-pit	23.0	23.3	24.7	63.4
Total South System		54.3	48.4	37.8	76.2
Center-West System(4)
MCR	Open-pit	2.7	2.5	2.4	76.6

Total Center-West System		2.7	2.5	2.4	76.6
North System
Serra Norte	Open-pit	109.3	109.41	115.3	97.3
Serra Sul	Open-pit	73.7	82.9	73.4	100.0
Serra Leste	Open-pit	5.9	0.3	0.1	99.7
Total North System		188.8	192.3	188.7	97.9

Total		315.6	300.4	302.0	88.0

(6)    The production figures include ore purchase from third parties, raw ore (run of mine) and feed to pellet plants.

(7)    Percentage of raw ore recovery (run of mine) in the beneficiation process. The values  of recovery upon beneficiation do not include ore acquired from third parties.

(8)    These figures correspond to 100% of the production and have not been adjusted to reflect the Company's 50% interest in the Morro Agudo mine.

(9)	In April 2022, the Company entered into a binding agreement with J&F Mineração Ltda. for the sale of all assets in the Center-west System. For further information item 7.9 of this Reference Form.

1.1.3	Iron ore pelletizing operations

Vale produces iron ore pellets in Brazil and Oman, directly and through joint ventures, as shown in the table below. The Company's total estimated rated capacity is 59.3 Mtpy, including the total capacity of the pelletizing plants in Oman, the joint ventures and Tubarão, but not including the capacity of the plants obtained from the Samarco joint venture.

Iron Ore Operations

	TUBARÃO	FÁBRICA	VARGEM GRANDE	SÃO LUIS
Ownership interest (1)

- Vale Tubarão VIII (100% of Vale´s property)

- Itabrasco (51% of Vale´s property)

- Hispanobras (50.89% held by Vale)

- Kobrasco (50% of Vale´s property)

- Two plants Nibrasco (51.11% of Vale´s property)

		100% of Vale´s property	100% of Vale´s property	100% of Vale´s property
Local	State of Espírito Santo, Brazil	State of Minas Gerais, Brazil	State of Minas Gerais, Brazil	State of Maranhão, Brazil
Operator	Vale S.A.	Vale S.A.	Vale S.A.	Vale S.A.
Capacity	31.3(2)	4.5	7.0	7.5
Operations	One full pelletizing plant (Tubarão VIII) and five leased plants (Itabrasco, Hispanobras, Kobrasco and two Nibrasco plants). These plants receive iron ore mainly from the Company's Southeast System mines.	Part of the South System. Receives iron ore from the Paraopeba complex and buys from third parties. Since February 2019, the Fábrica operations are suspended.	Part of the South System. Receives iron ore from the Vargem Grande complex.	Part of the North System. Receives iron ore from the Carajás mines.
Energy	Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.	Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.	Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.	Supplied through the national electric grid. Produced directly by Vale´s plants or acquired by means of energy purchase contracts.
Logistics	The production is sent to the customers through the Tubarão maritime terminal.	The production is transported mainly by MRS and EFVM.	The production is transported mainly by MRS.	The production is sent to the customers through maritime terminal Ponta da Madeira.

(1) The operating lease of the Hispanobras pelletizing plant expires in July 2022, the Itabrasco pelletizing plant in June 2023, the Nibrasco pelletizing plant in December 2025 and the Kobrasco pelletizing plant in 2033.

(2) The environmental operating licenses for the Tubarão pelletizing plants provide capacity of 36.2 Mtpy.

OMAN

Vale Oman Pelletizing Company LLC
Ownership interest	70% participation Partners: OQ S.A.O.C.
Location	Sohar, Oman
Operator	Vale S.A.
Capacity	9.0
Operations

Vale Industrial Complex. Two pelletizing plants with total rated capacity 9.0 Mtpa. The pelletizing plant is integrated with the distribution center, the rated capacity of which is 40.0 Mtpy.

The Oman plant is supplied by iron ore from the Iron Quadrangle of Minas Gerais through the port of Tubarão, and by iron ore from Carajás through the Ponta da Madeira maritime terminal.

Energy	Supplied through the national electric grid.

1.1.4	Iron ore pellet production

The following table presents information about the Companies 's main iron ore pellet production.

	Production for the year ended on December 31,
Company	2021	2020	2019
	(million metric tons)
Vale	31.7	29.7	41.8

(1)       These figures correspond to 100% of the production of Vale's pelletizing plants in Oman and Tubarão and the four pelletizing plants Vale leases in Brazil, and are not adjusted to reflect its ownership.

1.1.5	Customers, sales and commercialization

Vale supplies all of its iron ore and iron ore pellets to the steel industry. The prevailing and expected levels of demand for steel products affect the demand for the Company's iron ore and iron ore pellets. The demand for steel products is influenced by several factors, such as global industrial production, civil construction and infrastructure spending. For further information about prices and demands, see item 10.2 of this Reference Form.

In 2021, China accounted for 64% of Vale's iron ore and pellet shipments and Asia as a whole accounted for 79%, Brazil accounted for 10%, Europe accounted for 7%, followed by the Middle East with 3 % and others with 1%. Vale's ten largest customers together purchased 127 million metric tons of iron ore and pellets from their production, representing 41% of Vale's 2021 iron ore and pellet sales volume and 40% of the total revenues of iron ore and pellets of Vale. In 2021, no individual customer accounted for more than 10% of the Company's iron ore and iron ore pellet shipments.

Of the pellet production in 2021, 59% were blast furnace pellets and 41% were direct reduction pellets. Blast furnace and direct reduction are different technologies used by the steel mills to produce steel, each using different types of pellets. In 2021, the Brazilian and Asian markets (mainly China and Japan) were the main markets for Vale's blast furnace pellets, while the Middle East and North America were the main markets for the Company's direct reduction pellets.

Vale invests in customer service in order to improve its competitiveness. Vale works closely with its customers to understand their goals and provide them with iron ore solutions that meet their specific needs. Through its experience in mining, agglomeration and iron manufacturing processes, Vale seeks technical solutions that enable a balance between the best use of its world-class mining assets and the satisfaction of its customers. Vale believes that its ability to offer customers a complete iron ore solution and the quality of its products are extremely important advantages that help improve its competitiveness against competitors who may be in a more convenient geographic location. In addition to providing technical assistance to its customers, Vale has offices in St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates), Shanghai, Beijing and Qingdao (China), which support the global sales by Vale International. The offices also enable Vale to keep closer contact with its customers, monitor their needs and the performance of their contracts, in addition to assuring that its customers receive the products timely.

Vale sells iron ore and pellets by means of different agreements, including long-term contracts with customers, and on a spot basis, through public offerings and trading platforms. Vale's pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specific periods. In cases where the products are priced before the final price is determinable at the time of delivery, Vale recognizes the sale based on a provisional price with subsequent adjustment to reflect the final price.

In 2021, Vale hedged part of its total exposure to the bunker oil prices, related to long-term contracts related to its international and domestic sales FOB – Free on Board and CFR – Cost and Freight.

1.1.6      Competition

The global iron ore and pellets market is extremely competitive. The main factors that affect the competition are price, quality and variety of the products offered, reliability, operating costs and transport costs.

Asia - Vale's main competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC (“BHP Billiton”), Rio Tinto Ltd. (“Rio Tinto”) and Fortescue Metals Group Ltd. (“FMG”).

Vale is competitive in the Asian market for two main reasons. (1) First, the steel companies generally seek to source the types (or blends) of iron ore and iron ore pellets which can produce the intended end product in the most cost-effective and efficient way. The Company's iron ore has low levels of impurity and other properties which generally lead to lower processing costs. For example, in addition to its high content, the alumina content of the Company's iron ore is very low compared to Australian ores, reducing the coke consumption and increasing the productivity in blast furnaces, which is particularly important in periods of high demand and environmental restrictions. When the market demand is strong, its quality differential often becomes more valuable to the customers. (2) Second, the steel companies generally develop sales relationships based on reliable supply of a specific combination of iron ore and iron ore pellets. The Company's ownership and operation of logistics facilities in the North and Southeast Systems help to assure that its products are delivered on time and at a relatively low cost.

The company relies on long-term charter contracts to secure transport capacity and increase its ability to offer products in the Asian market at competitive CFR prices, despite of the higher freight costs compared to Australian producers.

To support the commercial strategy for the iron ore business, Vale operates two distribution centers, one in Malaysia and one in Oman, and has long-term agreements with nineteen ports in China, which also serve as distribution centers.

In 2015, Vale launched Brazilian Blend Fines (BRBF), a product resulting from the blending of fines from Carajás, which contain higher concentration of iron and lower concentration of silica in the ore, with fines from the South and Southeast Systems, which contain lower concentration of iron in the ore. In August 2018, Metal Bulletin released a new index, the 62% Fe low alumina index, which is based on the Company's BRBF. During 2020, the low alumina index 62% Fe negotiated at premium of US$1.2 per dmt over the index 62% Fe. The resulting blend offers robust performance in any kind of sintering operation. It is produced at the Teluk Rubiah Maritime Terminal in Malaysia and at seventeen distribution centers in China, which reduces the time to reach the Asian markets and increases the Company's distribution capillarity by smaller ships.

In 2019, the Company launched GF88, a new product to supply the growing market for pellet production in China, which consists of fines from Carajás (IOCJ) obtained by means of the grinding process, opening a new market for its high-quality portfolio.

Europe - Vale's main competitors in the European market are Luossavaara Kiirunavaara AB (LKAB), ArcelorMittal Mines Canada Inc., Iron Ore Company of Canada, a subsidiary of Rio Tinto, Kumba Iron Ore Limited and Société Nationale Industrielle et Minière. Vale is competitive in the European market for the same reasons as in Asia and the proximity of its port facilities to the European customers.

Brazil - The Brazilian iron ore market is also competitive and includes several small iron ore producers. Some steel companies, including Gerdau S.A., Companhia Siderúrgica Nacional (CSN), Vallourec Tubos do Brasil S.A., Usiminas and ArcelorMittal also have iron ore mining operations. Although the rice is relevant, quality and reliability are also important competitive factors. Vale believes that its integrated transport systems, high-quality ore and technical services make it a strong competitor in the Brazilian market. Regarding pellets, Vale's main competitors are LKAB, Iron Ore Company of Canada, Ferrexpo Plc, ArcelorMittal Mines Canada, Samarco and Bahrain Steel.

1.2       Manganese ore

1.2.1       Operation and production of manganese ore

Vale conducts its manganese mining operations in Brazil through its parent company Vale S.A. and its wholly-owned subsidiary MCR. The mining operations are carried out under concessions from the Federal Government for indefinite period, subject to the service life of the mines. Its mines produce metallurgical ore, mainly used to produce manganese ferroalloys, a raw material used in the production of carbon steel and stainless steel.

MANGANESE ORE OPERATIONS
AZUL
Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A
Mining titles	Mining concession for indefinite period. Area: 4,650ha
Stage/Operations	Open pit mining operations with on-site processing plant. Crushing, attrition in scrubber and classification stages, producing lump and fines. The Azul mine operations have been suspended since March 2020, due to strategic reviews.
Main licensing conditions	The company has or expects to obtain timely the necessary permits for the operations.
Types of mine and mining styles	High and medium grade oxide ores (24 and 46% manganese grade).

Associated facilities and infrastructure

Processing plant: Crushing, attrition in scrubber and classification stages, producing lump and fines.

Other facilities: Waste and tailings disposal structures.

Logistics: Manganese ore is transported by truck and EFC railroad to the Ponta da Madeira maritime terminal

Energy: Supplied through the national electric grid. Produced directly by Vale or acquired by means of energy purchase contracts.

URUCUM
Ownership interest	100%
Location	State of do Mato Grosso do Sul, Brazil.
Operator	MCR
Mining titles	Mining concession for indefinite term. Area: 2,885ha
Stage/Operations	Underground mining operations and on-site processing plant. Crushing, screening and separation of dense heavy medium DMS/HMS process producing lump for the ferroalloy plants in Barbacena and Ouro Preto. The Urucum mine operations have been suspended since October 2021 due to strategic review.
Main licensing conditions	The company has or expects to obtain timely the necessary permits for the operations.
Types of mine and mining styles	High and medium grade oxide ores (average grade of 46% manganese grade).
Associated facilities and infrastructure

Processing plant: Crushing, screening and separation of the DMS/HMS process of dense heavy medium, producing lump for the ferroalloy plants in Barbacena and Ouro Preto.

Other facilities: Tailings disposal structures.

Logistics: The manganese ore is transported by barges which cross the Paraguay and Paraná rivers for transshipment at the port of Nueva Palmira, in Uruguay, or delivered to the customers in Corumbá.

Energy: Supplied through the national electric grid. Acquired by means of energy purchase contracts.

The following table presents information on the Company's manganese ore production, obtained after the beneficiation and mass recovery process.

		Production for the year ended on December 31,			2021
Mine	Type	2021	2020	2019	Recovery process(1)
		(million metric tons)			(%)
Azul	Open-pit	0	0.2	1.0	-
Urucum	Underground	0.2	0.4	0.4	85.5
Total		0.2	0.7	1.6	85.5
(1)	Percentage of run-of-mine recovered in the beneficiation process.

1.2.2        Manganese ore: sales and competition

The manganese ore markets are highly competitive. There is competition in the manganese ore market in two segments. High and medium grade manganese ore competes on a global maritime basis, while low grade ore competes regionally. For some manganese ferroalloys, especially ferromanganese, high grade manganese ores are required to achieve competitive quality and cost, while medium to low grade ores can be used in silicomanganese production.

In the last years, contained metal production has grown more strongly than gross weight production. This is due to the fact that the average manganese grade of the global ore production has increased, mainly as a result of the drop in the production of very low grade ores in China.

On a low-profile manganese basis, the top five producing countries are South Africa, Australia, Gabon, Ghana, Brazil and China, which together accounted for 84% of the production in 2020. The geographic distribution of the manganese ore production is quite similar to that of global reserves. The most significant trend in manganese ore production over the past two decades has been huge increase in the production in South Africa, and a corresponding drop in the Chinese production. The last two years have also seen significant increase in the production outside South Africa, mostly in four other African countries (Ghana, Gabon, Côte d'Ivoire and Zambia). Brazil is the fifth largest producing country; with rather stable production for most of the last decade, before substantial increase in 2019.

Vale competes in the seaborne market with high and medium grade ores from the Azul and Urucum mines, where it benefits from broad synergies with its iron ore operations, from the mine to the railway, port and ship operations. Its main competitors in this segment are South32 (Australia and South Africa) and Eramet (Gabon).

1.2.3       Operations and production of manganese ferroalloys

Vale does not produce manganese ferroalloys any longer. In January 2022, the Company sold its ferroalloy operations in Barbacena, Ouro Preto, in the state of Minas Gerais, to VDL. In 2020, its operations in Simões Filho, Bahia were closed.

The following table presents information about Vale's production of manganese ferroalloys.

	Production for the year ended on December 31,(1)
Plant	2021	2020	2019
	(thousand metric tons)
Barbacena	54	51	54
Ouro Preto	17	11	11
Simões Filho	-	11	86
Total	71	73	151

(1) The production numbers reflect hot metal, which is further processed by a crushing and screening unit. The average mass recovery in this process is 85%.

1.3       Logistic and energy assets to support the ferrous minerals operations

1.3.1 Railways

Estrada de Ferro Vitória a Minas (“EFVM”). EFVM connects the Southeastern System mines in the Iron Quadrangle region, in the Brazilian state of Minas Gerais, to the port of Tubarão, in Vitória, in the Brazilian state of Espírito Santo.

Vale operates this 888-kilometer railroad under a concession agreement, which has been recently renewed and will expire in 2057.

EFVM consists of two track lines which extend for a distance of 584 kilometers to enable continuous railway travel in opposite directions, and single-track branches of 304 kilometers. The industrial producers are located in this area and the main agricultural regions are also accessible to it.

VLI S.A (“VLI”) has rights to purchase railway transport capacity on railroad EFVM.

In 2021, railroad EFVM transported 74,685 million tons of iron ore and 20,943 million tons of other cargo. EFVM also transported 0.4 million passengers in 2021. In 2021, Vale had a fleet of 321 locomotives and 12,298 wagons on EFVM, which were operated by Vale and third parties.

Estrada de Ferro Carajás (“EFC”). Railroad EFC connects the Northern System mines in the Carajás region, in the Brazilian state of Pará, to the maritime terminal of Ponta da Madeira, in São Luis, in the Brazilian state of Maranhão.

Vale operates railroad EFC under a concession agreement, which has been recently renewed and will expire in 2057. EFC extends for 997 kilometers from the Carajás mines to the facilities at the Ponta da Madeira maritime terminal complex. Its main cargo is iron ore, transported mainly for the Company.

VLI has rights to purchase railway transport capacity on railroad EFC.

In 2021, EFC transported 188,335 million tons of iron ore and 14,020 million tons of other cargo. EFC also transported 187,000 passengers in 2021. EFC supports the largest train in terms of capacity in Latin America, which measures approximately 3.4 kilometers, weighs approximately 41,500 gross tons when loaded and is composed of 333 wagons. In 2021, EFC had a fleet of 298 locomotives and 25,175 wagons, which were operated by Vale and third parties.

The main cargo items of railroads EFVM and EFC are:

o	iron ore and iron ore and manganese ore pellets, transported to Vale and customers;
o	steel, coal, pig iron, limestone and other raw materials transported to customers with steel mills located along the railroad;
o	agricultural products, such as soybeans, soybean meal and fertilizers; and
o	other general cargo, such as pulp, fuels and chemical products.

Vale charges market freight prices to the customers, including iron ore pellets coming from joint ventures and other companies in which it does not have 100% equity interest. The market prices vary according to the distance, the type of product transported and other criteria, subject to price ceilings set in the respective concession contracts, and are regulated by the Brazilian transport regulatory agency, ANTT (Brazilian Road Transport Agency).

1.3.2 Ports and maritime terminals

Brazil

Vale operates ports and maritime terminals mainly as means to complete the delivery of its iron ore and iron ore pellets to bulk carriers serving the seaborne market. Vale also uses its ports and terminals to move customers' cargo.

Ports of Tubarão and Praia Mole. The port of Tubarão, which covers an area of 18 square kilometers, is located in the Brazilian state of Espírito Santo and contains the iron ore maritime terminal and the general cargo terminals (Liquid Bulk Terminal and Miscellaneous Product Terminal).

•	In the iron ore maritime terminal, there are two piers. From this terminal in the port of Tubarão, Vale exports mainly iron ore produced in its Southeastern system. In the iron ore maritime terminal, there is a storage yard with capacity of 2.9 million tons. In 2021, 57.6 million metric tons of iron ore and iron ore pellets were shipped from the terminal to the Company.

•	Pier I can accommodate two vessels at a time, one up to 170,000 DWT on the south side, and one up to 210,000 DWT on the northern side. At Pier I, there are two ship loaders, which can load up to 13,500 tons per hour each.

•	Pier II can accommodate one vessel of up to 405,000 DWT at a time, limited to draft of 23 meters. At Pier II, there are two ship loaders that work alternately and can load up to 16,000 metric tons per hour each continuously.

•	The Terminal de Produtos Diversos handled 5.95 million metric tons of grains and fertilizers in 2021. VLI has the right to purchase the capacity of the Terminal de Produtos Diversos upon agreement on volume with the Company.

•	The Terminal Granéis Líquidos handled 0.6 million metric tons of fuel in 2021. VLI has the right to purchase the capacity of the Liquid Bulk Terminal upon agreement on volume with the Company.

The port of Praia Mole is also located in the Brazilian state of Espírito Santo. Praia Mole Terminal is mainly a coal terminal and handled 12.05 million metric tons of coal and other related cargo in 2021. VLI has the right to purchase capacity from the Praia Mole terminal upon agreement on volume with the Company.

Ponta da Madeira Maritime Terminal. The Ponta da Madeira maritime terminal is located in the Brazilian state of Maranhão.

•	Pier I can accommodate ships of up to 420,000 DWT and has maximum loading rate of 16,000 metric tons per hour. Pier III, where there are two berths and three shippers, can accommodate ships of up to 210,000 DWT in the south berth and 180,000 DWT in the north berth (or two ships of 180,000 DWT simultaneously), subject to the tidal conditions, and has maximum loading rate capacity of 8,000 metric tons per hour on each loader.

•	Pier IV (south pier) has capacity to receive ships of up to 420,000 DWT and there are two ship loaders which work alternately with a maximum loading rate of 16,000 tons per hour.

•	In 2018, Vale received customs authorization from the Brazilian tax authorities for operations at Pier IV (north pier). The cargo shipped through the Ponta da Madeira maritime terminal consists of the production of iron ore, pellets and manganese in the Northern System. Pier IV (north pier) has capacity to receive ships of up to 420,000 DWT and there are two ship loaders which operate alternately with a maximum loading rate of 16,000 metric tons per hour.

•	In 2021, 182.9 million metric tons of iron ore, pellets and manganese were shipped through the terminal. In the Ponta da Madeira maritime terminal, there is a storage yard with static capacity of 7.2 million tons.

Itaguaí Maritime Terminal – Cia. Portuária Baía de Sepetiba (“CPBS”). From this terminal, Vale exports mainly iron ore from the southern system. CPBS is a wholly-owned subsidiary which operates the Itaguaí terminal at the Port of Itaguaí, in Sepetiba, in the Brazilian state of Rio de Janeiro, which is leased from Companhia Docas do Rio de Janeiro (CDRJ) until 2026, with a proposal for extension for another 25 years, currently under analysis by the Ministry of Infrastructure, the federal regulatory agency and the Port Authority. In the Itaguaí port terminal, there is a pier with a berth which enables handling of ships with draft of up to 17.8 meters and approximately 200,000 DWT capacity. In 2021, the terminal loaded 16.3 million tons of iron ore.

Ilha do Guaíba Maritime Terminal. From this terminal, Vale exports mainly iron ore from its southern system. Vale operates a maritime terminal on the Guaíba Island in the Sepetiba Bay, in the Brazilian state of Rio de Janeiro. In the iron ore terminal, there is a pier with two berths which enables loading of ships of up to 350,000 DWT. In 2021, the terminal loaded 26.5 million tons of iron ore.

Gregório Curvo River Terminal (“PGC”). This terminal is responsible for loading barges with iron ore from the Central-West System destined for the Argentine market and the port of Corporación Navios (Uruguay) for transshipment to ocean vessels. It is located on the left bank of the Paraguai River in the municipality of Corumbá, state of Mato Grosso do Sul. In 2021, the terminal loaded 1.9 million tons of iron ore.

Uruguay

Since October 2017, the subsidiary of Companhia Vale Logística Uruguay S.A. (“VLU”) contracts third-party services to operate the Corporación Navios port terminal in the Nueva Palmira Free Trade Zone, Uruguay. The port terminal offers facilities for unloading, storage, weighing and loading of bulk from Corumbá, Brazil by river barge for transshipment to ocean vessels destined for the Brazilian, Asian and European markets. In 2021, Vale handled 0.2 million metric tons of iron ore and manganese through the Corporación Navios port.

Oman

Vale Oman Distribution Center LLC is part of the Oman Industrial Complex and operates a mixing and distribution center in Liwa, Sultanate of Oman. In the maritime terminal, there is a large deep-water pier, a 600-meter long platform connected to the coast through a 700-meter long trestle and it is integrated into a storage yard with capacity to handle 40 Mtpy of iron ore and iron ore pellets per year. The rated loading capacity is 10,000 metric tons per hour and the rated unloading capacity is 9,000 metric tons per hour.

Malaysia

Maritime Terminal Teluk Rubiah (“TRMT”). TRMT is located in the Malaysian state of Perak and there is a pier with two berths which enables unloading of ships of approximately 400,000 DWT capacity and loading of ships of up to 220,000 DWT capacity. In 2021, the terminal unloaded 20.4 million tons of iron ore and loaded 20.1 million tons of iron ore.

Shipment - Ocean shipment of iron ore and pellets

In 2021, Vale shipped approximately 261 million metric tons of iron ore and pellets in transactions in which it was responsible for the transport. Vale shipped high quantity of its iron ore products from Brazil to Asia through long-term charter contracts with owners of very large ore carriers (VLOCs). These vessels reduce the energy consumption and the greenhouse gas emissions by transporting higher quantity of cargo in a single voyage, offering lower shipping costs. In addition, this dedicated fleet protects the Company from most of the volatility and the strength of the capesize spot market. In 2021, approximately 127 million metric tons of iron ore products were transported under long-term charter contracts on VLOCs of 400,000 DWT and 325,000 DWT.

Considering the IMO regulation limiting the global sulfur emissions to 0.5%, which took effect in January 2020, the Company has negotiated the installation of scrubbers on most vessels employed under long-term charter contracts. These purifiers will enable it to continue supplying fuel oil with high sulfur content, complying with the new regulation.

In January 2021, following the Company's new approach to risk management, it decided to phase out gradually or replace all converted ships involved in its cargo transport, either through early termination or amendment of contracts. Its competitiveness in freight is preserved through long-term contracts with shipowners for the use of more efficient and modern vessels, such as Valemax and Guaibamax.

Paraná—Paraguay Waterway System

Through its subsidiary, Transbarge Navegación, and other chartered convoys, Vale transports iron ore and manganese through the waterway system of Paraná and Paraguay. The barges are unloaded at local customer terminals in Argentina or at a contracted terminal in the Zona Franca Nueva Palmira in Uruguay, where the ore is loaded onto ocean vessels. The Company transported 1.52 million metric tons through the waterway system in 2021, including 1.29 million metric tons of ore to the terminals of its local customers and 0.23 million metric tons of ore through the contracted port terminal in Uruguay .

1.3.3 Energy

Vale develops its energy assets based on the current and forecast energy needs of its operations, with the purpose to reduce its energy costs, minimizing the risk of energy shortages and meeting its consumption needs through renewable sources.

The energy management and the efficient supply in Brazil are priorities for the Company, given the uncertainties associated with changes in the regulatory environment and the risk of increase of the electricity prices. In 2021, Vale's installed capacity in Brazil was 1.8 GW, coming from plants owned directly and indirectly. Vale uses the electricity produced by these plants for its internal consumption needs. Currently, Vale has direct interests in three hydroelectric plants and owns two small hydroelectric plants:

o	Candonga Hydroelectric Power Plant, located in the Southeast region, whose operations have been suspended since November 2015 due to the rupture of the Samarco tailings dam.
o	The Machadinho Hydroelectric Power Plant, located in the South region.
o	The Estreito Hydroelectric Power Plant, located in the North region.
o	The Small Hydroelectric Power Plants of Glória and Nova Maurício, in the process of divestment, located in the South region.

By means of its 55% interest in Aliança Geração de Energia S.A. (“Aliança Geração”), Vale also has indirect interests in the hydroelectric plants of Igarapava, Porto Estrela, Funil, Candonga, Aimorés, Capim Branco I, Capim Branco II located in the Southeast Region, and additionally, it has indirect interest in Santo Inácio, a wind farm located in the Brazilian state of Ceará, which started operation in December 2017. Part of the electricity generated by these assets is supplied to Vale's operations through power purchase agreements with Aliança Geração.

Vale also has indirect interest of 4.59% in Norte Energia S.A. (“Norte Energia”), through its 51% interest in Aliança Norte Energia, a joint venture with Cemig Geração e Transmissão S.A. Norte Energia is the company created to develop and operate the Belo Monte hydroelectric plant in the Brazilian state of Pará, which started operation in April 2016 and started the last of its 24 turbines in 2019. The participation in the Belo Monte project gives Vale the right to purchase 9% of the electric power generated by the plant, which has already been contracted through a long-term power purchase agreement with Norte Energia.

In order to reach 100% renewable electricity in Brazil by 2025 and increase the renewable energy sources, in addition to the Sol do Cerrado project announced in December 2020, a long-term power supply contract for 20 years was signed. Under this long-term contract, the power will be supplied by the Folha Larga Sul wind farm, a 151.2 MW project in Campo Formoso, Bahia, Brazil. This project went into commercial operation in the second half of 2020. The agreement also includes an option to purchase future assets owned by Vale. In 2019, the construction of two wind farms (Gravier and Acauã) was also approved in the Brazilian states of Ceará and Rio Grande do Norte, respectively, through Aliança Geração. The projects total 180.6 MW installed capacity and will start commercial operation by 2022.

In order to avoid high costs and energy shortages, in addition to investing in its own plants and entering into long-term energy purchase agreements, in 2021, the Company started partnerships to use battery energy storage systems in its operations in Sudbury, Canada, and at the maritime terminal of Ilha do Guaíba, Brazil.

2. Base Metals

2.1       Nickel

2.1.1        Properties

Vale conducts its nickel operations mainly through three regional production systems. Its wholly-owned subsidiary Vale Canada operates two nickel production systems (i) the North Atlantic region comprising Canada and the United Kingdom and (ii) the Asia-Pacific region comprising Indonesia and Japan. The Company also operates a third nickel production system in its South Atlantic region in Brazil. It also produces copper as a co-product and cobalt, PGMs, gold and silver as by-products in its nickel operations in Canada.

The Company's nickel operations are presented in the following tables:

NICKEL OPERATIONS AND PROJECTS
NORTH ATLANTIC OPERATIONS
SUDBURY

Ownership interest	100%
Location	Ontario, Canada
Operator	Vale Canada
Mining titles(1)

- Mining Patent (mining concessions) without validity date.

- Mining Leases (mining concessions) expiring between 2022 and 2042.

- Mining License of Occupation (mining concessions) with renewable terms.

The Company can continue operating during the renewal process.

Hectares: 8,437ha

Stage/Operations	Production stage since 1885. Integrated operations of underground/open-pit mining, grinding, casting and refining.
Main licensing conditions	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Nickel and copper. Essentially underground mining operations with nickel sulphide ore, which also contains copper, cobalt, PGMs, gold and silver.

Associated facilities and infrastructure

Processing facilities: Grinding, casting and refining facilities. In Ontario, Vale also processes external ores from third parties and from the Company's operation in Thompson. The raw materials from its Sudbury operations are sent to its Port Colborne Process Refinery, where the nickel and cobalt products from the refineries (Copper Cliff Nickel Refinery - CCNR and Long Harbor - LH) are received, treated and/or packaged. In addition to producing finished nickel in Sudbury, the Company sends an intermediate nickel oxide product to its nickel refinery in Clydach, Wales, UK, for processing into end products.

Other facilities: Waste and tailings disposal structures.

Logistics: The factories are located on the Trans Canada road and on the two main railroads that run through the Sudbury area. The finished products are delivered to the North American market by truck and railway. For customers abroad, the products are loaded into containers and travel inter-modally (truck/rail/container) through the Canadian ports (Quebec, Trois Rivieres), the bulk material (Copper Concentrate) is sold directly to the market and shipped bulk via Canadian port (Quebec, Trois Rivers)

Energy: Supplied by the power grid of the Province of Ontario and produced directly by Vale Canada via hydroelectric generation.

(1) The description in the Mining titles field is limited to the bonds that support mineral resources and reserves only.

THOMPSON

Ownership interest	100%
Location	Thompson, Manitoba, Canada
Operator	Vale Canada
Mining titles

The Mineral Resources are supported by Order in Council (OIC) (mining concessions) and Mining Claims (research permits) which are in good standing and expire between 2021 and 2025, depending on the original OIC license terms, in addition to Mining Leases (mining concessions). As set in the Transition Agreement with the government of the Province of Manitoba, these bonds will be renewed for Mining Leases and Mining Claims, with renewable terms of 21 years and 2 years, respectively.

Hectares: 1,793ha.

Stage/Operations	Production stage since 1961. Integrated underground mining and open-pit operations.
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Nickel Mainly underground mining operations with nickel sulphide ore, which also contains some copper, PGMs and cobalt.

Associated facilities and infrastructure

Processing plant: Since the second half of 2018, the Company has started to ship most of the nickel concentrate from Thompson to be processed in Sudbury. Since the second half of 2021, the Company has started to ship most of the nickel concentrate from Thompson to be processed at the Long Harbor facility; however, the material will be directed to Sudbury sometimes depending on the operations requirements.

Other facilities: Waste and tailings disposal structures.

Logistics: From Thompson, the nickel concentrate is transported by truck to Winnipeg (Manitoba) or Sudbury (Ontario) or Trois-Rivières (Quebec). From Winnipeg, the material is transported to Sudbury or Trois-Rivieres. The material stored at the port of Trois-Rivieres is loaded on board of a vessel to the final destination (Long Harbor Newfoundland and Labrador) for processing.

Energy: Hydroelectric power supplied by the Manitoba Province concessionaire.

(1) The description in the Mining titles field is limited to the bonds that support mineral resources and reserves only.

VOISEY'S BAY AND LONG HARBOR

Ownership interest	100%
Location	Newfoundland and Labrador, Canada
Operator	Vale Newfoundland & Labrador Limited, which is wholly owned by Vale Canada
Mining titles (1)	Mining Lease (mining concession) due in 2027 with the right to renewals for 10-year periods. Hectares: 1,595ha
Stage/Operations	Production stage since 2005. Integrated mine and mill operation in Voisey's Bay producing nickel and copper concentrates. In 2022, the Voisey Bay Expansion Project, which provides access to two underground deposits, is scheduled for completion.
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Nickel and copper. Open pit and mainly underground mining operations with nickel sulfide ore bodies, which also contain some copper and cobalt.

Associated facilities and infrastructure

Processing plant: Nickel concentrate refining from Voisey's Bay Labrador at the Company's Long Harbor, Newfoundland complex, which produces finished metal products with expected rated capacity of approximately 50,000 metric tons of refined nickel per year. The Long Harbor facility is processing concentrate feed from Voisey's Bay, and in the second half of 2021, started processing additional feed from Thompson, Manitoba. The copper concentrate from the Voisey's Bay mines is sold directly to the market.

Other facilities: Waste and tailings disposal structures.

Logistics: The copper and nickel concentrates from Voisey's Bay are transported to the port by transport trucks and then shipped by bulk ship to markets abroad (copper) or to Long Harbor facilities (nickel) for further processing. The feed from Thompson is shipped by train and ships to Long Harbor for processing.

Energy: The power in Voisey's Bay is 100% supplied by Vale's diesel generators. The power at the Long Harbor refinery is supplied by the utility company of the province of Newfoundland and Labrador.

(1) The illustrated mining titles area is limited to those where the Company has reserves and associated resources.

ASIA/PACIFIC OPERATIONS
PTVI

Ownership interest	Property of PT Vale Indonesia Tbk (“PTVI”). Vale indirectly holds 44.34% of PTVI (Sumitomo Metal Mining (“Sumitomo”) holds 15.03%, PT Indonesia Asahan Aluminum (Persero) (“Inalum”) holds 20%, Sumitomo Corporation holds 0.14% and the public holds 20.49%).
Location	- Sorowako - Province of South Sulawesi. - Bahodopi 2/3 Province of Central Sulawesi. - Province of Pomalaa Southeast Sulawesi.
Operator	PTVI
Mining titles(1)	The Contract of Work expires in 2025, with the right to two consecutive ten-year extensions. Hectares: 118,017ha
Stage/Operations	Sorowako: Production stage since 1978 and develops mining activities, adding value with the casting process in the production of nickel matte. Bahodopi and Pomalaa: Exploration Stage
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.

Types of mine and mining styles	Open pit mining of laterite nickel which also contains cobalt.
Associated facilities and infrastructure

Processing plant: PTVI extracts laterite nickel ore and produces nickel matte, which is mainly shipped to Vale’s nickel refinery in Japan. According to the mine life contracts, PTVI sells part to Vale Canada (currently 80%) and part to Sumitomo (currently 20%). The annual share of Vale Canada in PTVI's offtake may change based on the total production of PTVI.

Other facilities: Waste disposal structures.

Logistics: The nickel matte product of PTVI is transported by truck for approximately 55 km to the river port of Malili and then loaded onto barges.

Energy: Produced mainly by PTVI's low-cost hydroelectric power plants on the Larona River (currently there are three facilities). PTVI has thermal generation facilities to complement its hydroelectric power supply with source of energy which is not subject to hydrological factors.

(1) The illustrated Mining titles area is limited to those where the Company has reserves and associated resources.

SOUTH ATLANTIC OPERATIONS
ONÇA PUMA

Ownership interest	100%
Location	Pará, Brazil
Operator	Vale S.A.
Mining titles(1)	Mining concession without validity period. Hectares: 14,787ha
Stage/Operations	Production stage since 2011. Mining and smelting operation producing high-quality ferronickel for deployment in the stainless steel industry.
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Laterite nickel deposit, open pit mining.

Associated facilities and infrastructure

Processing plant: The operation produces ferronickel through an electric kiln process in a rotary kiln. Currently, the Company operates a single line with electric kiln and two lines of calcining and rotary kilns, with estimated rated capacity of 27,000 metric tons per year. The Company will evaluate opportunities to rebuild second-line operations considering the market conditions and the associated business case. For further information, see item 4.3 a 4.8 of this Reference Form.

Other facilities: Waste and tailings disposal structures.

Logistics: Ferro-nickel is transported by truck to the Vila do Conde maritime terminal in the Brazilian state of Pará and exported in maritime containers.

Energy: Supplied through the national electric grid. Produced directly by the Company´s plants or acquired by means of energy purchase contracts.

(1) The illustrated mining title area is limited to those where Vale has reserves and associated resources.

NICKEL REFINERIES

Long Harbour, Port Colborne and Copper Cliff are described as part of the summary of the Canadian operations above.

	CLYDACH	MATSUSAKA	KAOHSIUNG(1)	DALIAN
Ownership interest	100%	Vale holds 87.2% of the shares and Sumitomo holds the rest of the shares.	100%	Vale holds 98.3% of the equity interest and Ningbo Sunhu Chemical Products Co., Ltd. holds the remaining 1.7%.
Location	Clydach, Wales (United Kingdom)	Matsusaka, Japan	Kaohsiung, Taiwan	Liaoning, China
Operator	Vale Europe Limited	Vale Japan Limited	Vale Taiwan Limited	Vale Nickel (Dalian) Co., Ltd

Capacity	Independent nickel refinery (nickel refining producer), with rated capacity of 40,000 tons per year.	Independent nickel refinery (producer of intermediate and finished nickel), with rated capacity of 60,000 metric tons per year for intermediate nickel products (for finished nickel products capacity, the estimated capacity is 30,000 mt).	Independent nickel refinery (finished nickel production), with rated capacity capacity of 18,000 metric tons per year.	Independent nickel refinery (finished nickel production), with rated capacity capacity of 32,000 metric tons per year.
Operations	It processes intermediate nickel product, nickel oxide, supplied by the Sudbury and Matsusaka operations to produce finished nickel in the form of powders and pellets.	It produces intermediate products for further processing at refineries in the UK and Canada, and finished nickel products using nickel matte coming from PTVI.

Vale produces finished nickel for the stainless steel industry, mainly using intermediate products from the Matsusaka operations.

The operations of this plant were suspended in 2017 due to market conditions, and currently, it remains under care and maintenance .

It produces finished nickel for the stainless steel industry, using mainly intermediate products from the Matsusaka operations.

Vale suspended operations at this plant in 2020 and signed a purchase agreement for the sale of the plant in December 2021, with the sale expected to close in 2022.

Energy	Supplied through the national electric grid.	Supplied through the national electric grid. Acquired from regional public service companies.	Supplied through the national electric grid. Acquired from regional public service companies.	Supplied through the national electric grid. Acquired from regional public service companies.
Logistics	Transported to the end customer in the UK and mainland Europe by truck. The products for foreign customers are transported to the ports of Southampton and Liverpool and shipped by ocean containers.	Products transported by public road to customers in Japan. For customers abroad, the product is loaded into containers at the factory and shipped from the ports of Yokkaichi and Nagoya.	Transported on public roads for customers in Taiwan. For customers abroad, the product is loaded into containers at the factory and shipped from the port of Kaoshiung.	Product transported on public roads by truck and railway to customers in China and shipped in ocean containers to customers abroad and some domestic customers.

(1) Currently in care and maintenance.

2.1.2       Production

The following table presents Vale’s annual mining production by mine in operation (or aggregate for the Sulawesi operating areas operated by PTVI, Indonesia, because it is organized by mining areas and not by individual mines) and the average percentage grade nickel and copper. The production from the mine in Sulawesi represents the product of PTVI's screening station delivered to PTVI's processing plant and does not include loss of nickel due to drying and smelting. For Vale's Sudbury, Thompson and Voisey's Bay operations, the production and average grades represent run-of-mine delivered to the respective processing plants of those operations and do not include adjustments due to processing, smelting or refining. For the Vale de Onça Puma operation in Brazil, production and average grade represent local ore production at the site and do not include loss due to processing.

	2021(1)			2020(1)			2019(1)

	Production	Content		Production	Content		Production	Content
		Cu	Ni		Cu	Ni		Cu	Ni
Sudbury, Ontario
Copper Cliff North	468	1.57	1.26	580	1.49	1.30	644	1.72	1.38
Creighton	330	2.76	2.59	508	2.78	2.60	613	2.67	2.68
Garson	410	1.14	1.39	485	1.05	1.52	641	1.32	1.77
Coleman	664	3.33	1.36	1,038	3.41	1.43	1,102	3.80	1.47
Totten	256	1.59	1.18	637	1.83	1.31	669	2.08	1.33
Ontario - total	2,129	2.22	1.51	3,248	2.30	1.58	3,669	2.50	1.68
Manitoba
Thompson	646	-	1.85	691	-	1.93	859	-	1.78
Voisey’s Bay
Ovoid	2,061	1.07	2.04	1,588	1.16	2.19	2,116	1.19	2.21
Indonesia
Sorowako(2)	4,149	-	1.79	4,163	-	1.82	4,286	-	1.89
Brazil
Onça Puma(3)	2,016	-	2.11	3,429	-	1.58	321	-	1.40

(2)       Production is expressed in thousands of tons. The grade is % copper or nickel, respectively.

(3)       These numbers correspond to 100% of the production and are not adjusted to reflect Vale's share. The Company holds 44.34% interest in PTVI.

(4)       The mining activities in Onça Puma were suspended from September 2017 to September 2019.

The following table provides information about the Company's nickel production, including: nickel refining through its facilities and designated intermediaries for sale. The numbers below are reported based on the source of nickel ore.

		Finished production by ore source for the year ended on December 31
Mine	Type	2021	2020	2019
		(thousand metric tons containing nickel)
Sudbury	Underground	32.18	43.28	50.80
Thompson	Underground	5.88	10.60	11.27
Voisey’s Bay (1)	Open pit	38.13	35.70	35.36
Sorowako (2)	Open pit	65.4	72.20	71.00
Onça Puma	Open well	19.07	16.00	11.64
External (3)	-	6.05	6.59	7.33
Total (4)		168.04	183.73	184.61

(1)       Includes refined nickel produced in Long Harbour.

(2)       These figures have not been adjusted to reflect the Company's share. The Company holds 44.34% interest in PTVI.

(3)       Finished nickel processed at the Company's facilities using feeds purchased from third parties.

(4)       These figures do not include feed tolls to unrelated parties.

2.1.4       Customers and sales

Vale's nickel customers are widely distributed throughout the world. In 2021, 36.5% of Vale's total refined nickel sales were delivered to customers in Asia, 27.8% in Europe, 33.5% in North America, and 2.2% in other markets. Vale has short-term fixed-volume contracts with customers for most of the expected nickel sales for the year. These contracts generally provide stable demand for a significant part of the Company's annual production. In addition, the Company entered into a long-term contract to sell its Class I nickel to the North Atlantic electric vehicle market.

Nickel is a metal traded on exchange , currently listed on the London Metal Exchange (“LME”) and the Shanghai Futures Exchange (“SHFE”), and most nickel products are priced according to the a discount or premium in relation to LME price, depending mainly on the physical and technical characteristics of the nickel product. Vale’s finished nickel products represent what is known in the industry as “primary” nickel, i.e., nickel produced mainly from nickel ores (as opposed to “secondary” nickel, which is recovered from recycled nickel-containing material). The finished primary nickel products distinguishable by the following characteristics, which determine the price level of the product and the suitability for different end-use applications:

•	nickel grade and purity level: (i) intermediate products contain different levels of nickel grade, (ii) nickel pig iron contains 1.5%-15% nickel, (iii) ferronickel contains 15%-40% nickel, (iv) nickel refined with less than 99.8% nickel, including products, such as Tonimet™ nickel, (v) standard LME grade nickel contains at least 99.8% nickel and (vi) high purity nickel contains at least 99.9% nickel and no specific elemental impurities;
•	shape (as discrete or filamentous powders, pellets, discs, squares and strips);

•	size (from micron dust particles to full-sized large cathodes); and
•	packaging (such as bulk, 2 ton bags, 250 kg drums, 10 kg bags).

In 2021, the top first applications for primary nickel were:

•	stainless steel (69% of the global nickel consumption);
•	non-ferrous alloys, steel alloys and smelting applications (12% of the global nickel consumption);
•	nickel plating (6% of the global nickel consumption);
•	batteries (11% of the global nickel consumption); and
•	others (2% of the global nickel consumption).

In 2021, 80% of Vale's refined nickel sales were made for non-stainless steel applications, compared to the industry average for nickel producers of 31%. This brings more diversification and stability of the sales volume to Vale's nickel revenues. As a result of Vale's focus on higher value segments, the average realized prices of refined nickel typically exceed LME nickel spot prices.

Vale offers sales and technical support to its customers globally through an established marketing network, headquartered in Toronto, Canada. Vale has a well-established global marketing network for finished nickel, with sales and technical support distributed worldwide present in Singapore and Toronto (Canada) and sales managers located in St. Prex (Switzerland), Paramus, New Jersey (United States), and different locations across Asia. For information about demand and prices, see item 10.2 of this Reference Form.

2.1.5        Competition

The global nickel market is highly competitive. Vale's main competitive strengths include its long-life mines, sophisticated exploration and processing technologies and a diversified product portfolio. Its global marketing reach, diverse product mix and technical customer support direct its products to applications and geographic regions that offer the highest margins for its products.

Vale’s nickel production represented 6.1% of the global primary nickel consumption in 2021. In addition to Vale, the largest integrated mine-to-market producers in the nickel industry (each with their own integrated facilities, including nickel mining, processing, refining and trading operations) are Nornickel, Glencore, Jinchuan Nonferrous Metals Corporation, Tsingshan Group and Jiangu Delong Nickel. Together with Vale, these companies accounted for around 45.2% of the global refined primary nickel production in 2021.

The quality of the nickel products determines their suitability for the market. Products Class I Superior with higher nickel grade and lower levels of deleterious elements, are more adequate for high-quality nickel applications, such as the growing electric vehicle (battery) market and use in specialized industries (e.g. , aircraft and spacecraft) and get higher premium. Products Class I Inferior with slightly higher levels of impurities compared to products Class I Superior are adequate for more general nickel applications, such as cast alloys and generally get lower premium compared to products Class I Superior. Class II products, with lower nickel grade and higher levels of deleterious elements, are most commonly used in the manufacture of stainless steel. Intermediate products do not represent finished nickel production and are usually sold at discount as they still have to be processed before being sold to the end customers.

Most of the world's nickel production is composed of Class II nickel products (62% of the global market in 2021), which include nickel pig iron (NPI) and ferronickel (nickel grade below 99%). Most of the Company's products are high quality nickel products, making it the preferred supplier for special nickel applications. In 2021, 68% of its nickel products were Class I, 24% were Class II and 8% were Intermediates.

Although the stainless steel production is one of the main drivers of the global nickel demand, the stainless steel producers can obtain nickel with a wide range of nickel grade, including secondary nickel (scrap). The choice between primary and secondary nickel is broadly based on their relative prices and availability.

The competition in the nickel market is mainly based on quality and reliability of supply and price. The Company's operations are believed to be competitive in the nickel market due to the high quality of the Company's nickel products.

2.2 Copper

2.2.1 Properties

The Company conducts its copper operations mainly through its parent company Vale S.A. and its wholly-owned subsidiary Salobo Metais S.A. in Brazil, and through its subsidiary Vale Canada in Canada.

COPPER OPERATIONS AND PROJECTS

BRAZIL

SOSSEGO
Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A.
Mining titles	Mining concession and mining request without validity period. Involved area: 117,508.39ha
Stage/Operations	Production stage since 2004. Two main open pits (Sossego and Sequerinho) and a processing unit to concentrate the ore and satellite deposits (projects 118, Cristalino, Bacaba and Mata II).
Main licensing conditions

The company has or expects to obtain timely the necessary permits for the operations.

The Company is in process of obtaining or renewing (i) licenses for tailings and waste disposal facilities and (ii) social licenses related to projects. For further information, see item 7.5 of this Reference Form.

Types of mine and mining styles	Iron-copper-gold oxide (IOCG) deposit, with copper as the main element of economic interest, mined by the open pit method.
Associated facilities and infrastructure

Processing facilities: The raw ore (run-of-mine) is processed at Sossego's processing facilities in four main stages: crushing, grinding, flotation and concentrate filtering.

Other facilities: Waste and tailings disposal structures.

Logistics: The Company transports the concentrate by truck to a storage terminal in Parauapebas and then transports it via railroad EFC to the Port of Itaqui in São Luís, state of Maranhão. At the Port of Itaqui, the Company leased a storage terminal until 2023, with proposal to extend it for another 20 years, currently under analysis by the competent bodies.

Energy: Supplied through the national electric grid. Produced directly by the Company or acquired by means of energy purchase contracts.

SALOBO
Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Salobo Metais S.A.
Mining titles	Mining concession without validity period. Involved area: 9,181ha

Stage/Operations	Production stage since 2012. Integrated open-pit mining and grinding.
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Iron-copper-gold oxide (IOCG) deposit, with copper and gold as the main elements of economic interest and mined by the open pit method.
Associated facilities and infrastructure

Processing facilities: The raw ore (run-of --mine) is processed through standard primary and secondary crushing stages, transport, grinding in roller mill and ball mill, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and loading.

Other facilities: Waste and tailings disposal structures.

Logistics: The Company transports the concentrate by truck to a storage terminal in Parauapebas and then transports it via railroad EFC to the Port of Itaqui in São Luís, Maranhão. At the Port of Itaqui, the Company leased a storage terminal until 2023, with proposal to extend it for another 20 years, currently under analysis by the competent bodies.

Energy: Supplied through the national electric grid. Acquired by means of energy purchase contracts.

Alemão Project

Ownership interest	100%
Location	Carajás, State of Pará, Brazil.
Operator	Vale S.A.
Mining titles	Mining concession without validity period Area: 10,000ha.

Stage/Operations	Exploration Phase - Technical study FEL3 in progress.
Main licensing condition	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Iron-copper-gold oxide deposit situated in the Carajás National Forest. The project consists of the development of an underground mine by sublevel caving.
Associated facilities and infrastructure

Processing facilities: The project will have the following processing facilities: primary crusher, ball mill grinding, copper concentrate flotation, magnetic concentration, filtration and facility for the tailings disposal.

Energy: It is expected to upgrade the current transmission line to 230kV capacity.

ASIA/PACIFIC
HU’U PROJECT

Ownership interest	80% Vale´s property
Location	Province of Nusa Tenggara Barat (NTB), Dumbawa island, Indonesia
Operator	Sumbawa Timur Mining - STM
Mining titles

The Contract of Works of approximately 19,260 ha is valid with the Government of Indonesia, comprehending all stages of a Mining project. Each stage is renewable depending on Government approval.

Involved area: 19,260ha.

Stage/Operations	Exploitation phase. - Technical study FEL2 in progress.
Main licensing conditions	The company has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	The Onto copper-gold deposit is a big porphyry copper-gold deposit which also has some characteristics of high sulphide epithermal deposits. The project is to develop an underground mine.
Associated facilities and infrastructure

Logistics: This project is a greenfield project, so the actual logistics of ore transport and processing are still under study.

Infrastructure: The existing infrastructure is under development due to the project greenfield location.

CANADA
See Base Metals - Nickel - Production (Item 2.1.2 above)

2.2.2 Production

The following table presents the Company's annual mining production at its Salobo and Sossego mines and the average percentage copper grades. Production and average grade represent the ore production at the site and do not include loss on processing. For the annual production of copper as a co-product in its nickel operations, see Base Metals - Nickel - Production (2.1.2) above.

	2021(1)		2020(1)		2019(1)
	Production	Content	Production	Content	Production	Content
Brazil
Sossego	16,164	0.74	13,145	0.85	11,735	0.79
Salobo	39,418	0.61	43,151	0.68	48,468	0.69
Total	55,582	0.77	56,296	0.72	60,203	0.71

(1) Production is expressed in thousands of tons. The content is % copper.

The following table presents information about the Company's copper production.

		Finished production by ore source for the year ended on December 31
Mine	Type	2021	2020	2019
		(thousand metric tons)
Brazil:
Sossego	Open pt	81.8	87.7	65.5
Salobo	Open pit	144.6	172.7	189.4
Canada: (as byproduct of the nickel operations)
Sudbury	Underground	46.2	76.5	92.8
Voisey’s Bay	Open pit/underground	20.2	17.8	25.0
Thompson	Underground	0.4	0.8	0.9
External (1)	−	3.6	4.5	7.5

Total		296.8	360.0	381.1

(1) The Company processes copper in its facilities using feed purchased from third parties.

2.2.3 Customers and sales

The Company sells copper concentrates from Sossego and Salobo under medium and long-term contracts to copper smelters in Europe, India and Asia. Vale has medium-term copper supply contracts with domestic customers for part of the copper concentrates and copper matte produced in Sudbury, which are also sold under long-term contracts in Europe and Asia. The Company sells copper concentrates from Voisey's Bay under medium and long-term contracts to customers in Europe and electrolytic copper cathodes from Sudbury and Long Harbor in North America under short-term sales contracts.

2.2.4 Competition

The global refined copper market is highly competitive. The producers are integrated mining and smelting companies covering all regions of the world, while the consumers are mainly producers of wire rod and copper alloys. There is competition mainly at regional level and it is mainly based on the production costs, quality, reliability of supply and logistics costs. The largest copper cathode producers in the world are Jiangxi Copper Corporation Ltd., Corporación Nacional del Cobre de Chile (“Codelco”), Tongling Non Ferrous Metals Group Co., Freeport McMoRan Copper & Gold Inc., Aurubis AG and Glencore, each operating at parent level or through subsidiaries. The Company's share in the global refined copper cathode market is marginal, because it is more competitive in the copper concentrate market.

Copper concentrate and copper matte are intermediate products in the copper production chain. Both the concentrate and matte markets are competitive, with multiple producers but fewer participants and lower volumes than in the copper cathode market due to the high levels of integration of the main copper producers.

In the copper concentrate market, mining is done globally with a predominant share of South America, while the consumers are smelters located mainly in Europe and Asia. There is competition in the copper concentrate market primarily at global level and it is based on the production costs, quality, logistics costs and supply reliability. The biggest competitors in the copper concentrate market are Freeport McMoRan, Glencore, BHP Billiton, Codelco, Anglo American, Antofagasta plc, Rio Tinto and First Quantum; each operating at parent level or through subsidiaries. The Company's market share in 2021 was around 1.2% of the total copper concentrate market.

2.3 PGMs and other precious metals

As by-products of Vale's nickel operations in Sudbury, Canada, the Company recovers significant quantities of PGMs, as well as low quantities of gold and silver. The Company operates a processing facility in Port Colborne, Ontario, which produces PGMs, gold and silver intermediate products using feed from the Sudbury operation. PGM concentrates, gold and silver intermediates from the Port Colborne operation are sold to third parties. The copper concentrates from the Salobo and Sossego mines in Carajás, in the Brazilian state of Pará, also contain gold, the value of which is realized in the sale of these products.

Vale sold to Wheaton Precious Metals Corp. (“Wheaton”) a total of (i) 75% of the gold produced as a by-product at Vale’s Salobo copper mine, in Brazil, during the life of mine, and (ii) 70% of the gold produced as a by-product at its mines nickel company in Sudbury, Canada, for 20 years. These sales were made in three different streaming transactions, in February 2013, March 2015 and August 2016. Regarding these streaming transactions:

•                 The Company received advance payments of (i) US$1.9 billion in 2013, (ii) US$900 million in 2015 and (iii) US$800 million in 2016. It also received 10 million shares in Wheaton exercisable collateral, which it sold in February 2020 for $2.5 per share for total of $25 million.

•                 It receives ongoing payments of the lower of US$400 per ounce (subject to 1% annual inflation adjustment in the Salobo contract effective January 1, 2019) and the prevailing market price, for each ounce of gold the Company delivers in accordance with the contract.

•                 Vale could receive additional cash payment if it expands its capacity to process Salobo copper ores to more than 28 Mtpy before 2036. The additional cash payment can range from US$113 million to US$953 million, depending on the ore grade, timing and size of the expansion.

The following table presets information about the contained volume of precious metals and platinum group metals (PGMs) as by-product of the Company's production of nickel and copper concentrates.

		Finished production by ore source for the year closed on December 31
		2021	2020	2019
Mine	Type	(thousand troy ounces metal grade)
Sudbury (1):
Platinum	Underground	78	140	148
Paladium	Underground	98	186	182
Gold (2)	Underground	27	70	69
Salobo:
Gold (2)	Open pit	274	331	368
Sossego:
Gold	Open pit	63	68	43

(16)	Includes metal produced from feed purchase from unrelated parties. Includes production outside Ontario (Canada) and Acton (England) production. Acton production refers to 2019 and 2020 only. Excludes tolling from unrelated parties.
(17)	The figures represent 100% of the volume of contained gold in Salobo and Sudbury as a by-product of nickel and copper concentrate production and do not deduct the share of gold sold to Wheaton.

2.4       Cobalt

Vale has recovered significant amounts of cobalt as a by-product of its nickel operations. In 2021, Vale produced 751 metric tons of refined metal cobalt (in the form of cobalt rounds) at its Port Colborne refinery, 1,768 metric tons of cobalt rounds at its Long Harbor refinery. The Company sells cobalt globally. Metal cobalt and cobalt rounds from Long Harbor are electro-refined at the Port Colborne refinery and have very high purity levels (99.8%), meeting the specification in the LME contract. Metal cobalt is used in the production of different alloys, particularly for aerospace applications, and in the manufacture of cobalt-based chemicals, mainly for use in rechargeable batteries.

In June 2018, the Company sold to Wheaton and Cobalt 27 Capital Corp. (“Cobalt 27”) jointly 75% of the cobalt produced as by-product at the Voisey's Bay mine on January 1, 2021, which includes the remaining production from the existing mine and the service life production of the mine from its underground mine expansion. As compensation, the Company received US$690 million in cash from Wheaton and Cobalt 27 at the closing of the transaction on June 28, 2018, and will receive additional payments of 18-22% of the cobalt prices on delivery. In February 2021, the flow originally sold to Cobalt 27 was transferred to Anglo Pacific Group. Vale remains exposed to approximately 40% of future cobalt production from Voisey’s Bay, through its retained share of 25% of cobalt production and additional payments on delivery.

The following table presents information about the cobalt production.

		Finished production by ore source for the year ended on December 31
Mine	Type	2021	2020	2019
		(metric tons grade)
Sudbury	Underground	304	453	495
Thompson	Underground	35	60	80
Voisey’s Bay(1)	Open pit	1,770	1,591	1,608
Others (2)	-	414	369	490
Total		2,523	2,474	2,673

(1)       The figures represent 100% of the cobalt production and do not deduct the share of cobalt flow sold to Cobalt27, Wheaton and Anglo Pacific Group.

(2)       These figures do not include feed tolling for unrelated parties. Includes cobalt processed at Vale's facilities using feeds purchased from unrelated parties and PTVI ore source, 313 metric tons in 2019, 233 metric tons in 2020 and 324 metric tons in 2021.

2.5 Logistic and energy assets to support the Base Metals operations

Ports

Canada

Vale Newfoundland&Labrador Limited operates a port as part of the Company's mining operation in Voisey's Bay, Labrador and a port as part of the processing operation in Long Harbour, Newfoundland. Voisey's Bay port is used for shipping nickel and copper concentrates and refueling. The Port of Long Harbor is used to receive nickel concentrate from Voisey's Bay, along with goods and materials necessary for the Long Harbor operation.

Indonesia

PTVI owns and operates two ports in Indonesia to support its nickel mining activities.

I.             The Balantang Special Port is located in Balantang Village, South Sulawesi, and there are two types of piers, two platforms for barges with capacity of up to 5,000 DWT each for dry bulk and a general cargo berth for ships up to 2,000 DWT.

II.           Tanjung Mangkasa Special Port is located in Lampia Village, South Sulawesi, with mooring buoys which can accommodate tankers with capacity of up to 20,000 DWT and a pier terminal which can accommodate tankers with capacity of up to 5,000 DWT.

Energy

Canada

In 2021, wholly-owned and Company-operated hydroelectric power plants in Sudbury generated 13% of the electricity need of its Sudbury operations. The plants consist of five separate generating stations with installed rated capacity of the generator of 55 MW. The plants' output is limited by the water availability as well as restrictions imposed by a water management plan regulated by the province government of Ontario. Along 2021, the average electricity demand was 145 MW for all power plants and surface mines in the Sudbury area.

In 2021, diesel generation provided 100% of the electrical needs of the Company's operations in Voisey's Bay. Vale has six diesel generators on site, with power ranging from 12 to 14 MW, to meet the seasonal demands.

Indonesia

The energy costs are a significant component of nickel production costs for lateritic ore processing at PTVI operations in Indonesia. Big part of PTVI's electric furnace energy needs are supplied at low cost by its three hydroelectric plants on the Larona River: (i) the Larona plant with average generation capacity of 165 MW, (ii) the Balambano plant with average capacity of 110 MW and (iii) the Karebbe plant with average generation capacity of 90 MW. These plants help reduce the production costs by replacing the oil used in the power generation with hydroelectric power, reduce CO2 emissions by replacing non-renewable energy generation, and enable increasing the Company's current nickel production capacity in Indonesia.

3.       Others

3.1       Samarco

Samarco. Vale has a 50% share in Samarco and BHPB holds the remaining 50%. Samarco has an integrated system composed of two different pits, three processing plants, three pipelines, four pellet plants and a port. The mines and the processing plants are located in the state of Minas Gerais and the pellet plants and the port are located in the state of Espírito Santo. From Minas Gerais to Espírito Santo, the production flows through three pipelines which extend for approximately 400 km. Samarco's mining and pelletizing operations have been gradually resumed since December 2020.

For further information about the rupture of the Fundão tailings dam in 2015, see item 7.9 of this Reference Form. Samarco has approximately R$50 billion debt subject to judicial reorganization proceedings in Brazil, approximately R$24 billion of which is owed to its shareholders, BHPB and Vale. BHPB's and Vale's debt claims are mainly related to funds provided to Samarco after the Fundão dam rupture for maintenance and operating expenses, as well as in relation to social-economic and social-environmental remediation and compensation measures, contributions to Fundação Renova and restoration and resumption of Samarco's operations. In June 2021, Samarco presented its first judicial reorganization plan. In February and March 2022, new plans were filed.

SAMARCO

Ownership interest	50% Vale´s property; 50% by BHPB
Location	Mariana and Ouro Preto, Minas Gerais, Brazil
Operator	Samarco Mineração S/A
Mining complexes	Integrated system composed of two different pits, three processing plants, three pipelines, four pumping stations, two valve stations, four pelletizing plants and a port.
Mining titles(1)	Mining concession without validity period. Involved area: 1,174.30ha.
Stage/Operations	Continued operation from 1977 to 2015. The operations were suspended in November 2015, after the Fundão dam rupture. Gradually resuming operations since December 2020.
Main licensing conditions	Vale understands that Samarco has all necessary licenses for its current operations.
Types of mine and mining styles	Types of itabirite ore mined using the open pit method.
Associated facilities and infrastructure

Mine: Long-distance conveyor systems and off-road trucks transport ROM (run-of-mine) to the processing plants.

Processing plants: The three processing plants located on site process the run-of-mine through crushing, grinding, concentration stages, producing pellet feed.

Logistics: The pellet feed from the processing plants supplies Samarco's pelletizing plants through three pipelines of approximately 400 kilometers, with four pumping stations and two valve stations. The production of pellets from the pelletizing plants is directed to the storage yard at the port of Espírito Santo.

Port: The production is shipped from its own port in the state of Espírito Santo.

Energy: Supplied through the national electric grid. Purchased from regional concessionaires or produced directly by Samarco.

(1) The illustrated Mining titles area is limited to those where it has reserves and associated resources.

3.2.       Other Investments

Below, there is a list of the other main investments of the Company:

Nickel refinery. The Company has indirect 25% interest in Korea Nickel Corporation, which operates a nickel refinery in South Korea. The remaining interest is held by Korea Zinc Co., Ltd., Posteel Co., Ltd., Young Poong Co., Ltd. and others. Korea Nickel Corporation produces finished nickel for the stainless steel industry using intermediate products from the Matsusaka operations. Korea Nickel Corporation also produced finished nickel using intermediate products from VNC, but this stopped in 2020 in relation to the sale of the Company's investment held in VNC.

Steel producers. The Company has a 50% interest in Companhia Siderúrgica do Pecém (“CSP”), an integrated steel slab plant in the Brazilian state of Ceará in partnership with Dongkuk Steel Mill Co. and Posco, two major steel producers in South Korea. CSP's annual production capacity is 3.0 million tons. Recently, the Company sold its 50% interest in California Steel Industries, Inc. (“CSI”), a producer of flat rolled steel and pipe products located in California, United States, for Nucor Corporation (“Nucor”). The remainder is owned by JFE Steel.

Bauxite. The Company has 40% interest in Mineração Rio do Norte, a bauxite mining company located in Brazil.

VLI. VLI offers integrated logistics solutions through 7,940 kilometers of railroads in Brazil (FCA and FNS), eight land terminals with total storage capacity of 795 thousand tons and three maritime terminals and port operations. Vale holds 29.6% interest in VLI and is currently party to a shareholders' agreement with FI FGTS, Mitsui, Brookfield and BNDESPar, which hold the remaining equity interests in VLI. In 2021, VLI transported a total of 41.0 billion ntk of general cargo, including 23.1 billion ntk from FCA and FNS and 17.9 billion ntk through operational agreements with Vale. VLI's main assets are:

•	Ferrovia Centro Atlântica S.A. (“FCA”). Central Eastern regional railway network of the Brazilian national railway system, under a 30-year renewable concession, which expires in 2026. In the central east network, there are 7,220 kilometers of tracks, extending through the states of Sergipe, Bahia, Espírito Santo, Minas Gerais, Rio de Janeiro, Goiás and the Federal District;
•	Ferrovia Norte Sul S.A. (“FNS”). A 30-year renewable sub-concession for the commercial operation of a 720-kilometer stretch of the Norte Sul do Brasil railroad, between the cities of Açailândia, in the Brazilian state of Maranhão, and Porto Nacional, in the Brazilian state of Tocantins. This railroad is connected to the EFC railroad, and creates a new corridor for the transport of general cargo, mainly for the export of soybeans, rice and corn produced in the north-central region of Brazil;
•	Right to purchase the capacity of the EFVM and EFC railroads for general cargo; and
•	Right to purchase capacity at the Tubarão and Praia Mole terminals for general cargo.

MRS Logística S.A. (“MRS”). The MRS railroad, in which Vale holds 48.16% direct and indirect interest, is 1,643 kilometers long and connects the Brazilian states of Rio de Janeiro, São Paulo and Minas Gerais. MRS's railroad transports its iron ore products from the mines in the Southern System to the Company's maritime terminals. In 2021, it transported daily average of 286.2 thousand metric tons of iron ore and 179.4 thousand metric tons of other cargo.

4.       Discontinued operations

4.1       Coal

In December 2021, the Company entered into a binding agreement with Vulcan, an affiliate of the Jindal Group, to sell its coal operations, which consist of the Moatize mine and the Nacala Logistics Corridor, for US$270 million, plus a 10-year royalties subject to certain mine production conditions and coal price. The closing of the transaction was subject to the fulfillment of normal preceding conditions, including, but not limited to, approval by the Ministry of Mineral Resources and Energy of Mozambique, approval by the Government of Mozambique for the change of control and antitrust. On April 25, 2022, the completion of the transaction was announced upon fulfillment of all precedent conditions.

Considering the sale of the coal operations, the Company is not reporting mineral resources or mineral reserves from coal properties.

COAL OPERATIONS
MOATIZE

Ownership interest	The Company held indirect interest of 95% and the remainder waS owned by Empresa Moçambicana de Exploração Mineira, AS. With the completion of the sale to Vulcan, the Company has no equity interest in these operations, but will be entitled to receive royalties for 10 years, subject to certain mine production conditions and coal price.
Location	Moatize, Mozambique
Mining titles	A mining concession covering 25,262 hectares and expiring in 2032, which may be extended for additional period of 25 years, subject to approval by the government of Mozambique.
Stage/Operations	Open pit mine, which was developed directly by the Company. The operations started in August 2011 and should reach rated production capacity of 18 Mtpy, considering the Moatize expansion, composed of metallurgical and thermal coal and the ramp-up of the Nacala Logistics Corridor.
Main licensing condition	The operation has or expects to obtain timely the necessary permits for operations.
Types of mine and mining styles	Moatize is a Permian-era multi-seam coal deposit which hosts both thermal coal and metallurgical coal designed to be operated as a truck-operated open pit mine.
Associated facilities and infrastructure

Processing plant: Moatize's main branded products are Moatize's premium low volatility metallurgical coal (MLV) and Mabu (low primary volatility hard metallurgical coal). There are two Coal Handling and Processing Plants (CHPP), each with capacity of 4,000 metric tons per hour. In addition to road infrastructure and waste storage area.

Other facilities: Waste and tailings disposal structures.

Logistics: Coal is transported by railroad from the mine to the port of Nacala à Velha via the Nacala railway lines.

Energy: Supplied by the local utility. Reserve supply on site.

Production

The table below presents information about the Company's sellable coal production.

		Production for the year ended on December 31,
Operation	Type of mine	2021	2020	2019
		(thousand metric tons)
Metallurgical coal:
Moatize (1)	Open pit	3,802	3,095	4,032
Thermal coal;
Moatize (1)	Open pit	4,695	2,783	4,738

(1)       These figures correspond to 100% of Moatize's production and are not adjusted to reflect the Company's share.

5.       Addtional Information

For a description of the possible obstacles faced by the Company, all the information contained in this Reference Form should be carefully analyzed, in particular the risks mentioned in "Section 4.1 - Risk Factors", the individual and consolidated financial statements of the Company and the respective notes.

e. Main inputs and raw materials:

i. Description of the relationships kept with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation

Vale is committed to building a sustainable business model and contributing to fearer, more environmentally balanced and economically prosperous society. In relation to its suppliers, Vale adopts the strategy to keep fair relationship, in order to promote partnerships that aim at gains for both parties, through continuous development and innovation and supply of quality goods and services at compatible cost.

In order to achieve continuous improvement and contribute to progress in the production chain, the management of the relationship with its suppliers encompasses the following stages:

(i)   Registration of suppliers based on their values, which includes verification by Corporate Integrity, identification of the supplier in black lists, signature of the Supplier's Code of Ethical Conduct, and considering, in addition, identification and analysis of supply risks (environmental, institutional, labor, social security, financial, health and safety and ethics);

(ii)  Compliance with the requirements of the Global Anti-Corruption Program, which includes three main controls with suppliers: assessment of the supplier's risk level, Due Diligence of third parties in order to mitigate risks arising from the possible involvement of its business partners in events that violate human rights or anti-corruption laws applicable to Vale, such as the Foreign Corrupt Practices Act – FCPA, UK Bribery Act and the Brazilian anti-corruption law (Federal Law No. provider;

(iii) Monitoring of the financial health of its suppliers of main material, equipment and services;

(iv) Periodic performance assessment to assure compliance with the applicable requirements defined at the contracting stage, as well as adherence to the contract expectations. IDF Program (Supplier Performance Index) is a formal program that monitors and measures five different criteria (technical quality, environmental impacts, health and safety, respect for the employees and continuous improvement) in order to keep transparency and sustainable relationships with its suppliers;

(v)  Development and support in the qualification of suppliers; and

(vi) Promotion and prospection of new suppliers.

In accordance with the Universal Declaration of Human Rights and the UN Guiding Principles on Business and Human Rights, Vale respects and promotes human rights in its activities, throughout its production chain and in the regions where it operates.

In this context, Vale seeks to establish a business relationship with suppliers that share its principles and values and respect human rights.

Vale's principles and values are disclosed to its suppliers through the Supplier's Code of Ethical Conduct, a document signed by all companies registered at Vale and by the Global Human Rights and Sustainability Policies. It shall be pointed out that the aforementioned Code and Policies are available for check on the Company's websitewww.vale.com).

The registration of suppliers at Vale considers check of the lists published by CEPIM (Register of Impeded Non-Profit Private Entities), and the Labor Inspection Department, linked to the Ministry of Economy, which lists individuals or legal entities caught in the practice of submission of workers to conditions analogous to slavery, and CEIS list (National Registry of Disreputable and Suspended Companies), which lists disreputable companies and companies suspended by the federal government. Further checks of the public sanction lists may apply in specific cases. It shall be pointed out that all suppliers undergo a registration analysis.

The guidelines and the criteria adopted by Vale to assess its suppliers include, in addition to the already mentioned ones, environmental legal requirements applicable to suppliers whose operational processes involve use of natural resources or are considered potentially polluting or capable of causing environmental degradation. In addition to these legal aspects, Vale's Environmental Management criteria and the principles of its Sustainable Development Policy are considered.

Regarding the recipients of waste generated in Vale's production processes in Brazil, all are subject to audits by the Executive Management of Environmental Management, aiming at their initial approval and periodic revalidation. In addition, Vale's Procurement Department encourages its suppliers to adopt practices to measure the emission of gases, which is also a standard practice in the contract negotiation.

The main environmental laws observed in the supplier contracting process are:

a) Environmental Licensing

- Federal Law 6938/81 – National Environment Policy

- Complementary Law 140/11

- Decree nº 8.437/05

- Resolution CONAMA (National Council for the Environment) 01/ 86

- CONAMA Resolution 237/97

- CONAMA Resolution 357/05

- CONAMA Resolution 362/05

- CONAMA Resolution 369/06

- CONAMA Resolution 382/06

- CONAMA Resolution 430/11

- CONAMA Resolution 436/11

- CONAMA Resolution 491/18

- Federal Law 12305/10 – National Solid Waste Policy

- Decree 7,404/10 – It regulates the National Solid Waste Policy

- Federal Law 12651/12 – New Forest Code

- Normative Instructions IBAMA (Brazilian Institute of Renewable Natural Resources) 06/03 and 10/03.

- Normative Instruction IBAMA 05/2012

- Normative Instructions IBAMA 10/13 and 15/13

b) Agricultural defensives and similar (Pest and Vector Control)

- Federal Law 7802/89

- Federal Decree 4074/02

- ANVISA Resolution 52/09

- Federal Law 12305/10 – National Solid Waste Policy

- Decree 7,404/10 – It regulates the National Solid Waste Policy

c) Hazardous Product Transport

- Federal Decree 96044/88

- Resolution ANTT (National Land Transport Agency) 5232/16

- ANTT Resolution 4779/15

- ANTT Resolution nº 5.848/19

- Normative Instruction IBAMA 05/2012

d) Radioactive Material

- Federal Law 10,308/01

- Federal Law 4,118/62

- Decree 51.726/63

- Law 9.765/1998

- Decree 5.935/2003

- CNEN Resolution 13/88 (National Nuclear Power Council) NE 5.01

- CNEN Resolution 11/99

- CNEN Resolution 170/14

- CNEN Resolution 208/16

- CNEN Resolution 251/19

e) Explosive Material

- Decree 10.030/2019

- COLOG Ordinance 147/2019

f) Controlled Chemical Products

- Federal Law 10,357/01

- Federal Decree 4,262/02

- Ordinance of the Ministry of Justice 240/19

ii. Any dependence on few suppliers

The main inputs acquired by Vale in 2021 were: liquid, solid and gaseous fuels, grinding bodies, conveyor belts, explosives, parts and components of mining and railway equipment and tires. In addition, the main services provided consisted of maritime freight services, electric power, cargo transport, civil works, maintenance and repair of facilities, maintenance and repair of equipment and earthworks.

In 2021, the main categories of equipment acquired by the supply area were wagons, systems, vehicles, mining equipment, railway equipment and photovoltaic panels. Vale's largest groups of suppliers of such equipment are CORREIAS MERCURIO, JINKO SOLAR, EPIROC, WABTEC, HIDRAU TORQUE, FLSMIDTH, THYSSENKRUPP, CATERPILLAR AND KOMATSU, jointly accounting for 8% of the total purchase from supplies in the period.

Fuel consumption is quite intense, especially in iron ore operations and transport. The main supplier of this input is Petrobras Distribuidora S.A., which competed with approximately 70% of Vale's fuel purchases in 2021.

Vale has power generation assets in Brazil, Canada and Indonesia that meet part of its electricity demand by means of renewable self-generation, with the remainder consumed through the purchase of energy in the market, whose main suppliers were major players in the electric power market in the regions where the operational units are located.

The ten largest suppliers of inputs, equipment and services competed with 23% of the total purchase from supplies until December 31, 2021.

iii. Any volatility in prices

Vale has some contracts in which the prices are linked to market indexes (parametric formulas), and therefore, subject to these volatilities. The prices may also vary in relation to the historical prices depending on the supply versus demand condition in the market at the time of competition.

7.4 - Customers responsible for more than 10% of the total net revenues

In 2021, no customer was responsible for more than 10% of Vale's net revenues.

7.5 – Relevant effects of the state regulation over the Company's activities

a. need for governmental authorizations for the exercise of activities and history of relationship with the public administration to obtain such authorizations

Vale is subject to a wide range of government regulations in all jurisdictions where it operates around the world. The following discussion summarizes the types of regulation with the most significant impact on Vale's operations.

Mining rights and Regulation of mining activities

Mining and mineral processing are subject to broad regulation. In order to carry these activities out, Vale is required to obtain and maintain governmental or private licenses, which may include concessions, licenses, claims, rent, leases, or permits (all referred to hereunder as "Concessions"). The legal and regulatory regime applicable to the mining sector and governing the concessions differ between jurisdictions, often in important ways. In most jurisdictions, including Brazil, the mineral resources belong to the government and can be exploited only under a government concession. In other jurisdictions, such as Ontario, Canada, a substantial part of Vale's mining operations is conducted according to mining rights Vale owns (private authorizations). The government agencies are typically responsible for granting mining concessions and monitoring the compliance with the mining laws and regulations.

The table below summarizes Vale's main mining rights and mining concessions for its operations, not restricted to the limits of the areas with defined mineral resources and reserves.

Localization	Mining property	Approximate covered area (in hectares)	Validity date
Brazil		535,188	Undetermined
	Mining Concessions	294,629	Undetermined
	Mining concession request	240,559	-
Canada (1)		435,923	2021-2042
Ontario		105,469	2021-2042
	Patented mineral Rights (mining concession)	81,145	Undetermined
	Mineral Leases (mining concession)	21,188	2021-2042
	Mining License of Occupation (mining concession)	3,136	Undetermined
Manitoba		111,693	2021-2034
	Order in Council Leases (mining concession)	109,043	2021-2025
	Mineral Leases (mining concession)	2,650	2034
Terra Nova and Labrador	Mining Leases (mining concession)	1,599	2027
Indonesia (2)	Mining Concessions	118,017	2025
(1)	Renewal requests submitted in 2020 are still in the approval process. All conditions required for renewal have been met. This process usually takes several months and Vale can continue to operate while the approval process is in progress.
(2)	The employment contract signed between PTVI and the Indonesian government expires in 2025. PTVI is entitled to the right to two 10-year extensions, subject to approval by the government.

In addition to the concessions listed above, Vale has licenses and requirements which enable exploring 2.78 million hectares in Brazil and 1.6 million hectares in other countries.

In 2020 and 2021, there were several developments in the Brazilian legislative and regulatory framework on the operation of dams, such as the prohibition on installation of mine dams in areas where studies identify existence of a community in the Self-Rescue Zone, except in cases such as dams which are already in installation or operation and meet certain legal requirements.

In 2020 and 2021, there were also changes and new provisions related to mandatory financial guarantees, guidelines on the preparation of Emergency Action Plans, deadlines for elimination of upstream dams and establishment of new sanctions, including fines of up to R$ 1 billion and mandatory submission of Mine Closing Plans to the National Mining Agency (ANM) by May 2022. The Mine Closing Plans must provide procedures for decommissioning of the mine area and its recovery. In addition, it must provide elimination (or, if not possible, at least monitoring) of the existing dams, regardless of whether the cessation of the mining activities is not due to the depletion of the deposit.

In February 2022, ANM published Resolution No. 95/2022, consolidating the content of several standards related to the safety of tailings dams. The new regulation introduces some new things related to the tailings dam safety obligations, such as: (i) a new classification of dams in terms of operational management; (ii) regulation of the existing prohibitions of communities and workers located in Self-Rescue Zones; (iii) compatibility of the deadlines for elimination of upstream dams provided in federal and state regulations; (iv) objective criteria for each level of Alert and Emergency Situation; (vi) requirement for the designation of Engineer of Record (EoR) for all dams with high associated damage potential (DPA); (vii) requirement for high DPA dams for implementation of the Risk Management Process for Mining Dam (PGRMM), until December 31, 2022; (viii) requirements for agreement and recognition by the highest level executive in relation to documents related to the dam safety plan; (ix) mandatory elimination of dams and operational facilities located downstream of a dam which impair its safety, until August 15, 2022; (x) possibility for embargo and suspension of dams and mining complexes in certain situations.

The Company is implementing tailings filtration and storage methods which do not rely on dams to continue operating some of its mines and plants. The Company has approved projects and new studies are underway to apply a waste disposal technology which filters and stores partially or fully dewatered tailings, which will reduce the dependence on tailings dams in medium and long terms. These technologies may increase the production costs and require additional investments in the Company's mines and plants.

In Canada, Vale negotiated the renewal of its mining rights with the Government of Manitoba, originally exploited under Order in Council Leases, through conversion to the Mining Leases and Mining Claims regime, in accordance with applicable legislation. The conversion process started in 2021 and will continue until 2025.

In Indonesia, in September 2021, the government issued new regulations on the implementation of coal and mineral mining business activities. Such regulations may have material impact on PTVI's operations, including regarding the total area granted to PTVI and period of exploration.

Environmental regulations

The Company is also subject to environmental regulations which apply to the specific types of activities it carries out. In accordance with the legislation in force, the Company is required to obtain approvals, licenses, permits and/or authorizations from environmental authorities to build and operate activities using natural resources or which may impact the environment. In most jurisdictions, in order to build facilities and operate them, the Company must submit environmental and social impact assessments related to its activities for approval by environmental authorities, and make investments to avoid, mitigate and compensate for such impacts. The Company must carry out its activities in accordance with the terms of the approvals, licenses, permits and/or authorizations issued by the competent environmental authorities.

Environmental legislation is becoming stricter around the world, which can lead to higher costs to assure compliance with environmental requirements and standards. The environmental regulations that affect Vale's operations relate, among other matters, to:

•	Emissions polluting air, soil and water, including greenhouse gases and climate change regulations;

•	Reuse, recycling and waste/tailings management;

•	Protection and conservation of species of fauna and flora, forests and other forms of vegetation, coastlines, caves, cultural heritage, water basins and other features of thes ecosystems;

•	Adequate use of water and effluent discharge in bodies of water and in the soil;

•	Financial provisions and closing plans required for mining licenses, including de-characterization, decommissioning, and recovery and remediation costs.

Below, some of the main regulatory matters that may affect the Company's operations are discussed:

Protection of natural underground cavities. In Brazil, the natural underground caves are considered assets of the Government by the 1988 Constitution and make up the national speleological heritage. In this context, the Brazilian legal system provides extensive environmental regulation for its protection, which may affect some of the Company's operations. In 2008, Federal Decree No. 6,640 was edited, which amended the regulation on the subject in force until then, established by Federal Decree No. 99,556/1990, and defined criteria for classification of natural cavities according to their degree of relevance (maximum , high, medium or low), prohibiting irreversible negative impacts on those considered to be of maximum relevance and allowing intervention in cavities classified with the other degrees of relevance, upon prior environmental licensing. In this context, Vale has carried out technical studies to identify the existence of cavities in the area of influence of its operations and determine the degree of relevance of each identified cavity. When there is a need for intervention in a cave, Vale proposes compensatory measures to the Brazilian environmental regulators within the scope of the environmental licensing process. The occurrence of natural underground cavities has been decisive in the planning and implementation of new mining projects, limiting or modifying exploration plans, as well as generating possible additional costs related to the preservation of cavities or compensatory measures pursuant to impacts caused to them, with potential consequences for production volumes, costs or reserves in its iron ore business. In January 2022, a new regulation on the subject was published, which; however, is currently suspended on a precautionary basis by means of decision of STF.

Protection of the rights of indigenous tribes and quilombola communities. Inter-Ministry Ordinance No. 60/2015 requires the Company to make specific impact assessments and implement mitigation programs in relation to operations and projects close to territories of indigenous peoples and quilombola communities.

This Ordinance replaced Ordinance No. 419/2011 and provides the role of the Fundação Nacional do Índio (FUNAI) and Fundação Cultural Palmares (FCP) and other public institutions involved in environmental licensing processes at federal level. It requires thatthe entrepreneur to carry out specific studies for assessment of impacts caused by operations and projects close to indigenous lands, quilombola territories, and proposing control and mitigation measures pursuant to such interference, which are within the established interference area. In February 2020, Decree No. 10,252 transferred competence of the FCP in the coordinating, together with the responsible environmental agency, the of environmental licensing processes on lands occupied by remaining quilombola communities to the National Institute of Colonization and Agrarian Reform (INCRA), expanding the original competence of this entity.

Also in accordance with Inter-Ministry Ordinance 60/2015, the participation of FUNAI and INCRA in the environmental licensing of the projects will occur whenever such operations and projects are located within the interference radius, established in accordance with the reference limits of distance provided in the ordinance itself, which differ between regions of the country.

Vale has relationships with indigenous peoples neighboring its operations (Tupiniquim, Guarani, Krenak, Awa, Guajajara, Ka'apor, Gavião, Xikrin do Cateté and Kayapó) and with traditional communities (quilombolas and coconut breakers), prior to the edition of Inter-Ministry Ordinance No. 60/2015, due to licensing processes, relationship actions and voluntary agreements. Vale is in process of implementation of PBAs (Basic Environmental Plans) with the following indigenous peoples: Tupiniquim, Guarani, Awá, Guajajara, Kayapó, Xikrin do Cateté; and with traditional communities (quilombolas and coconut breakers). On EFC – Estrada de Ferro Carajás, PBA is being approved by the indigenous people, which will cover the Indigenous Communities of the Parkatêjê, Kyikatêjê and Akrãtikatêjê (Gavião) ethnic groups, from the Mãe Maria Indigenous Land.

Other environmental regulations in Brazil. There are also environmental regulatory obligations applicable to Vale's operations that determine compliance with a series of measures, including compensatory, related to suppression of native vegetation, protection of the Atlantic Forest biome and species of flora protected by law, as well as territorial spaces subject to special protection, such as conservation units and permanent preservation areas, and archaeological and cultural heritage. In addition, new projects that include activities with significant environmental impact must raise financial resources to support the implementation and maintenance of a Conservation Unit of the integral protection group, in order to fulfill the obligation of environmental compensation provided in Federal Law No. 9,985/2000.

Climate Changes. Vale expects higher attention from several governments to reduce the greenhouse gas emissions, as a result of the concern about climate change, especially in light of the Paris Agreement. The entry into force of the Paris Agreement at the end of 2016 has increased the international pressure to establish carbon pricing at single-jurisdictional, multi-jurisdictional and global scales. These regulatory developments, along with the concerns of the civil society and the investors, have increased the pressure on the companies to adopt carbon pricing strategies. In 2021, a rulebook was approved at COP26 with the purpose to provide practical guidance and accelerate the implementation of the Paris Agreement and the creation of a global carbon market. The Company participated in COP26 and in several panels where the above topics were discussed, among others related to climate change. The pricing of greenhouse gas emissions can impact the Company's operating costs, mainly through increase in the price of fossil fuels and increase in the international freight costs.

Possible adoption of a government carbon pricing policy, either through imposition of a fee (or tax) on greenhouse gas emissions, or through creation of a carbon market, with consequent imposition of a limit for the Company's emissions, may require additional investments to reduce emissions. Especially, regulatory measures aimed at taxation of the carbon emissions in international navigation may increase the Company's transoceanic freight costs. Ultimately, depending on the technical and economic feasibility, carbon pricing can influence changes in the Company's energy matrix and in the technology of existing and future processes.

The Company has a Climate Change Policy which defines corporate guidelines on addressing the issue, encompassing commitments to manage and reduce the Company's greenhouse gas emissions.

In 2019, the Company published a set of sustainability-related targets, with new, more ambitious commitments to climate change, including a commitment to reduce the absolute greenhouse gas emissions (Scopes 1 and 2) by 33% by 2030, in line with the Paris Agreement, and the net zero carbon emissions (Scopes 1 and 2) by 2050. In 2021, the Company committed to the target to reduce Scope 3 net emissions by 15% by 2035, with 2018 as a baseline, through the development of new products, and through partnerships and engagement with customers and suppliers for investment in innovative solutions that enable reduction of the emissions mainly in the steel production. Considering the relevance of forestry assets and their contribution to the climate change mitigation, Vale also considers nature-based solutions within the scope of this target. The Scope 3 target should be reviewed every five years, given the uncertainties around the low-carbon technologies and the climate policies. Annually, Vale publishes the CDP report, , aiming to provide transparency to the main actions, risks and material opportunities for the company related to the topic.

In line with the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), which it has been part of since 2017, Vale analyzed the resilience of its portfolio before three climate change scenarios, considering the scenarios of the International Energy Agency (IEA).

The estimation of future emissions, as well as the direct and indirect financial impacts of the carbon prices, enable higher flexibility in the approach to the topic and the planning of more economical mitigation strategies, according to the company's short and long-term planning.

As part of the strategy to zero GHG net emissions, Vale has estimated the financial implications of carbon pricing mechanisms, and in order to deal with the already perceived impacts of the climate change, and it is working on the assessment and the monitoring of physical risks for the operations through the “Vale Climate Forecast” methodology.

Annually, Vale provides information on greenhouse gas emissions, decarbonization targets and plans, analysis of business resilience scenarios before the climate change scenarios of the International Energy Agency (IEA), carbon pricing, and publishing relevant information on the management of the subject in the Sustainability Report, on its dedicated website – Portal ESG – since 2019 and on CDP.

Regulation of chemical products. Some of Vale's products are subject to regulations applicable to commercialization, distribution and use of chemical substances present in their composition. For example, the European Commission has adopted a European Chemicals Policy known as REACH – Registration, Evaluation and Authorization of Chemicals (“REACH”). Under REACH, the European manufacturers and importers are required to register the substances before they enter the European market, and in some cases, may be subject to an authorization process. A company which fails to comply with REACH regulations can face fines and penalties. The Brazilian legislation also sets regulations and authorizations related to certain chemical products (which may be used to manufacture narcotics or weapons), as described in item “Description of relationships kept with suppliers, including whether they are subject to governmental control or regulation, indicating the bodies and the respective applicable legislation” above. Vale complies with the requirements of the EU REACH regulations and the requirements of the Brazilian legislation on controlled chemical products. In addition, UK and South Korea are currently implementing regulation similar to REACH, and the Company anticipates further expansion of regulations similar to REACH in other Asian countries.

Regulation of the international ocean transport. Vale is subject to the health, safety and environment regulations of the International Maritime Organization (“IMO”). IMO rules apply not only to categories of international maritime transport, but also to the types of transported cargo, including special rules for iron ore, nickel and copper. IMO is currently discussing other measures to increase the energy efficiency of international maritime transport, and reduce the overall greenhouse gas emissions. In April 2018, the reduction targets were set as part of the IMO's initial strategy to contain the emissions from the sector. These targets include 50% reduction in greenhouse gas emissions by 2050, based on 2008 levels. In June 2021, IMO adopted amendments that will take effect in 2023 and which combine technical and operational approaches to improve the energy efficiency of the ships. The new measures require all ships to calculate their Energy Efficiency Existing Ship Index (“EEXI”) – a single certification, aimed at design parameters – and establish their annual operational Carbon Intensity Indicator (“CII”), which will have to comply with gradually decreasing carbon intensity parameters. IMO will further detail its strategy and measures to be taken by 2023. These new requirements may increase the Company's freight cost in the future. In 2016, IMO approved the regulation setting limits for the emission of sulfur oxides, which came into force in 2020. This regulation may increase the cost of freight due to the need to use low sulfur bunkers or install additional atmospheric emission control equipment (e.g. scrubbers) on the vessels. Further discussions on scrubber wash water regulations are expected to be completed in 2022, which may restrict the use of open-circuit scrubbers. In addition, the International Convention for the Control and Management of Ship Ballast Water and Sediments requires the conforming ships to manage their ballast water and sediments according to certain parameters during their international voyages. The convention came into force in September 2017 for new ships (those with keels laid after that date) and for existing ships the convention came into force in stages with specific deadlines depending on the vessel, starting in September 2019, with the global fleet obliged to be fully conforming by September 2024. Such requirements may also result in increases in freight and port operation costs. In 2021, the European Commission approved proposals to regulate emissions from international ships. From 2023, maritime transport will be gradually introduced into the EU Emissions Trading System (ETS), a carbon market that operates in all EU countries aiming at climate neutrality in EU by 2050. This will require the ships visiting EU ports to upgrade their greenhouse gas (GHG) fuel intensity as of 2025. These measures may increase the Company's future freight cost.

Regulatory amendments

Since the rupture of Dam I of the Córrego do Feijão mine, the legislation applicable to dams has undergone significant regulatory and conformity progress, mainly in the mining area, mainly regarding dam safety, and also in the environmental area, regulations linked to the deadline for decharacterization of dams and guidelines on presentation of the Emergency Action Plan have been published for dams covered by Law No. 23,291, dated January 25, 2019. The most relevant are mentioned: (i) Joint Resolution SEMAD/FEAM/IEF/IGAM 3049, dated 03.2.21; (ii) Decree 48,140, of 02.25.21, which regulates the State Policy on Dam Safety and (iii) Law No. 23,795, dated 01.15.2021, which set forth the State Policy for People Affected by Dams.

Despite the different innovations instituted, some provisions still generate difficulties for the entrepreneurs to interpret and implement. The expectation of the bodies and the entire sector is these issues, still pending regulation, to be addressed by the respective bodies in the near future.

Legislation on Environmental Violations

Federal Decree No. 6,514/2008 regulated the Environmental Crime Law (Federal Law No. 9,605/98), providing administrative violations against the environment - such as those against the legislation for protection of fauna and flora, related to pollution, against urban planning and cultural heritage, against the Environmental Administration, committed in conservation units, among others – and their respective sanctions.

Among the administrative sanctions instituted by Federal Decree No. 6,514/08 for non-compliance with the environmental legislation, there are warning, embargo on the work, stop of activities, simple fine (which can vary from R$ 50.00 to R$ 50,000,000.00) or daily fine, rights-restricting penalties, among others.

Legislation on protected areas and protection of the native vegetation

The rules related to the especially protected territorial spaces apply to Conservation Units, Permanent Preservation Areas, Restricted Use Areas, Legal Reserves, native vegetation, among other forms of protection. Conservation Units (UC) are public or private spaces defined by Law 9,985/2000, and can be divided into integral protection or sustainable use UCs, and some of the Company's operations are located in Sustainable Use Conservation Units, , where economic activities combined with sustainable practices are allowed, meeting the use guidelines defined by the public entity, such as the Carajás National Forest (State of Pará) and the Environmental Protection Area of the Metropolitan Region of Belo Horizonte (State of Minas Gerais ), where Vale has been operating for decades.

Vale keeps areas of Private Natural Heritage Reserves (RPPN)/Environmental Servitude, in Minas Gerais, under its responsibility, and there are still other proposals of the Company for creation and maintenance of especially protected territorial spaces under evaluation by the competent environmental body. In Espírito Santo, in Linhares, Vale maintains the Vale Natural Reserve, protecting 23,000 hectares of Atlantic Forest formations, which holds the title of Outpost of the Atlantic Forest Biosphere Reserve.

Vale has partnership with ICMBio to support the management of protected areas in the Atlantic Forest biome, such as the Sooretama Biological Reserve, which, for being adjacent to Vale Natural Reserve, forms the most important forest block destined for conservation in Espírito Santo. Likewise, the partnership with ICMBio also extends to six conservation units in Carajás, including the Carajás National Forest. The partnership involves support for inspection, research, combat to hunting and illegal extraction of forest resources, prevent and fight fires, in addition to environmental education. These partnerships extend to Meta Florestal, whose commitment is entirely voluntary, which aims to recover and protect 500 thousand hectares by 2030, beyond the Company's borders, and which, in terms of protection, has already reached over 115 thousand hectares of protected areas in partnership with environmental bodies that manage the conservation units.

With all the initiatives described above, Vale currently protects approximately one million hectares, including its own and third-party areas, a number representing approximately 12 times the area occupied by its operations.

Federal law 12,651/2012 and a set of federal, state and municipal regulations regulate the protection of native vegetation, as well as Permanent Preservation Areas and Legal Reserves. The Rural Environmental Registry (Cadastro Ambiental Rural -CAR) was created by the aforementioned federal law, and it is a national mandatory electronic public registry for all rural properties, with the purpose of integrating environmental information from rural properties and possessionsfor the purposes of control, monitoring, environmental and economic planning and combat to deforestation. The aforementioned rule also sets the obligation to control the origin of wood of native origin, charcoal and other forest products or by-products, through a national system that integrates data from the different federative entities. In this context , federal law 12,651/2012 provides the need for license for transport, by any means, of forest products or by-products from native forests for commercial or industrial purposes, including suppression wood, which has its own system for racking and control of generation and destination.

Federal Law No. 11,428, dated December 22, 2006, provides the use and protection of native vegetation in the Atlantic Forest Biome. Decree No. 6,660, dated November 21, 2008, regulates the provisions of this law, and IBAMA Normative Instruction No. 09, dated February 25, 2019 sets criteria and procedures for request, analysis and grant of prior consent to the suppression of primary or secondary vegetation in the medium or advanced stages of regeneration in the Atlantic Forest Biome. All new vegetation clearing projects or actions related to operations located in the Atlantic Forest biome, such as those located in Minas Gerais and Espírito Santo, are subject to these regulations, which imply clearing authorizations and specific compensatory measures.

Waste Management and Contaminated Areas

Solid waste management activities are regulated by the National Solid Waste Policy, established by Federal Law No. 12,305/10, and its regulation (Federal Decree No. 10,936/2022). These standards determine the shared responsibility for the life cycle of products of all parties involved in the waste management chain, in addition to providing a series of instruments for implementation and operationalization of the National Policy on Solid Waste.

All Vale operating units are required to keep waste management plans and must submit their annual waste inventory to the competent environmental body, considering the generated quantities and their destination, and must also keep documentation proving compliance with the obligations set forth in the National Policy on Solid Waste, for possible subsequent inspections.

Some kinds of solid waste have their own rules for management due to their specificity, such as:

- Radioactive waste regulated and managed by CNEN specifically;

- Explosive waste, which is regulated and controlled by the Army;

- Some chemical residues controlled by the federal police;

- Health service waste, which is regulated and controlled by both the environmental authorities and ANVISA.

CONAMA Resolution 420/2009 set national guidelines on contaminated areas management activities. All areas with suspected or evidence of contamination must be investigated, and if contamination is confirmed, the investigation must be detailed and an analysis of the risk of this area to human health and/or ecosystem must be made. If the need for intervention is presented in the risk analysis, the area must be remedied until the risks are controlled. Areas identified as contaminated must be reported to the competent environmental bodies, which will monitor and inspect the remediation actions. Failure to comply with the requirements set in the legislation and the control measures defined by the competent environmental bodies may give rise to the application of administrative and criminal sanctions, in addition to indemnities in the civil area.

The owner of a contaminated property undertakes to repair any environmental damage caused in the area, regardless of who has caused the contamination, which may lead to significant expenses (such obligation may fall, for example, on the person who exploits the area and/or on the current owner of the property, even if they have not caused the contamination). It should also be noted that,according to the consolidated understanding in the Brazilian Superior Courts' jurisprudence, the liability for environmental damage is not subject to statute of limitations, i.e., it does not expire over time.

Archaeological sites and areas of historical and cultural interest

In Brazil, the Archaeological Cultural Heritage is considered asset of the Government, established in the 1988 Constitution. The protection of archaeological sites is regulated by Instituto do Patrimônio Cultural e Artístico Nacional (IPHAN), the federal body responsible for their management. IPHAN Normative Instruction 01/2015, Inter-Ministry Ordinance 60/2015 and IPHAN Ordinance No. 25/2021 regulate the administrative procedures and the actions and obligations of the entrepreneur within the scope of Environmental Licensing processes in which IPHAN participates. All Vale enterprises with potential interference with Cultural Heritage are submitted to IPHAN manifestation, following the assumptions in the legislation. Likewise, the need for interference in Archaeological Heritage is submitted to IPHAN, which establishes the compensatory and mitigating measures to be adopted, actions for disclosure to the society and all documentation included in the records of environmental licensing processes are done.

The actions adopted by Vale, relevant to disclosure and safeguard of Cultural Heritage, are done at all stages of the enterprise and not only during the planning stage. On the date of this Reference Form, Vale preserves, within its properties, more than 20 historical archaeological sites, most of which are related to the Gold Cycle in Minas Gerais, in addition to several prehistoric archaeological sites, several of which are listed and coexist with the Company's operations. In Vale's operations, there are also buildings of historical interest or effectively listed buildings, such as the Central Railway Station building in Belo Horizonte, the Ouro Preto and Mariana Railway Stations and the Minas Gerais Vale Memorial building at Praça da Liberdade in Belo Horizonte.

Vale is responsible for the protection, maintenance and guarantee of fruition by the communities of this entire Cultural Heritage, providing service of great relevance to Brazil.

Water Resources

In mining, water is a fundamental input present in all phases of the enterprise, from concept design to post-closing.

With the purpose to promote water safety - that is, the availability of water in sufficient quantity and quality for human supply, the economic activities and the conservation of the water ecosystems in the regions where the Company is works,in 2018, Vale established the Water Target. The commitment was to reduce the capturing of fresh water by 10% for use in its production processes by 2030, base year 2017. For this purpose, the Company invested in the expansion of the water monitoring network, in initiatives to reuse effluents in its processes, use of rainwater, search for new technologies and development of studies aimed at the continuous evolution of the responsible management of the water resources. In 2021, the Global result accumulated since the base year was 20% reduction, which exceeded the initial goal set for 2030 (10% reduction), with emphasis on the operations in the Amazon region and part of the operations in the Southeast, with cumulative reduction of 48%. As per the directive of the Company's Water and Water Resources Policy, when the originally set target is reached, new targets must be defined. Thus, the new targets will be based on the responsible management of water resources and effluents and will be published in 2022.

Environmental Responsibility

There is Environmental responsibility in three distinct and independent areas: (i) civil; (ii) administrative and (iii) criminal.

Civil liability: The entrepreneur, regardless of guilt, must indemnify or repair the damage caused to the environment and to third parties affected by its activities. The environmental legislation also stipulates joint liability of the polluters (article 3, item IV, of Federal Law No. 6,938/81), which implies possibility of holding all those who, directly or indirectly, cause damage to the environment, liable. It should also be highlighted that, according to the consolidated understanding in the Brazilian Superior Courts' jurisprudence, the liability for environmental damage is not subject to statute of limitations, i.e., it does not expire over time.

•	Administrative Responsibility: Administrative responsibility is pursuant to an action or omission which violates the legal rules on use, fruition, promotion, protection and recovery of the environment, as defined in the legislation (art. 2 of Federal Decree No. 6,514/08). Sanctions against administrative violation may include warning, fine, product destruction, suspension of the sale and manufacture of the product, embargo of work or activity, demolition of work, among other right restrictions. According to the understanding consolidated in the jurisprudence of the Superior Court of Justice, environmental administrative liability is subjective and requires demonstration of culpability (intention or guilt) of the agent for characterization.

•	Criminal Responsibility: In the criminal area, Federal Law nº 9.605/98 (Environmental Crime Law) subjects to its effects any person, individual or legal entity, who in any way contributes to the practice of conduct considered harmful to the environment and typified in its scope as environmental crimes. In this regard, it should be noted that environmental liability in the criminal are is subjective, that is, it requires demonstration of the culpability (intention or guilt) of the agent. The Law also provides the possibility to disregard the legal personality whenever it is an obstacle to the reimbursement of damages caused to the quality of the environment. The criminal sanctions applicable to legal entities may be (i) fine; (ii) partial or total suspension of the activity; (iii) temporary prohibition of establishment, work or activity; (iv) prohibition to contract with the Public Power and obtain subsidies, support or donations from it; and (v) provision of services to the community.

Other Considerations on the International Environmental Legislation

The environmental legislation is becoming stricter around the world, which can lead to higher costs for the fulfillment of the environmental laws. There are several examples of environmental regulation and compliance initiatives that may affect the Company's operations:

•	Canada. Canadian laws and policies to address climate change continue evolve with stricter controls on greenhouse gas emissions. The Supreme Court of Canada upheld the Greenhouse Gas Pollution Pricing Act, a federal law to regulate greenhouse gas emissions, and confirmed this Act will apply in provinces that have not enacted equivalent legislation. In June of 2021, the federal government enacted the Canadian Net-Zero Emissions Accountability Act which enshrines Canada’s 2050 target of reaching net-zero emissions with a framework to set and report on milestone emissions reduction targets. Heightened enforcement for contravention of environmental legislation is also a trend. For instance, in Ontario the government has proposed to expand the use of administrative penalties with enhanced fines for various environmental contraventions. Certain of Vale’s operations in Ontario, Canada are over 100 years old which give rise to potential impacts to water from legacy operations. Vale has invested in a Water Quality Management Program that is designed to be a proactive plan, involving hazard screening and a risk evaluation process, to guide Vale with the identification, prioritization and execution of remedial activities to address potential water impacts from historical operations.

•	Indonesia. Under the Indonesian Government Regulation of 2014 on waste B3, PTVI slag is classified as hazardous waste, and PTVI submitted a formal request to the regulatory body for approval. In February 2021, a new Government Regulation was issued. PTVI slag is no longer classified as hazardous waste; however is required to report the use and the management of the slag to the government.

•	China. Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution Caused by Solid Waste was revised in 2020, based on which the Administrative Measures for the Prevention and Control of Environmental Pollution from Tailings will become effective as of July 1, 2022. Those laws and regulations impose tougher obligations on prevention and control of pollution caused by solid waste, including tailings. It also imposes more severe penalties.

Brazilian Mining Dam Regulation

According to ANM resolution from 2022, the companies which operate mining dams in Brazil are required to comply with specific rules, including:

56.	Audit: The companies which operate mining dams must conduct two stability audits for each dam per year and prepare a stability report and the corresponding Statement of Stability Condition (DCE). One of these audits must be conducted by external auditors.

In the Brazilian operations of the Company, an external senior engineer (EOR), not directly involved in the daily operations, is responsible for conducting this audit regularly, as part of Vale's governance procedures to assess safety and performance.

57.	Dam Safety Periodic Review - RPSB: The report must include a detailed analysis of all documentation of the dam, including project and procedures, stability analysis of the facilities and the impacts on the involved communities, including studies of hazards and rupture impact. RPSB reports must be renewed every 3, 5, and 7 years for high, medium, and low associated potential damage (DPA), respectively, and whenever structural changes are made. RPSB is made by an external company not related to EOR.

58.	Training of the Emergency Action Plan for Mining Dams: For all mining dams covered by the National Policy, there must be emergency action plans, and the local employees and communities must be trained.

In 2019, ANM issued a resolution on dam safety, requiring companies that own upstream dams to present a technical de-characterization project and fully de-characterize such structures in the coming years. In addition, a wide range of measures have been imposed to assure the stability and the safety of the mining dams and their monitoring and warning systems. In addition, the resolution set a minimum safety factor and mandatory signature of DCE by a person with higher level in the company's hierarchy, together with the technician responsible for its preparation.

Also in 2019, the state of Minas Gerais enacted a law prohibiting expansion and construction of any upstream dams. The law also prohibits expansion, modification or construction of any dam if there are communities settled within its Self-Rescue Zone, an area that encompasses the part of the valley downstream of the dam, where timely evacuation and intervention by the competent authorities in possible emergency situations is not possible.

In 2020, a federal law amended the National Policy on Dam Safety, reinforcing the prohibition for construction and raising of upstream dams in Brazil. The law also requires the companies to de-characterize structures built using the upstream method by 2022.

For dams not built by the upstream method already installed or in operation where there are communities in the Self-Rescue Zone, the law requires (a) de-characterization of the facility, (b) resettlement of the population and recovery of the cultural heritage, or (c) carry out reinforcement to assure structural stability.

For further information, see item 7.9 of this Reference Form.

Royalties and other taxes on mining activities

In many jurisdictions, Vale is required to pay royalties or taxes on its revenues or profits from extraction and sales of minerals. These payments are an important element of the economic performance of a mining operation. The following royalties and taxes apply in some of the jurisdictions where Vale has its largest operations:

Brazil. Vale has to pay royalty known as Financial Compensation for the Exploration of Mineral Resources (“CFEM”) on the revenues from the sale of minerals extracts. The CFEM calculation is made as follows: (i) for sales in the domestic market, the CFEM calculation base is the sales revenue, net of taxes falling upon sales; (ii) for export, the CFEM calculation base is the higher of the revenues from the export and the value equivalent to the transfer prices in the federal income tax legislation; and (iii) for the internal consumption of ore of a company, the CFEM calculation base is the value equivalent to the current price of the ore in the domestic market, in the international market or a reference value to be determined by the National Mining Agency (“ANM”). The current CFEM rates are: 3.5% for iron ore, 2% for copper, nickel and other materials, 3% for bauxite and manganese ore.

Brazilian States. Several Brazilian states, including Minas Gerais, Pará and Mato Grosso do Sul, impose a tax on the mineral production (Mineral Resource Inspection Fee – “TFRM”), which is currently charged at rates from R$0.50 to R$ 4.1297 per metric ton of minerals produced in or transferred from the state. In March 2021, a state decree increased the TFRM rate in the state of Pará to R$12.3891 per metric ton, effective as of April 2021. The Company did not implement the new rates as it understood that, in accordance with the applicable principles of the Brazilian constitutional law, the tax increase would come into effect only in the year following its enactment. For 2022, Vale understands that the new rates are also not applicable. In December 2021, the government of Ourilândia do Norte, in the State of Pará, enacted a law imposing TFRM on nickel ore extracted or processed in the territory, at rate of R$5.14 per kilogram. The Company is assessing the legal aspects and the economic effects of this new tax. Other companies and an association of the sector are currently challenging the legality of TFRM in several lawsuits, including before the Supreme Federal Court (STF).

Canada. The Canadian provinces where Vale operates charge a tax on the profit from the mining operations. The profit from the mining operations is generally determined by reference to the gross income from the sale of the mine production and deduction of certain costs, such as mining and processing costs and investment in processing assets. The statutory mining tax rates required by law are 10% in Ontario, with graduated rates up to 17% in Manitoba and a combined mining and royalty rate of 16% in Newfoundland and Labrador. The mining tax paid is deductible for IRC purposes.

Indonesia. PTVI pays mining rights of 2% on its revenues from nickel matte when the nickel prices of LME are below US$21,000 per metric ton, and 3% of its nickel matte revenues when LME prices of nickel are above or equal to US$21,000 per metric ton.

Regulation of other activities

Vale is subject to comprehensive regulatory regimes for some of its other activities, including railway transport, port operations and electric power generation. It is also subject to more general legislation on health, worker safety, and support for communities near mines, among other matters. The following descriptions refer to some of the other regulatory regimes applicable to its operations:

  Brazilian railway regulation. Vale's Brazilian railway business operates under concession contracts awarded by the federal government, and its railway concessions are subject to regulation and supervision by the Brazilian Ministry of Infrastructure and the National Land Transport Agency (ANTT). EFC and EFVM concessions have recently been renewed for 30 years and expire in 2057, subject to investment commitments (such as urban and infrastructure works) and grant payment. Such investments are subject to risks inherent to the execution of the works, including delays. Delays may result in sanctions by ANTT, as provided for in the concession contracts. VLI also received a sub-concession agreement for the commercial operation of a 720-kilometer stretch of the FNS railroad in Brazil, which expires in 2037. FCA and MRS concessions expire in 2026 and may be renewed for 30 years at the discretion of the federal government. Rail transport prices can be negotiated directly with the users of these services, subject to a ceiling price set in the concession contracts and reviewed annually by ANTT for each of the concessionaires and for the different transported products. The ANTT regulation also requires the concessionaires to grant it rights of way to other railway operators, make investments in the rail network and comply with certain productivity and safety requirements, among other obligations.

•	Brazilian port regulation. The port operations in Brazil are subject to regulation and inspection by the National Water Transport Agency (ANTAQ), the federal body responsible for maritime transport services, and the Ministry of Infrastructure, through the National Department of Ports and Water Transport (SNPTA), which aims to formulate policies and guidelines. The contracts for Vale to operate its private terminals are valid until 2039 and can be renewed for equal periods, except for the Leases of the Copper Terminal (Port of Itaqui, State of Maranhão) and CPBS (Port of Itaguaí, State of Rio de Janeiro), which expire in 2023 and 2026, respectively, currently being renewed for another 20 and 25 years, respectively, at the discretion of the Federal Government.

b. Company's environmental policy and costs incurred to comply with the environmental regulation, and if applicable, other environmental practices, including adherence to international environmental protection standards

In order to materialize the sustainability in its projects, Vale develops and implements policies, guidelines and principles associated with its activities, products and services which are periodically assessed and reviewed, whenever necessary. Vale has a Global Sustainability Policy considering environmental aspects and social action in line with ISO standards, the Global Policy on Climate Change and the Global Policy on Human Rights.

These commitments, together with specific programs and plans developed for each Vale operation, provide the necessary guidance to reach its sustainability goals, seeking continuous evolution with repercussions on its short, medium and long-term business decisions.

Vale Management Model, known as VPS (Vale Production System) is focused on results and provides deep and comprehensive implementation of policies and practices to make safe and environmentally responsible operations feasible and assure the integrity of the Company´s assets. VPS is composed of 3 dimensions: Leadership (set of expected leadership practices expected to reinforce key behaviors and shape organizational culture and discipline), Technical (policies, guidelines, and common technical process requirements to manage assets and deal with inherent business risks) and Management (management routines, methodologies and tools structured to sustain and improve results).

VPS strengthens Vale´s organizational culture by means of people development, best practices standardization, operational discipline and routine fulfillment. It is a model under constant evolution, which consolidates and continuously improves in its approach, methods, techniques and tools used according to the obtained knowledge. Its application is mandatory: it shall be adopted globally in the operational and the administrative areas.

In accordance with the socio-environmental commitments assumed by the Company, the ISO14001 certification has followed a plan of gradual increase, so that, currently, 50% of the operational sites already have their certificates issued and undergo continuous assessments of scope maintenance. These are: for Base Metals, the sites in Indonesia, China, Wales, Japan, Salobo, Sossego and Onça Puma, in addition to the loading and logistics terminals in Carajás and São Luis. For ferrous, the operations at the Carajás Iron and Manganese mine, the Itabira, Brucutu, Água Limpa iron mines, in addition to the operations that compose the Vargem Grande Complex (Capitão do Mato, Aboboras, Tamanduá, Pico mines, Vargem Grande and Andaime railway terminal). Also in ferrous, the pelletizing units in Vargem Grande and pelletizing and logistics (ports and railroad) in Tubarão, Ponta da Madeira and Oman are also ISO 14001 certified.

In the last 3 years, approximately US$ 1.96 billion were invested in environmental management actions, such actions were aimed at compliance with regulations or other environmental practices.

The main atmospheric pollutants emitted by Vale's operational units are: particulate matter (PM); sulfur oxides (SOx) and nitrogen oxides (NOx). The management of atmospheric emissions at Vale focuses on the inventory of sources, which can be fixed or mobile, prompt or diffuse, generating technical information to support the mathematical model that calculates the dispersion plume of the pollutants. In compliance with the environmental constrains, Vale also keeps and operates air quality monitoring networks in some units. These initiatives contribute to and support the adoption of control systems, emissions monitoring and management plans.

Part of the particulate matter emissions comes from diffuse sources (fugitive emissions), such as vehicle traffic on unpaved roads, exposed areas subject to wind drag, handling of ore and bulk materials, and railway transport.

Vale works strongly to reduce these diffuse emissions, adopting control measures, such as sprinkler systems, use of dust suppression products, enclosure of conveyor belts and transfer houses, windfences[2], revegetation of geotechnical structures and improvement in operational and management processes.

The emissions from fixed sources have a systematic monitoring in their stacks, in addition to specific control systems, such as bag filters, electrostatic precipitators, gas scrubbers, among others.

In 2021, Vale set the target to reduce the emissions of Particulate Material by 16%, reduce the emissions of Sulfur Oxides by 16% and reduce the emissions of Nitrogen Oxides by 10% by 2030, and to evolve in this commitment, specific technology initiatives, use of biofuels, electrification and improvement of the operational efficiency were implemented, in synergy with low carbon strategic planning.

As for water resources and effluents, Vale operates in accordance with the ICMM regulations and guidelines that aim at responsible management. This model determines that the use of water must be rational, socially and culturally equitable, environmentally sustainable and economically beneficial, achieved through inclusive process of the stakeholders and considering the hydrological basin, where the Company operates, as a territorial unit for planning and management. Thus, 4 strategic pillars of action were established: governance, monitoring and control of water and effluents, water risk management and engagement with stakeholders in the drainage basin. The gains of this model resulted in: institution of the Water and Water Resources Policy, early achievement of the target of reduction of specific water use, expansion of the qualitative-quantitative monitoring network, strengthening of the water resources commission and consolidation of the monitoring results in an Integrated system. For the coming years, the biggest challenge is to engage stakeholders actively acting in the collaboration of the construction of policies and instruments that aim at water security, in the conservation and improvement of the quality of the drainage basins where Vale operates.

Vale's environmental action also involves recovery of degraded areas (RAD), which is directed both to areas directly and indirectly impacted by mining and to other locations, with the purpose to compensate for its impacts. The recovery of areas impacted by mining generally comprehends the application of engineering methods and techniques (soil, geotechnical, civil), agronomic and silvicultural, aiming at physical and chemical stabilization and revegetation of sites or areas that had, in addition to the vegetation cover removed, the soil and relief uncharacterized by mining, opening of roads (highway, railways), among other activities involving earthmoving or earthmoving works (excavations, cut-off, landfills, disposal of materials), with the purpose to rehabilitate them in the short and medium terms, but also seeking to create environmentally adequate conditions to restore them in the long terms. On the other hand, recovery as a compensatory measure normally occurs due to the suppression of native vegetation, the cutting of plant species protected by law and the intervention in legally protected spaces, such as, for example, Permanent Preservation Areas. In this case, the recovery process considers the natural biological diversity and the different forms of life of the reference ecosystems, the matrix of the landscape of the area and the frequent use of methods and techniques of management of natural regeneration and planting of vegetation species (direct seeding or seedling planting) to induce or lead to ecological succession. This process is also frequently used to regularize or adapt the Company's properties to the environment. In all cases, and depending on the circumstances, the recovery may involve different manual, mechanized or combined procedures with different degrees of intensity, execution times and costs.

2 Wind barriers which surround the product storage yards and reduce dust drag.

In line with RAD practices and with the purpose to promote reintegration of the mined territories into the physical, biotic and socioeconomic environments, Vale has an integrated and strategic plan for closing of all of its mines. To guide its actions, Vale has internal procedures and corporate guidelines on mine closuring. Such procedures include composition of the provision for decommissioning of assets, which are in line with the guidelines of the Brazilian Securities and Exchange Commission - CVM and the Securities Exchange Commission - SEC (IAS 37 and Sarbanes-Oxley Law). The definition of the future use of each unit is established in the Mine Closuring Plan, considering environmental, social and economic aspects, according to a specific operating procedure. All Vale operations have a Mine Closing Plan in force.

Vale operates in several regions, including areas of high cultural value and high relevance for biodiversity. In all of its projects and operations, Vale develops actions to (i) avoid, mitigate, recover, compensate and monitor the negative impacts and (ii) enhance the positive impacts in the locations where it operates. In addition, it develops and supports actions that encourage research and conservation of biodiversity and the sustainable use of natural resources. Among these, Vale maintains its own protected natural areas, and in partnership with government bodies, it supports the maintenance of several conservation units, contributing to the conservation of threatened species and habitats, in addition to promoting engagement with communities, scientific institutions and other relevant actors.

With the purpose to build a positive relationship, Vale establishes voluntary agreements with indigenous peoples and traditional communities in its areas of influence, focusing on ethnodevelopment, territorial protection, cultural and institutional strengthening, among others, in order to contribute to the improvement in the quality of life and the self-sufficiency of these peoples. In addition to voluntary agreements, when the company's licensing processes identify direct or indirect risks and/or impacts on recognized traditional territories, Basic Environmental Programs are also implemented to mitigate these risks/impacts.

Global. Vale's relationship with indigenous peoples and traditional communities is in line with the main international commitments and standards, such as the ICMM position on Mining and Indigenous Peoples, Convention No. 169 of the International Labor Organization (ILO) and the United Nationa Declaration on the Rights of Indigenous Peoples. In Brazil, the Company has a multidisciplinary team with experience in indigenous tribes, with more than 20 professionals dedicated to social work in the territories and permanent relationships with these populations. In other countries, Vale has different structures, always with qualified professionals who work guided by the aforementioned references and the Global Policy on Human Rights. Currently, Vale interacts globally with 26 indigenous peoples, 13 in Brazil and 13 in other countries; and 57 traditional communities in Brazil (such as quilombolas, coconut breakers, riverside inhabitants, artisan fishermen and gypsies).

For more details on the information highlighted above, see the Company's Integrated Report, available for check on the website indicated in item 7.8 of this Reference Form.

c. dependence on patents, trademarks, licenses, concessions, franchises, royalty contracts relevant to the development of the activities.

Vale operates mines, railways, ports, maritime terminals and hydroelectric power plants, in general, through concessions granted by federal and state governments in several countries. Therefore, Vale depends on the concession of operating licenses for such assets for the development of Vale's activities. For further information about Vale´s licenses and concessions, see item 9.1 of this Reference Form.

In addition, Vale's portfolio of intangible assets as a whole generates value added for the operating units in different aspects, either through its commercial bias, which involves transfer of technology, open innovation and economic exploitation, or as a unique tool for competitiveness, because it creates technological barriers to the competitors, freedom of operation, or even as an instrument to increase productivity and/or reduce personal and environmental risks, such as patents related to green technologies, health and safety of employees in strategic areas. Among the intangible assets, Vale considers its registrations for the “VALE” trademark to be one of the most relevant for the Company’s activities, in addition to the domain names “vale.com” and “vale.com.br”, which, together with the other assets, bring direct and indirect technical and financial benefits to Vale's activities on several production fronts.

7.6 - Relevant revenues from abroad

Below, there are the Company's relevant revenues from abroad in the last three fiscal years:

	Fiscal year ended on December 31,
R$ million	2019	%	2020	%	2021	%
North America	8,097	5.6	6,574	3.2	10,325	3.5
USA	5,271	3.6	5,336	2.6	8,323	2.8
Canada	2,826	2.0	1,238	0.6	2,002	0.7
South America	15,399	10.6	17,515	8.5	32,590	11.1
Brazil	12,877	8.9	14,898	7.2	27,678	9.4
Others	2,522	1.7	2,617	1.3	4,912	1.7
Asia	93,500	64.6	148,116	71.9	202,706	69.1
China	72,405	50.1	121,125	58.8	154,067	52.5
Japan	9,811	6.8	11,363	5.5	24,399	8.3
South Korea	4,349	3.0	6,222	3.0	9,430	3.2
Taiwan	3,763	2.6	3,034	1.5	5,356	1.8
Others	3,172	2.2	6,372	3.1	9,454	3.2
Europe	19,385	13.4	26,411	12.8	36,303	12.4
Germany	6,653	4.6	7,848	3.8	11,003	3.7
France	2,038	1.4	1,343	0.7	3,138	1.1
United Kingdom	660	0.5	3,380	1.6	636	0.2
Italy	1,408	1.0	1,401	0.7	3,494	1.2
Others	8,626	6.0	12,439	6.0	18,032	6.1
Other countries	8,254	5.7	7,482	3.6	11,600	4.0
Net revenue(1)	144,635	100.00	206,098	100.00	293,524	100.00

(1) Refers to total revenue from continuing operations. See item 7.3 for information about discontinued operations (coal).

7.7 - Effects of the foreign regulations on the activities

For information about the effects of the foreign regulation on Vale´s activities, see item 7.5 of this Reference Form.

7.8 – Social-Environmental Policies:

(b)	if the issuer discloses social and environmental information:

1. Is sustainability report or similar document published?

The Company publishes its report in line with the guidelines of the International Integrated Reporting Framework | Value Reporting Foundation, in addition to the Global Reporting Initiative (GRI) standard, adopted since 2007. The Integrated Report brings the Company's ESG performance approach and also an attachment – ESG databook, with indicators from the Global Reporting Initiative (GRI); the Metals & Mining segment of the Sustainability Accounting Standard (SASB); the Task Force on Climate-related Financial Disclosures (TCFD); core metrics of the World Economic Forum (WEF) and UN Sustainable Development Goals (SDGs). The Company actively participates in the International Council on Mining and Metals (ICMM); therefore, it is also committed to conducting management that adheres to the ICMM Mining Principles, which also guide this communication of results.

Vale's 2021 Integrated Report was prepared in accordance with the GRI Standards, Comprehensive option, and with the Mining and Metals Sector Supplement, with external assurance from PricewaterhouseCoopers Auditores Independentes Ltda (PwC). The data in this publication refer to the operations conducted from January 1, 2021 to December 31, 2021, whose financial results consider Vale and its subsidiaries, and environmental, social and governance data on prioritized topics according to the Company's materiality matrix .

Among the reported information, the signing of the Comprehensive Comprehensive Remediation Agreement, signed in 2021 with the State of Minas Gerais and justice institutions, in an effort to repair the damage caused by the break of Dam I of the Córrego do Feijão Minein Brumadinho, which took place in 2019; the progress of about 23% in the de-characterization of upstream facilities within the Dam De-characterization Plan in Brazil, and for 2022, the forecast to de-characterize another 5 (five) upstream facilities, reaching 40% of the plan, are highlighted. The program also provides de-characterization of all upstream facilities in Brazil by 2035. The standardization of VPS (Vale Production System) integrated management model, and the institutionalization of the Safety management focused on Hazard Identification and Risk Assessment - HIRA enabling a detailed analysis of the operational scenarios and establishment of critical controls, such as protective barriers, a system already implemented in 100% of Vale's sites, are also highlighted.

The contributions to the combat to climate change are among the topics of the biggest impact and influence for Vale. The Company's purpose is to reach zero net emissions by 2050 (scopes 1 and 2), considering projects and technologies focused on the reduction of the greenhouse gas emissions and decarbonization, and reduce Scope 3 emissions by 15% by 2035. The Company has developed a portfolio of innovative products, such as Green Briquette, and is actively engaging in partnerships with customers for the decarbonization of the global steel industry. The “Green Briquette” is Vale's exclusive technology, the result of several years of technological development and already patented in more than 47 countries, with three plants already approved and another five in the analysis phase.

In the social area, the Company defines its Social Ambition, with three priority pillars — sustainable mining, independent communities and global causes — with commitments related to creating social value, promoting education, health and income generation, and protection of human rights.

In relation to the Human Rights issue, 100% of Vale's operations have assessed the risk of human rights violations, periodically monitoring them together with other business risks. In addition, the operations have adopted preventive and mitigating control measures for these risks and have carried out tests to assure their effectiveness. In 2021, Vale committed to perform external due diligence on Human Rights in all of its operations and in critical projects in three-year cycles, with methodology aligned with international standards on the subject. In the year, 12 out of 41 operations, and two projects were contemplated.

Another highlight in the diversity agenda was the anticipation of the target to double the representation of women in the Company's workforce (from 13% to 26%) from 2030 to 2025; the definition of the target to reach 40% of the leadership in Brazil formed by black people by 2026. Also as part of the cultural transformation process experienced by the Company, it restructured its Whistleblower Channel, showing 33.8% increase in the number of received reports. All confirmed violations triggered remediation plans. During the year, 3,014 corrective actions were established, including dismissal actions for 157 employees.

The report is available at http://www.vale.com/EN/sustainability/integrated-report-2021/Pages/default.aspx.

2. Is there a social-environmental responsibility policy?

Vale's governance model was developed with the purpose to implement the principles of role clarity, transparency and stability that guide the company's actions. The global policies on Sustainability, Anti-corruption, Human Rights, Mitigation and Adaptation to Climate Change, Social and Environmental Investments and the Code of Conduct, among others, are instruments that align the Company with the market practices and the regulations and the legislation in the public and private sectors.

All these policies are available at http://www.vale.com/esg/en/Pages/PoliciesAndCorporateDocuments.aspx.

(c)	the methodology followed in the preparation of this information:

The preparation of Vale's Integrated Report, which discloses information on Vale's sustainability performance, is in line with the guidelines of the International Integrated Reporting Framework | Value Reporting Foundation and the Global Reporting Initiative (GRI), including the Mining and Metals Sector Supplement. Vale reports on its efforts in adhering to the Mining Principles of the International Council on Mining and Metals (ICMM), of which it is an active member. The document and its annex (ESG databook) also include indicators of the Sustainability Accounting Standard Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD), the key metrics of the World Economic Forum (WEF) and the UN Sustainable Development Goals (SDG).

These documents are available at http://www.vale.com/EN/sustainability/integrated-report-2021/Pages/default.aspx.

(d)	if this information is audited or reviewed by an independent entity:

Vale's Integrated Report is audited annually by an independent auditing company. Vale 2021 Integrated Report, published in May 2022, underwent limited external assurance conducted by PwC as well verification and approval by Vale´s Sustainability Committee and the Board of Directors.

(e)	the page on the world wide web where this information can be found:

The Integrated Report of the Company is available for check on site: http://www.vale.com/brasil/en/investors/information-market/annual-reports/pages/default.aspx

The Company's Global Sustainability Policy, Global Human Rights Policy and Global Climate Change Policy are available for check at link: http://www.vale.com/esg/en/Pages/PoliciesAndCorporateDocuments.aspx.

(f)          whether this report takes into account the UN Sustainable Development Goals (SDGs) and which the material SDGs for the company's business are

The Integrated Report includes an attachment – ESG databook, with indicators of the Global Reporting Initiative (GRI); the Metals & Mining segment of the Sustainability Accounting Standard (SASB); the Task Force on Climate-related Financial Disclosures (TCFD); core metrics of the World Economic Forum (WEF) and Sustainable Development Goals (SDGs).

Vale reviewed its materiality matrix in 2021. The study was conducted in accordance with the guidelines of the International Integrated Reporting Framework | Value Reporting Foundation and the Global Reporting Initiative (GRI), involving the main stakeholders in identification and prioritization of these topics, with final approval of the materiality matrix by the Company's Sustainability Committee.

For each topic, GRI indicators, indicators of the Metals & Mining segment of the Sustainability Accounting Standard (SASB) and Sustainable Development Goals (SDGs) related to the reported indicators and the material topics were identified. SDGs prioritized by Vale, according to the Company's 2030 agenda commitments are:

•        1. Poverty eradication - End poverty in all forms, everywhere;

•	3. Health and well-being - Ensure healthy lives and promote well-being for all at all ages;
•	5. Gender Equality - Achieve gender equality and empower all women and girls;
•	6. Clean water and sanitation - Ensure availability and sustainable management of water and sanitation for all;
•	7. Affordable and clean energy - Ensure access to cheap, reliable, sustainable and renewable energy for all;

•        8. Decent work and economic growth - promote sustained, inclusive and sustainable economic growth, full and productive employment, and decent work for all;

•	10. Reduced inequalities - reduce inequalities within and among countries;
•	12. Responsible consumption and production - Ensure sustainable production and consumption patterns;
•	13. Action against the global climate change - Take urgent action to combat climate change and its impacts;
•	15. Life on land - Protect, restore and promote sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt loss of biodiversity;

7.9 - Other relevant information

Significant Changes in the Business

The main events in the Company's business since the beginning of 2021 are summarized below.

Repair agreement related to the Brumadinho dam rupture

In February 2021, Vale signed a global agreement with several public authorities for repair and remediation of social-environmental and social-economic damages resulting from the rupture of the Brumadinho dam. The agreement was a milestone in the repair process, resolving numerous demands, in addition to establishing several projects and actions for comprehensive repair and remediation of the negative impacts of the Brumadinho dam rupture. The agreement, which aims to adopt quick, fair and effective solutions, was negotiated in a process conducted with transparency, legitimacy and legal certainty. Each of these projects and actions contemplated in the agreement is designed to provide comprehensive technical solutions for each specific situation. For additional information, see item “Burmadinho Tailings Dam Rupture” in this item 7.9 and item 4.7 of this Reference Form.

Developments related to the COVID-19 pandemic.

Since the COVID-19 outbreak spread globally, the Company has taken measures and implemented health and safety policies and protocols to protect its employees, businesses and communities around its operations from the threats represented by the pandemic. In 2021, the operations in Salobo and Sossego, in Brazil, were temporarily suspended and the Company had increase in absenteeism in its operations in Canada, mainly in the last quarter of 2021. Temporary suspensions and absenteeism had no material impact on the Company's results of operations.

Divestments

Since the beginning of 2021, the Company has completed some divestitures and entered into divestiture agreements. These divestitures are in line with its strategic pillar of capital discipline, continued focus on its core businesses and commitment to lean portfolio.

Sale of Vale New Caledonia In March 2021, the Company´s subsidiary Vale Canada completed the sale of its interest in VNC to Prony Resources. Prony Resources is a consortium of VNC administrators and employees, supported by the Caledonian and French authorities with Trafigura as a minority shareholder. The agreement provides VNC's former operations with financial package totaling US$1.1 billion, Vale Canada is contributing with US$555 million to support the continuity of the operations. In addition, Vale will continue to be entitled to a long-term nickel supply contract for part of the production of the operation, enabling VNC to continue to meet the growing demand for nickel by the electric vehicle industry.

Acquisition of Mitsui's interest and prepayment of Project Finance of the Nacala Corridor. In June 2021, in preparation for the sale of the Company's coal operation, the concessionaires of the Nacala Logistics Corridor (“NLC”) located in Mozambique and Malawi prepaid Project Finance of Nacala Corridor, which had an outstanding balance of approximately US$2.5 billion, with funds provided by the Company. The settlement of the project financing was the final preceding condition to complete the acquisition of Mitsui's interest in NLC by Vale. After acquiring Mitsui's interest, and therefore, simplifying the governance and the asset management, Vale started the process of selling its interest in the coal business.

Sale of Coal Assets. In December 2021, the Company entered into a binding agreement with Vulcan Resources (formerly known as Vulcan Minerals - “Vulcan”) to sell its coal operations, which consist of the Moatize mine and NLC for US$270 million, in addition to a 10-year royalty agreement, subject to certain mine production conditions and coal price. In April 2022, the completion of the transaction was disclosed after the fulfillment of all preceding conditions.

Sale of assets of the MidWestern System. In April 2022, the Company entered into a binding agreement with J&F Mineração Ltda. ("J&F") for the sale of all shares issued by Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación Sociedad Anónima, which hold Vale's iron ore, manganese ore and logistics assets in the Center-West System. The agreed business value of the transaction is approximately US$1.2 billion for the assets. Upon closing, the Company expects to receive approximately US$150 million, in addition to transferring to J&F the obligations related to the take-or-pay logistics agreements, subject to the consent of the applicable counterparties, and other existing obligations on the transferred assets. The completion of the transaction is subject to the normal preceding conditions, including but not limited to approval by the antitrust authorities (CADE), the National Water Transport Agency (ANTAQ), the National Defense Council (CDN) and other authorities.

Sale of Mosaic shares. In November 2021, Vale sold all of its common shares of The Mosaic Company for approximately US$1.26 billion in a block trade. Vale had received these shares as part of the compensation for the sale of its fertilizer business to The Mosaic Company in 2016.

Sale of interest in CSI. In February 2022, Vale sold its 50% interest in California Steel Industries, Inc. (CSI) to Nucor Corporation for approximately $437 million. Upon completion of the transaction, a gain of approximately US$218 million was recorded.

Sale of YVY shares. In 2021, Vale completed the sale of its 25% interest in Anyang Iu Vale Yongtong Pellet Co., Ltd (YVY) to Anyang Iron & Steel Co., Ltd. was completed for $14 million.

Sale of small hydroelectric power plants. In 2021, Vale sold the small hydroelectric power plant Mello, located in Minas Gerais, for US$ 1 million. Additionally, it signed the sale of the small hydroelectric power plants Glória and Nova Maurício, both located in Minas Gerais, for US$ 6 million. The transaction is expected to close in 2022, subject to the normal preceding conditions.

Sale of the Ferroalloys and Manganese operations of Vale Manganês. In January 2022, Vale sold its ferroalloys and mining operations in Barbacena and Ouro Preto, and its manganese mining operations in Morro da Mina, in the State of Minas Gerais, to the VDL Group (“VDL”) for a total of US$ 40 million, with no debt and no cash. As a result, the Company does not have any manganese ferroalloy operations anymore.

New projects

Briquette plants. In December 2020, Vale approved the conversion of pelletizing plants 1 and 2 of the Tubarão complex into iron ore briquetting plants to produce the “green briquette”. This project is in line with its strategy to maximize the flight-to-quality in the Iron Ore and reduce the net Scope 3 emissions by 15% by 2035 compared to base year 2018. It also approved the construction of a new briquetting plant in the Vargem Grande complex. The initial production capacity of these three plants will be approximately 7 million metric tons per year. The start-up of the three plants is scheduled for 2023 and the total investment is US$ 185 million.

Thompson Project Phase 1. In June 2021, Vale approved a US$123 million investment package for the Thompson Project Phase 1, which will extend the current mining activities in Thompson, Manitoba, for at least 10 years. The Thompson Mine Extension “TME” is a two-phase project and the first approved phase includes construction of critical infrastructure, such as extension of the ventilation system and increase in backfill capacity, which will enable and debottleneck the mining of deeper parts of existing the deposits. A bold exploration strategy near the mine was also approved for Thompson, which will support the approval of TME Phase 2, which includes the development of new ore bodies.

Rio Tocantins railroad bridge. In March 2022, the Company approved the construction of a new railway bridge over the Tocantins River, in the municipality of Marabá, state of Pará. This project will increase the capacity of Ferrovia Carajás (EFC), improving the flow of railway traffic, in addition to mitigating the business risks by means of duplication of the existing bridge. The project is scheduled to start in 2027, with a total investment of US$ 830 million and includes a second road bridge for automotive traffic that will strengthen the connection between the southeast of the state of Pará and the northern coast of Brazil. The only current bridge is part of the EFC railroad, through which the Company transports all its iron ore production from the Northern System, as well as the copper concentrate produced in the state of Pará.

Tecnored Plant. In April 2022, the Company started working on the first commercial factory of Tecnored in Marabá, Pará. Tecnored is a 100% Vale subsidiary focused on the development of a low carbon pig iron process using energy sources, such as biomass, synthesis gas and hydrogen, which emit less CO2 than traditional pig iron production processes. such as coal and coke. The initial production capacity of the plant will be 250,000 tonnes per year of green pig iron and could reach 500,000 tonnes per year in the future. The start-up is scheduled for 2025 with estimated investment of approximately US$ 374 million.

Resumption of Samarco's operations

In December 2020, Samarco started the gradual resumption of its operations, with integrated resumption of iron ore extraction and processing in the Germano complex, located in Mariana, state of Minas Gerais, and pelletizing in the Ubú complex, located in Anchieta , state of Espírito Santo. Samarco's operations are being resumed with production capacity of approximately 7 to 8 Mtpy, using one of the three concentrators for processing iron ore at the Germano complex and one of the four pelletizing plants at the Ubu complex, representing 26 % of Samarco's production capacity. The integrated resumption of the operations is done after extensive commissioning tests after five-year shutdown. Samarco will use new tailings disposal processes, reflecting its commitment to sustainable recovery and operational safety. In 2021, Samarco produced 7.87 Mt.

With the implementation of the filtration process, Samarco expects to be able to substantially dehydrate the sand tailings, which represent 80% of the total volume of tailings, and safely stack these filtered sand tailings in piles. The remaining 20% of the tailings must be deposited at the Alegria Sul mine, independent bedrock structure which is safer than a tailings dam. Additionally, Samarco is making progress in the decommissioning of the Germano dam, following the required safety standards. Samarco operates a real-time Monitoring and Inspection Center to monitor the stability and the safety of its geotechnical structures.

Responses to the Rupture of the Tailings Dam in Brumadinho

On January 25, 2019, a tailings dam broke at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The rupture of the dam released a stream of tailings waste, which submerged the Company's administrative area at the Córrego do Feijão mine and reached parts of the communities of Córrego do Feijão and Parque da Cachoeira in the surroundings of Brumadinho, and areas close to the Paraopeba River. The dam rupture resulted in 270 casualties, including five victims still missing, and caused extensive material and environmental damage in the region.

Vale will never forget Brumadinho. Vale reaffirms its respect for the victims and their families, prioritizing fair and prompt repair for Brumadinho. As it progresses on its way to make its business better, valuing people, safety and repair, Vale remains steady in its commitment to becoming one of the safest and most reliable mining companies in the world.

Reparation and remediation efforts

Vale provides humanitarian assistance to the victims and their families from the very beginning. Below, there is a summary of the Company's main repair and remediation efforts:

•	Its emergency actions to support the affected people and regions included psychological and health care, financial assistance, shelter, food and other essential items, transport and logistics, emergency safety measures and infrastructure works, rescue and care for animals, infrastructure for supplying of water for the metropolitan region of Belo Horizonte, support to the authorities and donations to the municipalities, among others.

•	In September 2020, Vale announced the Comprehensive Repair Program for the damages caused by the Brumadinho dam rupture. The program is the result of an open dialogue with the authorities and the affected communities and includes several initiatives and projects.

•	The Comprehensive Repair Program follows the recommendations in the February 2020 report of the Independent Advisory Committee for Extraordinary Support and Repair (CIAE-AR), an ad hoc committee created by the Board of Directors to evaluate and monitor the support measures for the affected communities area and repair of the impacted area. In January 2021, a consulting form made external assessment, and reviewed all actions taken by Vale and concluded that all recommendations in the report have been met. Additional information is available on the ESG Portal at www.vale.com/esq. The information on the website is not incorporated by reference into this Reference Form.

•	In 2021, Vale incurred more than R$ 1.898 billion to pay compensation to the impacted people, infrastructure works and environmental and socioeconomic repairs.

•	The environmental repair activities cover more than 26 municipalities located along the Paraopeba River and involve containment and removal of sediments, monitoring of the water quality and preservation and restoration of fauna and flora.

•	Vale completed the works on two water mains to collect water from the Pará River, in the city of Pará de Minas, as part of the construction of new water supply systems to serve the population of Pará de Minas and the metropolitan region of Belo Horizonte. Vale expects to deliver a third, on the Paraopeba River, in the first half of 2022. Vale has more than 450 water capturing, supply and treatment works in 31 municipalities, including drainage basins: Paraopeba, Velhas and Doce. It also completed essential social infrastructure works with the delivery of a day care center and a health clinic for the communities of Brumadinho and Mário Campos, and a school for 400 students for the community of Macacos, all in the state of Minas Gerais. In Brumadinho, the Company is renovating a complex of multi-sports gyms and all of the 20 public schools.

Dam safety measures

Vale has implemented several initiatives to improve its tailings and dams management process and improve the dam safety.

Decharacterization of dams upstream. Vale's main initiative is the de-characterization of all of its 30 upstream structures in Brazil, including dams, dikes and drained piles. An upstream structure is a raised structure using the upstream raising method, in which the body of the structure is built on the thick tailings deposited in the reservoir, successively layering them upwards and in the direction opposite to the water flow (upstream). This is the same method of construction as that of the Brumadinho dam. The term "de-characterization" means to reintegrate the structure and its contents into the environment functionally, for the structure not to serve for its initial main tailings containment purpose anymore.

On February 25, 2022, Vale signed a term of commitment with the state of Minas Gerais, regulatory agencies and state and federal public prosecutors, establishing a schedule and reinforcing the commitment to de-characterize all of its upstream facilities in Brazil. The agreement brings more legal and technical security to the process of decharacterization of the Company's upstream dams in Minas Gerais, considering that the original deadline set by Law 23,291/2019 was technically unfeasible and has been extended, reflecting the actions necessary to increase safety during the works. Under the terms of the agreement, the Company will hire an independent consulting firm to confirm the deadlines which are technically feasible for the de-characterization of each facilities included in its plan, and will contribute with amount of R$ 236 million for investments in social and environmental projects, to be disbursed in eight years. For further information, see: http://www.vale.com/esg/en/Pages/de-characterization-plan.aspx. The information on the website is not incorporated by reference into this Reference Form.

The decharacterization of the upstream facility is a complex process and can take a long time to be completed, in order to be carried out with due care for safety. The works related to the de-characterization process can influence the conditions of geotechnical stability and increase the risk of such facilities. For further information item 4.1 of this Reference Form. Vale carries out detailed engineering studies for each facility to be de-characterized and it may be necessary to improve the construction or build additional containment structures (Downstream Containment Structure - ECJ) to proceed with the de-characterization safely. For example, for certain dams, Vale has to build containment structures downstream to guarantee the retention of tailings in case of dam rupture.

The de-characterization plan currently comprehends 23 geotechnical structures built by the upstream raising method. The Company completed the de-characterization of 7 of the 30 original upstream structures between 2019 and 2021. In 2019, it completed the de-characterization of the 8B dam in the city of Nova Lima. In 2020, the Company completed the de-characterization of the Rio do Peixe, II Kalunga and III Kalunga dikes. In 2021, it completed the de-characterization of the Pondes de Rejeitos dam, Fernandinho dam. It also concluded the de-characterization of dike 5 in Pontal and is awaiting validation from the regulatory bodies.

The Company's plan also includes construction of six containment structures for certain dams to retain tailings in case of rupture, protecting the area downstream of these dams during the de-characterization works. Between 2020 and 2021, the construction of three containment structures downstream was completed, one for the Sul Superior dam, one for the B3/B4 dam and one for the Forquilha I, Forquilha II, Forquilha III, Forquilha IV and Grupo dams. The construction of a containment structure for the tailings and storage facilities of the Pontal System is expected to be completed in the second half of 2022. The Company is currently working on definition of solutions for the implementation of two more downstream containment structures.

The engineering projects for the Company's structures are in different stages of development. In the projects in the concept engineering phase, their provision was measured in accordance with the market practices, taking into account the high degree of uncertainty in the definition of the total expenditures for the execution of the dam decharacterization projects.

Vale also operates tailings dams in Canada, including compacted outer shell upstream dams. Vale does not plan to de-characterize these upstream dams for the time being, as there are no safety, technical or regulatory reasons to do so. All Company's dams in Canada were built according to the engineering standards of the Canadian Dam Association (CDA). Old dams that predate these standards are being upgraded under a comprehensive dam rehabilitation and reinforcement program. In Mozambique, the only tailing dam is not active anymore and a closing plan is currently in the concept phase.

The Samarco joint venture has two upstream tailings dams, inactive and in compliance with the currently approved project. After the rupture of the Samarco dam in 2015, emergency works were carried out to assure the necessary stability and comply with the applicable regulation. In February 2022, Samarco entered into an agreement (term of commitment) with the state of Minas Gerais, regulatory bodies and state and federal prosecutors, establishing a new schedule and reinforcing the commitment to de-characterize its upstream structures in Brazil. Samarco is implementing a closing plan and long-term monitoring will be defined as part of the de-characterization of both structures. The investee Mineração Rio do Norte (“MRN”) has 24 tailings dams, 12 of which are active, while the other 12 are inactive. The two upstream dams in this portfolio are inactive and have de-characterization plans in progress.

The de-characterization process is important for the long-term risk reduction of upstream tailings structures, but the works required for the de-characterization process can impact the geotechnical stability of certain upstream tailings facilities, increasing the risk of these structures to rupture, especially during the early stages of this process. To mitigate this risk, Vale has evacuated the areas downstream of the critical dams and is building big physical barriers (downstream containment structures) to contain the tailings in case of rupture. To mitigate the risk of loss of life, Vale is considering alternatives to carry out the works on these critical dams with remotely operated equipment and the design is being reviewed with adequate redundancy levels.

In 2021, Vale spent a total of US$ 338 million on the de-characterization of dams. On December 31, 2021, it had provision of US$ 3.523 billion recognized on its balance sheet for the de-characterization of upstream structures.

Governance Measures - Extraordinary Independent Advisory Committee to the Board of Directors

In April 2021, the Extraordinary Independent Advisory Committee on Dam Safety “CIAE-SB”, created immediately after the dam rupture, concluded its work and presented its final report to the Board of Directors. Vale continued with its dam safety work, now led by the Independent Tailings Review Board (ITRB), composed of members of the CIAE-SB, among others, in line with the best international practices and the Global Industry Standard on Tailings Management – GISTM.

Vale has developed action plans to meet all CIAE-SB recommendations, which are regularly evaluated in a multi-layer system and delays must be justified and approved by the senior leadership.

Monitoring and precautionary measures

Vale has monitored all its active and inactive dams closely. Among other measures to improve its tailings and dams management system, Vale has dedicated teams with improved governance and reviewed processes and standards. Vale has implemented three geotechnical monitoring centers since 2019, to monitor the dams continuously and collect information for better decision-making. It implemented 24-hour video surveillance, emergency sirens, water level monitoring in different areas of the dam, satellite image monitoring and drones and radars to complement the information from the conventional instruments, such as piezometers, water level indicators, flow meters, etc. Vale has implemented emergency sirens in the self-rescue zone of high-consequence classification structures in Brazil, which can be triggered by the automatic triggering system or manually by the personnel at the geotechnical monitoring center.

In accordance with the applicable Brazilian regulations, Vale must submit a Statement of Stability Condition, or “DCE”, to the authorities from an independent expert for each of its dams. For 103 of its geotechnical facilities, DCE must be submitted to the National Mining Agency every six months, until March 31 and September 30 of each year. If Vale is not able to meet the safety requirements for the issuance of DCE for given dam, it has to take certain emergency actions based on the Emergency Action Plan for Mining Dams (“PAEBM”) for that dam, which may include suspension of related operations, evacuation of the area around the dam and removal of communities.

In January 2020, Vale implemented the “Engineer of Record” (“EoR”) position for its iron ore business, responsible for carrying out regular dam safety inspections and performance assessment for each dam, as well as issuance of monthly technical reports, in a continuous supervision model. This is yet another line of defense for dam safety, under which, if a change in the stability of any of its facilities is identified, a new audit process can be started to issue or revoke DCE at any time. Vale implemented continuous monitoring through EoR in all 103 structures.

On March 31, 2022, EoR has issued DCEs for 103 facilities (95 facilities in ferrous minerals operations and 8 in base metals operations). Vale did not obtain positive DCEs for 30 structures (all in ferrous minerals operations).

Additional information on the status of DCEs and emergency levels of its facilities is available on the ESG Portal at www.vale.com/esg. The information on the website is not incorporated by reference into this Reference Form.

Review of active and inactive mining sites. Vale is reviewing its active and inactive mining sites to improve the geotechnical management and assure compliance with the applicable rules. As part of its ongoing review of its mining sites, Vale may identify other facilities which must be classified as dams according to the applicable regulations, which may trigger additional obligations or precautionary measures. These measures could impact the production, cause suspension of the operations and generate additional costs, which could materially and adversely affect its business.

Agreements Signed.

Vale has been actively seeking non-judicial alternatives to promote faster repair to the impacted people and solve the different legal proceedings related to the rupture of the Brumadinho dam. Below, there is a summary of the main agreements signed so far.

Comprehensive Reparation Agreement. On February 4, 2021, Vale signed a judicial settlement agreement with the Government of the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais - "DPMG", the Public Prosecutor´s Office of the State of Minas Gerais - "MPMG" and the Federal Public Prosecutor´s Office (“MPF”) for repair and compensation of socio-environmental and socio-economic damages resulting from the rupture of the Brumadinho dam (“Comprehensive Reparation Agreement”). This agreement was mediated by the Court of Justice of the State of Minas Gerais.

•	By means of the Comprehensive Reparation Agreement, several socio-economic and socio-environmental remediation projects were agreed. The agreement includes obligations to (i) finance certain agreed socio-economic and socio-environmental projects which will be managed by the State of Minas Gerais or by the Justice institutions, subject to fixed disbursement schedule of predefined amounts, and (ii) directly implement certain projects established in the Comprehensive Reparation Agreement. The estimated economic value of the Comprehensive Reparation Agreement is R$37.7 billion, and includes (i) disbursements prior to the signing date of the agreement, with scope similar to the agreement, at the amount of R$7.8 billion; (ii) disbursements necessary for the implementation of projects to be managed by the authorities, at the total amount of R$ 19.2 billion, (iii) estimated costs of socio-economic repair projects to be implemented by the Company, subject to ceiling of R$ 5.7 billion and (iv) estimated costs of R$ 5 billion for certain environmental recovery projects (Environmental Reparation Plan) to be implemented by Vale, which are not subject to financial ceiling.

•	The projects included in the agreement are in line with the Comprehensive Reparation Program and include (i) projects demanded by the affected communities, (ii) Income Transfer Program for the impacted population, replacing the current payment of emergency aid, (iii) projects for the town of Brumadinho and the other municipalities in the Paraopeba Basin; and (iv) transfer of amounts to the State of Minas Gerais for the implementation of an urban mobility program and (v) a program to strengthen the public service.

•	This agreement ends most of the claims made in public civil suits in which the State of Minas Gerais and the Justice Institutions are seeking compensation and wide range of precautionary measures against Vale as a result of the Brumadinho dam break. Part of the commitments signed in the agreement were settled upon release, for the benefit of the authorities, of the judicial deposits made at the amount of R$5.5 billion, to be used in the implementation of the projects of the Comprehensive Reparation Agreement. The claims for divisible individual damages are excluded from the Comprehensive Remedies Agreement. For further information, see item 4.7 of this Reference Form.

•	The obligations established in the Comprehensive Reparation Agreement will be fulfilled upon (a) full payment of Vale's financial commitments, in accordance with the amounts and the payment schedule defined for the projects managed by the State of Minas Gerais and the Justice Institutions, and (b) completion by Vale of the projects to be implemented directly by it, which mainly include socio-environmental and socio-economic repair projects.

•	The Comprehensive Reparation Agreement also sets guidelines on governance and implementation of the Comprehensive Reparation Program for the Paraopeba Basin.

In November 2021, the Government of the State of Minas Gerais held a public consultation with the residents of the 26 municipalities affected by the dam rupture. The affected people were able to indicate priority areas for investment in socio-economic remediation projects in their cities. As a result of the Comprehensive Reparation Agreement and based on its disbursement expectations, Vale made a provision at the amount of US$2.984 billion on December 31, 2021. For discussion on the impacts of the dam rupture on its business and operations, see item 4.1 of this Reference Form (Risks related to a Dam Rupture).

Other agreements. Vale has signed other agreements with public authorities to set parameters for individual compensation of the victims, for individual agreements with the victims.

Preliminary Agreement Term dated February 2019. In February 2019, Vale entered into a Preliminary Agreement with the State of Minas Gerais and other public authorities, under which it committed to make monthly payments of emergency aid to residents of Brumadinho and certain communities located downstream of the dam, during the period from January 2019 to October 2021. Until October 2021, the total amount paid as emergency aid was approximately BRL 2.3 billion, these amounts being recognized within R$ 37.7 billion of the Comprehensive Reparation Agreement. Under the Comprehensive Reparation Agreement, Vale provides R$ 4.4 billion to the Income Transfer Program, which replaced the monthly payments of emergency aid. This program will be administered and operated by the justice institutions.

Term of Commitment dated April 2019 with the Public Defender's Office of the State of Minas Gerais. In April 2019, Vale signed a Term of Commitment with the Public Defender's Office of the State of Minas Gerais to set the parameters for extrajudicial agreements for compensation for material and moral damages. On March 31, 2022, Vale had entered into more than 5,100 indemnity agreements covering more than 10,400 individuals affected by the dam rupture and evacuations, providing payments at the total amount of approximately R$1.8 billion. These parameters were also used to determine the criteria for payment of indemnities in other municipalities where evacuations occurred due to the elevation of the emergency level of some dams.

Agreement with the Public Ministry of Labor and with Workers' Unions. In July 2019, Vale signed an agreement with the Public Ministry of Labor to compensate the families of the victims of the dam rupture. On March 31, 2022, Vale had entered into more than 694 indemnity agreements with individuals or groups pursuant to this agreement, providing for payments to at least one family member of each of the 250 workers, at total amount currently exceeding Rs. $1.1 billion. In March 2020, Vale signed an agreement with labor unions, establishing the amount of compensation to be paid to surviving workers and workers allocated in the Córrego do Feijão and Jangada mines. On March 31, 2022, Vale had entered into more than 773 indemnification agreements with individuals or groups based on this agreement, providing payments at the total amount of approximately R$108 million.

In July 2021, Vale entered into an agreement in which it undertook to pay compensation to the family units of deceased employees, in connection with the termination of their employment contracts. The agreement was also extended to indemnify the families of deceased outsourced workers.

Term of Commitment with the Public Defender's Office of the State of Minas Gerais. On March 4, 2021, Vale signed an agreement (term of commitment) with the Public Defender's Office of the State of Minas Gerais, to regulate and set criteria for the payment of compensation to the people impacted by the evacuation that took place in the community of São Sebastião das Águas Claras (Macacos) in the municipality of Nova Lima, due to the elevation of the emergency level of the B3/B4 dam.

Other agreements. Vale signed other agreements with authorities to cover specific topics, such as support to municipalities in the provision of public services and infrastructure, emergency payments to indigenous communities, specific remediation and compensation measures, external audits and asset integrity studies, provision of technical support for the authorities, with measures to review and strengthen structures and suspend operations.

Other legal proceedings and investigations related to the Brumadinho dam rupture continue, and further investigations and legal proceedings may be started in the future. For additional information, see items 4.3 to 4.7 of this Reference Form.

Cultural Transformation

In 2019, Vale started a deep process of cultural transformation, which seeks to promote culture as a facilitator of its strategy and ambitions for the next five years: to be recognized by the society as a reference in the sector in safety, the best and most reliable operator, talent oriented, a leader in sustainable mining, and a benchmark in the creation and sharing of value.

Until December 2021, it progressed in several initiatives to promote its cultural transformation, including:

•	A long-term global communication strategy was implemented in 2021.
•	Increased focus on leadership, with sessions held with the Executive Committee, in addition to culture and purpose activation sessions, impacting more than 90% of the organization's leadership.
•	Transformation programs adapted to each business unit.
•	Progress in the implementation of Vale's Management System (VPS) with consolidation of the implementation plan in 57 sites (main business areas).
•	Expansion of influencers with creation of the Guardians of Purpose group.
•	Consolidation of the Echoes Pulse survey to measure the evolution of the employees´ key behaviors.
•	Definition of the five attributes expected for leadership – Safety and Risk, Growth Mindset, People Development, Business Vision and Sustainability.
•	More than 600 leaders completed the development program focusing on the expected key behaviors.

Response to the rupture of the Samarco Tailings Dam in Minas Gerais

In November 2015, the Fundão tailings dam, owned by Samarco Mineração S.A. (“Samarco”) broke, releasing tailings downstream, flooding and impacting some communities and the environment along the Doce River. The break resulted in 19 casualties and caused material and environmental damage to the affected areas. Samarco is a joint venture equally controlled by Vale S.A. and by BHP Biliton Brasil Ltda. (“BHPB”).

In June 2016, Samarco, Vale and BHPB, in agreement with the public authorities and justice institutions, created Fundação Renova, a non-profit private foundation, to develop and implement (a) remediation programs and socioeconomic compensation and (b) environmental remediation and compensation programs in the region affected by the dam rupture. Fundação Renova has been implementing 42 remediation programs established in agreements signed with the government, following the governance mechanisms established in these agreements.

In August 2020, Vale announced the “Agenda Integrada” program, an agreement between Fundação Renova, the states of Minas Gerais and Espírito Santo and an association of mayors of cities along Rio Doce, providing allocation of R$ 882 million for investments in education, infrastructure and health in the region impacted by the break of the Samarco dam.

In July 2020, the 12th Federal Court of Belo Horizonte issued a decision setting guidelines for compensation to residents of the municipality of Baixo Guandu, followed by other decisions that defined simplified parameters for the remuneration of workers (mainly informal workers, whose activities are difficult to prove legally) in at least 35 cities and towns in the states of Minas Gerais and Espírito Santo. These parameters were reflected in other cities along Rio Doce following a court decision issued on October 30, 2021. For further information, check: http://www.vale.com/esg/en/Pages/RenovaFoundation.aspx. The information on the website is not incorporated by reference into this Reference Form.

The resettlement project advanced in 2021. Of the approximately 600 cases planned for restitution of the right to housing in the resettlement process, 107 were completed. In the collective resettlement of Bento Rodrigues, the infrastructure is phase of completion and includes a school, health center, service center, sports court and sewage treatment plant, in addition to other infrastructure works, such as public lighting and pavement. In addition, 47 houses were built, 42 in 2021 and 5 in 2020. In the collective resettlement of Paracatu de Baixo, about 93% of the infrastructure was completed, such as access and drainage, in addition to having started the construction of the school and 11 houses in 2021. In Family Resettlement, a modality in which the family can choose a property in the surroundings to live in or even a plot of land to build their new home, by 2021, 36 houses were delivered, of which 29 were new constructions (5 in 2020 and 24 in 2021) and 7 were rebuilt (6 in 2020 and 1 in 2021). In relation to the district ofGesteira, until 2021, 29 letter of credit processes were approved (similar to family resettlement), 2 of which until 2020 and 27 in 2021. 10 families had their right to housing restored through cash payments, with 1 until 2020 and 9 in 2021. In the financial allowance modality, the affected people, within their liberality and keeping all their rights, request the payment of financial allowance at amount equivalent to their right to housing.

The resettlements of Bento Rodrigues and Paracatu de Baixo were developed through listening to the affected people and respecting old neighborhood relationships, with housing projects defined by the residents and all necessary infrastructure and public goods. Through these hearings, the affected people participated from choosing the land for resettlement to the material used to build their homes, according to the best international references. Until the delivery of the properties, the resettled population can reside in temporary housing, where all maintenance costs and guarantee of habitability are borne by Fundação Renova, as well as transport to temporary schools and leisure and integration activities. The original cultural manifestations of the affected villages are encouraged and their continuity is also guaranteed by Fundação Renova, which promotes different actions with the purpose to keep these activities alive and strengthened.

By 2021, more than 363,000 people along the Rio Doce basin had received R$ 8.71 billion in total indemnities and Emergency Financial Aid (AFEs) paid. More than 51,800 people of them along the Rio Doce basin received R$ 5.1 billion in indemnities paid through the Simplified Indemnity System, which was implemented in 2020 and extended by court decision to all locations throughout the year along Rio Doce and impacted estuarine regions. 2021 also marked the signing of reparation agreements, including compensation, with the indigenous communities of Espírito Santo, comprehending the Comboios, Caieiras Velhas II and Tupiniquim Indigenous Lands, benefiting 1,653 family cores. The agreements with the indigenous people were built together with the communities, respecting the self-determination of the peoples and the due process of consultation. In addition to the indemnity to the families, the negotiation included creation of a program to support the resumption of the economic activities and creation of a compensation fund for intangible and collective damages. An agreement was also signed with the Degredo Quilombola Community, which has also been receiving individual indemnity and its Basic Environmental Plan will be, at the request of the community itself, executed by the Local Community Association, which also acts as a Technical Advisor, strengthening the Independence of the community.

For discussion on the financing of Fundação Renova and the impact on Vale's financial statements, see item 10.3 of this Reference Form.

For information about the legal proceedings pursuant to the break of the Samarco tailings dam, the agreements Vale entered into with the government and the creation of Fundação Renova, see items 4.3 to 4.7 of this Reference Form.

For more information about actions of Fundação Renova, see the following website: http://www.vale.com/esg/en/Pages/RenovaFoundation.aspx. The information on the website is not incorporated by reference into this Reference Form.

Since the rupture of the Fundão dam, Samarco has been the subject of extensive legal proceedings and is in situation of financial crisis. Samarco is in default on several financing contracts, and in April 2021, Samarco filed for judicial reorganization with the 2nd State Court for Corporate Affairs of Belo Horizonte, to restructure, among other debts, its financial debt.

Other Company’s Information

Business strategy

In 2021, Vale continued to take important steps to build a better Vale. Vale's ambition is to be a company recognized by the society for being: (i) reference in safety. ; (ii) the best and most reliable operator; (iii) a talent-oriented organization; (iv) leader in sustainable mining and (v) reference in creation and generation of shared value. Vale is committed to repairing Brumadinho and improving life and transforming the future. This is the Company´s purpose.

Its main strategic pillars are:

▪	Safety and operational excellence.

▪	New pact with the society.

▪	Maximize flight-to-quality in Iron Ore.

▪	Base Metals Transformation.

▪	Discipline in capital allocation.

Safety and operational excellence.

Vale has the ambition to become a reference in safety with clear target by 2025:

•	Zero recordable high-potential injuries,
•	Reduce the exposure of the employees to the main health risks by 50%,
•	Reduce or eliminate very high risk scenarios.

Below, there is a summary of the main initiatives to achieve these targets:

Hazard Identification and Risk Assessment. Its process safety program starts with hazard identification and risk assessment (HIRA), identifying the most critical process risks and their associated controls. Monitoring of the integrity of these controls became part of the daily maintenance routine.

Management Systems for Geotechnical Structures

Vale is improving its Tailings and Dams Management System (TDMS). This initiative is organized around three pillars: routine, performance and risk assessment (known as the RPR Management System). Vale is committed to implementing the Global Industry Standard on Tailings Management (GISTM) in its operations. In November 2021, approximately 60% adherence to the requirements of the standard was reported, according to the self-assessment process. Vale expects to achieve: (i) 90% adherence in 2022 for tailings storage facilities with extreme and very high consequence classification; (ii) 100% for tailings storage facilities with extreme and very high consequence classification in 2023; and (iii) 100% for the other structures in 2025, according to the schedule of the International Council on Mining and Metals (ICMM).

Vale is implementing a Soil Control Management System (GCMS) for waste and piles, open-pit mines and underground mines, to extend the standard of care for all of its geotechnical assets.

Dam decharacterization. Vale is also de-characterizing its upstream geotechnical structures (including dams, dikes and drained piles) in Brazil. On December 31, 2021, it had de-characterized seven of the 30 upstream structures part of the de-characterization plan.

Vale Management Model. Vale is implementing its integrated management system, known as “VPS” (Vale Production System), which integrates its processes and systems into a single structure, which enables it to work with unified goals and in a standardized way. VPS promotes creation of a safer work environment and a more effective problem-solving process. It consists of three dimensions: leadership, technique and management, which strengthen the organizational culture through people development, standardization of best practices, operational discipline and routine compliance. Thus, Vale will redefine the way to operational excellence as a more humane, safe and sustainable company. All of its employees are being trained to support full engagement with VPS.

New pact with the society

The Company is committed to an integral approach to sustainability and safety, establishing a positive social, economic and environmental legacy in the regions where it operates and going beyond taxes, social projects and the Brumadinho repair. Its sustainability goals are aligned with the Sustainable Development Goals (SDGs) of the United Nations 2030 Agenda and include commitments related to:

▪	Fight the climate change.
▪	Renewable energy, energy efficiency and transformation of the energy matrix.
▪	Reduce GHG emissions from its supply chain and contribute to reducing the customers' carbon footprint by offering high-quality products and solutions through partnerships.
▪	Reduce its atmospheric emissions.
▪	Forest protection and recovery.
▪	Reduction of the water use.
▪	Social ambition.

The Company's social ambition is to be a partner company in the development of independent communities, engaged in issues relevant to humanity and committed to sustainable mining, with special attention to human rights and support for indigenous peoples.

Its goals for 2030 are to take 500,000 people out of extreme poverty (people living on less than US$1.90 a day, according to the World Bank), support indigenous communities neighboring its operations, considering the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) and appear in the top 3 in the social requirements of the main international rating agencies.

For further information on ESG practices and commitments, see Environmental, Social and Governance (ESG) Framework below.

Maximize flight-to-quality in Iron ore.

In the iron ore business, Vale is committed to optimizing margins in the current market environment, managing the extensive value chain and flexible product portfolio to deal with production constraints in short terms. Vale is focusing its product line to capture industry trends, improving quality and productivity, controlling costs, strengthening its logistics infrastructure of railways, ports and distribution centers, committed to a safe, green and efficient transport portfolio and improving the relationship with the customers.

•	Vale will continue to promote Brazilian Blend Fines (BRBF), a standard product with silica (SiO2) grade limited to 5% and lower alumina (1.5%), which offers robust performance in any type of sintering operation. Vale produces BRBF by blending fines from ores from Carajás and ores from the South and Southeast, which are complementary ores for the blending strategy. BRBF is produced at the Teluk Rubiah Maritime Terminal in Malaysia and at seventeen ports in China. This process reduces the time necessary to reach the Asian markets and increases the distribution capillarity by enabling use of smaller vessels. The blending strategy also makes it possible to use iron ore with lower concentration of iron from the South and Southeast Systems, enabling more efficient mining plans and increasing the use of dry processing methods, which, in turn, reduce costs, extend the mine life, reduce the use of dams and the water consumption in the operations: fundamental flexibility to deal with short-term challenges.
•	Vale continues to improve its portfolio to offer solutions to its customers and adapt to possible market demands. In 2021, the launch of the green iron ore briquette was announced, a new patented product, developed by the Company through more than 20 years of research, which can allow reduction by more than 10% of the greenhouse gas emissions in the steel production by its steel-making customers. The "green briquette" is the result of the cold agglomeration of iron ore, through innovative technology solution which can use the sand from the treatment of mining tailings, resisting the high temperatures of the blast furnace without disintegration, in its agglomerating composition. The low temperature of the cold agglomeration (200ºC) enables 80% less CO2 emission when compared to the pelletizing process (approximately 1300ºC). Currently, the Company continues to work on the development of low CO2 iron manufacturing technologies and services to support its customers as they transition to the low CO2 steel industry.

•	Vale's target is to reach a run-rate production capacity of 400 Mtpy in medium terms. In the Northern System, the Company's plan is to have high-quality growth with new low-cost assets, accelerating and opening new mining fronts to reach 215 Mtpy capacity in medium terms. In the Southeast System, the Company is investing in increasing its pellet production, developing tailings filtration and dry stacking, reaching approximately 113 Mtpy capacity in medium terms. Finally, in the Southern System, Vale is committed to solving the interference of the upstream dams in its operations, reaching approximately 69 Mtpy capacity.

•	Another main goal the Company has is to increase its flexibility by creating capacity buffers in its iron ore operations. Currently, the Company expects to reach more than 50 Mtpy capacity buffers in long terms, through initiatives which include: (i) expand the Northern System through the opening of new pits and obtain new licenses, in projects,such as the Northern 240 Mtpa System and Serra Sul 120, as well as the opening of the N3 mining front in Serra Norte, (ii) develop the Capanema project with 18 Mtpy capacity in the Southeast System and (iii) unlock capacity in the Vargem Grande complex.

•	Vale continues to invest in solutions to reduce its dependence on new dams and dam raising. In 2021, it reached approximately 70% share in the production via dry processing compared to 40% in 2014. When it reaches 400 Mtpy capacity and completes the implementation of other related projects, including the increase in the production in the Northern System, the conversion of Plant 1 in Serra Norte for dry processing, the start of the Capanema project and the implementation of tailings filtration plants and dry concentration plants, only approximately 15% of the production is expected to be based on tailings disposal in downstream dams.

•	To treat the tailings from wet processing, the Company is investing in tailings filtration systems to reduce the disposal of tailings in dams and also to operate some of its mines and plants without using tailings dams. The Company announced estimated investment of US$ 2.2 billion between 2019 and 2026 in some sites, including the Vargem Grande Complex, Itabira and Brucutu Complex, to be operated with tailings filtration systems and tailings disposal using the dry stacking method, which consists of filtering and stacking partially dehydrated tailings, reducing the dependence on tailings dams. In 2021, US$ 504 million were invested in tailings filtration systems and dry tailings stacking, and the Vargem Grande filtration plant started operating, the first of four plants under construction in Minas Gerais.

•	Vale also developed certified sand for application in the civil construction market with the purpose to reduce the volume of tailings disposed in dams. In line with this goal, the Company acquired New Steel in January 2019, bringing innovative technologies to the dry processing of iron ore, and investment of US$ 125 million in the first dry magnetic fines concentration plant in the world was approved on industrial scale to produce 1.5 Mtpy, scheduled to start in 2023 at the Vargem Grande complex.

Base Metals Transformation

Nickel A fundamental aspect of the Company's nickel business strategy is to keep the leading position of its its product in the supply of nickel for the global transition to renewable energy, while striving to be a global operator and reference in health and safety in the industry and in the communities where it operates. The Company is focused on completion of the business transformation, continuing to review the use of its assets, optimizing its operations and focusing its efforts on increase of productivity and improvement of the returns, while preserving the growth capacity. Vale is one of the largest nickel producers in the world, with large-scale operations, long life and low-carbon assets. Using its substantial resource base and diversified mining operations, the Company produces nickel products from nickel of both sulphide and laterite origin, using advanced technology. The commercial presence is global, focused on providing first-rate customer service.

Nickel products are tailored to meet the needs of customers in different industries and territories, including those requiring high-purity nickel, as well as the quick development of batteries for electric vehicles. In 2021, 45% of its nickel production came from the Canadian operations, which benefit from the use of renewable energy and are in stable jurisdiction with strong ESG standards and credentials.

The Company's flagship product, Class 1 nickel, places it in a unique position with environmentally friendly operations in the North Atlantic, in line with its low carbon agenda, positioning it well to supply the North American electric vehicle market. Recently, a multi-year agreement was announced to supply low-carbon nickel to a European battery producer. The Company also has an agreement to sell its Class I nickel to North American electric vehicle manufacturing. In medium terms, the Company aims to direct 30-40% of the Company's Class I nickel production to the North American electric vehicle market. Vale is also exploring other partnerships regularly.

Nickel rounds from the Long Harbor Processing Plant, a state-of-the-art hydrometallurgical facility on the east coast of Canada, is one of the least carbon-intensive nickel products on the market. With carbon footprint of 4.4 tCO2e per ton, these Class I nickel products place the Company well to supply the electric vehicle industry. For further information on low-carbon nickel products, go to http://www.vale.com/esg/en/Paginas/produtos-de-baixa-carbono.aspx. In 2021, the Company made significant progress in two replacement projects in Canada: Voisey's Bay Underground and phase 1 of the brownfield expansion of the Copper Cliff mine. In both projects, there are high nickel grade and significant amount of base metals/precious metals as by-products. The Company also has the opportunity to expand further the Onça Puma operations in Brazil, and the option to develop the Pomalaa and Bahodopi projects in Indonesia through joint ventures.

Copper. Copper has a solid long-term growth profile, driven by industrialization, construction and expansion of the electric grid infrastructure. Governments around the world have set ambitious decarbonization targets which, together with the drop in the renewable energy costs and green economy-stimulating investments, will be crucial for more intensive use of copper in infrastructure projects related to renewable energy and electric vehicles. The Company has significant opportunities to expand its copper business through organic growth. The Company has a robust portfolio of copper assets and intends to develop a multi-year copper expansion plan, with Salobo III, Alemão and Cristalino being the competitive projects that will support the strategic goal to have production capacity of around 450 thousand tons by 2027. In addition to these projects, the Company has other opportunities to grow in the future, leveraging the existing knowledge and logistics in the Carajás region, while evaluating opportunities to increase the copper production in Canada and Indonesia. In Indonesia, Vale is progressing in studies to develop the Hu'u project, a world-class deposit that could further expand its copper business. It is also involved in copper greenfield exploration in some of the world's most prolific belts, seeking prime assets for future development.

Discipline in capital allocation

Vale reaffirms its strong commitment to a solid balance sheet, lean portfolio and value creation for its stakeholders.

In 2021, Vale:

•	On December 31, 2021, the Company's gross debt was US$12.180 billion and cash and cash equivalents were US$11.721 billion. it achieved a net debt level of US$1.877 billion on December 31, 2021 (calculated using gross debt less cash and cash equivalents and short-term financial investments), compared to US$769 million on December 31, 2020. Net income from continuing operations was US$24.844 billion and consolidated Adjusted EBITDA from continuing operations was US$31.343 billion in 2021, representing a ratio of net debt to adjusted EBITDA of 0.06x. To reconcile Adjusted EBITDA from continuing operations with net income of continuing operations, see item 3.2 of this Reference Form.
•	it sold the shareholding in Vale Nouvelle-Calédonie S.A.S. (VNC).
•	it signed an agreement to sell Vale's coal operations in Mozambique. In April 2022, the transaction was completed.
•	It paid US$13.5 billion in dividends to shareholders and bought back US$5.5 billion in Company shares.

The Company's dividend payment policy aims to return a relevant part of the cash generation to the shareholders, in a predictable pattern and in line with the strategic pillar "Discipline in Capital Allocation". For additional information, see items 3.4 and 3.5 of this Reference Form.

Environmental, Social and Governance Framework (ESG)

Vale is committed to fully integrating sustainability into its business through a comprehensive approach, based on systematic planning and execution, prioritizing risk and impact management and establishing a positive social, economic and environmental legacy in the places where it operates. Its ESG-related practices are evolving.

In 2021, the Company launched its first Integrated Report, in accordance with the International Integrated Reporting Council (IIRC) and GRI standards. The report presents a performance approach and an appendix – the ESG Databook, with indicators of the Global Reporting Initiative (GRI); the Metals and Mining segment of the Sustainability Accounting Standard (SASB); the Task Force on Climate-related Financial Disclosures (TCFD); key metrics of the World Economic Forum (WEF) and the Sustainable Development Goals (SDGs). It also presents adherence to the ICMM Mining Principles. To check the latest Integrated Report, go to: http://www.vale.com/brasil/en/investors/information-market/annual-reports/pages/default.aspx. The Integrated Report is not incorporated by reference into this Reference Form.

The Company increased its engagement with socially responsible investors and main ESG stakeholders through webinars, roadshows and a dedicated website, Vale’s ESG Portal (www.vale.com/esg). The information on ESG Portal is not incorporated by reference into this Reference Form. Based on studies by the main ESG consultants, the Company identified 63 main gaps in relation to the best ESG practices. Based on this assessment, ESG action plan was mapped to address these gaps. On December 31, 2021, the Company had closed 54 gaps. After the tailings dam rupture in Brumadinho, Vale decided to strengthen its interactions with ESG stakeholders to discuss a series of issues related to strategy, risk and governance and accelerate its ESG initiatives. Vale is committed to eliminating its ESG gaps by 2030 (“2030 Commitments”).

ESG Portal offers higher transparency about initiatives. Below, there are highlights of the main ESG achievements in 2021 and ongoing initiatives:

Environmental

Climate Change. Vale is committed to leading the transition to a carbon neutral mining industry. It is committed to contributing with solutions which help limit the increase in the global average temperature to below 2°C, as set forth in the Paris Agreement. It endorses and aligns with the Task Force on Climate Related Financial Disclosures (TCFD) framework for climate change-related risks and opportunities. Vale published the 2021 Climate Change report, following the recommendations of TCFD, and assesses the transition risks (possible impacts on the Company's portfolio) and physical risks (physical impacts mapped to Vale's operations). For further information, go to: http://www.vale.com/esg/en/Pages/ClimateChange.aspx. The information on the website is not incorporated by reference into this Reference Form.

The Company has targets related to climate change risk management, including targets to reduce absolute Scope 1 and 2 emissions by 33% by 2030, with 2017 as the base year, and to achieve carbon neutrality by 2050. It recognizes that it can lead the mining industry towards low-carbon economy only if it leads its value chain in the same direction. Scope 3 emissions, calculated and verified annually by an independent third party, represent 98% of the Company's total emissions and are not under its direct control. The Company is committed to reducing Scope 3 net emissions by 15% by 2035, with 2018 as the base year, and has a plan to achieve the target related to the development of new products, nature-based solutions, and partnerships and engagement with customers and suppliers. The Scope 3 target will be reviewed every five years, given the uncertainties around low-carbon technologies and global climate policies.

•	Decarbonization plan of Scope 1 and 2. The Company built a plan with clear milestones to meet the reduction targets in Scopes 1 and 2. Vale intends to invest US$ 4 to 6 billion over the next 10 years to develop low carbon solutions, such as electrification, use of biofuels and generation and use of renewable energy. The current portfolio of initiatives consolidates over 40 projects, prioritizing the most cost-competitive initiatives to achieve the 2030 target, based on Marginal Abatement Cost Curve (MAC Curve). All investment decisions are subject to analysis, considering internal carbon price of US$50 per ton of CO2 equivalent and to encourage investments in reduction of greenhouse gas (GHG), in part by incorporating more restrictive regulation, and as a tool to assist in the implementation of the emission reduction targets. Vale intends to reduce GHG in its operations by increasing the energy efficiency of its processes and developing solutions based on the replacement of usual energy sources with less carbon intensive alternatives. These initiatives include, among others, the use of biofuels to replace fossil fuels, electrification of equipment and processes, use of alternative fuels, carbon capture technologies and development of alternative processes.

•	Decarbonization plan of Scope 3: More than 90% of the Company's Scope 3 emissions are related to iron ore processing in the steel industry. Vale has identified two pillars of the Scope 3 target service plan: (i) portfolio differentiation, with high-quality products and low CO2 iron production technologies and services for the steel industry; and (ii) partnerships in navigation and the steel sector. The Company can offset up to 20% of the target with nature-based solutions.

For the first pillar, Vale is considering its higher-quality iron ore products and agglomerates, which will favor the migration to the lower emission Electric Furnace Arc (EAF) route. In addition, the emission reduction in the steel industry will be achieved by considering the production of pig iron based on biomass (through its proprietary Tecnored technology), among other solutions.

For the second pillar of the Scope 3 emissions roadmap, the Company completed US$6 million investment in the Boston Electrometallurgical Company to acquire minority interest and promote the development of technology focused on decarbonization of the steel industry by means of electricity, at the beginning of 2021.

In order to provide low-carbon solutions for the steel industry, Vale signed Memorandums of Understanding (MoUs) with Ternium S.A., Baowu Steel Group and Jiangsu Shagang Group Co., Ltd, where the companies agreed to seek opportunities to develop solutions for the steel industry focused on reduction of the CO2 emissions.

In addition, the Company signed MoU with Posco related to the development of solutions to reduce CO2 emissions in the steel industry and MoU with XCMG Construction Machinery Limited to assess the potential supply of mining and infrastructure equipment, including independent and zero-emission equipment.

In 2021, the Company advanced in the Climate Agenda with new technologies tested on ships that transport its iron ore and iron ore agglomerate. The initiative of the company EcoShipping Company manages a roadmap of innovative technologies aligned with the targets of the International Maritime Organization, with energy efficiency projects (e.g. rotor sails and air lubrication) and alternative fuels (e.g. multi-fuel tank). In July 2021, the first large-scale ore carrier equipped with rotor sails arrived at the port of Tubarão. The system will allow increase in the energy efficiency of up to 8% per vessel per year. In August, the first ore carrier with air lubrication technology arrived at the port of Ponta da Madeira, it is estimated that it will be able to reduce the fuel consumption by around 5 to 8%.

In 2021, the Company made several efforts to reduce the greenhouse gas emissions and mitigate climate change, and spent US$ 187 million on these initiatives.

Energy. The three pillars of the Company's energy initiatives are (a) renewable electric power, (b) energy efficiency and (c) transformation of the energy matrix. The targets are (i) to reach 100% of renewable electricity consumption in Brazil by 2025 and reach 100% of the global consumption through renewable electricity by 2030, and (ii) to improve the global energy efficiency indicator by 5% (specific consumption) compared to the base year 2017 , up to 2030. In 2021, 99% of the Company's electricity consumption in Brazil and 89% globally was from renewable sources. The Company ended 2021 with physical progress of 36% in the Sol do Cerrado Solar Power Generation Project, which is expected to supply 13% of its estimated annual demand for Brazil in 2025.

Water. Vale is committed to reducing the use of new water in its activities, investing in new technologies, expanding its monitoring network and other initiatives to control the total water capturing, mainly promoting reuse of water, which represented 81 % of the total production demand in 2021. It is currently developing programs and implementing actions that go beyond compliance with the legal requirements to optimize water use and consumption. The Water Target set in 2018 was committed to reducing the capturing of fresh water for the Company's use in its production processes. The targets was to reduce the specific use by 10% by 2030 (new water captured and used in the processes per produced ton), which means lower volume of new water captured for the same production volume. Throughout 2021, the accrued results exceeded the set target (reached 20%). Thus, new targets are being drawn up in 2022.

Forest preservation. The Company's ambition is to act as a global catalyst for forest conservation and reforestation. It currently helps protect approximately one million hectares of forest as a result of compensation measures, voluntary initiatives and partnerships. Vale is committed to protecting 400,000 hectares voluntarily and recovering additional 100,000 hectares by 2030, reinforcing its 2018 target.

Residues. In 2020, the Company approved its Mining and Metallurgical Waste Management Policy to encourage the transition of its waste management to circular economy perspective. This transition is possible through innovation. In addition, in 2021, it reached 70% of its production using the dry processing method, in line with the target to have at least 70% of the total production coming from dry processing. To support this target at iron ore production level of 400 Mtpy, the Company is implementing several initiatives, such as the blending strategy, the expansion of the Northern System to 240 Mtpy, the implementation of the Capanema project and the conversion of Plant 1 in Serra Norte to dry processing. In 2021, the development of commercial quality sand for civil construction applications was announced – a sustainable alternative to a material that has long suffered from predatory extraction. These efforts are the result of seven years of research and approximately R$ 50 million in investments.

Social

Social ambition. Brumadinho has forever changed the way Vale operates. The Company will never forget this event, nor will it ever stop working to repair its impacts completely. Vale is committed to a New Pact with the Society.

In the social dimension, the Company wants to be part of alliances and partnerships that articulate solutions to the challenges faced by the society. In 2021, the social ambition was launched, which is “to be a partner company in the development of resilient communities, engaged in relevant issues to humanity and committed to sustainable mining”.

New 2030 commitments were also released:

•	To rank TOP 3 in the social requirements in the main external assessments (MSCI, Sustainalytics and DJSI) of sustainable mining;

•	Lift 500,000 people out of extreme poverty (people living with less than US$1.90 a day);

•	To support indigenous communities neighboring the Company's operations in the development and the implementation of plans seeking their rights set forth in the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP).

Human Rights. Vale is committed to the United Nations Guiding Principles on Business and Human Rights (UNGPs). The Global Policy on Human Rights reinforces the guidelines related to the management of Human Rights and enable better with UNGPs. Since 2020, Human Rights have been part of the Integrated Global Risk Map and Vale's operations have recorded their human rights risk assessment, mitigation controls and action plans in its global risk management system.

The Company is committed to performing Human Rights Due Diligence (HRDD) in all operations and critical projects in 3-year cycles. By 2023, all operations will undergo Human Rights due diligence. The Human Rights department monitors the risk controls and the external due diligence performed.

Involvement of the community. In order to engage the communities and other local actors in the regions where Vale operates and improve and keep this engagement, Vale has established structured spaces for dialogue to create “Relationship Plans” with these communities. The main principles of these plans are: (i) social engagement in definition and prioritizing of initiatives to be implemented in the communities; and (ii) use of participatory meetings to monitor performance, assessing the adherence and the effectiveness of the results with the communities.

In 2021, the processes of social involvement in the operations were assessed and action plans were started to overcome gaps and process improvements. The Company's relationship channels with its stakeholders are now more integrated, which helps to promote dialogue and improve the relationship management processes, anticipating and handling risks, impacts and possible conflicts and violations of rights.

Indigenous Peoples and Traditional Communities. The Company's guidelines in relation to indigenous peoples and traditional communities are based on the position of ICMM on Mining and Indigenous Peoples. In line with Vale’s Social Ambition commitments, the Indigenous Pillar was established, prioritizing three action fronts: Preservation of Cultural Memory, Indigenous Protagonism and Sustainable Programs. One of the initiatives was the Indigenous Program for Permanence and Opportunities at the University – PIPOU. This project is being developed in partnership with non-governmental organizations, specialists in indigenous higher education and representatives of the indigenous social movement, who contribute to the definition of a strategy to broaden the scope of the program at national level.

Social-Economic Contribution. The Company is committed to positively impacting society, investing in socio-economic actions and projects focused on the development of the communities. Especially, it is investing in actions that contribute to the development and improvement of infrastructure and urban mobility, traditional communities, education, culture, health and job and income generation in the regions where Vale operates. The Company spent approximately US$473.5 million on social initiatives in 2021, 47% of which was spent on voluntary and mitigation programs, 27% on Brazilian tax-exempt programs and 26% on mandatory programs.

Diversity and Gender Balance. Thinking of future leadership increasingly more diverse and inclusive, Vale has brought forward by five years, to 2025, the goal of achieving 26% female participation in the workforce. In 2021, 18.7% female representation was achieved, increase by 17.9% in the total number of women at Vale compared to 2020. We also achieved 20.3% of women in senior high leadership (executive manager positions and above), increase by 27.6% in the representation of women in senior high leadership positions compared to 2020.

In addition, a commitment was announced to increase the representation of black men and women, reaching 40% in leadership positions in Brazil with black employees by 2026, up from 29%, a number recorded after carrying out a self-declared census with the employees in Brazil .

Health and Safety. Vale is committed to improving the health and the safety of its employees, in line with the Company's Safety and Operational Excellence pillar. Vale's long-term targets are: (i) no recordable potentially fatal or life-changing injuries, (ii) 50% reduction in the exposure of employees to the main 10 health risks by 2025, and (iii) reduction or elimination of the most significant risk scenarios by 2025 .

Governance

Corporate Governance. Since 2018, Vale has been listed in the New Market segment, the highest governance level of B3. The Company has invested in improving its corporate governance, with benchmarks in the best national and international practices, and developing its understanding of the investors' perspective on these matters.

The Company is committed to the best corporate governance practices, which help it to compete more efficiently, sustain its success and generate long-term value for shareholders with commitment to integrating sustainability into its business, building economic legacy, strong and positive social and environmental impact, and mitigating the impacts of its operations.

The Company's governance model aims to establish clearly defined principles and roles, transparency and stability to guide its actions. Vale seeks to build strong and long-lasting relationships with its stakeholders, invest in mitigation of the effects of its activities, work with high ethical standards, have transparent management and actively contribute to progress in relation to the environment, biodiversity and sustainable development.

The guidelines and the general policies that guide Vale's business activities are established by the Board of Directors, which monitors the implementation of these initiatives through reports provided by Vale's executive directors. The Company's Board is supported by the Advisory Committees, whose mission is to advise the Board, including proposing improvements related to their area of activity, in order to give higher efficiency and quality to the decisions made by the Board of Directors and assure that the Company´s activities are carried out in accordance with the legislation force, ethical principles and internal controls. The Fiscal Council is a permanent, supervisory body, independent from the Executive Board and the Board of Directors, responsible to, by means of the principles of transparency, equity and accountability, inspect the activities of the administrators and verify the compliance with the bylaws and their legal duties.

In 2020, the Company established the Audit Committee and the Nomination Committee in order to improve its governance continuously. In 2021, the Innovation Committee was created dedicated to analyzing new technologies and other business initiatives. For further information, see item 12.1 of this Reference Form.

Remuneration. Vale is committed to aligning its remuneration programs with its business strategy and the purpose to make Vale a safer company. A series of changes were implemented, such as adoption of a malus clause and a clawback policy according to which, in case of exceptionally serious events, the Board of Directors may reduce the variable remuneration of the executives or require the executives to return received amounts, and implementation of new shareholding guidelines for executive directors. Since 2020, the Company has been following new standards for remuneration of Executive Directors: for short-term remuneration, at least 30% of the performance targets must be ESG-driven and directly related to safety, risk management and sustainability goals, and in relation to long-term remuneration targets, at least 20% of the performance targets must be based on ESG metrics. In general, 12% of the total remuneration should be linked to ESG metrics. For further information, see item 13 of this Reference Form.

Risk Management. The Company has five executive risk committees, which advise the Company's administration in relation to each of these risk categories: (i) operational risks, (ii) geotechnical risks, (iii) strategic, financial and cyber risks, (iv) compliance risks and (v) sustainability, institutional relations and reputation risks. For further information, see item 5 of this Reference Form.

Vale has seven advisory committees as well established by the Board of Directors, two of them, especially, with important roles in advising the Board and monitoring the risks: the Audit Committee, which assesses and monitors the effectiveness and the sufficiency of the Company's controls and risk management system, and the Operational Excellence and Risks Committee, focusing on the operational and the geotechnical risks. The Audit Committee, among other matters, advises the Board of Directors on the adequate risk management processes, holding periodic meetings with the administration (Internal Controls and Risks) for periodic assessment of the Integrated Risk Map, monitoring the implementation of the new system of BWise risk management and discussion of critical and very critical risks and the controls necessary to mitigate them. The Operational Excellence and Risk Committee, among other matters, advises the Board of Directors, holding periodic meetings with the Administration on the structure and the practices for the identification and the effective management of operational, geotechnical and operational continuity risks; monitors risks with critical and very critical impacts, and proposes improvements in mitigation plans and monitors the Company's governance model known as Vale Management Model ("VPS") to assure more productive, safe and environmentally responsible operations and the integrity of the assets.

8. Extraordinary business

8.1 - Acquisition or alienation of any relevant asset which does not qualify as normal operation in the issuer's business

At the beginning of 2021, Vale had already announced its goal not to own coal assets any more, focusing on its core business and its ambition to become a leader in low-carbon mining.

On December 21, 2021, by means of a Notice to the Market, Vale S.A. informed that, on that date, it entered into a binding agreement with Vulcan Minerals ("Vulcan") to sell the Moatize coal mine ("Moatize mine") and the Nacala Logistics Corridor ("CLN") for a total of US$270 million, US$80 million upon completion of the transaction and US$190 million of the existing business until the completion; plus a 10-year Royalty Agreement subject to given mine production and coal price conditions.

On April 25, 2022, Vale announced the conclusion of the transaction after all the precedent conditions were fulfilled.

8.2 - Significant changes in the way of conduction of the issuer's business

On January 25, 2019, Dam I of the Córrego do Feijão Mine, which belongs to the Paraopebas Complex in the Southern System, located in Brumadinho, Minas Gerais, Brazil, broke. For further information, see items 7.9 and 10.3 of this Reference Form.

Except for the above, there were no significant changes in the way the Company's business was conducted in the last 3 fiscal years. See item 8.4 of this Reference Form for further information.

8.3 - Relevant contracts entered into by the issuer and its subsidiaries not directly related to their operational activities

There were no relevant contracts entered into by the Company and/or its subsidiaries with third parties not directly related to their operational activities in the last 3 fiscal years.

8.4 - Other relevant information

In February 2021, Vale signed a global agreement with several public authorities for repair and remediation of social-environmental and social-economic damages resulting from the collapse of the Brumadinho dam. For information about this Global Agreement, see item 4.7 of this Reference Form.

In 2020, the outbreak of the Coronavirus 2019 (COVID-19) disease spread throughout the world. As a result, the Company took measures and implemented policies to protect its employees, businesses and communities around its operations against the threats brought by the COVID-19 pandemic. For further information about the potential impacts of COVID on the Company, see items 7.9 and 10.3 (c) of this Reference Form.

9. Relevant assets

9.1 - Relevant non-current assets

The main assets of the Company's non-current assets are described in items 9.1(a), 9.1(b) and 9.1(c) of this Reference Form.

Regarding the Company's fixed assets, the main assets consist of different properties, facilities, equipment and mining rights, as described in item 9.1(a) of this Reference Form.

The following tables describe the book value of the Company's fixed assets on December 31, 2021, by category and geographic location.

December 31, 2021 (In thousand R$)	Brazil	Canada	Asia	Others	Total
Real estate and land	31,615	7,672	5,917	204	45,408
Equipment and installations	45,069	10,822	10,768	161	66,820
Mining Assets	8,461	29,279	5,305	161	43,206
Others(1)	22,881	5,340	3,779	3,467	35,467
Construction in progress	24,746	16,316	1,886	146	43,094
Total	132,772	69,429	27,655	4,139	233,995

(1) Informatics equipment, Railway and Others.

9.1 - Relevant non-current assets/ 9.1.a - Fixed assets

Description of the property from the fixed assets	Country of localization	State of localization	Municipality of localization	Type of property
Integrated iron ore production system of the North System	Brazil	DI	Miscellaneous	N/A
Integrated iron ore production system of the Southeast System	Brazil	DI	Miscellaneous	N/A
Integrated iron ore production system of the South System	Brazil	DI	Miscellaneous	N/A
Pelletizing Plant Tubarão I	Brazil	ES	Vitória	Own
Pelletizing Plant Tubarão II	Brazil	ES	Vitória	Own
Pelletizing Plant Tubarão III	Brazil	ES	Vitória	Lease
Pelletizing Plant Tubarão IV	Brazil	ES	Vitória	Lease
Pelletizing Plant Tubarão V	Brazil	ES	Vitória	Lease
Pelletizing Plant Tubarão VI	Brazil	ES	Vitória	Lease
Pelletizing Plant Tubarão VII	Brazil	ES	Vitória	Lease
Pelletizing Plant Tubarão VIII	Brazil	ES	Vitória	Own
Pelletizing Plant São Luis	Brazil	MA	São Luis	Own
Pelletizing Plant Fábrica	Brazil	MG	Congonhas	Own
Pelletizing Plant Vargem Grande	Brazil	MG	Nova Lima	Own
Integrated nickel production system: mines, processing plant, smelter	Canada			N/A
Nickel mine Thompson (Further information on item 9.2)	Canada			N/A
Nickel processing plant (Further information on item 9.2)	Canada			Own
Nickel mine Voisey's Bay (Further information on item 9.2)	Canada			N/A
Manganese Mine	Brazil		Miscellaneous	N/A
Ore mines - miscellaneous Center-West System	Brazil	MS	Miscellaneous	N/A
Pelletizing Plant and Porto de Sohar (See item 9.2)	Oman			N/A
Ore Distribution Center of Malaysia (See item 9.2)	Malaysia			Own
Pelletizing Plants Oman	Oman			Own
Nickel mine PTVI	Indonesia		Sorowako	N/A
Nickel refinery Clydach	Wales		Clydach	Own
Copper mine Sossego	Brazil	PA	Miscellaneous	N/A
Copper mine Salobo	Brazil	PA	Miscellaneous	N/A
Nickel mine Onça Puma	Brazil	PA	Miscellaneous	N/A
Thermal and metallurgical coal mine Moatize (See item 9.2)	Mozambique		Miscellaneous	N/A
Precious metal refinery Port Colborne (See item 9.2)	Canada		Port Colborne	Own
Ferroalloy plant	Brazil		Miscellaneous	Own
Nickel refinery Matsuzaka (Further information on item 9.2)	Japan		Matsuzaka	Own

9.1 - Relevant non-current assets / 9.1.b - Intangible assets, such as patents, brands, licenses, concessions, franchises and technology transfer agreements and domain name on the internet

Type of asset	Description of the asset	Duration	Events which may cause loss of rights	Consequence from loss of rights
Concessions	Mining concessions in Brazil	Undetermined

Repeat violations against the obligations and the requirements of the National Mining Agency (ANM), such as: non-fulfillment of deadlines and obligations arising from Mining Concessions, non-compliance with the Mining Safety Standards, mining not agreement with the Economic Use Plan and stop of the activities without due suspension request to ANM; practice of predatory mining, mining of substances not authorized by ANM, causing abandonment of the mine.

Practice activities that cause serious damage to the population or the environment.

Interruption and/or cancellation of the mining operations in Brazil.
Concessions	Mining licenses and lease in Canada	2021-2041	Non-payment of fees (mining tax or rental fees), non-compliance with the legislation, failure to submit a renewal request, denial of a renewal request, non-compliance with renewal requirements.	Interruption and/or cancellation of the mining and/or mineral exploration operations in Canada.
Concessions	Contract of work in Indonesia	2025

Expiry of the term of validity of the contract, cancellation pursuant to vice or irregularity found in the procedure or the act of granting it and in case of bankruptcy or extinction of the Concessionaire. Non-compliance with the legislation.

The Contract of Work (CoW) of Vale’s mines in Indonesia expires in 2025. However, according to the Mining Law and the provisions in CoW, Vale may request at least two 10-year extensions in the form of a special business license - IUPK.

Interruption and/or cancellation of the mining operations in Indonesia.

Concessions	Mining concession in Mozambique	2032

In the country, the probability of loss of the mining concession are mainly related to (i) abandonment of the mine, (ii) performance of mining activities in health and safety conditions incompatible with the requirements in the local legislation, ( iii) non-payment of fees related to mineral production and other taxes due as a result of the development of the mining activity, and (iv) bankruptcy of the company. Lack of area demarcation, lack of payment of specific taxes, lack of presentation of work reports and failure to carry out work according to the mining plan.

The concession has extension rights of 25 years, subject to approval of the Mozambican government.

Considering the divestment process of the Mozambican asset in 2021, the coal deposit was presented as a discontinued operation. See item 9.2 of this Reference Form.

				Interruption and/or cancellation of the mining operations in Mozambique.
Concessions	Concession of the Southeast Regional Network (Further information on item 9.2)	11/28/2026	As provided in clause fifteen of the concession agreement, the concession will be terminated upon completion of any of the following cases: (i) expiry of the contract term; (ii) expropriation; (iii) expiry; (iv) termination; (v) cancellation; (vi) bankruptcy or extinction of MRS. The referred clause details each termination case and in any of them, the grantor will stipulate the procedures and the means to assume the provision of the service without breaking its continuity. In case of termination of the concession, the assets declared reversible will be indemnified by the grantor for the residual value of their cost, after deducting depreciation and any additions resulting from revaluation, such cost is subject to evaluation by the grantor. For further information, see item 9.2 of this Reference Form.

The consequence of the loss of right to operate the railway cargo service in the southeast network would be interruption of its operations.

The termination of the concession agreement results in the loss of right for MRS to explore the public railway cargo service in the Southeast Network exclusively. In this scenario, Vale, as a user of the railroad, would have to negotiate the transport of the production of the Southern System with a new concessionaire of the railroad network.

Concessions	Concession to operate EFC's cargo and passenger railway transport services	07/01/2057

The concession will be terminated upon completion of one of the following facts: expiry of the contract term, expropriation, expiry, rescission, annulment, bankruptcy or extinction of the Concessionaire.

After discussions started in 2016, Vale and the National Road Transport Agency (“ANTT”) signed, on December 18, 2020, the 3rd Addendum to the EFC Concession Agreement to extend the duration of the concession for another 30 years (as of 2027), upon payment of the grant and investment commitments, such as urban conflict and infrastructure works. The investment commitments involve risks inherent to the execution of works, such as delays in licensing and expropriations, among others. Failure to comply with the investment plan may lead to lapse of the concession.

				The termination of the concession agreement results in the loss of Vale's right to explore the public railway cargo transport service exclusively in EFC, which will represent loss of the integrated mine-railway-port model in the Northern System. In this case, there would be a need to contract transport or capacity, at market rate, with the new railroad concessionaire.

Concessions	Concession to operate EFVM's cargo and passenger railway transport services	07/01/2057

The concession will be terminated upon completion of one of the following facts: expiry of the contract term, expropriation, expiry, rescission, annulment, bankruptcy or extinction of the Concessionaire.

After discussions started in 2016, Vale and the National Road Transport Agency (“ANTT”) signed, on December 18, 2020, the 3rd Addendum to the EFVM Concession Agreement to extend the duration of the concession for another 30 years (as of 2027), upon payment of the grant and investment commitments, such as urban conflict and infrastructure works. The investment commitments involve risks inherent to the execution of works, such as delays in licensing and expropriations, among others. Failure to comply with the investment plan may lead to expiry of the concession.

The termination of the concession agreement results in the loss of Vale's right to explore the public railway cargo transport service exclusively in EFVM , which will represent loss of the integrated mine-railway-port model in the Southeast System. In this case, there would be a need to contract transport or capacity, at market rate, with the new railroad concessionaire.
Concessions	Concession of the Center - East Network (Further information on item 9.2)	08/28/2026	As provided in the concession agreement, the concession will be terminated upon completion of any of the following cases: (i) expiry of the contract term; (ii) expropriation; (iii) expiry; (iv) termination; (v) cancellation; (vi) bankruptcy or extinction of FCA. In these cases, the grantor will stipulate the procedures and the means to assume the provision of the service without breaking its continuity. For further information, see item 9.2 of this Reference Form.

The termination of the concession agreement results in the loss of right for FCA to explore the public railway cargo service in the Center-East Network exclusively.

In case of termination of the concession, the assets declared reversible will be indemnified by the grantor for the residual value of their cost, after deducting depreciation and any additions resulting from revaluation, such cost is subject to evaluation by the grantor. In addition to the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal Government, States, Federal District, Municipalities and RFFSA, for any reason.

Concessions	Sub-concession agreement with leasing of the railway network of Ferrovia Norte Sul	12/20/2037

The sub-concession will terminate upon completion of one of the following facts: (i) expiry of the contract term; (ii) expropriation; (iii) expiry; (iv) termination; (v) cancellation; (vi) bankruptcy or extinction of Sub-concessionaire. In these cases, the grantor will stipulate the procedures and the means to assume the provision of the service without breaking its continuity.

Additional information in field “Duration”: 2037 (extensible for 30 days).

The termination of the concession agreement results in the loss of right for FNS to explore the public railway cargo service in the North Section of Ferrovia Norte e Sul.

In case of termination of the concession, the assets declared reversible will be indemnified by the grantor for the residual value of their cost, after deducting depreciation and any additions resulting from revaluation, such cost is subject to evaluation by the grantor. In addition to the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal Government, States, Federal District, Municipalities and Grantor, for any reason.

Concession	Management of the Northern Railroad, Transport of general cargo and passengers on the Northern Railroad	2035	As provided in clause eighteen of the Concession Agreement, regarding the termination of the agreement: End. The contract can be terminated only by the granting authority or by the company in the following cases: (i) expiry of the contract term; (ii) resignation by CDN, which can be done in 5 years from the date of office, which was on January 10, 2005, must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for non-compliance by CDN, non-compliance not rectified by CDN within the period required in the contract, will give rise to the right of the granting authority to terminate the contract; (v) termination for non-compliance by the granting authority; (vi) termination of the contract in case of unforeseeable change in circumstances. For further information, see item 9.2 of this Reference Form.	Loss of the right to operate the railway transport service/loss of concession.
Concession	Exclusive concession at the Nacala-à-Velha Port Terminal. See item 9.2.	2042	The Concession Contract can be terminated upon: (i) agreement between the parties, (ii) expiry of the concession term and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority upon request of the concessionaire in case of extraordinary event or case of force majeure or in case of political and legislative risk and conflicts of interest of institutional nature that make it impossible to fulfill its obligations under the concession contract.

Extinction/Loss of rights and transfer to the granting authority of all and any of its rights, bonds and interests regarding the concession, including the Concession assets, and as applicable, the Concessionaire's assets.

Concession	Moatize-Malawi railway concession and part of the Nacala-Velha railway branch. See item 9.2 of this document.	2042	The Concession Contract can be terminated upon: (i) agreement between the parties, (ii) expiry of the concession term and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority upon request of the concessionaire in case of extraordinary event or case of force majeure or in case of political and legislative risk and conflicts of interest of institutional nature that make it impossible to fulfill its obligations under the concession contract.

Extinction/Loss of rights and transfer to the granting authority of all and any of its rights, bonds and interests regarding the concession, including the Concession assets, and as applicable, the Concessionaire's assets.

Concessions	Concession for Use of Public Asset with potential for generation of hydraulic energy - UHE Candonga	2035

The public asset object of concession is Rio Doce.

(i) Advent of the final term of the contract; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment resulting from a vice or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire.

				Interruption and/or cancellation of the supply of self-generated energy.
Concessions	Concession for Use of Public Asset with potential for generation of hydraulic energy - UHE Estreito	2037

The public asset object of concession is Rio Tocantins.

(i) Advent of the final term of the contract; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment resulting from a vice or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire.

				Interruption and/or cancellation of the supply of self-generated energy.
Concessions	Shared concession for generation of electric energy - UHE Machadinho	2032	(i) Reversal of assets at the end of the term of the agreement; (ii) expropriation; (iii) expiry.	Interruption and/or cancellation of the supply of self-generated energy.
Concessions	Concession for energy use hydraulic - PCH Nova Maurício	2021	End of the concession validity period. See item 9.2 of this Reference Form.	Interruption and/or cancellation of the supply of self-generated energy.
Concessions	Concession for use of hydraulic energy - PCH Glória	2021	End of the concession validity period. See item 9.2 of this Reference Form.	Interruption and/or cancellation of the supply of self-generated energy.
Concessions	Concession for use of hydraulic energy - PCH Mello	2025	End of the concession validity period. See item 9.2 of this Reference Form.	Interruption and/or cancellation of the supply of self-generated energy.

Trademarks	“Vale” Trademark Registration 37	04/19/2031

“Vale” Trademark Registration No. 829354980, nominative class 6, No. 829355022, nominative class 35, No. 829354905, nominative, class 42, nº 829354956.

Within the administrative scope (INPI), trademark registrations which have already been granted can be challenged by nullity proceedings, or even undergo partial or total expiry requests, in case the trademark is not used the way the registration has been granted for. Within the judicial scope, third parties can request nullity of the registers claiming violation of their intellectual property rights. The trademark registers are kept by means of periodic payment of fees to INPI. The payment of the due fees and the continued use of the trademarks is essential to avoid extinction of registration and consequent termination of the holder´s rights.

Additional information in field “Duration”: 04/19/2031, 01/19/2030, 10/26/2030, 01/19/2030, respectively (extensible at every 10 years)

The loss of trademark rights leads to the impossibility to impede third parties to use identical or similar trademarks to indicate competing services or products, once the owner does not hold the exclusive right to use them anymore. There is also possibility for the holder to suffer legal claims in the criminal and civil areas for misuse in case of violation of third party rights, which may result in impossibility of using the trademarks in the conduct of their activities. It's not possible to quantify the impacts of these cases.
Licenses/Domain name on the web	Domain name on the web: Vale.com.br	09/16/2027

The loss of rights related to such assets is related to: (i) non-payment of domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, corporate name or false, invalid, incorrect or outdated name; (iii) failure to comply with the presentation of documents timely; (iv) by court order; and (v) at the express request of the registrant of the domain.

There is no way to quantify the impact, although it is certain that with the loss of the domain name, it may be registered by third parties.
Licenses/Domain name on the web	Domain name on the web: Vale.com	10/07/2031

The loss of rights related to such assets is related to: (i) non-payment of domain maintenance; (ii) verification, at the time of registration or later, of the use of CNPJ, CPF, corporate name or false, invalid, incorrect or outdated name; (iii) failure to comply with the presentation of documents timely; (iv) by court order; and (v) at the express request of the registrant of the domain.

There is no way to quantify the impact, although it is certain that with the loss of the domain name, it may be registered by third parties.
Concession	Concession Contract for the management and operation of the railway in Malawi	30 years, ends on 01/01/2046

The Concession Agreement will be terminated in the following circumstances, pursuant to Clause 63: (a) expiry of the term; (b) mutual termination; (c) default by the Concessionaire for (i) any false or incorrect representation or warranty by the Concessionaire that affects the Concessionaire's ability to perform the material obligations under the contract; (ii) voluntary filing of bankruptcy; (iii) nomination of a provisional liquidator for the liquidation of the Concessionaire; (iv) execution, by a court, of a liquidation order of the Concessionaire which is not suspended or reversed within 30 days; (d) material violation by the concessionaire of any of its obligations. For further information, see item 9.2 of this Reference Form.

The consequence of losing the right to manage and operate the Malawi railway would be interruption of its operations.

Concession	Concession of the Kachasu Railway as part of the Nacala Railway Project	30 years, ends on 01/01/2046	In the terms of clause 32, the concession agreement will be terminated in case of: (a) event of default by the Government pursuant to: (i) failure to comply with any obligations that have a material adverse effect on the concessionaire; (ii) false or incorrect representation or guarantee by the Government; (iii) a change in law that makes the exercise by the concessionaire and the Government of any of their rights/obligations or performance illegal, void or unenforceable; (iv) removal of any part of the concessionaire's Railroad; (v) practice of any act of corruption by the Government entitles the concessionaire to terminate the contract; or (vi) expropriation. For further information, see item 9.2 of this document.	Interruption and/or cancellation of the coal transport operations from the Moatize Coal Mine in Tete Province to Nacala-a-Velha, Nampula, Republic of Mozambique

9.1 - Relevant non-current assets/ 9.1.c - Interest in companies

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Aliança Geração de Energia S.A.	12009135/0001-05	-	Affiliated company	Brazil	MG	Belo Horizonte	55.000000

Description of the developed activities	Study, planning, construction and exploitation of electric energy generation and commercialization systems for economic and commercial exploitation; provision of technical and consulting services in the area of activity to companies in Brazil and abroad; and participation in other electric power generation companies or ventures.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	7.17653	0.000000	140,000,000.00
12/31/2020	0.79197	0.000000	126,000,000.00
12/31/2019	0.63762	0.000000	111,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	2,046,000,000.00

Reasons for acquisition and maintenance of such interest		Supply of significant volume of self-generated energy to Vale in Brazil through long-term supply contracts and energy investment vehicle to meet Vale's growing demand for renewable electric energy.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Aliança Norte Energia Participações S.A.	11995335/0001-03	-	Affiliated company	Brazil	MG	Belo Horizonte	51.000000

Description of the developed activities	Generation, transmission, distribution and commercialization of electric energy, and participation in other companies or consortia, including those involving hydroelectric projects.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-3.30033	0.000000	0.00
12/31/2020	-6.19195	0.000000	0.00
12/31/2019	2.86624	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	586,000,000.00

Reasons for acquisition and maintenance of such interest		Indirect participation of Vale in the Belo Monte Hydroelectric Power Plant, one of the main energy suppliers for Vale in Brazil through a long-term supply contract.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Companhia Coreano-Brasileira de Pelotização – Kobrasco	33.931.494/0001-87	-	Affiliated company	Brazil	ES	Vitória	50.000000

Description of the developed activities	Production and sale of iron ore pellets, as well as performance of other activities directly or indirectly related to its purpose, including import, export and provision of services of any nature, and may also participate in other companies in any modality.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	14.05622	0.000000	185,000,000.00
12/31/2020	-29.66102	0.000000	178,000,000.00
12/31/2019	-12.37624	0.000000	253,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	284,000,000.00

Reasons for acquisition and maintenance of such interest		Production and sale of iron ore pellets, and performance of any activities directly or indirectly related to the production and sale of iron ore pellets. The Company may also participate in other industrial and/or commercial activities related to its main purpose, and participate in other ventures in Brazil in any modality.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)

Companhia Hispano-Brasileira de Pelotização – Hispanobrás	27240092/0001-33	-	Affiliated company	Brazil	ES	Vitória	50.890000

Description of the developed activities	Production and sale of iron ore pellets and performance of any activities directly or indirectly related to the production and sale of iron ore pellets. The Company may also participate in other industrial and/or commercial activities related to its main purpose, and participate in other ventures in Brazil in any modality.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-5.38116	0.000000	34,000,000.00
12/31/2020	-21.47887	0.000000	144,000,000.00
12/31/2019	-12.07430	0.000000	200,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	211,000,000.00

Reasons for acquisition and maintenance of such interest		Expansion of Vale's share in the Brazilian pellet market.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Companhia Ítalo-Brasileira de Pelotização – Itabrasco	27063874/0001-44	-	Affiliated company	Brazil	ES	Vitória	50.900000

Description of the developed activities	Production and sale of iron ore pellets, and performance of any activities directly or indirectly related to the production and sale of iron ore pellets. The Company may also participate in other industrial and/or commercial activities related to its main purpose, and participate in other ventures in Brazil in any modality.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	18.42105	0.000000	127,000,000.00

12/31/2020	-12.97710	0.000000	119,000,000.00
12/31/2019	-16.02564	0.000000	219,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	270,000,000.00

Reasons for acquisition and maintenance of such interest		Expansion of Vale's share in the Brazilian pellet market.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Companhia Nipo-Brasileira de Pelotização – Nibrasco	27.251.842/0001-72	-	Affiliated company	Brazil	ES	Vitória	51.000000

Description of the developed activities	Production and sale of iron ore pellets and performance of any activities directly or indirectly related to the production and sale of iron ore pellets. The company may also dedicate to other industrial and/or commercial activities related to its main activity, and participate in other ventures in Brazil in any modality.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	14.83253	0.000000	41,000,000.00
12/31/2020	3.63636	0.000000	164,000,000.00
12/31/2019	5.21739	0.000000	365,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	720,000,000.00

Reasons for acquisition and maintenance of such interest		Expansion of Vale's share in the Brazilian pellet market.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)

Companhia Portuária da Baia de Sepetiba	72372998/0001-66	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of the developed activities	The construction and operation of a mixed private port facility, located within the area of the Port of Sepetiba – Rio de Janeiro, specialized in handling and storage of iron ore and its derivatives. Jointly and complementary, the company may carry out port operations with other solid bulk, provided that these complementary operations do not impair the main operations. The company is prohibited from performing any acts foreign to its object unless upon express authorization of Companhia Docas do Rio de Janeiro – CDRJ.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	6.10169	0.000000	120,000,000.00
12/31/2020	32.88288	0.000000	81,000,000.00
12/31/2019	-19.56522	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	313,000,000.00

Reasons for acquisition and maintenance of such interest		Provision of port services for iron ore operations.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
CSP - Companhia Siderúrgica do Pecém	09509535/0001-67	-	Affiliated company	Brazil	RJ	Rio de Janeiro	50.000000

Description of the developed activities	The purpose of the Company is to develop an integrated steel complex in the State of Ceará, consisting of steel mill dedicated to the production and export of steel sheets.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	100.00000	0.000000	0.00

12/31/2020	0.00000	0.000000	0.00
12/31/2019	0.00000	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	553,000,000.00

Reasons for acquisition and maintenance of such interest		Investment made to increase participation in Vale's iron ore market in the Atlantic.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Minerações Brasileiras Reunidas S.A. – MBR	33417445/0001-20	-	Subsidiary	Brazil	MG	Nova Lima	100.000000

Description of the developed activities	The mining industry, including research and mining; provision of technical services especially to mining companies; transport, processing, shipment and trade of ores, on its own or third parties´ behalf; export and import of ores; share interest in other companies, especially those whose purpose is mining or transport, industrialization, shipment and trade of ore; provision of transport port and waterway support services.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-77.87408	0.000000	0.00
12/31/2020	32.01638	0.000000	445,000,000.00
12/31/2019	44.13194	0.000000	901,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	2,425,000,000.00

Reasons for acquisition and maintenance of such interest		Conduction of iron ore operations in Brazil.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Mineração Rio do Norte S/A	04.932.216/0001-46	-	Affiliated company	Brazil	PA	Oriximiná	40.000000

Description of the developed activities	Production and export of bauxite in Brazil.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	0.00	0.000000	0.00
12/31/2020	0.00	0.000000	45,000,000.00
12/31/2019	0.00	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	0.00

Reasons for acquisition and maintenance of such interest		Participation in bauxite extraction, processing and transport operations.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
MRS Logística S.A.	01417222/0001-77	1794-9	Affiliated company	Brazil	RJ	Rio de Janeiro	48.160000

Description of the developed activities	Provide railway cargo transport services; explore loading, unloading, storage and transshipment services at stations, yards and land in the right-of-way of the railway lines object of the concession; explore modal transport related to railway transport; act, in accordance with the law, as a port operator, providing services and operations for movement and storage of goods destined to or coming from waterway transport; participate in projects that aim to promote the socioeconomic development of the areas of influence, aiming to expand the granted railway services; and perform all activities related to those described above; and carry out other activities that use the Company's infrastructure as a basis.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	12.80811	0.000000	49,000,000.00
12/31/2020	3.50175	0.000000	115,000,000.00
12/31/2019	4.00624	0.000000	120,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	2,334,000,000.00

Reasons for acquisition and maintenance of such interest		Provision of logistics services for iron ore and pellet operations.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
New Steel Global	29.875.537/0001-87	-	Subsidiary	The Netherlands	-	-	100.000000

Description of the developed activities	Installation and operation of industrial ore processing plants, as well as provision of consulting services for mining.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	1.28617	0.000000	0.00
12/31/2020	0.05362	0.000000	0.00
12/31/2019	100.00000	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	1,890,000,000.00

Reasons for acquisition and maintenance of such interest		Development of processing technologies for iron ore beneficiation.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)

Salobo Metais S.A.	33931478/0001-94	-	Subsidiary	Brazil	RJ	Rio de Janeiro	100.000000

Description of the developed activities	Use of mineral deposits in the national territory, and in particular the Salobo deposit, located in Serra dos Carajás, district and municipality of Marabá, State of Pará, object of Mining Ordinance No. 1121, dated 7/14/87, comprehending mining, processing, smelting, refining, transport and commercialization of copper, gold and their by-products.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	9.19239	0.000000	2,717,000,000.00
12/31/2020	15.83876	0.000000	1,562,000,000.00
12/31/2019	4.63793	0.000000	1,718,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	14,183,000,000.00

Reasons for acquisition and maintenance of such interest		Conduction of operations at the Salobo copper deposit, in Brazil.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Tecnored Desenvolvimento Tecnológico S.A.	31605512/0001-05	-	Subsidiary	Brazil	SP	Pindamonhangaba	100.000000

Description of the developed activities	Provide sustainable low carbon solutions for the steel industry.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-17.34693	0.000000	0.00
12/31/2020	-14.03509	0.000000	0.00
12/31/2019	50.00000	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	81,000,000.00

Reasons for acquisition and maintenance of such interest		The investment in the Company is aimed at development and commercial exploitation of innovative technological processes in the metallurgy, mining areas and the transformation industry. Tecnored owns all rights on the self-reduction technology in the production of pig iron, called "Tecnored", which is in the testing phase to prove the technology.
Corporate Name	CNPJ		CVM Code	Type of Company		Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Vale Canada Limited	22.252.122/0001-08		-	Subsidiary		Canada	-	Toronto	100.000000

Description of the developed activities	Vale Canada Limited is a leading producer of nickel and value-added special nickel products. Additionally, they also produce copper and other by-products, such as precious metals, metals from the platinum group, cobalt, sulfuric acid and liquid sulfur dioxide.

Fiscal year	Accounting value - variation (%)		Market value - variation (%)	Amount of received dividends (Reais)		Market Value		Accounting value
12/31/2021	62.92717		0.000000	0.00

12/31/2020	1.30829	0.000000	0.00
12/31/2019	-44.54097	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	18,546,000,000.00

Reasons for acquisition and maintenance of such interest		Conduction of nickel and by-products operations (copper, cobalt, metals from the platinum group and other precious metals) in Canada, UK and Indonesia.
Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Vale Holdings B.V.	00.000.000/0000-00	-	Subsidiary	The Netherlands	-	-	100.000000

Description of the developed activities	Acquisition and administration of shares and interests in companies/associations of any type and investments in assets; control and administration of one or more activities related to any of the companies in which it participates or assets in which it has investment; exercise of all and any activities necessary or useful for the aforementioned goals to be achieved.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-51.14717	0.000000	17,109,000,000.00
12/31/2020	2.62251	0.000000	0.00
12/31/2019	100.00000	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	5,238,000,000.00

Reasons for acquisition and maintenance of such interest		Holding and owner of mineral exploration company around the world.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)

Vale International SA	05.542.296/0001-96	-	Subsidiary	Switzerland	-	-	100.000000

Description of the developed activities	Acquire, hold, manage and sell direct or indirect interest in companies, mainly abroad; trade and distribute the products of the companies from the group, develop customer relationships and provide technical assistance, including product development and production planning, to customers and companies from the group worldwide; to carry out research and development activities in the mining, logistics and energy sectors; finance companies from the group and provide commercial, financial, administrative and legal services to other companies from the group in Switzerland and abroad. The company may carry out any activities which may be related to its object, or favor it, mainly managing and defining property rights and/or patent licenses, trademarks of any kind, know-how and any other intellectual property rights, buy, hold and sell real estate.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-27.71716	0.000000	0.00
12/31/2020	46.29581	0.000000	0.00
12/31/2019	8.90379	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	75,923,000,000.00

Reasons for acquisition and maintenance of such interest		Carry out financial transactions and commercial activities.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Vale Malaysia Minerals Sdn. Bhd.	00.000.000/0000-00	-	Subsidiary	Malaysia			100.000000

Description of the developed activities	The purpose of Vale Malaysia Minerals is to conduct maritime terminal and port operations in Malaysia.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	4.13669	0.000000	0.00

12/31/2020	31.99416	0.000000	0.00
12/31/2019	5.10557	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	7,527,000,000.00

Reasons for acquisition and maintenance of such interest		Conduct maritime and port terminal operations.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
Vale Manganês S.A.	15144306/0001-99	-	Subsidiary	Brazil	BA	Simões Filho	100.000000

Description of the developed activities	Iron and steel industry, metallurgy, industry and trade in ferroalloys; exploration, on its own account, or in association with other companies, of mineral deposits, including research, mining, processing, transport, trade, import and export of mineral substances; reforestation; the extraction, production, trade, import and export of wood and charcoal and other goods of mineral or vegetable origin usable in its production processes and its derivatives and by-products; trade in imports and exports of goods related to or necessary for its activities, including equipment, inputs and miscellaneous materials; any other related activities that do not conflict with its purpose or with the legislation in force.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-96.71641	0.000000	0.00
12/31/2020	-50.66274	0.000000	0.00
12/31/2019	-4.50070	0.000000	0.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	11,000,000.00

Reasons for acquisition and maintenance of such interest		Conduction of ferroalloys and manganese operations in Brazil.

Corporate Name	CNPJ	CVM Code	Type of Company	Country of headquarters	State of headquarters	Municipality of headquarters	Issuer´s participation (%)
VLI S.A.	12.563.794/0001-80	-	Affiliated company	Brazil	SP	São Paulo	29.600000

Description of the developed activities	The purpose of VLI S.A is to provide integrated cargo transport services through railway and road modes, construction, conservation, maintenance, monitoring, operation and exploration of railroads and/or rail traffic owned by its own or third parties, construction, operation and exploration of its own or third-party maritime terminals, explore, with its own or third-party vessels, long-distance maritime trade, cabotage and river transport in general cargo transport, including port support navigation, exploration of activities directly or indirectly related to transport services load.

Fiscal year	Accounting value - variation (%)	Market value - variation (%)	Amount of received dividends (Reais)	Market Value		Accounting value
12/31/2021	-8.69739	0.000000	0.00
12/31/2020	-23.77024	0.000000	8,000,000.00
12/31/2019	-1.38596	0.000000	37,000,000.00
				Date	Amount (R$)	Date	Amount (R$)
				12/31/2021	-	12/31/2021	2,278,000,000.00

Reasons for acquisition and maintenance of such interest		Performance of integrated cargo transport.

9.2 - Other relevant information

Additional Information

On April 25, 2022, Vale completed the sale of the Moatize thermal and metallurgical coal mine and the Nacala Logistics Corridor, including the mining concession in Mozambique in line with its objective not to own coal assets anymore. For further information, item 8.1 and 10.3 of this Reference Form.

On June 1, 2021, Vale completed the sale of the Mello Small Hydroelectric Power Plant and, on May 2, 2022, the Closing Agreement for the sales transaction of the Glória, and Nova Mauricio e Mello Small Hydroelectric Power Plants was signed. Mello's concession runs until 2025 and was transferred to Companhia Energética Rio Novo. The concessions of the Glória and Nova Mauricio SHPs were transferred to the companies Tríade Energia Renováveis and Companhia Energética Rio Preto, respectively. The renewal of the concession of these plants is being processed by the MME.

Trademarks, Patents and Computer Programs

On December 31, 2021, Vale recognized a total of 4,277 lawsuits worldwide as intangible intellectual property assets in a total of 80 countries (216 patents in Brazil and 748 abroad; 498 trademark lawsuits in Brazil and 1,074 in abroad; 333 domain names in Brazil and 1,265 abroad; and 142 computer programs in Brazil and 1 abroad).

VALE trademark is protected in Brazil and abroad in different categories of products and services, in its nominative, mixed and figurative forms.

Em razão de limitações de sistema, seguem abaixo informações relativas ao item 9.1(a):

Description of the property from the fixed assets	Country of localization	State of localization	Municipality of localization	Type of property
Pelletizing Plant and Sohar Port	Oman		Sohar	N/A
Malaysia Ore Distribution Center	Malaysia		Perak	Own
Port Colborne precious metals refinery	Canada		Ontário	Own
Integrated nickel production system: mines, processing plant, smelter	Canada		Sudbury	N/A
Thompson nickel mine	Canada		Thompson	N/A
Nickel processing plant	Canada		Long Harbour	Own
Voisey's Bay nickel mine	Canada		Voisey's Bay	N/A
Matsuzaka nickel refinery	Japan		Matsuzaka	Own

Due to system limitations, below is information related to item 9.1(c):

Company name	CNPJ
Mineração Rio do Norte S/A	04.932.216/0001-46

Fiscal year	Book value - variation (%)
12/31/2021	-100,00000
12/31/2020	-6,61578
12/31/2019	9,16667

Em razão de limitações de sistema, seguem abaixo quadros adicionais relativos ao item 9.1(b):

Concessions and Authorizations

Regarding the concessions of MRS, FCA and FNS mentioned in item 9.1 (b), the Company clarifies that, since MRS is an affiliate of Vale and FCA and FNS are subsidiaries of VLI (also Vale affiliate), the aforementioned concessions of MRS and VLI are not recorded in Vale's consolidated Financial Statements. Notwithstanding this fact, considering the importance of the concessions to the Company's operations, the Company included them in item 9.1(b).

Additionally, due to system limitations, below, there are additional tables related to item 9.1(b):

Lease (CPBS)	Lease agreement between Companhia DOCAS do Rio de Janeiro (CDRJ) and Companhia Portuária de Sepetiba	25 years, ending on 06/30/2026

Unilateral termination may be declared by means of a summary procedure that assures the Lessee the right of defense in the following cases, in addition to others provided in the contract: a) non-execution of the works, unjustified delay in the implementation of the Terminal, execution not in agreement with the provisions in the contract; b) non-compliance with legal, regulatory or contract obligations; c) default of guaranteed financial obligations.

The contract is currently extended for another 25 years, at the discretion of the Federal Government.

Interruption of the operations
Authorizations (TIG)	Adhesion Agreement entered into by the Federal Government upon intermediation of ANTAQ and the company Vale S.A. The authorized will exploit the Port Facility at its own risk.	25 years, ending on 9/25/2039

The penalty for suspension of the authorization may be applied by the granting authority, upon proposal by ANTAQ, considering the seriousness of the violation, when: I - the summons to regularize the execution of works or the operation of the port facility is not complied with within 60 days; II - the exercise of inspection by ANTAQ is impeded or hindered; III- the deadlines set for the submission of documents or information required in the contract or in regulations issued by ANTAQ, or when requested by the Agency, are not met; IV - there is unjustified non-fulfillment of the schedule related to construction, operation and investment in the port facility object of the authorization; V- there is a loss of the conditions indispensable to the fulfillment of the object of the authorization or its irregular transfer; VI - the following conducts are practiced without prior and express approval of the granting authority: a) transfer of ownership of the authorization; b) change in the type of cargo handled; or c) expansion of the port facility area; VII- there is any other violation which may be instituted by ANTAQ and which provides penalty of suspension due to non-compliance.

Interruption of the operations

Authorizations (TMPM)	Adhesion Agreement entered into by the Federal Government upon intermediation of ANTAQ and the company Vale S.A. The authorized will exploit the Port Facility at its own risk.	25 years, ending on 9/25/2039

The penalty for suspension of the authorization may be applied by the granting authority, upon proposal by ANTAQ, considering the seriousness of the violation, when: I - the summons to regularize the execution of works or the operation of the port facility is not complied with within 60 days; II - the exercise of inspection by ANTAQ is impeded or hindered; III- the deadlines set for the submission of documents or information required in the contract or in regulations issued by ANTAQ, or when requested by the Agency, are not met; IV - there is unjustified non-fulfillment of the schedule related to construction, operation and investment in the port facility object of the authorization; V- there is a loss of the conditions indispensable to the fulfillment of the object of the authorization or its irregular transfer; VI - the following conducts are practiced without prior and express approval of the granting authority: a) transfer of ownership of the authorization; b) change in the type of cargo handled; or c) expansion of the port facility area; VII- there is any other violation which may be instituted by ANTAQ and which provides penalty of suspension due to non-compliance.

Interruption of the operations

Authorizations (Tubarão)	Adhesion Agreement entered into by the Federal Government upon intermediation of ANTAQ and the company Vale S.A. The authorized will exploit the Port Facility at its own risk.	25 years, ending on 9/25/2039

The penalty for suspension of the authorization may be applied by the granting authority, upon proposal by ANTAQ, considering the seriousness of the violation, when: I - the summons to regularize the execution of works or the operation of the port facility is not complied with within 60 days; II - the exercise of inspection by ANTAQ is impeded or hindered; III- the deadlines set for the submission of documents or information required in the contract or in regulations issued by ANTAQ, or when requested by the Agency, are not met; IV - there is unjustified non-fulfillment of the schedule related to construction, operation and investment in the port facility object of the authorization; V- there is a loss of the conditions indispensable to the fulfillment of the object of the authorization or its irregular transfer; VI - the following conducts are practiced without prior and express approval of the granting authority: a) transfer of ownership of the authorization; b) change in the type of cargo handled; or c) expansion of the port facility area; VII- there is any other violation which may be instituted by ANTAQ and which provides penalty of suspension due to non-compliance.

Interruption of the operations
Authorizations (Praia Mole)	Adhesion Agreement entered into by the Federal Government upon intermediation of ANTAQ and the company Vale S.A. The authorized will exploit the Port Facility at its own risk.	25 years, ending on 9/25/2039

The penalty for suspension of the authorization may be applied by the granting authority, upon proposal by ANTAQ, considering the seriousness of the violation, when: I - the summons to regularize the execution of works or the operation of the port facility is not complied with within 60 days; II - the exercise of inspection by ANTAQ is impeded or hindered; III- the deadlines set for the submission of documents or information required in the contract or in regulations issued by ANTAQ, or when requested by the Agency, are not met; IV - there is unjustified non-fulfillment of the schedule related to construction, operation and investment in the port facility object of the authorization; V- there is a loss of the conditions indispensable to the fulfillment of the object of the authorization or its irregular transfer; VI - the following conducts are practiced without prior and express approval of the granting authority: a) transfer of ownership of the authorization; b) change in the type of cargo handled; or c) expansion of the port facility area; VII- there is any other violation which may be instituted by ANTAQ and which provides penalty of suspension due to non-compliance.

Interruption of the operations

Authorizations (MCR - Gregório Curvo)	Adhesion Agreement entered into by the Federal Government upon intermediation of ANTAQ and the company Mineração Corumbaense Reunida S.A. The authorized will exploit the Port Facility at its own risk.	25 years, ending on 9/25/2039

The penalty for suspension of the authorization may be applied by the granting authority, upon proposal by ANTAQ, considering the seriousness of the violation, when: I - the summons to regularize the execution of works or the operation of the port facility is not complied with within 60 days; II - the exercise of inspection by ANTAQ is impeded or hindered; III- the deadlines set for the submission of documents or information required in the contract or in regulations issued by ANTAQ, or when requested by the Agency, are not met; IV - there is unjustified non-fulfillment of the schedule related to construction, operation and investment in the port facility object of the authorization; V- there is a loss of the conditions indispensable to the fulfillment of the object of the authorization or its irregular transfer; VI - the following conducts are practiced without prior and express approval of the granting authority: a) transfer of ownership of the authorization; b) change in the type of cargo handled; or c) expansion of the port facility area; VII- there is any other violation which may be instituted by ANTAQ and which provides penalty of suspension due to non-compliance.

				Interruption of the operations
Authorizations	Authorization for implementation and operation of Solar Photovoltaic Plants for power generation purposes;	2054	(i) Advent of the final term of the contract; (ii) expropriation; (iii) expiry; (iv) termination; (v) annulment resulting from a vice or irregularity found in the procedure or in the act of granting it; and (vi) bankruptcy or termination of the Concessionaire.	Interruption and/or cancellation of the supply of self-generated energy.

Lease (COPPER)	Agreement between EMAP (Empresa Maranhense de Administração Portuária) and Vale S.A. for lease of an area of 53,600m2, located in zone 14 of the development and zoning plan – PDZ of the Port of Itaqui, in São Luis-MA.	20 years, ending on 1/2/2023

Notwithstanding any other provision of the contract, it may be terminated by EMAP, judicially or extrajudicially, in the following cases: a) if the agreement is transferred to another person, or if the leased area is lent or subleased to third parties without consent by EMAP; b) if the lessee impedes or hinders any inspection action of EMAP or the other port authorities at service at the port; c) if the lessee uses the place for use other than that specified in this agreement, or does not keep the premises in a good state of cleanliness and conservation; d) if the lessee fails to meet the deadline established in the contract for the implementation of the proposed project, comprehending the execution of works and allocation of equipment; e) if the lessee fails to comply with any other provision in the agreement; f) if the lessee is declared bankrupt or liquidated.

The contract is currently extended for another 20 years, at the discretion of the Federal Government.

				Interruption of the operations
Concession of the Port Infrastructures of the Port Coal Terminal of Nacala-à-Velha	Exclusive concession and right, at its own risk, to design, build, operate, manage, own, rehabilitate, maintain, finance, develop and commercially exploit the port infrastructures at the Port Terminal of Nacala-à-Velha, not limited to handling coal products, including, in particular, other ores and related inputs.	2042	The Concession Contract can be terminated upon> (i) agreement between the parties, (ii) expiry of the concession term and its renewals, (iii) redemption by the granting authority, (iv) revocation determined by the granting authority upon request of the concessionaire in case of extraordinary event or case of force majeure or in case of political and legislative risk and conflicts of interest of institutional nature that make it impossible to fulfill its obligations under the concession contract.	Extinction/Loss of rights and transfer to the granting authority of all and any of its rights, bonds and interests regarding the concession, including the Concession assets, and as applicable, the Concessionaire's assets.
Concession of the Moatize-Malawi railway lines and the Nacala-Velha railway branch between Mussoril and Ponta Namuaxi	Railway Concession and the right to design, build, operate, manage, own, rehabilitate, maintain, finance, develop, commercially exploit the railway infrastructures	2042	The Concession Contract can be terminated upon: (i) agreement between the parties, (ii) expiry of the concession term and its renewals, (ii) redemption by the granting authority, (iii) revocation determined by the granting authority upon request of the concessionaire in case of extraordinary event or case of force majeure or in case of political and legislative risk and conflicts of interest of institutional nature that make it impossible to fulfill its obligations under the concession contract.	Extinction/Loss of rights and transfer to the granting authority of all and any of its rights, bonds and interests regarding the concession, including the Concession assets, and as applicable, the Concessionaire's assets

Vale Logistics Limited (VLL) concession agreement	Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi as part of the Nacala Railway Project	30 years, ends on January 1, 2046

VLL Concession Agreement Concession to build, own and operate the Kachasu railway line on the eastern border with Mozambique to the Nkaya border in Malawi as part of the Nacala Railway Project 30 years valid until January 1, 2046. In the terms of clause 32 the concession agreement will be terminated in case of: (a) Event of default by the Government pursuant to: (i) failure to comply with any obligations that have a material adverse effect on the Concessionaire; (ii) false or incorrect representation or guarantee by the Government; (iii) a change in law that makes the exercise by the Concessionaire and the Government of any of their rights/obligations or performance illegal, void or unenforceable; (iv) removal of any part of the concessionaire's Railroad; (v) practice of any act of corruption by the Government entitles the concessionaire to terminate the contract; or (vi) expropriation; (b) event of default by the concessionaire pursuant to: (i) failure of the concessionaire to make any payment due to the Government; (ii) default by the concessionaire in the payment of any other amounts owed to the Government; (iii) default by the concessionaire in any material respect in the performance of any other material obligation of the concessionaire; (iv) false or incorrect representation or warranty by the concessionaire that has a material effect on the concessionaire's ability to perform its obligations; (v) failure of the concessionaire to complete the construction of the railroad by the date of the long stop (vi) abandonment of the project by the concessionaire (vii) assignment by the concessionaire of all or substantially all of its assets to the benefit of creditors other than an assignment incurred in the ordinary course of business; (vii) voluntary petition request by the concessionaire for the appointment of trustee or receiver for all or a substantial part of its assets; (viii) initiated by the Concessionaire of bankruptcy proceedings, reorganization, arrangement (except a settlement plan that does not involve an insolvent concessionaire), (ix) if the Concessionaire commits any corrupt act.

Interruption and/or cancellation of the coal transport operations from the Moatize Coal Mine in Tete Province to Nacala-a-Velha, Nampula, Republic of Mozambique.

Concession	Management of the Northern Railway, Transport of general cargo and passengers on the Northern Railway	2035	As provided in clause eighteen of the Concession Agreement, regarding the termination of the agreement: End. The contract can be terminated only by the granting authority or by the company in the following cases: (i) expiry of the contract term; (ii) resignation by CDN, which can be done in 5 years from the date of office, which was on January 10, 2005, must be made in writing at least 6 months in advance; (iii) force majeure; (iv) termination for non-compliance by CDN, non-compliance not rectified by CDN within the period required in the contract, will give rise to the right of the granting authority to terminate the contract; (v) termination for non-compliance by the granting authority; (vi) termination of the contract in case of unforeseeable change in circumstances. The aforementioned clause details each of the termination cases, and in any of them, the granting authority will stipulate the procedures and means for assuming the provision of services without breaking their continuity, as well as paying the respective indemnities related to the works of rehabilitation, development and assets of society at the option of society.	Loss of the right to operate the railway transport service/loss of concession.

Concession	Concession Contract for the management and operation of the railway in Malawi	30 years and ends on January 1, 2046 with possibility of extension for another 20 years.	The Concession Agreement will be terminated in the following circumstances, pursuant to Clause 63: (a) expiry of the term; (b) mutual termination; (c) default by the Concessionaire for (i) any false or incorrect representation or warranty by the Concessionaire that affects the Concessionaire's ability to perform the material obligations under the contract; (ii) voluntary filing of bankruptcy; (iii) nomination of a provisional liquidator for the liquidation of the Concessionaire; (iv) execution, by a court, of a liquidation order of the Concessionaire which is not suspended or reversed within 30 days; (d) material violation by the concessionaire of any of its obligations; (e) termination for default by the owner for: (i) any misrepresentation or guarantee made by the Government that affects the Government's ability to perform material obligations under the contract; ; (ii) expropriation, repossession of any right or other real property by the Government of any capital stock or shares of the concessionaire without compensation or which results in an increase in the effective interest of the Government in the concessionaire; (f) amalgamation, reorganization, reconstruction, privatization or other dissolution of the owner; (g) material breach by the Government of any obligations; (h) amendment to any applicable regulations; (i) change in the interpretation of any applicable regulation.	The consequence of losing the right to manage and operate the Malawi railway would be interruption of its operations.
Concessions	Concession of the Southeast Regional Network belonging to the former Rede Ferroviária Federal S.A., granted to MRS.	11/28/2026

As provided in clause fifteen of the concession agreement, the concession will be terminated upon completion of any of the following cases: (i) expiry of the contract term; (ii) expropriation; (iii) expiry; (iv) termination; (v) cancellation; (vi) bankruptcy or extinction of MRS. The referred clause details each termination case and in any of them, the grantor will stipulate the procedures and the means to assume the provision of the service without breaking its continuity. In case of termination of the concession, the assets declared reversible will be indemnified by the grantor for the residual value of their cost, after deducting depreciation and any additions resulting from revaluation, such cost is subject to evaluation by the grantor. In addition to the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal Government, States, Federal District, Municipalities and RFFSA, for any reason.

In 2016, MRS, as well as other railroad concessionaires in Brazil, started discussions with the National Road Transport Agency (“ANTT”) about the possibility to renew the current concession agreement in advance, for another 30 years. The approval of this process depends on formal analysis of the technical and economic conditions by the Federal Government (Ministry of Infrastructure and the Regulatory Agency - ANTT) and the Federal Audit Court (TCU).

The consequence of the loss of right to operate the railway cargo service in the southeast network would be interruption of its operations.

The termination of the concession agreement results in the loss of right for MRS to explore the public railway cargo service in the Southeast Network exclusively. In this scenario, Vale, as a user of the railroad, would have to negotiate the transport of the production of the Southern System with a new concessionaire of the railroad network.

Concessions	Concession of the Center - East Network belonging to the former Rede Ferroviária Federal S.A., granted to FCA	08/28/2026

As provided in the concession agreement, the concession will be terminated upon completion of any of the following cases: (i) expiry of the contract term; (ii) expropriation; (iii) expiry; (iv) termination; (v) cancellation; (vi) bankruptcy or extinction of FCA. In these cases, the grantor will stipulate the procedures and the means to assume the provision of the service without breaking its continuity.

In 2016, FCA, as well as other railroad concessionaires in Brazil, started discussions with the National Road Transport Agency (“ANTT”) about the possibility to renew the current concession agreement in advance, for another 30 years. The approval of this process depends on formal analysis of the technical and economic conditions by the Federal Government (Ministry of Infrastructure and the Regulatory Agency - ANTT) and the Federal Audit Court (TCU).

The termination of the concession agreement results in the loss of right for FCA to explore the public railway cargo service in the Center-East Network exclusively.

In case of termination of the concession, the assets declared reversible will be indemnified by the grantor for the residual value of their cost, after deducting depreciation and any additions resulting from revaluation, such cost is subject to evaluation by the grantor. In addition to the amount of indemnity due, the grantor will retain all amounts owed by the Company to the Federal Government, States, Federal District, Municipalities and RFFSA, for any reason.

10. Comments of the Management

The financial information included in this item 10, unless otherwise stated, refers to the consolidated financial statements of Vale S.A. (“Vale” or “Company”), prepared in accordance with the international financial reporting standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and with the accounting practices adopted in Brazil, which comprise the accounting practices provided for in Law No. 6,404/76 and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the Brazilian Securities and Exchange Commission (“CVM”), for the fiscal years ended December 31, 2021, 2020 and 2019.

The information contained in this item 10 must be read and analyzed together with Vale's consolidated financial statements, available on the Company's website (www.vale.com) and on the website of the Brazilian Securities and Exchange Commission (www.gov.br/cvm).

10.1. General Financial and Equity Conditions

a. General Financial and Equity Conditions

The bodies responsible for making operating, fund allocation and performance evaluation decisions, including the Board of Executive Officers and the Board of Directors, use adjusted EBITDA[3] as a performance measure. The adjusted EBITDA was reconciled with the Company's net earnings in item 10.1 (h) of this document.

In 2021, the Company recorded a net income of R$ 121,228 million compared to an income of R$ 26,713 million in 2020. The income for the year was mainly due to: (i) higher adjusted EBITDA from continuing operations[4] (R$ 168,056 million); (ii) an increase in net financial result of R$ 41,964 million, partially offset by (iii) the complement in the provisions for de-characterization of dams (R$ 9,747 million) and Renova Foundation (R$ 9,253 million); and (iv) recognition of impairment losses due to the process to divest coal assets (R$ 17,178 million), and this segment is now presented as a discontinued operation. For information on the results of discontinued operations and sale of these assets, see item 10.3(a) of this document.

The main impacts on the financial result arise from the reclassifications of exchange rate variation accumulated in shareholders' equity to the income, mainly due to (i) capital reduction of a wholly-owned subsidiary abroad (R$ 13,634 million); (ii) liquidation of a wholly-owned subsidiary previously operating in international iron ore logistics (R$ 4,284 million); (iii) completion of the sale of Vale Nouvelle-Calédonie SAS (“VNC”) (R$ 6,391 million); and (iv) discontinuation of operations of subsidiaries located in Australia (R$ 2,134 million).

In 2021, the adjusted EBITDA from the Company's continuing operations increased by R$ 75,820 million compared to the same period in 2020, mainly due to a strong performance in the ferrous minerals segment, due to the increase in realized prices and sales volume (R$ 64,331 million and R$ 9,577 million, respectively).

In 2020, the Company recorded a net earnings of R$ 26,713 million compared to a loss of R$ 6,672 million in 2019. These earnings were mainly due to: (i) higher adjusted EBITDA from continuing operations (R$ 92,236 million); (ii) reduction in losses recognized for asset impairment (R$ 6,845 million); and (iii) partially offset by the updating of the assumptions used in the preparation of the estimated costs necessary for the execution of the reparation and compensation programs by the Renova Foundation, resulting in the complement of the provision recognized by the Company by R$ 5,530 million.

In 2020, the adjusted EBITDA from the Company's continuing operations was R$ 92,236 million compared to R$ 44,435 million registered in the same period of 2019, an increase of R$ 47,801 million, mainly due to: (i) strong performance of the ferrous mineral segment, due to the increase in realized prices (R$ 24,948 million), (ii) positive effect of the devaluation of the real against the dollar on net operating revenue (R$ 46,831 million), partially offset by lower volumes of sales of iron ore and pellets (R$ 9,492 million) and higher costs for acquisition of iron ore from third parties (R$ 957 million). Adjusted EBITDA was also affected by expenses related to Brumadinho, de-characterization of dams and donations related to COVID-19, which totaled R$ 27,608 million in 2020.

3 The Adjusted EBITDA is the operating profit or loss plus dividends received and interest on loans from associates and joint ventures, excluding (i) depreciation, depletion and amortization, and (ii) impairment and write-off of noncurrent assets.

4 Adjusted EBITDA from continuing operations is the adjusted EBITDA excluding the coal segment, which, in 2021, started to be presented as a discontinued operation.

The table below shows the Company's equity conditions:

	On December 31,
(in millions of Reais)	2021	2020	2019
Current assets	119,332	126,805	68,698
Non-current assets held for sale	5,468	-	-
Noncurrent assets	374,328	351,325	300,973
Current liabilities	82,836	75,838	55,806
Liabilities related to non-current assets held for sale	1,978	-	-
Noncurrent liabilities	217,256	221,306	156,716
Shareholders' equity held by controlling shareholders	192,403	185,785	161,480
Current liquidity ratio (1)	1.44	1.67	1.23
General liquidity ratio (2)	1.65	1.61	1.74

(1) The current liquidity ratio is calculated by dividing current assets by current liabilities.

(2) The general liquidity ratio is calculated by dividing the sum of current assets and noncurrent assets by the sum of current liabilities and noncurrent liabilities.

As of December 31, 2021, the Company's current liquidity ratio was 1.44, compared to 1.67 as of December 31, 2020. The reduction in the liquidity ratio was mainly due to (i) reduction of the balance in cash and cash equivalents, and financial investments in 2021, (ii) increase in the balance of taxes payable, and (iii) effect of the appreciation of the dollar against the real, impacting the balance of loans and financing.

As of December 31, 2020, the current liquidity ratio of the Company (which is the index found by dividing the current assets by the current liability) was 1.67, compared to 1.23 as of December 31, 2019. The increase in the liquidity ratio was mainly due to the increase in cash and cash equivalents in fiscal year of 2020.

In view of the ratios noted above, the Company has sufficient financial and equity conditions to implement its business plan and fulfill its short- and medium-term obligations.

For further information on the significant changes in the equity conditions of the Company, see item 10.1 (h) of this document.

b. Capital Structure

The table below presents the funding standard adopted for Company activities, considering equity and third-party capital:

(in millions of Reais)	On December 31,
	2021	AV ¹ (%)	2020	AV ¹ (%)	2019	AV ¹ (%)
Third-Party Capital (current and noncurrent liabilities)	302,070	60.5%	297,144	62.1%	212,522	57.5%
Equity (shareholders’ equity)	197,058	39.5%	180,986	37.9%	157,149	42.5%
Total Capital (third party + equity)	499,128	100.0%	478,130	100.0%	369,671	100.0%

  Vertical analysis.

The Company's capital structure has an adequate proportion between equity and third-party capital, considering the performance of operating cash, financial indicators and the Company's equity condition.

c. Payment capacity in relation to the financial commitments assumed

In the normal course of business, the Company's main funding needs are destined for investments in property, plant and equipment and payments of obligations related to Brumadinho and Renova Foundation, in addition to debt service. The Company expects to meet these requirements, in accordance with its historical policies and practices, using cash generated by operating activities.

The Company constantly evaluates opportunities for generating additional cash and is committed to continuing to reduce its costs and expenses, maintaining the level of indebtedness and discipline in the allocation of capital.

The Company adopted the concept of expanded net debt to manage its liquidity and cash flow management, and includes, in addition to the obligations contracted with financial institutions, also the obligations to deliver cash to third parties outside its regular operating process, more specifically the liabilities related to the Brumadinho event, de-characterization of dams, Renova Foundation and REFIS.

The table below presents information on the Company's indebtedness:

(in millions of Reais)	On December 31,
	2021	2020	2019
Gross debt	76,909	78,088	59,843
Cash and cash equivalents and financial investments	66,437	74,092	32,956
Net debt	10,472	3,996	26,887
Exchange swaps	4,036	4,591	62
REFIS	12,772	14,262	15,749
Brumadinho Provisions	19,737	23,774	12,022
Dam de-characterization	19,666	11,897	10,034
Provisions for Renova Foundation / Germano Dam (Samarco)	17,371	10,782	6,853
Expanded net debt	84,054	69,302	71,607
Adjusted EBITDA	167,032	87,340	42,307
Expanded net debt / Adjusted EBITDA Ratio	0.5	0.8	1.7

As of December 31, 2021, the Company's gross debt[5], including lease obligations, totaled R$ 76,909 million, compared to R$ 78,088 million as of December 31, 2020, representing a reduction of 1.5%, is mainly due to early redemption of 3.75% eurobonds p.a. maturing in January 2023 (R$ 4,946 million), being partially offset by the devaluation of the real against the dollar, which changed from an exchange rate of R$ 5.20 to US$ 1.00, on December 31, 2020, to R$ 5.58 to US$ 1.00, on December 31, 2021.

In the other components of the expanded debt, we highlight the increase in the provision for de-characterization of dams by R$ 9,747 million (see item 10.3) and Renova Foundation by R$ 9,253 million (see item 10.3).

As of December 31, 2020, the Company's gross debt totaled R$ 78,088 million, compared to R$ 59,843 million as of December 31, 2019, representing an increase of 30%, mainly due to the exchange variation of debts contracted in foreign currency (impact of R$ 16,111 million), due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 4.03 to US$ 1.00, on December 31, 2019, to R$ 5.20 to US$ 1.00 on December 31, 2020.

The Company understands that, based on the current financial position and projection of its most recent cash flows, it is fully able to honor its short- and long-term financial commitments.

d. Sources of financing for working capital and investments in noncurrent assets used

The sources of funds used by the Company to finance working capital and investments in noncurrent assets in the fiscal years analyzed in this document were substantially the result of its own generation of operating cash.

5 Gross debt comprises the balance of liabilities for loans and financing and leases.

In 2021, the Company's operating activities generated cash flows from operations of R$ 136,766 million compared to R$ 75,208 million in 2020, due to better operating results, driven by better prices realized in the main products and higher sales volumes of the ferrous minerals segment. There was also a positive impact of the change in working capital (R$ 12,224 million).

In 2020, the Company's operating activities generated cash flows from operations in the amount of R$ 75,208 million compared to R$ 47,282 million in 2019, mainly due to better operating results and lower interest on loans (R$ 849 million), but adversely affected by greater variation in working capital (R$ 16,048 million). The Company also issued bonds in July 2020, totaling R$ 8,214 million for use in general corporate purposes.

For information on the most relevant loan and financing contracts that occurred in the last three fiscal years, see item 10.1(f) of this document.

e.       Financing sources for working capital and for investments in noncurrent assets that it intends to use to cover liquidity deficiencies

The main sources of financing for working capital and for investments in noncurrent assets used by the Company are its own operating cash generation. Additionally, to mitigate liquidity risk, the Company has two revolving credit facilities (RCF), maturing in 2022 and 2024, in the total amount of R$ 27,903 million (US$ 5,000 million) to assist in managing short-term liquidity and enabling greater efficiency in cash management, consistent with the strategic focus on reducing the cost of capital.

f. Indebtedness levels and composition of such debts

Debt structure	On December 31,
(in millions of Reais)	2021	2020	2019
Debt contracts	67,967	69,426	52,625
Average term of amortization (in years)	8.7	8.4	8.5
Average cost (in %)	4.6	4.5	4.9

The average term of the debt remained at 8.7 years on December 31, 2021, in line with the 8.4 years on December 31, 2020. The average cost of debt, after foreign exchange and interest swaps, remained at 4.6% per year as of December 31, 2021, compared to 4.5% per year as of December 31, 2020.

The average term of the debt remained at 8.4 years on December 31, 2020, in line with the 8.5 years on December 31, 2019. The average cost of debt, after exchange and interest rate swaps, decreased to 4.5% per year on December 31, 2020, when compared to 4.9% per year on December 31, 2019, mainly due to lower interest rates in the international stock market.

i.	Relevant loan and financing contracts

Please find below the position of the Company's loans and financing at the end of the years 2021, 2020 and 2019:

		On December 31,
(in millions of Reais)	Average interest rate (i)	2021	2020	2019
Listed on the secondary market:
Bonds	6.0%	41,564	38,709	23,979
Eurobonds	4.3%	-	4,783	3,398
Debentures	10.5%	2,160	2,577	4,011
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.3%	1,975	4,470	5,368
R$, with fixed interest	2.9%	73	180	358
Basket of currencies and bonds in US$ indexed to LIBOR	2.3%	61	290	400
Debt contracts on the international market in:
US$, with variable and fixed interest	2.2%	20,173	16,759	12,871
EUR, with variable interest	-	-	-	907
Other currencies, with variable and fixed interest	3.2%	1,083	616	482
Charges incurred		878	1,043	819
Total		67,967	69,426	52,593

The most important categories of the total debt of the Company are presented below. The amounts shown exclude accrued interest.

Listed on the secondary market:

vi.	Fixed income instruments issued in U.S. dollars (equivalent to R$ 41,564 million, R$ 38,709 million and R$ 23,978 million, on December 31, 2021, 2020 and 2019, respectively). The Company has issued several debt securities in the stock market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 6,631 million (equivalent to R$ 37.001 million) until December 31, 2021. The subsidiary Vale Canada has issued debt securities in the amount of US$ 297 million (equivalent to R$ 1,657 million).

vii.	Fixed income instruments issued in euros (equivalent to R$ 4,783 million, R$ 3,398 million, on December 31, 2020 and 2019, respectively). The Company has issued debt securities in the stock markets in the total amount of EUR 750 million in the fiscal year prior to 2019. In March 2021, the Company redeemed the 3.750% bonds maturing in January 2023, in the total amount of R$ 4,946 million (EUR 750 million). All payments were made under the indenture of the repurchased bond.

Debt contracts in Brazil, including debentures:

(a)	Loans contracted in Brazil (R$ 4,269 million, R$ 7,517 million and R$ 10,137 million on December 31, 2021, 2020 and 2019, respectively). The Company has several loans taken out in Brazil, mainly with BNDES and some Brazilian private banks.

Debt contracts on the international market:

(b)	Loans and financing contracted in U.S. dollars (equivalent to R$ 20,173 million, R$ 16,759 million, and R$ 12,871 million, on December 31, 2021, 2020 and 2019, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

(c)	Loans and financing contracted in other debts (equivalent to R$ 1,475 million, R$ 1,659 million, and R$ 1,390 million, on December 31, 2021, 2020 and 2019, respectively). This category includes export credit facilities.

Among other more relevant operations in the three-year period, the following are highlighted:

2021

i.	In October and December 2021, the Company contracted credit facilities, in the amounts of R$ 1,953 (US$ 350 million) and R$ 1,563 (US$ 280 million), with maturities in 2027 and 2032, with a commercial bank and Japanese development bank, respectively.

ii.	In March 2021, the Company redeemed the 3.750% eurobonds maturing in January 2023, in the total amount of R$ 4,946 million (EUR 750 million). All payments were made under the indenture of the repurchased bond.

iii.	In January 2021, the Company contracted a credit facility in the amount of R$ 1,633 (US$ 300 million) with a development bank, maturing in 2035.

2020

iv.	In 2020, the remaining balance of the loan granted by Export Development Canada – EDC to Vale Canada was paid in advance, in the amount of US$ 10.294 billion (equivalent to R$ 56.719 billion).

v.	In December 2020, there was an early settlement of the loan granted by the French government to Vale Canada, and which was destined for investments made by Vale Nova Caledônia of € 200 million (equivalent to R$ 1,180 million).

vi.	In August 2020, a loan of US$ 300 million (equivalent to R$ 1,626 million) was contracted, offered by The Export-Import Bank of China (“CEXIM”) related to the charter contracts signed between Vale International and companies directly or indirectly controlled by the Chinese.

vii.	In July 2020, the Company issued, through its wholly-owned subsidiary Vale Overseas Limited, bonds maturing in July 2030, in the amount of US$ 1,500 billion (equivalent to R$ 8,214 million) with a coupon of 3.75% p.a., paid semiannually and a yield of 3.85% p.a.

viii.	In March 2020, the US$ 5,000.000 million (equivalent to R$ 25,984 million) of the revolving credit facilities (RCF) were fully disbursed, with US$ 2.000 million (equivalent to R$ 10,393 million) of the credit facility, maturing in 2022, and the US$ 3.000 million (equivalent to R$ 15,591 million) of the credit facility maturing in 2024. These credit facilities were paid in full in September 2020.

2019

ix.	In December 2019, the Company prepaid US$ 518 million (equivalent to R$ 2,088 million) to development agencies.

x.	In September and December 2019, the Company settled US$ 2,167 million (equivalent to R$ 8,903 million) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2021, 2022, 2026, 2034, 2036 and 2039, and US$ 103 million (equivalent to R$ 429 million) in securities issued by its wholly owned subsidiary Vale Canada Limited, maturing in 2032, totaling US$ 2,270 million (equivalent to R$ 9,332 million).

(i)	Other long-term relationships with financial institutions

Although there are no debt-related contracts other than those described above, the Company maintains a commercial relationship in the normal course of its business with some of the main international financial institutions and in the country, in accordance with usual financial market practices.

(ii)	Degree of subordination among debts

There is no degree of contractual subordination among the Company's unsecured corporate debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Degree of subordination among debts	On December 31,
(in millions of Reais)	2021	2020	2019
Loans and financing	67,967	69,426	52,625
Unsecured obligations	99.3%	98.7%	98.3%
Secured obligations	0.7%	1.3%	1.7%

The securities issued by the Company through its financial subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

  Any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has fulfilling these restrictions.

Some of the Company’s long-term financial instruments contain obligations related to the compliance with financial indicators. The indicators are:

o	leverage, thus understood as the ratio obtained by dividing gross debt over Adjusted EBITDA (“Leverage”); and

o	interest coverage, thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses (“Interest Coverage”).

For further information on adjusted EBITDA for continuing operations, including its calculation, see item 10.1 (h) of this document.

	On December 31,
	2021	2020	2019
Leverage	0.4x	0.8x	1.2x
Maximum limit of 4.5x

Interest coverage	46.7x	20.3x	10.9x
Minimum limit of 2.0x

On December 31, 2021, 2020 and 2019, the Company was in compliance with the levels required for the Leverage and Interest Coverage indicators. The amounts of debt subject to those clauses are R$ 13,411 million, R$ 11,339 million, R$ 9,914 million as of December 31, 2021, 2020 and 2019, respectively.

In the normal course of its operations, the Company has observed all applicable contractual positions and claims to be in compliance with all obligations assumed in its financial contracts.

g. Limits of financing contracted and percentages already used

All outstanding financing as of December 31, 2021 had 100% of the percentage used, except for the financing contracted in December 2021 in the amount of R$ 1,563 million (US$ 280 million), with maturities in 2032, with a Japanese development bank, whose percentage used was 58.3%.

h.        Significant changes in each item of Vale's consolidated financial statements

Analysis of the income statement for the fiscal years ended December 31, 2021, 2020 and 2019

							Horizontal Analysis
Income statement	Fiscal year ended December 31,						(2021 x 2020)	(2020 x 2019)
(in millions of Reais)	2021	AV (%)¹	2020	AV (%)¹	2019	AV (%)¹	%	%
Net sales revenue	293,524	100	206,098	100	144,635	100.0	42.4	42.5
Cost of goods sold and services rendered	(117,267)	(40.0)	(90,948)	(44.1)	(76,437)	(52.8)	28.9	19.0
Gross Income	176,257	60.0	115,150	55.9	68,198	47.2	53.1	68.8

Operating expenses
Administrative and selling expenses	(2,601)	(0.9)	(2,529)	(1.2)	(1,872)	(1.3)	2.8	35.1
Research and development	(2,964)	(1.0)	(2,151)	(1.0)	(1,644)	(1.1)	37.8	30.8
Pre-operating and operation stoppages	(3,467)	(1.2)	(4,517)	(2.2)	(4,559)	(3.2)	(23.2)	(0.9)
Brumadinho event and de-characterization of dams	(14,379)	(4.9)	(27,016)	(13.1)	(28,818)	(19.9)	(46.8)	(6.3)
Other net operating expenses	(2,212)	(0.8)	(4,202)	(2.0)	(2,107)	(1.5)	(47.4)	99.4
	(25,623)	(8.7)	(40,415)	(19.6)	(39,000)	(27.0)	(36.6)	3.6
Impairment and write-off of noncurrent assets	(2,352)	(0.8)	(6,968)	(3.4)	(13,813)	(9.6)	(66.2)	(49.6)
Operating income	148,282	50.5	67,767	32.9	15,385	10.6	118.8	340.5

Financial revenue	1,822	0.6	1,570	0.8	1,802	1.2	16.1	(12.9)
Financial expenses	(8,942)	(3.0)	(16,666)	(8.1)	(14,499)	(10.0)	(46.3)	14.9
Other net financial items	24,932	8.5	(9,056)	(4.4)	(678)	(0.5)	(375.3)	1,235.7
Result of interests and other results in associates and joint ventures	(6,947)	(2.4)	(5,210)	(2.5)	(2,585)	(1.8)	33.3	101.5
Profit (loss) before taxes on profit	159,147	54.2	38,405	18.6	(575)	(0.4)	314.4	(6,779.1)

Taxation on profit
Current taxes	(30,079)	(10.2)	(17,828)	(8.7)	(5,985)	(4.1)	68.7	197.9
Deferred taxes	4,759	1.6	13,201	6.4	8,494	5.9	(63.9)	55.4
	(25,320)	(8.6)	(4,627)	(2.2)	2,509	1.7	447.2	(284.4)

Net earnings from continued operations	133,827	45.6	33,778	16.4	1,934	1.3	296.2	1,646.5
Net income (loss) attributable to non-controlling shareholders	591	0.2	(11)	(0.0)	449	0.3	(5,472.7)	(102.4)
Net income from continuing operations attributed to Vale's shareholders	133,236	45.4	33,789	16.4	1,485	1.0	294.3	2,175.4

Discontinued operations
Loss from discontinued operations	(12,484)	(4.3)	(8,875)	(4.3)	(10,631)	(7.4)	40.7	(16.5)
Loss attributable to non-controlling shareholders	(476)	(0.2)	(1,799)	(0.9)	(2,474)	(1.7)	(73.5)	(27.3)
Loss from discontinued operations attributable to Vale’s shareholders	(12,008)	(4.1)	(7,076)	(3.4)	(8,157)	(5.6)	69.7	(13.3)

Net income (loss)	121,343	41.3	24,903	12.1	(8,697)	(6.0)	387.3	(386.3)
Net income (loss) attributable to non-controlling shareholders	115	0.0	(1,810)	(0.9)	(2,025)	(1.4)	(106.4)	(10.6)
Net income (loss) attributable to the Vale’s shareholders	121,228	41.3	26,713	13.0	(6,672)	(4.6)	353.8	(500.4)

(1) Relating to net sales revenue.

Net sales revenue

In 2021, net sales revenue totaled R$ 293.524 million, compared to R$ 206.098 million on December 31, 2020. The increase of R$ 87,426 million is mainly due to the result of ferrous minerals due to (i) higher realized prices (R$ 64,331 million), (ii) higher sales volume (R$ 12,415 million), and (iii) positive exchange rate effect (R$ 5,032 million).

In 2020, net sales revenue totaled R$ 206.098 million, compared to R$ 144.635 million on December 31, 2019. The increase of R$ 61,463 million is mainly due to the positive effect of the 30.7% devaluation of the real against the dollar in the year, and the higher realized iron ore prices and higher revenues from base metal by-products, partially offset due to the lower volumes sold of ferrous minerals (R$ 14,256 million).

For further information on Company’s revenues, see item 10.2(b) of this document.

Costs of goods sold and services rendered

Costs related to each business segment are detailed below:

				Change
Cost of goods sold and services rendered per segment	Fiscal Year Ended on December 31,			(2021 x 2020)	(2020 x 2019)
(in millions of Reais)	2021	2020	2019	%	%
Ferrous minerals	76,056	53,169	47,505	43.0	11.9
Base metals	24,213	18,329	12,770	32.1	43.5
Other segments	1,568	4,146	3,645	(62.2)	13.7
Depreciation	15,430	15,304	12,517	0.8	22.3
Total	117,267	90,948	76,437	28.9	19.0
Discontinued operations (Coal)	7,504	7,619	7,399	(1.5)	3.0

Increase in costs between the fiscal years presented has the impact related to the negative effect of exchange rate variations, on costs linked to other currencies, mainly in the base metals and coal segment, where most of the Company's operations are located internationally. In ferrous minerals, the foreign exchange also had a negative impact, due to the costs of international sea freight and the acquisition of iron ore from third parties, which are expressed in dollars.

Total costs 2021 x 2020

As of December 31, 2021, the total cost of products and services sold totaled R$ 117,267 million, compared to R$ 90,948 million as of December 31, 2020. The increase of R$ 26.319 million or 28.9% is due mainly to:

  Increase in costs mainly due to higher costs of ferrous minerals with (i) royalties, leasing and acquisition of iron ore from third parties (R$ 5,748 million), due to the correlation with the iron ore market quotations, which increased by 46.5% in the year; (ii) sea freight, mainly due to the 31.2% increase in the bunker (R$ 4,801 million); (iii) service and material providers due to inflation and expenses to reinforce and prevent the pandemic of COVID-19 (R$ 2,711 million); (iv) maintenance of operations, due to the search for improvement and recovery of volumes of operations (R$ 2,183 million); and (v) higher sales volumes (R$ 2,838 million).

  In the base metal segment, the stoppage of base metal operations in Canada, due to the strike, resulted in higher maintenance costs and resumption of operations (R$ 1,177 million), in addition to higher volumes purchased of third-party products (R$ 4,562 million) to serve customers during the period of strike.

2020 x 2019 total costs

As of December 31, 2020, the total cost of products and services sold totaled R$ 90,948 million, compared to R$ 76,437 million as of December 31, 2019. The increase of R$ 14,511 million or 19.0% is due mainly to:

  In the ferrous mineral segment, the following were identified: increases in costs with royalties and acquisition of ore from third parties impacted by higher iron ore reference prices by 16.6% (R$ 1,364 million); higher production costs due to higher expenses with providers of services and materials (R$ 1,520 million), maintenance of operations (R$ 1,930 million), and personnel (R$ 1,139 million) due to the search for improvement and recovery of volumes of the ferrous minerals operations, and extraordinary expenses related to COVID-19; the lower sales volume of ferrous minerals (R$ 4,368 million) and lower sea freight costs (R$ 2,893 million), mainly due to 23% reduction in bunker, partially offset the increase in costs for the year.

  In the base metals segment, higher volumes sold by the base metal operations in Canada resulted in higher costs compared to the previous fiscal year (R$ 701 million), in addition to higher costs due to higher volumes sold and average realized prices of third-party copper (R$ 1,243 million) and higher costs related to scheduled maintenance at the Copper Cliff refinery in Sudbury (R$ 201 million).

Pre-operating and shutdown expenses

A substantial part of these expenses refers to the consequences of the Brumadinho event, where some iron ore operations were halted or their production volumes were reduced due to court decisions or technical analyzes carried out on the structures of dams built upstream, located in Brazil.

As of December 31, 2021, pre-operating expenses and those related to operation stoppages totaled R$ 3,467 million, a decrease of R$ 1,050 million when compared to R$ 4,517 million as of December 31, 2020, mainly due to the gradual resumption of volumes and certain iron ore operations.

As of December 31, 2020, pre-operating and shutdown expenses totaled R$ 4,517 million, in line when compared to R$ 4,559 million as of December 31, 2019.

Other net operating expenses

As of December 31, 2021, other operating expenses totaled R$ 2,212 million compared to R$ 4,202 million in 2020, mainly due to lower expenses with obligations for the decommissioning of assets. In 2021, the Company recognized expenses of R$ 682 million related to the provision for the demobilization of a water structure of the base metal operations in Canada, while, in 2020, the Company recorded R$ 1,605 million related to the provision for the demobilization of basic metal structures in Canada and iron ore in Brazil.

As of December 31, 2020, other operating expenses totaled R$ 4,202 million compared to R$ 2,107 million in 2019, mainly due to increased obligations for asset decommissioning (R$ 1,605 million) and expenses with early termination of contracts for converted ships (R$ 610 million).

Impairment and write-off of noncurrent assets

Segments per asset class	Fiscal Year Ended on December 31,
(in millions of Reais)	2021	2020	2019
Property, plant and equipment and intangible assets
Base metals - Nickel	549	4,728	10,319
Manganese	192	412	-
Other assets	535	681	487
Impairment of noncurrent assets	1,276	5,821	10,806
Onerous contracts	100	-	987
Write-offs of noncurrent assets	976	1,147	2,020
Impairment and write-offs of noncurrent assets	2,352	6,968	13,813

Base metals

Vale Nouvelle-Calédonie S.A.S. (“VNC”), Nickel – The New Caledonia operation faced difficulties throughout 2019, mainly in relation to the production and processing of refined nickel, associated with the challenges resulting from the remote location of this asset. Therefore, the Company initiated studies on alternatives for New Caledonia, taking into account operational and commercial alternatives to improve Vale Nova Caledonia's short-term cash flows. Based on the review of business plans carried out in 2019, the Company reduced the expected production levels of refined nickel products for the remaining useful life of the mine, resulting in an impairment loss of R$ 10,319 million, recognized on December 31, 2019.

With the operational difficulties faced at VNC, in 2020, the Company started a program for the sale of this asset. As a result of negotiations with interested parties, VNC's assets and liabilities were classified as “held for sale” and measured at fair value, resulting in the recognition of an impairment loss in the amount of R$ 4,728 million in the income for the fiscal year ended 31 December 2020, mainly due to the need for financing for the continuity of VNC's operations, including the commitment to make investments for the conversion of the tailings deposit from wet stacking to dry stacking (“Lucy Project”), which were estimated at R$ 2,820 million (US$ 500 million).

In March 2021, the Company signed the stock purchase agreement with Prony Resources, completing the transaction for the sale of its interest in VNC. Pursuant to the final agreement, there was an increase in the amount of the obligations assumed by Vale for the maintenance of VNC's activities, which, combined with other adjustments in working capital, resulted in an additional loss of R$ 549 million in the results for the year ended December 31, 2021.

Ferrous minerals

Minas Gerais Operations, Manganese Ferroalloys – In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. (“Vale Manganês”) and are related to the manganese ferroalloy business, for the amount of R$ 223 million. Thus, these assets and liabilities were classified as “held for sale” and measured at fair value less disposal costs, resulting in the recognition of a loss in the amount of R$ 143 million, recognized in the income statement for the year ended December 31, 2021 as “Impairment and write-offs of noncurrent assets”.

Simões Filho, Manganese Ferroalloys – In 2020, the Company decided to close its operations at the Simões Filho plant, in Bahia, a plant owned by Vale Manganês, which produced manganese ferroalloys. The Company conducted the impairment test for this Manganese cash-generating unit (CGU), resulting in the full impairment of inventories, other assets related to the Simões Filho operation and the recognition of provisions necessary for the closure of the plant. As a result, the Company recognized an impairment loss of R$ 412 million as “Impairment and write-off of noncurrent assets” in the fiscal year ended December 31, 2020. In 2021, the Company recognized an additional loss of R$ 49 million as a result of the reassessment of the recoverability of the remaining assets, in the result for the year ended December 31, 2021, as “Impairment and write-offs of noncurrent assets”.

Net Financial Results

2021 x 2020

As of December 31, 2021, net financial result totaled a gain of R$ 17,812 million compared to a loss of R$ 24,152 million as of December 31, 2020, representing a decrease of R$ 41,964 million, mainly for the following reasons:

i.	The Company recognized gains in the amount of R$ 24,367 million, in the reclassification of the accumulated conversion adjustments to the income, due to the reclassification of the exchange rate variation recorded in shareholders' equity as a result of (i) capital reduction of a wholly-owned subsidiary abroad (R$ 13,634 million); (ii) liquidation of a wholly-owned subsidiary, previously operating in international iron ore logistics (R$ 4,284 million); and (iii) completion of the sale of Vale Nouvelle-Calédonie SAS (“VNC”) (R$ 6,391 million).

ii.	Financial expenses totaled R$ 8,942 million in 2021 compared to R$ 16,666 million in 2020, a decrease of R$ 7,724 million, mainly due to (i) a decrease of R$ 4,559 million in the fair value of participating debentures, whose measurement is carried out through the quotation of these debentures in the secondary market, and (ii) a reduction of R$ 3,998 million in the fair value of the financial guarantees granted in U.S. currency and provided to certain affiliates and joint ventures.

  The effect of the derivatives' fair value represented a loss of R$ 153 million in 2021 compared to a loss of R$ 5.526 million in 2020, due to the following main programs:

a.	Loans and financing protection program – the Company recognized a loss of R$ 891 million in 2021 compared to a loss of R$ 5,373 million in 2020. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the hedged debts.

b.	Cash flow protection program for the purchase of fuel oil (gasoil), Brent oil and freight – the Company recognized a gain of R$ 666 million in 2021 compared to a loss of R$ 496 million in 2020. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options.

c.	Base metal products and inputs protection program – the Company recognized a loss of R$ 8 million in 2021 compared to a gain of R$ 58 million in 2020.

  The Company recognized a loss of R$ 1.454 million in 2021 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 789 million in 2020.

  The Company recognized an exchange gain of R$ 2,172 million in 2021 compared to an exchange loss of R$ 2,741 million in 2020.

2020 x 2019

As of December 31, 2020, the net financial result totaled a loss of R$ 24,152 million compared to a loss of R$ 13,375 million as of December 31, 2019, representing an increase of R$ 10,777 million, mainly for the following reasons:

  The effect of the derivatives' fair value represented a loss of R$ 5,526 million in 2020 compared to a gain of R$ 926 million in 2019, due to the following main programs:

d.	Loans and financing protection program – the Company recognized a loss of R$ 5,373 million in 2020 compared to a gain of R$ 154 million in 2019. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the hedged debts.

e.	Cash flow protection program for the purchase of fuel oil (gasoil), Brent oil and freight – the Company recognized a loss of R$ 496 million in 2020 compared to a gain of R$ 158 million in 2019. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options.

f.	Base metals products and inputs protection program – the Company recognized a gain of R$ 58 million in 2020 compared to a gain of R$ 222 million in 2019.

  Financial expenses totaled R$ 16,666 million in 2020 compared to R$ 14,499 million in 2019, an increase of R$ 2,167 million, mainly due to (i) increase of R$ 2,563 million in the fair value of participating debentures, whose measurement is carried out through the quotation of these debentures quoted in the secondary market, (ii) increase of R$ 1,010 million in the fair value of financial guarantees granted in U.S. currency and provided to certain affiliates and joint ventures, partially offset by (iii) lower expenses related to repurchase of bonds in the amount of R$ 1,100 million.

  The Company recognized a loss of R$ 789 million in 2020 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 1,867 million in 2019.

  The Company recognized an exchange loss of R$ 2,741 million in 2020 compared to an exchange gain of R$ 263 million in 2019, due to the depreciation of the real against the dollar.

Result of interests and other results in associates and joint ventures

	Fiscal Year Ended on December 31,
(in millions of Reais)	2021	2020	2019
Equity of the investments in affiliates and joint ventures	2,653	(329)	970
Samarco / Germano	61	(884)	(993)
Renova Foundation	(9,253)	(5,530)	(1,963)
Result on sale of investments	(408)	1,533	(599)
Result of interests and other results in associates and joint ventures	(6,947)	(5,210)	(2,585)

In the exercises analyzed, the main impacts related to interests and other results in affiliates and joint ventures were as follows:

  During 2021, new court decisions emerged regarding individual compensation for damages to residents of cities impacted by the breach of the Fundão tailings dam, impacting the provision related to the Renova Foundation. These decisions changed and expanded mainly the number of types of damage, categories, indemnifiable amounts to the impacted municipalities and, together with the periodic review of expenses carried out by Renova, resulted in a supplementary provision of R$ 9,253 million, which corresponds to the proportional liability of the Company to the Renova Foundation, compared to an additional provision of R$ 5,530 million in 2020 and R$ 1,963 million recognized in 2019.

  Due to the new safety requirements established by the National Mining Agency (“ANM”), Samarco Mineração S.A. (“Samarco”) has developed a project to de-characterize the Germano dam, which was also built using the upstream raising method and has been inactive since the breach of the Fundão tailings dam. Samarco prepared a project to de-characterize this dam, resulting in a provision for de-characterization recognized by the Company in the amount of R$ 993 million during 2019, offset by insurance received during the year in the amount of R$ 412 million. During 2020, the Company recognized an additional provision of R$ 136 million, equivalent to the proportion of its stake in Samarco of 50% of the variation in the estimated costs to carry out the project to de-characterize this structure, offset by the amount of insurance received in R$ $86 million. During 2021, the Company recognized an additional provision of R$ 7 million, offset by insurance received in the amount of R$ 181 million;

  The Company had expenses in the amount of R$ 113 million, R$ 845 million and R$ 402 million during the fiscal year 2021, 2020 and 2019, respectively, made available to Samarco and used for working capital.

  In 2021, the Company recognized an impairment loss on the investment of an associate in the amount of R$ 338 million. In 2021, the company recognized a loss of R$ 54 million related to the sale of Biopalma da Amazônia S.A. (“Biopalma”) and Anyang Yu Vale Yongtong Pellet Co. (“Anyang”).

  In 2020, the Company recognized a gain of R$ 885 million with the exercise of the option to purchase 8% of the shares held by Vale in VLI S.A. (“VLI”), by BNDES Participações S.A., now holding 29.6% of VLI's total shares (37.60% in 2019).

  In December 2019, the Company entered into an agreement to sell its 25% stake in Henan Longyu, and as a result, this investment was classified as an asset held for sale and an impairment loss in the amount of R$ 630 million was recognized in the result of 2019. In 2020, the Company completed the divestment and recognized a gain of R$ 598 million related to the reclassification of the reserve from “Accumulated conversion adjustments” to income.

Adjusted EBITDA

The following table shows the reconciliation of adjusted EBITDA with net income (loss) for the years ended December 31, 2021, 2020 and 2019.

Continuing operations

EBITDA	Fiscal year ended December 31,
(in millions of Reais)	2021	2020	2019
Net income from continuing operations attributed to Vale's shareholders	133,236	33,789	1,485
Net income (loss) attributable to non-controlling shareholders	591	(11)	449
Net income	133,827	33,778	1,934
Depreciation, depletion and amortization	16,379	16,597	13,814
Taxation on profit	25,320	4,627	(2,509)
Financial result	(17,812)	24,152	13,375
EBITDA from continuing operations	157,714	79,154	26,614

Items for reconciliation of Adjusted EBITDA
Result of interests and other results in associates and joint ventures	6.947	5,210	2,585
Dividends received and interest from loans of affiliates and joint ventures	1,043	904	1,423
Impairment and write-off of noncurrent assets	2,352	6,968	13,813
Adjusted EBITDA of continuing operations	168,056	92,236	44,435

Discontinued operations (Coal)

EBITDA	Fiscal year ended December 31,
(in millions of Reais)	2021	2020	2019
Loss from continuing operations attributable to Vale’s shareholders	(12,008)	(7,076)	(8,157)
Loss attributable to non-controlling shareholders	(476)	(1,799)	(2,474)
Loss	(12,484)	(8,875)	(10,631)
Depreciation, depletion and amortization	359	82	937
Taxation on profit	(4,336)	(1,602)	-
Financial result	(2,309)	(12)	71
EBITDA from discontinued operations	(18,770)	(10,407)	(9,623)

Items for reconciliation of Adjusted EBITDA
Result of interests and other results in associates and joint ventures	144	226	99
Dividends received and interest from loans of affiliates and joint ventures	424	434	447
Impairment of noncurrent assets	17,178	4,851	6,949
Adjusted EBITDA of discontinued operations	(1,024)	(4,896)	(2,128)

Analysis of equity variations on December 31, 2021, 2020 and 2019

							Change
							2021 x 2020	2020 x 2019
Assets (in millions of Reais)	12/31/2021	AV (%)¹	12/31/2020	AV (%)¹	12/31/2019	AV (%)¹	%	%
Current assets
Cash and cash equivalents	65,409	13.1	70,086	14.7	29,627	8.0	(6.7)	136.6
Short-term financial investments	1,028	0.2	4,006	0.8	3,329	0.9	(74.3)	20.3
Accounts receivable	21,840	4.4	25,944	5.4	10,195	2.8	(15.8)	154.5
Other financial assets	619	0.1	1,707	0.4	2,449	0.7	(63.7)	(30.3)
Inventories	24,429	4.9	21,103	4.4	17,228	4.7	15.8	22.5
Taxes to recover	4,809	1.0	2,646	0.6	3,719	1.0	81.7	(28.9)
Others	1,198	0.2	1,313	0.3	2,151	0.6	(8.7)	(39.0)
	119,332	23.9	126,805	26.5	68,698	18.6	(5.9)	84.6

Non-current assets held for sale	5,468	1.1	-	-	-	-	100.0	-
	124,800	25.0	126,805	25.4	68,698	18.6	(1.6)	84.6
Noncurrent assets
Deposits in court	6,808	1.4	6,591	1.4	12,629	3.4	3.3	(47.8)
Other financial assets	796	0.2	9,271	1.9	10,724	2.9	(91.4)	(13.5)
Taxes to recover	5,220	1.0	5,670	1.2	4,853	1.3	(7.9)	16.8
Deferred taxes on profit	63,847	12.8	53,711	11.2	37,151	10.0	18.9	44.6
Others	3,604	0.7	3,380	0.7	2,348	0.6	6.6	44.0
	80,275	16.1	78,623	16.4	67,705	18.3	2.1	16.1

Investments	9,771	2.0	10,557	2.2	11,278	3.1	(7.4)	(6.4)
Intangible asset	50,287	10.1	48,309	10.1	34,257	9.3	4.1	41.0
Property, plant and equipment	233,995	46.9	213,836	44.7	187,733	50.8	9.4	13.9
	374,328	75.0	351,325	73.5	300,973	81.4	6.5	16.7
Total assets	499,128	100.0	478,130	100.0	369,671	100.0	4.4	29.3
(1) In relation to the total assets.

							Horizontal Analysis
							2021 x 2020	2020 x 2019
Liabilities and shareholders' equity (in millions of Reais)	12/31/2021	AV (%)¹	12/31/2020	AV (%)¹	12/31/2019	AV (%)¹	%	%
Current liabilities
Suppliers and contractors	19,393	3.9	17,496	3.7	16,556	4.5	10.8	5.7
Loans, financing and leases	6,720	1.3	5,901	1.2	5,805	1.6	13.9	1.7
Other financial liabilities	10,946	2.2	9,906	2.1	5,658	1.5	10.5	75.1
Taxes payable	12,150	2.4	4,950	1.0	2,065	0.6	145.5	139.7
Refinancing program (“REFIS”)	1,810	0.4	1,769	0.4	1,737	0.5	2.3	1.8
Liabilities related to interest in affiliates and joint ventures	9,964	2.0	4,554	1.0	2,079	0.6	118.8	119.0
Provisions(2)	5,830	1.2	8,663	1.8	3,731	1.0	(32.7)	132.2
Liabilities related to Brumadinho	6,449	1.3	9,925	2.1	6,319	1.7	(35.0)	57.1
Provision for de-characterization of dams and demobilization of assets(2)	3,468	0.0	3,029	0.6	2,472	0.7	14.5	22.5
Dividends payable	-	0.0	6,342	1.3	6,287	1.7	(100.0)	0.9
Others	6,106	1.2	3,303	0.7	3,097	0.8	84.9	6.7
	82,836	16.6	75,838	15.9	55,806	15.1	9.2	35.9
Liabilities related to non-current assets held for sale	1,978	0.4	-	-	-	-	100.0	-
	84,814	17.0	75,838	15.9	55,806	15.1	11.8	35.9
Noncurrent liabilities
Loans, financing and leases	70,189	14.1	72,187	15.1	54,038	14.6	(2.8)	33.6
Participating debentures	19,078	3.8	17,737	3.7	10,416	2.8	7.6	70.3
Other financial liabilities	14,344	2.9	23,719	5.0	7,206	1.9	(39.5)	229.2
Refinancing program (“REFIS”)	10,962	2.2	12,493	2.6	14,012	3.8	(12.3)	(10.8)
Deferred taxes on profit	10,494	2.1	9,198	1.9	7,585	2.1	14.1	21.3
Provisions(2)	19,082	3.8	21,377	4.5	17,930	4.9	(10.7)	19.2
Liabilities related to Brumadinho	13,288	2.7	13,849	2.9	5,703	1.5	(4.1)	-
Provision for de-characterization of dams and demobilization of assets(2)	41,753	8.4	32,368	6.8	25,090	6.8	29.0	-
Liabilities related to interest in affiliates and joint ventures	7,407	1.5	6,228	1.3	4,774	1.3	18.9	30.5
Streaming transactions	9,927	2.0	10,419	2.2	8,313	2.2	(4.7)	25.3
Others	732	0.1	1,731	0.4	1,649	0.4	(57.7)	5.0
	217,256	43.5	221,306	46.3	156,716	42.4	(1.8)	41.2
Total liabilities	302,070	60.5	297,144	62.1	212,522	57.5	1.7	39.8

Shareholders’ Equity
Vale shareholders’ equity	192,403	38.5	185,785	38.9	161,480	43.7	3.6	15.1
Shareholders’ equity of non-controlling shareholders	4,655	0.9	(4,799)	(1.0)	(4,331)	(1.2)	(197.0)	10.8
Total shareholders' equity	197,058	39.5	180,986	37.9	157,149	42.5	8.9	15.2
Total liabilities and shareholders' equity	499,128	100.0	478,130	100.0	369,671	100.0	4.4	29.3

(1) Relating to total liabilities and shareholders’ equity.

(2) Reclassification to present the balance for the year 2019.

Assets

Cash and cash equivalents

As of December 31, 2021, the balance of cash and cash equivalents totaled R$ 65,409 million, compared to R$ 70,086 million as of December 31, 2020. The decrease of R$ 4,677 million or 6.7% is mainly due to the payment of dividends to shareholders (R$ 73,112 million) and share buybacks (R$ 29,121 million), which were partially due to the increase in operating cash generation as a result of higher realized prices and higher sales volumes of ferrous minerals (R$ 64,331 million and R$ 9,577 million, respectively).

As of December 31, 2020, the balance of cash and cash equivalents totaled R$ 70,086 million, compared to R$ 29,627 million as of December 31, 2019. The increase of R$ 40,459 million or 136.6% is mainly due to the increase in operating cash generation in 2020, arising from higher average realized prices of iron ore and the effect of the appreciation of the dollar against the real (R$ 7,605 million).

Accounts receivable

As of December 31, 2021, the balance of accounts receivable totaled R$ 21,840 million compared to R$ 25,944 million as of December 31, 2020. The decrease of R$ 4,104 million or 15.8% is due to higher provisional revenues caused by the increase in iron ore prices, mainly in December, when provisional sales totaled an approximate amount of R$ 12,123 million, partially offset by higher volume sold in 2021.

As of December 31, 2020, the balance of accounts receivable totaled R$ 25,944 million compared to R$ 10,195 million as of December 31, 2019. The increase of R$ 15,749 million or 154.5% is mainly due to the following factors: higher provisional revenues caused by higher iron ore prices during the year, mainly in December, when provisional sales totaled an approximate amount of R$ 12,123 million and the exchange variation of customer balances in foreign currency with an effect of R$ 1,745 million.

Inventories

As of December 31, 2021, the balance of inventories totaled R$ 24,429 million compared to R$ 21,103 million as of December 31, 2020. The increase of R$ 3,326 million, or 15.8%, is mainly due to (i) higher production costs, the increase in the prices of inputs and contracts and expenses linked to commodities and bunker, and (ii) the positive effect of the conversion to reais of inventories in subsidiaries abroad.

As of December 31, 2020, the balance of inventories totaled R$ 21,103 million compared to R$ 17,228 million as of December 31, 2019. The increase of R$ 3,875 million, or 22.5%, is mainly due to (i) the positive effect of the conversion into reais of inventories in subsidiaries abroad; and (ii) the greater volume of iron ore, which is a reflection of lower sales of products along the supply chain resulting from the international inventory replenishment strategy.

Taxes to recover

Current

As of December 31, 2021, the balance of taxes recoverable totaled R$ 4,809 million compared to R$ 2,646 million as of December 31, 2020. The increment of R$ 2,163 million, or 81.7%, is mainly due to the gain recognized in relation to the thesis of exclusion of ICMS (State Goods and Services Tax) from the tax basis of the contribution to PIS and COFINS, discussed by the Company in two lawsuits. With the definition of the favorable ruling given by the Federal Supreme Court for all taxpayers in the leading case, the Company recognized an asset of R$ 954 million in this fiscal year.

As of December 31, 2020, the balance of taxes recoverable totaled R$ 2,646 million compared to R$ 3,719 million as of December 31, 2019. The reduction of R$ 1,073 million is mainly due to the receipt of R$ 889 million (CAD 221 million), which corresponded to the amount due for the refund of income tax, including estimated interest, as a result of the settlement of a tax dispute related to the tax treatment adopted by the Company's wholly-owned subsidiary in Canada in merger and acquisition transactions that took place in 2006.

Noncurrent

As of December 31, 2021, the balance of taxes recoverable totaled R$ 5,220 million compared to R$ 5,670 million on December 31, 2020. The decrease of R$ 450 million or 7.9% is mainly due to the transfer of ICMS credits from coal assets that were reclassified to discontinued operations.

As of December 31, 2020, the balance of taxes recoverable totaled R$ 5,670 million compared to R$ 4,853 million as of December 31, 2019. The increase of R$ 817 million or 16.8% is mainly due to the recognition of R$ 313 million of the credit related to the ICMS exclusion process in the PIS/COFINS tax basis, in relation to which the company obtained a final decision in court.

Judicial Deposits

As of December 31, 2021, the balance of deposits in court totaled R$ 6,808 million compared to R$ 6,591 million on December 31, 2020. The increase of R$ 217 million or 3.3% is basically due to the adjustment for inflation.

As of December 31, 2020, the balance of judicial deposits totaled R$ 6,591 million compared to R$ 12,629 million on December 31, 2019. The reduction of R$ 6,038 million or 47.89% is due to the use of judicial deposits related to the Brumadinho event, in the amount of R$ 5,400 million to write off the respective liabilities as a result of the Global Agreement[6], signed in February 2021.

Deferred taxes on profit

As of December 31, 2021, the balance of deferred taxes on profit totaled R$ 63,847 million compared to R$ 53,711 million on December 31, 2020. The increase of R$ 10,136 million or 18.9% is mainly due to the recognition of deferred income tax arising from tax losses of its subsidiaries abroad.

As of December 31, 2020, the balance of deferred taxes on profit totaled R$ 53,711 million compared to R$ 37,151 million as of December 31, 2019. The increase of R$ 16,560 million or 44.6% is mainly due to the recognition of deferred income tax arising from a temporary difference in the provisions related to the Brumadinho event and fair value of financial instruments.

Intangible Asset

As of December 31, 2021, the balance of intangibles totaled R$ 50,287 million compared to R$ 48,309 million on December 31, 2020. The increase of R$ 1,490 million is due to the review of the estimate of the concession contracts of the Estrada de Ferro Carajás (“EFC”) and the Vitória-Minas Railway (“EFVM”), the readjustment in the value of the grants and the update of the discount rate on investment obligations.

As of December 31, 2020, the balance of intangibles totaled R$ 48,309 million compared to R$ 34,257 million as of December 31, 2019. The increase of R$ 14,052 million, or 41%, is mainly due to the extension of the concessions to operate the EFC and EFVM for thirty years, with the expiration date shifting from 2027 to 2057. After the signature, the Company recognized the intangible asset related to the right to use the EFC and EFVM.

Property, plant and equipment

As of December 31, 2021, the balance of property, plant and equipment totaled R$ 233,995 million compared to R$ 213,836 million on December 31, 2020. The increase of R$ 20,159 million, or 9.4%, is due to (i) greater investments in the expansion and maintenance of the Company's activities (R$ 29,782 million), (ii) appreciation due to the exchange rate impact of the assets of the Company's investees abroad denominated in dollars converted into reais (R$ 7,225 million), (iii) partially offset by asset depreciation (R$ 14,212 million).

6 Judicial Settlement for Full Reparation entered with the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais and and the Federal and Minas Gerais State Public Prosecution Office, for the reparation of socio-economic and socio-environmental damage resulting from the collapse of Dam I in Brumadinho.

As of December 31, 2020, the balance of property, plant and equipment totaled R$ 213,836 million compared to R$ 187,733 million on December 31, 2019. The increase of R$ 26,103 million or 13.9% is due to the exchange rate impact, mainly of the assets of the Company's investees abroad expressed in dollars converted into reais.

Liabilities

Loans, financing and leases

Current and noncurrent

As of December 31, 2021, the balance of loans, financing and leases totaled R$ 76,909 million compared to R$ 78,088 million as of December 31, 2020. The decrease of R$ 1,179 million or 1.5% is mainly due to the early redemption of 3.75% bonds p.a. maturing in January 2023 (R$ 4,946 million), partially offset by the effect of the exchange rate variation.

As of December 31, 2020, the balance of loans, financing and leases totaled R$ 78,088 million compared to R$ 59,843 million as of December 31, 2019. The increase of R$ 18,245 million or 30.5% is mainly due to the effect of the change in the exchange rate.

Deferred taxes on profit

As of December 31, 2021, the balance of deferred income taxes totaled R$ 10,494 million compared to R$ 9,198 million as of December 31, 2020. The increase of R$ 1,296 million or 14.1% is mainly due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 5.20 to US$ 1.00, on December 31, 2020, to R$ 5.58 to US$ 1.00, on December 31, 2021.

As of December 31, 2020, the balance of deferred taxes on profit totaled R$ 9,198 million compared to R$ 7,585 million as of December 31, 2019. The increase of R$ 1,613 million or 21.3% is mainly due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 4.03 to US$ 1.00, on December 31, 2019, to R$ 5.20 to US$ 1.00, on December 31, 2020.

Liabilities related to interest in affiliates and joint ventures

As of December 31, 2021, the balance of the provision related to interest in affiliates and joint ventures totaled R$ 17,371 million compared to R$ 10,782 million on December 31, 2020. The increase of R$ 6,589 million mainly refers to the recognition of the additional provision for Renova Foundation as a result of new court decisions granted on individual indemnities for residents of cities impacted by the breach of the Fundão tailings dam. These decisions changed and expanded mainly the number of types of damage, categories, indemnifiable amounts to the impacted municipalities, which, together with the periodic review of expenses carried out by Renova, resulted in a supplementary provision of R$ 9,253 million, which corresponds to the proportional liability of the Company to the Renova Foundation. This increase was partially offset by disbursements made (R$ 2,169 million) and present value adjustment (R$ 502 million).

As of December 31, 2020, the balance of the provision related to interest in associates and joint ventures totaled R$ 10,782 million compared to R$ 6,853 million as of December 31, 2019. The increase of R$ 3,929 million refers mainly to the recognition of the additional provision of R$ 5,530 million for Renova Foundation.

For further information on the liabilities related to the Renova Foundation, see item 10.3 of this document.

Provisions

Current and noncurrent

As of December 31, 2021, the balance of provisions totaled R$ 24,912 million compared to R$ 30,040 million as of December 31, 2020. The decrease of R$ 5,128 million or 17.1% is due to the following factors: (i) payment of a provision in the amount of R$ 3,134 million referring to the sale of VNC; (ii) reduction in pension fund obligations (R$ 3,227 million).

As of December 31, 2020, the balance of provisions totaled R$ 30,040 million, compared to R$ 21,661 million as of December 31, 2019. The increase of R$ 8,379 million or 38.7% is due to the following factors: (i) recognition of the provision in the amount of R$ 2,598 million related to the sale of VNC; (ii) reduction in pension fund obligations (R$ 3,471 million).

Liabilities related to Brumadinho

Current and noncurrent

As of December 31, 2021, the balance of liabilities related to Brumadinho totaled R$ 19,737 million compared to R$ 23,774 million as of December 31, 2020. The decrease of R$ 4,037 million is mainly related to (i) disbursements made in order to fulfill obligations under the Global Agreement, individual indemnities and other commitments, in the amount of R$ 6,882 million, (ii) partially offset by the increase in the provision resulting mainly from the IPCA adjustment on the obligations under the Global Agreement, which resulted in an impact of R$ 1,798 million, and mainly by the complement of environmental obligations, which generated an impact of R$ 1,140 million.

As of December 31, 2020, the balance of liabilities related to Brumadinho totaled R$ 23,774 million compared to R$ 12,022 million as of December 31, 2019. The increase of R$ 11,752 million mainly refers to (i) the recognition of an additional provision of R$ 19,924 million to meet the obligations under the Global Agreement, (ii) the recognition of provisions in the amount of R$ 1,331 million related to of geotechnical safety of the remaining structures at the Córrego do Feijão mine, partially offset by the disbursements that took place in 2020 (R$ 9,551 million).

For further information on the liabilities related to Brumadinho, see item 10.3 of this document.

Decharacterization of dams and demobilization of assets

Current and noncurrent

As of December 31, 2021, the balance of de-characterization of dams and decommissioning of assets totaled R$ 45,221 million compared to R$ 35,397 million as of December 31, 2020. The increase of R$ 9,824 million mainly refers to the complement of the provision for de-characterization of dams in the amount of R$ 9,747 million, due to changes in engineering methods and solutions for geotechnical structures, with the aim of guaranteeing safety in the execution of the works. These changes resulted in the need to increase the volume of tailings to be removed from certain structures, changes in containment plans and reinforcement of structures and use of remotely controlled equipment, to the detriment of conventional equipment.

As of December 31, 2020, the balance of de-characterization of dams and decommissioning of assets totaled R$ 35,397 million compared to R$ 27,562 million as of December 31, 2019. The increase of R$ 7,835 million is mainly related to the recognition of R$ 3,175 million in provisions to comply with obligations regarding the de-characterization of upstream dams, of which (i) R$ 1,900 million due to the development of engineering projects and changes in planned containment; and (ii) R$ 1,275 million related to other structures identified by the Company, which meet the criteria to be equally de-characterized.

For further information on the liabilities related to the de-characterization of dams, see item 10.3 of this document.

Analysis of changes in cash flows for the years ended December 31, 2021, 2020 and 2019

The following table presents the amounts related to the consolidated cash flow statements for the fiscal years ended December 31, 2021, 2020, and 2019:

	Fiscal year ended December 31,
(in millions of Reais)	2021	Change (%)	2020	Change (%)	2019
Profit (loss) before taxes on profit from operations	159,147	314	38,405	(6,779)	(575)
Adjustments to reconcile net income for the year	18,753	(76)	77,357	12	69,034
Changes in assets and liabilities	915	(106)	(16,591)	2,253	(705)
Cash generated by the operations:	178,815	80	99,171	46	67,754
Funds from continuing operating activities	(40,317)	118	(18,501)	3	(17,924)
Funds from discontinued operating activities	(1,732)	(68)	(5,462)	114	(2,548)
Net cash from operating activities	136,766	82	75,208	59	47,282
Net cash used in investing activities for continuing operations	(22,812)	(3)	(23,565)	(10)	(26,066)
Net cash used in investing activities for discontinued operations	(12,476)	1,765	(669)	41	(474)
Net cash used in financing activities for continuing operations	(109,154)	508	(17,963)	21	(14,829)
Net cash used in financing activities for discontinued operations	(72)	(8)	(78)	42	(55)
Increase (decrease) in cash and cash equivalents	(7,748)	(124)	32,933	462	5,858
Beginning of the year cash and cash equivalents	70,086	137	29,627	32	22,413
Effect of exchange rate changes on cash and cash equivalents	3,071	(60)	7,605	461	1,356
Cash and cash equivalents of companies sold and merged, net	-	(100)	(79)	100	-
End of the year cash and cash equivalents	65,409	(7)	70,086	137	29,627

Net cash from operating activities for operations

Cash flow from operating activities increased by 82%, from R$ 75,208 million in 2020 to R$ 136,766 million in 2021, due to the higher cash generated by operations in the amount of R$ 79,644, impacted by the adjusted EBITDA for continuing operations of the Company, which increased by R$ 75,820 million compared to the same period in 2020, mainly due to the strong performance of the ferrous minerals segment, as a result of the increase in realized prices and sales volume (R$ 64,331 million and R$ 9,577 million, respectively).

Cash flow from operating activities increased by 59%, from R$ 47,282 million in 2019 to R$ 75,208 million in 2020, due to the higher cash generated by operations of R$ 31,227 million, strongly impacted by the increase in accounts receivable in the amount of R$ 14,095 million, and due to the higher realized prices for iron ore.

Net cash used in investing activities for continuing operations

The cash flow used in the Company's investment activities amounted to R$ 22.812 million in 2021, compared to R$ 23.565 million for the same period in 2020. In 2021, investments in property, plant and equipment and intangible assets totaled R$ 27,301 million, R$ 5,581 million higher than in 2020, in addition to the disbursement made by the Company in the amount of R$ 3,134 million to complete the sale of its interest in Vale Nouvelle-Calédonie SAS, partially offset by the sale of the investment in Mosaic’s shares for the amount of R$ 6,919 million.

The cash flow used in the Company's investment activities amounted to R$ 23.565 million in 2020, compared to R$ 26.066 million for the same period in 2019. In 2020, investments in property, plant and equipment and intangible assets totaled R$ 21,720 million, R$ 7,898 million higher than in 2019, mainly due to (i) greater replacement and acquisition of equipment, and (ii) investments in the tailings filtration plants. In 2020, the Company made financial investments and investments in investment funds, net of redemptions in the amount of R$ 1,247 million compared to R$ 3,408 million invested in 2019.

Net cash used in financing activities for continuing operations

Cash flow from financing activities for the year ended December 31, 2021 totaled R$ 109,154 million, compared to R$ 17,963 million in 2020. The increased use of cash in financing activities is mainly due to (i) higher dividends and interest on shareholders’ equity paid to shareholders (R$ 73,112 million), and (ii) the share buyback program (R$ 29,121 million).

Cash flow from financing activities for continuing operations for the year ended December 31, 2020 totaled R$ 17,963 million, compared to R$ 14,829 million in 2019, an increase mainly due to (i) payment of dividends and interest on shareholders’ equity to the shareholders (R$ 18,637 million), partially offset by (ii) lower borrowing and payments of net loans and financing (R$ 816 million).

10.2 – The directors must comment on:

a. . results of the issuer's operations, especially:

i.	description of any key components of revenue

Vale’s revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. Further details on production can be obtained through a specific report on the subject, which is available on the Company's website (www.vale.com).

The following table summarizes, for the periods indicated, the distribution of Vale's net revenue per segment and product.

Net sales revenue per product	Fiscal Year Ended						(2021 x 2020)	(2020 x 2019)
	on December 31,
(in millions of Reais)	2021	%	2020	%	2019	%	%	%
Ferrous minerals	249,143	84.9	167,365	81.2	118,767	82.1	48.9	40.9
Iron ore	208,242	70.9	142,478	69.1	92,504	64.0	46.2	54.0
Pellets	37,951	12.9	22,043	10.7	23,446	16.2	72.2	(6.0)
Manganese and ferroalloys	937	0.3	1,177	0.6	1,112	0.8	(20.4)	5.8
Others	2,013	0.7	1,667	0.8	1,705	1.2	20.8	(2.2)
Base metals	43,125	14.7	35,468	17.2	23,148	16.8	21.6	53.2

Nickel and other products	29,148	9.9	24,112	11.7	15,642	10.8	20.9	54.1
Copper	13,977	4.8	11,356	5.5	7,506	5.2	23.1	51.3
Others	1,256	0.4	3,265	1.6	2,720	1.9	(61.5)	20.0
Net revenue	293,524	100.0	206,098	100.0	144,635	100.0	42.4	42.5
Discontinued operations (Coal)	5,877	2.0	2,431	1.2	4,005	2.8	141.8	(39.3)

The following table summarizes, for the periods indicated, the distribution of Vale’s net sales revenue based on the geographical location of its customers.

	Fiscal Year Ended on December 31,
(in millions of Reais)	2021	%	2020	%	2019	%
North America	10,325	3.5	6,574	3.2	8,097	5.6
USA	8,323	2.8	5,336	2.6	5,271	3.6
Canada	2,002	0.7	1,238	0.6	2,826	2.0
South America	32,590	11.1	17,515	8.5	15,399	10.6
Brazil	27,678	9.4	14,898	7.2	12,877	8.9
Others	4,912	1.7	2,617	1.3	2,522	1.7
Asia	202,706	69.1	148,116	71.9	93,500	64.6
China	154,067	52.5	121,125	58.8	72,405	50.1
Japan	24,399	8.3	11,363	5.5	9,811	6.8
South Korea	9,430	3.2	6,222	3.0	4,349	3.0
Taiwan	5,356	1.8	3,034	1.5	3,763	2.6
Others	9,454	3.2	6,372	3.1	3,172	2.2
Europe	36,303	12.4	26,411	12.8	19,385	13.4
Germany	11,003	3.7	7,848	3.8	6,653	4.6
France	3,138	1.1	1,343	0.7	2,038	1.4
England	636	0.2	3,380	1.6	660	0.5
Italy	3,494	1.2	1,401	0.7	1,408	1.0
Others	18,032	6.1	12,439	6.0	8,626	6.0
Other countries	11,600	4.0	7,482	3.6	8,254	5.7
Net revenue	293,524	100.0	206,098	100.0	144,635	100.0

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics.

Price differences arise from a number of factors, such as the iron content of the product, its contaminants, such as silica, alumina and phosphorus, the granulometry of the product, the beneficiation processes required to produce the desired end product, the moisture degree, the shipping mode and the pricing time system. In addition, usually, for the iron ore pellets, contractual premiums on the price index are traded on a quarterly basis.

Demand for iron ore and iron ore pellets is driven by global demand for crude steel. Demand for crude steel, in turn, is strongly influenced by the real estate sector, civil construction and global industrial production. Demand from China has been the principal driver of world demand and prices.

In 2021, the average Platts IODEX 62% iron ore benchmark price index was US$ 159.5/t, 46.5% higher than in 2020. The average of the MB65% index was US$ 122.3/dmt in 2021, in line with 2020, following the trend of the reference price.

The year 2021 was marked by important developments seeking to resume operations in order to allow the return of Vale's production volumes to levels prior to 2019. The Company resumed the production capacity of different assets during the fiscal year, with emphasis on the return of the Serra Leste operations in Carajás, the Timbopeba plant resuming iron ore processing lines and Fábrica restarting wet-processed production.

Vale's iron ore prices vary according to iron concentrations, and other chemical elements contained in the product selected by customers and are based on spot indexes for determining the prices exercised by customers. Final prices may be based on current spot indexes and average prices for specific periods.

In cases where the products are priced before the final price is determinable at the time of delivery, the sale is recognized based on a provisional price with a subsequent adjustment to reflect the final price.

The average realized price for iron ore fines, covering CFR/FOB sales, was US$ 140.5/t in 2021, being 30.8% above the value of US$ 107.4/t in 2020. The average price of pellets increased from US$ 135.9/t in 2020 to US$ 218.3/t in 2021.

Nickel

Nickel is a metal traded on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE) and is mainly used in the production of stainless steel. Most nickel products are priced at a discount or premium to the LME price, depending on the technical and physical characteristics of the product.

Demand in the nickel market is heavily affected by the production of stainless steel, which accounted for 69% of consumption in 2021 (70% and 68% in 2020 and 2019, respectively). In 2021, the demand in the stainless steel nickel market increased by 11% and 15% compared to the demand in 2020 and 2019, respectively.

The average realized price of nickel in the fiscal year ended on December 31, 2021 was 17.7% and 28.0% higher than the average prices practiced in 2020 and 2019, respectively.

Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with their sales for uses outside the stainless steel market (alloy steel, high nickel content alloys, galvanizing and batteries), provide stable demand for a significant portion of its annual production.

Copper

Copper prices are determined based on: (a) copper metal prices in final markets, such as the LME, SHFE and COMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sales of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are set based on the LME at a future time, typically one to three months after product shipping.

Global demand for refined copper ended the year 4% and 3% higher compared to 2020 and 2019, respectively. China accounted for approximately 52% of world consumption in 2021, with the predominant use of copper in the country in the construction and electrical sectors. Chinese demand returned rapidly after the pandemic of COVID-19 was curbed in the country and then expanded. Construction and manufacturing activities recovered completely in March and have remained in expansion ever since. This led the imports of refined goods to reach record levels, even as domestic production of refined goods continued to expand.

The average realized price of copper in the fiscal year ended on December 31, 2021 was 59.2% and 71.5% higher than the average prices practiced in 2020 and 2019, respectively.

Coal – Discontinued Operation

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to the consumption of electricity, which will continue to be driven by global economic growth, particularly in emerging economies, but, at the same time, impacted by greater emissions restrictions. Currently, metallurgical coal prices are established according to the spot reference indexes or established based on the quarterly average of the index and/or quarterly benchmark system for certain contents. The prices of thermal coal are set in spot negotiations and/or through reference indexes and annual contracts.

(1)	Factors that materially affected the operating results

As of December 31, 2021, operating income totaled R$ 148,282 million, compared to R$ 67,767 million as of December 31, 2020, representing an increase of R$ 80,515 million. The main factor that materially affected this result was the increase in the performance of the ferrous minerals segment due to the increase in realized prices and sales volumes (R$ 73,908 million), which was partially offset by the increase in provisions for decharacterization of dams (R$ 9,747 million) and Renova Foundation (R$ 9,253 million). Additionally, the 2020 result was impacted by the recognition of provisions related to the obligations under the Global Agreement, individual indemnification and other commitments (R$ 19,737 million).

As of December 31, 2020, the operating profit totaled R$ 67,767 million, compared to R$ 15,385 million as of December 31, 2019. The increase of R$ 52,382 million is mainly due to (i) higher average realized prices for iron ore and pellets (R$ 24,948 million), (ii) positive net foreign exchange effect on revenues, costs and expenses (R$ 32,335 million), partially offset by (iii) effects resulting from the Brumadinho event (R$ 27,016 million) and (iv) recognition of losses related to impairment and write-off of noncurrent assets (R$ 6,845 million).

The Company had an operating margin of 50.5% and 32.9% in the fiscal years ended on December 31, 2021 and 2020, respectively.

b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

	2021	Change (%)	2020	Change (%)	2019
Average Exchange Rate (Real/Dollar)	5.40	4.6%	5.16	30.7%	3.95
Closing Exchange Rate (Real/Dollar)	5.58	7.4%	5.20	28.9%	4.03

Most of Company’s revenues are denominated in US Dollars. During the 2021 fiscal year, the U.S. Dollar appreciated 4.61% against the brazilian currency (2020 – 30.70%, 2019 – 7.94%), contributing with higher revenues of R$ 6,731 million in 2021 (2020 – R$ 45,579 million, 2019 – R$ 9,704 million).

Variations in Price and Volumes

The following table summarizes the average prices of the main products for each of the periods indicated.

	Fiscal Year Ended on December 31,
(R$ per metric ton, unless otherwise indicated)	2021	2020	2019
Iron ore	756	561	345
Pellets	1,175	706	543
Manganese	742	610	546
Ferroalloys	8,765	5,064	4,181
Nickel	97,296	79,354	56,696

Copper as a nickel by-product	50,815	30,236	21,321
Copper	50,453	30,682	21,408

The following table summarizes the volumes sold of main products for each of the periods indicated.

	Fiscal Year Ended on December 31,
(in thousand metric tons)	2021	2020	2019
Iron ore	275,456	254,012	267,992
Pellets	32,306	31,211	43,199
Manganese	573	1,378	1,063
Ferroalloys	58	67	127
Nickel	182	183	183
Copper as a nickel by-product	68	99	122
Copper	216	247	244

The Company's revenues are mainly affected by the exchange rate fluctuation, changes in prices and changes in the volumes of products it commercializes. Several factors influenced the prices and the demand for the different products of the Company, such as: (a) iron and impurities content and size of the particles (for iron ore and pellets); (b) tendencies of the carbon steel market and price of the main inputs (for manganese and ferroalloys); (c) demand for steel, especially in Asia, and supply of coal, especially in the Chinese production; (d) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) and (e) price of copper metal in end markets (for copper).

Ferrous Minerals – Revenues from the ferrous minerals segment totaled R$ 249,143 million compared to R$ 167,365 million in 2020, driven by higher average realized prices for iron ore, reflecting the increase in the Platts IODEX 62% iron ore price benchmark index, which was 46.5% higher compared to 2020, with an impact on ferrous of (R$ 64,331 million), higher volumes of ferrous minerals sold (R$ 12,415 million) and the positive impact of the exchange rate (R$ 5,032 millions).

Sales volume of iron ore fines increased by 8.4% in 2021 compared to 2020 due to increased production. 2021 was marked by important developments seeking to resume operations. We resumed the full capacity of different assets, such as Serra Leste, Timbopeba and Fábrica.

Sales volume of iron ore pellets increased by 3.5% compared to 2020, due to the resumption of production at the Vargem Grande plant in early 2021, despite the restricted availability of pellet feed, mainly from the Itabira complex.

In 2020, revenues from ferrous minerals segment totaled R$ 167,365 million, compared to R$ 118,767 million in 2019, due to the higher average realized prices for iron ore, reflecting the increase in the Platts IODEX 62% iron ore price benchmark index, which was 16.6% higher than 2019 (R$ 25,732 million), a positive impact of exchange rate (R$ 37,906 million), partially offset by the lower volumes of ferrous minerals sold (R$ 14,256 million).

Base Metals – In 2021, the base metals segment totaled R$ 43,125 million, an increase of R$ 7,657 million compared to 2020, driven by higher nickel and copper sales prices (R$ 4,284 million) and the positive impact of foreign exchange ( R$ 1,544 million).

Revenues from the base metals segment totaled R$ 35,468 million in 2020, an increase of R$ 12,882 million compared to 2019, driven by higher sale prices for nickel (R$ 1,336 million), due to the positive effect of the nickel revenue hedging program, copper as a by-product of nickel and PGMs (R$ 2,903 million) and the positive impact of the exchange rate (R$ 7,673 million). Nickel sales volume increased 5 million metric tons in 2020, when compared to 2019 (R$ 387 million).

Variations in the inflation rates

The Company's revenues are not significantly affected by inflation rates, and the main variations in operating revenue is attributable to price and volume changes.

c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the Vale's financial result, when relevant

For information on the effects of inflation, changes in prices of the main products and the exchange rate, see item 10.2(b) of this document.

Interest Rate

Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR rate (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the IPCA (Broad Consumer Price Index), at the reference interest rate in the Brazilian interbank market and at the TJLP (Long-Term Interest Rate).

In March 2021, the UK Financial Conduct Authority (“FCA”), the UK financial regulatory agency, announced the discontinuation of the LIBOR rate for all time periods in pounds, euros, Swiss francs, yen and for the 1-week and 2-month USD maturities at the end of December 2021 and the other maturities at the end of June 2023. The Federal Reserve (“Fed”), through its Alternative Reference Rates Committee (“ARRC”), also announced that, as of January 2022, banks subject to its regulation must not increase their exposure in USD LIBOR.

The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts, and is monitoring and advising several areas within Vale on the necessary initiatives.

The Company uses swap transactions to convert a large part of this debt to fixed rates in U.S. dollars. On December 31, 2021, before swap transactions, 7% of the debt was denominated in reais and the remaining 93% was in other currencies. On December 31, 2020, before swap transactions, 11% of the debt was in reais and the remaining 89% was in other currencies. On December 31, 2019, before swap transactions, 19% of the debt was in reais and the remaining 81% was in other currencies.

As of December 31, 2021, around 35.8% of debt was tied to the floating interest rate, compared to 34.0% and 43.1% as of December 31, 2020 and 2019, respectively.

Price of main inputs

Fuel oil and gas costs are an important component of Vale's production cost and accounted for 4.7% of its total cost of goods sold in the fiscal year ended December 31, 2021 (4.8% in 2020 and 6.4% in 2019). Expenses with electricity account for 2.9% of total cost of products sold in the fiscal year ended on December 31, 2021; 3.8% in 2020, and 4.3% in 2019.

Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and their implementation, in order to provide stock market participants with good conditions for forming expectations about their medium and long-term performance.

10.3 – The directors must comment on the relevant effects that the events below have caused or are expected to cause on the issuer's financial statements and results:

a. Introduction or disposal of operating segment

The Company has operations for the extraction and processing of metallurgical and thermal coal at Vale Moçambique S.A. (“Vale Moçambique”), which is a company controlled by Vale and had a minority interest in Mitsui & Co. Ltd. (“Mitsui”). Coal products are carried from the Moatize mine to the maritime terminal via the Nacala Logistics Corridor (“CLN”), which was a joint venture between Vale and Mitsui, whose main asset is the concessions of railways and ports located in Mozambique and Malawi.

As part of the strategic agenda for sustainable mining, the Company announced in 2021 its intention to divest coal assets. To achieve this purpose, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed the Company to reach, in December 2021, an agreement with Vulcan Minerals (“Vulcan”) for the sale of all coal assets.

Acquisition of minority interest in Vale Moçambique

On June 22, 2021, the Company acquired the 15% minority interest held by Mitsui in Vale Moçambique for an inmaterial consideration, which resulted in a loss of R$ 1,666 million (US$ 331 million) due to Vale Moçambique's negative net worth at the conclusion of the transaction. This transaction with non-controlling shareholders was recognized in shareholders' equity as “Acquisition and write-offs of non-controlling shareholders”. With the acquisition of the interest previously held by Mitsui, the Company now holds 95% of Vale Moçambique's capital stock, while the remaining stake is held by the Government of Mozambique.

Acquisition of CLN Control

Also on June 22, 2021, the Company completed the acquisition of control of CLN through the disbursement of R$ 12,665 million (US$ 2,517 million) to settle CLN's debt to third parties (“Project Finance”), meeting all the conditions to complete the acquisition of the remaining 50% interest in CLN. As a result, the Company now holds the entirety of CLN's capital stock and consolidates the assets and liabilities of the logistics corridor in its balance sheet.

Upon completion of the transaction, the Company updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of R$ 3,880 million in the fair value of the loan receivable due to the drop in long-term prices of the thermal and metallurgical coal, as well as the reduction in the production curve projected in the flows, reflecting the operational challenges to reach the ramp-up of the coal business, after the renovation of the processing plants. Cash flows were discounted at the rate of 11.6% and the loss recognized is presented as “Impairment and write-offs of noncurrent assets” in income from discontinued operations for the year ended December 31, 2021.

The fair value of the identifiable assets acquired and liabilities assumed, as a result of the acquisition of CLN, is shown below:

(in millions of Reais)	June 22, 2021
Acquired assets
Cash and cash equivalents	865
Inventories, taxes to be recovered and other assets	2,128
Intangible assets	11,166
Fixed assets	6,858
Assumed liabilities	(795)
Identifiable net assets acquired	20,223
Fair value adjustments (i)	(8,001)
Total net assets identifiable at fair value	12,222

Pre-existing relationship (loans receivable from CLN)	4,322
Loss on pre-existing relationship	(3,880)
12,665

Cash Consideration	12,665
(-) Balances purchased
Cash and cash equivalents	865
Net cash outflow	11,800

(i) R$ 2,218 million of this amount was allocated to property, plant and equipment and R$ 3,978 million was allocated to intangible assets and the remainder was allocated to other assets.

Fair value adjustments

After the decision to divest the coal segment, the Company started interactions with potential parties interested in acquiring these assets, and the negotiations that were in progress at the time resulted in the decision to create a provision for the carrying amount of these assets in full, mainly due to the difficulties in proving the productivity levels expected for the metallurgical coal and thermal coal, due to the delays that occurred to implement the mining plan and the strategy for the plant to reach the ramp-up of the asset, as a result of restrictions on travel and transportation of equipment arising from the COVID-19 pandemic. The impact recorded was R$ 13,298 million in the income statement of discontinued operations for the year ended December 31, 2021.

Binding agreement with Vulcan Minerals (“Vulcan”)

On December 21, 2021, the Company entered into a binding agreement with Vulcan, a private company that is part of the economic group of mining company Jindal Group. The agreement sets forth that Vale will receive R$ 1,507 million (US$ 270 million) for the sale of the net coal assets and it is not expected to have a material impact on the results at the time of the transaction, as the value of the net coal assets approximates the consideration to be received by the Company. The agreement also establishes a variable royalty consideration with a term of 10 years, subject to certain conditions of production volume and coal price. Due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

Additionally, at the closing of the transaction, expected for the second half of 2022, the Company will recognize in the income for the year a gain of approximately R$ 12,000 million related to the reclassification of the accumulated conversion adjustments, already deducting the write-off of the minority interest.

The conclusion of the transaction is subject to compliance with customary conditions precedent, including the approval by the Ministry of Mineral Resources and Energy of Mozambique, pursuant to Mining Law No. 20/2014, and the approval of the Government of Mozambique, pursuant to the Concession Agreements for the change in control and antitrust.

Income (loss) from discontinued operations

	Fiscal Year Ended						(2021 x 2020)	(2020 x 2019)
Income (loss) from discontinued operations	on December 31,
(in millions of Reais)	2021	%	2020	%	2019	%	%	%
Net sales revenue	5,877	100.0	2,431	100.0	4,005	100.0	141.8	(39.3)
Cost of goods sold and services rendered	(7,504)	(127.7)	(7,619)	(313.4)	(7,399)	(184.7)	(1.5)	3.0
Operating expenses	(180)	(3.1)	(224)	(9.2)	(118)	(2.9)	(19.6)	89.8
Impairment and write-offs of noncurrent assets	(17,178)	(292.3)	(4,851)	(199.5)	(6,949)	(173.5)	254.1	(30.2)
Operating loss	(18,985)	(323.0)	(10,263)	(422.2)	(10,461)	(261.2)	85.0	(1.9)
Net financial result	2,309	39.3	12	0.5	(71)	(1.8)	19,141.7	(116.9)
Results from investments in affiliates and joint ventures	(144)	(2.5)	(226)	(9.3)	(99)	(2.5)	(36.3)	128.3
Loss before taxes on profit	(16,820)	(286.2)	(10,477)	(431.0)	(10,631)	(265.4)	60.5	(1.4)
Taxation on profit	4,336	73.8	1,602	65.9	-	-	170.7	#DIV/0!
Loss from discontinued operations	(12,484)	(212.4)	(8,875)	(365.1)	(10,631)	(265.4)	40.7	(16.5)
Loss attributable to non-controlling shareholders	(476)	(8.1)	(1,799)	(74.0)	(2,474)	(61.8)	(73.5)	(27.3)
Loss attributable to Vale's shareholders	(12,008)	(204.3)	(7,076)	(291.1)	(8,157)	(203.7)	69.7	(13.3)

Reclassification of accumulated conversion adjustments

In parallel, as the coal segment is classified as a discontinued operation, the Company concluded that its Australian subsidiaries (also in the coal segment), which were no longer operational, have been considered “abandoned” for the purposes of applying IAS 21/CPC 02 – Effects of changes in exchange rates and conversion of financial statements – and, consequently, the Company recognized a gain arising from accumulated conversion adjustments in the amount of R$ 2,134 million (US$ 424 million), which were reclassified to the income for the year, as “Other net financial items”.

There was no introduction or disposal of operating segments in the fiscal years ended in 2020 and 2019.

b. Incorporation, acquisition or divestiture of equity interest

Main acquisitions and incorporations

There were no significant acquisitions, incorporations or developments from events that occurred in previous fiscal years.

Main disposals of investments and asset sales

California Steel Industries, Inc. (“CSI”)

In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% stake in California Steel Industries, Inc. (“CSI”). In February 2022 (subsequent event), the Company completed the sale and transfer of its 50% stake in CSI for the total amount of R$ 2,440 million (US$ 437 million). Upon completion of the transaction, the Company will record a gain of approximately R$ 1,200 million in the income for the year 2022, of which R$ 309 million from the sale and R$ 891 million due to the reclassification of the accumulated adjustments from the conversion of shareholders' equity to the income for the year.

Vale Nouvelle-Calédonie S.A.S. (“VNC”)

In December 2020, the Company signed a binding agreement with an option to sell its interest in VNC for an immaterial amount to Prony Resources, a consortium. Based on the terms of the agreement, the Company assumed the obligation to pay the buyers the amount of R$2,573 million (US$ 500 million) at the closing of the transaction and this amount was fully provisioned on December 31, 2020.

In March 2021, the Company signed the share purchase agreement with Prony Resources, completing the transaction for the sale of its interest in VNC. Under the terms of the final agreement, the Company disbursed R$ 3,134 million (US$ 555 million) to close the transaction and, as a result, an additional loss in the amount of R$ 549 million (US$ 98 million) was recognized as “Impairment and write-off of noncurrent assets” in the income for the year ended December 31, 2021.

The contract also established that Vale is entitled to supply a certain amount of VNC's annual nickel production with a predetermined price cap, over a period of 13 years. The predetermined price in the contract is an embedded derivative; however, it was considered intrinsically related to the master contract (nickel supply agreement), since the price cap was higher than the market price on the contract signature date (“out of the money”). Therefore, this derivative has not been separated from the master contract, which will be counted for as an executory contract.

At the closing of the transaction, the Company also reclassified the gain of R$ 6,391 million arising from the accumulated conversion adjustments that were recorded in shareholders' equity to the income statement under “Other financial items, net”.

Vale Shipping Holding Pte. Ltd (“VSH”)

In October 2021, the Company approved the liquidation of the wholly-owned subsidiary VSH, which owned and operated the Company's vessels. In November 2021, VSH repaid the capital to Vale International SA (its parent company) and, consequently, the Company reclassified to the income statement the total of R$ 4,284 million arising from the accumulated conversion adjustments that were recorded in the Company's shareholders' equity.

Operations in Minas Gerais, manganese ferroalloys

In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and are related to the manganese ferroalloy business, for the amount of R$ 218 million. Due to this agreement, these assets and liabilities were classified as “held for sale” and measured at fair value less disposal costs, resulting in the recognition of a loss in the amount of R$ 165 million, recognized in the income statement for the year ended December 31, 2021 as “Impairment and write-offs of noncurrent assets”. The completion of the transaction took place in January 2022 (subsequent event) and there will be no material impact on the results of the 2022 fiscal year.

c. Unusual events or operations

Dam de-characterization

As a result of the Brumadinho dam failure, the Company made the decision to accelerate its plan to de-characterize all tailings dams built under the upstream method (the same method as Dam I), certain structures called “line center” and containment dikes located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams; however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods.

In September 2020, the federal government enacted Law No. 14,066, which amended the National Dam Safety Policy (Law No. 12,334/2020), reinforcing the ban on the construction and elevation of upstream dams in Brazil. The statute also requires companies to de-characterize structures built by the upstream method by 2022, or later, if it is proven that de-characterization is not technically feasible by 2022.

Cash flows from dam de-characterization projects are projected for an average period of 15 years. The main impacts are summarized below:

(i)	Impact on the income statements: The impact of the dam collapse on the income statement for the year ended December 31, 2021 was R$ 9,747 million, due to changes in engineering methods and solutions for geotechnical structures, in order to ensure safety in the execution of the works. These changes resulted in the need to increase the volume of tailings to be removed from certain structures, changes in containment plans and reinforcement of structures and use of remotely controlled equipment, to the detriment of conventional equipment.

These structures are in different stages of engineering design maturity, some of them are still in the conceptual engineering phase, for which the estimation of expenses includes in its methodology the high degree of uncertainty in the definition of the total cost of the project, according to market practices.

(ii)	Impact on Balance Sheet: The total amount of provisions recognized in the balance sheet as of December 31, 2021, with regard to the de-characterization of dams, is R$ 19,666 million.

Renova Foundation and Samarco

In November 2015, the Fundão tailings dam, owned by Samarco Mineração S.A. (“Samarco”), collapsed, releasing tailings downstream, flooding certain communities, and impacting communities and the environment along the Doce River. The failure resulted in 19 deaths and caused material and environmental damage to the affected areas. Samarco is a joint venture also controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”).

In June 2016, Samarco, Vale and BHPB created the Renova Fundation, a private non-profit foundation, to develop and implement (i) socioeconomic compensation and remediation programs, and (ii) environmental compensation and remediation programs in the region affected by the failure of the dam. The creation of Fundação Renova was envisaged in the Consent Decree and Transaction Agreement (“TTAC”), signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

On June, 2018, Samarco, Vale and BHPB signed a comprehensive agreement with federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorneys general, among others, enhancing the governance mechanism of the Renova Foundation, and establishing, among other things, a process for possible revisions of remediation programs provided in the TTAC (“TAC Gov”).

The main impacts are summarized below:

  Impact on the income statements: The Company's results were impacted by R$ 9,192 million due to: (i) new court decisions on individual indemnities for residents of cities impacted by the breach of the Fundão tailings dam, which were rendered at the end of the current fiscal year. These decisions mainly changed and expanded the concept of damage, categories, indemnifiable amounts and affected municipalities, resulting in a supplementary provision of R$ 9,253 million; (ii) funds made available for Samarco's working capital in the amount of R$ 113 million; (iii) an increase of R$ 7 million in the provision for de-characterization of the Germano dam, which corresponds to the Company's proportional liability to Samarco; and (iv) being partially offset by the receipt of insurance based on civil liability policies in the amount of R$ 181 million.

  Impact on Balance Sheet: The total amount of provisions recognized in the balance sheet as of December 31, 2021, with regard to Renova Foundation and Samarco, is R$ 17,371 million, of which R$ 16,245 million are related to reparation and compensation programs and R$ 1,126 million is related to de-characterization of the Germano tailings dam.

Samarco court-supervised reorganization

According to the TTAC, TAC Gov and Renova's articles of incorporation, the Renova Foundation must be funded by Samarco, but to the extent that Samarco is unable to fund it, Vale and BHPB must reasonably support the TTAC financing requirements.

In April 2021, Samarco announced its petition for a Court-Supervised Reorganization (“RJ”) filed with the Courts of Minas Gerais to renegotiate its debt, which is held by foreign holders of debt securities. The Court-Supervised Reorganization is a way for Samarco to restructure its debts and establish an independent and sustainable financial position, allowing Samarco to continue working on the safe resumption of its operations and to comply with its obligations related to the Renova Foundation.

The Court-Supervised Reorganization does not affect Samarco's obligation to redress and compensate for the impacts of the Fundão tailings dam collapse. However, as Samarco started the gradual resumption of its operations in December 2020, it is still not possible to reliably estimate when Samarco will generate sufficient cash to honor the commitment made in the TTAC agreement. Thus, the liability recorded by Vale as of December 31, 2021 does not consider Samarco's potential cash generation capacity to make future contributions to the Renova Foundation.

Additionally, ongoing discussions in the context of the court-supervised reorganization may result in loss of deductibility of part of the expenses incurred with the Renova Foundation and the deferred portion constituted on the total provision, depending on the method determined for restructuring Samarco's debts. The total amount exposed as of December 31, 2021 is R$ 8,476 million, of which R$ 2,376 million relates to expenses already incurred and considered as part of the Company's uncertain tax positions.

Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) collapsed at the Córrego do Feijão mine, in the municipality of Brumadinho, Minas Gerais. The breach released a stream of tailings, destroying some of Vale's facilities, affecting local communities and impacting the environment. The released tailings caused an impact of about 315 km in length, reaching the vicinity of the Paraopeba river. The dam breach in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 6 victims who are still missing, and caused extensive damage to property and the environment in the region.

As a result of the dam breach, the Company has been recognizing provisions to meet the commitments assumed, including individual indemnities to those affected by the event, expenses to remedy the impacted areas and compensation to society.

The main impacts are summarized below:

  Impact on the income statements: The impact of the dam failure on the income statement for the fiscal year ended December 31, 2021 was R$ 4,632 million, including (i) R$ 3,492 million as expenses with items such as communication services, accommodation and humanitarian aid, equipment, legal services, water, food aid, and taxes, among other items; and (ii) R$ 1,140 million as provisions related to geotechnical safety actions for the remaining structures at the Córrego do Feijão mine, including the removal and proper disposal of the residual tailings from Dam I. Additional provisions related to the Brumadinho dam failure may be recognized in the future.

  Impact on Balance Sheet: The total amount of the provisions recognized in the balance sheet as of December 31, 2021, with regard to the Brumadinho dam failure, including provisions for remediation and repairing obligations in accordance with the Global Agreement, individual indemnity and other commitments, is R$ 19,737 million.

Impacts of COVID-19

A significant part of the Company's revenue stems from sales made to customers in Asia and Europe, regions that have had their economic activities affected as a result of the COVID-19 pandemic. The Company also has an extensive logistics and supply chain, including several ports, distribution centers, and suppliers with operations in affected regions.

The Company continues to monitor the impacts of the pandemic, including the effects on economic activity and its financial statements. Despite several challenges posed by COVID-19, the effects of the pandemic have not significantly impacted the fair value of the Company's assets and liabilities to date. However, if the pandemic extends or increases in intensity in the regions where the Company operates, the Company's financial conditions or the results of operations could still be negatively impacted.

In 2021, the Company contributed R$ 238 million through humanitarian aid programs in the communities where it operates, with a special focus on the Brazilian communities that were most affected by the pandemic. These funds were used, for example, to purchase medical supplies and equipment. This amount was recognized in the income statement for the year ended December 31, 2021.

10.4 – The directors must comment on:

a. Significant changes in accounting practices

2021

Some accounting standards and interpretations have been issued recently; however, they are not yet effective for the year ended December 31, 2021 or had no impact on the financial statements. The Company has not adopted any of these standards in advance and does not expect these standards to have a material impact on the financial statements in subsequent periods.

The Company adopted the following changes in accounting policies in 2021:

i) IAS 21/CPC 02 – Effects of changes in exchange rates and conversion of financial statements

IAS 21 establishes that exchange differences originating from transactions and balances of operations abroad are recognized and accumulated in shareholders' equity until this transaction is fully or partially written off. The IFRS Interpretations Committee defined that “partial write-off” of the investment can be interpreted as (i) reduction in the percentage of equity interest; or (ii) reduction in the absolute value of the investment by reducing the capital of the investee, even without changing the percentage of equity interest. Therefore, according to this interpretation, there is an accounting policy choice regarding the definition of partial write-off and, consequently, for the reclassification of accumulated conversion adjustments in this context.

In 2021, the Company decided to improve its accounting policies by defining its interpretation on this topic, mainly due to the review of intragroup cash flows in view of the Dividend Policy in force and considering the appropriated retained earnings available for distribution to shareholders. Vale has concluded that capital reductions in investments abroad will be better reflected in its financial statements by applying the absolute value approach, as described in ii) above. Thus, the he Company started applying that policy prospectively and, therefore, the comparative information was not restated.

Capital reduction of Vale International S.A. (“VISA”)

In December 2021, the Company approved a capital reduction of R$ 17,109 million (US$ 3,000 million) of VISA, which is a wholly-owned subsidiary abroad. The amount was received in December 2021 and recorded as a reduction in the investment held by the Parent Company.

Therefore, following the Company's new accounting policy, this transaction was characterized as a partial write-off and, in accordance with the requirements under IAS 21, when a foreign operation is partially disposed of, the exchange rate differences that were recorded in shareholders' equity are recognized in the income for the year.

Thus, the Company reclassified the accumulated conversion adjustments in the same proportion as the reduction in the net investment held in VISA, generating a gain of R$ 13,634 million recorded in “Other net financial items” in the income for the year ended December 31, 2021. The remaining balance of cumulative conversion adjustments of VISA represents R$ 34,841 million as of December 31, 2021.

ii) IFRS 2/CPC 10 – Stock-based payment

IFRS 2/CPC 10 defines that the recordkeeping of share-based payments depends on the way the plans are settled, which can be “cash-settled” or “equity-settled”. When a plan is settled in cash, the obligation to pay the employee is recognized as a liability, which is updated at fair value at each date of preparation of the financial statements. When the plan is settled with equity instruments, the fair value of the plan is calculated only on the date the benefit is granted and the fair value of the plan is recognized in income for the year on a straight-line basis as a contra entry to equity.

Until December 2020, long-term incentive programs for the Company's executive officers were recorded as liabilities, based on the practice adopted by the Company of settling its obligation related to these programs with cash payment instead of delivering Vale shares directly to its executive officers.

On April 30, 2021, the amendment to the regulation of the Virtual Stock Program was approved at the Annual and Special Shareholders’ Meeting (“date of amendment”), providing for the use of the company's treasury stock to settle the obligation. Thus, the plans started to be treated as “settled with equity instruments” and their fair value was remeasured on the date of amendment.

The fair value of the Matching Program has been estimated using the Company's share price and ADR in the amount of R$ 109.02 and US$ 20.12 per share, respectively. The number of shares granted on the grant date for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program is recognized on a straight-line basis over three years (period of service required), net of estimated losses. The remeasurement resulted in the recognition of R$ 23 million in the income, generating a reclassification of R$ 187 million to shareholders' equity at the date of the modification.

Regarding the PAV (Virtual Stock Program), the program has been remeasured by estimating the performance factor using Monte Carlo simulations for the Shareholder Return Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below. The remeasurement resulted in the recognition of R$ 5 million in the income, generating a reclassification of R$ 11 million to shareholders' equity at the date of the modification.

2020

There was no significant change in 2020. Normative documents issued in 2020 are related to the adoption of new accounting pronouncements or interpretations issued by the IASB, but not yet in force in 2020.

2019

IFRIC 23/ICPC 22 Uncertainty about tax treatment

IFRIC 23/ICPC 22 came into force for annual fiscal years starting on or after January 1st, 2019 and clarifies the criteria for measuring and recognizing IAS 12/CPC 32 – Income taxes. It does not apply to taxes or fees outside the scope of IAS 12/CPC 32, and does not specifically include requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions that an entity considers about the assessment of tax treatments by tax authorities and (iii) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused credits and tax rates.

Management periodically assesses the positions assumed in the income tax returns with regard to situations in which the applicable tax legislation is subject to interpretation and, when appropriate, recognizes provisions based on the amounts that it expects to pay to the tax authorities. The benefits arising from uncertain tax positions are recognized only when it is determined by Management that the tax authority is likely to accept the tax treatment adopted, in the event of an answer.

IFRS 16/CPC 06 (R2) Leases

The Company applied IFRS 16/CPC 06 (R2) from January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, comparative information has not been restated and continues to be disclosed in accordance with IAS 17/CPC 06 (R1) and related interpretations. In the transition to IFRS 16/CPC 06 (R2), these agreements started to be classified as lease and were recognized in the balance sheet and measured by discounting the minimum contractual payments remaining at present value, using the incremental funding rate according to the remaining contractual term.

The Company used the following practical steps in applying IFRS 16/CPC 06 (R2): (i) application of a single discount rate to a lease portfolio with similar characteristics; (ii) application of the exemption of the non-recognition of right-of-use assets and liabilities for leases with a period of less than 12 months and/or for low value leases. Payments associated with these agreements are recognized as an expense on a straight-line basis over the contractual term; and (iii) use of retrospective observable information to determine the lease term, considering the options for agreement extension or termination.

As a result of the adoption of IFRS 16/CPC 06 (R2), the Company changed its accounting policy for lease agreements, except for the lease of mineral deposits of the Company, as this pronouncement excludes lease agreements from its scope to explore or use minerals, oil, natural gas and similar non-renewable resources.

At the beginning of an agreement, the Company assesses whether an agreement is, or contains, a lease. An agreement is, or contains a lease, when Vale obtains the right to control the use of an identified asset, for a period of time, in return for a consideration.

The Company recognizes the asset related to the right of use and a liability corresponding to the lease on the date of the beginning of the agreement. The right-of-use asset is initially measured at cost, which includes the initial value of the lease liability adjusted for any lease payment made at the time or before the start date. The asset is subsequently depreciated on a straight-line basis over the contractual period or until the end of the asset's useful life.

The lease liability is initially measured at the present value of the lease payments, deducted using the lease's implicit interest rate or, if this rate cannot be immediately determined, based on the Company's incremental funding rate. The lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including essentially fixed payments; (ii) variable lease payments that depend on an index or rate; and (iii) strike price of a purchase or renewal option, when the exercise of the contractual option is probable and under the control of the Company.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments resulting from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the book value of the lease agreement asset or recognized directly in the income statement if the carrying amount of the asset has already been reduced to zero.

b. Significant effects of changes in accounting practices

The significant effects of changes in accounting practices were evidenced by item 10.4 (a) of this document.

c. Corrections and emphasis in the auditor's opinion

There were no corrections in the opinions of Vale’s independent auditors relating to the consolidated financial statements for 2021, 2020, and 2019.

There were no emphasis-of-matter paragraphs in the consolidated financial statements for fiscal years ending on December 31, 2021, 2020 and 2019.

10.5 – Critical accounting policies

The preparation of consolidated financial statements requires the use of accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies.

These estimates are based on Management's experience and knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Changes in facts and circumstances may lead to revision of such estimates. Actual future results may differ from the estimates.

Significant accounting estimates and judgments applied by the Company in preparing these consolidated financial statements of the Company are thus presented:

a) Streaming transactions

Defining the gain on the sale of mining rights and the portion of contractual liability of the gold transaction requires the use of critical accounting estimates for assumptions that include, but are not limited to: (i) allocation of costs between the main product and the sub-product based on relative prices; (ii) expected margin for the independent components (sale of mining rights and services for gold and cobalt extraction); and (iii) the discount rates used to measure the present value of future inflows and outflows.

b) Deferred income taxes

Significant judgments, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on time and future taxable income. Deferred tax assets arising from tax losses and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions about projected taxable income, based on production and sales planning, commodity prices, operating costs and capital cost planning; (ii) macroeconomic scenarios; and (iii) commercial and tax.

c) Uncertain tax positions

The Company applies critical accounting judgment in identifying uncertainties about tax positions on profit, which may impact the consolidated financial statements. The Company operates in several jurisdictions where uncertainties arise in the application of tax requirements due to the complexity of tax legislation in these locations. The Company and its subsidiaries are subject to reviews of income tax and other tax returns and, therefore, disputes with tax authorities may arise due to the interpretation of applicable laws and regulations.

c) Consolidation

In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds a majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização ), and the management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties.

e) Mineral reserves and useful life of mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimation techniques. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions assumed could have a significant impact on proven reserves and probable reserves of the Company.

The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment.

f) Impairment of assets

Significant judgments, estimates and assumptions are required to determine the existence of objective evidence of impairment, and in the preparation of the Company's cash flows. Management uses approved budgets as a starting point and the key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit.

These assumptions are subject to risks and uncertainties and may change the Company's projections and; therefore, may affect the recoverable value of the assets.

g) Fair value estimate

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date.

h) Brumadinho dam failure

Provisions for social, economic and environmental remediation may be affected by factors including, but not limited to: (i) changes in laws and regulations, (ii) changes in estimated current prices of direct and indirect costs related to inputs and services, (iii) changes in projected flow of payments of estimated costs, (iv) changes in technologies considered in the current measurement, (v) number of people entitled to payments of damages, (vi) resolution of potential and existing legal issues, (vii) demographic assumptions, (viii ) actuarial assumptions and (ix) updates to the discount rate.

i) Liabilities related to interest in affiliates and joint ventures

Under Brazilian corporate law and under the terms of the joint venture agreement, the Company is under no obligation to provide funds to Samarco. As a result, the Company's investment in Samarco had its recoverable amount reduced to zero and no provision related to Samarco's negative owner’s equity was recognized.

The provision related to the Renova Foundation requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) level of activity in Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims.

Moreover, the main estimates and critical assumptions applied in the provision of Germano dam consider, among others: (i) the volume of tailings to be removed, which was based on the available historical information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities.

As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each date of presentation of its financial statements, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when necessary.

j) Provision for de-characterization of dams

The main estimates and critical assumptions applied in cost measurement and for the recognition of the provision for the de-characterization of dams consider, among others: (i) the volume of tailings to be removed, based on the available information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geology studies and new hydrological information; and (vii) update to the discount rate.

Accordingly, the amounts effectively incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used that depend on several factors, some of which are not under the control of the Company. These changes may result in a material impact on the amount of the provision in future periods. On each date of presentation of its financial statements, the Company will reassess the main assumptions used in preparing the projected cash flows and adjust the provision, when necessary.

k) Demobilization of assets

Upon recognition of the provision for decommissioning of environmental assets and liabilities, the corresponding cost is capitalized as part of property, plant and equipment and is depreciated over the useful life of the corresponding mining assets, resulting in an expense recognized in the income for the year.

The long-term liability is discounted at the present value using a rate before taxes reflecting the current market assessment of the time value of money and the specific risks of the liability, and it is recorded against the income or loss for the year and settled upon the start of the cash disbursement or contracting of obligation to pay related to the closing of the mine or deactivation of the mining assets. Potential costs covered by insurance or indemnities are not deducted from the provisioned amount.

Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate and reviews them annually.

l) Lawsuits

Lawsuits will be contingent by nature, that is, resolved when one or more future events occur or fail to occur. Usually, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events.

m) Obligations with retirement benefits

The amounts reported depend on a number of factors that are determined based on actuarial calculations, which use several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions affect the accounting records made.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations.

10.6 – The officers must describe the relevant items not included in the issuer's financial statements, indicating:

a.	a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

i.	Receivables portfolios written off over which the entity maintains risks and responsibilities, indicating the respective liabilities

There are no receivables portfolios written off on which Vale maintains risks and responsibilities that are not included in its balance sheet.

ii.	Agreement for future sale and purchase of products or services

The commitments derive mainly from contracts for the acquisition of fuel and energy, and the acquisition of raw materials and services. The following table shows the minimum required and non-cancelable payments related to contractual obligations:

(in millions of Reais)	December 31st, 2021	December 31st, 2020	December 31st, 2019
Obligations to purchase raw materials and services	27,984	36,328	22,207
Obligations to purchase fuel and energy	15,322	15,306	14,380
Total minimum payments required	43,306	51,634	36,587

iv.	Unfinished construction agreements

There are no unfinished construction agreements that are not shown in the Company's consolidated financial statements.

v.	Agreements for futures from financing

There are no agreements for the futures from financing not shown in the Company's consolidated financial statements.

b. Other items not evidenced in the financial statements

There are no other items not shown in Vale’s consolidated financial statements other than those previously reported.

10.7 – With regard to each of the items not shown in the financial statements indicated in item 10.6, the officers should comment on:

(a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the financial statements of the Company

The Company does not expect relevant effects on operations not shown in the consolidated financial statements that may change the revenues, expenses, operating profits and loss, financial expenses or other items in Vale's accounting information.

(b) Nature and purpose of the operation

For a description of the nature and purpose of each operation, see item “10.6” hereof.

(c) Nature and amount of obligations assumed and rights generated in favor of the Company arising from the operation

For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its financial statements, please refer to item "10.6" hereof.

10.8 - The officers must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics

a. Investments, including:

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

(i)	quantitative and qualitative description of investments in progress and planned investments:

The investment budget for 2022 is estimated at US$ 5.8 billion, an increase of 11% compared to 2021, mainly due to (i) postponement of the 2021 investment program due to the COVID-19 pandemic; (ii) delayed investments in Sudbury, as a result of work interruptions; (iii) higher disbursements in capital projects of the Ferrous business (e.g. Capanema, dry concentration plant in Vargem Grande, Serra Sul 120), and (iv) capital contribution for the West III project, which consists of the expansion of Shulanghu port facilities in China.

In 2021, investments totaled US$ 5.2 billion, of which US$ 1.0 billion in project performance and US$ 4.2 billion in the maintenance of operations. Investments were 18% higher than 2020, mainly due to: (i) advance in Salobo III, expansion of Voisey's Bay mine and Serra Sul 120 Mtpa project, as planned, (ii) beginning of the implementation of the Capanema (ferrous) and Sol do Cerrado (solar energy) project; and (iii) higher spending on the Coal business.

In 2020, Vale's investments (execution of projects and maintenance of operations) totaled US$ 4,430 million. The investment for project execution was US$ 522 million, while for maintenance of existing operations was US$ 3,908 million.

In 2019, Vale's investments (execution of projects and maintenance of operations) totaled US$ 3,704 million. The investment for project execution was US$ 544 million, while for maintenance of existing operations was US$ 3,160 million.

(ii)	Investment financing sources

The Company informs that funds for operations and investments are obtained, mainly, through our operating cash flow, capital budget, bank loans, financing obtained from financial institutions, in addition to raising funds in the capital market through the issuance of bonds. For the investments to be made, the Company will, in due course, seek the best capital structure for financing.

(iii)	Relevant divestments in progress and expected divestments

The Company informs that, in order to promote increasingly safer, environmentally responsible operations that guarantee the integrity of Vale's assets, in line with its strategy of the climate agenda, the Board of Directors approved operations that aim to reduce risks and allow continuous focus on the main businesses. The binding agreement with Vulcan Minerals ("Vulcan") to sell the Moatize coal mine ("Moatize mine") and the Nacala Logistics Corridor ("CLN") for a total of US$ 270 million stand out; as well as transfer of its 50% stake in California Steel Industries ("CSI") to Nucor Corporation ("Nucor"); sale of all common shares of The Mosaic Company; completion of the sale of the shareholding in Vale Nouvelle-Calédonie S.A.S ("VNC") to the Prony Resources New Caledonia consortium.

b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity

There is no disclosed acquisition of plants, equipment, patents or other assets that should materially affect Vale’s production capacity.

c. New products and services, including: (i) description of ongoing researches already disclosed; (ii) the total amounts spent by the Company on research to develop new products or services; (iii) ongoing projects already disclosed; and (iv) the total amounts spent by the Company to develop new products or services

Vale continually seeks to assess the needs of the market and its customers in relation to products and services. In order to meet the growning demand for products that reduce the carbon emission in the metallurgical process, Vale seeks to foster a high-quality products portfolio and innovative technologies, such as iron ore pellets, high quality pellet feed and sinter feed. Vale is also developing new products for direct blast furnace loading and working with partners to provide low CO2 solutions in metals.

The Company believes that its ability to provide customers with a complete iron ore solution and the quality of its products are extremely important advantages that help it improve its competitiveness over competitors who may be in a more convenient geographic location. Besides offering techinical assistance to clients, we have offices at (St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates), Shanghai, Beijing and Qingdao (China), which support the global sales of Vale International, and an office in Brazil, which supports sales to South America.

In 2021, Vale announced a new product, the "green briquette", developed by the company over almost 20 years, which could reduce by up to 10% the emission of greenhouse gases (GHG) in the steel production of its steel customers. The "green briquette" is formed by iron ore and a technological solution of binders, which includes in its composition sand from the treatment of mining tailings, and is able to withstand the high temperature of the blast oven without disintegrating.

10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section.

There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

11. Guidance

11.1 - Disclosed guidances and assumptions

The Company clarifies that the information disclosed in this item represents simple estimate, hypothetical data and does not constitute promise of performance by the Company and/or its administrators in any way whatsoever. The forecasts presented hereunder involve market factors beyond the Company's control, and therefore, these may change. [7]

a.	Object of the forecast

Production

Vale estimates the iron ore production volume[8] between 320 and 335 in 2022.

Vale estimates the pelletizing production volume between 34 and 38 Mt in 2022 and more than 50 Mt as of 2023.

Vale estimates the production volume of its nickel business between 175 and 190 kt between 2022 and 2023 and at more than 200 kt after 2024.

Vale estimates the production volume of its copper business between 330 and 355 kt in 2022, between 390 and 420 kt between 2023 and 2026 and at more than 450 kt after 2027.

Iron Ore Costs

Vale estimates C1 cash cost of iron ore fines without third-party purchase costs between US$18.5/t and US$19.0/t in 2022, between US$15.5/t and US$16/t in 2023 and between US$ 14.0/t and US$ 15.0/t when Vale reaches a production level of 400 Mtpy.

Vale estimates the unit sea freight cost of fines to be approximately US$ 16/t in medium terms.

Vale estimates break-even EBITDA for iron ore and pellets of approximately US$ 35/t when Vale reaches a production level of 400 Mtpy.

Iron Ore Premiums

Vale estimates Vale's weighted average iron ore premiums for the current and future portfolio, including IOCJ, BRBF, pellets, iron ore briquettes and others, in addition to the benchmark 62%Fe at:

Premiums:	US$/t
2023-2026	8-12
After 2029	12-18

Copper Cost

Vale estimates the unit cash cost after by-products from Salobo operations between US$200/t and US$300/t for the fourth quarter of 2022.

7 Throughout this section 11, the exchange rate of 5.3955606BRL/USD was used to convert values in US$ to R$ of estimates referring to 2021, unless a different exchange rate is informed. The rate used was the average exchange rate taken from Vale's Financial Statements for fiscal year 2021.

8 Including third-party purchase, run-of-mine and feed for pelletizing plants.

Adjusted EBITDA (LAJIDA)

Vale estimates Adjusted EBITDA in 2023 to range between US$16.5 billion and US$24.0 billion.

CAPEX

US$ billion	2022E	Average of the following years
Total Vale	5.8	5.0 – 6.0

Estimated impact on Vale´s cash flow

US$ million	2022E	2023E
VNC	0	0
Coal	0	0
Samarco[9]	0	0
Others[10]	0	0

b.       Forecast period and forecast validity period.

Production

The period forecast for the iron ore production[11] 2022 is the highlighted fiscal year itself. The validity period of the estimate made consists of the disclosure of the production report for the fiscal year listed above, which will occur in the fiscal year following the end of the fiscal year highlighted above.

The period forecast for the production of pellets from 2022 and 2023 onwards are the highlighted fiscal years themselves. The validity period of the estimates made consists of the disclosure of the production report for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above, as applicable.

The period forecast for the nickel production in 2022 and 2023 and after 2024 are the highlighted fiscal years themselves. The validity period of the estimates made consists of the disclosure of the production report for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above, as applicable.

The period forecast for the copper production from 2022 and between 2023 and 2026 and after 2027 are the highlighted fiscal years themselves. The validity period of the estimates made consists of the disclosure of the production report for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above, as applicable.

Iron Ore Costs

The forecast period for C1 cash cost of iron ore fines without third-party purchase costs in 2022 and 2023 are the highlighted fiscal years themselves. The validity period of the estimates made consists of the disclosure of the result for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above, as applicable.

9 Includes Samarco's working capital need.

10 Includes need of CSP.

11 Including third-party purchase, run-of-mine and feed for pelletizing plants.

The forecast unit sea freight for fines is approximately US$ 16/t in medium terms, assuming: reduction of US$ 2.4/t related to lower costs with spot freight and bunker fuel.

The forecast for the C1 cash cost without third-party purchase costs and for the EBITDA break-even cost of iron ore and pellets consider a production level of 400 Mtpy.

Iron Ore Premiums

The period forecast for the iron ore premiums between 2022 and 2026 and after 2029 consist of the highlighted fiscal years themselves. The validity period of the estimates made consists of the disclosure of the results for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above, as applicable.

Copper Cost

The forecast period for unit cash cost after by-products from Salobo's operations in the fourth quarter of 2022 is the highlighted quarter itself. The validity period of the estimate made consists of the disclosure of the result for the said quarter, which will coincide with the disclosure of the result for fiscal year 2022 and will occur in the fiscal year following the end of this fiscal year.

Adjusted EBITDA (LAJIDA)

The period forecast for the Adjusted EBITDA 2023 consists the highlighted fiscal year itself. The validity period of the estimate made consists of the disclosure of the result for he fiscal year 2023, which will occur in the fiscal year following the end of this fiscal year.

CAPEX

The period forecast for the Company´s CAPEX 2022 consists of the fiscal year that will end on December 31, 2022. The validity period of the estimate made consists of the disclosure of the results for the fiscal year listed above, which will occur in the fiscal year following the end of the fiscal year highlighted above.

Estimated impact on Vale´s cash flow

The forecast periods for the estimated impact estimates in Vale's cash flow by VNC, Coal, Samarco and Others in 2022 and 2023 consist of the highlighted fiscal years. The validity period of the estimates made consists of the disclosure of the result for each fiscal year listed above, which will occur in the fiscal year following the end of each fiscal year highlighted above.

c.       Forecast assumptions, indicating which ones can be influenced by the Company's administration and which are beyond its control

All assumptions mentioned below are subject to factors of external influence, which are beyond the control of the Company's administration. Therefore, in case of any material future change in these assumptions, the Company may review its estimates mentioned below, changing them compared to the originally presented.

Production

The assumptions used for the forecast of the iron ore production volume[12] (Mt) in 2022 were: (a) maintenance of the operations according to capacity in 2020; (b) resumption of the stopped operations over the forecast period.

The assumption used to forecast the volume of pellet production (Mt) 2022 and from 2023 onwards was the Company's production plan.

The assumptions used to forecast nickel production volumes (kt) between 2022 and 2023 and after 2024 were: (a) the risks associated with the scheduled resumption of operations at the Totten mine; (b) the stoppage of the Onça Puma mine; (c) the continued ramp-up of all Sudbury operations; (d) start-up of replacement and growth projects over the forecast period.

The assumptions used for the forecast of the copper production (kt) in 2022, between 2023 and 2026 and after 2027 were: (a) the risks associated with the scheduled resumption of operations at the Totten mine and Salobo; (b) the continued ramp-up of all Sudbury operations; (c) start-up of replacement and growth projects over the forecast period.

Iron Ore Costs

The assumptions used to forecast the C1 cash cost of iron ore fines without third-party purchase costs for (I) 2022 were: (a) average exchange rate of R$ 5.00 / US$ and (b) Brent oil of US$ 100/barrel (II) 2023 were: (a) reduction of US$ 0.7/t in the dilution of fixed costs, (b) reduction of US$ 1.0/t in the removal of inefficiencies and productivity gains, (c) increase of US$ 0.5/t t with installation of filtration plants, dry concentration, geotechnical analysis, drilling and others in relation to 2021 and (d) average annual BRL/USD exchange rate of 5.00; and (III) when Vale reaches the production level of 400 Mtpy were: (a) reduction of US$ 1.0/t in fixed cost dilution; (b) reduction of US$ 1.0/t in the removal of inefficiencies and productivity gains compared to 2023; and (c) average annual BRL/USD exchange rate of 5.00.

The assumptions used for the forecast of the unit sea freight cost in medium terms consider reduction of US$ 2.4/t related to lower costs with spot freight and bunker fuel.

The assumptions used to forecast the break-even EBITDA cost of iron ore and pellets when Vale reaches a production level of 400 Mtpy were: (a) decrease of approximately US$ 3/t in C1 without third-party purchases; (b) reduction of approximately US$ 3.0/t due to higher efficiency in sea freight; (c) premiums between US$ 2/t; (d) reduction of approximately US$ 2.5/t in stop expenses, expense dilution, distribution costs and humidity adjustments; and (e) iron ore price level in 2021 and its consequent impact on costs and royalties equal to the year in which Vale produces 400 Mt.

Iron Ore Awards

The assumptions used for the forecast of iron ore premiums between 2023 and 2026 and after 2029 consider different steel production scenarios with steel margins between US$25-100/t and carbon prices between US$0-60/t of CO2eq.

Copper Cost

The assumption used for the forecast of the unit cash cost after by-products of Salobo's operations in the fourth quarter of 2022 was the level (average gold price of US$1,795/oz) of by-products prices for the fourth quarter of 2021.

Adjusted EBITDA (LAJIDA)

12 Including third-party purchase, run-of-mine and feed for pelletizing plants.

The assumptions used for the forecast of Adjusted EBITDA in 2023 were: (a) annual average iron ore price, ranging from US$80/t to US$100/t; (b) iron ore sales volume ranging between 340 Mt and 360 Mt, (c) average LME copper price of US$10,000/t, (d) average nickel price of LMEUS$17,500/t (e) average annual BRL/USD exchange rate of 5.00 (2023).

CAPEX

The assumptions used for the CAPEX forecast in 2022 and the average for the coming years were: (a) the average exchange rate BRL/USD 5.28 in 2021; and (b) the average BRL/USD exchange rate of 5.00 in 2023.

Estimated impact on Vale´s cash flow

The assumptions used for the forecast of estimated impact on Vale's cash flow in 2022 and 2023 were: (i) the divestments in VNC and in the Coal business in 2021; (ii) Samarco's need for working capital; (iii) the needs of CSP and Biopalma (the latter only until 2020, when it was sold).

d.       Values of the indicators object of forecast

Production

Below, there is the production realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2020	2019
Iron ore[13] (Mt)	315.6	300.4	302.0
Pellets (Mt)	31.7	29.7	41.8
Nickel (Kt) ex- VNC	168.0	183.7	184.6
Copper (Kt)	296.8	360.1	381.1

Iron Ore Costs

Below, there are the indicators realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2020	2019
C1 cash cost of iron ore fines without third-party purchase costs (US$ per ton)	17.0	13.7	13.9
Fines unit sea freight cost (US$ per ton)	18.9	15.3	17.8
Break-even EBITDA for iron ore and pellets (US$ per ton)	344.8	36.5	36.5

Iron Ore Awards

Below, there are the indicators realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2019	2018
Iron Ore Premiums (US$ per ton)	6.8	5.3	8.3

Copper Cost

 13 Including third-party purchase, run-of-mine and feed for pelletizing plants.

Below, there are the indicators realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2020	2019
Unit cash cost after by-products from Salobo operations (US$ per t)	773	(586)	525

Adjusted EBITDA (LAJIDA)

Below, there are the indicators realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2020	2019
Adjusted EBITDA (LAJIDA)	US$ 31.154 billion¹ (R$ 167.032 billion)²	US$ 16.6 billion¹ (R$ 87.3 billion)²	US$ 10.6 billion¹ (R$ 42.3 billion)²
[1] It considers the amount reported by the Company under IFRS in US$. [2] It considers the amount reported by the Company under IFRS in R$.

CAPEX

Below, there is CAPEX¹ realized by the Company in the last 3 fiscal years for reference:

	Fiscal years closed on
	2021	2020	2019
Total Vale	US$ 5.2 billion	US$ 4.4 billion	US$ 3.7 billion

¹ Includes replacement investments.

Estimated impact on Vale´s cash flow

Below, there are the indicators realized by the Company in the last 3 fiscal years for reference:

US$ million[1]	Fiscal years closed on
	2021	2020	2019
VNC[14]	(65)	(150)	(237)
Coal	(189)	(931)	(533)
Samarco[15]	(21)	(196)	(415)
Others[16]	(43)	(220)	(300)

1 It considers the amount reported by the Company under IFRS in US$.

14 VNC result 2021 does not consider the payment of US$555 million in the divestment process.

15 Includes Samarco's working capital need.

16 Includes need of CSP.

11.2 - Follow-up and changes to the disclosed forecast

a.       inform which ones are replaced by new forecast included in the form and which ones are repeated in the form

For information about forecast related to the current or ongoing period which have been updated, see item 11.2 (c) below.

b.       as for forecast for periods which have already elapsed, compare the forecast data with the actual performance of the indicators, clearly indicating the reasons that have led to deviations in the forecasts

Follow-up of the forecasts

Kind of forecast	Forecast (2021)	Realized (2021)	Explanation
Product - Ferrous
Iron ore	between 315 e 320 Mt	315.6 Mt	In line
Nickel ex VNC	between 165 and 170 Kt	168.0 kt	In line
Copper	between 295 and 300 kt	296.8 kt	In line
Iron Ore Costs
C1 cash cost without third-party purchase costs (per ton)	17.0	17.0	In line
Fines unit sea freight cost (per ton)	19.0	18.9	In line
Break-even EBITDA for iron ore and pellets (per ton)	45.0	48.8	In line
Iron Ore Awards
Weighted average iron ore premiums (US$/t)	~6	6.8	In line
Capex (in US$ billion)
Total Vale	5.4	5.2	In line
Estimated impact on Vale´s cash flow (in US$ billion)
VNC	-70	-65	In line
Coal	-320	-189	Increase of the coal prices on the market led to a result better than the expected.
Samarco[17]	-20	-21	In line
Others[18]	-40	-43	In line

c.       as for forecast related to periods still in progress, inform whether the forecasts remain valid on the date of submission of the form, and when applicable, explain why they have been abandoned or replaced

The forecast and the assumptions related to periods still in progress, mentioned in item 11.1 of this Reference Form, remain valid, and have not been abandoned or replaced on the occasion of the annual resubmission of the Company's Reference Form.

17 Includes Samarco's working capital need.

18 Includes need of CSP

12. General meeting and administration

12.1 - Issuer's administrative structure, as set in its bylaws and internal regulation

The Company's administration is composed of a Board of Directors and an Executive Board, as detailed below, in items “a” and “b” of this Item 12.1, respectively.

In the Board of Directors, there are seven permanent statutory advisory committees, called (i) People, Compensation and Governance Committee, (ii) Operational Excellence and Risk Committee, (iii) Finance Committee, (iv) Audit Committee, (v) Nomination Committee, (vi) Sustainability Committee; and (vii) Innovation Committee.

Due to the failure of Dam I of Mine Córrego do Feijão in Brumadinho on January 25, 2019, three non-statutory Independent Committees for Extraordinary Advisory to the Board of Directors (“CIAE”) were created, composed of independent members of unblemished reputation with experience in the topics of the respective committee, namely: (i) Independent Special Advisory Committee for Support and Reparation (“Support and Reparation CIAE”); (ii) Independent Extraordinary Investigation Advisory Committee (“Investigation CIAE”); and (iii) Independent Committee for Extraordinary Advice on Dam Safety (“Dam Safety CIAE”). On December 31, 2021, the three committees had already delivered their final reports and had their activities closed.

For advisory to the Executive Board, there are six permanent non-statutory, technical and advisory committees, called (i) Business Risks Executive Committee - Operational; (ii) Business Risks Executive Committee - Geotechnical; (iii) Business Risks Executive Committee - Strategic, Financial and Cybernetic; (iv) Business Risks Executive Committee – Compliance; (v) Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation; and (vi) Conduct and Integrity Committee.

The Fiscal Council is a permanent body.

a.       Attribution of the Board of Directors and the permanent bodies and committees that report to the Board of Directors, indicating:

(i) if they have their own regulations, informing, if so, the body responsible for approval, date of approval, and if the issuer discloses these regulations, sites on the internet where these documents can be checked

Board of Directors:

Vale's Board of Directors is composed of at least 11 and up to 13 members and 1 deputy, one of them the Chairman and the other Vice-Chairman, who will have a unified term of office of two years, reelection is allowed.

In the terms of Vale's Bylaws, the positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company cannot be accumulated by the same person.

Also under the terms of the Bylaws, at least 7 of the elected members of the Board of Directors must be independent directors, and the characterization of the indicated to the Board of Directors as independent directors must be deliberated at the General Meeting that elects them. At the Ordinary and Extraordinary General Meetings held on April 29, 2022, 8 independent members of the Board of Directors were elected.

Independent members will be considered those (i) defined as such by the New Market Regulation; and (ii) that do not hold a direct or indirect interest greater than 5% (five percent) of the Company's capital stock or formal or declared relationship with a shareholder that holds it. In any case, a member who has served, consecutively or not, 5 (five) or more terms of office, or 10 (ten) years as a board member of the Company, will not be considered independent member.

If the elected Chairman of the Board is a non-independent member, the elected independent members must indicate an independent member (LID - Lead Independent Director); even if the Chairman is an independent member, the Board of Directors may proceed to such indication. The member indicated in the form of this paragraph will act, in line with the Investor Relations area, as an alternative contact for the shareholders, as well as supporting the Chairman of the Board of Directors and as a liaison and mediation element between the Chairman and the other directors, in all cases without individual decision-making role. The Board of Directors' internal regulations regulates the appointment and the attributions of the LID, within the limits set in the Bylaws. Such independent director must always report the interactions that took place directly with the shareholders to the Board of Directors in order to keep the information unit within the Board of Directors.

The Board of Directors will be represented externally by its Chairman, or by a director and for the purposes indicated by him.

Except for the right to use the separate voting right provided in §§ 4 and 5, Article 141 of Law 6,404/76, in case of controlling shareholder, and the request to adopt the multiple voting system, the election of members of the Board of Directors will follow the following process:

I. Based on a grounded proposal from the Nomination Committee, the Board of Directors must approve, up to 05 (five) days before the call for the General Meeting where the election of the new board will be carried out, according to the published corporate events calendar, a list of candidates to the board at number at least corresponding to the proposed composition for that term, respecting the limits in the Bylaws, and always considering the candidate's time availability for the position, including due to the simultaneous exercise of similar attributions in other entities, mainly publicly traded companies;

II.       The list referred to in item I above will be disclosed up to 05 (five) days before the date of disclosure of the administration proposal and the remote voting ballot;

III.       The candidates indicated in the list referred to in item II above, as well as any candidates whose inclusion in BVD has been timely requested in accordance with the rules set by the Securities and Exchange Commission, will have their names submitted to the General Meeting;

IV.       Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any individual candidate presented up to the date of the meeting, will be subject to an individual vote;

V.       If a separate vote is required, if applicable, the object of the election will be the other directors only.

In addition to the attributions provided by law, the Board of Directors shall:

I.	elect, assess and dismiss, at any time, Vale's Executive Directors, and establish their attributions;
II.	distribute the remuneration set by the general meeting among its members and those of the Executive Board;
III.	assign an Investor Relations role to an Executive Director;
IV.	deliberate on selection, assessment, development and remuneration policies of the members of the Executive Board;
V.	deliberate on Vale's general human resources policies proposed by the Executive Board;
VI.	set the general business guideline of Vale, its wholly-owned subsidiaries and controlled companies, considering the social progress and respect for the environment;

VII.	deliberate on purpose, strategic guidelines and strategic plan of Vale proposed annually by the Executive Board, considering the safety of people, social progress and respect for the environment, as well as acting as guardian of the execution of the approved strategy and its relation to the purpose of the Company;
VIII.	deliberate on Vale's annual and multi-annual budgets, proposed by the Executive Board;
IX.	monitor and evaluate Vale's economic-financial performance, together with Vale's performance in its sustainability initiatives, and may request reports from the Executive Board with specific performance indicators;
X.	deliberate on investment and/or divestment opportunities proposed by the Executive Board that exceed the limits of authority of the Executive Board defined by the Board of Directors;
XI.	express opinion on mergers, spin-offs, incorporations Vale is a party to, as well as acquisitions of interest proposed by the Executive Board;
XII.	observing Vale's corporate purpose, deliberate on the incorporation of companies or their transformation into another type of company, participation or withdrawal, directly or indirectly, in the capital of other companies, consortia, foundations and other entities, through exercise of the right of withdrawal, exercise or waiver of preemptive rights in the subscription and acquisition, directly or indirectly, of equity interests, or any other form of participation or withdrawal permitted by law, including, but not limited to, merger, spin-off and incorporation in the companies it holds interest in;
XIII.	deliberate on Vale's risk policies proposed by the Executive Board;
XIV.	deliberate on issuance and cancellation of simple debentures, not convertible into shares and without real guarantee, proposed by the Executive Board, as well as issuance and cancellation of debentures convertible into shares, within the limit of the authorized capital;
XV.	call the General Shareholders' Meetings and deliberate on the accounts of the Executive Board, embodied in the Annual Management Report, as well as the Financial Statements, for further submission to appreciation of the annual general shareholders' meeting;
XVI.	deliberate on the allocation of the profit for the year, the distribution of dividends, and when necessary, the capital budget, proposed by the Executive Board, for subsequent submission to appreciation of the annual general meeting of shareholders;
XVII.	choose, dismiss and establish the scope of work of Vale's external auditors, in each case by recommendation of the Audit Committee and in compliance with the applicable legislation;
XVIII.	indicate and dismiss the people responsible for the governance department and the Audit and Compliance department, the latter including the areas of integrity, internal audit and the Whistleblower Channel of the Company, which will report directly to the Board of Directors;
XIX.	deliberate on Vale's policies and annual internal audit plan, proposed by the responsible, and become aware of its reports and determine the adoption of necessary measures;
XX.	supervise the administration of the Executive Directors and examine, at any time, Vale's books and papers, requesting information about contracts entered into or about to be entered into, and any other acts, in order to guarantee the financial integrity of Vale;
XXI.	act as guardian of the corporate governance model and practices, which include but are not limited to deliberation on changes to corporate governance rules, the accountability process and the information disclosure process;
XXII.	act as guardian of the Company's culture, assuring its ownership in relation to the strategic guidelines, supporting the promotion of updating initiatives, when necessary;
XXIII.	deliberate on policies of functional conduct based on ethical and moral standards embodied in Vale's Code of Conduct, to be respected by all managers and employees of Vale, its subsidiaries and controlled companies, and act as guardian of the Company's commitments related to respect for the human rights;

XXIV.	deliberate on policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as the adoption of measures deemed necessary in case of conflicts of this nature;
XXV.	deliberate on Vale's institutional responsibility policies, especially those related to: the environment, occupational health and safety and Vale's social responsibility proposed by the Executive Board;
XXVI.	establish powers of the Executive Board for acquisition, disposal and encumbrance of non-current assets and for the constitution of real liens, subject to the provisions of Art. 7 of the Bylaws;
XXVII.	establish authority of the Executive Board for the provision of guarantees in general and the contracting of loans and financing and for the performance of other contracts;
XXVIII.	establish authority of the Executive Board for execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition of equity interest, in the terms of item XII above;
XXIX.	deliberate on any matters which are not under the responsibility of the Executive Board, under the terms of the Bylaws, as well as matters the limits of which exceed the scope established for the Executive Board, as provided in Art. 14 of the Bylaws;
XXX.	deliberate on any reformulations, amendments or addenda to shareholders' agreements or consortium contracts or between shareholders or between consortium members of companies or consortia Vale has interest in, as well as performance of new agreements and/or consortium contracts that contemplate matters of this nature;
XXXI.	authorize negotiation, performance or amendment of a contract of any kind or amount between Vale and: (i) its shareholders, directly or through intermediary companies, (ii) companies that participate, directly or indirectly, in the controlling shareholder's capital or are controlled, or are under common control, by entities that participate in the controlling shareholder's capital, and/or (iii) companies in which the Company's controlling shareholder participates, the Board of Directors being able to establish delegations, with powers and procedures, that meet the peculiarities and nature of the operations, without prejudice to keeping the aforementioned collegiate duly informed on all the Company's transactions with related parties, and transactions with related parties must be carried out under commutative conditions, observing market conditions, as well as that Directors, with interests potentially conflicting with those of the Company;
XXXII.	express opinion on any matter to be submitted to the general shareholders' meeting;
XXXIII.	authorize acquisition of shares issued by it to be held in treasury, canceled or subsequently sold;
XXXIV.	deliberate on recommendations forwarded by the Company's Fiscal Council arising from its legal and statutory attributions;
XXXV.	prepare and disclose a grounded opinion on any public offer for acquisition of shares with object any shares issued by Vale, published within 15 days of the publication of the notice of the public offer for the acquisition of shares, which must address, at least, about (a) the convenience and opportunity of the public offer for the acquisition of shares in the interest of Vale and its shareholders as a whole, including in relation to the price and liquidity of the securities held by it; (b) the strategic plans disclosed by the offering party in relation to Vale; (c) alternatives to the acceptance of the public offer available in the market; and (d) other points that the Board of Directors deems relevant, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission (“CVM”). The aforementioned opinion must cover the grounded opinion in favor or against the acceptance of the public offer for the acquisition of shares, noting that it is under the responsibility of each shareholder to make the final decision on the referred acceptance; and,
XXXVI.	the members of the Board of Directors must pay attention to the distinction between the powers and duties of the Board of Directors and the powers and duties of the Executive Board.

The Board of Directors shall also deliberate on the appointment, proposed by the Executive Board, of the people who should be part of the administration, advisory and fiscal bodies of companies and entities in which the Company holds interest, including indirectly. In cases where it deems it convenient, the Board of Directors may delegate this attribution to the Executive Board. Any direct or indirect contribution through third parties to political movements, including those organized into parties, and to their representatives or candidates, is prohibited by Vale and its subsidiaries in Brazil or abroad.

The Company's Board of Directors has its own internal regulations, the last amendment of which was approved by the Board of Directors on July 28, 2021. It shall be pointed out that this document is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

Advisory Committees:

The Board of Directors has 7 permanent statutory advisory committees, named below: People, Compensation and Governance Committee, Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Appointment Committee, Sustainability Committee and Innovation Committee.

The mission of the committees is to advise the Board of Directors, including proposing improvements related to their respective areas of activity, in order to give higher efficiency and quality to the decisions of the collegiate.

In the terms of art. 19 of the Company's Bylaws, the rules on the functioning and the attributions of the advisory committees to the Board of Directors will be defined by the Board of Directors and set in the Internal Regulations of each Committee.

(A) People, Compensation and Governance Committee:

The last amendment of this Committee's internal regulations was approved at the Board of Directors' meeting held on May 26, 2022 and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

In the terms of its internal regulations, the People, Compensation and Governance Committee is responsible to:

I.	assess Company's human resources policies proposed by the Executive Board to the Board of Directors;
II.	support the Board of Directors in monitoring and encouraging initiatives related to Vale's organizational culture, valuing diversity and inclusion;
III.	evaluate the adequacy of the remuneration model for the members of the Executive Board and the proposal for the distribution of the global annual budget for the remuneration of the administrators;
IV.	support the Board of Directors in defining and monitoring performance assessment goals for the Executive Board and other leaders who report directly to the Chief Executive Officer;
V.	support the Board of Directors in the process of selection, remuneration, annual performance evaluation and removal of the Corporate Governance Secretary and the Compliance Officer (currently called Chief Audit and Compliance Officer), the latter together with the Audit Committee;
VI.	support the Board of Directors in the process of selection and appointment of the Chief Executive Officer, as well as evaluating the appointment, by the latter, of the other members of the Executive Board and other Officers who report directly to the Chief Executive Officer;
VII.	monitor the succession plan of the Executive Board and other Directors who report directly to the Chief Executive Officer, including his/her successors, taking into account the desirable experiences and knowledge for these positions so that the Company can meet its objectives and face its challenges ;

VIII.	support the Board of Directors in identifying, selecting and recommending potential candidates for members of the Advisory Committees, to make up for any absences, impediments and vacancies in positions, in compliance with Vale's Bylaws;
IX.	support the Chairman of the Board of Directors in organizing the performance evaluation process of Company's Board of Directors and Advisory Committees;
X.	support the Board of Directors in the evaluation of Company's corporate governance documents, including the Policies, Bylaws, Code of Conduct and Internal Regulations of the Advisory Committees and the Board of Directors, among others, without prejudice to the technical evaluation by other Advisory Committees, in accordance with their respective competencies;
XI.	promote and ensure the evolution and continuous improvement of Company's governance practices, including in relation to the structure, scope and composition of the Executive Board and the Advisory Committees of the Board of Directors, and annually review the governance system adopted by the Company;
XII.	prepare and submit to the Board of Directors the annual work plan of the Committee; and
XIII.	annually prepare, and submit to the Board of Directors, a report on its performance.

(B) Operational Excellence and Risk Committee:

The last amendment of this Committee's internal regulations was approved at the Board of Directors' meeting held on July 28, 2021 and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

In the terms of its internal regulation, the Operational Excellence and Risk Committee is responsible to:

I.	assure that the Company has a structure and practices that ensure the effectiveness in identifying and managing operational, geotechnical and operational continuity risks;
II.	encourage and monitor the development of a culture of risk awareness in all of the Company's decisions, as well as a proactive behavior in their management;
III.	monitor Vale's Integrated Risk Map and Matrix of Operational and Geotechnical Risks, especially risks with critical and very critical impacts, as well as propose improvements in mitigation plans;
IV.	support the Board of Directors in defining the Company's exposure limit to operational and geotechnical risks, as well as the degree of risk tolerance for the risk matrix of these matters, establishing the quadrants corresponding to the unacceptable level of risks and the level of continuous monitoring;
V.	monitor the risk events and operational controls from the perspective of the Integrated Risk Map, including those related to the safety of dams, waste dumps, sediment containment dykes and water reservoirs in the Company's mines;
VI.	monitor the scope of action and the effectiveness of the 2nd Specialized Defense Line in assessing potential operational risks, including geotechnical risks, in line with the strategic guidelines and risk tolerance limits approved by the Board of Directors;
VII.	assess the Company's Policies and conduct regarding Health and Safety;
VIII.	evaluate, from a risk perspective, the transfer or onerous assignment of assets, including mining rights, in addition to the waiver of rights and other transactions not foreseen among the attributions of the other Advisory Committees to the Board of Directors;
IX.	monitor the Vale Management Model, known as the Vale Production System (“VPS”), ensuring the standardization of processes, policies and best practices to enable continuously more productive, safer and environmentally responsible operations and ensure the integrity of the Company's assets;
X.	prepare and approve the Committee's annual work plan; and
XI.	propose the analysis and evaluation, as well as give opinion on other topics within its competence.

(C) Finance Committee

The last amendment of this Committee's internal regulations was approved by the Board of Directors at a meeting held on May 26, 2022 and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

In the terms of its internal regulations, the Finance Committee is responsible to:

I.	evaluate the structure and conditions of investment and divestment operations, including merger, incorporation and spin-off operations in which Company is involved;
II.	assess the compatibility between the level of shareholder remuneration and the parameters established in the annual budget and financial schedule, as well as its consistency with the general dividend policy and the Company's capital structure;
III.	assess minimum cash and financial investments policy;
IV.	evaluate asset portfolio management opportunities and efficient capital allocation;
V.	evaluate the Company's annual budget and annual investment plan;
VI.	evaluate the Company's annual funding plan and indebtedness limits;
VII.	evaluate current and capital investments, which are the responsibility of the Board of Directors;
VIII.	monitor the financial execution of capital projects, current budget and cash flow;
IX.	monitor financial risks and controls from the perspective of the integrated risk map, as well as propose improvements in mitigation plans;
X.	evaluate the Policy for Disclosure of Material Act or Fact and Securities Trading;
XI.	prepare and approve the Committee's annual work plan; and
XII.	propose the analysis and evaluation, as well as give opinion on other topics within its competence.

(D) Audit Committee

Information about the Audit Committee can be found in item (II) below.

(E) Nomination Committee

The latest revision of this Committee's internal regulations was approved by the Board of Directors at a meeting held on May 26, 2022 and is available for check on the websites of the CVM (www.gov.br/cvm) and the Company (www.vale.com).

In the terms of its internal regulation, the Nomination Committee is responsible to:

I.     assist the Board of Directors in the preparation and the maintenance of Vale Nomination Policy, specifically regarding the members of the Board of Directors, in line with the applicable legal requirements and the best corporate governance practices;

II.    periodically assess and recommend the suitability to best corporate governance practices in relation to the structure, size and composition of the Board of Directors, as well as the balance of experiences, knowledge and profile diversity, based on the last annual assessment of the body, on interactions with the Company's main institutional investors and in market research and assessments conducted by institutions and external consultants;

III.  assess and recommend the desirable profile of the candidate to be a member of the Board of Directors that best meets the Company's needs, in accordance with the criteria and guidelines set in Vale's Nomination Policy;

IV.   identify, select and recommend potential candidates for Director, whose names will be assessed by the Board of Directors, so that they are submitted, at its discretion, for election at the General Meeting of the Company, considering that indication of independent and external members of the Nomination Committee is forbidden, and in accordance with criteria and guidelines set in Vale's Nomination Policy;

V.    identify, select and recommend to the Board of Directors potential candidates to replace any absence, impediment and vacancy in the positions of Director, in compliance with the Bylaws and Vale's Nomination Policy;

VI.   prepare and/or update the succession plan of the Board of Directors, to be submitted for approval by the end of each term, in order to keep a balance of experiences, knowledge and profile diversity of its members;

VII. carry out performance self-assessment at the end of its work, the result of which will be sent by the coordinator to the Board of Directors for acknowledgment;

VIII.       prepare and approve the Committee's work plan; and

IX.   propose analysis and assessment and give opinion on other topics within its competence.

(F) Sustainability Committee:

The internal regulations of this Committee had its last amendment approved by the Board of Directors at a meeting of July 28, 2021 and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

In the terms of its internal regulation, the Sustainability Committee is responsible to:

I.	review and recommend Sustainability issues, and their approach, in the Company's strategic planning, evaluating, complementing and suggesting changes in the Company's socio-environmental strategies, monitoring their respective implementation;
II.	advise the Board of Directors on the analysis of initiatives related to mineral research and new technologies, aiming at the competitiveness and sustainability - social, environmental and economic - of the Company;
III.	evaluate the Company's Policies and conduct, positioning and communication regarding its performance in the areas of Safety, Environment, Health, Relations with Communities and other stakeholders, Human Rights, Communication and Institutional Relations;
IV.	evaluate Company's performance in relation to Sustainability aspects challenges and improvements based on a long-term vision;
V.	assist in the definition, evaluation and monitoring of the Company's Sustainability and image indicators and propose improvements through an annual review of the indicators;
VI.	evaluate and propose Company's adherence, or permanence, to initiatives, technical standards or agreements at the national or international level related to sustainability issues, as well as proposing guidelines and recommending the approval of the integrated report;
VII.	evaluate projects, initiatives, as well as the Company's investment proposals from the perspective of sustainability, in addition to making possible recommendations to the Board of Directors;
VIII.	monitor the scope of action and effectiveness of the institutional relations area in dealings with regulatory bodies and other institutional relations associated with sustainability issues;
IX.	evaluate the policies and proposals for donations, as well as the occurrence of non-mandatory expenses related to the matters under its attribution, which are the responsibility of the Board of Directors;
X.	prepare and approve the Committee's annual work plan;
XI.	monitor the actions to remedy the Mariana and Brumadinho tragedies, ensuring the application of the guidelines established by the Independent Extraordinary Advisory Committee for Support and Reparation (“CIAEAR”); and
XII.	propose the analysis and evaluation of topics within its competence.

(G) Innovation Committee:

The internal regulations of this Committee were approved by the Board of Directors at a meeting held on May 26, 2022 and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx). In the terms of its internal regulations, the Innovation Committee is responsible to:

I.	review and recommend issues related to Digital Transformation, Research, Development and Innovation and its approach in the Company's strategic planning, evaluating, complementing and suggesting changes in the Company's strategies, monitoring their respective implementation;
II.	evaluate Vale's Policies and practices relating to the creation of an environment that encourages and facilitates Innovation and make recommendations to the Board of Directors;
III.	advise the Board of Directors on the analysis of initiatives related to mineral research, new technologies and new products, aiming at the competitiveness and sustainability of the Company;
IV.	evaluate and propose actions aimed at the formation of agile multidisciplinary teams to search for innovative solutions;
V.	evaluate Vale's performance in relation to Digital Transformation and Innovation, proposing, based on lessons learned, challenges and improvements in a long-term perspective;
VI.	assist in the definition, evaluation and monitoring of the return indicators in the Company's Research, Development and Innovation projects and propose improvements through the review of indicators;
VII.	evaluate Vale's projects, initiatives and investment proposals from the perspective of innovation, in addition to making possible recommendations to the Board of Directors;
VIII.	evaluate and monitor the global budget dedicated to Digital Transformation, Research & Development, Innovation; and
IX.	prepare and approve the Committee's annual work plan.

Internal Audit:

The main role of Vale's Internal Audit area is to support the Board of Directors and the Company as a whole in improving its internal controls, in order to enable any deficiencies identified to be remedied effectively and timely. The main mechanism used to carry out the assessment by the Internal Audit area is the Annual Audit Plan (“Plan”), which is approved by Vale's Board of Directors. The Plan consists of scheduling audit examinations, the budget and the resources necessary for its execution and is prepared based on the Company's risk matrix, the history of the work carried out, in addition to suggestions from the Executive Board and the Board of Directors. The Internal Audit must review and adjust the Plan, when necessary, in response to changes in Vale's business and in view of possible risks, operations, systems and controls. Any significant deviation from the approved Plan must be communicated to the Board of Directors, through the Audit Committee.

The Internal Audit area has existed since the late 1960s and has its own Regulation, approved on September 16, 2021, which aims to establish the general principles and guidelines for the execution of the work. The Internal Audit operates globally, with teams in Brazil, Canada and Singapore. The person responsible for the area is the Chief Audit and Compliance Officer, who reports directly to the Board of Directors.

The Audit Committee is responsible to supervise the Internal Audit activities, monitoring their independence, effectiveness and sufficiency of the structure, as well as the quality and integrity of the performed processes. Periodically, the Internal Audit structure is evaluated, and as applicable, reviewed, in order to assure the suitability of the team to Vale's size and complexity.

(ii) whether the issuer has a statutory audit committee, informing, if so, its main attributions, mode of operation and whether it meets the requirements of the regulations issued by CVM on the matter

This Committee's internal regulations had its last amendment approved by the Board of Directors at a meeting held on July 28, 2021, and is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

In the terms of its internal regulations, the Audit Committee is responsible to:

I.	Review prior to its disclosure and monitor the quality and integrity of the Company's quarterly and annual financial statements, as well as related documents, including the disclosures contained in the Management Report;
II.	Supervise the preparation of the Company's financial statements and other reports required by law, in order to ensure that such statements and reports comply with applicable legal requirements;
III.	Analyze, together with the independent auditors:

(a) the independent auditor's annual work plan;

(b) changes in the critical accounting policies and practices adopted by the Company in the preparation and disclosure of its financial statements;

(c) the substitute treatments to be adopted by the Company when there is the possibility of adopting more than one accounting method as a result of existing options in accounting principles and practices or in the methods of their application and the effects resulting from such treatments;

(d) adequacy of estimates, accounting reserves and relevant judgments used by Management in the preparation of the financial statements;

(e) possible changes in the scope of the work of the independent audit and relevant failures and deficiencies identified in the Company's internal controls;

IV.	Evaluate and monitor, together with the administration and the internal audit area, the reasonableness and adequacy of transactions with related parties carried out by the Company;
V.	Monitor the quality and integrity of the information and measurements disclosed based on adjusted accounting data and on non-accounting data that add elements not foreseen in the structure of the usual reports of the financial statements;
VI.	Monitor, together with the Company's Management and the independent auditors, cases of conflicts related to the financial statements or the application of generally accepted accounting principles;
VII.	Understand any difficulties found by independent auditors during the audit process.
VIII.	Monitor, within the scope of the Audit Committee's duties, the performance of regulatory agencies and supervisory bodies on relevant issues, as well as the information, communications and reports addressed to them;
IX.	Assure that the Company implements practical mechanisms to receive, retain and handle information and complaints, both internal and external to the Company, including complaints on accounting, internal controls and auditing matters. Such mechanisms must guarantee confidentiality and ensure the anonymity, when applicable, of those who take the initiative to use the channel;
X.	Request that the whistleblowings received, their addressing and the respective results be periodically reported;
XI.	Recommend the adoption of policies by which whistleblowing and complaints involving administrators and leaders who report directly to the Chief Executive Officer of the Company, Members of the Board of Directors and Audit Committee, the Advisory Committees of the Board and Leaders who report directly to theChief Audit and Compliance Officer, are immediately informed to the Audit Committee, after prior verification made by the Chief Audit and Compliance Officerr;
XII.	Give an opinion on the development of procedures to ensure the effectiveness of the consequences management conducted by the Company, including the preparation and review of a specific policy proposed by the Chief Audit and Compliance Officer;
XIII.	Assist the Board of Directors together with the People, Compensation and Governance Committee in the process of choosing, remunerating, evaluating the annual performance and dismissing the Chief Audit and Compliance Officer, who is responsible for Vale's integrity, internal audit and reporting channel areas;
XIV.	Oversee the activities of the internal controls and controller area, responsible for preparing the Company's financial statements, as well as evaluating the internal control environment at its different levels, competences and responsibilities with regard to the preparation of the Company's financial statements;

XV.	Monitor the recommendations for improvements in the internal control and risk management systems made by the internal auditors and independent auditors contained in the annual letter of recommendations, review them with the Board and monitor their deployment in order to eliminate or mitigate eventually relevant deficiencies identified;
XVI.	Evaluate and monitor Vale's integrated risk map, as well as the effectiveness and sufficiency of the control and risk management systems, and propose improvements;
XVII.	Assess and monitor the Company's risk exposures, including requiring detailed information on policies and procedures related to (i) management compensation; (ii) the use of the Company's assets; and (iii) expenses incurred on behalf of the Company;
XVIII.	Recommend to the Board the hiring or dismissal of independent auditors for the preparation of an independent external audit or for any other service, giving an opinion on their fees, and evaluating the results of the services provided by them;
XIX.	Supervise the activities of the independent auditors in order to assess (a) their independence, (b) the quality of the services provided and (c) the adequacy of the services provided to the Company's needs;
XX.	Examine, prior to hiring, the proposals and scope of services presented by any independent auditing companies regulated by the CVM;
XXI.	Review, at least annually, together with the independent auditors:

(a) The independent audit firm's internal procedures with reference to quality control;

(b) Any relevant issues identified in the most recent quality control review to which the independent auditors were subject, carried out by other independent auditors or arising from an internal program for such reviews;

(c) Any questions or investigations related to the independent auditors, conducted by government authorities or professionals or regulatory agencies in the five years preceding the current year.

XXII.	Evaluate and recommend the policies, internal regulations and the annual audit plan presented by the internal auditor, as well as evaluating their execution;
XXIII.	Supervise the activities of the Company's internal audit area, monitoring its independence, effectiveness and sufficiency of the structure, as well as the quality and integrity of the internal audit processes, and propose to the Board of Directors the actions that are necessary to improve them;
XXIV.	Previously examine the proposals and scope of the Annual Internal Audit Plan, prepared by the Internal Audit area, and make recommendations to the Board regarding their acceptance or rejection; and
XXV.	Prepare a summarized annual report, to be presented together with the financial statements, containing at least the following information: (a) his/her activities, the results and conclusions reached and the recommendations Company. (b) any situations in which there is significant divergence between the Company's management, the external auditor and the Committee in relation to the Company's financial statements;

The Company clarifies that the Audit Committee is composed entirely of independent members, fulfills the functions and characteristics determined in the B3 New Market Regulation, and complies with the rules established for foreign companies that have ADRs listed in New York Stock Exchange (“NYSE”), in addition to acting as an Audit Committee for the purposes of Rule 10 A-3(c)(3) of the Securities and Exchange Commission (“SEC”).

(iii) how the Board of Directors assesses the work of the independent audit, indicating whether the issuer has a policy for contracting extra-audit services with the independent auditor, and informing the body responsible for approval of the policy, date of approval, and if the issuer discloses the policy, sites on the internet where the document can be checked

At a meeting of the Board of Directors held on September 10, 2020, the Policy for the Hiring of Vale Independent Auditors was approved, which aims to set the guidelines and the principles for hiring audit services and services related to audit or not of the consolidated financial statements of the Company and its subsidiaries, in compliance with the requirements set forth in the applicable legislation.

This policy sets the specific procedures for the initial hiring of independent auditors, as well as the subsequent hiring of other services by the independent audit firm, based on principles that preserve the auditor's independence.

All contracts are evaluated by the Audit Committee, which is responsible for recommending the hiring of independent auditors for approval by the Board of Directors.

Furthermore, as provided in the Company's Bylaws and in the Internal Regulations of the Audit Committee, this committee is the body responsible for the supervision and the assessment of the work of the independent auditors.

In relation to the fiscal year ended on December 31, 2021, 10 presentations of the work of the independent auditors were made to the Audit Committee.

For fiscal year 2022, 6 presentations to the Audit Committee are scheduled.

Vale's Policy for Hiring Independent Auditors is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx)

(b) In relation to the members of the statutory board, their individual attributions and powers, indicating whether the board has its own internal regulations, and informing, if so, the body responsible for approval, date of approval, and if the issuer discloses the regulations, sites on the internet where the document can be checked

Executive Board:

Vale's statutory Executive Board is composed of at least 6 and up to 11 members, who will have a term of office of three years, reelection is allowed. In the terms of Vale's Bylaws, the Executive Board, in addition to the attributions provided by Law, is responsible to:

I.	deliberate on the creation and elimination of Department Boards of Directors subordinated to each Executive Director;
II.	prepare and propose Vale's general human resources policies to the Board of Directors, and implement the approved policies;
III.	comply with and enforce the general guidelines for Vale's business established by the Board of Directors, assuring the safety of people and the environment in all locations where Vale operates;
IV.	prepare and propose to the Board of Directors the purpose, the strategic guidelines and the strategic plan of Vale, for the latter two, annually, considering socio-environmental issues, and execute the approved strategic plan;
V.	prepare and propose Vale's annual and multi-annual budgets to the Board of Directors, and execute the approved budgets;
VI.	plan and conduct Vale's operations and report to the Board of Directors on Vale's economic-financial performance and Vale's performance in its sustainability initiatives, including producing reports with specific performance indicators;
VII.	identify, evaluate and propose to the Board of Directors investment and/or divestment opportunities that exceed the limits of the Executive Board's scope established by the Board of Directors, and execute the approved investments and/or divestments;
VIII.	identify, evaluate and propose to the Board of Directors merger, spin-off and incorporation operations which Vale is a party to, as well as acquisitions of share interests, and conduct the approved mergers, spin-offs, incorporation and acquisitions;

IX.	prepare and propose Vale's financial policies to the Board of Directors, and execute the approved policies;
X.	to propose to the Board of Directors the issuance of simple debentures, not convertible into shares and without real guarantee;
XI.	define and propose to the Board of Directors, after drawing up the balance sheet, the allocation of profit for the year, the distribution of Vale's dividends, and when necessary, the capital budget;
XII.	prepare, in each fiscal year, the Annual Management Report and the Financial Statements to be submitted to the Board of Directors, and subsequently, to the general meeting;
XIII.	adhere and promote the adherence of employees to Vale's Code of Conduct, established by the Board of Directors;
XIV.	prepare and propose to the Board of Directors Vale's institutional responsibility policies, such as the environment, health, safety and social responsibility of Vale, and implement the approved policies;
XV.	authorize acquisition, sale and encumbrance of property or fixed assets, including securities, contracting of services, with Vale providing or borrowing them, being able to establish rules and delegate powers, all in accordance with the scope of the Executive Board established by the Board of Directors;
XVI.	authorize the execution of agreements, contracts and agreements that constitute burdens, obligations or commitments for Vale, being able to establish rules and delegate powers, all in accordance with the scope of the Executive Board established by the Board of Directors;
XVII.	propose to the Board of Directors any reformulations, amendments, or amendments to shareholders' agreements or agreements among shareholders, or consortium agreements or between consortium members, of Vale or consortia in which Vale participates, and also, propose the execution of new agreements and contracts consortium that cover matters of this nature;
XVIII.	authorize the creation and closure of branches, subsidiaries, agencies, deposits, warehouses, representative offices or any other type of establishment in Brazil and abroad;
XIX.	authorize the execution of commitments, waiver of rights and transactions of any nature, except for the waiver of preemptive rights in the subscription and acquisition, pursuant to item XII above in the matters within the competence of the Board of Directors, being able to establish rules and delegate powers, all within the scope of the Executive Board established by the Board of Directors;
XX.	establish and inform the Board of Directors of the limits of individual authority of Executive Officers, respecting the limits of authority of the collegiate Executive Board established by the Board of Directors; and
XXI.	establish, based on the limits of authority established by the Board of Directors for the Executive Board, the limits of authority along the hierarchical line of Vale's administrative organization.

The Executive Board will also be responsible to: (i) establish the voting guidelines to be followed by its representatives, in general meetings or equivalent in companies, foundations and other entities in which Vale participates, directly or indirectly, respecting the investment opportunities and guidelines approved by the Board of Directors, as well as the respective budget, and always observing the limit of its scope with respect, among others, to indebtedness, the disposal or encumbrance of assets, the waiver of rights and the increase or reduction of equity interest; and (ii) indicate, for deliberation by the Board of Directors, the people who should be part of the administrative, advisory and fiscal bodies of companies and entities which Vale holds interest in, including indirectly.

The Company's Executive Board has its own internal regulations approved on December 9, 2013. This document is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

1.    Chief Executive Officer:

In the terms of the Bylaws, the Chief Executive Officer is responsible to:

a.	chair the meetings of the Executive Board;
b.	provide executive direction of Vale, fulfilling, for this purpose, the coordination and supervision of the activities of the other Executive Directors, assuring that the deliberations and the guidelines set by the Board of Directors and the general meeting are faithfully observed;
c.	coordinate and supervise the activities of the areas and business units directly subordinated to him;
d.	select and submit to the Board of Directors the names of candidates for the positions of Executive Officer to be elected by the Board of Directors, and propose the respective dismissal;
e.	coordinate the Executive Board's decision-making process, in order to prioritize consensual deliberations among its members. If consensus is not reached, the Chief Executive Officer may (i) withdraw the matter from the agenda, (ii) articulate the formation of the majority, including using the casting vote or, (iii) in the interest of Vale and through a reasoned statement, decide individually on matters of collegiate deliberation, in which case the Board of Directors must be informed of the use of this prerogative at the first Meeting of the Board of Directors that follows the corresponding decision. The decisions on annual and multi-annual budgets and Vale's strategic plan and Annual Management Report will be taken by the majority of votes, when all Executive Directors are considered, provided that among them there is a favorable vote of the Chief Executive Officer;
f.	indicate, among the members of the Executive Board, the substitutes of the Executive Officers in cases of temporary impediment or absence thereof;
g.	keep the Board of Directors informed about Vale's activities; and
h.	prepare, together with the other Executive Officers, the Annual Management Report and prepare the financial statements.

2.    Executive Officers:

In the terms of the Bylaws, the Executive Officers are responsible to:

a.	perform the duties related to their area of activity;
b.	attend the Executive Board meetings, contributing to the definition of policies to be followed by Vale and reporting on matters in their respective area of activity;
c.	comply with and enforce the general guidelines for Vale's business set by the Board of Directors in the administration of their specific area of activity; and
d.	contract the services provided in Article 22 of the Bylaws, in compliance with the determinations of the Audit Committee.

Furthermore, under the terms of the Bylaws, respecting the limits of authority established for each Executive Director, decisions on matters related to the specific area of their performance, provided that the matter does not affect the area of activity of another Executive Director, will be taken by himself or together with the Chief Executive Officer, in matters or situations pre-established by the latter.

Non-Statutory Committees

For assistance, the Executive Board has six permanent non-statutory, technical and advisory committees, named below: (i) Conduct and Integrity Committee, (ii) Business Risks Executive Committee - Operational, (iii) Business Risks Executive Committee - Geotechnical, (iv) Business Risks Executive Committee - Strategic, Financial and Cybernetic, ( v) Business Risks Executive Committee - Compliance and (vi) Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation (these last five are collectively referred to as “Executive Business Risk Committees”).

The Conduct and Integrity Committee has its own regulation. The Business Risk Executive Committees have their own unified regulations, approved by the Executive Board.

(A)	Business Risk Executive Committees:

The main attributions of the Business Risk Executive Committees are described in item 5.1.b.iii of this Reference Form.

(B) Conduct and Integrity Committee:

The main attributions of the Conduct and Integrity Committee are: (i) to promote the continuous improvement of ethical awareness at Vale through coordination of communication and training actions on topics related to the Code of Conduct and the Company's Global Anti-Corruption Program, following the evolution of the latter in Vale and in companies in the Vale System ; (ii) systematically review the effectiveness of ethics and integrity programs, including anti-corruption and money laundering issues; (iii) to resolve on consequential management actions for confirmed complaints related to its scope of action; (iv) approve and review the consequences management manual used by the Ombudsman to define, together with the responsible manager, the consequence management actions in confirmed cases related to the scope of action of the Ombudsman; (v) support the Ombudsman in the interpretation of topics in the Company's Code of Conduct; (vi) assess and resolve, upon request from Corporate Integrity, situations that expose Vale to risk of corruption, including those involving suppliers, customers and any third parties; (vii) support Corporate Integrity in the establishment of global guidelines on the consistent implementation or functioning of the Global Anti-Corruption Program; (viii) set rules regarding the provision or receipt of gifts and hospitality on occasions not provided in the Global Anti-Corruption Program documents.

It shall be pointed out that cases that may involve the Ombudsman's Audit and Compliance Officer must be brought to the Audit Committee and the Board of Directors by any member of the Committee. The Conduct and Integrity Committee supports the Audit and Compliance Board in its responsibility for the continuous improvement of ethical awareness and the value of “Doing Right” in all company's units around the world. The Audit and Compliance Department reports to Vale's Audit Committee. The Conduct and Integrity Committee is made up of the Chief Audit and Compliance Officer, the Chief People Officer, the Chief Legal Officer, the Executive Manager of Corporate Integrity and an independent external specialist.

(c) Date of installation of the fiscal council, if it is not permanent, informing if it has its own internal regulations, and indicating, if so, the date of its approval by the Fiscal Council, and if the issuer discloses the regulations, sites on the internet where the document can be checked

Fiscal Council:

The Fiscal Council has been a permanent body since September 25, 1997, composed of at least 3 (three) and up to 5 (five) effective members and equal number of deputies. The members of the Fiscal Council will perform their tasks until the first Annual General Meeting held after their election, and they may be reelected.

Vale's Fiscal Council is responsible for performing the attributions provided in the applicable legislation in force, Vale's Bylaws and regulated in its own Internal Regulations approved by its members, including:

A)	inspect the acts of the Administrators and verify the fulfillment of their statutory and legal duties in accordance with the different applicable legislation in force;

B)	give opinion on the Administration's Annual Report, including any additional information it deems necessary or useful in its Opinion;
C)	examine the financial statements for the fiscal year and give opinion on them, meeting, at least once a year, with the External Auditor;
D)	analyze, at least quarterly, balance sheets and other financial statements prepared by the Company and discuss them with the Administration and the External Auditor;
E)	keep communication between the Fiscal Council and the External Auditor, in accordance with the applicable regulations;
F)	give opinion about proposals from the administration bodies to be submitted to the General Assembly related to change in the capital stock, issuance of debentures or subscription bonus, investment plans or capital budget, distribution of dividends, transformation, incorporation, merger or split;
G)	report, by any of its members, to the Administration bodies, errors, frauds, crimes or illegal acts and irregularities they become aware of and suggest to the Company useful and appropriate measures;
H)	call Ordinary General meeting if the Board of Directors delays such call by more than one month, and Extraordinary General Meeting whenever there are serious or urgent reasons, including the subject matters they deem necessary in the assembly agenda.
I)	provide information about the subject matters of their competence whenever requested by shareholders or a group of shareholders that represents at least 5% of the capital stock;
J)	analyze the report issued by the External Auditor, containing the material issues addressed to the Administration, regarding the accounting records, financial statements, internal control systems of Vale and its consolidated Subsidiaries, accompanied by the respective comments and responses from the Administration;
K)	prepare its annual budget, including, in particular, the contracting of services provided in Article 6 of the Internal Regulations of the Fiscal Council; and
L)	exercise the attributions relating to its supervisory power during the liquidation of the Company, in accordance with the applicable legislation in force.

For the adequate performance of its tasks, the Fiscal Council may request the Company's Executive Board to hire the services of lawyers, consultants and analysts, and other resources necessary for the performance of its tasks, observing the budget proposed by the Fiscal Council and approved by the Board of Directors, notwithstanding the provisions in § 8, Article 163 of the Brazilian Corporation Law.

The members of the Audit Committee must provide, at least 30 days prior to the Ordinary General Meeting, an opinion on the management report and the financial statements.

The Company's Fiscal Council has its own internal regulations, the review of which was approved by the members of the Fiscal Council, at a meeting held on May 29, 2020. This document is available for check on the websites of CVM (www.gov.br/cvm) and the Company (http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx).

(d) Whether there are mechanisms for assessment of the performance of the Board of Directors and each body or committee that reports to the Board of Directors, informing, if so:

(i) the frequency of assessment and its scope, indicating whether the assessment is made only in relation to the body or if it also includes the individual assessment of its members; (ii) methodology adopted and the main criteria used in the assessment; (iii) how the assessment results are used by the issuer to improve the functioning of this body; and (iv) whether external consulting or advisory services have been contracted

The Board of Directors recognizes that a robust and constructive assessment process is an essential component of the good corporate governance and the effectiveness of the Board.

The Board of Directors adopted the practice of annual performance assessment, supported by the People, Compensation and Governance Committee for analysis and recommendation of the assessment methodology, including any improvements, with intermediate assessment covering only the aspects identified as susceptible for improvement in the previous assessment. The Advisory Committees also provides biannual performance assessment, the result of which is reported to the Board of Directors.

The directors are assessed individually every year and the consolidated result of the assessment is taken to the knowledge of the Board while the individual results are shared with the Chairman of the Board for further discussion of feedback with each director. In 2019 and 2020, supported by the People, Compensation and Governance Committee, Vale hired a specialized external consulting firm to assess and develop the process of assessment of the effectiveness of the Board of Directors and Advisory Committees, as collegiate bodies, and individually of their members, including the Chairman of the Board of Directors. In 2021, due to the recent election of the new board, the Company decided not to make assessment.

The scope of the assessment of the Board and Advisory Committees covers, for each collegiate body, the fulfillment of its mandate, its composition and structure, its dynamics, its processes and support structures and its effective contributions to the achievement of the Company's goals, highlighting opportunities for improvement and providing feedback to the members.

The scope of the assessment of the directors assesses aspects, such as the contribution made, participation and engagement, skills and personal profile. The results are shared with the Chairman of the Board and each director holds a feedback session with the Chairman of the Board and/or the consulting firm.

The data used as inputs for this assessment comprehends the assessment made before, national and international benchmarks, ESG practices and the specific context of Vale in relation to the shareholding composition, business goals, among others, as well as practices adopted by organizations with high level of corporate governance in Brazil and abroad (peer group). Assessment questionnaires were also prepared for each collegiate body and for the members. The Board of Directors and the Advisory Committees had their assessments completed by the directors, executive officers and members of the committees, while the directors made their self-assessments and were assessed by their peers. With all this information, deep interviews were carried out by the consultants with the respondents of the questionnaires, and based on all these inputs, the final assessment was prepared, resulting in the identification of positive aspects and improvements in terms of the effectiveness of the Board of Directors, in the definition of its level of development and in suggestions for improvement.

The Board's intermediary assessment made it possible to compare its results with the assessment from the previous year, identifying aspects that showed improvement and highlighting aspects that could be improved, with presentation of feedback to the Board. Based on these results, the People, Compensation and Governance Committee suggests an Action Plan to the Board, and a feedback process is carried out, with each director holding a session to discuss their assessment with the Chairman of the Board and/or with the consulting firm.

The components and the annual assessment process are as follows:

1. Specialized external consultant

• Develop and conduct the assessment process

2. Questionnaire

For the assessment of the Board, the members and the executive officers provide their insights on:

• Execution of the Board's mandate based on their roles and responsibilities;

• Structure and composition of the Board of Directors and Advisory Committees based on behaviors and skills;

• Contributions to the business: strategy, governance, people, innovation, risk, compliance and finance;

• Dynamics of the Board of Directors based on the interaction between directors and administrators;

• Support processes and structures.

For the assessment of the Advisory Committees, the feedbacks were provided by the members of each committee, by the other directors and by the executive officers, covering the same dimensions as above.

For the assessment of the directors, each director made his/her self-assessment and was assessed by peers, covering the following dimensions:

• Contributions

• Participation and Engagement

• Competencies and Personal Profile

3. Individual Interviews

Made by the consulting firm with board members and executive directors.

4. Analysis

Assess the effectiveness of the Board of Directors and the Advisory Committees and compare the results with national and international benchmarks, identify their level of development, and analyze the evolution, in comparison with the previous assessment.

5. Embedded Feedback

Based on the results of the assessment of the collegiate bodies, an action plan is defined and changes in practices or procedures are considered and implemented, if applicable, to improve the performance of the collegiate and the individual.

Feedback is provided to the Board members with the Chairman of the Board of Directors and/or external consulting firm.

In relation to the Fiscal Council, it makes its performance self-assessment annually. In the self-assessment process, the matters dealt with in the monthly meetings held and in the parameters involving issues of financial statements and internal controls, management and internal audit responsibility, the formation of the Fiscal Council, training and professional development of members are taken into account.

The members of the Executive Board, including the Chief Executive Officer, are assessed annually in a formal process conducted by the Board of Directors. The Individual Performance Assessment process has assessments made 100% online and anonymously, a broad concept (360º for Chief Executive Officer and 180º for Executive Directors) and the Behavioral Performance Factor (FCD) with direct impact on the Annual Bonus, which can leverage or reduce the amount to be paid based on the performance presented in the year. As a result of the assessment, in addition to the reduction/leverage factor of the Annual Bonus, meritocracy and differentiation actions can be implemented for the executives who present better performance, as well as feedback and development actions, in case there are executives with lower performance than desired. For further information about the effects of performance on the remuneration of the executive board, see item 13 of this Reference Form.

12.2 - Rules, policies, practices related to general meetings

a.	Call deadlines

Usually, Vale calls the General Shareholders' Meetings by publishing the call notice at least thirty days in advance, upon the first call, and eight days in advance, upon the second call, in compliance with the terms of the applicable legislation.

In addition, according to article 8, §2, of Vale's Bylaws, the holder of special class preferred shares (Golden Shares) will be formally called by Vale by means of personal correspondence addressed to their legal representative at least fifteen days in advance to consider any matter subject to the right of veto provided for in article 7 of the Bylaws and described in item 18 of this Reference Form.

b.	Competencies

Vale's General Shareholders' Meeting has the powers defined in the Brazilian Corporation Law and in the New Market Regulation of B3 S.A. - Brasil, Bolsa, Balcão, considering that the General Shareholders' Meeting is exclusively competent to:

I - amend the Bylaws;

II - elect or dismiss, at any time, the members of the Company's Board of Directors and Fiscal Council, provided that the Board of Directors may elect and dismiss the Company's directors and establish their attributions;

III - annually, take the accounts of the administrators and deliberate on the financial statements presented by them;

IV - set the annual and global remuneration of the administrators and the members of the Fiscal Council of the Company.

V - authorize the issuance of debentures, provided that the Company's Board of Directors may authorize the issuance of debentures in certain cases permitted by the Brazilian Corporation Law and the Company's Bylaws;

VI - suspend the exercise of the shareholder's rights;

VII - deliberate on the valuation of assets with which the shareholder competes for the formation of capital stock;

VIII - authorize the issuance of participation certificates;

IX - deliberate on transformation, merger, incorporation and spin-off of the company, its dissolution and liquidation, elect and dismiss liquidators and judge their accounts; and

X - authorize the administrators to confess bankruptcy and file for bankruptcy.

In addition, the Bylaws sets the election of the Chairman and Vice-Chairman of the Board of Directors as competence of the General Shareholders' Meeting.

c.	Addresses (physical or electronic) where the documents related to the General Meeting will be available to the shareholders for analysis

At Vale's headquarters, at Praia de Botafogo, 186, 18th floor, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, Brazil, and at the electronic addresses of Vale (www.vale.com), the Brazilian Securities and Exchange Commission (“CVM”) (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão. (www.b3.com.br) and Securities and Exchange Commission (www.sec.gov).

d.	Identification and administration of conflicts of interest

According to Vale´s Bylaws, the Board of Directors shall deliberate on policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as the adoption of measures deemed necessary in case of conflicts of this nature, and the Committee Audit Committee shall assess, monitor and recommend to the administration correction or improvement of the company's internal policies, including the Policy on Transactions with Related Parties.

On January 28, 2021, the Board of Directors approved the revision of the Policy on Transactions with Related Parties, which was renamed to “Policy on Transactions with Related Parties and Conflict of Interest” (“Policy”). This Policy sets guidelines and principles to assure that the transactions with related parties and other situations with potential conflict of interest involving Vale or its subsidiaries ("Transactions with Related Parties") are conducted under commutative and market conditions, excluding participation of any people with potentially conflicting interests from the decision-making process. The referred Policy applies to Vale, its subsidiaries, and must be observed by its reference shareholders (defined according to the procedure described below), administrators and employees, with statutory or employment relationship, but not limited to the members of its Key Administration Personnel (members of the Board of Directors, the Fiscal Council, the Advisory Committees and the Executive Board, Directors who report directly to Vale's Chief Executive Officer and executives who report directly to the Company's Board of Directors), and close family members of the Key Administration Personnel (spouse, partner, child, stepchild and dependents of the person, his/her spouse or partner). For further information about the Policy on Transactions with Related Parties and Conflict of Interest, see item 16.1 of this Reference Form.

The Policy sets the following procedure for identification of Vale's Reference Shareholder:

a)	The classification of a shareholder as a reference will be decided by the Executive Finance and Investor Relations Board at least once a year, according to the shareholder's performance before the Company, considering (i) its effective influence on the Company, which may be due to direct ties or notorious relationship, (ii) the existence of common administrators with the shareholder or the company part of its group, (iii) the existence of administrators who are employees or occupy positions in the shareholder or its group (“Reference Shareholder”). This classification will be evaluated annually by the Audit Committee for consent.
b)	Within the first 60 days following the end of each fiscal year, the Reference Shareholders must send the list of entities and people that constitute Related Parties under the terms of the Policy ("List"), notwithstanding the discretion that Reference Shareholders bring to the attention of the competent Audit Committee any cases when they consider that there is a conflict of interest.
c)	Any updates to the List must also be informed to Vale within 60 days from the date on which the Related Party becomes aware of the occurrence. In order to validate or complement the received information, the Compliance Department will perform checks of the data provided by the Reference Shareholders, as well as the people identified by them respectively in the Annual Questionnaire for the identification of related parties – Reference Shareholders (Annex II of Vale's Policy on Transactions with Related Parties) and any updates thereto.
d)	During any sales, quotation, purchase or contracting process, regardless of the nature or value, involving Vale or its subsidiaries, a list of Related Parties must be checked, which consolidates all received information as above, in order to verify whether it is of potential Transaction with Related Party, and if positive, such transaction must follow specific internal procedures for approval by the governance bodies in accordance with the Policy.

Additionally, shareholders or representatives of Vale's shareholders in a situation of conflict of interest at General Meetings must observe the following procedures:

I.	the shareholders or the shareholders' representative must immediately express their conflicting private interest. If he/she doesn't, someone else may manifest the conflict;
II.	as soon as the conflict of interest in relation to a specific topic is identified, the involved shareholder or representative of Vale shareholder will have access only to the documents or the information on the matter disclosed to the market, under the terms of the legislation in force, and must leave, including physically, the discussions at the General Meeting, not neglecting their legal duties. The manifestation of conflict of interest, abstention and temporary removal must be recorded in a minutes of meeting.

If requested by the Chairman of the Meeting, shareholders or representatives of shareholders involved in a situation of conflict of interest may partially participate in the discussion, in order to provide more information about the transaction with related party object of deliberation. In this case, they should be absent from the final part of the discussion.

e.	Request of powers-of-attorney by the administration for the exercise of voting rights

The administration does not have specific rules, policy or practice for requesting a public power-of-attorney to exercise the right to vote at the General Shareholders' Meeting.

f.	Necessary formalities for acceptance of powers-of-attorney granted by shareholders, indicating whether the issuer requires or waives signature authentication, notarization, legalization at Consulate and sworn translation and whether the issuer admits powers-of-attorney granted by shareholders by electronic means

Shareholders wishing to attend the General Shareholders' Meetings ("AGM/E" or "Meetings") must come with a valid identity document with photo (original or certified copy) and proof of ownership of shares issued by Vale, issued by the bookkeeping financial institution or custody agent.

Any shareholder may constitute an attorney, or more than one, as applicable, to attend the Meetings and vote on his/her behalf. In case of representation, the shareholder must comply with the terms of Art. 126 of the Brazilian Corporation Law, provided that the attorney-in-fact must have been constituted less than 1 (one) year before, and is qualified as a shareholder or administrator of the Company, a lawyer registered at the Brazilian Bar Association, or is financial institution, with the investment fund administrator representing the joint-owners. In case of power-of-attorney in foreign language, it must be accompanied by the corporate documents, when related to legal entity, and power-of-attorney in the terms of Art. 126 mentioned above, duly translated into Portuguese by a sworn translator, with no need of signature authentication, legalization at Consulate. It shall be pointed out that documents in English and Spanish are also exempt from translation.

As provided in Circular Document/Annual-2022-CVM/SEP, corporate shareholders may be represented at the Meetings by their legal representatives or duly nominated representatives, in accordance with the company's articles of incorporation and the rules of the Civil Code Brazilian (“Civil Code”), in this specific case, there is no need for the corporate representative of the shareholder to be a shareholder, company administrator or lawyer, and the corporate shareholders governed foreign law must present the power-of-attorney in the way set forth above. Likewise, investment fund shareholders, as decided by CVM Board within the scope of CVM Administrative Proceeding No. RJ-2014-3578, may be represented at the Meetings by legal representatives or representatives duly constituted by their manager or administrator, as provided in its regulation.

In any case, it shall be pointed out that corporate shareholders and investment fund shareholders represented at the Meetings by attorney must submit, in addition to the power-of-attorney and valid identity document with photo of the attorney-in-fact, (i) shareholding statement that proves ownership of shares issued by Vale, issued by the bookkeeping financial institution or custody agent, provided that brokerage notes will not be accepted; and (ii) documents proving representation, including the power-of-attorney and a copy of the articles of association and the minutes of election of the administrators, and in case of investment fund, a copy (ii.a) of the fund's regulation in force, ( ii.b) the bylaws or the articles of association of its administrator or manager, as applicable, and (ii.c) the minutes of election of the respective administrators.

In case of power-of-attorney in foreign language, it must be accompanied by corporate documents, when related to a legal entity, and power-of-attorney, all duly translated into Portuguese by a sworn translator, with no need of signature authentication, legalization at Consulate. It shall be pointed out that documents in English and Spanish are also exempt from translation.

In addition, for in-person meetings, with the purpose to speed up the process of holding the Meetings, shareholders who are represented by attorney may, at their sole and exclusive discretion, send the representation documents up to 72 hours prior to the referred General Meetings, sent to the electronic address assembleias@vale.com or any other indicated timely. The Company emphasizes that, despite the aforementioned period, in the Meetings held in person or mixed, shareholders who come by the beginning of the Meetings with all required documents may participate and vote, even if they have failed to send them to the Company in advance. In this case, the regularity of the representation documents will be checked before each Meeting, a reason why the shareholders are requested to arrive early at the Meetings for the necessary documents to be checked timely for their participation.

In case of Meetings held exclusively digitally, the accreditation documents must be sent within 2 (two) days prior to the meeting, unless expressly accepted by the Company otherwise. Shareholders who do not submit their documentation within such period may be denied participation in the Meetings.

For the Company's Ordinary and Extraordinary General Meetings held cumulatively on April 29, 2022 exclusively digitally, powers-of-attorney granted by shareholders by electronic means with digital certification, or digital copy of the granted power-of-attorney were accepted. The Company may, at its sole discretion, accept powers-of-attorney granted this way for other Meetings.

g.	Necessary formalities for acceptance of the remote voting ballot, when sent directly to the company, indicating whether the issuer requires or waives signature authentication, notarization, legalization at Consulate

Since 2017, the Company accepts the shareholders ti give their votes at General Meetings by means instrument called remote voting ballot, under the terms of the regulations in force (“Remote Voting Ballot”).

Therefore, in the terms of articles 26 et seq. of CVM Resolution 81/2022 dated March 29, 2022 ("Resolution 81"), whenever remote voting is made available, the Company's shareholders must forward their voting instructions in relation to the matters on the agenda by completing and sending the Remote Voting Ballot.

The Remote Voting Ballot will be made available by the Company to the shareholder up to 1 (one) month before the date scheduled for the Meetings, and may be resubmitted exclusively in the cases provided in Resolution 81.

The Remote Voting Ballot must be accessed through the links previously indicated in the Manual of the respective Meeting, and the voting instruction must be sent duly completed and signed by the shareholder:

(a) directly to the Company, or

(b) to the shareholder's custodian (if the shares are deposited at central depository) or

(c) the financial institution hired by the Company to provide securities bookkeeping services.

The Remote Voting Ballot must be received by the Company within 7 days prior to the date of the Meetings, as provided in the CVM regulation or in a more beneficial period for the shareholder, if the Company decides so Any Remote Voting Ballots received after the deadline set by the Company, or which are not accompanied by documents proving shareholder status, will be disregarded.

Once the remote voting period has expired, the shareholder may not change the voting instructions which have already been sent, except by attending the Meetings, in person or through a duly appointed attorney, upon specific request to disregard the voting instructions sent via the Remote Voting Ballot, before putting the respective matter(s) to a vote.

Regarding the formalities necessary for acceptance of the Remote Voting Ballot when sent directly to the Company, the following will be required:

b.	original copy of the completed Remote Voting Ballot, all pages must be initialed and the last page must be signed by the shareholder or the legal representative(s), as applicable, and in accordance with the legislation in force. The Company will not require the signature of the ballots issued in Brazilian territory or notarization of those issued outside the country;

c.	specific documents:

Individuals

Copy of the shareholder's valid identity document with photo (original or certified copy). The following documents can be presented: (i) General Registry Identity Card (RG); (ii) Foreigner Registry Identity Card (RNE); (iii) Passport; (iv) Class Board Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH).

In case of representation, the shareholder must comply with the terms of Art. 126 of the Brazilian Corporate Law, provided that the attorney-in-fact must have been constituted less than 1 (one) year before, and be qualified as a shareholder, administrator, lawyer registered at the Brazilian Bar Association or be a financial institution. In case of power-of-attorney in a foreign language, it must be duly translated into Portuguese by a sworn translator, with no need of notarization and legalization at consulate. It shall be pointed out that powers-of-attorney in English and Spanish are exempt from translation.

Additionally, a shareholding statement must be presented proving the ownership of shares issued by Vale held by the shareholder, issued by the depositary or custodian financial institution, provided that brokerage notes will not be accepted.

Legal entities

Documents proving representation, including the articles of incorporation and the minutes of election of the administrators. If such documents are in foreign language, they must be translated into Portuguese by a sworn translator, with no need of notarization and legalization at consulate. It shall be pointed out that documents in English and Spanish are exempt from translation.

Corporate shareholders may be represented at the Meetings by their legal representatives or duly constituted agents, in accordance with the company's articles of association and the rules of the Civil Code, in this specific case, with no need for the representative of the corporate shareholder to be a shareholder, company administrator or lawyer. The attorney-in-fact must have been constituted less than 1 (one) year before. Copies of the following documents of the attorney can be presented: (i) General Registry Identity Card (RG) or Foreigner Registry Identity Card (RNE); (ii) Passport; (iii) Class Board Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (iv) National Driver's License (CNH).

In addition, a shareholding statement proving ownership of shares issued by Vale held by the shareholder, issued by the depositary or custodian financial institution, must be presented, provided that brokerage notes will not be accepted.

Investment Funds

Investment funds may be represented at the Meetings by legal representatives or representatives duly constituted by their manager or administrator, as provided in their regulation, provided that the attorney-in-fact has been constituted less than 1 (one) year before. Thus, in addition to the documents proving representation, namely (i) a valid identity document with photo of the legal representative; (ii) General Registry Identity Card (RG) or Foreigner Registry Card (RNE); (iii) Passport; (iv) Class Board Card as a civil identity for legal purposes (e.g. OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH); a copy (i) of the fund's regulations in force, (ii) the bylaws or articles of association of its administrator or manager, as applicable, and (iii) the minutes of election of the respective administrators must be presented. If such documents are in foreign language, they must be translated into Portuguese by a sworn translator, with no need of notarization and legalization at consulate. It shall be pointed out that documents in English and Spanish are exempt from translation.

Additionally, a shareholding statement must be presented proving the ownership of shares issued by Vale held by the shareholder, issued by the depositary or custodian financial institution, provided that brokerage notes will not be accepted.

The shareholder must forward the scanned copies of the Remote Voting Ballot with all pages initialed and the last page signed by the shareholder or legal representative(s), as applicable and in accordance with the legislation in force, and the documents referred above to electronic address assembles@vale.com or to the other addresses timely indicated by the Company.

If the Remote Voting Ballot is not regularly completed or accompanied by the proving documents described above, the Company will request the shareholder to amend it, indicating the need to resubmit the Remote Voting Ballot or accompanying documents (provided that there is sufficient time), describing the procedures and the deadlines necessary for the regularization of the remote vote. If the irregularity remains, the Remote Voting Ballot will be disregarded.

During the voting period, the shareholder may send a new voting instruction to the Company, if deemed necessary, so that the last presented voting instruction will be considered in the Company's voting map.

In case of discrepancies between the Remote Voting Bulletin received directly by the Company and the voting instruction in the voting map from the bookkeeper for the same CPF or CNPJ number, the bookkeeper's voting instruction shall prevail, in accordance with the provisions in article 48, §2 of Resolution 81.

Vale points out that:

● ballots sent by shareholders who are not able to vote at the Meetings or the respective resolution will not be considered for the purposes of vote count;

● for the purposes of vote count, only the shares held by each shareholder on the date of the Meetings will be considered, based on the shareholder base records available to the Company on such date, regardless of the date of submission of the Ballot, in which case the shareholder sells shares between the date the Ballot is sent and the date of the Meetings, the votes related to the sold shares will be disregarded; and

● the voting instruction from a particular CPF or CNPJ will be attributed to all shares held by that CPF or CNPJ, according to the shareholding positions provided by the bookkeeper on the date of the Meetings.

h.	If the company provides an electronic system for receiving the remote voting or remote participation ballot

The Company's Ordinary and/or Extraordinary Shareholders' Meetings held on April 2020 were held exclusively digitally, allowing the shareholders to participate remotely, notwithstanding the possibility to send remote voting ballots.

The electronic system for remote attendance made available by the Company enabled shareholders to participate, manifest and vote at the Meetings without being present in person. Through the digital platform, the shareholders had real-time access to the audio and video of the board and the other shareholders, and were able to express their views and exercise all rights inherent thereto under the applicable regulations.

In order to encourage the use of remote voting, the shareholders who chose to send the Remote Voting Ballot directly to the Company were able to do so by sending digital copies of the Ballot with digital authentication (certification) of the shareholder or the legal representative, as applicable, and the relevant documents by e-mail, to electronic address assembleias@vale.com.

For investment fund shareholders, at the Company's Ordinary and Extraordinary Shareholders' Meeting held on April 29, 2022, presentation of a single Remote Voting Ballot per manager was admitted, provided that the vote was identical for the represented funds, keeping the other documentation requirements.

In addition to the option to use the Remote Voting Ballot, the Company provides a digital platform, as described in the specific documents of each meeting, for the shareholders to attend and/or vote remotely in AGO/E. The shareholders can register to obtain a link to access AGM/E upon request made by means of the form available on Vale's website, and accompanied by the documents necessary for attendance as detailed in the Call Notice, Participation Manual, Management Proposal, in the Notices to the Shareholders and/or Material Fact disclosed on the subject, as applicable. The access to the Meetings is restricted to shareholders or shareholders' representatives or attorneys-in-fact, as applicable, who have been accredited under the described terms. Only shareholders who submit the application and the necessary participation documents within the required period are considered eligible to attend AGO/E.

The digital platform adopted by the Company meets the requirements set forth in art. 28 of Resolution 81, namely, (i) the possibility of manifestation and simultaneous access to documents presented during AGO/E which have not been previously made available; (ii) full recording of AGO/E by the Company; and (iii) the possibility of communication among the present shareholders through the Chat option on the platform.

The Meetings are held, under Brazilian law, exclusively in Portuguese, without simultaneous translation into other languages.

i.	Instructions for a shareholder or a group of shareholders to include proposals for deliberation, coalitions or candidates for members of the Board of Directors and the fiscal council in the remote ballot

According to article 37, I, of Resolution 81, the shareholder holding at least 0.5% of given type of shares issued by the Company may, subject to the other terms and conditions set in the regulation in force, may request inclusion of candidates for the Company's Board of Directors and Fiscal Council in the Ballot. Furthermore, the shareholder holding at least 1.0% of the Company's capital stock may, subject to the other terms and conditions set in the regulation in force, request inclusion of proposals for deliberation in the Remote Voting Ballot made available at the Company's general meeting.

If the shareholder who meets the requirement set forth in the previous paragraph wants to include proposals for deliberation, coalition or candidates for members of the Board of Directors or the fiscal council in the Remote Voting Ballot, he must submit such proposals by means of correspondence sent to electronic address assembleias@vale.com, together with the documents relevant to the proposal, within the deadlines and other conditions set in the regulation in force.

j.	Whether the company makes forums and pages available on the internet to receive and share shareholder comments on the meeting agendas

Vale does not keep forums and pages on the internet to receive and share shareholder comments on the meeting agendas. Notwithstanding the foregoing, Vale provides an electronic address (assembleias@vale.com) through which its shareholders can clear doubts and obtain additional clarifications on the matters included in the agenda.

k.	Other information necessary for remote participation and exercising remote voting rights

Below, there are information and procedures to be observed for the purposes of exercising the right to remote vote through service providers:

i	Exercise by submission of completion instructions transmitted to the Company's bookkeeper

This option is exclusively intended for shareholders holding shares registered by Banco Bradesco S.A. (“Bradesco”) and which are not deposited in a central depository.

The shareholder holding shares not deposited in a central depositary – i.e., B3 S.A. – Brasil, Bolsa, Balcão (“B3”) – and who chooses to exercise their right to vote remotely through the service provider of bookkeeping of shares issued by the Company, Bradesco, must go to any Bradesco branch within 7 days before the date of the Meeting, during local banking hours, with the ballot completed, initialed and signed, as well as the documents in the table below, for the information in the Ballot to be transferred to Bradesco systems.

Documents to be presented at Bradesco Branch, together with the Ballot	Person Physical	Legal Entity	Investment funds
CPF and valid identity document with photo of the shareholder or legal representative *	X	X	X
Consolidated and updated Articles of Incorporation or Bylaws **	-	X	X
Document proving the powers of representation **	-	X	X
Consolidated and updated fund regulation	-	-	X
* Identity document accepted: RG, RNE, CNH, Passport and officially recognized professional registration card.
** For investment funds, documents of the manager and/or administrator, observing the voting policy.

In the terms of article 27 of Resolution 81, the shareholder must transmit the instructions for completing the Ballot to the bookkeeping agent within 7 (seven) days before the date of the Meeting.

ii	Exercise by submission of completion instructions transmitted to the custody agents

This option is exclusively intended for shareholders holding shares held in custody at the central depositary – i.e., B3. In this case, the remote vote will be given by the shareholders in accordance with the procedures adopted by their respective custodians.

Shareholders who hold shares deposited at B3 Central Depository and who decide to exercise their remote voting rights through service providers must transmit their voting instructions to their respective custody agents, in compliance with the rules determined by them, which, in turn, will forward such voting statements to B3 Depository Center.

For this purpose, the shareholders shall contact their respective custodians and check the procedures established by them for issuing voting instructions via Ballot, as well as the documents and the information required by them for the exercise of such power.

In the terms of article 27 of Resolution 81, the shareholders must transmit the instructions for completion of the Ballot to their custody agents within 7 days prior to the date of the respective Meeting, unless a shorter period is set by their custody agents.

It shall be pointed out that as determined in art. 44 of Resolution 81, the Central Depository of B3, upon receiving voting instructions from the shareholders through their respective custody agents, will disregard any instructions that diverge from the same deliberation that have been issued by the same CPF or CNPJ number.

iii	Voting by holders of American Depositary Shares (ADSs)

Subject to the terms of each Participation Manual of each Meeting, holders of ADSs may attend the Meeting, at which they will be represented by Citibank N.A. (“Citibank”), as a depositary financial institution, subject to the terms and procedures set in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the holders of ADSs for them to exercise their voting rights, and will be represented at the Meeting by its representative in Brazil, Banco Bradesco S.A.

Except for the provisions above, there is no other information necessary for remote participation and for exercising remote voting rights, unless the call documents of the respective Meeting contain additional requirements or attributes for attendance.

12.3 - Rules, policies and practices related to the Board of Directors

a.       Number of meetings held in the last fiscal year, describing the number of ordinary and extraordinary meetings

The Board of Directors meets, ordinarily, at least eight times a year, and extraordinarily, whenever called by the Chairman, or when he is absent, by the Vice-Chairman of this body or yet by Directors jointly representing 1/3 of the collegiate.

The meetings of the Board of Directors are held at the Company's headquarters, and may, exceptionally, be held in a different location, with participation by teleconference, videoconference or other means of communication that can assure effective participation and authenticity of the vote.

In the fiscal year ended on December 31, 2021, the Company held 18 ordinary meetings and 17 extraordinary meetings of the Board of Directors.

b.       If any, the provisions of the shareholders' agreement that set restriction or binding on the exercise of voting rights by members of the Board of Directors

Not applicable, as there are no shareholders' agreements filed at the Company's headquarters.

c.       Rules for identification and administration of conflicts of interest

According to Vale´s Bylaws, the Board of Directors shall deliberate on policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as the adoption of measures deemed necessary in case of conflicts of this nature. Furthermore, it provides transactions with related parties to be carried out under commutative conditions, observing the market conditions, and the boards members with interests potentially conflicting with those of the company to be excluded from the decision-making process.

On January 28, 2021, the Board of Directors approved the revision of the Policy on Transactions with Related Parties, which was renamed to “Policy on Transactions with Related Parties and Conflict of Interest” (“Policy”). This Policy sets guidelines and principles to assure that the transactions with related parties and other situations with potential conflict of interest involving Vale or its subsidiaries ("Transactions with Related Parties") are conducted under commutative and market conditions participation of any people with potentially conflicting interests from the decision-making process. For further information about the Policy:, see item 16.1 of this Reference Form.

In the terms of the Bylaws, the Audit Committee is responsible to evaluate, monitor and recommend to administration correction or improvement of the company's internal policies, including the Policy.

The Policy sets the following procedure for identification of related and conflicting parties:

a)	When a member of the Key Administration Personnel takes office or enters into an employment relationship (members of the Board of Directors, the Fiscal Council, the Advisory Committees and the Executive Board, Directors who report directly to Vale's Chief Executive Officer and the executives who report directly to the Company's Board of Directors), the member must complete the Annual Questionnaire for Identification of Related and Conflicting Parties (“Questionnaire”);
b)	The member of Key Administration Personnel must complete the Questionnaire correctly and completely, and precisely identify the Close Members of his/her Family (spouse, partner, child, stepchild and dependents of the person, his/her spouse or partner) and their respective data;
c)	The member of the Key Administration Personnel must ask the Close Members of their Family for the purpose of identification of any transactions between them and the Company, in the terms of the Policy;

d)	The above procedure does not exempt from the obligation of each member of the Key Administration Personnel to fully comply with the provisions of the Policy regarding situations involving a potential conflict of interest, even if arising from relationships with people not previously informed in the Questionnaire.
e)	In order to validate or complement the received information, the Compliance Board of Directors will check regarding the data provided by the members of Vale's Key Administration Personnel, as well as the people identified by them in the Questionnaire.
f)	During any sales, quotation, purchase or contracting process, regardless of the nature or value, involving Vale or its subsidiaries, a list of Related Parties must be checked, which consolidates all received information as above, in order to verify whether it is of potential Transaction with Related Party, and if positive, such transaction must follow specific internal procedures for approval by the governance bodies in accordance with the Policy.

Within the scope of the Policy, the mechanism described below was formalized in case of conflicts of interest in the Meetings of the Board of Directors and the Executive Board, applying the rules in Brazilian legislation to the cases:

▪	any member of Vale's Board of Directors or Executive Board who is in a situation of conflict of interest must immediately express their conflicting particular interest. If he/she doesn't, someone else may manifest the conflict;

▪	as soon as the conflict of interest in relation to a specific topic is identified, the involved member of Vale´s Board of Directors or Executive Board shall not receive any document or information on the matter and shall physically withdraw from the discussions, not neglecting their legal duties. The manifestation of conflict of interest, abstention and temporary removal must be recorded in the minutes;

▪	If requested by the Chairman of the Board of Directors or the Chief Executive Officer, as applicable, the members of Vale´s Board of Directors or the Executive Board involved in a situation of Conflict of Interest may partially participate in the discussion, in order to provide further information about the Transaction with Related Party object of deliberation. In this case, they should be absent from the final part of the discussion.

The lack of a voluntary statement by a member of the Company's Key Administration Personnel regarding the existence of a conflict of interest will be considered violation of the terms of the Policy, and such act must be brought to the attention of the Compliance Department, which will recommend to the competent authorities of the Company's administration about application of possible penalties.

If Vale's administrators and employees become aware of any Transaction with a Related Party which has not been submitted to the governance of classification and deliberation provided in the Policy, before its consummation, the Transaction with Related Party must be reported to the Compliance Department, which will notify the requesting area/bidder responsible for the non-fulfillment to start the procedures set in the Policy.

d.       Whether the issuer has a formally approved policy for indication and filling of positions in the Board of Directors, informing, if so: (i) body responsible for the approval of the policy, date of approval, and if the issuer discloses the policy, sites on the internet where the document can be checked; (ii) main characteristics of the policy, including rules regarding the process of indication of members of the Board of Directors, the composition of the body and the selection of its members

On September 10, 2020, the Board of Directors approved Vale's Nomination Policy, the content of which is available for check on the websites of CVM (www.gov.br/cvm) and Company (www.vale.com).

As provided in the Nomination Policy, the members are required to have the following minimum qualifications to occupy the positions: (i) not to be prevented by a special law, or convicted of a bankruptcy crime, of malfeasance, bribery or bribery, concussion, embezzlement, against the popular economy, public faith or property, or criminal sentence which prohibits, even temporarily, access to public office; (ii) not to have been declared disabled by act of the Securities and Exchange Commission; (iii) not to have exercised an elective mandate in the Executive or Legislative Power during the last 3 (three) years; (iv) unblemished reputation; (v) be aligned and committed to Vale's mission, values and Code of Conduct; (vi) not to have conflicting interest of a structural nature with the Company, except, when applicable, waived by the General Meeting; and (vii) not to hold positions in companies that may be considered competitors in the market, especially in advisory, administration or fiscal boards, except when waived by the General Meeting, and for the positions of the Executive Board.

Furthermore, the Nomination Policy provides that the following characteristics and competencies must be considered: (i) remarkable professional experience; (ii) strategic vision; (iii) availability of time to perform the tasks; (iv) communication skills; and (v) ability to work in team.

For the identification and the assessment of candidates for members of the Board of Directors, this body is advised by the Nomination Committee, which is responsible to (a) assess and recommend to the Board of Directors the suitability of the best corporate governance practices in relation to the structure, size and composition of the body, as well as the balance of experiences, knowledge and profile diversity of its members, considering the needs of the Board; and (b) identify and recommend to the Board of Directors potential candidates for members of this body, to be submitted for election at the General Meeting, considering that nomination of independent members and non-directors of the Nomination Committee is forbidden.

The Nomination Policy also provides that (i) the Board of Directors may, based on the recommendation of the Nomination Committee, disclose to the market the desirable profile of the candidate for independent member of the Board that will best meet the Company's needs in terms of complementarity of competences and the diversity of knowledge, experiences, behaviors, cultural aspects, age group, gender, racial and ethnicity, to enable the Company to benefit from the plurality of arguments and a decision-making process with quality and safety in the following administration term; (ii) the Board of Directors must issue a statement regarding the adherence of each candidate to the position of a Board member to the disclosed desirable profile and regarding their classification or not to the independence criteria and to this Policy. Such statement will be included in the Manual for Participation in the General Meeting, in the items dealing with the Management Proposal; (iii) In case of reelection of a member of the Board and the Committees, the Nomination Committee or the People, Compensation and Governance Committee, as applicable, shall take into account the result of the last annual assessment of each body, the attendance of the member at meetings, minimum percentage 75%, except in case of sick leave, and loss of independence or adherence to the aforementioned minimum qualifications, as applicable.

12.4 - Description of the arbitration clause for conflict resolution by means of arbitration

Vale's Bylaws provide that the Company, its shareholders, managers and the members of the Fiscal Council and Committees undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its regulation, all and any dispute or controversy that may arise between them, related or pursuant to their status as issuer, shareholders, managers and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, violation and its effects, of the provisions in Law 6.385/76, Law 6.404/76, the Company's Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of the capital market in general, in addition to those in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

Furthermore, the investiture of the members of the Board of Directors, the Executive Board and the members of the Fiscal Council is conditioned to the signature of the instrument of investiture, which must include that they are subject to the arbitration clause referred to in Article 53 of the Company's Bylaws described above, as well as compliance with the applicable legal requirements.

12.5 / 6 - Composition and professional experience of the administration and the fiscal council

Name	Date of Birth	Administration body	Election date	Term of office
CPF or passport number	Occupation	Elective position held	Date of office	Elected by the controller
Description of another position/job
Other positions and jobs performed at the issuer	Independent Member	Criterion used to determine independence	Number of Consecutive Mandates	% of participation of the member in meetings held after office
Maria Luiza de Oliveira Pinto e Paiva	07/14/1963	Belongs to the Executive Office only	03/15/2021	05/26/2024
129,079,488-06	Psychologist	Sustainability Executive Director	03/17/2021	No
N/A	N/A	N/A	1	N/A
Luciano Siani Pires	2/10/1970	Belongs to the Executive Office only	9/20/2021	5/26/2024
013.907.897-56	Mechanical Engineer	Business Strategy and Transformation Executive Director	11/1/2021	No
N/A	N/A	N/A	0	N/A
Luiz Eduardo Fróes do Amaral Osorio	4/9/1974	Belongs to the Executive Office only	03/15/2021	05/26/2024
026,000,007-80	Lawyer	Executive Director of Institutional Relations and Communications	03/18/2021	No
Coordinator of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	N/A	N/A	2	N/A
Alexandre Gomes Pereira	7/24/1969	Belongs to the Executive Office only	3/15/2021	5/26/2024
014.732.957.42	Mathematic	Executive Director of Business Support	3/18/2021	No
N/A	N/A	N/A	2	N/A
Marcello Magistrini Spinelli	11/23/1973	Belongs to the Executive Office only	03/15/2021	05/26/2024
197,378,918-30	Industrial Engineer	19 – Other Directors	03/18/2021	No
Ferrous Executive Director.
N/A	N/A	N/A	1	N/A
Carlos Henrique Senna Medeiros	8/1/1963	Belongs to the Executive Office only	3/15/2021	5/26/2024
048.556.228-69	Engineer	19 – Other Directors	3/18/2021	No
Coordinator of the Business Risk Executive Committee – Operational and the Business Risk Executive Committee – Geotechnical	N/A	Executive Director of Safety and Operational Excellence	1	N/A
N/A
Eduardo de Salles Bartolomeo	04/12/1964	Belongs to the Executive Office only	03/15/2021	05/26/2024
845.567.307-91	Engineer	10 – Chief Executive Officer	03/18/2021	No
N/A	N/A	N/A	2	N/A
Alexandre Silva D’Ambrosio	8/1/1962	Belongs to the Executive Office only	3/15/2021	5/26/2024
042.170.338-50	Lawyer	Legal Executive Officer	3/18/2021	No
Coordinator of the Business Risk Executive Committee – Compliance, and member of the Conduct and Integrity Committee	No	N/A	1	N/A
Marina Barrenne de Artagão Quental	04/18/1964	Belongs to the Executive Office only	03/15/2021	05/26/2024
772,073,197-20	Psychologist	People Executive Oficer	03/17/2021	No
Member of the Conduct and Integrity Committee	No	N/A	1	N/A
Gustavo Duarte Pimenta	6/20/1978	Belongs to the Executive Office only	9/20/2021	5/26/2024
035.844.246-07	Economist	Finance and Investor Relations Executive Director	11/1/2021	No
Coordinator of Business Risk Executive Committee - Strategic, Financial and Cybernetic Risk Executive Committee	No	N/A	0	N/A
Fernando Jorge Buso Gomes	06/06/1956	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
370,624,177-34	Bank	21 - Vice-Chairman of the Board of Directors	05/02/2022	No
Member of the Finance Committee and Member of the People, Remuneration and Governance Committee	No	N/A	5	97%
José Luciano Duarte Penido	3/8/1948	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
091.760.806-25	Mine Engineer	24 –Independent Chairman of the Board of Directors	4/30/2022	No

Independent Member of the Board of Directors, Coordinator of the Nomination Committee and Member of the People, Remuneration and Governance Committee	Yes	In the terms of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	3	100%
Eduardo de Oliveira Rodrigues Filho	08/20/1954	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
442,810,487-15	Civil Engineer	22 - Board of Directors (Effective)	05/02/2022	No
Member of the Operational Excellence and Risk Committee and Member of the People, Remuneration and Governance Committee	No	N/A	8	97%
Roger Allan Downey	4/1/1967	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
623.291.626-34	Administrator	27 - Board of Directors Independent (Effective)	4/29/2022	No
Coordinator of the Operational Excellence and Risk Committee and Member of the Innovation Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	3	100%
Murilo César Lemos dos Santos Passos	07/06/1947	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
269,050,007-87	Chemical Engineer	27 - Board of Directors Independent (Effective)	04/29/2022	No
Member of the Finance Committee and Audit Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	3	97%
Roberto da Cunha Castello Branco	7/20/1944	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
031.389.097-87	Executive and economist	27 - Board of Directors Independent (Effective)	05/02/2022	No
Coordinator of the Innovation Committee and Member of the Finance Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	1	100%
Ken Yasuhara	1/2/1978	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
234.081.558-44	Economist	22 - Board of Directors (Effective)	5/6/2022	No
Member of the Innovation Committee and Member of the Sustainability Committee	No	N/A	1	100%
Mauro Rodrigues da Cunha	11/6/1971	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
004,275,077-66	Economist	27 - Board of Directors Independent (Effective)	05/03/2022	No
Coordinator of the People, Remuneration and Governance Committee and Member of the Sustainability Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	1	100%
Rachel de Oliveira Maia	1/30/1971	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
143.363.438-45	Accountant	27 - Board of Directors Independent (Effective)	5/2/2022	No
Member of the Sustainability Committee and Member of the Audit Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	1	100%
Marcelo Gasparino da Silva	02/13/1971	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
807,383,469-34	Lawyer	27 - Board of Directors Independent (Effective)	04/30/2022	No
Coordinator of the Sustainability Committee and Member of the Operational Excellence and Risk Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	2	97%
Manuel Lino Silva de Sousa Oliveira	3/3/1952	Belongs only to Board of Directors only	4/29/2022	Until the Ordinary General Assembly Meeting 2023
717.221.071-97	Economist	27 - Board of Directors Independent (Effective)	4/30/2022	No

Coordinator of the Audit Committee and member of the Nomination Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	1	90%
Lucio Azevedo	12/05/1958	Belongs only to Board of Directors only	05/03/2021	Until the Ordinary General Assembly Meeting 2023
526,635,317-15	Railway / Machinist	22 - Board of Directors (Effective)	05/03/2021	No
Vale employee since 1985 as machinist, granted to the Union of the Workers in Railway Companies of the States of Maranhão, Pará and Tocantins.	No	N/A	3	68%
Daniel André Stieler	3/14/1965	Belongs only to Board of Directors only	04/29/2022	Until the Ordinary General Assembly Meeting 2023
391,145,110-53	Accountant	22 - Board of Directors (Effective)	05/03/2022	No
Coordinator of the Finance Committee and Member of the Nomination Committee	No	N/A	1	100%
André Viana Madeira	7/4/1985	Belongs only to Board of Directors only	5/3/2021	Until the Ordinary General Assembly Meeting 2023
076.512.086-09	Specialized Mechanic	23 - Board of Directors (Alternate)	5/3/2021	No
Member of the Operational Excellence and Risk Committee and Member of the Innovation Committee	No	N/A	0	100%
Esteves Pedro Colnago Junior	9/27/1973	Supervisory Board	04/29/2022	Until the Ordinary General Assembly Meeting 2023
611,417,121-72	Economist	44 – C.F. (Effective) Elected by Preferential shareholders	05/06/2022	No
N/A	N/A	N/A	0	0%
Adriano Pereira de Paula	10/13/1963	Supervisory Board	4/29/2022	Until the Ordinary General Assembly Meeting 2023
743.481.327-04	Economist	47 – C.F. (Alternate) Elected by Preferential shareholders	4/30/2022	No
N/A	N/A	N/A	0	0%
Márcio de Souza	05/06/1966	Supervisory Board	04/29/2022	Until the Ordinary General Assembly Meeting 2023
844.274.347-20	Bank	42 - C.F. Chairman Elected by Minor. Ordinary shareholders	05/03/2022	No
N/A	N/A	N/A	0	0%
Nelson de Menezes Filho	10/8/1956	Supervisory Board	4/29/2022	Until the Ordinary General Assembly Meeting 2023
756,878,878-49	Engineer	48 - C.F. (Alternate) Elected by Minor. Ordinary shareholders	04/30/2022	No
N/A	N/A	N/A	3	0%
Raphael Manhães Martins	2/8/1983	Supervisory Board	4/29/2022	Until the Ordinary General Assembly Meeting 2023
096.952.607-56	Lawyer	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	5/9/2022	No
N/A	N/A	N/A	7	100%
Adriana de Andrade Solé	7/27/1960	Supervisory Board	04/29/2022	Until the Ordinary General Assembly Meeting 2023
378.627.316-20	Electrical Engineer	48 - C.F. (Alternate) Elected by Minor. Ordinary shareholders	04/30/2022	No
N/A	N/A	N/A	1	0%

Heloísa Belotti Bedicks	8/25/1960	Supervisory Board	4/29/2022	Until the Ordinary General Assembly Meeting 2023
048.601.198-43	Economist	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	4/30/2022	No
N/A	N/A	N/A	0	0%
Rodrigo de Mesquita Pereira	10/20/1964	Supervisory Board	04/29/2022	Until the Ordinary General Assembly Meeting 2023
091,622,518-64	Lawyer	48 - C.F. (Alternate) Elected by Minor. Ordinary shareholders	05/03/2022	No
N/A	N/A	N/A	0	0%
Robert Juenemann	10/22/1965	Supervisory Board	4/29/2022	Until the Ordinary General Assembly Meeting 2023
426.077.100-06	Lawyer	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	4/30/2022	No
N/A	N/A	N/A	0	0%
Jandaraci Ferreira de Araujo	01/05/1973	Supervisory Board	04/29/2022	Until the Ordinary General Assembly Meeting 2023
730.397.645-00	Administrator	48 - C.F. (Alternate) Elected by Minor. Ordinary shareholders	5/7/2022	No
N/A	N/A	N/A	0	0%

Professional Experience/Statement of Any Convictions/Independence Criterion

Board of Directors

Maria Luiza de Oliveira Pinto e Paiva

129.079.488-06

Vale Sustainability Executive Director (since March 2021). Her main professional experience in the last 5 years includes: (i) Sustainability Executive Director of Suzano S.A. (from January 2019 to February 2021), publicly traded company from the forest-pulp and paper sector; (ii) Member of the Board of Directors of Rede Brasil Pacto Global, a third sector entity (between January 2020 and March 2021); (iii) Member of the Board of Directors of the Brazilian Business Council Sustainable Development, a third sector entity (between August, 2019 and March, 2021); (iv) Sustainability Executive Director of Fibria S.A. (from March 2015 to January 2019), publicly-held company in the forest– pulp sector. She graduated Psychology from Pontifícia Universidade Católica of the State of São Paulo (PUC-SP) in December 1986. Mrs. Maria Luiza de Oliveira Pinto e Paiva declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Maria Luiza de Oliveira Pinto e Paiva declared not to be a politically exposed person, as defined in the applicable regulation.

Luciano Siani Pires

013.907.897-56

Vale Business Strategy and Transformation Executive Director (since November 2021). He has already held the positions of (i) Non-independent Coordinator of the Business Risks Executive Committee – Strategic, Financial and Cybernetic (from August 2019 to October 2021); (ii) Chief Financial and Investor Relations Officer (from May 2013 to October 2021); (iii) Member of Vale´s Information Disclosure Committee (2012 to 2020); (iv) Alternate Member of the Board of Directors (2005 to 2007) and Permanent Member of the Financial Committee (from 2012 to 2015); (v) Global Strategic Planning Director (2008 to 2009 and in 2011); (vi) Global Human Resources Director (from 2009 to 2011); (vii) Executive Director of Finance, Procurement, Shared Services and Investor Relations (2012 to 2013); and (viii) Member of the Risk Management Committee (from 2012 to 2017). He was also effective member of the Board of Directors of Valepar S.A. (2007 to 2008), not publicly traded holding which controlled Vale until 08/14/2017, when it was incorporated by Vale, and (viii) Chairman of the Risk Executive Committee (from 2017 to July 2019). His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of VLI S.A. (since September 2017), company from the logistics branch; (ii) Member of the Board of Directors of The Mosaic Company (since January 2018), a company located in the United States of America, in the fertilizer branch. He graduated Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, in December 1991, and has MBA in Finance from Stern School of Business, of the New York University, graduated in May 2001. Mr. Luciano Siani Pires declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luciano Siani Pires declared not to be a politically exposed person, as defined in the applicable regulation.

Luiz Eduardo Fróes do Amaral Osorio

026.000.007-80

He is Executive Director of Institutional Relations and Communication at Vale (since March 2021) and non-independent Coordinator of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020). He was Director of Sustainability and Institutional Relations (from July 2017 to March 2021). His main professional experience in the last 5 years includes: (i) Legal and Institutional Relations Director Vice Chief Executive Officer of CPFL Energia S.A. (from May 2014 to July 2017), publicly-held company in the electric power sector; (ii) Member of the Board of Directors of CPFL Energias Renováveis S.A. (from October 2014 to January 2017), publicly-held company in the electric power sector; (iii) Vice-Chairman of the Board of Directors of Instituto CPFL (from July 2015 to July 2017), culture-incentive entity. He graduated Law from Pontifícia Universidade Católica do Rio de Janeiro in December 1998 and has a Master´s degree in Development Management from the American University of Washington, D.C. – School of International Service, graduated in May 2003. Mr. Luiz Eduardo Fróes do Amaral Osorio declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luiz Eduardo Fróes do Amaral Osorio declared not to be a politically exposed person, as defined in the applicable regulation.

Alexandre Gomes Pereira

014732957.42

He is Executive Director of Business Support of Vale (since August 2017). Started career as a trainee at Vale in 1992, where he also occupied the positions of Information Technology Director in the Base Metals sectors, Information Technology Global Services Director (from July 2009 to October 2011), Global CIO (from October 2011 to July 2017) and CIO Nickel Business (from February 2007 to July 2009). He graduated Mathematics/Computer Science from the State University of Rio de Janeiro – UERJ in December 1991, has a postgraduate degree in Business Management from Fundação Dom Cabral, graduated in December 1992, and Computer Networks from the Federal University do Espírito Santo – UFES, graduated in June 1996. He also has MBA in Business from Universidade de São Paulo – USP, graduated in December 2002. Mr. Alexandre Gomes Pereira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Alexandre Gomes Pereira declared not to be a politically exposed person, as defined in the applicable regulation.

Marcello Magistrini Spinelli

197.378.918-30

He is Executive Director of Ferrous Metals at Vale (since May 2019), where he had held the following positions since 2002: (i) Logistics Director (between October 2010 and June 2011); (ii) Commercial Logistics Director (between February 2007 and October 2010); (iii) Ports General Manager (between April 2005 and February 2007); (iv) General Manager of Commercial Logistics Contracts (between April 2002 and April 2005). His main professional experience in the last 5 years includes: (i) Chief Executive Officer (between July 2011 and May 2019) of VLI Logística, a leading company in railway and maritime logistics operations in Brazil; (ii) Chief Executive Officer (between February 2007 and April 2019) of FCA – Ferrovia Centro Atlântica; (iii) Member of the Board of Directors (between August 2011 and May 2019) of FNS – Ferrovia Norte e Sul; (iv) Officer (between November 2010 and May 2019) of VLI Multimodal S.A.; (v) Officer (between August 2011 and May 2019) of VLI Operação Ferroviárias Independente; and (vi) Officer (between October 2011 and May 2019) of VLI Soluções S.A. He graduated Production Engineering from Escola Politécnica of USP in December 1996, graduated Extension in Marketing from ESPM – Escola Superior de Propaganda in 2014, Senior Leadership Program from the Massachusetts Institute of Technology, in 2005, and Leadership Program from IMD Business School in 2007. Mr. Marcello Magistrini Spinelli declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcello Magistrini Spinelli declared not to be a politically exposed person, as defined in the applicable regulation.

Carlos Henrique Senna Medeiros

048.556.228-69

He is Vale's Executive Director of Safety and Operational Excellence (since June 2019), as well as a non-independent coordinator of the Business Risks Executive Committee - Operational (since August 2019) and the Business Risks Executive Committee - Geotechnical (since August of 2019). His main professional experience in the last 5 years includes: (i) Chief Executive Officer North and Central Americas of Ball Corporation (from June 2016 to June 2019), a company in the United States in the aluminum packaging business; (ii) Chief Executive Officer South America of Rexam plc (between October 2012 and May 2016), a company in England in the aluminum packaging business; and (iii) Chairman of the Board of Directors of Envases de Centro America (between September 2014 and June 2019), a company in Guatemala in the aluminum packaging business. He graduated Mechanical Engineering – Aeronautics from Instituto Tecnológico de Aeronáutica in December 1985, graduated specialization in Marketing from Escola Superior de Propaganda e Marketing in December 1997, as well as the Senior Executive Program from Stanford University in August 2001. Mr. Carlos Henrique Senna Medeiros declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Carlos Henrique Senna Medeiros declared not to be a politically exposed person, as defined in the applicable regulation.

Eduardo de Salles Bartolomeo

845.567.307-91

On April 29, 2019, he was reelected Chief Executive Officer of Vale, previously, he had been elected as acting Chief Executive Officer on March 2, 2019. In addition, he was a Permanent Member of the Information Disclosure Committee (from April 2019 to February 2020), Member of the Financial Committee (from April 2017 to December 2017) and Coordinator of the Operational Excellence and Risk Committee (former Compliance and Risk Committee) (from November 2017 to December 2017) and also held the positions of Member of the Board of Directors of Vale (from September 2016 to December 2017), Director of Logistics Operations (from January 2004 to June 2006), Executive Director of Logistics, Integrated Operations, Coal and Fertilizers (from February 2007 to May 2012) and member of the Strategic Committee (from September 2016 to April 2017), and held the following positions in companies in the Vale group: Executive Director of Base Metals at Vale Canada Ltd (from January 2018 to March 2019), Member of the Board of Directors of MRS (railway operations) (from July 2007 to July 2009), Member of the Board of Directors (from July from 2007 to October 2011) and Chairman of the Board of Directors (from April 2016 to April 2019) of Login – Logística Intermodal. He graduated Metallurgical Engineering from Universidade Federal Fluminense in January 1988, having studied MBA at Katholieke Universiteit Leuven - Belgium graduated in June 1993 and MBA at the Massachusetts Institute of Technology - USA graduated in June 2013. Mr. Eduardo de Salles Bartolomeo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo de Salles Bartolomeo declared not to be a politically exposed person, as defined in the applicable regulation.

Alexandre Silva D’Ambrosio

042.170.338-50

Mr. Alexandre Silva D’Ambrosio is Legal Executive Director at Vale (since March 2021), where he also holds the positions of non-independent member of the Conduct and Integrity Committee (since March 2018) and the Business Risk Executive Committee – Compliance (since August 2019). His main professional experience in the last 5 years includes: (i) Statutory Director of Vale International S.A. (since June 2018) (ii) Member of the Board of Directors of Vale Nouvelle Caledonie (from June 2018 and March 2021); (iii) Member of the Board of Directors of PT Vale – Indonesia (since June 2018); (iv) Member of the Board of Commissioners of PV Vale Indonesia (since June 2020); (v) Vale General Consultant (between March 2018 and March 2021), (vi) Vice-Chief Executive Officer of Banco Santander S.A. (between March 2016 and March 2018). He graduated Law from Universidade de São Paulo (in December 1984), graduated LLM (Master of Laws) from Harvard Law School (in July 1986) and MCL (Master Comparative Law – American Practice) – Juris Doctor Equivalent from National Law Center, George Washington University (in July 1989). Mr. Alexandre Silva D’Ambrosio declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Alexandre Silva D’Ambrosio declared not to be a politically exposed person, as defined in the applicable regulation.

Marina Barrenne de Artagão Quental

772.073.197-20

Mrs. Marina Barrenne de Artagão Quental is People Executive Director at Vale (since March 2021), where she also holds the position of non-independent member of the Conduct and Integrity Committee (since November 2017) and already held the position of People Director (since November 2017). Her main professional experience in the last 5 years includes: (i) Vice Chief Executive Officer of Human and Organizational Development (between January 2014 and November 2017) at Raízen, a company in the energy and agribusiness sector, joint venture between Royal Dutch Shell and Cosan; (ii) Chief Executive Officer of Fundação Raízen (between April 2014 and November 2017), a private non-profit organization providing assistance, education, professional training and culture; (iii) Vice-Chairman of the Deliberative Board of the Brazilian Association of Human Resources RJ (from 2013 to 2018), where she also holds the position of (iv) Member of the Deliberative Council (from 2019 to 2021). She graduated Psychology from PUC/RJ (in December 1986), graduated MBA from Fundação Dom Cabral (in December 2003). Mrs. Marina Barrenne de Artagão Quental declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Marina Barrenne de Artagão Quental declared not to be a politically exposed person, as defined in the applicable regulation.

Gustavo Duarte Pimenta

035.844.246-07

He is Executive Director of Finance and Investor Relations (since November 2021) and non-independent coordinator of the Business Risks Executive Committee – Strategic, Financial and Cyber (since November 2021) at Vale. His main professional experience in the last 5 years includes: (i) Vice Chief Financial Officer (CFO) (between January 2019 and October 2021) of The AES Corporation, in the energy sector in the United States; (ii) Alternate CFO (between February 2018 and December 2018) of The AES Corporation, in the energy sector in the United States; (iii) Vice Chief Financial Officer (between January 2014 and January 2018) of AES Mexico, Central America and the Caribbean, in the energy sector; (iv) Member of the Board of Directors (between February 2019 and October 2021) of AES Clean Energy, in the renewable energy sector in the United States; and (v) Independent Director (since January 2021) of J.M. Huber, a construction, food and chemical product company in the United States. He graduated Economic Sciences from the Federal University of Minas Gerais, in November 2002, and has Professional Master's Degree in Economics from Fundação Getúlio Vargas, completed in October 2013. Mr. Gustavo Duarte Pimenta declared, for all legal purposes, that, in the , , last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Gustavo Duarte Pimenta declared not to be a politically exposed person, as defined in the applicable regulation.

BOARD OF DIRECTORS

Fernando Jorge Buso Gomes

370.624.177-34

He is a Member (since April 2015) and Vice-Chairman of the Board of Directors of Vale (since January 2017), where he also holds the positions of non-independent Member of the Finance Committee (since April 2015, considering that he has been a Coordinator of the committee between December 2019 and April 2021 and between November 2021 to May 2022) and Non-independent member of the People, Remuneration and Governance Committee (since May 2021), and where he also held the positions of Coordinator of the People, Remuneration and Governance Committee (from May 2019 to April 2021), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017) , member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a non-publicly traded holding which controlled Vale until 08/14/2017, when it was incorporated into Vale, where he also held the position of Executive Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (since August 2020), Vice-Chairman of the Board of Directors (between April 2018 and October 2019) and Chairman of the Board of Directors (between October 2019 and April 2020) of Bradespar SA, a publicly traded company; (iii) Member of the Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), a private equity investment administration company, where he also held the positions of (iv) Executive Officer (from June 2016 to December 2018); (v) Chief Executive Officer of Antares Holdings Ltda., a holding of non-financial institutions (from April 2015 to April 2017); (vi) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); and (vii) Investor Relations Officer of Millennium Security Holdings Corp, holding (since October 2015). He graduated as Bachelor of Economic Sciences from Faculdades Integradas Bennett in June 1979. Mr. Fernando Jorge Buso Gomes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fernando Jorge Buso Gomes declared not to be a politically exposed person, as defined in the applicable regulation.

José Luciano Duarte Penido

091.760.806-25

He is an Independent Member (since May 2019) and Chairman of the Board of Directors (since May 2021), Independent Coordinator of the Nomination Committee (since May 2022, being right that he has held this position between January to April 2022); Independent Member of the People, Compensation and Governance Committee (since May 2021) at Vale, where he also held the positions of Independent Member of the Sustainability Committee (since May 2021 to May 2022), Coordinator of the Sustainability Committee (from May 2019 to April 2021) and member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly traded company in the field of planted forests and pulp and paper production; (ii) Independent member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly traded financial institution; (iii) Independent member of the Board of Directors of Copersucar S.A. (from May 2013 to June 2021), private company in the sugar and ethanol logistics and commercialization sector; (iv) Independent member of the Board of Directors of Química Amparo Ypê (from May 2013 to December 2019), a private company in the field of production and sale of household cleaning products; and (v) Independent member of the Board of Directors and the People Committee of Grupo Algar S.A., family holding company with businesses in telecommunications, farming, hospitality and entertainment (since 2015). He graduated Mining Engineering from the School of Engineering of the Universidade Federal de Minas Gerais (in December 1970). Mr. José Luciano Duarte Penido declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. José Luciano Duarte Penido declared not to be a politically exposed person, as defined in the applicable regulation. Mr. José Luciano Duarte Penido is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Eduardo de Oliveira Rodrigues Filho

442.810.487-15

He is a Member of Vale´s Board of Directors (since May 2019), where he also holds the positions of Non-Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Non-Independent Member of the People, Compensation and Governance Committee (since May 2022), where he also held the position of Non-Independent Member of the Sustainability Committee (from May 2021 to May 2022); Coordinator of the Operational Excellence and Risk Committee (from May 2019 to April 2021), and where he had also held the positions of member of the Governance and Sustainability Committee (from April 2015 to October 2017), Alternate Member of the Board of Directors of Vale SA (from 2008 to 2018), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experience in the last 5 years includes: (i) Effective member of the Board of Directors of Valepar S.A. (from May 2014 to August 2017), a privately traded holding company which controlled Vale until 08/14/2017, when it was incorporated into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. He graduated Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, in July 1978, and has a postgraduate degree in Transporting Planning from the University of Westminster, graduated in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Roger Allan Downey

623.291.626-34

He is a Independent Member of Vale´s Board of Directors (since December 2019), where he also holds the positions of Independent Coordinator of the Operational Excellence and Risk Committee (since May 2021) and Independent Member of the Innovation Committee (since May 2021), and where he had also held the positions of (i) Member of the Operational Excellence and Risk Committee (from January 2020 to April 2021); and Vale Executive Director responsible for the business area, related to the coal, fertilizers and strategy area (between May 2012 and June 2017). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Tupy S.A. (from May 2021 to April 2022), a publicly traded company from the metallurgy branch; (ii) Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação S.A. (between March 2019 and November 2020), a company in Brazil in the fertilizers and animal nutrition area, where he holds the position of (iii) Member of the Board of Directors (since October 2018) of PrimaSea - Fertimar Mineração e Navegação S.A.; and (iv) Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a company which was a member of Vale's economic group at that time, from the fertilizer sector. He graduated Business Administration from the Australian National Business School in February 2003 and completed a Master´s degree in Business Administration from the University of Western Australia in April 2003. Mr. Roger Allan Downey declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roger Allan Downey declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Roger Allan Downey is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Murilo César Lemos dos Santos Passos

269.050.007-87

He is an Independent Member of Vale´s Board of Directors ( since December 2019), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Member of the Audit Committee (since October 2021) and where he also held the positions of Independent Member of the Nomination Committee (from January to April 2022) and member of Vale Finance Committee (from January 2020 to April 2021). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Odontoprev S.A., a company in the dental plan sector (since April 2008); (ii) Chairman of the Board of Directors of São Martinho S.A., a company in the sugar-energy sector (since 2020), where he also held the position of Member of the Board of Directors (from 2006 to 2020); (iii) Member of the Board of Directors (from 2019 to 2021) of Suzano Holding S.A., a holding company in the pulp and paper sector, where he also held the positions of (iv) Member of the Management Committee (from 2006 to 2019); and (v) Coordinator of the Audit Committee (from 2019 to 2021); (vi) Chairman of the Board of Directors of CPFL Energia, a company in the energy sector (between 2010 and 2017); (vii) Chairman of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and service concession company (between 2017 and 2018); and (viii) Chairman of the Board of Tegma Gestão Logística, a company in the logistics sector (since April 2017). He graduated Chemical Engineering from Universidade Federal do Rio de Janeiro in July 1971. Mr. Murilo César Lemos dos Santos Passos declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Murilo César Lemos dos Santos Passos is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Roberto da Cunha Castello Branco

031.389.097-87

He is an Independent Member of Vale´s Board of Directors (since May 2021), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Coordinator of the Innovation Committee (since May 2021), where he has also held the positions of Independent Member of the Nomination Committee (from January to April 2022) and Director (from 2003 to 2014). His main professional experience in the last 5 years includes: (i) Chairman and member of the Board of Directors of Petrobras (from May 2015 to April 2016 and from January 2019 to April 2021), a publicly traded company in the oil and natural gas exploration and production sector; (ii) Director of the Center for Studies in Economic Growth and Development at Fundação Getúlio Vargas (from August 2014 to December 2018); (iii) member of the Board of Directors of Invepar S.A. (from May 2017 to December 2018), private urban mobility and transport infrastructure administration company; (iv) Member of the Board of Directors of GRU Airport, airport administrator (between May and December 2018); (v) Member of the CEO Steering Committee of the Oil and Gas Climate Initiative (OGCI) and the US Brazil CEO Forum (from January 2019 to April 2021; (vi) Vice Chairman of the Board of Directors of Omega Energia, wind and solar power generation company (since December 2021) and (vii) Director of 3R Petroleum, oil and natural gas producer, and Chairman of Board of Directors (since April of 2022). Elected by Exame magazine in 2021 as one of the 100 business leaders in Brazil with the best reputation, Best CEO of the Latin American Oil and Gas Industry, Latin Finance 2020, Minas Gerais Economist of the Year in 2019, Mercado Comum magazine. He graduated Economics from Faculdade de Economia e Finanças do Rio de Janeiro in December 1971, holds a master's degree in Economics from Escola de Pós Graduação em Economia (EPGE) of Fundação Getúlio Vargas (FGV), graduated in July 1974, PhD in Economics from Escola de Pós Graduação em Economia (EPGE) at Fundação Getúlio Vargas (FGV), completed in July 1977, and Post Doctoral Fellow from the University of Chicago, completed in August 1979. He also has executive training at Sloan School of Management (MIT), International Institute For Management Development (IMD) and Chicago Booth School of Business, completed in 2004, 2007 and 2012, respectively. Mr. Roberto da Cunha Castello Branco declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roberto da Cunha Castello Branco declared that he was a politically exposed person, as defined in the applicable regulation, due to his position of President of Petrobras, a company controlled by the Federal Government, between January 2019 and April 2021. Mr. Roberto da Cunha Castello Branco is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Ken Yasuhara

234.081.558-44

He is a Member of Vale´s Board of Directors (since May 2021), where he also holds the position of non-independent Member of the Sustainability Committee (since May 2022) and non-independent member of the Innovation Committee (since May 2021), and where he had also held the position member of the Finance Committee (from June 2020 to April 2021) and the position of Alternate Member of the Board of Directors (from December 2019 to April 2021). His main professional experience in the last 5 years includes: (i) Director, General Manager, Minerals and Metals Unit of Mitsui & Co. (Brasil) S.A. (since October 2019), company in Brazil in the commerce branch, where he has also held the position of (ii) Supervisory Director, Alternate General Manager, Mineral Resources and Metals Unit, Brazil (between June 2018 and October 2019) ; and (iii) Alternate member of the Board of Directors, member of the Finance Committee and the Technical Committee of Alumina do Norte do Brasil (between June 2018 and September 2019), a mining company in Brazil. He graduated Policy Management from Keio University, Japan, in March 2001. Mr. Ken Yasuhara declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ken Yasuhara declared not to be a politically exposed person, as defined in the applicable regulation.

Mauro Rodrigues da Cunha

004.275.077-66

He is an Independent Member of Vale´s Board of Directors (since May 2021), where he also holds the positions of Independent Coordinator of the People, Remuneration and Governance Committee (since May 2021) and Independent Coordinator of the Sustainability Committee (since May 2022), where he has already held the position of Independent Member of the Audit Committee (since May 2021 to May 2022). His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of Caixa Econômica Federal (between March 2019 and October 2020); (ii) President of AMEC - Association of Capital Market Investors (between March 2012 and August 2019); (iii) Member of the Board of Directors of Eletrobras, a publicly-held company in the electric power sector (between March 2018 and March 2021) having also chaired the Statutory Audit Committee (between May 2018 and March 2021); (iv) Member of the Board of Directors of Totvs, in the software development sector (from April 2016 to April 2022), where he also held the positions of Member of the Audit Committee, the People and Remuneration Committee and the Governance and Nomination Committee; (v) Member of the Board of Directors of brMalls, shopping mall administration company (since April 2016), where he also holds the position of Coordinator of the Audit and Risk Committee; (vi) Member of the Board of Directors of Klabin, a paper producer and exporter (since April 2019); In addition, he was an Independent Member of the Board of Directors of Petrobras, a publicly-held company in the oil and natural gas exploration and production sector (between 2013 and 2015) and Chairman of the Board of Directors of IBGC, a non-profit organization focused on the development of best practices of Corporate Governance in Brazil (between 2008 and 2009) and member of the Board of Directors of several companies. He graduated Economics from Pontifícia Universidade Católica of Rio de Janeiro in December 1992 and has MBA from the University of Chicago (Chicago Booth School of Business), graduated in June 1998, and CFA (Chartered Financial Analyst) designation since 1997. Mr. Mauro Rodrigues da Cunha declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Mauro Rodrigues da Cunha declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Mauro Rodrigues da Cunha is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Rachel de Oliveira Maia

143.363.438-45

She is an Independent Member of Vale´s Board of Directors (since May 2021), where she also holds the positions of Independent Member of the Sustainability Committee (since May 2021) and Independent Member of the Audit Committee (since May 2022). Her main professional experience includes: (i) Founder and CEO of RM Consulting, focus on S of ESG and Leadership (since April 2018); (ii) CEO of Lacoste S.A. (Brazil), luxury apparel company (between October 2018 and September 2020); (iii) CFO of Tiffany & Co. Brazil, jewelry sector (between April 2001 and October 2008); (iv) CEO of Pandora Brasil, jewelry sector (between April 2010 and April 2018); (v) Member of the General Council of the Danish Consulate (from April 2014 to November 2020); (vi) Member of the Danish Chamber of Commerce (from April 2014 to November 2020); (vii) Member of the President's Committee of the American Chamber of Commerce (Amcham) (from April 2016 to October 2019); (viii) Member of the Institute for Retail Development (from 2016 to 2018); (ix) Member of the Group Women of Brazil (since 2020); (x) Member of the Economic and Social Committee of the Development Council (since 2018); (xi) Independent Member of the Board of Directors of Banco do Brasil (since May 2021); (xii) Independent Member of the Board of Directors of CVC Corp (since March 2021), travel group in Latin America; (xiii) Independent Member of the Board of Directors of Grupo Soma (since December 2020), working in the clothing retail business; (xiv) Administrative Consultant of Sumup (between December 2020 and December 2021), mobile payment company; (xv) Diversity and Inclusion Advisor at Carrefour (since November 2020), supermarket chain; (xvi) Chairman of the UNICEF Advisory Board (between October 2019 and September 2021), pro bono work; (xvii) Americas Council of the Executive Leadership Group (ELG) (between January 2013 and March 2018). She volunteered for 8 years for needy families in many of the most challenging regions of Brazil and Sociedade dos Vicentinos (from 1991 to 1999). Rachel founded, in December 2018, a non-profit organization, CAPACITA-ME, which trains students and professionals from poor communities in São Paulo. She graduated Accounting from Centro Universitário FMU in December 1996 and holds MBA from Fundação Getúlio Vargas (FGV), graduated in February 2018; in addition, she has the following courses: general management training at the University of Victoria, British Columbia, Canada (in 2001), Harvard Business School Executive Education Negotiation & Leadership (done in 2014); FIA - Fundação Instituto de Administração Master of Business Administration, Finance Executive (between 2006 and 2007); University of Victoria English Language and Leadership Program, General Management (between 2000 and 2001); and Saint Paul SEER: Advanced Program for CEOs, Board Members and Presidents (held in 2021). Mrs. Rachel de Oliveira Maia declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Rachel de Oliveira Maia declared not to be a politically exposed person, as defined in the applicable regulation. Mrs. Rachel de Oliveira Maia is an independent member of the Board of Directors and the committees of the Company described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Committees’ Internal Regulations, respectively.

Marcelo Gasparino da Silva

807.383.469-34

He is an Independent Member of Vale´s Board of Directors (since April 2020), where he also holds the positions of Independent Coordinator of the Committee (since May 2021) and Independent Member of the Nomination Committee (since May 2022), where he also held the positions of Independent Member of the Operational Excellence and Risk Committee (since May 2021 to May 2022), member of the Sustainability Committee (between June 2020 and April 2021), Alternate independent member of the Board of Directors (between May 2019 and April 2020 ) and Alternate member of the Board of Directors (between May 2016 and April 2017). He graduated Law from Universidade Federal de Santa Catarina in January 1995, completed a postgraduate degree in Corporate Tax Administration from Fundação ESAG – ÚNICA in 2000. He has executive training in mergers and acquisitions at London Business School, and CEO FGV (IBE/FGV/IDE). Professor at Fundação ENA – Government School for certification of administrators of state-owned companies and private-public companies. He has been a Board Member Certified by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010. Mr. Marcelo Gasparino da Silva declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcelo Gasparino da Silva declared that he was a politically exposed person due to his Positions of (i) Director of Eletrobras (from April 2016 to April 2017); (ii) Member of the Board of Directors of CEMIG (since 2016); (iii) Member of the Board of Directors of CELESC (from April 2018 to April 2019); (iv) Member of the Fiscal Council of Petrobras (from May 2019 to April 2021); and (v) Member of the Board of Directors of Petrobras (from April 2021 to May 2021, and since August 2021). Mr. Marcelo Gasparino da Silva is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Manuel Lino Silva de Sousa Oliveira

717.221.071-97

He is an Independent Member of Vale´s Board of Directors (since May 2021), where he was also holds the positions of Independent Coordinator of the Audit Committee (with election in May 2021 and position held since August 2021) and Independent Member of Nomination Committee (since May 2022), and where he already held the position of Independent Member of the People, Remuneration and Governance Committee (with election in May 2021 and position held between August 2021 and May 2022). His main professional experience in the last 5 years includes: (i) Non Executive Director (since May 2022) and Chairman (since June 2022) of the Board of Directors of Jubilee Metals Group PLC, a publicly traded company in the field of natural resources and mining listed on the London Stock Exchange; (ii) Senior Independent Member of the Board of Directors of Antofagasta PLC, a publicly traded company in the natural resources and mining branch (between October 2011 and August 2021); (ii) Senior Independent Member of the Board of Directors of Polymetal International PLC, a publicly traded company in the gold and silver mining branch (from April 2018 to March 2022); and (iv) Independent Member of the Board of Directors of Blackrock World Mining Investment Trust PLC, a British mining investment company (between February 2020 and July 2021). He graduated Accounting and Business Economics from the University of Natal-Durban, South Africa, in December 1973, where he also graduated specialization in Accounting Theory in December 1975. He also completed specializations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa (in August 1978) and the Institute of Chartered Management Accounts of the United Kingdom (in October 1988). Mr. Manuel Lino Silva de Sousa Oliveira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Manuel Lino Silva de Sousa Oliveira declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Manuel Lino Silva de Sousa Oliveira is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Lucio Azevedo

526.635.317-15

He is a Member of Vale´s Board of Directors (since April 2015) and an Employee of Vale S.A. (since 1985), holding the position of machinist. His main professional experience in the last 5 years was President of the Union of the Workers in Railway Companies of the States of Maranhão, Pará and Tocantins (from 2013 to June 2021), a class entity. Mr. Lucio Azevedo has not completed high school degree. Mr. Lucio Azevedo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Lucio Azevedo declared not to be a politically exposed person, as defined in the applicable regulation.

Daniel André Stieler

391.145.110-53

He is a Member of Vale´s Board of Directors (since November 2021), where he also holds the position of Non-independent Coordinator of the Financial Committee (since May 2022, being right that he already held the position of Member of the Committee since November 2021) and Non-independent Member of the Nomination Committee (position that he had already occupied from January to April 2022). Professional experience in the last 5 years: (i) President of the Employees Pension Fund of Banco do Brasil - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the Economus Instituto de Seguridade Social, a complementary social security entity, where he also served as Chairman of the Deliberative Board (from July 2020 to January 2021) and as a Member of the Fiscal Council (from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (from April 2020 to April 2022); (iv) Member of the Board of Directors (from April 2020 to October 2021) of Livelo S.A., a company in the benefits, corporate expenses and incentives management sector; (v) Statutory Controlling Officer (from July 2019 to January 2021) of Banco do Brasil S.A., commercial bank; (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Member of the Accounting Affairs Committee of Financial Institutions of the Brazilian Banks Federation - Febraban (from 2009 to 2019); (viii) Executive Manager of the Accounting Disclosure Management of Conglomerate Banco do Brasil in the Accounting Board of Banco do Brasil S.A. (from March 2009 to June 2019); (ix) Member of the Deliberative Board of Universidade Corporativa da Previdência Complementar – UniAbraap, complementary social security (from February to June 2021); and (x) Member of the Deliberative Board of the Brazilian Association of Closed Private Social Security Entities – ABRAPP (since July 2021); (xi) Member of the Board of Directors of Tupy S.A. (since April 2022). He graduated Accounting from the Universidade Federal de Santa Maria – UFSM in September 1989, a postgraduate degree in Financial Administration from Fundação Getúlio Vargas – FGV in November 1998, MBA in Auditing from Fundação Getúlio Vargas – FGV in November 2000, and MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI in October 2003. Mr. Daniel André Stieler declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Daniel André Stieler declared that he was a politically exposed person, as defined in the applicable regulation, due to the his position of Statutory Director of Banco do Brasil S.A., a private-public company, which the Federal Government of Brazil has share in (between 2019 and 2021).

André Viana Madeira

076,512,086-09

He is a Alternate Member of Vale´s Board of Directors (since May 2021), where he also holds the position of Non-Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Non-Independent Member of the Innovation Committee (since May 2022). He graduated Law from Centro de Ensino Superior de Itabira, in December 2009, and Theology from Escola Bíblica Permanente Sião - EBPS in July 2006, he is also studying Law at Centro Universitário FUNCESI in the city of Itabira. Mr. André Viana Madeira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. André Viana Madeira declared to have been a politically exposed person for having held the position of city councilor in the city of Itabira/MG (from January 2017 to December 2020).

FISCAL COUNCIL

Esteves Pedro Colnago Junior

611.417.121-72He is an Effective Member of Vale's Fiscal Council (since April 2022). His main professional experience in the last 5 years includes: (i) Special Secretary for the Treasury and Budget of the Ministry of Economy, federal public administration (since October 2021); (ii) Member of the Fiscal Council of the Social Service of Commerce – SESC (from July 2021 to December 2021); (iii) Head of Special Advisory for Institutional Relations at the Ministry of Economy, federal public administration (from January 2020 to October 2021); (iv) Alternate Special Secretary for Finance at the Ministry of Economy, federal public administration (from January 2019 to January 2020); (v) State Minister of the Ministry of Planning, Development and Administration, federal public administration (from April 2018 to December 2018); (vi) Executive Secretary of the Ministry of Planning, Development and Administration, federal public administration (from April 2017 to April 2018); (vii) Alternate Executive Secretary of the Ministry of Planning, Development and Administration, federal public administration (from May 2016 to April 2017). He graduated Economic Sciences from the University of Brasília in September 1996 and has a master's degree in Economics from the same institution, graduated in June 2004. Mr. Esteves Pedro Colnago Junior declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Esteves Pedro Colnago Junior declared, for all legal purposes, to be a politically exposed person, due to the position of Special Secretary of the Treasury and Budget of Ministry of Economy.

Adriano Pereira de Paula

743.481.327-04

He is Alternate Member of Vale's Fiscal Council (since April 2022). His main professional experiences in the last 5 years include Undersecretary (since August 2016) at the Ministry of Economy (federal public administration) He graduated Economic Sciences from Centro de Ensino Unificado de Brasília in March 1986, graduated post-graduation in Public Sector Economics from Fundação Getúlio Vargas in the Federal District in March 2000 and MBA in IT Management - latu sensu from Fundação Universa/Católica in Brasília, graduated in March 2007. Mr. Adriano Pereira de Paula declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Adriano Pereira de Paula declared, for all legal purposes, that he is not a politically exposed person, as defined in the applicable regulations.

Márcio de Souza

844.274.347-20

He is the Chairman of Vale's Fiscal Council (since May 2022, and he was elected as a member since April 2022). His main professional experience in the last 5 years includes: (i) Director of Administration of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (since June 2018), where he has held /holds also the positions of (ii) Executive Benefits Manager (December 2012 to May 2018) and (iii) Data Processing Officer – DPO (since March 2020); (iv) Member of the Board of Directors (from April 2019 to April 2021) of Embraer – Empresa Brasileira de Aeronáutica S.A, a publicly-held company in the aerospace sector, where he has also held the position of (v) Member of the Audit, Risks and Ethics Committee (from April 2019 to April 2021); (vi) Member of the Board of Directors (since August 2021) of Neoenergia, a publicly held company in the energy sector, where he also holds the position of (vii) Member of the Remuneration and Succession Committee (since September 2021). He graduated Law from Universidade Católica de Petrópolis – UCP in January 1989, holds MBA in Project Management from Fundação Getúlio Vargas, graduated in August 2009, as well as a specialization in Executive Development from Insper – Instituto de Ensino e Pesquisa, graduated in September 2017. He has CPA-20 certification by Anbima (since November 2014), and Certification as a Manager with emphasis on Administration by ICSS – Institute for the Certification of Social Security Professionals (since July 2016). Mr. Márcio de Souza declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Márcio de Souza declared not to be a politically exposed person, as defined in the applicable regulation.

Nelson De Menezes Filho

756.878.878-49

He is Alternate Member of Vale's Fiscal Council (since May 2019). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Beta Securitizadora S.A. (between May 2016 and January 2019), service and financial sector company; (ii) Director of BANIF – Banco Internacional do Funchal S.A. (between February 2016 and August 2017), a company in the services and financial sector, where he was also Chief Auditor (between October 2012 and February 2016); (iii) Director of BANIF – Banco de Investimento S.A. (between February 2016 and August 2017), a company in the services and financial sector, where he was also Chief Auditor (between October 2012 and February 2016); and (iv) Chairman of the Audit Committee of COOPERFORTE – Cooperativa de Economia e Crédito (since October 2018), working in the services and financial sector. He graduated Metallurgical Engineering from FEI – Faculdade de Engenharia Industrial in June 1980 and graduated MBA in Audit from FIPECAFI/USP in July 1998. Mr. Nelson de Menezes Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Nelson de Menezes Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Raphael Manhães Martins

096.952.607-56

He is an Effective Member of Vale's Fiscal Council (since April 2015). His main professional experience in the last 5 years includes: (i) Partner/Lawyer at Faoro Advogados, law firm (since April 2010); (ii) Member of the Board of Directors of Oi S.A., a telecommunications company (since April 2021); (iii) Effective Member of the Fiscal Council of Companhia Paranaense de Energia - COPEL, energy company (since April 2021); i(v) Effective Member of the Fiscal Council of Oi S.A., a telecommunications company (from 2019 to 2021); (v) Member of the Board of Directors of Eternit S.A., a publicly-held company in the construction materials sector (from April 2015 to April 2020); (vi) Member of the Board of Directors (from 2019 to 2020) and Effective Member of the Fiscal Council (from 2014 to 2019) of Light S.A., a publicly-held company in the electric power sector; (vii) Member of the Board of Directors of Fibria Celulose S/A, a pulp company (from 2016 to 2017); (viii) Chairman of the Fiscal Council (from August 2019 to April 2020) of companies controlled by JHSF Participações S.A., a Brazilian company operating in the shopping mall, real estate development, hotel and gastronomy sectors. Member of the Fiscal Council Certified by IBGC in the CCF IBGC category. He graduated Law from the State University of Rio de Janeiro – UERJ in December 2006. Mr. Raphael Manhães Martins declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Raphael Manhães Martins declared not to be a politically exposed person, as defined in the applicable regulation.

Adriana de Andrade Solé

378.627.316-20

He is Alternate Member of Vale's Fiscal Council (since May 2021). Her main professional experience in the last 5 years includes: (i) Member of the Board of Directors (since July 2020) of SCGAS - Companhia de Gás de Santa Catarina, a publicly-held company in the Piped Gas Distribution sector; (ii) Member of the Advisory Board (since January 2019) of Editora Fórum, Legal Publishing House for Law and related areas; (iii) Founding Partner of Tradecon Ltda (since 1999), a consulting firm. She graduated Electrical Engineering from Pontifícia Universidade Católica de Minas Gerais in July 1986; has specialization in Economic Engineering from Fundação Dom Cabral – FDC, graduated in December 1996; Executive MBA in Business Management, from Fundação Getúlio Vargas – FGV, graduated in December 2001; and a higher degree in Spanish from the University of Salamanca, obtained in July 2003; she has been an IBGC certified board member since 2010. Mrs. Adriana de Andrade Solé declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Adriana de Andrade Solé declared not to be a politically exposed person, as defined in the applicable regulation.

Heloísa Belotti Bedicks

048.601.198-43

He is an Effective Member of Vale's Fiscal Council (since April 2022). Her main professional experience in the last 5 years includes: (i) Member of the Board of Directors of the National Bank for Economic and Social Development – BNDES (since March 2020); (ii) Member of the Board of Directors of Grupo MAPFRE, specialist in the insurance, financial, health and assistance sector (since June 2019); (iii) Member of the Fiscal Council of Braskem (from May 2020 to April 2022), publicly-held company in the chemical and petrochemical sector; (iv) Member of the Fiscal Council of Fundação Boticário (since April 2020), a non-profit organization maintained by Grupo Boticário; (v) Member of the Audit Committee of Brasilseg (since September 2020), a company of BB Seguros, a holding company that concentrates the insurance business of Banco do Brasil; (vi) Voluntary member of the UN Global Compact, GRI and Open Doors Mission boards (since 2020); (vii) General Director of the Brazilian Institute of Corporate Governance – IBGC (between April 2001 and January 2020); (viii) Member of the Board of the Association of Supporters of the Acquisitions and Mergers Committee – ACAF (B3, Anbima and IBGC) (between 2015 and 2019); (ix) Board member of ICGN – International Corporate Governance Network (between 2012 and 2014), an institution which gathers the largest pension and investment funds in the world, headquartered in London; (x) President of ICGLA – Network of Institutes of Corporate Governance in Latin America (between 2012 and 2014); (xi) Member of the Board of MAPFRE Seguradora de Garantias e Créditos S.A. (between 2000 and 2012); (xii) Member of the Advisory Board of the Ethical Fund of ABN AMRO Asset Management (between 2002 and 2010); (xiii) Member of the Advisory Board of the Center for Sustainability Studies of Fundação Getúlio Vargas (between 2002 and 2006); and (xiv) member of the Advisory Board of the Corporate Sustainability Index (ISE) of the BMF&Bovespa (between 2005 and 2010). She graduated Economics from the State University of Campinas – Unicamp in 1983, and Accounting Sciences from Pontifícia Universidade Católica de Minas Gerais in 1985; she has specialization in Corporate Governance, from Yale University, graduated in 2003, and Board of Directors from the Chicago University, graduated in 2007; as well as a master's degree in Business Administration from Universidade Mackenzie, graduated in 2008. She has IBGC certification for Board of Directors, Fiscal Council and Audit Committee. Mrs. Heloisa Belotti Bedicks declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Heloísa Belotti Bedicks declared not to be a politically exposed person, as defined in the applicable regulation.

Rodrigo de Mesquita Pereira

091.622.518-64

He is Alternate Member of Vale's Fiscal Council (since April 2022). His main professional experience in the last 5 years includes: (i) Lawyer and partner at Mesquita Pereira, Almeida e Esteves Advogados (between August 2001 and May 2018); (iii) Lawyer and partner at Alves Ferreira & Mesquita Sociedade de Advogados (since November 2019); (iv) Alternate Member of the Fiscal Council (from April 2018 to April 2019) of Petrobras – Petróleo Brasileiro S/A, a publicly-held company in the oil and natural gas production sector; where he also held/holds the positions of (v) Member of the Board of Directors (since August 2020); (vi) Member of the Statutory Audit Committee (since August 2020); (vii) Member of the Minority Committee (since August 2020); and (viii) Member of the Safety, Environment and Health Committee (since August 2020). Graduated Law from Universidade de São Paulo Law School in January 1988, graduated a postgraduate degree in Diffuse and Collective Rights from Pontifícia Universidade Católica de São Paulo in 2016, MBA in Business Management from EBAPE of Fundação Getúlio Vargas in 2005 , specialization in Consumer Contracts and Economic Activity in 2009 and in Capital Markets – Legal Aspects in 2013 from Fundação Getúlio Vargas Law School. Mr. Rodrigo de Mesquita Pereira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rodrigo de Mesquita Pereira declared not to be a politically exposed person, as defined in the applicable regulation.

Robert Juenemann

426.077.100-06

He is an Effective Member of Vale's Fiscal Council (since April 2022), having held this position between April 2017 and April 2018. His main professional experience in the last 5 years includes: (i) Founding partner of Robert Juenemann Advocacia (since 1999); (ii) Member of the Board of Directors (between 2014 and 2018) of IBGC – Brazilian Institute of Corporate Governance; (iii) Member of the International Council on Ethical Practices for the Accounting and Auditing Profession (IESBA) (between January 2016 and December 2020); (vi) Alternate Member of the Fiscal Council of Petrobrás S.A., a publicly-held company in the oil and natural gas production sector (in 2021); (vii) Alternate Member of the Fiscal Council of Eletrobrás S.A., a publicly held company in the electricity sector (from 2020 to 2021); (viii) Member of the Technology, Strategy and Innovation Committee of Banco do Brasil (in 2021); (ix) Member of the Board of Directors and Coordinator of the Audit Committee of Cortel Holding S.A. (from October 2020 and May 2022); (x) Member of the Fiscal Council of Raia Drogasil S.A., a publicly-held company in the pharmaceutical retail sector (between April 2020 and April 2021); (xi) Member of the Fiscal Council of AES Tietê Energia S.A., a publicly held company in the electric power sector (between July 2018 and July 2020); (xii) Alternate Member of the Fiscal Council of Banco do Brasil S.A. (between April 2019 and April 2020); and (xii) Member of the Fiscal Council of JBS S.A. (between April 2018 and April 2019), a publicly-held company in the meatpacking sector. He graduated Law from Pontifícia Universidade Católica do Rio Grande do Sul in 1988, graduated a postgraduate degree in Civil Procedural Law also from Pontifícia Universidade Católica do Rio Grande do Sul in 1995 and strategic planning from ESPM/RS in 1995. He specialized in arbitration at the University of Santa Cruz – UNISC in 2020 and in Tax Law and Procedure at Escola Superior do Ministério Público do Estado do Rio Grande do Sul in 2021. He is certified as Board of Directors member by IBGC in March 2016, renewed in March 2020 and as a member of the Fiscal Council, in the experience modality, in October 2020. Conflict Mediator certified by CEDR – Center for Effective Dispute Resolution – London, United Kingdom, in 2011. Mr. Robert Juenemann declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Robert Juenemann declared not to be a politically exposed person, as defined in the applicable regulation.

Jandaraci Ferreira de Araújo

790.397.645-00

He is Alternate Member of Vale's Fiscal Council (since April 2022). His main professional experience in the last 5 years includes: (i) Chief Financial Officer of 99 Jobs.com, a startup that provides a labor relationship platform (since January 2022); (ii) Head of the Sustainable Development & Social Programs (between November 2020 and December 2021) of Santander Brasil, an authorized public company in the banking sector; (iii) Undersecretary of Entrepreneurship, Micro, Small and Medium Companies (between February 2019 and October 2020) of the Government of São Paulo; (iv) Executive Officer (between February 2019 and October 2020) of Banco Do Povo Paulista; (v) Founding Partner and Financial Administrative Director (between July 2015 and January 2019) of BP9 Comércio e Representações Ltda, a B2B digital retail company; (vi) member of the Board of the Chamber of Commerce of São Paulo; (vii) Member of the advisory board of CIEE-SP (Center for Business-School Integration), a non-profit civil association governed by private law (between January 2021 and February 2022); (viii) Member of the Board of Directors (since April 2021) of Kunumi S.A., a software company. She is a Metallurgy technician from CEFET – BA since 1994. She graduated Marketing from Centro Universitário da Cidade in 2003; graduated Executive MBA in Administration from the Business School of São Paulo in 2006 and Fundação Dom Cabral in 2019, and MBA in Finance, Controlling and Audit from Fundação Getúlio Vargas in 2013. Mrs. Jandaraci Ferreira de Araújo declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Jandaraci Ferreira de Araújo declared not to be a politically exposed person, as defined in the applicable regulation.

12.7 / 8 - Composition of the statutory committees and the audit, finance and remuneration committees

Name	Type of Committee	Elective position held	Occupation	Election date	Term of office
CPF or passport number	Description of other committees/Description of other positions held	Number of Consecutive Mandates	Date of Birth	Date of Office	% of participation of the member in meetings held after office
Other positions/jobs performed at the issuer		Independent Member	Criterion used to determine independence
Gustavo Duarte Pimenta	Other Committees	Coordinator	Economist	11/1/2021	Undetermined
035.844.246-07	Business Risk Executive Committee -– Strategic, Financial and Cybernetic.	0	6/20/1978	11/1/2021	100%
Finance and Investor Relations Chief Executive Director		No	N/A
Carlos Henrique Senna Medeiros	Other Committees	Coordinator	Engineer	8/22/2019	Undetermined
048.556.228-69	Business Risk Executive Committee - Operational	0	08/01/1963	08/22/2019	60%
Executive Director of Safety and Operational Excellence and coordinator of the Business Risks Executive Committee – Geotechnical		No	N/A
Carlos Henrique Senna Medeiros	Other Committees	Coordinator	Engineer	8/22/2019	Undetermined
048.556.228-69	Business Risk Executive Committee– Geotechnical	0	8/1/1963	8/22/2019	80%
Executive Director of Safety and Operational Excellence and coordinator of the Business Risks Executive Committee- Operational		No	N/A
Alexandre Silva D’Ambrosio	Other Committees	Committee Member (Effective)	Lawyer	3/19/2018	Undetermined
042.170.338-50	Conduct and Integrity Committee	0	08/01/1962	03/19/2018	77%
Legal Executive Director and coordinator of the Business Risk Executive Committee – Compliance		No	N/A
Alexandre Silva D’Ambrosio	Other Committees	Coordinator	Lawyer	8/22/2019	Undetermined
042.170.338-50	Business Risk Executive Committee - Compliance	0	8/1/1962	8/22/2019	80%
Legal Executive Director and member of the Conduct and Integrity Committee		No	N/A
Marina Barrenne de Artagão Quental	Other Committees	Committee Member (Effective)	Psychologist	11/17/2017	Undetermined
772.073.197-20	Conduct and Integrity Committee	0	04/18/1964	11/17/2017	84%
People Executive Director		No	N/A
Denis Celso Marques Cuenca	Other Committees	Coordinator	Administrator	07/28/2021	Undetermined
114.064.938-80	Conduct and Integrity Committee	0	06/18/1968	07/28/2021	100%
Non-statutory Director of Audit and Compliance and Responsible for Internal Audit		No	N/A
Camilla dos Reis Claudio Soares	Other Committees	Committee Member (Effective)	Lawyer:	02/11/2020	Undetermined
082,993,787-02	Conduct and Integrity Committee	0	11/25/1978	2/11/2020	100%
Vale Corporate Integrity Manager		No	N/A

Rodrigo Ramos Silveira	Other Committees	Secretary	Chemical Engineer	8/22/2019	Undetermined
120.682.788-20	Business Risk Executive Committee - Operational	0	4/25/1973	8/22/2019	100%
Director of Safety and Operational Risks and member of the Business Risks Executive Committee- Geotechnical		No	N/A
Rodrigo Ramos Silveira	Other Committees	Committee Member (Effective)	Chemical Engineer	08/22/2019	Undetermined
120,682,788-20	Business Risk Executive Committee- Geotechnical	0	4/25/1973	8/22/2019	80%
Director of Safety and Operational Risks and Secretary of the Business Risks Executive Committee- Operational		No	N/A
Luiz Fernando Landeiro Junior	Other Committees	Committee Member (Effective)	Civil Engineer	8/22/2019	Undetermined
075.784.817-62	Business Risk Executive Committee - Geotechnical	0	3/16/1977	8/22/2019	80%
Planning and Engineering Director		No	N/A
Kleger Duque de Almeida Filho	Other Committees	Committee Member (Effective)	Civil Engineer	08/22/2019	Undetermined
583,594,866-20	Business Risk Executive Committee - Operational	0	1/31/1966	8/22/2019	100%
Asset Management Director		No	N/A
Luis Eduardo Simonetti Baroni	Other Committees	Committee Member (Effective)	Engineer	8/22/2019	Undetermined
047.695448-71	Business Risk Executive Committee - Operational	0	12/29/1963	8/22/2019	40%
Director of Operational Excellence and Member of the Business Risks Executive Committee – Geotechnical		No	N/A
Luis Eduardo Simonetti Baroni	Other Committees	Committee Member (Effective)	Engineer	08/22/2019	Undetermined
047.695448-71	Business Risk Executive Committee- Geotechnical	0	12/29/1963	8/22/2019	60%
Director of Operational Excellence and Member of the Business Risks Executive Committee– Operational		No	N/A
Eduardo de Barros Montarroyos	Other Committees	Secretary	Bachelor of Informatics and Information Technology	08/22/2019	Undetermined
848.170.037-15	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	7/25/1965	8/22/2019	75%
Executive Manager of Internal Controls, Risks and Compliance, secretary of the Business Risks Executive Committee – Compliance		No	N/A
Eduardo de Barros Montarroyos	Other Committees	Secretary	Bachelor of Informatics and Information Technology	8/22/2019	Undetermined
848.170.037-15	Business Risk Executive Committee – Compliance	0	7/25/1965	8/22/2019	100%
Executive Manager of Internal Controls, Risks and Compliance, secretary of the Business Risk Executive Committee- Strategic, Financial and Cybernetic		No	N/A
Marcio Felipe Milheiro Aigner	Other Committees	Committee Member (Effective)	Business Administrator	08/22/2019	Undetermined

035,853,907-22	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	4/20/1975	8/22/2019	50%
Treasury and Corporate Finance Director		No	N/A
Juan Franco Merlini	Other Committees	Committee Member (Effective)	Electrical Engineer	8/22/2019	Undetermined
011.903.586-38	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	10/19/1975	8/22/2019	75%
Director of Finance and Business Development – Base Metals		No	N/A
Fabio de Souza Queiroz Ferraz	Other Committees	Committee Member (Effective)	Business Administrator	08/22/2019	Undetermined
136,132,108-35	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	11/10/1967	8/22/2019	75%
Merger and Acquisitions Director		No	N/A
Rogerio Tavares Nogueira	Other Committees	Committee Member (Effective)	Metallurgical Engineer	8/22/2019	Undetermined
882.737.416-72	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	12/3/1968	8/22/2019	50%
Marketing Director – Ferrous		No	N/A
Ricardo Monte Alto de Almeida	Other Committees	Committee Member (Effective)	Industrial Engineer	12/18/2020	Undetermined
071,501,087-50	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	3/13/1976	12/18/2020	100%
Strategy Director		No	N/A
André Moreira Santos	Other Committees	Committee Member (Effective)	Economist	8/22/2019	Undetermined
029.306.287-07	Business Risk Executive Committee – Compliance	0	6/23/1978	8/22/2019	80%
Executive Manager of Remuneration, Performance and HR Solutions		No	N/A
Hugo Guimarães Barreto Filho	Other Committees	Committee Member (Effective)	Bachelor of Philosophy	08/22/2019	Undetermined
403,170,487-91	Business Risk Executive Committee – Compliance	0	4/27/1955	8/22/2019	0%
Director of Sustainability and Social Investment and member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation		No	N/A
Octavio Bulcão Nascimento	Other Committees	Committee Member (Effective)	Lawyer	8/22/2019	Undetermined
465.419.855-53	Business Risk Executive Committee – Compliance	0	5/16/1968	8/22/2019	60%
Taxation Director		No	N/A
Camilla dos Reis Claudio Soares	Other Committees	Committee Member (Effective)	Lawyer:	08/22/2019	Undetermined
082,993,787-02	Business Risk Executive Committee – Compliance	0	11/25/1978	8/22/2019	100%
Vale Corporate Integrity Manager		No	N/A

Roberta Gomes de Oliveira	Other Committees	Committee Member (Effective)	Lawyer:	9/10/2019	Undetermined
045.454.217-84	Business Risk Executive Committee – Compliance	0	10/3/1974	9/10/2019	100%
Vale Corporate Legal Executive Manager		No	N/A
Bruno Santos Ferraz	Other Committees	Committee Member (Effective)	Civil Engineer	09/30/2019	Undetermined
045,463,317-38	Business Risk Executive Committee – Operational	0	11/11/1974	9/30/2019	80%
Executive Manager of Environmental Management and member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation		No	N/A
Carlos Eduardo Bechara Miana	Other Committees	Committee Member (Effective)	Civil Engineer	8/22/2019	Undetermined
004.617.106-17	Business Risk Executive Committee– Geotechnical	0	3/19/1974	8/22/2019	80%
Dam De-characterization Executive Manager		No	N/A
Rafael Jabur Bittar	Other Committees	Secretary	Civil Engineer	09/02/2019	Undetermined
707,231,411-34	Business Risk Executive Committee– Geotechnical	0	9/24/1980	9/2/2019	80%
Director of Geotechnics and Member of the Business Risks Executive Committee – Operational		No	N/A
Rafael Jabur Bittar	Other Committees	Committee Member (Effective)	Civil Engineer	10/21/2019	Undetermined
707.231.411-34	Business Risk Executive Committee - Operational	0	9/24/1980	10/21/2019	100%
Director of Geotechnics and Secretary of the Business Risks Executive Committee – Geotechnical		No	N/A
Bruna Paiva Maffra	Other Committees	Committee Member (Alternate)	Administrator	01/21/2020	Undetermined
048,495,276-55	Business Risk Executive Committee Operational	0	9/8/1982	1/21/2020	40%
Operational Excellence Executive Management Manager		No	N/A
Claudemir Peres	Other Committees	Committee Member (Alternate)	Industrial Chemist	1/21/2020	Undetermined
091.186.668-09	Business Risk Executive Committee- Geotechnical	0	1/19/1968	1/21/2020	100%
Executive Manager of Operational Risks and Process Safety and Alternate secretary of the Business Risks Executive Committee – Operational		No	N/A
Fernando Campos Guimarães	Other Committees	Committee Member (Alternate)	Mechanical Engineer	1/21/2020	Undetermined
687.293.596-00	Business Risk Executive Committee Operational	0	4/1/1963	1/21/2020	60%

Executive Manager of Industrial Facilities Asset Management		No	N/A
Lucas Barros Duarte	Other Committees	Committee Member (Alternate)	Civil Engineer	01/21/2020	Undetermined
049,864,816-81	Business Risk Executive Committee Operational	0	6/30/1981	1/21/2020	100%
Corporate Geotechnics Manager and Alternate secretary of the Business Risks Executive Committee - Geotechnical		No	N/A
Eduardo Amiel Pfiffer	Other Committees	Committee Member (Alternate)	Economist	1/23/2020	Undetermined
029.438.037-07	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	7/23/1974	1/23/2020	75%
Executive Manager of Intelligence and Market Analysis at Vale		No	N/A
Patricia Silva Rodrigues Scheel	Other Committees	Committee Member (Alternate)	Engineer	01/23/2020	Undetermined
034,213,646-13	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	1/2/1978	1/23/2020	100%
Executive Manager of International Treasury and National Manager in the Netherlands		No	N/A
Ednelson da Silva Presotti	Other Committees	Committee Member (Alternate)	Civil Engineer	6/1/2021	Undetermined
028.284.466-03	Business Risk Executive Committee- Geotechnical	0	12/18/1976	6/1/2021	100%
Headquarters Geotechnics Executive Manager		No	N/A
Viktor Nigri Moszkowicz	Other Committees	Committee Member (Alternate)	Mechanical Engineer	01/23/2020	Undetermined
081,994,337-10	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	12/1/1978	1/23/2020	25%
Insurance and Financial Risk Manager		No	N/A
Diogo Afonso Costa	Other Committees	Committee Member (Effective)	Geologist	1/23/2020	Undetermined
034.623.516-21	Business Risk Executive Committee– Geotechnical	0	10/20/1977	1/23/2020	80%
Closed Mines Director		No	N/A
Milena Jorge Martins	Other Committees	Committee Member (Alternate)	Administrator	01/23/2020	Undetermined
026,876,337-20	Business Risk Executive Committee – Compliance	0	8/6/1974	1/23/2020	0%
Executive Manager of Engagement, Culture and Talents		No	N/A
Frank Marcos da Silva Pereira	Other Committees	Committee Member (Alternate)	Civil Engineer	1/28/2020	Undetermined

GA699135	Business Risk Executive Committee– Geotechnical	0	1/13/1978	1/28/2020	80%
Dam Engineering Executive Manager		No	N/A
Fabio Ryotaro Umemura	Other Committees	Committee Member (Alternate)	Chemical Engineer	12/03/2021	Undetermined
294,892,808-79	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	1/15/1978	12/3/2021	0%
Procurement Strategic management Manger		No	N/A
Dan Harif	Other Committees	Committee Member (Alternate)	System Analyst	1/28/2020	Undetermined
002.260.247-09	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	10/26/1968	1/28/2020	100%
Information Security Manager		No	N/A
Claudemir Peres	Other Committees	Secretary - Alternate	Industrial Chemist	11/18/2019	Undetermined
091,186,668-09	Business Risk Executive Committee – Operational	0	1/19/1968	11/18/2019	60%
Executive Manager Geotechnical Risks and Process Safety and Alternate member the Business Risks Executive Committee – Geotechnical.		No	N/A
Lucas Barros Duarte	Other Committees	Secretary - Alternate	Civil Engineer	11/12/2019	Undetermined
049.864.816-81	Business Risk Executive Committee- Geotechnical	0	6/30/1981	11/12/2019	100%
Corporate Geotechnics Manager and Alternate member of the Business Risks Executive Committee – Operational.		No	N/A
Rafael Gomes Martinez	Other Committees	Committee Member (Alternate)	Engineer	02/06/2020	Undetermined
034.006.577-00	Business Risk Executive Committee – Compliance	0	11/29/1972	2/6/2020	20%
Executive Manager of Territorial Development and Community Relations and Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation		No	N/A
Guilherme Alves de Melo	Other Committees	Committee Member (Alternate)	Environmental engineer	2/6/2020	Undetermined
315.225.838-07	Business Risk Executive Committee - Operational	0	6/4/1985	2/6/2020	80%
Operation Support Manager		No	N/A
Luke Thomas Mahony	Other Committees	Committee Member (Alternate)	Mine Engineer	2/5/2020	Undetermined
PE0394847	Business Risk Executive Committee- Geotechnical	0	3/27/1980	2/5/2020	80%
Head of Corporate Technical Services at Vale Canada.		No	N/A
Deshnee Naidoo	Other Committees	Committee Member (Alternate)	Chemical Engineer	09/14/2021	Undetermined

	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	2/27/1976	9/14/2021	50%
Finance and Business Development Director (Base Metals) (Director: Finance and Business Development (Base Metals))		No	N/A
Cláudio Depes Tallon Netto	Other Committees	Committee Member (Alternate)	Lawyer	2/5/2020	Undetermined
035.870.857-57	Business Risk Executive Committee – Compliance	0	5/21/1974	2/5/2020	20%
Legal Manager of Contracts and Maritime Insurance.		No	N/A
José Eugênio Esposito	Other Committees	Committee Member (Alternate)	Chemical Engineer	12/01/2021	Undetermined
037,958,477-88	Business Risk Executive Committee – Compliance	0	5/28/1973	12/1/2021	0%
Corporate Integrity Manager – Latin America and Africa.		No	N/A
Mariana Correia Pereira	Other Committees	Committee Member (Alternate)	Lawyer:	2/5/2020	Undetermined
026.667.926-92	Business Risk Executive Committee – Compliance	0	7/14/1977	2/5/2020	60%
Guidance and Tax Risks Manager.		No	N/A
Vagner Silva de Loyola Reis	Other Committees	Committee Member (Effective)	Industrial Chemist	04/08/2020	Undetermined
992,523,177-91	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	9/20/1968	4/8/2020	50%
Ferrous Value Chain Director.		No	N/A
Marcos Guilherme Ruffeil Moreira	Other Committees	Committee Member (Alternate)	Mechanical Engineer	4/8/2020	Undetermined
599.088.312-91	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	4/19/1977	4/8/2020	75%
Production Planning and Logistics Capacity Manager		No	N/A
Cornelia Carolina Holtzhausen	Other Committees	Committee Member (Alternate)	Engineer	12/03/2021	Undetermined
	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	2/14/1973	12/3/2021	100%
Head of Integrated Business Planning, Base Metals)		No	N/A
Roberto Mauro Di Biase Sampaio	Other Committees	Committee Member (Alternate)	Metallurgical Engineer	4/17/2020	Undetermined
007.478.727-67	Business Risk Executive Committee- Geotechnical	0	12/22/1970	4/17/2020	20%
Executive Manager of Health, Safety and Environment and Risks Ferrous and Alternate member the Business Risks Executive Committee - Operational		No	N/A
Roberto Mauro Di Biase Sampaio	Other Committees	Committee Member (Alternate)	Metallurgical Engineer	05/07/2020	Undetermined
007,478,727-67	Business Risk Executive Committee - Operational	0	12/22/1970	5/7/2020	100%

Executive Manager Health, Safety and Environment and Risks Ferrous and member of the Business Risks Executive Committee- Geotechnical		No	N/A
Andressa Machado Duran Linhares	Other Committees	Secretary - Alternate	Economist	06/22/2020	Undetermined
037,689,187-42	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	6/4/1975	6/22/2020	100%
Integrated Business Risk Management Manager and Alternate secretary of the Business Risks Executive Committee – Compliance		No	N/A
Marco Aurelio Brito Braga	Other Committees	Committee Member (Effective)	Bachelor of Administration	6/22/2020	Undetermined
952.400.126-87	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	7/31/1975	6/22/2020	50%
Procurement and Inbound Logistics Director		No	N/A
Andressa Machado Duran Linhares	Other Committees	Secretary - Alternate	Economist	06/22/2020	Undetermined
037,689,187-42	Business Risk Executive Committee – Compliance	0	6/4/1975	6/22/2020	60%
Integrated Business Risk Management Manager and Alternate secretary of the Business Risk Executive Committee- Strategic, Financial and Cybernetic		No	N/A
Patrick James	Other Committees	Committee Member (Effective)	Mining Professional	6/28/2020	Undetermined
	Business Risk Executive Committee – Operational	0	8/27/1957	6/28/2020	20%
Head of Health, Safety, Environment and Risk (Head of HSE & Risk) at Vale Base Metals.		No	N/A
Murilo Muller	Other Committees	Committee Member (Effective)	Accountant	8/21/2020	Undetermined
877.208.929-68	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	02/17/1973	08/21/2020	100%
Director of Controlling Department and Member of the Business Risks Executive Committee – Compliance		No	N/A
Eliane Velo Dominguez	Other Committees	Alternate Member	Accountant	10/1/2020	Undetermined
034.232.097-12	Business Risk Executive Committee - Strategic, Financial and Cybernetic.	0	1/5/1976	10/1/2020	0%
Manager of Controlling and Global Consolidation and Alternate Member of the Business Risk Executive Committee - Compliance		No	N/A
Vitor Monteiro Cabral	Other Committees	Alternate Member	Agronomy Engineer	12/3/2020	Undetermined
021.139.627-30	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	10/21/1974	12/03/2020	100%
Environmental Technology Manager		No	N/A
Bruno Santos Ferraz	Other Committees	Committee Member (Effective)	Civil Engineer	12/3/2020	Undetermined
045.463.317-38	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	11/11/1974	12/3/2020	60%
Executive Manager Environmental Management and member of the Business Risks Executive Committee- Operational		No	N/A

Hugo Guimarães Barreto Filho	Other Committees	Committee Member (Effective)	Bachelor of Philosophy	12/3/2020	Undetermined
403.170.487-91	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	04/27/1955	12/03/2020	60%
Director of Sustainability and Social Investment and Member of the Business Risks Executive Committee – Compliance		No	N/A
Rafael Gomes Martinez	Other Committees	Alternate Member	Engineer	12/3/2020	Undetermined
034.006.577-00	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	11/29/1972	12/3/2020	100%
Executive Manager of Territorial Development and Community Relations and Alternate member of the Business Risks Executive Committee – Compliance		No	N/A
Júlio César Gama de Almeida	Other Committees	Committee Member (Effective)	Journalist	12/3/2020	Undetermined
008.523.287-45	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	04/05/1969	12/03/2020	100%
Global Communication Director		No	N/A
Renata Silveira Bellozi	Other Committees	Alternate Member	Journalist	12/3/2020	Undetermined
082.937.077-39	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	3/10/1979	12/3/2020	40%
General Manager		No	N/A
Luiz Ricardo de Medeiros Santiago	Other Committees	Committee Member (Effective)	Institutional and Governmental Relations	12/3/2020	Undetermined
780.016.171-49	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	03/03/1976	12/03/2020	60%
Institutional Relations Director		No	N/A
Elisa Romano Dezolt	Other Committees	Alternate Member	Biologist	12/3/2020	Undetermined
619.915.621-87	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	1/24/1975	12/3/2020	100%
Federal Governmental and Institutional Relations Manager		No	N/A
Camilla Lott Ferreira	Other Committees	Committee Member (Effective)	Agronomy Engineer	12/3/2020	Undetermined
043.987.797-01	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	04/10/1976	12/03/2020	100%
Social Management Executive Manager		No	N/A
Marcelo Leite Barros	Other Committees	Committee Member (Effective)	Economist	12/3/2020	Undetermined
015.314.747-48	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	5/18/1968	12/3/2020	40%

South and Center-West Corridor Operations Director		No	N/A
Luiz Gustavo Reche	Other Committees	Committee Member (Effective)	Mine Engineer and Chemical Engineer	12/3/2020	Undetermined
011.032.266-60	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	04/18/1976	12/03/2020	20%
Director of Operations South Atlantic		No	N/A
Valéria Cristina Franco	Other Committees	Alternate Member	Administrator	12/3/2020	Undetermined
618.238.643-68	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	05/04/1979	12/03/2020	80%
HSE and Risk Executive Manager North Corridor		No	N/A
Rodrigo Lauria de Castro Loureiro	Other Committees	Secretary	Business Administration	12/03/2020	Undetermined
080.859.807-46	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	11/6/1978	12/3/2020	100%
Economic Management and Performance Manager - Sustainability		No	N/A
Luiz Eduardo Fróes do Amaral Osorio	Other Committees	Coordinator	Lawyer	12/3/2020	Undetermined
026.000.007-80	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	4/9/1974	12/03/2020	60%
Executive Director of Institutional Relations and Communications		No	N/A
Manuel Lino Silva de Sousa Oliveira	Audit Committee	Coordinator	Economist	05/26/2022	Until the Ordinary General Assembly Meeting 2023
717.221.071-97	N/A	0	3/3/1952		100%
Independent Member of the Board of Directors and Member Nomination Committee		No	N/A
Rachel de Oliveira Maia	Audit Committee	Committee Member (Effective)	Accountant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
143.363.438-45	N/A	0	01/30/1971		100%
Independent Member of the Board of Directors and Member of the Sustainability Committee		No	N/A
Luciana Pires Dias	Audit Committee	External Specialist Member	Lawyer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
251.151.348-02	N/A	2	1/13/1976		100%
N/A		Yes	-
Sergio Ricardo Romani	Audit Committee	External Specialist Member	Consultant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
728.647.617-34	N/A	2	6/5/1959		97%
N/A		Yes	-

Roger Allan Downey	Other Committees	Coordinator	Administrator	05/26/2022	Until the Ordinary General Assembly Meeting 2023
623.291.626-34	Operational Excellence and Risk Committee	2	4/1/1967		100%
Independent Member of the Board of Directors and Member of the Innovation Committee		No	N/A
Eduardo de Oliveira Rodrigues Filho	Other Committees	Committee Member (Effective)	Civil Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
442.810.487-15	Operational Excellence and Risk Committee	1	8/20/1954		100%
Member of Vale´s Board of Directors and Member of the People, Compensation and Governance Committee		No	N/A
André Viana Madeira	Other Committees	Committee Member (Effective)	Specialized Mechanic	05/26/2022	Until the Ordinary General Assembly Meeting 2023
076.512.086-09	Operational Excellence and Risk Committee	1	7/4/1985		100%
Alternate Member of the Board of Directors and Member of the Innovation Committee		No	N/A
Daniel André Stieler	Financial Committee	Coordinator	Accountant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
391.145.110-53	N/A	1	3/14/1965		100%
Member of the Board of Directors and Member of the Nomination Committee		No	N/A
Fernando Jorge Buso Gomes	Financial Committee	Committee Member (Effective)	Bank	05/26/2022	Until the Ordinary General Assembly Meeting 2023
370.624.177-34	N/A	5	6/6/1956		94%
Vice-Chairman of the Board of Directors and Member of the People, Remuneration and Governance Committee.		No	N/A
Roberto da Cunha Castello Branco	Financial Committee	Committee Member (Effective)	Executive and Economist	05/26/2022	Until the Ordinary General Assembly Meeting 2023
031.389.097-87	N/A	1	07/20/1944		88%
Independent Member of the Board of Directors and Coordinator of the Innovation Committee		No	N/A
Murilo César Lemos dos Santos Passos	Financial Committee	Committee Member (Effective)	Chemical Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
269.050.007-87	N/A	2	7/6/1947		100%
Independent Member of the Board of Directors and Member of the Audit Committee		No	N/A
Roberto da Cunha Castello Branco	Other Committees	Coordinator	Executive and Economist	05/26/2022	Until the Ordinary General Assembly Meeting 2023
031.389.097-87	Innovation Committee	1	7/20/1944		100%
Independent Member of the Board of Directors and Member of the Finance Committee		No	N/A
Roger Allan Downey	Other Committees	Committee Member (Effective)	Administrator	05/26/2022	Until the Ordinary General Assembly Meeting 2023
623.291.626-34	Innovation Committee	1	04/01/1967		83%

Independent Member of the Board of Directors and Coordinator of the Operational Excellence and Risk Committee		No	N/A
Ken Yasuhara	Other Committees	Committee Member (Effective)	Bachelor of Administration	05/26/2022	Until the Ordinary General Assembly Meeting 2023
234.081.558-44	Innovation Committee	0	1/2/1978		100%
Member of the Board of Directors		No	N/A
André Viana Madeira	Other Committees	External Specialist Member	Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
076.512.086-09	Innovation Committee	0	05/10/1960		0%
Alternate Member of the Board of Directors and Member of the Operational Excellence and Risk Committee		Yes	-
Mauro Rodrigues da Cunha	Other Committees	Coordinator	Consultant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
004.275.077-66	People, Remuneration and Governance Committee	1	11/6/1971		100%
Independent Member of the Board of Directors and Member of the Sustainability Committee		No	N/A
Fernando Jorge Buso Gomes	Other Committees	Committee Member (Effective)	Bank	05/26/2022	Until the Ordinary General Assembly Meeting 2023
370.624.177-34	People, Remuneration and Governance Committee	4	06/06/1956		100%
Vice-Chairman of the Board of Directors and Member of the Finance Committee		No	N/A
José Luciano Duarte Penido	Other Committees	Committee Member (Effective)	Mine Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
091.760.806-25	People, Remuneration and Governance Committee	1	3/8/1948		67%
Independent Chairman of the Board of Directors and Coordinator of the Nomination Committee		No	N/A
Eduardo de Oliveira Filho	Other Committees	Committee Member (Effective)	Civil Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
442.810.487-15	People, Remuneration and Governance Committee	0	3/9/1938		0%
Member of the Board of Directors and Member of the Operational Excellence and Risk Committee		No	N/A
Marcelo Gasparino da Silva	Other Committees	Coordinator	Lawyer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
807.383.469-34	Sustainability Committee	2	02/13/1971		100%
Independent Member of the Board of Directors Member of the Nomination Committee		No	N/A
Mauro Rodrigues da Cunha	Other Committees	Committee Member (Effective)	Consultant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
004.275.077-66	Sustainability Committee	0	06/11/1971		83%
Member of the Board of Directors and Member of the People, Compensation and Governance Committee		No	N/A

Rachel de Oliveira Maia	Other Committees	Committee Member (Effective)	Accountant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
143.363.438-45	Sustainability Committee	1	01/30/1971		100%
Independent member of the Board of Directors and Member of the Audit Committee		No	N/A
Mauro Rodrigues da Cunha	Other Committees	Committee Member (Effective)	Consultant	05/26/2022	Until the Ordinary General Assembly Meeting 2023
004.275.077-66	Sustainability Committee	0	06/11/1971		0%
Independent Chairman of the Board of Directors and Coordinator of the People, Remuneration and Governance Committee		No	N/A
Ken Yasuhara	Other Committees	Committee Member (Effective)	Bachelor at Business Adminsitration	05/26/2022	Until the Ordinary General Assembly Meeting 2023
234.081.558-44	Sustainability Committee	0	02/01/1978		0%
Member of the Board of Directors and Member of the Innovation Committee		No	-
Theodorus Clemens Maria van der Loo	Other Committees	External Member	Administrator	9/16/2021	Until the Ordinary General Assembly Meeting 2023
702.598.877-49	Conduct and Integrity Committee	0	4/13/1955	10/1/2021	100%
N/A		Yes	Independence Criterion of the Novo Mercado Regulation
Murilo César Lemos dos Santos Passos	Audit Committee	Committee Member (Effective)	Chemical Engineer	05/26/2022	Until the Ordinary General Assembly Meeting 2023
269.050.007-87	N/A	1	07/06/1947		100%
Independent Member of the Board of Directors and Member of the Finance Committee		No	N/A
Karla Nunes Silva	Other Committees	Alternate Member	Psychologist	1/19/2022	Undetermined
032.058.586-70	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	6/10/1976	1/19/2022	0%
Social-economic and Environmental Education Manager		No	N/A
Cristiane Nunes Cardoso	Other Committees	Alternate Member	Chemical Engineer	1/19/2022	Undetermined
025.604.486-45	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	05/08/1974	01/19/2022	0%
Environment Manager		No	N/A
Fernando Lopes Alcantara	Other Committees	Alternate Member	Economist	1/19/2022	Undetermined
095.701.127-00	Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	0	10/28/1981	1/19/2022	0%
Executive Manager of Operations and Logistics EFVM (Estrada de Ferro Vitória Minas)		No	N/A
Mariana Ribeiro Rosas Loures Penna	Other Committees	Committee Member (Alternate)	Industrial Engineer	1/24/2022	Undetermined

110.731.897-16	Business Risk Executive Committee - Strategic, Financial and Cybernetic	0	05/21/1985	01/24/2022	0%
Corporate Strategy Manager		No	N/A
Murilo Muller	Other Committees	Committee Member (Effective)	Accountant	3/10/2022	Undetermined
877.208.929-68	Business Risk Executive Committee - Compliance	0	2/17/1973	3/10/2022	0%
Director of Controlling and Member of the Business Risk Executive Committee – Strategic, Financial and Cybernetic		No	N/A
Eliane Velo Dominguez	Other Committees	Committee Member (Alternate)	Accountant	3/10/2022	Undetermined
034.232.097-12	Business Risk Executive Committee - Compliance	0	01/05/1976	03/10/2022	0%
Manager of Controlling and Global Consolidation and Member of the Business Risk Executive Committee- Strategic, Financial and Cybernetic		No	N/A
Rodrigo Rios Melo	Other Committees	Committee Member (Alternate)	Electrical Engineer	05/18/2022	Undetermined
025.711.846-28	Business Risk Executive Committee – Geotechnical	0	17/03/1976	18/05/2022	0%
Gerente Executivo de Excelência Operacional Técnica		No	N/A
Cláudio Augusto Mendes	Other Committees	Committee Member (Effective)	Mechanical Engineer	18/05/2022	Undetermined
821.711.496-04	Business Risk Executive Committee – Geotechnical	0	02/15/1973	05/18/2022	0%
Director of Project Engineering and Health, Safety and Environment and member of the Executive Committee for Business and Operational Risks		No	N/A
Ludmila Lopes Nascimento Brasil	Other Committees	Committee Member (Effective)	Accountant	05/18/2022	Undetermined
080.636.717-24	Business Risk Executive Committee – Geotechnical	0	12/14/1978	05/18/2022	0%
Electric Energy Executive Manager		No	N/A
Carlos Augusto Pavanelli Lopes Filho	Other Committees	Committee Member (Alternate)	Electrical Engineer	05/18/2022	Undetermined
713.043.046-04	Business Risk Executive Committee – Geotechnical	0	03/15/1969	05/18/2022	0%
Engineering, Operations and Maintenance Manager - Department of Energy		No	N/A

Justin Kenneth Thompson	Other Committees	Committee Member (Alternate)	Mining Engineer	05/18/2022	Undetermined
-	Business Risk Executive Committee – Operational	0	10/20/1986	05/18/2022	0%
Business Risk Manager (Base Metals)		No	N/A
Cláudio Augusto Mendes	Other Committees	Committee Member (Effective)	Mechanical Engineer	05/18/2022	Undetermined
821.711.496-04	Business Risk Executive Committee – Operational	0	02/15/1973	05/18/2022	0%
Director of Project Engineering and Health, Safety and Environment and member of the Executive Committee for Business Risks – Geotechnical		No	N/A
José Luciano Duarte Penido	Other Committees	Coordinator	Mining Engineer	05/25/2022	Until the Ordinary General Meeting 2023
091.760.806-25	Innovation Committee	1	03/08/1948		100%
Presidente Independente do Conselho de Administração e Membro do Comitê de Pessoas, Remuneração e Governança		No	N/A
Daniel André Stieler	Other Committees	Committee Member (Effective)	Accountant	05/25/2022	Until the Ordinary General Meeting 2023
391.145.110-53	Nomination Committee	1	03/14/1965		100%
Membro do Conselho de Administração e Coordenador do Comitê Financeiro		No	N/A
Marcelo Gasparino da Silva	Other Committees	Committee Member (Effective)	Lawyer	05/25/2022	Until the Ordinary General Meeting 2023
807.383.469-34	Nomination Committee	0	02/13/1971		0%
Membro Independente do Conselho de Administração e coordenador do Comitê de Sustentabilidade		No	N/A
Manuel Lino Silva de Sousa Oliveira	Other Committees	Committee Member (Effective)	Economist	05/25/2022	Until the Ordinary General Meeting 2023
717.221.071-97	Nomination Committee	0	03/03/1952		0%
Membro Independente do Conselho de Administração e Coordenador do Comitê de Auditoria		No	N/A

Professional Experience/Statement of Any Convictions/Independence Criterion

Gustavo Duarte Pimenta

035.844.246-07

He is Executive Director of Finance and Investor Relations (since November 2021) and non-independent coordinator of the Business Risks Executive Committee – Strategic, Financial and Cyber (since November 2021) at Vale. His main professional experience in the last 5 years includes: (i) Vice Chief Financial Officer (CFO) (between January 2019 and October 2021) of The AES Corporation, in the energy sector in the United States; (ii) Alternate CFO (between February 2018 and December 2018) of The AES Corporation, in the energy sector in the United States; (iii) Vice Chief Financial Officer (between January 2014 and January 2018) of AES Mexico, Central America and the Caribbean, in the energy sector; (iv) Member of the Board of Directors (between February 2019 and October 2021) of AES Clean Energy, in the renewable energy sector in the United States; and (v) Independent Director (since January 2021) of J.M. Huber, a construction, food and chemical product company in the United States. He graduated Economic Sciences from the Federal University of Minas Gerais, in November 2002, and has Professional Master's Degree in Economics from Fundação Getúlio Vargas, completed in October 2013. Mr. Gustavo Duarte Pimenta declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Gustavo Duarte Pimenta declared not to be a politically exposed person, as defined in the applicable regulation.

Carlos Henrique Senna Medeiros

048.556.228-69

He is Vale's Executive Director of Safety and Operational Excellence (since June 2019), as well as a non-independent coordinator of the Business Risks Executive Committee - Operational (since August 2019) and the Business Risks Executive Committee - Geotechnical (since August of 2019). His main professional experience in the last 5 years includes: (i) Chief Executive Officer North and Central Americas of Ball Corporation (from June 2016 to June 2019), a company in the United States in the aluminum packaging business; (ii) Chief Executive Officer South America of Rexam plc (between October 2012 and May 2016), a company in England in the aluminum packaging business; and (iii) Chairman of the Board of Directors of Envases de Centro America (between September 2014 and June 2019), a company in Guatemala in the aluminum packaging business. He graduated Mechanical Engineering – Aeronautics from Instituto Tecnológico de Aeronáutica in December 1985, graduated specialization in Marketing from Escola Superior de Propaganda e Marketing in December 1997, as well as the Senior Executive Program from Stanford University in August 2001. Mr. Carlos Henrique Senna Medeiros declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Carlos Henrique Senna Medeiros declared not to be a politically exposed person, as defined in the applicable regulation.

Alexandre Silva D’Ambrosio

042.170.338-50

Mr. Alexandre Silva D’Ambrosio is Legal Executive Director at Vale (since March 2021), where he also holds the positions of non-independent member of the Conduct and Integrity Committee (since March 2018) and the Business Risk Executive Committee – Compliance (since August 2019). His main professional experience in the last 5 years includes: (i) Statutory Director of Vale International S.A. (since June 2018) (ii) Member of the Board of Directors of Vale Nouvelle Caledonie (from June 2018 and March 2021); (iii) Member of the Board of Directors of PT Vale – Indonesia (since June 2018); (iv) Member of the Board of Commissioners of PV Vale Indonesia (since June 2020); (v) Vale General Consultant (between March 2018 and March 2021), (vi) Vice-Chief Executive Officer of Banco Santander S.A. (between March 2016 and March 2018). He graduated Law from Universidade de São Paulo (in December 1984), graduated LLM (Master of Laws) from Harvard Law School (in July 1986) and MCL (Master Comparative Law – American Practice) – Juris Doctor Equivalent from National Law Center, George Washington University (in July 1989). Mr. Alexandre Silva D’Ambrosio declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Alexandre Silva D’Ambrosio declared not to be a politically exposed person, as defined in the applicable regulation.

Marina Barrenne de Artagão Quental

772.073.197-20

Mrs. Marina Barrenne de Artagão Quental is People Executive Director at Vale (since March 2021), where she also holds the position of non-independent member of the Conduct and Integrity Committee (since November 2017) and already held the position of People Director (since November 2017). Her main professional experience in the last 5 years includes: (i) Vice Chief Executive Officer of Human and Organizational Development (between January 2014 and November 2017) at Raízen, a company in the energy and agribusiness sector, joint venture between Royal Dutch Shell and Cosan; (ii) Chief Executive Officer of Fundação Raízen (between April 2014 and November 2017), a private non-profit organization providing assistance, education, professional training and culture; (iii) Vice-Chairman of the Deliberative Board of the Brazilian Association of Human Resources RJ (from 2013 to 2018), where she also holds the position of (iv) Member of the Deliberative Council (from 2019 to 2021). She graduated Psychology from PUC/RJ (in December 1986), graduated MBA from Fundação Dom Cabral (in December 2003). Mrs. Marina Barrenne de Artagão Quental declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Marina Barrenne de Artagão Quental declared not to be a politically exposed person, as defined in the applicable regulation.

Denis Celso Marques Cuenca

114,064,938-80

Mr. Denis Celso Marques Cuenca is a non-statutory Director of Audit and Compliance (since July 2020) and Coordinator of the Compliance and Integrity Committee (since July 2021). He is graduated in Business Administration with a MBA in Management and his main professional experience in the last 5 years includes: (i) Risk, Compliance and Audit Director at Ultrapar S/A (from February 2008 to July 2020); (ii) Member of the Ethics Committee at Ultrapar S/A (between May 2013 and July 2020); (iii) Secretary of the Fiscal Council and Audit Committee at Ultrapar S/A (between February 2008 and July 2020); and (iv) Governance Secretary at the Brazilian Institute of Corporate Governance (between June 2014 and March 2017). Mr. Denis Celso Marques Cuenca declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Denis Celso Marques Cuenca declared not to be a politically exposed person, as defined in the applicable regulation.

Rodrigo Ramos Silveira

120,682,788-20

Mr. Rodrigo Ramos Silveira is not an independent member of the Business Risk Executive Committee – Geotechnical and the Business Risk Executive Committee - Operational. His main professional experience in the last 5 years includes: (i) Health, Safety and Environment Director (between 2016 and 2018) at Dow Chemical, a chemical company in US and Canada; and (ii) Director of Operations (between 2012 and 2016) of Dow Brasil S.A., a publicly-held company in the chemical products sector. He graduated Chemical Engineering from UFBA (in January 1995) and graduated Professional Master's degree in Business Administration from UFBA (in June 2004). Mr. Rodrigo Ramos Silveira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rodrigo Ramos Silveira declared not to be a politically exposed person, as defined in the applicable regulation.

Kleger Duque de Almeida Filho

583.594.866-20

Mr. Kleger Duque de Almeida Filho is not an independent member of the Business Risk Executive Committee – Operational and the Business Risk Executive Committee – Geotechnical at Vale. His main professional experience in the last 5 years includes: (i) Director of Capital Projects at Vale (from November 2012 to April 2014); (ii) Director of Non-Ferrous Projects and Project Management at Vale (from June 2014 to December 2016); (iii) Executive Manager of Project Development and Implementation at Vale (from January 2017 to March 2019); and (iv) Vale's Asset Management Director (since August 2019). He graduated Civil Engineering from the Federal University of Minas Gerais in July 1989, graduated MBA in Business Management from Fundação Dom Cabral in 1997, postgraduate degree in Economics, Finance and Business from Fundação Getúlio Vargas in 1999 and Project Management from the Institute of Technological Education (IETEC) in 2002. Mr. Kleger Duque de Almeida Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Kleger Duque de Almeida Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Luis Eduardo Simonetti Baroni

047.695.448-71

Mr. Luis Eduardo Simonetti Baroni is not an independent member of the Business Risk Executive Committee – Operational and the Business Risk Executive Committee – Geotechnical at Vale. His main professional experience in the last 5 years includes: (i) Engineering Director at CSN, a publicly-held company in the mining sector (between January 2015 and March 2017), and (ii) Vice Chief Executive Officer of Engineering and Implementation of INVEPAR, a publicly-held company in the infrastructure sector (between June 2017 and December 2018, and (iii) Vale's Operational Excellence Director (since May 2019). Mr. Luis Eduardo Simonetti Baroni graduated Electronic Engineering at Universidade Senador Flaquer in February 1992, graduated a postgraduate degree in Electronic Engineering at Universidade São Judas Tadeu in March 1999. Mr. Luis Eduardo Simonetti Baroni declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luis Eduardo Simonetti Baroni declared not to be a politically exposed person, as defined in the applicable regulation.

Eduardo de Barros Montarroyos

848.170.037-15

Mr. Eduardo de Barros Montarroyos is not an independent member of the Business Risk Executive Committee – Strategic, Financial and Cybernetic and the Business Risk Executive Committee – Compliance at Vale. His main professional experience in the last 5 years includes: (i) Financial Services Executive Manager at Vale (from August 2014 to December 2016), and (ii) Executive Manager of Internal Controls, Risks and Compliance at Vale (since January 2017). He graduated Mathematics Informatics Modality from the State University of Rio de Janeiro (UERJ), graduated MBA in Financial Management at the Alberto Luiz Coimbra Institute for Graduate Studies and Research in Engineering (COPPE) in April 1999 and MBA in Business Management from Universidade de São Paulo in February 2001. Mr. Eduardo de Barros Montarroyos declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo de Barros Montarroyos declared not to be a politically exposed person, as defined in the applicable regulation.

Marcio Felipe Milheiro Aigner

035.853.907-22

Mr. Marcio Felipe Milheiro Aigner is not an independent member of Vale's Business Risks Executive Committee – Strategic, Financial and Cybernetic. His main professional experience in the last 5 years includes: (i) Member of the Board of Directors of VLI – Valor da Logística Integrada (from January 2019 to April 2019), (ii) Director of Salobo Metais S.A. (since May 2018), (iii) Director of Vale Overseas Ltd. (since June 2018), (iv) member of the Board of Directors of Vale Internacional S.A. (since August 2018), (v) Member of the Board of Directors of Fundação Vale do Rio Doce de Seguridade Social – Valia (since April 2018), (vi) Alternate Member of the Board of Directors of VLI – Valor da Logística Integrada (since April 2019), and (vii) Vale's Treasury and Corporate Finance Director (since April 2018). He graduated Business Administration from Faculdade Souza Marques in December 1995, graduated MBA in Business Management from Fundação Dom Cabral in December 2006. Mr. Marcio Felipe Milheiro Aigner declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Marcio Felipe Milheiro Aigner declared not to be a politically exposed person, as defined in the applicable regulation.

Juan Franco Merlini

011.903.586-38

Mr. Juan Franco Merlini is not an independent member of Vale's Business Risks Executive Committee – Strategic, Financial and Cybernetic. His main professional experience in the last 5 years includes: (i) Corporate Finance Executive Manager at Vale (from July 2010 to January 2017), (ii) Global Treasury Executive Manager (from February 2017 to June 2018), and (iii) Head of Finance and Business Development – Base Metals at Vale (since July 2018). He graduated Electrical Engineering from Pontifícia Universidade Católica de Minas Gerais in December 1998, graduated postgraduate degree in business from Fundação Getúlio Vargas (FGV/RJ) in December 1999 and MBA in Corporate Finance from the Brazilian Institute of Capital Markets. (IBMEC) in December 2001. Mr. Juan Franco Merlin declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Juan Franco Merlin declared not to be a politically exposed person, as defined in the applicable regulation.

Fabio de Souza Queiroz Ferraz

136.132.108-35

Mr. Fabio de Souza Queiroz Ferraz is not an independent member of Vale's Business Risks Executive Committee – Strategic, Financial and Cybernetic. His main professional experience in the last 5 years includes: (i)Head of Corporate & Investment Banking of Banco Pine (between April 2013 and 2016), (ii)Head of Corporate & Investment Banking of Banco Haitong (between 2016 and 2018), (iii) Mergers and Acquisitions Director of Vale (since March 2018), (iv) Director and Partner of Hanalei (Brazil) Family Office (since 2016), (v) Director and Partner of Montecito – (BVI) Family Office (since 2016), and (vi) Director and Partner at Montecito – CorbetsVentures Ltd – BVI Family Office Director (since 2016). He graduated Business Administration from Fundação Getúlio Vargas in São Paulo (FGV/SP) in March 1990, graduated MBA from the University of Michigan in May 1994. Mr. Fabio de Souza Queiroz Ferraz declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fabio de Souza Queiroz Ferraz declared not to be a politically exposed person, as defined in the applicable regulation.

Rogerio Tavares Nogueira

882.737.416-72

Mr. Rogerio Tavares Nogueira is not an independent member of Vale's Business Risks Executive Committee – Strategic, Financial and Cybernetic. His main professional experience in the last 5 years includes: (i) Vale's Investor Relations Director (between December 2013 and September 2015), (ii) Vale's Controlling and Investor Relations Director (between September 2015 and September 2017), and (iii) Marketing Director – Ferrous at Vale. He graduated metallurgical engineering from the Federal University of Minas Gerais in December 1991, graduated a master's degree in metallurgical engineering from the Federal University of the State of Minas Gerais in December 1993 and MBA from the University of Texas (Austin, USA) in May 1997. Mr. Rogerio Tavares Nogueira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rogerio Tavares Nogueira declared not to be a politically exposed person, as defined in the applicable regulation.

Ricardo Monte Alto de Almeida

071.501.087-50

Mr. Ricardo Monte Alto de Almeida is not an independent member of Vale’s Business Risks Executive Committee - Strategic, Financial and Cybernetic, where he also holds the position of Strategy Director (since November 2020). His main professional experience in the last 5 years also includes Vice Chief Executive Officer at Wood Mackenzie Consultoria (between 2015 and 2020), an energy consulting company. He graduated Production Engineering from the Federal University of Rio de Janeiro in January 2000, and holds a Master´s degree in Business Administration from Coppead / UFRJ, graduated in December 2002. Mr. Ricardo Monte Alto de Almeida declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ricardo Monte Alto de Almeida declared not to be a politically exposed person, as defined in the applicable regulation.

André Moreira Santos

029.306.287-07

Mr. André Moreira Santos is not an independent member of Vale's Business Risks Executive Committee – Compliance. His main professional experience in the last 5 years includes: (i) Director of Remuneration and Performance at TV Globo / Mídia e Entretenimento (between August 2013 and March 2018) and (ii) Executive Manager of Remuneration, Performance and HR Solutions at Vale (since March 2018). He graduated Economics from PUC-RJ (in 2000), graduated a Master´s degree in Business Administration from PUC-RJ (in 2004) and LLM – Corporate Law from IBMEC-RJ (in 2011). Mr. André Moreira Santos declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. André Moreira Santos declared not to be a politically exposed person, as defined in the applicable regulation.

Hugo Guimarães Barreto Filho

403,170,487-91

Mr. Hugo Guimarães Barreto Filho is not an independent member of the Business Risks Executive Committee - Compliance and the Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation of Vale, where he also holds the position of Director of Sustainability and Social Investment (since July 2019) having already held the following positions: (i) Chief Executive Officer at Instituto Vale (since September 2019); (ii) Chief Executive Officer of Associação Instituto Tecnológico Vale – ITV (since June 2019); (iii) Vale's Social Investment Director (January 2019 to June 2019); (iv) Chief Executive Officer of Fundação Vale (since January 2019) and (v) Member of the Strategic Council of Instituto Vale (since September 2019). His main professional experience in the last 5 years also includes General Secretary of Fundação Roberto Marinho (between June 1999 and December 2018). He graduated Philosophy from PUC / Rio de Janeiro in July 2005. Mr. Hugo Guimarães Barreto Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Hugo Guimarães Barreto Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Octavio Bulcão Nascimento

465.419.855-53

Mr. Octavio Bulcão Nascimento is not an independent member of Vale's Business Risks Executive Committee – Compliance. He has been Vale's Tax Director since April 2013. He graduated Law from Universidade Católica de Salvador (UCSAL/BA) in December 1992, graduated a master's degree in tax law from Pontifícia Universidade Católica de São Paulo (PUC/SP) in July 1999. Mr. Octavio Bulcão Nascimento declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Octavio Bulcão Nascimento declared not to be a politically exposed person, as defined in the applicable regulation.

Camilla dos Reis Claudio Soares

082.993.787-02

Mrs. Camilla dos Reis Claudio Soares is not an independent member of the Business Risks Executive Committee – Compliance at Vale (since August 2019) and the Conduct and Integrity Committee Committee (since February 2020). She has been a member of the Compliance Business Risk Committee since August 2019 and holds the position of Corporate Integrity Manager at Vale (since December 2018). She graduated: Law from the Federal University of Rio de Janeiro in December 2002 and a postgraduate degree in business law with emphasis on intellectual property from Fundação Getúlio Vargas in 2007. Mrs. Camilla dos Reis Claudio Soares declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Camilla dos Reis Claudio Soares declared not to be a politically exposed person, as defined in the applicable regulation.

Roberta Gomes de Oliveira

045.454.217-84

Mrs. Roberta Gomes de Oliveira is not an independent member of Vale's Business Risks Executive Committee – Compliance. She has been a member of the Compliance Business Risk Committee since September 2019 and holds the position of Executive Corporate Legal Manager at Vale (since October 2017). She graduated: Law from Federal University of Rio de Janeiro in December 1996. Her professional experience over the last 5 years also includes member of the Investment Advisory Specialist Committee of Fundação Vale do Rio Doce for Social Security Valia (since January 2019). Mrs. Roberta Gomes de Oliveira declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Roberta Gomes de Oliveira declared not to be a politically exposed person, as defined in the applicable regulation.

Bruno Santos Ferraz

045.463.317-38

Mr. Bruno Santos Ferraz is not an independent member of Vale’s Business Risks Executive Committee – Operational (since September 2019) and the Executive Committee for Business Risks – Sustainability, Institutional Relations and Reputation (since December 2020), where he also holds the position of Environmental Management Executive Manager (since September 2019), having already held the following positions: (i) General Manager of Environmental Technology (between 2011 and 2015 and between 2017 and 2019); (ii) General Manager of HSE Integrated Management System - Health & Safety and Environment (between 2017 and 2019); and (iii) Sustainability Manager (between 2009 and 2011). His main professional experience in the last 5 years includes: (i) Member of the Sustainability Committee of MRN (since June 2019), an affiliated company of Vale. He graduated Civil Engineering from the Federal University of Rio de Janeiro in December 1998. He graduated Executive MBA in Finance from IBMEC-RJ in December 2006 and a postgraduate degree in Occupational Safety Engineering from IPETEC - RJ in June 2017. Mr. Bruno Santos Ferraz declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Bruno Santos Ferraz declared not to be a politically exposed person, as defined in the applicable regulation.

Carlos Eduardo Bechara Miana

004.617.106-17

Mr. Carlos Eduardo Bechara Miana is not an independent member of Vale's Business Risks Executive Committee – Geotechnical. He has been a member of Vale´s Business Risks Executive Committee – Geotechnical since August 2019, where he also holds the position of Executive Dams Decharacterization Manager (since March 2019). He graduated Civil Engineering from the Federal University of Minas Gerais in July 1997. He graduated Executive MBA in Business Administration from IBMEC / MG in August 2002, specialization in Project Management from IBMEC / MG in August 2006 and Executive MBA in Business Management from Fundação Dom Cabral in November 2009. His professional experience over the last 5 years includes the following positions: Director of Capital Projects Ferrous South/Southeast at Vale (between May 2014 and August 2016) and Executive Mining Projects Manager North at Vale (between August 2016 and May 2019). Mr. Carlos Eduardo Bechara Miana declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Carlos Eduardo Bechara Miana declared not to be a politically exposed person, as defined in the applicable regulation.

Rafael Jabur Bittar

707.231.411-34

Mr. Rafael Jabur Bittar is not an independent member of Vale´s Business Risk Executive Committee – Geotechnical and the Business Risk Executive Committee – Operational. He is a member of the Business Risks Committee – Geotechnical (since September 2019) and the Business Risks Executive Committee – Operational (since October 2019), and holds the position of Director of Geotechnics (since September 2019) at Vale. He graduated Civil Engineering from the Federal University of Ouro Preto in December 2003. He graduated a master's degree in Civil Engineering - Geotechnics from the Federal University of Ouro Preto in August 2006 and specialization in Civil Engineering from Fundação Getúlio Vargas in August 2011. His professional experience over the last 5 years includes the position of Director of Waste Management at Yamana Gold, a metal mining company (between August 2012 and August 2019). Mr. Rafael Jabur Bittar declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rafael Jabur Bittar declared not to be a politically exposed person, as defined in the applicable regulation.

Geraldo Pimentel Mármore Sobrinho

FW443700

Mr. Geraldo Pimentel Mármore Sobrinho is a non-independent Alternate member of Vale’s Business Risks Committee - Operational (since January 2020), where he also holds the position of Plant Maintenance Manager (since December 2019). His professional experience over the last 5 years includes: (i) Mine Maintenance Manager at Companhia Siderúrgica Nacional, a mining company (between September 2011 and September 2018). He graduated Mechanical Engineering from the Federal University of Minas Gerais in July 2001. Mr. Geraldo Pimentel Mármore Sobrinho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Geraldo Pimentel Mármore Sobrinho declared not to be a politically exposed person, as defined in the applicable regulation.

Eduardo Etchart Formoso

D292994

Mr. Eduardo Etchart Formoso is a non-independent Alternate member of the Business Risks Executive Committee - Geotechnical at Vale (since August 2021), and he also holds the position of General Technical Services Manager (Geology, Geotechnics, Exploration and Mine Planning (since April 2021) of Vale Moçambique S.A. and has already held the positions of (i) General Manager of Exploration Africa at Vale South Africa Pty Ltd (between June 2006 and May 2013) and Vale Zambia Ltd (between July 2013 and May 2015); and (ii) Long-Term Manager at Mine Carvão Moatize at Vale Moçambique S.A. (between June 2015 and March 2021). He graduated Licentiate degree in Geological Sciences from the University of Buenos Aires (UBA) in September 1992. Mr. Eduardo Etchart Formoso declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo Etchart Formoso declared not to be a politically exposed person, as defined in the applicable regulation.

Bruna Paiva Maffra

048.495.276-55

Mrs. Bruna Paiva Maffra is not an independent member of Vale's Business Risks Executive Committee - Operational. She is a Alternate member of Vale’s Executive Operational Business Risk Committee (since January 2020), where she also holds the position of Executive Manager of Administration Operational Excellence (since September 2019). Her professional experience of the last 5 years also includes (i) Operational Excellence Manager at Vale Base Metals (from April 2017 to August 2019), (ii) Vale's Continuous Improvement General Manager (from January 2015 to March 2017), and (iii) Operational Development Manager at Vale (from September 2013 to January 2015). She graduated Business Administration from IBMEC in December 2004, graduated Executive MBA from IBMEC in 2007, graduated specialization in project management from IBMEC in May 2012, and PhD in Lean Manufacturing from the University of Michigan in May 2014. Mrs. Bruna Paiva Maffra declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Bruna Paiva Maffra declared not to be a politically exposed person, as defined in the applicable regulation.

Claudemir Peres

091.186.668-09

Mr. Claudemir Peres is a non-independent Alternate member of the Business Risks Executive Committee - Geotechnics of Vale (since January 2020) and non-independent Alternate secretary of the Business Risks Executive Committee - Operational at Vale (since November 2019), where he also holds the position of Executive Manager of Operational Risks and Process Safety (since August 2019). His professional experience over the last 5 years includes: (i) Partner at Veneto Gastronomia Italiana Ltda, a company in the gastronomy sector (since August 2019), (ii) Partner at Clínica Veterinária Amado Bicho, a company in the veterinary medicine sector (since April 2017); and (iii) Industrial Executive Manager of Oxiteno S.A. Industrial and Commerce (Ultrapar) (between 2015 and 2019). He graduated Industrial Chemistry from Escola Superior de Química Oswaldo Cruz in December 1993. He graduated specialization in Quality and Productivity from Universidade de São Paulo / Fundação Vanzoliniem in December 1994 and Executive MBA from INSPER/IBMEC in December 2007. Mr. Claudemir Peres declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Claudemir Peres declared not to be a politically exposed person, as defined in the applicable regulation.

Claudio Augusto Mendes

821.711.496-04

Mr. Claudio Augusto Mendes is not an independent member of Vale's Geotechnical Business Risk Executive Committee. He is a Alternate Member of Vale’s Geotechnical Business Risk Executive Committee (since January 2020), where he also holds the position of Executive Manager of Technical Operational Excellence (since June 2019). His professional experience over the last 5 years includes: (i) Executive Operations Manager Operational EFC at Vale (from April 2018 to June 2019), (ii) Executive EFC Operations Manager at Vale (from May 2015 to April 2018), and (iii) Director of Operations Porto Norte at Vale (from July 2013 to January 2015). He graduated Mechanical Industrial Engineering from Fundação Universidade de Itaúna in December 1988, graduated specialization in Engineering from Instituto de Educação Tecnológica - IETEC in December 2002, and MBA in Business Management from Fundação Dom Cabral in December 2006. Mr. Claudio Augusto Mendes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Claudio Augusto Mendes declared not to be a politically exposed person, as defined in the applicable regulation.

Fernando Campos Guimarães

687.293.596-00

Mr. Fernando Campos Guimarães is not an independent member of Vale's Operational Business Risks Executive Committee. He is a Alternate member of Vale’s Executive Operational Business Risk Committee (since January 2020), where he also holds the position of Executive Industrial facilities Asset Administration Management (since June 2019). His professional experience over the last 5 years includes: (i) Vale's North Quality and Engineering Manager (from March 2018 to May 2019), (ii) Vale's Senior Project Engineering Leader S11D (from October 2012 to February 2018). He graduated Mechanical Engineering from Pontifícia Universidade Católica de Minas Gerais in July 1988. He graduated a postgraduate degree in business management from Fundação Dom Cabral in December 1999 and engineering from Pontifícia Universidade Católica de Minas Gerais in February 2005. Mr. Fernando Campos Guimarães declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fernando Campos Guimarães declared not to be a politically exposed person, as defined in the applicable regulation.

Lucas Barros Duarte

049.864.816-81

Mr. Lucas Barros Duarte is not an independent member of Vale's Operational Business Risk Executive Committee and a non-independent Alternate secretary of Vale's Geotechnical Business Risk Executive Committee. He is a Alternate member of the Operational Business Risks Executive Committee (since January 2020) and Alternate secretary of the Geotechnical Business Risks Executive Committee at Vale (since November 2019), where he also holds the position of Corporate Geotechnics Manager (since September of 2019). His professional experience over the last 5 years includes: (i) Geotechnical Engineer at WSP Canada Inc. (March 2017 to September 2019), and (ii) Geotechnical Engineer at Amec Foster Wheeler (October 2014 to February 2017). He graduated Civil Engineering from the Federal University of Minas Gerais in August 2006, graduated a Master´s degree in Geotechnics from the Federal University of Minas Gerais in August 2012. Mr. Lucas Barros Duarte declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Lucas Barros Duarte declared not to be a politically exposed person, as defined in the applicable regulation.

Eduardo Amiel Pfiffer

029.438.037-07

Mr. Eduardo Amiel Pfiffer is a non-independent alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic at Vale (since January 2020), where he also holds the position of Executive Manager of Market Intelligence and Analysis (since October 2019) , having already held, in the last 5 years, the position of Market Intelligence General Manager (between October 2011 and September 2019). He graduated Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) in April 1996 and Law from Universidade Federal Fluminense in July 2020, graduated a course in Finance ministered by Instituto Alberto Luiz Coimbra de Pós-Graduação e Pesquisa de Engenharia –COPPE/UFRJ in December 1998 and a Master´s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro in December 2004. Mr. Eduardo Amiel Pfiffer declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo Amiel Pfiffer declared not to be a politically exposed person, as defined in the applicable regulation.

Patricia Silva Rodrigues Scheel

034.213.646-13

Mrs. Patricia Silva Rodrigues Scheel is a non-independent alternate member of the Business Risks Executive Committee – Strategic, Financial and Cybernetic at Vale (since January 2020), where she also holds the positions of Executive Manager of International Treasury and National Manager of Vale in the Netherlands (since December 2019), where she has also held, in the last 5 years, the positions of (i) Corporate Finance Executive Manager (between April 2018 and December 2019); (ii) Executive Manager of Mergers, Acquisitions and Divestments (between June 2016 and April 2018); (iii) Mergers, Acquisitions and Divestments Manager (between April 2015 and June 2016), and (iv) M&A Valuation Manager (between June 2013 and April 2015). She graduated Aeronautical Infrastructure Engineering from Instituto Tecnológico da Aeronáutica (ITA) in December 2000, graduated a Master´s degree in Finance from the London Business School in June 2005. Mrs. Patricia Silva Rodrigues Scheel declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Patricia Silva Rodrigues Scheel declared not to be a politically exposed person, as defined in the applicable regulation.

Ednelson da Silva Presotti

028.284.466-03

Mr. Ednelson da Silva Presotti is a non-independent Alternate member of the Business Risks Executive Committee – Geotechnical at Vale (since June 2021), where he also holds the position of Executive Manager of Matrix Geotechnics (since March 2019), and has already held the positions of: (i) Senior Engineer (between April 2005 and January 2008); (ii) Master Engineer at Vale (between January 2008 and May 2009); and (iii) Vale's Northern Corridor Geotechnics and Hydrogeology Manager (between May 2009 and March 2019). He graduated Civil Engineering from the Federal University of Ouro Preto in July 2000, graduated a Master´s degree in Geotechnics also from the Federal University of Ouro Preto in January 2003 and MBA in Business Management from Fundação Dom Cabral in May 2014. Mr. Ednelson da Silva Presotti declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ednelson da Silva Presotti declared not to be a politically exposed person, as defined in the applicable regulation.

Viktor Nigri Moszkowicz

081.994.337-10

Mr. Viktor Nigri Moszkowicz is a non-independent alternate member of Vale's Strategic, Financial and Cybernetic Business Risk Executive Committee (since January 2020), where he also holds the position of Insurance and Financial Risk Manager (since September 2018) and has held, in the last 5 years, the positions of: (i) Vale's Financial Risk Manager (between August 2017 and September 2018); (ii) Trading Desk Manager (between June 2016 and July 2017); and (iii) General Treasury Manager for Financial Engineering and BackOffice at Vale (between July 2014 and June 2016). His main professional experience in the last 5 years includes: (i) Alternate Member of the Deliberative Council of Fundação Vale do Rio Doce de Seguridade Social – Valia (since April 2018), where he has also held the position of (ii) Deliberative Council Member (between March 2015 and April 2018); and (iii) Member of the Board of Directors of Gaspetro, holding of interests in Local Gas Distributors Companies (since December 2019). He graduated Mechanical Engineering from the Federal University of Rio de Janeiro (UFRJ) in January 2001, graduated a Master´s degree in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro in March 2003 and a Master´s degree in Business Administration (MBA) from University of Chicago in June 2009. Mr. Viktor Nigri Moszkowicz declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Viktor Nigri Moszkowicz declared not to be a politically exposed person, as defined in the applicable regulation.

Diogo Afonso Costa

034.623.516-21

Mr. Diogo Afonso Costa is a non-independent member of Vale's Geotechnical Business Risk Executive Committee (since January 2020), where he also holds the position of Closed Mines Director (since August 2019). His professional experience of the last 5 years also includes (i) Director of Operations at Complexo Córrego Sítio at Anglogold Ashanti, a South African international mining company listed on international exchanges (between February 2019 and July 2019), where he also held the positions of: (ii) Director of Operations at Mineração Serra Grande (between June 2017 and January 2019); (iii) Senior Manager of Exploration, Geology and Long-Term Planning (between March 2016 and May 2017); and (iv) Senior Mining Manager (between July 2014 and March 2016). He graduated Geology from the Federal University of Minas Gerais in May 2002. He graduated a Postgraduate Degree in Business from the University of Cape Town, Graduate School of Business in Cape Town, South Africa in May 2006, specialization in Business Management from Fundação Dom Cabral (FDC) in January 2010 and a postgraduate in Business from the Kellogg School of Management in July 2015. Mr. Diogo Afonso Costa declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Diogo Afonso Costa declared not to be a politically exposed person, as defined in the applicable regulation.

Milena Jorge Martins

026.876.337-20

Mrs. Milena Jorge Martins is a non-independent alternate member of Vale’s Compliance Business Risk Executive Committee (since January 2020), where she also holds the position of Executive Manager of Engagement, Culture and Talents (since April 2019). Her professional experience in the last 5 years also includes: (i) VP Human Resources Latin America (from February 2011 to October 2018) of Shell Brasil Ltda., an oil and gas company. She graduated Business Administration from Universidade Federal Fluminense in December 1996. Mrs. Milena Jorge Martins declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Milena Jorge Martins stated to be politically exposed person because her sister, Mrs. Idalice Jorge Martins, is aMunicipal Secretary of Communication in the city of Três Rios.

Frank Marcos da Silva Pereira

GA699135

Mr. Frank Marcos da Silva Pereira is a non-independent Alternate member of Vale's Geotechnical Business Risk Executive Committee (since January 2020), where he also holds the position of Executive Dam Engineering Manager (since May 2019). His professional experience in the last 5 years also includes: (i) Dam Project Manager at Companhia Siderúrgica Nacional (between June 2018 and May 2019). He graduated Electronic Technician from Escola Técnica Municipal Os Padres do Trabalho in December 1996. He graduated Civil Engineering from the Federal University of Ouro Preto in January 2004. He graduated a Master´s degree in Geotechnics from the Federal University of Ouro Preto in December 2019 and is currently studying a PhD degree in Geotechnics from the Federal University of Ouro Preto. Mr. Frank Marcos da Silva Pereira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Frank Marcos da Silva Pereira declared not to be a politically exposed person, as defined in the applicable regulation.

Fabio Ryotaro Umemura

294.892.808-79

Mr. Fabio Ryotaro Umemura is a non-independent Alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic at Vale (since December 2021), where he also holds the position of Strategic Procurement Strategic Management Manager (since September 2021). In the last 5 years, he has experience also as a Project Manager at Kearney, in the business management consulting sector (between June 2016 and September 2021). He graduated Chemical Engineering from Escola Politécnica da Universidade de São Paulo in December 2000, graduated MBA in Economic and Financial Management of Companies from Fundação Getúlio Vargas in October 2008. Mr. Fabio Ryotaro Umemura declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Fabio Ryotaro Umemura declared not to be a politically exposed person, as defined in the applicable regulation.

Dan Harif

002.260.247-09

Mr. Dan Harif is a non-independent Alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic at Vale (since January 2020), where he also holds the position of Information Security IT Manager (since July 2016), having already also held, in the last 5 years, the position of Manager of Information Technology Center (between August 2014 and July 2016). He graduated Data Processing Technologist from Pontifícia Universidade Católica do Rio de Janeiro in December 1993. Mr. Dan Harif declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Dan Harif declared not to be a politically exposed person, as defined in the applicable regulation.

Rafael Gomes Martinez

034.006.577-00

Mr. Rafael Gomes Martinez is a non-independent Alternate member of the Business Risks Executive Committee – Compliance (since February 2020) and the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) of Vale, where he also holds the position of Executive Manager of Territorial Development and Community Relations (since September 2019). His professional experience in the last 5 years includes: the position of Strategic Planning Director at GranEnergia (between April 2012 and September 2019). He graduated Mechanical and Production Engineering from Pontifícia Universidade Católica do Rio de Janeiro in June 1996, graduated Executive MBA in Finance from Fundação Getúlio Vargas in December 1997 and Executive MBA in Marketing from IBMEC in October 1999, as well as a Master´s degree in International Education Policy from the Harvard Graduate School of Education in June 2005. Mr. Rafael Gomes Martinez declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rafael Gomes Martinez stated to be a politically exposed person, as defined in the applicable regulations, because Paulo Guedes, his former partner at the company BR Investimentos, has been the Minister of Economy of Brazil since 2019.

Guilherme Alves de Melo

315.225.838-07

Mr. Guilherme Alves de Melo is a non-independent Alternate member of the Business and Operational Risks Executive Committee at Vale (since February 2020), where he also holds the position of Operations Support Manager (since October 2019), having also held, in the last 5 years the positions of: (i) Vale Environment Analyst (between October 2011 and May 2018), and (ii) Environment Specialist (between May 2018 and November 2019). He graduated Environmental Engineering from Faculdades Oswaldo Cruz in December 2008, graduated a Master´s degree in Industrial Chemical Processes from Instituto de Pesquisas Tecnológicas - IPT in June 2012. Mr. Guilherme Alves de Melo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Guilherme Alves de Melo declared not to be a politically exposed person, as defined in the applicable regulation.

Luke Thomas Mahony

PE0394847

Mr. Luke Thomas Mahony is a non-independent Alternate member of the Business Executive Committee - Geotechnics at Vale (since February 2020), where he also holds the position of Head of Corporate Technical Services at Vale Canada (since March 2019), having previously held Also, in the last 5 years, the positions of: (i) General Manager Resource Development, Long-Term Planning and Continuous Improvement – Coal of Vale Mozambique (between July 2014 and July 2017), (ii) Executive Manager Planning, Programming, Maintenance Engineering and Projects – Coal of Vale Mozambique (between July 2017 and January 2018), and (iii) Executive Manager - Coal Planning and Projects at Vale Mozambique (between January 2018 and March 2019). He graduated Mining Engineering from the University of New South Wales in 2002, graduated a Master´s degree in Finance from the University of New South Wales in 2004, a Master´s degree n Mining Engineering from the University of New South Wales in 2006, and a Master´s degree in Mining Geomechanical Engineering by the University of New South Wales in 2011. Mr. Luke Thomas Mahony declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luke Thomas Mahony declared not to be a politically exposed person, as defined in the applicable regulation.

Deshnee Naidoo

Passport: M00225731

Mrs. Deshnee Naidoo is a non-independent Alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic at Vale (since September 2021), where she also holds the position of Director of Finance and Business Development (Base Metals) (Director: Finance and Business Development (Base Metals)) (since January 2021). Her professional experience in the last 5 years includes CEO of Vedanta Zinc International and CMT, a company from the Vedanta Resources group, in the mining and metals sector (between November 2014 and April 2021). She graduated Chemical Engineering (BSc Chemical Engineering) from the University of Natal (Durban), South Africa, in December 1998. Mrs. Deshnee Naidoo declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Deshnee Naidoo declared not to be a politically exposed person, as defined in the applicable regulation.

Cláudio Depes Tallon Netto

035.870.857-57

Mr. Cláudio Depes Tallon Netto is a non-independent Alternate member of the Business Risks Executive Committee - Compliance at Vale (since February 2020), where he also holds the position of Legal Manager of Contracts and Maritime Insurance (since 2008). He graduated Law from Universidade Federal do Espírito Santo in August 1996, graduated a postgraduate degree in Transport and Maritime Law from Faculdade de Direito Vitória/Interação in December 1998. Mr. Cláudio Depes Tallon Netto declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Cláudio Depes Tallon Netto declared to be a politically exposed person, because his brother, Dilton Depes Tallon Netto, is a prosecutor in Vitória/ES, and his sister, Beatriz Depes Tallon Netto, is a federal revenue auditor.

José Eugênio Esposito

037.958.477-88

Mr. José Eugênio Esposito is a non-independent Alternate member of the Business Risks Executive Committee - Compliance at Vale (since December 2021), where he also holds the position of Corporate Integrity Manager – Latin America and Africa (since February 2021), having already also held, in the last 5 years, the position of Supply Governance and Compliance Manager (between June 2015 and January 2021). He graduated Chemical Engineering from the Federal University of Rio de Janeiro in August 1996, graduated specialization in Economic Engineering and Industrial Administration from the Federal University of Rio de Janeiro in December 2000, as well as specialization in Mining Business Management from the Federal University of Ouro Preto and Fundação Dom Cabral, in December 2012. Mr. José Eugênio Esposito declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. José Eugênio Esposito declared not to be a politically exposed person, as defined in the applicable regulation.

Mariana Correia Pereira

026.667.926-92

Mrs. Mariana Correia Pereira is a non-independent Alternate member of the Business Risks Executive Committee - Compliance at Vale (since February 2020), where she also holds the position of Guidance and Tax Risks Manager (since June 2018), having also held, in the last 5 years, the positions of: (i) Vale's Lawyer and Legal Manager (between August 2004 and April 2016). Her experience in the last 5 years includes: (i) Tax Manager of Arcelor Mittal Brasil (between April 2016 and June 2018). She graduated Law from the Federal University of Minas Gerais in July 2000, graduated Master´s degree in Tax Law from the Federal University of Minas Gerais in March 2005. Mrs. Mariana Correia Pereira declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Mariana Correia Pereira stated to be a politically exposed person, as her ex-husband Fabiano Abreu Pfeilsticker was a labor judge at the Regional Labor Court of Minas Gerais.

Vagner Silva de Loyola Reis

992.523.177-91

Mr. Vagner Silva de Loyola Reis is not an independent member of Vale’s Business Risks Executive Committee – Strategic, Financial and Cybernetic (since April 2020), where he also holds the position of Director of the Value Chain Ferrous (since August 2017) . His experiences in the last 5 years include: (i) Member of the Board of Directors of Samarco Mineração S.A. (since July 2019); (ii) Internal Planning Executive Manager at Vale (from May 2015 to August 2017), and (iii) Director of Planning and Production of Ferrous at Vale (from June 2013 to May 2015). He graduated Industrial Chemistry from PUC-RJ in December 1990, graduated specialization in Business Management from Fundação Dom Cabral in October 1992. Mr. Vagner Silva de Loyola Reis declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Vagner Silva de Loyola Reis declared not to be a politically exposed person, as defined in the applicable regulation.

Luiz Fernando Landeiro Junior

075.784.817-62

Mr. Luiz Fernando Landeiro Junior is a non-independent member of the Business Risks Executive Committee – Geotechnical (since August 2019) at Vale, where he has also held the position of member of the Business Risks Executive Committee – Operational (between August 2019 and June 2019). 2020) and member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic (between August 2019 and December 2021). His main professional experience in the last 5 years includes: Vale Planning and Engineering Director. Mr. Luiz Landeiro graduated civil engineering from the Federal University of Rio de Janeiro in January 2001, graduated a postgraduate degree in transport logistics from the Federal University of Espírito Santo in November 2003 and MBA in Entrepreneurial Management from Fundação Dom Cabral in May. from 2006. Mr. graduated declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. graduated declared not to be a politically exposed person, as defined in the applicable regulation.

Marcos Guilherme Ruffeil Moreira

599.088.312-91

Mr. Marcos Guilherme Ruffeil Moreira is a non-independent Alternate member of the Business Risks Executive Committee – Strategic, Financial and Cybernetics at Vale (since April 2020), where he also holds the position of Production Planning and Logistics Capacity Manager (since February 2020). ). His experience in the last 5 years includes: (i) Strategic Planning Manager - Ferrous at Vale S.A (between January 2018 and January 2019); and (ii) Strategic Planning and Performance Manager of Coal at Vale Mozambique (between January 2013 and December 2017). He graduated Mechanical Engineering from the Federal University of Pará in December 1999, graduated a Master´s degree in Production Engineering from PUC-RJ in March 2005. Mr. Marcos Guilherme Ruffeil Moreira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcos Guilherme Ruffeil Moreira declared not to be a politically exposed person, as defined in the applicable regulation.

Cornelia Carolina Holtzhausen

M00255786

Mrs. Cornelia Carolina Holtzhausen is a non-independent Alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic r at Vale (since December 2021), where she also holds the position of Head of Integrated Business Planning, Base Metals) (since September 2021), having already occupied the positions of Head (Technology and Innovation, Base Metals) (between September 2020 and September 2021) and Manager Performance and Competitiveness, Base Metals) (between September 2019 and August 2020). Her main professional experience in the last 5 years includes: (i) Regional Director Advisory for Africa, Europe & Middle East at Hatch, engineering consulting (between January 2017 and June 2019); and (ii) Project Lead Kumba Culture Program at Anglo American Kumba Iron Ore, in the mining sector (between January 1991 and December 2016). She graduated Metallurgical Engineering from the University of North-west, South Africa, in December 1994, as well as graduated with honors Science (Mining Engineering) from the University of Pretoria, South Africa, in December 2011, having graduated MBA from the University of Pretoria, South Africa, in December 2001. Mrs. Cornelia Carolina Holtzhausen declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Cornelia Carolina Holtzhausen declared not to be a politically exposed person, as defined in the applicable regulation.

Roberto Mauro Di Biase Sampaio

007.478.727-67

Mr. Roberto Mauro Di Biase Sampaio is a non-independent Alternate member of the Business Risks Executive Committee – Geotechnical (since April 2020) and the Business Risks Executive Committee – Operational (since May 2020) at Vale, where he also holds the position of Executive Manager of Health, Safety, Environment and Risks Ferrous (since April 2020), and has held the following positions: (i) Executive Manager of Porto Norte Operations (between January 2015 and March 2020); (ii) Vale Logistics Engineering Director (between September 2012 and January 2015); (iii) General Manager of Operations Portos Sul (TIG, CPBS and ValeSul) (between January 2011 and September 2012); (iv) General Manager of Operations Port of Tubarão (between October 2008 and January 2011); (v) Manager of the Operations Control Center at Port of Tubarão (between June 2007 and October 2008); and (vi) Engineer in the Pelletizing Plants (between October 2004 and June 2007). He graduated Metallurgical Industrial Engineering from Universidade Federal Fluminense - UFF in January 1995 and postgraduate degree in Business Management from Fundação Getúlio Vargas - FGV in December 2006. Mr. Roberto Mauro Di Biase Sampaio declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roberto Mauro Di Biase Sampaio declared not to be a politically exposed person, as defined in the applicable regulation.

Ricardo Batista Mendes

026901886.78

Mr. Ricardo Batista Mendes is a non-independent member of the Business Risks Executive Committee – Geotechnics (since April 2020) at Vale, where he also holds the position of Executive Energy Manager (since May 2010). His main professional experience in the last 5 years includes: (i) Chief Executive Officer of Vale Energia S.A. (since May 2010); (ii) Vice-chairman of the Board of Directors of ABRACE – Brazilian Association of Large Energy Consumers (since February 2020); (iii) Director of Aliança Geração S.A., a company in the electric power generation sector (since February 2015); (iv) Director of Norte Energia S.A., a company in the electric power generation sector (since July 2011); and (v) Board member of ABIAPE – Brazilian Association of Energy Investors (since June 2010). He graduated Electrical Engineering from the Federal University of Minas Gerais in April 1998 and specialization in Business Management from Fundação Dom Cabral – FDC in February 2005. Mr. Ricardo Batista Mendes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ricardo Batista Mendes declared not to be a politically exposed person, as defined in the applicable regulation.

Glauco Vinícius de Oliveira Gonçalves

992.440.636-20

Mr. Glauco Vinícius de Oliveira Gonçalves is a non-independent Alternate member of the Business Risks Executive Committee – Geotechnical (since April 2020) at Vale, where he also holds the position of Strategy, Participation and New Business Manager (since August 2019). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors (since August 2019), (ii) Chief Operation Officer (between August 2014 and July 2019), (iii) Member and Coordinator of the Financial Committee (since July 2019), (iv) Regular Member of the Strategic Committee (since July 2019), (v) Alternate Member of the Management and Corporate Development Committee (since July 2019), (vi) Member of the Audit Committee (since July 2019) and (vii) Alternate Member of the Electric Energy Sale Committee (since July 2019) of Aliança Geração de Energia S.A., a company in which Vale holds interest; (viii) Member of the Board of Directors (since August 2019) and (ix) Director without specific designation (since July 2019) of Aliança Norte Energia Participações S.A., a company in which Vale holds interest; (x) Director without specific designation (between August 2016 and August 2019) of Mantiqueira PCHS Participações S.A., a wind energy company in which Vale holds indirect interest; (xi) Director without specific designation (between January 2016 and January 2019) of Aliança Eólica Santo Inácio Participações S.A., in which Vale holds indirect interest; (xii) Alternate Member of the Deliberative Council (since August 2019), (xiii) Member of the Deliberative Council (between April 2012 and July 2019) and (xiv) Implementation Director (between June 2014 and June 2017) of Consórcio Candonga, in which Vale holds interest; (xv) Member of the Deliberative Council (between June 2012 and July 2019) of Consórcio Capim Branco Energia, in which Vale holds indirect interest; (xvi) Member of the Deliberative Council (between June 2012 and February 2015 and since August 2019) of Estreito Energia Consortium – CESTE, in which Vale holds interest; (xvii) Member of the Deliberative Council (between May 2012 and August 2019) of Igarapava Hydroelectric Power Plant Consortium, in which Vale holds indirect interest; (xviii) Member of the Plenary Council of the Management Committee (between December 2012 and December 2014 and since August 2019) of Consórcio da Hidrelétrica Machadinho, in which the Company holds interest; (xix) Alternate Member of the Deliberative Council (since August 2019) of Consórcio GESAI - Geração Santa Isabel, in which Vale holds interest; and (xx) Member of the Deliberative Council (between May 2012 and July 2019) of Consórcio Aproveitamento Hidrelétrico Porto Estrela, in which Vale holds interest. For further information, see item 12.12 of this Reference Form.

José Luiz de Oliveira Martins

152.690.944-87

Mr. José Luiz de Oliveira Martins is a non-independent member of the Business and Operational Risks Executive Committee (since June 2020) at Vale, where he also holds the position of Executive Operations Manager of Coal (since February 2020). His main professional experience in the last 5 years includes: (i) Director of Operations (between January 2015 and March 2018) of Mineração Rio do Norte – MRN, a mining company controlled by Vale; and (ii) Consultant at OZ Minerals (between June and December 2019), a mining company. He graduated Mining Engineering from the Federal University of Pernambuco - UFPE in February 1981. Mr. José Luiz de Oliveira Martins declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. José Luiz de Oliveira Martins declared not to be a politically exposed person, as defined in the applicable regulation.

Andressa Machado Duran Linhares

037.689.187-42

Mrs. Andressa Machado Duran Linhares is a non-independent Alternate secretary of the Business Risks Executive Committee - Strategic, Financial and Cybernetic (since June 2020) and the Business Risks Executive Committee - Compliance (since June 2020) at Vale, where she also occupies the position of Integrated Business Risk Management Manager (since June 2020), having also held, in the last 5 years, the positions of: (i) Corporate Operational Safety Manager (between December 2018 and June 2020); and (ii) Internal Audit Manager – Operational, Financial, Tax and Compliance (between September 2014 and November 2018). She graduated Economics from the Federal University of Rio de Janeiro –UFRJ in July 1997 and a postgraduate degree in Corporate Finance from IBMEC in July 2007. Mrs. Andressa Machado Duran Linhares declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Andressa Machado Duran Linhares declared not to be a politically exposed person, as defined in the applicable regulation.

Marco Aurelio Brito Braga

952.400.126-87

Mr. Marco Aurelio Brito Braga is a non-independent member of the Business Risks Executive Committee – Strategic, Financial and Cybernetic (since June 2020) at Vale, where he also holds the position of Director of Procurement and Inbound Logistics (since June 2020), since having also held, in the last 5 years, the positions of: (i) Executive Manager of Project Implementation - Vitória/ES, Africa AND Asia (between September 2019 and May 2020); (ii) Head of Procurement and Inbound Logistics – North Atlantic (between January 2017 and August 2019); and (iii) Executive Manager of Global Procurement for Projects (between July 2012 and December 2016). He graduated Business Administration from the Federal University of Minas Gerais - UFMG in July 2000. He graduated Business MBA from Fundação Dom Cabral in December 2012, specialization in Finance from Fundação Dom Cabral in December 2002, specialization in Strategic Supply Chain Management from the University of British Columbia in October 2004 and specialization in Lean Manufacturing from Michigan University – Michigan – USA in May 2014. Mr. Marco Aurelio Brito Braga declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marco Aurelio Brito Braga declared not to be a politically exposed person, as defined in the applicable regulation.

Patrick James

Passport: USA 530504454

Mr. Patrick James is a non-independent member of the Business Risks Executive Committee – Operational (since June 2020) at Vale, where he also holds the position of Director of Health, Safety, Environment and Risk (Head of HSE & Risk) Base Metals at Vale (since June 2020). His main professional experience in the last 5 years includes: (i) Member of the Board of Directors (BOD) of the International Academy for Mine, Safety & Health (since September 2019); (ii) Member of the Society of Mining, Metallurgy and Exploration (since September 2019); (iii) Vice President of Health, Safety, Environment and Human Resources (VP, HR/HSE) (between April 2019 and June 2020) at Cementation Americas, a mining company; (iv) Vice President of Health, Safety and Environment (VP, HSE) at Lehigh Hanson (Heidelberg Cement) (between January 2017 and April 2019), a construction materials company; and (v) Vice President of Health, Safety, Environment and Communities, of the copper and diamond products group (VP, HSE & Communities, for the Copper & Diamonds Product Group) of Rio Tinto (between July 2005 and January 2017), a metals and mining company. in Social Sciences with Emphasis in Psychology (BS Social Science w/emphasis in Psychology) from the University of Wyoming in May 1997, graduated a Master´s degree in Education with Emphasis in Secondary Education (MA Education w/emphasis in Secondary Education) from the University of Wyoming in May 2001, and was certified as Certified Safety Professional (CSP) and Certified Mine Safety Professional (CMSP) in March 2004 and August 1998, respectively. Mr. Patrick James declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Patrick James declared not to be a politically exposed person, as defined in the applicable regulation.

Murilo Muller

877.208.929-68

Mr. Murilo Muller is a non-independent member of the Business Risks Executive Committee – Strategic, Financial and Cybernetic (since August 2020) and the Business Risks Executive Committee – Compliance (since March 2022) of Vale, where he also holds the position of (i) Controlling Director (since August 2017), having already held the following positions: (ii) Controlling Project Manager (between August 2013 and April 2015) and (iii) Controlling Executive Manager (between April 2015 and August 2017). His main professional experience in the last 5 years includes member of the Board of Directors of CSI Steel, a company in the steel processing sector (between July 2020 and January 2022). He graduated Accounting Sciences from the Federal University of Paraná in June 2001. Mr. Murilo Muller declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Murilo Muller declared not to be a politically exposed person, as defined in the applicable regulation.

Eliane Velo Dominguez

034.232.097-12

Mrs. Eliane Velo Dominguez is a non-independent Alternate member of the Business Risks Executive Committee – Strategic, Financial and Cybernetic (since October 2020) and the Business Risks Executive Committee – Compliance (since March 2022) of Vale, where she also holds the position of (i) Controlling and Global Consolidation Manager (since October 2018), having already held the following positions: (ii) Consolidation Manager, Results and Consolidated Reports (between April 2016 and September 2018); and (iii) Accounting Standardization and Support Manager (between April 2014 and March 2016). Her main professional experience in the last 5 years also includes Member of the Fiscal Council of Fundação Renova (since April 2020), a non-profit organization responsible for the management and the execution of programs for repair of the damage caused by the break of the Fundão dam, owned by of Samarco S.A. in Mariana (MG), of which Vale is a subsidiary. Sher graduated Accounting from the State University of Rio de Janeiro (UERJ) in June 1997, a postgraduate degree in Finance and Corporate Management from Universidade Cândido Mendes in November 2000 and MBA in Controlling and Finance from the Fluminense Federal University (UFF) in June 2005. Mrs. Eliane Velo Dominguez declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Eliane Velo Dominguez declared not to be a politically exposed person, as defined in the applicable regulation.

Vitor Monteiro Cabral

021.139.627-30

Mr. Vitor Monteiro Cabral is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where he also holds the position of Environmental Technology Manager (since May 2015) and has held the positions of (i) Trainee with higher education (between June 2001 and May 2002) (ii) Junior Forestry Engineer (between May 2002 and January 2004); (iii) Senior Engineer (between February 2004 and February 2007); (iv) Master Forestry/Sustainability Analyst (between March 2007 and September 2011) and (v) Recovery/Environmental Planning Manager (between September 2011 and May 2015). His main professional experience in the last 5 years includes: (i) Alternate Member of the Board of Trustees (since June 2019) and (ii) Main Member of the Technical Social and Environmental Programs Committee (since August 2018) of Fundação Renova, a non-profit organization responsible for management and execution of programs for repair of damages caused by the break of the Fundão dam, owned by Samarco S.A. in Mariana (MG), of which Vale is a subsidiary maintainer and (iii) Alternate member of the Board of Directors of Associação Vale para o Desenvolvimento Sustentável – Fundo Vale (since July of 2015), a non-profit association that seeks to connect institutions in favor of sustainable development). He graduated Agronomy from the Federal University of Viçosa in October 2000 and MBA in Corporate Finance and Market from IBMEC/BH in September 2018. Mr. Vitor Monteiro Cabral declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Vitor Monteiro Cabral declared not to be a politically exposed person, as defined in the applicable regulation.

Júlio César Gama de Almeida

008.523.287-00

Mr. Júlio César Gama de Almeida is a non-independent member of the Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where he is also Director of Global Communication (since November 2017), having already exercised the following positions: (i) responsible to develop and implement the Communication strategy to protect and enhance the company's reputation and (ii) direct the areas of External Communication, Internal Communication, Digital, Events, Advertising and Marketing and Visits. His main professional experience in the last 5 years includes: (i) Communications Director at Telefônica Brasil – VIVO (between July 2016 and November 2017); (ii) Head of Communication at HSBC Brasil (between December 2013 and July 2016); (iii) Director of Corporate and Financial Practices at Burson-Marteller (between August 2012 and December 2013). Graduated Communications from Faculdade da Cidade do Rio de Janeiro in December 1989; MBA in International Business from Florida International University, Miami, FL, in April 2007. Mr. Júlio César Gama de Almeida declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Júlio César Gama de Almeida declared not to be a politically exposed person, as defined in the applicable regulation.

Renata Silveira Bellozi

082.937.077-39

Mrs. Renata Silveira Bellozi is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where she is also General Manager (since May 2018), having already held the following positions: (i) Press Relations Manager (between 2011 and 2018). She graduated Journalism from PUC / Minas Gerais in December 2000. She graduated a postgraduate degree in Sustainability from Fundação Dom Cabral in 2011 and specialized in Communication and Business Management from PUC / Minas Gerais in December 2004. Mrs. Renata Silveira Bellozi declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Renata Silveira Bellozi declared not to be a politically exposed person, as defined in the applicable regulation.

Luiz Ricardo de Medeiros Santiago

780.016.171-49

Mr. Luiz Ricardo de Medeiros Santiago is a non-independent member of the Business Risks Executive Committee – Sustainability,

Institutional Relations and Reputation (since December 2020) of Vale, where he is also Director of Institutional Relations (since September 2020), having already exercised the following positions: (i) Director of Government Relations (between August 2019 and August 2020) and (ii) Executive Manager of Government Relations (between February 2018 and July 2019). His main professional experience in the last 5 years also includes: (i) Director of Government Relations for South America at General Motors (automotive) (between November 2016 and January 2018); (ii) Head of Government Relations and International Advocacy at Raízen (energy and fuel) (between January 2012 and October 2016); (iii) Board member at the Brazilian Mining Institute (IBRAM) (since March 2018); (iv) Board Member at the Federation of the Industries of Minas Gerais (FIEMG) (since March 2019); and (v) Board member at the Federation of the Industries of Espírito Santo (FINDES) (since August 2020). Graduated Computer Science from Miami-Dade College in December 2017; in Systems Analysis from Faculdade Sta. Teresa in December 2008; Theology from Faculdade de Teologia Integrada in December 2016 and MBA in State, Government and Public Policy from Universidade de Brasília in September 2013. Mr. Luiz Ricardo de Medeiros Santiago declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luiz Ricardo de Medeiros Santiago declared not to be a politically exposed person, as defined in the applicable regulation.

Elisa Romano Dezolt

619.915.621-87

Mrs. Elisa Romano Dezolt is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where she is also the Federal Government and Institutional Relations Manager (since June 2020). Her main professional experience in the last 5 years includes: (i) Director of Territorial Environmental Management at the Ministry of the Environment (between February 2019 and January 2020); (ii) Specialist in Policy and Industry at the National Confederation of the Industry (between May 2006 and February 2019). She graduated Biological Sciences from Universidade de Brasília n March 1999; she a postgraduate degree in Cross-Sector Partnerships from the University of Cambridge, UK in July 2005 and a Master´s degree (credit only) in Environmental Economic Management from Universidade de Brasília in January 2001. Mrs. Elisa Romano Dezolt declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Elisa Romano Dezolt declared to be a politically exposed person, as defined in the applicable regulations, because of her position of Director of Territorial Environmental Management at the Ministry of the Environment (between February 2019 and January 2020) and her father's position as Director of Geoscientific Infrastructure of the Geological Service in Brazil (CPRM) (current).

Camilla Lott Ferreira

043.987.797/01

Mrs. Camilla Lott Ferreira is a non-independent member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where she is also Executive Manager of Social Management (since August 2018), having already held the following positions: (i) Leader Trading Specialist on HSEC - Health, Safety, Environment and Community (between October 2013 and October 2017); (ii) General Manager of Sustainability of Capital Projects (between February 2013 and October 2013); (iii) General Manager of Project Management (PMO) and Chief Executive Officer of Fundação Vale in Mozambique (between February 2011 and January 2013); (iv) Sustainability Manager of Fundação Vale in Mozambique (between January 2010 and January 2011); (v) Vale's Environment Manager in Mozambique (between January 2006 and December 2009); and (vi) Engineer of the Environmental and Territorial Management Department (between June 2001 and December 2005). Her main professional experience in the last 5 years includes: (i) Member of the Board of Directors of Biopalma da Amazônia S.A. (since May 2018); and (ii) Member of the Board of Trustees of Fundação Renova, a non-profit organization responsible for management and execution of programs for repair of the damage caused by the break of the Fundão dam, owned by Samarco S.A., in Mariana (MG), of which Vale is a subsidiary maintainer (since July 2019). She graduated Agronomy Engineering at UFV in January 2000; a postgraduate degree in Business Management from Fundação Dom Cabral, in December 2005; and MBA from the Federal University of Rio do Janeiro in December 2004. Mrs. Camilla Lott Ferreira declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Camilla Lott Ferreira declared not to be a politically exposed person, as defined in the applicable regulation.

Marcelo Leite Barros

015.314.747-48

Mr. Marcelo Leite Barros is a non-independent member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where he is also Director of Operations South and Center-West Corridor (since April 2019), having held the following positions: (i) Intern (in 1990); (ii) Economic and Financial Analyst (in 1992); (iii) North System Planning Manager (in 2000); (iv) General Manager of FCA Operations (in 2002); (v) EFVM Operations Director (in 2006); (vi) Director of Operations Porto Norte (in 2010); and (vii) Logistics Operations Director (in 2011). He graduated Economic Sciences from the Federal University of Espírito Santo in December 1991, MBA in Finance from IBMEC in 1995, and a postgraduate degree in Management from FGV in 2000. Mr. Marcelo Leite Barros declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcelo Leite Barros declared not to be a politically exposed person, as defined in the applicable regulation.

Luiz Gustavo Reche

011.032.226-60

Mr. Luiz Gustavo Reche is a non-independent member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) of Vale, where he is also Director of Operations South Atlantic (since September 2018), having already held the following positions: positions: (i) Corumba Operations Manager (between February 2006 and February 2009); (ii) General Manager Itabiritos (between October 2011 and April 2017); and (iii) Executive Manager Vargem Grande (between April 2017 and September 2018). He graduated Mining Engineering from the Federal University of Ouro Preto in December 2000 and Chemical Engineering from UNIFRAN in December 2003 and graduated MBA in Business Management from FGV in December 2008. Mr. Luiz Gustavo Reche declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luiz Gustavo Reche declared not to be a politically exposed person, as defined in the applicable regulation.

Valéria Cristina Franco

618.238.643-68

Mrs. Valéria Cristina Franco is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where she is also Executive Manager of HSE (Health & Safety and Environment) and Risks North Corridor (since January 2020), having already held the following positions: (i) Ferrous Management Method Coordinator (between May 2009 and October 2010); (ii) Contract Performance Administration Manager (between November 2010 and March 2012); (iii) Current Investment Portfolio Management Coordinator (between April 2012 and October 2013); (iv) Ferrous Consolidated Management Manager (between November 2013 and May 2015) and (v) Manager of Occupational Health and Safety Improvement of Ferrous Processes (between April 2015 and December 2019). She graduated Business Administration from Universidade Estadual do Maranhão in October 2003 and a postgraduate degree in Finance from IBMEC in September 2006. Mrs. Valéria Cristina Franco declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Valéria Cristina Franco declared not to be a politically exposed person, as defined in the applicable regulation.

Sérgio Inácio Cassamo Chitará

Passport: 110100306591C: ID

Mr. Sérgio Inácio Cassamo Chitará is a non-independent member of the Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where he is also Executive Manager (Country Manager) at Vale Mozambique (since September 2020), having already held the following position General Manager of Institutional Relations in Mozambique and Malawi (between November 2009 and September 2016). His main professional experience in the last 5 years also includes Project Director in USAID (United States Agency for International Development) program - SPEED (Supporting the Policy Environment for Economic Development). He graduated Agronomy and Forestry from Universidade Eduardo Mondlane in 1980; he graduated MBA from Bradford University UK- Management Center in 1994 and MSc in Forest Industries Technologies from the University College of North Wales in 1993/94. Mr. Sérgio Inácio Cassamo Chitará declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Sérgio Inácio Cassamo Chitará declared not to be a politically exposed person, as defined in the applicable regulation.

Marcelo Tertuliano Melo

996.501.346-20

Mr. Marcelo Tertuliano Melo is a non-independent Alternate member of the Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation (since December 2020) of Vale, where he is also Executive Manager of Administration, Performance and Strategy - CFO Coal Mozambique (since September 2020). 2017), having already held the following positions: (i) General Manager of Economic Management - Coal (between March 2014 and September 2016); (ii) General Manager of Corporate Finance (between October 2010 and February 2014); (iii) General Manager of Equity Management (between May 2010 and October 2010); (iv) Manager of Equity Management (between June 2007 and April 2010); (v) Equity Management Coordinator (between October 2006 and May 2007) and (vi) Advisor to the Presidency at MBR- Subsidiary of Vale (between October 2005 and September 2006). His main professional experience in the last 5 years also includes CFO – Nacala Corridor – Vale’s Joint Venture Company (between October 2016 and August 2017). He graduated Business Administration from FUMEC in December 1998; a postgraduate degree in Business Administration with specialization in Finance from FVG-SP in December 2001, a Master´s degree in Business Administration from IBMEC-RJ in March 2014. Mr. Marcelo Tertuliano Melo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcelo Tertuliano Melo declared not to be a politically exposed person, as defined in the applicable regulation.

Rodrigo Lauria de Castro Loureiro

080.859.807-46

Mr. Rodrigo Lauria de Castro Loureiro is a non-independent Secretary of the Business Risks Executive Committee - Sustainability, Institutional Relations and Reputation (since December 2020) at Vale, where he is also Manager of Economic Management and Performance – Sustainability (since February 2018), having already held the following positions at Vale or companies related thereto: (i) Documentation and Cost Technician II at Docenave – Navegação Vale do Rio Doce (between September 2003 and September 2005); (ii) Budget and Finance Analyst II at Docenave – Navegação Vale do Rio Doce (between September 2005 and March 2006); (iii) Master Economic Financial Analyst (between March 2006 and September 2008); (iv) Cost and Results Management Manager (between September 2008 and November 2009); (v) DIPD Logistics Performance Manager (between November 2009 and November 2011); (vi) General Manager of Financial Management and Corporate Performance (between November 2011 and August 2015); and (vii) HR/S&S/SUST/ENER Planning and Management Manager (between August 2015 and January 2018). His main professional experience in the last 5 years includes: (i) Director of Vale Soluções em Energia S.A. -VSE (R&D of projects focused on the energy area) (since July 2020); (ii) Alternate Member of the Fiscal Council at Fundação Vale (Third Sector) (since September 2019); (iii) Chairman of the Fiscal Council of Instituto Vale – ICV (Third Sector) (since September 2019); (iv) Executive Director of Associação Instituto Tecnológico Vale – ITV (Third Sector) (since June 2019); (v) Effective Member of the Management Board of the Associação Vale para o Desenvolvimento Sustentável – Fundo Vale (Third Sector) (since July 2018); (vi) Chairman of the Fiscal Council of Associação Centro Cultural Vale Maranhão – ACCVM (Third Sector) (since July 2018) and (vii) Member of the Fiscal Council of Associação Memorial Minas Gerais Vale- AMMGV (Third Sector) (since October 2020). He graduated Business Administration from the Federal University of Rio de Janeiro in December 2001; a postgraduate degree in Economic Engineering from the State University of Rio de Janeiro in December 2004; an MBA in Corporate Finance from Instituto Brasileiro de Mercado de Valores in December 2006 and specialization course from the Oxford Impact Measurement Program Sais Business School at the University of Oxford in July 2019. Mr. Rodrigo Lauria de Castro Loureiro declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Rodrigo Lauria de Castro Loureiro declared not to be a politically exposed person, as defined in the applicable regulation.

Luiz Eduardo Fróes do Amaral Osorio

026.000.007-80

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Manuel Lino Silva de Sousa Oliveira

717,221,071-97

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Mauro Rodrigues da Cunha

004,275,077-66

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6].

Luciana Pires Dias

251.151.348-02

Luciana Dias is a Professor at the Law School of Fundação Getúlio Vargas (since 2008) and partner at L|Dias Advogados, where she works as an expert and arbitrator on matters related to the capital market regulation (since 2016). Member of the Audit Committee of Vale S.A. (since March 2020); the Audit Committee of Itaú Unibanco Holding S.A. (since August 2020); member of the Board of Directors and Coordinator of the Audit Committee of XP Inc. (since May 2021). She was director of the Securities and Exchange Commission-CVM (2010-2015); Market Development Superintendent at CVM (2007 - 2010). Representative of CVM in the Corporate Governance Committee of the Organization for Economic Cooperation and Development – OECD (2011 – 2015) and the Latin American Corporate Governance Roundtable organized by OECD (2009 – 2015). Ph. D. (2014) and Master (2005) in Commercial Law from the Law School of the University of São Paulo - USP. Master of Law from Stanford University School of Law (Master of the Science of Law - J.S.M., 2005). Bachelor of Law from the Law School of USP(2000). Admitted to the Brazilian Bar Association (2000) and the New York Bar Association (2005). Mrs. Luciana Pires Dias declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Luciana Pires Dias declared to have been a politically exposed person, as defined in the applicable regulations, due to her position as an independent member of the Board of Directors of BNDESPar, a public company linked to the Ministry of Economy between February 2018 and March 2020.

Sergio Ricardo Romani

728.647.617-34

Mr. Sergio Ricardo Romani is an independent external expert member of Vale's Audit Committee. His main professional experience in the last 5 years includes: (i) CEO Latin America South of EY - Ernst & Young, (ii) Lead Audit in South America of EY, an auditing and consulting firm; and (iii) Partner of SR Assessoria e Consultoria de Negócios Ltda (since September 2019), a consulting firm. He graduated Accounting from Universidade Santa Úrsula (in August 1989). Mr. Sergio Ricardo Romani is a member of the Board of Directors and Coordinator of the Audit Committee of AUREN and a member of the Board of Directors and member of the Audit Committee of CBA - Cia Brasileira de Alumínio. Mr. Sergio Ricardo Romani declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Sergio Ricardo Romani declared not to be a politically exposed person, as defined in the applicable regulation.

Roger Allan Downey

623.291.626-34

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Eduardo de Oliveira Rodrigues Filho

442,810,487-15

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

André Viana Madeira

076,512,086-09

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Marcelo Gasparino da Silva

807,383,469-34

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Antônio Umberto Benetti Queiroz

925,682,468-04

Mr. Antônio Umberto Benetti Queiroz is an independent external expert member of Vale’s Operational Excellence and Risk Committee (since June 2020). His main professional experience in the last 5 years includes: (i) Vice Chief Executive Officer of Innovation, Technology and Sustainable Development (since 2021) of Braskem S.A., a company in the petrochemical sector, where he has also held the position of: (ii) HSE and Industrial Excellence Director (between 2012 and 2020). He graduated Chemical Engineering from UNICAMP in December 1981. He is a member of the Advisory Board of the Center for Chemical Process Safety (CCPS – AlChE) in the USA (since February 2021) He holds PhD in Scientific and Technological Policy from the Geosciences Institute of UNICAMP, graduated in August 2015. He completed the (i) Course for Board Members at IBGC, São Paulo, in 2021; (ii) Global Leaders Program Program of Braskem S.A. in Wharton, Philadelphia in 2012; (iii) Senior Leadership Program of Rhodia S.A., namely: (a) Innovation Process Management, IMD, Lausanne, in 2000; (b) Strategic thought, Wharton, San Francisco, 2003; (c) Communication skills, Verbateam, Paris, 2003; (d) Leadership: Mobilizing People – IMD, Lausanne, in 2004; (e) Relationship with Unions – Liaisons Sociales, Paris, in 2004; (f) Finance – HEC, Paris, in 2005; (iv) Skills, Tools and Competencies at Fundação Dom Cabral, BH, Brazil and Kellog Management School, Illinois, USA, in 1998; (v) MBA – International Executive at Amana-Key, São Paulo in 1994; (vi) Specialization courses at E.N.S. by Génie Chimique de Nancy and Toulouse in France: (a) Distillation, (b) Adsorption, (c) Liquid-Liquid Extraction, (d) Crystallization, (e) Filtration, (f) Drying, (g) Solids Processing, (h) Safety and Process Control, (i) Reactors and Chemical Kinetics and (j) Electrochemical Process between 1986 and 1989. Mr. Antonio Umberto Benetti Queiroz declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Antonio Umberto Benetti Queiroz declared not to be a politically exposed person, as defined in the applicable regulation.

Daniel André Stieler

391,145,110-53

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Fernando Jorge Buso Gomes

370,624,177-34

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Roberto da Cunha Castello Branco

031,389,097-87

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Murilo César Lemos dos Santos Passos

269,050,007-87

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6].

Adriano Cives Seabra

016.480.547-81

He is an independent external expert member of the Financial Committee (since May 2019) of Vale, where he has also held the position of independent Alternate member of the Board of Directors (between May 2019 and April 2021). His main professional experience in the last 5 years includes: (i) Partner and Head of Analysis at Itaverá Investimentos (since August 2021), a company in the asset management sector; (ii) Member of the Board of Directors of Sanepar S.A. (from April 2017 to April 2022), publicly-held company in the water and sanitation sector; (iii) Member of the Board of Directors of Banrisul S.A. (since June 2018), a publicly traded financial institution; (iv) Member of the Board of Directors of Smiles Fidelidade S.A, a company which operates in the loyalty programs area, (from April 2019 to May 2020); (v) Member of the Board of Directors of CESP S.A. (between April 2017 and April 2019), publicly-held company in the electric power generation sector; (vi) Member of the Fiscal Council (between April 2017 and April 2018) of Copasa S.A., a publicly held company in the water and sanitation sector, where he also worked as Alternate Member of the Fiscal Council (between April 2018 and May 2019); (vii) Member of the Board of Directors of Eletropaulo S.A. (between April 2018 and November 2018), publicly-held company in the electric power distribution sector, where he also worked as Member of the Audit Committee (between April 2018 and December 2018). He graduated Electronic Engineering from the Federal University of Rio de Janeiro – UFRJ in 1994. Mr. Adriano Cives Seabra declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mr. Adriano Cives Seabra declared not to be a politically exposed person, as defined in the applicable regulation.

Ken Yasuhara

234.081.558-44

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Luis Carlos Affonso

049.726.428-58

Mr. Luis Carlos Affonso is an independent member innovation specialist of Vale's Innovation Committee. His main professional experience in the last 5 years includes: (i) Member and Chairman of the Board of Directors (since May 2022) of EVE Holding Inc., an Embraer group company in the air transport industry; (ii) Senior VP Engineering, Technology and Corporate Strategy (since August 2020) of Embraer, a company in the air transport industry, where he has also held the positions of (iii) Senior VP Corporate Strategy, Innovation and Digital Transformation (among October 2017 and July 2020); and (iv) Chief Operating Officer (COO) –– Commercial Aviation (between April 2011 and October 2017). He graduated Aeronautical Engineering from Instituto Tecnológico de Aeronáutica (ITA) in December 1982. He holds International MBA in Business Administration from FIA – Fundação Instituto de Administração, graduated in December 1996 and specialization in Corporate Strategy from MIT Sloan School of Management, graduated in June 2002, as well as specialization in Management of Managers from the University of Michigan Business School, graduated in September 2002. Mr. Luis Carlos Affonso declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Luis Carlos Affonso declared not to be a politically exposed person, as defined in the applicable regulation.

José Luciano Duarte Penido

091.760.806-25

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Oscar Augusto Camargo Filho

030.754.948-87

He is a non-independent external expert member of the People, Remuneration and Governance Committee (since May 2021) of Vale, where he has also held the positions of Full Member of the Board of Directors (between September 2003 and May 2021), Member of the Strategic Committee (from March 2006 to October 2017), Member of the Executive Development Committee (from November 2003 to October 2017) and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Managing partner of CWH Consultoria em Gestão Empresarial (since October 2003), a consulting firm. Before that, he also held the positions of (ii) Secretary to the Board, Director of Procurement and Director of Marketing and Services at Perkins Motors (from 1963 to 1973), an English company manufacturing diesel engines; (iii) Commercial Director of Minerações Brasileiras-Reunidas S.A. - MBR and Icomi Ind. and Com. de Minérios (Grupo Caemi) (from 1973 to 1981), a privately held mining company; (iv) CEO of Caemi Internacional and Vice President Commercial and Human Resources of Grupo Caemi (from 1981 to 1988), mining company; (v) Member of the Council of Quebec Cartier Mining-QCM in Montreal – Canada (from 1988 to 1992), a mining company based in Canada; (vi) CEO of Caemi Mineração e Metalurgia SA (holding company of Grupo Caemi) (from 1988 to 1992 and from 1996 to 2002), a publicly traded company in the mining and metallurgy sector; and (vii) Member of the Board of MRS Logística S.A. (from 1996 to 2002), a publicly traded company in the railway transport sector. He graduated Law from the Faculty of Law of Universidade de São Paulo in December 1963, and a postgraduate degree in International Marketing from the University of Cambridge (UK) in September 1971. Mr. Oscar Augusto Camargo Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Oscar Augusto Camargo Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Rachel de Oliveira Maia

143.363.438-45

[NOTE: TO BE INCLUDED SAME RESUMÉ STATED IN ITEM 12.5/6]

Carlos Alberto de Oliveira Roxo

149.606.807-68

Mr. Carlos Alberto de Oliveira Roxo is an external independent member of the Sustainability Committee (since May 2019). His main professional experience in the last 5 years includes: (i) Sustainability and Corporate Relations Officer of the Chairman of the Board of Directors of Fibria Celulose (between January 1990 and December 2014), a publicly-held company in the field of planted forests and pulp and paper production (controlled by Banco Nacional de Desenvolvimento Econômico Social – BNDES), where he also worked as a consultant (between January 2016 and December 2018); (ii) Member of the Board of Directors of Instituto Terra (since 2015), a non-profit civil organization in the field of environmental restoration; (iii) Member of the Board of Fundação Flora de Apoio à Botânica, linked to the Botanical Garden in Rio de Janeiro (since 2019), an institution which works in the field of preserving the biodiversity of the Brazilian flora; (iv) Member of the Executive Group of Coalizão Brasil Clima Agricultura e Florestas (since 2015), an organization composed of entities that lead agribusiness in Brazil. He graduated Civil Engineering, specializing in Hydraulics and Sanitation, from Escola de Engenharia of UFRJ in December 1973, having graduated specialization in Sewage Treatment Technology at the Water Quality Institute (currently Danish Hydraulic Institute) in Denmark in July 1976. Mr. Carlos Alberto de Oliveira Roxo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Carlos Alberto de Oliveira Roxo declared not to be a politically exposed person, as defined in the applicable regulation.

Theodorus Clemens Maria van der Loo

702.598.877-49

Mr. Theodorus Clemens Maria van der Loo is an independent external member of the Conduct and Integrity Committee, according to the Independence Criteria of Novo Mercado Regulation of Vale (since October 2021). His main professional experience in the last 5 years includes: (i) Managing Partner of Nevele Consulting (ME), a consulting and lecture company (since July 2018); (ii) CEO of NatuScience – laboratory (start-up which is not operational) (since July 2018); (iii) CEO of Bayer Brasil, from the Pharma and Agrochemicals sector (between January 2011 and July 2018); (iv) Member of the board of directors of Premier Hospital - palliative care hospital (terminal patients) (since August 2021); (v) Member of the Advisory Board of Centroflora, from the pharmaceutical plant extracts industry (since March 2017); (vi) Member of the Advisory Board of Marjan Farma, pharmaceutical laboratory (since March 2019); (vii) Member of the advisory board of Solstic Advisors M&A boutique (since April 2020); (viii) Member of the Advisory Board of Vesper ONE Ventures - biotechnology fund (director and investor) (since February 2021); and (ix) Chairman of the Board of Trustees of the FNQ (Fundação Nacional da Qualidade) pro bono (since September 2019). Graduated Business Administration (BSc. Business Administration) from the American College of Switzerland, Switzerland, in December 1978, and graduated MBA in Marketing (MBA with Focus on Marketing) from the Thunderbird School of Global Management, in the United States, in December 1979. Mr. Theodorus Clemens Maria van der Loo declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Theodorus Clemens Maria van der Loo declared not to be a politically exposed person, as defined in the applicable regulation.

Karla Nunes Silva

032.058.586-70

Mrs. Karla Nunes Silva is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since January 2022) at Vale, where she is also Manager of Socioeconomics and Environmental Education (since July 2018), and has already held the following position in the last 5 years: (i) Master Environmental Analyst (between May 2015 and June 2018). She graduated Psychology from Centro de Ensino Superior de Juiz de Fora in July 2000, and a Postgraduate Degree in Psychoanalysis and Mental Health from Centro Universitário do Leste de Minas Gerais in February 2004. Mrs. Karla Nunes Silva declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Karla Nunes Silva declared not to be a politically exposed person, as defined in the applicable regulation.

Cristiane Nunes Cardoso

025.604.486-45

Mrs. Cristiane Nunes Cardoso is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since January 2022) at Vale, where she is also Environment Manager (since May 2019), and has already held the following positions in the last 5 years: (i) Environment Supervisor (between September 2018 and May 2019); and (ii) Master Engineer (between October 2014 and September 2018). She graduated Chemical Engineering from the Federal University of Minas Gerais in December 1996, holds specialization in Safety Engineering from Pontifícia Universidade Católica (PUC-MG), graduated in January 2018 and a Executive MBA from Fundação Dom Cabral, graduated in October 2018. 2018 Mrs. Cristiane Nunes declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Cristiane Nunes declared not to be a politically exposed person, as defined in the applicable regulation.

Fernando Lopes Alcantara

095.701.127-00

Mr. Fernando Lopes Alcantara is a non-independent Alternate member of the Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation (since January 2022) of Vale, where he is also Executive Manager of Operations and Logistics EFVM (Estrada de Ferro Vitória Minas) (since February 2019), and has held the following positions in the last 5 years: (i) EFVM Control Center Manager (between January and February 2019); and (ii) Manager Operational Control Center and Yard of Tubarão EFVM (Vitoria Minas Railroad) (between November 2016 and January 2019). He graduated Economics from the Federal University of Espírito Santo in April 2003 and a Postgraduate Degree in Logistics from the Federal University of Espírito Santo in September 2005. Mr. Fernando Lopes Alcantara declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fernando Lopes Alcantara declared not to be a politically exposed person, as defined in the applicable regulation.

Mariana Ribeiro Rosas Loures Penna

110.731.897-16

Mrs. Mariana Ribeiro Rosas Loures Penna is a non-independent Alternate member of the Business Risks Executive Committee - Strategic, Financial and Cybernetic at Vale (since January 2022), where she also holds the position of Corporate Strategy Manager (since January 2021) and has held the position of Scenario Manager (between January 2018 and December 2020). She graduated Production Engineering from PUC-Rio in December 2007 and a Master´s degree in Business Administration from Université Paris-Dauphine / IAE Paris, Sorbonne Business School in December 2017. Mrs. Mariana Ribeiro Rosas Loures Penna declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified her to perform any professional or commercial activity. Mrs. Mariana Ribeiro Rosas Loures Penna declared not to be a politically exposed person, as defined in the applicable regulation.

Rodrigo Rios Melo

025,711,846-28

He is a non-independent alternate member of the Executive Committee for Business Risks - Geotechnical (since May 2022) of Vale, where he also holds the position of Executive Manager of Technical Operational Excellence (since May 2021) and has held the following positions in the last 5 years, having joined Vale in 2000: (i) Operational Excellence Manager for Planning, Engineering and Control (between September 2019 and April 2021); (ii) Vargem Grande Pelletizing Maintenance Manager (between March 2018 and September 2019); (iii) Maintenance Manager of the Port of Malaysia (between June 2016 and March 2018). He graduated in Electrical Engineering from the Federal University of Minas Gerais, in July 2000; holds a postgraduate degree in Business Management from Fundação Dom Cabral, concluded in December 2005, as well as a specialization in Project Management from IETEC – Instituto de Educação Tecnológica, concluded in July 2003. Mr. Rodrigo Rios Melo declared, for all legal purposes, that, in the last 5 years, he has not been subject to any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final and unappealable decision, in the judicial sphere. or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Rodrigo Rios Melo declared that he was not a politically exposed person, as defined in the applicable regulations.

Claudio Augusto Mendes

821,711,496-04

He is a non-independent member of the Executive Committee for Business Risks - Geotechnical (since May 2022, having been an alternate member of this committee since January 2020) and a non-independent member of the Executive Committee for Business Risks - Operational (since May 2022) at Vale, where he also holds the position of Director of Project Engineering and Health, Safety and Environment (since January 2022) and has held the following positions in the last 5 years, having joined Vale in 2004: (i) Director Pelletizing Department (between March 2021 and January 2022); (ii) Executive Technical Manager Operational Excellence (between June 2019 and January 2021); and (iii) EFC Operations Executive Manager (Estrada de Ferro Carajás) (between May 2015 and January 2019). He graduated in Mechanical Industrial Engineering from Fundação Universidade de Itaúna, in December 1988; holds a postgraduate degree in Maintenance Management from IETEC – Instituto de Educação Tecnológica, concluded in December 2002, as well as an MBA in Business Management from Fundação Dom Cabral, concluded in December 2006. Mr. Cláudio Augusto Mendes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final and unappealable decision, in the judicial sphere. or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Cláudio Augusto Mendes declared that he was not a politically exposed person, as defined in the applicable regulations.

Ludmila Lopes Nascimento Brazil

080,636,717-24

He is a non-independent member of the Executive Committee for Business Risks - Geotechnics (since May 2022) of Vale, where he also holds the position of Executive Manager of Electric Energy (since January 2022) and has held the following positions in the last 5 years, who joined Vale in 2003: (i) Chief Executive Officer (between June 2019 and January 2022) of Tecnored (a subsidiary of Vale focused on the development of a low carbon pig iron process); (ii) Market Segmentation Manager - Value Proposition (between September 2017 and June 2019); and (iii) General Manager of Corporate Governance and Strategy (between May 2015 and September 2017). He graduated in Accounting Sciences from UFRJ – Federal University of Rio de Janeiro, in October 2002. He holds a postgraduate degree in Corporate Finance from FGV – Fundação Getúlio Vargas, concluded in August 2004, Master's degree in Administration from IBMEC, concluded in July 2010, and specialization in Business Models (ideas to market) from Stanford University, completed in July 2021. Ms. Ludmila Lopes Nascimento Brasil declared, for all legal purposes, that, in the last 5 years, she has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final and unappealable decision, in the sphere of judicial or administrative, which has suspended or disqualified it for the practice of any professional or commercial activity. Mrs. Ludmila Lopes Nascimento Brasil declared that she was not a politically exposed person, as defined in the applicable regulations.

Carlos Augusto Pavanelli Lopes Filho

713,043,046-04

He is a non-independent alternate member of the Executive Committee for Business Risks - Geotechnical (since May 2022) of Vale, where he also holds the position of Manager of Engineering, Operations and Maintenance - Department of Energy (since July 2020). His main professional experiences in the last 5 years include: (i) Alternate Member of the Board of Directors (since February 2022) of Aliança Geração de Energia S.A., in which Vale has a stake; (ii) Alternate Member of the Board of Directors (since May 2021) of Aliança Norte Energia S.A., in which Vale has a stake; (iii) Officer (since January 2021) of Aliança Norte Energia S.A., in which Vale has a stake; (iv) Member of the Board of Directors (since January 2021) of Consórcio Machadinho, in which Vale has a stake; (v) Chief Executive Officer (since January 2021) of UHE Candonga, in which Vale has a stake; (vi) Director (since April 2021) of UHE Estreito, in which Vale has a stake; (vii) Development Manager (between July 2019 and July 2020) at Echoenergia, a company in the energy sector; and (viii) Operational Director of RBO Energia (between February 2011 and January 2019), a company in the energy sector. He graduated in Electrical Engineering from the Federal University of Minas Gerais, in August 1992, and in Law from UNIFEMM in 2012, has a postgraduate degree in Economic Engineering from Fundação Dom Cabral, completed in December 1997, as well as a specialization in Small and Medium Hydroelectric Power Plants by UNIFEI, completed in December 2010. Mr. Carlos Augusto Pavanelli Lopes Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Carlos Augusto Pavanelli Lopes Filho declared that he was not a politically exposed person, as defined in the applicable regulations.

Justin Kenneth Thompson

Passport: AB858873

He is a non-independent alternate member of the Executive Committee for Business Risks - Operational (since May 2022) of Vale, where he also holds the positions of Business Risk Manager (Base Metals) (since January 2022) and Member of the Board of Directors of PT Vale Indonesia (since September 2019), and has already held the position of Operational Risk Manager (Base Metals) (between April 2019 and January 2021). His main professional experiences in the last 5 years include that of Risk Management and Loss Control Manager (between May 2015 and March 2019) at Teck Resources Limited, a company in the mining sector (Copper, Zinc, Coal and Energy). He graduated in Applied Science – Mining Engineering (Bachelor of Applied Science – Mining Engineering) from Queen's University (Kingston, Ontario) in April 2008, and holds a Master of Science in Applied Science – Mining Engineering (Mining Economics) (Master of Applied Science – Mining Engineering (Mineral Economics)) from Queen's University (Kingston, Ontario), completed in February 2010. Mr. Justin Kenneth Thompson declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or any conviction by final decision, in the judicial sphere. or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Justin Kenneth Thompson has declared that he is not a politically exposed person as defined in applicable regulations.

12.9 - Existence of marital, stable union or kinship relationship up to the 2nd degree related to the issuer's managers, subsidiaries and controllers

Justification for non-completion of the chart:

All members of Vale's Board of Directors, Executive Board and Fiscal Council declared, individually and for all legal purposes, that there is no marital, stable union or kinship relationship up to the second degree between them and (i) the other Vale administrators; (ii) the administrators of Vale's direct or indirect subsidiaries; (iii) direct or indirect controlling shareholders of Vale; and (iv) the administrators of Vale's direct and indirect controlling companies.

Furthermore, all members of the Board of Directors, the Executive Board and the Fiscal Council of Vale's direct and indirect subsidiaries declared, individually and for all legal purposes, that there is no marital, stable union or kinship relationship up to the second degree between them and direct or indirect controllers of Vale.

12.10 - Subordination, service provision or control relationships between administrators and subsidiaries, controllers and others

2021

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2021
Issuer´s administrator
Daniel André Stieler	391,145,110-53	Subordination
Board Member
Related person
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI.	33754482/0001-24

Remark

Mr. Daniel André Stieler is President of the Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which holds a direct interest in the Company and is considered a Shareholder with Relevant Interest.

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2021
Issuer´s administrator
Eduardo de Oliveira Rodrigues Filho	442,810,487-15	Service provision
Board Member
Related person
CWH Consultoria em Gestão Empresarial	26703816/0001-75

Remark

Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2021
Issuer´s administrator
Ken Yasuhara	234,081,558-44	Subordination
Board Member
Related person
Mitsui & Co. (Brasil) S.A.	61.139.697/0001-70

Remark

Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

2020

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2020
Issuer´s administrator

Eduardo de Oliveira Rodrigues Filho	442,810,487-15	Service provision
Board Member
Related person
CWH Consultoria em Gestão Empresarial	26703816/0001-75

Remark

Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2020
Issuer´s administrator
Ken Yasuhara	234,081,558-44	Subordination
Board Member
Related person
Mitsui & Co. (Brasil) S.A.	61.139.697/0001-70

Remark

Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

2019

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2019
Issuer´s administrator
Eduardo de Oliveira Rodrigues Filho	442,810,487-15	Service provision
Board Member
Related person
CWH Consultoria em Gestão Empresarial	26703816/0001-75

Remark

Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position
Fiscal Year 12/31/2019
Issuer´s administrator
Ken Yasuhara	234,081,558-44	Subordination
Board Member
Related person
Mitsui & Co. (Brasil) S.A.	61139697/0001-70

Remark

Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.

12.11 - Acordos, inclusive apólices de seguros, para pagamento ou reembolso de despesas suportadas pelos administradores

D&O

A Vale mantém apólice de Seguro de Responsabilidade Civil de Diretores e Administradores (D&O) com cobertura global, contratada com um grupo de seguradores e resseguradores liderados pela Zurich Minas Brasil Seguros S/A, mediante o pagamento de prêmio no valor de US$ 12.688.490,13, cuja a vigência é de 31 de outubro de 2021 até 31 de outubro de 2022, apresentando o limite total de indenização correspondente a US$ 75 milhões. Este seguro se estende aos membros do Conselho de Administração, da Diretoria, do Conselho Fiscal e de qualquer outro órgão estatutário, bem como alguns empregados em níveis estratégicos/gerenciais, tanto da Companhia quanto de suas controladas (“Segurados”).

O seguro tem por objeto o pagamento de prejuízos financeiros decorrentes de reclamações contra os Segurados em virtude de atos ou omissões culposas que venham a ser praticados no exercício de suas funções. A referida apólice, além de contemplar a reparação de danos causados a terceiros, à Vale e suas controladas por imputações feitas por órgãos governamentais, cobre também acordos previamente autorizados pela seguradora com o objetivo de encerrar processos administrativos ou judiciais. A cobertura da apólice se estende também ao pagamento de custos de defesa dos Segurados, como e quando devidos. Além das coberturas anteriormente mencionadas, o seguro fornece garantias adicionais para os casos de responsabilidade que venha a atingir cônjuge, herdeiros, sucessores, representantes legais e pessoas indicadas pela Vale para atuarem como administradores de entidades externas.

Ademais, a apólice também garante cobertura para multas e penalidades cíveis e administrativas, responsabilidade por danos ambientais, bloqueio de bens e penhora online e, ainda, cobertura exclusiva para os executivos decorrente de reclamações no âmbito do mercado de capitais. Demais limitações e exclusões aplicadas estão condizentes com condições atuais praticadas pelo mercado.

As Multas cobertas na apólice D&O referem-se aos processos Cíveis e Administrativos.

Quanto aos acordos, a cobertura prevista visa encerrar o processo e todos os valores inseridos no referido acordo são passíveis de cobertura na apólice, desde que tenham prévia anuência e concordância expressa da seguradora.

Contrato de Indenidade

Em reforço ao D&O, a Vale também celebrou Contratos de Indenidade com membros do Conselho de Administração e Diretores Executivos (“Administradores”) e membros dos Comitês Independentes de Assessoramento Extraordinários (“Membros dos CIAEs” e “CIAEs”, respectivamente). Por meio de tais acordos, a Companhia se comprometeu a garantir e arcar com (i) as despesas razoáveis que os referidos Administradores e Membros dos CIAEs comprovadamente venham a incorrer; e (ii) os valores que estes sejam condenados a pagar; em virtude de inquérito, processos administrativos arbitrais e/ou judiciais em razão de ato ou omissão praticada exclusivamente no exercício de suas funções na Vale e/ou em quaisquer de suas controladas/coligadas, conforme o caso, desde que o Administrador ou Membro dos CIAEs tenha praticado tal ato ou omissão de boa fé e no melhor interesse da Vale. A indenização inclui, mas não se limita a todas as despesas legais e/ou administrativas, bem como quaisquer valores devidos a título de danos, juros e sanções pecuniárias.

Os Contratos de Indenidade não cobrem fraude, má-fé, desvio de finalidade, qualquer ato doloso ou tipificado como crime doloso, ação de responsabilidade impetrada pela Vale contra o Administrador ou Membro dos CIAEs, processo movido pelo Administrador ou Membro dos CIAEs contra a Vale, prática de ato de indisciplina ou de insubordinação ou de abandono do cargo pelo Administrador e indenização, despesas ou valores pagos ao Administrador no âmbito das coberturas cabíveis de qualquer apólice D&O.

Em 09 de abril de 2020 o Conselho de Administração aprovou a Política de Indenidade da Vale, cuja revisão foi aprovada em reunião de 28 de julho de 2021, por meio da qual foram estabelecidos princípios, diretrizes, limites e procedimentos que devem reger os compromissos de indenidade da Vale, inclusive minuta de Contrato de Indenidade a ser formalizada com os beneficiários, conforme definição da política. Conforme previsto na referida Política, a Vale manterá os beneficiários indenes por quaisquer despesas que comprovadamente venham a incorrer ou por valores que lhes sejam impostos em virtude de inquéritos, processos administrativos, arbitrais e/ou judiciais que sejam contra eles instaurados ou movidos, para cobrança de dívidas corporativas ou obrigações da Vale e/ou em razão de qualquer ato ou omissão que decorra diretamente de atos regulares de gestão ou do desempenho de suas funções na Vale e/ou suas controladas/coligadas e/ou em entidade na qual a Vale detenha participação direta ou indireta, desde que os beneficiários tenham praticado tal ato ou incorrido em tal omissão de boa-fé e visando o melhor interesse da Vale.

Na Política de Indenidade também estão previstas as hipóteses excludentes que não ensejarão a indenidade dos beneficiários descritas no segundo parágrafo da letra (c) abaixo.

a)	por qual motivo a companhia preferiu a prestação de compromisso de indenidade ao invés da celebração de contrato de seguro de responsabilidade civil com cobertura similar (Processo CVM nº RJ2009/8316)

A Vale optou por conceder compromissos de indenidade pois estes possuem uma abrangência maior que os D&Os disponíveis no mercado, de forma a atrair e reter profissionais qualificados e garantir que tais pessoas tenham a segurança e serenidade necessárias ao bom desempenho de suas atribuições.

b)	o valor cotado de prêmio de seguro de responsabilidade civil que preveja cobertura similar ao compromisso de indenidade prestado

A Companhia não orçou seguro de responsabilidade civil que preveja cobertura similar aos compromissos de indenidade, pois entende que o Contrato de Indenidade é complementar ao D&O.

c)	se a garantia oferecida pela prestação de compromisso de indenidade inclui o pagamento ou o reembolso de indenizações que os administradores forem obrigados a pagar quando responsabilizados por danos causados a terceiros em consequência de atos ilícitos dolosos ou de quaisquer atos ilícitos praticados antes da prestação do compromisso de indenidade

A cobertura oferecida no âmbito dos Contratos de Indenidade celebrados com os Administradores e aos Membros dos CIAEs somente se estende aos atos por eles praticados de boa-fé e no melhor interesse da Companhia, não cobrindo fraude, má-fe, desvio de finalidade, qualquer ato doloso ou tipificado como crime doloso, ação de responsabilidade impetrada pela Vale contra o Administrador ou Membro dos CIAEs, processo movido pelo Administrador ou Membro dos CIAEs contra a Vale, prática de ato de indisciplina ou de insubordinação ou de abandono do cargo pelo Administrador e indenização, despesas ou valores pagos ao Administrador no âmbito das coberturas cabíveis de qualquer apólice D&O.

Os compromissos de indenidade previstos na Política de Indenidade têm as seguintes excludentes: (i) conduta ativa ou passiva do beneficiário que configure má fé, culpa grave ou mediante fraude, desvio de finalidade, divulgação de informação estratégica e confidencial contra os interesses da Vale, ou fora da esfera de competência do cargo para o qual foi eleito ou da função exercida; (ii) ato doloso ou ato tipificado como crime doloso em decisão final, judicial ou administrativa; (iii) ato em interesse próprio ou de terceiros, em detrimento dos interesses da Vale; (iv) ato fora do exercício das atribuições como administrador ou empregado ou do representante, conforme o caso; (v) ação de responsabilidade impetrada pela Vale contra o administrador ou qualquer ação movida pela Vale contra o empregado ou representante; (vi) processo judicial ou procedimento arbitral movido pelo beneficiário contra a Vale, exceto na medida em que tal processo ou procedimento movido pelo beneficiário tenha o objetivo de fazer cumprir os termos da Política e/ou do respectivo Contrato de Indenidade e seja julgado procedente em favor do beneficiário por decisão judicial transitada em julgado ou sentença arbitral que não tenha sido anulada por decisão posterior, hipótese em que a Vale somente indenizará o beneficiário após a decisão transitada em julgado ou sentença arbitral; e (vii) prática de (a) ato de indisciplina ou de insubordinação graves e reiterados ou aqueles que tenham dado causa ao compromisso de indenizar; ou (b) abandono do cargo.

Além disso, nos termos da Política de Indenidade, caso reste comprovado por decisão final arbitral, judicial ou administrativa que o ato ou a omissão do beneficiário não é passível de indenização nos termos de qualquer das excludentes mencionadas acima, cessarão imediatamente os efeitos das obrigações da Vale relacionadas ao processo, ficando o beneficiário obrigado a ressarcir a Vale por todos valores por esta última desembolsados ou incorridos no curso do processo ou para encerramento do mesmo, no prazo de até 10 (dez) dias úteis após a notificação da Vale nesse sentido.

d)	se a garantia oferecida pela prestação de compromisso de indenidade inclui o pagamento ou o reembolso de multas decorrentes de condenação em ação penal ou em processo administrativo ou obrigações pecuniárias previstas em acordos para encerramento de processos administrativos suportadas pelos administradores

Os Contratos de Indenidade celebrados pela Vale não permitem o pagamento ou reembolso de valores decorrentes de condenação dos Administradores ou dos Membros dos CIAEs em ação penal. No caso de condenação em processos administrativos ou celebração de acordos para seu encerramento, o reembolso de valores ou pagamento de indenizações aos administradores é permitido desde que a ação ou omissão tenha se dado de boa-fé e no melhor interesse da Companhia e não se enquadre nas hipóteses de exclusão da garantia.

Somente serão indenizados acordos judiciais ou extrajudiciais ou termos de compromisso com o Administrador ou Membro dos CIAEs que tenham sido previamente autorizados, por escrito, pela Vale.

e)	em caso de resposta positiva a, pelo menos, um dos dois itens anteriores, por que a administração acredita que tal garantia estaria no melhor interesse da companhia

Não aplicável, tendo em vista as informações prestadas nos itens “c” e “d” acima.

f)	as principais cláusulas contidas no compromisso de indenidade, incluindo o limite global ou anual da cobertura garantida aos beneficiários, quando aplicável, bem como o período de cobertura estabelecido no referido compromisso

As principais cláusulas dos Contratos de Indenidade celebrados preveem: (i) a abrangência da cobertura; (ii) as hipóteses de exclusão da cobertura; (iii) o prazo de duração da cobertura, que abrange, inclusive, os processos instaurados após o término do prazo de gestão do Administrador ou do Membro dos CIAEs, desde que o ato questionado tenha sido praticado durante o exercício de seu cargo; (iv) o procedimento para patrocínio da defesa do administrador; (v) a sub-rogação da Vale em eventual ressarcimento pela Apólice de Seguro D&O. Por fim, o Contrato de Indenidade celebrado pela Vale não prevê limite global ou anual de cobertura.

Desde 09 de abril de 2020, a Política de Indenidade também estabelece no parágrafo acima (i) a abrangência da cobertura; (ii) as hipóteses de exclusão; (iii) o prazo de duração da cobertura, que abrange, inclusive, os processos instaurados após o término do exercício do cargo, desde que o ato questionado tenha sido praticado durante o exercício de seu cargo; (iv) o procedimento para acionamento do contrato e do compromisso de indenidade, que estabelece mecanismo para afastar conflito de interesses; (v) a sub-rogação da Vale em eventual ressarcimento pela Apólice de Seguro D&O; (vi) que todas as decisões tomadas pelo Conselho de Administração relativas à concessão de novos contratos ou compromissos de indenidade ou à execução dos procedimentos para acionamento dos contratos de indenidade devem ser fundamentadas e registradas em ata de reunião do órgão

Além disso, prevê ainda que a cobertura anual global de até US$200.000.000,00 aplicável ao conjunto de (i) dos empregados lotados na área de geotecnia e/ ou que atuem atestando a estabilidade de estruturas geotécnicas nas suas operações ou de suas controladas globalmente;(ii) dos empregados responsáveis por declarar os recursos e reservas minerais da Vale (“competent” ou “qualified person” perante a Securities and Exchange Commission); e (iii) das pessoas indicadas pela Vale ou por suas controladas para cargo de administrador, membro do Conselho Fiscal e/ou membro de comitê de assessoramento em entidades nas quais a Vale detenha participação direta ou indireta, que sofram ação de responsabilidade relacionada diretamente ao exercício regular das funções do cargo que ocupam; bem como providenciar apoio logístico e suporte necessário à participação dos mesmos em investigações administrativas e judiciais, observados demais termos e condições da Política.

g)	qual o órgão da companhia é competente para determinar o pagamento ou o reembolso que os administradores fizerem jus nos termos do compromisso de indenidade e de que forma tal órgão lidará com os conflitos de interesses inerentes à decisão

As notificações relativas aos Contratos de Indenidade já celebrados entre a Vale e quaisquer membros do Conselho de Administração ou da Diretoria Executiva deverão ser encaminhadas para o Conselho de Administração. Nos termos da Política de Transações com Partes Relacionadas, o membro do Conselho de Administração envolvido deverá afastar-se, inclusive fisicamente, das eventuais discussões no Conselho de Administração sobre o tema. Para mais informações sobre a Política de Transações com Partes Relacionadas ver o item 16.1 deste Formulário de Referência. O Conselho de Administração avaliará se os Membros dos CIAEs se enquadram nas excludentes mencionadas acima.

Desde 09 de abril de 2020, a Política de Indenidade prevê que os beneficiários deverão notificar a Vale sobre uma decisão que determine o pagamento ou reembolso previsto no Contrato de Indenidade, mediante comunicação por escrito encaminhada ao Consultor Geral da Vale. Recebida a notificação sobre um processo, caberá ao Consultor Geral da Vale verificar se o ato do beneficiário é passível de cobertura nos termos da Política e/ou do Contrato de Indenidade, incluindo se há o enquadramento de forma inequívoca em alguma das excludentes. Na hipótese de o beneficiário ser o próprio Consultor Geral em exercício, este deverá encaminhar seu pleito à Diretoria Executiva da Vale que fará a verificação e o enquadramento. O Consultor Geral da Vale poderá, em casos excepcionais ou que apresentem alguma ambiguidade, submeter o pleito à análise e deliberação: (i) do Conselho de Administração da Vale, nos casos em que o beneficiário for membro do Conselho de Administração, Diretor Executivo ou membro de Comitê de Assessoramento ao Conselho de Administração da Vale ou membro do Conselho Fiscal, observados os procedimentos sobre conflito de interesses constantes da Política de Transações com Partes Relacionadas da Vale; e (ii) da Diretoria Executiva, no caso em que o beneficiário seja ex-Consultor Geral.

Na hipótese em que (i) mais da metade dos membros do Conselho de Administração seja parte do processo em questão, ou (ii) houver voto divergente sobre o enquadramento do ato como passível de indenização por 5 (cinco) Conselheiros ou 1/3 (um terço) dos Diretores Executivos, conforme o caso; a Vale deverá submeter o pleito à análise e decisão de terceiro independente que seja imparcial e tenha reputação ilibada e robusta experiência jurídica, cujo nome será indicado pelo Consultor Geral da Vale e aprovado, conforme o caso, pelos Conselheiros não conflitados ou pela Diretoria Executiva. A decisão de tal terceiro independente vinculará as partes.

As decisões sobre os pedidos formulados deverão ser fundamentadas e levarão em consideração o ato ou a omissão do beneficiário que ensejou o processo em questão, bem como todas as informações e elementos disponíveis no momento da decisão.

12.12 - Other Relevant Information

Additional information to Item 12.1

Administration Board and Fiscal Council

In fiscal year 2021, the participation of the Fiscal Council in a meeting of the Administration Board was scheduled and done, and participation of the Fiscal Council in a meeting of the Administration Board is scheduled for fiscal year 2022.

Board of Directors and Statutory Audit Committee

As mentioned in Item 12.1(a)(ii) of this Reference Form, the Board of Directors decided to install the Audit Committee at a meeting on March 11, 2020.

In the terms of articles 20 to 22 of Vale's Bylaws, the norms related to the functioning and the duties of this Committee were defined by the Administration Board and set out in the Committee's Internal Regulations.

In fiscal year 2021, Executive Directors participated in 21 meetings of the Statutory Audit Committee, corresponding to 63.63% of such meetings. For fiscal year 2022, participation of Executive Directors in 100% of the meetings of the Statutory Audit Committee is planned.

Additional information to items 12.5/6 and 12.7/8

Supervisory Board

At the Annual and Extraordinary General Meetings held on April 29, 2022 (“AGOE 2022”), the following were elected in separate voting process, Mr. Esteves Pedro Colnago Junior and Sr. Adriano Pereira de Paula, as effective and deputy members, respectively, by the sole shareholder holding special class preferred shares issued by the Company (Golden Shares). It shall be noted that the position of both was conditioned to presentation of approval by the State House, which was obtained by Mr. Esteves Pedro Colnago Junior on May 4, 2022. On the filing date of this Reference Form, approval of Mr. Adriano Pereira de Paula is awaited.

Advisory Committees of the Board of Directors

On May 26, 2022, were elected the members of the: (i) Audit Committee; (ii) Operational Excellence and Risk Committee; (iii) Financial Committee; (iv) Innovation Committee; (v) People, Compensation and Governance Committee; (vi) Sustainability Committee; and (vii) Nominating Committee.

The term of office of the members elected on this date will begin on June 1, 2022 and upon their respective signing of the respective instrument of investiture, which have not yet taken place. The information on such members is available in items 12.7/8 of this Reference Form, which will be updated when the investiture takes place.

Additional information about the participation of members of the Company's Administration Board and Fiscal Council in meetings held by the respective body (item 12.6)

Administration Board	Total Meetings Held in the last fiscal year by the respective body since the board member took office	% of participation of the member in meetings held after office

Eduardo de Oliveira Rodrigues Filho	34	97%
Fernando Jorge Buso Gomes	34	97%
Ken Yasuhara	34	100%
José Luciano Duarte Penido	34	100%
Manuel Lino Silva de Sousa Oliveira	10	90%
Roberto da Cunha Castello Branco	22	100%
Marcelo Gasparino da Silva	34	97%
Mauro Rodrigues da Cunha	22	100%
Rachel de Oliveira Maia	22	100%
Roger Allan Downey	34	100%
Murilo César Lemos dos Santos Passos	34	97%
Lucio Azevedo	34	68%
Daniel André Stieler	1	100%
André Viana Madeira	22	100%

Fiscal Council	Total Meetings Held in the last fiscal year by the respective body since the board member took office	% of participation of the member in meetings held after office
Esteves Pedro Colnago Junior	N/A	N/A
Adriano Pereira de Paula	N/A	N/A
Márcio de Souza	N/A	N/A
Nelson de Menezes Filho	10	0%
Raphael Manhães Martins	10	100%
Adriana de Andrade Solé	10	0%
Heloísa Belotti Bedicks	N/A	N/A
Rodrigo de Mesquita Pereira	N/A	N/A
Robert Juenemann	N/A	N/A
Jandaraci Ferreira de Araujo	N/A	N/A

Additional information about the participation of members of the Company's committees in meetings held by the respective body (item 12.8)

Audit Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Manuel Lino Silva de Sousa Oliveira	8	100%
Luciana Pires Dias	14	100%
Sergio Ricardo Romani	14	97%
Murilo César Lemos dos Santos Passos	2	100%
Rachel de Oliveira Maia	N/A	N/A

Operational Excellence and Risk Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office

Roger Allan Downey	6	100%
Eduardo de Oliveira Rodrigues Filho	6	100%
André Viana Madeira	6	100%

Financial Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Fernando Jorge Buso Gomes	8	94%
Roberto da Cunha Castello Branco	8	88%
Murilo César Lemos dos Santos Passos	8	100%
Daniel André Stieler	1	100%

Innovation Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Roberto da Cunha Castello Branco	6	100%
Roger Allan Downey	6	83%
Ken Yasuhara	6	100%
Luis Carlos Affonso	6	100%
André Viana Madeira	N/A	N/A

People, Compensation and Governance Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Mauro Rodrigues da Cunha	9	100%
Fernando Jorge Buso Gomes	9	100%
José Luciano Duarte Penido	9	67%
Eduardo de Oliveira Rodrigues Filho	N/A	N/A

Sustainability Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Marcelo Gasparino da Silva	12	100%
Rachel de Oliveira Maia	6	100%
Ken Yasuhara	N/A	N/A
Mauro Rodrigues da Cunha	N/A	N/A

Nomination Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office

José Luciano Duarte Penido	7	100%
Daniel André Stieler	7	100%
Marcelo Gasparino da Silva	N/A	N/A
Manuel Lino Silva de Sousa Oliveira	N/A	N/A

Business Risk Executive Committee - Operational	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Carlos Henrique Senna Medeiros	5	60%
Rodrigo Ramos Silveira	5	100%
Kleger Duque de Almeida Filho	5	100%
Luis Eduardo Simonetti Baroni	5	40%
Bruno Santos Ferraz	5	80%
Rafael Jabur Bittar	5	100%
Patrick James	5	20%
Lucas Barros Duarte	5	100%
Fernando Campos Guimarães	5	60%
Bruna Paiva Maffra	5	40%
Claudemir Peres	5	60%
Guilherme Alves de Melo	5	80%
Roberto Mauro Di Biase Sampaio	5	100%
Justin Kenneth Thompson	N/A	N/A
Cláudio Augusto Mendes	N/A	N/A

Business Risk Executive Committee- Geotechnical	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Carlos Henrique Senna Medeiros	5	80%
Luiz Fernando Landeiro Junior	5	80%
Luis Eduardo Simonetti Baroni	5	60%
Rodrigo Ramos Silveira	5	80%
Rafael Jabur Bittar	5	80%
Carlos Eduardo Bechara Miana	5	80%
Diogo Afonso Costa	5	80%
Frank Marcos da Silva Pereira	5	80%
Claudemir Peres	5	100%
Lucas Barros Duarte	5	100%
Luke Thomas Mahony	5	80%
Roberto Mauro Di Biase Sampaio	5	20%
Ednelson da Silva Presotti	3	100%
Cláudio Augusto Mendes	N/A	N/A
Ludmila Lopes Nascimento Brasil	N/A	N/A
Carlos Augusto Pavanelli Lopes Filho	N/A	N/A

Business Risk Executive Committee - Strategic, Financial and Cybernetic	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Eduardo de Barros Montarroyos	4	75%
Marcio Felipe Milheiro Aigner	4	50%
Juan Franco Merlini	4	75%
Fabio de Souza Queiroz Ferraz	4	75%
Marco Aurelio Brito Braga	4	50%
Rogerio Tavares Nogueira	4	50%
Ricardo Monte Alto de Almeida	4	100%
Vagner Silva de Loyola Reis	4	50%
Murilo Muller	4	100%
Dan Harif	4	100%
Viktor Nigri Moszkowicz	4	25%
Patricia Silva Rodrigues Scheel	4	100%
Eduardo Amiel Pfiffer	4	75%
Marcos Guilherme Ruffeil Moreira	4	75%
Andressa Machado Duran Linhares	4	100%
Eliane Velo Dominguez	4	0%
Deshnee Naidoo	2	50%
Cornelia Carolina Holtzhausen	1	100%
Fabio Ryotaro Umemura	1	0%
Mariana Ribeiro Rosas Loures Penna	N/A	N/A
Gustavo Duarte Pimenta	1	100%

Business Risk Executive Committee - Compliance	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Alexandre Silva D’Ambrosio	5	80%
Eduardo de Barros Montarroyos	5	100%
André Moreira Santos	5	80%
Hugo Guimarães Barreto Filho	5	0%
Octavio Bulcão Nascimento	5	60%
Camilla dos Reis Claudio Soares	5	100%
Roberta Gomes de Oliveira	5	100%
Milena Jorge Martins	5	0%
Rafael Gomes Martinez	5	20%
Cláudio Depes Tallon Netto	5	20%
Mariana Correia Pereira	5	60%
Andressa Machado Duran Linhares	5	60%
José Eugênio Esposito	1	0%
Murilo Muller	N/A	N/A
Eliane Velo Dominguez	N/A	N/A

Business Risks Executive Committee – Sustainability, Institutional Relations and Reputation	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Luiz Eduardo Fróes do Amaral Osorio	5	60%
Rodrigo Lauria de Castro Loureiro	5	100%
Hugo Guimarães Barreto Filho	5	60%

Júlio César Gama de Almeida	5	100%
Luiz Ricardo de Medeiros Santiago	5	60%
Bruno Santos Ferraz	5	60%
Camilla Lott Ferreira	5	100%
Marcelo Leite Barros	5	40%
Luiz Gustavo Reche	5	20%
Rafael Gomes Martinez	5	100%
Renata Silveira Bellozi	5	40%
Elisa Romano Dezolt	5	100%
Vitor Monteiro Cabral	5	100%
Valéria Cristina Franco	5	80%
Karla Nunes Silva	N/A	N/A
Cristiane Nunes Cardoso	N/A	N/A
Fernando Lopes Alcantara	N/A	N/A

Conduct and Integrity Committee	Total Meetings Held in the last fiscal year by the respective body since the Committee member took office	% of participation of the member in meetings held after office
Marina Barrenne de Artagão Quental	13	84%
Denis Celso Marques Cuenca	13	100%
Alexandre Silva D’Ambrosio	13	77%
Camilla dos Reis Claudio Soares	13	100%
Theodorus Clemens Maria van der Loo	3	100%

Information about installation quorums for general meetings

Below, there is information about the installation of our general shareholders' meetings held in the last three years and in the current year by the date of filing of this Reference Form:

Date	4/29/2022
Type of General Meeting	Ordinary And Extraordinary General Meeting
Installation on second call	No
Installation quorum	The ordinary and extraordinary meetings were installed on first call with the presence of shareholders representing 77.01% and 85.10% of the shares issued by the Company, respectively.

Date	04/30/2021
Type of General Meeting	Ordinary And Extraordinary General Meeting
Installation on second call	No
Installation quorum	The ordinary and extraordinary meetings were installed on first call with the presence of shareholders representing 80.6% and 80.93% of the shares issued by the Company, respectively.

Date	03/12/2021
Type of General Meeting	Extraordinary General Meeting
Installation on second call	No
Installation quorum	The meeting was installed on first call with the presence of shareholders representing 77.26% of the shares issued by the Company, respectively.

Date	09/21/2020

Type of General Meeting	Extraordinary General Meeting
Installation on second call	No
Installation quorum	The meeting was installed on first call with the presence of shareholders representing 31.7% of the shares issued by the Company, respectively.

Date	04/30/2020
Type of General Meeting	Ordinary And Extraordinary General Meeting
Installation on second call	No
Installation quorum	The ordinary and extraordinary meetings were installed on first call with the presence of shareholders representing 76.7% and 78.6% of the shares issued by the Company, respectively.

Date	04/30/2019
Type of General Meeting	Extraordinary and Ordinary General Meeting
Installation on second call	No
Installation quorum	The extraordinary and ordinary meetings were installed on first call with the presence of shareholders representing 82.24% and 80.09% of the shares issued by the Company.

Information about the Responsible for the Internal Audit

Name	Denis Celso Marques Cuenca
CPF	114.064.938-80
Age	53
Occupation	Administrator
Position held	Non-Statutory Audit and Compliance Director
Election date	7/20/2020
Nomination date	7/20/2020
Term of office	Undetermined
Other positions/jobs performed at the issuer	Conduct and Integrity Committee Coordinator
Professional Experience	Risk, Compliance and Audit Director at Ultrapar S/A - 2008 to 2020

For information about the statutory advisory committees to the Administration Board and non-statutory advisory committees to the Executive Board, see item 12.1 of this Reference Form.

Information about training of the employee on the Code of Ethical Conduct

For such information, see item 5.4 of this Reference Form.

Process of assessment of the administration board, committees, board of directors and members of each referred body

For information about the process of assessment of the administration board, committees, board of directors and members of each referred body, see item 12.1(d).iii of this Reference Form.

Training programs for members of the administration board, its committees, the board of directors and the fiscal council

In order to integrate new members and update the entire Administration Board, Vale’s Corporate Governance Department regularly promotes a program for integration, training and visits, which involves: (a) performance of continuous and structured training in mandatory and flexible modules, supported by the Executive Directors and internal and external specialists in different areas, to promote institutional vision and strategic subjects of the Company, and therefore, to inform the new board member about essential topics for understanding of the Company's culture, values, organizational structure, businesses and segments, and main challenges; and (b) technical visit of its members to the Company's operational areas in Brazil and abroad, in order to keep them in touch with the local leaders and updated on all critical business issues in their daily activities.

Main aspects of the Company's Governance in relation to the facts with impacts against third parties in the meetings of the Administration Board

The agenda of the Administration Board meeting is prior shared with the entire Executive Board. Furthermore, to assure the correct, timely and equitable disclosure of information to the market, at the end of the meeting, the Executive Director responsible for the Investor Relations tasks that may have considerable influence on the price of the securities issued by Vale and the investors´ decision to exercise any rights related to such securities.

13. Management compensation

13.1 - Describe the compensation policy or practice of the board of directors, statutory and non-Statutory Executive Officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

a.	objectives of the compensation policy or practice

Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 23 countries, with shareholders in all continents, and 72,266 own employees and 141,147 outsourced employees (of which 71,037 are permanent and 70,110 of projects) operating in their operations on December 31, 2021.

Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication.

As a global company, Vale knows that attracting the best professionals, retaining talent, motivating and involving leaders who occupy strategic positions, especially Statutory Officers (also addressed as Executive Officers, as provided for in Vale’s Articles of Incorporation), Board of Directors, Audit Committee and Advisory Committees, is a critical challenge for the Company's success at all times. Therefore, the market is always a benchmark within a global perspective, as well as the vision of aligning the Company's long-term success with its executives' compensation policies and practices. Vale considers, among other elements, such as its long-term strategy, the compensation policies and practices adopted by major mining companies and other large global companies in industries and similar sectors.

That said, the annual compensation proposal is prepared based on these market principles, also considering the responsibilities of each member, their competence and the value of their services. Additionally, it considers the market practices, its alignment with the short- and long-term strategies, its return to shareholders, and the sustainability of its business.

The compensation proposals and policies are prepared with the support of the Committee of People, Compensation and Governance ("CPRG"), composed by four members of the Board of Directors and one independent (external) member and specialized in corporate governance.

CPRG is the guardian of the governance of the Company's compensation programs and seeks to work for constant evolution of the programs, always valuing contribution of shareholders. It is the responsibility of the Board of Directors to forward the compensation proposal for evaluation and approval of shareholders at the Annual Shareholders’ Meeting, in accordance with the provisions of article 10, Paragraph 4 of the Company's Articles of Incorporation, and, once approved, the Board of Directors shall distribute it, with the support of the CPRG, among the Executive Officers and the members of the Advisory Committees to the Board.

The Executive Board's Compensation Policy was approved in 2019 by Vale's Board of Directors and made available in Portuguese and English versions on the Company's website for access by shareholders and investors.

In the last years, significant advances have been made in aligning executive compensation with the best governance practices and in generating future value. The Malus and Clawback rules were adopted for the Statutory Executive Officers, whereby, through facts or events of exceptional gravity, variable compensation may be eliminated, reduced or even returned by the Statutory Officer to the Company. The minimum shareholding position requirement for Statutory Officers was also implemented. ESG targets were included in the long-term share-based program for all officers participating in the program.

In addition, the total compensation package has been revisited in order to proportionally increase the weight of elements based on long-term value creation. On the other hand, the metrics related to variable compensation began to have a greater weight in the critical elements for the achievement of business strategies, namely: risk management, safety, fixed expenditure, operational discipline through the implementation of the Vale management model, sustainability and diversity and inclusion.

b. Composition of the compensation, indicating:

i.             Description of the elements of compensation and the objectives of each one:

Board of Directors

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the purpose of remunerating the services of each member of the Board, within the scope of the responsibility assigned to the Company's Board of Directors. The Company has only the provision of a single alternate member of the Board of Directors (referring to the vacancy occupied by the member elected by Vale's employees) as provided for in its Articles of Incorporation. That alternate member shall be remunerated only for each meeting to which he/she attends in the seat of the full member, in the amount of 50% of the compensation awarded for that purpose to the full member, subject to the expectation that such compensation shall not exceed the compensation assigned to the full member.

Direct and Indirect Benefits: The directors are not entitled to direct and indirect benefits, except for the receipt of life insurance, and exclusively in the case of the Chairman of the Board of Directors, assistance for rent in 2022 of an apartment in the city where the Company's headquarters is located, to be used for their stay, as required, to fulfill its duties.

Participation in Committees: The full members of the Board of Directors who are also members of the Committee receive, in addition to compensation as members of the Board of Directors, the monthly compensation attributed to the members of the Committees.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Fiscal Council

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the The Fiscal Council's compensation corresponds to 10% of the average compensation assigned to the Company's Statutory Officers.

In the event of vacancy, the full member shall not be compensated, while the alternate member shall be compensated only in cases where he/she carries out his/her activities due to vacancy, impediment or absence of the respective full member.

Direct and Indirect Benefits: The members of the Fiscal Council are not entitled to direct and indirect benefits.

Participation in Committees: The members of the Fiscal Council are not entitled to representation funds or compensation for participation in Committees, except for reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Advisory Committees

The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each member, within the scope of responsibility assigned to each Advisory Committee.

The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: (a) People, Compensation and Governance Committee, (b) Operational Excellence and Risk Committee Committee, (c) Finance Committee, (d) Audit Committee, (e) Nomination Committee Committee, (f) Sustainability Committee, and (g) Innovation Committee (collectively, “Advisory Committees”).

As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Advisory Committees (“CIAEs”), which were non-statutory committees, namely:

•	The Support and Reparation CIAE is dedicated to monitoring the measures aimed at assisting victims and recovering the affected area;
•	The Investigation CIAE was focused on the investigation of the causes; and
•	The Dam Safety CIAE was focused on recommending measures to be taken to reinforce the safety conditions thereof.

In February 2020, the Support and Repair CIAE and the Verification CIAE delivered their reports and were discontinued, while the Dam Safety CIAE was maintained for another year and issued its Final Report and was discontinued in May 2021.

Fixed Compensation

Base fee. The compensation of members of the Advisory Committees consists exclusively of payment of a monthly amount (fees) for purpose of remunerating the services provided, within the scope of responsibility attributed to each Advisory Committee. The compensation of the members of the Advisory Committees is defined by the Board of Directors.

Direct and indirect benefits. They are not entitled to direct and indirect benefits.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. Members of the committees are entitled to life insurance.

Statutory Officers (Board of Executive Directors or Executive Board)

Fixed Compensation

Base fee. This is the monthly fixed fee, which aims to attract and retain executives with experience and capacity compatible with the scope and responsibility of the position assigned to them in the Company's management. These components are not associated with Vale's performance.

Direct and indirect benefits. Statutory Officers are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, life insurance and use of Vale-owned cars with driver service, among others.

For information about the Complementary Pension Plan (Valia), see item 13.10 of this document.

Participation in Committees. The Statutory Officers are not entitled to any compensation or benefits for participation in committees.

Variable compensation

Bonus. It is the variable short-term compensation, which remunerates the Statutory Officer according to the performance achieved in view of the challenges for the year, with goals and weights defined and approved annually by the Board of Directors. The Bonus is calculated based on the results of the Company and the achievement of different collective and individual goals, derived from the strategic planning and the annual budget. Its main purposes are to: (a) foster the delivery of strategic priorities, (b) ensure the company's competitiveness, (c) focus on social and environmental issues, and (d) recognize the role of the Statutory Officer in Vale's performance. The annual, collective and specific goals are an important management tool and define the expectation of performance on finance, health and safety, risk, sustainability, VPS (Vale Process System), and strategic themes, in addition to the Company's overall result, measured by cash generation, individual performance of each Statutory Officer.

For the calculation of the payment of the Statutory Officers' Bonus, the following elements are considered:

Since 2020, short-term compensation has been aligned to Vale's ambition to be a leader in sustainable mining and includes the Risk Management element for all Company employees, giving greater relevance to Health, Safety and Sustainability goals.

In 2021, Vale included Productivity goals (weight 5%), VPS (weight 10%) and Cultural Transformation (weight 10%) for top management, with collective scope, reinforcing the integrated performance of the areas.

In 2022, the Company will continue to encourage mutual cooperation through collective goals, in line with the key behavior "Responsibility for the Whole". Vale also prioritizes critical objectives in Safety, Risk Management and Sustainability, to achieve the goal of becoming a benchmark in safety and sustainable mining.

•	The economic and financial goal, in addition to EBITDA (adjusted), the commitment to reduce US$ 1 billion in expenses in the year was included, with the indicator "Fixed Expenditure".
•	The Areas of Health and Safety, Geotechnics, Reparation, Risk and Compliance have goals entirely focused on Risk, Dam and Safety Management, in line with Vale's commitment to best practices in the topics. Thus, these areas do not have goals linked to financial and production results in their variable compensation.
•	The goal "Vale Management Model - VPS" remains on the panel, for continuous advancement of the maturity of the model, aiming at greater security, stability and reliability of our operations and the desired cultural transformation.
•	The People goal, which seeks to increase the total number of women and the number of black people in leadership positions is present in the panel, in line with Vale's Diversity, Equity and Inclusion strategy.

In this regard, it is noted that the Company remains engaged in the responsibility and commitment to act based on Environmental, Social and Governance ("ESG") goals (both general and specific), with direct impact on the short-term compensation of its Statutory Officers.

Other. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, except for possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and other initiatives that bring differentiated value to the company, which can generate extraordinary bonuses upon approval by the Board of Directors, on the recommendation of the People, Compensation and Governance Committee, observing the total amount approved at the General Meeting by the Company's shareholders.

Post-Employment Benefits

They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 12 months after their termination, including dependents, so that they can seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 hereof, for any indemnity arising from the termination or non-renewal of the employment contract of said Statutory Officers with the Company, provided that these events occur at the Company's initiative. For further information, see item 13.12 hereof.

Share-based Compensation

Vale Shares Plan (VSP)

It is one of the long-term variable compensation programs, in the Performance Shares modality, which directs the efforts and encourages management performance in the creation of Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance.

In this program, the compensation is linked to the relative performance of the Company vis-à-vis other large mining companies and similar peers and absolute performance through ESG metrics related to the dimensions of health, safety and sustainability, including the action plan to eliminate the main ESG GAPs in relation to the best market practices, which considers issues related to dams, community development, human rights, ethics and corruption, among others.

Until the 2020 reward, the VSP was paid in cash at the end of the 3-year cycle. As approved at the 2021 Special and Annual Shareholders’ Meeting, as of the 2021 concession, the VSP will be paid in shares issued by the Company (“Real Shares”) (and not in cash anymore). Additionally, also from the 2021 concession, the VSP will make payments equivalent to dividends or interest on equity that the Company will distribute to its shareholders during the three-year cycle period. These "virtual dividends", if any, will be paid at the end of each cycle.

For further information on VSP, see item 13.4 hereof.

Matching Program

It is one of the long-term variable compensation programs, in the Restricted Shares modality, and the participation therein by the Statutory Officers is mandatory throughout the duration of the cycle, while they continue active in the Company. The program functions as a deferral of the annual bonus, converting into shares part of the payment of the bonus paid in the year. To comply with the program, they must use their own resources to acquire common shares issued by the Company (through the purchase in the market or the use of shares that the participant already owns, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Rule of Stock Ownership Guidelines (“SOG”), as described below in this item and in item 13.4 hereof. After the three years of the cycle, the participants who are still in the Company and own these shares receive the program award, corresponding to at least the same number of shares originally acquired.

For further information on Matching, see item 13.4 hereof.

Other compensation practices applicable to the Statutory Executive Officers

Malus and Clawback Clauses

In 2019, the Malus rule was implemented and in 2021 the Clawback rule was implemented, as a complement to Malus. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation provided for payment or installments already paid to the Statutory Officers.

The Malus and Clawback rules apply to the members of Vale’s Statutory Executive Officers only.

Individual Performance Assessment

The Individual Performance Assessment process has assessments carried out 100% online and in an anonymous format, a broad concept (360º for Chief Executive Officer and 180º for other Statutory Officers) and includes the definition of the Behavioral Performance Factor (FCD) individually, with direct impact on the Annual Bonus, being able to leverage or reduce the amount to be paid, based on the performance presented in the year. As output of the process, possible individual actions with an impact on the compensation of the Statutory Officers are approved.

As a result of the appraisals, in addition to the reduction/leverage factor of the Annual Bonus, individual meritocracy actions and differentiation of the executives who present the best performance can be implemented, focusing on meritocracy and pay for performance, with a direct impact on their compensation, as well as feedback and development actions, if there are members with less than desired performance.

Mandatory Ownership of Shares

Statutory Officers shall comply with the Stock Ownership Guidelines (SOG) or Mandatory Ownership of Shares rule, which determines the maintenance of a minimum shareholding position: in the case of the Chief Executive Officer, at least 36 times the monthly base fee; in the case of the other Statutory Officers, at least 24 times the monthly base fee. Statutory Officers may reach these positions throughout their terms of office, through the programs, and cannot trade any shares that are in their possession before the minimum shareholding position is reached.

Distribution of compensation

The compensation mix for Statutory Officers is adjusted based on the interests of shareholders, the consequences of the annual executive performance appraisal process, through share-based compensation aligned with individual performance, and the profile of the international executive market, which has greater focus and relevance on the components of long-term variable compensation.

Based on the compensation elements applicable to the Company's Statutory Executive Officers, as presented in previous items (fixed fees, Bonuses, Matching and VSP), the following compensation distribution considers the achievement of the target performance for short-Deadlines and long-term variable compensation[19]:

Evolution of the compensation mix	CEO				Other Statutory Officers
	2019	2020	2021	2022E	2019	2020	2021	2022E
Fixed Compensation	27%	19%	11%	11%	33%	31%	29%	27%
Annual Bonus	33%	24%	19%	18%	33%	31%	29%	27%
Long-Term Incentives	40%	57%	70%	71%	34%	38%	42%	46%

CEO
Other Statutory Officers

19 This is the expected distribution according to the designed model (compensation policy) assuming the achievement of the target performance. Accordingly, the information above does not correspond to the information in the tables presented in items 13.1.b.ii and 13.2 that reflect the results of each fiscal year.

Non-Statutory Executive Officers

Executives are employees of the Company with employment and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses.

Fixed Compensation

Base fee. Executives are entitled to receive a monthly fixed amount, defined based on the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each officer, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and indirect benefits. They are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, and life insurance, among others.

For more information on the Complementary Pension Plan (Valia), see item 13.10 hereof.

Participation in Committees. Executives are not entitled to compensation for participation in committees.

Variable compensation

Annual Bonus (short term). Executives are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Executive Officers, as mentioned above, is described in detail in item 13.1 (d) below.

Other. They are not entitled to bonuses, compensation for participation in meetings and commissions.

Post-Employment Benefits

They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, for a period of six months from projection of prior notice so that they may seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Vale Shares Plan ("VSP")

The VSP rules and conditions offered to Non-Statutory Officers are the same as applicable to Statutory Officers, as described above in this same item.

For further information on VSP, see item 13.4 hereof.

Matching Program

The Matching rules and conditions offered to Non-Statutory Officers are the same applicable to Statutory Officers, as described above, in this same item, except with regard to: (i) the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers, and (ii) maintenance of ownership of share (SOG), which is not applicable to Non-Statutory Officers.

For further information on Matching, see item 13.4 hereof.

Additional information

It bears emphasizing that the information described in "Other compensation practices" above, which are applicable to the Statutory Executive Officers, does not apply to Non-Statutory Officers.

Non-Statutory Committees

The Company also has six non-statutory committees, namely: (a) Business Risk Executive - Operational, (b) Business Risk Executive Committee - Geotechnical; (c) Business Risk Executive Committee - Strategic, Financial and Cyber; (d) Executive Business Risk Committee - Compliance; (e) Executive Business Risk Committee - Sustainability and Reputation Risks; and (f) the Conduct and Integrity Committee. Only external members of the Committees (i.e., who are not statutory, non-statutory officers and other Company leaders) are eligible to receive a monthly portion (fees) as compensation for participation in committees.

i.             In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

According to the tables below[20], the proportions of each element in the total compensation for the fiscal years of 2019, 2020 and 2021 were approximately:

For information on the reporting methodology used by the Company, see item 13.16 of this document.

Fiscal Year 2019

Compensation breakdown	Board of Directors	Audit Committee	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	72.18%	83.33%	29.17%	39.86%	86.26%
Direct or Indirect Benefits	-	-	9.52%	8.94%	-
Participation in committees	12.06%	-	-	-	-
Other (2)	15.76%	16.67%	5.74%	9.76%	13.74%
Variable compensation	-	-	-	-	-
Bonus	-	-	0.00%	-	-
Profit sharing	-	-	-	0.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	4.55%	0.00%	-
Post-Employment Benefits	-	-	-	-	-
Termination of performance of the position	-	-	20.96%	-	-
Share-based Compensation	-	-	30.06%	41.44%	-
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.
(2)	Payments related to payroll charges under responsibility of VALE - INSS and bonus referring to hiring of new executives.

Fiscal Year 2020

Compensation breakdown	Board of Directors	Audit Committee	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	65.53%	83.33%	13.54%	26.01%	86.61%
Direct or Indirect Benefits	-	-	4.07%	8.77%	-
Participation in committees	18.60%	-	-	-	-
Other (2)	15.87%	16.67%	2.71%	6.96%	13.39%
Variable compensation	-	-	-	-	-
Bonus	-	-	22.14%	-	-
Profit sharing	-	-	-	21.47%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-

Other (2)	-	-	5.87%	4.29%	-
Post-Employment Benefits	-	-	-	-	-
Termination of performance of the position	-	-	23.86%	-	-
Share-based Compensation	-	-	27.80%	32.50%	-
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%
(3)	Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.
(4)	Payments related to payroll charges under responsibility of VALE - INSS and other types of bonuses paid.

Fiscal Year 2021

Compensation breakdown	Board of Directors	Audit Committee	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation
Salary or pro-labore	71.76%	100.00%	14.51%	31.21%	100.00%
Direct or Indirect Benefits			3.60%	6.11%
Participation in committees	28.24%
Other (2)
Variable compensation
Bonus			19.19%
Profit sharing				38.34%
Participation in Meetings
Commissions
Other (2)			6.89%
Post-Employment Benefits
Termination of performance of the position			9.64%
Share-based Compensation			46.17%	24.34%
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%
(5)	Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.
(6)	Considers the additional payments made in 2021, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. It does not include charges for 2021.

ii.            Methodology for calculation and adjustment of each element of compensation

The annual global amount of the compensation of the members of the Board of Directors, the Statutory Executive Officers, the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors, with the recommendation of the People, Compensation and Governance Committee.

Board of Directors

The definition of values that make up the fees for full members and alternates occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member.

Fiscal Council

The amounts that make up the fees for full members have as reference the value of 10% (ten percent) of the fixed compensation that, on average, is attributed to Statutory Officers for their compensation (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Audit Committee are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member.

Advisory Committees

The fixed monthly compensation (fees) is defined based on market practice, verified through benchmark research performed by specialized companies, in which the behavior of compensation for companies of similar size is observed and evaluated, together with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent evaluation by the Board of Directors), and readjusted as necessary, based on the references of the international executive market.

Statutory Executive Officers (Executive Officers)

The fixed fees are determined from market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. The fees are assessed, along with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent assessment by the Board of Directors), and adjusted as necessary, having as based on the references of the international executive market.

The direct and indirect benefits to which they are entitled are calculated according to local market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

The bonus component is calculated based on the Company's results and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established (collective and/or specific), the individual performance (FCD) and cash generation of the Company for each fiscal year, as described in item 13.1 (d) below.

The components of share-based compensation (VSP and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the participant occupies and the location in which he/she operates in the Company:

(i)        The VSP uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the shares granted and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period, however, for cycles starting from 2020, such payments still have the impact of ESG metrics.

(ii)        Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the participants who choose to purchase the shares.

For more information regarding the method of calculating share-based compensation, see item 13.4 hereof.

All components of the compensation package of the Statutory Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

Non-Statutory Executive Officers

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy).

The direct and indirect benefits to which they are entitled are defined in accordance with local market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size.

The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash generation for each year. The readjustment of the fixed compensation resulting from inflation or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation.

Share-based compensation (VSP and Matching) has the same methodology of calculations as previously described in the item above regarding the Statutory Officers and item 13.4 hereof.

iii.          Reasons justifying the composition of the compensation

The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR (which measures Vale's position in relation to peer companies) and the achievement of ESG commitments. In relation to the executive officers (statutory and non-statutory), Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the components of long-term variable compensation (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company.

iv.          Existence of members not remunerated by the issuer and the reason therefor

As of the date of this Proposal, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company.

For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation.

c. Main performance indicators that are taken into account in determining each element of compensation:

All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale positioning as compared to peer companies), and general goals of productivity, sustainability, risk management, in addition to the individual performance evaluated annually, based on key behaviors for leadership, among others.

It is worth highlighting that in 2020 the indicators related to the ESG theme were implemented as parameters for the definition of compensation within the short and long term variable compensation programs, focusing on health & safety and sustainability aspects.

For more information, see items 13.1 (b) and 13.4 hereof.

d. How compensation is structured to reflect the evolution of performance indicators

The definition of targets of executives' performance and commitment to safety and sustainability and those related to ESG themes for structuring the payment of short-term variable compensation is derived from the strategic planning and budget approved by the Board of Directors and reviewed each year to support the goals and expected results for the Company.

The performance indicators considered in determining the compensation derived since the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the VSP, the Company’s ranking among a group of other companies with characteristics similar to those of Vale (peer group) and ESG metrics (these since 2020).

e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term

The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders.

To that end, the VSP and Matching were defined with grace periods for payment of the compensation, which deadlines are described in item 13.4 and established so that such programs are in line with the evolution of the Company's own performance indicators.

f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

At the date of this Reference Form, there is no estimated compensation of the Company Management for fiscal year 2022 that may be supported by subsidiaries, direct or indirect parent companies, by virtue of the positions held by them in the Company.

g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

At the date hereof, there is no provision for compensation or benefit in the Company linked to the occurrence of a certain corporate event.

However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives, and future challenges, and with the Compensation Policy of the Executive Board, may be paid to the members of the Executive Board.

h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and board of executive officers, indicating:

i.	The issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The People, Compensation and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the committee prepares a compensation proposal that is sent for resolution by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws.

In addition, as explained above, we clarify that the Company's Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation.

ii.	Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size.

It should be noted that the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its management, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries.

iii.	How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors evaluates on an annual basis, with the support of the People, Compensation and Governance Committee, the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 – Total compensation per body recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, Statutory Executive Officersand fiscal council

Total compensation forecast for the current year Dec 31, 2022 - Annual Amounts (cash regime, without charges)
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.50	10.00	5.00	28.50
No. of members receiving compensation	13.50	10.00	5.00	28.50
Annual fixed compensation
Salary or pro-labore	12,032,600.50	32,078,723.44	1,603,936.15	45,715,260.09
Direct and indirect benefits	120,000.00	7,862,528.12	0.00	7,982,528.12
Participation in committees	7,311,332.80	0.00	0.00	7,311,332.80
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	-	-	-	-
Variable compensation
Bonus	0.00	35,955,926.14	0.00	35,955,926.14
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	14,652,113.10	0.00	14,652,113.10
Description of other variable compensations	-	Additional retention payment and executive hiring bonuses	-
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	8,885,187.47	0.00	8,885,187.47
Share-based, including options	0.00	137,942,063.29	0.00	137,942,063.29

Notes

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. It considers the full members and the alternate member of the effective member by the employees compensated for the participation in the meetings of the Board of Directors.

2. The compensation for participation in Committees includes the participation of sitting members only.

3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. Amount reported for "Termination of Position" includes the provision for additional contractual termination in 2022.

3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. The full members (5 members) of the Fiscal Council are considered.

3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.

Total compensation	19,463,933.30	237,376,541.56	1,603,936.15	258,444,411.01

Compensation in the Fiscal year ending Dec 31, 2021 – Annual Amounts (cash regime without charges)
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.25	8.61	5.00	26.86
No. of members receiving compensation	13.25	8.61	5.00	26.86
Annual fixed compensation
Salary or pro-labore	11,233,740.06	26,723,539.06	1,572,552.90	39,529,832.02
Direct and indirect benefits	0.00	6,638,797.07	0.00	6,638,797.07

Participation in committees	4,421,432.02	0.00	0.00	4,421,432.02
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	-	-	-
Variable compensation
Bonus	0.00	35,350,518.41	0.00	35,350,518.41
Profit sharing	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00
Commissions	0.00	0.00	0.00
Others	0.00	12,686,182.44	0.00	12,686,182.44
Description of other variable compensations	-	contractual renewal bonus, recognition payment and hiring bonuses	-
Post-employment	0,00	0,00	0,00	0,00
Termination of position	0,00	17.759.883,29	0,00	17.759.883,29
Share-based, including options	0,00	85.051.105,52	0,00	85.051.105,52

Notes

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the full members and the alternate members of the Board of Directors.

2. The compensation for participation in Committees includes the participation of sitting members only.

3. The amounts presented consider the cash basis and do not include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2019 and 2020.

3. The amounts presented consider the cash basis and do not include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. The full members (5 members) of the Fiscal Council are considered.

3. The amounts presented consider the cash basis and do not include charges. See item 13.16.

Total compensation	15,655,172.08	184,210,025.79	1,572,552.90	201,437,750.77

Compensation in the Fiscal year ending Dec 31, 2020 – Annual Amounts (cash regime with charges)

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.25	6.35	4.75	24.35
No. of members receiving compensation	13.25	6.35	4.75	24.35
Annual fixed compensation
Salary or pro-labore	9,541,887.60	22,404,890.44	1,680,907.88	33,627,685.92
Direct and indirect benefits	0.00	6,730,673.70	0.00	6,730,673.70
Participation in committees	2,707,977.62	0.00	0.00	2,707,977.62
Others	2,310,506.52	4,480,978.09	336,181.58	7,127,666.19
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees
Variable compensation
Bonus	0.00	36,629,008.34	0.00	36,629,008.34
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	9,709,809.10	0.00	9,709,809.10
Description of other variable compensations		Other charges paid on compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	39,473,868.92	0.00	39,473,868.92
Share-based, including options	0.00	45,992,204.06	0.00	45,992,204.06

Notes

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the full members and the alternate members of the Board of Directors.

2. The compensation for participation in Committees includes the participation of sitting members only.

3. The amounts presented consider the cash basis and include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. It includes the Bonus that was due for payment in 2019 (which was suspended due to the accident), in addition to the Bonus due for payment in 2020.

3. Severance payments made to Executive Officers who have left the company in 2018, 2019 and 2020.

4. It includes the Matching that was due for payment in 2019 (which was suspended due to the accident), in addition to the Matching and VSP due for payment in 2020.

5. The amounts presented consider the cash basis and include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. The full members (5 members) of the Fiscal Council are considered.

3. The amounts presented consider the cash basis and include charges. See item 13.16.

Total compensation	14,560,371.74	165,421,432.65	2,017,089.46	181,998,893.85

Compensation in the Fiscal year ending Dec 31, 2019 – Annual Amounts (cash regime with charges)

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	12.92	6.91	5.00	24.83
No. of members receiving compensation	12.92	6.91	5.00	24.83
Annual fixed compensation
Salary or pro-labore	7,142,459.33	24,913,435.61	1,833,960.00	33,889,854.94
Direct and indirect benefits	0.00	8,130,545.72	0.00	8,130,545.72
Participation in committees	1,194,000.00	0.00	0.00	1,194,000.00
Others	1,559,291.87	4,898,186.06	366,792.00	6,824,269.93
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,885,703.39	0.00	3,885,703.39
Description of other variable compensations		Hiring bonus and INSS on variable compensation and termination of position
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	17,899,948.43	0.00	17,899,948.43
Share-based, including options	0.00	25,676,497.21	0.00	25,676,497.21

Notes

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

It considers the full members (12 members between January and April, 13 members between May and November and 11 members in December) and the alternate members (5 months with alternate member participation in the year) remunerated for participating in the Board of Directors' meetings.

2. The compensation for participation in Committees includes the participation of sitting members only.

3. The amounts presented consider the cash basis and include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. Share-based Compensation: values referring to VSP due for payment in 2019(1). There was no payment for the Matching (suspended).

3. Bonus: There was no payment for the Bonus (suspended).

4. Termination of position: severance payments made to executive officers who left the company in 2017, 2018 and 2019.

5. Payment referring to VSP was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse.

6. The amounts presented consider the cash basis and include charges. See item 13.16.

1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP.

2. The full members (5 members) of the Fiscal Council are considered.

3. Payment referring to VSP was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse.

4. The amounts presented consider the cash basis and include charges. See item 13.16.

Total compensation	9,895,751.20	85,404,316.42	2,200,752.00	97,500,819.62

13.3 - Variable compensation related to the past three fiscal years and expected compensation forecast for the current fiscal year of the board of directors, Statutory Executive Officersand fiscal council:

Variable compensation forecast for the current fiscal year (2022)

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.50	10.00	5.00	28.50
No. of members receiving compensation (2)	0.00	10.00	0.00	10.00
Bonus (3)
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan (4)	-	71,911,852.30	-	71,911,852.30
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	35,955,926.1	-	35,955,926.14
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) It only considers installments referring to short-term variable compensation plan (annual bonus).

(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of targets and other 2022 results.

(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of target and other 2022 results.

Variable compensation - Fiscal Year ended on Dec 31, 2021

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.25	8.61	5.00	26.86
No. of members receiving compensation (2)	0.00	8.61	0.00	8.61
Bonus (3)
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan (4)	-	43,921,935.48	-	43,921,935.48
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	21,960,967.74	-	21,960,967.74
Value effectively recognized in the income for the fiscal year (6)	-	35,350,518.41	-	35,350,518.41
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of members, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) It only considers installments referring to short-term variable compensation plan (annual bonus).

(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of targets and other 2020 results.

(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.

(6) Value referring to the result calculated in the fiscal year, regarding the annual bonus program, linked to the results and targets for the 2020 fiscal year, for payment in 2021.

Variable compensation - Fiscal Year ended on Dec 31, 2020

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.25	6.35	4.75	24.35
No. of members receiving compensation (2)	0.00	6.35	0.00	6.35
Bonus (3)
Minimum Amount Forecast in the Compensation Plan	0.00	0.00	0.00	0.00
Maximum Amount Forecast in the compensation plan (4)	0.00	42,667,926.48	0.00	42,667,926.48
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	0.00	21,333,963.24	0.00	21,333,963.24
Value effectively recognized in the income for the fiscal year (6)	0.00	19,048,646.32	0.00	19,048,646.32
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the fiscal year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of targets and other 2019 results.

(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.

(6) Refers to the annual bonus program, linked to the results and targets of the 2019 fiscal year, paid in 2020. This amount does not consider the bonus paid in 2020 linked to the 2018 fiscal year, whose payment was suspended in 2019 due to the accident (the amount was R$ 17.580.362,02).

Variable compensation - Fiscal Year ended on Dec 31, 2019

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	12.92	6.91	5.00	24.83
No. of members receiving compensation (2)	0.00	6.91	0.00	6.91
Bonus (3)
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	0.00
Maximum Amount Forecast in the compensation plan (4)	-	35,760,234.48	-	35,760,234.48
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	17,880,117.24	-	17,880,117.24
Value effectively recognized in the income for the fiscal year (6)	-	0.00	-	0.00
Profit sharing
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the fiscal year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.

(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.

(6) Value effectively recognized in the fiscal year, regarding the annual bonus program, linked to the results and targets for the 2018 fiscal year. This amount was suspended due to the Brumadinho dam breach, and, accordingly, there was no payment in 2019.

13.4 - Regarding the share-based compensation of the Board of Directors and Statutory Executive Officers, in force in the last fiscal year and anticipated for the current fiscal year, report:

The Company has two share-based compensation plans for the Statutory Executive Officers and the Non-Statutory Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company.

General Terms and Conditions

Vale Shares Plan ("VSP")

About VSP:

It is a long-term incentive of compensation, in the mode of Performance Shares, which is tied to the Company's performance and that directs management efforts in creating sustainable and long-term value, aligning the focus of executives with the shareholders' vision and encouraging retention and performance of participants. This program applies to Statutory Officers (Executive Board) and Non-Statutory Officers.

Examples of how to calculate the amonut of shares to be granted to each participant:

For purposes of calculating the number of shares to be granted to each program participant at the beginning of the cycle, as shown below are considered (a) the fee at the end of the year prior to the beginning of the cycle, (b) the reference value for the program, according to the participant's level and location and (c) the historical price of shares issued by Vale in the last 60 trading sessions of the year prior to the beginning of the cycle, weighted by the volume of shares traded.

Historical summary:

Cycle started in 2018: gradual payment over a four-year cycle (0%/ 20%/ 30%/ 50%); in cash, linked to the value of the shares; conditioned to the performance factor, composed of 100% TSR.

Cycle started in 2019: full payment after three years of cycle; in cash, linked to the value of the shares; conditioned to the performance factor, composed of 100% TSR.

Cycle started in 2020: full payment after three years of cycle; in cash, linked to the value of the shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG.

Cycle started in 2021: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

Cycle started in 2022: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 75% TSR and 25% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

The evolutions are intended to strengthen the feeling of ownership and the engagement of executives, in addition to aligning their actions with the interests of shareholders..

Bellow, the historical results of the last VSP payment:

Historical Results:			Award year (January)
Awards results history:			Year of the award (month of January)
			2019	2020	2021	2022
Price VALE3 - Average of the last 60 trading sessions of the year prior to payment			54.28	49.73	71.72	73.27

TSR Metric	Ranking position	2019 Cycle	n/a	n/a	n/a	8th place
		2018 Cycle	n/a	7th place	5th place	8th place
		2017 Cycle	2nd place	3rd place	3rd place	n/a
		2016 Cycle	4th place	4th place	n/a	n/a
		2015 Cycle	1st place	n/a	n/a	n/a
	Performance Factor	2019 Cycle	n/a	n/a	n/a	0%
		2018 Cycle	n/a	40%	70%	25%
		2017 Cycle	125%	100%	100%	n/a
		2016 Cycle	85%	85%	n/a	n/a
		2015 Cycle	150%	n/a	n/a	n/a

Cycles ended in 2021:

The cycles that started in 2018 and 2019 ended in December 2021, with payments scheduled to take place in 2022. More information about the 2019 cycle is below:

  Performance Metric - Total Shareholder Return (TSR): relative: to the metric of total shareholder return, in measures the return that an investment provides to the investor/shareholder, and considers the share price fluctuation and the distribution of dividends, based on a period.

A relative TSR is used, by comparing the TSR of Vale to the TSRs of large mining peers and similar companies. TSRs are calculated on an accumulated basis, considering the period of the cycle, and arranged in order of value, thus forming a ranking of companies. If Vale is in first place in the ranking (P100 percentile), the amount of compensation increases by 50% (performance factor of 150%);%; if Vale is in the P25 (first quartile (P25) or below, there is no payment (zero performance factor); if Vale is in the awards; and for the intermediate positions (between P25 and P100), it is paid according to the , the premium is fixed according to performance and varies between 10% and 150% of the value, as shown below.

  Award in the end of the cycle - After the three-year cycle, the program is awarded conditioned to the achievement of the performance factor and considering, at least, the same number of shares originally granted. On the gross amount paid, the Withholding Income Tax discount applies.

Current cycles:

In addition to the TSR metric, the Company included, in 2020, the performance metric related to ESG - Environmental, Social and Governance it includes:

(i)	Health & Safety, with the Indicator of Recordable Injuries with High Potential (N2), that is, incidents that can generate fatalities and/or high potential injuries, with the purpose of zeroing N2 incidents by 2025, according to the curve presented to the market in 2020; and
(ii)	Sustainability, with metrics based on Vale's 2030 commitments, (reducing greenhouse gas emissions, in line with the Paris Agreement; 100% global consumption of renewable energy; 10% reduction in the catchment of new water; recovery and protection of an additional 500,000 hectares of degraded land beyond Vale's boundaries; and elimination of key ESG GAPs in relation to best practices), apply to the whole Company in a global level.

As approved at the 2021 Annual Meeting of Shareholders, the award at the end of the cycle, conditioned to the achievement of the performance factor, from the 2021 cycle onwards will be made through the delivery of Common Shares issued by the Company, after the end of the cycle. In addition to the regular award, in 2021 the additional payment related to virtual dividends was also included, conditioned to the distribution of dividends or interest on capital by the Company, to be paid at the end of the cycle and which is based on the following calculation:

(i)	the amount to be paid per share in the dividend or interest on capital distribution by Vale to its shareholders during the cycle length; and
(ii)	the number of shares to which the executive will be entitled in the award of the program, after the application of the performance factor (TSR / ESG).

Upcoming cycles:

Improvements are being studied, so that the program continues to evolve and fulfill its purpose in the Company.

Next cycles:

The Company is evaluating changes to the VSP, so that the program continues to evolve and fulfil its purpose in the Company.

Matching

About Matching

This is a long-term compensation incentive, in the form of Restricted Shares, based on the expected performance of the Company reflected in its market value and share price, and which works as a deferral of the annual bonus, converting part of the of the payment of the bonus paid in the year. This program applies to Statutory Officers (Executive Board) and Non-Statutory Officers, volunteering for this second group.

In this program, the participation of the Statutory Officers is mandatory during the full duration of the cycle while they remain active in the Company. To comply with it, they must use their own resources to acquire common shares issued by the Company (through purchases in the market or the use of shares already owned by the participant, detached from current cycles) and keep them in their possession for at least the three-year cycle.

Example of calculation of the number of shares to be acquired by each participant:

•	The executive's fee at the end of the year prior to the beginning of the cycle;
•	The Matching Program reference value, according to the executive's level and location; and
•	The average purchase price of the shares on the market, on the effective date of the purchase.

Program cycle awards:

After the three-year cycle, if the executives are in the Company and in possession of these shares, the program is awarded, considering, at least, the same number of shares originally acquired, plus the amount of the Withholding Income Tax, which is borne by the Company for the executive.

Participants must observe the Stock Ownership Guidelines or “SOG”. The executive who has not reached the minimum shareholding position is prohibited from trading with the shares in his/her possession, even after the end of the Matching cycles of which he/she is a party.

In addition to the award at the end of each cycle, the Matching program makes additional payments during the cycles (virtual dividends) since 2019, based on (a) the amount to be paid per share in the distribution of dividends or interest on equity by Vale to its shareholders during the duration of the cycle and (b) in the number of shares to which the participant will be entitled to in the program award.

It is important to mention, in 2019, the rule of Stock Ownership Guidelines (SOG), or Mandate of Stock Ownership, was implemented, as explained in item 13.1.b.i "Other compensation practices" hereof, which determines the maintenance of a minimum shareholding position: in the case of the Chief Executive Officer, at least 36 times the monthly base fee; in the case of the other Executive Directors, at least 24 times the monthly base fee. This level of participation can be achieved throughout the mandates, and no shares that are in their possession may be traded before the minimum shareholding position is reached. This obligation does not apply to Non-Statutory Officers.

b. Main Objectives of the Plan

The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align officers and shareholders interests, to strengthen a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership".

c. How the plan contributes to these objectives

The share-based compensation plans align the interests of the shareholders and the Statutory and Non-Statutory Officers insofar as they ensure that there are only gains for the officers when there are gains for the Company.

d. How the plan fits into the issuer's compensation policy

The share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and consider the movements of the national and international market.

e. How the plan aligns the interests of managers and issuer in the short, medium and long term

The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year year period and, still, in the case of the VSP, the Company's relative performance compared to a group of companies with characteristics similar to Vale, and, since 2020, alignment with the Company's main strategic deliveries (via ESG metrics). Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term.

f. Maximum number of shares covered

Not applicable. There is no granting of stock options under the share-based compensation plans.

In the VSP, the number of common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant.

In the Matching Plan, the calculation basis is the fixed compensation received, with the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates.

g. Maximum number of options to be granted

Not applicable. There is no granting of stock options under the share-based compensation plans.

h. Conditions for acquisition of shares

Not applicable. Share-based compensation plans do not grant officers with options to acquire Company shares.

i.             Criteria for setting the acquisition price or fiscal year

Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise.

Considering the Company’s current plans:

(i)           in the VSP, for the definition of the reference price to be considered at the beginning of cycle (for the purposes of calculating the number of shares granted), it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions. To define the reference price to be considered at the end of the cycle (for award purposes), it is considered, for cycles started by 2020 (including) (with awards in Virtual Shares), the price history of the shares issued by Vale of the last 60 trading sessions of the year of end of the cycle, weighted by the volume of shares traded in each of these trading sessions; and, for cycles beginning from 2021 onwards (which will be awards in shares), the average purchase price of Vale's shares issued in the market, at the end of the cycle;

(ii)	(ii) in Matching, in order to define the reference price to be considered at the beginning of the cycle (for the purpose of calculating the quantity of shares acquired), the average purchase price of Vale's shares is held on the market, at the beginning of the cycle. To set out the reference price to be considered at the end of the cycle (for award purposes), the average purchase price of Vale's shares is issued in the market, at the end of the cycle, is considered.

j. Criteria for setting the fiscal year

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for the exercise.

Considering the current programs: in the VSP, since 2019, the cycles have a duration of three years and with full awards (100% at the end of the cycle, without gradual payments).

In the Matching Program, the reward occurs at the end of the 3-year cycle, and as of 2019 there may also be gradual payments, whenever there is distribution of dividends or interest on equity by Vale to its shareholders.

k. Settlement Form

Matching is awarded in at least the same number of shares initially acquired by the executive, according to the executive's performance, at the end of the three-year cycle.

In addition to the final award, the Matching program provides for partial payments related to virtual dividends, which will be made whenever there is a distribution of dividends or interest on equity to its shareholders, throughout the duration of the cycle.

The VSP, until the 2020 reward, was paid in cash at the end of the 3-year cycle. After approval by the 2021 Annual Meeting of Shareholders and Special Meeting of Shareholders, as of the 2021 granting, the VSP will be awarded in the form of shares issued by the Company, in at least the same number of shares initially granted to the participant, multiplied by the performances at the end of the program.

In addition to the final award, the VSP provides for payment related to virtual dividends, which will be due whenever there is a distribution of dividends or interest on equity to its shareholders, throughout the duration of the cycle, and will be paid on an accrued basis at the end of the cycle.

Both plans include the withholding tax, which is borne by the Company for the benefit of the participants.

Restrictions on the transfer of shares

In the Matching Plan, if the participant trades, transfers or sells any of the Company's shares linked to the Plan within the period of three years, he loses the right to the reward at the end of the cycle.

Also, within the scope of the Plan, operations involving derivatives, which may show to be positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties, are prohibited, considering that the Matching program has as one of its purposes the exposure and alignment of the officer to the Company's listed shares during the period of the Plan. The transactions (involving derivatives and share leases) related to any share of Vale that the participant holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan.

The Statutory Officers must also observe the rule of Stock Ownership Guidelines (SOG).

This item is not applicable to the VSP, since the participants of the Plan are not required to maintain a shareholding position in the Company.

Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In the Matching program, any transfer, trade or sale of the shares issued by Vale linked to the plan by the participant before the end of the three year cycle, leads to the cancellation of any rights related to the Plan, besides the compliance with the Stock Ownership Guidelines for Statutory Officers, whose rules are described in item 13.1.b(i) hereof.

In the Matching program and in the VSP, the voluntary termination by the officer leads to the extinction of any future rights related to the Plans.

Additionally, for Statutory Officers, there may still be the application of the Rules of Malus and/or Clawback, which are described in item 13.1.b(i) hereof.

Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan

As it is a retention mechanism, in case of termination by his own initiative, the participant loses the right to receive any rewards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

For participants who are terminated at the Company's initiative, Matching and VSP awards are paid in proportion to the period worked, as follows:

- For Statutory Officers, they will be made only at the end of the cycles and based on the official results (share price and performance metrics) that are determined at the end of the cycles.

- For other participants, they will be made at the time of shutdown and based on partial results (share price and performance metrics) that are calculated in the month prior to the shutdown.

13.5 - Regarding the share-based compensation recognized for the past three fiscal years, and that anticipated for the current fiscal year, for the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content:

The share-based compensation plans (described on item 13.4) do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers.

Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the information of incentive plan, including amounts in each period, is disclosed in the tables below for reference purposes.

Share-based compensation forecast for the current fiscal year (2022):

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.50	10.00	23.50
Number of members receiving compensation (2)	0.00	10.00	10.00
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the estimate of the annual average of the number of members of said administrative body to be verified monthly pursuant to item 13.2.

(2) Corresponds to the number of members, as applicable, who were estimated to be assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2021:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.25	8.61	21.86
Number of members receiving compensation (2)	0.00	8.61	8.61
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of members, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2020:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.25	6.35	19.60
Number of members receiving compensation (2)	0.00	6.35	6.35
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2002 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2019:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	12.92	6.91	19.83
Number of members receiving compensation (2)	0.00	6.91	6.91
Weighted average price of fiscal year:
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2002 CVM/SEP.

Share-based compensation forecast for the current fiscal year (2022):

	Board of Directors	Statutory Executive Officers	Total
Granting of stock options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	Matching: cycle 2019 - 04/26/19 cycle 2020 - 03/23/20 cycle 2021 - 03/29/21 cycle 2022 - 03/30/22 VSP: cycle 2020 - 01/01/20 cycle 2021 - 01/01/21 cycle 2022 - 01/01/22 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	Matching: cycle 2019 - March/22 cycle 2020 - March/23 cycle 2021 - March/24 cycle 2022 – March/25 VSP: cycle 2020 – December/22 cycle 2021 – December/23 cycle 2022 – December/24	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant	-	R$ 137,942,063.29 (estimated amount to be recognized in the financial statements)	R$ 137,942,063.29 (estimated amount to be recognized in the financial statements)

(1) All cycles in force in 2022 were considered in proportion to the duration of each one within that year.

Share-based compensation - fiscal year ended 12/31/2021:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2017 and 2018 and March 2018 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2020 and March 2021 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$85,051,105.52	R$85,051,105.52

(1) The VSP cycles began in January 2017 and 2018, and the Matching cycle began in March 2018, with payments scheduled for 2021.

(2) On December 31, 2020, the third and second windows of anticipation of the VSP cycles began respectively on December 31st, 2017 and 2018; the Matching cycle began in 2018 and will end in March 2021.

Share-based compensation - fiscal year ended 12/31/2020:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock purchase options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2016, 2017 and 2018, and March 2017 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2019 and March 2020 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a

Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$35,325,905.85	R$35,325,905.85

(1) The VSP cycles began in January 2016, 2017 and 2018, and the Matching cycle began in March 2017, with payments scheduled for 2020. The Matching cycle began in 2016 with payment originally scheduled for 2019, but, due to its suspension, it was also paid in 2020, but not taken into account in the above table.

(2) On December 31, 2019, the third, second and first windows of anticipation of the VSP cycles were closed (they had begun, respectively, in 2016, 2017 and 2018); and the Matching cycle, that began in 2017, was closed in March 2020. The Matching cycle began in 2019, but due to its suspension it was also paid in 2020, but not taken into account in the above table.

Share-based compensation - fiscal year ended 12/31/2019:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock purchase options (Incentive Grant)
Date of grant (Date of granting the incentive)	-	January 2015, 2016 and 2017 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2018 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$25,676,497.21	R$25,676,497.21

(1) The VSP cycles began in January 2015, 2016 and 2017, with payments scheduled for 2019. The Matching cycle begun in 2016 with payment originally scheduled for 2019, is being budgeted for 2020 due to its suspension.

(2) The third, second and first windows of anticipation of the VSP cycles begun, respectively, in 2015, 2016 and 2017, were closed pm December 31st, 2018. The Matching cycle that ended in March 2019 is being budgeted for 2020 due to its suspension.

13.6 - Regarding open stock options of the Board of Directors and Statutory Executive Officersat the end of the fiscal year, prepare table with the following content:

Not applicable since the company’s share-based compensation plans does not contemplate the granting of stock options.

For more information on the Company's share-based compensation plans, see items 13.4, 13.5, 13.7 and 13.8 hereof.

13.7 - Regarding stock options exercised and shares delivered related to the share-based compensation of the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content, for the past three fiscal years:

The VSP program does not contemplate the granting of stock options, but starts to contemplate the delivery of shares issued by the Company, starting in the cycle initiated in 2021.

Until the 2020 grant, the VSP was paid in cash at the end of the cycle. Thus, it did not include the granting of stock options or the delivery of shares issued by the Company. As approved at the 2021 Special and Annual Shareholders’ Meeting, as of the 2021 grant, the Program starts being paid in shares issued by the Company (“Real Stock”) (and not in cash anymore), at the end of the three-year cycle; therefore, it will begin to include the delivery of stock issued by the Company.

The Matching plan does not contemplate the granting of stock options, but contemplates the delivery of shares issued by the Company.

Therefore, under the of the Programs plan, the Company, to make good on its benefits, may directly purchase shares in the market or use shares in its treasury in order to meet the Program’s benefits. For additional information regarding the number of shares in the treasury and the amount used for this purpose, please see items 19.2 and 19.3 of the Reference Form of the Company.

For reference purposes only, the shares delivered to participants (which were bought in the market) due to the Matching Plan in the last 3 (three) fiscal years are presented below: Under the VSP, there will only be delivery of shares as of 2024.

Share-based compensation - fiscal year ended 12/31/2021

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	13.25	8.61
No. of Members Receiving Compensation(2)	0.00	8.61
Options exercised
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered
Number of shares delivered	N/A	296,314(³)
Weighted average purchase price	N/A	R$101.60(4)
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of members, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2014.

(3) This is the number of shares delivered by the Company to the Statutory Officers, as the award of the Matching program started in 2018.

(4) This is the price of the share issued by the Company, at the end date of the 2018 Matching cycle, for awards in 2021.

Share-based compensation - fiscal year ended 12/31/2020

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	13.25	6.35
No. of Members Receiving Compensation(2)	0.00	6.35
Options exercised
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered
Number of shares delivered	N/A	432,920 ³
Weighted average purchase price	N/A	44,06 4
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2022 CVM/SEP.

(3) That is a total of 132,157 shares related to the Matching cycle started in 2016 (whose payment was suspended in 2019 and happened only in 2020) and 300,763 shares related to the cycle started in 2017 (with payment originally scheduled for 2020).

(4) This is the simple average between the weighted average price of the 2016 cycle (whose payment was suspended in 2019 and happened only in 2020), which was R$ 46,35 and the weighted average price of the 2017 cycle (with payment originally scheduled for 2020), which was R$ 41,47.

Share-based compensation - fiscal year ended 12/31/2019

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	12.92	6.91
No. of Members Receiving Compensation(2)	0.00	6.91
Options exercised
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered
Number of shares delivered	N/A	0
Weighted average purchase price	N/A	N/A
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2022 CVM/SEP.

For more information, see items 13.4 to 13.6 hereof.

13.8 - Summary description of information necessary to understand the data disclosed in items 13.5 to 13.7, such as the explanation regarding the stock and option pricing methods, indicating at least:

Item not applicable. See items 13.4 to 13.7 hereof.

Nevertheless, to clarify 13.5 item, the Company for the fiscal years 2019, 2020 and 2021were considered the amounts paid in the plans based in shares (since the Company does not have stock option plans), for which the applicable prices and performance factors were considered, according to the programs policy .

It is clarified that, in order to benefit from the Matching Program, the Company may purchase shares directly on the market or treasury shares. For the VSP, shares will only be delivered from the award that will occur in 2024, for which the Company may also use the acquisition of shares directly on the market or shares in treasury

The information on the number of shares delivered and the weighted average price, reported in item 13.7, is the total number of shares that were awarded by the Company to the Executive Directors in the year in question, according to the price established in the program policy.

13.9 - Inform the number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, Statutory Executive Officersor Fiscal Council, grouped by department.

a.       Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the board of directors, executive officers or Audit Committee, grouped by department at the date of closing of the last fiscal year:

Shares issued by VALE S.A.

Shareholders on 12/31/2021	ON
Board of Directors[1] Statutory Executive Officers[2] Audit Committee	98,197 1,761,963 9,635
Total3	1,869,795

1 Includes 790 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.

2 Includes 89.919 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.

3 Includes 90,709 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.

b.        Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the board of directors, executive officers or Audit Committee, grouped by body, on the closing date of the last fiscal year:

As of December 31, 2021, the Company had no controlling shareholders.

c.       Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the board of directors management, Statutory Executive Officersor Audit Committee, grouped by body, at the closing date of the last fiscal year:

The members of the Board of Directors, Statutory Executive Officers or Fiscal Council, grouped by administrative body, do not hold, directly or indirectly, shares or stocks, in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, on the closing date of the last fiscal year.

13.10 - Regarding pension plans in force granted to members of the Board of Directors and statutory officers, to provide the following information in the form of a table:

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, to Valia – Fundação Vale do Rio Doce de Seguridade Social (“Valia”), or to another supplementary pension plan of the statutory officer’s choice.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia – Fundação Vale do Rio Doce de Seguridade Social

	Board of Directors	Statutory Executive Officers	Total
Number of members (1)	-	10 members	-
Name of the Plan	Benefit Plan Vale Mais
Number of administrators who qualify for retirement	-	1 per Normal Retirement Income.	-
Conditions for early retirement	-	be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$11,632,929.03 (2)	-
Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$2,389,344.77 (3)	-

Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Valiaprev Plan shall be eligible to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.	-

(1) Corresponds to the number of directors and officers, as applicable, linked to the retirement plan, as provided for in Annual Circular Letter 2022 CVM.

(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2021.

(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2021.

13.11 - In form of a table, nominate, for the 3 last fiscal years, regarding the Board of Directors, Statutory Executive Officers and Fiscal Council:

BOARD OF DIRECTORS	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	13.25	13.25	2,042,308.16	765,011.50	1,181,522.42
2020 (without charges)	13.25	13.25	1,515,887.77	697,332.64	924,518.13
2019 (with charges)	12.92	12.92	1,224,000.00	540,000.00	765,925.02

Note:

2021: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for full members.

2020: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for full members.

2019: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It considers charges and considers participation in committees for full members.

STATUTORY EXECUTIVE OFFICERS	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	8.61	8.61	55,144,333.69 (*)	11,309,940.55	21,394,892.66
2020 (without charges)	6.35	6.35	31,517,607.55	6,668,017.46	23,836,572.62
2019 (with charges)	6.91	6.91	15,102,649.02	3,281,499.41	12,359,524.81

Notes:

2021: It does not include charges.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2021.

The average compensation refers to the total paid to statutory officers divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2022 CVM/SEP.

The highest individual compensation refers to a member with 12 months of activity in the company in 2021.

(*) The Company clarifies that the maximum individual remuneration for the year 2021 was impacted by the positive results presented by the Company in that year, since 87% of the maximum remuneration reported referred to payments linked to the Company's performance, the main ones being related to to: (i) Matching Program: having paid a price related to the share of BRL 101.60, higher than the original estimate, (ii) Bonus referring to the year 2020: which had the results of its calculation above the target value, both in the achievement of collective goals and in individual performance, as well as in the overall performance of the Company; and (iii) Virtual dividends: which were paid in line with the notices and amounts disclosed by the Company for the distribution of dividends and/or interest on equity to its shareholders in 2021.

2020: It does not include charges. The highest individual compensation refers to a member with 12 months of activity in the company in 2020.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2020.

The average compensation refers to the total paid to statutory officers divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2022 CVM/SEP.

2019: The highest individual compensation refers to a member with 6 months of activity in the company.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period.

FISCAL COUNCIL	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	5.00	5.00	314,510.58	314,510.58	314,510.58
2020 (without charges)	4.75	4.75	348,453.88	263,834.86	331,530.08
2019 (with charges)	5.00	5.00	440,116.55	440,116.55	440,140.40

Note:

2021: the members with the highest and lowest individual compensation were compensated for 12 months in the period. It considers charges.

2020: the members with the highest individual compensation were compensated for 12 months in the period, while the member with smallest individual compensation was compensated for 9 months in the period. It considers charges.

13.12 - Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer.

The contracts entered with the Company's Statutory Officers contain indemnification and non-competition (period of unavailability) clauses for cases of termination, non-renewal of the contract and retirement.

Until the 2020 fiscal year, the indemnification and non-competition values were fixed based on a multiple of the officer’s monthly base salary.

At the end of 2020, the severance package for the Company’s Statutory Officers was reviewed, to be implemented as of 2021, in the following terms:

Establishment of a range varying from zero to the current multiple of the officer’s monthly of the base salary, being the final value to be defined for each officer for indemnification for the period of unavailability (non-competition clause) to be appreciated by the Board of Directors. The adjustments allow the Company to establish indemnity funds compatible with the complexity of the position, maturity of the executive in the function and performance in the conduct of results, replacing the previously defined fixed and previously defined multiples in the same way for all.

Changes in the payment format of long-term variable compensation programs that are in force at the time of termination of the officer, which will be paid only at the moment of the vesting of the cycles and based on the official results obtained (share price and performance metrics), and no longer at the time of termination based on partial results.

Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, with the members of the Board of Directors and members of the Fiscal Council, other than those described of this document.

For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company.

13.13 - Regarding the 3 last fiscal years, indicate the percentage of total compensation of each administrative body recognized in the issuer's results, related to members of the Board of Directors, Statutory Executive Officersor Fiscal Council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter.

Entity	2021	2020	2019
Board of Directors	17.9%	32.6%	46.9%
Statutory Executive Officers	0.00%	0.00%	0.00%
Fiscal Council	0.00%	0.00%	0.00%

13.14 - Regarding the last three fiscal years, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Statutory Executive Officers or Fiscal Council, grouped by administrative body, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided.

In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Executive Officers or Audit Committee for any reason other than the position they hold.

13.15 - Regarding the last three fiscal years, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Statutory Executive Officers or Fiscal Council of the issuer, grouped by administrative body, specifying to what titles such values were attributed to such individuals

Fiscal Year 2021 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Direct and Indirect Controllers	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Company's Subsidiaries	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Companies Under Common Control	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Fiscal Year 2020 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 2,904.23 related to benefits granted abroad	-	R$ 2,904.23
Companies Under Common Control	-	-	-	-

Fiscal Year 2019 - compensation received due to the exercise of a position in the Company
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 3,751,415.76, composed of: (a) Fixed portion and direct and indirect Benefits: R$ 743,033.44; and (b) Termination of Position: R$ 3,008,382.32	-	R$ 3,751,415.76

Companies Under Common Control	-	-	-	-

13.16 - Provide other information deemed as material by the issuer.

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis, as of the 2022 fiscal year related, in order to align the compensation amounts with the estimates of the amounts subject to provisioning in the financial statements.

Accordingly, the Company presents in the table below:

(i)	the proposed compensation for the fiscal year 2022 on the accrual basis; which will be subject to approval at the Annual Shareholders' Meeting to be held on April 29, 2022 (R$ 261,144,411.01); and

(ii)	for exclusive information and comparison purposes, the compensation amounts from the fiscal years 2019, 2020 and 2021, on the accrual basis:

Amounts in R$ - net of charges.	Accrual Basis
	Actual 2019 (Pro forma)	Actual 2020 (Pro forma)	Actual 2021 (Pro forma)	2022 Forecast (4)
(A) Board of Directors, Advisory Committees and Fiscal Council	Accrual Basis
Board of Directors (1)	8,358,523	12,285,410	15,685,551	19,463,933
Advisory Committees (2)(3)	13,754,367	10,956,965	5,492,869	2,700,000
Fiscal Council	1,833,960	1,680,578	1,572,553	1,603,936
Total (A)	23,946,850	24,922,953	22,750,973	23,767,869

(B) Executive Board
Annual Fixed Compensation	32,648,231	29,584,984	33,301,594	39,941,252
Salary or pro-labore fees	24,687,436	22,840,769	26,723,539	32,078,724
Benefits	7,960,795	6,744,215	6,578,055	7,862,528
Variable Compensation	34,303,587	38,761,396	55,646,138	50,608,039
Bonus	28,261,554	32,436,700	42,959,956	35,955,926
Other	6,042,033	6,324,696	12,686,182	14,652,113
Share-based	32,024,013	62,974,675	66,887,193	137,942,063
Cessation of office	12,134,893	33,940,774	7,909,251	8,885,188
Total (B)	111,110,724	165,261,829	163,744,175	237,376,542

TOTAL COMPENSATION (A) + (B)	135,057,574	190,184,782	186,495,148	261,144,411
(1)	Includes compensation due to permanent members of the Board of Directors for participation in committees.

(2)    Includes compensation of external members and alternate members of the Board of Directors who participate in committees.

(3)    Incudes compensation due to the members of the Independent Advisory Committees.

(4)    Subject to approval at the Annual Shareholders' Meeting to be held on April 29, 2022.

Until the 2021 fiscal year, the compensation of Vale's executives is reported on a cash basis, that is, based on the amounts actually paid by the Company to the executives in the current year (amounts disbursed during the fiscal year). In this way, the actual amounts of the management compensation for the fiscal years of 2019, 2020 and 2021, according to the cash basis, are shown throughout the document. The amount estimated for 2022 on a cash basis is presented for informational and comparability purposes only and will not be subject to approval at the Annual General Meeting to be held on April 29, 2022.

It should be clarified that the compensation amounts of the Board of Directors, Fiscal Council and Statutory Executive Officers are aligned with the amounts disclosed in item 13.2 hereof for such years, net of charges.

Amounts in R$ - net of charges.	Accrual Basis
	Actual 2019 (Pro forma)	2020 Actual	2021 Actual	2022 Forecast
(A) Board of Directors, Advisory Committees and Fiscal Council	Regime de Caixa
Board of Directors (1)	8,336,459	12,249,865	15,655,172	19,463,933
Advisory Committees (2)(3)	13,399,326	10,921,847	5,524,808	2,700,000
Fiscal Council	1,833,960	1,680,908	1,572,553	1,603,936
Total (A)	23,569,745	24,852,620	22,752,533	23,767,869

(B) Executive Board
Fixed annual compensation	33,043,981	29,135,564	33,362,336	39,941,252
Salary or pro labore	24,913,436	22,404,890	26,723,539	32,078,723
Benefits	8,130,546	6,730,674	6,638,797	7,862,528
Variable compensation - short-term bonus	2,758,621	36,760,599	48,036,701	68,879,517
Bonus	-	36,629,008	35,350,518	54,227,404
Others	2,758,621	131,591	12,686,182	14,652,113
Variable compensation - share-based	25,676,497	45,992,204	85,051,106	60,063,022
Termination of position	17,899,948	39,473,869	7,759,883	8,885,187
Total (B)	79,379,048	151,362,236	184,210,026	177,768,978

TOTAL COMPENSATION (A) + (B)	102,948,793	176,214,856	206,962,559	201,536,847
(1)	Includes compensation due to members of the Board of Directors for participating in committees.

(2)    Includes the compensation of external members and alternate members of the Board of Directors participating in committees.

(3)    Includes the compensation due to members of the Independent Advisory Committees.

(4)    The amount estimated for 2022 on a cash basis is presented for comparability purposes only and will not be subject to approval at the Annual General Meeting to be held on April 29, 2022.

14. Human Resources

14.1 - Description of the human resources

a.           number of employees (total, by groups based on the performed activity and by geographic location)

The table below presents the number of employees of the Company and its subsidiaries on December 31, 2019, 2020 and 2021:

	2019	2020	2021
Total number of own employees	71,149	74,316	72,266
By business area
Ferrous Minerals	42,077	44,342	44,235
Non-Ferrous	13,738	13,762	12,903
Coal[(	2,927	3,320	5,492

Others (1)	12,407	12,892	9,636
By geographic location
Brazil	55,439	58,249	55,067
Canada	6,078	6,166	6,443
Indonesia	3,095	3,082	3,040
New Caledonia (2)	1,373	1,255	0
Australia	11	8	10
United States	4	3	5
China	179	164	153
Mozambique	3,279	3,698	5,399
Peru	33	31	31
Chile	12	12	12
Others (3)	1,646	1,648	2,106
(1)	It comprehends the following: Corporate Service and Biopalma.
(2)	In 2021, Vale completed the sale of Vale New Caledonia to Prony Resources.
(3)	It comprehends the following: Argentina, United Arab Emirates, Netherlands, India, Japan, Malawi, Malaysia, Oman, Paraguay, United Kingdom, Singapore, Switzerland and Uruguay.

b.	number outsourced (total, by groups based on the performed activity and by geographic location)

The table below presents the number of outsourced employees of the Company and its subsidiaries in the fiscal years ended on December 31, 2019, 2020 and 2021 by performed activity and by geographic location:

	2019	2020	2021
Number of outsourced	78,143	111,921	141,147
By business area
Ferrous	27,749	34,042	46,327
Non-Ferrous	10,828	10,395	15,207

Coal	5,900	6,076	7,416
Others (1)	33,666	61,408	72,197
By geographic location
Brazil	57,388	90,877	114,757
Canada	3,892	4,617	4,311
Indonesia	5,657	6,499	7,515
New Caledonia (2)	1,081	192	0
Australia	1	6	6
China	18	20	18
Mozambique	8,731	8,016	11,085
Peru	2	2	3
Chile	28	89	110
Others (3)	1,345	1,603	3,342
(1)	It comprehends the following: Corporate Service and Biopalma.
(2)	In 2021, Vale completed the sale of Vale New Caledonia to Prony Resources.
(3)	It comprehends the following: Japan, Malawi, Malaysia, Oman, UK, Singapore, Switzerland and Taiwan.

c.       turnover rate

The employee turnover rate of the Company and its subsidiaries in the fiscal years ended in 2019, 2020 and 2021 was 6.44%, 7.48% and 8.06%, respectively. The turnover rate is calculated based on the data from Vale S.A. and its subsidiaries in the following countries: Brazil, Canada, Indonesia, Australia, United States of America, China, Mozambique, Peru, Chile, Argentina, United Arab Emirates, Netherlands, India, Japan, Malaysia, Malawi, Oman, Paraguay, United Kingdom, Singapore, Switzerland and Uruguay, and considers the dismissals in the period. The turnover rate is equal to the dismissal rate for the year, i.e., 8.06% rate means that for 100 active employees in 2021, 8 employees were dismissed.

14.2 - Relevant changes - Human Resources

In 2019, there was 43% growth in the total number of outsourced, where 31% refer to Project/Provisional Third Parties and 12% to Permanent Third Parties. This growth was due to the increase in the number of third parties in the project area, from 2018 to 2019, due to: (a) performance of the dam containment projects; (b) increase in the current portfolio; (c) increase in the works of big projects approved in the second half of 2018 (Salobo III, Program 240 and Gelado Program); (d) increase in the volume of works of the two big projects in Canada (VBME and CCM Phase 1).

In 2020, there was 43% growth in the total number of outsourced, due to the works carried out by the Repair Board, increase in the portfolio of current projects, resumption of works in 2020 after the stop given the pandemic scenario and inclusion of third parties associated with service level contracts. Furthermore, the outsourcing data was not reported in the previous years, only the data for permanent and project third parties were considered.

In 2021, there was 26% growth in the total number of outsourced, as a result of: the reconstruction repair works in the region of the Brumadinho dam break, as well as other impacted territories, aiming at improvements for the community; [ increase in the current project portfolio and resumption of works in 2021 after the stop motivated by the Covid-19 pandemic.

14.3 - Description of the employee remuneration policy

Vale's Remuneration is designed to be competitive in the markets where it works and enable it to attract and retain talent compatible with its needs.

a.       salary and variable remuneration policy

Fixed Remuneration

Base salary: fixed monthly part, defined based on the Company's job structure, which is in line with the market practices and the purpose of which is to remunerate the services provided within the scope of responsibility assigned to each employee in the different activities of the Company.

Vale negotiates salaries and benefits with several unions in different countries. Vale enters into collective bargaining agreements with employees affiliated in unions in its operations in Brazil, Canada, Indonesia, Malawi, Mozambique and Oman.

In Brazil, Vale enters into collective agreements with nationwide clauses and specific local agreements with unions that represent 100% of the Company's employees in the country. In the Collective Bargaining Agreement 2021/2022, salary adjustment of 8.8% was granted as of November 2021 to all employees who do not hold management positions at the Company.

Vale Canada also sets salaries and benefits for its employees affiliated in unions by means of collective agreements. In 2021, collective agreements were negotiated for the operations in the province of Ontario. For employees not affiliated in unions, Vale Canada performs annual review of salaries and benefits. The Company offers these employees and their dependents other benefits, including flexible supplementary medical assistance.

Variable Remuneration

Profit Share (PLR): annual variable part based on the Company's results and defined by means of objective indicators and targets, derived from the strategic planning. In addition to assuring competitiveness with the market, alignment with the shareholders´ interests and focus on the social-environmental issues, the main purpose of PLR is to recognize the participation of the employees in the Company's performance.

Given employees who are part of Vale's management staff may, according to the eligibility of each plan, participate in long-term incentives as well, such as:

(i)	Matching: For information about Matching, see item 13.4 of this Reference Form;

(ii)	Vale Share Program (“PAV”): For information about PAV, see item 13.4 of this Reference Form.

The salary and variable remuneration policy attributed to the non-statutory Directors is described in item 13 of this Reference Form.

b. benefit policy

The salaries and the benefits practiced by Vale and its subsidiaries are generally set individually for each company. Our benefits policy is in line with our attraction and retention strategy, in accordance with the applicable laws and market practices in the countries where we operate. We offer an attractive and competitive benefit package, guaranteeing health, well-being, protection and quality of life. Among the main benefits offered are medical and dental assistance, life insurance, private pension and short-term and long-term disability benefits.

Regarding the pension plans, Vale recommends a definite contribution model to be offered in the locations where the financial market allows sustainable management of long-term resources.

The Brazilian employees of Vale and most of its Brazilian subsidiaries may participate in retirement plans administered by Valia. Most participants in Valia's plans are participants in a plan called “Vale Mais”, which Valia implemented in 2000. Above all, this plan is a definite contribution plan with definite benefit in relation to the service before 2000 and other definite benefits to cover temporary or permanent disability, retirement and financial protection for the dependents in case of death. Valia also operates a definite benefit plan, closed to new participants since May 2000, with benefits based on years of service, salary and social security benefits.

This plan covers the retired participants and their beneficiaries, as well as a relatively small number of employees who did not want to switch from the old plan to the “Vale Mais” plan when it was established in May 2000.

The employees of our base metals operations participate in definite benefit pension plans and definite contribution pension plans. The definite benefit plans have been closed to new participants since 2009, and all new employees in our Base Metals operations are eligible to participate in definite contribution pension plans.

c.       characteristics of the share-based remuneration plans for non-management employees, identifying (i) group of beneficiaries; (ii) conditions for exercise; (iii) exercise prices; (iv) exercise deadlines; and (v) number of shares committed by the plan.

The share-based remuneration plans described in item 13.4 of this Reference Form are extended to the Company's non-statutory Directors, as well as other levels of leadership, in accordance with the eligibility rules of each plan.

The characteristics of the referred plans are described in item 13.4 of this Reference Form.

14.4 - Description of the relationship between the issuer and unions, indicating whether there have been stops or strikes in the last three fiscal years

Vale keeps harmonious relationship with the unions worldwide and seeks to resolve any conflicts directly with the unions by means of permanent meetings. Until the date of this Reference Form, there are approximately 20 unions in Brazil and 12 unions in the rest of the world.

In Brazil, in the last three fiscal years, there were no strikes or stops in the activities of the Company or its subsidiaries, in accordance with the criteria of the Global Reporting Initiative - GRI, which defines movements of more than 7 days as strikes or stops.

In Canada, in 2021, there was one strike in the municipality of Sudbury, which lasted 2 months. A five-year collective bargaining agreement with the United Steelworkers (USW) Local 6500 was ratified in voting, ending the stop of the work.

Since 2005, the employees have elected an effective member of the Administration Board and their respective deputy through a direct voting process. The elections are conducted by the Company and the unions jointly.

14.5 - Other relevant information - Human Resources

There is no other relevant information which has not been disclosed in the items above.

15. Control and economic group

15.1/ 15.2 Equity position

Shareholder	Nationality	State	Legal Representative / Attorney in fact	Attorney in fact´s CPF/ CNPJ	CPF/ CNPJ	Common Shares		Special Class Preferred Shares		Total Preferred Shares		Total		Participates in shareholders´ agreement	Controlling shareholder	Date of last amendment
						Quantity	%	Quantity	%	Quantity	%	Quantity	%
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil	Brazilian	RJ	N/A	N/A	33754482/0001-24	413,493,256	8.271	0	0	0	0	413,493,256	8.271	No	No	4/30/2022
Mitsui & Co., Ltd	Japanese		Mitsui & Co. (Brasil) S.A.	61.139.697/0001-70	05.466.338/0001-57	286,347,055	5.728	0	0	0	0	286,347,055	5.728	No	No	4/30/2022
BlackRock, Inc.	North American	-	Banco BNP Paribas Brasil S.A.	01.522.368/0001-82	N/A	302,602,159	6.053	0	0	0	0	302,602,159	6.053	No	No	4/30/2022
Capital World Investors	North American	-	J.P. Morgan S.A. Bonds and Securities Distributor	33.851.205/0001-30	N/A	319,508,101	6.391	0	0	0	0	319,508,101	6.391	No	No	5/24/2022
Federal Government	Brazilian	-	-	-	-	0	0.000	12	100.000	12	100.000	12	0.001	No	No	4/30/2022
Treasury	-	-	N/A	N/A	-	347,460,588	6.951	0	0	0	0	347,460,588	6.951	N/A	N/A	5/30/2022
Others	-	-	N/A	N/A	-	3,329,628,892	66.606	0	0	0	0	3,329,628,892	66.606	N/A	N/A	N/A
Total	-	-	-	-	-	4,999,040,051	100.000	12	100.000	12	100.000	4,999,040,063	100.000	-	-	-

15.3 - Capital distribution

Date of last amendment	4/29/2022
Number of individual shareholders (Units)	510,874
Number of legal entity shareholders (Units)	13,871
Number of institutional investors (Units)	2,342

Outstanding Shares

Outstanding shares corresponding to all shares of the issuer, except those held by the controller, people related thereto, the issuer's administrators and shares held in treasury.

	Units	Percentage
Number of common shares	4,649,426,984	93.01%
Number of preferred shares class E	0	0.00%
Number of preferred shares	0	0.00%
Total	4,649,426,984	93.01%

15.4       Organizational chart of the issuer's shareholders and the economic group it belongs to, indicating:

a.	all direct and indirect controllers, and if the issuer so desires, shareholders with interest equal to or greater than 5% of a class or type of shares

Vale does not have any controllers since the closing, on November 9, 2020, of the Shareholders' Agreement signed on August 14, 2017.

b. the main subsidiaries and affiliates of the Company:

The Company's main subsidiaries and affiliates on December 31, 2021 are presented below (for additional information about these interests, see item 9.1 (c) of this Reference Form):

Subsidiaries
Companhia Portuária da Baía de Sepetiba
Mineração Corumbaense Reunida S.A.
Minerações Brasileiras Reunidas S.A.
New Steel Global(1)
Salobo Metais S.A.
Tecnored Desenvolvimento Tecnológico S.A.
Vale Holdings B.V.
Vale Canada Limited
Vale International S.A.
Vale Manganês S.A.
Vale Malaysia Minerals Sdn. Bhd.

(1) At the Company's Ordinary and Extraordinary General Meeting held on April 29, 2022, the merger of New Steel Global by Vale was approved. See item 15.7 of this Reference Form.

Affiliates and subsidiaries jointly
Aliança Geração de Energia
Aliança Norte Energia Participações S.A.
Baovale Mineração S.A.
Companhia Siderúrgica do Pecém
Companhia Coreano-Brasileira de Pelotização
Companhia Hispano-Brasileira de Pelotização
Companhia Ítalo-Brasileira de Pelotização
Companhia Nipo-Brasileira de Pelotização
Korea Nickel Corp.
Mineração Rio do Norte S.A.
MRS Logística S.A.
VLI S.A.

c. Company's interests in companies from the group

For information about the Company's interests, see items 9.1 (c) and 15.4 (b) of this Reference Form. On December 31, 2021, Vale did not have any interest in companies from group other than its subsidiaries and affiliates.

d. interest of companies from the group in the Company

On December 31, 2021, none of the companies from group held direct or indirect interests in the Company.

e. companies under joint control

On December 31, 2021, there were no companies under joint control other than Vale and its subsidiaries.

15.5       Shareholders' agreement filed at the issuer's headquarters or which the controller is a party to

Not applicable. Since the closing of the Shareholders' Agreement signed on August 14, 2017 on November 9, 2020, Vale does not have a controlling shareholder or group of shareholders or controlling block, nor are there any shareholders' agreements filed at the Company's headquarters.

15.6 - Relevant changes in the interests of the members of the control group and the issuer's administrators

There were no relevant changes in the interests of the members of the Company's controlling group and administrators in the last 3 fiscal years.

However, it shall be pointed out that since the closing of the Shareholders' Agreement signed on August 14, 2017 on November 9, 2020, Vale does not have a controlling shareholder or group of shareholders or controlling block, nor are there any shareholders' agreements filed at the Company's headquarters.

15.7 - Main corporate events occurred in the issuer, subsidiaries or affiliates

The transactions below did not have any effect on Vale's shareholding structure. Considering the nature of these transactions, and as they do not involve a company, which is Vale´s controller directly or indirectly, it is not necessary/applicable to adopt mechanisms to assure equitable treatment among the Company's shareholders.

2019

Mergers Vale Holdings & Services AG and Vale International Holdings GmbH

On November 1, 2019, Vale completed the reorganization of its international structure, with: (i) the merger of Vale Holdings & Services AG into Vale International Holdings GmbH; and (ii) the merger of Vale International Holdings GmbH into Vale Holdings B.V., the new corporate name of Cubatão Fertilizer B.V., a company situated in the Netherlands which is now directly owned by Vale S.A.

Redemption of Preferred Shares of Minerações Brasileiras Reunidas S.A. – MBR

On December 20, 2019, at the Extraordinary General Meeting of the subsidiary Minerações Brasileira Reunidas S.A. – MBR (“MBR”), remuneration and redemption with the consequent cancellation of all class A preferred shares issued by MBR, fully held by Banco Bradesco BBI S.A. (“Bradesco”), for the total amount of R$3,309 million, was approved. As a result of this transaction, Bradesco ceased to be a shareholder of MBR, thus, closing the sale of minority interest.

2020

Corporate Restructuring of the Ferrous Resources System

On January 31, 2020, following the completion of the acquisition of Ferrous Resources Limited by the Company, which took place on August 1, 2019, the Company implemented a corporate reorganization of the companies indirectly controlled by Ferrous Resources Limited in Brazil, and by means of (a) transfers of shares issued by: (i) Ferrous Resources do Brasil S.A., (ii) Empresa de Mineração Esperança S.A. and (iii) Mineração Jacuípe S.A. and (b) reduction in the capital stock of Ferrous Resources Limited, the Company became the sole shareholder of Ferrous Resources do Brasil S.A., Empresa de Mineração Esperança S.A. and Mineração Jacuípe S.A., therefore, directly holding 100% (one hundred percent) of the shares issued by them.

Merger of Ferrous Resources do Brasil S.A.

On April 30, 2020, the Company's Extraordinary General Meeting approved the incorporation of Ferrous Resources do Brasil S.A. by the Company, which already held 100% (one hundred percent) of the shares issued by the referred absorbed company.

Merger of Mineração Jacuípe S.A.

On April 30, 2020, the Company's Extraordinary General Meeting approved the merger of Mineração Jacuípe S.A. by the Company, which already held 100% (one hundred percent) of the shares issued by the referred absorbed company.

Merger of Minas da Serra Geral S.A., Retiro Novo Reflorestamento Ltda., MSE – Serviços de Operação, Manutenção e Montagens Ltda. and Mineração Guariba Ltda.

On April 30, 2020, the Extraordinary General Meeting of the Company approved the merger of the companies Minas da Serra Geral S.A., Retiro Novo Reflorestamento Ltda., MSE – Serviços de Operação, Manutenção e Montagens Ltda. and Mineração Guariba Ltda. by the Company, which already held 100% (one hundred percent) of the shares/stocks issued by the the referred absorbed companies.

Acquisition of shares of Empreendimentos Brasileiros de Mineração S.A. – EBM

On November 3, 2020, Vale acquired from JFE Steel Corporation common shares representing 99.999998% of the capital stock of Empreendimentos Brasileiros de Mineração S.A. – EBM (“EBM”). As a result, Vale became the direct owner of 100% of the shares of EBM, and directly and indirectly, the owner of 100% of the shares issued by Minerações Brasileiras Reunidas S.A. – MBR (“MBR”).

Total divestment of the palm oil production and marketing business in Brazil

On November 19, 2020, Vale and its subsidiary Docepar S.A. completed the transaction for the sale of shares issued by Brasil Bio Fuels Reflorestamento, Indústria e Comércio S.A. (formerly called Biopalma da Amazônia S.A. Reflorestamento, Indústria e Comércio) to Brasil Bio Fuels Pará Ltda., a company belonging to the economic group of Brasil Bio Fuels S.A., resulting in total divestment of the palm oil production and marketing business in Brazil. The referred transaction was preceded by approval by the antitrust authority in Brazil.

Liquidation of Minerações BR Holdings GmbH

In December 2020, the liquidation process of Minerações BR Holdings GmbH in Austria (“MBR Austria”), a subsidiary of MBR, was completed. During the liquidation process, MBR Austria disposed of 100% of its interest in Zhuhai YPM Pellet Co. Ltd.

Practice of the Option to Purchase Shares issued by VLI S.A. (“VLI”) by BNDES Participações S.A. – BNDESPAR (“BNDESPAR”)

In December 2020, BNDESPAR practiced the option to purchase 711,263,233 (common, nominative shares with no par value issued by VLI, representing approximately 8% of the total shares issued by VLI), which it held against the Company, pursuant to a VLI Stock Option Agreement entered into between BNDESPAR and the Company on June 23, 2015. Pursuant to this transaction, the Company now holds 2,631,089,569 common shares issued by VLI, representing approximately 29.6% of the total shares issued by VLI.

2021

Acquisition of interest in Boston Metal

On January 29, 2021, Vale completed US$ 6 million investment in Boston Electrometallurgical Company to acquire a minority interest in the company, focused on the development of steel decarbonization technology.

Sale of Potasio Rio Colorado

On February 19, 2021, Vale and its indirect subsidiary Vale Fertilizer Netherlands B.V completed the transaction for the sale of 100% of shares issued by Potasio Rio Colorado to the Province of Mendoza, resulting in the total divestment of the project with the same name, acquired by Vale in 2009.

Sale of Vale New Caledonia

On March 31, 2021, the sale of Vale Nouvelle-Calédonie S.A.S ("VNC") to the Prony Resources New Caledonia consortium by the subsidiary Vale Canada Limited ("VCL") was completed. The transaction provides US$1.1 billion financial package to VNC operations, in which Vale Canada Limited will contribute US$555 million to support the continuity of the operations and the financing of the Pact for the Sustainable Development of the Far South which will also be insured by Vale. Furthermore, Vale will continue to be entitled to a long-term supply contract for part of the production, enabling it to continue meeting the growing demand for nickel by the electric vehicle industry.

Merger of Companhia Paulista de Ferroligas (“CPFL”) and Valesul Alumínio S.A. (“Valesul”)

On April 30, 2021, the Company's Ordinary and Extraordinary General Meetings approved the merger of CPFL and Valesul by the Company, which already held 100% (one hundred percent) of the shares issued by the referred absorbed companies, without issuance of new shares and without change in Vale's capital stock, with consequent transfer of all of their respective assets to Vale. As a result of the referred merger, CPFL and Valesul were extinguished and Vale succeeded them universally in all their assets, rights and obligations of legal or conventional nature, under the terms of the legislation in force.

Merger of the Spun-off Assets of Minerações Brasileiras Reunidas S.A. (“MBR”) by Vale

On April 30, 2021, the Ordinary and Extraordinary General Meetings of the Company approved the merger of the spun-off net assets formed by certain assets and liabilities of MBR ("Spun-off Assets MBR") into the Company, which succeeded MBR, universally and without continuity solution in all rights and obligations in relation to the absorbed Spin-Off Assets MBR.

Sale of minority interest in Mosaic

On November 5, 2021, Vale announced the sale of all 34,176,574 common shares issued by The Mosaic Company (“Mosaic”) it held, for approximately US$ 1.26 billion. The Company has held these shares since 2016, when it received them as part of the compensation for the sale of the fertilizer business to Mosaic.

Merger of Vale Metais Básicos S.A. (“VMB”) by Salobo Metais S.A. (“Salobo”)

On November 8, 2021, the Extraordinary General Meeting of Salobo, controlled by the Company, approved the incorporation of VMB into Salobo, with consequent transfer of all of its equity to Salobo. As a result of the referred incorporation, VMB was extinguished and Salobo succeeded VMB, universally in all its assets, rights and obligations of legal or conventional nature, under the terms of the legislation in force.

Sale of the coal assets

On December 21, 2021, Vale signed a binding agreement with Vulcan Minerals ("Vulcan") to sell the Moatize coal mine and the Nacala Logistics Corridor for a total of US$270 million. The transaction was completed on April 25, 2022, after all preceding conditions were fulfilled.

Sale of the interest in YVY

In 2021, the sale of 25% interest in Anyang Iu Vale Yongtong Pellet Co., Ltd (YVY) to Anyang Iron & Steel Co., Ltd. was completed for $14 million.

2022

Sale of the manganese and ferroalloys operations and assets of Simões Filho

In January 2022, Vale completed the sale of the ferroalloy operations in Barbacena and Ouro Preto to the VDL Group, as well as the manganese operation in the Morro da Mina mine, both located in the state of Minas Gerais, for US$ 40 million.

In May 2022, Vale entered into agreement for the sale of the ferroalloys industrial plant and certain assets located in Simões Filho, in the State of Bahia, at the amount of R$40,000,000.00, whose activities were terminated in September 2020 The agreement also provides for option to purchase the remaining assets of the unit for additional R$20 million, an option to be used within 3 years after the completion of the aforementioned sale, subject to compliance with certain preceding conditions.

Sale of the interest in CSI

On February 1, 2022, Vale Canada Limited ("VCL"), a subsidiary of Vale, completed the sale and transfer of its 50% interest in California Steel Industries, Inc. ("CSI") to Nucor Corporation. Pursuant to the terms disclosed on December 13, 2021, VCL received US$436.7 million in cash, US$400 million of which related to 50% of the amount of the deal and the remainder related to the adjusted net debt and the working capital on the completion of the transaction. In January, according to the financial performance of 2S21, VCL also received US$ 65 million in dividends from CSI, associated with its 50% interest in the asset.

Sale of the assets in the Center-West System

On April 6, 2022, Vale signed a binding sale agreement for J&F Mineração Ltda. (“J&F”), controlled by J&F Investimentos S.A., of all shares issued by Mineração Corumbaense Reunida S.A., Mineração Mato Grosso S.A., International Iron Company, Inc. and Transbarge Navegación Sociedad Anónima, which hold iron ore, manganese ore and logistics assets in the Center-West System, including the full assumption by J&F of take-or-pay logistics contracts, subject to the consent of the applicable counterparties. Under the agreed terms the enterprise value of the transaction is approximately US$1.2 billion for a set of assets that contributed US$110 million of adjusted EBITDA to Vale in 2021. Upon the closure of the transaction, Vale will receive approximately US$150 million, in addition to transferring the obligations related to the take-or-pay logistics contracts to the buyer, subject to the consent of the applicable counterparties, and other liabilities existing in the set of assets of the referred companies. The Buyer will also assume the operations with all employees of the set of asset. The completion of the transaction is subject to compliance with the usual preceding conditions, including the approval of the Administrative Council for Economic Defense (CADE), the National Water Transport Agency (ANTAQ), the National Defense Council (CDN) and other competent regulatory authorities.

Merger New Steel

At the Company's Ordinary and Extraordinary General Meetings held, cumulatively, on April 29, 2022, the subsequent mergers of New Steel Global S.À.R.L. (“NSG”), a wholly-owned subsidiary of Vale, of New Steel S.A. (“New Steel”), a wholly-owned subsidiary of NSG and Centro Tecnológico de Soluções Sustentáveis S.A. (“CTSS”), a wholly-owned subsidiary of New Steel, by Vale, without issuance of new shares and without change in Vale’s capital stock, with consequent transfer of all assets of NSG, New Steel and CTSS to Vale. The mergers were done with the purposes to simplify the corporate structure and in line with the strategy for development of dry ore processing technology. As a result of the referred mergers, NSG, New Steel and CTSS were extinguished and Vale succeeded them universally in all their assets, rights and obligations of legal or conventional nature, under the terms of the legislation in force.

15.8 - Other relevant information

Additional clarifications to Item 15.1/2

Additional clarifications to Item 15.2

Additional clarifications to item 15.2, regarding shareholders who hold relevant interest in the Company, are provided below:

Capital Research and Management Company

Capital World Investors (“CWI”) holds relevant share interest in the Company, as informed in item 15.1/2 of this Reference Form. CWI is an independent investment division of Capital Research and Management Company (“CRMC”).

Moreover, Capital Research Global Investors (“CRGI”) and Capital International Investors (“CII”), also on the quality of independent investment division of CRMC, hold stocks of the Company, but in individually share interest bellow 5%.

CRMC is a company incorporated and existing under the laws of the United States of America, with registered office at 333, South Hope Street, Los Angeles, California 90071, United States of America, as holding of foreign investment administration companies, with legal representative in Brazil J.P. Morgan Distribuidora de Títulos e Valores Mobiliários, registered at CNPJ/ME under nº 33.851.205/0001-30, and Citibank DTVM S.A., registered at CNPJ/ME under nº 33.868.597/0001-40.

The current position of CWI is described in item 15.1/2, while the current position of CRGI and CII is in “Others” in the same item of this Reference Form.

Additional clarifications to Item 15.3

Regarding the information required in item 15.3.c of Annex C to CVM Resolution No. 80/22, the Company clarifies that, although efforts have been made for that, it was not possible to obtain segregation of institutional investors for all securities part of the distribution of its capital from the institutions responsible for this control, especially in relation to the holders of ADRs, due to the current lack of systems that provide reports comprehending such information.

Thus, in item 15.3.c, for the purposes of the information “number of institutional investors”, in relation to holders of ADRs, the depositary of such ADRs, Citibank N.A. was considered.

The Company also hereby clarifies that it was not possible to identify 3.79% of the total shareholders, and therefore, it was not possible to separate them into “individuals”, “legal entities” or “institutional investors” in item 15.3.

16. Transactions with related parties

16.1 - Description of the issuer's rules, policies and practices regarding transactions with related parties, as defined by the accounting rules on this matter, indicating, when there is a formal policy adopted by the issuer, the body responsible for its approval, date of approval, and if the issuer discloses the policy, locations on the internet where the document can be checked

On January 28, 2021, Vale’s Board of Directors approved the Related Party Transactions Policy (the “Policy”), which sets the principles and the guidelines for Transactions with Related Parties and other situations of potential conflict of interest involving Vale or its subsidiaries to be conducted under commutative and market conditions, establishing the exclusion of anyone with potentially conflicting interests from participating in the decision-making process.

Prohibited Transactions, Exempt Transactions, Unqualified Transactions and Qualified Transactions. Exempt and unqualified transactions are approved in accordance with Vale's internal policy of delegation of authority. Qualified transactions are the exclusive responsibility of the Board of Directors.

To identify Vale's Reference Shareholder, the Policy sets the following procedure:

a.	The classification of a shareholder as a reference will be decided by the Executive Finance and IR Board at least once a year, according to the shareholder's performance before the Company, considering (i) its effective influence on the Company, which may be due to direct ties or notorious relationship, (ii) the existence of common administrators with the shareholder or the company part of its group, (iii) the existence of administrators who are employees or occupy positions in the shareholder or its group. This classification will be evaluated annually by the Audit Committee for consent.

b.	Within the first 60 days following the end of each fiscal year, Vale's Reference Shareholders must send the list of entities and people that constitute Related Parties under the terms of the Policy ("List"), notwithstanding the discretion that Reference Shareholders bring to the attention of the competent Audit Committee any cases when they consider that there is a conflict of interest.

c.	Any updates to the List must also be informed to Vale within 60 days from the date on which the Related Party becomes aware of the occurrence.

d.	In order to validate or complement the received information, the Compliance Department will perform checks of the data provided by the Reference Shareholders, as well as the people identified by them in the Reference Shareholders' questionnaire and any updates thereto.

During any sales, quotation, purchase or contracting process, regardless of the nature or value, involving Vale or its subsidiaries, a list of Related Parties must be checked, which consolidates all received information as above, in order to verify whether it is of potential Transaction with Related Party. If positive, such transaction must follow the classification mentioned above to determine the governance procedure of approval. Furthermore, the qualified transactions or unqualified transactions must observe the formal procedures and evaluation criterions of the proposals as set forth in the Policy.

The monitoring of transactions classified as exempt and unqualified, which are approved in accordance with Vale's internal policy of delegation of authority, will be carried out by the Compliance Office, which must prepare a report to be submitted: (i) quarterly to the Audit Committee; and (ii) annually to the Financial Committee, for subsequent submission to the Board of Directors.

If Vale's administrators and employees become aware of any Transaction with a Related Party which has not been submitted to the governance of classification and deliberation provided in the Policy, before its consummation, the Transaction must be reported to the Compliance Office, which will notify the requesting responsible area for the non-fulfillment to start the procedures established in the Policy.

Additionally, to assure transparency about these transactions for the investors and the market, Vale discloses information on Transactions with Related Parties through its financial statements, annual reports or specific communication.

Vale's Policy and practices in relation to Transactions with Related Parties comply with the guidelines of the Brazilian Code of Corporate Governance.

The Related Party Transactions and Conflicts of Interest Policy can be checked on the Company's website (www.vale.com), in the Investor Relations section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx) and the website of CVM (www.gov.br/cvm).

16.2 - Except for transactions carried out between the issuer and companies in which the issuer holds the entire share capital directly or indirectly, disclose information on transactions with related parties which, according to the accounting standards, must be disclosed in the individual or consolidated financial statements of the issuer and which have been entered into in the last fiscal year or are in force in the current fiscal year:

Related Party´s Name	Banco Bradesco S.A.
Date of transaction	2/14/2020
Involved amount (R$)	15,666,785,623.85
Existing balance (R$)	860,844,556.60
Related Party´s amount	Not applicable
Duration	11/23/2023
Loan or another kind of debt	No
Interest Rate	102.748236
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder, and Banco Bradesco S.A. are under common control.
Contract Object

357 investments contracted by Vale and its subsidiaries were transactions in bank deposit certificates (CDB) and conditional transactions.

The “involved amount” above considers the cumulative amount of the transactions in effect on December 31, 2021 and of the operations started in previous years with existing balance in 12/31/2021. In “transaction date”, the date of the oldest open transaction on the base date of 12/31/2021 is shown. The “duration” field considers the last maturity date of the 357 financial investments which the object of the contract refers to.

The “interest rate” field presents the annual return of the income from financial investments contracted in the year and is 102.748236% CDI (y.o.y.).

The investments are readily convertible into cash and are considered of daily liquidity.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco Bradesco S.A., Cayman Branch
Date of transaction	10/06/2021
Involved amount (R$)	11,262,077,874.47
Existing balance (R$)	757,809,421.97
Related Party´s amount	Not applicable
Duration	3/24/2022
Loan or another kind of debt	No
Interest Rate	0.617469
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder, and Banco Bradesco S.A. are under common control.

Contract Object

39 Time Deposit investments contracted by Vale and its subsidiaries.

The “involved amount” field considers the cumulative amount of the time deposit investments contracted in 2021 and the gross balance amount of the transactions in effect on December 31, 2021. The operations were contracted in USD and converted to reais for this document by PTAX (R$ 5,5805). In “transaction date”, the date of the oldest open transaction on the base date of 12/31/2021 is shown. The “duration” field considers the last maturity date of the 39 financial investments which the object of the contract refers to.

The “interest rate” field presents the annual return of the income from financial investments contracted in the year.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Banco do Brasil S.A.
Date of transaction	9/14/2020
Involved amount (R$)	2,620,479,485.35
Existing balance (R$)	101,439,696.17
Related Party´s amount	Not applicable
Duration	3/31/2026
Loan or another kind of debt	No
Interest Rate	97.249481
Relationship with the issuer	Banco do Brasil is the sponsoring company of the bank's employees' pension fund, Previ – Caixa de Previdência dos Empregos do Banco do Brasil, which, in turn, is Vale's Reference Shareholder.
Contract Object

248 investments contracted by Vale and its subsidiaries. These were operations in interbank deposit certificates (CDB) and conditional transactions.

The “involved amount” considers the cumulative amount of the 245 investments contracted in 2021 and the gross balance amount of the transactions in effect on December 31, 2021, resulting in a total of 248 investments. In “transaction date”, the date of the oldest open transaction on the base date of 12/31/2021 is shown. The “duration” field considers the last maturity date of the 248 financial investments which the object of the contract refers to.

The “interest rate” field presents the annual retunr of the income from financial investments contracted in the year and is 97.249481% CDI (yoy.).

The investments are readily convertible into cash and are considered of daily liquidity.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco do Brasil S.A., New York Branch
Date of transaction	12/23/2021
Involved amount (R$)	34,682,807,500.00
Existing balance (R$)	362,758,294.30
Related Party´s amount	Not applicable
Duration	Due dates until 2/18/2022
Loan or another kind of debt	No
Interest Rate	0.265287
Relationship with the issuer	Banco do Brasil is the sponsoring company of the bank's employees' pension fund, Previ – Caixa de Previdência dos Empregos do Banco do Brasil, which, in turn, is Vale's Reference Shareholder.

Contract Object

35 Time Deposit investments contracted by Vale and its subsidiaries.

The “involved amount” considers the cumulative amount of the time deposit investments contracted in USD and converted in reais for this document by PTAX (R$ 5.5805). In “transaction date”, the date of the oldest open transaction on the base date of 12/31/2021 is shown.

The “duration” field considers the last maturity date of the 35 financial investments which the object of the contract refers to.

The “interest rate” field presents the annual return of the income from financial investments contracted.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Banco Bradesco S.A.
Date of transaction	1/4/2021
Involved amount (R$)	924,585,964.32
Existing balance (R$)	Not applicable
Related Party´s amount	Not applicable
Duration	12/31/2021
Loan or another kind of debt	No
Interest Rate	0.00000
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder, and Banco Bradesco S.A. are under common control.
Contract Object

During 2021, 72 foreign exchange transactions were settled by Vale and its subsidiaries in 7 different foreign currencies.

The “involved amount” specified above considers the amount provided for in the 72 contracts carried out which this field “object of the contract” refers to. The “transaction date” is the oldest existing date on 12/31/2021. The "duration" specified above considers the date of the last maturity of open transactions on 12/31/2021.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco BV
Date of transaction	4/26/2021
Involved amount (R$)	4,200,303,717.91
Existing balance (R$)	850,347,996.13
Related Party´s amount	Not applicable
Duration	12/26/2022
Loan or another kind of debt	No
Interest Rate	110.232498
Relationship with the issuer	50% of the total share capital of Banco BV was acquired by Banco do Brasil. This, in turn, is the sponsoring company of the pension fund for BB employees, Previ (Caixa de Previdência dos Empregos do Banco do Brasil), which, in turn, is Vale's Reference Shareholder.
Contract Object

29 investments contracted by Vale and its subsidiaries. These were operations in bank deposit certificates (CDB).

The “involved amount” considers the cuulative amount of the investments contracted in 2021 and the gross balance amount of the transactions in effect on December 31, 2021, resulting in a total of 29 financial investments. In “transaction date”, the date of the oldest open transaction on the base date of 12/31/2021 is shown. The “duration” field considers the last maturity date of the 29 financial investments which the object of the contract refers to.

The “interest rate” field presents the annual return of the income from financial investments contracted in such year and09 is 110.232498% CDI (yoy).

The investments are readily convertible into cash and are considered of daily liquidity.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None

Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Banco do Brasil S.A.
Date of transaction	1/4/2021
Involved amount (R$)	34,487,697,530.02
Existing balance (R$)	Not applicable
Related Party´s amount	Not applicable
Duration	12/30/2021
Loan or another kind of debt	No
Interest Rate	0.00000
Relationship with the issuer	Banco do Brasil is the sponsoring company of the bank's employees' pension fund, Previ – Caixa de Previdência dos Empregos do Banco do Brasil, which, in turn, is Vale’s Reference Shareholder..
Contract Object

During 2021, 522 foreign exchange transactions were settled by Vale and its subsidiaries in 5 different foreign currencies.

The “involved amount” specified above considers the amount provided for in the 522 contracts carried out which this field “object of the contract” refers to. The “transaction date” is the oldest existing date on 12/31/2021. The "duration" specified above considers the date of the last maturity of open transactions on 12/31/2021.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco Bradesco Europa S.A.
Date of transaction	1/29/2021
Involved amount (R$)	7,632,876,638.16
Existing balance (R$)	0.00
Related Party´s amount	Not applicable
Duration	Due dates until 5/10/2022
Loan or another kind of debt	No
Interest Rate	0.52
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder Banco Bradesco S.A. are under common control.
Contract Object

16 receivables discount transactions contracted by Vale International in 2021.

The “involved amount” specified above considers the total discounted amount. The “transaction date” is the first discount date in the year. The "duration" specified above considers the date of the last maturity of the 16 transactions.

The interest rate is the weighting of the rates of the 16 Libor receivables discount transactions plus 0.52% p.a.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	None
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco Bradesco S.A.
Date of transaction	3/10/2006
Involved amount (R$)	1,150,128,220.50
Existing balance (R$)	2,919,003,914.40
Related Party´s amount	Not applicable
Duration	Undetermined

Loan or another kind of debt	No
Interest Rate	1.0200
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder, and Banco Bradesco S.A. are under common control.
Contract Object

18 bank bonds contracted by Grupo Vale with Banco Bradesco to guarantee legal proceedings.

Date of transaction: The date of the first contract was informed: 03/10/2006. The last two contracts were on 07/17/2019.

Interest Rate: Refers to the average annual cost of the commission charged on these 18 sureties.

Whether the issuer is a creditor or debtor: this classification is not applicable in this kind of transaction, once it is an ancillary operation, linked to a main obligation. Therefore, the Company is a guaranteed party of Banco Bradesco.

Base date of the informed position: 12/31/2021.

Whether the issuer is creditor or debtor	Others
Guarantees and insurance	Not Applicable
Termination or extinction conditions	Not applicable. Condition for closure of the surety: (i) return of the original copy of the surety letter and any amendments and, (ii) issuance of proof of termination of the surety duly signed by the beneficiary or delivery to the guarantor of a document that unequivocally proves the extinction of the guaranteed obligations.
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Banco Bradesco S.A.
Date of transaction	12/02/2013
Involved amount (R$)	8,563,122,500.00
Existing balance (R$)	6,526,105,134.08
Related Party´s amount	N/A
Duration	12/15/2028
Loan or another kind of debt	N/A
Interest Rate	N/A
Relationship with the issuer	Bradespar S.A., Vale Reference Shareholder, and Banco Bradesco S.A. are under common control.
Contract Object

52 hedge transactions with initial notion value of R$8.6 billion. There are several contract and due dates. The date the first contract and the due date of the longest contract were indicated above.

The hedges were contracted with the purpose to protect against exchange variation and financial indexes on the Company's debts and obligations in reais.

Base date of the informed position: 12/31/2021

Whether the issuer is creditor or debtor	N/A
Guarantees and insurance	N/A
Termination or extinction conditions	N/A
Nature and Reasons for the transaction / other relevant information	N/A

Related Party´s Name	Banco do Brasil
Date of transaction	9/23/2019
Involved amount (R$)	16,413,900,000.00
Existing balance (R$)	0.00
Related Party´s amount	279,025,000.00
Duration	12/23/2024
Loan or another kind of debt	Yes
Interest Rate	0.00000
Relationship with the issuer	Banco do Brasil is the sponsoring company of the bank's employees' pension fund, Previ – Caixa de Previdência dos Empregos do Banco do Brasil, which, in turn, is Vale's Reference Shareholder.

Contract Object

Syndicated revolving credit line contracted by Vale and two subsidiaries with a bank union led by Citigroup, Crédit Agricole, MUFG and Sumitomo Mitsui Banking Corporation.

Interest Rate: Libor + Margin that varies according to the Company's corporate rating. In case of a divergent rating, the highest rating between Moodys and S&P. For more information, go to item 16.4 of this document.

Use Fee: from 0 to 0.30% p.a., depending on the line use percentage, to be added to the margin.

Amortization: to be determined in the disbursement request on any date up to the contract expiry date

The line was fully disbursed in March 2020, and fully paid in September of the same year.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	Corporate guarantee of Vale S.A., when the line is taken by the entities Vale Canada and Vale International. When the Company is the borrower, without guarantees.
Termination or extinction conditions

Usual early maturity conditions for similar financings of this nature, subject to materiality, exceptions and cure periods, as applicable, including, but not limited to: (i) payment default, (ii) cross-acceleration with other creditors, (iii) false representations, (iv) acknowledging in writing its inability to pay its debts (v) breach of covenants, among others.

Nature and Reasons for the transaction / other relevant information	Revolving credit line with commercial banks. This instrument represents an additional source of liquidity and can be used by Vale and some of its subsidiaries at any time during the instrument service life. The line was fully disbursed in March 2020, and fully paid in September of the same year.

Related Party´s Name	Banco Bradesco S.A., succeeded by CIBRASEC – Companhia Brasileira de Securitização.
Date of transaction	3/24/2015
Involved amount (R$)	700,000,000.00
Existing balance (R$)	458,664,421.36
Related Party´s amount	Not applicable
Duration	4/20/2022
Loan or another kind of debt	Yes
Interest Rate	0.0000
Relationship with the issuer	Bradespar S.A., Vale’s Reference Shareholder Banco Bradesco S.A. are under common control.
Contract Object

CCB used as ballast for CRI, to finance projects within the scope of S11D Logística, in the Ponta Madeira Port Complex.

The applicable interest rate is TR + 8.8% p.a. in reais

Payment of principal in 5 installments on 04/20/2018, 04/20/2019, 04/20/2020, 04/20/2021 and 04/20/2022

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	Fiduciary Alienation of 0.0623% (94,319.31 m²) of the property subject to registration No. 13,521 of the Property Registry Office of the District of Itabira/MG. Guarantee of Docepar S.A.

Termination or extinction conditions

EARLY MATURITY

a) failure by the Issuer to pay the Principal Amount, the Remuneration or the Mandatory Early Settlement amount within 2 Business Days after the date on which such payment becomes due; b) failure to comply with any other pecuniary obligation not mentioned in item “a” above, within 15 calendar days after the date on which such payment becomes due; c) non-compliance, by the Issuer, with any non-pecuniary, principal or ancillary obligation, assumed in this Bank Certificate or in the Fiduciary Sale Agreement, not remedied within 60 days from the referred non-compliance (if no other period of cure has been indicated and specifically provided), provided that the non-compliance causes a Material Adverse Effect; d) if the validity or the effects of the Fiduciary Sale end or its materially becomes limited before the full payment of the obligations arising from this Bank Certificate, whether due to nullity, annulment, rescission, termination, denunciation, dissolution or for any other reason attributable exclusively to the Issuer, or if the Fiduciary Alienation becomes illegal and/or insufficient to assure the payment of the obligations in this Bank Certificate and provided that the Fiduciary Alienation is not replaced, reinforced or complemented in the way provided in the Fiduciary Alienation Agreement; e) if the Issuer or the Guarantor practices or interposes, any acts or measures, judicial or extrajudicial, which aim to annul, question, review, cancel, repudiate, suspend or invalidate the Guarantee and/or any of the Guarantor's obligations under this Bank Certificate, as applicable; f) statement of early maturity, in relation to the Issuer's obligations pursuant to any contracts or instruments it is subject to, evidencing outstanding financing in the local or international market, in individual or aggregate amount, equal to or greater than R$ 250,000,000.00, updated annually as of the Disbursement Date by the positive variation of the General Price Index - Market, published by Fundação Getúlio Vargas ("IGPM"), or its equivalent in other currencies, provided that it is judicially recognized or not contested/ defended by the Issuer; g) liquidation, dissolution or extinction of the Issuer; h) (h.1) bankruptcy of the Issuer; (h.2) request for self-bankruptcy made by the Issuer; (h.3) Issuer bankruptcy request, made by third parties, not made within the legal period; or (h.4) request for judicial or extrajudicial recovery of the Issuer; i) alteration of the Issuer's corporate object, as provided in its bylaws in force on the Disbursement Date, provided that, as a result, the Issuer ceases to engage in mining activities; and j) evidence that any of the statements made by the Issuer in this Note is false or incorrect in any material aspect.

OPTIONAL EARLY REDEMPTION

The Bill may be redeemed in advance after 3 years from the Date of Issue, subject to the terms and deadlines in said Bill.

Nature and Reasons for the transaction / other relevant information	Financing for civil works in logistics projects at the Ponta Madeira Port Complex. Contract assigned on the date of issue to CIBRASEC – Companhia Brasileira de Securitização.

Related Party´s Name	Banco Bradesco S.A.
Date of transaction	8/28/2018
Involved amount (R$)	725,286,391.03
Existing balance (R$)	27,145,232.92
Related Party´s amount	Not applicable
Duration	12/31/2023
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Bradespar S.A., Vale Reference Shareholder Banco Bradesco S.A. are under common control.
Contract Object

Provision of service for issuance and management of corporate credit cards for use in Brazil and abroad.

The payment for the contract is based on consumption (on demand), with no commitment/obligation to use by Vale. The monthly payments to the supplier are calculated from the amounts spent on the cards.

Additionally, it should be noted that the agreement was signed on 08/28/2018, effective as of 01/01/2019. The amount involved refers to Vale and companies from the Group. The balance on 12/31/2021 does not include Valia.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	Not Applicable

Termination or extinction conditions

The Agreement may be terminated at any time and by either Party upon written notice at least 180 days in advance, without any claim, indemnity or compensation for the benefit of the Party receiving the notice of termination.

Notwithstanding the satisfaction of its other rights, either Party may resolve the Agreement upon written communication to the other Party, with immediate effect, without any claim, indemnity or compensation for the benefit of the Party receiving the notice of termination, as a result of resolution in the following cases:

a) request or decree of bankruptcy or judicial or extrajudicial recovery of the other Party;

b) occurrence of acts of God or force majeure regularly proven, which may stop the execution of the object for more than 30 (ninety) days;

c) in case the fines applied to the other Party reach 10% of the average value of three billings;

d) material non-compliance with applicable legislation related to health and safety at work or the environment, Vale's internal rules, as well as applicable environmental licenses and their conditions; and/or

e) fraud or willful misconduct committed by a Party in connection with the performance of its contractual obligations.

The Contract may be terminated automatically and immediately, without any notice, if the contractor uses slave or child labor or any other working conditions that violate human dignity.

Notwithstanding the satisfaction of its other rights, Vale may terminate the Agreement, upon prior notice at least 60 days in advance, in the following cases:

a) non-compliance with any of the obligations of the agreement that is no longer remedied within 30 days after receipt of notification from Vale in this regard; and/or

b) granting and/or transfer of the undertaken obligations or the credits pursuant to the Agreement, in whole or in parts, to third parties without prior and expressed authorization by Vale.

Notwithstanding the satisfaction of its other rights, the contractor terminate the Agreement, upon prior notice at least 60 days in advance, in the following cases:

a) payment delays for a period exceeding 60 days;

b) delay in the provision of information that is proven to compromise the regular fulfillment of the obligations assumed in the Agreement, which fails to be remedied within 30 days after receipt of notification from the Contractor in this regard; and/or

c) non-fulfillment of any obligations of this agreement by Vale that directly results in impossibility of the contractor to continue the regular fulfillment of its contract obligations, which is not solved within 30 days after the receipt of notification from contractor in this regard.

Nature and Reasons for the transaction / other relevant information	The contracted commercial conditions follow the market conditions, as confirmed in the competitive process carried out when the contract was signed, with Bradesco having the most competitive proposal.

Related Party´s Name	VLI Multimodal S.A.
Date of transaction	08/09/2013
Involved amount (R$)	6,174,511,225.44
Existing balance (R$)	60,100,093.43
Related Party´s amount	Not applicable
Duration	6/30/2057
Loan or another kind of debt	No
Interest Rate	0.000000
Relationship with the issuer	Companies from Grupo VLI, in which Vale S.A. holds 29.6% of the shares
Contract Object

Provision of rail transport service.

Consumption of the Contract occurs through the useful ton transported and payment occurs weekly between the railroads. There is no fixed amount defined for the aforementioned service provision contract.

The value entered in the “involved amount” field corresponds to the historical value performed in the contract from 2014 until December 31, 2021.

Whether the issuer is creditor or debtor	Creditor

Guarantees and insurance	The agreement provides indemnities related to theft, loss or damage to the goods and will be dealt with in a specific process, and if due, will be settled within 60 (sixty) days after receipt of the indemnity request. The price to be considered will be that declared on the invoice at the time of transport.
Termination or extinction conditions

The buyback contract can be terminated by any of the parties upon notification to the other Party in writing, without any benefits to the party, which has caused the termination, to any right to any complaint, indemnity or compensation, because of the termination in the following cases:

(i) breach by the other party of any obligation provided in the contract, unless the breach is curable and the defaulting party corrects it within 90 (ninety) days after receipt of written notice to this effect sent by the party creditor of the obligation ;

(ii) request or decree of insolvency bankruptcy or judicial or extrajudicial recovery of the other Party;

(iii) proven occurrence of the main fact of the Administration, act of God or force majeure, which will stop the execution of the contract for more than 180 (one hundred and eighty) consecutive days; and

(iv) change of corporate control, direct or indirect, of one of the parties, subject to the provisions of item 16.2.1 of the agreement.

Nature and Reasons for the transaction / other relevant information	General cargo railway transport.

Related Party´s Name	Baovale Mineração S.A.
Date of transaction	10/10/2001
Involved amount (R$)	1,067,635,964.76
Existing balance (R$)	30,339,868.42
Related Party´s amount	Not applicable
Duration	8/20/2024
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Shared Control Subsidiary
Contract Object

Lease of mining rights in the Água Limpa Mining Complex, as well as equipment, vehicles and other movable assets necessary for the mining operation, and fixed installations (industrial buildings, warehouses and buildings in general).

The amount is paid annually, in two installments, the first in January, at the amount of 1% of the total amount, and the second in December, in the amount of 99% of the total amount.

The “involved amount” corresponds to the historical value performed in the contract from 2001 to December 31, 2021 and the fixed installments until the end of the contract.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None
Termination or extinction conditions

The contract may be terminated:

- due to unforeseeable circumstances or force majeure, pursuant to art. 1,058 and sole paragraph of the Civil Code;

- by the will of the parties, in common agreement;

- by resolution, by one of the parties, due to the default of an obligation by the other;

- bankruptcy or request for company voluntary arrangement by either party.

Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Companhia Hispano Brasileira de Pelotização – Hispanobrás
Date of transaction	05/16/2012
Involved amount (R$)	2,349,043,025.20
Existing balance (R$)	169,984,000.00
Related Party´s amount	Not applicable
Duration	11/30/2022
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Affiliated company

Contract Object

Lease contract. Vale leased the Hispanobrás pelletizing plant upon payment of a fixed and a variable installment depending on the performance of the assets. The term of the contract is 3 years, renewable successively for equal period.

The leasing of the industrial assets is part of the new business model chosen by shareholders because it is able to capture synergies and reduce inefficiencies, assuring better profitability and shareholder returns.

The Fixed Installment is due on the last working day of July of each year and the variable installment is due on the last working day of January of the following year.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

Historical Values of the last three years (Total value – Fixed + Variable):

2019 - R$ 477,838,602.06, R$ 17,876,452.08 is a fixed installment

2020 - R$ 207,964,441.43, R$ 19,184,632.93 is a fixed installment

2021 - R$ 27,620,796.72, R$ 27,620,796.72 is a fixed installment

The existing balance considers the amounts provided in the contract, less interest, considering the amount of the balance on 12/31/2021.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None
Termination or extinction conditions	Either party shall have the right not to continue the lease after the three-year period, provided that it gives the other party written notice at least one year before the expiry of said period. The terms for renewing the contract are under negotiation between the parties. The current notification deadline is 05/31/2022.
Nature and Reasons for the transaction / other relevant information	Not applicable.

Related Party´s Name	Companhia Nipo Brasileira de Pelotização – Nibrasco
Date of transaction	04/30/2008
Involved amount (R$)	7,088,453,747.78
Existing balance (R$)	1,035,051,000.00
Related Party´s amount	Not applicable
Duration	12/31/2025
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Affiliated company
Contract Object

Lease contract. Vale leased 2 pelletizing plants of Nibrasco upon payment of a fixed and a variable installment depending on the performance of the assets. The term of the contract is 3 years, renewable successively for equal period.

The leasing of the industrial assets is part of the new business model chosen by shareholders because it is able to capture synergies and reduce inefficiencies, assuring better profitability and shareholder returns.

The fixed and variable installments mature until the last business day of December of each year, with a complement or refund of the amount until the last business day of February of the following year.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

Historical Values (Total Amount - Fixed + Variable):

2019 - R$ 1,053,760,625.44, R$ 88,681,571.68 is a fixed installment

2020 - R$ 95,160,468.60, R$ 95,160,468.60 is a fixed installment

2021 - R$ 753,539,078.09, R$ 117,179,744.64 is a fixed installment

The existing balance considers the amounts provided in the contract, less interest, considering the amount of the balance on 12/31/2021.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None
Termination or extinction conditions	Either party shall have the right not to continue the lease after the three-year period, provided that it gives the other party written notice at least one year before the expiry of said period.

Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Ferrovia Norte Sul S.A. (through Estrada de Ferro Carajás - EFC)
Date of transaction	1/1/2015
Involved amount (R$)	590,843,548.58
Existing balance (R$)	3,721,312.98
Related Party´s amount	None
Duration	7/29/2057
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Companies from Grupo VLI, in which Vale S.A. holds 29.6% of the shares
Contract Object

Specific Operational Contract, with the purpose to (i) carry out specific operations in mutual traffic and/or right-of-way; (ii) improve the global operational efficiency for rail transport and the best conditions and attractiveness in relation to the users in general, in order to enable increase of rail transport between the parties; (iii) keep high standard of relationship between the parties to be possible to expand the service to the demands for cargo transportation in their areas of influence, inducing the economic development of the served regions everything in accordance with the concession contracts and in strict compliance with the technical rules and regulations applicable to the matter; and (iv) consider the yard of the Açailândia station in the State of Maranhão, operated by Vale, as the junction between the two railways, where the interchange of the railway compositions with cargo dispatched in mutual traffic will be carried out.

Consumption of the contract occurs through the number of trains that pass from FNS – Ferrovia Norte Sul – to EFC – Estrada de Ferro Carajás.

The estimated amount of said contract on its closing date on July 30, 2057 is R$ 4,207,460,544.63 described in the contract amount.

During 2021, the total amount of R$ 143,341,059.62 was billed under this contract.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None
Termination or extinction conditions	The Agreement may be terminated by either Party, upon notice, notification or judicial or extrajudicial notification, within 30 days, only in case of non-compliance by either Party with any clause of the Agreement and provided that the defaulting Party, after receiving the notification advance, in writing and with receipt acknowledgment, identifying the default, fail to correct their default within 90 days. In case of termination, the Parties will proceed in accordance with the legislation in force.
Nature and Reasons for the transaction / other relevant information	Railroad infrastructure sharing.

Related Party´s Name	VLI Multimodal S.A., Ferrovia Centro Atlântica S.A. and Ferrovia Norte-Sul S.A.
Date of transaction	08/09/2013
Involved amount (R$)	0.00
Existing balance (R$)	Not Applicable
Related Party´s amount	Not Applicable
Duration	7/30/2057
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Vale S.A. holds 29.6% of the shares of VLI S.A., and other companies part of the VLI Group

Contract Object

Call and Put Option Instrument Subject to Future Event. Vale will pay VLI, in case of exercise of the purchase option, prices determined by the residual value recorded by VLI, considering the accounted maintenance and the improvements and observing the depreciation due to time.

For the characterization of one or more assets as reversible assets:

1- the price to be paid for the assets will be that of the indemnity paid by the Granting Authority to Vale, with FCA and FNS having the right to receive an amount never lower than the nominal amount originally paid for each asset;

2 - if the amount of indemnity paid by the Granting Authority is less than the price paid by Vale to FCA and FNS, the latter undertakes to refund the difference to Vale, in compliance with the rule set out in item “i” above.

Whether the issuer is creditor or debtor	Not applicable
Guarantees and insurance	Not Applicable
Termination or extinction conditions

There is no provision for a fine in case of termination.

Remark: Option linked to the term of the Contract for the Provision of Rail Transport Services for Cargo and Related Services entered into between Vale and VLI on 12/07/2010.

FCA and FNS are the owners of wagons and locomotives (“Assets”) indispensable for the provision of the services object of the Transport Agreement, which is why FCA and FNS assigned the Assets to Vale, exclusively and irreversibly, for the entire the term of the Transport Agreement.

Vale may acquire some or all of the Assets, only when one of the following conditions is met:

a) Determination of the Granting Authority in this regard;

b) Termination of Concession Agreements for any reason;

c) Termination of the Transport Agreement for any reason;

d) Request or decree of insolvency bankruptcy or judicial or extrajudicial recovery of VLI Multimodal, FCA and/or FNS;

e) Non-compliance by VLI Multimodal, FCA and/or FNS with any obligation provided in the COMMITMENT, unless it cures the non-compliance within 15 calendar days after receipt of written notice to that effect sent by VALE;

f) Existence of any claim by a third party, in a judicial or administrative proceeding, which affects one or more Assets or the creation of any encumbrance or lien on them, if the situation is not remedied by VLI Multimodal, FCA and FNS, as applicable, in 20 days; and

g) If VLI Multimodal, FCA and FNS, for any reason, withdraw one or more Assets transferred from VALE's possession without express agreement of VLI and ANTT, in writing, if the situation is not remedied by VLI Multimodal, FCA and FNS , as applicable, within 20 days.

Nature and Reasons for the transaction / other relevant information	Call and Put Option Instrument Subject to Future Event.

Related Party´s Name	VLI Multimodal S.A.
Date of transaction	7/1/2012
Involved amount (R$)	1,965,185,789.21
Existing balance (R$)	18,638,725.26
Related Party´s amount	Not Applicable
Duration	9/23/2039
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Companies from Grupo VLI, in which Vale S.A. holds 29.6% of the shares

Contract Object

Provision of Cargo Port Services and Related Services at the Private Mixed-Use Terminal of Praia Mole, the Miscellaneous Products Terminal and the Liquid Bulk Terminal. On November 29, 2013, the Parties signed the first amendment to the contract in order to assure improvements in the contract management and in the control of compliance with the contract obligations.

The consumption of this contract occurs through the calculation of the total costs incurred in the month, where the invoice for the provision of service with a fortnightly payment term occurs.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

The estimated amount of said contract on its closing date on Friday, September 23, 2039 is R$ 8,385,616,086.23.

During 2021, the total amount of R$ 200,637,226.57 was billed under this contract.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	Not Applicable
Termination or extinction conditions

Breach by the other party of any obligation provided in the contract, unless the default party corrects the breach within 90 calendar days after receipt of written notice to this effect sent by the party creditor of the obligation.

request or decree of insolvency bankruptcy or judicial or extrajudicial recovery of the other party.

proven occurrence of the main fact of the Administration, as defined in the agreement, act of God or force majeure, which will stop the execution of the contract for more than 180 consecutive days.

Change of corporate control, direct or indirect, of one of the parties.

Resolving Fine R$ 80,615,659.69. Value subject to update by IGPM.

Nature and Reasons for the transaction / other relevant information	Provision of Services by Vale to VLI Multimodal for the handling of general cargo in order to allow VLI Multimodal's customers to be served by the port terminals, aiming at the search for efficiency, excellence and enhancement of the relationships and services offered jointly, with increase in handling of volumes at the terminals and consequent increase in results

Related Party´s Name	Companhia Coreano Brasileira de Pelotização – Kobrasco
Date of transaction	5/6/2008
Involved amount (R$)	4,828,416,828.79
Existing balance (R$)	486,987,000.00
Related Party´s amount	Not applicable
Duration	8/31/2033
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Affiliated company
Contract Object

Lease contract. Vale leased the Kobrasco pelletizing plant upon payment of a fixed and a variable installment depending on the performance of the assets. The initial term of the contract was 5 (five) years, renewable successively for equal period. In the last renewal, a period of 15 (fifteen) years was agreed, i.e., valid until 2033, with automatic renewals of 10 years.

The leasing of the industrial assets is part of the new business model chosen by shareholders because it is able to capture synergies and reduce inefficiencies, assuring better profitability and shareholder returns.

The fixed and variable installments mature until the last business day of December of each year, with a complement or refund of the amount until the last business day of February of the following year.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

Historical Values of the last three fiscal years (Total value – Fixed + Variable):

2019 - R$ 618,352,577.31, R$ 50,756,003.76 is a fixed installment

2020 - R$ 151,266,657.30, R$ 54,470,277.36 is a fixed installment

2021 - R$ 852,772,408.50, R$ 67,074,209.28 is a fixed installment

The existing balance considers the amounts provided in the contract, less interest, considering the amount of the balance on 12/31/2021.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None
Termination or extinction conditions	Either party shall have the right not to continue the lease after the period o 15 (fifteen), provided that it gives the other party written notice at least one year before the expiry of said period.
Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Companhia Ítalo Brasileira de Pelotização – Itabrasco
Date of transaction	09/30/2008
Involved amount (R$)	3,522,625,287.77
Existing balance (R$)	500,064,000.00
Related Party´s amount	Not applicable
Duration	06/30/2023
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Affiliated company
Contract Object

Lease contract. Vale leased the Itabrasco pelletizing plant upon payment of a fixed and a variable installment depending on the performance of the assets. The initial term of the contract is 10 (ten) years and 3 (three) months. The Agreement was extended until 06/30/2023.

The leasing of the industrial assets is part of the new business model chosen by shareholders because it is able to capture synergies and reduce inefficiencies, assuring better profitability and shareholder returns.

The fixed installment (4 equal installments) matures until the last business day of each quarter and the Variable Installment occurs until the last business day of December of each year, with complement or refund of the amount until the last business day of February of the following year.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

Historical Values of the last three fiscal years (Total value – Fixed + Variable):

2019 - R$ 383,845,731.54, R$ 22,797,062.76 is a fixed installment

2020 - R$ 134,081,261.52, R$ 24,465,329.04 is a fixed installment

2021 - R$ 722,062,321.83, R$ 21,310,451.04 is a fixed installment

The existing balance considers the amounts provided in the contract, less interest, considering the amount of the balance on 12/31/2021.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None
Termination or extinction conditions	The agreement is valid until 06/30/2023.
Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	MRS Logística S.A.
Date of transaction	01/01/2011
Involved amount (R$)	21,100,000,000.00
Existing balance (R$)	227,663,000.00
Related Party´s amount	Not applicable
Duration	11/30/2026
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	Affiliated company

Contract Object

The purpose of the contract is to regulate the provision by MRS to VALE of the iron ore rail transport service from the iron ore loading terminals called Terminal do Andaime, Terminal do Córrego do Feijão, Terminal Água Santa, Terminal Olhos D´Água, Sarzedo Novo Terminal - TCS (Sarzedo Cargo Terminal), Sarzedo Terminal, Alberto Flores Terminal, Souza Noschese Terminal, Juiz de Fora Terminal located in the State of Minas Gerais, and other Terminals that may be used - for which the conditions for carrying out the transport will be negotiated at the time - to the Guaíba, CPBS, CSA and Patrag unloading terminals, the first three are located in the State of Rio de Janeiro and the last in Minas Gerais (Ouro Branco) .

Consumption of the contract occurs according to the transported useful ton. Payment is made weekly between companies.

The estimated amount of said contract on its closing date on Monday, November 30, 2026 is R$ 21,100,000,000.00.

The amount involved ”corresponds to the amount performed from the beginning of the contract until December 31, 2021.

During 2021, the billing resulting from this contract totaled approximately R$ 1,316,567,000.00.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance

During the term of the Agreement, VALE will guarantee to MRS the minimum payment at 85% (eighty-five percent) of the Scheduled Annual Revenues of MRS, based on the volumes adjusted annually.

MRS undertakes to contract the Optional Civil Liability Insurance for personal and material damages caused to third parties, being responsible for the payment of the costs of the corresponding policies, of which copies must be extracted and sent to VALE together with the general conditions of the respective insurance.

Termination or extinction conditions

The contract may be terminated, by operation of law, by either party, upon written notice to the other party, if any of the following events occurs, jointly or not:

1. Failure by either party to comply with any clause, condition or provision of the contract, provided that the default is not remedied within a period of 60 (sixty) consecutive days from the notice provided above;

2. Decree of bankruptcy, granting of request for judicial or extrajudicial recovery, dissolution or judicial or extrajudicial liquidation, declared or ratified, of either party;

3. By determination of the Granting Authority, suspension by the competent authorities of the execution of the service, or by the termination of the MRS concession;

4. If MRS unjustifiably stops the service, in whole or in part, without prior and express notice or written consent from Vale, for more than 10 (ten) consecutive days or 30 (thirty) alternate days;

5. Suspension of the execution of the service due to the occurrence of act of god or force majeure, for a period exceeding 60 (sixty) days;

6. If one of the parties assigns the contract, without prior and written consent by the other party, subject to Clause Eighteen.

Nature and Reasons for the transaction / other relevant information	Rail transport of Iron Ore on MRS. Contract with minimum volume guarantee of 85% of the budgeted volume in the year (Take or pay).

Related Party´s Name	Norte Energia S.A
Date of transaction	12/10/2012
Involved amount (R$)	15,796,627,703.00
Existing balance (R$)	55,087,918.53
Related Party´s amount	100%
Duration	30 years until 08/26/2045
Loan or another kind of debt	No
Interest Rate	0.000000
Relationship with the issuer	Affiliated company
Contract Object

Agreement for the supply of energy by Norte Energia S.A to Vale S.A, with annual adjustment by IPCA.

The amount involved ” corresponds to the amount performed from the beginning of the contract until December 31, 2021.

The Involved Amount is calculated by the product of volume, price and period of energy contracted during the entire performance of the contract until December 31, 2021.

Whether the issuer is creditor or debtor	Not applicable
Guarantees and insurance	Performance Bond

Termination or extinction conditions	The contract may be terminated in case of bankruptcy, revocation of any legal authorization, total or partial breach of any obligation under the contract.
Nature and Reasons for the transaction / other relevant information	Power supply for Vale's operations in Brazil

Related Party´s Name	Aliança Geração de Energia S.A p/ Vale S.A.
Date of transaction	2/27/2015
Involved amount (R$)	9,641,553.347
Existing balance (R$)	2,505,071.36
Related Party´s amount	100%
Duration	21 years until 7/9/2036
Loan or another kind of debt	No
Interest Rate	0.000000
Relationship with the issuer	Shared Control
Contract Object

Agreement for the supply of energy by Aliança Energia S.A to Vale S.A. with annual adjustment by IPCA. Contract consisting of grouping of 7 contracts referring to the supply of energy by Aliança through 7 hydroelectric plants in its portfolio. The object, conditions and price of contracts are the same. They differ depending on the volume to be delivered by each plant and the final term of the contract, which is equal to the final term of the concession for each project. The Involved Amount and the Existing Balance fields are the sum of this information for each of the 7 contracts. The Duration field reflects the end term of the longest contract.

The “involved amount” corresponds to the amount performed from the beginning of the contract until December 31, 2021, calculated by the product of volume, price and contracted energy period during the entire performance of the contract until December 31, 2021.

Whether the issuer is creditor or debtor	Not applicable
Guarantees and insurance	None.
Termination or extinction conditions	The contract may be terminated in case of bankruptcy, revocation of any legal authorization, total or partial breach of any obligation under the contract for acts of God or force majeure.
Nature and Reasons for the transaction / other relevant information	Power supply for Vale's operations in Brazil

Related Party´s Name	Samarco Mineração S.A.
Date of transaction	8/3/2016
Involved amount (R$)	4,838,625,498.56
Existing balance (R$)	0
Related Party´s amount	0
Duration	Due dates until 1/31/2022
Loan or another kind of debt	Yes
Interest Rate	0.00000
Relationship with the issuer	Shareholder 50%
Contract Object

Private issue of 2,950,126,343 simple, non-convertible debentures by Samarco at the unit par value of R$1.00.

The applicable interest rate is Libor + 1.15 % p.a.

The “involved amount” specified above considers the amount provided in the 8 private issues this field “object of the contract” refers to. The “transaction date” is the oldest existing date on 12/31/2021. The "duration" specified above considers the date of the last maturity of the 6 private issues refers to this field "object of the contract".

The recoverable amount of these debentures effectively recognized in Vale's consolidated financial statements for the fiscal year ended on December 31, 2021 is equivalent to zero.

Whether the issuer is creditor or debtor	Creditor

Guarantees and insurance	None. Notwithstanding, within up to 90 days from obtaining the last license necessary for the resumption of Samarco's operational activities; or together with the constitution of guarantee for the benefit of any of its bank creditors, whichever occurs first, the Debentures must be converted into type “with real guarantee”.
Termination or extinction conditions

The following are cases of Early Maturity of said issue:

(d)       failure by the Issuer to fulfill any pecuniary obligation due in the terms of the Deed, not remedied within 5 business days;

(e)       default by the Issuer under the terms of any bond instruments and/or any financial contracts in which the Issuer appears as a “Borrower”, including debentures within the scope of the Issue subscribed by BHP, which is not remedied within its respective period of cure;

(f)       default by the Issuer of any pecuniary obligations, contracted in the local or international financial market, even as guarantor, which are not remedied within their respective cure periods;

(g)       early maturity event declared within the scope of the Issue subscribed by BHP;

(h)       any amendment to the provisions of the deed within the scope of the Issue subscribed by BHP without prior consent of Vale;

(i)        failure to make the disbursement within the scope of the Issue subscribed by BHP by BHP after the applicable cure period, or Samarco's waiver of any of its rights under the Issue subscribed by BHP without prior consent of Vale, as provided in Clause 3.15. 7 of the Deed;

(j)       verification that the statements made by the Issuer in the Deed are false, misleading, incorrect or incomplete in any material aspect;

(k)       transfer or any form of assignment or promise to third parties, by the Issuer, of the obligations assumed in the Deed;

(l)        request for judicial or extrajudicial recovery or self-bankruptcy made by the Issuer or statement of bankruptcy of the Issuer or any decision or judicial request to restructure or renegotiate debts with creditors or any act similar to the previous ones

Nature and Reasons for the transaction / other relevant information

Due to Samarco's cash constraint with the interruption of its operations after the Fundão dam break in November 2015, its shareholders (Vale and BHP) have been providing financial support to Samarco through debentures since the second half of 2016 . The conditions related to the issuance are applicable to both shareholders (Vale and BHP).

In April 2021, Samarco filed a request for Judicial Reorganization. The debentures are listed as bankruptcy debts in the Company's list of creditors. The payment of the debentures will be subject to the definitions established in the Judicial Reorganization Plan to be approved.

Related Party´s Name	Companhia Siderúrgica do Pecem – CSP
Date of transaction	02/07/2018
Involved amount (R$)	4,786,954,016.79
Existing balance (R$)	414,469,323.97
Related Party´s amount	Not applicable
Duration	1/31/2036
Loan or another kind of debt	No
Interest Rate	0.00
Relationship with the issuer	Affiliated Company
Contract Object

The Contract sets the annual quantities of iron ore and pellets to be supplied and the prices vary throughout the term of the contract, as they are defined and impacted based on market conditions and pricing specificity agreed with the customer.

The amount involved corresponds to the amount performed from the beginning of the contract until December 31, 2021.

Whether the issuer is creditor or debtor	Creditor
Guarantees and insurance	None.
Termination or extinction conditions

The agreement may be terminated in case of non-fulfillment of the contract obligations by any of the parties, in case of bankruptcy, force majeure for a period longer than 180 consecutive days, if the Shareholders' Agreement in force is terminated with respect to Vale or if Vale cease to own at least 10% of the shares of CSP.

Nature and Reasons for the transaction / other relevant information	CSP is an integrated steel sheet plant in the state of Ceará, in partnership with Dongkuk Steel Mill Co. (“Dongkuk”) and Posco, two of the largest steel producers in South Korea. CSP's annual production capacity is 3.0 million metric tons.

Related Party´s Name	Companhia Siderúrgica do Pecem – CSP
Date of transaction	4/22/2015
Involved amount (R$)	4,328,525,000.00
Existing balance (R$)	7,138,384,905
Related Party´s amount	N/A
Duration	9/30/2031
Loan or another kind of debt	N/A
Interest Rate	N/A
Relationship with the issuer	Affiliated Company
Contract Object	Corporate Guarantee of Vale S.A. for financing CSP in the proportion to its 50% equity interest. PTAX rate on 12/31/2021 of 5.5805 was used to convert the guaranteed amounts from Dollars into Reais.
Whether the issuer is creditor or debtor	N/A
Guarantees and insurance	Yes
Termination or extinction conditions	Warranty triggering hypothesis: Beneficiary (CSP) does not pay the financial charges or the principal amount on the dates of their respective maturities in debt contracts
Nature and Reasons for the transaction / other relevant information	Support the project financing

Related Party´s Name	Alelo S.A.
Date of transaction	11/26/2018
Involved amount (R$)	3,363,685,779.24
Existing balance (R$)	201,713,779.82
Related Party´s amount	Not applicable
Duration	12/31/2023
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	ALELO is an entity controlled by Banco Bradesco S.A. Bradespar S.A., Vale Reference Shareholder Banco Bradesco S.A. are under common control.
Contract Object

Provision of service for the supply and administration of benefit cards, called “ALELO CARDS” (food vouchers, meal vouchers, snack vouchers, Christmas basket vouchers, toy vouchers and basket vouchers for non-employees).

The payment for the contract is based on consumption (on demand), with no commitment/obligation to use by Vale.

Additionally, it should be noted that the agreement was signed on 11/26/2018, effective as of 01/01/2019.

The “involved amount” corresponds to the total amount of the contract.

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	None

Termination or extinction conditions

Either Party may terminate the Agreement, upon written notice, at least 240 days in advance. In this case, a compensatory fine will be owed by the Party that has terminated the Agreement to the other Party, to be calculated as set out below:

i. Up to 12 months: fine equivalent to 5% on the average value of the last 06 billings;

ii. Between the 13th and the 24th months: fine equivalent to 4% on the average value of the last 06 billings;

iii. As of the 24 months: fine equivalent to 3% on the average value of the last 06 billings.

Notwithstanding the satisfaction of its other rights, any of the Parties may terminate the Contract by means of written communication to the other Party, without any claim, indemnity or compensation for the benefit of the Party receiving the termination notice, in the following cases:

a) request or decree of bankruptcy, dissolution, liquidation or judicial or extrajudicial recovery of the other Party;

b) in compliance with the provisions of Clause Twelve, the occurrence of act of God or force majeure which is regularly proven, which will stops the execution of the object for more than 30 days, or if proven, immediately, as capable of delaying the performance indefinitely of the Agreement, either party may opt for termination, satisfying reciprocally due obligations, until the date of said impediment;

c) non-compliance with any of the provisions of the instrument or the legal and regulatory provisions which it is subject to, if not remedied within 30 days from the date of receipt of the notification sent by the non-defaulting party to the infringing party, or within a period agreed by the parties on occasion;

d) by Vale in case the contractor fails to comply with the provisions of the Suppliers' Code of Conduct, when applicable, and does not share the principles and values of Vale's Sustainability Policy and Human Rights Policy, whose documents are part of the Agreement, according to annexes;

e) in case of proven fraud or guilt by the infringing Party.

In case of resolution motivated by either Party, in case of items (c), (d) and (e) above, the Party giving rise to it will be liable for a 1% termination fine on the value of the previous month measurement, updated according to the variation of IGP-M/FGV – General Market Price Index from the date of knowledge by the other Party of the event generating the resolution until the date of effective payment of said fine, notwithstanding possible losses and damages. The referred penalty is cumulative with the other penalties of the Agreement.

Notwithstanding the satisfaction of its other rights, Vale may, at its sole discretion, terminate this Agreement and/or any other agreement entered into between Vale and/or its subsidiaries and/or affiliates, directly or indirectly, and the contractor and/or its parent company, subsidiaries and/or affiliates, directly or indirectly, upon prior and express communication to the contractor, with immediate effect, without the responsibility of the contractor and/or its parent company, its subsidiaries and/or affiliates, directly or indirectly, the right to any claim, indemnity or compensation due to the termination, for any reason, in given cases, include, but limited to:

a) fraud or willful misconduct committed by the contractor in a manner related to the fulfillment of its contractual obligations;

b) use of slave or child labor or any other working conditions that violate human dignity;

c) material non-compliance with applicable legislation related to health and safety at work or the environment, in particular Vale's internal rules, as well as applicable environmental licenses and their conditions;

d) infringement of intellectual property; and/or

e) violation of the provisions of the anti-corruption clause(s).

In case of resolution motivated by either Party, in case of items (c), (d) and (e) above, the Party giving rise to it will be liable for a 1% termination fine on the value of the previous month measurement, updated according to the variation of IGP-M/FGV – General Market Price Index from the date of knowledge by the other Party of the event generating the resolution until the date of effective payment of said fine, notwithstanding possible losses and damages. The referred penalty is cumulative with the other penalties of the Agreement.

Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Alelo S.A.
Date of transaction	5/20/2021
Involved amount (R$)	39,600,000.00
Existing balance (R$)	6,513,500.00
Related Party´s amount	Not applicable
Duration	1/15/2022
Loan or another kind of debt	No
Interest Rate	0.000000
Relation with Company	ALELO is an entity controlled by Banco Bradesco S.A. Bradespar S.A., Vale Reference Shareholder Banco Bradesco S.A. are under common control.

Contract Object

Partnership to supply and administer food cards for the Humanitarian Action Project conducted by Vale.

This contract was entered into as a partnership within the scope of the Humanitarian Action Project conducted by Vale during the Covid-19 pandemic, providing a food card for beneficiaries in a situation of severe food insecurity.

Alelo acted as a partner in the project, donating its services.

Alelo also undertook to determine, at the end of the project, possible profits obtained from transactions with the establishments, and revert them in new donations.

Refills made on the beneficiaries' food cards are made with amounts donated by Vale, at no additional cost.

There was no payment for services between the Parties.

The “amount involved” corresponds to the total value of the contract..

Whether the issuer is creditor or debtor	Debtor

Guarantees and insurance

Either Party may terminate the contract, upon written notice, at least 30 (thirty) days in advance, free of charge.

Without prejudice to the satisfaction of its other rights, either party may terminate the contract by giving written notice to the other party, without any claim, indemnification or compensation for the benefit of the party receiving the notice of termination, in the following cases:

(i) request or declaration of bankruptcy, dissolution, liquidation or judicial or extrajudicial recovery of the other party;

(ii) subject to the provisions of the contract, the occurrence of a fortuitous event or force majeure that is regularly proven, which will paralyze the execution of the object for more than 30 (thirty) days, or if proven, from the outset, as capable of delaying indefinitely the performance of the Agreement, either party may opt for termination, satisfying reciprocally due obligations, until the date of said impediment.

(iii) non-compliance with any of the provisions of the contract or the legal and regulatory provisions to which it is subject, if not remedied within 30 (thirty) days from the date of receipt of the notification sent by the non-defaulting party to the infringing party, or within a period agreed by the parties at the time;

(iv) by Vale in the event that Alelo fails to comply with the provisions of the Suppliers' Code of Conduct, when applicable, and does not share the principles and values of the Sustainability Policy, Diversity and Inclusion Policy and Vale's Human Rights Policy, whose documents form part of the Contract;

(v) in case of proven fraud or willful misconduct by the infringing party.

In the event of a resolution motivated by either Party, in the event of items (iii), (iv) and (v) above, the party giving rise to it will be liable for a termination fine of 1% (one percent) on the amount performed in the contract in the previous month, updated according to the variation of the IGP-M/FGV – General Market Price Index from the date of knowledge by the other party of the event generating the resolution until the date of effective payment of said fine, without prejudice to any losses and damages. It is hereby established that this penalty is cumulative with the other penalties of the contract.

Without prejudice to the satisfaction of its other rights, Vale may, at its sole discretion, terminate the agreement and/or any other agreement entered into between Vale and/or its subsidiaries and/or affiliates, directly or indirectly, and Alelo and/or or its parent company, subsidiaries and/or affiliates, directly or indirectly, upon prior and express communication to Alelo, with immediate effect, without Alelo and/or its parent company, its subsidiaries and/or affiliates, directly or indirectly, having the right to any claim, indemnity or compensation by reason of the termination, for any reason whatsoever, in the event of:

(i) fraud or fraud committed by Alelo in connection with the fulfillment of its contractual obligations;

(ii) use of slave or child labor or any other working conditions that violate human dignity;

(iii) material non-compliance with applicable legislation relating to occupational health and safety or the environment, in particular Vale's internal rules, as well as applicable environmental licenses and their conditions;

(iv) infringement of intellectual property;

(v) violation of the provisions of the anti-corruption clause(s); and/or

(vi) Violation of data protection clause.

Nature and Reasons for the transaction / other relevant information	Not Applicable

Related Party´s Name	Mitsui & Co. Ltd
Date of transaction	04/19/2021
Involved amount (R$)	USD 11.00, namely USD 1.00 per asset
Existing balance (R$)	N/A
Related Party´s amount	N/A
Duration	Valid until 06/31/2021, and may be extended in good faith by the parties or unilaterally by Vale until 12/31/2022
Loan or another kind of debt	No
Interest Rate	N/A
Relation with Company	Mitsui, at the time of the transaction, held 5.42% of the Company's capital stock, considered a Shareholder with a Relevant Interest.
Contract Object

Set the main terms for the negotiation of definitive and binding documents for the acquisition by Vale of the entire interest in Mitsui - 15% in the Moatize coal mine (“Vale Mozambique”), together with 50% interest and all other claims Mitsui holds in the Nacala Logistics Corridor (“CLN”) (“Coal Assets”).

Main terms of the transaction: (i) Acquisition by Vale of the interest held by Mitsui in Moatize Coal Investment (Pty) LTD (“MCI”) of 15% and in Nacala Corridor Holding Netherlands B.V. (“Nacala Corridor”) of 50% and the financing granted by Mitsui to the subsidiaries of MCI and Nacala Corridor, or option to dilute Mitsui's interests to close to zero at the amount of USD 1 million in each; (ii) Acquisition by Vale of 9 financing contracts granted by Mitsui to the subsidiaries of MCI and Nacala Corridor; (iii) Early settlement by the concessionaires of the project finance of Nacala Corridor, with estimated balance of USD 2,448 million on 06/22/2021 (“Project Finance”), through financing from Vale; (iv) Assumption by Vale of the guarantees currently provided by Mitsui to the Coal Assets, at the estimated amount of USD 9 million, as well as release by Mitsui in the counter-guarantees in favor of Vale, totaling approximately USD 45 million; (v) Replacement of the marketing agreement with Mitsui; (vi) Mitsui will be entitled to “earn-out” in case of sale of the Coal Assets to third parties within two years after their acquisition, equivalent to 15% of the amount received by Vale which exceeds 85% of the amount spent on the prepayment of Project Finance and funds transferred by Vale to Coal Assets as of January 2021; and (vii) During the term of the agreement, Vale undertakes to finance Vale Mozambique's needs of resources and Mitsui suspends the receipt of its financial rights referring to credits pursuant to the Coal Assets and the marketing services.

Regarding the field "transaction date", on 01/21/2021 the Heads of Agreement (HoA) between the parties and, on 04/19/2021, the Investment Agreement (IA).

Whether the issuer is creditor or debtor	Debtor
Guarantees and insurance	N/A
Termination or extinction conditions	If the terms of the agreement are not complied with, the agreement will be terminated.

Nature and Reasons for the transaction / other relevant information	Not Applicable

16.3 - Identification of measures taken to address conflicts of interest and demonstration of the strictly commutative nature of the agreed conditions or the appropriate compensatory payment

a. identify the measures taken to address conflicts of interest

Conflict of Interest and Company Administration

According to Vale´s Bylaws, the Administration Board shall deliberate on policies to avoid conflicts of interest between Vale and its shareholders or managers, as well as the adoption of measures deemed necessary in case of conflicts of this nature. Furthermore, the Bylaws provide transactions with related parties to be carried out under commutative conditions, observing the market conditions, and the members of the Administration Board with interests potentially conflicting with those of the company to be excluded from the decision-making process.

On December 19, 2013, the Administration Board approved the creation of the Policy on Transactions with Related Parties, reviewed on January 28, 2021, which sets guidelines and principles to assure that transfer, free of charge or onerous, of resources, services or obligations involving people and/or companies with which Vale has the possibility of contracting under conditions other than those of independence which characterize transactions with third parties (“Related Parties” and “Transactions with Related Parties”, respectively) , are conducted within the market parameters, valuing the best corporate governance practices, with due transparency, prioritizing Vale's best interests, avoiding abuse and misuse of the company's assets. This policy applies to Vale, its subsidiaries, joint ventures and entities which Vale has significant influence in, to Vale's shareholders, Vale's administrators and controlling shareholders, as well as people with kinship with the Company's administrators and controlling shareholders. For further information about the Related Party Transactions Policy, see item 16.1 of this Reference Form.

In the terms of the Bylaws, the Audit Committee is responsible to evaluate, monitor and recommend to administration correction or improvement of the company's internal policies, including the Policy on Transactions with Related Parties.

Within the scope of the Policy on Transactions with Related Parties, the mechanism described below was formalized to identify and resolve conflicts of interest in the Meetings of the Administration Board and the Executive Board, applying the rules in Brazilian legislation to the cases:

V.	any member of Vale's Administration Board or Executive Board who is in a situation of conflict of interest must immediately express their conflicting particular interest. If he/she doesn't, someone else may manifest the conflict;

VI.	as soon as the conflict of interest in relation to a specific topic is identified, the involved member of Vale´s Administration Board or Executive Board shall not receive any document or information on the matter and shall physically withdraw from the discussions, not neglecting their legal duties. The manifestation of conflict of interest, abstention and temporary removal must be recorded in the minutes;

VII.	in case of Transactions with Related Parties involving a shareholder signatory of the Shareholders' Agreement, and thus, a member of Vale's controlling block, the member(s) of the Administration Board indicated by the latter shall not receive any document or information on the matter and shall withdraw, including physically, from the discussions, requesting the recording of the reason for their withdrawal in the respective minutes. Said Director(s) shall return at the time of deliberation to express their vote, observing the provisions in the Shareholders' Agreement, and the applicable legal provisions;

VIII.	If requested by the Chairman of the Administration Board or the Chief Executive Officer, as applicable, the members of Vale´s Administration Board or the Executive Board involved in a situation of Conflict of Interest may partially participate in the discussion, in order to provide further information about the Transaction with Related Party object of deliberation. In this case, they should be absent from the final part of the discussion.

Any violation of the provisions in the Policy on Transactions with Related Parties will be considered a violation of the Company's Code of Conduct, and will be subject to the procedures and the penalties set therein. In addition, the violator will also be subject to the penalties provided by law, in addition to being held liable for losses and damages caused to Vale and third parties.

Additionally, the Company's Code of Conduct provides that the members of the Administration Board, Advisory Committees, Fiscal Council, Directors, employees and interns, controlled companies (provided that the local legislation is observed) must always defend Vale's interests in the matters they are participating in and avoid situations in which there may be conflict of interest with Vale's own interests, and when this is not possible, refrain from representing Vale in the matter in question, immediately notifying the fact to the immediate superior.

Violations of the provisions in the Code of Conduct, the rules and disciplinary guidelines of Vale subject the violators to disciplinary penalties, considering the nature and the seriousness of the violation, always observing Vale's human resources rules and the applicable legislation.

b. demonstrate the strictly commutative nature of the agreed conditions or the adequate compensatory payment

Transactions entered into with related parties are supported by prior and careful assessments of their terms, so that they are carried out under strictly commutative conditions, observing the usual market prices and conditions. Thus, transactions with related parties do not generate any undue benefits or losses to the involved companies.

To verify the commutativity of the transactions with related parties, the Company analyzes the financial feasibility of each transaction vis-à-vis similar transactions in the market between unrelated parties. The Company uses comparative analysis methods.

The transactions with related parties of the Company can, in general, be divided into: (i) transactions of operational nature; and (ii) financial transactions.

Within the scope of its operational activities, Vale carries out a substantial volume of transactions with its subsidiaries, controlled companies and companies with shared control with third parties, in view of its policy of integrating activities in the production and commercial chain. In addition to the mineral exploration, Vale invests in transport, logistics and energy activities, services and inputs necessary to achieve its corporate goal. In this context, several operating contracts are signed between Vale and companies part of its economic group, always taking care to observe equitable conditions and avoid discrepancies with market conditions, as required by the Brazilian Corporation Law and the tax legislation. .

Regarding the transactions of financial nature, Vale is always and dynamically seeking the best options for capturing and investing existing resources in the local and international market. In general, short-term investments are made in order to keep the Company's liquidity available for its investments, allied to a conservative policy in relation to taking credit risk of counterparties, focusing on the maintenance of its resources in top-tier banks.

Below, there are measures observed in the main transactions with related parties mentioned in item 16.2 completed in the last fiscal year:

Banco Bradesco S.A., Cayman Branch - 10/06/2021

Banco do Brasil S.A., New York Branch - 12/23/2021

Banco Bradesco S.A. - 1/4/2021

Banco BV - 04/26/2021

Banco do Brasil S.A. - 1/4/2021

Banco Bradesco Europa S.A. - 1/29/2021

Alelo S.A. - 5/20/2021

Mitsui & Co. Ltd - 04/19/2021]

  Banco Bradesco S.A., Bradesco S.A.,., Cayman (respectively, bank deposit certificate, time deposit and exchange closing contracts). These operations followed the same evaluation criteria, pricing and procedures which guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out to offer more attractive conditions than the conditions offered on the market at the time for this type of transaction.

  Banco do Brasil S.A. and Banco do Brasil S.A., New York Branch (bank deposit certificate, time deposit and foreign exchange closing contracts). These operations followed the same evaluation criteria, pricing and procedures which guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out to offer more attractive conditions than the conditions offered on the market at the time for this type of transaction.

  Banco Bradesco S.A. (export financing contracts, foreign exchange closing, bank guarantees and derivatives). These operations followed the same evaluation criteria, pricing and procedures which guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out to offer more attractive conditions than the conditions offered on the market at the time for this type of transaction.

  Banco Bradesco Europa S.A. (receivables purchase and sale agreement, dated November 26, 2013). These operations followed the same evaluation criteria, pricing and procedures which guide negotiations with third parties not related to Vale, regardless of their value and characteristics, and were carried out to offer more attractive conditions than the conditions offered on the market at the time for this type of transaction.]

  Transaction with Mitsui in the Coal Business – Heads of Agreement (HoA) (01/21/2021) and Investment Agreement (IA) (04/19/2021):

The value of the transaction is supported by the results of the economic and financial assessments carried out internally and is an important step for Vale to start its process of divestment of coal assets, in line with the Company's focus on prioritizing its core businesses and its ESG agenda. , committed to becoming carbon neutral by 2050 and reducing its Scope 1 and 2 emissions by 33% by 2030. Additionally, the consolidation of the Project Finance will imply that approximately US$300 million per year in operating expenses of the Moatize mine, associated with CLN tariff and currently impacting EBITDA of the Coal Business, will be reclassified as financial expenses, debt amortization, investment in operation maintenance and others, with equivalent increase in EBITDA of the Coal Business.

Within the scope of Vale's decision-making process, the directors indicated by Mitsui did not participate in the deliberation and did not receive any document or information related to the matter for the purposes of recommendation or deliberation on this matter by the competent corporate bodies.

16.4 - Other relevant information - Transactions with related parties

Additional information to Item 16.2

Materiality Criterion

The transactions listed in item 16.2 complied with the materiality criterion equal to or greater than 0.25% of the Company's net equity on December 31, 2021, i.e., equal to or greater than [R$492.6 million] for individual transactions or set of related transactions. [VALE NOTE: CONTROL, PLEASE VALIDATE]

Additionally, notwithstanding the materiality criterion highlighted above, transactions with related party transactions which are material from other aspects regardless of the amount involved in such transaction, were also included.

17. Capital Stock

17.1 - Information about the capital stock

Authorization or approval date	Capital stock value (Reais)	Paid-off term	Number of ordinary shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Issued Capital
02/24/2022	77,300,000,000.00		4,999,040,051	12	4,999,040,063
Capital stock by share class
Preferred share class	Number of shares (Units)	Title
Preferred Class E	12
Type of capital	Subscribed capital stock
02/24/2022	77,300,000,000.00		4,999,040,051	12	4,999,040,063
Capital stock by share class
Preferred share class	Number of shares (Units)	Title
Preferred Class E	12
Type of capital	Paid-off Capital Stock
02/24/2022	77,300,000,000.00		4,999,040,051	12	4,999,040,063
Capital stock by share class
Preferred share class	Number of shares (Units)	Title
Preferred Class E	12
Type of capital	Authorized Capital
6/27/2017	0.00		7,000,000,000	0	7,000,000,000

17.2 - Increase of the capital stock

Justification for non-completion of the chart:

There was no increase in the Company's capital stock in the last three fiscal years.

17.3 - Information about share split, groupings and bonuses

Justification for non-completion of the chart:

There were no splits, groupings or bonuses in the last three fiscal years.

17.4 - Information about reduction of the capital stock

Justification for non-completion of the chart:

There was no reduction in the Company's capital stock in the last three fiscal years.

17.5 - Other relevant information

Cancellation of Shares

According to Relevant Fact disclosed by the Company on September 16, 2021, on that date, the Board of Directors approved the cancellation of 152,016,372 ordinary shares issued by the Company acquired in repurchase programs and held in treasury, with no reduction of the value of the capital stock. As a result of the cancellation, Vale's capital stock changed from 5,284,474,782 shares to 5,132,458,410 shares, divided into 5,132,458,398 ordinary shares and 12 special class preferred shares, all without par value. The shares were effectively canceled on September 21, 2021.

Furthermore, according to Relevant Fact disclosed by the Company on February 24, 2022, on that date, the Board of Directors approved the cancellation of 133,418,347 ordinary shares issued by the Company held in treasury, with no reduction of the value of the capital stock. As a result of the cancellation, Vale's capital stock changed from 5,132,458,410 shares to 4,999,040,063 shares, divided into 4,999,040,051 ordinary shares and 12 special class preferred shares, all without par value. The shares were effectively canceled on Wednesday, March 9, 2022.

The amendment to the Company's Bylaws to reflect the cancellations of shares described above was approved at the Ordinary and Extraordinary General Assembly Meeting held on April 29, 2022.

18. Securities

18.1 - Share rights

Kind of shares or CDA	Common
Tag along	100.000000
Right to dividends

In the terms of Vale's Bylaws and the applicable legislation, shareholders holding common shares will be entitled to receive the dividend in proportion to their interest in the capital stock, after its distribution to the preferred shares.

According to article 41 of Vale's Bylaws, at least 25% of the annual net incomes, adjusted in terms of the law, will be allocated to the payment of dividends.

Right to vote	Full
Convertibility	No
Right to capital reimbursement	Yes
Description of the capital reimbursement characteristics

The shareholders holding common shares will be entitled to reimbursement of the value of their shares in the cases provided in the applicable legislation, in accordance with the terms and deadlines provided therein.

Restriction on trading	No
Conditions for change of the rights guaranteed by such securities

The rights granted to common shares not determined by applicable legislation may be modified upon amendment of the Bylaws, approved at Extraordinary General Meeting, which can be installed upon 1st call only with presence of shareholders representing at least 2/3 of the voting capital, and upon 2nd call, with any number. The amendment will be approved based on the quorums and the conditions set forth in Law No. 6,404, dated December 16, 1976, as amended (“Brazilian Corporate Law”).

Possibility of Redemption of Shares	There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares.
Other relevant characteristics

The Company's Bylaws provide, in case of control alienation, the right to sell the shares under conditions identical to those of the selling controlling shareholder (100% tag along). In addition, the Company's Bylaws provide about a public tender offer in case of acquisition resulting in the ownership of 25% or more of the total common shares issued by the Company or the total capital of the Company (excluding treasury shares) or in case of deliberation for the Company to leave the Novo Mercado (listing segment of B3 Stock Exchange). All other characteristics of the common shares issued by the Company which the Company deems relevant were informed in the items above. For information about restrictions on trading of Vale's shares by related parties, see the description of the Company's Trading Policy in item 20 of this Reference Form.

Kind of shares or CDA	Preferred
Preferred share class	Preferred Class E
Tag along	0.000000
Right to dividends

Special class preferred shares (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in §5, Art. 5 of Vale's Bylaws corresponding to (i) at least 3% of the share equity value, calculated based on the prepared financial statements used as a reference for the payment of dividends or (ii) 6% calculated on the portion of the capital constituted by that class of share, whichever is greater; b) right to participate in the distributed profits, on equal terms with common shares, after having been assured a dividend equal to the minimum priority established in accordance with item “a” above; and c) right to participate in eventual bonuses, on equal terms with common shares, observing the priority established for the distribution of dividends. For further information, see item 18.12 of this Reference Form.

Right to vote	Restricted
Description of the restricted vote

Special class preferred shares (golden shares) have the same political rights as common shares, except for voting for the election of the members of the Administration Board, which will be granted only to special class preferred shares in the cases provided for in §4 and § 5,f article 141 of the Brazilian Corporation Law. Special class preferred shares are also guaranteed the right to elect and remove a member of the Fiscal Council and the respective deputy. The golden shares also have veto rights over certain matters. For further information, see item 18.12 of this Reference Form.

Convertibility	No
Right to capital reimbursement	No
Restriction on trading	Yes
Description of the restriction	The special class preferred shares belong exclusively to the Federal Government.
Conditions for change of the rights guaranteed by such securities

The rights granted to preferred shares not determined by applicable legislation may be modified upon amendment of the Bylaws, approved at Extraordinary General Meeting, which can be installed upon 1st call only with presence of shareholders representing at least 2/3 of the voting capital, and upon 2nd call, with any number. The amendment will be approved based on the quorums and the conditions provided in the Corporation Law. It should also be pointed out that, under the terms of article 7 of the Bylaws, the special class preferred shares will be entitled to the right to veto any modification of the rights attributed to the types and classes of shares issued by the Company, as well as any amendment of article 7, or any of the other rights attributed to special class preferred shares.

Possibility of Redemption of Shares	There is no specific statutory provision for the application of profits or reserves in the redemption or amortization of shares.
Other relevant characteristics	There are no other relevant characteristics not described above.

18.2 - Description of any statutory rules that limit the voting rights of significant shareholders or oblige them to perform public offering

Public Offering for Acquisition due to Disposal of the Company's Control

The direct or indirect sale of the Company's control, either through a single operation or successive operations, must be contracted under the condition the control acquirer to undertake to perform public acquisition offering ("OPA") of common shares with the shares issued by the Company held by the other common shareholders of the Company as object, observing the conditions and deadlines provided in the legislation and regulations in force and in the Regulation of New Market, in order to guarantee equal treatment to that given to the selling controlling shareholder.

Public Offering for Acquisition due to the Acquisition of Relevant Shareholding Interest

In the terms of Vale's Bylaws, any person, shareholder or group of shareholders, who acquires or becomes, or who has become, holder of shares issued by the Company or any reason at amount equal to or greater than 25% of the total of the common shares issued by Vale or the total capital, excluding treasury shares, shall make or request registration, as applicable, within 30 days from the date of acquisition or the event that has resulted in the ownership of shares at amount equal to or greater than the limit stipulated above, of OPA of all common shares issued by the Company, observing the provisions of the applicable CVM regulations, B3 regulations and the terms of the Bylaws.

OPA mentioned above must be (i) addressed indistinctly to all shareholders holding Vale's common shares, (ii) carried out in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions below, and ( iv) paid in cash, in local currency, against the acquisition in the OPA of common shares issued by the Company.

The minimum acquisition price in OPA of each common share issued by the Company must be equal to the higher of the (“Minimum Acquisition Price”):

(i) the economic value determined in the appraisal report. “Economic value” means the value of the Company and its shares that may be determined by a specialized company, using a recognized methodology or based on another criterion that may be defined by CVM;

(ii) 120% of the weighted average unit price of common shares issued by the Company during the period of 60 trading sessions prior to OPA; and

(iii) 120% of the highest price paid by the acquiring shareholder in the 12 months prior to the achievement of relevant equity interest.

The realization of OPA mentioned above will not exclude the possibility of another shareholder of the Company, or, if applicable, the Company itself, to formulate competing OPA, under the terms of the applicable regulations.

The person, the shareholder or the group of shareholders will be obliged to comply with any ordinary requests or the requirements of CVM and B3 related to OPA within the maximum periods stipulated in the applicable regulations.

Additionally, any person, shareholder or group of shareholders, who acquires or becomes the holder of other rights, including usufruct or trust, over the common shares issued by the Company at amount equal to or greater than 25% of the total common shares issued by Vale or the total capital, excluding treasury shares, will also be obliged, within 60 days from the date of such acquisition or the event that resulted in the ownership of such rights over common shares at amount equal to or greater than 25 % of the total number of common shares issued by the Company or of the total capital, excluding treasury shares, to provide or request registration, as applicable, of OPA under the terms described above.

The obligations mentioned above do not apply in case a shareholder or a group of shareholders becomes the holder of shares issued by Vale at amount greater than 25% of the total of the common shares issued by it or the total capital, excluding treasury shares, as a result of (a) incorporation of another company by Vale, (b) incorporation of shares of another company by Vale, or (c) subscription of shares of Vale, carried out in a single primary issue, which has been approved at the Company's General Meeting called by its Administration Board, and the proposal of capital increase of which has determined stipulation of the issue price of the shares based on the economic value obtained from an economic-financial appraisal report of the Company made by a specialized institution or company with proven experience in valuation of publicly-held companies.

For the purposes of calculation of of 25% of the total common shares issued by Vale or the total capital, involuntary increases in shareholding resulting from the cancellation of treasury shares, buyback of shares or reduction of capital stock of the Company with the cancellation of shares will not be computed.

Notwithstanding the foregoing, if CVM regulation applicable to OPA determines adoption of calculation criterion for the establishment of the acquisition price of each Company's share in OPA which results in acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in the execution of OPA.

In case any person, shareholder or a Group of Shareholders does not meet the obligation to carry out a public offer for the acquisition of shares in accordance with the rules, procedures and provisions set forth above ("Default Shareholder"), including regarding fulfillment of the maximum deadlines for performance or request of the offer registration, or fulfillment of any CVM requirements:

(i)	the Company's Administration Board will call an Extraordinary General Meeting, at which the Default Shareholder will not be able to vote, to deliberate on the suspension of the Default Shareholder's rights, as provided in Article 120 of Law 6,404/76; and

(ii)	the Default Shareholder will be required, in addition to the obligations to carry out the public acquisition offer in question under the terms set forth herein, to cause the acquisition price of each common share of the Company in the offer to be increased by 15% in relation to the minimum price of acquisition fixed for the aforementioned public acquisition offer.

Leaving the New Market

The removal of Vale from the New Market., whether by voluntary or compulsory act or as a result of corporate reorganization, must follow the rules in the New Market Regulation.

Notwithstanding the provisions of the New Market Regulation, voluntary delisting from New Market must be preceded by a public offer for the acquisition of shares which observes the procedures provided in the regulation edited by CVM on public offers for the acquisition of shares for cancellation of the registration as a publicly held company and the following requirements:

(i)           the price offered must be fair, and request for a new valuation of the Company is possible, as set forth in Law 6,404/76;

(ii)          shareholders holding more than 1/3 of the outstanding shares must accept the public offer for the acquisition of shares or expressly agree with the removal from the segment without selling the shares.

For the purposes of the foregoing, outstanding shares are considered only those whose holders expressly agree with the delisting from New Market or qualify for the auction of the public offer for the acquisition of shares, in accordance with the regulations issued by CVM applicable to the public acquisition offers of publicly-traded company for registration cancellation.

There may be voluntary delisting from New Market regardless of the public offering mentioned above, in case of waiver approved at a general meeting, in the terms of the New Market Regulation.

Additional Information

The Company will not register any transfer of common shares to the acquirer or to those who come to hold the power of Control while they do not comply with the provisions in the Company's Bylaws. In addition, no shareholders' agreement providing for the exercise of controlling power may be registered at Vale's headquarters while its signatories do not comply with the provisions in the Bylaws.

18.3 - Description of exceptions and suspensive clauses related to property or political rights provided in the bylaws

In case any person, shareholder or a group of shareholders does not comply with the obligation to make OPA in accordance with the rules, procedures and provisions set forth in the Company's Bylaws ("Default Shareholder"), including regarding fulfillment of the maximum deadlines for performance or request of registration of the offer, or fulfillment of any CVM requirements, the Company's Administration Board will call an Extraordinary General Meeting, in which the Default Shareholder will not be able to vote, to deliberate on the suspension of the rights of the Default Shareholder, as provided in Article 120 of Law 6,404/76.

18.4 - Trading volume, daily average and highest and lowest quotations of the traded securities

Fiscal year	12/31/2021
Quarter	Security	Species	Class	Market	Administrative entity	Traded financial volume (Reais)	Average Daily Quotation (Brazilian Reais)	Higher value quotation (Reais)	Lower quotation value (Reais)	Quotation Factor
03/31/2021	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	166,394,695,396.34	97.60	102.32	82.70	R$ per Unit
06/30/2021	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	165,155,961,880.08	113.22	118.72	97.39	R$ per Unit
9/30/2021	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	119,735,546,971.68	77.09	117.30	74.85	R$ per Unit
12/31/2021	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	118,747,073,062.08	78.24	81.62	62.33	R$ per Unit

Fiscal year	12/31/2020
Quarter	Security	Species	Class	Market	Administrative entity	Traded financial volume (Reais)	Average Daily Quotation (Brazilian Reais)	Higher value quotation (Reais)	Lower quotation value (Reais)	Quotation Factor
3/31/2020	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	84,284,577,585	44.57	52.69	31.32	R$ per Unit
6/30/2020	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	80,949,942,047	45.24	51.62	37.20	R$ per Unit
9/30/2020	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	105,986,306,084	55.49	57.92	50.10	R$ per Unit
12/31/2020	Shares	Common		Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	125,473,530,472	68.04	84.02	55.81	R$ per Unit

Fiscal year	12/31/2019
Quarter	Security	Species	Class	Market	Administrative entity	Traded financial volume (Reais)	Average Daily Quotation (Brazilian Reais)	Higher value quotation (Reais)	Lower quotation value (Reais)	Quotation Factor

03/31/2019	Shares	Common	Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	1,265,130,863	47.61	54.70	40.51	R$ per Unit
6/30/2019	Shares	Common	Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	909,205,738	49.03	52.01	45.20	R$ per Unit
9/30/2019	Shares	Common	Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	922,390,703	46.93	52.27	41.70	R$ per Unit
12/31/2019	Shares	Common	Exchange	BM&FBOVESPA S.A.–Bolsa de Valores, Mercadorias e Futuros	852,947,376	48.27	53.60	43.94	R$ per Unit

18.5 - Description of the other securities issued in Brazil

Security	Debentures
Identification of the security	9th Issuance debentures
Date of issue	8/15/2015
Number (Units)	1,000,000
Overall nominal value (Reais)	R$ 550,000,000.00
Outstanding debt balance on the closing date of the last fiscal year	R$791,582,722.31
Restriction on trading	No
Convertibility	No
Possibility for redemption

If it is legally permitted to carry out early redemption of the Debentures under the terms of the applicable legislation, including by virtue of the regulation by the National Monetary Council of the possibility of redemption provided in Law 12,431, the Company may, at its sole discretion, carry out an optional offer of early redemption, in whole or in part, of the outstanding Debentures, in general or by series, with cancellation of such Debentures, which will be addressed to all Debenture Holders under equal conditions.

Since January 1, 2021, through CVM Instruction 620 (“CVM 620”), acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion.

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the main conditions of the debentures will depend on the approval of debenture holders representing at least 90% of the outstanding Debentures.
Other relevant characteristics

The debentures were the object of a public offering carried out by the Company in Brazil, pursuant to CVM Instruction 400.

For information about the number of investors in this security, see item 18.12.

Security	Debentures
Identification of the security	8th Issuance debentures
Date of issue	1/15/2014
Number (Units)	1,000,000
Overall nominal value (Reais)	R$1,000,000,000.00
Outstanding debt balance on the closing date of the last fiscal year	R$677,604,654.61
Restriction on trading	No
Convertibility	No
Possibility for redemption

If it is legally permitted to carry out early redemption of the Debentures, under the terms of the applicable legislation, including by virtue of the regulation, by the National Monetary Council, of the possibility of redemption provided in Law 12,431, the Company may, at its sole discretion, carry out an optional offer of early redemption, in whole or in part, of the outstanding Debentures, in general or by series, with cancellation of such Debentures, which will be addressed to all Debenture Holders under equal conditions.

Since January 1, 2021, through ICVM 620, acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion.

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the main conditions of the debentures will depend on the approval of debenture holders representing at least 90% of the outstanding Debentures.
Other relevant characteristics

The debentures were the object of a public offering carried out by the Company in Brazil, pursuant to CVM Instruction 400.

For information about the number of investors in this security, see item 18.12.

Security	Debentures
Identification of the security	Participative Debentures 6th Issuance (CVRDA6)
Date of issue	07/08/1997
Number (Units)	388,559,056
Overall nominal value (Reais)	R$3.885.590,56
Outstanding debt balance on the closing date of the last fiscal year	R$ 19,077,902,810.48
Restriction on trading	No
Convertibility	No
Possibility for redemption

On March 19, 2021, through the General Meeting of Debenture Holders, the Company amended the Deed of Issue and started to allow acquisition of participating debentures, provided that the provisions of article 55, paragraph 3 of Law 6,404/76 and the applicable CVM regulation.

The debentures acquired by the issuer may, at its discretion, be canceled, remain in treasury or be placed on the market again. Debentures held in treasury will not have the right to vote at General Meetings of Debenture Holders, or to pay in cash, and if and when placed back on the market, they will be entitled to the same economic and political rights applicable to other debentures. The companies controlled by the Company may acquire the debentures in the market.

Since January 1, 2021, through ICVM 620, acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the conditions of the debentures will depend on the approval of debenture holders representing the absolute majority of the outstanding debentures. The debentures will expire in case of extinction of the total mining rights covered by the Deed, including due to the exhaustion of the mineral reserves listed or of the reserves that replace them. In this case, the Issuer (Vale) undertakes to settle the outstanding debentures at their updated par value in accordance with the provisions of the Deed of Issue, without premium.
Other relevant characteristics	Due to system restrictions, the “Other Relevant Characteristics” are stated in item 18.12 of this Reference Form.

Security	Debentures
Identification of the security	Debentures BNDESPAR – 1st Issuance
Date of issue	12/17/2007
Quantity	65,510
Overall nominal value	R$650.510.000,00
Outstanding debt balance on the closing date of the last fiscal year	R$388.495.611,06
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None.

Possibility for redemption

I. Redemption cases:

Vale shall promote early redemption of all (and not less than all) outstanding debentures within 30 days from the occurrence of the following events:

a)     termination of the sub-concession agreement entered into between Vale Engenharia, Construções e Ferrovias S.A., a public company, in the form of joint-stock company, linked to the Ministry of Transport, and FNS for the administration and operation of the public railway cargo transport service on Ferrovia Norte e Sul - FNS, resulting from expiry, expropriation, rescission, agreement between the parties, annulment of the sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

b)     intervention, by the Granting Authority, in the sub-concession or concession for the administration and operation of the public service of railway cargo transport on Ferrovia Norte e Sul - FNS granted to FNS.

II. Formula for calculation of the redemption value:

On the date of the redemption payment, Vale must settle the debentures which are still outstanding, at their unamortized unit face value, plus the unamortized capitalized amount, as well as the compensatory interest capitalized every six months on the 15th of the month of June and December of each year for a grace period of 4 years from the date of issuance and not yet amortized and remuneration in the amount of 0.8% per year above the TJLP, levied up to that date (“Redemption Amount”).

The Redemption Amount will be increased by 20% if (i) the termination referred to in item "a" above is due to the expiry of the concession or sub-concession and (ii) when the cancellation of the aforementioned concession or sub-concession arises from attributable act, as determined in an administrative proceeding, to Vale Logística or FNS.

Since January 1, 2021, through ICVM 620, acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion.

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the conditions of the Debentures of this issue will depend on the approval of debenture holders representing at least 50% plus 1 Debenture of the outstanding Debentures. For the purposes of constitution of quorum, those eventually belonging to Vale will be excluded from the number of Debentures.
Other relevant characteristics	On June 23, 2015, VALE and BNDESPAR signed an amendment to the aforementioned Deed of Issue, in order to exclude (i) the possibility of interchangeability of the Debentures into shares issued by VLI, as well as excluding the entirety of the obligations of VLI and FNS in the aforementioned Deed of Issue, granting, free of charge, to BNDESPAR options to purchase a certain number of common shares issued by VLI held by Vale. The option was fully exercised in December 2020.

Security	Debentures
Identification of the security	Debentures BNDESPAR – 2nd Issuance
Quantity	38,520 debentures
Overall nominal value	R$385.200.000,00
Outstanding debt balance on the closing date of the last fiscal year	R$197.984.426,70
Date of issue	10/15/2009
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None

Possibility for redemption

I. Redemption cases:

Vale shall promote early redemption of all (and not less than all) outstanding debentures within 30 (thirty) days from the occurrence of the following events:

a)     termination of the sub-concession agreement entered into between Valec Engenharia, Construções e Ferrovias S.A., a public company, in the form of joint-stock company, linked to the Ministry of Transport, and FNS for the administration and operation of the public railway cargo transport service on Ferrovia Norte e Sul - FNS, resulting from expiry, expropriation, rescission, agreement between the parties, annulment of the sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

b)     intervention, by the Granting Authority, in the sub-concession or concession for the administration and operation of the public service of railway cargo transport on Ferrovia Norte e Sul - FNS granted to FNS.

II. Formula for calculation of the redemption value:

On the date of the redemption payment, Vale must settle the debentures which are still outstanding, at their unamortized unit face value, plus the unamortized capitalized amount, as well as the compensatory interest capitalized every six months on the 15th of the month of June and December of each year for a grace period of 4 years from the date of issuance and not yet amortized and remuneration in the amount of 0.8% per year above the TJLP, levied up to that date (“Redemption Amount”).

The Redemption Amount will be increased by 20% (twenty percent) if (i) the termination referred to in item "a" above is due to the expiry of the concession or sub-concession and (ii) when the cancellation of the aforementioned concession or sub-concession arises from attributable act, as determined in an administrative proceeding, to Vale Logística or FNS.

Since January 1, 2021, through ICVM 620, acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion.

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the conditions of the Debentures of this issue will depend on the approval of debenture holders representing at least 50% plus 1 Debenture of the outstanding Debentures. For the purposes of constitution of quorum, those eventually belonging to Vale will be excluded from the number of Debentures.
Other relevant characteristics	On June 23, 2015, VALE and BNDESPAR signed an amendment to the aforementioned Deed of Issue, in order to exclude (i) the possibility of interchangeability of the Debentures into shares issued by VLI, as well as excluding the entirety of the obligations of VLI and FNS in the aforementioned Deed of Issue, granting, free of charge, to BNDESPAR options to purchase a certain number of common shares issued by VLI held by Vale. The option was fully exercised in December 2020.

Security	Debentures
Identification of the security	Debentures BNDESPAR – 3rd Issuance
Date of issue	06/09/2011
Quantity	35,712 debentures
Overall nominal value	R$357.120.000,00
Outstanding debt balance on the closing date of the last fiscal year	R$164.068.079,92
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None.

Possibility for redemption

I. Redemption cases:

Vale shall promote early redemption of all (and not less than all) outstanding debentures within 30 (thirty) days from the occurrence of the following events:

a)     termination of the sub-concession agreement entered into between Valec Engenharia, Construções e Ferrovias S.A., a public company, in the form of joint-stock company, linked to the Ministry of Transport, and FNS for the administration and operation of the public railway cargo transport service on Ferrovia Norte e Sul - FNS, resulting from expiry, expropriation, rescission, agreement between the parties, annulment of the sub-concession or concession or declaration of nullity of the administrative bidding procedure; and

b)     intervention, by the Granting Authority, in the sub-concession or concession for the administration and operation of the public service of railway cargo transport on Ferrovia Norte e Sul - FNS granted to FNS.

II. Formula for calculation of the redemption value:

On the date of the redemption payment, Vale must settle the debentures which are still outstanding, at their unamortized unit face value, plus the unamortized capitalized amount, as well as the compensatory interest capitalized every six months on the 15th of the month of June and December of each year for a grace period of 4 years from the date of issuance and not yet amortized and remuneration in the amount of 0.8% per year above the TJLP, levied up to that date (“Redemption Amount”).

The Redemption Amount will be increased by 20% (twenty percent) if (i) the termination referred to in item "a" above is due to the expiry of the concession or sub-concession and (ii) when the cancellation of the aforementioned concession or sub-concession arises from attributable act, as determined in an administrative proceeding, to Vale Logística or FNS.

Since January 1, 2021, through ICVM 620, acquisition by issuing companies, of debentures of their own issuance at amount greater than the par value is allowed. This mechanism may be executed by the Company at its sole discretion.

Characteristics of the securities	Due to system restrictions, the “Securities Characteristics” are stated in item 18.12 of this Reference Form.
Conditions for change of the rights guaranteed by such securities	Any changes in the conditions of the Debentures of this issue will depend on the approval of debenture holders representing at least 50% plus 1 Debenture of the outstanding Debentures. For the purposes of constitution of quorum, those eventually belonging to Vale will be excluded from the number of Debentures.
Other relevant characteristics	On June 23, 2015, VALE and BNDESPAR signed an amendment to the aforementioned Deed of Issue, in order to exclude (i) the possibility of interchangeability of the Debentures into shares issued by VLI, as well as excluding the entirety of the obligations of VLI and FNS in the aforementioned Deed of Issue, granting, free of charge, to BNDESPAR options to purchase a certain number of common shares issued by VLI held by Vale. The option was fully exercised in December 2020.

18.5-A - Number of holders of each type of security described in item 18.5, as determined at the end of the previous year, which are: (i) individuals; (ii) legal entities; (iii) institutional investors.

Justification for non-completion of the chart:

Due to system limitations, information about this item was inserted in item 18.12 of this Reference Form.

18.6 - Brazilian markets in which the securities are admitted to trading

The main trading market for the Company's common shares without par value is B3 S.A. – Brasil, Bolsa, Balcão (“B3”), traded in the New Market segment, under code VALE3.

The Company's debentures are registered for trading on the secondary market through (i) NoMe - New Market system, in segment CETIP UTVM, and (ii) PUMA Trading System Platform - Unified Multi-Asset, both administered and operated by B3.

18.7 - Information about the class and type of security admitted to trading on foreign markets

Security	Common Shares
Identification of the security	XVALO
Country	Spain
Security market	LATIBEX
Market administrative entity	Madrid Stock Exchange
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	0.01%
Date admitted to trading	02/08/2000
Listing start date	02/08/2000
Trading segment	Yes
Trading segment description	Stock Exchange
Proportion of certificates of deposit abroad in relation to each class and type of shares	Yes
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	Each XVALO represents 1 common share issued by the Company
Escrow bank	No
Description of the Escrow bank	N/A
Custodian institution	No
Description of the custodian institution	N/A

Security	Bonds
Identification of the security	VALE26 (reopening)
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	02/06/2017
Listing start date	02/06/2017
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	VALE26
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	08/10/2016
Listing start date	08/10/2016
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	VALE42
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	09/11/2012
Listing start date	09/11/2012
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	VALE39 (reopening)
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	09/15/2010
Listing start date	09/15/2010
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	CVRD39
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	11/10/2009
Listing start date	11/10/2009
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	CVRD36

Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	11/21/2006
Listing start date	11/21/2006
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	CVRD34B (reopening)
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	11/02/2005
Listing start date	11/02/2005
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	CVRD34
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	01/15/2004
Listing start date	01/15/2004
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	Bonds
Identification of the security	Vale Canada2032
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC

Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	09/23/2002
Listing start date	09/23/2002
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

Security	American Depositary Shares (ADSs) / American Depositary Receipts (ADRs)
Identification of the security	VALE
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	54,01%
Date admitted to trading	03/15/2000
Listing start date	03/15/2000
Trading segment	Yes
Trading segment description	Stock Exchange
Proportion of certificates of deposit abroad in relation to each class and type of shares	Yes
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	Each ADS VALE represents one common share issued by the Company.
Escrow bank	Yes
Description of the Escrow bank	Citibank N.A.
Custodian institution	Yes
Description of the custodian institution	Banco Bradesco S.A.

Security	Bonds
Identification of the security	VALE30
Country	United States of America
Security market	New York Stock Exchange
Market administrative entity	Securities Exchange Commission – SEC
Percentage of the trading volume abroad in relation to the total trading volume of each class and type in the last year	100%
Date admitted to trading	07/08/2020
Listing start date	07/08/2020
Trading segment	No
Trading segment description	N/A
Proportion of certificates of deposit abroad in relation to each class and type of shares	No
Description of proportion of certificates of deposit abroad in relation to each class and type of shares	N/A
Deposit bank	Yes
Description of the Escrow bank	Bank of New York
Custodian institution	Yes
Description of the custodian institution	Bank of New York

18.8 - Bonds issued abroad

Security	Securities Deposit Certificates
Identification of the security	ADS (American Depositary Shares) VALE
Jurisdiction	United States
Date of issue	03/15/2002
Number (Units)	1,509,532,682
Overall nominal value (Reais)	114,772,788,877.82
Restriction on trading	No
Outstanding debt balance on the closing date of the last fiscal year	0.00
Convertibility	Yes
Condition of the convertibility and effects on the social capital	1 VALE ADS corresponds to 1 common share issued by the Company, and the conversion has no effect on the capital stock.
Possibility for redemption	No
Characteristics of the debt securities	-
Conditions for change of the rights guaranteed by such securities	None.
Other relevant characteristics

VALE ADSs are traded on the New York Stock Exchange (NYSE), under code VALE. ADSs are represented by ADRs (American Depositary Receipts) issued by the depositary, Citibank N.A.

Each ADS VALE corresponds to one common share issued by the Company.

In the “Quantity” field above, the outstanding ADSs on December 31, 2021 were considered.

The “Global Nominal Value” above was determined considering the informed number of ADSs, the closing price of ADS on December 30, 2021, observing the average conversion rate to Reais for 2021 (exchange rate 5.40 BRL/USD and price of US$14.08).

18.9 - Public distribution offers made by the issuer or third parties, including controllers and affiliated and controlled companies, related to the issuer's securities

For information about issuance of Vale's subsidiaries and affiliates, see item 18.12.

2021

According to Material Facts disclosed on March 2 and 29, 2021 by the Company and disclosed in the 2021 Reference Form, this was informed by the National Bank for Economic and Social Development - BNDES ("BNDES") and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) on the launch of the public offering of secondary distribution of participative debentures, of the subordinated type, of the sixth issue of Vale owned by BNDES, BNDESPAR and the Federal Government (“Debentures”, “Secondary Offer” and “Offerers”, respectively).

The Secondary Offering of 214,329,234 Debentures was priced, 141,727,784 Debentures of which held by the Federal Government, 62,001,000 Debentures held by BNDES and 10,600,450 Debentures held by BNDESPAR. The price per Debentures was set at R$53.50, making the total amount in the Secondary Offering of R$11,466,614,019.00.

The Secondary Offering was made in Brazil, with restricted placement efforts, in the non-organized over-the-counter market, pursuant to Instruction of the Securities and Exchange Commission No. 476, dated January 16, 2009, as amended, and other applicable regulations, and overseas placement efforts were undertaken pursuant to Rule 144A and Regulation S issued by the U.S. Securities and Exchange Commission.

2020

Not applicable, considering that in the referred fiscal year, there were no public distribution offers made by Vale S.A. or a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2019

Not applicable, considering that in the referred fiscal year, there were no public distribution offers made by Vale S.A. or a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

18.10 - Public Offerings for the Distribution of Securities

a.       how the funds resulting from the offer were used

For information about emissions from Vale's subsidiaries and affiliates, see item 18.12.

2021

Not applicable, considering that the offer that took place in this fiscal year, described in item 18.9 above, was entirely secondary offer, and the Company did not receive any funds from it. All resources were owned by the Offerors (BNDES, BNDESPAR and Federal Government).

2020

Not applicable, considering that in the referred fiscal year, there were no public distribution offers made by the Company or a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

2019

Not applicable, considering that in the referred fiscal year, there were no public distribution offers made by the Company or a third party, including controllers and affiliated and controlled companies, related to the Company's securities.

b.       whether there were relevant deviations between the effective application of the resources and the application proposals disclosed in the memorandums of the respective distribution

Not applicable since, in the last three fiscal years, the Company did not receive funds from distributions made by the Company or third parties, including controllers and associated and controlled companies, related to the Company's securities.

c.       if there have been deviations, the reasons for such deviations

Not applicable, once there were no deviations.

18.11 - Description of the public acquisition offers made by the issuer related to shares issued by third parties

In the last 3 (three) fiscal years, the Company did not carry out public acquisition offers related to shares issued by third parties.

18.12 – Other relevant information

Additional clarifications to Item 18.5-A

Regarding the information required in item 18.5-A of Annex C to CVM Resolution No. 80/22, the Company clarifies that, although efforts have been made for that, it was not possible to obtain segregation between classes of investors for all listed securities in Item 18.5 of this Reference Form with the institutions responsible for this control, due to the current lack of systems that provide reports comprehending such information.

However, for the 9th Issue Debentures, 8th Issue Debentures and Participatory Debentures (CVRDA6), it was possible to obtain the total number of investors per security from the institutions responsible for this control, as described in the table below:

Security	Number of Investors (individuals, legal entities and/or institutional investors)
9th Issuance debentures	5,476
8th Issuance debentures	4,267
Participative Debentures 6th Issuance (CVRDA6)	43,268

Additional Information to Items 18.1, 18.7 and 18.8

Preferred Shares

Due to system restrictions, the following additional information about the Class E preferred shares issued by the Company is described below:

Right to dividends

Special class preferred shares (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in §5, Art. 5 of Vale's Bylaws corresponding to (i) at least 3% of the share equity value, calculated based on the prepared financial statements used as a reference for the payment of dividends or (ii) 6% calculated on the portion of the capital constituted by that class of share, whichever is greater; b) right to participate in the distributed profits, on equal terms with common shares, after having been assured a dividend equal to the minimum priority established in accordance with item “a” above; and c) right to participate in eventual bonuses, on equal terms with common shares, observing the priority established for the distribution of dividends. According to the Bylaws, at least 25% of the annual net incomes, adjusted in terms of the law, will be allocated to the payment of dividends.

Description of the restricted vote

Special class preferred shares (golden shares) have the same political rights as common shares, except for voting for the election of the members of the Administration Board, which will be granted only to special class preferred shares in the cases provided for in §4 and § 5,f article 141 of the Brazilian Corporation Law. Special class preferred shares are also guaranteed the right to elect and remove a member of the Fiscal Council and the respective alternate. The golden shares also have veto rights over the following matters: (i) change of corporate name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or termination of activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, deposits, mines; (b) railroads; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the types and classes of shares issued by Vale provided in the Bylaws; and (vii) any modification of article 7 of the Bylaws or any the other rights attributed in the Bylaws to the special class share. Special class preferred shares will acquire full and unrestricted voting rights if the Company fails to pay, for a period of three consecutive fiscal years, the minimum dividends granted to the preferred shares they are entitled to under the terms of §5,f Art. . 5 of the Company's Bylaws.

Golden Shares

To what refers to the description of the right to dividends, special class preferred shares (golden shares) are entitled to the following rights: a) priority in receiving dividends mentioned in §5, Art. 5 of Vale's Bylaws corresponding to (i) at least 3% of the share equity value, calculated based on the prepared financial statements used as a reference for the payment of dividends or (ii) 6% calculated on the portion of the capital constituted by that class of share, whichever is greater; b) right to participate in the distributed profits, on equal terms with common shares, after having been assured a dividend equal to the minimum priority established in accordance with item “a” above; and c) right to participate in eventual bonuses, on equal terms with common shares, observing the priority established for the distribution of dividends. According to the Bylaws, at least 25% of the annual net incomes, adjusted in terms of the law, will be allocated to the payment of dividends.

To what refers to the description of restricted vote, special class preferred shares (golden shares) have the same political rights as common shares, except for voting for the election of the members of the Administration Board, which will be granted only to special class preferred shares in the cases provided for in §4 and § 5,f article 141 of the Brazilian Corporation Law. Special class preferred shares are also guaranteed the right to elect and remove a member of the Fiscal Council and the respective alternate. The golden shares also have veto rights over the following matters: (i) change of corporate name; (ii) change of registered office; (iii) change in the corporate purpose with regard to mineral exploration; (iv) liquidation of Vale; (v) disposal or termination of activities of any or all of the following stages of Vale's integrated iron ore system: (a) mineral deposits, deposits, mines; (b) railroads; (c) ports and maritime terminals; (vi) any modification of the rights attributed to the types and classes of shares issued by Vale provided in the Bylaws; and (vii) any modification of article 7 of the Bylaws or any the other rights attributed in the Bylaws to the special class share. Special class preferred shares will acquire full and unrestricted voting rights if the Company fails to pay, for a period of three consecutive fiscal years, the minimum dividends granted to the preferred shares they are entitled to under the terms of §5,f Art. . 5 of the Company's Bylaws.

Additional information to Item 18.5

Maturity and payment of debentures

According to Notice to the Company's Debenture Holders dated August 14, 2020, Vale paid interest and principal of the 1st Series debentures of the 9th Issue on August 17, 2020, through Banco Bradesco S.A., the debenture settlement bank. Due to the maturity, the 1st Series debentures of the 9th Issue are no longer traded on the market.

However, Vale clarifies that, as the debentures of the 2nd Series of the 9th Issue are still outstanding, with expected maturity date on August 15, 2022, the tables with information regarding this issue have not been changed.

According to Notice to the Company's Debenture Holders, Vale paid interest and principal of the 1st Series debentures of the 8th Issue on January 15, 2021, through Banco Itaú S.A., the debenture settlement bank. Due to the maturity, the 1st Series debentures of the 8th Issue are no longer traded on the market.

However, Vale clarifies that, as the 2nd, 3rd and 4th Series debentures of the 8th Issue are still outstanding, with expected maturity dates on January 15, 2024, 2026 and 2029, respectively, the tables with information regarding this issue have not been changed.

System Restrictions

Due to system restrictions, the following additional information about the securities issued by the Company is described below:

Security	9th Issuance debentures
Characteristics of the securities

Simple, nominative and book-entry debentures, of the unsecured type, in 2 series, as follows: (i) the 1st series composed of 800,000 debentures, adjusted by IPCA, with remunerative interest of 6.6232% p.a. and due on 08/15/2020; (ii) the 2nd series composed of 550,000 debentures, adjusted to IPCA, with remunerative interest of 6.6252% p.a. and due on 08/15/2022.

Main Automatic Early Maturity Events: I. default of a pecuniary obligation owed to Debenture Holders under the terms of the Deed of Issue, not remedied within 2 business days from the date of default; II. any form of transfer or promise to transfer by the Company to third parties, in whole or in part, of any of its obligations under the Deed of Issue, unless prior authorized by the Debenture Holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if the liquidation, dissolution and/or termination results from an operation that does not constitute a Default Event , under the terms allowed in item VII of “Non-Automatic Early Maturity Events”; and other cases provided in the Deed of Issue.

Main Non-Automatic Early Maturity Events: I. default by the Company of any non-monetary obligation provided in the Deed of issue, not remedied within 60 days from the date of default, except when there is a specific cure period or for any of the other Default Events (as defined in the Deed of issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least the majority of outstanding Debentures; III. alteration of the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities; IV. proof that any of the statements made by the Company in the Deed of issue are false or incorrect in any material aspect; V. default by the Company or Relevant Subsidiary, which has not been remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding at amount equal to or greater than R$250,000,000.00, updated annually by IGPM, or its equivalent in other currencies, provided that such default results in the effective early maturity of said Debt; VI. statement of bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of issue); (b) request for self-bankruptcy made by the Company and/or any relevant subsidiary; (c) application for bankruptcy of the Company and/or any relevant subsidiary, formulated by third parties, not eliminated within the legal deadline; or (d) request for judicial or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other cases provided in the Deed of issue.

Any restrictions imposed on the issuer in relation:

▪ to the distribution of dividends: None.

▪ to disposal of given assets: Vale may not dispose of all or substantially all of its assets, or its mining properties, unless (a) prior authorized by Debenture Holders representing at least the majority of outstanding Debentures; or (b) the Debenture Holders who so desire, observing the terms and terms of the Deed of Issue, have been assured the redemption of the Debentures they hold, or (c) satisfied and fulfilled all requirements determined in the Deed of Issue, which include, but are not limited to, consent and fulfillment of all obligations in the Deed of Issue by the company receiving the assetsto contracting of new debts: None.

▪ to the issuance of new securities: None.

▪ to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: consist early maturity events: (a) reduction of the Company's capital stock, unless prior authorized by the debenture holders, (b) transformation of the Company's corporate form from a joint stock company to a limited liability company, (c) spin-off, merger, incorporation (only when the Company is the merged company ) or merger of shares (only when the shares issued by the Company are merged) into the Company, except upon approval by the Debenture Holders or under the terms provided for in the Deed of Issue; (d) alteration of the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities.

Trustee: Pentágono S.A. Bonds and Securities Distributor Main contract duties: (i) monitor the frequency in the provision of mandatory information, warning Debenture Holders about possible omissions or untruth in such information; (ii) issue opinion on the sufficiency of the information about the proposed amendments to the conditions of the Debentures; (iii) request, when necessary, an extraordinary audit of the Company; and (iv) call, when necessary, a general meeting of Debenture Holders.

Security	8th Issuance debentures
Characteristics of the securities

Simple, nominative and book-entry debentures, of the unsecured type, in 4 series, as follows: (i) the 1st series composed of 600,000 debentures, adjusted by IPCA, with remunerative interest of 6.46% p.a. and due on 01/15/2021; (ii) the 2nd series composed of 150,000 debentures, adjusted by IPCA, with remunerative interest of 6.57% p.a. and maturity on 01/15/2024; (iii) the 3rd series composed of 100,000 debentures, adjusted by IPCA, with remunerative interest of 6.71% p.a. and due on 01/15/2026; and (iv) the 4th series composed of 150,000 debentures, adjusted by IPCA, with remunerative interest of 6.78% p.a. and due on 01/15/2029.

Main Automatic Early Maturity Events: I. default of a pecuniary obligation owed to Debenture Holders under the terms of the Deed of Issue, not remedied within 2 business days from the date of default; II. any form of transfer or promise to transfer by the Company to third parties, in whole or in part, of any of its obligations under the Deed of Issue, unless prior authorized by the Debenture Holders representing at least 90% of the outstanding Debentures; III. liquidation, dissolution or termination of the Company, except if the liquidation, dissolution and/or termination results from an operation that does not constitute a Default Event , under the terms allowed in item VII of “Non-Automatic Early Maturity Events”; and other cases provided in the Deed of Issue.

Main Non-Automatic Early Maturity Events: I. default by the Company of any non-monetary obligation provided in the Deed of issue, not remedied within 60 days from the date of default, except when there is a specific cure period or for any of the other Default Events (as defined in the Deed of issue); II. reduction of the Company's capital stock, unless previously authorized by Debenture Holders representing at least the majority of outstanding Debentures; III. alteration of the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities; IV. proof that any of the statements made by the Company in the Deed of issue are false or incorrect in any material aspect; V. default by the Company or Relevant Subsidiary, which has not been remedied, of any contract, instrument or document evidencing Indebtedness (as defined in the Deed of Issue) outstanding at amount equal to or greater than R$250,000,000.00, updated annually by IGPM, or its equivalent in other currencies, provided that such default results in the effective early maturity of said Debt; VI. statement of bankruptcy of the Company and/or any relevant subsidiary (as defined in the Deed of issue); (b) request for self-bankruptcy made by the Company and/or any relevant subsidiary; (c) application for bankruptcy of the Company and/or any relevant subsidiary, formulated by third parties, not eliminated within the legal deadline; or (d) request for judicial or extrajudicial recovery of the Company and/or any relevant subsidiary, regardless of the granting of the respective request, and other cases provided in the Deed of issue.

Any restrictions imposed on the issuer in relation to:

▪ to the distribution of dividends: None.

▪ to disposal of given assets: Vale may not dispose of all or substantially all of its assets, or its mining properties, unless (a) prior authorized by Debenture Holders representing at least the majority of outstanding Debentures; or (b) the Debenture Holders who so desire, observing the terms and terms of the Deed of Issue, have been assured the redemption of the Debentures they hold, or (c) satisfied and fulfilled all requirements determined in the Deed of Issue, which include, but are not limited to, consent and fulfillment of all obligations in the Deed of Issue by the company receiving the assets to contracting of new debts: None.

▪ to the issuance of new securities: None.

▪ to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: consist early maturity events: (a) reduction of the Company's capital stock, unless prior authorized by the debenture holders, (b) transformation of the Company's corporate form from a joint stock company to a limited liability company, (c) spin-off, merger, incorporation (only when the Company is the merged company ) or merger of shares (only when the shares issued by the Company are merged) into the Company, except upon approval by the Debenture Holders or under the terms provided for in the Deed of Issue; (d) alteration of the Company's corporate purpose, provided that, as a result, the Company ceases to engage in mining activities.

Trustee: Pentágono S.A. Bonds and Securities Distributor Main contract duties: (i) monitor the frequency in the provision of mandatory information, warning Debenture Holders about possible omissions or untruth in such information; (ii) issue opinion on the sufficiency of the information about the proposed amendments to the conditions of the Debentures; (iii) request, when necessary, an extraordinary audit of the Company; and (iv) call, when necessary, a general meeting of Debenture Holders.

Security	Participative Debentures 6th Issuance (CVRDA6)
Characteristics of the securities	Single series. Book-entry Nominative. Update of the nominal value according to the variation of IGP-M. The participating debentures are traded on the secondary market with SND - National Debenture System administered by ANBIMA - Brazilian Association of Financial and Capital Markets Entities and CETIP has been operational since October 2002. CETIP codes of the debentures are CVRDA6. ISIN number of the debentures is BRVALEDBS028.

Other relevant characteristics

Maturity: Maturity will occur in case of total extinction of the mining rights object of the deed.

Main Automatic Early Maturity Events: The trustee may declare in advance the obligations in the deed, regardless of notice or judicial notification, whether of a judicial or extrajudicial nature, and demand immediate payment by Vale of the nominal value of the debentures, in case of bankruptcy of Vale.

Main Non-Automatic Early Maturity Events: Vale cannot redeem the debentures, in whole or in part.

Premiums: Applicability of premium on the net revenues in relation to each mineral product: (i) Iron Ore - 1.8%, (ii) Gold and Copper and By-products - 2.5% and (iii) Other Minerals - 1%. Premiums due to debenture holders will be paid at every six months, on March 31 and September 30 of each year.

Interest: The debentures will have their nominal value updated from the date of their issuance, according to the variation of the General Price Index - IGP-M.

Guarantee: None.

In case of lack of collateral, if the credit is unsecured or subordinated: Subordinate species, as provided in paragraph 4, article 58 of Law No. 6,404/76.

Any restrictions imposed on the issuer in relation:

▪  to the distribution of dividends: None.

▪  to disposal of given assets: None.

▪  to contracting of new debts: None.

▪  to the issuance of new securities: None.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: None.

Trustee: GDC Partners Serviços Fiduciários DTVM Ltda. The main contract duty of the trustee is to call, when necessary, a general meeting of Debenture Holders

Other Information. In 1997, in the first stage of the Company's privatization, the Company issued participating debentures to the existing shareholders at the time. The terms of the debentures were set in order to assure that the shareholders before the privatization, including the Brazilian government, would participate with the Company in the future financial benefits that would result from the exploitation of certain mineral resources that were not taken into account when the minimum price of purchase of shares in the privatization was determined. According to the deed of issue of the participating debentures, their holders are entitled to receive six-monthly payments equivalent to a specified percentage of the Company's net revenues (revenues less value-added tax, transportation fee and insurance expenses related to the trading of the products) from certain identified mineral resources owned by the Company at the time of privatization, provided that the Company exceeded defined sales volume limits relating to certain mineral resources, and from the sale of mineral rights that the Company held at the time. The Company's obligation to make payments to the holders of these participating debentures will cease when the relevant mineral resources are exhausted, sold or disposed of by the Company.

For information about the number of investors in this security, see chart above in this item 18.12.

Security	Debentures BNDESPAR – 1st Issuance
Characteristics of the securities

Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation aims to finance the expansion project of Ferrovia Norte Sul.

II.      Maturity Date: 12/17/2027

II. Early Maturity Cases: In addition to the cases provided in articles 39, 40 and 47-A of the Provisions Applicable to BNDES Contracts, Debenture Holders may declare all Debentures overdue in advance and demand payment of the debt related to the outstanding balance of the Debentures by Vale plus interest and other charges incurred up to the date of payment, in case of the following events, among others:

(a) failure by Vale to meet any pecuniary obligation related to the Debentures, not remedied within 10 business days from the respective maturity date;

(b) bankruptcy petition filed against Vale by third parties not solved by Vale within the legal term, request for judicial or extrajudicial recovery made by Vale or yet, the statement of bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) any violation of any non-pecuniary obligation provided in the deed has not been remedied within 45 days;

(f) statement of early maturity of any debt of VALE due to contract default whose individual amount is equal to or greater than R$125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$1,000,000,000.00. The value referred to in this item will be updated monthly from the Issue Date by the General Price Index – Market published by Fundação Getúlio Vargas (IGPM);

f) inclusion in a corporate agreement or bylaws of VALE of a provision that involves: (i) special quorum for deliberation or approval of matters that limit or restrict the control of Vale by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or impairment to the ability to pay the financial obligations arising from the deed of issue;

g) verification that the statements made by Vale in the deed in any relevant aspect has been false or misleading or, yet, incorrect or incomplete on the date they have been given;

h) change of Vale's corporate object, unless prior approved by holders of debentures representing the majority of outstanding debentures;

i) if Vale approves capital reduction with refund to shareholders of part of the value of the shares or by reducing their value, when not paid off, to the amount of the entries, without prior and express approval of holders of debentures representing the majority of the outstanding DEBENTURES;

j) if (i) the effective direct shareholding control of Vale is changed by any means, unless previously approved by holders of debentures representing the majority of outstanding debentures; or (ii) Vale's indirect control is changed without observing that, in case of change in its indirect control, without prior and express authorization of the debenture holders, Vale undertakes to present a letter of surety within 2 months of the referred change, accepted at the discretion of the debenture holders;

k) non-fulfillment by Vale of the obligation not to provide collateral with other creditors, without providing a guarantee of the same quality to this issue with equal payment priority, unless prior approved by holders of debentures representing the majority of the outstanding debentures;

l) if Vale does not use the resources from the issue to capitalize FNS within 3 business days from the payment of the debentures; and

m) if VALE does not promote redemption within the term and in accordance with the terms set forth in the DEED.

n) does not constitute, in case not reaching the established levels and within 60 days from the date of the communication in writing from BNDES, real guarantee, accepted by BNDES at amount corresponding to at least 130% of the value of the debt, unless the levels described below are reestablished within that period:

- Debt to Adjusted EBITDA ratio less than or equal to 4.5 (observing that only in relation to the calculations to be made based on the financial results for fiscal years 2015 and 2016, the index of 5.5 will prevail); and

- Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0.

III. Interest: TJLP + 0.8% a year

IV. Guarantee: None.

V. In case of lack of collateral, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: None.

▪  to the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conduct of its business and does not adversely affect Vale's ability to honor its obligations under the Deed.

▪  to contracting of new debts: None.

▪  to the issuance of new securities: None.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: the cases listed in items (f), (h), (i) and (j) above consist early maturity cases.

VII. Trustee: None.

Security	Debentures BNDESPAR – 2nd Issuance
Characteristics of the securities

Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation aims to finance the expansion project of Ferrovia Norte Sul.

I. Maturity Date: 12/17/2027

II. Early Maturity Cases: In addition to the cases provided in articles 39, 40 and 47-A of the Provisions Applicable to BNDES Contracts, Debenture Holders may declare all Debentures overdue in advance and demand payment of the debt related to the outstanding balance of the Debentures by Vale plus interest and other charges incurred up to the date of payment, in case of the following events, among others:

(a) failure by Vale to meet any pecuniary obligation related to the Debentures, not remedied within 10 business days from the respective maturity date;

(b) bankruptcy petition filed against Vale by third parties not solved by Vale within the legal term, request for judicial or extrajudicial recovery made by Vale or yet, the statement of bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) any violation of any non-pecuniary obligation provided in the deed has not been remedied within 45 days;

(f) statement of early maturity of any debt of VALE due to contract default whose individual amount is equal to or greater than R$125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$1,000,000,000.00. The value referred to in this item will be updated monthly from the Issue Date by the General Price Index – Market published by Fundação Getúlio Vargas (IGPM);

(f) inclusion in a corporate agreement or bylaws of VALE of a provision that involves: (i) special quorum for deliberation or approval of matters that limit or restrict the control of Vale by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or impairment to the ability to pay the financial obligations arising from the deed of issue;

(g) verification that the statements made by Vale in the deed in any relevant aspect has been false or misleading or, yet, incorrect or incomplete on the date they have been given;

(h) change of Vale's corporate object, unless prior approved by holders of debentures representing the majority of outstanding debentures;

(i) if Vale approves capital reduction with refund to shareholders of part of the value of the shares or by reducing their value, when not paid off, to the amount of the entries, without prior and express approval of holders of debentures representing the majority of the outstanding DEBENTURES;

(j) if (i) the effective direct shareholding control of Vale is changed by any means, unless previously approved by holders of debentures representing the majority of outstanding debentures; or (ii) Vale's indirect control is changed without observing that, in case of change in its indirect control, without prior and express authorization of the debenture holders, Vale undertakes to present a letter of surety within 2 months of the referred change, accepted at the discretion of the debenture holders;

(k) non-fulfillment by Vale of the obligation not to provide collateral with other creditors, without providing a guarantee of the same quality to this issue with equal payment priority, unless prior approved by holders of debentures representing the majority of the outstanding debentures;

(l) if Vale does not use the resources from the issue to capitalize FNS within 3 business days from the payment of the debentures; and

(m) if VALE does not promote redemption within the term and in accordance with the terms set forth in the DEED.

(n) does not constitute, in case not reaching the established levels and within 60 days from the date of the communication in writing from BNDES, real guarantee, accepted by BNDES at amount corresponding to at least 130% of the value of the debt, unless the levels described below are reestablished within that period:

- Debt to Adjusted EBITDA ratio less than or equal to 4.5 (observing that only in relation to the calculations to be made based on the financial results for fiscal years 2015 and 2016, the index of 5.5 will prevail); and

- Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0.

III. Interest: TJLP + 0.8% a year

IV. Guarantee: None.

V. In case of lack of collateral, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: None.

▪  to the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conduct of its business and does not adversely affect Vale's ability to honor its obligations under the Deed.

▪  to contracting of new debts: None.

▪  to the issuance of new securities: None.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: the cases listed in items (f), (h), (i) and (j) above consist early maturity cases.

VII. Trustee: None.

Security	Debentures BNDESPAR – 3rd Issuance
Characteristics of the securities

Debentures issued by Vale S.A., privately, which were fully subscribed by BNDES Participações S.A. The operation aims to finance the expansion project of Ferrovia Norte Sul.

I. Maturity Date: 12/17/2027

II. Early Maturity Cases: In addition to the cases provided in articles 39, 40 and 47-A of the Provisions Applicable to BNDES Contracts, Debenture Holders may declare all Debentures overdue in advance and demand payment of the debt related to the outstanding balance of the Debentures by Vale plus interest and other charges incurred up to the date of payment, in case of the following events, among others:

(a) failure by Vale to meet any pecuniary obligation related to the Debentures, not remedied within 10 business days from the respective maturity date;

(b) bankruptcy petition filed against Vale by third parties not solved by Vale within the legal term, request for judicial or extrajudicial recovery made by Vale or yet, the statement of bankruptcy of Vale;

(c) dissolution and liquidation of VALE;

(d) any violation of any non-pecuniary obligation provided in the deed has not been remedied within 45 days;

(f) statement of early maturity of any debt of VALE due to contract default whose individual amount is equal to or greater than R$125,000,000.00 or whose aggregate value, in a period of 12 consecutive months, is equal to or greater than R$1,000,000,000.00. The value referred to in this item will be updated monthly from the Issue Date by the General Price Index – Market published by Fundação Getúlio Vargas (IGPM);

(f) inclusion in a corporate agreement or bylaws of VALE of a provision that involves: (i) special quorum for deliberation or approval of matters that limit or restrict the control of Vale by the respective controllers; (ii) restrictions on Vale's growth capacity or its technological development; (iii) restrictions on Vale's access to new markets; or (iv) restrictions or impairment to the ability to pay the financial obligations arising from the deed of issue;

(g) verification that the statements made by Vale in the deed in any relevant aspect has been false or misleading or, yet, incorrect or incomplete on the date they have been given;

(h) change of Vale's corporate object, unless prior approved by holders of debentures representing the majority of outstanding debentures;

(i) if Vale approves capital reduction with refund to shareholders of part of the value of the shares or by reducing their value, when not paid off, to the amount of the entries, without prior and express approval of holders of debentures representing the majority of the outstanding DEBENTURES;

(j) if (i) the effective direct shareholding control of Vale is changed by any means, unless previously approved by holders of debentures representing the majority of outstanding debentures; or (ii) Vale's indirect control is changed without observing that, in case of change in its indirect control, without prior and express authorization of the debenture holders, Vale undertakes to present a letter of surety within 2 months of the referred change, accepted at the discretion of the debenture holders;

(k) non-fulfillment by Vale of the obligation not to provide collateral with other creditors, without providing a guarantee of the same quality to this issue with equal payment priority, unless prior approved by holders of debentures representing the majority of the outstanding debentures;

(l) if Vale does not use the resources from the issue to capitalize FNS within 3 business days from the payment of the debentures; and

(m) if VALE does not promote redemption within the term and in accordance with the terms set forth in the DEED.

(n) does not constitute, in case not reaching the established levels and within 60 days from the date of the communication in writing from BNDES, real guarantee, accepted by BNDES at amount corresponding to at least 130% of the value of the debt, unless the levels described below are reestablished within that period:

- Debt to Adjusted EBITDA ratio less than or equal to 4.5 (observing that only in relation to the calculations to be made based on the financial results for fiscal years 2015 and 2016, the index of 5.5 will prevail); and

- Adjusted EBITDA to Interest Expenses ratio greater than or equal to 2.0.

III. Interest: TJLP + 0.8% a year

IV. Guarantee: None.

V. In case of lack of collateral, if the credit is unsecured or subordinated: Unsecured.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: None.

▪  to the disposal of certain assets: Vale may dispose of any assets if, at its discretion, this act is desirable for the conduct of its business and does not adversely affect Vale's ability to honor its obligations under the Deed.

▪  to contracting of new debts: None.

▪  to the issuance of new securities: None.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries: the cases listed in items (f), (h), (i) and (j) above consist early maturity cases.

VII. Trustee: None.

Additional Information to Items 18.7 and 18.8

Below, there is a description of the Bonds issued by the Company and its subsidiaries:

Security	Bonds VALE30
Jurisdiction	United States of America
Quantity	Bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 1,500,000.
Overall nominal value	USD 1,500,000,000.00
Outstanding debt balance on the closing date of the last fiscal year	BRL 8,520,725,937.50
Date of issue	07/08/2020
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases:

▪  Redemption, upon payment of premium of all the bonds at any time, at Vale's discretion, or of part of the bonds periodically.

▪  Redemption at par: on the date equivalent to 90 days before the issue maturity (04/08/2030), Vale Overseas has the right to buy the bonds back upon at least 30 days, but no more than 60 days prior notice .

▪  Redemption for changes in the tax legislation: if Vale is required to withhold amounts greater than 15%, upon payment of interest on the bonds, as a result of changes in the tax legislation in Brazil, Vale may redeem all bonds in advance.

II. Formula for calculation of the redemption value:

▪  The redemption amount will be the greater between 100% of the principal amount and the sum of the present value of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.50%.

▪  The redemption amount will be equivalent to the face value plus accrued and unpaid interest on the principal of the bonds until the redemption date.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 07/08/2030

II. Early Maturity Cases: In case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal amount, accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  Failure to pay interest, principal or premium, if any.

▪  Regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$100 million and this default results in the effective acceleration of the debt.

▪  Failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (a) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (b) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  Bankruptcy or insolvency.

▪  Vale Overseas bonds become illegal, generating an acceleration of over US$100 million in aggregate.

▪  The guarantee becomes null and void.

III. Interest: 3.750% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not Applicable

VI. Restrictions imposed on the issuer in relation:

▪  To the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  To the disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  Contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt bonds within the scope of the deed of issue, but Vale Overseas cannot contract any other type of loan or financing.

▪  To the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as VALE 2030 Bond. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without the consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  To the performance of corporate transactions involving the issuer, its controllers or subsidiaries.

Vale Overseas and Vale may not consolidate or merge with any other company or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other company or (b) for Vale , transfer all or substantially all of its mining properties or assets to any other company, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the company is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor company.

Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount. Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee (indicate the main terms of the contract): Bank of New York Mellon works as trustee, registrar, paying agent and transfer agent of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows, at any time, with certain exceptions, modification of the rights and obligations of Vale and investors in the bonds. Such changes may be made only by Vale and the trustee upon consent of the majority of the holders of the bonds at outstanding principal amount.
Other relevant characteristics	Bonds issued by the subsidiary Vale Overseas Ltd. The bonus is rated BBB- by Standard & Poor's Rating Services, Baa3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings. The net resources obtained from the July 2020 issuance were used for the Company's general purposes.

Security	Bonds VALE26
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 1,705,706.

Overall nominal value	The bonds were issued in US$, namely US$1,000,000,000.00 issued on 08/10/2016 and US$1,000,000,000.00 issued through reopening of the existing bond on 02/06/2017, totaling US$2,000,000,000 .00. After buybacks, the global face value is US$1,705,706,000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 9,750,049,438.35
Date of issue	08/10/2016
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases:

▪  Redemption, upon payment of premium of all the notes at any time, at Vale's discretion, or of part of the notes periodically.

▪  Redemption for changes in the tax legislation: if Vale is required to withhold amounts greater than 15%, upon payment of interest on the notes, as a result of changes in the tax legislation in Brazil, Vale may redeem all notes in advance.

II. Formula for calculation of the redemption value:

▪  The redemption amount will be the greater between 100% of the principal amount and the sum of the present value of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.50%.

Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I.    Maturity Date: 08/10/2026

II.      Early Maturity Cases: In case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal amount, accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪   failure to pay interest, principal or premium, if any.

▪   regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$100 million and this default results in the effective acceleration of the debt.

▪   failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 90 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (a) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (b) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪   bankruptcy or insolvency.

▪   Vale Overseas bonds become illegal, generating an acceleration of over US$100 million in aggregate.

▪   the guarantee becomes null and void.

III.    Interest: 6.250% a year.

IV.     Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not Applicable

VI. Restrictions imposed on the issuer in relation:

▪   to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪   to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪   contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt bonds within the scope of the deed of issue, but Vale Overseas cannot contract any other type of loan or financing.

▪   to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as VALE 2026 Bond. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪   to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

o      Vale Overseas and Vale may not consolidate or merge with any other company or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other company or (b) for Vale , transfer all or substantially all of its mining properties or assets to any other company, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the company is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor company.

o      Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

o      Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

o      Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount. Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee (indicate the main terms of the contract): Bank of New York Mellon works as trustee, registrar, paying agent and transfer agent of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities

The deed of issue allows, at any time, with certain exceptions, modification of the rights and obligations of Vale and investors in the bonds.

Such changes may be made only by Vale and the trustee upon consent of the majority of the holders of the bonds at outstanding principal amount.

Other relevant characteristics

Bonds issued by means of the subsidiary Vale Overseas Ltd.

The bonus is rated BBB- by Standard & Poor's Rating Services, Ba3 by Moody's Investor Services, BBB low by Dominion Bond Rating Service and BBB by Fitch Ratings.

The net resources obtained from the February 2017 issuance were used to pay the redemption price of Vale's bonds of €750,000,000 with note of 4.375% and maturity in March 2018, and for the Company's general purposes.

Security	Bonds VALE42
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 520,405.
Overall nominal value	After buybacks, the global face value is US$520,405,000,000.
Outstanding debt balance on the closing date of the last fiscal year	BRL 2,962,309,273.69
Date of issue	09/11/2012
Restrictions on trading	None.
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None.

Possibility for redemption

I. Redemption cases:

▪  Redemption, upon payment of premium of all the notes at any time, at Vale's discretion, or of part of the notes periodically.

▪  Redemption for changes in the tax legislation: if Vale is required to withhold amounts greater than 15%, upon payment of interest on the notes, as a result of changes in the tax legislation in Brazil, Vale may redeem all notes in advance.

II. Formula for calculation of the redemption value:

▪  The redemption amount will be the greater between 100% of the principal amount and the sum of the present value of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.45%.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 09/11/2042

II. Early Maturity Cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal amount, accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year): the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$100 million and this default results in the effective acceleration of the debt.

▪  failure by Vale to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after Vale receives a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (i) obligations not to merge or sell all or a substantial part of the assets of Vale, with certain exceptions, and (ii) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency

▪  Vale Overseas bonds become illegal, generating an acceleration of over US$100 million in aggregate.

▪  the guarantee becomes null and void.

III. Interest: 5.625% a year.

IV. Guarantee: There is no real guarantee concession.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Restrictions imposed on the issuer in relation:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale.

▪  to the disposal of given assets: Vale may not, without consent of the majority of the bond holders, participate in a merger with another company or , transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale sends the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale.

▪  to the issuance of new securities: Vale may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond VALE42. Additionally, Vale may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale may not consolidate or merge with any other person or transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of the bonds at outstanding principal amount, unless the corporation formed or acquiring substantially all the assets or all the properties expressly assumes all of Vale's obligations as a successor corporation.

VII. Trustee (indicate the main terms of the contract): Bank of New York Mellon works as trustee, registrar, paying agent and transfer agent of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights and Bank of New York Mellon Trust (Japan), Ltd. as principal paying agent.

Conditions for change of the rights guaranteed by such securities

The deed of issue allows, at any time, with certain exceptions, modification of the rights and obligations of Vale and investors in the bonds.

Such changes may be made only by Vale and the trustee upon consent of the majority of the holders of the bonds at outstanding principal amount.

Other relevant characteristics	Bonds issued by Vale S.A.

Security	Bonds VALE39
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 844,895.
Overall nominal value	After buybacks, the global face value is US$844,805,000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 4,759,450,602.27
Date of issue:	11/10/2009
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases:

▪  Redemption upon premium payment, at any time, of all bonds at Vale Overseas' discretion, or part of the bonds from time to time.

▪  Redemption for changes in the tax legislation: if Vale or Vale Overseas are required to withhold amounts greater than 15%, upon payment of interest on the bonds, as a result of changes in the tax legislation in Brazil or Cayman, Vale Overseas may redeem all bonds in advance.

II. Formula for calculation of the redemption value:

▪  The redemption amount will be the greater between 100% of the principal amount and the sum of the present value of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.40%.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 11/10/2039

II. Early Maturity Cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal amount, accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$50 million and this default results in the effective acceleration of the debt.

▪  failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (a) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (b) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency.

▪  Vale Overseas bonds become illegal, generating an acceleration of over US$50 million in aggregate.

▪  the guarantee becomes null and void.

III. Interest: 6.875% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in relation to such bonds, in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt bonds within the scope of the deed of issue, but Vale Overseas cannot contract any other type of loan or financing.

▪  to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond VALE 2039. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other person or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other person or (b) for Vale, transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the corporation is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor corporation.

▪  Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

▪  Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount.

▪  Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee, indicating the main terms of the contract: Bank of New York works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes must be made upon consent of 100% or majority of the holders of the bonds as at outstanding principal amount, depending on the type of modification. Certain non-material clarifications or changes may be made without consent of the bond holders.
Other relevant characteristics	Bonds issued by means of the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD36
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 1,618,987.
Overall nominal value	After buybacks, the global face value is US$1,618,987,000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 9,102,047,070.39
Date of issue	11/21/2006
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases:

▪  Redemption, upon payment of premium of all the bonds at any time, at Vale Overseas discretion, or of part of the bonds periodically.

▪  Redemption for changes in the tax legislation: if Vale or Vale Overseas are required to withhold amounts greater than 15%, upon payment of interest on the bonds, as a result of changes in the tax legislation in Brazil or Cayman, Vale Overseas may redeem all bonds in advance.

II. Formula for calculation of the redemption value:

▪  Redemption upon payment of premium: the redemption amount will be the greater between 100% of the principal amount and the sum of the present values of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.35%.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 11/21/2036

II. Early maturity cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$ 50 million and this default results in the effective acceleration of the debt.

▪  failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (i) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency.

▪  Vale Overseas bonds become illegal, generating an acceleration of over US$50 million in aggregate.

▪  the guarantee becomes null and void.

III. Interest: 6.875% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in relation to such bonds, in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt bonds within the scope of the deed of issue, but Vale Overseas cannot contract any other type of loan or financing.

▪  to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond VALE 2036. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other person or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other person or (b) for Vale, transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the corporation is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor corporation.

▪  Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

▪  Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount.

▪  Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee, indicating the main terms of the contract: Bank of New York works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes must be made upon consent of 100% or majority of the holders of the bonds as at outstanding principal amount, depending on the type of modification. Certain non-material clarifications or changes may be made without consent of the bond holders.
Other relevant characteristics	Bonds issued by means of the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD34
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 381,486.

Overall nominal value	After buybacks, the face value is US$381,486,000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 2,208,405,259.34
Date of issue	01/15/2004
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases: Redemption for changes in the tax legislation: Vale Overseas will be able to redeem all bonds in advance only if Vale or Vale Overseas are required to withhold amounts greater than 15%, when paying interest on the bonds as a result of changes in the tax legislation in Brazil or Cayman.

II. Formula for calculation of the redemption value: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 01/17/2034

II. Early maturity cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$50 million and this default results in the effective acceleration of the debt.

▪  failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (a) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (b) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency.

▪  In case of any event that makes the Vale Overseas bonds illegal, the trustee, under the guidance of at least 25% of the holders of the bonds at outstanding principal amount, must also declare the principal amount, accrued interest and any amount not paid immediately.

III. Interest: 8.250% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in relation to such bonds, in case of lack of payment by Vale Overseas.

V. if the credit is unsecured or subordinated: not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event or illegal condition as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt securities within the scope of the deed of issue, but Vale Overseas is forbidden to contract any other type of loan or financing without consent of the trustee, under the guidance of at least 25% of the holders of the bonds at outstanding principal amount. Moody's must confirm in advance that the new issuance of Vale Overseas will not result in the rating downgraded to other outstanding bonds.

▪  to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond VALE 2034. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other person or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other person or (b) for Vale, transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the corporation is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor corporation.

▪  Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

▪  Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount.

▪  Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee, indicating the main terms of the contract: JP Morgan Chase Bank works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes must be made upon consent of 100% or majority of the holders of the bonds as at outstanding principal amount, depending on the type of modification. Certain non-material clarifications or changes may be made without consent of the bond holders.
Other relevant characteristics	Bonds issued by means of the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD34B
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 300,000.
Overall nominal value	US$300,000,000.00
Outstanding debt balance on the closing date of the last fiscal year	R$ 1,736,686,500.45
Date of issue	11/02/2005
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None
Possibility for redemption

I. Redemption cases: Redemption for changes in the tax legislation: Vale Overseas will be able to redeem all bonds in advance only if Vale or Vale Overseas are required to withhold amounts greater than 15%, when paying interest on the bonds as a result of changes in the tax legislation in Brazil or Cayman.

II. Formula for calculation of the redemption value: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 01/17/2034

II. Early maturity cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its relevant subsidiaries (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$50 million and this default results in the effective acceleration of the debt.

▪  failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after Vale or Vale Overseas receive a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (a) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (b) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency

•      In case of any event that makes the Vale Overseas bonds illegal, the trustee, under the guidance of at least 25% of the holders of the bonds at outstanding principal amount, will also declare the principal amount, accrued interest and any amount not paid immediately.

III. Interest: 8.250% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in relation to such bonds, in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or , transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event or illegal condition as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt securities within the scope of the deed of issue, but Vale Overseas is forbidden to contract any other type of loan or financing without consent of the trustee, under the guidance of at least 25% of the holders of the bonds at outstanding principal amount. Moody's must confirm in advance that the new issuance of Vale Overseas will not result in the rating downgraded to other outstanding bonds.

▪  to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond CVRD2034. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other person or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other person or (b) for Vale, transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the corporation is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor corporation.

▪  Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

▪  Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount.

▪  Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee, indicating the main terms of the contract: JP Morgan Chase Bank works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes must be made upon consent of 100% or majority of the holders of the bonds as at outstanding principal amount, depending on the type of modification. Certain non-material clarifications or changes may be made without consent of the bond holders.
Other relevant characteristics	Bonds issued by means of the subsidiary Vale Overseas Ltd.

Security	Bonds CVRD39B
Jurisdiction	United States of America
Quantity	The bonds are issued at the minimum amount of US$ 2,000.00, always in multiple of US$ 1,000.00. On December 31, 2021, there were 486,417.
Overall nominal value	After buybacks, the global face value is US$486.417.000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 2,740,369,297.58
Date of issue	09/10/2010
Restrictions on trading	None.
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None.

Possibility for redemption

I. Redemption cases:

▪  Redemption, upon payment of premium of all the bonds at any time, at Vale Overseas discretion, or of part of the bonds periodically.

▪  Redemption for changes in the tax legislation: if Vale or Vale Overseas are required to withhold amounts greater than 15%, upon payment of interest on the bonds, as a result of changes in the tax legislation in Brazil or Cayman, Vale Overseas may redeem all bonds in advance.

II. Formula for calculation of the redemption value:

▪  The redemption amount will be the greater between 100% of the principal amount and the sum of the present value of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.40%.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus interest accrued up to the redemption date.

Characteristics of the Bonds

I. Maturity Date: 11/10/2039

II. Early maturity cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal amount, accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  regarding Vale, its (subsidiaries that have total assets greater than 10% of the total consolidated assets of the group at the end of each fiscal year) and Vale Overseas: the occurrence of any default in any operation characterized as debt, which exceeds, in aggregate, the value of US$50 million and this default results in the effective acceleration of the debt.

▪  failure by Vale or Vale Overseas to meet or observe their obligations (covenants) in connection with the bonds and this failure continues to occur 60 days after receiving a notice from the trustee or from at least 25% of the bond holders communicating violation of such obligations. These obligations include, among others: (i) obligations not to merge or sell all or a substantial part of the assets of Vale or Vale Overseas, with certain exceptions, and (ii) limitations to give real guarantees in debt transactions, certain exceptions permitted.

▪  bankruptcy or insolvency

▪  Vale Overseas bonds become illegal, generating an acceleration of over US$50 million in aggregate.

▪  the guarantee becomes null and void.

III. Interest: 6.875% a year.

IV. Guarantee: There is no real guarantee concession. Vale irrevocably and unconditionally guarantees the full payment of principal, interest and other amounts due in relation to such bonds, in case of lack of payment by Vale Overseas.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale. However, Vale Overseas may not declare or pay any dividends without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

▪  to disposal of given assets: Vale and Vale Overseas may not, without consent of the majority of the bond holders, participate in a merger with another company or , transfer all or a substantial part of their assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes the timely payment of principal and interest and all other obligations of Vale and Vale Overseas in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale or Vale Overseas, as applicable, send the trustee a certificate and legal opinion attesting that the consolidation or transfer of assets satisfies the obligation in item (ii).

▪  contracting of new debts: there is no restriction on contracting new debts by Vale. Vale Overseas may issue debt bonds within the scope of the deed of issue, but Vale Overseas cannot contract any other type of loan or financing.

▪  to the issuance of new securities: Vale Overseas may issue, without consent of the bond holders, new bonds under the same terms and conditions as Bond CVRD39. Additionally, Vale Overseas may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Overseas and Vale may not consolidate or merge with any other person or, (a) for Vale Overseas, transfer all or substantially all of their assets or assets to any other person or (b) for Vale, transfer all or substantially all of its mining properties or assets to any other person, without consent of more than 50% of the holders of bonds at outstanding principal amount, unless the corporation is formed or acquires substantially all of the assets or all properties expressly assumes all obligations of Vale Overseas and/or Vale as a successor corporation.

▪  Vale Overseas will do whatever is necessary to preserve its legal existence in the Cayman Islands.

▪  Vale will always, directly or indirectly, own 100% of the capital stock of Vale Overseas.

▪  Vale Overseas may not (i) engage in any business not related to the issuance of bonds or the acquisition and holding of guarantees for the payment of bonds; (ii) have any subsidiary; or (iii) consolidate or merge with any other person, without consent of the trustee under the guidance of at least 25% of the holders bonds at outstanding principal amount.

▪  Vale and Vale Overseas may not cause to be made or approve any amendments to the articles of association of Vale Overseas allowing Vale Overseas to engage in any other activity, without consent of the trustee under the guidance of at least 25% of the holders of the bonds at outstanding principal amount.

VII. Trustee, indicating the main terms of the contract: Bank of New York Mellon works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities	The deed of issue allows modification of the rights and obligations of Vale Overseas and the investors in the bonds. Such changes must be made upon consent of 100% or majority of the holders of the bonds as at outstanding principal amount, depending on the type of modification. Certain non-material clarifications or changes may be made without consent of the bond holders.

Other relevant characteristics	Bonds issued by means of the subsidiary Vale Overseas Ltd.

Security	Bonds Vale Canada2032
Jurisdiction	United States of America
Quantity	The bonds are issued at minimum amount of US$1,000.00. On December 31, 2021, there were 296,674.
Overall nominal value	After buybacks, the global face value is US$296,674,000.00.
Outstanding debt balance on the closing date of the last fiscal year	R$ 1,690,356,631.40
Date of issue	09/23/2002
Restrictions on trading	None
Convertibility into shares or transfer of the right to subscribe or purchase shares of the issuer	None.
Possibility for redemption

I. Redemption cases:

▪  Redemption upon payment of premium, at any time, at Vale Canada's discretion.

▪  Redemption for changes in the tax legislation: in case Vale Canada is required to pay additional amounts to the bond holders as a result of a change in the tax legislation in Canada.

II. Formula for calculation of the redemption value:

▪  Redemption upon payment of premium: the redemption amount will be the greater between 100% of the principal amount and the sum of the present values of the remaining interest and principal installments deducted on the redemption date at rate equivalent to Treasury + 0.40%.

▪  Redemption for changes in the tax legislation: The redemption amount will be equivalent to 100% of the principal amount plus accrued interest plus any additional amount stipulated by the Canadian tax law up to the date of redemption.

Characteristics of the Bonds

I. Maturity Date: 09/15/2032

II. Early Maturity Cases: in case of default event not remedied or forgiven, the trustee, under the guidance of at least 25% of the holders of bonds of outstanding principal value must declare the principal accrued interest and any unpaid amounts owed immediately. The default events are detailed in the deed of issue, among which the following stand out:

▪  failure to pay interest, principal or premium, if any.

▪  Regarding Vale Canada, occurrence of any default in any operation characterized as debt and this default results in the effective acceleration of the debt.

▪  bankruptcy or insolvency of Vale Canada in Canada.

▪  failure of Vale Canada to perform or meet its obligations (covenants) related to the bonds. These obligations include, among others: (i) obligations not to merge or sell all or a substantial part of the assets of Vale Canada, with certain exceptions, and (ii) limitations to give real guarantees in debt transactions, certain exceptions permitted.

III. Interest: 7.2% a year.

IV. Guarantee: No real guarantee is granted by Vale Canada or Relevant Subsidiaries.

V. If the credit is unsecured or subordinated: Not applicable.

VI. Any restrictions imposed on the issuer in relation to:

▪  to the distribution of dividends: There is no restriction on the distribution of dividends by Vale Canada.

▪  to disposal of given assets: Vale Canada may not participate in merger with another company or transfer all or a substantial part of its assets to third parties, unless: (i) the company formed by this consolidation or the third party that acquired such assets assumes timely payment of principal and interest and all other obligations of Vale Canada in the deed of issue; (ii) there is no default event as a result of the transaction; and (iii) Vale Canada, as as applicable, sends the trustee a certificate attesting to the consolidation or transfer of assets; and (iv) if the company formed by this consolidation or the third party that acquired such assets is outside Canada, it complies with the aspects of Canadian tax legislation.

▪  to contracting of new debts: there is no restriction on contracting new debts by Vale Canada.

▪  to the issuance of new securities: Vale Canada may issue, without consent of the bond holders, new bonds under the same terms and conditions as those in the deed of issue. Additionally, Vale Canada may issue new bonds with other terms and conditions. Vale has the right to guarantee, without consent of the bond holders, debts of its subsidiaries and to issue its own debt.

▪  to the performance of corporate transactions involving the issuer, its controllers or subsidiaries:

▪  Vale Canada Limited may not consolidate, merge or incorporate with any other corporation or effect statutory arrangements in which Vale Canada Limited participates, or sell, transport or lease all assets or a substantial part of the assets owned by it, unless (1) immediately after the consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease of the formed corporation or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease will not default in performance or compliance of any terms, covenants and conditions in the indenture held by Vale Canada; (2) the principal and interest payments due on the debentures and the performance and fulfillment of all covenants and conditions expressed in the indenture will be assumed by a satisfactory supplemental indenture, executed and delivered to the trustee by the formed corporation or subsisting after such consolidation, merger or incorporation, statutory arrangement, sale, transport or lease; and (3) if the formed corporation or subsisting after such consolidation, incorporation or merger, statutory arrangement, sale, transportation or lease is governed by the laws of jurisdiction other than Canada or the United States, or any of their provinces, territories, states or districts (“relevant tax jurisdiction”), Vale Canada Limited or the successor corporation will be obliged by the supplementary indenture accepted by the trustee to make all payments into the account of the debentures without any withholding or deduction, make all legal taxes and fees (“specific fees”) present or future imposed by the relevant jurisdiction, unless Vale Canada Limited is required or charged by law or by the interpretation of the trustee to withhold or deduct such specific fees.

VII. Trustee, indicating the main terms of the contract: Bank of New York Mellon works as trustee of the bonds within the scope of the deed of issue and its main task is to assure the investors´ rights.

Conditions for change of the rights guaranteed by such securities

The deed of issue allows, with certain exceptions, modification of the rights and obligations of Vale Canada and investors in the bonds.

Depending on the type of modification, such changes may be made by the company and the trustee upon approval by the bond holders. For most amendments, the bond holders may approve changes to the bonds only upon consent of 66.67% of the bond holders of outstanding principal amount. Certain non-material clarifications or changes may be made without consent of the bond holders.

Other relevant characteristics	Bonds issued by Vale Canada Ltd.

Information about ADSs

Below, there is information about the trading volume, as well as the highest and the lowest quotations for Vale's ADSs:

Vale ON – ADS VALE	Average Daily Volume (US$ thousand) (1)	Higher Quotation (US$) (1)	Lower Quotation (US$) (1)
1st Quarter 2019	446,332	14.47	10.88
2nd Quarter 2019	246,713	13.46	11.11
3rd Quarter 2019	226,790	13.67	10.01
4th Quarter 2019	221,960	13.22	10.59
1st Quarter 2020	258,941	12.53	6.05
2nd Quarter 2020	222,781	10.36	6.97
3rd Quarter 2020	286,138	11.11	9.45
4th Quarter 2020	375,855	16.63	9.94
1st Quarter 2021	304,674	18.94	16.15
2nd Quarter 2021	413,570	22.81	17.12
3rd Quarter 2021	245,415	22.94	13.80
4th Quarter 2021	289,555	14.78	11.27
(1)	Based on the closing quotations.

Termination of the ADS listing program on Euronext Paris

On September 25, 2019, Vale requested termination of the ADS listing program on Euronext Paris (ISIN code US91912E1055) and the Board of Euronext Paris SA approved the mentioned request. An orderly sale procedure was implemented from November 4, 2019 to November 15, 2019, whereby the holders of ADSs listed on Euronext Paris were able to sell their securities prior to the closing of the program and without any additional fees.

19. Buyback plans and securities in treasury

19.1 - Information about the issuer's share buyback plans

Deliberation date	Buyback period	Available reserves and profits (Actual)	Species	Class	Planned number (Units)	% rel. circ.	Approved number acquired (Units)	PMP	Quotation Factor	Acquired %
Other characteristics
4/1/2021	4/1/2021 to 10/29/2021	34,064,677,743.07	Ordinary	Not Applicable	270,000,000	5.3000000	270,000,000	105.00	R$ per Unit	100%

Other relevant characteristics:

On 4/1/2021, Vale's Administration Board approved the share buyback program for Vale's common shares proposed by the Executive Committee.

The buyback program was limited to 270,000,000 common shares and their respective ADRs, representing up to 5.3% of the total number of outstanding shares based on the shareholding structure on Sunday, February 28, 2021. The program would run over a period of up to 12 months. The buyback program demonstrates the confidence of the company's administration in Vale's potential to create and distribute value consistently. Governed by the discipline in the capital allocation, the Company considers the share buyback to be one of the best investments available to the Company. The buyback program does not compete with the intention of distributing dividends consistently above the minimum set in the dividend policy, as has been done since the establishment of the dividend program.

The share buyback program, at current prices, represents an opportunity to acquire shares and is also an important signal to the market regarding the attractiveness of Vale's shares, conveying the confidence of the company's administration to deliver reduction of the company's risk, observing the following conditions: For the cancellation, it will result in percentage increase in the shareholder participation and amendment of the Bylaws to adjust the number of shares issued by Vale. (ii) For the alienated shares, it is estimated that these shares will be used in retention programs for the company's executives for the next 5 years.

Intermediary Financial Institutions: a) Ágora CTVM, Av. Paulista, 1450, 3rd floor, in the City and State of São Paulo, CEP: 01310-917; b) BB UBS, Av. Brigadeiro Faria Lima, 4440 - 7th floor in the City and State of São Paulo, CEP: 04538-132; c) BRADESCO S.A. CTVM, head office at Av. Paulista 1450, 7th floor in the City and State of São Paulo, CEP: 01310-100, d) CITIGROUP GM, head office at Av. Paulista 1111, 14th floor (Part), in the City and State of São Paulo, CEP: 01311-920; e) ITAU CV S.A, head office at Av. Brigadeiro Faria Lima 3400, 10th floor in the City and State of São Paulo, CEP: 04538-132; f) J. P. MORGAN CCVM S.A., head office at Av. Brigadeiro Faria Lima 3.729, 13th floor (Part) in the City and State of São Paulo, CEP: 04538-905; g) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18th floor in the City and State of São Paulo, CEP 04538-132; h) SANTANDER CCVM S.A, head office at Av. Presidente Juscelino Kubitschek 2041 and 2235, 24th floor in the City and State of São Paulo, CEP: 04543-011; e i) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul in the City and State of São Paulo, CEP: 04551-060. For the purchase of ADRS on the New York Stock Exchange, the brokerage firms of the aforementioned institutions will be used.

The buyback program complies with the regulation of the Brazilian capital market and the acquisition was carried out on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão and NYSE - New York Stock Exchange) at market values on the dates of the respective acquisitions.

The base date of Reserves and Available Profits (Actual) refers to March 31, 2021 and consists on the balance of reserves (capital reserve and profit reserve) of Vale S.A. (parent company).

The number of acquired shares above refers to the shares acquired by Vale and its subsidiaries.

Deliberation date	Repurchase period	Available reserves and profits (Actual)	Species	Class	Planned number (Units)	% rel. circ.	Approved number acquired (Units)	PMP	Quotation Factor	Acquired %
Other characteristics
10/28/2021	10/28/2021 to 05/16/2022	59,977,000,000.00	Ordinary	Not Applicable	200,000,000	4.1000000	200,000,000	88.79	R$ per Unit	100%

Other relevant characteristics:

On 10/28/2021, Vale's Administration Board approved the share buyback program for Vale's common shares proposed by the Executive Committee.

The buyback program will be limited to 200,000,000 common shares and their respective ADRs, representing up to 4.1% of the total number of outstanding shares based on the shareholding structure on October 28, 2021. The program will run over a period of up to 18 months. The buyback program demonstrates the confidence of the company's administration in Vale's potential to create and distribute value consistently. Governed by the discipline in the capital allocation, the Company considers the share buyback to be one of the best investments available to the Company.

The share buyback program, at current prices, represents an opportunity to acquire shares and is also an important signal to the market regarding the attractiveness of Vale's shares, conveying the confidence of the company's administration to deliver reduction of the company's risk. The expected economic effect is the percentage increase in shareholder participation and amendment of the Bylaws to adjust the number of shares issued by Vale.

Intermediary Financial Institutions: a) BRADESCO S.A. CTVM, head office at Av. Paulista 1450, 7th floor in the City and State of São Paulo, CEP: 01310-100, b) CITIGROUP GM, head office at Av. Paulista 1111, 14th floor (Part), in the City and State of São Paulo, CEP: 01311-920; c) Goldman Sachs do Brasil CTVM S.A, head office at rua Leopoldo Couto Magalhães Jr 700, 16 in the City and State of São Paulo, CEP:04542-000d) ITAU CV S.A, head office at Av. Brigadeiro Faria Lima 3400, 10th floor in the City and State of São Paulo, CEP: 04538-132; e) J. P. MORGAN CCVM S.A., head office at Av. Brigadeiro Faria Lima 3.729, 13th floor (Part) in the City and State of São Paulo, CEP: 04538-905; f) Merrill Lynch S/A CTVM, Avenida Brigadeiro Faria Lima, 3400 - 18th floor in the City and State of São Paulo, CEP 04538-132; g) SANTANDER CCVM S.A, head office at Av. Presidente Juscelino Kubitschek 2041 and 2235, 24th floor in the City and State of São Paulo, CEP: 04543-011; h) UBSBrasil CCTVM, Av. Brigadeiro Faria Lima, 4440 -7th floor in the City of São Paulo, CEP: 04538-132e,i) XP Investimentos CCTVM, Av. Chedid Jafet, 75 - Torre Sul in the City and State of São Paulo, CEP: 04551-060.. For the purchase of ADRS on the New York Stock Exchange, the brokerage firms of the aforementioned institutions will be used.

The buyback program complies with the regulation of the Brazilian capital market and the acquisition was carried out on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão and NYSE - New York Stock Exchange) at market values on the dates of the respective acquisitions.

The base date of Available Reserves and Profits (Profits) refers to December 31, 2021 and consists of the balance of reserves (capital reserve and profit reserve) of Vale S.A. (parent company).

The number of acquired shares above refers to the shares acquired by Vale and its subsidiaries.

19.2 - Transactions of the securities held in treasury

Fiscal year 12/31/2021

Share kind	Preferred share class	Description of the securities
Ordinary	-	-
Transaction	Number (Units)	Weighted average price of acquisition/alienation (R$)
Start number	154,563,828	-
Acquired number	291,184,500	99.89
Alienated number	890,482	101.60
Canceled number	152,016,372	-
End number	292,841,474	-
Percentage in relation to the outstanding securities of the same class and kind	6.05%	-

Fiscal year 12/31/2020

Share kind	Preferred share class	Description of the securities
Ordinary	-	-
Transaction	Number (Units)	Weighted average price of acquisition/alienation (R$)
Start number	156,192,313
Acquired number	-	-
Alienated number	1,628,485	41.95
Canceled number	-	-
End number -	154,563,828
Percentage in relation to the outstanding securities of the same class and kind	-

Fiscal year 12/31/2019

Actions

Share kind	Preferred share class	Description of the securities
Ordinary	-	-
Transaction	Number (Units)	Weighted average price of acquisition/alienation (R$)
Start number	158,216,372
Acquired number	737	-
Alienated number	2,024,796	46.92
Canceled number	-	-
End number	156,192,313
Percentage in relation to the outstanding securities of the same class and kind	2.96%

19.3 - Other relevant information

Additional information to Item 19.1

On April 27, 2022, the Company's Administration Board approved a buyback program for common shares of Vale and its respective ADRs. Below, there is information about such program, as requested by item 19.1:

Deliberation date	Repurchase period	Available reserves and profits (Actual)	Species	Class	Planned number (Units)	% rel. circ.	Approved number acquired (Units)	PMP	Quotation Factor	Acquired %
Other characteristics
4/27/2022	4/27/2022 to 9/27/2023	51,030,000,000.00	Ordinary	Not Applicable	500,000,000	10%	11,299,214	82.05	R$ per Unit	2.26%

Other relevant characteristics:

On 4/27/2022, Vale's Administration Board approved the share buyback program for Vale's common shares.

The buyback program will be limited to 500,000,000 common shares and their respective ADRs, representing up to 10% of the total number of outstanding shares based on the shareholding structure on Wednesday, April 27, 2022. The program will run for a period of up to 18 months, and it is sure that it will enter into force at the end of the program approved in October 2021 which was in progress on April 27, 2022. The share buyback program, at current prices, constitutes an opportunity to acquire shares and is also a lever to generate value for the shareholder, as it allows the Company to allocate capital efficiently based on the profitability potential of its shares, in a way to enhance future returns for shareholders who remain invested.

Additionally, the buyback signals to the market the administration's confidence in the Company's performance. The expected economic effect is the percentage increase in shareholder participation and amendment of the Bylaws to adjust the number of shares issued by Vale.

The Company may use a derivative in the execution of the buyback program, seeking a discount in relation to the average price of the share during the referred period.

Intermediary Financial Institutions: (a) Bradesco S.A. CTVM, head office at Av. Paulista nº 1450, 7th floor in the City and State of São Paulo, CEP: 01310-100, b) Citigroup GM; head office at Av. Paulista No. 1111, 14th floor (Part), in the City and State of São Paulo, CEP: 01,311-920; (c) Goldman Sachs do Brasil CTVM S.A, head office at rua Leopoldo Couto Magalhães Jr No. 700, 16 in the City and State of São Paulo, CEP: 04.542-000; (d) Itaú CV S.A., head office at Av. Brigadeiro Faria Lima nº 3400, 10th floor in the City and State of São Paulo, CEP:04.538-132; (e) J. P. Morgan CCVM S.A., head office at Av. Brigadeiro Faria Lima No. 3.729, 13th floor (Part) in the City and State of São Paulo, CEP: 04.538-905; (f) Merrill Lynch S.A. CTVM, head office at Av. Brigadeiro Faria Lima nº 3400, 18th floor in the City and State of São Paulo, CEP: 04.538-132; (g) Morgan Stanley CTVM S.A.,head office Av. Brigadeiro Faria Lima nº 3600, 6th floor in the City and State of São Paulo, CEP 04.538-132; (h) Santander CCVM S.A., head office at Av. Presidente Juscelino Kubitschek nº 2041 and 2235, 24th floor in the City and State of São Paulo, CEP: 04.543-011; (i) UBS Brasil CCTVM S.A., head office at Av. Brigadeiro Faria Lima nº 4440, 7th floor in the City and State of São Paulo, CEP: 04.538-132; and (j) XP Investimentos CCTVM S.A., head office Av. Chedid Jafet nº 75, Torre Sul, in the City and State of São Paulo, CEP: 04,551-060. For the purchase of ADRS on the New York Stock Exchange, the brokerage firms of the aforementioned institutions will be used.

The buyback program complies with the regulation of the Brazilian capital market and the acquisition must be carried out on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão and NYSE - New York Stock Exchange) at market values on the dates of the respective acquisitions.

The base date of Reserves and Available Profits (Actual) refers to Thursday, March 31, 2022 and consists on the balance of reserves (capital reserve and profit reserve) of Vale S.A. (parent company).

The base date of the information about the number of acquired shares, weighted average price of acquisition and percentage of shares acquired in relation to the approved total refers to May 30, 2022.

Additional information to Item 19.2

Period from 1/1/2019 to 12/31/2019

Regarding the period above, it is clarified that in the field “Alienated Number” included in item (b) above, 2,024,059 shares were delivered as a result of the 2016 Matching Program. For further information on Matching, see item 13 of this Reference Form.

Period from 1/1/2020 to 12/31/2020

Regarding the period above, it is clarified that in the field “Alienated Number” included in item (b) above, 1,628,485 shares were delivered as a result of the 2016 Matching Program. For further information on Matching, see item 13 of this Reference Form.

Period from 1/1/2021 to 12/31/2021

Regarding the period above, it is clarified that in the field “Alienated Number” included in item (b) above, 890,482 shares were delivered as a result of the 2016 Matching Program. For further information on Matching, see item 13 of this Reference Form.

Period from 1/1/2022 to 4/30/2022

Share kind	Preferred share class	Description of the securities
Ordinary	-	-
Transaction	Number (Units)	Weighted average price of acquisition/alienation (R$)
Start number	292,841,474
Acquired number	188,941,814(1)	90.30
Alienated number	904,353(2)	103.02
Canceled number	133,418,347	-
End number	347,460,588	-
Percentage in relation to the outstanding securities of the same class and kind	7.47%	-
(1) Shares bought back under the Buyback Programs.

(2) Shares used as bonus for executives as a result of the Matching Program. For further information on Matching, see item 13 of this Reference Form.

For information on the Company's financial operations by using financial instruments, including derivatives, see item 5.2 of this Reference Form.

20. Securities trading policy

20.1 - Information about the securities trading policy

Policy approval date	11/25/2021
Body responsible for the approval	Board of Directors
Related people

Vale;

Members of Vale’s Board of Director;

Members of Vale’s Audit Committee;

Members of the Advisory Committees to Vale Board of Director and Executive Committee;

Executive Officers;

Administrators of Vale controlled entities;

Employees, interns, apprentices, or anyone who, pursuant to business, professional or trust relationship with Vale and/or its controlled entities, is aware of any privileged information, including suppliers, service providers and third parties. (“Related Persons”)

Main characteristics

The purpose of Vale's Trading Policy, formulated in accordance with CVM Resolution No. 44, dated August 23, 2021 ("CVM Resolution 44"), and Vale's Code of Conduct, is to contribute to the orderly trading of securities issued by Vale, or related thereto, ruling out any assumption of inadequate use of information related to a material act or fact about Vale (“Privileged Information”). On February 21, 2020, the Trading Policy was unified with the Material Act or Fact Disclosure Policy, changing its name to Securities Trading and Information Disclosure Policy (“Policy”), the last revision of which was approved on November 25, 2021.

The Policy also aims to contribute to the fulfillment of the regulations of the Securities and Exchange Commission (SEC) and the laws and other rules of the United States of America, where the shares issued by Vale are traded as American Depositary Receipts. In that country, insider trading/dealing (use of privileged information for own benefit), including tipping (provision of privileged information for third parties to benefit therefrom) is forbidden.

For the purposes of the laws and the regulations of the United States of America, a person who gets involved in (i) insider trading, if he/she buys or sells securities in possession of material information not disclosed publicly, which has been obtained or used in breach of a duty of trust and confidence, and (ii) tipping, if he/she provides the same kind of information to third parties, who end up taking advantage of such information to practice insider trading.

The prohibitions in the Policy comprehend any acquisition, alienation, loan operations or transfer of securities issued or guaranteed by Vale, or derivatives referenced therein, which apply to all Related People, as defined in the Policy. Notwithstanding the other penalties provided in law or CVM norms, non-fulfillment of the Policy will be subject to the terms of the Company's Consequence Management Policy.

The Company does not receive individual investment or divestment plans.

Forecast of trading prohibition periods and description of the procedures adopted to supervise the trading in such periods	In addition to the provisions in CVM Resolution 44, the Related People may not trade securities issued by Vale and publicly traded companies controlled by it:

i. Within the 15 (fifteen) days prior to the disclosure of the Company's quarterly information (ITR) and annual information (DFP);

ii. During any other period designated by Vale's Investor Relations Officer.

In the cases provided in items i and ii, a reminder e-mail will be sent by the Investor Relations area to the Administrators, members of the Audit Committee, members of Advisory Committees and other employees about the blackout period, informing the prohibited period start and end. Non-submission of a reminder about the blackout period will not exempt the Related Persons from complying with the Policy and the applicable regulation.

Furthermore, the use of Privileged Information for the purposes of obtaining advantage for oneself or for others upon trading of securities issued by Vale or derivatives related thereto is also forbidden, considering the presumption rules in items 7.2 and 7.3 of the Policy.

The Investor Relations area monitors the trading of shares and participative debentures issued by Vale at B3 monthly by means of the system and/or reports provided by the bookkeeping bank, and monthly, y e-mail, requests information about the trading from the Administrators, the members of the Audit Committee and the Advisory Committees, considering that the trading of other Vale securities is not object of monitoring by the bookkeeping bank.

Places where the policy can be checked	The Policy can be checked at the Company's headquarters, on the Company's website (www.vale.com), in section Investors (http://www.vale.com/brasil/PT/investors/company/corporate-governance/policies/Paginas/default.aspx), in System Empresas.Net on the website of the Securities and Exchange Commission – CVM (www.gov.br/cvm), and the website of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

20.2 - Other relevant information

The norms of the Policy also apply in cases where the trading by Related Person is carried out for their own direct and/or indirect benefit, by means of, for example:

•	Company controlled directly or indirectly by Related Person;

•	Third parties with whom the Related Person keeps an administration, trust or management contract for financial asset investment portfolios;

•	Related Person’s attorneys or agents; and

•	Spouses whom they are not judicially or extra-judicially separated from, partners, underage children and any dependents included in the annual income tax statement of Related People, and companies directly or indirectly controlled by them, when applicable.

The restrictions mentioned above do not apply to trading carried out by investment funds in which the Related Person are shareholders, provided that: (a) the investment funds are not exclusive; and (b) the trading decisions of the investment fund administrator cannot be influenced by the quotaholders. It is assumed, unless proven otherwise, that the trading decisions of the administrator and the manager of exclusive funds are influenced by the quotaholders.

The Related Person shall also make efforts so that, when they are impeded to trade, the individuals and the legal entities mentioned above also refrain from doing so.

The Related People are also forbidden to trade Vale's securities if they are aware of the existence of Privileged Information related to any other company, which may affect the prices of the securities issued by Vale, including subsidiaries, competitors, suppliers and customers.

The Policy also applies to any Related Person who may leave the Company before the public disclosure of a business or a fact started during their term of office, and will extend for a period of six months after their leave.

The Administrators, the members of the Audit Committee and the Advisory Committees of Vale are obliged to inform the Company about ownership and trading carried out with securities issued by the Company itself, by its publicly traded controlled entities. The communication must contain at least the information in Annex 2 to the Policy.

The communication provided in the paragraph above must be made (a) on the first business day after taking office; (b) within 5 days after the closing each business; or (c) within 15 (fifteen) days from the date of any change in the provided information.

The Investor Relations Executive Officer is responsible for transmitting the received information to CVM and the stock exchanges monthly, individually or consolidated, as applicable, within 10 days after the end of each month in which changes in the held positions are verified, or the month when office is taken. The following information will be available for check on Vale website: I – the individual positions of the company itself, its affiliates and controlled entities; and II – the positions, consolidated by body, held by administrators, members of the Audit Committee and the Advisory Committees.

Furthermore, according to the provisions in CVM Resolution 44, the Investor Relations Executive Officer must send, to CVM and to the stock exchanges where Vale's shares are listed for trading, the information about trading referred to in the paragraphs above in relation to the securities traded by Vale itself, its controlled entities and affiliates, including trading with derivatives or any other securities referenced thereto.

The Related People must sign the respective Term of Adherence, the draft of which constitutes annex 1 to the Policy, which will be filed by the Investor Relations area at the Company's headquarters while its signatory keeps relationship with Vale and for at least five years after leaving.

21. Information disclosure policy

21.1 - Description of internal rules, regulations or procedures related to information disclosure

On February 21, 2020, Vale's Board of Directors approved the reform and the unification of its Material Act or Fact Disclosure and Securities Trading Policies, the name of which was changed to Information Disclosure and Securities Trading Policy (“Policy”), with the last revision approved on November 25, 2021.

The Policy governs the disclosure of information which, by its nature, may be a Material Act or Fact and is based on the following basic principles: (a) transparency, information symmetry, equal treatment and respect for the investors' rights; (b) adherence to the best global investor relations practices; (c) good faith; (d) use of means to prevent inadequate use of privileged information; and (e) compliance with the specific legislation in Brazil and the United States of America and the regulation of the Securities and Exchange Commission (CVM) in Brazil and the U.S. Securities and Exchange Commission (SEC) in the United States of America, hereinafter referred to as “regulatory bodies”, and the rules of the stock exchanges where the securities issued by Vale are listed and traded (“Stock Exchanges”).

The Policy applies to Vale, the members of the Board of Directors, the Audit Committee and the Advisory Committees to the Board of Directors and the Executive Board, the Executive Officers, the administrators of its controlled entities, employees, interns, apprentices, and anyone else, who, pursuant to business, professional or trust relationship with Vale and/or its controlled entities, is aware of information related to a Material Act or Fact about Vale, including suppliers, service providers and third parties, hereinafter referred to, together or individually, as “Related Persons”.

The Policy also applies to any Related Person who may leave before the public disclosure of a business or a fact started during their term of office and will extend for a period of six months after their leave.

Any Related Person who is aware of information related to a Material Act or Fact must immediately report it to the Chief Financial and Investor Relations Officer (“DRI”) and/or the Executive Manager of the Investor Relations Area.

21.2 - Description of the material matter disclosure policy, indicating the communication channel or channels used to spread information about material matters and the procedures related to keeping the confidentiality of undisclosed material information and the places where the policy can be checked

According to the Policy, Vale must make public any (i) deliberation of the general assembly or the Administrators´ meeting; or (ii) another matter of political, administrative, technical, business or economic-financial nature which has occurred or is related to the Company's business which may significantly influence: (a) the quotation of the securities issued by the Company or referenced thereto; (b) the investors' decision to buy, sell or keep the securities issued by the Company or related thereto; or (c) the investors' decision to use any rights inherent to the condition of holder of securities issued by the Company or related thereto. Art. 2 of CVM Resolution 44 provides non-limited examples of Relevant Matters.

The Related Person must report any information related to Material Act or Fact they are aware of to the Chief Financial and Investor Relations Officer (“DRI”) and/or the Executive Manager of the Investor Relations area.

All information considered material, which is not publicly known yet and which is disclosed, intentionally or not, to analysts, investors, journalists or any other person who is not a Related Person, shall be immediately made public in accordance with the applicable rules and regulations.

The disclosure of a material act or fact must be made, whenever possible, before the beginning or after the closing of the trading sessions of the stock exchanges where the securities issued by Vale are traded. If it is imperative disclosure to be made during the trading period, DRI must, directly or through the Investor Relations area, request, always simultaneously to the Stock Exchanges, suspension of the securities trading until the Privileged Information is adequately disclosed and observing the procedures provided in the regulations issued by the Stock Exchanges on the matter.

Access to information about Relevant Act or Fact s before their public disclosure is limited to professionals directly involved with the matter in question. These professionals must adequately store such information, keep it confidential until its public disclosure and assure that their subordinates and trusted third parties also do so, responding jointly with them in case of non-compliance. These professionals are also subject to a non-disclosure agreement entered into with Vale.

The Investor Relations area is the main responsible for the preparation of external communications for the capital markets, which must necessarily be reviewed and approved by DRI, and when necessary, as provided in the Policy, by Vale's Chief Legal Officer.

To assure speed, simultaneity and global disclosure of information to the capital market, Vale will use the communication forms and channels described hereunder:

  Information about Material Act or Fact will be disclosed globally and simultaneously, by electronic means, in Portuguese and English, and archived immediately.

  The disclosure of a Relevant Act or Fact will be made on a news portal with a page on the World Wide Web, on the websites of CVM and the administering entity in operation (B3 S.A. – Brasil, Bolsa, Balcão), by means of the CVM System, and it will be placed on the “Investor Relations” page on Vale website (www.vale.com). Information about a Material Act or Fact will also be submitted to SEC by means of Form 6K simultaneously with the disclosure in the aforementioned channels. Data about the channels used by Vale are informed in the Company's Registration Form, filed at CVM.

  Telephone conferences and webcasts will be held every quarter for disclosure of results, and exceptionally, if necessary. The performance of these events will be publicly announced to the capital markets in advance, indicating date, time and telephone numbers for connection. Such conferences and webcasts will be recorded and made available on Vale's website, in the “Investor Relations” section.

At the administration's discretion, Vale will actively participate in conferences, roadshows, meetings or events for investors around the world, and promote meetings with participants in the capital market and/or visits to their operations, regardless of whether or not there is issuance of securities in progress.

At the meetings or video/audio conferences with participants in the capital market, Vale may be represented by the Chief Executive Officer, DRI, the other Executive Officers, members of the Investor Relations area or people authorized in writing or orally by DRI or the Chief Executive Officer of the Company.

The Policy can be checked at the Company's headquarters, on the Company's website (www.vale.com), in section Investors (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx), in System Empresas.Net on the website of the Securities and Exchange Commission – CVM (www.gov.br/cvm), and the website of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

21.3 - Administrators responsible for implementation, maintenance, assessment and inspection of the information disclosure policy

DRI is the main responsible for disclosing information related Material Act or Fact and implementation and follow-up of the Policy, being responsible to:

(a) strictly analyze the concrete situations which may arise during the Company's operations, always considering their materiality, sector specificity, concreteness or strategic importance, in order to check whether or not such situations constitute a Material Act or Fact;

(b) send to CVM, by means of the CVM Information Disclosure System, and as applicable, to the Stock Exchanges, any Material Act or Fact occurred or related to its business, assuring its broad and immediate disclosure simultaneously in all markets where such securities are admitted for trading;

(c) in case of unusual fluctuation in the quotation, the price or the traded quantity of the securities issued by the Company or others related thereto, inquire the people with access to a Relevant Matter to check whether they are aware of information which should be disclosed to the market, and if so, assure that the information is immediately disclosed to the market in accordance with the Policy;

(d) in case of publication of news in the press involving privileged information or publication of news which adds a new fact about information which has already been disclosed, analyze the potential impact of the news on the negotiations, and if applicable, manifest immediately on the referred news by means of the CVM Information Disclosure System, and if applicable, proceed with the communications to SEC and the Stock Exchanges.

21.4 - Other relevant information

Disclosure of forecast and estimates is optional, in the terms of the applicable legislation. When the Company decides to disclose, these must be: (a) in compliance with the norms in force in Brazil and in other countries where Vale's securities are traded, especially the relevant norms about Form 20F to be filed at SEC; (b) included in the Reference Form; (c) identified as hypothetical data which does not constitute a promise of performance; (d) reasonable; and when applicable, (e) accompanied by the relevant assumptions, parameters and methodology adopted, and if these are modified, the Company must disclose, in the appropriate field of the Reference Form, that it has made changes in the relevant assumptions, parameters and methodology of forecast and estimates which have been previously released.

DRI must transmit the information about Relevant Shareholding negotiations to CVM and B3 as soon as it is received by the Company and update the corresponding section of the Reference Form within 7 (seven) business days. The shareholder's communication to the Company about negotiation of a Relevant Shareholding must include the information provided in Annex 3 to the Policy.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 31, 2022		Head of Investor Relations